Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-177984
333-177984-01

Offer to Exchange

each

Common Share, Preferred Share and American Depositary Share

of

TAM S.A.

for

0.90 of a Common Share

of

LAN AIRLINES S.A.

Represented by

American Depositary Shares or Brazilian Depositary Shares

LAN Airlines S.A., a Chilean company (which we refer to as “LAN”), TAM S.A., a Brazilian company (which we refer to as “TAM”), and their respective controlling shareholders have entered into an exchange offer agreement and implementation agreement (which we refer to collectively as the “transaction agreements”) to combine LAN and TAM to form the leading Latin American airline group with the largest fleet of aircraft of any airline in Latin America. When the proposed combination is completed, LAN will be the holding company for the combined companies and will change its name to “LATAM Airlines Group S.A.” (which we refer to as “LATAM”). The parties will implement the proposed combination using the following three steps:

•

Holdco II S.A., a Chilean company formed in June 2011 and indirectly owned by the controlling shareholders of TAM and LAN (which we refer to as “Holdco II”), will make an exchange offer in the United States pursuant to this offer to exchange/prospectus and in Brazil and elsewhere outside of the United States pursuant to other offering documents published in Brazil and made available to all holders of TAM shares to acquire all of the issued and outstanding (i) voting common shares of TAM (which we refer to as “TAM common shares”), (ii) non-voting preferred shares of TAM (which we refer to as “TAM preferred shares” and, collectively with TAM common shares, as “TAM shares”) and (iii) American Depositary Shares representing TAM shares (each of which represents one TAM share and which we refer to as “TAM ADSs”), in each case other than any TAM shares owned by the controlling shareholders of TAM, in exchange for the same number of common shares of Holdco II (which we refer to as the “exchange offer”);

•

Immediately before Holdco II accepts for exchange the TAM shares and TAM ADSs tendered into the exchange offer, the controlling shareholders of TAM will contribute to TEP Chile S.A., a Chilean company formed in June 2011 that is wholly owned by the controlling shareholders of TAM (which we refer to as “TEP Chile”), all of their TAM common shares and TAM preferred shares in exchange for a number of shares of TEP Chile, which, when added to the shares of TEP Chile held by the controlling shareholders of TAM at that time, would equal 100% of the shares of TEP Chile. Thereafter, TEP Chile will contribute all of the TAM common shares contributed to it by the controlling shareholders of TAM to Holdco I S.A., a Chilean company formed in June 2011 (which we refer to as “Holdco I”), and all of the TAM preferred shares contributed to it by the controlling shareholders of TAM to Sister Holdco S.A., a Chilean company formed in June 2011 (which we refer to as “Sister Holdco”), and will receive 93.8% of the voting shares of Holdco I (TEP Chile’s percentage ownership of the outstanding voting shares of Holdco I will be reduced after the mergers described below so that the product of such ownership percentage and Holdco I’s percentage ownership of the outstanding TAM common shares will be equal to 80%), and a number of shares of Sister Holdco (which we refer to as “Sister Holdco shares”) equal to the total number of TAM shares it contributed to Holdco I and Sister Holdco; and

•

After Holdco II accepts for exchange the TAM shares and TAM ADSs tendered into the exchange offer and immediately before the settlement of the exchange offer, each of Holdco II and Sister Holdco will merge with and into LAN (which we refer to as the “Holdco II merger” and the “Sister Holdco merger,” respectively, and which we refer to collectively as the “mergers”), with LAN being the surviving company of both mergers. For more information on these transactions, see “The Transaction Agreements—Overview” section of this offer to exchange/prospectus beginning on page 235.

As a result of the Holdco II merger, each common share of Holdco II (including those shares to be issued pursuant to the exchange offer) will be converted into 0.90 of a common share of LAN (which we refer to as “LAN common shares”). Because the Holdco II merger will occur immediately before the settlement of the exchange offer, holders of TAM shares and TAM ADSs acquired in the exchange offer will receive 0.90 of a LAN common share for each TAM share or TAM ADS so acquired. Holders of TAM shares and TAM ADSs who tender into the exchange offer through JPMorgan Chase Bank, N.A., as the US exchange agent, will receive such LAN common shares in the form of American Depositary Shares representing LAN common shares (each of which represents one LAN common share and which we refer to as “LAN ADSs”), which will be in book-entry form or will be evidenced by American Depositary Receipts (which we refer to as “LAN ADRs”). Holders of TAM shares who tender into the exchange offer by tendering their TAM shares in the auction (which we refer to as the “Auction”) to be held on the BM&FBOVESPA stock exchange in Brazil (which we refer to as “Bovespa”) will receive such LAN common shares in the form of Brazilian Depositary Shares representing LAN common shares (each of which represents one LAN common share and which we refer to as “LAN BDSs”), which will be in book-entry form or will be evidenced by Brazilian Depositary Receipts (which we refer to as “LAN BDRs”). We refer to the LAN common shares, LAN ADSs and LAN BDSs collectively as the “LAN shares”.

As a result of the Sister Holdco merger, each Sister Holdco share will be converted into 0.90 of a LAN common share. Because all of the Sister Holdco shares will be owned by the controlling shareholders of TAM indirectly through TEP Chile immediately prior to the Sister Holdco merger, they will receive LAN common shares for the TAM shares they contributed to TEP Chile (which were subsequently contributed to Holdco I and Sister Holdco) at the same exchange ratio as the holders of TAM shares and TAM ADSs receive in the exchange offer and the mergers.

No fractional LAN ADSs or LAN BDSs will be issued to you in connection with the exchange offer and the mergers. Instead of any such fractional shares that you would otherwise be entitled to receive pursuant to the exchange offer and the mergers, you will receive an amount in cash in US dollars based on the product of (i) the closing price of TAM preferred shares in Brazilian reais on the Bovespa on the last trading day immediately preceding the date on which the Auction on Bovespa will occur (as such date may be extended, the “Auction date”) (as reported on the Bovespa’s website, www.bmfbovespa.com.br or, if unavailable, as reported by another authoritative source), as converted into US dollars using the Foreign Exchange Market selling rate published by the Central Bank of Brazil on the SISBACEN Data System under transaction code PTAX 800 (which we refer to as the “US$/Brazilian real exchange rate”) on such date, and (ii) a fraction of 10/9.

The US$/Brazilian real exchange rate on May 4, 2012 was R$1.9210 = US$ 1.00.

THE BOARD OF DIRECTORS OF TAM HAS DETERMINED THAT THE EXCHANGE OFFER AND MERGERS ARE IN THE BEST INTERESTS OF TAM AND THE HOLDERS OF TAM SHARES AND TAM ADSs AND HAS RECOMMENDED THAT SUCH HOLDERS (OTHER THAN THE CONTROLLING SHAREHOLDERS OF TAM) TENDER THEIR TAM SHARES AND TAM ADSs INTO THE EXCHANGE OFFER.

This offer to exchange/prospectus is being sent to all holders of TAM shares that are residents of, or located in, the United States and to all holders of TAM ADSs, wherever located. Separate offering documents relating to the exchange offer are being published in Brazil and made available to all holders of TAM shares.

The exchange offer is being made on the terms and subject to the conditions set forth in this offer to exchange/prospectus under “The Exchange Offer” beginning on page 184 and the related letter of transmittal.

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Among other conditions, the exchange offer is subject to the following minimum conditions:

Delisting Condition

The holders of more than 66 2/3% of the total number of outstanding TAM shares (including those represented by TAM ADSs) that are not owned by TAM, the TAM controlling shareholders, any of their affiliates or any director or officer of TAM and which:

•	are tendered through the US exchange agent,

•	are qualified to participate in the Auction on Bovespa, and/or

•	the holders of which agree or disagree with the deregistration of TAM as a public company in Brazil must either:

•	validly tender such shares into, and not withdraw them from, the exchange offer, or

•	agree with the deregistration of TAM as a public company in Brazil.

The delisting condition will not be waivable under Brazilian law, so if the delisting condition is not satisfied, the exchange offer will terminate and the mergers will not be completed.

Squeeze-out Condition

The sum of:

•	the total number of TAM shares and TAM ADSs validly tendered into, and not withdrawn from, the exchange offer, and

•	the total number of TAM shares beneficially owned by the TAM controlling shareholders (which represented approximately 46.56% of the outstanding TAM shares as of May 4, 2012)

must represent more than 95% of the total number of outstanding TAM shares (including those represented by TAM ADSs).

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS FOR TENDERS OF TAM ADSs AND TAM SHARES WILL EXPIRE AT 5:00 P.M. EASTERN TIME (6:00 P.M. SÃO PAULO TIME) (THE “EXPIRATION TIME”) ON THE DATE (AS SUCH DATE MAY BE EXTENDED, THE “EXPIRATION DATE”) IMMEDIATELY PRECEDING THE AUCTION DATE, UNLESS THE EXCHANGE OFFER IS EXTENDED. THE EXPIRATION DATE IS CURRENTLY JUNE 11, 2012 AND THE AUCTION DATE IS CURRENTLY JUNE 12, 2012, BUT THESE DATES WILL CHANGE IF THE EXCHANGE OFFER IS EXTENDED.

TAM ADSs MAY NOT BE SOLD IN THE AUCTION ON BOVESPA. IN ADDITION, IF YOU ARE A US PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933) OR LOCATED IN THE UNITED STATES YOU MAY NOT SELL YOUR TAM SHARES IN THE AUCTION ON BOVESPA UNLESS YOU ARE A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT OF 1933) AND YOU MAKE THE REQUIRED REPRESENTATIONS, WARRANTIES AND AGREEMENTS.

The mergers have already been approved by the shareholders of LAN, Holdco II and Sister Holdco and no other shareholder or board approvals are required by any of those entities to authorize or complete the mergers, other than the formality of the board of directors of LAN approving the delivery of LAN common shares issuable

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in the mergers. Accordingly, LAN and Holdco II are not requesting, and you should not send to LAN or Holdco II, a proxy or other approval from you with respect to the mergers other than the acknowledgment and ratification of the approval of the Holdco II merger contained in the letter of transmittal you will use to tender your TAM shares or TAM ADSs into the exchange offer.

LAN common shares are listed on the Santiago Stock Exchange (“SSE”) under the symbol “LAN” and the LAN ADSs are listed on the New York Stock Exchange (“ NYSE”) under the symbol “LFL.” The TAM preferred shares are listed on Bovespa under the symbol “TAMM4,” the TAM common shares are listed on Bovespa under the symbol “TAMM3” and the TAM ADSs representing TAM preferred shares (which we refer to as “TAM preferred ADSs”) are listed on the NYSE under the symbol “TAM.” LAN will submit an application to list the LAN ADSs that will be issued pursuant to the exchange offer and the mergers on the NYSE. On May 4, 2012, the closing price of LAN common shares listed on the SSE was CLP$13,494 (equivalent to US$27.99 based on the “dólar observado” or “observed” exchange rate as published by the Banco Central de Chile (which we refer to as the “Central Bank of Chile”) on such date) and the closing price of LAN ADSs listed on the NYSE was US$27.87. On May 4, 2012, the closing price of TAM common shares listed on Bovespa was R$45.90 (equivalent to US$23.89 based on the US$/Brazilian real exchange rate on such date), the closing price of TAM preferred shares listed on Bovespa was R$45.60 (equivalent to US$23.74 based on the US$/Brazilian real exchange rate on such date) and the closing price of TAM preferred ADSs on the NYSE was US$24.21.

See the “Risk Factors” section of this offer to exchange/prospectus beginning on page 51 for a discussion of various risk factors that you should consider before deciding whether or not to tender your TAM shares and/or TAM ADSs into the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the transactions described in this offer to exchange/prospectus or passed upon the adequacy or accuracy of this offer to exchange/prospectus. Any representation to the contrary is a criminal offense.

The date of this offer to exchange/prospectus is May 10, 2012.

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ANNEXES:

ANNEX A-1	OPINION OF J.P. MORGAN SECURITIES LLC, DATED JANUARY 18, 2011

ANNEX A-2	OPINION OF J.P. MORGAN SECURITIES LLC, DATED NOVEMBER 11, 2011

ANNEX B-1	OPINION OF BANCO BTG PACTUAL S.A., DATED AUGUST 13, 2010

ANNEX B-2	OPINION OF BANCO BTG PACTUAL S.A., DATED NOVEMBER 16, 2011

ANNEX C	VALUATION REPORT OF BANCO BRADESCO BBI S.A.

ANNEX D	EXCHANGE OFFER AGREEMENT, DATED AS OF JANUARY 18, 2011, AMONG LAN AIRLINES S.A., COSTA VERDE AERONÁUTICA S.A., INVERSIONES MINERAS DEL CANTÁBRICO S.A., TAM S.A., TAM EMPREENDIMENTOS E PARTICIPAÇÕES S.A. AND MARIA CLÁUDIA OLIVEIRA AMARO, MAURÍCIO ROLIM AMARO, NOEMY ALMEIDA OLIVEIRA AMARO AND JOÃO FRANCISCO AMARO

ANNEX E	IMPLEMENTATION AGREEMENT, DATED AS OF JANUARY 18, 2011, AMONG LAN AIRLINES S.A., COSTA VERDE AERONÁUTICA S.A., INVERSIONES MINERAS DEL CANTÁBRICO S.A., TAM S.A., TAM EMPREENDIMENTOS E PARTICIPAÇÕES S.A. AND MARIA CLÁUDIA OLIVEIRA AMARO, MAURÍCIO ROLIM AMARO, NOEMY ALMEIDA OLIVEIRA AMARO AND JOÃO FRANCISCO AMARO

ANNEX F	LETTER AGREEMENT, DATED AS OF JANUARY 12, 2012, AMONG LAN AIRLINES S.A., COSTA VERDE AERONÁUTICA S.A., INVERSIONES MINERAS DEL CANTÁBRICO S.A., TAM S.A., TAM EMPREENDIMENTOS E PARTICIPAÇÕES S.A. AND MARIA CLÁUDIA OLIVEIRA AMARO, MAURÍCIO ROLIM AMARO, NOEMY ALMEIDA OLIVEIRA AMARO AND JOÃO FRANCISCO AMARO

ANNEX G	AMENDMENT, DATED AS OF APRIL 25, 2012, AMONG LAN AIRLINES S.A., COSTA VERDE AERONÁUTICA S.A., INVERSIONES MINERAS DEL CANTÁBRICO S.A., TAM S.A., TAM EMPREENDIMENTOS E PARTICIPAÇÕES S.A. AND MARIA CLÁUDIA OLIVEIRA AMARO, MAURÍCIO ROLIM AMARO, NOEMY ALMEIDA OLIVEIRA AMARO AND JOÃO FRANCISCO AMARO

ANNEX H	SHAREHOLDERS AGREEMENT, DATED AS OF JANUARY 25, 2012, AMONG COSTA VERDE AERONÁUTICA S.A., INVERSIONES MINERAS DEL CANTÁBRICO S.A. AND TEP CHILE S.A.

ANNEX I	SHAREHOLDERS AGREEMENT, DATED AS OF JANUARY 25, 2012, BETWEEN LAN AIRLINES S.A. AND TEP CHILE S.A.

ANNEX J	SHAREHOLDERS AGREEMENT, DATED AS OF JANUARY 25, 2012, AMONG LAN AIRLINES S.A., TEP CHILE S.A. AND HOLDCO I S.A.

ANNEX K	SHAREHOLDERS AGREEMENT, DATED AS OF JANUARY 25, 2012, AMONG LAN AIRLINES S.A., TEP CHILE S.A., HOLDCO I S.A. AND TAM S.A.

This offer to exchange/prospectus incorporates by reference important business and financial information about LAN and TAM that is contained in their filings with the SEC but which is not included in, or delivered with, this offer to exchange/prospectus. This information is available on the SEC’s website at www.sec.gov and from other sources. For more information about how to obtain copies of these documents, see the “Where You Can Find More Information” section of this offer to exchange/prospectus beginning on page 16. LAN will also make copies of this information available to you without charge upon your written or oral request to D.F. King & Co., Inc. at 48 Wall Street, New York, New York 10005. In order to receive timely delivery of these documents, you must make such a request no later than five business days before the then-scheduled expiration date of the exchange offer. This deadline is currently June 4, 2012 because the expiration date of the exchange offer is currently June 11, 2012 but the actual deadline will be different if the exchange offer is extended.

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QUESTIONS AND ANSWERS ABOUT THE PROPOSED COMBINATION

The summary term sheet in question and answer format set forth below highlights selected information about the exchange offer and the mergers that is included elsewhere in this offer to exchange/prospectus. It does not, however, contain all of the information included in, or incorporated by reference into, this offer to exchange/prospectus and the related letter of transmittal and you should read and consider all such information carefully before deciding whether or not to tender your TAM shares (as defined below) or TAM ADSs (as defined below) into the exchange offer.

Q.	What are LAN and TAM proposing to do?

A.	LAN Airlines S.A., a Chilean company (which we refer to as “LAN”), and TAM S.A., a Brazilian company (which we refer to as “TAM”), are proposing to combine to form the leading Latin American airline group with the largest fleet of aircraft of any airline in Latin America. When the proposed combination is completed, LAN will be the holding company of the combined companies and will change its name to “LATAM Airlines Group S.A.” (which we refer to as “LATAM”). The proposed combination will be implemented pursuant to the terms and conditions of the implementation agreement and the exchange offer agreement entered into on January 18, 2011 (which we refer to collectively as the “transaction agreements”) by LAN, TAM, the controlling shareholders of LAN under Chilean law (Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A., which we refer to individually as “Costa Verde Aeronáutica” and “Mineras del Cantábrico,” respectively and collectively as the “LAN controlling shareholders”), the controlling shareholders of TAM under Brazilian law (Noemy Almeida Oliveira Amaro, Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro and João Francisco Amaro, whom we refer to collectively as the “TAM controlling shareholders”), and TAM Empreendimentos e Participações S.A, a company through which the TAM controlling shareholders held their TAM shares (as defined below) at that time (which we refer to as “TEP”).

Q.	How will LAN and TAM combine?

A.	The parties will implement the combination as described below:

•	In June 2011, the TAM controlling shareholders formed four new Chilean companies:

•	TEP Chile S.A. (which we refer to as “TEP Chile”),

•	Holdco I S.A. (which we refer to as “Holdco I”),

•	Holdco II S.A. (which we refer to as “Holdco II”), and

•	Sister Holdco S.A. (which we refer to as “Sister Holdco”).

•	The current ownership of these four new companies is:

•	The TAM controlling shareholders own 100% of the outstanding shares of TEP Chile,

•

TEP Chile owns 100% of the outstanding voting common shares, without par value, of Holdco I (which we refer to as the “Holdco I voting shares”), which class of shares is entitled to essentially all of the voting rights but none of the economic rights in Holdco I,

•

LAN owns 100% of the outstanding non-voting common shares, without par value, of Holdco I (which we refer to as the “Holdco I non-voting shares”), which class of shares is entitled to essentially all of the economic rights but none of the voting rights in Holdco I,

•	Holdco I and LAN each own one common share, without par value, of Holdco II (which we refer to as the “Holdco II shares”), which collectively represent 100% of the outstanding Holdco II shares, and

•

TEP Chile and its nominee each own one common share, without par value, of Sister Holdco (which we refer to as the “Sister Holdco shares”), which collectively represent 100% of the outstanding Sister Holdco shares.

•	Holdco II will make an exchange offer in the United States and Brazil to acquire all of the issued and outstanding:

•	voting common shares, without par value, of TAM (which we refer to as the “TAM common shares”),

•

non-voting preferred shares, without par value, of TAM (which we refer to as the “TAM preferred shares” and we refer to the TAM preferred shares and the TAM common shares together as the “TAM shares”), and

•	American Depositary Shares representing TAM shares (each of which represents one TAM share and which we refer to as the “TAM ADSs”),

in each case that are not owned by the TAM controlling shareholders in exchange for the same number of Holdco II shares (we refer to this as the “exchange offer”).

•	Immediately before Holdco II accepts for exchange the TAM shares and TAM ADSs tendered into, and not withdrawn from, the exchange offer:

•	the TAM controlling shareholders will contribute to TEP Chile all of their TAM common shares and all of their TAM preferred shares and will receive additional shares of TEP Chile,

•	TEP Chile will contribute to Holdco I all of the TAM common shares that TEP Chile received from the TAM controlling shareholders and will receive Holdco I non-voting shares, and

•	TEP Chile will contribute to Sister Holdco:

•	all of the TAM preferred shares that TEP Chile received from the TAM controlling shareholders,

•	all of the Holdco I non-voting shares that TEP Chile received from Holdco I, and

•	6.2% of the outstanding Holdco I voting shares,

and will receive a number of Sister Holdco shares equal to the total number of TAM common shares and TAM preferred shares that the TAM controlling shareholders contributed to TEP Chile.

•

After Holdco II accepts for exchange the TAM ADSs and TAM shares tendered into, and not withdrawn from, the exchange offer and immediately before the settlement of the exchange offer, each of Holdco II and Sister Holdco will merge with and into LAN (which we refer to as the “Holdco II merger” and the “Sister Holdco merger,” respectively, and which we refer to collectively as the “mergers”) as a result of which:

•	LAN will be the surviving company of both mergers,

•	Holdco II and Sister Holdco will cease to exist, and

•

each Holdco II share (including those that would otherwise have been delivered at the settlement of the exchange offer) and each Sister Holdco share will be converted into 0.90 of a common share, without par value, of LAN (which we refer to as “LAN common shares”).

•	Promptly after settlement of the exchange offer, LAN will:

•	contribute to Holdco I any TAM common shares acquired in the exchange offer in exchange for the same number of Holdco I non-voting shares, and

•

increase its ownership percentage of the outstanding Holdco I voting shares by converting some of its Holdco I non-voting shares into Holdco I voting shares to the percentage that will cause the product of (i) TEP Chile’s ownership percentage of the outstanding Holdco I voting shares and (ii) Holdco I’s ownership percentage of the outstanding TAM common shares to be equal to 80%.

For a further discussion of these transactions, see “The Transaction Agreements—Overview” section of this offer to exchange/prospectus beginning on page 235.

As a result of the foregoing transactions:

•	Holdco I will own 100% of the TAM common shares that were:

•	contributed by the TAM controlling shareholders, or

•	acquired pursuant to the exchange offer,

•	LAN will own 100% of the TAM preferred shares that were acquired pursuant to the exchange offer or contributed by the TAM controlling shareholders,

•	The TAM controlling shareholders will own at least 80% of the outstanding Holdco I voting shares and LAN will own no more than 20% of the outstanding Holdco I voting shares,

•

If the squeeze-out condition (as defined below) is satisfied, then, as a result of their voting control of Holdco I, the TAM controlling shareholders will beneficially own 100% of the TAM common shares after completion of the exchange offer, the mergers and the compulsory redemption by TAM of all the TAM shares (including those represented by TAM ADSs) not owned by Holdco I or LAN,

•	LAN will own 100% of the outstanding Holdco I non-voting shares, which will entitle it to essentially all of the economic rights in respect of the TAM common shares held by Holdco I,

•

As a result of the Sister Holdco merger, the TAM controlling shareholders will receive 0.90 of a LAN common share for each TAM common share and each TAM preferred share they contributed to TEP Chile, and

•	As a result of the exchange offer and Holdco II merger, holders of TAM shares and TAM ADSs will receive 0.90 of a LAN common share for each TAM share or TAM ADS acquired in the exchange offer.

LAN will deliver such LAN common shares to holders of TAM shares and TAM ADSs tendered into, and not withdrawn from, the exchange offer through JPMorgan Chase Bank, N.A. (which we refer to as “JPMorgan Chase Bank”), acting as the US exchange agent for the exchange offer (which we refer to as the “US exchange agent”), in the form of American Depositary Shares representing LAN common shares (each of which represents one LAN common share and which we refer to as the “LAN ADSs”), which will be in book-entry form or will be evidenced by American Depositary Receipts (which we refer to as the “LAN ADRs”). LAN will deliver such LAN common shares to holders of TAM shares tendered into, and not withdrawn from, the exchange offer through the auction (which we refer to as the “Auction”) to be held on the BM&FBOVESPA stock exchange in Brazil (which we refer to as “Bovespa”) in the form of Brazilian Depositary Shares representing LAN common shares (each of which represents one LAN common share and which we refer to as the “LAN BDSs”), which will be in book-entry form or will be evidenced by Brazilian Depositary Receipts (which we refer to as the “LAN BDRs”). We refer to the LAN common shares, LAN ADSs and LAN BDSs collectively in this offer to exchange/prospectus as the “LAN shares.”

Q.	Why will the TAM controlling shareholders own at least 80% of the Holdco I voting shares and retain voting control of TAM after completion of the combination transactions?

A.

The Brazilian Aeronautical Code provides that in order for an airline to be entitled to a concession to operate scheduled air transportation services, 80% of the airline’s voting capital must be held by Brazilian citizens. In order to satisfy these requirements, the product of (i) the percentage of the outstanding Holdco I voting shares owned by the TAM controlling shareholders after the completion of the combination transactions pursuant to the exchange offer, the mergers and the other transactions described herein (including, if applicable, the compulsory redemption of any TAM shares (including those represented by TAM ADSs) not acquired by LAN or contributed to Holdco I) and (ii) the percentage of the outstanding TAM common shares owned by Holdco I after such completion must be at least 80%. As a result, the actual ownership percentage of the outstanding Holdco I voting shares that will be owned by the TAM controlling shareholders after completion of the combination transactions will vary depending on the percentage of the outstanding TAM common shares that are acquired in the combination transactions. The TAM controlling shareholders will own 80% of the outstanding voting shares of Holdco I if all of the outstanding TAM shares are acquired in the combination transactions and this percentage will increase as the percentage of outstanding TAM shares so acquired decreases.

As a result of the foregoing, the TAM controlling shareholders will retain voting control of Holdco I and TAM after completion of the combination transactions described above. LAN will own all of the outstanding Holdco I non-voting shares, which will entitle LAN to essentially all of the economic interests in Holdco I and the TAM common shares Holdco I owns. LAN will also own all of the TAM preferred shares (including those represented by TAM ADSs) acquired in such combination transactions. For a discussion of the combination transactions, see “The Exchange Offer—Purpose of the Offer; Combination Transactions” and “The Transaction Agreements—Overview” sections of this offer to exchange/prospectus beginning on pages 233 and 235, respectively.

Pursuant to shareholder agreements entered into by the parties, neither Holdco I, TAM nor TAM’s subsidiaries may take certain actions without the prior approval of a supermajority of the board of directors and/or the shareholders of Holdco I or TAM. Supermajority approval of the board of directors of Holdco I or TAM, as the case may be, requires the affirmative vote of five out of six of the members of such board of directors. Supermajority approval of the shareholders of Holdco I requires the affirmative vote of the holders of shares representing at least 95% of the total number of Holdco I voting shares then issued and outstanding at a duly called meeting of the shareholders of Holdco I at which a quorum is present and acting throughout. Supermajority approval of the shareholders of TAM requires the affirmative vote of the holders of shares representing at least 85% of the total number of TAM common shares or TAM shares, as the case may be, then issued and outstanding at a duly called meeting of the shareholders of TAM at which a quorum is present and acting. As a result of these supermajority requirements, these actions will effectively require the prior approval of both LAN and TEP Chile (which will be wholly owned by the TAM controlling shareholders). Actions requiring supermajority approval by the board of directors of Holdco I or TAM include, among others, entering into acquisitions or business collaborations, amending or approving budgets, business plans, financial statements and accounting policies, incurring indebtedness, encumbering assets, entering into certain agreements, making certain investments, modifying rights or claims, entering into settlements, appointing executives, creating security interests, issuing, redeeming or repurchasing securities and voting on matters as a shareholder of subsidiaries of TAM. Actions requiring supermajority shareholder approval of Holdco I or TAM include, among others, certain changes to the by-laws of Holdco I, TAM or TAM’s subsidiaries or any dissolution/liquidation, corporate reorganization, payment of dividends, issuance of securities, disposal or encumbrance of certain assets, creation of securities interest or entering into guarantees and agreements with related parties. For a more detailed list of supermajority actions of the board and shareholders of Holdco I and TAM, see the “Shareholders Agreements—Governance and Management of Holdco I and TAM—Supermajority Actions” section of this offer to exchange/prospectus beginning on page 261.

Q.	Does the board of directors of TAM support the combination?

A.	Yes. The board of directors of TAM has determined that the exchange offer and the mergers are in the best interests of TAM and the holders of TAM shares and TAM ADSs and has recommended that such holders (other than the TAM controlling shareholders) tender their TAM shares and TAM ADSs into the exchange offer.

Q.	Does the board of directors of LAN support the combination?

A.	Yes. The board of directors of LAN recommended that the shareholders of LAN approve the mergers and the other transactions contemplated by the transaction agreements, which the shareholders of LAN have already done.

Q.	Can I tender my TAM shares and/or my TAM ADSs into the exchange offer?

A.	Yes. You can tender your TAM common shares, your TAM preferred shares and/or your TAM ADSs into the exchange offer and the same consideration per share will be paid for each class and type of shares. Holders of TAM shares and TAM ADSs who tender their TAM shares and/or TAM ADSs into the exchange offer through the US exchange agent will receive such consideration in the form of LAN ADSs, while holders of TAM shares who tender their TAM shares into the exchange offer through the Auction will receive such consideration in the form of LAN BDSs.

Q.	If Holdco II acquires my TAM shares and/or TAM ADSs pursuant to the exchange offer, is it possible that the mergers will not be completed?

A.	No. The mergers have already been approved by the shareholders of LAN, Holdco II and Sister Holdco and no other shareholder or board approvals are required by any of those entities to authorize or complete the mergers other than the formality of the board of directors of LAN approving the delivery of LAN common shares issuable in the mergers. The mergers will become effective after Holdco II becomes contractually obligated to acquire TAM shares and TAM ADSs pursuant to the exchange offer, which will occur at the expiration of the exchange offer if all the exchange offer conditions (as defined under “The Exchange Offer—Conditions to Completion of the Exchange Offer” section of this offer to exchange/prospectus beginning on page 189) have been satisfied or waived and immediately before the settlement of the exchange offer.

Q.	If Holdco II acquires my TAM shares and/or TAM ADSs pursuant to the exchange offer, is it possible that I will receive Holdco II shares instead of LAN ADSs or LAN BDSs?

A.	No. The mergers will become effective immediately before the settlement of the exchange offer and as a result of the Holdco II merger each Holdco II share you would otherwise receive pursuant to the exchange offer will be converted into 0.90 of a LAN common share. Holders of TAM shares and TAM ADSs who tender their TAM shares and/or TAM ADSs into the exchange offer through the US exchange agent will receive such LAN common shares in the form of LAN ADSs, while holders of TAM shares who tender their TAM shares into the exchange offer through the Auction on Bovespa will receive such LAN common shares in the form of LAN BDSs. As a result of the Holdco II merger, if your TAM shares or TAM ADSs are acquired in the exchange offer, you will receive LAN ADSs or LAN BDSs instead of Holdco II shares upon settlement of the exchange offer.

Q.	What will I receive if the exchange offer is completed?

A.	If the exchange offer is completed, you will receive 0.90 of a LAN common share for each TAM share or TAM ADS you tender into, and do not withdraw from, the exchange offer. Holders of TAM shares and TAM ADSs who tender their TAM shares and/or TAM ADSs into the exchange offer through the US exchange agent will receive such LAN common shares in the form of LAN ADSs, while holders of TAM shares who tender their TAM shares into the exchange offer through the Auction on Bovespa will receive such LAN common shares in the form of LAN BDSs.

Q.	Will I receive fractional LAN ADSs or LAN BDSs?

A.

No fractional LAN ADSs or LAN BDSs will be issued to you in connection with the exchange offer and the mergers. Instead of any such fractional shares that you would otherwise be entitled to receive pursuant to the exchange offer and the mergers, you will receive an amount in cash in US dollars based on the product of (i) the closing price of the TAM preferred shares in Brazilian reais on the Bovespa on the last trading day immediately preceding the date on which the Auction on Bovespa will occur (which we refer to as the “Auction date”) (as reported on the Bovespa’s website, www.bmfbovespa.com.br or, if unavailable, as reported by another authoritative source), as converted into US dollars using the Foreign Exchange Market selling rate published by the Central Bank of Brazil on the SISBACEN Data System under transaction code PTAX 800 (which we refer to as the “US$/Brazilian real exchange rate”) on such date, and (ii) a fraction of 10/9.

The US$/Brazilian real exchange rate on May 4, 2012 was R$1.9210 = US$1.00.

Q.	Does TAM have ADR programs for both the TAM preferred shares and the TAM common shares?

A.	Yes. TAM established an American depositary receipt program for the TAM preferred shares in 2006 (which we refer to as the “TAM preferred ADR program”). In addition, TAM recently established an American depositary receipt program for the TAM common shares (which we refer to as the “TAM common ADR program”). Each TAM ADS issued under the TAM preferred ADR program (which we refer to as a “TAM preferred ADS”) represents one TAM preferred share and is evidenced by an American depositary receipt (which we refer to as a “TAM preferred ADR”), and each TAM ADS issued under the TAM common ADR program (which we refer to as a “TAM common ADS”) represents one TAM common share and is evidenced by an American depositary receipt (which we refer to as a “TAM common ADR”). We refer to the TAM preferred ADSs and the TAM common ADSs collectively as the “TAM ADSs” and the TAM preferred ADRs and TAM common ADRs collectively as the “TAM ADRs”.

Q.	If I hold TAM shares instead of TAM ADSs and would like to tender my TAM shares in the exchange offer, which method should I use to tender my TAM shares?

A.	If you hold TAM shares, there are three possible ways to tender them into the exchange offer:

•

You can tender your TAM shares through the US exchange agent, who will receive and hold tendered TAM shares on behalf of Holdco II and, if the exchange offer is completed, will exchange such TAM shares for LAN ADSs,

•	You can deposit your TAM shares into the applicable TAM ADR program, receive TAM ADSs representing your deposited TAM shares and tender those TAM ADSs through the US exchange agent, or

•

If (but only if) you are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act and which we refer to as a “QIB”), you can tender your TAM shares in the Auction on Bovespa if you make the required representations, warranties and agreements described below.

In deciding which method you should use to tender your TAM shares into the exchange offer, you should consider the following:

•	If you tender your TAM shares through the US exchange agent:

•

You will have to convert your investment in your TAM shares in Brazil from an investment made in the financial and capital markets, regulated by Resolution No. 2,689/00 of the Conselho Monetário Nacional (which law we refer to as “Resolution No. 2,689/00” and which investment we refer to as a “2,689 investment”) to a direct investment outside of the financial and capital markets, regulated by Law 4,131/62 (which law we refer to as “Law 4,131/62” and which investment we refer to as a “4,131 investment”), and this process may take approximately seven business days to complete,

•	You will receive LAN ADSs and will not have to pay any issuance fees to the depositary for the LAN ADSs (which we refer to as the “LAN ADS depositary”),

•	You will not have to pay any fees to Bovespa or Central Depositária da BM&FBovespa (which we refer to as “CD”),

•	You will not have to pay any fee to the US exchange agent to tender your TAM shares,

•

You will not have to pay the Imposto Sobre Operações Financeiras, a tax imposed on foreign exchange, securities/bonds, credit and insurance transactions under Brazilian law (which we refer to as “IOF”), and

•	You may have to pay capital gains tax in Brazil.

•	If you deposit your TAM shares into the applicable TAM ADR program, receive TAM ADSs representing your deposited TAM shares and tender those TAM ADSs through the US exchange agent:

•	You will receive LAN ADSs,

•	You will have to pay issuance fees to the TAM depositary,

•	You will not have to pay any issuance fees to the LAN ADS depositary,

•	You will not have to pay any fees to Bovespa or CD,

•	You will not have to pay any fee to the US exchange agent to tender your TAM ADSs,

•	You will have to pay IOF in Brazil at the rate of 1.5% of the value of the TAM shares you deposit, and

•	You may have to pay capital gains tax in Brazil.

•	If you are a QIB and tender your TAM shares in the Auction on Bovespa:

•	You will receive LAN BDSs instead of LAN ADSs,

•	You will not have to pay any issuance fees to the depositary for LAN BDSs (which we refer to as the “LAN BDS depositary”),

•	You will not have to pay the IOF payable at a rate of 0.38% in connection with the exchange offer because LAN has agreed to pay this amount on your behalf,

•	You will have to pay two combined fees to Bovespa and CD, each in an amount equal to 0.0345% of the value of the exchange transaction,

•	You will have to represent and warrant that you and any person on whose behalf you hold your TAM shares are QIBs,

•

You will have to agree that for six months after the settlement date of the exchange offer you will only resell your LAN BDSs or the LAN common shares they represent in compliance with the applicable requirements of Rule 904 of Regulation S under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), which may be difficult because Bovespa is not a “designated offshore securities market” as defined in Rule 902 of Regulation S, and

•

If you want to withdraw the LAN common shares represented by the LAN BDSs you receive in connection with the exchange offer, you will have to pay a withdrawal fee to the LAN BDS depositary of between R$ 0.02 and R$ 0.05 per LAN common share (depending on how many LAN common shares you withdraw).

For more information on the Brazilian and US tax consequences of the various methods of tendering your TAM ADSs or TAM shares, see “The Exchange Offer—Tax Consequences” section of this offer to exchange/prospectus beginning on page 207.

Q.	How do I tender my TAM shares or TAM ADSs in the exchange offer?

A.	The steps you must take to tender into the exchange offer will depend on whether you hold TAM shares or TAM ADSs and whether you hold such TAM shares or TAM ADSs directly or indirectly through a broker, dealer, commercial bank, trust company or other nominee. If you hold TAM shares, you will need to choose among the different ways you may tender your TAM shares. For more information on how to tender your TAM shares and/or TAM ADSs in the exchange offer, see “The Exchange Offer—Procedure for Tendering” section of this offer to exchange/prospectus beginning on page 192. If all of the conditions to completion of the exchange offer are satisfied or waived and your TAM shares or TAM ADSs are validly tendered into, and not withdrawn from, the exchange offer prior to the expiration time (as defined below) of the exchange offer, your TAM shares and TAM ADS will be accepted by Holdco II for exchange in the exchange offer.

•

If you hold TAM ADSs and would like to tender them into the exchange offer, you must tender them to the US exchange agent prior to 5:00 p.m. Eastern time (6:00 p.m. São Paulo time) (which we refer to as the “expiration time”) on the date (as such date may be extended, the “expiration date”) immediately preceding the Auction date. The expiration date is currently June 11, 2012 and the Auction date is currently June 12, 2012, but these dates will change if the exchange offer is extended. In order to tender your TAM ADSs, you must take the following actions:

•

If you hold your TAM ADSs directly in the form of TAM ADRs, you must complete and sign the letter of transmittal included with this offer to exchange/prospectus and return it together with your TAM ADRs and any required documentation to the US exchange agent at the appropriate address specified on the back cover page of this offer to exchange/prospectus.

•

If you hold your TAM ADSs in book-entry form, you must tender your TAM ADSs through the US exchange agent by using the automated tender system (which we refer to as the “ATOP system”) of The Depository Trust Company (which we refer to as “DTC”), complete and sign the letter of transmittal included with this offer to exchange/prospectus and return it together with any required documentation to the US exchange agent at the appropriate address specified on the back cover page of this offer to exchange/prospectus. You do not need to deliver a letter of transmittal to the US exchange agent, however, if the book-entry transfer of your TAM ADSs includes the transmission of an agent’s message (as defined below under the “The Exchange Offer —Procedure for Tendering—Holders of TAM ADSs” section of this offer to exchange/prospectus).

•

If you hold your TAM ADSs indirectly through a broker, dealer, commercial bank, trust company or other nominee, you should instruct your broker, dealer, commercial bank, trust company or other nominee to tender your TAM ADSs to the US exchange agent on your behalf.

•

If you or your nominee holds TAM ADSs and you want to tender the TAM shares represented by those TAM ADSs using one of the methods described below in this section, then you or your nominee must withdraw the TAM shares represented by those TAM ADSs by surrendering your TAM ADSs to the custodian of JPMorgan Chase Bank, as the depositary for the TAM ADSs (which we refer to as the “TAM depositary”), and pay any applicable fees, taxes and other governmental charges payable in connection with such withdrawal. Prior to surrendering your TAM ADSs to the TAM depositary for withdrawal and receiving the TAM shares represented by your TAM ADSs, you must register the TAM shares to be withdrawn at CD and you will need to register your investment in Brazil. If you are a QIB and intend to tender your TAM shares in the Auction on Bovespa, you will need to obtain a foreign registration under Resolution No. 2,689/00, appoint a Brazilian representative for purposes of such registration and make arrangements for that representative to tender your TAM shares on your behalf. If you intend to tender your TAM shares through the US exchange agent, you will need to obtain a registration as a direct investment outside the financial and capital markets under Law 4,131/62. You will need to take these steps sufficiently in advance of the expiration time to be able to effect your tender. There are potential disadvantages to withdrawing the TAM shares represented by your TAM ADSs and tendering those TAM shares in the exchange offer which are described below under “The Exchange Offer—Procedure for Tendering—Holders of TAM ADSs” section of this offer to exchange/prospectus beginning on page 195. For more information about this registration process, see “The Exchange Offer—Certain Legal and Regulatory Matters—Registering Under Resolution No. 2,689/00 and Law 4,131/62” section of this offer to exchange/prospectus beginning on page 228.

•

If you or your nominee holds TAM shares directly in your own name and you would like to tender them through the US exchange agent in the form of TAM ADSs, you must first deposit your TAM shares with the custodian of the TAM depositary for the applicable TAM ADR program and pay issuance fees to the TAM depositary and any applicable taxes or other governmental charges payable in connection with such deposit. The TAM ADSs representing your TAM shares will be delivered to you or your nominee in the form of TAM ADRs or TAM ADSs in book-entry form and may be tendered through the US exchange agent using the procedures described below under “The Exchange Offer—Procedure for Tendering—

Holders of TAM ADSs.” You will need to take these steps sufficiently in advance of the expiration time so that the TAM ADSs representing your TAM shares may be tendered through the US exchange agent.

•

If you hold TAM shares indirectly through a broker, dealer, commercial bank, trust company or other nominee and you would like to tender them through the US exchange agent in the form of TAM ADSs, you must instruct your broker, dealer, commercial bank, trust company or other nominee to arrange for your TAM shares to be deposited with the custodian of the TAM depositary for the applicable TAM ADR program and thereafter to tender the TAM ADSs representing your TAM shares on your behalf through the US exchange agent using the procedures described below under “The Exchange Offer—Procedure for Tendering—Holders of TAM ADSs” section of this offer to exchange/prospectus beginning on page 195. You must ensure that your broker, dealer, commercial bank, trust company or other nominee receives your instructions and any required documentation sufficiently in advance of the expiration time so that it can effect such deposit and tender on your behalf prior to the expiration time and you must pay any fees or commissions charged by such broker, dealer, commercial bank, trust company or other nominee to make such deposit or tender.

•

If you hold TAM shares directly and you would like to tender them through the US exchange agent, you must first convert your investment in your TAM shares in Brazil from a 2,689 investment to a 4,131 investment. Once your investment in your TAM shares has been effectively converted to a 4,131 investment, you can tender your TAM shares through the US exchange agent at any time prior to the expiration time by completing and signing the enclosed letter of transmittal and returning it together with:

(i)	a duly executed and properly completed share transfer order (“Transferência de Ações Escriturais/Nominativas”, which we refer to as “OTA”) included with the enclosed letter of transmittal;

(ii)	if the OTA is executed by your representative, appropriate documentation evidencing the authority of such representative to execute the OTA on your behalf;

(iii)	the updated registry number that will link the CADEMP of the investor and TAM with the Central Bank of Brazil (which we refer to as “RDE-IED”); and

(iv)	all other required documentation

to Itaú Corretora de Valores, S.A., TAM’s share registrar in Brazil (which we refer to as the “Brazilian share registrar”) at the appropriate address specified on the back cover page of this offer to exchange/prospectus.

If the OTA is executed within Brazil, the signatures of the signing parties must be notarized by a notary public licensed in Brazil. If the OTA is executed outside Brazil, the signatures of the signing parties must be notarized by a notary public licensed under the laws of the jurisdiction in which the OTA is executed and the signature of such notary public must be authenticated by a consular official of Brazil with competent jurisdiction. The OTA is required under Brazilian law to be executed in Portuguese. Therefore, the OTA has been prepared in Portuguese and a certified English translation is being provided for your reference.

While you may withdraw any TAM shares you tender through the US exchange agent at any time prior to the expiration time by providing a written notice of withdrawal to the US exchange agent, by signing the OTA you will irrevocably authorize the Brazilian share registrar to impose a stop transfer order on all of the TAM shares you tender through the US exchange agent, which will prevent you from being able to transfer such shares from the date you sign the OTA until the date that the exchange offer is completed or terminated.

•

If you hold your TAM shares indirectly through a broker, dealer, commercial bank, trust company or other nominee and you would like to tender them through the US exchange agent, you should instruct your broker, dealer, commercial bank, trust company or other nominee to arrange for your investment in your TAM shares to be converted in Brazil from a 2,689 investment to a 4,131 investment and thereafter to tender your TAM shares on your behalf through the US exchange agent using the procedures described in the preceding bullet point.

•

If you are a QIB and you hold TAM shares directly in your own name and would like to tender your TAM shares in the Auction to be held on Bovespa, then you must, personally or by means of a duly authorized proxy, contact a broker authorized to conduct trades on Bovespa, present the documentation described in “The Exchange Offer—Procedure for Tendering—Holders of TAM Shares—Tenders of TAM Shares in the Auction” section of this offer to exchange/prospectus beginning on page 199 and request that the broker tender your TAM shares on your behalf in the Auction. In order to tender your TAM shares in the Auction, your broker must, no later than the expiration time, present a sell order on your behalf in the Auction. You must ensure that you give your broker your instructions and any required documents sufficiently in advance of the expiration time so that your broker can effect such tender prior to the expiration time and you must pay any fees or commissions your broker charges to make such tender. In addition, in order to tender your TAM shares in the Auction on Bovespa, you must qualify to participate in the Auction on Bovespa by following the procedures set forth in the edital published in Brazil and made available to holders of TAM shares in connection with the exchange offer (which we refer to as the “Edital”) and make the representations, warranties and agreements described in the Edital.

•

If you are a QIB and you hold TAM shares indirectly through a broker, dealer, commercial bank, trust company or other nominee and would like to tender your TAM shares in the Auction to be held on Bovespa, then you must instruct your broker, dealer, commercial bank, trust company or other nominee to tender your TAM shares in the Auction on your behalf (as provided under “The Exchange Offer—Procedure for Tendering—Holders of TAM Shares—Tenders of TAM Shares in the Auction” section of this offer to exchange/prospectus beginning on page 199) no later than the expiration time. You must ensure that your broker, dealer, commercial bank, trust company or other nominee receives your instructions and any required documentation sufficiently in advance of the expiration time in order to effect such tender prior to the expiration time and pay any fees or commissions charged by such broker, dealer, commercial bank, trust company or other nominee to make such tender.

For more information on the procedure for tendering, the time and expense of tendering, the timing of the exchange offer, extensions of the exchange offer and your rights to withdraw your TAM shares and/or TAM ADSs from the exchange offer prior to the expiration time, see “The Exchange Offer” section of this offer to exchange/prospectus beginning on page 184.

Q.	Will I have to pay any fees or commissions for tendering my TAM shares or TAM ADSs?

A.	If you are a QIB and tender your TAM shares into the exchange offer through the Auction on Bovespa, you must pay two combined fees to Bovespa and CD, each in an amount equal to 0.0345% of the value of the exchange transaction. In addition, if your TAM shares or TAM ADSs are tendered into the exchange offer by your broker, dealer, commercial bank, trust company or other nominee, you will be responsible for any fees or commissions they may charge you in connection with such tender. Finally, you will be responsible for all governmental charges and taxes payable in connection with tendering your TAM shares and/or TAM ADSs. You will not have to pay any fee to the US exchange agent for tendering your TAM shares and/or TAM ADSs through the US exchange agent.

Q.	How much time do I have to decide whether to tender?

A.

You may tender your TAM ADSs or TAM shares into the exchange offer through the US exchange agent at any time prior to the expiration time, which is 5:00 p.m. Eastern time (6:00 p.m. São Paulo time), on the expiration date (which is currently June 11, 2012 but will change if the exchange offer is extended). If you are a QIB, hold TAM shares that are not represented by TAM ADSs, and make the required representations, warranties and agreements, you may tender your TAM shares in the Auction on Bovespa at any time prior to the expiration time. In addition, in order to tender your TAM shares in the Auction on Bovespa, you must qualify to participate in the Auction on Bovespa by following the procedures set forth in the Edital. If you hold TAM shares and you would like to tender them through the US exchange agent in the form of TAM shares, you will need to convert your investment in Brazil from a 2,689 investment to a 4,131 investment.

This process may take approximately seven business days to complete. For more information on the time involved in tendering your TAM shares and/or TAM ADSs in the exchange offer, see “The Exchange Offer—Procedure for Tendering” section of this offer to exchange/prospectus beginning on page 192.

Q.	Can the exchange offer be extended?

A.	Yes. Subject to the applicable rules, regulations and approval of the Commissão de Valores Mobiliários (which we refer to as “CVM”) in Brazil and/or the SEC, LAN and, in certain cases, the TAM controlling shareholders may cause Holdco II to extend the exchange offer (which will extend the expiration date and the Auction date by the same number of days) if at the time the exchange offer is scheduled to expire any of the conditions to the completion of the exchange offer that are waivable by LAN or, if applicable, the TAM controlling shareholders are not satisfied or waived. LAN and TAM will announce any extension of the exchange offer by issuing a press release no later than 8:30 a.m. Eastern time (9:30 a.m. São Paulo time), on the next business day following the expiration date on, among others, the Dow Jones News Service. In addition, LAN will post a notice of any extension on the websites www.latamairlines.com and www.lan.com. The information on LAN’s website and LATAM’s website is not a part of this offer to exchange/prospectus and is not incorporated by reference herein.

Q.	Can I withdraw TAM shares or TAM ADSs that I have tendered?

A.	You may withdraw any TAM shares and TAM ADSs tendered into the exchange offer through the US exchange agent at any time prior to the expiration time. If you are a QIB and you tender your TAM shares in the Auction on Bovespa, you may withdraw such TAM shares at any time prior to the expiration time. In addition, in accordance with the US securities laws, you may withdraw your tendered TAM shares or TAM ADSs if they have not been accepted for exchange within 60 days after the date of this offer to exchange/prospectus.

Q.	What percentage of LAN common shares will holders of TAM shares and TAM ADSs own after completion of the proposed combination?

A.	If all holders of TAM shares and TAM ADSs other than the TAM controlling shareholders validly tender their TAM shares and TAM ADSs into, and do not withdraw them from, the exchange offer, TEP Chile pays for the subscriptions of Sister Holdco shares and Holdco I shares by contributing to Holdco I and Sister Holdco all of the TAM shares contributed to it by the TAM controlling shareholders and no TAM shares (including those represented by TAM ADSs) or LAN common shares (including those represented by LAN ADSs and LAN BDSs) are issued after the date of this offer to exchange/prospectus other than the LAN common shares to be issued pursuant to the exchange offer and the mergers (which will be represented by LAN ADSs and LAN BDSs), then LAN would issue a total of 140,797,871 LAN common shares in connection with the exchange offer and the mergers and immediately after completion of the exchange offer and the mergers the former holders of TAM shares and TAM ADSs would own approximately 30% of the outstanding LAN common shares (including those represented by LAN ADSs and LAN BDSs but excluding those reserved under stock option plans).

Q.	What are the most significant conditions to the exchange offer?

A.	The exchange offer is subject to the conditions set forth in “The Exchange Offer—Conditions to Completion of the Exchange Offer” section of this offer to exchange/prospectus beginning on page 189. The most significant of these conditions are described below:

Delisting Condition

•	The number of qualifying minority shares that are held by “agreeing shareholders” must be more than 66 2/3% of the total number of qualifying minority shares that are held by agreeing shareholders and disagreeing shareholders (this is the minimum threshold required to cause the deregistration of TAM as a public company in Brazil with CVM and the delisting of the TAM shares from Bovespa and which condition we refer to as the “delisting condition”).

•	A holder will be deemed to be an “agreeing shareholder” with respect to its qualifying minority shares only if such holder:

•	validly tenders such qualifying minority shares into the exchange offer through the US exchange agent and does not withdraw such shares from the exchange offer; or

•	qualifies such qualifying minority shares for participation in the Auction and:

•	tenders such shares into, and does not withdraw them from, the Auction; and/or

•	indicates on the letter of transmittal that it agrees with the deregistration of TAM as a public company in Brazil with CVM.

•	A holder will be deemed to be a “disagreeing shareholder” with respect to its qualifying minority shares only if such holder:

•	validly tenders such qualifying minority shares into the exchange offer through the US exchange agent and subsequently withdraws such shares from the exchange offer; or

•	qualifies such qualifying minority shares for participation in the Auction and:

•	does not tender such shares in the Auction; and/or

•	indicates on the letter of transmittal that it disagrees with the deregistration of TAM as a public company in Brazil with CVM.

•

For purposes of the delisting condition, “qualifying minority shares” mean all outstanding TAM shares not represented by TAM ADSs and all outstanding TAM ADSs, in each case that are not owned by TAM, the TAM controlling shareholders, any of their related persons (“pessoas vinculadas”) or any director or executive officer of TAM.

The delisting condition will not be waivable under Brazilian law, so if the delisting condition is not satisfied, the exchange offer will terminate and the mergers will not be completed.

Squeeze-out Condition

•

The sum of (i) the number of TAM shares and TAM ADSs validly tendered into, and not withdrawn from, the exchange offer and (ii) the number of TAM shares beneficially owned by the TAM controlling shareholders (which represented approximately 46.56% of the outstanding TAM shares as of May 4, 2012), represents more than 95% of the total number of outstanding TAM shares (including those represented by TAM ADSs) (this is the minimum acquisition threshold required under applicable Brazilian law to give TAM the right to compulsorily redeem any TAM shares (including those represented by TAM ADSs) not owned by LAN or Holdco I after completion of the exchange offer, the mergers and the other transactions described in this offer to exchange/prospectus and which condition we refer to as the “squeeze-out condition”).

No Material Adverse Effect Condition

•

The absence of certain actions, events or circumstances that, individually or in the aggregate, have had an adverse effect on the businesses, revenues, operations or financial condition of TAM and its subsidiaries, taken as a whole, in all material respects.

Subscription Conditions

The obligations of the TAM controlling shareholders to make and pay for the subscription of TEP Chile shares by contributing all of their TAM shares to TEP Chile, and for TEP Chile to pay for the subscriptions for Holdco I shares and Sister Holdco shares by contributing to Holdco I and Sister Holdco all of the TAM shares contributed to it by the TAM controlling shareholders are conditioned on, among other things, the absence of certain actions, events or circumstances relating to LAN that, individually or in the aggregate, have had a material adverse effect on the business, revenues, operations or financial condition of LAN and its subsidiaries, taken as a whole, in all material respects. Payment of such subscriptions is a condition to the completion of the exchange offer. For further discussion of these subscriptions, see “The Transaction Agreements—Conditions to the Subscriptions” section of this offer to exchange/prospectus beginning on page 250.

Q.	What will happen if the delisting condition and the squeeze-out condition are satisfied?

A.	If the delisting condition is satisfied, TAM will be deregistered as a public company in Brazil with CVM and the TAM shares will be automatically delisted from Bovespa after completion of the exchange offer. If the squeeze-out condition is satisfied, TAM will compulsorily redeem any TAM shares (including those represented by TAM ADSs) not owned by LAN or Holdco I after completion of the exchange offer, the mergers and the other transactions described in this offer to exchange/prospectus.

The delisting condition will not be waivable under Brazilian law, so if the delisting condition is not satisfied, the exchange offer will terminate and the mergers will not be completed. The squeeze-out condition may be waived with the prior consent of LAN. For further discussion of the delisting condition and the squeeze-out condition, see “The Exchange Offer—Conditions to Completion of the Exchange Offer” section of this offer to exchange/prospectus beginning on page 189.

Q.	Will tendered shares be subject to proration?

A.	No. Subject to the terms and conditions of the exchange offer, Holdco II will acquire any and all TAM shares and TAM ADSs validly tendered into, and not withdrawn from, the exchange offer.

Q.	Do I need to do anything if I want to retain my TAM shares or TAM ADSs?

A.	No. If you want to retain your TAM shares or TAM ADSs, you do not need to take any action. However, if you do nothing you will not be an “agreeing shareholder” or a “disagreeing shareholder” and your TAM shares and/or TAM ADSs will not be taken into account for purposes of the delisting condition. If you want to retain your TAM shares and/or TAM ADSs and be an “agreeing shareholder,” you should complete and return the letter of transmittal and indicate on that form that you agree with the deregistration of TAM as a public company in Brazil with CVM. If you want to retain your shares and be a “disagreeing shareholder,” you should take one of the following actions:

•	validly tender your TAM shares or TAM ADSs into, and then withdraw them from, the exchange offer;

•	if you are a QIB, qualify your TAM shares for participation in the Auction but do not tender such shares in the Auction; or

•	complete and return the letter of transmittal and indicate on that form that you disagree with the deregistration of TAM as a public company in Brazil with CVM.

You will not be treated as a “disagreeing shareholder,” however, if you indicate on the letter of transmittal that you disagree with the deregistration of TAM as a public company in Brazil with CVM but you also validly tender into, and do not withdraw your TAM ADSs and/or TAM shares from, the exchange offer. In addition, if you hold your TAM ADSs and/or TAM shares in book-entry form and you instruct your broker, dealer, commercial bank, trust company or other nominee to indicate that you either “agree” or “disagree” with the deregistration of TAM as a public company in Brazil with CVM and not to tender your TAM ADSs and/or TAM shares in the exchange offer, your TAM ADSs and/or TAM shares will be transferred by book-entry transfer to another account at DTC and you will be unable to transfer your TAM ADSs and/or TAM shares during the exchange offer unless you instruct your broker, dealer, commercial bank, trust company or other nominee to withdraw your instruction.

Q.	Will I have the opportunity to sell my shares to LAN after the exchange offer is completed if I do not tender my TAM shares or my TAM ADSs in the exchange offer?

A.	If the exchange offer is completed, the holders of TAM shares and TAM ADSs that were not acquired in the exchange offer will have the option to sell such shares to LAN at any time during the three months after the expiration date for an amount in cash equal to the product of (i) the number of LAN common shares that they would have received pursuant to the exchange offer in respect of their TAM shares or TAM ADSs and (ii) the product of (A) the closing price of the TAM preferred shares in Brazilian reais on the Bovespa on the last trading day immediately preceding the Auction date (as reported on the Bovespa’s website, www.bmfbovespa.com.br or, if unavailable, as reported by another authoritative source) and (B) a fraction of 10/9, duly adjusted at the Special Settlement and Custody System overnight lending rate in effect on the payment date as published by the Bank of Brazil (the “SELIC Rate”) from the Auction date until the payment date and then converted into US dollars on the payment date using the US$/Brazilian real exchange rate applicable on the payment date as published by the Central Bank of Brazil.

Q.	Will I have appraisal rights in connection with the exchange offer or the mergers?

A.	No. There are no appraisal or similar rights available to holders of TAM shares and TAM ADSs in connection with the exchange offer or the mergers. For more information about appraisal rights of holders of TAM shares and TAM ADSs, see “The Exchange Offer—Appraisal Rights; Dissenting Shares” section of this offer to exchange/prospectus beginning on page 224.

Q.	How and where will the outcome of the exchange offer be announced?

A.	LAN will announce the outcome of the exchange offer by issuing a press release no later than 11:00 a.m. Eastern time (12:00 (noon) São Paulo time) on the next business day following the Auction date on, among others, the Dow Jones News Service. In addition, LAN will post a notice of the results of the exchange offer on www.latamairlines.com and www.lan.com. The information on www.latamairlines.com and www.lan.com is not a part of this offer to exchange/prospectus and is not incorporated by reference herein. If the exchange offer is completed, you will receive the LAN ADSs or LAN BDSs you are entitled to receive pursuant to the exchange offer and the mergers no later than the third business day following the Auction date.

Q.	When are the exchange offer and the mergers expected to be completed?

A.	LAN expects to complete the exchange offer and the mergers in the first half of 2012.

Q.	What are the tax consequences if I participate in the exchange offer?

A.	For more information on the Chilean, Brazilian and US tax consequences of the exchange offer, see “The Exchange Offer—Tax Consequences” section of this offer to exchange/prospectus beginning on page 207. Additionally, for certain Brazilian tax consequences of your participation in the exchange offer that are uncertain, see the “Risk Factors—Certain Brazilian Tax Consequences Are Uncertain” section of this offer to exchange/prospectus beginning on page 57, and for certain Chilean tax consequences of your participation in the exchange offer that are uncertain, see the “Risk Factors—Certain Chilean Tax Consequences are Uncertain” section of this offer to exchange/prospectus beginning on page 57. You should consult your own tax advisor on the tax consequences to you of tendering your TAM shares and/or TAM ADSs in the exchange offer. If you are not located in the United States or a US person (as such terms are defined in Regulation S under the Securities Act), you should consult the separate offering documents relating to the exchange offer that are being published in Brazil and made available to all holders of TAM shares.

Q.	Who can I call with questions?

A.	If you have more questions about the exchange offer, you should contact D.F. King & Co., Inc., at 48 Wall Street, New York, New York 10005.

Q.	If my TAM shares or TAM ADSs are acquired in the exchange offer, how will my rights as a TAM shareholder or as a holder of TAM ADSs change?

A.	If your TAM shares or TAM ADSs are acquired in the exchange offer, you will become a holder of LAN ADSs or LAN BDSs, each of which will represent one LAN common share deposited with the applicable depositary. Your rights as a holder of LAN ADSs or LAN BDSs will be determined by the applicable deposit agreement. The rights of a holder of the LAN common shares represented by your LAN ADSs or LAN BDSs will be governed by LAN’s by-laws, the Chilean corporation law (which we refer to as “Chilean Corporation Law”) and the Chilean corporation regulations. For a summary of the rights of holders of LAN common shares compared to the rights of holders of TAM shares, see the “Comparison of Rights of Holders of LAN Securities and TAM Securities” section of this offer to exchange/prospectus beginning on page 277. For a summary of the rights of holders of LAN ADSs compared to the rights of holders of TAM ADSs, see the “Comparison of Rights of Holders of LAN Securities and TAM Securities” section of this offer to exchange/prospectus beginning on page 277. For a summary of the rights of holders of LAN ADSs compared to the rights of holders of LAN BDSs, see the “Comparison of Rights of Holders of LAN Securities and TAM Securities” section of this offer to exchange/prospectus beginning on page 277.

Q.	When will I receive my LAN shares?

A.	If the exchange offer is completed, you will receive the LAN ADSs and LAN BDSs you are entitled to receive pursuant to the exchange offer and the mergers no later than the third business day following the Auction date. This is the standard settlement period for exchange offers in Brazil. In the Auction, tendering shareholders will transfer their TAM shares to their broker who will hold them for sale in the Auction. If the exchange offer is not consummated, the Auction will not occur and the TAM shareholders’ brokers will return the TAM shares to the tendering TAM shareholders as soon as practicable. For tenders through the US exchange agent, the TAM shares and TAM ADSs so tendered will be returned to the tendering shareholders by the US exchange agent within five business days after the expiration or termination of the exchange offer.

Q.	Can I tender less than all the TAM shares or TAM ADSs that I own into the exchange offer?

A.	You may elect to tender all or a portion of the TAM shares or TAM ADSs that you own into the exchange offer. However, if the exchange offer is completed and a sufficient number of TAM shares and TAM ADSs are acquired in the exchange offer so that the squeeze-out condition is satisfied, TAM intends to institute proceedings in accordance with Brazilian law to compulsorily redeem any TAM shares (including those represented by TAM ADSs) that were not acquired pursuant to the exchange offer and the mergers. In this redemption, the holders of TAM shares and TAM ADSs not acquired pursuant to the exchange offer will have the right to receive cash in an amount equal to the product of (i) the number of LAN ADSs and/or LAN BDSs they would have received pursuant to the exchange offer in respect of their TAM shares and/or TAM ADSs and (ii) the product of (A) the closing price of the TAM preferred shares in Brazilian reais on the Bovespa on the last trading day immediately preceding the Auction date (as reported on the Bovespa’s website, www.bmfbovespa.com.br or, if unavailable, as reported by another authoritative source) and (B) a fraction of 10/9, duly adjusted at the SELIC Rate from the Auction date until the payment date and then converted into US dollars on the payment date using the US$/Brazilian real exchange rate applicable on the payment date as published by the Central Bank of Brazil. For further discussion of the squeeze-out procedure, see “The Transaction Agreements—Effects of the Mergers—Statutory Squeeze-Out” section of this offer to exchange/prospectus beginning on page 255.

WHERE YOU CAN FIND MORE INFORMATION

Each of LAN and TAM files with, and furnishes to, the SEC reports and other information. You may read and copy these reports and other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of these reports and other information by mail from the SEC at the above address at prescribed rates or at the Internet website maintained by the SEC, which contains reports, proxy and information statements regarding issuers that file electronically with the SEC, at www.sec.gov. You may also inspect certain reports and other information concerning LAN and TAM at the offices of the New York Stock Exchange LLC (which we refer to as the “NYSE”) located at 20 Broad Street, New York, New York 10005. In addition, you may find more information on LAN’s website at www.lan.com, LATAM’s website at www.latamairlines.com and TAM’s website at www.tam.com.br. The information provided on LAN’s website and TAM’s website is not a part of this offer to exchange/prospectus and is not incorporated by reference herein.

LAN has filed with the SEC a registration statement on Form F-4 to register under the Securities Act the offer and sale of Holdco II common shares and LAN common shares pursuant to the exchange offer and the Holdco II merger to holders of TAM ADSs and holders of TAM shares to be tendered into the exchange offer through the US exchange agent (which we refer to as the “Registration Statement”). This offer to exchange/prospectus forms a part of that Registration Statement. LAN has also filed with the SEC a statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act furnishing certain information with respect to the exchange offer. In addition, JPMorgan Chase Bank, the LAN ADS depositary, has filed a registration statement on Form F-6, No. 333-177513, as amended, to register with the SEC the LAN ADSs to be issued in connection with the exchange offer. The Registration Statement, the Schedule TO and the Form F-6 and any amendments thereto will be available for inspection and copying as set forth above.

DOCUMENTS INCORPORATED BY REFERENCE ARE ALSO AVAILABLE FROM LAN WITHOUT CHARGE UPON REQUEST TO D.F. KING & CO., INC., AT 48 WALL STREET, NEW YORK, NEW YORK, 10005, ONLINE AT WWW.DFKING.COM/LANAIRLINES, COLLECT AT (212) 269-5550 OR TOLL FREE AT (800)-676-7437. IN ORDER TO ENSURE TIMELY DELIVERY OF ANY OF THESE DOCUMENTS, ANY REQUEST SHOULD BE SUBMITTED NO LATER THAN FIVE BUSINESS DAYS PRIOR TO THE THEN-SCHEDULED EXPIRATION DATE OF THE EXCHANGE OFFER. THIS DEADLINE IS CURRENTLY JUNE 4, 2012 BECAUSE THE EXPIRATION DATE OF THE EXCHANGE OFFER IS CURRENTLY JUNE 11, 2012 BUT THE ACTUAL DEADLINE WILL BE DIFFERENT IF THE EXCHANGE OFFER IS EXTENDED. IF YOU REQUEST ANY INCORPORATED DOCUMENTS FROM LAN, LAN WILL MAIL THEM TO YOU BY FIRST CLASS MAIL, OR OTHER EQUALLY PROMPT MEANS, WITHIN ONE BUSINESS DAY AFTER LAN RECEIVES YOUR REQUEST.

LAN has not authorized anyone to give any information or make any representation about the exchange offer that is different from, or in addition to, the information contained in this offer to exchange/prospectus or in any materials incorporated by reference into this offer to exchange/prospectus. The information contained in this offer to exchange/prospectus speaks only as of the date of this offer to exchange/prospectus unless the information specifically indicates that another date applies.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

As allowed by the SEC, this offer to exchange/prospectus does not contain all of the information that is deemed to be included in this offer to exchange/prospectus. This is because the SEC allows LAN and Holdco II to “incorporate by reference” into this offer to exchange/prospectus certain reports and other documents that LAN and TAM file with, or furnish to, the SEC both before and after the date of this offer to exchange/prospectus. The reports and other documents incorporated by reference into this offer to exchange/prospectus contain important information concerning LAN and TAM and the information contained in those reports and other documents incorporated by reference herein (except to the extent superseded by information expressly contained herein) is deemed to form part of this offer to exchange/prospectus even though such information is not physically included herein.

This offer to exchange/prospectus incorporates by reference the following documents filed with, or furnished to, the SEC by LAN or TAM prior to the date of this offer to exchange/prospectus:

•	LAN’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on April 2, 2012 (which we refer to as the “LAN 2011 Form 20-F”);

•

The description of the LAN common shares under the heading “Description of our Shares of Common Stock” and the description of the LAN ADSs under the heading “Description of the American Depositary Shares” in LAN’s registration statement under the Securities Act on Form F-3, filed on May 7, 2007, and as amended on May 21, 2007 (which we refer to as the “LAN Form F-3”);

•	TAM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 26, 2012 (which we refer to as the “TAM 2011 Form 20-F”); and

•

The description of the TAM shares under the heading “Description of our Capital Stock” and the description of the TAM ADSs under the heading “Description of American Depositary Shares” in TAM’s registration statement under the Securities Act on Form F-1, filed on February 17, 2006, and as amended on February 22, 2006, March 2, 2006 and March 9, 2006 (which we refer to as the “TAM Form F-1”).

In addition, all annual reports on Form 20-F that LAN and TAM file with the SEC and all reports on Form 6-K that LAN and TAM furnish to the SEC indicating that they are so incorporated by reference into this offer to exchange/prospectus in each case after the date of this offer to exchange/prospectus and prior to the expiration or termination of the exchange offer will also be incorporated by reference into this offer to exchange/prospectus. Any information contained in, or incorporated by reference into, this offer to exchange/prospectus prior to the filing with, or furnishing to, the SEC of any such report after the date of this offer to exchange/prospectus shall be deemed to be modified or superseded to the extent that the disclosure in such report modifies or supersedes such information.

All information contained in this offer to exchange/prospectus relating to TAM, the TAM controlling shareholders, TEP, TEP Chile, Holdco I, Holdco II and Sister Holdco has been provided by TAM and/or the TAM controlling shareholders.

Upon your request, LAN’s information agent will provide to you without charge copies of any or all reports and documents described above that are incorporated by reference into this offer to exchange/prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference). Requests for such copies should be directed to LAN’s information agent, D.F. King & Co., Inc., at 48 Wall Street, New York, New York 10005. To obtain timely delivery of any of these documents, you must request them no later than five business days before the then scheduled expiration date of the exchange offer. This deadline is currently June 4, 2012 because the expiration date of the exchange offer is currently June 11, 2012 but the actual deadline will be different if the exchange offer is extended.

We have provided only the information contained in, or incorporated by reference into, this offer to exchange/prospectus in deciding whether or not to accept the exchange offer. Neither LAN nor Holdco II has authorized anyone to provide you with any information that is different from what is contained in, or incorporated by reference into, this offer to exchange/prospectus. The information contained in, or incorporated by reference into, this offer to exchange/prospectus is accurate only as of its date. You should not assume that such information is accurate as of any other date and neither the mailing of this offer to exchange/prospectus to you nor the issuance of LAN ADSs or LAN BDSs in connection with the exchange offer and the mergers shall create any implication to the contrary.

INDEX OF DEFINED TERMS

2,689 account custodian	197
2,689 investment	6
2,689 investors	208
4,131 investment	6
adjusted net debt and minority interest	156
adverse action	188
adverse effect	263
agent’s message	195
agreeing shareholder	11
AIRES	26
alternative proposal	247
ANAC	93
appraisal event	36
Appraisal Report	36
Appraiser	36
approved plans	261
Article 147	302
ASK	48
ATK	79
ATOP system	8
Auction	3
Auction date	5
Auction time	205
Bain	139
Banco Bradesco	183
beta	168
block sale provisions	263
Blue Express	74
Bovespa	3
Bradesco	35
Brazil	22
Brazilian Corporate Law	55
Brazilian offering documents	184
Brazilian share registrar	9
Brazilian GAAP	291
BTG Group	177
BTG Opinions	35
BTG Pactual	35
BTG Projections	166
business day	187
CADE	190
CADEMP	197
Caravia	273
CD	6
CDI	103
Central Bank of Chile	24
Chile	22
Chilean Corporation Law	15
Chilean GAAP	291
Chilean IRS	40

Chilean ITL	40
Chilean observed exchange rate	24
Chilean peso	22
Chilean Tax Code	213
Chilean Withholding Tax	41
Claro	138
Clifford Chance	138
CLP$	22
CNDC	227
Code	219
commencement date	185
competing proposal	256
competing proposal termination	256
Conadecus	37
control group shareholders agreement	259
COPA	169
Corporate Governance Level 2 Listing Regulation	277
Costa Verde Aeronáutica	1
Cueto Holding Entities	273
CVI	265
CVM	11
CVM 361/2002	36
Decision	37
delisting condition	11
directed vote	263
disagreeing shareholder	12
Disclosed Information	180
DTC	8
EBITDAR	156
EBITDAR LTM 3Q 2010	158
EBITDAR LTM 3Q 2011	162
Edital	10
El Fano	273
eligible institutions	196
effective time	37
EV	169
Exchange Act	7
exchange fund	255
exchange offer	2
exchange offer conditions	189
exchange offer materials	184
exempted shares	263
expiration date	7
expiration time	7
FINIMP	109
First Category Tax	215
FNE	38
foreign exchange transaction	208
Foreign institutional investors	217

general quorum approval	283
Guarulhos Airport	38
GOL	169
Holdco I	1
Holdco I dividend rights	253
Holdco I non-voting shares	1
Holdco I shareholders agreement	260
Holdco I voting shares	1
Holdco II	1
Holdco II exchange ratio	253
Holdco II merger	2
Holdco II shares	1
Holdco subscriptions	252
IASB	63
IFRS	63
indemnifiable losses	257
Initial BTG Opinion	35
initial capital increase	254
Initial Combined Projections	152
Initial JPM Opinion	34
Initial LAN Projections	151
Initial TAM Projections	152
IOF	6
IOF/Exchange	208
IOF/Títulos tax	208
Itaú	55
J.P. Morgan Securities	34
January 2011 Metrics	158
JOL	89
JPMorgan Chase Bank	3
JPM Opinions	34
LAN	1
LAN 2011 Form 20-F	17
LAN ADRs	3
LAN ADS depositary	6
LAN ADSs	3
LAN Argentina	232
LAN BDRs	3
LAN BDR custodian	340
LAN BDS depositary	7
LAN BDSs	3
LAN Cargo	38
LAN common shares	2
LAN condition notice	205
LAN controlling shareholders	1
LAN custodian	304
LAN deposited securities	305
LAN Form F-3	17
LAN material adverse effect	242
LAN Peru	232
LAN shares	3
LAN termination fee	257

LAN-TEP shareholders agreement	259
LATAM	1
LATAM CEO	259
LATAM COO	260
LATAM Group	259
Law 4,131/62	6
Machado Meyer	139
macroeconomic conditions research	168
market disruptions	192
McKinsey	139
Memorandum of Understanding	53
mergers	2
Mineras del Cantábrico	1
minimum conditions	189
Multiplus	37
non-Brazilian holder	197
non-Chilean holder	212
non-tendered shares	255
November 2011 Metrics	162
NYSE	16
ownership limitations	188
OTA	9
P/E	169
PAL	38
Pantanal	136
PDPs	75
PFIC	220
Pinheiro Neto	138
pre-release	318
Priesca	273
Projections	154
qualified dividend	221
QIB	6
qualified majority approval	281
qualifying minority shares	12
R$	22
RDE-IED	9
real	22
recommended appraisal firms	178
registered cost	210
Registration Statement	16
related parties	41
release event	263
relevant agreements	191
relevant fact notice	178
representatives	247
required approvals	191
required listings	188
Resolution No. 2,689/00	6
restraining order	187
RPKs	73
RTK	88

S&C	138
sale consideration	264
SDE	38
SEAE	38
second capital increase	254
selected companies	169
SELIC Rate	41
signing date	235
Sister Holdco	1
Sister Holdco exchange ratio	254
Sister Holdco merger	2
Sister Holdco shares	1
Sister Holdco Subscriptions	252
squeeze-out condition	12
SSE	26
subscription agreement	201
subscription conditions	250
subscriptions	33
Supplemental JPM Opinion	34
SVS	40
Synergies	154
TAM	1
TAM 2011 Form 20-F	17
TAM ADRs	6
TAM ADSs	2
TAM adverse events	191
TAM CCO	261
TAM CEO	261
TAM CFO	261
TAM common ADR	6
TAM common ADR program	5
TAM common ADS	6
TAM common deposited securities	323
TAM common shares	2
TAM Companies	191
TAM controlling shareholders	1
TAM COO	261
TAM depositary	8
TAM Diretoria	261

TAM Fidelidade Program	94
TAM Form F-1	17
TAM Group	260
TAM Group CEO	260
TAM L.A.	26
TAM material adverse effect	241
TAM Milor	111
TAM Mercosur	26
TAM preferred ADR	6
TAM preferred ADR program	5
TAM preferred ADS	6
TAM preferred deposited securities	305
TAM preferred shares	2
TAM shareholders agreement	260
TAM shares	2
TAM termination fee	256
TDLC	37
Tender Certification Time	195
TEP	1
TEP Chile	1
TEP Chile subscription	252
TEP condition notice	205
transaction agreements	1
Transactions	153
Turci	138
UBS	139
Updated BTG Opinion	35
Updated Combined Projections	152
Updated LAN Projections	151
Updated TAM Projections	152
US business day	187
US dollar	22
US exchange agent	3
US holder	220
US investors	199
US$	22
US$/Brazilian real exchange rate	5
Withholding Tax	41
WTI	66

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This offer to exchange/prospectus contains or incorporates by reference “forward-looking statements” regarding the intent, belief or current expectations of LAN, TAM and their respective directors and officers about LAN, TAM, their respective subsidiaries, the proposed combination and their respective businesses. Generally, words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “plan,” “seek,” “continue” or similar expressions identify forward-looking statements.

Forward-looking statements are statements that are not historical facts. Rather, they are based on current plans, estimates and projections and involve inherent known and unknown risks, uncertainties and other factors, many of which are outside LAN’s and TAM’s control and difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed by or implied from forward-looking statements. Therefore, you should not place undue reliance on them. These risks and uncertainties include in particular those described in the documents LAN and TAM have filed with the SEC that are incorporated by reference into this offer to exchange/prospectus and the following:

•	the risk that the synergies and cost savings expected to result from the proposed combination of LAN and TAM will not be fully achieved or achieved within the expected time frame;

•

economic and political developments in the Federative Republic of Brazil (which we refer to as “Brazil”), the Republic of Chile (which we refer to as “Chile”) and the principal international markets in which LAN and TAM operate;

•	changes in existing regulations and new regulations, including regulations related to access to routes in which LAN or TAM operate;

•	developments or changes in Brazilian or Chilean civil aviation infrastructure, including air traffic control, airspace and airport infrastructure;

•	cyclical and seasonal variation in LAN’s or TAM’s results of operations;

•	the ability of LAN and TAM to develop a strategy and to successfully integrate certain aspects of the business practices and operations of LAN and TAM;

•	the future level of demand for passenger and cargo services in Chile, Brazil, other countries in Latin America and the rest of the world;

•	competitive pressure among companies in the airline industry;

•	changes in crude oil prices and its effects on the cost of fuel;

•	inflation;

•

relative values of the lawful currency of the United States of America (which we refer to as the “US dollar” or “US$”), the lawful currency of Chile (which we refer to as the “Chilean peso” or “CLP$”), the lawful currency of Brazil (which we refer to as “real” or “R$”), the European Union euro, Peruvian nuevo sol, Colombian peso, Mexican peso, Argentine peso, Australian dollar and other currencies;

•

actions or decisions by courts and regulators or changes in applicable laws or regulations (or their interpretations), including the laws and regulations governing the structure of the combination, the right to service current and future markets and laws and regulations pertaining to the formation and operation of airline alliances;

•	maintenance of relationship with customers;

•	LAN’s and TAM’s level of indebtedness and other payment obligations;

•	plans relating to investments and capital expenditures;

•	LAN’s and TAM’s ability to service their respective debt and fund their respective working capital requirements;

•	defects or mechanical problems with LAN’s and TAM’s aircraft;

•	LAN’s and TAM’s ability to obtain financing on commercially reasonable terms;

•	changes in fiscal policy, interest rates and tax laws;

•	future load factors and yields for the combined companies;

•	future terrorist attacks and the possibility or fear of such attacks affecting the airline industry;

•	future threat or outbreak of diseases, or spread of already existing diseases, affecting traveling behavior and/or exports;

•	natural disasters affecting traveling behavior and/or imports and/or exports;

•

threat or outbreak of hostilities or war, including the adverse impact on general economic conditions, demand for travel, the costs of security, the cost and availability of aviation insurance coverage and war risk coverage and the price of jet fuel or related events affecting the airline industry;

•

expectations and estimates of management of LAN and TAM as to future financial performance, financial plans and the impact of competition on their businesses, including competitive pressures on pricing;

•	changes in market prices, consumer preferences and competitive conditions;

•	changes in labor costs, maintenance costs and insurance premiums;

•	the ability of LAN and TAM to successfully implement their growth strategies;

•	industrial actions or strikes by employees of one or both of the combined companies or employees of the suppliers or airports of the combined companies; and

•	changing relationships with customers, suppliers and strategic partners.

LAN and Holdco II caution that any forward-looking statements contained or incorporated by reference in this offer to exchange/prospectus are further qualified by the risk factors contained or incorporated by reference in this offer to exchange/prospectus that could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date they were made and, except as required by Rule 14d-3(b), neither LAN nor Holdco II undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read carefully the risk factors described in the “Risk Factors” section of this offer to exchange/prospectus beginning on page 51.

EXCHANGE RATE INFORMATION

For your convenience, this offer to exchange/prospectus contains conversions of Chilean peso and Brazilian real amounts into US dollars at specified exchange rates. The US dollar conversions for Brazilian real are based on the US$/Brazilian real exchange rate applicable on the dates indicated. The US dollar conversions for Chilean pesos are based on the “dólar observado” or “observed” exchange rate applicable on the dates indicated as published by the Banco Central de Chile (which we refer to as the “Central Bank of Chile”). This exchange rate (which we refer to as the “Chilean observed exchange rate”) is the average exchange rate of the previous business day’s transactions in the Formal Exchange Market (banks and other entities authorized by the Central Bank of Chile) and is published in the Diario Oficial (Official Gazette) by the Central Bank of Chile pursuant to number 6 of Chapter I of its Compendium of Foreign Exchange Rules on the date it applies, and is also made available at www.bcentral.cl at or around 6:00 P.M. (Santiago time) on the preceding day. These conversions are not representations that such Brazilian real or Chilean peso amounts actually represent these US dollar amounts or could be converted to US dollars at the rates indicated.

The Chilean observed exchange rate on May 4, 2012 was CLP$482.12 per US dollar and the US$/Brazilian real exchange rate on May 4, 2012 was R$1.9210 per US dollar.

The following tables set forth, for the periods indicated, information concerning the US$/Brazilian real exchange rate expressed in Brazilian reais per US dollar and the Chilean observed exchange rate expressed in Chilean pesos per US dollar. Such rates are provided solely for your convenience. They are not necessarily the rates used by TAM or LAN in the preparation of their financial statements. No representation is made that Brazilian real or Chilean pesos amounts actually represent or could be converted into US dollars at the rates indicated below.

CHILEAN OBSERVED EXCHANGE RATES OF CHILEAN PESOS PER US DOLLAR

	Average		High		Low		Period end-rate
Year ended December 31,
2007	CLP$	521.95	CLP$	548.67	CLP$	493.14	CLP$	495.82
2008	CLP$	528.88	CLP$	676.75	CLP$	431.22	CLP$	629.11
2009	CLP$	553.77	CLP$	643.87	CLP$	491.09	CLP$	506.43
2010	CLP$	511.20	CLP$	549.17	CLP$	468.37	CLP$	468.37
2011	CLP$	483.36	CLP$	533.74	CLP$	455.91	CLP$	521.46

US$/BRAZILIAN REAL EXCHANGE RATES OF BRAZILIAN REAIS PER US DOLLAR

	Average		High		Low		Period end-rate
Year ended December 31,
2007	R$	1.948	R$	2.156	R$	1.733	R$	1.771
2008	R$	1.837	R$	2.500	R$	1.559	R$	2.337
2009	R$	1.994	R$	2.422	R$	1.702	R$	1.741
2010	R$	1.759	R$	1.881	R$	1.665	R$	1.666
2011	R$	1.675	R$	1.902	R$	1.535	R$	1.876

The tables below show the high and low US$/Brazilian real exchange rate expressed in Brazilian reais per US dollar and the Chilean observed exchange rate expressed in Chilean pesos per US dollar for each month during the six months prior to the date of this offer to exchange/prospectus.

CHILEAN OBSERVED EXCHANGE RATES OF CHILEAN PESOS PER US DOLLAR

		High		Low
Monthly
November 2011	CLP$	526.83	CLP$	490.29
December 2011	CLP$	522.62	CLP$	508.67
January 2012	CLP$	519.20	CLP$	485.35
February 2012	CLP$	488.75	CLP$	475.29
March 2012	CLP$	491.57	CLP$	476.27
April 2012	CLP$	489.64	CLP$	482.17

US$/BRAZILIAN REAL EXCHANGE RATES OF BRAZILIAN REAIS PER US DOLLAR

	High		Low
Monthly
November 2011	R$	1.894	R$	1.727
December 2011	R$	1.876	R$	1.783
January 2012	R$	1.868	R$	1.739
February 2012	R$	1.738	R$	1.702
March 2012	R$	1.833	R$	1.715
April 2012	R$	1.892	R$	1.826

SUMMARY

This summary highlights selected information from this offer to exchange/prospectus. It does not contain all the information that is important to you. Before you decide whether or not to tender your TAM shares or TAM ADSs, you should read carefully this entire offer to exchange/prospectus as well as the documents that are incorporated by reference into or filed as exhibits to the registration statement of which this offer to exchange/prospectus form a part, including the transaction agreements. See the “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” sections of this offer to exchange/prospectus beginning on page 16 and page 17, respectively.

LAN Airlines S.A.

LAN is one of the leading international and domestic passenger airlines in Latin America and the main cargo operator in the region. LAN and its affiliates currently provide domestic and international passenger services in Chile, Peru, Ecuador, Argentina and Colombia and cargo operations through the use of belly space on its passenger flights and dedicated cargo freighter aircraft through its cargo airlines in Chile, Brazil, Colombia and Mexico. LAN and its affiliates currently offer passenger flights to 15 destinations in Chile, 59 destinations in other South American countries, 15 destinations in other Latin American countries and the Caribbean, five destinations in the United States, two destinations in Europe and four destinations in the South Pacific and, through various codeshare agreements, service to 25 additional destinations in North America, 16 additional destinations in Europe, 27 additional destinations in Latin America and the Caribbean (including Mexico), and two destinations in Asia. LAN and its affiliates provide cargo service to all of their passenger destinations and to 20 additional destinations served only by freighter aircraft. LAN also offers other services, such as ground handling, courier, logistics and maintenance.

LAN and its affiliates operate one of the most modern fleets in Latin America, with 135 passenger aircraft and 14 cargo aircraft as of December 31, 2011. The average age of LAN’s fleet as of December 31, 2011 was 6.2 years (excluding the recently acquired regional jet fleet of Aerovias de Integración Regional, AIRES S.A. (which we refer to as “AIRES”)).

LAN common shares are traded on the Santiago Stock Exchange (“SSE”) under the symbol “LAN” and LAN ADSs are traded on the NYSE under the symbol “LFL.” The principal executive offices of LAN are located at Presidente Riesco 5711, 20th Floor, Las Condes, Santiago, Chile and its telephone number is (56-2) 565-2525.

TAM S.A.

TAM is a leading airline in the Brazilian domestic market and provides scheduled air transportation in both the Brazilian domestic market and the international market through its operating subsidiaries TAM Linhas Aéreas S.A. (which we refer to as “TAM L.A.”) and Transportes Aéreos Del Mercosur (which we refer to as “TAM Mercosur”). TAM offers flights throughout Brazil, serving the largest number of destinations in Brazil of all Brazilian airlines and operates scheduled passenger and cargo air transport routes to 43 cities, in addition to 49 domestic destinations that TAM serves through regional alliances with other airlines. TAM also directly serves 19 international destinations and provides connections to other destinations through commercial agreements with United Airlines, Lufthansa and several other airlines. As of December 31, 2011, TAM operated with a fleet of 154 aircraft (excluding the five ATRs and two A340 which, as were not in operation), consisting primarily of Airbus models A330, A321, A320 and A319, as well as Boeing models B777 and B767, and TAM had 29,852 employees.

TAM preferred shares are traded on Bovespa under the symbol “TAMM4,” TAM common shares are traded on Bovespa under the symbol “TAMM3,” and TAM preferred ADSs are traded on the NYSE under the symbol “TAM.” The principal executive offices of TAM are located at Av. Jurandir, 856, Lote 4, 1° andar, 04072-000, São Paulo, SP, Brazil and its telephone number is (55-11) 5582-8817.

Holdco I, Holdco II and Sister Holdco

Each of Holdco I, Holdco II and Sister Holdco were incorporated in June 2011 as a sociedad anónima cerrada with limited liability under the laws of Chile in order to facilitate the combination transactions described below in this offer to exchange/prospectus and the domicile of each is the city of Santiago, Región Metropolitana, Chile and the telephone number of each is (55) 11-5035-2555. These companies have not and will not transact any business prior to the completion of the exchange offer and mergers other than activities in connection with such transactions.

Risk Factors (page 51)

An investment in LAN common shares (including those represented by LAN ADSs or LAN BDSs) involves risks, some (but not all) of which are related to the exchange offer and the mergers. In considering whether or not to tender your TAM shares or TAM ADSs in the exchange offer, you should carefully consider the information about these risks set forth under the “Risk Factors” section of this offer to exchange/prospectus beginning on page 51, together with the other information included or incorporated by reference into this offer to exchange/prospectus.

Proposed Combination of LAN and TAM (page 235)

LAN and TAM are proposing to combine to form the leading Latin American airline group with the largest fleet of aircraft of any airline in Latin America. When the proposed combination is completed, LAN will be the holding company of the combined companies and will change its name to “LATAM Airlines Group S.A.”

As of the date of this offer to exchange/prospectus, the ownership of the outstanding TAM shares is as shown below.

As of the date of this offer to exchange/prospectus, the ownership of the outstanding LAN shares is as shown below.

The combination will be implemented as described below:

•	In June 2011, the TAM controlling shareholders formed four new Chilean companies:

•	TEP Chile,

•	Holdco I,

•	Holdco II, and

•	Sister Holdco.

•	The current ownership of these four new companies is:

•	the TAM controlling shareholders own 100% of the outstanding shares of TEP Chile,

•	TEP Chile owns 100% of the Holdco I voting shares, which class of shares is entitled to essentially all of the voting rights but none of the economic rights in Holdco I,

•	LAN owns 100% the Holdco I non-voting shares, which class of shares is entitled to essentially all of the economic rights but none of the voting rights in Holdco I,

•	Holdco I and LAN each own one Holdco II share, which collectively represent 100% of the outstanding Holdco II shares, and

•	TEP Chile and its nominee each own one Sister Holdco share, which collectively represent 100% of the outstanding Sister Holdco shares.

•	Holdco II will make an exchange offer in the United States and Brazil to acquire all of the issued and outstanding:

•	TAM common shares,

•	TAM preferred shares, and

•	TAM ADSs,

in each case that are not owned by the TAM controlling shareholders in exchange for the same number of Holdco II shares.

•	Immediately before Holdco II accepts for exchange the TAM shares and TAM ADSs tendered into, and not withdrawn from, the exchange offer:

•	the TAM controlling shareholders will contribute to TEP Chile all of their TAM common shares and all of their TAM preferred shares and will receive additional shares of TEP Chile,

•	TEP Chile will contribute to Holdco I all of the TAM common shares that TEP Chile received from the TAM controlling shareholders and will receive Holdco I non-voting shares, and

•	TEP Chile will contribute to Sister Holdco:

•	all of the TAM preferred shares that TEP Chile received from the TAM controlling shareholders,

•	all of the Holdco I non-voting shares that TEP Chile received from Holdco I, and

•	6.2% of the outstanding Holdco I voting shares,

and will receive a number of Sister Holdco shares equal to the total number of TAM common shares and TAM preferred shares that the TAM controlling shareholders contributed to TEP Chile.

•

After Holdco II accepts for exchange the TAM ADSs and TAM shares tendered into, and not withdrawn from, the exchange offer and immediately before the settlement of the exchange offer, each of Holdco II and Sister Holdco will merge with and into LAN, and as a result of these mergers:

•	LAN will be the surviving company of both mergers,

•	Holdco II and Sister Holdco will cease to exist, and

•	each Holdco II share (including those that would otherwise have been delivered at the settlement of the exchange offer) and each Sister Holdco share will be converted into 0.90 of a LAN common share.

•	Promptly after settlement of the exchange offer, LAN will:

•	contribute to Holdco I any TAM common shares acquired in the exchange offer in exchange for the same number of Holdco I non-voting shares, and

•

increase its ownership percentage of the outstanding Holdco I voting shares by converting some of its Holdco I non-voting shares into Holdco I voting shares to the percentage that will cause the product of (i) TEP Chile’s ownership percentage of the outstanding Holdco I voting shares and (ii) Holdco I’s ownership percentage of the outstanding TAM common shares to be equal to 80%.

As a result of the foregoing transactions:

•	Holdco I will own 100% of the TAM common shares that were:

•	contributed by the TAM controlling shareholders, or

•	acquired pursuant to the exchange offer,

•	LAN will own 100% of the TAM preferred shares that were acquired pursuant to the exchange offer or contributed by the TAM controlling shareholders,

•	The TAM controlling shareholders will own at least 80% of the outstanding Holdco I voting shares and LAN will own no more than 20% of the outstanding Holdco I voting shares,

•

If the squeeze-out condition is satisfied, then, as a result of their voting control of Holdco I, the TAM controlling shareholders will beneficially own 100% of the TAM common shares after completion of the exchange offer, the mergers and the compulsory redemption by TAM of all the TAM shares (including those represented by TAM ADSs) not owned by Holdco I or LAN,

•	LAN will own 100% of the outstanding Holdco I non-voting shares, which will entitle it to essentially all of the economic rights in respect of the TAM common shares held by Holdco I,

•

As a result of the Sister Holdco merger, the TAM controlling shareholders will receive 0.90 of a LAN common share for each TAM common share and each TAM preferred share they contributed to TEP Chile, and

•	As a result of the exchange offer and Holdco II merger, holders of TAM shares and TAM ADSs will receive 0.90 of a LAN common share for each TAM share or TAM ADS acquired in the exchange offer.

LAN will deliver such LAN shares to holders of TAM shares and TAM ADSs tendered into, and not withdrawn from, the exchange offer through JPMorgan Chase Bank, acting as the US exchange agent for the exchange offer, in the form of LAN ADSs, which will be in book-entry form or will be evidenced by LAN ADRs. LAN will deliver such LAN shares to holders of TAM shares tendered into, and not withdrawn from, the exchange offer through the Auction to be held on Bovespa in the form of LAN BDS, which will be in book-entry form or will be evidenced by LAN BDRs.

If the exchange offer, the mergers and the other combination transactions described above are successfully completed, then immediately following the completion of these transactions the ownership of the outstanding shares of LAN and TAM will be approximately as shown below. The ownership percentages shown in the chart below were calculated assuming that all holders of TAM shares and TAM ADSs other than the TAM controlling shareholders validly tender their TAM shares and TAM ADSs into, and do not withdraw them from, the exchange offer, that no TAM shares (including those represented by TAM ADSs) or LAN shares (including those represented by LAN ADSs and LAN BDSs) are issued after the date of this offer to exchange/prospectus other than the LAN shares (including those represented by LAN ADSs and LAN BDSs) to be issued pursuant to the exchange offer and the mergers and the TAM controlling shareholders make and pay the TEP Chile subscription by contributing to TEP Chile all TAM shares beneficially owned by them, and TEP Chile pays for the subscriptions of Holdco I shares and Sister Holdco shares by contributing to Holdco I and Sister Holdco all of the TAM shares contributed to it by the TAM controlling shareholders.

For a discussion of the combination transactions, see “The Exchange Offer—Purpose of the Offer; Combination Transactions” and “The Transaction Agreements—Overview” sections of this offer to exchange/prospectus beginning on pages 233 and 235, respectively.

The Exchange Offer (page 184)

Exchange Offer	Holdco II is making the exchange offer in the United States pursuant to this offer to exchange/prospectus and in Brazil and elsewhere outside the United States pursuant to offering documents to be published in Brazil and made available to holders of TAM shares in order to acquire all of the issued and outstanding TAM shares and TAM ADSs, in each case other than any TAM shares owned by the TAM controlling shareholders, in exchange for the same number of Holdco II shares.

Consideration to be Received	If the exchange offer is completed, you will receive 0.90 of a LAN common share for each TAM share or TAM ADS you tender into, and do not withdraw from, the exchange offer. Holders who tender their TAM shares or TAM ADSs through the US exchange agent will receive such LAN common shares in the form of LAN ADSs, while holders who tender their TAM shares in the Auction on Bovespa will receive such LAN common shares in the form of LAN BDSs.

Expiration Date	You may tender your TAM shares and/or TAM ADSs through the US exchange agent at any time prior to the expiration time, which is 5:00 p.m. Eastern time (6:00 p.m. São Paulo time) on the expiration date (which is currently June 11, 2012, but which may be extended from time to time). If you are a QIB and you hold TAM shares, you can tender them in the Auction on Bovespa at any time prior to the expiration time.

Extensions	Subject to the applicable rules, regulations and approval of the CVM and/or the SEC, LAN and, in certain cases, the TAM controlling shareholders may cause Holdco II to extend the expiration date of the exchange offer if at the time the exchange offer is scheduled to expire any of the conditions to the completion of the exchange offer that are waivable by LAN or, if applicable, the TAM controlling shareholders are not satisfied or waived and the expiration date of the exchange offer will be extended if required by such rules and regulations. LAN and TAM will announce any extension of the exchange offer by issuing a press release no later than 8:30 a.m. Eastern time (9:30 a.m. São Paulo time), on the next business day following the expiration date on, among others, the Dow Jones News Service.

Conditions to Exchange Offer	The exchange offer is subject to the conditions set forth in “The Exchange Offer—Conditions to Completion of the Exchange Offer” section of this offer to exchange/prospectus beginning on page 189. The most significant of these conditions are:

Delisting Condition

•     The number of qualifying minority shares that are held by “agreeing shareholders” must be more than 66 2/3% of the total number of qualifying minority shares that are held by agreeing shareholders and disagreeing shareholders (this is the minimum threshold required to cause the deregistration of TAM as a public company in Brazil with CVM and the delisting of TAM shares from Bovespa).

• A holder will be deemed to be an “agreeing shareholder” with respect to its qualifying minority shares only if such holder:

• validly tenders such qualifying minority shares into the exchange offer through the US exchange agent and does not withdraw such shares from the exchange offer; or

• qualifies such qualifying minority shares for participation in the Auction and: • tenders such shares into, and does not withdraw them from, the Auction; and/or

• indicates on the letter of transmittal that it agrees with the deregistration of TAM as a public company in Brazil with CVM.

• A holder will be deemed to be a “disagreeing shareholder” with respect to its qualifying minority shares only if such holder:

• validly tenders such qualifying minority shares into the exchange offer through the US exchange agent and subsequently withdraws such shares from the exchange offer; or

• qualifies such qualifying minority shares for participation in the Auction and: • does not tender such shares in the Auction; and/or

• indicates on the letter of transmittal that it disagrees with the deregistration of TAM as a public company in Brazil with CVM.

•     For purposes of the delisting condition, “qualifying minority shares” mean all outstanding TAM shares not represented by TAM ADSs and all outstanding TAM ADSs, in each case that are not owned by TAM, the TAM controlling shareholders, any of their related persons (“pessoas vinculadas”) or any director or executive officer of TAM.

• The delisting condition will not be waivable under Brazilian law, so if the delisting condition is not satisfied, the exchange offer will terminate and the mergers will not be completed.

Squeeze-Out Condition

•     The sum of (i) the number of TAM shares and TAM ADSs validly tendered into, and not withdrawn from, the exchange offer and (ii) the number of TAM shares beneficially owned by the TAM controlling shareholders (which represented approximately 46.56% of the outstanding TAM shares as of May 4, 2012), represents more than 95% of the total number of outstanding TAM shares (including those represented by TAM ADSs) (this is the minimum acquisition threshold required under applicable Brazilian law to give TAM the right to compulsorily redeem any TAM shares (including those represented by TAM ADSs) not owned by LAN or Holdco I after completion of the exchange offer, the mergers and the other transactions described in this offer to exchange/prospectus); and

No Material Adverse Effect Condition

•     The absence of certain actions, events or circumstances that, individually or in the aggregate, have had an adverse effect on the businesses, revenues, operations or financial condition of TAM and its subsidiaries, taken as a whole, in all material respects.

Conditions to Subscriptions	The obligations of the TAM controlling shareholders to make and pay for the subscription of TEP Chile shares by contributing all of their TAM shares to TEP Chile and for TEP Chile to pay for the subscriptions of Holdco I shares and Sister Holdco shares by contributing to Holdco I and Sister Holdco all of the TAM shares contributed to it by the TAM controlling shareholders (which subscriptions we refer to collectively as the “subscriptions”) are conditioned on, among other things, the absence of certain actions, events or circumstances relating to LAN that, individually or in the aggregate, have had a material adverse effect on the business, revenues, operations or financial condition of LAN and its subsidiaries, taken as a whole, in all material respects. Payment of the subscriptions are conditions to the completion of the exchange offer.

Procedure for Tendering	The steps you must take to tender your TAM shares and/or TAM ADSs into the exchange offer will depend on whether you hold TAM shares or TAM ADSs and whether you hold such TAM shares or TAM ADSs directly or indirectly through a broker, dealer, commercial bank, trust company or other nominee.

If you hold TAM ADSs and would like to tender them into the exchange offer, you must tender them through the US exchange agent prior to the expiration time.

If you hold TAM shares, there are three possible ways to tender them into the exchange offer:

•       You can tender your TAM shares through the US exchange agent, who will receive and hold tendered TAM shares on behalf of Holdco II and, if the exchange offer is completed, will exchange such TAM shares for LAN ADSs,

• You can deposit your TAM shares into the applicable TAM ADR program, receive TAM ADSs representing your deposited TAM shares and tender those TAM ADSs through the US exchange agent, or

• If (but only if) you are a QIB, you can tender your TAM shares in the Auction to be held on Bovespa if you make the required representations, warranties and agreements.

Withdrawal	You may withdraw any TAM shares or TAM ADSs tendered through the US exchange agent any time prior to the expiration time. If you are a QIB and you tendered your TAM shares in the Auction on Bovespa, you may withdraw such TAM shares from the Auction on Bovespa at any time prior to the expiration time. In addition, in accordance with the US securities laws, you may withdraw your tendered TAM shares or TAM ADSs if they have not been accepted for exchange within 60 days after the date of this offer to exchange/prospectus.

For more information on the procedure for tendering, the timing of the exchange offer, extensions of the exchange offer and your rights to withdraw your TAM shares and/or TAM ADSs from the exchange offer prior to the expiration time, see “The Exchange Offer” section of this offer to exchange/prospectus beginning on page 184.

LAN’s Reasons for the Proposed Combination (page 142)

In unanimously approving the transaction agreements and the proposed combination, the LAN board of directors considered a variety of factors in favor of the proposed combination. The four main reasons that the LAN board of directors considered in approving the proposed combination are as follows:

•

the proposed combination will form the leading Latin American airline group with the largest fleet of aircraft of any airline in Latin America and one that is well positioned to compete in the increasingly consolidated and competitive global airline industry;

•

the business models of LAN and TAM are complementary, which will create new opportunities for LATAM to offer better services to its customers through the harmonization of flight schedules, improved commercial distribution, launch of new flights and expansion of the combined cargo business;

•	the substantial level of synergies expected to be attained in the transaction; and

•	the common strategic and cultural approach to doing business and other similarities between LAN and TAM and their respective controlling shareholders.

See “LAN’s Reasons for the Proposed Combination” section of this offer to exchange/prospectus beginning on page 142.

Opinions of LAN’s Financial Advisor (page 153)

At the meeting of the LAN board of directors on January 18, 2011, J.P. Morgan Securities LLC (which we refer to as “J.P. Morgan Securities”) rendered its oral opinion to the LAN board of directors, which was subsequently confirmed in writing, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the exchange offer and the mergers pursuant to the transaction agreements was fair, from a financial point of view, to LAN (which we refer to as the “Initial JPM Opinion”). The full text of the written opinion of J.P. Morgan Securities, dated January 18, 2011, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex A-1 to this offer to exchange/prospectus and is incorporated herein by reference.

Considering the long period of time between the date of the Initial JPM Opinion and the date the exchange offer will be commenced, as well as the changes in financial, economic, market and other conditions since the date of the Initial JPM Opinion, on October 6, 2011, LAN requested J.P. Morgan Securities to issue a second fairness opinion in connection with the calling of the shareholder meeting to approve the mergers. At the meeting of the board of directors of LAN on November 11, 2011, J.P. Morgan Securities rendered its oral opinion to the board of directors of LAN that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the exchange offer and the mergers pursuant to the transaction agreements was fair, from a financial point of view, to LAN (which we refer to as the “Supplemental JPM Opinion” and together with the Initial JPM Opinion as the “JPM Opinions”). The full text of the written opinion of J.P. Morgan Securities, dated November 11, 2011, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex A-2 to this offer to exchange/prospectus and is incorporated herein by reference. You are encouraged to read the JPM Opinions in their entirety.

J.P. Morgan Securities provided its opinions to the LAN board of directors in connection with and for the purposes of its evaluation of the proposed combination and the JPM Opinions do not constitute a recommendation to any shareholder of LAN as to how such shareholder should vote with respect to the proposed combination or any other matter. The opinions were approved by a fairness opinion committee of J.P. Morgan Securities. The summary of the opinions of J.P. Morgan Securities set forth in this offer to exchange/prospectus is qualified in its entirety by reference to the full text of such opinions. See “LAN’s Reasons for the Proposed Combination—Opinions of LAN’s Financial Advisor” section of this offer to exchange/prospectus beginning on page 153.

TAM Board of Director’s Recommendation (page 165)

The board of directors of TAM, at a meeting held on April 17, 2012, determined that the exchange offer and the mergers are in the best interest of TAM and the holders of TAM shares and TAM ADSs. At that meeting, the board of directors of TAM also recommended that the holders of TAM shares and TAM ADSs (other than the TAM controlling shareholders) tender them into the exchange offer, but informed the holders of TAM shares and TAM ADSs that such decision is ultimately at their discretion.

This determination was based on (i) the convenience and opportunity of the exchange offer weighed against the interests of the holders of TAM shares and TAM ADSs and the liquidity of TAM shares and TAM ADSs, (ii) the impact of the exchange offer on the interests of TAM as a company and (iii) the announced strategic plans of LAN for the combined company. In making these determinations and recommendations, the board of directors of TAM considered a number of factors, including the potential risks and expected benefits to TAM and the holders of TAM shares and TAM ADSs that could result from the proposed combination. The factors that the board of directors of TAM considered in reaching these decisions and making its recommendation are described in TAM’s Solicitation/Recommendation Statement on Schedule 14D-9, which has been filed with the SEC and mailed to you together with this offer to exchange/prospectus. See “TAM Board of Director’s Recommendation” section of this offer to exchange/prospectus beginning on page 165.

Opinions of TAM’s Financial Advisor (page 165)

At a meeting of the board of directors of TAM held on August 13, 2010, Banco BTG Pactual S.A. (which we refer to as “BTG Pactual”) rendered its oral opinion to the board of directors of TAM, which was subsequently confirmed in writing, to the effect that, as of August 13, 2010, based upon and subject to the assumptions, limitations, qualifications and other conditions set forth in the written opinion, the Holdco II exchange ratio and the Sister Holdco exchange ratio were fair, from a financial point of view, to the shareholders of TAM (we refer to this opinion as the “Initial BTG Opinion”). At a meeting of the board of directors of TAM held on November 1, 2011, TAM requested that BTG Pactual update its opinion in light of the long period of time between the date of the Initial BTG Opinion and the date on which the exchange offer will commence. On November 16, 2011, BTG Pactual rendered an updated opinion (which we refer to as the “Updated BTG Opinion” and, together with the Initial BTG Opinion, the “BTG Opinions”) to the effect that, as of the date of the Updated BTG Opinion, based upon and subject to the assumptions, limitations, qualifications and other conditions set forth in the Updated BTG Opinion, the Holdco II exchange ratio and the Sister Holdco exchange ratio were fair, from a financial point of view, to the shareholders of TAM. The full text of the BTG Opinions which set forth, among other things, the assumptions made, matters considered and limitations, qualifications and conditions of the review undertaken by BTG Pactual in connection with the BTG Opinions are attached as Annex B-1 (Initial BTG Opinion) and Annex B-2 (Updated BTG Opinion) to this offer to exchange/prospectus and are incorporated herein by reference in its entirety. You are urged to read both BTG Opinions in their entirety.

The BTG Opinions were approved and authorized for issuance and are addressed to, and for the use and benefit of, the board of directors of TAM. The BTG Opinions are limited to the fairness, from a financial point of view, to the shareholders of TAM of the Holdco II exchange ratio and the Sister Holdco exchange ratio. BTG Pactual was not asked to, and the BTG Opinions did not address the fairness of the proposed combination, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of TAM, nor did they address the fairness of the contemplated benefits of the proposed combination. BTG Pactual expressed no opinion as to the merits of the underlying decision by TAM to engage in the proposed combination or the relative merits of the proposed combination as compared to alternative business strategies, nor did it express any opinion as to how any TAM shareholders should vote on any matter. See “TAM Board of Directors’ Recommendation—Opinions of TAM’s Financial Advisor” section of this offer to exchange/prospectus beginning on page 165.

Appraisal Report (page 178)

At a duly-called shareholder meeting (at which the requisite quorum of qualifying minority shares was present) held on January 3, 2012, holders of qualifying minority shares, by a majority of the votes cast at that meeting, had the option to select from among one of the three independent, specialized third-party appraisal firms recommended by the board of directors of TAM as the Appraiser (as defined below) to prepare the Appraisal Report (as defined below), or to select Banco Bradesco BBI S.A. (which we refer to as “Bradesco”) as the Appraiser and to adopt as the Appraisal Report the appraisal report prepared by Bradesco valuing each of LAN and TAM as of November 23, 2011 in accordance with Instrução Normativa CVM 361/2002, as amended by

Instructions CVM 436/2006 and 480/2009 (which we refer to as “CVM 361/2002”), which sets out mandatory procedures to be observed in public offerings of securities in Brazil, which was presented at that meeting. At this meeting, holders of qualifying minority shares unanimously approved Bradesco as the Appraiser and adopted the appraisal report prepared by Bradesco valuing each of LAN and TAM as of November 23, 2011 as the Appraisal Report. The appraisal firm selected by the holders of qualifying minority shares at this meeting is referred to in this offer to exchange prospectus as the “Appraiser” and the appraisal report prepared by the Appraiser in accordance with CVM 361/2002 is referred to in this offer to exchange/prospectus as the “Appraisal Report.” The holders of qualifying minority shares had the right under Brazilian law to request that TAM call a subsequent special meeting of holders of qualifying minority shares to vote upon whether or not to request a new appraisal report and to appoint a new appraiser, and in such event TAM would be required to take all action necessary to establish a record date for, duly call, give notice of, convene and hold such a special meeting no later than 45 days after the request for such special meeting. The right of holders of the qualifying minority shares to request such a meeting has expired without the holders of qualifying minority shares having appointed a new appraiser or approving a new appraisal report.

The Appraisal Report is intended solely for the use of the management, the board of directors and the shareholders of TAM for the purpose of supporting their respective decisions to approve or participate in the exchange offer, as applicable. The Appraisal Report will not constitute the Appraiser’s recommendation or opinion to the shareholders of TAM as to whether the exchange offer is advisable, and should not be used as such. All shareholders of TAM should conduct their own analyses of the exchange offer and should rely on their own financial, tax and legal advisers when evaluating the exchange offer. See the “TAM Board of Directors’ Recommendation—Appraisal Report” section of this offer to exchange/prospectus beginning on page 178.

The Appraisal Report is required to comply with a mandatory requirement of the Brazilian securities laws. Pursuant to the Brazilian securities laws, in an exchange offer of this type an appraisal report on the fair value of the company subject to the exchange offer and the company delivering new securities in exchange must be prepared in accordance with specific procedures established by the Brazilian securities laws. The Regulation of Nível 2 of Bovespa, the level on which the TAM shares are admitted to trading, governs the appointment of the appraiser by the holders of qualifying minority shares. The Appraisal Report is different from the fairness opinions of each party’s financial advisors because these fairness opinions do not follow the specific procedure required by Brazilian law and regulation for the preparation of the Appraisal Report. For further discussion of the differences between the Appraisal Report and the fairness opinions, see the “TAM Board of Directors’ Recommendation—Appraisal Report” section of this offer to exchange/prospectus beginning on page 178.

Termination of the Transaction Agreements

The transaction agreements will terminate automatically if and when (i) the exchange offer expires in accordance with its terms or is revoked with the permission of CVM without the purchase of any TAM shares or TAM ADSs or (ii) if the product of 0.90 and the high end of the range of economic value of LAN per LAN common share as determined by the Appraiser at any time is less than the low end of the range of economic value of TAM per TAM share as determined by the Appraiser at such time (which we refer to as an “appraisal event”). In addition, LAN and the TAM controlling shareholders may terminate the transaction agreements by mutual written consent.

In addition, if the transaction agreements are terminated under certain circumstances, LAN or TAM may be required to pay to the other party a termination fee of $200 million and to reimburse expenses incurred by the other party in connection with the transaction agreements and the proposed combination. For more information on the parties’ termination rights and payment obligations in the event of termination, see “The Transaction Agreements—Termination” section of this offer to exchange/prospectus beginning on page 256 and “The Transaction Agreements—Expenses” section of this offer to exchange/prospectus beginning on page 258.

Expenses (page 258)

Except for the termination fees described above, each party is required to pay its own fees and expenses that it incurs in connection with the transaction agreements, the mergers and the other transactions contemplated by the transaction agreements, regardless of whether the exchange offer is commenced or the exchange offer and the mergers are completed, except that expenses incurred in connection with the printing and mailing of this offer to exchange/prospectus and the filing fee for the Registration Statement will be shared equally by LAN, on the one hand, and the TAM controlling shareholders, on the other hand. See “The Transaction Agreements—Expenses” section of this offer to exchange/prospectus beginning on page 258.

Appraisal Rights; Dissenting Shares (page 224)

There are no appraisal or similar rights available to holders of TAM shares and TAM ADSs in connection with the exchange offer or the mergers. For more information about appraisal rights of holders of TAM shares and TAM ADSs, see “The Exchange Offer—Appraisal Rights; Dissenting Shares” section of this offer to exchange/prospectus beginning on page 224.

Interests of TAM Directors and Officers in the Proposed Combination (page 265)

Certain members of the board of directors (including the TAM controlling shareholders) and management of TAM negotiated the terms of the transaction agreements with LAN, including those relating to the exchange offer and the mergers. These individuals may have certain interests in the proposed combination that are different from, or in addition to, the interests of holders of TAM shares and TAM ADSs generally and that may have caused them to view the proposed combination more favorably and/or differently than you might.

Pursuant to the LAN-TEP shareholders agreement, Mr. Maurício Rolim Amaro will be the chairman of the board of directors of LATAM for the first two years following the time at which the mergers become effective (which we refer to as the “effective time”). Pursuant to the the Holdco I shareholders agreement and the TAM shareholders agreement, Maria Cláudia Oliveira Amaro will be the chairman of the boards of directors of Holdco I and TAM for the first two years following the effective time. Pursuant to the LAN-TEP shareholders agreement, Marco Bologna, the current CEO of TAM, will serve as the TAM CEO following the effective time.

Mr. André Santos Esteves, a member of the board of directors of TAM, is also the chief executive officer of BTG Pactual, TAM’s financial advisor, and Mr. Carlos Daniel Rizzo da Fonseca, a senior executive of BTG Pactual and head of the Merchant Banking Division of BTG Pactual, serves on the board of directors of Multiplus S.A. (which we refer to as “Multiplus”), which is a subsidiary of TAM.

The board of directors of TAM was aware of these interests when it approved the transaction agreements and when it recommended that the holders of TAM shares and TAM ADSs tender their TAM shares and TAM ADSs into the exchange offer. For a further discussion of the interests of the board of directors and management of TAM and TAM controlling shareholders in the proposed combination, see the “Interests of Certain Persons” section of this offer to exchange/prospectus beginning on page 265.

Certain Legal and Regulatory Matters (page 224)

No further regulatory filings or approvals are required to complete the exchange offer and the mergers. For more information about the approval and filings required to complete the exchange offer and the mergers, see “The Exchange Offer—Certain Legal and Regulatory Matters” section of this offer to exchange/prospectus beginning on page 224.

On September 21, 2011, the Tribunal de Defensa de la Libre Competencia (which we refer to as the “TDLC”) issued its decision (which we refer to as the “Decision”) with respect to the consultation procedure initiated on January 28, 2011 by Conadecus, a Chilean consumer association (which we refer to as “Conadecus”), in connection with the proposed combination. The persons and entities that were accepted as intervening parties in the consultation procedure, among others, are the following: Conadecus, as consultant, Fiscalía Nacional Económica, the Chilean antitrust prosecution agency (which we refer to as the “FNE”), Sky Airline, Aerolínea Principal de Chile S.A. (which we refer to as “PAL”), ACHET, a Chilean travel agents association, LAN, LAN Cargo S.A. (which we refer to as “LAN Cargo”) and TAM L.A.

On October 3, 2011, PAL filed an appeal in order to have the Chilean Supreme Court revoke the Decision issued by the TDLC approving the proposed combination subject to certain conditions. On October 25, 2011, LAN reached an extrajudicial agreement with PAL pursuant to which (i) PAL abandoned the appeal before the Chilean Supreme Court and undertook to terminate all actions or proceedings that it initiated, as well as to desist from initiating new proceedings, aimed at blocking the proposed combination between LAN and TAM, and (ii) LAN paid PAL $5,000,000.

On October 3, 2011, LAN also filed an appeal seeking the amendment or elimination, as applicable, of the following three conditions set forth in the Decision:

•

amendment of the seventh condition regarding mandatory prior consultation with the TDLC for the execution of certain codeshare agreements in order to eliminate the obligation to submit such agreements to the prior approval of the TDLC, replacing it with the obligation to notify the FNE of any such agreements;

•	elimination of the eighth condition regarding the abandonment of certain traffic frequencies and limitation on acquiring certain air traffic frequencies; and

•

amendment of the fourteenth condition regarding the independent consultant in order to limit and modify the intrusive and inspection powers granted to both the FNE and the consultant with respect to LAN and TAM.

Likewise, on the same date TAM L.A. filed an appeal seeking the amendment of the seventh condition of the Decision.

The Chilean Supreme Court rejected these appeals in a final decision rendered on April 5, 2012, leaving the Decision unaltered.

On September 3, 2010, LAN and TAM submitted a merger filing before the Brazilian Antitrust System, composed of CADE, the Secretaria de Direito Econômico (Ministry of Justice, which we refer to as the “SDE”) and the Secretaria de Acompanhamento Econômico (Ministry of Finance, which we refer to as the “SEAE”). The filing was made based on the Memorandum of Understanding, executed by the parties on August 13, 2010. As per the request of the parties, the SEAE suspended its analysis of the merger filing until the parties had taken more definitive steps with respect to the proposed combination. On October 21, 2010, the parties informed SEAE of the execution of the Instrumento Particular de Ratificação de Entendimento by the parties on October 12, 2010, pursuant to which the parties agreed on a transaction structure for the proposed combination and requested that SEAE resume its analysis of the merger filing. As part of its analysis, SEAE sent a series of information requests to LAN and TAM (Official Letter Nos. 11.143/2010; 12.203/2010; 6.566/2011; 6.607/2011; 7.218/2011; 7.555/2011; and 7.866/2011) requesting information on the markets affected by the proposed combination. All of these Official Letters were duly answered by LAN and TAM. SEAE also sent information requests to the parties’ competitors, suppliers and clients. SEAE issued its report approving the merger filing without any restrictions on August 11, 2011. The case was then further examined by CADE’s Reporting Commissioner, Olavo Chinaglia, for an additional four months. CADE sent information requests to LAN and TAM (Official Letter Nos. 1830/2011; 1945/2011; 2410/2011; and 2493/2011) to complement SEAE’s analysis. On December 14, 2011, the case was adjudicated in a Plenary Session, where the board of CADE approved the transaction with the following conditions: (i) LAN and TAM cannot be members of more than one global airline alliance; (ii) LAN and TAM must swap two pairs of slots in the International Airport of Guarulhos (São Paulo/Brazil) (which we refer to as the “Guarulhos Airport”) with one or more companies that is willing to operate non-stop flights on the São

Paulo-Santiago route, granting the swapping companies the necessary infrastructure in the Guarulhos Airport; and (iii) LAN and TAM must publish the contents of the decision in newspapers widely sold in Brazil, and send letters to carriers that operate commercial flights from Guarulhos Airport, informing them of the decision. On December 30, 2011, LAN and TAM submitted a motion to clarify the decision, in which they requested that CADE clarify certain points of the decision. The motion to clarify was partially accepted by CADE’s Plenary Board, on February 8, 2012, to establish that LAN will not be required to implement the measures imposed by CADE until the exchange offer has been completed. LAN and TAM are permitted to proceed with the implementation of the transaction, regardless of the decision on the remaining points under the motion to clarify.

Delistings and Statutory Squeeze-out (page 256 and page 255, respectively)

If the delisting condition is satisfied, the TAM shares will be automatically delisted from Bovespa after completion of the exchange offer. If the TAM ADSs are no longer eligible for listing on the NYSE and the NYSE does not delist them, then TAM intends to request, as it is required to do so by the transaction agreements, that the TAM ADSs be delisted from the NYSE as soon as is reasonably practicable following the effective time of the mergers if permitted by the rules of the NYSE.

If the squeeze-out condition is satisfied, TAM will compulsorily redeem any TAM shares (including those represented by TAM ADSs) that were not acquired pursuant to the exchange offer and the mergers. In this redemption, the holders of TAM shares and TAM ADSs will have the right to receive cash in an amount equal to the product of (i) the number of LAN ADSs and/or LAN BDSs they would have received pursuant to the exchange offer and the mergers in respect of their TAM shares and/or TAM ADSs and (ii) the product of (A) the closing price of the TAM preferred shares in Brazilian reais on the Bovespa on the last trading day immediately preceding the Auction date (as reported on the Bovespa website, www.bmfbovespa.com.br or, if unavailable, as reported by another authoritative source) and (B) a fraction of 10/9, duly adjusted at the SELIC Rate from the Auction Date until the payment date and then converted on the date of payment into US dollars using the US$/Brazilian real exchange rate applicable on the payment date as published by the Central Bank of Brazil. For further discussion of the squeeze-out procedure, see “The Transaction Agreements—Effects of the Mergers—Statutory Squeeze-Out” section of this offer to exchange/prospectus beginning on page 255.

Put Right (page 224)

If the exchange offer is completed, the holders of TAM shares and TAM ADSs that were not acquired in the exchange offer will have the option to sell such shares to LAN at any time during the three months after the expiration date for an amount in cash equal to the product of (i) the number of LAN common shares that they would have received pursuant to the exchange offer in respect of their TAM shares or TAM ADSs and (ii) the product of (A) the closing price of the TAM preferred shares in Brazilian reais on the Bovespa on the last trading day immediately preceding the Auction date (as reported on the Bovespa website, www.bmfbovespa.com.br or, if unavailable, as reported by another authoritative source) and (B) a fraction of 10/9, duly adjusted at the SELIC Rate from the Auction date until the payment date and then converted into US dollars on the payment date using the US$/Brazilian real exchange rate applicable on the payment date as published by the Central Bank of Brazil.

Source and Amount of Funds (page 231)

The exchange offer is not conditioned upon any financing arrangements, and no funds have been borrowed for purposes of the exchange offer. LAN will use general corporate funds to pay any cash requirements of the exchange offer, including payment for fractional shares.

Accounting Treatment (page 230)

The transaction will be accounted for as an acquisition under IFRS by use of the purchase method of accounting. For accounting purposes, LAN will be the acquirer and TAM will be the acquired entity. For further discussion of the accounting treatment of the transaction, see the “Unaudited Pro Forma Condensed Combined Financial Information” section of this offer to exchange/prospectus beginning on page 116.

Tax Consequences (page 207)

Brazilian Tax Consequences (page 207)

Under Brazilian law, capital gains taxation rules vary depending on the residency of the non-Brazilian holder, the type of registration of the investment by the non-Brazilian holder with the Central Bank of Brazil and how the disposition is carried out. If non-Brazilian holders who are not located in a tax haven jurisdiction tender their TAM shares or TAM ADSs into the exchange offer through the US exchange agent or if non-Brazilian holders that are QIBs who are not located in a tax haven jurisdiction tender their TAM shares into the Auction, such non-Brazilian holders should not be subject to capital gains tax in Brazil. However, because Brazilian tax authorities do not provide clear guidance on whether capital gains tax should be imposed on such transactions there is a risk that Brazilian tax authorities could seek to impose a tax on non-Brazilian holders for the capital gain recognized in such transactions. If such transactions are taxable in Brazil, the capital gain realized on such transactions will be subject to capital gains tax at a rate of 15% or 25%, depending on whether the non-Brazilian holder is eligible for the tax benefits granted to 2,689 investors and whether the non-Brazilian holder is resident in a tax haven jurisdiction. Non-Brazilian holders that engage in such transactions generally will not be subject to the IOF/Exchange tax.

If non-Brazilian holders (in a non-tax haven jurisdiction) tender TAM shares in the Auction on Bovespa, and receive in exchange LAN BDSs and/or cash, such non-Brazilian holders would not be subject to capital gains tax. Non-Brazilian holders that engage in such transactions will be subject to the IOF at 0.38%. However, LAN has agreed to pay this amount on your behalf.

If the TAM shares of a non-Brazilian holder are acquired for cash by TAM pursuant to the statutory squeeze out, the difference between the cash received and the acquisition cost of the TAM shares will be subject to capital gains tax at a rate of 15% or 25%, depending on whether the non-Brazilian holder is resident in a tax haven jurisdiction. The remittance of funds abroad to the non-Brazilian holder as a return of a 2,689 investment is subject to the IOF at a rate of 0%.

If the TAM shares underlying TAM ADSs of a non-Brazilian holder are acquired for cash by TAM pursuant to the statutory squeeze out, the capital gain recognized in the sale of such TAM shares shall be subject to capital gains taxation in Brazil at the rate of 15% (regular rate) upon the remittance made by the Brazilian custodian to the TAM depositary. The remittance of funds by the custodian of the TAM depositary will be subject to the IOF/Exchange at the rate of 0.38%.

Chilean Tax Consequences (page 212)

The contribution of TAM shares and TAM ADSs issued abroad into Holdco II by non-Chilean holders should not be subject to Chilean taxation.

In general, as a result of the Holdco II merger, non-Chilean holders receiving LAN common shares in exchange for their participation as shareholders of Holdco II should not be subject to Chilean income taxes in connection with such exchange of shares (canje).

However, the tax treatment to be afforded to the issuance and delivery of LAN ADSs (evidenced by LAN ADRs) and LAN BDSs (evidenced by LAN BDRs) under the terms set forth in the exchange offer is uncertain. The issuance and delivery of LAN ADSs (evidenced by LAN ADRs) and LAN BDSs (evidenced by LAN BDRs) under the terms of the exchange offer is not addressed in the regulations issued by the Central Bank of Chile or the Superintendencia de Valores y Seguros de Chile (the Chilean Securities and Insurance Regulator which we refer to as the “SVS”). In addition, such a transaction is not regulated by the Chilean Income Tax Law (which we refer to as “Chilean ITL”) or addressed in the rulings issued by the Chilean Internal Revenue Service (which we refer to as the “Chilean IRS”) on this matter. It is possible therefore that the Chilean IRS might assert that a tax treatment other than that described below is applicable.

Notwithstanding the foregoing, provided that the Central Bank of Chile confirms that, as a result of the capital increase of LAN in connection with the merger by incorporation (fusión por incorporación) of Holdco II into LAN, the newly issued LAN common shares to be received by the LAN ADS depositary and LAN BDS depositary (as registered shareholders of Holdco II) shall be deemed, within the context of the exchange offer, issued and delivered by LAN to such LAN ADS depositary and LAN BDS depositary, in their capacity as depositary, for purpose of the issuance and delivery of the LAN ADSs (evidenced by LAN ADRs) and the LAN BDSs (evidenced by LAN BDRs), respectively, in compliance with Chilean laws and the regulations issued by the Central Bank of Chile and the SVS on this matter, we believe that the Chilean IRS should construe that the issuance and delivery of LAN ADSs (evidenced by LAN ADRs) and LAN BDSs (evidenced by LAN BDRs) by the LAN ADS depositary and LAN BDS depositary, respectively, to non-Chilean holders abroad under the exchange offer should be afforded the same tax treatment applicable to the issuance and delivery of ADSs (evidenced by ADRs) to non-Chilean holders under current laws and regulations issued by the Central Bank of Chile and the SVS and, thus, not be subject to Chilean income taxes based on the tax principles stated in certain rulings issued by the Chilean IRS on this matter (including, Ruling No. 324 of January 29, 1990).

Assuming that the SVS confirms that LAN BDRs (evidencing LAN BDSs) qualify as foreign securities representing the shares of a Chilean entity, the characteristics and mechanism of which are equivalent to ADRs (which in the case of ADRs, the SVS has confirmed they qualify as foreign securities representing the shares of a Chilean entity according to the Chilean laws and regulations on this matter), and that such LAN BDRs comply with Chilean laws and the rules and regulations issued by the Central Bank of Chile and the SVS governing the issuance of ADRs, we believe that LAN BDRs should be afforded the same tax treatment applicable to ADRs issued and delivered to non-Chilean holders under Chilean laws and the regulations issued by the Central Bank of Chile and the SVS. We are also of the opinion that the LAN BDR should qualify as foreign securities representing the shares of a Chilean entity, the characteristics and mechanism of which are equivalent to ADRs. These circumstances and tax treatment are assumed for purpose of the analysis of LAN BDSs contained in the “Chilean Tax Consequences” section of this offer to exchange/prospectus.

Cash dividends LAN pays with respect to LAN common shares, LAN BDSs (evidenced by LAN BDRs) or LAN ADSs (evidenced by LAN ADRs) held by a non-Chilean holder will be subject to a 35% Chilean withholding tax, which LAN withholds and pays over to the Chilean tax authorities (which we refer to as the “Withholding Tax” or “Chilean Withholding Tax”). A credit against the Withholding Tax is available based on the corporate income tax LAN actually paid (if any) on the income to which the dividend is attributed according to the provisions of the Chilean ITL and the interpretations of the Chilean IRS; however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. If LAN registers net income (book profits) but taxable losses, no credit against the Withholding Tax will be available.

Gains from the sale or other disposition by a non-Chilean holder of LAN BDRs (evidencing LAN BDSs) or LAN ADRs (evidencing LAN ADSs) outside Chile will not be subject to Chilean taxation. The withdrawal of common shares in exchange for LAN BDRs or LAN ADRs will not be subject to any Chilean taxes.

Gains recognized on a sale or disposition by a non-Chilean holder of LAN common shares (as distinguished from sales or exchanges of LAN BDRs (evidencing LAN BDSs) or LAN ADRs (evidencing LAN ADSs) representing such shares of common stock) may be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter) if (i) the non-Chilean holder has held the LAN common shares for less than one year since exchanging LAN ADSs (or LAN BDSs, if applicable) for the LAN common shares; (ii) the non-Chilean holder acquired and disposed of the LAN common shares in the ordinary course of its business or as a habitual trader of shares; or (iii) the non-Chilean holder and the purchaser of the LAN common shares are “related parties” or has an interest in the purchaser within the meaning of Article 17, Number 8, of the Chilean ITL. In all other cases, gains on the disposition of LAN common shares will generally be subject only to a capital gains tax which is assessed at the same rate as the First Category Tax, as sole income tax (currently levied at a rate of 18.5%) and no Withholding Tax will apply.

In certain circumstances and provided that certain requirements are met, gains recognized on the sale of shares of common stock that are publicly traded and have a high presence in the stock exchange will not be subject to capital gains tax in Chile.

United States Federal Income Tax Consequences (page 219)

The receipt of LAN ADSs, LAN BDSs or cash in exchange for TAM shares or TAM ADSs pursuant to the exchange offer will be a taxable transaction for US federal income tax purposes. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the TAM shares or TAM ADSs have been held for more than one year. Long-term capital gain realized by a noncorporate US holder generally is subject to preferential tax rates. The deductibility of capital losses is subject to significant limitations.

In general, cash dividends paid with respect to LAN shares (including the net amount of the Chilean Withholding Tax withheld on the distribution after taking into account the credit for the First Category Tax), will be included in a US holder’s gross income as ordinary income when received and will not be eligible for the dividends-received deduction allowed to corporations. The US dollar amount of dividends received by a noncorporate US holder with respect to the LAN ADSs will generally be “qualified dividend income” subject to taxation at a maximum rate of 15% for taxable years before January 1, 2013 and with respect to the LAN common shares or LAN BDSs will be subject to taxation at ordinary income tax rates.

If you are a US holder, gain or loss realized on the sale, exchange or other disposition of LAN shares generally will be capital gain or loss and generally will be long-term capital gain or loss if the LAN shares have been held for more than one year. Long-term capital gain realized by a noncorporate US holder generally is subject to preferential tax rates. The deductibility of capital losses is subject to limitations.

Brazilian capital gains taxes that may be imposed on a US holder upon the receipt of LAN ADSs, LAN BDSs or cash in exchange for TAM shares or TAM ADSs pursuant to the exchange offer and Chilean capital gains taxes that may be imposed on a US holder upon the disposition of the LAN common shares will generally be treated as foreign income taxes eligible for credit against a US holder’s US federal income tax liability or for deduction in computing such US holder’s US federal taxable income. However, a US holder may not be able to use the tax credit arising from any of the aforementioned taxes unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources in the appropriate income category. In general, Chilean Withholding Tax withheld from dividends paid with respect to LAN shares will be treated as a foreign source income tax eligible for credit against a US holder’s US federal income tax liability or for deduction in computing such US holder’s US federal taxable income. No credit or deduction is available for the portion of the Withholding Tax that is determined to be excessive under Chilean ITL and for which a US holder has a right to reimbursement.

For more information about the Brazilian, Chilean and United States federal income tax consequences of the exchange offer with respect to the TAM shares (including TAM common shares and TAM preferred shares) or TAM ADSs and of the receipt, ownership and disposition of the LAN shares (including LAN common shares, LAN ADSs and LAN BDSs) see the “The Exchange Offer—Tax Consequences” section of this offer to exchange/prospectus beginning on page 207.

For more information about the approval and filings required to complete the exchange offer and the mergers, see “The Exchange Offer—Tax Consequences” section of this offer to exchange/prospectus beginning on page 207.

Comparison of Rights of Holders of LAN Common Shares, LAN ADSs and LAN BDSs and TAM ADSs and TAM shares (page 277)

If your TAM shares or TAM ADSs are acquired in the exchange offer, you will become a holder of LAN ADSs or LAN BDSs, each of which will represent one LAN common share deposited with the applicable depositary. Your rights as a holder of LAN ADSs or LAN BDSs will be determined by the applicable deposit agreement. The rights of a holder of the LAN common shares represented by your LAN ADSs or LAN BDSs will be governed by LAN’s by-laws, the Chilean Corporation Law and the Chilean corporation regulations. See the “Comparison of Rights of Holders of LAN Securities and TAM Securities” section of this offer to exchange/prospectus beginning on page 277.

Selected Historical Financial Data

The following financial information is being provided to you to aid you in your analysis of the financial aspects of the proposed combination. The selected consolidated financial information of LAN as of and for the years ended on December 31, 2011, 2010, 2009 and 2008 have been derived from the audited consolidated financial statements of LAN included in the LAN 2011 Form 20-F, which is incorporated by reference into this offer to exchange/prospectus or in LAN’s other Annual Reports on Form 20-F previously filed with the SEC. The selected historical consolidated financial information of LAN as of and for the year ended on December 31, 2011 has also been derived from the audited consolidated financial statements as of and for the year ended on December 31, 2011, which are also included in this offer to exchange/prospectus. The selected consolidated financial information of TAM as of and for the years ended on December 31, 2011, 2010, 2009, 2008 and 2007 have been derived from the audited consolidated financial statements of TAM included in the TAM 2011 Form 20-F, which is incorporated by reference into this offer to exchange/prospectus or in TAM’s other Annual Reports on Form 20-F previously filed with the SEC. The selected historical consolidated financial information of TAM as of and for the year ended on December 31, 2011 has also been derived from the audited consolidated financial statements of TAM as of and for the year ended on December 31, 2011, which are also included in this offer to exchange/prospectus.

Selected Financial Data of LAN (page 63)

The following table presents selected historical consolidated financial data of LAN as of, and for each of the years in the four-year period ended on, December 31, 2011.

Selected Annual Financial Information as of December 31, 2011, 2010, 2009 and 2008 (1)(3)

	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
	(in US$ millions, except per share and capital stock data)
Statement of Income Data:
Revenue
Passenger	4,008.9	3,109.8	2,623.6	2,820.8
Cargo	1,576.5	1,280.7	895.6	1,319.4
Total Revenue	5,585.4	4,390.5	3,519.2	4,140.2
Cost of sales	(4,078.6)	(3,012.7)	(2,522.8)	(2,893.9)
Gross margin	1,506.8	1,377.8	996.4	1,246.3
Other income (2)	132.8	132.8	136.4	142.9
Distribution costs	(479.8)	(383.5)	(327.0)	(366.7)
Administrative expenses	(406)	(331.8)	(269.6)	(275.0)
Other expenses	(214.4)	(172.4)	(100.5)	(127.9)
Other (losses)/ gains (4)	(33.0)	5.4	(11.7)	(134.7)
Financial income	14.5	14.9	18.2	18.5
Financial costs	(139.1)	(155.3)	(153.1)	(125.5)
Equity accounted earnings	0.5	0.1	0.3	0.7
Foreign exchange gains/ (losses)	(0.3)	13.8	(11.2)	23.4
Result of indexation units	0.1	0.1	(0.6)	1.2
Income before income tax	382.4	502.0	277.5	403.4
Income tax	(61.8)	(81.1)	(44.5)	(65.1)
Net income for the period	320.6	420.9	233.0	338.3
Income attributable to the parent company’s equity holders	320.2	419.7	231.1	336.5
Income attributable to non-controlling interests	0.4	1.2	1.9	1.8
Net income for the period	320.6	420.9	233.0	338.3
Earnings per share
Basic earnings per share (US$) (5)	0.94335	1.23882	0.68221	0.99318
Diluted earnings per share (US$)	0.94260	1.23534	0.68221	0.99318

	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
	(in US$ millions, except per share and capital stock data)
Balance Sheet Data:
Cash, and cash equivalents	374.4	631.1	731.5	401.0
Other current assets in operation	964.3	896.5	666.6	665.8
Non-current assets and disposal groups held for sale	4.7	5.5	10.9	10.4
Total current assets	1,343.4	1,533.1	1,409.0	1,077.2
Property and equipment	5,928.0	4,948.4	4,196.6	3,966.1
Other non-current assets	377.3	304.4	166.4	153.6
Total non-current assets	6,305.3	5,252.8	4,363.0	4,119.7
Total assets	7,648.7	6,785.9	5,772.0	5,196.9
Total current liabilities	2,322.1	2,144.0	1,523.3	1,551.5
Total non-current liabilities	3,869.2	3,341.8	3,142.7	2,876.8
Total liabilities	6,191.3	5,485.8	4,666.0	4,428.3
Net equity attributable to the parent company’s equity holders	1,445.3	1,296.8	1,098.8	761.8
Minority interest	12.0	3.2	7.1	6.8
Total net equity	1,457.4	1,300.1	1,105.9	768.6

(1)

For more information on the subsidiaries included in the consolidation of LAN, see Note 1 to the audited consolidated financial statements included in the LAN 2011 Form 20-F and the audited consolidated financial statements as of and for the year ended December 31, 2011 included in this offer to exchange/prospectus.

(2)

Other income included in this Statement of Income Data is equivalent to the sum of income derived from duty-free operations, aircraft leasing, logistics and courier operations, customs and warehousing operations, tours and other miscellaneous income. For more information, see Note 30 to the audited consolidated financial statements included in the LAN 2011 Form 20-F and the audited consolidated financial statements as of and for the year ended December 31, 2011 included in this offer to exchange/prospectus.

(3)	The addition of the items may differ from the total amount due to rounding.
(4)

As of December 31, 2010 LAN recorded a US$14.1 million gain (pre-tax) due to the reversal of a portion of the provision related to the investigation in the cargo business carried out by the European Commission. This was as a result of the fine announced in November 2010, which was lower than the amount provided for. This reversal is recorded in Other gains/(losses). In 2011, at a non-operational level, LAN’s consolidated results were impacted by the settlement agreement totaling US$66.0 million related to the civil class action in the cargo business, partially offset by the US$44.5 million gain from the sale of Blue Express International Servicios de Transporte Limitada and Blue Express S.A. At this level there was also included a one-time charge of UF 116,091 (US$5.0 million) resulting from a settlement agreement with the Chilean airline PAL regarding the pending legal proceeding before the TDLC and their appeal before the Chilean Supreme Court in connection with the combination of LAN and TAM.

(5)

As of December 31, 2009 and 2010 LAN had 338,790,909 common shares outstanding, which was equivalent to 338,790,909 ADS. As of December 31, 2011 LAN had 340,319,431 common shares outstanding, which was equivalent to 340,319,431 ADSs.

Selected Financial Data of TAM (page 91)

The following table presents selected historical consolidated financial data of TAM as of, and for each of the years in the five-year period ended on, December 31, 2011.

Selected Annual Financial Information as of December 31, 2011, 2010, 2009, 2008 and 2007

	As of December 31,
	2011	2011	2010	2009	2008	2007
	(US$ millions)	(R$ millions)
Balance sheet data
Cash and cash equivalents	347	650	1,012	1,075	672	467
Financial assets at fair value through profit and loss	898	1,685	1,407	1,011	1,242	2,140
Trade accounts receivable	970	1,819	1,557	1,122	1,157	938
Total assets	8,521	15,985	14,497	12,940	13,417	10,333
Borrowings(1)	510	957	615	497	402	1,068
Finance lease obligations(1)	2,841	5,330	4,758	4,521	6,448	2,968
Debentures(1)	430	807	977	1,111	529	532
Advance ticket sales	333	625	942	1,008	820	807
Total equity	1,132	2,124	2,627	1,294	293	1,912
Total liabilities and equity	8,521	15,985	14,497	12,940	13,417	10,333

(1)	Refers to the total balance of current liabilities plus long-term liabilities.

	Year Ended December 31,
	2011	2011	2010	2009	2008	2007
	(US$ millions)(1)	(R$ millions)(1)
Income statement data
Revenue	6,927	12,995	11,379	9,765	10,513	8,019
Operating expenses	(6,406)	(12,017)	(10,402)	(9,556)	(9,935)	(7,709)

Operating profit before movements in fair value of fuel derivatives	521	977	977	210	578	309
Movements in fair value of fuel derivatives	22	41	37	317	(1,273)	130

Operating (loss)/profit	543	1,018	1,014	527	(696)	440
Finance income	1,568	2,942	1,774	2,413	1,410	1,007
Finance cost	(2,205)	(4,136)	(1,672)	(1,041)	(3,006)	(755)
Derivatives designated as cash flow hedge	(4)	(7)	—	—	—	—

Profit / (loss) before income tax and social contribution	(97)	(183)	1,116	1,898	(2,292)	691
Income tax and social contribution	(42)	(79)	(447)	(649)	710	(214)

Profit/(loss) after tax (all continuing operations)	(139)	(262)	669	1,248	(1,581)	478

Attributable to
Non-controlling interest	39	74	32	1	1	0
Equity holders of TAM	(179)	(335)	637	1,247	(1,582)	477
Profit/(loss) after tax (all continuing operations)	(139)	(262)	669	1,248	(1,581)	478

Number of shares outstanding at year end (in thousands of shares):(2)
Common shares	55,817	55,817	55,817	50,195	50,195	59,792
Preferred shares	100,390	100, 390	100,390	100,390	100,390	90,793
Total	156,207	156,207	156,207	150,585	150,585	150,585
Earnings (loss) per share (common and preferred) – in R$(2)
Basic	(1.15)	(2.15)	4.22	8.30	(10.52)	3.17
Diluted	(1.15)	(2.15)	4.20	8.29	(10.52)	3.15
Dividends declared per share:
Common shares (in reais and US dollars)	0.10	0.19	1.00	1.58	0.27	0.21
Preferred shares (in reais and US dollars)	0.10	0.19	1.00	1.58	0.27	0.21
Dividends declared per ADS (in reais and US dollars)	0.10	0.19	1.00	1.58	0.27	0.21

(1)	Except per share information and where otherwise indicated.
(2)	In 2008, there was a conversion of common shares to preferred shares by a relevant shareholder.

Year ended December 31, 2011 compared to year ended December 31, 2010

The figures set forth in the table below are expressed in both millions of reais and centavos and have been subject to rounding adjustments. Accordingly, additions or divisions of certain figures may not be an arithmetic aggregation of the totals and the actual sum of percentage variations may differ from those indicated.

	Year ended December 31,
			Variation (%)	2011	2010	Variation (%)	% Net Revenue
	2011	2010					2011
	(in cents of R$ per ASK(1))			(in millions of R$)
Domestic	7.89	8.21	(3.9)%	6,185.3	5,870.9	5.4%	47.6%
International	4.88	4.59	6.2%	3,823.5	3,284.5	16.4%	29.4%
Cargo	1.50	1.56	(3.6)%	1,176.7	1,112.7	5.8%	9.1%
Other	3.02	2.14	41.3%	2,370.3	1,530.7	54.9%	18.2%
Sales taxes and other deductions	(0.72)	(0.59)	21.9%	(561.3)	(420.1)	33.6%	(4.3)%

Revenue	16.57	15.91	4.2%	12,994.5	11,378.7	14.2%	100.0%
Operating expenses
Cost of services rendered	(11.98)	(11.45)	4.6%	(9,389.1)	(8,190.0)	14.6%	72.3%
Sales expenses	(2.21)	(2.45)	(9.8%)	(1,730.8)	(1,753.7)	(1.3%)	13.3%
General and administrative expenses	(1.14)	(0.64)	78.1%	(897.5)	(458.0)	96.0%	6.9%

Total operating expenses	(15.33)	(14.54)	5.4%	(12,017.4)	(10,401.7)	15.5%	(92.5)%

Operating profit before movements in fair value of fuel derivatives	1.25	1.37	(8.8)%	977.1	977.0	0.0%	7.5%
Movements in fair value of fuel derivatives	0.05	0.05	1.7%	40.8	36.6	11.6%	0.3%

Operating (loss) / profit	1.30	1.42	(8.4)%	1,017.9	1,013.6	0.4%	7.8%
Finance income	3.75	2.48	51.2%	2,941.6	1,774.5	65.8%	22.6%
Finance costs	(5.27)	(2.34)	125.6%	(4,135.8)	(1,672.1)	147.3%	(31.8)%
Derivatives designated as cash flow hedge	(0.01)	—	—	(6.6)	—	—	(0.1)%

Profit (loss) before income tax and social contribution	(0.23)	(1.56)	(115.0)%	(182.9)	1,116.0	—	(1.4)%

Income tax and social contribution	(0.10)	(0.63)	(84.1)%	(78.6)	(447.1)	(82.4)%	(0.6)%

Profit / (loss) after tax (all continuing operations)	(0.33)	0.94	(135.7)%	(261.5)	668.9	—	(2.0)%

Profit / (loss) for the year attributable to:
Non-controlling interest	(0.43)	0.89	—	(335.1)	637.4	—	(2.6)%
Equity holders of TAM	(0.09)	(0.04)	134.6%	73.6	31.5	—	0.6%

Total	(0.33)	0.94	(135.7)%	(261.5)	668.9	—	(2.0)%

(1)	ASK means available seat kilometers, or the product of the number of seats available in all aircraft multiplied by the distance the seats are flown in kilometers (which we refer to as “ASK”).

See the “Selected Financial Data of TAM” and “Consolidated Financial Statements” sections of this offer to exchange/prospectus beginning on pages 91 and F-2-1, respectively, for more detailed financial data on TAM.

Selected Unaudited Pro Forma Financial Information

The following unaudited pro forma consolidated financial information is being provided to give you a better understanding of what the results of operations and financial position of LATAM might have been if the proposed combination had been completed on an earlier date. The unaudited pro forma consolidated financial information is preliminary and is being furnished solely for illustrative purposes and, therefore, is not necessarily indicative of the combined results of operations or financial position of LATAM that might have been achieved for the dates or periods indicated, nor is it necessarily indicative of the results of operations or financial position of LATAM which may, or may be expected to, occur in the future. No account has been taken within the unaudited condensed pro forma consolidated financial statements of any synergy or efficiency that may, or may be expected to, occur following the completion of the proposed combination.

The following unaudited pro forma consolidated financial information gives pro forma effect to the proposed combination, after giving effect to the pro forma adjustments described in the notes to the unaudited pro forma consolidated financial statements. For accounting purposes, the proposed combination will be accounted for as LAN’s acquisition of TAM using the purchase method of accounting under IFRS and for purposes of the following unaudited pro forma consolidated financial information, the proposed combination was accounted for in the same manner. In connection with the exchange offer and the mergers, LAN will issue its common shares in exchange for all of the outstanding common and preferred shares of TAM, therefore entitling LAN to substantially all of the economic benefits that will be generated by the LATAM Group and also, consequently, exposing it to substantially all the risks incidental to the operations of TAM. This exchange aligns the economic interests of LAN and all of its shareholders, including the TAM controlling shareholders, therefore ensuring that the shareholders and directors of TAM will have no incentive to exercise their rights in a manner that is beneficial to TAM but detrimental to LAN. Further, all significant actions required for the operation of the airlines require the affirmative vote of both LAN and the TAM controlling shareholders. In addition, LAN will integrate its operations with TAM, and both entities will be operated as a single company. Within this, most critical airline activities will be managed in Brazil under the TAM CEO and globally by the LATAM CEO, who will be in charge of the overall operation of the LATAM Group and who will report to the LATAM board. Further, the LATAM CEO will evaluate performance of the LATAM Group executives and, together with the LATAM board, determine compensation. Although there are restrictions on voting interests that currently may be held by foreign investors under Brazilian law, LAN believes that the economic substance of these arrangements satisfies the requirements established by the applicable accounting standards and that consolidation by LAN of TAM’s operations is appropriate. The unaudited condensed pro forma consolidated income statement for the fiscal year ended December 31, 2011 gives effect to the proposed combination as if it had been completed on January 1, 2011.

The unaudited condensed pro forma consolidated financial information of LATAM has been developed from, and should be read in conjunction with, the audited consolidated financial statements for the year ended December 31, 2011 of LAN and TAM presented within this offer to exchange/prospectus.

See the “Unaudited Pro Forma Condensed Combined Financial Information” section of this offer to exchange/prospectus beginning on page 116 for a more detailed explanation of this analysis.

Statement of Operations Data (in Th US$ except per share data)	Year Ended December 31, 2011

Revenue	12,215,645
Cost of sales	(9,892,822)
Gross margin	2,322,823
Income before taxes	210,078
Income tax expense	(85,166)
Net income for the period	124,912
Earnings per share(1)
— Basic	0.16790
— Diluted	0.16780

Balance Sheet Data (in Th US$)	As of December 31, 2011

Unrestricted cash, cash equivalents and short-term investments	1,717,164
Total assets	19,713,771
Long-term debt and capital lease obligations, excluding current portion	7,121,215
Stockholders equity	5,430,232

(1)	Earnings per share: Basic and diluted pro forma earnings per share have been calculated for the year ended December 31, 2011 based on the assumption that 100% of TAM shareholders accept the exchange offer. As such, the weighted average number of pro forma diluted and basic shares outstanding has been determined as the weighted average number of LAN basic and diluted shares outstanding plus 0.9 times the weighted average number of TAM basic and diluted shares outstanding for this period.

RISK FACTORS

In addition to the matters described under the “Cautionary Statement Regarding Forward-Looking Statements” section of this offer to exchange/prospectus beginning on page 22 and the risk factors contained in the LAN 2011 Form 20-F and the TAM 2011 Form 20-F that are incorporated by reference into this offer to exchange/prospectus, you should carefully consider the following risk factors before deciding whether or not to tender your TAM shares or TAM ADSs into the exchange offer. Each of the matters described in these risk factors could have a material adverse effect on the businesses, financial condition and/or results of operations of LAN and TAM individually or as combined companies and on the market price of the LAN shares.

Risks Relating to the Exchange Offer and Mergers

The completion of the exchange offer is subject to many conditions precedent and if these conditions are not satisfied or waived, the exchange offer and mergers will not be completed

The completion of the exchange offer is subject to certain conditions set forth in the transaction agreements as described under “The Transaction Agreements—Conditions to Completion of the Exchange Offer” section of this offer to exchange/prospectus beginning on page 248, including:

Delisting Condition

•

The number of qualifying minority shares that are held by “agreeing shareholders” must be more than 66 2/3% of the total number of qualifying minority shares that are held by agreeing shareholders and disagreeing shareholders (this is the minimum threshold required to cause the deregistration of TAM as a public company in Brazil with CVM and the delisting of TAM shares from Bovespa).

•	A holder will be deemed to be an “agreeing shareholder” with respect to its qualifying minority shares only if such holder:

•	validly tenders such qualifying minority shares into the exchange offer through the US exchange agent and does not withdraw such shares from the exchange offer; or

•	qualifies such qualifying minority shares for participation in the Auction and:

•	tenders such shares into, and does not withdraw them from, the Auction; and/or

•	indicates on the letter of transmittal that it agrees with the deregistration of TAM as a public company in Brazil with CVM.

•	A holder will be deemed to be a “disagreeing shareholder” with respect to its qualifying minority shares only if such holder:

•	validly tenders such qualifying minority shares into the exchange offer through the US exchange agent and subsequently withdraws such shares from the exchange offer; or

•	qualifies such qualifying minority shares for participation in the Auction and:

•	does not tender such shares in the Auction; and/or

•	indicates on the letter of transmittal that it disagrees with the deregistration of TAM as a public company in Brazil with CVM.

•

For purposes of the delisting condition, “qualifying minority shares” mean all outstanding TAM shares not represented by TAM ADSs and all outstanding TAM ADSs, in each case that are not owned by TAM, the TAM controlling shareholders, any of their related persons (“pessoas vinculadas”) or any director or executive officer of TAM.

The delisting condition will not be waivable under Brazilian law, so if the delisting condition is not satisfied, the exchange offer will terminate and the mergers will not be completed.

Squeeze-out Condition

•

The sum of (i) the number of TAM shares and TAM ADSs validly tendered into, and not withdrawn from, the exchange offer and (ii) the number of TAM shares beneficially owned by the TAM controlling shareholders (which represented approximately 46.56% of the outstanding TAM shares as of May 4, 2012), represents more than 95% of the total number of outstanding TAM shares (including those represented by TAM ADSs) (this is the minimum acquisition threshold required under applicable Brazilian law to give TAM the right to compulsorily redeem any TAM shares (including those represented by TAM ADSs) not owned by LAN or Holdco I after completion of the exchange offer, the mergers and the other transactions described in this offer to exchange/prospectus); and

•

The absence of certain actions, events or circumstances that, individually or in the aggregate, have had an adverse effect on the businesses, revenues, operations or financial condition of TAM and its subsidiaries, taken as a whole, in all material respects.

Certain of these conditions, including the delisting condition, may not be waived without written agreement of both LAN and the TAM controlling shareholders, and neither LAN nor the TAM controlling shareholders have any obligation to waive any conditions not satisfied on or prior to the expiration of the exchange offer. If a party whose waiver is required with respect to an unsatisfied condition refuses to grant such waiver, the exchange offer will not be completed. In addition, the obligation of the TAM controlling shareholders under the transaction agreements to make and pay the subscription for TEP Chile shares by contributing to TEP Chile all of their TAM shares and TEP Chile’s obligation to pay for the subscriptions of Sister Holdco shares and Holdco I shares by contributing to Holdco I and Sister Holdco all of the TAM shares contributed to it by the TAM controlling shareholders prior to the completion of the exchange offer is subject to certain conditions relating to the operations and business of LAN and certain events outside of LAN’s and TAM’s control. Payment of such subscriptions is a condition to the completion of the exchange offer. If any of these conditions is not satisfied or waived, the exchange offer and mergers will not be completed. For further discussion of these subscriptions, see “The Transaction Agreements—Conditions to the Subscriptions” section of this offer to exchange/prospectus beginning on page 250.

If the squeeze-out condition is not satisfied and LAN waives this condition, LAN may be unable to fully realize the anticipated benefits of the proposed combination

If the squeeze-out condition is not satisfied and LAN waives this condition, TAM will not be permitted under Brazilian law to compulsorily redeem any TAM shares (including those represented by TAM ADSs) that were not acquired in the exchange offer and the mergers unless LAN later acquires a sufficient number of TAM shares (including those represented by TAM ADSs) so as to allow TAM to compulsorily redeem the remaining outstanding TAM shares and TAM ADSs pursuant to Brazilian law. Depending on the quantity of minority shareholders remaining after completion of the exchange offer and the mergers, their existence may limit LATAM’s ability to combine the businesses and operations of LAN and TAM, which could adversely affect LATAM’s ability to realize the potential benefits and cost savings from combining these businesses. Failure to fully realize these potential benefits and any temporary or permanent delay in integrating the businesses and operations of these two companies, could adversely affect the revenues, level of expenses and operating results of the combined company after the completion of proposed combination.

Because the exchange ratio is fixed, the value of the LAN ADSs and/or LAN BDSs you will receive as a result of the exchange offer and mergers is likely to fluctuate

If you tender your TAM shares in the Auction and your TAM shares are acquired in the exchange offer, you will receive 0.90 of a LAN BDS per TAM share. If you tender your TAM shares or TAM ADSs in the exchange offer through the US exchange agent and your TAM ADSs and/or TAM shares are acquired in the exchange offer, you will receive 0.90 of a LAN ADS per TAM ADS or TAM share. Each LAN BDS or LAN ADS represents one LAN common share. This exchange ratio is fixed and will not be adjusted to reflect any changes in the market prices of any of the securities of either company. As a result, you will receive a fixed number of LAN BDSs or LAN ADSs in connection with the exchange offer and the mergers, and changes in the market prices of these securities and the underlying LAN common shares will affect the value of what you will receive.

The market prices of the LAN common shares, LAN ADSs, TAM shares and TAM ADSs are likely to fluctuate before the completion of the exchange offer and the mergers and this will affect the value represented by the exchange ratio both in terms of the TAM shares or TAM ADSs tendered by you or on your behalf and what you will receive in exchange. For example, based on the closing prices on Bovespa translated at the US$/Brazilian real exchange rate published on May 4, 2012, the market value of one TAM preferred share has varied from a high of US$24.00 to a low of US$12.12 between August 12, 2010 (the last trading day before LAN and TAM announced that they had entered into a non-binding memorandum of understanding for the proposed business combination (which we refer to as the “Memorandum of Understanding”) to pursue the proposed combination) and May 4, 2012, while based on the closing prices on the SSE translated at the Chilean observed exchange rate published on May 4, 2012 the market value of 0.90 of a LAN common share has varied from a high of US$28.68 to a low of US$18.77 between August 12, 2010 and May 4, 2012. In addition, based on the closing prices of LAN ADSs and TAM preferred ADSs on the NYSE, the market value of one TAM preferred ADS has varied from a high of US$25.85 to a low of US$14.47 between August 12, 2010 and May 4, 2012, while the market value of 0.90 of a LAN ADS has varied from a high of US$28.69 to a low of US$17.53 between August 12, 2010 and May 4, 2012.

The market prices of LAN common shares, LAN ADSs, TAM shares and TAM preferred ADSs are, and the LAN BDSs will be, subject to general price fluctuations in the market for publicly traded equity securities and have experienced significant volatility in the past. Market price variations in these securities could result from actual or investors’ perceptions of changes in the businesses, financial condition, results of operations or prospects of LAN or TAM prior to and/or following the exchange offer and the mergers, regulatory considerations, legal proceedings, exchange rates, general market and economic conditions and other factors beyond the control of LAN or TAM.

The transaction agreements contain provisions that could discourage a potential competing acquirer of TAM

The transaction agreements require the board of directors of TAM to recommend that the holders of TAM shares and TAM ADSs tender such shares into the exchange offer but do not permit them to withdraw or adversely modify that recommendation. The transaction agreements also contain “no shop” provisions that prohibit TAM and the TAM controlling shareholders from, directly or indirectly, soliciting, initiating or encouraging any competing third-party proposals, including acquisitions of equity securities or material assets of TAM and its subsidiaries, and there are no exceptions to these provisions. In addition, if the transaction agreements are terminated under certain circumstances, LAN or TAM may be required to pay to the other party a termination fee of $200 million and to reimburse expenses incurred by the other party in connection with the transaction agreements and the proposed combination. For more information on these limitations and payment obligations, see “The Transaction Agreements—No Solicitation” and “The Transaction Agreements—Termination” sections of this offer to exchange/prospectus beginning on pages 247 and 256, respectively. These provisions could discourage a third party that might have an interest in a competing transaction from considering or proposing that transaction, even if it were prepared to pay consideration with a value per share higher than the consideration the holders of TAM shares and TAM ADSs may receive pursuant to the exchange offer and the mergers, or might result in the third party proposing to pay a lower price to the holders of TAM shares and TAM ADSs than it might otherwise have proposed to pay because of the added expense of the $200 million termination fee and expense reimbursement that may become payable in certain circumstances.

Certain members of the board of directors (which includes the TAM controlling shareholders) and management of TAM may have interests that are different from, or in addition to, the interests of TAM shareholders generally

Certain members of the board of directors (including the TAM controlling shareholders) and management of TAM negotiated the terms of the transaction agreements with LAN, including those relating to the exchange offer and the mergers. These individuals may have certain interests in the proposed combination that are different from, or in addition to, the interests of TAM shareholders generally and that may have caused them to view the proposed combination more favorably and/or differently than you might. You should consider the following interests of certain members of TAM’s board of directors and management before deciding whether or not to tender your TAM shares or TAM ADSs into the exchange offer:

•	the continued employment of some members of TAM management by the combined companies;

•

the appointment of certain members of the board of directors of TAM as members of the board of directors of LATAM, which will be the holding company for the combined companies and TAM after the completion of the exchange offer and the mergers; and

•

the facts that Mr. André Santos Esteves, a member of the board of directors of TAM, is the chief executive officer of BTG Pactual and Mr. Carlos Daniel Rizzo da Fonseca, a senior executive of BTG Pactual and head of the Merchant Banking Division of BTG Pactual, serves on the board of directors of TAM’s subsidiary Multiplus. BTG Pactual is acting as the financial advisor and rendered a fairness opinion to the board of directors of TAM with respect to the proposed combination of LAN and TAM. As compensation for BTG Pactual’s services in connection with the combination, TAM has agreed to pay BTG Pactual a transaction fee in the amount of US$24.0 million, all of which is contingent on the consummation of the combination. However, if the combination is not consummated due to certain events, including either LAN or TAM terminating or abandoning the combination, then TAM has agreed to pay US$5.0 million to BTG Pactual.

The board of directors of TAM was aware of these interests when it approved the transaction agreements and when it recommended that the holders of TAM shares and TAM ADSs tender their TAM shares and TAM ADSs into the exchange offer. For a further discussion of the interests of the board of directors and management of TAM and TAM controlling shareholders in the proposed combination, see the “Interests of Certain Persons” section of this offer to exchange/prospectus beginning on page 265. For information about the services BTG Pactual has rendered to TAM and its affiliates and the fees TAM and its affiliates have paid to BTG Pactual in the past and will pay to BTG Pactual if the proposed combination is completed, see the “TAM Board of Directors’ Recommendation—Opinions of TAM’s Financial Advisor” section of this offer to exchange/prospectus beginning on page 165.

The fairness opinions obtained by the board of directors of TAM from their financial advisor will not be updated to reflect any developments or changes in circumstances occurring after the date of the fairness opinions

Other than the Updated BTG Opinion, which confirmed the Initial BTG Opinion, the board of directors of TAM has not obtained a further update of either the Initial BTG Opinion or the Updated BTG Opinion. Changes since the date of these fairness opinions in the businesses, financial condition, results of operations and prospects of TAM or LAN, general market and economic conditions and other factors beyond the control of TAM and LAN on which the fairness opinions were based could alter the value or prices of the TAM shares, the TAM ADSs, the LAN common shares, the LAN BDSs and the LAN ADSs by the time the exchange offer and the mergers are completed. The fairness opinions do not speak as of the time the exchange offer and the mergers will be completed or as of any date other than the date of such fairness opinion. Because TAM does not anticipate asking its financial advisor to further update its fairness opinions, the fairness opinions do not address the fairness of the exchange ratio or merger consideration, from a financial point of view, at the time the exchange offer and the mergers will be completed. The Initial BTG Opinion is included as Annex B-1, and the Updated

BTG Opinion is included as Annex B-2, to this offer to exchange/prospectus. For a description of the BTG Opinions and a summary of the material financial analyses BTG Pactual provided to the board of directors of TAM in connection with rendering these opinions, please refer to the “TAM Board of Directors’ Recommendation—Opinions of TAM’s Financial Advisor” section of this offer to exchange/prospectus beginning on page 165. For a description of the other factors considered by the board of directors of TAM in determining whether to approve the transaction agreements, please see the “TAM Board of Directors’ Recommendation” section of this offer to exchange/prospectus beginning on page 165.

The appraisal report obtained by TAM will not be updated to reflect any developments or changes in circumstances occurring after the date of the Appraisal Report

TAM retained and received an appraisal report from Bradesco, the Appraiser, as to the economic value per share of TAM and LAN as required by Brazilian law. This appraisal report was rendered as of November 23, 2011. TAM has not obtained an update of the Appraisal Report. Changes since the date of the Appraisal Report in the businesses, financial condition, results of operations and prospects of TAM or LAN, general market and economic conditions and other factors beyond the control of TAM and LAN on which the Appraisal Report was based, could alter the value or prices of the TAM shares, the TAM ADSs, the LAN common shares, the LAN BDSs and LAN ADSs by the time the exchange offer and the mergers are completed. The Appraisal Report does not speak as of the time the exchange offer and the mergers will be completed or as of any date other than the date of such Appraisal Report. Because TAM does not anticipate asking the Appraiser to update its appraisal report, the Appraisal Report will not address the economic value per share of TAM and LAN at the time the exchange offer and the mergers will be completed. The Appraisal Report is included as Annex C to this offer to exchange/prospectus and is incorporated by reference herein. For a description of the Appraisal Report and a summary of the material financial analyses on which it is based, please refer to the “TAM Board of Directors’ Recommendation—Appraisal Report” section of this offer to exchange/prospectus beginning on page 178.

The rights of the holders of LAN common shares, LAN ADSs and LAN BDSs are materially different than the current rights of holders of TAM shares and TAM ADSs

The rights of holders of TAM common ADSs are governed by the deposit agreement among TAM, the TAM depositary and the holders of TAM common ADSs; the rights of holders of TAM preferred ADSs are governed by the deposit agreement among TAM, the TAM depositary and the holders of TAM preferred ADSs; and the rights of holders of TAM shares are governed by Brazilian law, TAM’s by-laws and the rules of Bovespa. If your TAM shares or TAM ADSs are acquired in the exchange offer, you will receive LAN BDSs or LAN ADSs representing LAN common shares. Your rights as a holder of LAN common shares will be governed by Chilean Corporation Law, Chilean corporation regulations, LAN’s by-laws and the rules of the SSE, which are materially different than the rights you currently have as a holder of TAM shares. The rights of a holder of LAN ADSs are governed by a deposit agreement among LAN, the LAN ADS depositary and holders of LAN ADSs from time to time and the form of ADR attached thereto, and the rights of a holder of LAN BDSs are governed by a deposit agreement among LAN, Itaú Corretora de Valores, S.A. (which we refer to as “Itaú” and, in its capacity as the depositary of LAN BDSs, the “LAN BDS depositary”) and the holders of LAN BDSs from time to time, which are different in some respects from the rights of holders of TAM ADSs. For a discussion of these differences, see the “Comparison of Rights of Holders of LAN Securities and TAM Securities” section of this offer to exchange/prospectus beginning on page 277.

Some of the main differences between the rights of holders of TAM shares and LAN shares are: (a) the Chilean Corporation Law and Law 6, 404/76, as amended (which we refer to as “Brazilian Corporate Law”), differ as to the corporate actions and other matters requiring the approval of a quorum of a qualified majority of shareholders; (b) holders of TAM shares representing at least two percent of the voting shares or one percent of the non-voting shares of TAM are entitled under the rules of CVM to request the appointment of a fiscal council, whereas holders of LAN shares do not have any similar right under Chilean Corporation Law; (c) Brazilian Corporate Law and Chilean Corporation Law differ as to shareholders’ rights in the case of a mandatory public offering and when withdrawal rights of dissenting shareholders are triggered; and (d) TAM must distribute at least 25% of its net profit from the preceding fiscal year to its shareholders as mandatory dividends, whereas LAN must distribute an annual cash dividend equal to 30% of its annual net income to its shareholders, unless otherwise decided by a unanimous vote of the holders of all issued shares, and unless and except to the extent LAN has accumulated losses. For further discussion of the differences between the rights of holders of TAM shares and holders of LAN shares, please see the “Comparison of Rights of Holders of LAN Securities and TAM Securities” section of this offer to exchange/prospectus beginning on page 277.

You may be forced to tender your TAM shares or TAM ADSs to TAM if the squeeze-out condition is satisfied and TAM effects a redemption under Brazilian law

If the exchange offer is completed and the sum of (i) the number of TAM shares and TAM ADSs validly tendered into, and not withdrawn from, the exchange offer and (ii) the number of TAM shares beneficially owned by the TAM controlling shareholders (which represented approximately 46.56% of the outstanding TAM shares, including 85.37% of the outstanding TAM common shares and 25.03% of the outstanding TAM preferred shares as of May 4, 2012) represents more than 95% of the total number of outstanding TAM shares (including those represented by TAM ADSs), then the squeeze-out condition will be satisfied and TAM will compulsorily redeem any TAM shares (including those represented by TAM ADSs) that were not acquired in the exchange offer. In this redemption, any TAM shares (including those represented by TAM ADSs) not acquired pursuant to the exchange offer will be redeemed by TAM for cash in an amount equal to the product of (i) the number LAN ADSs or LAN BDSs the holders would have received pursuant to the exchange offer and the mergers in respect of such TAM shares or TAM ADSs and (ii) the product of (A) the closing price of the TAM preferred shares in Brazilian reais on the Bovespa on the last trading day immediately preceding the Auction date (as reported on the Bovespa’s website, www.bmfbovespa.com.br or, if unavailable, as reported by another authoritative source) and (B) a fraction of 10/9, duly adjusted at the SELIC Rate from the Auction date until the payment date and then converted into US dollars on the payment date using the US$/Brazilian real exchange rate applicable on the payment date as published by the Central Bank of Brazil. For further discussion of the squeeze-out procedure, see “The Transaction Agreements—Effects of the Mergers—Statutory Squeeze-Out” section of this offer to exchange/prospectus beginning on page 255.

Resales of LAN shares issued in the mergers may cause the market price of such shares to fall

As of May 4, 2012, 340,999,909 LAN shares were issued and outstanding (of which 33.84% were beneficially owned by the LAN controlling shareholders) and no LAN shares were subject to issuance upon exercise of outstanding options and other rights to purchase such shares. In the mergers, LAN expects to issue a significant amount of LAN shares in the form of LAN ADSs and LAN BDSs to the holders of TAM shares and TAM ADSs in exchange for their TAM shares or TAM ADSs, although the actual number of LAN shares issued will depend on the extent to which holders of such TAM shares and TAM ADSs elect to tender their TAM shares and/or TAM ADSs into the exchange offer and the number of vested stock options and other rights to acquire TAM shares that are exercised before the completion of the exchange offer and the mergers. If all holders of TAM shares and TAM ADSs, other than the TAM controlling shareholders, validly tender all of their TAM shares and/or TAM ADSs into, and do not withdraw them from, the exchange offer, the TAM controlling shareholders make and pay for the subscription of a number of shares of TEP Chile, which, when added to the shares of TEP Chile held by the TAM controlling shareholders at that time, would equal 100% of the shares of TEP Chile by contributing all of their TAM shares to TEP Chile, TEP Chile pays for the subscriptions of Sister Holdco shares and Holdco I shares by contributing to Holdco I and Sister Holdco all of the TAM shares contributed to it by the TAM controlling shareholders and no TAM shares (including those represented by TAM ADSs) or LAN shares (including those represented by LAN ADSs and LAN BDSs) are issued after the date of this offer to exchange/prospectus other than the LAN common shares to be issued pursuant to the exchange offer and the mergers which will be represented by LAN ADSs and LAN BDSs, then LAN will issue a total of 140,586,107 LAN common shares in connection with the exchange offer and the mergers and immediately after the effective time of the mergers, the issued and outstanding LAN shares (including those represented by LAN ADSs and LAN BDSs but excluding those reserved under stock option plans) will be owned approximately as follows: 13.61% of such LAN shares will be held by the TAM controlling shareholders, 15.46% of such LAN shares will be held by the holders of TAM shares and TAM ADSs other than the TAM controlling shareholders, 24.11% of such LAN shares will be held by the LAN controlling shareholders and 46.82% of such LAN shares will be held by the holders of LAN shares other than the LAN controlling shareholders. If there are substantial sales of the newly issued LAN shares shortly after the effective time of the mergers, this could adversely affect the market for, and the market price of, the LAN common shares, the LAN ADSs and the LAN BDSs.

Certain Brazilian Tax Consequences are Uncertain

Certain Brazilian tax consequences of your participation in the exchange offer are uncertain. While non-Brazilian holders that tender their TAM ADSs or TAM shares into the exchange offer through the US exchange agent and non-Brazilian holders that are QIBs who are not located in a tax haven jurisdiction that tender TAM shares into the Auction on Bovespa in exchange for LAN BDSs should not be subject to capital gains tax in Brazil there is a risk that the Brazilian tax authorities could seek to impose a tax on non-Brazilian holders for the capital gains recognized in such transactions. In general, the capital gains tax rate in Brazil is 15% if the non-Brazilian holder is not located in a tax haven jurisdiction and 25% if the non-Brazilian holder is located in a tax haven jurisdiction. The United States is not a tax haven jurisdiction.

Additionally, while tax should not apply to capital gain realized on the deposit of TAM shares with the custodian for the applicable TAM ADR program if the non-Brazilian holder is a 2,689 investor not located in a tax haven jurisdiction, there is no clear regulatory guidance on whether tax authorities may take the position that the tax benefits (i.e., exemption from capital gains tax available to 2,689 investors in connection with the disposition of securities on the Bovespa or an organized over-the-counter market regulated by the CVM) would not apply to the deposit of TAM shares in exchange for TAM ADSs. If the tax benefits available to 2,689 investors are not applicable to the deposit of TAM shares in exchange for the TAM ADSs, then such transaction would be subject to capital gains tax at the rate of 15% if the non-Brazilian holder is not located in a tax haven jurisdiction.

We urge you to read the discussion under “The Exchange Offer—Tax Consequences—Brazilian Tax Consequences” section of this offer to exchange/prospectus beginning on page 207 for a more detailed discussion of the Brazilian tax consequences of your participation in the exchange offer, and we also urge you to consult your own tax advisors concerning the tax consequences of the exchange offer with respect to the TAM shares and TAM ADSs and of the receipt, ownership, and disposition of LAN shares in light of your particular situation.

Certain Chilean Tax Consequences are Uncertain

The tax treatment to be afforded to the issuance and delivery of LAN ADSs (evidenced by LAN ADRs) and LAN BDSs (evidenced by LAN BDRs) under the terms set forth in the exchange offer is not settled. The issuance and delivery of LAN ADSs (evidenced by LAN ADRs) and LAN BDSs (evidenced by LAN BDRs) under the terms of the exchange offer has not yet been addressed in the regulations issued by the Central Bank of Chile or the SVS. Similarly, such a transaction is not regulated by the Chilean ITL or addressed in the rulings issued by the Chilean IRS on this matter. It is possible therefore that the Chilean IRS might assert a tax treatment that is different from the one that is described in “The Exchange Offer—Tax Consequences—Chilean Tax Consequences” section of this offer to exchange/prospectus beginning on page 212.

        We encourage you to read the discussion under the “The Exchange Offer—Tax Consequences—Chilean Tax Consequences” section of this offer to exchange/prospectus beginning on page 212 for a more detailed discussion of the Chiliean tax consequences of your participation in the exchange offer. We also encourage you to consult your own tax advisors concerning the tax consequences of the exchange offer with respect to the LAN ADSs (evidenced by LAN ADRs) and LAN BDSs (evidenced by LAN BDRs) in light of your particular situation.

If the exchange offer and the mergers are completed, the liquidity and market value of any TAM shares and TAM ADSs not acquired by Holdco II and LAN could be adversely affected

If a sufficient number of TAM shares and TAM ADSs are acquired in the exchange offer and the delisting condition is satisfied, TAM will be deregistered as a public company in Brazil and the TAM shares will be automatically delisted from Bovespa. If the TAM ADSs are no longer eligible for listing on the NYSE and the NYSE does not delist them, then TAM intends to request, as it is required to do so by the transaction agreements, that the TAM ADSs be delisted from the NYSE as soon as is reasonably practicable following the effective time of the mergers if permitted by the rules of the NYSE. If these delistings occur, the amount of publicly available information concerning TAM and its operations would be reduced and the liquidity of and markets for the TAM shares and TAM ADSs would be adversely affected. While the TAM shares and TAM ADSs might trade in over-the-counter markets, such markets may not develop and, even if they do, the extent of the public market and the availability of market quotations for these securities are likely to be significantly reduced and would depend upon the number and/or the aggregate market value of, and the interest of securities firms in maintaining a market for, these TAM securities. As a result of the foregoing, you should not assume that the TAM shares and TAM ADSs will continue to be listed on Bovespa and the NYSE, respectively, or that there will be a liquid and active trading market for such securities after completion of the exchange offer and the mergers.

Risks Relating to the Combination of LAN and TAM

LAN may be unable to fully realize the anticipated benefits of the proposed combination

After completion of the proposed combination, LAN will change its name to “LATAM Airlines Group S.A.” The proposed combination involves bringing together two large and complex businesses that currently operate as independent public companies. LAN will be required to devote significant management attention and resources to integrating certain aspects of the business practices and operations of LAN and TAM. The success of the proposed combination will depend, in part, on LAN’s ability to realize anticipated revenue synergies, cost savings and growth opportunities by combining the businesses of LAN and TAM. LAN hopes to generate synergies resulting from the consolidation of capabilities, rationalization of operations and headcount, greater efficiencies from increased scale and market integration, new product and service offerings and organic growth. There is a risk, however, that LAN may not be able to combine the businesses of LAN and TAM in a manner that permits LAN to realize these revenue synergies, cost savings and growth opportunities in the time, manner or amounts LAN currently expects or at all. Potential difficulties LAN may encounter as part of the integration process include, among other things:

•

the inability to successfully combine the businesses of LAN and TAM in a manner that permits LAN to achieve the full revenue synergies, cost savings and growth opportunities anticipated to result from the proposed combination;

•	complexities associated with managing the combined companies;

•	the need to implement, integrate and harmonize various business-specific operating procedures and systems, as well as the financial, accounting, information and other systems of LAN and TAM;

•	potential loss of key employees as a result of implementing the proposed combination;

•	the need to coordinate the existing products and customer bases of LAN and TAM; and

•

potential unknown liabilities and unforeseen increased expenses or delays associated with the exchange offer, the mergers and the other combination transactions, including one-time cash costs to complete and implement the proposed combination that may exceed the one-time cash costs that LAN currently anticipates.

In addition, LAN and TAM have operated and, until the completion of the exchange offer and the mergers, will continue to operate under their existing separate airline certificates. It is possible that the integration process could result in:

•	diversion of management’s attention from their normal areas of responsibility to address integration issues; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in its standards, controls, procedures and policies,

each of which could adversely affect each company’s ability to maintain good relationships with its customers, suppliers, employees and other constituencies, or to achieve the anticipated benefits of the proposed combination, and could increase costs or reduce each company’s earnings or otherwise adversely affect the businesses, financial condition, results of operations and/or prospects of the combined companies following the completion of the exchange offer and the mergers. Actual revenue synergies, cost savings, growth opportunities and efficiency and operational benefits that result from the proposed combination may be lower and may take a longer time to achieve than LAN currently expects.

The integration of two large companies also presents significant management challenges. In order to achieve the anticipated benefits of the proposed combination, the operations of the two companies will need to be reorganized and their resources will need to be combined in a timely and flexible manner. There can be no assurance that LAN will be able to implement these steps as anticipated or at all. If LAN fails to achieve the planned restructuring effectively within the time frame that is currently contemplated or to the extent that is currently planned, or if for any other reason the expected revenue synergies, cost savings and growth opportunities fail to materialize, the exchange offer, the mergers and the other combination transactions described in this offer to exchange/prospectus may not produce the benefits LAN currently anticipates.

LAN has and will continue to incur significant costs and expenses in connection with the proposed combination and integration of the business operations of LAN and TAM

LAN has incurred and will continue to incur substantial expenses in connection with the proposed combination and the integration of LAN and TAM. LAN incurred approximately US $15 million in non-recurring expenses in connection with the proposed combination in 2011 and expects to incur US $25 million in such expenses in 2012. Significant costs and expenses have been and are being incurred related to the exchange offer, the mergers and the other transactions discussed in this offer to exchange/prospectus. These costs and expenses include financial advisory, legal, accounting, consulting and other advisory fees and expenses, reorganization and restructuring costs, severance/employee benefit-related expenses, filing fees, printing expenses and other related charges. Some of these costs are payable by LAN and TAM depending on the nature of the expense and regardless of whether the proposed combination is completed. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the proposed combination. While both LAN and TAM have assumed that a certain level of expenses would be incurred in connection with these transactions, there are many factors beyond LAN’s and TAM’s control that could affect the total amount or the timing of the integration and implementation expenses.

There may also be additional unanticipated significant costs in connection with the proposed combination that LAN may not recoup. These costs and expenses could, particularly in the near term, exceed the savings that LAN expects to achieve from the elimination of duplicative expenses and the realization of economies of scale, other efficiencies and cost savings. Although LAN expects that these savings will offset these integration and implementation costs over time, this net benefit may not be achieved in the near term or at all.

In addition, TAM expects to prepay all amounts due on the debentures it issued in 2006 prior to the completion of the exchange offer and the mergers. In 2006, TAM became the first Brazilian airline to register a program for the issuance of debentures with the CVM. In August 2006, TAM offered R$500 million in principal amount of debentures pursuant to this program, of which R$166 million are still outstanding. The final maturity date of these debentures is August 2012. The terms of the debentures require TAM to prepay all amounts due on the debentures upon cancellation of the registration of TAM as a public company in Brazil with CVM, which cancellation will occur if the delisting condition is satisfied.

LAN will not control the voting shares or board of directors of TAM

After completion of the exchange offer, the mergers and the other transactions contemplated by the transaction agreements:

•	Holdco I will own 100% of the TAM common shares that were:

•	contributed by the TAM controlling shareholders, or

•	acquired pursuant to the exchange offer,

•	LAN will own 100% of the TAM preferred shares that were acquired pursuant to the exchange offer or contributed by the TAM controlling shareholders,

•	the TAM controlling shareholders will own at least 80% of the outstanding Holdco I voting shares and LAN will own no more than 20% of the outstanding Holdco I voting shares, and

•	LAN will own 100% of the outstanding Holdco I non-voting shares, which will entitle it to essentially all of the economic rights in respect of the TAM common shares held by Holdco I.

As a result of this ownership structure:

•

the TAM controlling shareholders will, by virtue of their control of the voting shares of Holdco I and the boards of directors of each of Holdco I, TAM and each airline subsidiary of TAM, retain voting and board control of TAM and each airline subsidiary of TAM; and

•

LAN, by virtue of its ownership of all of the non-voting shares of Holdco I and TAM preferred shares acquired pursuant to the exchange offer and the mergers, will be entitled to virtually all of the economic rights in TAM subject only to the rights of holders of any TAM shares not so acquired.

LAN, the TAM controlling shareholders and other parties have entered into shareholders agreements that establish agreements and restrictions relating to corporate governance in an attempt to balance LAN’s interests, as the owner of substantially all of the economic rights in TAM, and the TAM controlling shareholders, as the continuing controlling shareholders of TAM under Brazilian law, by prohibiting the taking of certain specified material corporate actions and decisions without prior supermajority approval of the shareholders and/or the board of directors of Holdco I or TAM. Supermajority approval of the board of directors of Holdco I or TAM, as the case may be, requires the affirmative vote of five out of six of the members of such board of directors. Supermajority approval of the shareholders of Holdco I requires the affirmative vote of the holders of shares representing at least 95% of the total number of Holdco I voting shares then issued and outstanding at a duly called meeting of the shareholders of Holdco I at which a quorum is present and acting throughout. Supermajority approval of the shareholders of TAM requires the affirmative vote of the holders of shares representing at least 85% of the total number of TAM common shares or TAM shares, as the case may be, then issued and outstanding at a duly called meeting of the shareholders of TAM at which a quorum is present and acting. However, no assurances can be given that LAN and the TAM controlling shareholders will be able to reach an agreement with respect to such supermajority voting or board matters in the future and if they do not, the businesses, financial condition, results of operations and prospects of the combined companies could be adversely affected. In addition, pursuant to these shareholder agreements, neither Holdco I, TAM nor TAM’s subsidiaries may take certain actions without the prior approval of a supermajority of the board of directors and/or the shareholders of Holdco I or TAM. As a result of these supermajority requirements, these actions will effectively require the prior approval of both LAN and TEP Chile (which will be wholly owned by the TAM controlling shareholders). Actions requiring supermajority approval by the board of directors of Holdco I or TAM include, among others, entering into acquisitions or business collaborations, amending or approving budgets, business plans, financial statements and accounting policies, incurring indebtedness, encumbering assets, entering into certain agreements, making certain investments, modifying rights or claims, entering into settlements, appointing executives, creating security interests, issuing, redeeming or repurchasing securities and voting on matters as a shareholder of subsidiaries of TAM. Actions requiring supermajority shareholder approval of Holdco I or TAM include, among others, certain changes to the by-laws of Holdco I, TAM or TAM’s subsidiaries or any dissolution/liquidation, corporate reorganization, payment of dividends, issuance of securities, disposal or encumbrance of certain assets, creation of securities interest or entering into guarantees and agreements with related parties. For a more detailed list of supermajority actions of the board and shareholders of Holdco I and TAM, see “Shareholders Agreements—Governance and Management of Holdco I and TAM—Supermajority Actions” section of this offer to exchange/prospectus beginning on page 261.

Chile may open its domestic aviation industry to foreign airlines without restrictions, which may change the competitive landscape of the domestic Chilean aviation sector

Chilean Domestic Unilateral Open Skies Rule may change the competitive landscape of the Domestic Chilean Aviation Sector. On January 18, 2012 the Secretary of Transportation and the Secretary of Economics of Chile announced steps towards unilaterally opening the Chilean domestic skies in the near term. This means that in the future it will be easier for foreign companies to freely operate in the Chilean territory.

Uncertainties associated with the proposed combination may cause a loss of management personnel and other key employees that could adversely affect LAN, TAM and/or the combined companies

The success of the proposed combination is dependent, in part, on the experience and industry knowledge of the senior management and other key employees of LAN and TAM and their ability to execute their business plans. In order to be successful, LAN, TAM and the combined companies must be able to retain senior management and other key employees and their ability to attract highly qualified personnel in the future. Current and prospective employees of LAN and TAM may experience uncertainty about their roles within LATAM following completion of the proposed combination, which may have an adverse effect on the ability of LAN, TAM or the combined companies to retain or attract senior management and other key employees. Competition for highly qualified personnel in the various localities and business segments in which LAN and TAM operate is intense. No assurances can be given that LAN and TAM or, after completion of the proposed combination, the combined companies will be able to retain or attract senior management and other key employees to the same extent that LAN and TAM have previously been able to do so.

The financial results of LATAM will be more exposed to currency exchange rate fluctuations as a result of the proposed combination and the resulting increase in the proportion of assets, liabilities and earnings that are denominated in currencies other than US dollars

LATAM will prepare and present its consolidated financial statements in US dollars. The proposed combination will significantly increase the proportion of LAN’s consolidated net assets, revenues and income in non-US dollar currencies, primarily Chilean pesos and Brazilian real. The consolidated financial condition and results of operations of LATAM will therefore be more sensitive to movements in exchange rates between the US dollar and other currencies. A depreciation of non-US dollar currencies relative to the US dollar could have an adverse impact on the financial condition, results of operations and prospects of LATAM.

LATAM’s future results will suffer if it cannot effectively manage its expanded operations following completion of the proposed combination

Following the completion of the proposed combination, the size of the business of the combined companies will be significantly larger and more complex than the current business of LAN or TAM. LAN’s future success will depend, in part, on LAN’s ability to manage this expanded business, which will pose substantial challenges for management, including those related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that LATAM will be successful or that it will realize the expected operating efficiencies, cost savings, revenue synergies and other benefits currently anticipated by LAN and TAM from the proposed combination.

The proposed combination could cause a downgrade of LAN’s credit ratings, which could have a negative effect on LAN’s business

TAM currently has a lower credit rating and is more leveraged than LAN. As a result of the proposed combination, LAN’s credit rating could be downgraded by one or more credit rating agencies, which could adversely affect the financial condition, results of operations and prospects of the combined companies. If LAN’s credit rating is downgraded, it could affect LAN’s ability to finance future fleet acquisitions and/or increase LAN’s financing costs.

It may take time to combine the frequent flyer programs of LAN and TAM

LAN and TAM each currently run their own frequent flyer programs. While LAN intends to integrate these programs so that passengers can use frequent flyer miles earned with either LAN or TAM interchangeably, there is no guarantee that this integration will be completed in the near term or at all. Even if the integration occurs, the successful integration of these programs will involve some time and expense. Until LAN effectively combines these programs, passengers may prefer the frequent flyer programs offered by other airlines.

LAN will have to withdraw from an existing airline alliance

LAN is currently a member of the OneWorld® airline alliance while TAM is a member of the Star Alliance airline alliance. Although LAN and TAM will continue operating under their existing separate operating certificates after the proposed combination, due to conditions imposed by the Chilean and Brazilian antitrust regulators, LAN and TAM may not participate in more than one airline alliance after the end of the 24-month period following completion of the proposed combination. LAN and TAM currently do not know to which airline alliance they will belong after the completion of the transactions contemplated in this offer to exchange/prospectus.

TDLC’s approval is required prior to LATAM executing, amending or maintaining certain codeshare agreements

As a result of the Decision of the TDLC approving the proposed combination, LATAM must obtain the prior approval of the TDLC in order to enter into, amend and/or maintain certain codeshare agreements outside the global airline alliance to which LATAM ultimately belongs. LATAM’s ability to adapt to changes in the marketplace may be adversely affected due to the time it may take to obtain approval of the TDLC for such actions and due to the ability of the TDLC to prevent LATAM from taking such actions, which could result in loss of connectivity to some of LATAM’s passengers in the corresponding routes.

SELECTED FINANCIAL DATA OF LAN

The following table presents selected historical consolidated financial data of LAN as of and for the years ended on December 31, 2011, 2010, 2009 and 2008. The selected historical consolidated financial information as of and for the years ended on December 31, 2011, 2010, 2009 and 2008 have been prepared in accordance with the International Financial Reporting Standards (which we refer to as “IFRS”) as issued by the International Accounting Standards Board (which we refer to as the “IASB”). The selected consolidated financial information as of and for the years ended on December 31, 2011, 2010, 2009 and 2008 have been derived from the audited consolidated financial statements of LAN included in the LAN 2011 Form 20-F, which is incorporated by reference into this offer to exchange/prospectus or in LAN’s other Annual Reports on Form 20-F previously filed with the SEC. These audited consolidated financial statements have been audited by LAN’s independent registered public accounting firm, PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, as indicated in its report on those financial statements, which is included in the LAN 2011 Form 20-F. The selected historical consolidated financial information as of and for the year ended December 31, 2011 has also been derived from the audited consolidated financial statements as of and for the year ended December 31, 2011, which are also included in this offer to exchange/prospectus. For more information about how to obtain copies of the LAN 2011 Form 20-F, see the “Where You Can Find More Information” section of this offer to exchange/prospectus beginning on page 16.

You should read the information below in conjunction with LAN’s audited consolidated financial statements and the notes thereto, as well as the “Presentation of Information” and “Operating and Financial Review and Prospects” sections in the LAN 2011 Form 20-F.

Selected Annual Financial Information as of December 31, 2011, 2010, 2009 and 2008 (1)(3)

	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
	(in US$ millions, except per share and capital stock data)
Statement of Income Data:
Revenue
Passenger	4,008.9	3,109.8	2,623.6	2,820.8
Cargo	1,576.5	1,280.7	895.6	1,319.4
Total Revenue	5,585.4	4,390.5	3,519.2	4,140.2
Cost of sales	(4,078.6)	(3,012.7)	(2,522.8)	(2,893.9)
Gross margin	1,506.8	1,377.8	996.4	1,246.3
Other income (2)	132.8	132.8	136.4	142.9
Distribution costs	(479.8)	(383.5)	(327.0)	(366.7)
Administrative expenses	(406)	(331.8)	(269.6)	(275.0)
Other expenses	(214.4)	(172.4)	(100.5)	(127.9)
Other (losses)/ gains (4)	(33.0)	5.4	(11.7)	(134.7)
Financial income	14.5	14.9	18.2	18.5
Financial costs	(139.1)	(155.3)	(153.1)	(125.5)
Equity accounted earnings	0.5	0.1	0.3	0.7
Foreign exchange gains/ (losses)	(0.3)	13.8	(11.2)	23.4
Result of indexation units	0.1	0.1	(0.6)	1.2
Income before income tax	382.4	502.0	277.5	403.4
Income tax	(61.8)	(81.1)	(44.5)	(65.1)
Net income for the period	320.6	420.9	233.0	338.3
Income attributable to the parent company’s equity holders	320.2	419.7	231.1	336.5
Income attributable to non-controlling interests	0.4	1.2	1.9	1.8
Net income for the period	320.6	420.9	233.0	338.3
Earnings per share
Basic earnings per share (US$) (5)	0.94335	1.23882	0.68221	0.99318
Diluted earnings per share (US$)	0.94260	1.23534	0.68221	0.99318

	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
	(in US$ millions, except per share and capital stock data)
Balance Sheet Data:
Cash, and cash equivalents	374.4	631.1	731.5	401.0
Other current assets in operation	964.3	896.5	666.6	665.8
Non-current assets and disposal groups held for sale	4.7	5.5	10.9	10.4
Total current assets	1,343.4	1,533.1	1,409.0	1,077.2
Property and equipment	5,928.0	4,948.4	4,196.6	3,966.1
Other non-current assets	377.3	304.4	166.4	153.6
Total non-current assets	6,305.3	5,252.8	4,363.0	4,119.7
Total assets	7,648.7	6,785.9	5,772.0	5,196.9
Total current liabilities	2,322.1	2,144.0	1,523.3	1,551.5
Total non-current liabilities	3,869.2	3,341.8	3,142.7	2,876.8
Total liabilities	6,191.3	5,485.8	4,666.0	4,428.3
Net equity attributable to the parent company’s equity holders	1,445.3	1,296.8	1,098.8	761.8
Minority interest	12.0	3.2	7.1	6.8
Total net equity	1,457.4	1,300.1	1,105.9	768.6

(1)	For more information on the subsidiaries included in the consolidation of LAN, see Note 1 to the audited consolidated financial statements included in the LAN 2011 Form 20-F and the audited consolidated financial statements as of and for the year ended December 31, 2011 included in this offer to exchange/prospectus.
(2)	Other income included in this Statement of Income Data is equivalent to the sum of income derived from duty-free operations, aircraft leasing, logistics and courier operations, customs and warehousing operations, tours and other miscellaneous income. For more information, see Note 30 to the audited consolidated financial statements included in the LAN 2011 Form 20-F and the audited consolidated financial statements as of and for the year ended December 31, 2011 included in this offer to exchange/prospectus.
(3)	The addition of the items may differ from the total amount due to rounding.
(4)	As of December 31, 2010 LAN recorded a US$14.1 million gain (pre-tax) due to the reversal of a portion of the provision related to the investigation in the cargo business carried out by the European Commission. This was as a result of the fine announced in November 2010, which was lower than the amount provided for. This reversal is recorded in Other gains/(losses). In 2011, at a non-operational level, LAN’s consolidated results were impacted by the settlement agreement totaling US$66.0 million related to the civil class action in the cargo business, partially offset by the US$44.5 million gain from the sale of Blue Express International Servicios de Transporte Limitada and Blue Express S.A. At this level there was also included a one-time charge of UF 116,091 (US$5.0 million) resulting from a settlement agreement with the Chilean airline PAL regarding the pending legal proceeding before the TDLC and their appeal before the Chilean Supreme Court in connection with the combination of LAN and TAM.
(5)	As of December 31, 2009 and 2010 LAN had 338,790,909 common shares outstanding, which was equivalent to 338,790,909 ADS. As of December 31, 2011 LAN had 340,319,431 common shares outstanding, which was equivalent to 340,319,431 ADSs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

You should read the following discussion of LAN’s financial condition and results of operations together with LAN’s audited consolidated financial statements and the accompanying notes beginning on page F-13 of the LAN 2011 Form 20-F.

The summary consolidated annual financial information as of December 31, 2009, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 has been prepared in accordance with IFRS and has been derived from LAN’s audited consolidated annual financial statements included in the LAN 2011 Form 20-F.

Overview

The principal and most distinctive aspect of LAN’s business model is the way in which it integrates its passenger and cargo activities. LAN’s sophisticated service-oriented approach to combining passenger and cargo traffic enables it to better utilize its aircraft, reduce its break-even load factors on passenger flights, and diversify its revenue streams. Furthermore, the geographically diversified nature of the passenger and cargo networks of LAN and its subsidiaries provide additional diversification in its operations and reduce exposure to any single market. These benefits have helped LAN maintain strong profitability and expand its operations consistently in recent years, despite volatile macroeconomic conditions and various external shocks that have affected the airline industry over the years.

Approximately 98% of LAN’s revenues are generated by its air transport activities. LAN generated the balance of its operating revenues from tour operator services, aircraft leases, on-board sales, third-party maintenance, ground handling, customs and storage brokerage operations and the divested courier unit which was sold in April 2011.

LAN’s operating environment in 2011 was marked by continued growth in both cargo and passenger operations compared with 2010, coupled with fuel price increases which impacted its operating costs and to a lesser extent influenced the increase in yields. LAN demonstrated its ability to manage higher fuel prices through its fuel surcharge policy and financial hedging strategy in addition to tactical capacity adjustments on certain routes. Additionally LAN’s operations were impacted by the volcanic ash cloud resulting from the eruption of the Puyehue volcano in the south of Chile that took place from the second quarter 2011 and appeared in a discontinuous manner throughout the remaining part of the year. Costs were also impacted by the consolidation of LAN’s Colombian operations starting in January 2011, and one-time costs related to the startup and turnaround of Aires’ operations, which generated an operating loss of US$51.7 million in 2011.

During 2011, growth in passenger demand was driven by growth in both domestic and international markets in the region. Latin America continues to show strong traffic growth on international and domestic routes, supported by robust economic conditions in LAN’s home markets. Similarly during this period, cargo demand in the region showed solid growth as a result of continued trade activity mainly supported by markets such as Brazil, in which currency appreciation has a positive impact on trade imports. While competition on both passenger and cargo routes has grown gradually since 2006, during this period the growth of import flows to Latin America continued. Weaker cargo markets globally have driven additional competition to South America, especially Brazil, and have also resulted in higher competitive activity within the region. On the other hand, export volumes in Chile have recovered, partly driven by the gradual resurgence of salmon exports. Changes in competitive conditions in specific markets still generate opportunities for LAN to expand. Certain factors outside of LAN’s control, such as fuel prices that have risen consistently since 2002, and reached historically record-high levels in mid-2008, have also generated significant cost pressures. During 2011, fuel prices again increased as compared to 2010.

LAN’s results for the period between 2010 and 2011 reflect LAN’s efforts in recent years to expand and diversify LAN’s revenue base while maintaining an efficient cost base. LAN has aimed to effectively respond to the opportunities and challenges presented by the expansion and diversification of its revenue base. This process included continuing the expansion of LAN’s domestic passenger operations in Chile, Peru, Argentina and Ecuador and starting passenger operations in Colombia through the purchase of Aires in November 2010. As a result, LAN has significantly increased its passenger capacity and redeployed its assets in response to specific opportunities. In the cargo business, LAN has adjusted its routes and its capacity mix to adapt to changing cargo flows and it has expanded cargo operations within the region and on long haul routes to take advantage of existing opportunities. LAN has also launched initiatives to enhance customer preference and increase efficiency. These initiatives have enabled LAN to maintain a solid market position and to develop new mechanisms to sustain high levels of profitability despite facing unprecedented high fuel prices during 2008, the negative effects of the global economic crisis during 2009, and natural disasters such as the earthquake and volcano eruption in Chile during 2010 and 2011, respectively. As a result, net income amounted to US$336.5 million in 2008, US$231.1 million in 2009, US$419.7 million in 2010 and US$320.2 million in 2011.

LAN’s operating results during 2011 evidenced its ability to leverage continued growth opportunities in both cargo and passenger markets, enhancing its leadership position in Latin America and reflecting LAN’s ability to face and mitigate impacts of adverse scenarios such as fuel price volatility and natural disasters. Based on LAN’s diversified, solid and flexible business model, as well as its consistent track record and solid balance sheet, LAN is continuously improving the its long-term strategic position by addressing opportunities, strengthening its market presence and increasing competitiveness.

Passenger Operations

In general, LAN’s passenger revenues are driven by international and country-specific political and economic conditions, competitive activity, the attractiveness of the destinations that it serves, and the capacity LAN allocates among its different routes.

Passenger demand has grown in the last years, driven by positive economic conditions in Latin America. Economic growth and improved customer confidence have led to an expansion in both business and leisure traffic to and from Latin America. Increased interest in travel into South America from Europe and the United States has been another factor positively impacting overall passenger traffic. As a consequence, passenger volumes in markets such as Chile, Peru, Argentina and Ecuador grew significantly between 2010 and 2011. LAN’s traffic growth during 2011, which reached 15.9%, was also based on a capacity expansion plan driven by the net delivery of eighteen new passenger aircraft during the year plus the incorporation of Colombian operations through the Aires acquisition, which contributed approximately 4.6% to LAN’s total capacity measured by ASKs.

Competitive activity on both LAN’s domestic and international passenger routes has also varied over the last several years. On LAN’s international routes, competition gradually increased as both incumbent and new competitors expanded their operations. Nevertheless, LAN has maintained its market share in most of its international markets since 2005 and has gradually increased its presence in the domestic markets of Chile and Argentina, as well as in international routes. LAN also initiated domestic operations in Ecuador in April 2009 and in Colombia, through the acquisition of Aires in November 2010. In December 2011, Aires was rebranded as LAN Colombia.

During 2011, the combined yield for the international and domestic passenger businesses increased 11.2%, reflecting the strong demand and increase in fuel surcharges, in line with the increase of West Texas Intermediate (“WTI”) prices and the crack spread. The growth rates in traffic and capacity in 2011 included inorganic growth resulting from the inclusion of LAN Colombia’s domestic and international operations, partially offset by the volcanic ash cloud that disrupted air traffic throughout the region.

During 2010, the combined yield for the international and domestic passenger businesses experienced a 6.7% increase, reflecting the recovery and growth in demand experienced in 2010 against 2009 when yields experienced a 16.0% decrease compared with 2008, as a result of the economic crisis that affected passenger demand for air flights in 2009 and a high comparison base in 2008 as fuel surcharges incorporated in the yields drove the increase in fuel prices during that year.

Overall, despite adverse and uncontrollable factors such as fuel price increases and natural disasters, market conditions in the passenger business provided LAN with opportunities to advance on its strategic development plans and expand its operations. LAN addressed these by taking advantage of its integrated business model, efficient operations, continued customer focus and flexible capacity management. Customer focus has provided a key tool to address competitive challenges as well as to successfully enter new markets.

LAN also took advantage of its flexibility to adapt capacity quickly in response to demand shocks or market opportunities. LAN actively manages its capacity by transferring capacity between routes or adding new aircraft when necessary. This enabled LAN to rapidly respond by adding capacity in the Peruvian domestic market during 2004 and supporting the launch of LAN Argentina’s domestic operations in 2005, as well as launching the latter’s international operations in October 2006, launching domestic operations in Ecuador in April 2009 and launching Colombian domestic operations in November 2010.

These opportunistic actions fit in with LAN’s long-term development strategy, which is aimed at consolidating LAN as the preferred carrier in South America. This plan incorporates the development of domestic, regional and intercontinental routes in the markets LAN serves. Continuous monitoring of demand trends and competitive activity has allowed LAN to identify opportunities and, as a consequence, additional capacity has also been allocated to operations in the South Pacific, Europe and the United States, as well as to specific regional routes. LAN also shifted capacity among its routes in order to better match seasonal patterns in flights to the United States and to other destinations. Further refinements to LAN’s itineraries were also implemented in order to improve connectivity between LAN’s operations and those of its partners.

During 2011, LAN experienced a significant operating impact due to the presence of volcanic ash resulting from the eruption of the Puyehue volcano in southern Chile during the month of June. The displacement of ashes periodically affected operations in Argentina, southern Chile and LAN’s South Pacific route to Australia and New Zealand. Although the volcanic activity has been reduced, it is highly unpredictable. LAN’s focus during this emergency was to maintain the safety of its operations, resulting in tactical cancellations on the affected routes based on available information. In addition, LAN’s commercial policies have focused on providing maximum flexibility for rescheduling flights, in order to avoid an impact on demand. Overall, LAN estimates a negative impact of US$36.6 million dollars as a result of decreased revenue, passenger compensations and higher fuel costs due to itinerary changes.

LAN’s flexibility and broad passenger network also allowed it to manage the negative impact of the catastrophic earthquake that struck Chile in February 2010, causing significant damage to the terminal building at the Santiago International Airport and affecting all air travel in and out of the country. With no alternative airport in the Santiago Metropolitan Region, commercial passenger operations were suspended for three days, and were re-launched on March 2, 2010 with provisional facilities. LAN operated with reduced capacity out of Santiago until the terminal building was fully operational on March 28, 2010. LAN estimates the net impact of decreased passenger operations due to the earthquake were approximately US$30 million in 2010. Cargo operations were not materially affected by the earthquake, nor were the passenger operations of LAN or its subsidiaries in Peru, Ecuador and Argentina.

LAN has also enhanced its regional network by selectively adding new destinations and launching new routes. Since 2004, LAN has been developing an intra-regional hub in Lima. LAN has launched several routes that enable it to effectively use Lima as a connecting point for passengers traveling between Mexico City, Bogotá, Caracas, Guayaquil, Quito, Buenos Aires, La Paz, Santa Cruz, São Paulo and Santiago de Chile. In 2007, LAN began direct service between Lima and Madrid; in 2008, it began service to Medellín, Colombia (with one stop in Quito); and in 2009, it began service from Lima to Cali via Quito and from Lima to Punta Cana, Cancun and Cordoba. Regarding long-haul operations, in July 2010, LAN Peru launched four weekly frequencies between Lima and San Francisco, with connections from São Paulo, Santiago and Buenos Aires. During the first half of 2010, LAN implemented various new passenger destinations. LAN plans to continue growing its operation in Lima by increasing the number of flight frequencies it operates on these routes, as it did during 2011 with Miami and Bogota, and also by adding new destinations.

On May 10, 2010, LAN Argentina launched three daily flights between Santiago and Aeroparque airport in Buenos Aires, and in June 2010 it launched services between Aeroparque and São Paulo, among others. In December 2011, LAN Argentina’s permits for regional flights from Aeroparque were cancelled by the Argentinean Aeronautical Authority, while the affected flight, Buenos Aires – Santiago, was reassigned to Ezeiza Airport.

In both the Chilean and Peruvian domestic markets, total domestic traffic increased during 2011, driven mainly by the positive macroeconomic scenarios in both markets and by attractive fare structures in line with the model for short-haul operations that LAN implemented in 2007.

Between 2005 and 2011, LAN Argentina increased the number of Argentine domestic destinations from six to fifteen and, based on internal estimates, LAN’s market share was approximately 30% as of December 2011.

By the end of 2008, Ecuador’s aeronautical authority, CNAC, granted LAN Ecuador permission to operate domestic flights within the country. These operations started in April 2009 with flights between the cities of Quito and Guayaquil. As of December 2011, LAN Ecuador was operating sixty-three flights a week between Guayaquil and Quito, one of the most heavily traveled routes in Latin America, as well as fourteen flights a week from Quito to Cuenca and seven flights a week from Guayaquil to Cuenca. In September 2010, LAN Ecuador launched regular service to the Galapagos Islands, offering a daily flight from both Quito and Guayaquil. Finally, in November 2011, LAN Ecuador incorporated two additional weekly flights to the airport of San Cristobal in the Galapagos Islands. LAN Ecuador had 25.6% market share in the domestic market of Ecuador as of December 2011.
Cargo Operations

LAN’s cargo operations depend on exports from and imports to South America and are, therefore, affected by economic conditions, foreign exchange rates, changes in international trade, the health of particular industries, competition and fuel prices (which LAN usually passes on to its customers through a cargo fuel surcharge). The relative size of inbound and outbound flows to a particular market or route is a key element in cargo operations as the unidirectional nature of freight flows requires airlines to create routes that combine origin-destination pairs that feature complementary freight flows. Changes in macroeconomic conditions may lead to major fluctuations in cargo flows to and from Latin America, therefore requiring continuous route and capacity adjustments.

The flexibility that this business model allows based on adaptation to changes in market trends was key for LAN’s operations in 2009 when the business was affected by the contraction of import and export markets in response to the global economic crisis. In addition, LAN Cargo saw a sharp drop in salmon exports from Chile as a result of an outbreak of the ISA virus. During 2009, LAN received two Boeing 777 freighters at a time when there was a decrease in demand in cargo operations. These aircraft were utilized to increase capacity, mainly on routes between South America and Europe. Not only did the incorporation of these cargo planes increase capacity, but it also helped the company expand its coverage beyond the region and strengthen its cargo services in Europe; LAN currently operates routes between Frankfurt and Brazil, Argentina and Chile, Ecuador and Colombia and Amsterdam and Frankfurt.

During 2009, LAN achieved an important step in regional expansion. Colombia is Latin America’s largest market for exports by air transport to the United States, exporting an estimated 167,000 tons annually. In March 2009, LAN Cargo launched LANCO, after successfully obtaining the necessary operational and technical certification. It launched its services with two latest-generation Boeing 767-300Fs, with a capacity for 54 tons of freight, connecting the cities of Bogotá and Medellin with Miami.

In addition, in March 2009, LAN’s cargo subsidiary in Brazil, ABSA, began operations in the country’s domestic market, with one flight daily—from Monday to Friday—between the cities of São Paulo and Manaus. On this route, ABSA operates an advanced-technology Boeing 767-300F with a capacity of 54 tons. This route accounts for a large part of Brazil’s airfreight traffic. Manaus is the country’s fourth largest city in terms of GDP, with a large number of companies, principally in the electronics sector, in its industrial pole. The special tax incentives offered by the Amazon capital of Manaus as part of efforts to promote the area’s development, make it an attractive alternative for exporter and importer clients. During 2010, LAN opened a route between São Paulo and Fortaleza and São Paulo and Recife. During 2011, LAN added a route between São Paulo, Belem and Manaus.

Regarding the cargo fleet, LAN expects delivery of two Boeing 777F freighter aircraft during the second half of 2012.

As the economy started to recover at the end of 2009, and continuing through 2010 and 2011, LAN was able to take advantage of the new capacity and growth opportunities in various markets; as a result, the cargo business played an important role in driving LAN’s revenue growth in 2010 and 2011.

Cargo traffic increased 11.3% between 2010 and 2011, from 3,245 million in cargo revenue ton kilometers in 2010 to 3,612 million cargo revenue ton kilometers in 2011. This improvement was positive compared to the 0.7% decrease experienced by the international air cargo industry. The Latin-American cargo segment experienced a 6.0% growth. LAN increased its capacity by approximately 12.2%, resulting in a 0.5 point decrease in its load factor to 69.6%. The increase in capacity was mainly driven by LAN’s incorporation of two new Boeing 767-300F freighters in December 2010 and January 2011 as well as by higher utilization of the freighter fleet. The new aircraft were assigned to boost growth in the Latin American, United States West Coast and Mexican markets. LAN Cargo transported 875 thousand tons of freight in 2011, an increase of 12.2% as compared to 2010.

In 2011, LAN’s cargo revenues rose 23.1% to US$1,577 million, representing 27.6% of LAN’s total annual revenues. The growth in revenues also reflects the 10.6% increase in cargo yields that year.

Cost Structure

LAN’s costs are generally driven by the size of its operations, fuel prices, fleet costs and exchange rates.

As an airline, LAN is subject to fluctuations in costs that are outside its control, particularly fuel prices and exchange rates. However, LAN manages part of its exposure to changes in fuel prices through a fuel-hedging policy and the use of pass-through mechanisms on both the passenger and cargo businesses. For more information see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Jet Fuel Prices” of the LAN 2011 Form 20-F. Personnel expenses are another significant component of LAN’s overall costs. Because a significant portion of LAN’s labor costs is denominated in pesos, appreciation of the peso against the dollar as well as increases in local inflation rates can result in increased costs in dollar terms and can negatively affect its results. However, this cost pressure is mitigated by the partial natural hedge between the currencies of denomination of LAN’s total operating revenues and expenses.

Commission to travel and cargo agents also constitute a significant cost to LAN. LAN competes with other airlines over the amount of commission it pays per sale, particularly in connection with special programs and marketing efforts, and to maintain competitive incentives with travel agents. In February 2007 LAN reduced commissions paid to agents in Chile for economy class ticket sales from 6% to 1%. Between 2007 and 2008, commissions were also reduced to 1% in Ecuador, Argentina and Peru.

Fleet-related expenses, namely aircraft rentals and depreciation, are another significant cost. These costs are mainly fixed and can be reduced on a per unit basis by achieving higher daily aircraft utilization rates.

During 2011, LAN’s operating costs increased 35.4%, mainly due to an increase of 37.2% in fuel prices which led to US$588.1 million in increased fuel expenses and contributed to an 18.0% increase in cost per ATK (a key industry metric). Excluding fuel costs, the increase in cost per ATK over this period was 10.6%. In addition, LAN recognized a US$39.9 million fuel hedge gain compared to a US$1.0 million fuel hedge gain in 2010.

In addition to higher expenditure on fuel, LAN paid higher wages and salaries due to both a higher average headcount that is inline with its operational expansion and the impact of the appreciation of Latin American currencies in 2011.

LAN has launched various efficiency-related initiatives aimed at reducing fuel consumption and increasingly incorporating efficient aircraft into the fleet.

Higher aircraft utilization has been an important source of improved efficiency. LAN’s long-haul passenger and cargo aircraft are used, on average, over 13.0 hours per day (Boeing 767-300 12.8 hrs per day and Airbus A340 14.2 hours per day). LAN’s utilization strategy in 2011 was mostly designed in concert with the addition of new routes to its network, which enabled LAN to leverage its human and physical assets for increased efficiency as well as increasing frequencies. In domestic operations LAN has also worked consistently to improve its cost structure. This process has included initiatives such as the modification of short-haul service standards, which were implemented in late 2005 and modified further in 2007 as a result of the new business model on domestic routes, enabling LAN to reduce passenger service expenses. The key elements of this new business model have been a reduction in sales and distribution costs through higher Internet penetration and reduced agency commission, a faster turnaround time, and increased self check-in service through web check-in and kiosks at airports.

In addition, during 2009 LAN implemented LEAN, a system for improving its processes by eliminating activities that do not add value to processes (thus increasing the value of each activity and suppressing those that are superfluous), thereby allowing it to reduce costs, and increase customer satisfaction. In addition, during 2011 LAN continued to install winglets on its Boeing 767 aircraft fleet, achieving fuel efficiencies of approximately 5% per aircraft. To mitigate the environmental impact of its operations LAN strives to operate in a sustainable manner by reducing its fuel consumption and related emissions.

Outlook

LAN’s long-term strategy is aimed at consolidating its position as the main passenger and cargo airline in South America. LAN will continue to expand its network by further developing its existing routes, adding new destinations, developing new alliances, and entering new markets. LAN expects its brand recognition and a continuous effort to improve service standards to drive increased customer preference, ultimately leading to strong market shares in the markets LAN serves. LAN’s product and service design is aimed at providing passengers and cargo customers with differentiated offerings that provide valuable solutions to the needs of each of LAN’s customer types. LAN also aims to have products and services that evolve together with changes in technology, market conditions and competitive actions. LAN plans to maintain a highly competitive cost structure by leveraging its cost-conscious culture, incorporating new technologies and practices, and by identifying and implementing adequate cost-reduction and efficiency-related initiatives. LAN believes that a focus on flexibility will enable it to adequately react to changing market conditions. Finally, a healthy financial structure will allow LAN to effectively fund its growth, enhance its strategic development and reinforce its customer appeal.

LAN’s results will be mainly determined by the expansion of its current network, the evolution of its market share in its main markets, its level of success in entering new markets, the continued implementation of new efficiency-related programs, the continued implementation of its business model for short-haul operations, and fuel price levels.

LAN plans to increase frequencies on long-haul flights out of Chile, Peru, Ecuador and Argentina, and eventually add new destinations in the United States and Europe. LAN plans to reinforce its regional network through the addition of new frequencies on its current routes and the addition of new destinations. LAN plans as a next step to expand international operations through LAN Colombia. As of February 29, 2012, LAN Colombia operates only one international route from El Dorado airport in Bogotá to Miami. LAN will also seek to enter into new alliances in both the passenger and cargo business, especially to build up its presence in new markets.

Competitive activity in key markets has increased gradually in recent years, and LAN expects it to continue doing so in the future. Nevertheless, LAN expects to maintain solid market shares based on offering attractive value propositions that combine broad international and domestic networks, a strong customer focus and a competitive cost base.

LAN is also working on increasing efficiency by streamlining its support processes, reducing commercial costs, and by continuing with the implementation of its new business model on short-haul operations. Further enhancements should arise from economies of scale, especially as solid growth in the passenger business accompanied by controlled fixed costs will serve to dilute LAN’s fixed costs base. In both the passenger and the cargo business, efficiencies are also expected to come from the replacement of older aircraft with new and more fuel-efficient Boeing 787 and Boeing 777 models and from efficiency-related initiatives such as installing winglets on the B767 fleet as well as continuing to adjust aircraft configuration to market demand.

LAN’s financial performance will also be highly dependent on jet fuel prices. These prices rose significantly until mid-2008, which led to a sharp rise in LAN’s fuel expenditures, but significantly declined in 2009. Presently, there is a trend towards increases in jet fuel prices because of the increased demand caused by the 2010 recovery in the global economy coupled with geopolitical conflicts that affected global fuel supply in the last year. Although LAN has implemented a number of strategies to mitigate the impact of the volatility of fuel prices, including financial hedging, the use of fuel surcharges, and tactical reduction of capacity, it is unlikely that LAN will be able to fully protect itself against the volatility of fuel costs.

Overall, LAN believes that these initiatives will enable it to successfully respond to growth opportunities, maintain a solid competitive position, and enhance its distinct cost performance.

Results of Operation

The following table sets forth certain income statement data for LAN.

	Year Ended December 31,
	2011	2010	2009	2011	2010	2009	11/10	10/09
	(in US$ millions, except per share and capital stock data)			As a percentage of total operating revenues			% change
Consolidated Results of Income by Function
Operating revenues
Passenger	4,008.9	3,109.8	2,623.6	71.8	70.8	74.6	28.9	18.5
Cargo	1,576.5	1,280.7	895.6	28.2	29.2	25.4	23.1	43.0

Total operating revenues	5,585.4	4,390.5	3,519.2	100.0	100.0	100.0	27.2	24.8

Cost of sales	(4,078.6)	(3,012.7)	(2,522.8)	(73.0)	(68.6)	(71.7)	35.4	19.4
Gross margin	1,506.8	1,377.8	996.4	27.0	31.4	28.3	9.4	38.3
Other operating income	132.8	132.8	136.4	2.4	3.0	3.9	0.0	(2.6)
Distribution costs	(479.8)	(383.5)	(327.0)	(8.6)	(8.7)	(9.3)	25.1	17.3
Administrative expenses	(405.7)	(331.8)	(269.6)	(7.3)	(7.6)	(7.7)	22.3	23.1
Other operating expenses	(214.4)	(172.4)	(100.5)	(3.8)	(3.9)	(2.9)	24.4	71.5
Financial Income	14.5	14.9	18.2	0.3	(0.3)	(0.5)	(2.7)	(18.1)
Financial costs (from non-financial activities)	(139.1)	(155.3)	(153.1)	(2.5)	(3.5)	(4.4)	(10.4)	1.4
Earning on investments (equity method)	0.5	0.1	0.3	0.0	0.0	0.0	400.0	(66.7)
Exchange rate differences	(0.3)	13.8	(11.2)	0.0	0.3	(0.3)	(102.2)	(223.2)
Result of indexation units	0.1	0.1	(0.6)	0.0	0.0	0.0	0.0	(116.7)
Negative goodwill	—	—	—	—	0.0	0.0	—	—
Other net earnings (losses)	(33.0)	5.4	(11.7)	(0.6)	1.0	(0.3)	(711.1)	146.2

Income before income taxes	382.4	502.0	277.5	6.8	11.4	7.9	(23.8)	80.9
Income tax	(61.8)	(81.1)	(44.5)	(1.1)	(1.8)	(1.3)	(23.8)	82.2

Net income for the period	320.6	420.9	233.0	5.7	9.6	6.6	(23.8)	80.6

Income for the period attributable to the parent company’s equity holders	320.2	419.7	231.1	5.7	9.6	6.6	(23.7)	81.6
Income for the period attributable to non-controlling interest	0.4	1.2	1.9	0.0	0.1	0.1	(66.7)	(36.8)
Net income for the period	320.6	420.9	233.0	5.7	9.6	6.6	(23.8)	80.6

Earnings per share
Basic earnings per share (US$)	0.9434	1.2388	0.6822
Diluted earnings per share (US$)	0.9426	1.2353	0.6822

Year ended December 31, 2011 compared to year ended December 31, 2010

Net Income

Net income for the period decreased 23.8% from US$420.9 million in 2010 to US$320.6 million in 2011. Net income attributable to the parent company’s equity holders decreased 23.7% from US$419.7 million in 2010 to US$320.2 million in 2011, mainly due to the impact of the startup of LAN’s operations in Colombia and the volcanic ash cloud that disrupted air traffic throughout the region, which amounted to approximately US$51.7 million and US$36.6 million, respectively, as well as 34.2% higher fuel prices, a portion of which was not recovered via the fuel surcharge mechanism.

The revenue increase during 2011 continues to reflect solid demand trends in both passenger and cargo operations. Passenger and cargo revenues accounted for 71.8% and 28.2% of total operating revenues, respectively. Passenger yields increased mainly as a result of an increase in fuel surcharges, in line with the increase of WTI prices and the crack spread.

Passenger traffic and capacity in 2011 included LAN Colombia’s domestic and international operations. Capacity increases focused mainly on domestic routes within Chile, regional routes within Latin America, and long-haul routes to the United States. This expansion was partially offset by decreased capacity on long haul routes to Europe as a result of itinerary changes implemented in 2011, mainly the cancellation of the route between Madrid and Paris in July 2011.

Operating costs increased mainly due to higher fuel costs of US$588.1 million, reflecting increased consumption of 12.2%, a 34.2% increase after hedges in fuel prices, higher wages and salaries driven by the appreciation of Latin America currencies, and higher headcount resulting from the consolidation of Aires.

Operating Revenues

Operating revenues in 2011 totaled US$5,585.4 million, a 27.2% increase as compared to total operating revenues of US$4,390.5 million in 2010. LAN’s consolidated passenger revenues increased 28.9% to US$4,008.9 million in 2011 from US$3,109.8 million in 2010, due to a 11.2% increase in yields (from US¢9.4 to US¢10.4), and passenger load factors, which increased from 78.3% in 2010 to 79.8% in 2011 as the 15.9% increase in traffic outpaced the 13.7% capacity increase. Overall, revenues per ASK increased 13.4%. Traffic grew as a result of a 23.7% increase in domestic traffic (including domestic operations by LAN and its affiliates in Chile, Argentina, Peru and Ecuador), and a 12.6% increase in international traffic. International traffic accounted for approximately 68.1% of LAN’s total passenger traffic during 2011. At system level, yields increased 11.9% as a result of solid demand trends in both passenger and cargo operations that were also affected by fuel surcharges.

Domestic passenger revenues in Chile, Peru, Argentina, Ecuador and Colombia, which accounted for approximately 39% of LAN’s total passenger revenues in 2011 as compared to approximately 35% in 2010, increased 42.2% to US$1,554.4 million in 2011 from US$1,093.0 million in 2010. Domestic passenger traffic (as measured in revenue per kilometer (which we refer to as “RPKs”)) increased 23.7%, while domestic passenger capacity (as measured in available seat kilometers (which we refer to as “ASKs”)) increased 23.5%, resulting in an increase in load factor from 77.7% in 2010 to 77.8% in 2011. Domestic passenger yield increased 17.6% from US¢10.8 in 2010 to US¢12.7 in 2011, mainly due to strong increases in traffic and, to a lesser extent, fuel surcharges.

International passenger revenues, which accounted for approximately 61% of total passenger revenues in 2011 as compared to approximately 65% of passenger revenues in 2010, increased 21.7% to US$2,454.4 million in 2011 from US$2,016.9 million in 2010. International passenger traffic (as measured in RPKs) increased 12.6%, while passenger capacity (as measured in ASKs) increased 9.4% in 2011, resulting in an improvement in load factor from 78.5% in 2010 to 80.8% in 2011. Total international passenger yield (based on RPKs) increased 8.1% to US¢9.4 in 2011 from US¢8.7 in 2010, driven by the inclusion of fuel surcharges and solid demand.

Cargo revenues increased 23.1%, to US$1,576.5 million in 2011 from US$1,280.7 million in 2010, mainly driven by a 10.4% increase in yields (US¢43.6 in 2011 from US¢39.5 in 2010), and coupled with an 11.5% increase in traffic. In 2011, cargo traffic was driven by solid demand in the region, reflected in growth in Latin American cargo markets, as well as improved revenue management practices and itinerary optimization. On the other hand, capacity increased 12.4% during 2011. As a consequence, load factors decreased from 70.1% in 2010 to 69.6% in 2011, while revenues per ATK increased 9.5% as compared to 2010.

Cost of Sales

Cost of sales in 2011 totaled US$4,078.6 million, representing a 35.4 % increase as compared to cost of sales of US$3,012.7 million in 2010. As a percentage of total revenues, cost of sales increased from 68.6% in 2010 to 73.0 % in 2011, mainly as a result of higher fuel prices compared to 2010 and higher costs related to the consolidation of LAN’s Colombian operations.

The increase in cost of sales was driven by higher aircraft fuel expenses, which totaled US$1,750.1 million in 2011, a 50.6% increase as compared to aircraft fuel expenses of US$1,161.9 million in 2010. Fuel expenses increased mainly due to a 37.2% increase in unhedged jet fuel prices (34.2% in the hedged price), coupled with a 12.2% increase in consumption. However, LAN recognized a US$39.9 million fuel hedge gain, compared to a US$1.0 million fuel hedge gain in 2010, resulting in a 34.2% increase in fuel prices after hedges.

Fuel costs comprise the single largest category of LAN’s operating expenses. Over the last few years, LAN’s fuel consumption and operating expenses have increased due to the significant growth in its operations and to the increase in fuel prices as a result of economic and political factors. In 2011, the foregoing trend was affected by geopolitical instability in the Middle East and the total fuel costs represented 33.8% of LAN’s total operating expenses. The into-wing (fuel price plus taxes and transportation costs) 2011 average final price was US$3.11 per gallon, representing a 34.2% increase from the 2010 average.

Depreciation and amortization increased 17.8% mainly due to the incorporation in 2011 under property, plant and equipment of four new Airbus A319s, nine new Airbus A320s, and three Boeing 767-300s and the incorporation of additional aircrafts under operating leases. Depreciation and amortization amounted to US$396.5 million in 2011, compared to US$336.5 million in 2010.

Aircraft maintenance expenses increased by 51.2%, from US$120.7 million in 2010 to US$182.4 million in 2011, mainly due to the incorporation of the LAN Colombia fleet and the delivery of four Airbus A319 and 13 Airbus A320 passenger aircraft, three Boeing 767-300 passenger aircraft and one Boeing 767-300F freighter. The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

Aircraft rentals increased 76.7% due to the incorporation of LAN Colombia’s fleet, consisting of nine Boeing 737-700s, 10 Dash 8-200s and four Dash 8-Q400s. Additionally, this increase considered the incorporation in 2011 of six leased Airbus A320s and one leased Boeing 767-300F freighter. Aircraft rentals amounted to US$174.2 million in 2011, compared to US$98.6 million in 2010.

Passenger service expenses totaled US$136.0 million in 2011 compared to US$114.2 million in 2010. This represented a 19.1% increase that was driven by a 30.6% increase in the number of passengers transported during the year, as well as higher compensation paid to passengers during this period.

As a result of the above, gross margin increased 9.4% from US$1,377.8 million in 2010 to US$1,506.8 million in 2011.

Other operating income remained stable at US$132.8 million in 2010 and 2011, where growth in revenues from tours and travel services, duty free sales and maintenance services were offset by the exclusion of revenues from Blue Express International Servicios de Transporte Limitada and Blue Express S.A (which we refer to as “Blue Express”), LAN’s logistic and courier subsidiary that was sold in early April 2011.

Interest income decreased by 2.7% to US$14.5 million in 2011 from US$14.9 million in 2010, due to a lower average cash balance during the period.

Distribution costs increased 25.1% from US$383.5 million in 2010 to US$479.8 million in 2011. This increase was caused by higher overall commissions to agents (related to both passenger and cargo sales), which increased 20.7% to US$209.3 million in 2011 from US$173.4 million in 2010, and by a. 27.2% increase in traffic revenues (passenger and cargo), partially offset by a 0.2 point reduction in average commissions. This reduction was mainly related to lower commissions in the cargo business.

Administrative expenses increased 22.3% from US$331.8 million in 2010 to US$405.7 million in 2011 due to the higher wages of administrative personnel and higher asset (non-aircraft) depreciation, as a result of additions in 2010 and 2011.

Other operating expenses increased 24.4% from US$172.4 million in 2010 to US$214.4 million in 2011, as a result of higher sales costs, advertising and marketing expenses and costs related to tours and travel services.

Financial costs (from non-financial activities) decreased by 10.4% to US$139.1 million in 2011 from US$155.3 million in 2010 due to the fact that higher average long-term debt related to fleet financing was offset by the recognition of interest related to the financing of pre-delivery payments (which we refer to as “PDPs”), in line with the accounting policy regarding these payments (IFRS).

Exchange rate differences decreased from a gain of US$13.8 million in 2010 to an expense of US$0.3 million in 2011. The 2010 amount was a result of a recognized US$5.4 million gain that mainly stemmed from foreign exchange variations during the period; part of the exchange gain was a result of remittances from LAN’s operations in Venezuela. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Variation in Foreign Currency Exchange Rates” in the LAN 2011 Form 20-F for a discussion of LAN’s hedging program for currency fluctuations. On December 31, 2011, LAN held US$25.9 million in assets located in Venezuela, of which over 92.0% constituted cash equivalents. On a consolidated basis, LAN’s assets related to its operations in Venezuela represented 0.4% of the total assets of LAN. For the year 2011, operating revenues of the Venezuelan regional office represented 1.2% of LAN’s consolidated revenues. In Venezuela, effective 2003, the authorities decreed that all remittances abroad should be approved by the Currency Management Commission (CADIVI). Despite having free availability of Bolívars in Venezuela, LAN has certain restrictions for freely remitting these funds outside Venezuela. Since January 2010, the exchange rate for Venezuelan Bolívars (VEF) is fixed at 4.3 VEF/US$. LAN’s operations in Venezuela are carried out through an agency that, from an accounting perspective, is considered an extension of LAN. Therefore, the functional currency (as defined below) is the US dollar and hyperinflationary accounting is not required.

As of December 31, 2010 LAN recorded a US$14.1 million gain (pre-tax) due to the reversal of a portion of the provision related to the investigation in the cargo business carried out by the European Commission. This was as a result of the fine announced in November 2010, which was lower than the amount provided for. This reversal is recorded in Other gains/(losses). (See “Item 4. Information on the Company—Business Overview—Cargo Operations—Cargo-Related Investigations” in the LAN 2011 Form 20-F).

Under other net earnings (losses), LAN recorded a US$33.0 million loss, reflecting the US$66 million charge related to the civil class action in the cargo business, partially offset by the US$45 million gain from the sale of Blue Express. This loss also included a one-time charge of UF 116,091 (US$5.0 million) resulting from a settlement agreement with Chilean airline PAL regarding the pending legal proceeding before the TDLC and their appeal before the Chilean Supreme Court in connection with the merger process between LAN and TAM.

Income tax expenses decreased by 23.8%, amounting to US$61.8 million in 2011 as compared to US$81.1 million in 2010. This decrease was primarily the result of a 23.8% decrease in pre-tax income. For more information, see “—Critical Accounting Policies—Deferred Taxes” below and Note 19 to LAN’s audited consolidated financial statements.

Year ended December 31, 2010 compared to year ended December 31, 2009

Net Income

Net income for the period increased 80.6% from US$233.0 million in 2009 to US$420.9 million in 2010. Net income attributable to the parent company’s equity holders increased 81.6% from US$231.1 million in 2009 to US$419.7 million in 2010.

The revenue increase during 2010 was driven by the recovery of the world economy and the strong capacity expansion in both the passenger and cargo businesses. In addition, traffic increased strongly, driving yields and load factors higher.

Operating costs increased mainly due to higher fuel prices, higher wages and salaries driven by the appreciation of Latin America currencies, as well as higher costs related to ACMI leases in the cargo business.

Operating Revenues

Operating revenues in 2010 totaled US$4,390.5 million, a 24.8% increase as compared to total operating revenues of US$3,519.2 million in 2009. LAN’s consolidated passenger revenues increased 18,5% to US$3,109.8 million in 2010 from US$2,623.6 million in 2009, due to a 6.7% increase in yields (from US¢8.8 to US¢9.4), and passenger load factors, which increased from 76.9% in 2009 to 78.3% in 2010 as the 11.1% increase in traffic outpaced the 9.2% capacity increase. Overall, revenues per ASK increased 8.5%. Traffic grew as a result of a 10.5% increase in domestic traffic (including domestic operations by LAN and its affiliates in Chile, Argentina, Peru and Ecuador), and an 11.3% increase in international traffic. International traffic accounted for approximately 70% of LAN’s total passenger traffic during 2010. Yields increased 6.7% as a result of a stronger demand environment driven by world economy recovery during the year.

Domestic passenger revenues in Chile, Peru, Argentina and Ecuador, which accounted for approximately 35% of LAN’s total passenger revenues in 2010 as compared to approximately 36% in 2009, increased 14.8% to US$1,092.9 million in 2010 from US$951.6 million in 2009. Domestic passenger traffic (as measured in RPKs) increased 10.5%, while domestic passenger capacity (as measured in ASKs) increased 6.6%, resulting in an increase in load factor from 74.9% in 2009 to 77.7% in 2010. Domestic passenger yield increased 4.0% from US¢10.4 in 2009 to US¢10.8 in 2010, mainly due to strong increases in traffic.

International passenger revenues, which accounted for approximately 65% of total passenger revenues in 2010 as compared to approximately 64% of passenger revenues in 2009, increased 20.6% to US$2,016.9 million in 2010 from US$1,672.0 million in 2009. International passenger traffic (as measured in RPKs) increased 11.3%, while passenger capacity (as measured in ASKs) increased 10.4% in 2010, resulting in an improvement in load factor from 77.8% in 2009 to 78.5% in 2010. Total international passenger yield (based on RPKs) increased 8.5% to US¢8.7 in 2010 from US¢8.0 in 2009, driven by strong world economic recovery.

Cargo revenues increased 43.0%, to US$1,280.7 million in 2010 from US$895.6 million in 2009, mainly driven by a 15.8% increase in yields (US¢39.5 in 2010 from US¢34.1 in 2009), and coupled with a 23.5% increase in traffic. In 2010, cargo traffic was driven by a strong recovery and growth in the global cargo markets, as well as better revenue management practices capacity increased 20.3% during 2010. As a consequence, load factors increased from 68.3% in 2009 to 70.1% in 2010. Revenues per ATK also increased 18.9% as compared to 2009.

Cost of Sales

Cost of sales in 2010 totaled US$3,012.7 million, representing a 19.4% increase as compared to cost of sales of US$2,522.8 million in 2009. As a percentage of total revenues, cost of sales decreased from 71.7% in 2009 to 68.6% in 2010, as a result of higher traffic and yields compared to 2009.

The increase in cost of sales was driven by higher aircraft fuel expenses, which totaled US$1,161.9 million in 2010, a 21.1% increase as compared to aircraft fuel expenses of US$959.6 million in 2009. Fuel expenses increased 21.1% mainly due to a 26.4% increase in unhedged jet fuel prices (9.4% in the hedged price), coupled with a 10.7% increase in consumption. However, LAN recognized a US$1.0 million fuel hedge gain, compared to a US$128.7 million fuel hedge loss in 2009.

In addition, LAN recorded higher ACMI leases in the cargo business due to the expansion in the cargo business. Depreciation expenses increased mainly due to the incorporation of one new Boeing 767-300 passenger aircraft in February 2010 and eight new Airbus A320 aircraft between July and December 2010. Depreciation and amortization amounted to US$336.5 million in 2010, compared to US$304.1 million in 2009. For further information on depreciation policies, please refer to “Critical Accounting Policies” below, and Note 2 to LAN’s audited consolidated financial statements.

Aircraft maintenance expenses decreased by 0.3%, from US$121.0 million in 2009 to US$120.6 million in 2010, due to lower maintenance payments to third parties, which offset the effects of a larger fleet. Aircraft rental expenses increased mainly due to an increase in the average rental cost due to the delivery of two leased Boeing 777 freighters in April and May 2009, two leased Airbus A320s in September 2010 and two leased Boeing 767-300 freighters in November and December 2010. Aircraft rentals amounted to US$98.6 million in 2010, compared to US$83.7 million in 2009. Wages and benefits expenses increased mainly because of a higher average headcount, which is inline with LAN’s operational expansion, an appreciation of Latin American currencies, and an increase in variable bonus payments, which were in line with higher profits obtained in 2010.

Passenger service expenses totaled US$114.2 million in 2010 compared to US$92.8 million in 2009. This represented a 23.1% increase that was driven by a 12.3% increase in the number of passengers transported during the year, as well as higher compensation paid to passengers during this period.

As a result of the above, gross margin increased 38.3% from US$996.4 million in 2009 to US$1,377.8 million in 2010.

Other operating income decreased by 2.6% to US$132.8 million in 2010 from US$136.4 million in 2009, mainly because of a decrease in tour and travel services and lower revenues from aircraft leases, which were partially offset by higher revenues from storage and custom services to third parties. Interest income decreased by 18.1% to US$14.9 million in 2010 from US$18.2 million in 2009, mainly due to lower average interest rates.

Distribution costs increased 17.3% from US$327.0 million in 2009 to US$383.5 million in 2010. This increase was caused by higher overall commissions to agents (related to both passenger and cargo sales), which increased by 20.5% to US$173.4 million in 2010 from US$143.9 million in 2009, and by a 24.8% increase in traffic revenues (for both passenger and cargo revenues); this increase was partially offset by a 0.1 point reduction in the average commission paid. This reduction was mainly related to a decrease in the commission rate paid to agents in the passenger business.

Administrative expenses increased 23.1% from US$269.6 million in 2009 to US$331.8 million in 2010 due to the higher wages of administrative personnel and higher asset (non aircraft) depreciation, as a result of additions in 2009 and 2010.

Other operating expenses increased 71.5% from US$100.5 million in 2009 to US$172.4 million in 2010, as a result of higher sales costs, advertising and marketing expenses and costs related to tours and travel services.

Financial costs (from non-financial activities) increased by 1.4% to US$155.3 million in 2010 from US$153.1 million in 2009 due to higher debt related to fleet financing, but was partially offset by lower average interest rates.

Exchange rate differences increased from an expense of US$11.2 million in 2009 to a gain of US$13.8 million in 2010 partly as a result of a US$4.8 million gain that was due to foreign exchange variations related to cash accounts during the period. Part of these gains were related to remittances from LAN’s operations in Venezuela. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Variation in Foreign Currency Exchange Rates” of the LAN 2011 Form 20-F for a discussion of LAN’s hedging program for currency fluctuations. During 2009, the devaluation of the Venezuelan currency impacted LAN’s operations in that country and LAN recognized a US$28.0 million charge related to it.

On December 31, 2010, LAN held US$36.0 million in assets located in Venezuela, of which over 74.0% constituted cash equivalents. On a consolidated basis, LAN’s assets related to its operations in Venezuela represented less than 0.5% of the total assets of LAN. For the year 2010, operating revenues of the Venezuelan regional office represented 1.7% of LAN’s consolidated revenues. LAN’s operations in Venezuela are carried out through an agency that, from an accounting perspective, is considered an extension of LAN. Therefore, the functional currency is the US dollar and hyperinflationary accounting is not required.

As of December 31, 2010 LAN recorded a US$14.1 million gain (pre-tax) due to the reversal of a portion of the provision related to the investigation in the cargo business carried out by the European Commission. This was as a result of the fine announced in November 2010, which was lower than the amount provided for. This reversal is recorded in Other gains/(losses). See “Item 4. Information on the Company—Business of the Company—Cargo Operations—Cargo-Related Investigations” in the LAN 2011 Form 20-F.

Income tax expenses increased by 82.2%, amounting to US$81.1 million in 2010 as compared to US$44.5 million in 2009. This increase was primarily the result of an 80.9% increase in pre-tax income, coupled with a 0.1% increase in the average tax rate (currently 16.2%) in 2010. For more information, see “—Critical Accounting Policies—Deferred Taxes” below and Note 19 to LAN’s audited consolidated financial statements.

U.S. Dollar Presentation and Price-Level Adjustments

General

Foreign currency transactions

Presentation and functional currencies

The items included in the financial statements of each of LAN and its consolidated subsidiaries are valued using the currency of the main economic environment in which the entity operates (which we refer to as the “functional currency”). The functional currency of LAN is the US dollar, which is also the currency of presentation of the audited consolidated financial statements of LAN and its subsidiaries.

Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation, at the closing exchange rates, of the monetary assets and liabilities denominated in foreign currency, are shown in the consolidated statement of income.

Group entities

The results and financial position of all the LAN entities (none of which utilizes the currency of a hyper-inflationary economy) that have a functional currency other than the currency of presentation are translated to the currency of presentation as follows:

•	assets and liabilities of each consolidated statement of financial position are translated at the closing exchange rate on the date of the consolidated statement of financial position;

•	the revenues and expenses of each results account are translated at monthly average rates; and

•	all the resultant exchange differences are shown as a separate component in net equity.

For consolidation purposes, exchange differences arising from the translation of a net investment in foreign entities (or in local entities with a functional currency different to that of the parent), and of loans and other foreign currency instruments designated as hedges for such investments, are recorded within net equity. When the investment is sold, these exchange differences are shown in the consolidated statement of income as part of the loss or gain on the sale.

Adjustments to the goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the period-end exchange rate.

Effects of Exchange Rate Fluctuations

LAN’s functional currency is the US dollar in terms of the pricing of LAN’s products, composition of LAN’s balance sheet and effects on LAN’s results of operations. Most of LAN’s revenues (78% in 2011) are in US dollars or in prices pegged to the US dollar and a substantial portion of LAN’s expenses (53% in 2011) is denominated in dollars or pegged to the US dollar, particularly fuel costs, landing and over flight fees, aircraft rentals, insurance and aircraft components and supplies. Almost all of LAN’s liabilities are denominated in US dollars (93% as of December 31, 2011), including bank loans, air traffic liabilities, and certain amounts payable to LAN’s suppliers. As of December 31, 2011, 91% of LAN’s assets were denominated in US dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of LAN’s commitments, including operating leases and purchase commitments for aircraft, are denominated in US dollars.

Although LAN generally maintains its international passenger fares and cargo prices in US dollars or at prices pegged to the US dollar, it is exposed to foreign exchange losses and gains due to exchange rate fluctuations. LAN recorded a net foreign exchange profit of US$13.8 million in 2010 and a net foreign exchange loss of US$0.3 million in 2011, which are set forth in LAN’s consolidated statement of income under “Exchange rates differences.” For more information, see Notes 2.3(a) and 31 to LAN’s audited consolidated financial statements. The profit incurred in 2010 was mainly related to the appreciation of the Latin American currencies against the US dollar.

IFRS/Non-IFRS Reconciliation

LAN uses “Cost per ATK” and “Cost per ATK excluding fuel price variations” in analyzing operating costs on a per unit basis. “ATKs” (available ton kilometers) measure the number of tons of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown. To obtain LAN’s unit costs, which are used by its management in the analysis of its results, LAN divides its “total costs” by its total ATKs. “Total costs” are calculated by starting with operating costs as defined under IFRS and making certain adjustments for interest costs and other revenues. The cost component is further adjusted to obtain “costs per ATKs excluding fuel price variations,” in order to remove the impact of changes in fuel prices for the year. “Cost per ATK” and “Cost per ATK excluding fuel price variations” do not have a standardized meaning, and as such may not be comparable to similarly titled measures provided by other companies. These metrics should not be considered in isolation or as a substitute for operating costs or as indicators of performance or cash flows as a measure of liquidity.

The table below reconciles operating costs as defined by IFRS to costs used in the calculation of “Cost per ATK” and “Cost per ATK excluding fuel price variations.”

	2011	2010	2009
Cost per ATK
Operating cost (US$ thousands)	5,178,554	3,900,474	3,219,813
+ Interest expense (US$ thousands)	139,077	155,279	153,109
– Interest income (US$ thousands)	14,453	14,946	18,183
– Other operating income (US$ thousands)	132,804	132,826	136,351
ATK operating costs	5,170,374	3,907,981	3,218,388

Divided by system’s ATKs (thousands)	10,056,142	8,968,792	7,811,750
= Cost per ATK (US$ cents)	51.42	43.57	41.20
Cost per ATK excluding fuel price variations
ATK operating costs (thousands)	5,170,374	3,907,981	3,218,388
– Actual fuel expenses (US$ thousands)	1,750,052	1,161,927	959,608
+ (Gallons consumed) times (previous year’s fuel price)	1,303,946	1,062,179	1,410,767

ATK operating costs excluding fuel price variations	4,724,268	3,808,233	3,669,547

Divided by system’s ATKs (thousands)	10,056,142	8,968,792	7,811,750
= Cost per ATK excluding fuel price variations (US$ cents)	46.98	42.46	46.97

In addition, LAN uses revenues per ASK or ATK, as applicable, in analyzing revenues on a per unit basis. To obtain LAN’s unit revenues, which are used by its management in the analysis of its results, LAN divides its passenger revenues by its total ASKs and its cargo revenues by its total ATKs. LAN uses its revenues as defined under IFRS for purposes of the calculation of this metric. Revenues per ASK or ATK, as the case may be, do not have a standardized meaning, and as such may not be comparable to similarly titled measures provided by other companies. It is not an IFRS based measure of performance or liquidity. This metric should not be considered in isolation or as a substitute for revenues or as indicators of performance or cash flows as a measure of liquidity.

The table below shows the calculation of LAN’s revenues per ASK or ATK, as applicable, in each of the periods indicated:

	2011	2010	2009
Passenger Revenues (US$ million)	4,008.91	3,109.80	2,623.61
ASK (million)	48,139.59	42,355.20	38,776.20
Passenger Revenues/ASK (US$ cents)	8.3	7.3	6.8
Cargo Revenues (US$ million)	1,576.53	1,280.71	895.55
ATK (million)	5,192.66	4,628.73	3,848.89
Cargo Revenues/ATK (US$ cents)	30.4	27.7	23.3

Seasonality

LAN’s operating revenues are substantially dependent on overall passenger and cargo traffic volume, which is subject to seasonal and other changes in traffic patterns. LAN’s passenger revenues are generally higher in the first and fourth quarters of each year, during the southern hemisphere’s (Chile and Argentina) spring and summer, than in the second and third quarters. Since Peru, Ecuador and Colombia have different seasonal patterns, the expansion into those markets has led to stronger passenger revenues in the second and third quarters, therefore moderating the overall seasonality of LAN’s passenger business. LAN’s cargo revenues generally are higher in the fourth quarter, which correspond to the harvest season in the southern hemisphere.

Critical Accounting Policies

The preparation of LAN’s consolidated financial statements in accordance with IFRS requires LAN’s management to adopt accounting policies and make estimates and judgments to develop amounts reported in LAN’s consolidated financial statements and related notes. LAN strives to maintain a process to review the application of its accounting policies and to evaluate the appropriateness of the estimates that are required to prepare LAN’s consolidated financial statements. LAN believes that the consistent application of these policies enables it and its subsidiaries to provide readers of the financial statements with more useful and reliable information about LAN’s operating results and financial condition.

Critical accounting policies and estimates are those that are reflective of significant judgments and uncertainties, and potentially result in materially different outcomes under different assumptions and conditions. For a discussion on these and other accounting policies, see Note 2 to LAN’s consolidated financial statements. The following are the accounting policies that LAN believes are the most important to the portrayal of its financial condition and results of operations and require its most difficult, subjective or complex judgments.

Accounting estimates judgments

LAN has used estimates to value and book some of the assets, liabilities, revenues, expenses and commitments; these basically refer to:

•	the evaluation of possible impairment loss for certain assets;

•	the useful life and residual value of fixed assets and intangible assets;

•	the criteria employed in the valuation of certain assets;

•	air tickets sold that are not actually used;

•	the calculation of deferred income at the period-end corresponding to the valuation of kilometers credited to holders of the LANPASS loyalty card which have not yet been used;

•	the need for provisioning and where required the determination of their values; and

•	the recoverability of deferred tax assets.

These estimates are made on the basis of the best information available on the matters analyzed. In any case, it is possible that events will require them to be modified in the future, in which case the effects would be accounted for prospectively.

Revenue Recognition

Revenues include the fair value of the proceeds received or to be received on sales of goods and rendering services in the ordinary course of LAN’s business. Revenues are shown net of refunds, rebates and discounts.

Rendering of services

Passenger and cargo transport

LAN recognizes passenger and cargo revenues either when the transportation service is provided or when it determines that the tickets will not be used or refunded, which, in the case of passenger revenues, reduces the air traffic liability. LAN estimates revenue breakage based on historical breakage experience that takes into account the aging of tickets that will not be used or refunded. Commissions payable related to such unearned earnings are shown net of the air traffic liability. Other revenues, including aircraft leases, courier, logistic and ground services, duty free sales, and storage and customs brokering, are recognized when services are provided.

The amount of passenger ticket sales not yet recognized as revenue is reflected as an air traffic liability. Air traffic liability includes estimates of the amount of future refunds and exchanges, net of forfeitures for all unused tickets once the flight date has passed. LAN performs periodic evaluations of this estimated liability based on actual results. Any adjustments, which can be significant, are included in the results of operations for the periods in which the evaluations are completed. These adjustments relate primarily to the differences between LAN’s estimation of certain revenue transactions and the related sales price, as well as refunds, exchanges and other items for which final settlement occurs in periods subsequent to the sale of the related tickets at amounts other than the original sales price.

Actual events and circumstances may differ from historical fare sale activity and customer travel patterns and can result in refunds, exchanges or forfeited tickets differing significantly from estimates. LAN evaluates its estimates periodically. If actual refunds, exchanges or forfeitures fall outside of its estimated ranges, LAN reviews its estimates and assumptions and adjusts air traffic liability and passenger revenues as necessary. As with any estimates, actual results may vary from estimated amounts.

Frequent flyer program

LAN has a frequent flyer program called LANPASS, whose objective is to promote customer loyalty through the delivery of kilometers every time that members of the program fly with LAN or its alliance partners, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers earned can be exchanged for flights tickets or other services of associated entities. The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers accumulated pending use at that date, in accordance with IFRIC 13: “Customer loyalty programs”. Kilometers expire if they are not utilized over a period of three years. This period is renewable if the passenger takes a flight or meets specific requirements regarding the accumulation of kilometers through one of the partners of the program.

Property, Plant and Equipment

The real estate property of LAN and its subsidiaries is recognized at cost less any accumulated impairment loss.

The rest of property, plant and equipment are shown, initially and subsequently, at their historic cost less the corresponding depreciation and any impairment loss, except for certain land and minor equipment that were fair valued on first adoption, according to IFRS.

The amount of advance payments to aircraft manufacturers are capitalized by LAN under “Construction in progress” until receipt of aircraft.

Subsequent costs (replacement of components, improvements and extensions) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated with the elements of property, plant and equipment are going to flow to LAN and the cost of such element can be determined reliably. The value of the component replaced is written-off in the books. The rest of the repairs and maintenance are charged to the result of the year in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method over their estimated useful lives; except in the case of certain technical components, which are depreciated on the basis of cycles and hours flown.

The residual value and useful life of assets is revised, and adjusted if necessary, once a year.

When the carrying amount of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount. For more information, see Note 2.8 to LAN’s audited consolidated financial statements.

Losses and gains on the sale of property, plant and equipment are calculated by comparing the proceeds obtained with the book value and are included in the consolidated statement of income.

Maintenance

The costs incurred for scheduled major maintenance of aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to its use expressed as cycles and flight hours. Unscheduled maintenance of aircraft and engines are charged to income as incurred.

Derivative Financial Instruments and Hedging Activities

Derivatives are booked initially at fair value on the date the derivative contracts are signed and later they continue to be valued at their fair value. The method for booking the resultant loss or gain depends on whether the derivative has been designated as a hedging instrument and, if so, the nature of the item hedged.

LAN designates certain derivatives as:

•	hedge of the fair value of recognized assets (which we refer to as “fair value hedge”);

•	hedge of a identified risk associated with a recognized liability or an expected highly probable transaction (which we refer to as “cash-flow hedge”); or

•	derivatives that do not qualify for hedge accounting.

LAN documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. LAN also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as an other non-current financial asset or liability if the remaining maturity of the hedging instrument is over 12 months, and as an other current financial asset or liability if the remaining term of the hedging instrument is less than 12 months. Derivatives not booked as hedges are classified as other financial assets or liabilities, current in the case that their remaining maturity is less than 12 months and non-current in the case that it is more than 12 months.

Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

Cash-flow hedges

The effective portion of changes in the fair value of designated derivatives that qualify as cash-flow hedges is shown in net equity. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under “Other gains (losses).”

In the case of variable interest-rate hedges, this means that the amounts recognized in equity are reclassified to results within financial cost at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in equity are reclassified to results as cost of sales to the extent that the fuel subject to the hedge is used.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in net equity until that moment remains in equity and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in net equity is taken immediately to the consolidated statement of income as “Other gains (losses).”

Derivatives not booked as a hedge

Certain derivatives are not booked as a hedge. The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income, in “Other gains (losses).”

Deferred taxes

Deferred taxes are calculated, according to the balance-sheet method, on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws), that have been enacted or substantially enacted at the end of the reporting period, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is discharged.

Deferred tax assets are recognized when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where timing of the reversal of the temporary differences is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Recently Issued Accounting Pronouncements

IAS 12 Income taxes (Amendment)

IAS 1 Presentation of financial statements (Amendment)

IAS 28 Investments in associates and joint ventures

IAS 27 Separate financial statements

IFRS 10 Consolidated financial statements

IFRS 11 Joint arrangements

IFRS 12 Disclosures of interests in other entities

IFRS 13 Fair value measurement

IAS 19 Employee benefits (Amendment)

IFRS 9 Financial instruments

IFRIC 20 Stripping costs in the production phase of mine

LAN’s management believes that the adoption of the standards, amendments and interpretations described above would not have had a significant impact on LAN’s consolidated financial statements in the year of their first application. LAN has not early adopted any of the above standards.

Liquidity and Capital Resources

LAN’s cash and cash equivalents totaled US$374.4 million as of December 31, 2011, US$631.1 million as of December 31, 2010 and US$731.5 million as of December 31, 2009. The decrease in LAN’s cash and cash equivalents from 2010 to 2011 was due to higher investment activities related to a higher number of aircraft incorporations in its fleet. Cash from operations derives primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to the recurring expenses of airline operations. Net cash inflows from operating activities were US$762.6 million in 2011, US$1,125.3 million in 2010 and US$845.8 million in 2009. The main reasons for the 32.2% decrease in 2011 from 2010 in net cash flows from operating activities were the 37.2% increase in fuel prices during the period, resulting in US$1,750.1 million in aircraft fuel expenses in 2011 compared to US$1,161.9 million in 2010, as well as the ongoing effects of the volcanic ash cloud on domestic operations in Chile and Argentina, which generated an operating loss of approximately US$36 million. The volcanic ash cloud, which sporadically affected domestic operations in Chile and Argentina during most of the second semester 2011, reduced cash inflows as a result of flight cancelations and increased cash outflows as a result of compensations paid to passengers. Furthermore, wages and benefits increased from US$793.3 million in 2010 to US$1,012.5 million in 2011, as a result of the consolidation as of January 2011 of Colombian airline Aires as well as a 17.2% increase in average headcount, and the appreciation of local currencies in Latin America. Fuel prices and exchange rate fluctuations may continue to impact LAN’s operating cash flow generation in the future. Nevertheless, LAN continued to show solid traffic growth and yield increases in both passenger and cargo operations. The main reasons for the 33.0% increase in 2010 from 2009 in net cash flows from operating activities were the increase in passenger and cargo revenues as a result of traffic growth and yield increases, which outpaced the growth in operating costs and expenses.

In recent years, LAN has been able to meet its capital expenditure requirements through long term debt financing and cash from its operations. In recent years LAN has financed its capital expenditures through bond issuances and syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank of the United States and the European Export Credit Agencies. This debt has repayment profiles of either 12 or 15 years. These agencies generally provide guarantees for 85% of the value of the aircraft to be financed, and LAN financed the remaining 15% with cash from its operations. As a result, net cash used in investment activities exceeds net cash flows from operating activities.

LAN’s working capital position at year-end 2011, and in previous year-ends, was negative. However, LAN has consistently generated cash inflows as a result of changes in working capital since current liabilities increased more than current assets during those periods. This occurs mainly as a result of advance ticket sales (i.e., services that are paid in advance before they are delivered and suppliers are paid), which are recognized as deferred revenues and constitute a distinctive characteristic of accounting of passenger revenue in the airline industry. LAN obtains a significant amount of working capital from deferred revenues since passenger flights are paid for before the actual service is provided, and therefore before it is accounted for as revenue. However, deferred revenues also proportionately increase current liabilities. Furthermore, LAN utilizes this working capital generation to finance in part the portion of its aircraft purchases that are not financed with guarantees issued by the Export-Import Bank of the United States or the Export Credit Agencies. This creates a negative working capital position for LAN. However, LAN does not have to finance this working capital deficit because it has mostly generated cash inflows as a result of changes in working capital since current liabilities increased more than current assets.

During 2011, LAN generated cash for US$367.8 million, as compared with US$496.6 million in 2010 and US$359.9 million of expended cash in 2009, benefiting from an increase in its negative working capital position. LAN expects to continue generating positive working capital movements through its operations. However, LAN cannot predict whether current trends and conditions will continue, or how the effects of competition or other factors that are beyond its control could affect it.

Below please find a table providing a detailed calculation of LAN’s working capital position and working capital movements for the period 2009 through 2011:

	2011	2010	2009
	(in US$ thousands)
Current assets	1,343,351	1,533,069	1,408,971
Current liabilities	2,322,079	2,144,019	1,523,339

Working capital year-end position	(978,728)	(610,950)	(114,368)
Working capital movement
Cash inflows/(cash outflows)	367,778	496,582	(359,902)

As of December 31, 2011, the cash pledged to financial institutions relating to margin calls on derivative positions was US$117.2 million.

Net cash flows used in investing activities was US$1,238.3 million in 2011, US$1,100.4 million in 2010 and US$589.7 million in 2009. Cash capital expenditures were US$1,367.0 million in 2011, US$1,029.2 million in 2010 and US$538.6 million in 2009. The increase in capital expenditures in 2011 was due to the acquisition of higher number of aircraft and the required investments related to them.

LAN’s capital expenditures for 2011 were mainly composed of:

•	cash contributions for pre-delivery deposits related to aircraft with deliveries in 2011, 2012 and 2013;

•	the acquisition of 13 Airbus A320 Passenger aircraft and three Boeing B767-300 Passenger aircraft; and

•	the acquisition of aircraft spare parts and spare engines.

LAN’s capital expenditures for 2010 were mainly composed of:

•	cash contributions for pre-delivery deposits related to aircraft with deliveries in 2010, 2011 and 2012;

•	the acquisition of eight Airbus A320 Passenger aircraft and one Boeing B767-300 Passenger aircraft; and

•	the acquisition of aircraft spare parts and spare engines.

LAN’s capital expenditures for 2009 were mainly composed of:

•	cash contributions for pre-delivery deposits related to aircraft with deliveries in 2009, 2010 and 2011;

•	the acquisition of three Airbus A319 Passenger aircraft and three Boeing B767-300 Passenger aircraft; and

•	the acquisition of aircraft spare parts and spare engines.

For more information about current and future capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” of the LAN 2011 Form 20-F. The difference between net cash used in investing activities and cash capital expenditures during 2011, relates mainly to the investment in financial instruments, the sale of five A318 passenger aircraft and the sale of Blue Express which was a subsidiary dedicated to ground courier services.

Net cash inflows from financing activities were US$219.1 million in 2011, compared to net cash outflows of US$124.7 million in 2010 and US$99.2 million of cash inflows in 2009. Such variance was due to new issuance of shares, inflows from short term loans and the reduction in interest payments due to changes in loan structures and floating rate debt. In 2011, LAN’s main uses of cash were US$883.4 million for loan payments, US$192.1 million for dividends payments and US$119.1 million for interest payments. In 2010, LAN’s main uses of cash were US$554.5 million for loan payments, US$155.4 million for dividends payments and US$128.7 million for interest payments. In 2009, LAN’s main uses of cash were US$261.7 million for loan payments, US$139.9 million for dividend payments and US$129.3 million for interest payments.

LAN’s cash and cash equivalents including investment funds and domestic and foreign bonds are mainly held in US dollars or US dollar-based instruments. A fraction (around 22%) of LAN’s cash position is held in currencies other than US dollars to fulfill short-term obligations denominated in local currencies.

Capital Expenditures

LAN’s capital expenditures are related to the acquisition of aircraft, aircraft-related equipment, IT equipment, support infrastructure and the funding of pre-delivery deposits. LAN’s capital expenditures totaled US$1,367.0 million in 2011, US$1,029.2 million in 2010 and US$538.6 million in 2009. The increase in capital expenditure is explained by a higher number of aircraft acquired during 2011.

The following chart sets forth LAN’s estimate, as of January 31, 2012, of LAN’s future capital expenditures for 2012, 2013, 2014, 2015 and 2016:

	Expenditures by year, as of January 31, 2012
	2012	2013	2014	2015	2016
	(in US$ millions)
Expenditures on aircraft	1,688	1,332	1,568	1,032	1,067
PDPs (1)	(310)	(127)	(213)	18	(8)
Purchase Obligations	1,378	1,208	1,355	1,050	1,059

Other expenditures(2)	209	214	226	239	239
Total	1,587	1,422	1,581	1,289	1,298

(1)	Pre-delivery payments (inflows are presented as after the delivery of the aircraft is made, the manufacturer refunds the PDP’s to LAN).
(2)	Includes expenditures on spare engines and parts, information technology and other expenditures.

The expenditures set out in the table above reflect payments for purchases and other fleet-related items, as well as for information technology and other items. For more information, see “Item 4. Information on the Company—Business Overview—Fleet” of the LAN 2011 Form 20-F. Principally, LAN has projected its capital expenditures based on:

•	the delivery of 12 Airbus A320-Family Aircraft in 2012, 14 in 2013, 17 in 2014, 15 in 2015, 12 in 2016, 10 in 2017 and 10 in 2018;

•	the delivery of nine Boeing B767-300 Passenger aircraft in 2012 and four in 2013;

•	the delivery of two Boeing 777 Freighter aircraft in 2012;

•	the delivery of two Boeing 787-8 passenger aircraft in 2012, three in 2013 and seventeen between 2014 and 2018;

•	the delivery of four Boeing 787-9 passenger aircraft in 2015;

•	the implementation of a new host system as a part of a three year capital expenditure plan, totaling approximately US$70 million; and

•	costs related to the startup of new operations in the region under LAN’s standards.

LAN expects that cash generated from operations, short-term credit-lines and long-term syndicated loans with various banks will be sufficient to meet its cash requirements in the foreseeable future, although events that materially affect LAN’s operating results could also have a negative impact on its liquidity.

Research and Development, Patents and Licenses, etc.

LAN believes that the LAN brand has strong value and it is synonymous of superior service in the Latin American and international airline industry. In March 2004, LAN launched its new “LAN” brand to bring together, under one strong international name, all LAN’s local brands such as “LAN Chile,” “LAN Peru,” “LAN Argentina” and “LAN Ecuador.” LAN developed its new brand and corporate image after an extensive process supported by a leading global branding agency.

LAN has registered the trademarks “LAN”, “LAN Chile,” “LAN Peru,” “LAN Argentina” and “LAN Ecuador” with the trademark office in Chile, Peru, Argentina and Ecuador, respectively. LAN licenses certain brands, logos and trade dress under the alliance agreement with oneworld® related to its alliance. LAN will have the right to continue to use oneworld® current logos on its aircraft while it is a member of such alliance.

Trend Information

During 2012, LAN expects to continue seeing positive trends in both passenger and cargo operations, where it sees significant growth opportunities in domestic and international markets in Latin America. Regarding fuel prices, they have remained relatively stable. Nevertheless, geopolitical instability, which affects the supply of fuel, is a potential risk since fuel supply is key to LAN’s business, as it represents approximately 30% of LAN’s operating costs. LAN can address increases in fuel prices through its fuel-hedging policy and the use of pass-through mechanisms for both the passenger and cargo operations. However, these strategies are never completely effective and margins are negatively impacted by a higher fuel price scenario. Specifically, LAN expects to face:

•

revenue growth in the passenger operations, caused by capacity expansion in line with traffic growth. During January and February 2012, passenger traffic increased 13.6% compared with the same period in 2011, driven mainly by solid growth on domestic operations, which increased 19.1% as compared to 2011, as well as 10.9% growth in international operations. During such period, total passenger capacity increased 12.8%, leading to a 0.6 points increase in load factors from 82.5% to 83.1%. Capacity increases focused mainly on domestic routes within Chile, regional routes within Latin America, and long-haul routes to the United States. This expansion was partially offset by decreased capacity on long haul routes to Europe as a result of itinerary changes implemented in early 2011; and

•

growth in the cargo operations is expected to be driven by continued increase in imports to Latin America, mainly to Brazil, and continued recovery of export volumes, partly driven by further recovery of salmon exports. During January and February 2012, cargo demand, as measured in revenue ton kilometers (which we refer to as “RTKs”), increased 0.7%, while capacity increased by 3.1%. In turn, the cargo load factor decreased 1.5 points to 65.3%.

In 2012, LAN expects to continue expanding and diversifying its revenue base through the expansion of its network, namely, by further developing its existing routes, adding new destinations, developing new alliances, and entering new markets. During 2012, LAN expects to receive 12 Airbus A320 family aircraft to operate domestic and regional routes, as well as nine Boeing 767-300 and the first two Boeing 787-8 Dreamliners for long-haul routes. LAN also expects the sale of five Airbus A318 aircraft and the return of two leased Boeing 767-300, while also returning three Boeing 737-700s operated by LAN Colombia.

In the cargo business, LAN will continue adding capacity in response to demand in its core markets. LAN expects the growth of import flows to Latin America to continue, but weaker cargo markets globally might further drive additional competition to South America, especially Brazil. LAN will continue to monitor the cargo market trends on a weekly basis in order to react as soon as possible if necessary. Also, LAN plans to continue optimizing the utilization of the bellies of its passenger aircraft to maximize synergies associated with its integrated passenger/cargo business model. Cargo capacity growth in 2012 will be driven by the delivery of two Boeing 777 freighters in the second half of the year.

LAN continues to maintain significant flexibility to adjust the physical size of its fleet. Between 2012 and 2014, LAN will have 13 operating lease expirations (including Japanese operating leases) in its wide-body passenger fleet, which can be terminated without cost. Starting in 2010, part of LAN’s Boeing 767 fleet has been fully paid, providing it with additional financial flexibility.

LAN also intends to make its cost structure more efficient and to offset potential decreases in demand with more efficient asset utilization, and it aims to enhance efficiency by streamlining its support processes, reducing commercial costs, continuing to develop LAN’s low-cost type business model for short-haul operations, and further developing the LEAN system in LAN’s processes.

LAN expects more stable fuel prices for 2012, but will continue using fuel hedging programs and fuel surcharge mechanisms in both the passenger and cargo businesses to help minimize the impact of short-term movements in crude oil prices. For instance, as of March 15, 2012 LAN has hedged approximately 58% of its estimated fuel requirements for the second quarter 2012, 27% for the third quarter and 8% for the fourth quarter. These hedging instruments are comprised of a combination of collars and swaps. Swaps are at an average price of US$92.2 dollars per barrel while collars are in average between US$71.6 and US$95.7 dollars per barrel.

Off-Balance Sheet Arrangements

As of December 31, 2011 LAN had aircraft and aircraft engines under operating leases. These operating leases provide LAN with great flexibility to adjust to any demand volatility that may affect the airline industry and therefore LAN considers such arrangements to be of great value.

Under the aforementioned operating leases, LAN is responsible for all maintenance, insurance and other costs associated with operating these aircraft. LAN has not made any residual value or similar guarantees to its lessors. There are certain guarantees and indemnities to other unrelated parties that are not reflected on the LAN’s balance sheet, but LAN believes that these will not have a significant impact on its results of operations or financial condition.

LAN operates 17 aircraft under a financing structure called Japanese Operating Lease (which we refer to as “JOL”). This method involves the creation of a special purpose entity that acquires aircraft with bank and third party financing. Under IFRS, these aircraft are shown in the consolidated statement of financial position as part of “Property, plant and equipment” and the corresponding debt is shown as a liability.

As of February 29, 2012 LAN is not aware of any event, lawsuit, commitment, trend or uncertainty that may result in, or is reasonably likely to result in, the termination of the operating leases. See Note 34 to LAN’s audited consolidated financial statements for a more detailed discussion of these commitments.

Tabular Disclosure of Contractual Obligations

LAN has contractual obligations and commitments primarily related to the payment of debt, lease arrangements and for the future incorporation of aircraft into its fleet. As of December 31, 2011 LAN has financed the acquisition of 21 Boeing 767-300 Passenger aircraft and eight Boeing 767-300 Freighters through bond issuances and syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank with repayment profiles of either 12 or 15 years. The Export-Import Bank guarantees support 85% of the net purchase price and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. LAN has financed the remaining 15% of the net purchase price with commercial loans or with its own funds. LAN’s Export-Import Bank supported financings are denominated in US dollars and have quarterly amortizations with a combination of fixed and floating rates linked to US dollar LIBOR. Through the use of interest rate swaps, LAN has effectively converted a significant portion of its floating rate debt under these loans into fixed rate debt. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Risk of Fluctuations in Interest Rates” of the LAN 2011 Form 20-F for more information. Between 2004 and 2009, LAN sold its ownership in the entities borrowing some of these loans and they were therefore reclassified as financial leases. As of December 31, 2011, the total amount outstanding under LAN’s Export-Import Bank-supported financings totaled US$1,259.2 million.

In April 2010, LAN entered into an agreement to finance the purchase of 15 aircraft partially guaranteed by the European Export Credit Agencies and partially through its own funds (85% and 15%, respectively), where six of the aircraft were delivered in 2010 and the remaining nine in 2011. These loans have a 12-year maturity profile and quarterly payments. During the second half of 2010, LAN financed eight additional A320 family aircraft supported by the European Export Credit Agencies and partially through its own funds (85% and 15%, respectively).

During 2011, LAN continued financing its A320 family aircraft fleet supported by the European Export Credit Agencies totaling 13 additional aircraft. These aircraft were financed 80% by loans guaranteed by the European Export Credit Agencies and the remaining portion (20%) by LAN’s own funds.

In the first quarter 2011, LAN entered into a sale and lease back agreement to finance eight of its A320 family aircraft. Four of them were delivered in the third quarter of 2011 and the remaining four are expected to be delivered between April and July 2012.

LAN’s total debt (including capital leases) as of December 31, 2011, was US$3,788.3 million compared to US$3,259.7 million in 2010 and US$3,074.4 million in 2009. The increase in long-term debt during 2011 relates to the incorporation of debt-financed fixed assets. LAN has minimum lease payment obligations primarily associated with LAN’s aircraft leases. As of December 31, 2011, LAN had 49 aircraft under operating leases (23 which correspond to recent acquired Aires total fleet), and it had minimum lease payment obligations of US$705 million compared to US$700 million as of December 31, 2010 and US$444 million as of December 31, 2009. The average interest rate of LAN’s long-term debt was 4.5% as of December 31, 2011. Of the total debt amount, 82.3% accrues interest at a fixed rate (either through a stated fixed interest rate or through LAN’s use of interest rate swap agreements) or is subject to interest rate caps. As of February 29, 2012, LAN also had purchase obligations for:

•	seven Airbus A319, 52 Airbus A320, 10 Airbus A321, 20 Airbus A320 NEO;

•	13 Boeing 767-300 Passenger aircraft;

•	two Boeing 777-200 Freighter aircraft; and

•	26 Boeing 787 Passenger aircraft.

The purchase obligations amount to a combined total of US$8,645.6 million, with delivery between 2012 and 2018.

LAN has practically no short term debt, while its long term debt is mainly related to aircraft financing and has 12 to 15 year repayment profiles. As of December 2011, LAN had US$537.3 million in bank loans under current liabilities. Of this amount, US$153.8 million was short term debt, which represents only 6.6% of total current liabilities. The remaining US$383.6 million is composed mainly of long term debt related to aircraft financing, which is payable within the next 12 months.

The following table sets forth LAN’s material expected obligations and commitments as of January 31, 2012:

	Payments due by period, as of January 31, 2012
	Total	2012	2013	2014	2015	2016	Thereafter
	(in US$ millions)
Principal debt payments	2,538.2	273.4	288.8	270.4	271.9	275.6	1,158.2
Interest debt payments	341.0	68.2	64.1	54.7	46.2	37.5	70.2
Capital leases(1)	338.1	60.7	63.8	60.3	49.6	44.6	59.1
Operating leases(2)	689.0	150.0	157.7	121.4	92.3	77.1	90.4
Purchase obligations	8,646.7	1,687.8	1,331.9	1,567.6	1,031.5	1,067.0	1,960.8

Total	12,552.9	2,240.1	1,906.3	2,074.5	1,491.5	1,501.8	3,338.8

(1)	Includes interests.
(2)	Includes aircraft leases and other non-cancelable leases.

SELECTED FINANCIAL DATA OF TAM

The following table presents selected historical consolidated financial data of TAM as of, and for each of the years ended on, December 31, 2011, 2010, 2009, 2008 and 2007. The selected historical consolidated financial information as of December 31, 2009, 2008 and 2007 and for each of the years ended on December 31, 2008 and 2007 was prepared in accordance with IFRS as issued by the IASB and has been derived from the audited consolidated financial statements of TAM included in TAM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, previously filed with the SEC. The selected historical consolidated financial information as of, December 31, 2011 and 2010 and for the years ended on, December 31, 2011, 2010 and 2009 was prepared in accordance with IFRS as issued by the IASB and has been derived from the audited consolidated financial statements of TAM as of, and for the year ended on, December 31, 2011 included in this offer to exchange/prospectus. The consolidated financial statements of TAM as of December 31, 2011 and 2010 and for the years ended on December 31, 2011, 2010 and 2009 have been audited by TAM’s independent registered public accounting firm, PricewaterhouseCoopers Auditores Independientes, as indicated in its report on those financial statements, which is included in the TAM 2011 Form 20-F and also in this offer to exchange/prospectus. For more information about how to obtain copies of the TAM 2011 Form 20-F, see the “Where You Can Find More Information” section of this offer to exchange/prospectus beginning on page 16.

For your convenience, the following table also contains US dollar translations of the real amounts presented at December 31, 2011, translated using the US$/Brazilian real exchange rate ruling as of December 31, 2011 of R$1.88 to US$1.00. Such translations should not be construed as representations that the real amounts represent, or have been or could be converted into, US dollars at that or any other rate.

You should read the information below in conjunction with TAM’s audited consolidated financial statements and the notes thereto, as well as “Presentation of Financial and Other Data ” and “Operating and Financial Review and Prospects” sections in the TAM 2011 Form 20-F.

Selected Annual Financial Information as of December 31, 2011, 2010, 2009, 2008 and 2007

	As of December 31,
IFRS	2011	2011	2010	2009	2008	2007
	(US$ millions)		(R$ millions)
Balance sheet data
Cash and cash equivalents	347	650	1,012	1,075	672	467
Financial assets at fair value through profit and loss	898	1,685	1,407	1,011	1,242	2,140
Trade accounts receivable	970	1,819	1,557	1,122	1,157	938
Total assets	8,521	15,985	14,497	12,940	13,417	10,333
Borrowings(1)	510	957	615	497	402	1,068
Finance lease obligations(1)	2,841	5,330	4,758	4,521	6,448	2,968
Debentures(1)	430	807	977	1,111	529	532
Advance ticket sales	333	625	942	1,008	820	807
Total equity	1,132	2,124	2,627	1,294	293	1,912
Total liabilities and equity	8,521	15,985	14,497	12,940	13,417	10,333

(1)	Refers to the total balance of current liabilities plus long-term liabilities.

	Year Ended December 31,
	2011	2011	2010	2009	2008	2007
	(US$millions)(1)		(R$ millions)(1)
Income statement data
Revenue	6,927	12,995	11,379	9,765	10,513	8,019
Operating expenses	(6,406)	(12,017)	(10,402)	(9,556)	(9,935)	(7,709)

Operating profit before movements in fair value of fuel derivatives	521	977	977	210	578	309
Movements in fair value of fuel derivatives	22	41	37	317	(1,273)	130

Operating (loss)/profit	543	1,018	1,014	527	(696)	440
Finance income	1,568	2,942	1,774	2,413	1,410	1,007
Finance cost	(2,205)	(4,136)	(1,672)	(1,041)	(3,006)	(755)
Derivatives designated as cash flow hedge	(4)	(7)	—	—	—	—

Profit / (loss) before income tax and social contribution	(97)	(183)	1,116	1,898	(2,292)	691
Income tax and social contribution	(42)	(79)	(447)	(649)	710	(214)

Profit/(loss) after tax (all continuing operations)	(139)	(262)	669	1,248	(1,581)	478
Attributable to
Non-controlling interest	39	74	32	1	1	0
Equity holders of TAM	(179)	(335)	637	1,247	(1,582)	477

Profit/(loss) after tax (all continuing operations)	(139)	(262)	669	1,248	(1,581)	478

Number of shares outstanding at year end (in thousands of shares):(2)
Common shares	55,817	55,817	55,817	50,195	50,195	59,792
Preferred shares	100,390	100,390	100,390	100,390	100,390	90,793
Total	156,207	156,207	156,207	150,585	150,585	150,585
Earnings (loss) per share (common and preferred) – in R$(2)
Basic	(1.15)	(2.15)	4.22	8.30	(10.52)	3.17
Diluted	(1.15)	(2.15)	4.20	8.29	(10.52)	3.15
Dividends declared per share:
Common shares (in reais and US dollars)	0.10	0.19	1.00	1.58	0.27	0.21
Preferred shares (in reais and US dollars)	0.10	0.19	1.00	1.58	0.27	0.21
Dividends declared per ADS (in reais and US dollars)	0.10	0.19	1.00	1.58	0.27	0.21

(1)	Except per share information and where otherwise indicated.
(2)	In 2008, there was a conversion of common shares to preferred shares by a relevant shareholder.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with TAM’s consolidated annual financial statements and the notes thereto, which are included in the TAM 2011 Form 20-F and have been prepared in accordance with IFRS. See “Presentation of Financial and Other Data” in the TAM 2011 Form 20-F for a discussion of TAM’s adoption of IFRS.

Operating Results

Principal Factors Affecting TAM’s Financial Condition and Results of Operations

Brazilian macroeconomic conditions

TAM’s revenues and profitability are affected by conditions in the Brazilian economy in general.

According to the Agência Nacional de Aviação Civil (or national civil aviation agency, which we refer to as “ANAC”) of the Brazilian government, growth in the Brazilian civil aviation market is closely correlated to growth in Brazilian GDP. In terms of RPKs, the Brazilian domestic flight market increased 11.9% in 2007, 7.4% in 2008, 17.7% in 2009, 23.6% in 2010 and 15.9% in 2011. TAM believes that Brazilian GDP is an important factor in determining its capacity for future growth and its results of operations.

The Central Bank of Brazil has changed the base interest rate several times in order to keep inflation within this target. For the year ended December 31, 2009, the base interest rate was 8.55% and the GDP growth for that year was 4.9%. For the year ended December 31, 2010, the base interest rate was 10.64% and the GDP for that year was 7.5%. For the year ended December 31, 2011, the average base interest rate was 10.87% and the GDP growth for that year was 2.7%.

Effects of exchange rate variations and inflation on TAM’s financial condition and results of operations

TAM’s financial condition and results have been historically affected by variations in exchange rates and the rate of Brazilian inflation.

TAM’s exposure to variations in exchange rate derives from the fact that some of its revenues and expenses are denominated or linked to foreign currencies, mainly the US dollar and also from the fact that TAM has liabilities and to a lesser degree assets denominated in foreign currencies.

TAM’s expenses (such as fuel expenses, lease obligations, aircraft insurance, engine maintenance and related expenses) are principally denominated in US dollars or are linked to the US dollar. In 2011, 2010 and 2009, approximately 44%, 44% and 42%, respectively, of TAM’s operating expenses were either denominated in or linked to the US dollar. By contrast, most of its revenues are received in Brazilian reais. In 2011, 43% of TAM’s revenues, which includes revenue from Multiplus, were denominated in US dollars, compared to approximately 40% in 2010 and 36.6% in 2009.

TAM’s financial income and expense is affected by changes in the exchange rate between the Brazilian real and the US dollar on its foreign-currency denominated debt (including finance lease obligations) and on its foreign-currency denominated cash equivalents and financial assets at fair value through profit and loss.

Inflation has historically had an impact on TAM’s financial conditions and results of operations and it continues to do so. TAM’s suppliers of services and certain products related to its operating expenses generally utilize the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”) to adjust their prices for inflation. Approximately 50%, 53% and 52% of TAM’s operating expenses were linked to inflation in 2011, 2010 and 2009, respectively. A substantial increase in inflation could adversely affect the amount of its expenses.

The table below sets forth certain data relating to inflation, real GDP growth rates, the Brazilian real/US dollar exchange rate and oil prices for the periods indicated:

	Year Ended December 31,
	2011		2010		2009
Real growth in GDP		2.7%		7.5%		(0.6)%
Inflation (IGP-M)		5.1%		11.3%		(1.7)%
Inflation (IPCA)		6.5%		5.9%		4.3%
DI Rate(1)		10.87%		10.64%		8.55%
LIBOR(2)		0.58%		0.30%		0.25%
Appreciation (depreciation) of the Brazilian real in relation to the US dollar		(11.2)%		4.5%		34.2%
Rate of exchange at end of period—US$1.00	R$	1.8758	R$	1.6662	R$	1.7412
Average exchange rate(3)—US$1.00	R$	1.6748	R$	1.7593	R$	1.9935
Increase in WTI oil price (per barrel)		8.2%		15.1%		77.9%
WTI oil (per barrel) (end of period)	US$	98.83	US$	91.38	US$	79.36
WTI oil (per barrel) (average price over period)	US$	95.13	US$	79.61	US$	62.09

(1)	The DI Rate corresponds to the overnight interest rate for the interbank market in Brazil (as of the last day of the period, annualized).
(2)	Quarterly LIBOR for dollar deposits relative to last day of period.
(3)	Represents average daily exchange rates in period.

Sources: Getúlio Vargas Foundation (Fundação Getúlio Vargas, or FGV), CETIP, Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE), Central Bank of Brazil and Bloomberg.

Role of ANAC

ANAC can influence TAM’s capacity for growth and its ability to generate future revenues. ANAC has the authority to grant Brazilian airlines the right to operate new domestic routes, increase the frequency of flights serving existing routes, award slots, purchase or lease aircraft and approve the entry of new companies into the domestic civil aviation market.

Revenues

TAM’s revenues arise principally from passenger transportation. In the years ended December 31, 2011, 2010 and 2009, its operating revenues were derived from the following sources:

•	73.8%, 77.6% and 80.4%, respectively, from passenger transportation service;

•	8.7%, 9.4% and 9.2%, respectively, from cargo service; and

•

17.5%, 13.0% and 10.4%, respectively, from services and maintenance of aircraft operated by other airlines, receipt of fines and fees in relation to re-pricing of air fares and sub-leasing, together with revenue from credit card companies that purchase TAM Fidelidade loyalty program (the first airline loyalty program in Brazil, which we refer to as “TAM Fidelidade Program”) points to pass on to their customers and Multiplus Loyalty Program.

Revenue from passenger transportation is driven by the number of paying passengers TAM transports, measured in revenue passenger kilometers, or RPKs, and the price those passengers pay, measured in the centavos price paid for each RPK, or yield RPKs increase either as a function of increased capacity, measured in ASKs, or an increase in load factor, measured as increased RPK in relation to available ASKs.

TAM’s competitors’ activities may impact its revenue generation. New airlines entering the market and the ticket pricing policies employed by its competitors can also affect its revenues. Accordingly, TAM is continuously evaluating the number of flights it offers and the size of its fleet.

The following table sets forth TAM’s supply and demand, load factor and domestic and international yields for the periods indicated:

	Year Ended December 31,
	2011	2010	2009
ASKs (millions)	78,416	71,532	64,720
RPKs (millions)	57,654	51,450	44,148
Load factor	73.5%	71.9%	68.2%
Domestic yield in centavos	18.71	19.78	21.60
International yield in centavos	15.55	15.09	14.26

TAM uses revenue per ASK (which we refer to as “RASK”) as one of its key performance indicators because it believes it enables TAM to evaluate the balance between load factor and yield and thereby allows TAM to formulate its strategy regarding pricing more accurately.

Sales taxes and other deductions

TAM deducts the following taxes and tariffs from revenue:

PIS and COFINS

The Programa de Integração Social (Social Integration Program, which we refer to as “PIS”) and the Contribuição para o Financiamento de Seguridade Social (Contribution for the Financing of Social Security, which we refer to as “COFINS”) taxes are federal social contribution taxes assessed on gross operating revenues. In respect of passenger transportation revenues, the applicable rates of PIS and COFINS are 0.65% and 3%, respectively. In respect of cargo transportation and other revenues (except financial income), the applicable rates of PIS and COFINS are 1.65% and 7.60%, respectively (increased from 0.65% and 3% respectively in January 2003 and February 2004). International revenues are exempt from PIS and COFINS.

Separately, TAM Mercosur is required to pay 1% of its revenues arising from on-line ticket sales and cargo sales under a Paraguayan tax referred to as the “assumed income” tax.

ICMS

The Imposto sobre Operações Relativas à Circulação de Mercadorias e sobre Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, ainda que as Operações se Iniciem no Exterior (Tax on the Circulation of Merchandise and Services, which we refer to as “ICMS”) is a value-added state tax on gross operating revenues from the transportation of cargo. ICMS is charged for each stage in the chain of production and sale of products, at rates varying from 4% to 12% (depending on the product and the state where the service is rendered).

ISS

The Imposto Sobre Serviços (Tax on Services, which we refer to as “ISS”) is a municipal tax assessed at rates varying from 2% to 5% of gross operating service revenues. TAM is required to pay ISS.

Operating expenses

The principal components of TAM’s operating expenses include personnel, fuel, depreciation and amortization, maintenance and repairs (excluding personnel), aircraft insurance, take-off, landing and navigational aid charges, leasing of aircraft, engine and equipment under operating leases, third party services, marketing and related expenses and other expenses.

Personnel expenses vary with the number of employees, TAM’s salary policy, collective bargaining agreements and profit-sharing programs, as well as the number of hours flown by all crew members. The base date relating to renegotiations of the collective bargaining agreements with its employees is December of each year. Accordingly, any salary adjustments will be almost fully reflected in the following year.

Fuel expenses vary depending on the international petroleum market and the size and utilization of TAM’s fleet. From 2003 to December 2011, the price of WTI oil, the reference price used internationally to price oil, quoted in dollars, increased 210%, from US$31.85 per barrel to US$98.83 per barrel. In 2008, the price of WTI oil, quoted in dollars, decreased 53.5% from US$95.98 per barrel to US$44.60 per barrel, but increased to US$150 per barrel in the middle of that year. In 2009, the price of WTI oil, quoted in dollars, increased by 71.3% from US$46.34 per barrel to US$79.36 per barrel. However, in 2009, due to the financial crisis and market competition, fare prices were not readjusted. In 2010, the price of WTI oil, quoted in dollars, increased by 15% from US$79.36 per barrel to US$ 91.38 per barrel. In 2010, TAM was able to increase fares in the international market, but due to market conditions it was not able to increase fares in the domestic market. In 2011, TAM was able to increase fares in the international market, but due to market conditions in the first quarter 2011, it was not able to increase fares in the domestic market. In 2011 the increase of WTI oil quoted in dollars was approximately 8%, increasing from US$91.38 to US$98.83 per barrel. Because the price of oil is quoted in US dollars, its fuel expenses are also affected by exchange rate variations. In past years, TAM has succeeded in passing on the increase in fuel prices and exchange rate variations to passengers by increasing its ticket prices, albeit with a delay of several months. However, TAM has entered into derivative transactions to hedge against certain oil price and exchange rate variations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of the TAM 2011 Form 20-F.

In the case of domestic destinations, the price variances are mainly because different states in Brazil apply different rates of value-added tax to fuel (which is not passed on to end consumers for passenger services), requiring TAM to continually adjust its fuel prices to optimize fuel uplift. In the case of international destinations, the price variances reflect movements in the cost of oil on the international petroleum markets (which is itself driven by international commodity price variances), logistic costs and airport taxes on fuel. In both cases, TAM believes that the factors highlighted will continue to drive fuel price variances in the future and, accordingly, that the fuel tanker program will continue to reduce expenses.

TAM implemented the fuel tanker program to reduce expenses by obtaining fuel at lower prices at certain airports. The fuel tanker program operates as follows: if the airport of origin has fuel available at a lower price than at the destination airport, TAM purchases more fuel at the airport of origin, minimizing refueling at the destination airports where fuel is more expensive. The price difference between airports must be significant enough to offset the additional costs incurred from the aircraft consuming more fuel due to its added weight from carrying the extra fuel. TAM’s systems allow it to calculate the reduction in expenses on a daily basis.

Depreciation and amortization expenses principally relate to aircraft, engines, systems and spare parts and vary depending on the useful life of these components.

Maintenance and repair (excluding personnel) expenses consist of corrective and preventive work performed on TAM’s aircraft and flight equipment and include spare parts for aircraft. Generally, these expenses are posted to TAM’s accounts as operating expenses as such parts are utilized, but for maintenance under “power-by-the-hour,” these are posted to TAM’s accounts based on hours flown by its aircraft. Maintenance expenses vary according to the level of utilization of the fleet.

Aircraft insurance expenses increase in proportion to the size of TAM’s fleet, the number of passengers it transports and the number of landings it performs (in addition to the classification of its fleet risk by its insurers). These expenses are also affected by variations in the exchange rate, because TAM purchases insurance in foreign currency. TAM’s operating and finance lease agreements require TAM to keep the relevant aircraft insured.

Take-off, landing and navigational aid charges include aircraft parking and overflight fees and vary according to the volume of TAM’s operations and airfare adjustments established by the Brazilian Federal Airport Infrastructure Company, or INFRAERO, state and international authorities. These expenses are also affected by variations in the exchange rate because international tariffs are charged in foreign currencies.

The expenses incurred in the leasing of aircraft, engine and equipment under operating leases are denominated in foreign currencies and increase in proportion to the size of TAM’s fleet. These expenses are affected by variations in the exchange rate and in LIBOR. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of the TAM 2011 Form 20-F.

Expenses relating to third party services include airport ground-support services (or Global Distribution System, an electronic passenger distribution system, which we refer to as “GDS”) expenses and airport-utilization concession expenses. Third party expenses vary mainly according to the volume of TAM’s operations. Since the implementation of the e-TAM portal in September 2004, TAM’s GDS utilization expenses have been substantially reduced in relation to domestic reservations. During 2011, 83.5% of reservations made through travel agencies (indirect channels) in Brazil were made through the e-TAM portal. In the same period, outside Brazil, 100% of indirect channel reservations were made through GDS.

The principal components of TAM’s marketing and related expenses are: commission for travel and cargo agents, as compensation for the sale of tickets, and cargo shipping (paid directly to the relevant agencies); and other marketing and related expenses, principally credit card administration fees.

Other expenses include those relating to the provision of in-flight services, which vary principally as a function of the volume of passengers TAM carries on domestic and international flights, general administrative expenses, general provisions, delayed flight expenses and crew-related expenses.

Movements in fair value of fuel derivatives

In this line item, the changes in the fair value of fuel derivative instruments are recognized. While TAM uses derivatives to mitigate the economic effects of international petroleum prices, it does not apply hedge accounting for fuel derivatives.

Net finance results

TAM’s finance costs are mainly impacted by the exchange rate variation as most of its liabilities is in foreign currency. The interest expense, another component of the financial expenses, increase according to its outstanding liabilities.

Taxes

IRPJ and CSLL

TAM is subject to the Imposto de Renda Pessoa Jurídica (Income Tax, which we refer to as “IRPJ”) and the Contribuição Social Sobre Lucro Líquido (Social Contribution on Net Income, which we refer to as “CSLL”), which together can require TAM to pay up to 34% of its adjusted net income (referred to as real income). These taxes are divided up as follows: (i) applicable income tax of 15%, (ii) additional income tax of 10% (applicable to that portion of its results that exceeds R$240,000 per year), and (iii) CSLL, which requires that TAM pay 9% of its taxable income.

Non-controlling interest

The government of Paraguay holds a 5.02% equity interest in TAM Mercosur’s capital stock. TAM acquired TAM Mercosur in September 2003. The amounts corresponding to the interest held by the Paraguayan government vary as a function of TAM Mercosur’s results.

In addition, on February 5, 2010, Multiplus carried out an initial public offering. As a result of the public offering, TAM reduced its interest in Multiplus from 100% to 73.17% while maintaining control in the company. On October 10, 2011, as result of capital increase related to the exercise of Multiplus stock options, TAM’s interest in Multiplus was reduced to 73.14%.

Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Revenue recognition - loyalty program

Revenue related to the TAM Fidelidade Program and Multiplus points is deferred based on the number of points currently outstanding and the historical breakage of points in the last 12 months, calculated as the average rate of points left unredeemed over that period. The fair value of points issued to participants when flying with TAM or partnering airlines is determined based on the weighted average of points sold to trading partners and free tickets granted to passengers. Also, the deferral of revenue depends on the estimate of the quantity of points to be cancelled when they expire after two years from the issuance date.

Deferred taxes

TAM recognizes deferred income tax assets and liabilities based on the differences between the carrying amounts shown in the financial statements and the tax basis of the assets and liabilities, using prevailing tax rates. TAM regularly reviews deferred tax assets for recoverability, taking into account historical income generated and projected future taxable income based on a study of technical viability.

Contingencies

TAM is currently involved in various judicial and administrative proceedings. Provisions are recognized for all contingencies in judicial proceedings that represent probable losses (it is probable that resources will be required to settle the obligation, and the amount has been reliably estimated). The probability of loss is evaluated based on the available evidence, including the views of internal and external legal counsel. Management believes that these contingencies are properly recognized in the financial statements.

Financial instruments used to mitigate the risks of variations in jet fuel prices

TAM records the financial instruments used to mitigate the risks of variations in jet fuel prices at their fair market value based on market quotations for similar instruments. Derivative financial instruments are used in order to mitigate the risk against variations in fuel prices.

Year ended December 31, 2011 compared to year ended December 31, 2010

The figures set forth in the table below are expressed in both millions of reais and centavos and have been subject to rounding adjustments. Accordingly, additions or divisions of certain figures may not be an arithmetic aggregation of the totals and the actual sum of percentage variations may differ from those indicated.

	Year ended December 31,
	2011	2010	Variation (%)	2011	2010	Variation (%)	% Net Revenue
							2011
	(in cents of R$ per ASK)			(in millions of R$)
Domestic	7.89	8.21	(3.9)%	6,185.3	5,870.9	5.4%	47.6%
International	4.88	4.59	6.2%	3,823.5	3,284.5	16.4%	29.4%
Cargo	1.50	1.56	(3.6)%	1,176.7	1,112.7	5.8%	9.1%
Other	3.02	2.14	41.3%	2,370.3	1,530.7	54.9%	18.2%
Sales taxes and other deductions	(0.72)	(0.59)	21.9%	(561.3)	(420.1)	33.6%	(4.3)%

Revenue	16.57	15.91	4.2%	12,994.5	11,378.7	14.2%	100.0%
Operating expenses
Cost of services rendered	(11.98)	(11.45)	4.6%	(9,389.1)	(8,190.0)	14.6%	72.3%
Sales expenses	(2.21)	(2.45)	(9.8%)	(1,730.8)	(1,753.7)	(1.3%)	13.3%
General and administrative expenses	(1.14)	(0.64)	78.1%	(897.5)	(458.0)	96.0%	6.9%

Total operating expenses	(15.33)	(14.54)	5.4%	(12,017.4)	(10,401.7)	15.5%	(92.5)%

Operating profit before movements in fair value of fuel derivatives	1.25	1.37	(8.8)%	977.1	977.0	0.0%	7.5%
Movements in fair value of fuel derivatives	0.05	0.05	1.7%	40.8	36.6	11.6%	0.3%

Operating (loss) / profit	1.30	1.42	(8.4)%	1,017.9	1,013.6	0.4%	7.8%
Finance income	3.75	2.48	51.2%	2,941.6	1,774.5	65.8%	22.6%
Finance costs	(5.27)	(2.34)	125.6%	(4,135.8)	(1,672.1)	147.3%	(31.8)%
Derivatives designated as cash flow hedge	(0.01)	—	—	(6.6)	—	—	(0.1)%

Profit (loss) before income tax and social contribution	(0.23)	(1.56)	(115.0)%	(182.9)	1,116.0	—	(1.4)%

Income tax and social contribution	(0.10)	(0.63)	(84.1)%	(78.6)	(447.1)	(82.4)%	(0.6)%

Profit / (loss) after tax (all continuing operations)	(0.33)	0.94	(135.7)%	(261.5)	668.9	—	(2.0)%

Profit / (loss) for the year attributable to:
Non-controlling interest	(0.43)	0.89	—	(335.1)	637.4	—	(2.6)%
Equity holders of TAM	(0.09)	(0.04)	134.6%	73.6	31.5	—	0.6%

Total	(0.33)	0.94	(135.7)%	(261.5)	668.9	—	(2.0)%

Domestic

Domestic passenger revenue increased by 5.4% to R$6,185.3 million in 2011, compared to R$5,870.9 million in 2010. This was due to an 11.4% increase in RPKs, combined with a 5.4% decrease in yield. The decrease in yield in the domestic market reflects dilution caused by: (i) a 4.6% increase in stage length, which is the average distance flown per flight; (ii) an increase in the number of passengers using TAM Fidelidade Program reward tickets; and (iii) an increase in the volume of leisure passengers flying during off peak hours and buying tickets in advance. TAM’s ASK supply increased 9.5%, which increased the load factor by 1.2 percentage points to 68.7%. The combination of these factors caused its RASK to decrease by 4.2% to R$12.2.

International

International passenger revenue increased 16.4% to R$3,823.5 million due to an 8.3% increase in yield in US dollars, while the yield in reais increased 3.1%. The 12.9% increase in international passenger demand, combined with a 9.9% increase in supply, raised its load factor rates by 2.2% to 81.2%, the highest load factor TAM has ever recorded. As a result, TAM’s RASK in US dollars increased 11.3%, while its RASK in reais increased 6.0%.

Cargo

Cargo business increased by 5.8% to R$1,176.7 million in 2011, as a result of an 8.2% increase in TAM’s domestic cargo business and a 3.6% growth in its international cargo business. This increase is related to: (i) the growth of the cargo market, which is linked to economic development; (ii) increase in its overall network, which led to a 21% increase in its passenger revenue; and (iii) its focus on business development (for example TAM launched its new website, which is designed to speed up orders for cargo delivery and shipping services and it created a new terminal in Maceió (AL) that is three times larger than the previous terminal). The new terminal increased TAM Cargo’s air cargo shipping capacity. Additionally, the international market was impacted by the 4.8% depreciation of the real against the US dollar.

Other

Other business increased by 54.9% to R$2,370.3 million in 2011, compared to R$1,530.7 million in 2010, primarily due to a 158.9% increase in Multiplus’ revenue as compared to 2010. As of December 31, 2011, Multiplus’ revenue was R$1,151.7 million. Multiplus was created in 2009, and after its initial public offering, the company increased its corporate governance, dedicating a team to improve sales. At the end of 2011, Multiplus had 190 partner establishments, of which 26 were coalition partners. Of the 26 coalition partners, 12 joined the coalition in 2011. Additionally, since January 1, 2010 points to TAM’s flying customers are issued under the Multiplus loyalty program. Previously, points were issued under the TAM Fidelidade Program.

Sales taxes and other deductions

Sales taxes and other deductions increased by 33.6% to R$561.3 million in 2011 representing 4.1% of the total revenue, compared to R$420.1 million in 2010 representing 3.6% of the total revenue, due to an increase in TAM’s revenues, particularly in revenues from Multiplus which have a higher tax rate than its transportation revenue.

Net Revenue

TAM’s revenue increased by 14.2% to R$12,994.5 million in 2011, compared to R$11,379 million in 2010 due to the increase in passenger, cargo and other revenues described in further detail above. The total RASK increased by 4.2% to R$16.6 in 2011, as a result of the 9.6% increase in total ASKs, combined with the increase of 14.2% in net revenue. TAM’s domestic RASK decreased 4.2% to R$12.2 in 2011 from R$12.7 in 2010. TAM’s international RASK in reais increased by 6.0%, from R$11.9 in 2010 to R$12.6 in 2011.

Operating expenses

Cost of services rendered

Personnel expenses increased by 18.7% to R$ 2,236.3 million in 2011, compared to R$ 1,883.8 million in 2010, primarily due to an increase in the number of employees and an 8.75% increase in wages negotiated in December of 2010.

Fuel expenses increased by 21.3% to R$4,186.9 million in 2011 compared to R$3,451.2 million in 2010, due to a 10.0% increase in the average fuel price per liter paid by TAM in reais, along with a 19.5% increase in the average price of WTI (the average price per barrel of WTI oil was US$79.6 per barrel in 2010 and US$95.1 per barrel in 2011) and a reduction in the average exchange rate, which was R$1.753 in 2010 and R$1.6748 in 2011. The volume of fuel consumed increased by 10.1% due to a 6.8% increase in the number of hours flown and a 1.6% increase in the load factors. The increase was partially offset by a 4.6% increase in the stage length (which is the average distance flown per flight) and the 4.8% depreciation of the real in the same period.

Depreciation and amortization expenses decreased by 2.8% to R$596.7 million in 2011, compared to R$613.7 million in 2010, mainly due to a review of the remaining economic useful life and residual value of flight equipment done in 2010.

Maintenance and repair (excluding personnel) expenses increased by 1.2% to R$619.4 million in 2011, compared to R$612.2 million in 2010, primarily due to the 4.8% depreciation of the real and the 4.6% increase in the stage length, which was partially offset by an increase of ten aircraft in TAM’s fleet and a 6.8% increase in total hours flown.

Aircraft insurance expenses decreased by 10.6% to R$46.5 million in 2011, compared to R$52.0 million in 2010, primarily due to improved market conditions in 2011 compared to 2010 and the 4.8% depreciation of the real. This reduction was partially offset by an increase of ten aircraft in TAM’s fleet, a 9.1% increase in the number of passengers and a 7.9% increase of in the number of landings.

Take-off, landing and navigation aid charges increased by 12.0% to R$682.3 million in 2011, compared to R$609.4 million in 2010, primarily due to a 7.9% increase in the number of landings and a 10.3% increase in kilometers flown in the year. Additionally, TAM expanded in international markets where the take-off, landing and navigation prices are higher, and it was impacted by the increase of take-off and landing charges in the domestic market in force since March 2011. The increase was partially offset by the 4.8% depreciation of the real, which impacted international flights tariffs.

Leasing of aircraft, engine and equipment expenses under operating leases decreased by 6.5% to R$417.9 million in 2011, compared to R$447.1 million in 2010, mainly due to the 4.8% depreciation of the real. This decrease was partially offset by five additional aircraft classified as an operational lease (excluding the ATR-42).

Third party services expenses increased by 25.3% to R$208.8 million in 2011, compared to R$166.7 million in 2010, mainly due to the following increased costs which were directly related to the growth in TAM’s operations: (i) GDS costs which were impacted by the 4.8% depreciation of the real and (ii) the increase in handling costs as a result of the overall increase in its operations.

Other expenses increased by 11.3% to R$394.3 million in 2011, compared to R$353.8 million in 2010, primarily due to the significant increase mainly in commissioner materials, clothing and accessories and hygiene and cleaning.

In line with its strategy of increasing productivity, TAM also intends to achieve an improved RASK minus cost per ASK (which we refer to as “CASK”) spread. To achieve this target, it plans to maintain its new aircraft in its fleet that have a low average age, keep a high daily utilization of its aircraft and renegotiate its small and mid-sized contracts to lower its fixed costs. Joining the Star Alliance has helped TAM reduce the number of internal systems it uses, which lowered its maintenance, service and spare parts costs. TAM is seeking to optimize its maintenance plan by conducting maintenance operations during the night when costs are lower and it is reducing credit card fees by increasing the number of payment methods on its website. TAM is still susceptible to fluctuations in fuel prices, which remain a key factor in its ability to achieve its desired results. Additionally, the exchange rate variation between the Brazilian real and the US dollar has recently begun to fluctuate inconsistently. If the US dollar strengthens significantly against the Brazilian real, TAM’s results may be negatively impacted.

Sales expenses

Personnel expenses decreased by 3.1% to R$239.6 million in 2011, compared to R$247.3 million in 2010, primarily due to a decrease in the number of employees allocated to sales activities and an 8.75% increase in wages negotiated in December of 2010.

Depreciation and amortization expenses increased by 170.6% to R$4.6 million in 2011, compared to R$1.7 million in 2010, mainly due to IT projects concluded during 2011, when amortization started to be recognized.

Leasing of expenses increased by 38.4% to R$10.1 million in 2011, compared to R$7.3 million in 2010, mainly due to the increase in office rentals during 2011.

Third party services expenses increased by 17.5% to R$308.6 million in 2011, compared to R$262.7 million in 2010, mainly due to increase in passenger transportation and consulting services.

Marketing and related expenses increased by 0.3% to R$962.9 million in 2011, compared to R$959.8 million in 2010. However, marketing and related expenses decreased proportionately when compared to TAM’s revenues. This proportional decrease is related to its new assisted sales method for international flights implemented in October 2010. Previously, TAM was responsible for travel agent compensation, but under TAM’s new assisted sales method, travel agent fees for these sales channels in Brazil are now the responsibility of, and paid directly by, passengers at the time of purchase.

Other expenses decreased by 26.5% to R$205.1 million in 2011, compared to R$278.9 million in 2010, primarily due to a decrease in donations in the amount of R$9.3 million, decrease in travelling expenses in the amount of R$6.6 million and other assorted reductions in line with our strategy of management of expenses.

General and administrative expenses

Personnel expenses increased by 11.3% to R$219.7 million in 2011, compared to R$197.3 million in 2010, primarily due to an increase in the number of employees and an 8.75% increase in wages negotiated in December of 2010.

Depreciation and amortization expenses increased by 53.0% to R$129.1 million in 2011, compared to R$84.4 million in 2010, mainly due to IT projects concluded during 2011. These IT projects are being amortized over three years.

Leasing expenses increased by 32.5% to R$22.0 million in 2011, compared to R$16.6 million in 2010, mainly due to IT equipment leased as a part of the projects that were concluded in 2011.

Third party services expenses decreased by 6.2% to R$322.6 million in 2011, compared to R$343.9 million in 2010, mainly due to a decrease in consulting services during 2011, a decrease in maintenance of IT equipment and a decrease in communications services (data transmission), partially offset by costs related to the combination with LAN.

On September of 2010, the Superior Court of Justice confirmed the decision that definitively releases TAM from paying the additional tariff, calculated at 1% of the fare for all regular domestic tickets sold. In light of such event, TAM reverted provision previously recorded of R$364.8 million. Other expenses increased by 13.1% to R$204.2 million in 2011, compared to R$180.6 million in 2010, primarily due to a constitution of provision for losses on inventories and increase of R$11.9 million related to miscellaneous tariffs related to ANAC, Fundo Aeroviário and others.

Operating profit before movements in fair value of fuel derivatives

As a result of the factors described above, TAM’s revenue increased by R$1,615.8 million and its costs increased by R$1,615.8 million. As a result of the offsetting increases in costs and revenues, operating profit before movements in fair value of derivatives remained stable in 2011 compared to 2010.

Movements in fair value of fuel derivatives

Fuel derivatives gains (losses) was a gain of R$40.8 million in 2011, compared to a gain of R$36.6 million in 2010 due to mark to market of its fuel hedge positions where the WTI increased from US$79.6 per barrel in 2010 to US$95.1 per barrel in 2011. As of December 31, 2011, TAM was party to outstanding oil derivatives contracts corresponding to approximately 7.6 million barrels of oil, compared to approximately 6.8 million barrels of oil in 2010. In 2011, TAM recorded assets of R$11 million (derivative assets of R$33 million and derivative liabilities of R$22.2 million) in respect of these contracts as compared to a liability of R$18.5 million in 2010.

Operating profit

Due to the fact that TAM’s operating profit before movements in fair value of fuel derivatives remained stable while its gains on fair value of derivatives increased, its operating profit increased from R$1,013.6 million in 2010 to R$1,017.9 million in 2011.

Net finance income / (costs)

TAM’s net finance loss was R$1,200.8 million in 2011, compared to a net finance gain of R$102.4 million in 2010, principally due to the effect of exchange variations in 2010 and 2011.

Interest income from financial investments increased 27.4% to R$174.2 million in 2011, compared to R$137 million in 2010, principally due to the increase in the average interest rate on its cash investments mainly as a result of the increase in the Certificate of Deposit Intermediate (which we refer to as “CDI”) interest rate.

Exchange variation was a loss of R$900.9 million in 2011, compared to a gain of R$243 million in 2010. This difference is principally related to the weakening of the Brazilian real against the US dollar, which decreased from R$1.67 per US dollar as of December 31, 2010 to R$1.88 per US dollar as of December 31, 2011. Because TAM earns revenues in reais, this exchange variation effectively increased its US dollar-denominated debt from its financial leases.

Interest expenses increased 15.7% to R$481.9 million in 2011, compared to R$416 million in 2010, principally due to the addition of five aircraft classified as financial leases as well as the increase in the LIBOR interest rate to which some of its leases are linked.

Profit (loss) before income tax and social contribution

In 2011 TAM had a loss before taxes of R$182.9 million, while in 2010 it had a profit of R$1,116.0 million. The decrease is mainly due to a net finance loss of R$1,200.8 million in 2011 compared to a net finance gain of R$102.4 million in 2010.

Income tax and social contributions

Income tax and social contributions was R$78.6 million in 2011, compared to R$447 million in 2010. TAM’s effective rate of income tax and social contributions was 42.9% in 2011, compared to 40.1% in 2010. This increase was primarily due to (i) the lower level of interest on own capital paid in 2011 compared to 2010 (interest on own capital is considered a deductible expense for tax purposes) and (ii) the fact that, during 2011, its subsidiaries outside Brazil (mainly the special purpose vehicles used for financing) incurred higher losses in 2011 than in 2010 as result of the depreciation of the real against the US dollar and these losses are not deductible for tax purposes.

Profit / (loss) after tax

As a result of the factors discussed above, TAM recorded a loss after tax (all continuing operations) of R$261.5 million in 2011, compared to a profit of R$669 million in 2010. This was principally due to the weakening of the Brazilian real against the US dollar (R$1.67 per US dollar as of December 31, 2010 and R$1.88 per US dollar as of December 31, 2011).

Year ended December 31, 2010 compared to year ended December 31, 2009

The figures set forth in the table below are expressed in both millions of reais and centavos and have been subject to rounding adjustments. Accordingly, additions or divisions of certain figures may not be an arithmetic aggregation of the totals and the actual sum of percentage variations may differ from those indicated.

	Year ended December 31,
	2010	2009*	Variation (%)	2010	2009	Variation (%)	% Net Revenue
							2010
	(in cents of R$ per ASK)			(in millions of R$)
Domestic	8.21	8.45	(2.8%)	5,870.9	5,468.6	7.4%	51.6%
International	4.59	4.15	10.6%	3,284.5	2,684.0	22.4%	28.9%
Cargo	1.56	1.46	7.5%	1,112.7	936.3	18.8%	9.8%
Other	2.14	1.62	31.9%	1,530.7	1,050.2	45.8%	13.5%
Sales taxes and other deductions	(0.59)	(0.58)	1.7%	(420.1)	(373.6)	12.4%	(3.7%)

Revenue	15.91	15.09	5.4%	11,378.7	9,765.5	16.5%	100%
Operating expenses
Cost of services rendered	(11.45)	(11.15)	2.7%	(8,190.0)	(7,220.9)	13.4%	72.0%
Sales expenses	(2.45)	(2.37)	3.4%	(1,753.7)	(1,532.8)	14.4%	15.4%
General and administrative expenses	(0.64)	(1.24)	(48.4%)	(458.0)	(801.9)	(42.9%)	4.0%

Total operating expenses	(14.54)	(14.76)	(1.5%)	(10,401.7)	(9,555.6)	8.9%	(91.4%)

Operating profit before movements in fair value of fuel derivatives	1.37	0.32	321.1%	977.0	209.9	365.5%	8.6%
Movements in fair value of fuel derivatives	0.05	0.49	(89.6%)	36.6	316.9	(88.5%)	0.3%

Operating (loss) / profit	1.42	0.81	74.1%	1,013.6	526.7	92.4%	8.9%
Finance income	2.48	3.73	(33.4%)	1,774.5	2,412.7	(26.5%)	15.6%
Finance costs	(2.34)	(1.61)	45.3%	(1,672.1)	(1,041.4)	60.6%	(14.7%)

Profit / (loss) before income and social contribution	1.56	2.93	(46.8%)	1,116.0	1,898.0	(41.2%)	9.8%
Income tax and social contribution	(0.63)	(1.00)	(37.7%)	(447.1)	(649.5)	(31.2%)	(3.9%)

Profit / (loss) after tax (all continuing operations)	0.94	1.93	(51.5%)	668.9	1,248.5	(46.4%)	5.9%

Attributable to
Non-controlling interest	0.04	0.00	—	31.5	1.7	1,774.5%	(0.3%)
Equity holders of TAM	0.89	1.93	(53.7%)	637.4	1,246.8	(48.9%)	5.6%

Total	0.94	1.93	(51.5%)	668.9	1,248.5	(46.4%)	5.9%

Domestic

Domestic passenger revenue increased by 7.4% to R$5,870.9 million in 2010, compared to R$5,468.6 million in 2009. This was due to a 17.2% increase in RPKs, combined with an 8.4% decrease in yield. The yield reduction in the domestic market reflects dilution caused by: (i) a 6.5% increase in stage length, which is the average distance flown, per flight; (ii) an increase in the number of passengers using TAM Fidelidade Program reward tickets; and (iii) an increase in the volume of leisure passengers flying during off-peak hours and buying tickets in advance. The increase in load factors and the volume of leisure passengers supports the success of a marketing campaign that TAM started in August, that contributed to a change in the mix of domestic passengers that it believes will become increasingly relevant. TAM believes that this demographic has significant potential for business growth, as the Brazilian middle class has grown considerably in recent years and is expected to continue growing. TAM’s supply in ASKs rose 13.5%, increasing the load factor by 2.1%, to 67.5%. The combination of these factors caused its RASK to decrease by 4.7% to R$12.7.

International

International passenger revenue increased 22.4% to R$3,284.5 million due to a 20.1% increase in yield in dollars, while the yield in reais rose 5.8%. The increase in international passenger demand, combined with a 6.0% increase in supply, raised its load factor rates by 6.6 percentage points to 79.0% for the year, the highest load factor TAM has ever recorded. As a result, TAM’s RASK in dollars rose 31.0%, while its RASK in reais rose 15.4%.

Cargo

Cargo business increased by 18.8% to R$1,112.7 million in 2010, as a result of a 14.3% increase in TAM’s domestic cargo business and a 20.8% growth in its international cargo business, despite the appreciation of the real by 11.9% when comparing the average value of the real in each of 2009 and 2010.

This increase is related to: (i) the growth of the cargo market, which is linked to economic development, (the world crisis impacted its 2009 figures); (ii) increase in its overall network, which resulted in a 12% increase in its passenger revenue; and (iii) its focus on business development. In 2010, TAM recorded a 28% growth in the total weight of cargo carried in both the domestic and international markets when compared to 2009.

Other

Other business increased by 45.8% to R$1,530.7 million in 2010, compared to R$1,050 million in 2009, primarily due to the creation of Multiplus, which generated R$444.9 million in revenue from the redemption of points, and a 42.3% increase in other revenues, including expired tickets. Multiplus began operations in 2010.

Sales taxes and other deductions

Sales taxes and other deductions increased by 12.4% to R$420.1 million in 2010, compared to R$374 million in 2009 due to due to an increase in its revenues.

Net Revenue

TAM’s revenue increased by 16.5% to R$11,379 million in 2010, compared to R$9,766 million in 2009 due to the increase in passenger, cargo and other revenues. The total RASK increased by 5.4% to R$15.9 in 2010, as a result of the 10.5% increase in total ASKs, combined with the decrease in net revenue. TAM’s domestic RASK decreased 4.7% to R$12.7 in 2010 from R$13.3 in 2009. TAM’s international RASK increased by 15.4%, from R$10.3 in 2009 to R$11.9 in 2010.

Operating expenses

Cost of services rendered

Personnel expenses increased by 16.3% to R$1,883.8 million in 2010, compared to R$1,619.3 million in 2009, primarily due to the increase in the number of employees in 2010 compared to 2009 and the 6.5% increase in wages. The increase in the number of employees is related to the growth of its operations, which grew 10.5% in 2010 compared to 2009. TAM mainly increased the number of ground airport employees and flight crew, which it believes supports its high levels of customer service and customer satisfaction.

Fuel expenses increased by 25.9% to R$3,451.2 million in 2010 compared to R$2,741.3 million in 2009, due to a 12.4% increase in the average fuel price per liter, an increase of 28.3% in the average price of fuel related to the increase in the average price per barrel of WTI oil, which was US$79.4 per barrel in 2009 and US$91.4 per barrel in 2010. The volume of fuel consumed grew by 11.9% due to an increase of 10.6% in the number of flown hours and a 3.7 percentage point increase in the load factors, which increased carried weight. The increase was partially offset by an increase of 3.9% in the stage length (which is the average distance flown, per flight) and by the appreciation of the real by 11.9% in the same period.

Depreciation and amortization expenses increased by 17.6% to R$613.7 million in 2010, compared to R$521.9 million in 2009, mainly due to 13 new aircraft placed into service which are classified as capital leases.

Maintenance and repairs (excluding personnel) expenses decreased by 4.4% to R$612.2 million in 2010, compared to R$640.4 million in 2009, primarily due to the appreciation of the real by 11.9% and an increase of 3.9% in the stage length, which was partially offset by a 14 aircraft increase in its fleet (excluding ATR-42) and a 10.6% increase in total flown hours.

Aircraft insurance expenses decreased by 18.4% to R$52.0 million in 2010, compared to R$63.7 million in 2009, primarily due to improved market conditions in 2010 compared to 2009 and the appreciation of the real by 11.9%. This reduction was partially offset by a 14 aircraft increase in its fleet (excluding ATR-42), the growth of 13.6% in the number of passengers and an increase of 6.5% in the number of landings.

Take-off, landing and navigation aid charges increased by 4.0% to R$609.4 million in 2010, compared to R$585.9 million in 2009, primarily due to a 6.5% increase in the number of landings and a 10.6% increase in kilometers flown in the year, along with its expansion in international markets where prices are higher. The increase was partially offset by the appreciation of the real by 11.9%, which impacted international flights tariffs.

Leasing of aircraft, engine and equipment expenses under operating leases decreased by 14.9% to R$447.1 million in 2010, compared to R$525.2 million in 2009, mainly due to the appreciation of the real by 11.9%. This decrease was partially offset by two additional aircraft classified as an operational lease (excluding the ATR-42).

Third party services and other expenses remained relatively stable for 2010 and 2009.

In line with its strategy of increasing productivity, TAM also intends to achieve an improved RASK minus CASK spread. To achieve this goal, TAM plans to increase its fleet, the daily utilization of its aircraft and renegotiate its small and mid-sized contracts to lower its fixed costs. Joining the Star Alliance has helped TAM reduce the number of internal systems it uses, which lowered its maintenance, service and spare parts costs. TAM is seeking to optimize its maintenance plan by conducting maintenance operations during the night when costs are lower and it is reducing credit card fees by increasing the number of payment methods on its website. TAM is still susceptible to fluctuations in fuel prices, which remains a key factor in its ability to achieve its desired results. Additionally, the exchange rate variation between the Brazilian real and the US dollar has recently begun to fluctuate inconsistently. If the US dollar strengthens significantly against the Brazilian real, TAM’s results may be negatively impacted.

Sales expenses

Personnel expenses increased by 34.5% to R$247.3 million in 2010, compared to R$183.9 million in 2009, primarily due to the increase in the number of sales airport employees in 2010 compared to 2009 and the 6.5% increase in wages. The increase in the number of employees is related to the growth of our operations, which grew 10.5% in 2010 compared to 2009.

Depreciation and amortization expenses increased by 13.3% to R$1.7 million in 2010, compared to R$1.5 million in 2009.

Third party services expenses decreased 12.8% to R$ 262.7 million compared to R$301.1 million in 2009, reflecting economies of scale pursuant to its internal efforts to reduce costs. The main reductions are related to consultant’s fees and IT services.

Marketing and related expenses increased by 12.3% to R$959.8 million in 2010, compared to R$854.7 million in 2009. However, when compared to its revenues, marketing and related expenses proportionately decreased. Marketing and related expenses per ASK increased by 1.6%. The increase in marketing expenses relates to TAM’s new marketing retail campaign that it launched in August 2010. This retail campaign includes selling tickets at Casas Bahia, marketing and selling new products and the production of a new advertising campaign with the singer, Ivete Sangalo. TAM believes that the increase in its domestic load factor supports this campaign’s success.

Other expenses increased by 53.1% to R$278.9 million in 2010, compared to R$182.2 million in 2009, primarily due to an increase in provision for bad debt in the amount of R$68.0 million.

General and administrative expenses

TAM’s general and administrative expenses decreased by 42.9% to R$458.0 million in 2010, compared to R$801.9 million in 2009. This decrease is mainly due to the reversal of provision for additional tariff in the amount of R$364.8 in 2010 offset by an increase in third party services due to costs associated with the due diligence period related to the combination with LAN.

Personnel expenses increased by 8.5% to R$197.3 million in 2010, compared to R$181.9 million in 2009, primarily due to the increase in the number of employees in 2010 compared to 2009 and the 6.5% increase in wages.

Depreciation and amortization expenses increased by 6.8% to R$84.4 million in 2010, compared to R$79.0 million in 2009, mainly due to IT projects concluded during the year.

Lease expenses and third party services remained relatively stable for 2010 and 2009.

TAM’s expenses related to the tariff surcharge, previously provisioned at a monthly rate of 1.0% of its domestic airfare revenues, decreased as a result of the Superior Tribunal de Justiça’s decision to definitively release TAM from paying the tariff surcharge. In light of this decision, TAM reversed the provision of R$585.9 million (R$439.4 million net of income tax and social contribution) it had collected from June 2001 through August 2010. Of that amount, R$364.8 million has been recognized in the statement of income in the operating expenses line.

Other expenses decreased by 12.7% to R$180.6 million in 2010, compared to R$206.9 million in 2009, primarily due to decrease in provision for contingencies.

Operating profit before movements in fair value of fuel derivatives

As a result of the factors described above, TAM’s revenue increased R$1,613.2 million and its costs increased R$846.0 million. As a result of the greater increase in revenue, its operating profit before movements in fair value of derivatives increased by R$767.1 million in 2010 compared to 2009.

Movements in fair value of fuel derivatives

Fuel derivatives gains (losses) was a gain of R$37 million in 2010, compared to a loss of R$317 million in 2009. TAM ended 2010 with an unrealized net gain on financial instruments of R$207.2 million due to mark to market of its fuel hedge positions, where the WTI increased from US$ 79.4 per barrel in the end of 2009 to US$ 91.4 per barrel in the end of the 2010. The realized loss on financial instruments of 2010 amounted R$170.3 million due to the variation in the price of WTI compared to average strike prices.

Operating profit

Due to the fact that TAM’s operating profit before movements in fair value of fuel derivatives increased by R$767.1 million and its gains on fair value of derivatives decreased by R$280.3 million, its operating profit increased from R$526.7 6 million in 2009 to R$1,013.6 million in 2011.

Net finance income / (costs)

TAM’s net finance income was R$102 million in 2010, compared to income of R$1.4 million in 2009, principally due to the effect of exchange variations in 2009 and 2010.

Interest income from financial investments increased 66.5% to R$137 million in 2010, compared to R$82 million in 2009, principally because TAM held less cash amounts on average during the year and received a lower average interest rate on that cash. As of December 31, 2010, TAM’s financial investments amounted to R$1,405 million, compared to R$1,011 million as of December 31, 2009.

Exchange variation was a gain of R$243 million in 2010, compared to an expense of R$1,722 million in 2009. This decrease principally relates to the strengthening of the Brazilian real against the US dollar (R$1.74 per US dollar as of December 31, 2009 and R$1.67 per US dollar as of December 31, 2010). This increase mainly impacted the capital leases on its balance sheet that are denominated in US dollars.

Interest expenses decreased 1.3% to R$416 million in 2010, compared to R$422 million in 2009, principally due to the reduction in LIBOR, which impacts the capital leases on its balance sheet.

Profit (loss) before income tax and social contribution

In 2010 TAM had a profit before taxes of R$1,116.0 million compared to R$1,898.0 million in 2010. This decrease is due to R$102.4 million in net finance income in 2010 compared R$1,371.3 million in net finance income in 2009. This decrease was partially offset by a R$486.9 million increase in its operating profit.

Income tax and social contributions

Income tax and social contributions was R$447 million in 2010, compared to R$649.5 million in 2009. TAM’s effective rate of income tax and social contributions was 40.1% in 2010, compared to 34.2% in 2009. This increase was primarily due to certain tax losses recorded by its subsidiaries, for which tax credits are not recorded.

Profit / (loss) after tax

As a result of the factors discussed above, TAM recorded a profit after tax (all continuing operations) of R$669 million in 2010, compared to a profit of R$1,249 million in 2009. This was principally due to the strengthening of the Brazilian real against the US dollar (R$1.74 per US dollar as of December 31, 2009 and R$1.67 per US dollar as of December 31, 2010).

Liquidity and Capital Resources

TAM believes that its liquidity position exceeds the minimum required to sustain its business adequately, and its working capital is sufficient for its present requirements. TAM also believes that additional sources of liquidity are available to it, if they are needed, through bank facilities or through its access to debt markets.

TAM increased its current liquidity ratio by 8% between December 31, 2010 and December 31, 2011, and increased its liquidity ratio by 5.1% between December 31, 2009 and December 31, 2010, in both cases primarily due to the impact of the PIS and COFINS credit. In 2011, TAM reviewed the criteria used to determine PIS and COFINS credits by reviewing the tax rules and using legal opinions from independent tax advisors. TAM determined that its subsidiary should recognize the PIS and COFINS credit for certain purchases based on the relationship between revenue subject to the cumulative and non-cumulative regimes. TAM’s liquidity ratio is calculated by dividing current assets by current liabilities.

In order to manage its liquidity, TAM reviews its cash and cash equivalents, financial investments, accounts receivables and short term borrowings. TAM’s accounts receivables are affected by the timing of its receipt of credit card revenues and travel agency invoicing. Customers purchasing tickets using credit cards have the option to pay the ticket price in installments, typically over a 70-day period. TAM does not take credit risk on customers’ credit card receivables because, pursuant to the terms of its agreements with credit card companies, the credit card companies are required to pay TAM on each of the customer’s payment dates, regardless of whether the customer paid the credit card company. As of December 31, 2011, TAM had R$2,335 million in cash and cash equivalents and financial investments (financial assets at fair value through profit or loss) and R$1,819 million in accounts receivables, compared to R$2,419 million and R$2,086 million in cash and cash equivalents and financial investments (financial assets at fair value through profit or loss) and R$1,557 million and R$1,122 million in accounts receivables as of December 31, 2010 and 2009, respectively.

In January 2009, TAM, along with its key counterparties, began restructuring its existing derivative hedging transactions. As of December 31, 2008, due to the significant drop in the price of a barrel of oil, as set by the WTI, the market value of these transactions resulted in a loss of R$1,273 million. Through restructuring, TAM was able to spread out the maturity dates of these transactions. This allowed TAM to extend the life of the derivatives, but keep the other terms largely the same. The restructuring reduced disbursements by approximately US$75 million through December 31, 2010.

As of December 31, 2011, TAM’s current borrowings used to finance its working capital needs totaled R$947 million, compared to R$600 million as of December 31, 2010. As of December 31, 2011, 99% of its borrowings were denominated in foreign currencies, including its Import Financing (which we refer to as “FINIMP”) and financing of pre-delivery payments. TAM’s Industrial Funding (which we refer to as “FINEM”) agreements were denominated in reais and represented 0.02% of its total borrowings as of December 31, 2011, compared to 3% as of December 31, 2010. As of December 31, 2011, its FINIMP agreements represent 74% of its borrowings, compared to 87% as of December 31, 2010.

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

	Fair value			Carrying value
	December 31 2011	December 31, 2010	December 31, 2009	December 31 2011	December 31, 2010	December 31, 2009
Current
Finance lease obligations	707,696	567,419	497,147	707,696	567,419	497,147
Senior notes	33,355	25,477	12,064	32,004	24,350	13,040
Borrowings	912,668	581,323	523,989	947,110	600,382	458,602
Debentures	319,009	399,604	281,738	311,190	379,942	275,896

	1,972,728	1,573,823	1,314,938	1,998,000	1,572,093	1,244,685

Non-current
Finance lease obligations	4,622,142	4,190,502	4,023,798	4,622,143	4,190,504	4,023,798
Senior notes	2,100,761	1,030,287	949,846	2,038,214	984,707	1,026,685
Borrowings	9,643	14,193	44,202	10,046	14,658	38,686
Debentures	527,319	627,873	853,256	496,253	596,979	835,568

	7,259,865	5,862,855	5,871,102	7,166,656	5,786,848	5,924,737

Cash position and liquidity

The following table provides a summary of TAM’s cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2011, 2010 and 2009 and its total cash position as of December 31, 2011, 2010 and 2009.

	Year Ended December 31,
	2011	2010	2009
Net cash generated from operating activities	625,902	636,801	191,103
Net cash used in investing activities	(488,801)	(379,243)	(480,918)
Net cash used / (provided) in financing activities	(499,240)	(320,510)	693,202

Cash and cash equivalents at the beginning of the year	1,012,220	1,075,172	671,785
Cash and cash equivalents at the end of the year	650,080	1,012,220	1,075,172

Net cash generated from operating activities

Year ended December 31, 2011 compared to year ended December 31, 2010

Net cash generated from TAM’s operating activities remained relatively stable, decreasing R$10.9 million to R$625.9 million for the year ended December 31, 2011 from R$636.8 million for the year ended December 31, 2010. The decrease in cash flow generated from operating activities is mainly the result of the following factors:

•

Cash generated from operations before payment of income taxes and interest increased R$328.7 million to R$1,331.1 million for the year ended December 31, 2011, from R$1,002.4 million for the year ended December 31, 2010, mainly due to the following factors:

•	On December 29, 2011 Bank Itaucard S.A. (which we refer to as “Itaucard”) paid TAM R$200 million for the right to offer, distribute and market the Itaucard credit card to TAM’s customers nationwide.

•

During the year ended December 31, 2011 TAM reduced its cash used to invest in short-term financial assets by R$119.5 million from an amount of R$396.7 million used in 2010 to an amount of R$277.2 million used in 2011.

•

Excluding the effects of the cash received from Itaucard and the investments of cash used to invest in short-term financial assets the cash flow generated from operating activities remained relatively stable with an increase of R$9.2 million to R$1,408.3 million in 2011 from R$1,399.1 million in 2010. The main factors that resulted in TAM’s cash flow from operating activities being stable in 2011 compared to 2010 are the same factors that resulted in TAM’s operating profit also remaining flat in 2011 compared to 2010 at the amounts of R$977.1 million and R$977.0 million, respectively. The factors explaining the changes in TAM’s results from operations in 2011 compared to 2010 are presented “—Operating Results—Year ended December 31, 2011 compared to year ended December 31, 2010” above.

•

In 2011 TAM paid R$358.4 million in interest, compared to R$282.0 million in 2010, which was a R$76.4 million increase. This increase is mainly the result of the devaluation of the Brazilian real during the period requiring TAM to pay additional Brazilian reais when paying interest on TAM’s foreign-currency denominated debt, such as TAM’s finance lease liabilities. This was also due to the increase in TAM’s total indebtedness from R$7,358.9 million as of December 31, 2010 to R$ 9,164.6 million as of December 31, 2011.

•	In 2011 TAM paid R$263.2 million in additional income taxes due to increased Multiplus operations.

Year ended December 31, 2010 compared to year ended December 31, 2009

Net cash generated from TAM’s operating activities increased R$445.7 million to R$636.8 million for the year ended December 31, 2010 from R$191.1 million for the year ended December 31, 2009. The increase in cash flow generated from operating activities is mainly the result of the following factors:

•

An increase in cash flows from operating activities before payment of interest and income taxes of R$415.3 million mainly which is in line with the variation on TAM’s operating profit before movements in fair value of fuel derivatives, which increased by R$402.2 million to R$612.1 million in 2010 (excluding the non-cash impact of the reversal of provision for additional tariff of R$364.9 million) from R$209.9 million in 2009. The change in TAM’s cash flow from operating activities excluding the gain for the additional tariff is primarily due to the same factors explaining the changes in TAM’s operating profit described above.

•

In 2010 TAM’s interest payments decreased R$30.6 million to R$282.0 million in 2010 from R$312.6 million in 2009. This is principally due to the appreciation of the Brazilian real, which led to a reduction in the amount of Brazilian reais used to pay interest in TAM’s foreign-currency denominated debt, such as TAM’s finance lease liabilities.

Net cash used in investing activities

Year ended December 31, 2011 compared to year ended December 31, 2010

Net cash used in investing activities increased from R$379 million in the year ended December 31, 2010 to R$489 million in the year ended December 31, 2011, an increase of R$110 million. This increase was primarily due to R$416 million in pre-delivery payments in 2011 compared to R$216 million in 2010. The increase was partially offset by the one-time R$98 million cash payment to purchase assets related to TAM Milor - Táxi Aéreo, Representações, Marcas e Patentes S.A. (which we refer to as “TAM Milor”) in 2010.

Year ended December 31, 2010 compared to year ended December 31, 2009

Net cash used in investing activities decreased from R$481 million in the year ended December 31, 2009 to R$379 million in the year ended December 31, 2010, a decrease of R$102 million. This decrease was primarily due to (i) R$250 million reduction in cash outflows in 2010 compared to 2009 for the purchase of property, plant and equipment, as a result of TAM’s financing of flight equipment through FINIMP and the fact that TAM acquired less property, plant and equipment in cash, (ii) the decrease was also partly due to a reduction in TAM’s cash outflows to invest in restricted cash of R$61 million. Those reductions in cash outflows were offset by: (i) an increase in cash used to purchase assets related to TAM Milor, including the TAM trademarks for R$98 million, (ii) a increase in cash outflows for pre-delivery payments in 2010 for a net of R$ 66 million because, in 2009, pre-delivery payments were financed or reapplied to other aircraft and, accordingly, no pre-delivery payment cash transaction occurred in 2009, and (iii) an reduction of cash reimbursements of deposits in guarantee of R$45 million.

Net cash used / (provided) in financing activities

Year ended December 31, 2011 compared to year ended December 31, 2010

Net cash used in financing activities was R$499 million in the year ended December 31, 2011 compared to net cash used in financing activities of R$320 million in the year ended December 31, 2010. The net cash used in financing activities in 2011 principally related to (i) payment of dividends in amount of R$205 million by TAM, Multiplus and TAM Mercosur, (ii) payment of financing liabilities in the amount of R$1,015 million, (iii) Multiplus capital reduction in the amount of R$161 million (iv) cash proceeds from a bond issuance equal to R$777 million and (v) cash inflows upon obtaining new financing liabilities in the amount of R$101 million. The net cash used in financing activities in 2010 principally related to (i) payment of dividends in amount of R$242 million, (ii) payment of financing liabilities in the amount of R$881 million, (iii) cash proceeds (net of related expenses) from Multiplus’ initial public offering in an amount equal to R$657 million; (iv) cash proceeds of R$73 million upon TAM’s capital increase in connection with the acquisition of assets of TAM Milor and (v) cash inflows upon obtaining new financing liabilities in the amount of R$70 million.

Year ended December 31, 2010 compared to year ended December 31, 2009

Net cash used in financing activities was R$320 million in the year ended December 31, 2010 compared to net cash provided by financing activities of R$693 million in the year ended December 31, 2009. The net cash used in financing activities in 2010 principally related to: (i) payment of dividends in amount of R$242 million, (ii) payment of financing liabilities in the amount of R$881 million, (iii) cash proceeds (net of related expenses) from Multiplus’ initial public offering in an amount equal to R$657 million; (iv) cash proceeds of R$73 million upon TAM’s capital increase in connection with the acquisition of assets of TAM Milor and (v) cash inflows upon obtaining new financing liabilities in the amount of R$70 million. In 2009 the net cash generated from financing activities was substantially represented by debentures and senior bonds issued in the amount of R$593 million and R$503 million, respectively, and new financing in the amount of R$237 million, net of payments of leases and financings in the amounts of R$567 million and R$71 million, respectively.

Sources of financing

TAM typically finances its aircraft through lease transactions. Although it believes that debt and/or operating/finance leasing shall be available for its future aircraft to be delivered, TAM cannot guarantee that it will be able to obtain resources on terms that are attractive to it, if at all. To the extent that TAM cannot secure financing, it may be required to modify its aircraft acquisition plans or incur higher financing costs. TAM expects to continue to finance its working capital requirements using its available cash and cash flows from its operating activities, supplemented as necessary by short term credit lines and the debt markets.

Indebtedness

As of December 31, 2011, TAM’s total liabilities were R$13,861 million compared to R$11,870 million as of December 31, 2010. TAM’s total liabilities consisted of (i) R$5,246 million in current liabilities (compared to R$4,994 million in 2010), of which R$1,472 million was deferred income, R$27 million was derivative financial instruments, R$646 million was related to trade and other payables, R$1,998 million was financial liabilities, R$197 million was related to other current liabilities and R$414 million was taxes, charges and contributions, and (ii) R$8,615 million in non-current liabilities, of which R$7,167 million was represented by financial liabilities, R$271 million was from provisions, R$208 million was represented by deferred income, R$44 million was represented by derivative financial instruments and R$440 million was represented by other non-current liabilities.

TAM has FINIMP-type lines of credit with financial institutions to help it finance its acquisition of aircraft parts. As of December 31, 2011, its FINIMP-type contracts totaled R$713 million, compared to R$507 million as of December 31, 2010, with guarantees of promissory notes in the amounts of US$18.7 million and US$13.9 million for the next period.

TAM has finance lease agreements for the leasing of aircraft, engines and computer equipment. As of December 31, 2011, the outstanding balance of such finance lease agreements was R$5,330 million, compared to R$4,758 million as of December 31, 2010. The increase in its outstanding balance of finance lease agreements was largely due to changes in the exchange rate of reais to US dollars, which increased its leasing obligations denominated in US dollars.

TAM L.A. has a US$50 million credit facility with the International Finance Corporation. In December 2005, TAM L.A. entered into an agreement with International Finance Corporation to finance up to

US$33 million in pre-delivery payments to Airbus for firm order aircraft scheduled for delivery in 2010. The full US$33 million was guaranteed by TAM. As of December 31, 2011, TAM had R$3 million outstanding under this facility, compared to R$7 million outstanding as of December 31, 2010.

TAM L.A. also has, at December 31, 2011, outstanding FINEM agreements for machinery and equipment in the aggregate amount of approximately R$0.2 million with the National Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES). The guarantees are mortgages of assets and accounts receivables.

In 2006, TAM became the first Brazilian airline to register a program for the issuance of debentures with the CVM. In August 2006, TAM offered R$500 million in principal amount of debentures pursuant to this program. The final maturity date of these debentures is August 2012, with one third of the aggregate principal amount amortizing in each of 2010, 2011 and 2012. The terms of the debentures provide that TAM must pay interest semi-annually in an amount equal to 104.5% of CDI.

In April 2007, TAM Capital issued US$300 million 7.375% senior notes due 2017. The notes are unconditionally guaranteed, on a senior unsecured basis, by TAM and TAM L.A., and are listed on the Euro MTF market of the Luxembourg Stock Exchange. On December 18, 2007 TAM completed an exchange offer pursuant to which holders of 99.2% of the notes issued on April 25, 2007 exchanged their notes for new notes that were registered under the United States Securities Act of 1933, as amended, and otherwise carried identical terms.

In July 2009, TAM L.A. issued R$600 million in principal amount of secured debentures that mature in July 2013. Beginning in July 2010, the principal amortizes quarterly, and from August 2009 through maturity, interest on the debentures is payable monthly at a rate equivalent to 126.5% of the CDI.

In October 2009, TAM Capital 2 concluded an offering of US$300 million 9.5% senior notes due 2020. The notes are guaranteed by TAM and TAM L.A.. Interest is payable semi-annually and the maturity date is January 29, 2020.

On June 3, 2011, TAM Capital 3 Inc. concluded an offering of US$500 million senior guaranteed notes due 2021. The notes are guaranteed by TAM and TAM L.A.. Interest is payable semi-annually and the maturity date June 3, 2021.

The interest rates related to TAM’s real-denominated indebtedness are typically indexed to TJLP or CDI, and the interest rates related to its US dollar denominated indebtedness are typically indexed to LIBOR. For a more detailed description of the interest rates associated with its indebtedness, see Note 15 of its consolidated annual financial statements for the years ended December 31, 2011, 2010 and 2009.

Research and Development, Patents and Licenses, etc.

TAM holds or has filed registration applications for 229 trademarks before the Instituto Nacional da Propriedade Industrial, or INPI, the body with jurisdiction for registering trademarks and patents in Brazil, and 74 trademarks before the bodies with jurisdiction for registering trademarks in other countries in the Americas, Europe and Asia in which TAM operates. Currently, TAM is facing no third party challenges to these applications.

TAM Marília owned the “TAM” trademark from its incorporation until September 2004 when TAM Marília underwent a spin-off which resulted in the creation of TAM Milor. TAM’s trademark (and other trademarks related thereto) was transferred to TAM Milor. Both TAM Marília and TAM Milor are companies controlled by the Amaro Family. Until March 10, 2005, the relationship TAM, and its subsidiaries, TAM Viagens and TAM Mercosur, had with TAM Milor did not provide for any compensation for their use of the TAM trademarks and was subject to revision at any time. In order to protect the use of TAM’s trademark on an appropriate legal and commercial basis, on March 10, 2005, TAM, TAM Milor, TAM L.A., TAM Viagens and TAM Mercosur entered into a License for Use of Trademark Agreement, pursuant to which TAM Milor granted the other parties a license to use the “TAM” trademark in exchange for a monthly compensation or royalty payment. On July 13, 2010, TAM’s Board of Directors approved the acquisition of TAM Milor, through its subsidiary TLA, by acquiring all of the shares of TAM Milor held by individuals that are also shareholders of TAM. On March 1, 2011, TAM Milor was merged into TAM L.A.

Besides these trademarks and patents, TAM has also conducted research and development to improve its business. It has internally developed e-TAM portal, a tool that integrates its entire sales chain, from the time of reservation until boarding of the aircraft.

Trend Information

Historically, demand growth in Brazil’s domestic aviation market has a strong correlation and elasticity with the country’s GDP growth. In 2010, TAM observed a new trend in its passenger’s profile. It believes many of its new airline passengers have transitioned to TAM from bus travel, especially travelers previously covering more than 800 kilometers on bus. To help target this new passenger profile, in August 2010, TAM launched a new retail campaign, that includes selling tickets at Casas Bahia, marketing and selling new products, and the production of a new advertising campaign with the singer, Ivete Sangalo. TAM started this retail campaign because it believes that much of its growth over the next years will come from middle class Brazilians flying for the first time. In 2011, demand for passenger aircraft travel remained strong, driven by both passengers flying for business purposes, as well as for leisure. Also in 2011, TAM launched the second phase of the same marketing campaign and placed kiosks to sell tickets in the subway stations in São Paulo and Rio de Janeiro.

As a result of the combination of projected Brazilian GDP growth and an expected increase in new passengers, TAM estimates that the domestic market demand will grow between 8% and 11% in 2012. It believes that the commercial aviation segment will continue to grow in 2012 as Brazilian GDP continues to increase and new passengers continue to take to airplane trips. It believes that its seat capacity growth will increase up to 2% in 2012 in the domestic market and between 1% and 3% in the international market. TAM does not expect to open new routes in 2012, but it will work to increase the efficiency on existing flights and increase the frequency of flights on some international routes. TAM expects to have an average load factor of 72% to 74% in the domestic segment and 83% to 85% in the international segment. TAM expects trips to and from Brazil will continue be in high demand this year, especially considering Brazil’s continued importance in the global economy. In the domestic market, TAM believes that the increase in the number of passengers, which began a couple of years ago, will continue. To benefit from this demand TAM will continue to invest in projects aimed at reaching all market segments, particularly the retail segment, which it believes will record the highest growth rate.

Off-balance Sheet Arrangements

TAM’s operating lease obligations are not reflected in its balance sheets. TAM has no other off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The table below analyzes TAM’s contractual obligations into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include interest.

Non-derivative financial liabilities	Less than 1 year	Between 1 and 2 years	Between 3 and 5 years	More than 5 years	Total	Effect of discounting	Carrying value
As of December 31, 2011
Finance lease obligations	816,750	1,488,034	1,689,975	1,865,986	5,860,745	(530,906)	5,329,839
Borrowings	979,176	3,986	3,714	5,029	991,905	(34,749)	957,156
Debentures	371,321	325,726	376,541	—	1,073,588	(266,145)	807,443
Senior notes	169,708	339,414	1,051,956	1,902,223	3,463,301	(1,393,083)	2,070,218
Other(1)	1,118,768	—	—	—	1,118,768	—	1,118,768
Refinanced taxes payable under Fiscal Recovery Program	47,142	96,072	180,953	722,657	1,046,824	(563,506)	483,318

(1)	The amount is recorded under Suppliers and Salaries and social charges.

TAM believes that its operational cash generation and lines of credit with financial institutions and leasing agents will enable TAM to honor its current contractual and financial commitments. TAM believes that prudent liquidity risk management should entail maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of TAM’s businesses, its treasury maintains flexibility in funding by maintaining availability under committed credit lines.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The Unaudited Pro Forma Condensed Combined Balance Sheet at December 31, 2011 combines the historical consolidated balance sheets of LAN and TAM, giving effect to the proposed combination as if it had been consummated on December 31, 2011. The Unaudited Pro Forma Condensed Combined Statements of Income for the year ended December 31, 2011 combine the historical consolidated statements of operations of LAN and TAM, giving effect to the proposed combination as if it had been consummated on January 1, 2011, the beginning of the year presented.

The historical consolidated financial statements of TAM have been translated into US dollars and adjusted to reflect certain reclassifications in order to conform to LAN’s financial statement presentation.

The Unaudited Pro Forma Condensed Combined Financial Information was prepared using the purchase method of accounting with LAN treated as the acquirer of TAM. In connection with the exchange offer and the mergers, LAN will issue its common shares in exchange for all of the outstanding common and preferred shares of TAM, therefore entitling LAN to substantially all of the economic benefits that will be generated by the LATAM Group and also, consequently, exposing it to substantially all the risks incidental to the operations of TAM. This exchange aligns the economic interests of LAN and all of its shareholders, including the TAM controlling shareholders, therefore ensuring that the shareholders and directors of TAM will have no incentive to exercise their rights in a manner that is beneficial to TAM but detrimental to LAN. Further, all significant actions required for the operation of the airlines require the affirmative vote of both LAN and the TAM controlling shareholders. In addition, LAN will integrate its operations with TAM, and both entities will be operated as a single company. Within this, most critical airline activities will be managed in Brazil under the TAM CEO and globally by the LATAM CEO, who will be in charge of the overall operation of the LATAM Group and who will report to the LATAM board. Further, the LATAM CEO will evaluate performance of the LATAM Group executives and, together with the LATAM board, determine compensation. Although there are restrictions on voting interests that currently may be held by foreign investors under Brazilian law, LAN believes that the economic substance of these arrangements satisfies the requirements established by the applicable accounting standards and that consolidation by LAN of TAM’s operations is appropriate. Accordingly, consideration given by LAN to complete the proposed combination will be allocated to assets and liabilities of TAM based upon their estimated fair values as of the date of completion of the proposed combination. As of the date of this offer to exchange/prospectus, LAN has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair value of TAM’s assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform TAM’s accounting policies to LAN’s accounting policies. A final determination of the fair value of TAM’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of TAM that exist as of the date of completion of the proposed combination and, therefore, cannot be made prior to the completion of the transaction. Additionally, the value of the consideration to be given by LAN to complete the proposed combination will be determined based on the trading price of the LAN common shares at the time of the completion of the proposed combination. Accordingly, the pro forma purchase price adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary pro forma purchase price adjustments have been made solely for the purpose of providing the Unaudited Pro Forma Condensed Combined Financial Information presented below. LAN estimated the fair value of TAM’s assets and liabilities based on discussions with TAM’s management, preliminary valuation studies, due diligence and information presented in public filings. Until the proposed combination is completed, both companies are limited in their ability to share information. Upon completion of the proposed combination, final valuations will be performed. Increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the balance sheet and/or statements of income. There can be no assurance that such finalization will not result in material changes.

The Unaudited Pro Forma Condensed Combined Financial Information has been developed from and should be read in conjunction with the audited consolidated financial information of LAN and TAM presented within this offer to exchange/prospectus for the year ended December 31, 2011.

The Unaudited Pro Forma Condensed Combined Financial Information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of LAN would have been had the proposed combination occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

LAN expects to incur significant costs associated with integrating the operations of LAN and TAM. The Unaudited Pro Forma Condensed Combined Financial Information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the proposed combination.

LAN and TAM have incurred expenses of US$26.2 million in one-time costs directly attributable to the transaction for the year ended December 31, 2011. These nonrecurring costs and the related tax effects have been eliminated in the Pro Forma statements of income. These costs relate to the following:

Year ended December 31, 2011
ThUS$
Fees paid to professional advisors	25,485
Other costs	677

Total	26,162

LAN and TAM expect to incur additional expenses of approximately US$47.8 million in one-time costs directly attributable to the proposed combination. This amount has been included as an adjustment to Trade and other accounts payable in the Unaudited Pro Forma Condensed Combined Balance Sheet.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2011

	Lan Airlines S.A. Th US$	Historical Tam S.A. as presented in the Pro Forma (1) Th US$ (f)	Pro Forma Adjustments Th US$	Notes to the Pro Forma Adjustments		Combined Condensed Pro Forma Th US$
ASSETS
Current assets
Cash and cash equivalents	374,407	346,562	—			720,969
Other financial assets	227,803	912,759	—			1,140,562
Other non-financial assets	26,660	17,261	—			43,921
Trade and other accounts receivable	537,406	1,014,539	—			1,551,945
Accounts receivable from related entities	838	—	—			838
Inventories	72,787	76,848	12,188	(a	)	161,823
Tax assets	98,789	268,061	—			366,850

Total current assets other than non-current assets (or disposal groups) classified as held for sale	1,338,690	2,636,030	12,188			3,986,908
Non-current assets (or disposal groups) classified as held for sale	4,661	11,448	2,550	(g	)	18,659

Total current assets	1,343,351	2,647,478	14,738			4,005,567

Non-current assets
Other financial assets	21,833	158,584	—			180,417
Other non-financial assets	58,163	321,088	(2,864)	(p	)	376,387
Accounts receivable	7,491	14,739	—			22,230
Equity accounted investments	991	—	—			991
Intangible assets other than goodwill	64,923	304,793	1,343,714	(c	)	1,713,430
Goodwill	163,777	20,398	2,171,019	(d	)	2,355,194
Property, plant and equipment	5,927,982	5,003,950	(186,465)	(a, g, h, j, l	)	10,745,467
Deferred tax assets	60,148	25,865	228,075	(s	)	314,088

Total non-current assets	6,305,308	5,849,417	3,553,479			15,708,204

Total assets	7,648,659	8,496,895	3,568,217			19,713,771

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2011

	Lan Airlines S.A. Th US$	Historical Tam S.A. as presented in the Pro Forma (1) Th US$ (f)	Pro Forma Adjustments Th US$	Notes to the Pro Forma Adjustments		Combined Condensed Pro Forma Th US$
LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Other financial liabilities	582,257	1,079,667	(13,473)	(e	)	1,648,451
Trade and other accounts payable	645,086	781,838	110,412	(i, k, r	)	1,537,336
Accounts payable to related entities	367	—	—			367
Other provisions	7,363	—	—			7,363
Tax liabilities	29,369	127,228	—			156,597
Other non-financial liabilities	1,057,637	764,258	(41,050)	(b, q	)	1,780,845

Total current liabilities	2,322,079	2,752,991	55,889			5,130,959

Non-current liabilities
Other financial liabilities	3,109,136	3,844,008	49,690	(e	)	7,002,834
Accounts payable	354,930	233,241	(7,083)	(i, k	)	581,088
Other provisions	22,385	163,360	68,397	(m	)	254,142
Deferred tax liabilities	369,625	24,100	572,187	(s	)	965,912
Employee benefits	13,132	—	—			13,132
Other non-current liabilities	—	346,814	(11,342)	(b	)	335,472

Total non-current liabilities	3,869,208	4,611,523	671,849			9,152,580

Total liabilities	6,191,287	7,364,514	727,738			14,283,539

EQUITY
Share Capital	473,907	437,089	980,550	(o	)	1,891,546
Share premium	—	39,955	(39,955)	(n	)	—
Treasury shares	—	(1,364)	1,364	(n	)	—
Retained earnings	1,116,798	282,557	(282,557)	(n	)	1,116,798
Other equity interests	8,492	57,597	2,459,612	(n, o	)	2,525,701
Other reserves	(153,873)	278,535	(278,535)	(n	)	(153,873)

Equity attributable to owners of parent	1,445,324	1,094,369	2,840,479			5,380,172
Non-controlling interests	12,048	38,012	—			50,060

Total equity	1,457,372	1,132,381	2,840,479			5,430,232

Total liabilities and equity	7,648,659	8,496,895	3,568,217			19,713,771

(1)	See Note 3 to the Unaudited Pro Forma Condensed Combined Financial Information.

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Year Ended December 31, 2011

	Lan Airlines S.A. Th US$	Historical Tam S.A. as presented in the Pro Forma (1) Th US$ (f)	Pro Forma Adjustments Th US$	Notes to the Pro Forma Adjustments		Combined Condensed Pro Forma Th US$
Revenue	5,585,440	6,647,658	(17,453)	(b	)	12,215,645
Cost of sales	(4,078,598)	(5,761,967)	(52,257)	(a, g, i, j, k	)	(9,892,822)

Gross margin	1,506,842	885,691	(69,710)			2,322,823
Other income	132,804	943,078	(10,341)	(b	)	1,065,541
Distribution cost	(479,829)	(596,133)	2			(1,075,960)
Administrative expenses	(405,716)	(635,670)	27,993	(h, r	)	(1,013,393)
Other expenses	(214,411)	(22,137)	—			(236,548)
Other gains/(losses)	(33,039)	—	—			(33,039)
Financial income	14,453	235,476	(6,453)	(b, p	)	243,476
Financial costs	(139,077)	(390,540)	10,645	(e	)	(518,972)
Equity accounted earnings	458	—	—			458
Foreign exchange gains/(losses)	(256)	(544,183)	—			(544,439)
Result of indexation units	131	—	—			131

Income (loss) before taxes	382,360	(124,418)	(47,864)			210,078
Income tax expense	(61,789)	(42,392)	19,015	(s	)	(85,166)

Net income (loss) for the year	320,571	(166,810)	(28,849)			124,912

Income (loss) attributable to owners of the parent	320,197	(210,794)	(28,849)			80,554
Income attributable to non-controlling interests	374	43,984	—			44,358

Net income for the year	320,571	(166,810)	(28,849)			124,912

Earnings (loss) per share
Basic	0.9434	(1.3504)		(t	)	0.1679
Diluted	0.9426	(1.3504)		(t	)	0.1678

(1)	See Note 3 to the Unaudited Pro Forma Condensed Combined Financial Information.

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of Presentation

The accompanying Unaudited Pro Forma Condensed Combined Financial Information was prepared in accordance with International Financial Reporting Standard 3 “Business Combinations” (revised 2008) using the purchase method of accounting, with LAN considered the acquirer of TAM. In connection with the exchange offer and the mergers, LAN will issue its common shares in exchange for all of the outstanding common and preferred shares of TAM, therefore entitling LAN to substantially all of the economic benefits that will be generated by the LATAM Group and also, consequently, exposing it to substantially all the risks incidental to the operations of TAM. This exchange aligns the economic interests of LAN and all of its shareholders, including the TAM controlling shareholders, therefore ensuring that the shareholders and directors of TAM will have no incentive to exercise their rights in a manner that is beneficial to TAM but detrimental to LAN. Further, all significant actions required for the operation of the airlines require the affirmative vote of both LAN and the TAM controlling shareholders. In addition, LAN will integrate its operations with TAM, and both entities will be operated as a single company. Within this, most critical airline activities will be managed in Brazil under the TAM CEO and globally by the LATAM CEO, who will be in charge of the overall operation of the LATAM Group and who will report to the LATAM board. Further, the LATAM CEO will evaluate performance of the LATAM Group executives and, together with the LATAM board, determine compensation. Although there are restrictions on voting interests that currently may be held by foreign investors under Brazilian law, LAN believes that the economic substance of these arrangements satisfies the requirements established by the applicable accounting standards and that consolidation by LAN of TAM’s operations is appropriate.

The accompanying Unaudited Pro Forma Condensed Combined Financial Information presents the pro forma consolidated financial position and results of operations of the combined company based upon the historical financial statements of LAN and TAM, after giving effect to the proposed combination and adjustments described in these notes, and is intended to reflect the impact of the proposed combination on LAN’s consolidated financial statements. The accompanying Unaudited Pro Forma Condensed Combined Financial Information is presented for illustrative purposes only and does not reflect the costs of any integration activities or benefits that may result from future cost savings due to operating efficiencies or revenue synergies expected to result from the proposed combination.

The Unaudited Pro Forma Condensed Combined Balance Sheet gives effect to the proposed combination as if it had been consummated on December 31, 2011 and includes estimated pro forma adjustments for the preliminary valuations of assets acquired and liabilities assumed. These adjustments are subject to further revision as additional information becomes available and additional analyses are performed. The Unaudited Pro Forma Condensed Combined Statements of Income give effect to the proposed combination as if it had been consummated on January 1, 2011, the beginning of the year presented.

The Unaudited Pro Forma Condensed Combined Balance Sheet has been adjusted to reflect the preliminary allocation of the purchase price to identifiable net assets acquired and the excess purchase price to goodwill. The purchase price allocation in the Unaudited Pro Forma Condensed Combined Financial Information is based upon a purchase price of approximately US$ 3.9 billion. This amount was derived as described below in accordance with the transaction agreements, based on the outstanding shares of TAM common and preferred stock at December 31, 2011, the exchange ratio of 0.9 LAN common shares for each TAM common and preferred share and a price per LAN common share of US$ 27.99, which represents the closing price of LAN shares of common stock on May 4, 2012. The actual number of LAN common shares issued in the merger will be based upon the actual number of TAM shares outstanding when the exchange offer and the mergers are completed, the number of TAM shareholders that accept the offer to exchange, and the valuation of those shares will be based on the trading price of LAN’s common stock when the exchange offer and the mergers are completed.

The preliminary purchase price is calculated as follows:

Assumed outstanding shares of TAM, Holdco II and Sister Holdco
common and preferred stock to be exchanged		156,206,785
Exchange ratio		0.9
Assumed LAN common shares to be issued		140,586,107
Price per share as of May 4, 2012	US$	27.98888
Fair value of LAN shares issued	ThUS$	3,934,848

Total estimated purchase price	ThUS$	3,934,848

The actual total purchase price will vary from the estimate described above depending on the percentage of TAM shareholders who accept the exchange offer and the LAN share price on the date of acquisition as determined in accordance with IFRS 3. The table below shows the sensitivity of the purchase price (in ThUS$) to both of these variables:

% of TAM shareholders who accept the exchange offer	% Increase/ (decrease) in the LAN share price
	At May 4, 2012	10.00%	(10.00%)
100.00%	3,934,848	4,328,333	3,541,363
97.50%	3,836,476	4,220,124	3,452,829
95.00%	3,738,105	4,111,916	3,364,295

The table below represents a preliminary allocation of the total consideration to TAM’s tangible and intangible assets and liabilities based on LAN management’s preliminary estimate of their respective fair values as of December 31, 2011:

ThUS$
Cash and cash equivalents	346,562
Other financial assets	912,759
Trade and other accounts receivable	1,014,539
Other current assets	388,356
Property, plant and equipment	4,817,485
Goodwill	2,191,417
Identified intangibles	1,648,507
Other non-current assets	745,487
Financial liabilities, including current portion	(4,959,892)
Trade and other accounts payable, including non-current portion	(1,118,408)
Deferred income tax liabilities	(596,287)
Other liabilities assumed, including deferred revenue	(1,417,665)

Sub-Total	3,972,860
Less: Non-controlling interest	(38,012)

Total estimated purchase price	3,934,848
Upon completion of the fair value assessment after the proposed combination, it is anticipated that the ultimate purchase price allocation will differ from the preliminary assessment outlined above. Any changes to the initial estimates of the fair value of the assets and liabilities will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

Note 2. Pro Forma Adjustments

The Unaudited Pro Forma Condensed Combined Financial Information reflects the following adjustments:

a)	Inventories and property, plant and equipment: a US$ 18.0 million (US$ 12.2 million in Inventories and US$ 5.8 million in Property, plant and equipment) increase to reflect the fair value of TAM’s owned inventories. As a result of this adjustment, the Unaudited Pro Forma Condensed Combined Statement of Income reflects an increase in cost of consumed inventories of US$ 11.9 million for the year ended December 31, 2011.

b)	Deferred revenue: a reduction of US$ 15.6 million to reflect the estimate of tickets sold and not yet used that will expire (breakage), and a reduction of US$ 27.0 million related to the elimination of deferred gains on leaseback operations recorded by TAM. As a result of this adjustment, the Unaudited Pro Forma Condensed Combined Statement of Income reflects a decrease in passenger sales of US$ 17.5 million for the year ended December 31, 2011 regarding the effect of “breakage” of unused tickets. Furthermore, other income is decreased by US$ 10.3 million and financial income by US$ 10.2 million for the year ended December 31, 2011 for gains on leaseback operations.

c)	Intangible assets: an increase of US$ 1,343.7 million to record the fair value of TAM’s take-off and landing slots. These intangibles are not amortized and instead are evaluated for impairment at least annually or whenever circumstances indicate that they may be impaired.

d)	Goodwill: to record the goodwill resulting from the proposed combination. Goodwill is not amortized, but rather is assessed for impairment at least annually or more frequently whenever events or circumstances indicate that goodwill might be impaired.

e)	Financial liabilities: a reduction of US$ 13.5 million to short-term and an increase of US$ 49.7 million to long-term debt to reflect its fair value. The difference between the fair value and the face amount of each borrowing is amortized as a decrease in financial cost over the remaining term of the borrowings based on the maturity dates. As a result of these adjustments, the Unaudited Pro Forma Condensed Combined Statement of Income reflects lower financial cost of US$ 10.6 million for the year ended December 31, 2011.

f)	Exchange rate: TAM’s functional and presentation currency under IFRS is the Brazilian real. Solely for the purpose of preparing these pro forma financial statements, TAM’s financial statements have been translated into US dollars as follows:

a.	balance sheet at December 31, 2011 at the closing exchange rate; and

b.	income statement for the year ended December 31, 2011 at the average exchange rate for each quarter.

g)	Property, plant and equipment (Fleet, including finance leases): a decrease of US$ 270.1 million to reflect the fair value of TAM’s aircraft recorded as property, plant and equipment and an increase of US$ 2.5 million in aircraft not currently used in operations of TAM. As a result of this adjustment and adjustments related to changes in the method of depreciation of aircraft components, major maintenance associated with those components, useful lives and residual values, the Unaudited Pro Forma Condensed Combined Statement of Income reflects an increase in cost of sales of US$ 154.9 million for the year ended December 31, 2011. The details of the differences in depreciation methods are as follows:

a.

TAM does not recognize and separately depreciate major maintenance components of aircraft and engines recorded as property, plant and equipment for which they hold power by the hour maintenance contracts; such maintenance costs are recoded as a liability in the Balance Sheet and expense in the Statement of Income as hours are flown and cycles incurred. See pro forma adjustment (k) where this provision in TAM’s Balance Sheet and Statement of Income is reversed. LAN recognizes separately and depreciates all such maintenance components over their technical useful lives. The effects on the depreciation charges of applying this policy to TAM’s aircraft and engines recorded as property, plant and equipment are included in the Pro Forma adjustment noted in (g) above.

b.	The adjustments to the Unaudited Pro Forma Condensed Combined Statement of Income noted in (g) above include the effects of reassigning residual values to TAM’s aircraft and engines recorded as property, plant and equipment for the purposes of calculating depreciation. Such residual values have been determined based on the expected market value of each aircraft or engine at the end of its expected useful life.

c.	For the purposes of calculating the above Pro Forma adjustments to depreciation, the fair value of TAM’s aircraft has been separated into components using the methodology and percentage benchmarks which LAN has developed for the purposes of depreciating its fleet of aircraft and engines.

d.	The useful lives applied to depreciate the maintenance-related components of TAM’s aircraft and engines recorded as property, plant and equipment for the purposes of the Unaudited Pro Forma Condensed Combined Statement of Income have been determined, where applicable, based on the standards used by LAN for each specific model of aircraft and engine. The useful lives applied to non-maintenance-related components have been maintained as those applied by LAN and TAM in each of their financial statements, as these useful lives are dependent on the contractual conditions of ownership or leasing of each individual aircraft and engine.

h)	Property, plant and equipment (land and buildings): an increase of US$ 9.7 million to reflect the fair value of TAM’s land and buildings. As a result of these adjustments, the Unaudited Pro Forma Condensed Combined Statement of Income reflects a decrease in depreciation of US$ 1.8 million for the year ended December 31, 2011.

i)	Aircraft operating leases: an increase of US$ 220.8 million related to provisions for major maintenance on aircraft under operating leases with Time & Materials maintenance contracts, in order to account for these maintenance costs in a manner consistent with that used by LAN. As a result of these adjustments, the Unaudited Pro Forma Condensed Combined Statement of Income reflect a decrease in cost of sales of US$ 10.7 million for the year ended December 31, 2011. TAM does not record a provision for these costs which are recorded by TAM in their Statement of Income when such costs are incurred, except for the last maintenance period before the operating lease term expires, for which a provision is created based on flight hours and cycles. LAN provides for these costs based on flight hours and cycles incurred from the date on which the aircraft is first leased and utilizes this provision as and when related major maintenance activity occurs or reimbursements are required to be made to the lessor at the end of the lease term.

j)	Rotable parts: an increase of US$ 39.3 million to reflect the fair value of TAM’s rotable parts. As a result of this adjustment and of a change in the estimated useful lives and residual values, the Unaudited Pro Forma Condensed Combined Statement of Income reflects a decrease in cost of sales of US$ 22.2 million for the year ended December 31, 2011. TAM’s accounting policy is to depreciate rotable parts over 10 years with a 0% residual value. LAN’s policy is to depreciate rotable parts over 15 years to a 20% residual value.

k)

Maintenance provisions: a decrease of US$ 165.3 million to record maintenance costs relating to aircraft and engines recorded as property, plant and equipment in a manner consistent with that applied in the LAN financial statements. As a result of these adjustments, the Unaudited Pro Forma Condensed Combined Statement of Income reflects a decrease in cost of sales of US$ 81.6 million for the year ended December 31, 2011. As discussed in note (g) above, LAN’s accounting policy for aircraft and engines recorded in property, plant and equipment provides for the major maintenance components of such aircraft to be designated as components within property, plant and equipment and depreciated over their technical useful lives as measured in flight hours or cycles. TAM accounts for such costs for aircraft and engines under power by the hour contracts in their financial statements by creating a liability and recording the corresponding cost in the Statement of Income for each hour or cycle flown. This adjustment (k) has been made to reverse the effects of the TAM accounting policy for these costs which have been accounted for applying the LAN accounting policy by way of adjustment (g) in the Unaudited Pro Forma Condensed Combined Statements of Income.

l)	Pre-delivery payments: an increase of US$ 28.8 million to reflect the fair value of pre-delivery payments made by TAM on the future purchase of aircraft.

m)	Contingencies: an increase of US$ 68.4 million to reflect the fair value of TAM’s labor, civil and tax contingencies.

n)	TAM Stockholders’ Equity: the elimination of all of TAM’s stockholders’ equity as a result of the acquisition method of accounting.

o)	LAN common stock issuance: as discussed in Note 1, an estimated 140,586,107 shares of LAN common stock will be issued to TAM stockholders at a per share price of US$ 27.98888 totaling US$ 3,934.8 million.

p)	Prepaid maintenance: A decrease of US$ 2.9 million to reflect the fair value of “Maintenance Reserve Payments” made by TAM to lessors of aircraft and engines. As a result of this adjustment, the Unaudited Pro Forma Condensed Combined Statement of Income reflects an increase in financial income of US$ 3.8 million for the year ended December 31, 2011.

q)	Dividends payable: Dividends payable by TAM at December 31, 2011 of US$ 9.8 million have been reversed, as this payable would represent an intercompany account in the LATAM group and hence will be eliminated on consolidation.

r)	Trade and other accounts payable: LAN and TAM expect to incur additional non-recurring expenses of approximately US$ 47.8 million in costs directly attributable to the proposed combination. This amount has been recorded as an increase in trade and other accounts payable in the Unaudited Pro Forma Condensed Combined Balance Sheet. LAN and TAM incurred a total of US$ 26.2 million in one-time costs directly attributable to the transaction for the year ended December 31, 2011. These costs relate primarily to fees paid to legal and other professional advisors. These nonrecurring costs and the related tax effects have been eliminated in the Unaudited Pro Forma Condensed Combined Statement of Income for the year then ended.

s)	Income Taxes: Increases of US$ 228.1 million and US$ 572.2 million to deferred income tax assets and liabilities respectively. The Unaudited Pro Forma Condensed Combined Statement of Income reflects a decrease in income tax expense of US$ 19.0 million for the year ended December 31, 2011. These adjustments correspond to the deferred income tax effects of the purchase accounting and accounting policy adjustments to TAM’s results. The deferred income tax effects have been calculated by applying the Brazilian statutory income tax rate of 34% to all pro forma balance sheet and income statement adjustments with the exception of Goodwill for which no deferred tax is required to be provided under IFRS.

t)	Earnings per share: Basic and diluted pro forma earnings per share have been calculated for the year ended December 31, 2011 based on the assumption that 100% of TAM shareholders accept the exchange offer. As such, the weighted average number of pro forma diluted and basic shares outstanding has been determined as the weighted average number of LAN basic and diluted shares outstanding plus 0.9 times the weighted average number of TAM basic and diluted shares outstanding for this year. The pro forma earnings per share are as follows:

For the year ended December 31, 2011
Income attributable to owners of the parent
- Basic and diluted (ThUS$)	80,554
Weighted average number of shares outstanding
Basic
Lan Airlines S.A.	339,424,598
TAM (156,092,000 shares *0.9)	140,482,800

Total LATAM	479,907,398

Diluted
Lan Airlines S.A.	339,695,978
TAM (156,092,000 shares *0.9)	140,482,800

Total LATAM	480,178,778

Earnings per share (US$)
- Basic	0.1679
- Diluted	0.1678

126

Note 3. Reclassification Adjustments

Certain reclassifications, as illustrated in the tables below, have been made to the TAM balance sheet and statement of income in order to present TAM’s financial position and results in a format consistent with the LAN consolidated financial statements:

CONDENSED BALANCE SHEET

As of December 31, 2011

	TAM S.A. as published ThUS$	Reclassifications ThUS$	Footnotes to the reclassifications	TAM S.A as presented in Pro Forma ThUS$
ASSETS

Current assets

Cash and cash equivalents	346,562	—		346,562
Other financial assets	—	912,759	(1)	912,759
Other non-financial assets	—	17,261	(2)	17,261
Financial assets at fair value through profit and loss	898,247	(898,247)	(1)	—
Trade and other accounts receivable	—	1,014,539	(2, 11)	1,014,539
Trade accounts receivable	969,724	(969,724)	(11)	—
Inventories	113,344	(36,496)	(14)	76,848
Tax assets	—	268,061	(12)	268,061
Tax recoverable	224,442	(224,442)	(12)	—
Income tax and social contributions recoverable	38,889	(38,889)	(12)	—
Prepaid expenses	65,027	(65,027)	(2, 7)	—
Derivative financial instruments	14,512	(14,512)	(1)	—
Other receivables	45,529	(45,529)	(2)	—

Total current assets	2,716,276	(80,246)		2,636,030

Non-current assets held for sale	11,448	—		11,448

Total current assets	2,727,724	(80,246)		2,647,478

Non-current assets
Restricted cash	50,018	(50,018)	(3)	—
Financial assets – securities issued by banks	73,573	(73,573)	(3)	—
Other financial assets	—	158,584	(3)	158,584
Other non-financial assets	—	321,088	(4, 13)	321,088
Accounts receivable	—	14,739	(4)	14,739
Intangible assets	325,191	(325,191)	(15)	—
Intangible assets other than goodwill	—	304,793	(15)	304,793
Goodwill	—	20,398	(15)	20,398
Property, plant and equipment	4,967,454	36,496	(14)	5,003,950
Deposits in guarantee	30,394	(30,394)	(3)	—
Deferred income tax and social contribution	25,865	(25,865)	(16)	—
Prepaid aircraft maintenance	292,068	(292,068)	(4)	—
Other non-current assets	24,934	(24,934)	(4)	—
Derivative financial instruments	4,599	(4,599)	(3)	—
Deferred tax assets	—	25,865	(16)	25,865

Total non-current assets	5,794,096	55,321		5,849,417

Total assets	8,521,820	(24,925)		8,496,895

CONDENSED BALANCE SHEET

As of December 31, 2011

	TAM S.A. as published Th US$	Reclassifications Th US$	Footnotes to the reclassifications	TAM S.A as presented in Pro Forma Th US$
LIABILITIES AND EQUITY

LIABILITIES

Current liabilities

Suppliers	344,216	(344,216)	(5)	—
Other financial liabilities	—	1,079,667	(5, 6, 8, 11)	1,079,667
Financial liabilities	1,065,146	(1,065,146)	(11)	—
Trade and other accounts payable	—	781,838	(5)	781,838
Salaries and social charges	252,206	(252,206)	(5)	—
Deferred income	784,761	(784,761)	(7)	—
Taxes, charges and contributions	195,799	(195,799)	(5)	—
Tax liabilities	—	127,228	(5)	127,228
Derivative financial instruments	14,521	(14,521)	(6)	—
Other non-financial liabilities	—	764,258	(2, 5, 7, 9, 11)	764,258
Interest on own capital and dividends payables	9,819	(9,819)	(11)	—
Refinanced taxes payable under Fiscal Recovery Program	25,015	(25,015)	(9)	—
Other current liabilities	105,258	(105,258)	(5, 7)	—

Total current liabilities	2,796,741	(43,750)		2,752,991

Non-current liabilities
Other financial liabilities	—	3,844,008	(8, 11)	3,844,008
Financial liabilities	3,820,586	(3,820,586)	(11)	—
Accounts payable	—	233,241	(17)	233,241
Derivative financial instruments	23,422	(23,422)	(8)	—
Deferred income	110,781	(110,781)	(17)	—
Provisions	144,535	(144,535)	(13)	—
Other provisions	—	163,360	(13)	163,360
Refinanced taxes payable under Fiscal Recovery Program	232,644	(232,644)	(9)	—
Taxes and tariffs payable	2,031	(2,031)	(9)	—
Deferred tax liabilities	—	24,100	(16)	24,100
Deferred income taxes and social contribution	24,100	(24,100)	(16)	—
Other non-current liabilities	234,599	112,215	(9, 17)	346,814

Total non-current liabilities	4,592,698	18,825		4,611,523

Total liabilities	7,389,439	(24,925)		7,364,514

EQUITY

Share capital	437,089	—		437,089
Retained earnings	—	282,557		282,557
Share premium	—	39,955	(10)	39,955
Treasury shares	—	(1,364)	(10)	(1,364)
Profit reserve	282,557	(282,557)	(10)	—
Deemed cost reserve	299,867	(299,867)	(10)	—
Other equity interests	—	57,597	(10)	57,597
Capital reserve	74,856	(74,856)	(10)	—
Other reserve	—	278,535	(10)	278,535

Equity attributable to owners of parent	1,094,369	—		1,094,369
Non-controlling interests	38,012	—		38,012
Total equity	1,132,381	—		1,132,381

Total liabilities and equity	8,521,820	(24,925)		8,496,895

The following reclassifications were made to present these items under the structure of the Balance Sheet defined by LAN, in accordance with IFRS, and the Chilean regulatory requirements (Superintendencia de Valores y Seguros), which were originally recorded under the financial structure defined by TAM also in accordance with IFRS.

1.	Reclassification from short-term Financial Assets at Fair Value through Profit and Loss of US$ 898.2 million and Derivative Financial Instruments of US$ 14.5 million to Other short-term Financial Assets.

2.	Reclassification from Other Receivables of US$ 45.5 million and Prepaid Expenses of US$ 65.0 million to Trade and Other Accounts Receivable of US$ 44.8 million, Other Non-Financial Assets of US$ 17.3 million and Deferred Tax Assets of US$ 4.7 million, as well as decreases in Other short-term Non-Financial Liabilities of US$ 43.7 million.

3.	Reclassification from Restricted Cash of US$ 50.0 million, Financial Assets-Securities Issued by Banks of US$ 73.6 million, Deposits in Guarantee of US$ 30.4 million, and Derivative Financial Instruments of US$ 4.6 million (non-current) to Other long-term Financial Assets.

4.	Reclassification from Prepaid Aircraft Maintenance of US$ 292.0 million and Other long-term Assets of US$ 24.9 million to long-term Other Non-Financial Assets of US$ 302.2 million and to Accounts Receivable of US$ 14.7 million.

5.	Reclassification from Suppliers of US$ 344.2 million, Salaries and Social Charges of US$ 252.2 million, Taxes, Charges and Contributions of US$ 195.8 million, and Other Current Liabilities of US$ 95.4 million to Trade and Other Accounts Payable of US$ 781.8 million, Tax Liabilities of US$ 102.2 million, and to Other short-term Non-Financial Liabilities of US$ 3.7 million.

6.	Reclassification of short-term Derivative Financial Instruments of US$ 15.5 million to Other Current Financial Liabilities.

7.	Reclassification from short-term Deferred Income of US$ 784.8 million and Other Current Liabilities (third party advances) of US$ 9.8 million to Other Non-Financial Liabilities.

8.	Reclassification of long-term Derivative Financial Instruments of US$ 23.4 million to Other Non-Current Financial Liabilities.

9.	Reclassification from Refinanced taxes payable under Fiscal Recovery Program short-term of US$ 25.0 million to Tax Liabilities and Refinanced taxes payable under Fiscal Recovery Program long-term of US$ 232.6 million and Taxes and Tariffs Payable of US$ 2.0 million to Other Non-Current Liabilities.

10.	Various reclassifications within Equity; from Capital Reserves of US$ 74.9 million to Other Equity Interests of US$ 57.6 million, Treasury Shares of US$ (1.4) million, Share Premium of US$ 40.0 million and Other Reserve US$ (21.3); Profit Reserve of US$ 282.6 to Retained Earnings and Deemed Cost Reserve of US$ 299.9 to Other reserves.

11.	Reclassification from Dividends Payable of US$ 9.8 million to Other short-term Non-Financial Liabilities, from Trade Accounts Receivable of US$ 969.7 million to Trade and Other Accounts Receivable, from Financial Liabilities short-term of US$ 1,065.1 million and long-term of US$ 3,820.6 million to Other Financial Liabilities.

12.	Reclassifications from Income Tax and Social Contribution Recoverable of US$ 38.9 million to Tax Assets and reclassification from Taxes Recoverable of US$ 224.4 million to Tax Assets.

13.	Reclassification of US$ 144.5 million from Provisions to Other Provisions. Additional adjustment to reclassify a US$ 18.8 million debit balance within Other Provisions to Other long-term non-financial assets, thereby increasing the asset and liability accounts.

14.	Reclassification from Inventories to Property, Plant and Equipment of US$ 36.5 million.

15.	Reclassification from Intangible Assets to Intangible Assets other than Goodwill of US$ 304.8 million. Additional reclassification from Intangible Assets other than Goodwill of US$ 20.4 million to Goodwill.

The following reclassifications were made to align the presentation of TAM’s Balance Sheet in accordance with the accounting policies of LAN.

16.	Reclassification from Deferred Income Tax and Social Contribution to Deferred Tax Liabilities of US$ 24.1 million.

17.	Reclassifications from Other Non-Current Liabilities to Other Accounts Payable of US$ 233.2 million and from Deferred Income to Other Non-Current Liabilities of US$ 110.8 million.

CONDENSED INCOME STATEMENT

For the year ended December 31, 2011

	TAM S.A. as published Th US$	Reclassifications Th US$	Footnotes to the reclassifications	TAM S.A as presented in Pro Forma Th US$
Revenue	7,754,138	(1,106,480)	(18)(19)	6,647,658
Cost of sales	(7,174,576)	1,412,609	(18)(19)	(5,761,967)

Gross margin	579,562	306,129		885,691

Other income	—	943,078	(18)	943,078
Distribution costs	—	(596,133)	(19)	(596,133)
Administrative expenses	—	(635,670)	(19)	(635,670)
Other expenses	—	(22,137)	(19)	(22,137)
Movements in fair value of fuel derivatives	18,993	(18,993)	(20)	—
Financial income	1,732,625	(1,497,149)	(20)(21)	235,476
Financial costs	(2,450,856)	2,060,316	(20)(22)	(390,540)
Derivatives designated as cash flow hedge	(4,742)	4,742	(23)	—
Equity accounted earnings	—	—		—
Foreign exchange gains/(losses)	—	(544,183)	(21)(22)	(544,183)

Income before taxes	(124,418)	—		(124,418)
Income tax expense	(42,392)	—		(42,392)

Net income for the year	(166,810)	—		(166,810)

Income attributable to owners of the parent	(210,794)	—		(210,794)
Income attributable to non-controlling interests	43,984	—		43,984

Net income for the year	(166,810)	—		(166,810)

18.	This amount primarily relates to a reclassification of cargo commissions of US$ 158.7 million from Cost of Sales to a decrease in Revenue, as well as a reclassification from passenger and cargo Revenue to Other Operating Income of US$ 947.8 million related to income received from non-airline and maintenance services.

19.	This amount represents various reclassifications for presentation purposes from Cost of Sales to the following line items: Revenue of US$ 158.7 million (see item 18 above), Distribution Costs of US$ 596.1 million, Administrative Expenses of US$ 635.7, and Other Income and Expenses of US$ 22.1 million.

20.	This amount primarily relates to a reclassification for presentation purposes from Movement in Fair Value of Fuel Derivatives to Financial Income and Financial Cost of US$ 95.7 million and US$ 76.7 million, respectively.

21.	This amount relates to the reclassification for presentation purposes of US$ 1,592.9 million from Financial Income to Foreign Exchange Gains.

22.	This amount primarily relates to a reclassification from Financial Costs of US$ 2,137.0 million to Foreign Exchange Gains.

23.	This amount relates to the reclassification for presentation purposes of US$ 4.7 million from Derivatives designated as cash flow hedge to Other income.

Note 4. Pro forma combined working capital

The following table sets forth the pro forma combined working capital as of December 31, 2011 and is derived from the Unaudited Pro Forma Condensed Combined Financial Information presented above.

	Lan Airlines S.A. Th US$	Historical Tam S.A. as presented in the Pro Forma Th US$	Pro Forma Adjustments Th US$	Pro Forma combined working capital Th US$
Current assets	1,343,351	2,647,478	14,738	4,005,567
Current liabilities	2,322,079	2,752,991	55,889	5,130,959
Working capital	-978,728	-105,513	-41,151	-1,125,392

The pro forma combined working capital is equivalent to the sum of LAN and TAM’s working capital plus an adjustment to reflect the impact of the pro forma adjustments on the working capital of TAM as described within Note 2 to the Unaudited Pro Forma Condensed Combined Financial Information.

LAN and TAM obtain a significant amount of working capital from deferred revenues since passenger flights are paid for before the actual service is provided, and therefore before it is accounted for as revenue. However, deferred revenues also proportionately increase current liabilities. Furthermore, LAN and TAM utilize their working capital generation to finance operations and to finance in part the portion of their aircraft purchases that are not financed with EXIM or ECA guarantees. This creates a negative working capital position for the companies. However, LAN and TAM do not have to finance working capital deficits because we have mostly generated cash inflows as a result of changes in working capital since current liabilities increased more than current assets.

COMPARATIVE PER SHARE INFORMATION

The following table summarizes unaudited per share information for LAN and TAM on a historical basis, pro forma combined basis for LAN and equivalent pro forma combined basis for TAM. The following information should be read in conjunction with the audited consolidated financial statements of LAN and TAM, beginning on pages F-1-1 and F-2-1, respectively and the unaudited pro forma condensed combined financial statements beginning on page 116. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the proposed combination had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of LATAM. The historical book value per share is computed by dividing total stockholders’ equity by the number of shares (TAM common shares plus TAM preferred shares, in the case of TAM) outstanding at the end of the period. The pro forma per share earnings from continuing operations are computed by dividing the pro forma income from continuing operations available to shareholders by the pro forma weighted average number of shares outstanding (TAM common shares plus TAM preferred shares, in the case of TAM). The pro forma combined book value per share is computed by dividing total pro forma stockholders’ equity by the pro forma number of shares outstanding at the end of the period. TAM equivalent pro forma combined per share amounts are calculated by multiplying LAN pro forma combined per share amounts by 0.90, which is the exchange ratio per TAM share and TAM ADS payable pursuant to the exchange offer and the mergers. The historical per share information of TAM was derived from its historical annual financial statements.

	For the Year ended December 31, 2011	For the Year ended December 31, 2011
	R$	US$
LAN—Historical
Historical per LAN common share:
Income (loss) per share from continuing operations		0.94
Cash dividends declared per share		0.45
Book Value per share		4.25

TAM—Historical
Historical per TAM share:(1)
Income per share from continuing operations	-2.15	-1.15
Cash dividends declared per share	0.19	0.10
Book value per share	13.61	7.25

Unaudited Pro Forma Combined
Unaudited pro forma per LAN common share:
Income (loss) per share from continuing operations		0.17
Cash dividends declared per share		0.36
Book value per share		11.19

Unaudited Pro Forma TAM Equivalents
Unaudited pro forma per TAM share:
Income (loss) per share from continuing operations		0.15
Cash dividends declared per share		0.32
Book value per share		10.07

(1)	Amount translated into US dollars using the US$/Brazilian real exchange rate applicable on December 31, 2011 for net income and cash dividends for the year ended December 31, 2011 and for book value as of December 31, 2011.

COMPARATIVE MARKET PRICE AND DIVIDEND PER SHARE INFORMATION

The LAN common shares trade on the SSE under the symbol “LAN,” and the LAN ADSs trade on the NYSE under the symbol “LFL.” The TAM preferred shares trade on Bovespa under the symbol “TAMM4,” the TAM common shares trade on Bovespa under the symbol “TAMM3” and the TAM preferred ADSs trade on the NYSE under the symbol “TAM.” The following table presents trading information for the securities on August 12, 2010, the last trading day before the public announcement that LAN and TAM had entered into a non-binding memorandum of understanding concerning the proposed combination. Amounts in real have been expressed in US dollars at the US$/Brazilian real exchange rate of US$0.563984 per R$ on August 12, 2010. Amounts in Chilean pesos have been expressed in US dollars at the Chilean observed exchange rate of US$0.0019637 per CLP$ on August 12, 2010. Holders of TAM shares and TAM ADSs should read the information presented below in conjunction with the “Comparative Per Share Information” section of this offer to exchange/prospectus beginning on page 133.

TAM Preferred Shares						TAM Common Shares						LAN Common Shares
High		Low		Close		High		Low		Close		High		Low		Close
R$	28.57	R$	28.07	R$	28.36	R$	26.06	R$	25.10	R$	26.06	CLP$	13,260	CLP$	12,500	CLP$	12,901
US$	16.11	US$	15.83	US$	15.99	US$	14.70	US$	14.16	US$	14.70	US$	25.83	US$	24.35	US$	25.13

TAM Preferred ADSs						LAN ADSs
High		Low		Close		High		Low		Close
US$	16.25	US$	15.87	US$	16.03	US$	25.43	US$	24.00	US$	25.04

The tables below set forth, for the periods indicated, the high and low closing prices of TAM preferred shares, TAM common shares and LAN common shares as reported on the Bovespa and SSE, respectively, as well as the annual dividend amounts paid since 2006.

	TAM Preferred Shares						TAM Common Shares						LAN Common Shares
	High		Low		Dividends(1)		High		Low		Dividends		High		Low		Dividends
2006	R$	75.00	R$	40.15	R$	0.8949	R$	68.27	R$	37.20	R$	0.8949	CLP$	5,867	CLP$	3,250	$0.52965
2007	R$	70.80	R$	40.21	R$	0.2093	R$	70.00	R$	53.00	R$	0.2093	CLP$	8,880	CLP$	5,880	$0.63705
2008	R$	42.00	R$	13.70	R$	0.2700	R$	55.00	R$	15.15	R$	0.2700	CLP$	6,860	CLP$	4,530	$0.59561
2009	R$	39.20	R$	12.70	R$	1.5762	R$	35.80	R$	14.00	R$	1.5762	CLP$	8,664	CLP$	4,461	$0.34110
2010	R$	43.20	R$	23.37	R$	1.1634	R$	44.00	R$	25.00	R$	1.1634	CLP$	15,361	CLP$	8,187	$0.61937
2011	R$	41.29	R$	23.29	R$	0.1939	R$	40.00	R$	22.14	R$	0.1939	CLP$	15,054	CLP$	10,055	$0.47079

(1)	TAM’s 2006 dividends are based on Brazilian GAAP.

	TAM Preferred Shares				TAM Common Shares				LAN Common Shares
	High		Low		High		Low		High		Low
First Quarter 2010	R$	42.99	R$	28.40	R$	24.85	R$	15.80	CLP$	9,470	CLP$	8,120
Second Quarter 2010	R$	33.30	R$	23.37	R$	18.94	R$	12.78	CLP$	10,550	CLP$	9,200
Third Quarter 2010	R$	39.44	R$	24.44	R$	23.21	R$	13.81	CLP$	15,990	CLP$	10,000
Fourth Quarter 2010	R$	43.20	R$	38.01	R$	25.85	R$	23.05	CLP$	15,600	CLP$	14,200
First Quarter 2011	R$	41.29	R$	31.50	R$	24.91	R$	19.20	CLP$	15,150	CLP$	11,755
Second Quarter 2011	R$	35.42	R$	30.02	R$	32.50	R$	28.20	CLP$	13,613	CLP$	12,109
Third Quarter 2011	R$	37.35	R$	23.29	R$	36.49	R$	22.14	CLP$	14,276	CLP$	10,429
Fourth Quarter 2011	R$	37.63	R$	26.64	R$	36.44	R$	27.47	CLP$	12,653	CLP$	10,055

	TAM Preferred Shares				TAM Common Shares				LAN Common Shares
	High		Low		High		Low		High		Low
November 2011	R$	35.65	R$	32.74	R$	35.50	R$	32.60	CLP$	12,627	CLP$	11,284
December 2011	R$	37.63	R$	34.87	R$	36.44	R$	32.50	CLP$	12,399	CLP$	12,070
January 2012	R$	37.71	R$	35.22	R$	37.20	R$	34.11	CLP$	12,372	CLP$	11,920
February 2012	R$	41.35	R$	37.76	R$	41.18	R$	37.70	CLP$	13,438	CLP$	12,395
March 2012	R$	45.40	R$	39.45	R$	46.00	R$	39.46	CLP$	14,363	CLP$	13,017
April 2012	R$	46.11	R$	44.45	R$	46.60	R$	44.75	CLP$	14,293	CLP$	13,594
May 2012 (through May 4, 2012)	R$	46.11	R$	44.45	R$	46.60	R$	44.75	CLP$	14,293	CLP$	13,594

The tables below set forth, for the periods indicated, the high and low closing prices of TAM preferred ADSs and LAN ADSs, as reported on the NYSE, as well as the annual dividend amounts paid since 2006.

	TAM Preferred ADSs				LAN ADSs
	High	Low	Dividends		High	Low	Dividends
2006(1), (2)	$34.76	$18.68	R$	0.8949	$11.07	$5.97	$0.52965
2007(1)	$35.83	$20.91	R$	0.2093	$17.13	$10.98	$0.63705
2008	$24.72	$6.06	R$	0.2700	$14.71	$7.48	$0.59561
2009	$22.46	$5.50	R$	1.5762	$16.90	$7.25	$0.34110
2010	$25.85	$12.78	R$	1.1634	$31.88	$15.80	$0.61937
2011	$24.91	$14.47	R$	0.1939	$30.89	$19.48	$0.47079

(1)	In August 2007, LAN modified its ADR to common share ratio from 5:1 to 1:1. LAN ADS information has been restated accordingly for comparison purposes.
(2)	TAM’s 2006 dividends are based on Brazilian GAAP.

	TAM Preferred ADSs		LAN ADSs
	High	Low	High	Low
First Quarter 2010	$24.85	$15.80	$18.36	$15.60
Second Quarter 2010	$18.94	$12.78	$16.65	$20.00
Third Quarter 2010	$23.21	$13.81	$30.50	$18.74
Fourth Quarter 2010	$25.85	$23.05	$32.68	$29.07
First Quarter 2011	$24.91	$19.20	$31.39	$24.30
Second Quarter 2011	$22.23	$19.12	$29.11	$25.60
Third Quarter 2011	$24.13	$14.47	$30.71	$20.65
Fourth Quarter 2011	$20.86	$14.61	$25.91	$19.48
November 2011	$20.58	$17.53	$25.25	$21.52
December 2011	$20.40	$19.15	$24.21	$23.03
January 2012	$21.70	$19.48	$25.19	$23.24
February 2012	$24.39	$22.06	$27.92	$25.53
March 2012	$25.29	$22.60	$29.40	$26.37
April 2012	$25.15	$24.00	$29.39	$27.83
May 2012 (through May 4, 2012)	$25.15	$24.00	$29.39	$27.83

INFORMATION ABOUT LAN, TAM AND HOLDCO II

LAN Airlines S.A.

LAN is one of the leading international and domestic passenger airlines in Latin America and the main cargo operator in the region. LAN and its affiliates currently provide domestic and international passenger services in Chile, Peru, Ecuador, Argentina and Colombia. LAN and its affiliates carry out its cargo operations through the use of belly space on its passenger flights and dedicated cargo operations using freighter aircraft through its cargo airlines in Chile, Brazil, Colombia and Mexico.

LAN and its affiliates currently offer flights to 15 destinations in Chile, 14 destinations in Peru, 16 destinations in Argentina, four destinations in Ecuador, 23 destinations in Colombia, 13 destinations in other Latin American countries and the Caribbean, five destinations in the United States, two destinations in Europe and four destinations in the South Pacific. In addition, through LAN’s and its affiliates’ various codeshare agreements, it offers service to 25 additional destinations in North America, 16 additional destinations in Europe, 25 additional destinations in Latin America and the Caribbean (including Mexico), and two destinations in Asia. LAN and its affiliates provide cargo service to all their passenger destinations and to 20 additional destinations served only by freighter aircraft. LAN also offers other services, such as ground handling, courier, logistics and maintenance.

LAN and its affiliates operate one of the most modern fleets in Latin America, with 135 passenger aircraft and 14 cargo aircraft as of December 31, 2011. The average age of LAN’s fleet as of December 31, 2011 was 6.2 years (excluding the recently acquired AIRES regional jet fleet).

LAN common shares are traded on the SSE under the symbol “LAN” and LAN ADSs are traded on the NYSE under the symbol “LFL.”

The principal executive offices of LAN are located at Presidente Riesco 5711, 20th Floor, Las Condes, Santiago, Chile and its telephone number is (56-2) 565-2525. Additional information about LAN and its subsidiaries is included in the documents incorporated by reference into this offer to exchange/prospectus. For more information about how to obtain copies of this information, see the “Where You Can Find More Information” section of this offer to exchange/prospectus beginning on page 16.

TAM S.A.

TAM is a leading airline in the Brazilian domestic market and provides scheduled air transportation in both the Brazilian domestic market and the international market through its operating subsidiaries TAM L.A., TAM Mercosur and Pantanal Linhas Aéreas S.A. (which we refer to as “Pantanal”). According to data provided by ANAC, as of December 31, 2010, TAM was the leading airline in the Brazilian domestic market, with a 43.3% share of this market. As of December 31, 2009 and 2008, TAM held a 41.2% and 49.1% share of the Brazilian domestic market, respectively, measured in RPKs, computed as the number of paying passengers transported multiplied by the number of kilometers flown by such passengers. TAM offers flights throughout Brazil, serving the largest number of destinations in Brazil of all Brazilian airlines and operates scheduled passenger and cargo air transport routes to 49 cities, in addition to 43 domestic destinations that TAM serves through regional alliances with other airlines. TAM also directly serves 19 international destinations and provides connections to other destinations through commercial agreements with United Airlines, Lufthansa and several other airlines. It offers convenience to its passengers by offering frequent and direct flights to and from all major domestic airports at prices it considers competitive. In 2010, TAM carried approximately 29.3 million passengers on domestic flights and approximately 5.2 million passengers on international flights. In 2009, TAM carried approximately 25.8 million passengers on domestic flights and approximately 4.6 million passengers on international flights. In 2010, TAM averaged 831 take-offs per day compared to an average of 781 take-offs per day and 753 take-offs per day in 2009 and 2008, respectively. In order to meet domestic demand, TAM primarily caters to the business market but also operates in the leisure and cargo markets, which complements its primary operations and allows TAM to maximize the use of its aircraft.

As of December 31, 2011, TAM operated with a fleet of 156 aircraft, consisting primarily of Airbus models A340, A330, A321, A320 and A319, as well as Boeing models B777 and B767, and had 29,336 employees.

TAM preferred shares are traded on Bovespa under the symbol “TAMM4,” TAM common shares are traded on Bovespa under the symbol “TAMM3,” and TAM preferred ADSs are traded on the NYSE under the symbol “TAM.”

The principal executive offices of TAM are located at Av. Jurandir, 856, Lote 4, 1° andar, 04072-000, São Paulo, SP, Brazil and its telephone number is (55-11) 5582-8817. Additional information about TAM and its subsidiaries is included in documents incorporated by reference into this offer to exchange/prospectus. For more information about how to obtain copies of this information, see the “Where You Can Find More Information” section of this offer to exchange/prospectus beginning on page 16.

Holdco II

Holdco II was incorporated on June 28, 2011 as a sociedad anónima cerrada with limited liability under the laws of Chile by public deed granted before the Notary Public of Santiago, Mr. Eduardo Avello Concha. Its domicile is the city of Santiago, Región Metropolitana, Chile, and its telephone number is (55) 11-5035-2555. An abstract of the public deed of incorporation of Holdco II was registered with the Register of Commerce of the Santiago Real Estate Conservatory under page 36.741, number 27.499 of year 2011 and was published in The Official Gazette on July 6, 2011. On February 2, 2012 Holdco II and its shares were registered in the Securities Registry of the SVS and became a sociedad anónima abierta.

Holdco II’s authorized share capital is $765,740,179.90 divided into 85,557,562 ordinary shares with no nominal value, of which two shares have been subscribed and paid.

Holdco II has not transacted, including by entering into any material contracts, and will not before the exchange offer is completed transact any business other than activities in connection with the exchange offer described in this offer to exchange/prospectus. Holdco II does not have any subsidiaries.

BACKGROUND OF THE EXCHANGE OFFER AND MERGERS

From time to time, the board of directors of each of LAN and TAM regularly review and evaluate the state of the airline industry and potential strategic alternatives with their senior management teams. Given the global trend towards airline consolidation over the last ten years, these potential strategic alternatives included possible business combinations in recent years.

Since 2004, Mr. Enrique Cueto Plaza, the Chief Executive Officer of LAN and a shareholder of the LAN controlling shareholders, Mr. Ignacio Cueto Plaza, the President and Chief Operating Officer of LAN and a shareholder of the LAN controlling shareholders, Mrs. Maria Cláudia Oliveira Amaro, the Chairman of TAM’s board of directors and a shareholder of TEP, and Mr. Maurício Rolim Amaro, the Vice-Chairman of TAM’s board of directors and a shareholder of TAM’s controlling shareholder at the time, have been discussing and considering the impacts of the global airline industry consolidation trend on Latin American airlines. As a result of these discussions, it was agreed that some sort of alliance between and/or investments among LAN, TAM and/or their controlling shareholders might be mutually beneficial to the two companies. In order to facilitate further discussions and investigations of these possibilities, LAN and TAM entered into a confidentiality agreement on January 11, 2005 for the purpose of exploring the potential opportunities for joint business development, which agreement required each party to keep confidential both the existence and substance of the parties’ discussions and all non-public information provided by the other party.

Between 2004 and early 2010, LAN, TAM and their controlling shareholders continued to discuss and explore the possibility of such alliances and/or investments. During this period, LAN and TEP executed a number of confidentiality agreements, including the most recent confidentiality agreement that was entered into on October 14, 2009. The parties examined and reviewed various aspects of their businesses to assess the extent to which they were potentially complementary or incompatible. Despite these ongoing meetings and discussions, the parties did not reach any agreement with respect to any alliance or investment and the meetings and discussions broke off in early 2010.

In June 2010, the parties decided to re-engage in negotiations because both companies believed that the chances of reaching agreement on a combination had improved as a result of conditions in the financial markets, economic growth in Latin America, and continuing consolidation in the airline industry and LAN’s discussions with other potential partners. On June 29, 2010, the board of directors of LAN authorized their senior management to continue to explore possible investments in and business combinations with other Latin American airlines.

On June 30, 2010, Mr. Enrique Cueto Plaza, Mr. Ignacio Cueto Plaza and Mr. Roberto Alvo Milosawlewitsch, the Senior Vice President, Strategic Planning and Corporate Development of LAN, met with Mr. Maurício Rolim Amaro and Mrs. Maria Cláudia Oliveira Amaro, on behalf of TAM, in São Paulo, Brazil. At this meeting, the parties decided to explore the possibility of a business combination between LAN and TAM. In particular, it was decided that the parties should confirm that the strategic views and plans of LAN, TAM and their controlling shareholders were consistent and attempt to reach agreements in principle on a transaction structure that would permit a business combination of LAN and TAM, the criteria and methods by which the two companies could be valued for purposes of such a business combination and a possible corporate governance structure for the combined companies. Both LAN and TAM wanted to limit the number of persons involved in the discussions until a viable transaction structure could be identified.

At different times during the process, LAN and TAM each engaged external advisors to assist them in exploring a possible business combination. LAN engaged Claro y Cia., a Chilean law firm (which we refer to as “Claro”), Sullivan & Cromwell LLP, a U.S. law firm (which we refer to as “S&C”) and Pinheiro Neto Advogados, a Brazilian law firm (which we refer to as “Pinheiro Neto”), while TAM engaged Turci Advogados, a Brazilian law firm (which we refer to as “Turci”), Clifford Chance US LLP, a U.S. law firm (which we refer to as “Clifford Chance”), Machado Meyer Sendacz Opice Advogados, a Brazilian law firm (which we refer to as

“Machado Meyer”) and Cariola Diez Perez-Cotapos, a Chilean law firm. Additionally, LAN engaged UBS AG (which we refer to as “UBS”) and TAM engaged BTG Pactual as their respective financial advisors, and LAN retained McKinsey & Co. (which we refer to as “McKinsey”) and TAM retained Bain & Co. (which we refer to as “Bain”) to advise them, respectively, with respect to the consistency of LAN’s and TAM’s strategic views and plans.

During July 2010, LAN, TAM and their advisors held several meetings and discussions to explore the issues identified at the June 30th meeting. Attending these meetings and discussions for LAN were Mr. Enrique Cueto Plaza, Mr. Ignacio Cueto Plaza and Mr. Roberto Alvo Milosawlewitsch, as well as Mr. José Maria Eyzaguirre, a partner from Claro. Mr. Maurício Rolim Amaro, Mrs. Maria Cláudia Oliveira Amaro, and Mr. Marco Antonio Bologna, the Chief Executive Officer of TAM, attended these meetings for TAM, as well as Mrs. Flávia Turci, a partner from Turci. While these meetings were being held, each of LAN and TAM sought separate advice from their U.S., Chilean and Brazilian legal counsel. There were also discussions between UBS and BTG Pactual with respect to valuation criteria and methodologies and valuation ranges for the possible business combination.

On July 1, 2010, McKinsey and Bain were asked by LAN and TAM to work together so that each party could develop a better understanding of the strategic views of the other party. They were also asked to identify both the commonalities and differences in the strategic views of each company and to assess if these views were compatible.

On July 7, 2010, Mr. Roberto Alvo of LAN, Mr. Marco Bologna of TAM and representatives from McKinsey and Bain met in São Paulo to review the consultants’ preliminary assessment of the strategic alignment of LAN and TAM and to determine whether any of the differences in their strategic view were relevant.

On July 13, 2010, representatives of UBS met by telephone with representatives of BTG Pactual. At this meeting, UBS outlined LAN’s general position with respect to valuation, premiums and implicit exchange ratios and the rationale behind those positions. These discussions were limited to broad principles and no specific proposals were made with respect to valuation, premiums or exchange ratios.

On July 20, 2010, representatives of BTG Pactual and UBS met again by telephone. BTG indicated the valuation methodologies they believed were relevant in order to define an exchange ratio, which included the historical weighted average prices of the shares of LAN and TAM, the historical ratio between such prices, earnings multiples and discounted cash flows. After reviewing the results of those valuation methodologies, BTG proposed an exchange ratio of 0.94 of a LAN share for each TAM share.

LAN has periodically reviewed the potential benefits and opportunities that could be generated from strategic partnerships with other Latin American airlines. In this context, in 2010 LAN evaluated possible combinations with several Latin American airlines other than TAM from a strategic perspective and had preliminary discussions with some of them. On July 27, 2010, management of LAN and McKinsey presented an analysis of these alternatives. LAN decided not to pursue these strategic alternatives for a variety of reasons. These reasons included that LAN decided it was unlikely to reach agreement on terms acceptable to LAN, that there were unacceptable risks to completion or integration and/or that the alternative was not as attractive to LAN and its shareholders as the combination with TAM.

On July 28, 2010, Mr. Roberto Alvo met with Mr. Mauricio Amaro, Mr. Marco Bologna and Mrs. Flávia Turci in São Paulo to review possible governance models for a combination, to identify points on which the parties agreed and to understand and discuss points on which the parties’ expectations differed and to discuss the outlines of possible legal structures.

Also on July 28, 2010, representatives of UBS and BTG met by telephone. UBS indicated that LAN was willing to offer an exchange ratio of 0.91 of a LAN share for each TAM share but that exchange ratio would be subject to adjustment prior to the public announcement of the combination based on the trading prices of the two shares and the premium implied by such prices and the exchange ratio, which adjustment would also be subject to a collar and cap.

On August 3, 2010, the participants in the meetings and discussions described above held another meeting in Buenos Aires, Argentina. At this meeting LAN and TAM agreed on a corporate governance model for the proposed business combination of the two companies and discussed the proposed timing for the transaction. Over the next few days, the parties agreed by telephone that they would begin negotiating the Memorandum of Understanding in New York on August 9, 2010.

When LAN realized that the transaction with TAM was becoming more likely, it made an assessment of UBS’s onsite South American capabilities to help LAN implement the transaction. While negotiating the Memorandum of Understanding and agreeing on the structure of the transaction, it became apparent that LAN’s financial advisor would need to have strong local Chilean and Brazilian operations in order to be able to provide to LAN the assistance it needed to implement this novel and complicated transaction. LAN considered that J.P. Morgan Securities had stronger Chilean and Brazilian operations than UBS and this, together with certain personnel changes that had occurred at UBS, led LAN to replace UBS with J.P. Morgan Securities as its financial advisor.

From August 9, 2010 through August 12, 2010, representatives of LAN, TAM, Claro, S&C, Pinheiro Neto, Turci, Clifford Chance, Machado Meyer, J.P. Morgan Securities, BTG Pactual, Bain and McKinsey met at the offices of S&C and BTG Pactual in New York to finalize the legal structure of the proposed business combination and the Memorandum of Understanding. Certain of these representatives also held meetings in New York during this period to discuss public relations activities and institutional investor relations planning. On August 12, 2010, LAN and TAM agreed on the exchange ratio for the proposed combination and finalized the Memorandum of Understanding. On August 13, 2010, LAN formally engaged J.P. Morgan Securities to replace UBS as LAN’s financial advisor.

The parties used several criteria and methodologies in order to determine the exchange ratio. To define a range of exchange ratios and implied premia acceptable to both parties, the parties reviewed the exchange ratios and implied premia in comparable transactions during the last five years. The comparable transactions were selected after taking into account many different criteria, of which the most important were the industry in which the companies operated, the size of the transaction, board and key management representation, whether the companies continued to operate under their own names or a new or combined name, future headquarters locations, the ultimate relative share ownership of the two groups of shareholders, the form of consideration (e.g., cash, stock or a combination thereof) and whether the synergies were shared proportionally to the new ownership or otherwise. In addition to the criteria described above, the companies were valued using several different quantitative methodologies, including an analysis of the historical relative share trading prices, an analysis of historical and projected multiples of enterprise value to earnings before interest, taxes, depreciation, amortization and rentals based on public information, discounted cash flows based on free cash flow public projections, a contribution analysis and a comparison of research analysts’ target prices. Finally, the parties took into account the net present value of estimated synergies and how they should be allocated.

As described above, the negotiation of the exchange ratio was done initially through UBS and BTG Pactual. Most of these negotiations were held by telephone with the initial target of agreeing on the most appropriate valuation criteria and defining if there was a range of exchange ratios that was narrow enough to allow for direct negotiations. The results of these discussions were verbally and independently presented to each company on August 4 and August 5, 2010. Between August 5 and August 12, 2010, LAN and TAM focused on finalizing the terms of the Memorandum of Understanding other than the exchange ratio. On August 12, 2010, Mr. Roberto Alvo of LAN and its Chilean legal counsel, Mr. Jose Maria Eyzaguirre of Claro, met in New York with Mr. Carlos Fonseca from BTG, Ms. Flávia Turci from Turci and Mr. Renato Bicudo from TEP. LAN proposed a fixed ratio of 0.90 of a LAN share for each TAM share. TAM accepted this fixed exchange ratio later that same day. On August 13, 2010, the board of directors of each of LAN and TAM approved, and LAN and TAM entered into and publicly announced, the Memorandum of Understanding.

Between September 9, 2010 and September 11, 2010, LAN sent to TAM first drafts of the transaction agreements which had been prepared by LAN’s legal counsel.

Between October 24, 2010 and October 29, 2010, LAN, TAM and their respective legal counsels met in New York to receive and discuss TAM’s comments on the draft transaction agreements. These meetings were held mainly in the offices of S&C, although some of the meetings occurred at the offices of BTG Pactual. After these meetings, LAN’s legal counsel revised the transaction agreements.

Between November 15, 2010 and November 24, 2010, LAN, TAM and their respective legal counsels again met in New York to review and negotiate the transaction agreements. After these meetings, LAN’s legal counsel revised the transaction agreements.

The final meetings in person to negotiate the transaction agreements took place between December 12, 2010 and December 16, 2010 in São Paulo, Brazil at the offices of Machado Meyer, one of TAM’s Brazilian legal counsel.

After these meetings, LAN’s legal counsel revised the transaction agreements and the parties continued to negotiate their terms through email and conference calls. The parties finalized the transaction agreements on January 18, 2011.

The board of directors of TAM has not considered any investments in, or business combinations with, any Latin American airlines other than LAN or any other strategic alternatives to such transactions. TAM did engage in negotiations that resulted in TAM becoming a member of Star Alliance, but the board of directors of TAM does not consider this alliance as a strategic alternative to the proposed combination contemplated with LAN. Similarly, TAM has in the past entered into code share agreements with other Latin American airlines, but all of these were entered into in the ordinary course of business and the board of directors of TAM does not consider such arrangements as a strategic alternative to the proposed combination with LAN.

LAN’S REASONS FOR THE PROPOSED COMBINATION

The board of directors of LAN unanimously approved the transaction agreements and the transactions contemplated thereby, including the exchange offer, the mergers and the change of LAN’s name to “LATAM Airlines Group S.A.,” at a meeting held on January 18, 2011. The shareholders of LAN approved the mergers and name change at a meeting held on December 21, 2011. In reaching its decision to approve these matters, the LAN board of directors consulted with LAN’s management and its financial and legal advisors and considered a variety of factors, including the material factors described below. This explanation of LAN’s reasons for entering into the proposed combination and the other information presented in this section are forward-looking statements and, therefore, should be read in light of the factors discussed under the “Cautionary Statement Regarding Forward-Looking Statements” section of this offer to exchange/prospectus beginning on page 22.

The four main reasons that the LAN board of directors considered in approving the proposed combination are as follows:

•

the proposed combination will form the leading Latin American airline group with the largest fleet of aircraft of any airline in Latin America and one that is well positioned to compete in the increasingly consolidated and competitive global airline industry;

•

the business models of LAN and TAM are complementary, which will create new opportunities for LATAM to offer better services to its customers through the harmonization of flight schedules, improved commercial distribution, launch of new flights and expansion of the combined cargo business;

•	the substantial level of synergies expected to be attained in the transaction; and

•	the common strategic and cultural approach to doing business and other similarities between LAN and TAM and their controlling shareholders.

Competitive Landscape in the Airline Industry

Since the 1970s, the airline industry worldwide has become increasingly concentrated and competitive as a result of substantial consolidation among airlines. The LAN board of directors expects that this trend will continue. In evaluating the proposed combination, the LAN board of directors considered that:

•

the global reach of LAN and TAM would be significantly expanded by bringing together LAN’s passenger network, which serves 100 destinations in 17 countries as of December 31, 2011, with TAM’s passenger network, which serves 62 destinations in 15 countries as of December 31, 2011, with minimal overlap, as compared to the next closest Latin American competitor, which serves 78 destinations as of December 31, 2011;

•

the combined fleet of LAN and TAM would consist of 305 aircraft as of December 31, 2011, which is approximately two times greater than the second largest airline in Latin America in terms of size of fleet; and

•

the combined revenue of LAN and TAM for the last 12 months ended December 31, 2011, would have been approximately $13.2 billion, making it one of the biggest airlines globally in terms of revenues for that period.

In light of these factors, the LAN board of directors believes that the proposed combination will form the leading Latin American airline group with the largest fleet of aircraft in Latin America. LATAM will be capable of serving all major domestic markets across Latin America and will be well positioned to compete in an increasingly consolidating global airline industry. LAN and TAM also believe that by coordinating their marketing and sales efforts, LATAM will have enhanced global presence capable of targeting and serving a larger pool of potential customers.

Complementary Aspects of the Two Companies

The businesses of LAN and TAM are highly complementary from both the geographic and business line perspectives.

Complementary Hubs

LAN and TAM expect to achieve substantial synergies following completion of the proposed combination by coordinating flights at their hubs. LAN currently has hubs located in Lima and Santiago airports and TAM currently has hubs located in São Paulo and Rio de Janeiro airports. LAN believes that the potential to expand passenger traffic at the São Paulo, Guarulhos and Lima airports will constitute a significant competitive advantage for LATAM because customers will be able to select more destinations with better schedules and routes while at the same time benefitting from fares that reflect increased economies of scale. Similarly, the strategic locations of both the Lima and the São Paulo hubs will allow LATAM to consolidate traffic flows from the whole continent. In the case of Santiago and Lima, traffic flows will be consolidated in and out of the U.S. Pacific coast and South Pacific, while in the case of the São Paulo hub, traffic flows will be consolidated in and out of the US Atlantic coast and Europe.

Complementary Passenger Operations

With respect to LAN’s and TAM’s passenger networks, they together provide passenger service to approximately 151 cities, of which only 17 cities are served by both LAN and TAM. Currently, passenger operations only overlap in three non-stop routes (Santiago – São Paulo, Lima – São Paulo and Buenos Aires – São Paulo), which represent less than 3.2% of the combined companies’ capacity measured in available seat kilometers. LAN’s and TAM’s non-stop Buenos Aires – São Paulo routes only partially overlap as the companies operate in Buenos Aires from different airports. This low degree of overlap reflects that LAN’s passenger network is mainly focused on flying to cities on the South American Pacific coast and the U.S., operating routes among South American cities and serving the domestic markets of Chile, Argentina, Perú, Ecuador and Colombia, while TAM’s passenger network is more focused on serving the Brazilian domestic market and flying to cities on the U.S. Atlantic coast and Europe from Brazil.

By harmonizing the flight schedules of LAN’s and TAM’s complementary passenger networks, LATAM will be able to offer better services to its customers by offering passengers more connections, more travel alternatives, new destinations, extended lounge access and more extensive frequent flyer programs, which LAN expects to result in increased passenger revenues and better benefits to customers. Following the proposed combination, by coordinating LAN’s and TAM’s passenger networks, LAN expects LAN’s passengers will have improved access to the 56 destinations currently served by TAM and not LAN, and TAM’s passengers to have access to the 78 destinations currently served by LAN and not TAM.

LATAM’s combined size and the fact that LAN and TAM have stronger presences in different countries should improve LATAM’s ability to market and sell passenger services in each of these markets. LAN and TAM believe that by coordinating and leveraging their marketing and sales efforts, LATAM will have an enhanced presence in Latin America and will be internationally capable of targeting and serving a larger pool of potential passengers.

Finally, the complementary nature of the passenger networks and marketing and sales programs of LAN and TAM will enhance LATAM’s ability to launch new flights and serve new destinations.

Complementary Cargo Business

LAN currently operates 14 wide body aircraft exclusively for cargo operations, which, coupled with its regular passenger aircraft belly cargo capacity, creates a strong cargo network and gives LAN operational flexibility and the ability to provide value and options to its cargo customers. TAM, on the other hand, currently operates 29 wide body passenger aircraft, mainly in international routes out of Brazil. LAN believes that leveraging its strong cargo network and substantial experience and demonstrated success in the cargo business with TAM’s expanded long-haul footprint in Brazil, together with the forecasted growth and relevance of the Brazilian economy, and will create substantial opportunities for LATAM’s combined cargo business internationally.

These opportunities will derive from an optimization of the cargo network, efficiencies and cost savings in the cargo business through coordinated freight planning, sharing of best practices and the opportunity to deploy new routes that would not be pursued without the combination of passenger and cargo revenue.

Estimated Synergies of the Proposed Combination

LAN estimates that the combined synergies arising from the proposed combination could increase LATAM’s annual operating income before depreciation and taxes over time by between US$600 million and US$700 million, beginning four years after completion of the transaction.

This estimate reflects the expected combined cost savings and revenue generating opportunities arising from the proposed combination and includes best practice sharing benefits that have been identified in certain areas. Of the total expected annual pre-tax synergies, between US$170 million and US$200 million may be achieved within the first year after completion of the transaction.

Approximately 40% of the total potential synergies will be generated from increased revenues from the passenger business, 20% will be generated from increased revenues from the cargo business and the remaining 40% of the potential synergies will be generated by cost savings. Beginning four years after the completion of the proposed combination, the breakdown of expected annual pre-tax synergies is estimated to be as follows:

•	between US$225 million and US$260 million is expected to derive from increased revenues resulting from the combination of LAN’s and TAM’s passenger networks and the addition of new flights;

•	between US$120 million and US$125 million is expected to derive from increased revenues attributable to new services and best practice sharing in the cargo business;

•	between US$15 million and US$25 million is expected to derive from the consolidation of, and best practice sharing in, the frequent flyer programs of both companies;

•

between US$100 million and US$135 million is expected to derive from cost savings relating to the coordination of airport and procurement activities which should allow LATAM to leverage economies of scope and scale;

•

between US$20 million and US$25 million is expected to derive from cost savings resulting from the coordination and improved efficiency of maintenance operations which should allow LATAM to leverage economies of scale; and

•

between US$120 million and US$130 million is expected to derive from cost savings resulting from the convergence of LAN’s and TAM’s information technology systems, the increased efficiency of combined sales and distribution processes, and the increased efficiency in corporate overhead costs.

The estimated revenues and cost savings expected to result from the synergies and best practice sharing described above do not include any implementation costs. LAN and TAM expect that the one-time merger costs, including banking, consulting and legal advisory fees, to be incurred during 2012 and the investments required over the term of the synergy capture period to achieve the above-mentioned synergies will be between US$170 million and US$200 million in the aggregate.

LAN expects reduced investments from avoided engine and spare part purchases of approximately US$150 million, which are expected to occur over the synergy capture period.

LAN estimates that the impact of the mitigation measures imposed by the TDLC on the synergy value should not exceed $10 million per year. For a discussion of the mitigation measured imposed by the TDLC, please see “The Exchange Offer—Certain Legal and Regulatory Matters—Competition and Antitrust—Chile” section of this offer to exchange/prospectus beginning on page 225.

The estimated synergies were based on a number of assumptions made by the parties and limited by the parties’ ability to predict future events. Passenger based revenue synergies assumed improved combined network traffic due to an improved product offering (e.g., due to greater frequency), increased connectivity (e.g., due to increased ability to flow across combined network), improved value proposition (e.g., due to a combined frequent flyer program), enhanced marketing and sales capability in home markets (e.g., having LATAM be considered the “home carrier” in both Chile and Brazil) and the estimated benefit of new flights.

Passenger business cost synergies assumed the ability to unify existing overlapping contracts and in some cases the ability to renegotiate lower rates based on the greater total combined volume of both companies. The cost synergies also assumed consolidation in some areas such as back-office and sales support functions, IT, legal and communications, and lounges and contractors in each airport (e.g., through co-location). Finally, the estimated costs assumed some small reductions in needed inventory of spare parts as a result of combined operations.

Cargo synergies assumed combined network traffic would provide an improved product offering as a result of an optimized network with more destinations, increased sales focus, and best practice sharing, including an improved revenue management system.

LAN and TAM also believe that further long-term synergies may be achievable from improved integration and best practice sharing of LAN’s domestic operations, further cooperation with other partner airlines and economies of scale in cost arising from increased bargaining power with suppliers due to the bigger size of the combined companies.

The estimated synergies from the proposed combination are forward-looking statements and subject to numerous risks. Actual synergies may differ significantly from expected synergies notably due to the difficulties in integrating large, complex businesses. For instance, given the assumptions on which the estimated synergies were based, a significant change in the combined company's ability to grow (e.g., due to load factor constraints) or unexpected passenger behavior would result in actual synergies below the estimated synergies. Unexpected difficulties in combining contracts, renegotiating rates, or consolidating functions could also decrease the actual synergies below the estimated synergies. Finally, any adverse change in the macro-economic environment, including a prolonged global recession, spikes in aircraft fuel prices or acts of world terrorism, or the occurrence of any of the risk factors described in this offer to exchange/prospectus could cause the actual synergies to be less than the estimated synergies. For these reasons, as well as the factors discussed under the “Risk Factors” section of this offer to exchange/prospectus beginning on page 51, LAN cannot be certain that any potential synergies, whether cost savings or revenue enhancements, will actually be achieved within the envisaged time frame or at all. LAN and TAM do not, and LATAM will not, as a matter of course, make public projections as to future sales, earnings or other results. LAN and TAM are, and LATAM will be, particularly cautious about making projections due to the unpredictability of the underlying assumptions and estimates. However, the respective managements of LAN and TAM have prepared the prospective financial information set forth above in connection with this explanation of the proposed combination to present the estimated cost savings and synergies expected to result from the proposed combination. A summary of these projections is not being included in this offer to exchange/prospectus to influence your decision whether to tender your TAM shares or TAM ADRs in the exchange offer, but is being included because these projections were made available to the board of directors of LAN and TAM and their respective advisors. The inclusion of this information should not be regarded as an indication that the board of directors of LAN or TAM or their respective advisors or any other person considered, or now considers, such projections to be material or to be a reliable prediction of actual future results, and these projections should not be relied upon as such. The internal projections of each company on which the estimated synergies were based related primarily to traffic projections for passenger and cargo in the main routes on which the two airlines operate and in other routes they could operate jointly in the future. The traffic projections generally estimated the number of passengers or tons of cargo transported between countries and pairs of destinations. Information related to market shares was also taken into account. Because this information is very commercially sensitive, it was provided only to a “clean team” of employees of Bain and McKinsey and the representatives of LAN and TAM were not shown the underlying information of the other company on which the estimated synergies were based. There can be no assurance that these projections will be realized or that actual results will not be significantly higher or lower than forecasted. The projections cover multiple years and such information by its nature becomes subject to greater uncertainty with each successive year. As a result, the inclusion of the projections in this offer to exchange/prospectus should not be relied on as necessarily predictive of actual future events.

In addition, these projections were not prepared with a view toward public disclosure or toward complying with IFRS, the published guidelines of the SEC regarding projections or the use of non-GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither of the independent auditors of LAN or TAM, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, these projections. The prospective financial information included in this offer to exchange/prospectus has been prepared by, and is the responsibility of, management of LAN and TAM. PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada and PricewaterhouseCoopers Auditores Independentes have neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, neither PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada nor PricewaterhouseCoopers Auditores Independentes express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada and PricewaterhouseCoopers Auditores Independentes reports included in this offer to exchange/prospectus relate to LAN’s and TAM’s historical financial information, respectively. They do not extend to the prospective financial information and should not be read to do so.

These projections were based on numerous variables and assumptions that are inherently uncertain, many of which are beyond the control of LAN and TAM. LAN and TAM believe the assumptions that their respective management used as a basis for the projections were reasonable at the time they prepared these projections, given the information they had at the time. However, this information is not fact, and readers of this offer to exchange/prospectus are cautioned not to place undue reliance on these projections. Important factors that may affect actual results and cause these projections not to be achieved include, but are not limited to, risks and uncertainties relating to the businesses of LAN and TAM (including their ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors described or referenced under the “Cautionary Statement Regarding Forward-Looking Statements” section of this offer to exchange/prospectus beginning on page 22. In addition, the projections also reflect assumptions that are subject to change and do not reflect revised prospects for the businesses of LAN and TAM, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the projections were prepared. Accordingly, there can be no assurance that the synergies and cost savings expected to result from the proposed combination will be realized or that the estimated synergies and cost savings of LAN and TAM will not materially vary from those projected.

No one has made, or should be considered to make, any representation to any shareholder or anyone else regarding the information included in the projections set forth above. Readers of this offer to exchange/prospectus are cautioned not to rely on the projections. Some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since the date such projections were made. The management of LAN and TAM have not updated or otherwise revised, and do not intend to update or otherwise revise, the projections to reflect circumstances existing after the date when these projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions on which such projections were based are shown to be in error.

Shared Values and Common Strategic Vision

The LAN board of directors believes that part of the success of the proposed combination will derive from the ability of the senior management teams of LAN and TAM to work together and effectively execute their business plans. Therefore, the key reasons for the proposed combination include the common strategic and cultural approach of LAN and TAM to doing business.

LAN and TAM both have benefitted from the sound business decisions and tradition of excellence of their respective senior management teams. LAN and TAM believe that the senior management teams of LAN and TAM will be able to work well together and continue the business success that LAN and TAM have enjoyed as independent companies. The senior management teams of LAN and TAM share core values of safety, operational excellence, shareholder value creation and world-class customer service. LAN and TAM believe that this provides not only a solid foundation on which to combine LAN and TAM but also reduces the integration risk.

In addition, LAN and TAM have each benefitted from their past commercial relationships and their respective management teams have established good working relationships. As discussed further below under “The Exchange Offer—Certain Relationships with TAM—Agreements Entered into in the Ordinary Course” section of this offer to exchange/prospectus, since 2007 LAN and TAM have entered into several commercial agreements, including regional codeshare agreements, which enabled them to expand their passenger networks to serve additional destinations in Latin America, and a participation agreement, which allowed them to extend additional frequent flier benefits to their respective customers.

Other Positive Factors Considered

In addition to the strategic rationale for the proposed combination discussed above, the LAN board of directors also considered the following factors generally supporting the proposed combination:

•	the risk that other airlines would strengthen their relative positions through combinations and effective alliance organizations, leaving LAN at a competitive disadvantage;

•	that LAN expects LATAM to have the financial strength to invest in its growth, while maintaining the flexibility and liquidity necessary to weather cyclical conditions in the airline industry;

•	the anticipated market capitalization, liquidity and capital structure of LATAM;

•	the strength and complementary aspects of TAM’s industry experience;

•	the favorable reaction to the proposed combination by both TAM and its employees;

•

the fact that the exchange ratio of 0.90 of a LAN common share for each TAM share (or 0.90 LAN ADSs for each TAM ADS) is fixed, which the LAN board of directors believes is consistent with market practices for combinations of this type and with the strategic purpose of the proposed combination; and

•	the terms and conditions of the transaction agreements.

Other Factors Considered

The LAN board of directors also considered the following factors generally weighing against the proposed combination:

•

the challenges inherent in combining certain aspects of the business, operations and workforces of two major airlines, including the potential for (i) unforeseen difficulties in integrating operations and systems and (ii) the possible distraction of management attention for an extended period of time;

•	the potential adverse effect of the proposed combination on LAN’s overall business, including its relationships with customers, employees, suppliers and regulators;

•	the risk of not capturing all the anticipated synergies and cost savings when expected or at all and the risk that other anticipated benefits may not be realized;

•

the substantial costs to be incurred in connection with the proposed combination, including the costs of integrating certain aspects of the businesses of LAN and TAM and the transaction expenses arising from the proposed combination;

•	the fact that LAN will not control the voting shares of TAM or TAM’s board of directors;

•

the risk that the terms of the transaction agreements, including provisions relating to the payment of a termination fee under specified circumstances, could have the effect of discouraging other parties that would otherwise be interested in a transaction with LAN from proposing such a transaction;

•	the risk that, despite LAN’s and TAM’s combined efforts prior to the proposed combination, LAN may lose key personnel;

•	its limited knowledge of TAM’s business, operations, financial condition, earnings and prospects, taking into account LAN’s due diligence review of TAM;

•	TAM has a higher ratio of debt to equity than LAN;

•

the restrictions on the conduct of LAN’s business during the period between execution of the transaction agreements and the completion of the exchange offer and the mergers, including LAN’s ability to pursue alternative transactions;

•	the projected financial results of LAN through 2011 as a stand-alone company and the ability of LAN to achieve strategic goals previously established by its board of directors;

•

the risk that regulatory authorities may not approve the proposed combination or may impose limitations on the ownership or operations of LATAM that may adversely impact the ability of LATAM to realize synergies that are projected to occur in connection with the proposed combination; and

•

the risk that the exchange offer and mergers might not be completed and the possible adverse implications for LAN’s investor relations, management credibility and employee morale under such circumstances.

For a further discussion of certain of these risks and uncertainties, see the “Risk Factors” section of this offer to exchange/prospectus beginning on page 51 and the matters described under the “Cautionary Statement Regarding Forward-Looking Statements” section of this offer to exchange/prospectus beginning on page 22.

The foregoing discussion of the information and factors considered by the LAN board of directors is not intended to be exhaustive and includes only the material factors considered by the LAN board of directors. In view of the variety of factors considered in connection with its evaluation of the proposed combination, the LAN board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual directors may have given different weights to different factors. The LAN board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The LAN board of directors based its determination on the totality of the information presented to and considered by it.

Financial Forecasts

As a matter of general practice, LAN and TAM do not publicly disclose financial projections, and each of them is especially wary of doing so due to, among other reasons, the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections. In evaluating a possible transaction with TAM, management of LAN prepared prospective financial information for LAN and provided it to the board of directors of LAN and its financial advisor as well as TAM, its financial advisor and the Appraiser. Similarly, management of TAM prepared prospective financial information for TAM and provided it to the board of directors of TAM and its financial advisor as well as LAN, its financial advisor and the Appraiser. Management of LAN and TAM prepared these projections independently of the other party for purposes of assisting the board of directors of LAN or TAM, as applicable, to evaluate a potential transaction between LAN and TAM. A summary of this prospective financial information is included below in this section.

This summary does not include every line item of the projected financial information that LAN or TAM prepared and provided to their financial advisors. LAN and TAM do not believe that it is customary or advisable to disclose every line item of financial projections prepared by management for internal purposes and not with a view to public disclosure. Disclosing each line item could lead investors to believe that the financial projections are similar to, and have the same degree of precision and accuracy as, actual historical financial statements, which would be misleading given the inherent uncertainties and risks in financial projections. Instead, LAN included in this offer to exchange/prospectus only those line items of projected financial information that LAN, TAM and their financial advisors considered would be material to investors in the context of evaluating the proposed combination and the analyses underlying the fairness opinions included in this offer to exchange/prospectus.

This summary of prospective financial information is not provided to influence you to make any investment decision with respect to the exchange offer or otherwise, but is being included only because this prospective financial information was made available to the board of directors of LAN and TAM and their respective financial advisors and the Appraiser in evaluating a potential transaction between LAN and TAM.

The internal financial projections of management of LAN and TAM, upon which the prospective financial information was based, reflect the subjective judgment of management of LAN and TAM in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the prospective financial information constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in the prospective financial information, including, but not limited to, LAN’s and TAM’s performance, industry performance, general business, economic, regulatory, market and financial conditions, and the various other risks set forth in this offer to exchange/prospectus and LAN’s and TAM’s reports filed with the SEC. See “Where You Can Find More Information” beginning on page 16. There can be no assurance that the prospective financial information will be realized or that actual results will not be significantly higher or lower than projected. The prospective financial information also covers multiple years and such information by its nature becomes subject to greater uncertainty with each successive year. For that reason, this summary does not include any projected financial information for any years after 2015 because both LAN and TAM believe that such long-dated projected financial information is both immaterial and potentially misleading for investors because of the dramatically greater risks and uncertainties inherent in such long-range forecasts. Economic and business environments can and do change quickly, which adds additional uncertainty as to whether the results portrayed in the prospective financial information will be achieved. The inclusion of the prospective financial information should not be regarded as an indication that LAN, TAM or any of their respective financial advisors or anyone who received such information then considered, or now considers, it as necessarily predictive of actual or future events, and such information should not be relied upon as such.

In addition, the prospective financial information was not prepared with a view toward public disclosure or toward complying with United States generally accepted accounting principles (which we refer to as “GAAP”), the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures, IFRS or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The prospective financial information included in this offer to exchange/prospectus has been prepared by, and is the responsibility of, management of LAN and TAM.

PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada and PricewaterhouseCoopers Auditores Independentes have neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, neither PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada nor PricewaterhouseCoopers Auditores Independentes express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada and PricewaterhouseCoopers Auditores Independentes reports included in this offer to exchange/prospectus relate to LAN’s and TAM’s historical financial information, respectively. They do not extend to the prospective financial information and should not be read to do so.

The prospective financial information was based on numerous variables and assumptions made by management of LAN and TAM at the time it was prepared with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the respective businesses of LAN and TAM, all of which are difficult to predict and many of which are beyond the control of LAN and TAM. For example, with respect to LAN’s and TAM’s revenue and cost projections, these assumptions included certain projected capacity growth rates and yield and load factors as well as certain macroeconomic factors, such as GDP growth, industry growth, inflation, unemployment and exchange rates in the principal markets in which LAN and TAM operate and projected jet fuel prices. Projections of future wage costs assumed certain levels of productivity and personnel costs. Projections of depreciation and capital expenditures assumed that new fleet purchases would be utilized consistent with LAN’s and TAM’s then-current fleet plans and the current depreciation profiles of LAN’s and TAM’s existing aircraft and other fixed assets. Projections of interest income and interest expense assumed that LAN and TAM would need to finance certain projected capital expenditures at certain assumed interest rates. The projections also assumed that future income tax rates would be the same as the income tax rates then in effect in the jurisdictions in which LAN and TAM currently operate. Although management of LAN and TAM prepared their projections for LAN and TAM, respectively, based on the same type of assumptions, these assumptions were independently defined by the management of LAN and TAM and may be materially different. LAN and TAM believe that the assumptions their respective management teams used in formulating the prospective financial information were reasonable at the time the prospective financial information was prepared, taking into account the relevant information available to each management team at the time. Important factors that may affect actual results and cause the prospective financial information not to be achieved include general economic conditions, accuracy of certain accounting assumptions, changes in actual or projected cash flows, competitive pressures, significant increases in the costs of certain commodities, successful execution of cost saving strategies, changes in tax laws, integration risks associated with recent acquisitions, changes in interest rates, and other factors described or referenced under “Cautionary Statement Regarding Forward-Looking Information” beginning on page 22. In addition, the prospective financial information also reflects assumptions that are subject to change and do not reflect revised prospects for LAN’s and TAM’s respective businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur after the date the prospective financial information was prepared. The prospective financial information will also be affected by the ability of LAN and TAM to achieve their respective strategic goals, objectives and targets over the applicable periods. Accordingly, the prospective financial information cannot, therefore, be considered a guaranty of future operating results, and such information should not be relied upon as such and there can be no assurance that the results indicated by the prospective financial information will be realized or that future financial results will not materially vary from the prospective financial information.

The prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the transaction agreements, and was prepared based on LAN or TAM (as applicable) as a standalone company. Further, the prospective financial information does not take into account other matters related to the proposed combination, including the impact of negotiating or executing the transaction agreements, the expenses that may be incurred in connection with completing the exchange offer and the mergers, the potential synergies that may be achieved by the combined company as a result of the proposed combination, the effect of any business or strategic decision or action that has been or will be taken as a result of the transaction agreements having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the transaction agreements had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the proposed combination. Further, the prospective financial information does not take into account the effect of any failure of the exchange offer and the mergers to be completed and should not be viewed as accurate or reliable in that context.

Some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since the date the prospective financial information was prepared. Except as may be required by law, LAN and TAM do not assume any responsibility for the accuracy of the prospective financial information and disclaim any obligation to update or otherwise revise the prospective financial information to reflect circumstances, economic conditions or other developments existing or occurring after the date the prospective financial information was prepared or to reflect the occurrence of future events, even if any or all of the assumptions on which the prospective financial information were based are no longer appropriate. These considerations should be taken into account in reviewing the prospective financial information, which was prepared as of an earlier date. The inclusion of the prospective financial information in this offer to exchange/prospectus should not be deemed an admission or representation by LAN, TAM or their respective board of directors that it is viewed as material information of LAN and TAM, and, in fact, both LAN and TAM view the prospective financial information as non-material because of the inherent risks and uncertainties associated with such long-range forecasts. The prospective financial information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding LAN and TAM contained in their respective public filings with the SEC incorporated by reference in this offer to exchange/prospectus. In light of the foregoing factors and the uncertainties inherent in the prospective financial information, stockholders are cautioned not to place undue, if any, reliance on the prospective information included in this offer to exchange/prospectus.

LAN Projections

The following table presents summary selected prospective financial information of LAN prepared by management of LAN as of September 29, 2010 for each of the fiscal years ending December 31, 2011 through December 31, 2015 in connection with its evaluation of a potential combination of LAN and TAM (which we refer to as the “Initial LAN Projections”) (in million US$):

	2011E	2012E	2013E	2014E	2015E
Total Revenue	5,210	6,018	7,030	8,073	9,120
Total Operating Expenses	4,433	5,124	5,936	6,841	7,715
EBITDAR	1,300	1,488	1,766	1,989	2,260
Depreciation and amortization	408	474	527	594	671
Capital expenditures	1,566	1,452	1,764	1,172	948
Total Net Income	503	593	728	830	986
Total Assets	7,382	8,344	9,752	10,832	11,855
Total Liabilities	5,694	6,358	7,399	8,064	8,591
Total Equity	1,689	1,986	2,353	2,769	3,263

The following table presents summary selected prospective financial information of LAN prepared by management of LAN as of October 25, 2011 for each of the fiscal years ending December 31, 2011 through December 31, 2015 in connection with its evaluation of a potential combination of LAN and TAM (which we refer to as the “Updated LAN Projections”) (in million US$):

	2011E	2012E	2013E	2014E	2015E
Total Revenue	5,668	6,374	7,355	8,161	9,086
Total Operating Expenses	5,165	5,689	6,416	6,955	7,675
EBITDAR	1,053	1,313	1,670	2,000	2,319
Depreciation and amortization	382	439	547	624	719
Capital expenditures	1,446	1,622	1,400	1,361	1,466
Total Net Income	298	439	649	847	995
Total Assets	7,684	8,856	9,632	10,858	12,069
Total Liabilities	6,223	7,176	7,626	8,429	9,142
Total Equity	1,461	1,681	2,005	2,429	2,927

The prospective financial information set forth above with respect to LAN’s EBITDAR may be considered non-GAAP financial measures. LAN provided this information to the board of directors of LAN and its financial advisor and TAM, its financial advisor and the Appraiser because LAN believed such information could be useful in evaluating, on a prospective basis, LAN’s estimated financial performance for each of the fiscal years ending December 31, 2011 through December 31, 2015. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and may not be comparable to similarly titled amounts used by other companies or other persons.

TAM Projections

The following table presents summary selected prospective financial information of TAM prepared by management of TAM as of July 23, 2010 for each of the fiscal years ending December 31, 2011 through December 31, 2015 in connection with its evaluation of a potential combination of LAN and TAM (which we refer to as the “Initial TAM Projections” and together with the Initial LAN Projections, the “Initial Combined Projections”) (in millions US$):*

	2011E	2012E	2013E	2014E	2015E
Net Revenue	7,468	8,083	8,754	9,357	10,000
Operating Costs and Expenses	6,894	7,405	7,897	8,371	8,735
EBITDAR	1,253	1,385	1,609	1,782	2,106
Depreciation and amortization	342	363	401	428	454
Capital expenditures	745	344	558	337	328
Net Income	354	350	488	576	770
Total Assets	8,719	8,872	9,182	9,453	10,092
Total Liabilities	7,370	7,292	7,252	7,119	7,225
Total Equity	1,349	1,580	1,930	2,334	2,867

* Based on the US$/Brazilian real exchange rate of R$1.7617 per US$1.00 on July 23, 2010.

The following table presents summary selected prospective financial information of TAM prepared by management of TAM and BTG Pactual as of October 26, 2011 for each of the fiscal years ending December 31, 2011 through December 31, 2015 in connection with TAM’s evaluation of a potential combination of LAN and TAM (which we refer to as the “Updated TAM Projections” and together with the Updated LAN Projections, the “Updated Combined Projections”) (in millions US$):*

	2011E	2012E	2013E	2014E	2015E
Net Revenues	7,236	7,977	8,655	9,430	10,334
Operating Costs and Expenses	6,934	7,518	8,018	8,480	9,132
EBITDAR	974	1,174	1,409	1,777	2,103
Depreciation and amortization	422	449	485	518	565
Capital expenditures	801	626	730	704	789
Net Income	30	195	188	392	567
Total Assets	8,908	9,951	10,480	10,990	11,593
Total Liabilities	7,240	8,125	8,499	8,700	9,216
Total Equity	1,668	1,826	1,981	2,290	2,377

* Based on the US$/Brazilian real exchange rate of R$1.7606 per US$1.00 on October 26, 2011.

The prospective financial information set forth above with respect to TAM’s EBITDAR may be considered non-GAAP financial measures. TAM provided this information to the board of directors of TAM and its financial advisor and LAN, its financial advisor and the Appraiser because TAM believed such information could be useful in evaluating, on a prospective basis, TAM’s estimated financial performance for each of the fiscal years ending December 31, 2011 through December 31, 2015. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and may not be comparable to similarly titled amounts used by other companies or other persons.

Opinions of LAN’s Financial Advisor

Pursuant to an engagement letter dated August 13, 2010, the board of directors of LAN engaged J.P. Morgan Securities to act as LAN’s financial advisor in connection with a potential combination with TAM. In connection with this engagement, the board of directors of LAN requested that J.P. Morgan Securities provide its opinion as to the fairness, from a financial point of view, to LAN of the exchange ratio in the exchange offer and the mergers (which we refer to collectively as the “Transactions”) pursuant to the transaction agreements. In selecting J.P. Morgan Securities as its financial advisor, the board of directors of LAN considered, among other things, that J.P. Morgan Securities is an internationally recognized investment banking firm with substantial experience in providing strategic advisory services with respect to transactions in Latin America, and its familiarity with LAN. As a part of its investment banking business, J.P. Morgan Securities and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. For the foregoing reasons, LAN selected J.P. Morgan Securities as its financial advisor and the decision was subsequently ratified by the board of directors of LAN.

At the meeting of the board of directors of LAN on January 18, 2011, J.P. Morgan Securities rendered its oral opinion to the board of directors of LAN, which was subsequently confirmed in writing, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the Transactions pursuant to the transaction agreements was fair, from a financial point of view, to LAN (which we refer to as the “Initial JPM Opinion”).

Considering the long period of time between the date of the Initial JPM Opinion and the date the exchange offer will be commenced, as well as the changes in financial, economic, market and other conditions since the date of the Initial JPM Opinion, on October 6, 2011, LAN requested J.P. Morgan Securities to issue a second fairness opinion in connection with the calling of the shareholder meeting to approve the mergers.

At the meeting of the board of directors of LAN on November 11, 2011, J.P. Morgan Securities rendered its oral opinion to the board of directors of LAN that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the Transactions was fair, from a financial point of view, to LAN (which we refer to as the “Supplemental JPM Opinion” and together with the Initial JPM Opinion as the “JPM Opinions”).

The initial JPM Opinion to the board of directors of LAN was one of many factors taken into consideration by the board of directors of LAN in making its determination to approve the proposed combination. No limitations were imposed by the board of directors of LAN upon J.P. Morgan Securities with respect to the investigations made or procedures followed by it in rendering its opinions.

The full text of the written Initial JPM Opinion of J.P. Morgan Securities, dated January 18, 2011, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex A-1 to this offer to exchange/prospectus and is incorporated herein by reference. The full text of the written Supplemental JPM Opinion, dated November 11, 2011, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex A-2 to this offer to exchange/prospectus and is incorporated herein by reference. You are urged to read each opinion in its entirety. J.P. Morgan Securities provided its opinions to the board of directors of LAN in connection with and for the purposes of its evaluation of the proposed combination and J.P. Morgan Securities’ opinions do not constitute a recommendation to any stockholder of LAN as to how such stockholder should vote with respect to the proposed combination or any other matter. Each opinion was approved by a fairness opinion committee of J.P. Morgan Securities. The summary of the opinions of J.P. Morgan Securities set forth in this offer to exchange/prospectus are qualified in their entirety by reference to the full text of each such opinion.

In connection with rendering its opinions described above and performing the related financial analyses, J.P. Morgan Securities, among other things:

•	reviewed the final drafts, dated January 18, 2011 (in the case of the Initial JPM Opinion) and the executed copies (in the case of the Supplemental JPM Opinion), of the transaction agreements;

•	reviewed certain publicly available business and financial information concerning LAN and TAM and the industries in which they operate;

•

compared the proposed financial terms of the Transactions with the publicly available financial terms of certain transactions involving companies J.P. Morgan Securities deemed relevant and the consideration received for such companies;

•

compared the financial and operating performance of LAN and TAM with publicly available information concerning certain other companies J.P. Morgan Securities deemed relevant and reviewed the current and historical market prices of LAN common shares and TAM preferred shares and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of LAN and TAM relating to their respective businesses, including the Initial Combined Projections and the Updated Combined Projections (which we refer to collectively as the “Projections”) as well as the estimated amount and timing of the cost savings and related expenses and certain strategic, financial and operational benefits expected to result from the Transactions (which we refer to as the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan Securities deemed appropriate for the purposes of its opinions.

J.P. Morgan Securities also held discussions with certain members of the management of LAN and TAM with respect to certain aspects of the Transactions, and the past and current business operations of LAN and TAM, the financial condition and future prospects and operations of LAN and TAM, the effects of the Transactions on the financial condition and future prospects of LAN, and certain other matters J.P. Morgan Securities believed necessary or appropriate to its inquiry.

In giving its opinions, J.P. Morgan Securities relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan Securities by LAN and TAM or otherwise reviewed by or for J.P. Morgan Securities, and J.P. Morgan Securities did not independently verify (nor did it assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan Securities did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan Securities evaluate the solvency of LAN or TAM under any laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, including the Projections and the Synergies, J.P. Morgan Securities assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of LAN and TAM as to the expected future results of operations and financial condition of LAN and TAM to which such analyses or forecasts relate. J.P. Morgan Securities noted that LAN had instructed J.P. Morgan Securities to assume that the voting shares of Holdco I to be issued in connection with the Transactions will have only a nominal value. J.P. Morgan Securities expressed no view as to the analyses or forecasts (including the Projections and the Synergies) referred to above or the assumptions on which they were based. J.P. Morgan Securities also assumed that the Transactions and the other transactions contemplated by the transaction agreements will qualify as a non-taxable event with respect to LAN and the holders of LAN common shares and will be consummated as described in the transaction agreements and that the definitive transaction agreements would not differ in any material respect from the drafts thereof provided to J.P. Morgan Securities. J.P. Morgan Securities also assumed that the representations and warranties made by LAN and TAM in the transaction agreements and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan Securities noted that it is not a legal, regulatory or tax expert and that it had relied on the assessments made by advisors to LAN with respect to such issues. J.P. Morgan Securities further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any material adverse effect on LAN or TAM or on the contemplated benefits of the Transactions.

J.P. Morgan Securities’ opinions are necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to J.P. Morgan Securities as of, the date of such opinions. Subsequent developments may affect J.P. Morgan Securities’ opinions, and J.P. Morgan Securities does not have any obligation to update, revise, or reaffirm such opinions. J.P. Morgan Securities’ opinions are limited to the fairness, from a financial point of view, to LAN of the exchange ratio in the Transactions pursuant to the transaction agreements, and J.P. Morgan Securities has expressed no opinion as to the fairness of the Transactions to the holders of any class of securities, creditors or other constituencies of LAN or as to the underlying decision by LAN to engage in the Transactions. J.P. Morgan Securities has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the Transactions, or any class of such persons relative to the exchange ratio in the Transactions or with respect to the fairness of any such compensation. J.P. Morgan Securities expressed no opinion as to the price at which LAN’s common shares or TAM’s shares will trade at any future time.

Summary of Certain Financial Analyses Conducted by J.P. Morgan Securities

In accordance with customary investment banking practice, J.P. Morgan Securities employed generally accepted valuation methods in reaching its opinions. The following is a summary of the material financial analyses utilized by J.P. Morgan Securities in connection with its opinions. The following summary, however, does not purport to be a complete description of the financial analyses performed by J.P. Morgan Securities or the presentations made by J.P. Morgan Securities to the board of directors of LAN. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by J.P. Morgan Securities, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by J.P. Morgan Securities, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by J.P. Morgan Securities.

The order of analyses described below does not represent the relative importance or weight given to those analyses by J.P. Morgan Securities. J.P. Morgan Securities worked on developing these analyses, and these analyses represent the work product of J.P. Morgan Securities. The analyses assume that all the holders of TAM shares and TAM ADSs would receive LAN common shares (in the form of LAN BDRs or LAN ADSs) in connection with the Transactions at the same exchange ratio. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 18, 2011, and is not necessarily indicative of current market conditions.

Initial JPM Opinion

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 18, 2011, and is not necessarily indicative of current market conditions.

Selected Public Companies Trading Analysis

Using publicly available information, J.P. Morgan Securities reviewed and compared selected financial and market data of LAN and TAM with corresponding data for selected publicly traded companies engaged in businesses which J.P. Morgan Securities judged to be similar to LAN and TAM. The companies selected by J.P. Morgan Securities were:

•	LAN;

•	TAM;

•	Gol Linhas Aéreas Inteligentes S.A.; and

•	Copa Holdings, S.A.

Although none of the selected companies is directly comparable to LAN or TAM, these companies were selected because they are airlines that operate in geographic areas that are subject to similar macroeconomic factors, have similar cost structure, similar work force dynamics, similar client base, shared destinations, are publicly traded and in the same industry as LAN and TAM.

For each such company, J.P. Morgan Securities calculated the following financial multiples and ratios based on publicly available financial data, information it obtained from filings with the SEC, FactSet, research analyst reports and I/B/E/S estimates, each as of August 12, 2010 (the last full trading day prior to the announcement of the proposed combination):

•	adjusted firm value as a multiple of estimated 2010 and 2011 revenue;

•	adjusted firm value as a multiple of estimated 2010 and 2011 EBITDAR; and

•	price to estimated 2010 and 2011 earnings per share ratio.

Equity value was calculated, with respect to each company, as the total number of fully diluted shares of capital stock outstanding times the closing price for such shares, in each case as of August 12, 2010. Adjusted firm value was calculated as the equity value of each company plus such company’s total debt, including an estimated capitalized value of such company’s operating leases (which was calculated using standard industry methodology by multiplying the company’s rent expense for the prior four fiscal quarters by a capitalization rate of 7x), plus the non-controlling interest in the company’s subsidiaries (minority interest), and minus the company’s cash and cash equivalents, in each case as of the date of the company’s latest available public filings, which was June 30, 2010 (which we refer to collectively as “adjusted net debt and minority interest”). “EBITDAR” means earnings before interest, taxes, depreciation, amortization and rent expenses.

J.P. Morgan Securities believed that, of the financial multiples and ratios presented, the estimated 2010 and 2011 adjusted firm value to EBITDAR ratio would be the more appropriate metric to consider because, by adding back rental expense to earnings (together with interest, taxes, depreciation and amortization), it produces a firm value estimate that includes the capitalized value of operating leases and is not affected by how assets are financed. The following table presents the results of this analysis:

Adjusted firm value/
Selected companies	2010E EBITDAR	2011E EBITDAR

LAN	11.2x	9.6x
TAM	7.4x	6.4x
Gol Linhas Aéreas	7.1x	5.9x
Copa Holdings	8.2x	7.1x

Mean	8.5x	7.3x
Median	7.8x	6.8x

Given the limited number of public companies sufficiently comparable to LAN and TAM, J.P. Morgan Securities selected multiples derived from the selected public companies analysis based on J.P. Morgan Securities’ experience and professional judgment, as informed by historical trading multiples of LAN and TAM, and applied such multiples to comparable public data for LAN and TAM to derive a range of implied equity values for LAN and TAM. J.P. Morgan Securities applied a range of multiples of 8.0x to 10.0x to 2010 estimated adjusted firm value to EBITDAR multiple for LAN, multiples ranging from 7.0x to 9.0x to estimated 2011 adjusted firm value to EBITDAR multiple for LAN, multiples ranging from 7.5x to 9.0x to estimated 2010 adjusted firm value to EBITDAR multiple for TAM, and multiples ranging from 6.5x to 8.0x to estimated 2011 adjusted firm value to EBITDAR multiple for TAM. J.P. Morgan Securities divided these ranges of implied equity values for LAN by the number of fully diluted LAN common shares outstanding at that time to obtain a range of illustrative value indications per LAN common share of $15.8 to $24.7 and divided the ranges of implied equity values for TAM by the number of fully diluted TAM shares outstanding at that time to obtain a range of illustrative value indications per TAM share of $11.9 to $33.8 per TAM share. The results of this analysis are as follows:

		Adjusted Firm Value/ EBITDAR multiple			Implied equity value per share
	Year	Low		High	Low		High
LAN Airlines	2010E	8.0x	—	10.0x	$15.8	—	$22.2
	2011E	7.0x	—	9.0x	$17.1	—	$24.7
TAM SA	2010E	7.5x	—	9.0x	$11.9	—	$20.7
	2011E	6.5x	—	8.0x	$21.5	—	$33.8

By dividing the low end of the range of implied equity values per TAM share by the high end of the range of implied equity values per LAN common share and dividing the high end of the range of implied equity values per TAM share by the low end of the range of implied equity values per LAN common share, J.P. Morgan Securities derived implied reference exchange ratios ranging from 0.54 to 1.31 LAN common shares per TAM share, using the estimated 2010 adjusted firm value to EBITDAR multiple, and from 0.87 to 1.98 LAN common shares per TAM share, using the estimated 2011 adjusted firm value to EBITDAR multiple, compared to the proposed exchange ratio of 0.90 of a LAN common share for each TAM share.

Discounted Cash Flow Analysis

J.P. Morgan Securities calculated ranges of implied equity values per share for both LAN and TAM by performing a discounted cash flow analysis for LAN and TAM on a stand-alone basis, without giving effect to the Synergies. For both LAN and TAM, the discounted cash flow analysis assumed a valuation date of December 31, 2010.

A discounted cash flow analysis is a traditional method of evaluating a business by estimating the future cash flows of a business and taking into consideration the time value of money with respect to those future cash flows by calculating the “present value” of the estimated future cash flows of the business. “Present value” refers to the current value of one or more future cash payments, or “cash flows,” from a business and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions, estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Other financial terms utilized below are “terminal value,” which refers to the value of all future cash flows from a business beyond the end of a specific forecast period, and “unlevered free cash flows,” which refers to a calculation of the future cash flows of a business without including in such calculation any debt servicing costs.

In conducting this analysis, J.P. Morgan Securities applied a range of discount rates of 9.1% to 10.1% for LAN and a range of discount rates of 9.7% to 10.7% for TAM, which were chosen by J.P. Morgan Securities based upon an analysis of an estimate of the weighted average cost of capital of LAN and TAM, respectively, to the after-tax unlevered free cash flows that LAN and TAM were respectively projected to generate on an annual basis during the forecast period of 2011 through 2020, in order to calculate the present value of such free cash flows. J.P. Morgan Securities derived the after-tax unlevered free cash flow projections for LAN and TAM that it used in its discounted cash flow analysis in connection with the Initial JPM Opinion by starting with certain components of the Initial Combined Projections provided to it by LAN and TAM and then adjusting them and making certain assumptions using its professional judgment and expertise. J.P. Morgan Securities also calculated a terminal value as of the end of the forecast period for each of LAN and TAM assuming perpetual unlevered free cash flow growth rates of 2.5% to 3.5% for both LAN and TAM. J.P. Morgan Securities’ decision to use perpetual growth rates of 2.5% to 3.5% was based on its judgment of the long-term growth prospects of LAN, TAM and the industry in which they participate as well as the long-term growth prospects of the overall economy. J.P. Morgan Securities then calculated the present value of the terminal values for LAN and TAM using the discount rates specified above. For both LAN and TAM, the present value of unlevered free cash flows and terminal values were added together in order to derive the unlevered firm values for each of LAN and TAM, respectively. J.P. Morgan Securities then calculated the implied equity value for both LAN and TAM by: (i) subtracting from each company’s firm value such company’s total debt and non-controlling interest in subsidiaries (minority interest) and (ii) adding each company’s cash and cash equivalents, in each case as of September 30, 2010. J.P. Morgan Securities divided these ranges of implied equity values for LAN by the number of fully diluted LAN common shares outstanding at that time to obtain a range of illustrative value indications per LAN common share of $32.3 to $35.5 and divided the ranges of implied equity values for TAM by the number of fully diluted TAM shares outstanding at that time to obtain a range of illustrative value indications per TAM share of $30.7 to $34.0 per TAM share.

By dividing the low end of the range of implied equity values per TAM share by the high end of the range of implied equity values per LAN common share and dividing the high end of the range of implied equity values per TAM share by the low end of the range of implied equity values per LAN common share, J.P. Morgan Securities derived implied reference exchange ratios ranging from 0.86 to 1.05 LAN common shares per TAM share, compared to the proposed exchange ratio of 0.90 of a LAN common share for each TAM share.

Historical stock performance

J.P. Morgan Securities compared the respective closing price of LAN common shares and TAM preferred shares as of August 12, 2010, which was the date immediately prior to the announcement of the Transactions. J.P. Morgan Securities also compared the historical respective trading price performance of LAN common shares and TAM preferred shares over (i) the one-month period, (ii) the three-month period, (iii) the six-month period and (iv) the 12-month period prior to August 13, 2010, which was the date on which the Transactions were announced. J.P. Morgan Securities used the closing and trading price of TAM preferred shares because they are the most actively traded shares of TAM. The following table shows the respective closing price and trading price performance of LAN common shares and TAM preferred shares during the periods indicated:

	LAN			TAM
	Low		High	Low		High
August 12, 2010(1)	$25.3			$16.0
30-day	$20.5	—	$26.00	$15.5	—	$17.6
3-month	$17.7	—	$26.00	$12.6	—	$17.6
6-month	$16.9	—	$26.00	$12.6	—	$19.6
1-year	$11.6	—	$26.00	$12.6	—	$24.8

(1)	Closing price only.

J.P. Morgan Securities noted that the implied exchange ratios as calculated using the daily closing prices of TAM preferred shares divided by the daily closing prices of LAN common shares over these periods ranged from a low of 0.63 to a high of 1.41 LAN common shares per TAM preferred share, compared to the proposed exchange ratio of 0.90 of a LAN common share for each TAM share. J.P. Morgan Securities noted that an historical stock trading analysis is not a valuation methodology and that such analysis was presented to the board of directors of LAN merely for informational purposes.

Contribution Analysis

J.P. Morgan Securities reviewed the contribution of LAN and TAM to the pro forma combined company relative to (i) the last 12 months EBITDAR as of September 30, 2010 (which we refer to as “EBITDAR LTM 3Q 2010”), (ii) the estimated EBITDAR for each of the years 2010, 2011 and 2012 and (iii) the estimated combined EBITDAR for the years 2009 through 2012 (which we refer to collectively as the “January 2011 Metrics”). The historical year 2009 EBITDAR and the last 12 months EBITDAR as of September 30, 2010 for LAN and TAM were based on publicly available financial data. The year 2010, 2011 and 2012 estimated EBITDAR for LAN and TAM were based on the Initial Combined Projections. The relative contribution analysis did not give effect to the impact of any Synergies as a result of the Transactions. Based on the closing prices for the LAN common shares and TAM preferred shares as of August 12, 2010 and information contained in each company’s public filings with respect to the six-month period ended June 30, 2010 and as of June 30, 2010, J.P. Morgan Securities calculated the implied pro forma adjusted firm value of the combined company as of August 12, 2010. J.P. Morgan Securities then calculated the implied adjusted firm value for each of LAN and TAM with respect to each January 2011 Metric, by applying (a) the percentage of the January 2011 Metric contributed by each company to the pro forma combined company to (b) the pro forma adjusted firm value of the combined company. J.P. Morgan Securities then subtracted from the implied adjusted firm value of each of LAN and TAM calculated for each Metric the applicable company’s adjusted net debt and minority interest as of September 30, 2010 to derive an implied equity value for LAN and TAM with respect to each January 2011 Metric. Using these implied equity values, J.P. Morgan Securities then calculated the implied percentage contribution of LAN and TAM to the pro forma implied equity value of the combined company with respect to each January 2011 Metric. The implied contribution percentages resulting from such January 2011 Metrics were used to determine the implied pro forma ownership percentages of the combined company for the shareholders of LAN and TAM. The pro forma ownership percentages were then used to determine the implied exchange ratio of a LAN common share for each TAM share. The following table presents the results of the relative contribution analysis:

	Percentage implied ownership		Implied exchange ratio
	LAN shareholders	TAM shareholders
EBITDAR LTM 3Q 2010	63%	37%	1.29x
EBITDAR 2010E	65%	35%	1.17x
EBITDAR 2011E	58%	42%	1.56x
EBITDAR 2012E	63%	37%	1.29x
EBITDAR 2009 - 2012	62%	38%	1.30x

J.P. Morgan Securities noted that the implied exchange ratios ranged from a low of 1.17 to a high of 1.56 LAN common shares per TAM share, compared to the proposed exchange ratio of 0.90 of a LAN common share for each TAM share.

Illustrative Value Creation Analysis

J.P. Morgan Securities performed an illustrative value creation analysis that compared the implied equity value per LAN common share derived from the discounted cash flow analysis of LAN on a standalone basis to the pro forma implied equity value of the combined company after giving effect to the Transactions (including Synergies). For this analysis, J.P. Morgan Securities calculated the potential increase/(decrease) in the equity value per LAN common share by comparing (a) the implied equity value per LAN common share of $33.9 derived from the stand-alone discounted cash flow analysis of LAN assuming a 9.6% discount rate (which was the mid-point of the discount range used in the discounted cash flow analysis of LAN) and a perpetuity growth rate of 3.0% (which was the mid-point of the growth rate range used in the stand-alone discounted cash flow analysis of LAN) with (b) the pro forma implied equity value representing the LAN shareholders’ pro forma ownership of the combined company taking into account the expected Synergies (net of transaction expenses, including integration, advisory, marketing and other costs) of $43.1 per share. J.P. Morgan Securities derived the pro forma implied equity value representing the LAN shareholders’ pro forma ownership of the combined company by performing a discounted cash flow analysis of the combined entity taking into account the expected Synergies (net of transaction expenses, including integration, advisory, marketing and other costs), assuming a 9.8% discount rate (which was the mid-point of a discount range of 9.3% to 10.3%) and a perpetuity growth rate of 3% (which was the mid-point of a growth rate range of 2.5% to 3.5%), multiplied by a factor of 71%, representing the LAN shareholders’ pro forma ownership of the combined company. J.P. Morgan Securities divided this pro forma implied equity value representing the LAN shareholders’ pro forma ownership of the combined company by the number of fully diluted LAN common shares outstanding at that time to obtain $43.1 per share. Based on the assumptions set forth above, this analysis implied value creation for LAN shareholders of 27%. Additionally, for illustrative purposes J.P. Morgan Securities performed this same analysis but excluded the value of the revenues projected to be derived from the Synergies (but including cost and cargo synergies). This alternative analysis implied value creation for LAN shareholders of 18%.

Supplemental JPM Opinion

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 11, 2011, and is not necessarily indicative of current market conditions.

Selected Public Companies Trading Analysis

Using publicly available information, J.P. Morgan Securities reviewed and compared selected financial and market data of LAN and TAM with corresponding data for selected publicly traded companies engaged in businesses which J.P. Morgan Securities judged to be similar to LAN and TAM. The companies selected by J.P. Morgan Securities were:

•	LAN;

•	TAM;

•	Gol Linhas Aéreas Inteligentes S.A.; and

•	Copa Holdings, S.A.

Although none of the selected companies is directly comparable to LAN or TAM, these companies were selected because they are airlines that operate in geographic areas that are subject to similar macroeconomic factors, have similar cost structure, similar work force dynamics, similar client base, shared destinations, are publicly traded and in the same industry as LAN and TAM.

For each such company, J.P. Morgan Securities calculated the following financial multiples and ratios based on publicly available financial data, information it obtained from filings with the SEC, FactSet, research analyst reports and I/B/E/S estimates, each as of August 12, 2010 (the last full trading day prior to the announcement of the proposed combination):

•	adjusted firm value as a multiple of estimated 2010 and 2011 revenue;

•	adjusted firm value as a multiple of estimated 2010 and 2011 EBITDAR; and

•	price to estimated 2010 and 2011 earnings per share ratio.

Equity value was calculated, with respect to each company, as the total number of fully diluted shares of capital stock outstanding times the closing price for such shares, in each case as of August 12, 2010. Adjusted firm value was calculated as the equity value of each company plus such company’s total debt, including an estimated capitalized value of such company’s operating leases (which was calculated using standard industry methodology by multiplying the company’s rent expense for the prior four fiscal quarters by a capitalization rate of 7x), plus the non-controlling interest in the company’s subsidiaries (minority interest), and minus the company’s cash and cash equivalents, in each case as of the date of the company’s latest available public filings, which was June 30, 2010 (which we refer to collectively as “adjusted net debt and minority interest”).

J.P. Morgan Securities believed that, of the financial multiples and ratios presented, the estimated 2010 and 2011 adjusted firm value to EBITDAR ratio would be the more appropriate metric to consider because, by adding back rental expense to earnings (together with interest, taxes, depreciation and amortization), it produces a firm value estimate that includes the capitalized value of operating leases and is not affected by how assets are financed. The following table presents the results of this analysis:

Adjusted firm value/
Selected companies	2010E EBITDAR	2011E EBITDAR
LAN	11.2x	9.6x
TAM	7.4x	6.4x
Gol Linhas Aéreas	7.1x	5.9x
Copa Holdings	8.2x	7.1x
Mean	8.5x	7.3x
Median	7.8x	6.8x

Given the limited number of public companies sufficiently comparable to LAN and TAM, J.P. Morgan Securities selected multiples derived from the selected public companies analysis based on J.P. Morgan Securities’ experience and professional judgment, as informed by historical trading multiples of LAN and TAM, and applied such multiples to comparable public data for LAN and TAM to derive a range of implied equity values for LAN and TAM. J.P. Morgan Securities applied a range of multiples of 8.0x to 10.0x to 2010 estimated adjusted firm value to EBITDAR multiple for LAN, multiples ranging from 7.0x to 9.0x to estimated 2011 adjusted firm value to EBITDAR multiple for LAN, multiples ranging from 7.5x to 9.0x to estimated 2010 adjusted firm value to EBITDAR multiple for TAM, and multiples ranging from 6.5x to 8.0x to estimated 2011 adjusted firm value to EBITDAR multiple for TAM.

The estimated adjusted firm value to EBITDAR multiples of 2010 and 2011 for each of LAN and TAM as of August 12, 2010 were then applied to 2011 and 2012 estimated EBITDAR for each of LAN and TAM to derive a range of implicit equity values for LAN and TAM as of November 11, 2011, using September 30, 2011 balance sheet figures for LAN and TAM. J.P. Morgan Securities divided these ranges of implied equity values for LAN by the number of fully diluted LAN common shares outstanding at that time to obtain a range of illustrative value indications per LAN common share of $12.1 to $22.1 and divided the ranges of implied equity values for TAM by the number of fully diluted TAM shares outstanding at that time to obtain a range of illustrative value indications per TAM share of $11.6 to $22.7 per TAM share. The results of this analysis are as follows:

	Year	Adjusted Firm Value/ EBITDAR multiple			Implied equity value per share
		Low		High	Low		High
LAN Airlines	2011E	8.0x	-	10.0x	$12.1	-	$18.3
	2012E	7.0x	-	9.0x	$14.4	-	$22.1
TAM SA	2011E	7.5x	-	9.0x	$11.9	-	$21.6
	2012E	6.5x	-	8.0x	$11.6	-	$22.7

By dividing the low end of the range of implied equity values per TAM share by the high end of the range of implied equity values per LAN common share and dividing the high end of the range of implied equity values per TAM share by the low end of the range of implied equity values per LAN common share, J.P. Morgan Securities derived implied reference exchange ratios ranging from 0.65 to 1.78 LAN common shares per TAM share, using the estimated 2011 adjusted firm value to EBITDAR multiple, and from 0.53 to 1.58 LAN common shares per TAM share, using the estimated 2012 adjusted firm value to EBITDAR multiple, compared to the proposed exchange ratio of 0.90 of a LAN common share for each TAM share.

Discounted Cash Flow Analysis

J.P. Morgan Securities calculated ranges of implied equity values per share for both LAN and TAM by performing a discounted cash flow analysis for LAN and TAM on a stand-alone basis, without giving effect to the Synergies. For both LAN and TAM, the discounted cash flow analysis assumed a valuation date of September 30, 2011.

In conducting this analysis, J.P. Morgan Securities applied a range of discount rates of 9.8% to 10.8% for LAN and a range of discount rates of 10.4% to 11.4% for TAM, which were chosen by J.P. Morgan Securities based upon an analysis of an estimate of the weighted average cost of capital of LAN and TAM, respectively, to the after-tax unlevered free cash flows that LAN and TAM were respectively projected to generate on an annual basis during the forecast period of 2011 through 2020, in order to calculate the present value of such free cash flows. J.P. Morgan Securities derived the after-tax unlevered free cash flow projections for LAN and TAM that it used in its discounted cash flow analysis in connection with the Supplemental JPM Opinion by starting with certain components of the Updated Combined Projections provided to it by LAN and TAM and then adjusting them and making certain assumptions using its professional judgment and expertise. J.P. Morgan Securities also calculated a terminal value as of the end of the forecast period for each of LAN and TAM assuming perpetual unlevered free cash flow growth rates of 2.5% to 3.5% for both LAN and TAM. J.P. Morgan Securities’ decision to use perpetual growth rates of 2.5% to 3.5% was based on its judgment of the long-term growth prospects of LAN, TAM and the industry in which they participate as well as the long-term growth prospects of the overall economy. J.P. Morgan Securities then calculated the present value of the terminal values for LAN and TAM using the discount rates specified above. For both LAN and TAM, the present value of unlevered free cash flows and terminal values were added together in order to derive the unlevered firm values for each of LAN and TAM, respectively. J.P. Morgan Securities then calculated the implied equity value for both LAN and TAM by: (i) subtracting from each company’s firm value such company’s total debt and non-controlling interest in subsidiaries (minority interest) and (ii) adding each company’s cash and cash equivalents, in each case as of September 30, 2011. J.P. Morgan Securities divided these ranges of implied equity values for LAN by the number of fully diluted LAN common shares outstanding at that time to obtain a range of illustrative value indications per LAN common share of $29.1 to $31.9 and divided the ranges of implied equity values for TAM by the number of fully diluted TAM shares outstanding at that time to obtain a range of illustrative value indications per TAM share of $27.8 to $31.1 per TAM share.

By dividing the low end of the range of implied equity values per TAM share by the high end of the range of implied equity values per LAN common share and dividing the high end of the range of implied equity values per TAM share by the low end of the range of implied equity values per LAN common share, J.P. Morgan Securities derived implied reference exchange ratios ranging from 0.87 to 1.07 LAN common shares per TAM share, compared to the proposed exchange ratio of 0.90 of a LAN common share for each TAM share.

Contribution Analysis

J.P. Morgan Securities reviewed the contribution of LAN and TAM to the pro forma combined company relative to (i) the last 12 months EBITDAR as of September 30, 2011 (which we refer to as “EBITDAR LTM 3Q 2011”), (ii) the estimated EBITDAR for each of the years 2011, 2012 and 2013 and (iii) the estimated combined EBITDAR for the years 2010 through 2013 (which we refer to collectively as the “November 2011 Metrics”). The historical year 2010 EBITDAR and the last 12 months EBITDAR as of September 30, 2011 for LAN and TAM were based on publicly available financial data. The year 2011, 2012 and 2013 estimated EBITDAR for LAN and TAM were based on the Updated Combined Projections. The relative contribution analysis did not give effect to the impact of any Synergies as a result of the Transactions. Based on the closing prices for the LAN common shares and TAM preferred shares as of August 12, 2010 and information contained in each company’s public filings with respect to the six-month period ended June 30, 2010 and as of June 30, 2010, J.P. Morgan Securities calculated the implied pro forma adjusted firm value of the combined company as of August 12, 2010. J.P. Morgan Securities then calculated the implied adjusted firm value for each of LAN and TAM with respect to each November 2011 Metric, by applying (a) the percentage of the November 2011 Metric contributed by each company to the pro forma combined company to (b) the pro forma adjusted firm value of the combined company. J.P. Morgan Securities then subtracted from the implied adjusted firm value of each of LAN and TAM calculated for each November 2011 Metric the applicable company’s adjusted net debt and minority interest as of September 30, 2011 to derive an implied equity value for LAN and TAM with respect to each November 2011 Metric. Using these implied equity values, J.P. Morgan Securities then calculated the implied percentage contribution of LAN and TAM to the pro forma implied equity value of the combined company with respect to each November 2011 Metric. The implied contribution percentages resulting from such November 2011 Metrics were used to determine the implied pro forma ownership percentages of the combined company for the shareholders of LAN and TAM. The pro forma ownership percentages were then used to determine the implied exchange ratio of a LAN common share for each TAM share. The following table presents the results of the relative contribution analysis:

	Percentage implied ownership		Implied exchange ratio
	LAN shareholders	TAM shareholders
EBITDAR LTM 3Q 2011	52%	48%	1.98x
EBITDAR 2011E	60%	40%	1.46x
EBITDAR 2012E	64%	36%	1.22x
EBITDAR 2013E	66%	34%	1.10x
EBITDAR 2010 - 2013	61%	39%	1.40x

J.P. Morgan Securities noted that the implied exchange ratios ranged from a low of 1.10 to a high of 1.98 LAN common shares per TAM share, compared to the proposed exchange ratio of 0.90 of a LAN common share for each TAM share.

The foregoing summaries of financial analyses do not purport to be a complete description of the analyses or data presented by J.P. Morgan Securities to the board of directors of LAN, but describe, in summary form, the material analyses performed by J.P. Morgan Securities in connection with its opinions. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan Securities believes that the foregoing summaries and their respective analyses must be considered as a whole and that selecting portions of the foregoing summaries and the analyses set forth above, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinions. In arriving at its opinions, J.P. Morgan Securities considered the results of all of its analyses, taken as a whole, and did not attribute any particular weight to any individual analysis or factor considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinions. Rather, J.P. Morgan Securities considered the totality of the factors and analyses performed by it in determining its opinions and made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses, taken as a whole.

J.P. Morgan Securities prepared these analyses for purposes of providing its opinions to the LAN board of directors as to the fairness, from a financial point of view, to LAN of the exchange ratio in the Transactions pursuant to the transaction agreements. Analyses based upon forecasts of future results, including estimates of synergies, are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan Securities are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan Securities’ analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses or securities actually could be bought or sold. Other than LAN and TAM, none of the selected companies reviewed as described in the above summary is identical to LAN or TAM. However, the companies selected were chosen by J.P. Morgan Securities because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan Securities’ analyses, may be considered similar to those of LAN and TAM. The analyses performed by J.P. Morgan Securities necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to LAN and TAM. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of LAN, TAM, J.P. Morgan Securities or any other person assumes responsibility if future results are materially different from those forecasted.

For services rendered in connection with the Transactions, LAN has agreed to pay J.P. Morgan Securities fees which shall be paid as follows: (i) a retainer fee of US$50,000 per month beginning in August 2010, which is credited against the payment of installments of the transaction fee, (ii) a transaction fee equal to US$5 million, which is payable in installments, with an initial installment of 33 percent, that was paid in January 2011 after the signing of the transaction agreements, and the balance of the transaction fee payable upon the closing of the Transactions. In addition, LAN has agreed to reimburse J.P. Morgan Securities for its reasonable out-of-pocket expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan Securities against certain liabilities, including liabilities arising under applicable securities laws.

During the two years preceding the date of the Initial JPM Opinion, J.P. Morgan Securities and its affiliates have had commercial or investment banking relationships with LAN and TAM for which they received fees in an amount totaling approximately US$0.45 million from LAN and US$1.22 million from TAM. With respect to LAN, such services during such period have included acting as counterparty with respect to certain derivatives transactions and as lender with respect to a credit facility. With respect to TAM, J.P. Morgan Securities and its affiliates have provided certain treasury services and solutions services and acted as depositary with respect to the TAM ADRs issued by TAM on March 16, 2006. In addition, as of the date of the Initial JPM Opinion certain affiliates of J.P. Morgan Securities had a 0.095% equity ownership in LAN common shares, a 1.033% equity ownership in TAM shares, and a 0.033% equity ownership in TAM ADRs. In the ordinary course of business, J.P. Morgan Securities and its affiliates may actively trade the debt and equity securities of LAN or TAM for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

During the two years preceding the date of the Supplemental JPM Opinion, J.P. Morgan Securities and its affiliates have had commercial or investment banking relationships with LAN and TAM for which they received fees in an amount totaling approximately US$1.47 million from LAN and US$1.17 million from TAM. With respect to LAN, such services during such period have included acting as counterparty with respect to certain derivatives transactions and as lender with respect to a credit facility, and in October 2011, J.P. Morgan Securities began acting as depositary bank with respect to the ADRs issued by LAN. With respect to TAM, J.P. Morgan Securities and its affiliates have provided certain treasury services and solutions services and acted as depositary with respect to the TAM ADRs issued by TAM on March 16, 2006. In addition, as of the date of the Supplemental JPM Opinion certain affiliates of J.P. Morgan Securities had a 0.086% equity ownership in LAN common shares, a 0.008% equity ownership in LAN ADRs, a 0.326% equity ownership in TAM shares, and a 0.018% equity ownership in TAM ADRs.

J.P. Morgan Securities provided its consent to include its fairness opinions in this offer to exchange/prospectus. J.P. Morgan Securities’ consent to include the Initial JPM Opinion and the Supplemental JPM Opinion can be found as Exhibit 99.8 to the Registration Statement.

TAM BOARD OF DIRECTORS’ RECOMMENDATION

The board of directors of TAM, at a meeting held on April 17, 2012, determined that the exchange offer and the mergers are in the best interest of TAM and the holders of TAM shares and TAM ADSs. At that meeting, the board of directors of TAM also recommended that the holders of TAM shares and TAM ADSs (other than the TAM controlling shareholders) tender them into the exchange offer, but informed the holders of TAM shares and TAM ADSs that such decision is ultimately at their discretion. This determination was based on (i) the convenience and opportunity of the exchange offer weighed against the interests of the holders of TAM shares and TAM ADSs and the liquidity of TAM shares and TAM ADSs, (ii) the impact of the exchange offer on the interests of TAM as a company and (iii) the announced strategic plans of LAN for the combined company. In making these determinations and recommendations, the board of directors of TAM considered a number of factors, including the potential risks and expected benefits to TAM and the holders of TAM shares and TAM ADSs that could result from the proposed combination. The factors that the board of directors of TAM considered in reaching these decisions and making its recommendation are described in TAM’s Solicitation/Recommendation Statement on Schedule 14D-9, which has been filed with the SEC and mailed to you together with this offer to exchange/prospectus.

In considering the recommendation of the board of directors of TAM with respect to tendering your TAM shares or TAM ADSs into the exchange offer, you should be aware that certain members of the board of directors of TAM (the members of which include the TAM controlling shareholders) and executive officers of TAM may have interests in the proposed combination which are different from, or in addition to, your interests. The board of directors of TAM was aware of and considered these interests, among other matters, in evaluating and negotiating the transaction agreements and the proposed combination and in recommending that the holders of TAM shares and TAM ADSs (other than the TAM controlling shareholders) tender their TAM shares and TAM ADSs into the exchange offer. For a discussion of these interests, see the “Interests of Certain Persons” section of this offer to exchange/prospectus beginning on page 265.

Opinions of TAM’s Financial Advisor

Pursuant to an engagement letter dated as of July 20, 2010, BTG Pactual acted as financial advisor to the board of directors of TAM in connection with a potential combination of TAM and LAN. In connection with this engagement, the board of directors of TAM requested that BTG Pactual provide its opinion as to the fairness, from a financial point of view, to the shareholders of TAM of the Holdco II exchange ratio and the Sister Holdco exchange ratio.

When the board of directors of TAM was choosing BTG Pactual to act as its financial advisor, the board of directors of TAM considered, among other things, that BTG Pactual is an internationally recognized investment banking firm with extensive experience providing strategic advisory services for transactions in Latin America and, in particular, Brazil, as well as BTG Pactual’s long-standing familiarity with TAM. BTG Pactual, as a part of its investment banking business, is regularly engaged in the valuation of businesses and related securities for mergers and acquisitions, underwritings, secondary distributions of both listed and unlisted securities and private placements. For each of these reasons, the board of directors of TAM chose BTG Pactual as its financial advisor.

At the August 13, 2010 meeting of the board of directors of TAM, BTG Pactual rendered the Initial BTG Opinion, to the effect that, as of the date of the Initial BTG Opinion, based upon and subject to the assumptions, limitations, qualifications and other conditions set forth in the Initial BTG Opinion, the Holdco II exchange ratio and the Sister Holdco exchange ratio were fair, from a financial point of view, to the shareholders of TAM.

Subsequently, on November 1, 2011, TAM requested that BTG Pactual update its opinion in light of the long period of time between the date of the Initial BTG Opinion and the date on which the exchange offer will commence. On November 16, 2011, BTG Pactual rendered the Updated BTG Opinion to the effect that, as of the date of the Updated BTG Opinion, based upon and subject to the assumptions, limitations, qualifications and other conditions set forth in the Updated BTG Opinion, the Holdco II exchange ratio and the Sister Holdco exchange ratio were fair, from a financial point of view, to the shareholders of TAM.

The full text of the BTG Opinions, which set forth, among other things, the assumptions made, matters considered and limitations, qualifications and conditions of the review undertaken by BTG Pactual in connection with the BTG Opinions, are attached as Annex B-1 (Initial BTG Opinion) and Annex B-2 (Updated BTG Opinion) to this offer to exchange/prospectus and are incorporated herein by reference in their entirety. The BTG Opinions have been approved and authorized for issuance and are addressed to, and for the use and benefit of, the board of directors of TAM. The BTG Opinions are limited to the fairness, from a financial point of view, to the shareholders of TAM of the Holdco II exchange ratio and the Sister Holdco exchange ratio. BTG Pactual was not asked to, and the BTG Opinions did not, address the fairness of the combination, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of TAM, nor did they address the fairness of the contemplated benefits of the combination. BTG Pactual expressed no opinion as to the merits of the underlying decision by TAM to engage in the combination or the relative merits of the combination as compared to alternative business strategies, nor did it express any opinion as to how any TAM shareholders should vote on any matter. BTG Pactual did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of TAM’s officers, directors, or employees of any parties to the combination, or any class of such persons, in connection with the combination and any related transactions relative to the consideration to be received by the holders of TAM shares and TAM ADSs acquired in the exchange offer in connection with the exchange offer and the mergers. The summary of the Initial BTG Opinion and the Updated BTG Opinion set forth in this offer to exchange/prospectus is qualified in its entirety by reference to the full text of the Initial BTG Opinion and the Updated BTG Opinion set forth as Annex B-1 and Annex B-2, respectively. TAM shareholders are urged to read both the Initial BTG Opinion and the Updated BTG Opinion in their entirety.

In connection with BTG Pactual’s role as financial advisor to the board of directors of TAM, and in arriving at its opinion as to the fairness, from a financial point of view, to the shareholders of TAM of the Holdco II exchange ratio and the Sister Holdco exchange ratio, BTG Pactual reviewed, among other things, certain publicly available financial and other information concerning LAN and TAM, financial and operational information of comparable companies and certain internal analyses and other information concerning LAN and TAM provided to it by management of LAN and TAM, including the Initial TAM Projections and the Updated LAN Projections. BTG Pactual used the Initial TAM Projections to prepare the projections discussed below (which we refer to as the “BTG Projections”). BTG Pactual also held discussions with representatives and advisors of LAN and TAM regarding the businesses and prospects of LAN and TAM and the joint prospects of LATAM. In addition, BTG Pactual:

•	reviewed the Memorandum of Understanding and the transaction agreements; and

•	performed such other studies and analyses and considered such other factors as BTG Pactual deemed appropriate.

For the preparation of the BTG Opinions, BTG Pactual adopted as a reliable assumption, with the express consent of the board of directors of TAM, the accuracy, content, truthfulness, completeness, sufficiency and integrity of all the data that was provided to it by, or discussed with, management of TAM. BTG Pactual did not assume responsibility for, nor did it make a physical inspection of, any of the assets or properties of LAN or TAM. Likewise, BTG Pactual did not assume responsibility for, nor did it conduct an independent valuation of, the assets and liabilities of LAN or TAM or of their solvency. TAM assumed the responsibility, including for its agents, shareholders and employees, for all information concerning TAM transmitted to, or discussed with, BTG Pactual by management of TAM.

BTG Pactual assumed that all estimates, data and assumptions presented to it by TAM or LAN for the purposes of preparing the BTG Opinions were prepared based on the judgment of TAM’s management and

LAN’s management at the time those estimates, data and assumptions were prepared as to the expected future results of operations and financial condition of LAN and TAM in their respective markets. BTG Pactual assumed that such estimates, data and assumptions reflect LAN’s or TAM’s and their respective managements’ best estimates and judgments at the time those estimates, data and assumptions were prepared as to the expected future results of operations and financial condition of LAN and TAM. None of LAN, Holdco II, TAM, BTG Pactual or any other person assumes responsibility if future results are materially different from those reflected in the BTG Projections prepared by BTG Pactual on which the Initial BTG Opinion was based. The BTG Projections are not necessarily indicative of future results of operations or financial condition of LAN or TAM, which may be significantly more or less favorable than the BTG Projections as described below. In addition, BTG Pactual’s financial analyses relating to the value of the businesses of LAN and TAM do not purport to be appraisals or to reflect the prices at which LAN shares or TAM shares may be purchased or sold.

In carrying out its work, BTG Pactual assumed that all the governmental or regulatory type approvals or approvals of any other nature required to complete the combination, and any other actions necessary for the combination to be completed, will be obtained or taken, and that no such action taken in furtherance of the combination will materially and adversely affect LAN or TAM or the expected benefits sought from the combination.

BTG Pactual draws attention to the fact that its services do not include consulting of a legal or accounting nature. The contents of the BTG Opinions are not, nor must they be considered to be, a promise or guarantee in relation to the past or the future, nor as the sole source of recommendation for the exchange ratio. TAM shareholders should consult their own tax and legal advisers, independently, to reach their own opinions on the combination and whether to tender their TAM shares and/or TAM ADSs into the exchange offer. The BTG Opinions must be read and interpreted in light of the restrictions and qualifications discussed above in this section.

The terms of the combination were determined through negotiations between LAN and TAM and were approved by the board of directors of TAM. Although BTG Pactual provided advice to the board of directors of TAM during the course of these negotiations, the decision of TAM to enter into the combination was solely that of the board of directors of TAM. As described below, the BTG Opinions and the presentations of BTG Pactual to the board of directors of TAM were only one of a number of factors taken into consideration by the board of directors of TAM in making its determination to approve the combination. The BTG Opinions were provided to the board of directors of TAM to assist it in connection with its consideration of the combination.

The Initial BTG Opinion

BTG Pactual’s Financial Analyses

BTG Pactual, in accordance with customary investment banking practices, employed generally accepted valuation methodologies in reaching its opinion that the Holdco II exchange ratio and the Sister Holdco exchange ratio were fair, from a financial point of view, to the shareholders of TAM. The following is a summary of the material financial analyses contained in the presentation that was made by BTG Pactual to the board of directors of TAM on August 13, 2010 and that were used by BTG Pactual in connection with rendering the Initial BTG Opinion described above. The following summary does not purport to be a complete description of all the financial analyses performed by BTG Pactual, nor does the order of the analyses described below represent the relative importance or weight given to those analyses by BTG Pactual or the board of directors of TAM. Considering certain of the data summarized below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of BTG Pactual’s financial analyses. Certain financial, comparative and other analyses summarized below include information presented in tabular format. The tables must be read together with the text of each summary and are alone not a complete description of BTG Pactual’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 12, 2010, and is not necessarily indicative of current market conditions. In performing its analyses, BTG Pactual made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of LAN and TAM.

Summary of Analyses

In assessing the fairness, from a financial point of view, to the shareholders of TAM of the Holdco II exchange ratio and the Sister Holdco exchange ratio, BTG Pactual:

•	researched the macroeconomic conditions under which LAN and TAM operate and may operate in the future (which we refer to as “macroeconomic conditions research”);

•

prepared the BTG Projections (operating and financial projections for LAN’s and TAM’s businesses through 2020) based on publicly available financial and other information concerning LAN and TAM, certain internal analyses and other information concerning TAM provided to BTG Pactual by management of TAM, including the Initial TAM Projections, and by (i) analyzing and reviewing the macroeconomic conditions in which LAN and TAM operate and may operate in the future, and (ii) engaging in discussions with directors, managers and market analysts of LAN and TAM;

•	performed a discounted cash flow analysis; and

•	performed a market multiples analysis.

BTG Pactual compared the results of each of the discounted cash flow analysis and the market multiples analysis for LAN and TAM, respectively, to 0.90, the Holdco II exchange ratio and the Sister Holdco exchange ratio contemplated by the transaction agreements.

Discounted Cash Flow Analyses

As part of its analysis, and in order to estimate the present value of the TAM common shares, TAM preferred shares and LAN common shares, BTG Pactual performed a discounted cash flow analysis of each of LAN and TAM based upon its macroeconomic conditions research and the BTG Projections.

For each of LAN and TAM, BTG Pactual calculated a range of implied equity values per share of the company’s common stock based upon the after-tax levered free cash flows the company was expected to generate during the fiscal years 2010 through 2020, plus the discounted present value of the company’s terminal value as of year-end 2020. To determine the terminal value for each of LAN and TAM, BTG Pactual applied a perpetual levered cash flow growth rate of 2.0% in US dollar nominal terms using the Gordon perpetual growth model. The perpetual levered free cash flow growth rate was selected based on BTG Pactual’s professional judgment and experience. BTG Pactual calculated the future after-tax levered free cash flows attributable to each company based on the BTG Projections using its professional judgment, experience as an investment bank and discussions with management of LAN and TAM. BTG Pactual discounted the after-tax levered free cash flows and the estimated terminal values of each company to present value as of June 30, 2010 using a range of discount rates of 10.7% to 11.7% for LAN and 13.7% to 14.7% for TAM. The discount rates used in the discounted cash flow analysis of LAN were determined based on (i) an unlevered index measuring the relationship between share return and market return (which we refer to as “beta”) of LAN, (ii) a target capital structure of 50% debt to total capital, (iii) country risk in Chile and (iv) the long-horizon expected equity risk premium. The discount rates used in the discounted cash flow analysis of TAM were determined based on (i) an unlevered beta of TAM, (ii) a target capital structure based on discussions with TAM’s management, (iii) country risk in Brazil and (iv) the long-horizon expected equity risk premium.

BTG Pactual calculated implied per-share equity values for each of LAN and TAM by determining a range of implied equity values of each company (which were US$7,605 to US$8,657 for LAN and R$6,272 to R$6,480 for TAM) by adding the present values of each company’s after-tax levered free cash flows and terminal value and then dividing those amounts by the number of outstanding TAM common shares and TAM preferred shares (including those represented by TAM ADSs) or LAN common shares (including those represented by LAN ADSs), as applicable. BTG Pactual observed that the resulting ranges of implied equity values per share were US$22.45 to US$25.55 for LAN and R$40.09 (US$22.27) to R$41.42 (US$23.01) for TAM.

BTG Pactual calculated the range of implied exchange ratios for LAN and TAM by dividing the low end of the range of values per TAM share (US$22.27) by the high end of the range of values per LAN share (US$25.55), which equals 0.87x, and by dividing the high end of the range of values per TAM share (US$23.01) by the low end of the range of values per LAN share (US$22.45), which equals 1.02x. BTG Pactual then compared the calculated range of implied exchange ratios (0.87x — 1.02x) to 0.90x, the Holdco II exchange ratio and the Sister Holdco exchange ratio contemplated by the transaction agreements and found the Holdco II exchange ratio and the Sister Holdco exchange ratio within the range of implied exchange ratios.

Market Multiples Analyses

BTG Pactual compared certain financial information and commonly used valuation measurements for each of LAN and TAM to corresponding information and measurements of certain publicly traded companies that BTG Pactual considered relevant. In determining the universe of comparable companies, BTG Pactual considered a variety of factors, including, but not limited to, similarity in business lines, growth and risk prospects, company aircraft portfolio, size and geographic exposure, liquidity of shares and availability of research. However, because of the inherent differences between the businesses, operations and prospects of LAN, TAM and those of the selected comparable companies (except, in the case of LAN and TAM, LAN and TAM, respectively), BTG Pactual believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected publicly traded company analysis. Accordingly, BTG Pactual also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of LAN, TAM and the selected comparable companies that could affect the values of each in order to provide a context in which to consider the results of the quantitative analysis. BTG Pactual selected the following companies (which we refer to as the “selected companies”):

•	TAM;

•	LAN;

•	Gol Transportes Aéreos, which uses the operating name GOL Linhas Aéreas Inteligentes (which we refer to as “GOL”), and is based in Brazil; and

•	Compañía Panameña de Aviación, S.A., which operates as Copa Airlines (which we refer to as “COPA”), and is based in Panama.

To calculate the trading multiples for the selected companies, BTG Pactual used publicly available information concerning historical and projected financial performance, including published historical financial information and forecasted estimates based on widely used industry data and research and public filings made by the selected companies, as well as the BTG Projections. Using such financial information, BTG Pactual reviewed for each of these companies, among other things: (i) the price per share in Brazilian reais on August 12, 2010, (ii) the total value of all outstanding shares on August 12, 2010 in both US dollars and Brazilian reais, (iii) enterprise value (calculated as the market value of the particular company’s common equity plus total debt, plus seven times the rent expenses, plus non-controlling interest, less cash and cash equivalents and which we refer to as “EV”) estimates for fiscal years 2010 and 2011, (iv) the ratio of the estimated EV compared to estimated EBITDAR (calculated as described below) for fiscal years 2010 and 2011, (v) estimated net earnings for fiscal years 2010 and 2011 and (vi) the ratio of equity value to estimated net earnings (which we refer to as “P/E”) for fiscal years 2010 and 2011.

The results of these calculations are as follows:

Company	Price/Share		Equity Value		EV		EV/EBITDAR		P/E
	Aug. 12		R$millions	US$millions	2010 *	2011 *	2010 *	2011 *	2010 *	2011 *
TAM	R$	28.36	4,440.9	2,494.9	7,469.6	7,238.7	8.0x	6.1x	39.5x	18.8x
LAN	R$	25.04	15,198.8	8,538.6	11,591.6	11,612.6	10.9x	9.3x	21.7x	17.6x
GOL	R$	23.50	6,234.1	3,502.3	6,727.9	6,578.8	7.2x	6.3x	35.2x	12.5x
COPA	R$	50.86	3,947.1	2,217.5	3,096.1	3,015.3	8.0x	6.7x	10.4x	7.7x
Mean							8.5x	7.1x	26.7x	14.1x
Median							8.0x	6.5x	28.4x	15.0x

*	Figures in these columns represent estimates.

EV represents the enterprise value of the relevant selected company and EBITDAR represents earnings of the company before interest, taxes, depreciation, amortization and leasing costs. P/E represents the ratio between current equity value and estimated net earnings. EBITDAR may not be calculated directly in accordance with GAAP or IFRS and therefore should not be considered an alternative to net income or to net cash flow from operating activities or as an indication of operating performance.

Due to the limited number of public companies sufficiently comparable to LAN and TAM, BTG Pactual chose ranges of 6.00x-7.00x for TAM and 7.00x-8.00x for LAN derived from the above market multiples analyses (based on its professional judgment, experience as an investment bank and the information related to the historical trading multiples of LAN and TAM) and applied such ranges to comparable public data for LAN and TAM to calculate an implied per share price for each company.

The results of the analyses for each of LAN and TAM are summarized as follows:

	EV/EBITDAR Multiples (2011)*		Equity Value*				Value per Share*
	Low	High	Low		High		Low		High
TAM	6.00x	7.00x	R	$4,324	R$	6,452	R$	27.61	R$	41.20
LAN	7.00x	8.00x		$7,077		$8,932		$20.89		$26.36

*	Figures in these columns represent estimates.

As demonstrated in the previous table, the market multiple methodology resulted in a range of values per share of R$27.61 to R$41.20 for TAM and a range of values per share of US$20.89 and US$26.36 for LAN.

BTG Pactual calculated the range of implied exchange ratios for LAN and TAM by dividing the low end of the range of values per TAM share of US$15.34 (R$27.61 converted to US dollars using an exchange ratio of R$1.80 per US dollar) by the high end of the range of values per LAN share (US$26.36), which equals 0.58x, and by dividing the high end of the range of values per TAM share of $22.89 (R$41.20 converted to US dollars using an exchange ratio of R$1.80 per US dollar) by the low end of the range of values per LAN share (US$20.89), which equals 1.10x. BTG Pactual then compared the calculated range of implied exchange ratios (0.58x – 1.10x) to 0.90x, the Holdco II exchange ratio and the Sister Holdco exchange ratio contemplated by the transaction agreements and found the Holdco II exchange ratio and the Sister Holdco exchange ratio were within the range of implied exchange ratios.

None of the selected companies utilized as a comparison is identical to LAN or TAM. Accordingly, BTG Pactual believes that the analysis of selected publicly traded companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in the Initial BTG Opinion and its presentation to the board of directors of TAM, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such selected companies.

Implied Exchange Ratio

Using the results of valuation methodologies discussed above, BTG Pactual calculated the following final value ranges for TAM shares and LAN common shares:

	Discounted Cash Flow Analysis	Market Multiple Analysis	Final Value Range *

TAM	R$40.1 – R$41.4 (US$22.3 – US$23.0)	R$27.6 – R$41.2 (US$15.3 – US$22.9)	R$33.9 – R$41.3 (US$18.9 – US$22.9)

LAN	US$22.5 – US$25.6	US$20.9 – US$26.4	US$21.7 – US$26.0

BTG Pactual calculated the end points of the final value ranges for each of TAM and LAN by calculating (i) the average of the low end of each valuation methodology and (ii) the average of the high end of each valuation methodology. For TAM, BTG Pactual calculated the average of the low end of each valuation methodology as R$33.9 ((x) R$40.1 (from the discounted cash flow analysis) plus R$27.6 (from the market multiple analysis) divided by (y) two, which equals R$33.9) and the average of the high end of each valuation methodology as R$41.3 ((x) R$41.4 (from the discounted cash flow analysis) plus R$41.2 (from the market multiple analysis) divided by (y) two). For LAN, BTG Pactual calculated the average of the low end of each valuation methodology as US$21.7 ((x) US$22.5 (from the discounted cash flow analysis) plus US$20.9 (from the market multiple analysis) divided by (y) two, which equals US$21.7) and the average of the high end of each valuation methodology as US$26.0 ((x) US$25.6 (from the discounted cash flow analysis) plus US$26.4 (from the market multiple analysis) divided by (y) two. The value ranges were calculated using an exchange ratio of R$1.80 per US$1.00.

BTG Pactual used the final value ranges for each of TAM and LAN to calculate the implied exchange ratio. BTG Pactual calculated the average of the low end and the high end of the final value range for TAM as US$20.9 ((x) US$18.9 plus US$22.9 divided by (y) 2) and the average of the low end and the high end of the final value range for LAN as US$23.8 ((x) US$21.7 plus US$26.0 divided by (y) 2). By dividing (the (x) average of TAM’s range (US$20.9) by (y) the average of LAN’s range (US$23.8)), BTG Pactual calculated the implied exchange ratio for LAN and TAM as 0.88x. With a five percent deviation, BTG Pactual’s final analysis resulted in a final implied exchange ratio range between 0.84x and 0.93x (0.88x plus/minus a five percent deviation, which deviation was chosen by BTG Pactual based on its professional judgment and experience). The Holdco II exchange ratio and the Sister Holdco exchange ratio of 0.90x contemplated by the transaction agreements is within this final implied exchange ratio range. The underlying analyses that BTG Pactual used to calculate the final implied exchange ratio, discounted cash flow analysis and market multiples analysis, are described in more detail above.

BTG Projections

BTG Pactual prepared operating and financial projections for LAN’s and TAM’s businesses through 2020 based on publicly available financial and other information concerning LAN and TAM, certain internal analyses and other information concerning TAM provided to BTG Pactual by management of TAM, including the Initial TAM Projections, and by (i) analyzing and reviewing the macroeconomic conditions in which LAN and TAM operate and may operate in the future, and (ii) engaging in discussions with directors, managers and market analysts of LAN and TAM. Such projections are detailed in the table below.

LAN AIRLINES S.A.	2010E	2011E	2015E
ASK (million)	42,658	47,777	54,801
RPK (million)	32,963	36,919	41,469
Load factor passengers (%)	77.3%	77.3%	75.7%
Load factor cargo (%)	70.4%	70.4%	70.4%

Fleet	105	120	139

Total net revenues (US$millions)	4,409	5,063	6,130
Passenger revenues (US$millions)	3,074	3,546	4,312
EBITDAR (US$millions)	1,065	1,252	1,628
Depreciation and amortization	343	397	428
Capital expenditures	413	1,028	490
EBITDAR margin (%)	24.2%	24.7%	26.6%

TAM S.A.	2010E	2011E	2015E
ASK (million)	71,988	77,271	91,276
RPK (million)	51,363	55,439	66,666
Load factor (%)	71.3%	71.7%	73.0%

Fleet	148	155	169

Total net revenues (R$millions)	10,860	12,899	15,799
Passenger revenues (R$millions)	9,046	10,038	13,764
EBITDAR (R$millions)	1,348	1,581	2,416
Depreciation and amortization	675	706	679
Capital expenditures	500	543	727
EBITDAR margin (%)	12.4%	13.4%	15.3%

The BTG Projections were based on numerous variables and assumptions regarding macroeconomic conditions, market growth and competition, fleet growth, load factor, yield, operational costs and expenses, capital expenditures and financing conditions that are inherently uncertain, many of which are beyond the control of BTG Pactual, LAN and TAM. BTG Pactual believes the assumptions used as a basis for the projections were reasonable at the time they prepared these projections, given the information it had at the time. However, this information is not fact, and readers of this offer to exchange/prospectus are cautioned not to place undue reliance on these projections. Important factors that may affect actual results and cause these projections not to be achieved include, but are not limited to, risks and uncertainties relating to the businesses of LAN and TAM (including their ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors described or referenced under the “Cautionary Statement Regarding Forward-Looking Statements” section of this offer to exchange/prospectus beginning on page 22. In addition, the projections also reflect assumptions that are subject to change and do not reflect revised prospects for the businesses of LAN and TAM, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the projections were prepared.

The prospective financial information set forth above with respect to LAN and TAM may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and may not be comparable to similarly titled amounts used by other companies or other persons.

The Updated BTG Opinion

BTG Pactual, in accordance with customary investment banking practices, employed generally accepted valuation methodologies in reaching its opinion that the Holdco II exchange ratio and the Sister Holdco exchange ratio were fair, from a financial point of view, to the shareholders of TAM. The following is a summary of the material financial analyses contained in the presentation that was made by BTG Pactual to the board of directors of TAM on November 16, 2011 and that were used by BTG Pactual in connection with rendering the Updated BTG Opinion described above. The following summary does not purport to be a complete description of all the financial analyses performed by BTG Pactual, nor does the order of the analyses described below represent the relative importance or weight given to those analyses by BTG Pactual or the board of directors of TAM. Considering certain of the data summarized below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of BTG Pactual’s financial analyses. Certain financial, comparative and other analyses summarized below include information presented in tabular format. The tables must be read together with the text of each summary and are alone not a complete description of BTG Pactual’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 16, 2011, and is not necessarily indicative of current market conditions. In performing its analyses, BTG Pactual made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of LAN and TAM.

Summary of Analyses

In assessing the fairness, from a financial point of view, to the shareholders of TAM of the Holdco II exchange ratio and the Sister Holdco exchange ratio, BTG Pactual:

•	researched the macroeconomic conditions under which LAN and TAM operate and may operate in the future (which we refer to as “macroeconomic conditions research”);

•

prepared the Updated TAM Projections along with management of TAM and reviewed the Updated LAN Projections by (i) analyzing and reviewing the macroeconomic conditions in which LAN and TAM operate and may operate in the future, and (ii) engaging in discussions with directors of LAN and TAM;

•	performed a discounted cash flow analysis; and

•	performed a market multiples analysis.

BTG Pactual compared the results of each of the discounted cash flow analysis and the market multiples analysis for LAN and TAM, respectively, to 0.90, the Holdco II exchange ratio and the Sister Holdco exchange ratio contemplated by the transaction agreements.

Discounted Cash Flow Analyses

As part of its analysis, and in order to estimate the present value of the TAM common shares, TAM preferred shares and LAN common shares, BTG Pactual performed a discounted cash flow analysis of each of LAN and TAM based upon its macroeconomic conditions research and the Updated Combined Projections.

For each of LAN and TAM, BTG Pactual calculated a range of implied equity values per share of the company’s common stock based upon the after-tax levered free cash flows the company was expected to generate during the fiscal years 2011 through 2021, plus the discounted present value of the company’s terminal value as of year-end 2021. To determine the terminal value for each of LAN and TAM, BTG Pactual applied a perpetual levered cash flow growth rate of 2.0% in US dollar nominal terms using the Gordon perpetual growth model. The perpetual levered free cash flow growth rate was selected based on BTG Pactual’s professional judgment and experience. BTG Pactual calculated the future after-tax levered free cash flows attributable to each company based on the Updated Combined Projections using its professional judgment, experience as an investment bank and discussions with management of LAN and TAM. BTG Pactual discounted the after-tax levered free cash flows and the estimated terminal values of each company to present value as of December 31, 2011 using a range of discount rates of 10.3% to 11.3% for LAN and 13.4% to 14.4% for TAM. The discount rates used in the discounted cash flow analysis of LAN were determined based on (i) beta of LAN, (ii) a target capital structure based on discussions with LAN’s management, (iii) Chile’s Credit Default Swap and (iv) the long-horizon expected equity risk premium. The discount rates used in the discounted cash flow analysis of TAM were determined based on (i) an unlevered beta of TAM, (ii) a target capital structure based on discussions with TAM’s management, (iii) country risk in Brazil and (iv) the long-horizon expected equity risk premium.

BTG Pactual calculated implied per-share equity values for each of LAN and TAM by determining a range of implied equity values of each company (which were US$10,959 to US$12,668 for LAN and R$8,073 to R$8,850 for TAM) by adding the present values of each company’s after-tax levered free cash flows and terminal value and then dividing those amounts by the number of outstanding TAM common shares and TAM preferred shares (including those represented by TAM ADSs) or LAN common shares (including those represented by LAN ADSs), as applicable. BTG Pactual observed that the resulting ranges of implied equity values per share were US$32.35 to US$37.39 for LAN and R$51.61 (US$29.32) to R$56.58 (US$32.15) for TAM.

BTG Pactual calculated the range of implied exchange ratios for LAN and TAM by dividing the low end of the range of values per TAM share (US$29.32) by the high end of the range of values per LAN share (US$37.39), which equals 0.78x, and by dividing the high end of the range of values per TAM share (US$32.15) by the low end of the range of values per LAN share (US$32.35), which equals 0.99x. BTG Pactual then compared the calculated range of implied exchange ratios (0.78x – 0.99x) to 0.90x, the Holdco II exchange ratio and the Sister Holdco exchange ratio contemplated by the transaction agreements and found the Holdco II exchange ratio and the Sister Holdco exchange ratio within the range of implied exchange ratios.

Market Multiples Analyses

BTG Pactual compared certain financial information and commonly used valuation measurements for each of LAN and TAM to corresponding information and measurements of certain publicly traded companies that BTG Pactual considered relevant. In determining the universe of comparable companies, BTG Pactual considered a variety of factors, including, but not limited to, similarity in business lines, growth and risk prospects, company aircraft portfolio, size and geographic exposure, liquidity of shares and availability of research. However, because of the inherent differences between the businesses, operations and prospects of LAN, TAM and those of the selected comparable companies (except, in the case of LAN and TAM, LAN and TAM, respectively), BTG Pactual believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected publicly traded company analysis. Accordingly, BTG Pactual also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of LAN, TAM and the selected comparable companies that could affect the values of each in order to provide a context in which to consider the results of the quantitative analysis. As with the Initial BTG Opinion, the selected companies were:

•	TAM;

•	LAN;

•	Gol; and

•	COPA.

To calculate the trading multiples for the selected companies, BTG Pactual used publicly available information concerning historical and projected financial performance, including published historical financial information and forecasted estimates based on widely used industry data and research and public filings made by the selected companies, as well as the Updated Combined Projections. Using such financial information, BTG Pactual reviewed for each of these companies, among other things: (i) the price per share in Brazilian reais on November 16, 2011, (ii) the total value of all outstanding shares on November 16, 2011 in both US dollars and

Brazilian reais, (iii) EV estimates for fiscal years 2011 and 2012, (iv) the ratio of the estimated EV compared to estimated EBITDAR (calculated as described below) for fiscal years 2011 and 2012, (v) estimated net earnings for fiscal years 2011 and 2012 and (vi) P/E for fiscal years 2011 and 2012.

The results of these calculations are as follows:

Company	Price/Share Nov. 16		Equity Value		EV		EV/EBITDAR		P/E
			R$millions	US$millions	2011 *	2012 *	2011 *	2012 *	2011 *	2012 *
TAM	R$	35.7	5,569	3,129	8,343	8,453	9.4 x	7.3 x	n.m.	16.2x
LAN	R$	43.3	14,750	8,286	12,711	13,599	11.1x	10.1x	23.0x	18.3x
GOL	R$	13.9	3,736	2,099	5,295	5,556	12.2x	7.5 x	n.m.	16.0x
COPA	R$	125.7	5,476	3,076	3,975	4,164	8.1 x	7.8 x	9.6x	9.8 x
Mean							10.2x	8.2 x	16.3x	15.1x
Median							10.2x	7.6 x	16.3x	16.1x

*	Figures in these columns represent estimates.

EV represents the enterprise value of the relevant selected company and EBITDAR represents earnings of the company before interest, taxes, depreciation, amortization and leasing costs. P/E represents the ratio between current equity value and estimated net earnings. EBITDAR may not be calculated directly in accordance with GAAP or IFRS and therefore should not be considered an alternative to net income or to net cash flow from operating activities or as an indication of operating performance.

Due to the limited number of public companies sufficiently comparable to LAN and TAM, BTG Pactual chose ranges of 7.00x-8.00x for TAM and 9.50x-10.50x for LAN derived from the above market multiples analyses (based on its professional judgment, experience as an investment bank and the information related to the historical trading multiples of LAN and TAM) and applied such ranges to comparable public data for LAN and TAM to calculate an implied per share price for each company.

The results of the analyses for each of LAN and TAM are summarized as follows:

	EV/EBITDAR Multiples (2012)*		Equity Value*				Value per Share*
	Low	High	Low		High		Low		High
TAM	7.00x	8.00x	R$	4,872	R$	6,922	R$	31.19	R$	44.31
LAN	9.50x	10.50x		$7,542		$8,895		$22.26		$26.25

*	Figures in these columns represent estimates.

As demonstrated in the previous table, the market multiple methodology resulted in a range of values per share of R$31.19 to R$44.31 for TAM and a range of values per share of US$22.26 and US$26.26 for LAN.

BTG Pactual calculated the range of implied exchange ratios for LAN and TAM by dividing the low end of the range of values per TAM share of US$17.72 (R$31.19 converted to US dollars using an exchange ratio of R$1.76 per US dollar) by the high end of the range of values per LAN share (US$26.25), which equals 0.68x, and by dividing the high end of the range of values per TAM share of $25.18 (R$44.31 converted to US dollars using an exchange ratio of R$1.76 per US dollar) by the low end of the range of values per LAN share (US$22.26), which equals 1.13x. BTG Pactual then compared the calculated range of implied exchange ratios (0.68x – 1.13x) to 0.90x, the Holdco II exchange ratio and the Sister Holdco exchange ratio contemplated by the transaction agreements and found the Holdco II exchange ratio and the Sister Holdco exchange ratio was within the range of implied exchange ratios.

None of the selected companies utilized as a comparison is identical to LAN or TAM. Accordingly, BTG Pactual believes that the analysis of selected publicly traded companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in the Updated BTG Opinion and its presentation to the board of directors of TAM, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such selected companies.

Implied Exchange Ratio

Using the results of valuation methodologies discussed above, BTG Pactual calculated the following final value ranges for TAM shares and LAN common shares:

	Discounted Cash Flow Analysis	Market Multiple Analysis	Final Value Range *

TAM	R$51.6 – R$56.6 (US$29.3 – US$32.2)	R$31.2 – R$44.3 (US$17.7 – US$25.2)	R$37.8 – R$54.1 (US$21.5 – US$30.8)

LAN	US$32.4 – US$37.4	US$22.3 – US$26.3	US$24.3 – US$34.9

BTG Pactual calculated the end points of the final value ranges for each of TAM and LAN by calculating (i) the average of the low end and the high end of the market multiple analysis and (ii) the average of the low end and the high end of the discounted cash flow analysis. For TAM, BTG Pactual calculated the average of the low end and the high end of the market multiple analysis as R$37.8 ((x) R$31.2 plus R$44.3 divided by (y) two, which equals R$37.8) and the average of the low end and the high end of the discounted cash flow analysis as R$54.1 ((x) R$51.6 plus R$56.6 divided by (y) two). For LAN, BTG Pactual calculated the average of the low end and the high end of the market multiple analysis as US$24.3 ((x) US$22.3 plus US$26.3 divided by (y) two, which equals US$24.3) and the average of the low end and the high end of the discounted cash flow analysis as US$34.9 ((x) US$32.4 plus US$37.4 divided by (y) two). The value ranges were calculated using an exchange ratio of R$1.76 per US$1.00.

BTG Pactual used the final value ranges for each of TAM and LAN to calculate the implied exchange ratio. BTG Pactual calculated the average of the low end and the high end of the final value range for TAM as US$26.1 ((x) US$21.5 plus US$30.8 divided by (y) 2) and the average of the low end and the high end of the final value range for LAN as US$29.6 ((x) US$24.3 plus US$34.9 divided by (y) 2). By dividing (the (x) average of TAM’s range (US$26.1) divided by (y) the average of LAN’s range (US$29.6)), BTG Pactual calculated the implied exchange ratio for LAN and TAM as 0.88x. With a 4.75 percent deviation, BTG Pactual’s final analysis resulted in a final implied exchange ratio range between 0.84x and 0.93x (0.88x plus/minus a 4.75 percent deviation, which deviation was chosen by BTG Pactual based on its professional judgment and experience). The Holdco II exchange ratio and the Sister Holdco exchange ratio of 0.90x contemplated by the transaction agreements is within this final implied exchange ratio range. The underlying analyses that BTG Pactual used to calculate the final implied exchange ratio, discounted cash flow analysis and market multiples analysis, are described in more detail above.

The foregoing summary is not a comprehensive description of all analyses performed and factors considered by BTG Pactual in connection with preparing the BTG Opinions. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to a summary description. BTG Pactual believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the BTG Opinions. In arriving at its fairness opinions, BTG Pactual did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at the BTG Opinions, BTG Pactual utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling BTG Pactual to provide the BTG Opinions to the board of directors of TAM as to the fairness, from a financial point of view, to the shareholders of TAM of the Holdco II exchange ratio and the Sister Holdco exchange ratio. As described above, BTG Pactual made, and was provided by representatives of TAM’s management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond TAM’s control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of TAM or its advisors, neither TAM nor BTG Pactual nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

Additional Information

The board of directors of TAM selected BTG Pactual as its financial advisor in connection with the combination based on BTG Pactual’s qualifications, expertise, reputation and experience in mergers and acquisitions. TAM has retained BTG Pactual pursuant to an engagement letter dated as of July 20, 2010. As compensation for BTG Pactual’s services in connection with the combination, TAM has agreed to pay BTG Pactual a transaction fee in the amount of US$24.0 million, all of which is contingent on the consummation of the combination. However, if the combination is not consummated due to certain events, including either LAN or TAM terminating or abandoning the combination, then TAM has agreed to pay US$5.0 million to BTG Pactual. Regardless of whether the combination is consummated, TAM has agreed to reimburse BTG Pactual for reasonable fees, expenses and disbursements of BTG Pactual’s counsel and all of BTG Pactual’s reasonable travel and other out-of-pocket expenses incurred in connection with the combination or otherwise arising out of the engagement of BTG Pactual under the engagement letter. TAM has also agreed to indemnify BTG Pactual and certain related persons to the fullest extent lawful against certain liabilities arising out of its engagement or the combination.

BTG Pactual is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. BTG Pactual, together with its affiliates, are referred to in this offer to exchange/prospectus as the “BTG Group”. During the two years preceding the date of the Initial BTG Opinion, and during the two years preceding the Updated BTG Opinion, the BTG Group has had commercial or banking relationships with TAM and its affiliates for which it has received fees in an amount totaling approximately R$55.627 million (which is equivalent to US$28.96 million based on the US$/Brazilian real exchange rate on May 4, 2012). With respect to TAM, such services during such period have included acting as underwriter with respect to offerings of debt securities and equity issued by a TAM affiliate, as well as stabilizing agent in connection with a prior equity offering, acting as market maker for both TAM and a TAM affiliate, acting as counterparty with respect to certain derivatives transactions, as a lender with respect to credit facilities, acting as counterparty with respect to certain fixed income investments and as intermediary with respect to the trading of public securities. In addition, on August 31, 2010, an affiliate of BTG Pactual received fees from the controlling shareholders of TAM pursuant to a management agreement entered into among such parties on July 28, 2009. As of the date of the BTG Opinions, certain members of the BTG Group had less than 1% equity ownership of TAM shares. Further, Mr. André Santos Esteves, a member of the board of directors of TAM, is also the chief executive officer of BTG Pactual, and Mr. Carlos Daniel Rizzo da Fonseca, a senior executive of BTG Pactual and head of the Merchant Banking Division of BTG Pactual, serves on the board of directors of Multiplus. BTG Group may provide investment and commercial banking services to LAN, TAM or LATAM and their respective affiliates in the future, for which BTG Group would expect to receive compensation. In the ordinary course of its business, members of BTG Group may actively trade in the securities and other instruments and obligations of LAN or TAM for their own accounts and for the accounts of their customers. Accordingly, BTG Group may at any time hold a long or short position in these securities, instruments and obligations.

TAM has had a long-term successful commercial relationship with BTG Pactual. As further discussed above, this relationship has included BTG Pactual (i) participating in all public and private securities offerings by TAM during the last six years, (ii) acting as the market maker for the TAM shares, and (iii) rendering financial services to TAM. Because of its recognized expertise in the Brazilian marketplace and its knowledge of TAM’s operations, BTG Pactual has also been selected to provide financial advice to TAM and to the TAM controlling shareholders. Consequently, given BTG Pactual’s reputation, expertise and past experience with TAM, TAM felt confident that when it hired BTG Pactual as an advisor to render a fairness opinion with respect to the proposed combination, it would act professionally, accurately and independently in the same manner as it acted in prior dealings with TAM.

Other considerations were taken into account by the board of directors of TAM in its decision to hire BTG Pactual. Pursuant to Brazilian law, a public exchange offer could only be launched after an appraisal report is rendered by an appraisal entity selected by the holders of qualifying minority shares at a shareholders meeting convened for this purpose. Brazilian law requires that the appraisal entity be independent and, when rendering the appraisal report, such entity must observe a series of requirements and minimum parameters. The appraisal report issued pursuant to these rules is binding on the offer. The offer cannot be launched for an exchange ratio which is less favorable to the TAM shareholders than the exchange ratio determined in such appraisal report. The fairness opinions of BTG Pactual and J.P. Morgan Securities were not used in this process.

Brazilian law does not require that a fairness opinion be issued. Accordingly, in the context of the proposed combination, the only purpose of the fairness opinion issued by BTG Pactual was to serve as one of the elements to be considered by the TAM board of directors when deciding whether to approve and recommend the transaction.

For the reasons mentioned above, the board of directors of TAM felt it could base its decision in part on a fairness opinion rendered by BTG Pactual despite the fact that Mr. André Esteves and Carlos Fonseca of BTG Pactual were members of the board of TAM and Multiplus, respectively.

BTG Pactual provided its consent to include its fairness opinions in this offer to exchange/prospectus. BTG Pactual’s consent to include the Initial BTG Opinion and the Updated BTG Opinion can be found as Exhibit 99.7 to the Registration Statement.

Appraisal Report

At a duly called shareholder meeting (at which the requisite quorum of the qualifying minority shares was present) held on January 3, 2012, the holders of qualifying minority shares had the option to select, by vote of a majority of the votes cast at that meeting, from among three independent, specialized third-party appraisal firms (which we refer to as the “recommended appraisal firms”) proposed by the board of directors of TAM as the Appraiser and to prepare the Appraisal Report, or to select Bradesco as the Appraiser and to adopt as the Appraisal Report the appraisal report prepared by Bradesco valuing each of LAN and TAM as of November 23, 2011, in accordance with CVM 361/2002, which was presented at that meeting. The board of directors of TAM, in compliance with CVM 361/2002, as well as the rules of the Bovespa and the TAM by-laws, selected Bradesco and the recommended appraisal firms as appropriate firms to prepare the Appraisal Report based on their respective qualifications, including their knowledge and expertise in providing economic and financial appraisal reports for publicly traded companies of similar sizes and with similar operations as TAM. At this meeting, the holders of qualifying minority shares unanimously approved Bradesco as the Appraiser and adopted the appraisal report prepared by Bradesco valuing each of LAN and TAM as of November 23, 2011 as the Appraisal Report.

The Appraiser prepared the Appraisal Report in accordance with CVM 361/2002. The appraisal report is required to set forth the valuation criteria that the Appraiser used in preparing the report, as well as: (i) the appraised value of each of LAN and TAM, set out in ranges, provided that the differences between the minimum and maximum values for each of LAN and TAM do not exceed 10%; (ii) the weighted average price of the LAN common shares and TAM shares on the NYSE, Bovespa and SSE, as applicable, by share type, (a) during the 12 months immediately prior to the publication of the relevant fact notice (fato relevante) published on August 13, 2010 and announcing the proposed combination (which we refer to as the “relevant fact notice”) and (b) between the date of the publication of the relevant fact notice and the date of the Appraisal Report; (iii) the net asset value per share of each of LAN and TAM as of the date of the latest periodic information (annual or quarterly) sent to the CVM or SVS; (iv) the value per share of each of LAN and TAM, calculated according to at least one of the following methodologies: (a) discounted cash flow analysis, (b) market multiples analysis, and (c) comparable transactions analysis, if comparable transactions analysis is considered a more appropriate analysis for valuing the relevant company; and (v) if applicable, any other valuation criteria chosen by the Appraiser that is generally accepted in the airline industry, provided that such criteria is acceptable under Brazilian law and CVM regulations for calculating fair price or value ranges, as the case may be, and such criteria is not utilized in items (i) through (iv) above.

The Appraisal Report is intended solely for the use of the management, the board of directors and the shareholders of TAM for the purpose of supporting their respective decisions to approve or participate in the exchange offer, as applicable. The Appraisal Report does not constitute the Appraiser’s recommendation or opinion to the shareholders of TAM as to whether the exchange offer is advisable, and should not be used as such. All shareholders of TAM should conduct their own analyses of the exchange offer and should rely on their own financial, tax and legal advisers when evaluating the exchange offer.

Each TAM shareholder should read the entire Appraisal Report, a copy of which is attached as Annex C hereto and incorporated by reference into this offer to exchange/prospectus. Under the terms of the transaction agreements, the exchange ratio is fixed and is not subject to adjustment based on changes in the value of either LAN’s or TAM’s assets or liabilities or the share prices of the LAN shares or the TAM shares. Moreover, there can be no assurance that material changes have not occurred in the values of the LAN shares or the TAM shares since the date of the Appraisal Report. However, if at any time an appraisal event occurs, which means that the Appraiser determines in the Appraisal Report that the product of the exchange ratio in the exchange offer and the mergers (0.90) and the high end of the range of economic value per LAN common share is less than the low end of the range of the economic value per TAM share, then the exchange offer and each of the transaction agreements will be terminated automatically. In addition, it is a condition to the completion of the exchange offer that, since the commencement date, no appraisal event has occurred, the holders of the qualifying minority shares shall have not requested a new appraisal report and a new appraiser in accordance with Brazilian law and the holders of the qualifying minority shares shall no longer have the right to request a new appraisal report or a new appraiser. The period during which the holders of qualifying minority shares had the right to request a new appraisal report and a new appraiser under Brazilian law has expired, so the holders of qualifying minority shares no longer have the right to exercise these rights.

The parties obtained the Appraisal Report to comply with Law No. 6,404/76, CVM 361/2002 and Regulation of Nível 2 of Bovespa, which requires an appraisal report to be prepared in the context of a public exchange offer to cancel TAM’s registration as a public company. The purpose of the Appraisal Report is to indicate a reasonable value range for LAN and TAM shares within the context of the exchange offer and the mergers on specified base dates and using certain valuation criteria. The Appraisal Report does not discuss the merits of the exchange offer and the mergers as compared to other business strategies of LAN and TAM. The Appraisal Report is not, and must not be used as, a fairness opinion, or a recommendation to the shareholders of TAM or of LAN as to whether the exchange offer is advisable. The Appraisal Report does not assess any other aspect or implication of the exchange offer or any contract, agreement or understanding executed in connection with the exchange offer and the mergers, nor does it discuss the merits of the exchange offer and the mergers as compared to other business strategies that may be available to LAN and TAM and/or their shareholders. In contrast to the fairness opinions delivered by J.P. Morgan Securities to the board of directors of LAN and the fairness opinions delivered by BTG Pactual to the board of directors of TAM, respectively, the Appraisal Report does not provide an opinion as to the fairness, from a financial point of view, to LAN or to TAM of the exchange ratio for the exchange offer.

The parties obtained the Appraisal Report because it is a mandatory requirement of the Brazilian securities laws and regulations for this type of exchange offer. Under these Brazilian securities laws and regulations, an exchange offer that could result in the deregistration of a Brazilian issuer with CVM and a delisting of its shares on Bovespa may only be commenced if the offer price per share is at least equal to the economic value of the issuer as determined by an appraisal report prepared in accordance with those laws and regulations. The Brazilian securities laws and regulations subject these appraisal reports and their preparation to many requirements. The appraiser must be independent of the issuer and the other parties to the transaction and must be selected by the holders of qualifying minority shares of TAM (which excludes TAM, the TAM controlling shareholders, their respective affiliates and the directors and officers of TAM) at a shareholders meeting convened for this purpose. The appraiser must prepare the appraisal report following specific parameters established by the Brazilian securities laws and regulations and must make certain representations as to the criteria it adopted in making the appraisal. Once the appraisal report is issued, Brazilian law allows the holders of qualifying minority shares to request a new appraisal during a specified time period but in the case of the Appraisal Report no such request was made within that time period. In the case of an exchange offer, the appraisal report must cover not only the economic value of the company whose shares are the subject of the exchange offer but also the economic value of the company delivering securities in the exchange offer in order to establish an acceptable range of exchange ratios.

The fairness opinions of BTG Pactual and J.P. Morgan were not required by the Brazilian securities laws and regulations and, accordingly, were not subject to the rules and requirements that those laws and regulations impose with respect to appraisal reports. As a result, these fairness opinions were not prepared on the same basis and using the same procedures as the Appraisal Report. Presumably because of the appraisal report requirement, fairness opinions are not typically obtained by parties to tender or exchange offers in Brazil. However, in view of the fact that the Appraisal Report would only be obtained after the signing of the transaction agreements the board of directors of TAM decided to obtain the fairness opinion of BTG Pactual to serve as one of the elements to be considered when making its decision to approve the transaction agreements.

In accordance with Law No. 6,404/76 and CVM 361/2002, the Appraisal Report is required to set forth the valuation criteria that the Appraiser used in preparing the report, as well as: (i) the appraised value of each of LAN and TAM, set out in ranges, provided that the differences between the minimum and maximum values for each of LAN and TAM do not exceed 10%; (ii) the weighted average price of the LAN common shares and TAM shares on the NYSE, Bovespa and SSE, as applicable, by share type, (a) during the 12 months immediately prior to the publication of the relevant fact notice and (b) between the date of the relevant fact notice and the date of the Appraisal Report; (iii) the net asset value per share of each of LAN and TAM as of the date of the latest periodic information (annual or quarterly) sent to the CVM or SVS; (iv) the value per share of each of LAN and TAM, calculated according to at least one of the following methodologies: (a) discounted cash flow analysis, (b) market multiples analysis, and (c) comparable transactions analysis, if comparable transactions analysis is considered a more appropriate analysis for valuing the relevant company; and (v) if applicable, any other valuation criteria chosen by the Appraiser that is generally accepted in the airline industry, provided that such criteria is acceptable under Brazilian law and CVM regulations for calculating fair price or value ranges, as the case may be, and such criteria is not utilized in items (i) through (iv) above.

In connection with preparing the Appraisal Report and performing its related financial analyses, Bradesco reviewed documents made available to it by LAN and TAM in writing, and information provided to it in discussions with the respective representatives of LAN and TAM. The following information was made available by LAN and TAM as of November 23, 2011 (which we refer to as the “Disclosed Information”):

•	the corporate structure of LAN and TAM;

•	the business plans of LAN and TAM;

•	historical operating information and financial statements of LAN and TAM; and

•	other public information.

LAN and TAM also provided the Updated Combined Projections to Bradesco, which Bradesco used to prepare the operating and financial projections for LAN’s and TAM’s businesses through 2021 set forth in Annex C to this offer to exchange/prospectus.

Bradesco also took into consideration other factors that it deemed necessary to prepare the Appraisal Report, including economic, monetary and market conditions.

For purposes of preparing the Appraisal Report, Bradesco did not make, nor will it make, any representations or warranties, whether implied or express, in relation to the accuracy or full extent of any Disclosed Information by LAN, TAM or any hired third party (including studies, projections or forecasts or assumptions or estimates on which such projections or forecasts are based) that Bradesco used to prepare the Appraisal Report. In addition, Bradesco did not assume any obligation to perform, and has not performed, any physical inspection on the properties or facilities of LAN or TAM. Bradesco is neither an accounting firm nor a law firm, and did not provide accounting, auditing, legal regulatory, tax or fiscal services in relation to the Appraisal Report. Accordingly, the Appraisal Report does not address any legal, regulatory, tax or accounting matters, nor does it address the underlying business decision of LAN or TAM to engage in the transaction or the relative merits of the transaction as compared to any strategic alternatives that may be available to LAN or TAM. The Appraisal Report was necessarily based on economic, monetary market and other conditions as in effect on, and the information made available to it as of the date of the Appraisal Report and Bradesco assumed no responsibility for updating, revising or reaffirming the Appraisal Report based on circumstances, developments or events occurring after the date of the Appraisal Report. In addition, Bradesco does not express any opinion as to the prices at which TAM or LAN shares will trade at any time.

The Appraisal Report has been prepared by Bradesco. The prospective financial information included in the Appraisal Report has been prepared by, and is the responsibility of, the party indicated in the Appraisal Report or of Bradesco. PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada and PricewaterhouseCoopers Auditores Independentes have neither examined, compiled nor performed any procedures with respect to such prospective financial information and, accordingly, neither PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada nor PricewaterhouseCoopers Auditores Independentes express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada and PricewaterhouseCoopers Auditores Independentes reports included in this offer to exchange/prospectus relate to LAN’s and TAM’s historical financial information, respectively. They do not extend to the prospective financial information and should not be read to do so.

The following is a summary of the material financial analyses performed by Bradesco in connection with delivering the Appraisal Report. The following summary, however, does not purport to be a complete description of the financial analyses performed by Bradesco. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Bradesco’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 23, 2011, and is not necessarily indicative of current market conditions.

Market Value. Bradesco calculated the volume weighted average prices for LAN common shares and TAM preferred shares for (i) the 12-month period beginning August 14, 2009 (one year prior to the relevant fact notice), and ending August 13, 2010 (the date of the relevant fact notice) and (ii) the period beginning August 16, 2010 (the first business day after the relevant fact notice) and ending November 23, 2011 (the date of the Appraisal Report). Bradesco did not include TAM common shares in its market value analysis because of the relatively low liquidity of TAM common shares in comparison to TAM preferred shares. The following table presents the results of these calculations:

	LAN common shares US$/ share	TAM preferred shares R$/share

August 14, 2009 – August 13, 2010	18.06	28.18

August 16, 2010 – November 23, 2011	27.52	34.87

Book Value. Bradesco reviewed and compared certain financial information for LAN and TAM to derive the value for each share of LAN and TAM based on the book value of each company as of September 30, 2011, the date of the latest periodic financial information that was provided by LAN and TAM to the SVS and the CVM, respectively. The following table presents the results of this analysis.

	LAN (US$million)		TAM* (US$million)

Total Assets		7,072.50		8,385.69

Total Liabilities		5,735.16		7,290.71

Net Equity		1,337.34		1,094.98

Number of Outstanding Shares (millions)		339.36		84.24

Book Value Per Share	US$	3.94	US$	7.01

* Based on the US$/Brazilian real exchange rate of R$1.8544 per US$1.00 on September 30, 2011.

Discounted Cash Flow Analysis. Bradesco performed an illustrative discounted cash flow analysis of LAN using the Updated LAN Projections and LAN’s business plans. Bradesco calculated LAN’s free cash flows for the three-month period ended December 31, 2011 and for the years 2012 through 2021 based on the Updated LAN Projections of net revenues from 2011 to 2016, which Bradesco extended through 2021 based on certain assumptions provided by LAN’s management. Bradesco estimated LAN’s terminal value in the year 2021 based on the free cash flows projected for the year 2021 and an assumed growth rate in perpetuity equivalent to 2.0% per year (under nominal terms). The illustrative terminal value and cash flows were then discounted to calculate an illustrative indication of present value using a theoretical cost of capital of 11.4% (in nominal US dollars). Bradesco’s theoretical cost of capital for LAN was based on, among other factors, the Chilean country risk. Based on the foregoing, Bradesco calculated an implied equity value per LAN common share of US$33.01. Applying a sensitivity adjustment of 4.75%, Bradesco calculated a range of illustrative value indications per LAN common share of US$31.44 to US$34.58.

Bradesco performed an illustrative discounted cash flow analysis of TAM using the Updated TAM Projections and TAM’s business plans. Bradesco calculated TAM’s free cash flows for the three-month period ended December 31, 2011 and the years 2012 through 2021 based on the Updated TAM Projections. Bradesco estimated TAM’s terminal value in the year 2021 based on the free cash flow projected for the year 2021 and an assumed growth rate in perpetuity equivalent to 4.5% per year (under nominal terms). The illustrative terminal value and cash flows were then discounted to calculate an illustrative indication of present value using theoretical cost of capital of 14.5% (in nominal Brazilian reais). Bradesco’s theoretical cost of capital for TAM was based on, among other factors, the Brazilian country risk and the inflation differential projected between Brazil and the U.S. Based on the foregoing, Bradesco calculated an implied equity value per TAM share of R$53.42. Applying a sensitivity adjustment of 4.75%, Bradesco calculated a range of illustrative value indications per TAM share of R$50.88 to R$55.95.

The results of Bradesco’s discounted cash flow analysis is presented in the table below.

	LAN common shares		TAM* shares

Equity Value (million)	US$	11,202	US$	4,499.57

Number of Shares (millions)		339		156.2

Value per Share	US$	33.01	US$	28.81

Sensitivity +4.75%	US$	34.58	US$	30.17

Sensitivity -4.75%	US$	31.44	US$	27.44

* Based on the US$/Brazilian real exchange rate of R$1.8544 per US$1.00 on September 30, 2011.

The preparation of the Appraisal Report is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Appraisal Report.

Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of LAN, TAM, Bradesco or any other person assumes responsibility if future results are materially different from those forecast.

Bradesco is the investment banking subsidiary of Banco Bradesco S.A. (“Banco Bradesco”), a Brazilian commercial bank. Banco Bradesco is one of the largest private-sector banks (non-government-controlled) in Brazil in terms of total assets. Banco Bradesco offers a wide range of banking and financial products and services in Brazil and abroad to individuals, large, mid-sized and small companies and major local and international corporations and institutions. Banco Bradesco has the most extensive private-sector branch and service network in Brazil, allowing it to reach a diverse client base. Its products and services encompass banking operations such as loans and deposit-taking, credit card issuance, purchasing consortiums, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services. Bradesco’s business includes trading in equities and fixed-income assets, structured finance, mergers and acquisitions, project finance and private equity. Bradesco also manages trading for the brokerage and asset management firms Bradesco Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários, BRAM - Bradesco Asset Management, and Bradesco Securities Inc. In compliance with CVM 361/2002, Bradesco has not received payment for any advisory services, assessment, audit and similar services from LAN or TAM in the last 12 months preceding the date of the Appraisal Report. Bradesco has not provided any advisory services, assessment, audits or other similar services to LAN in the previous two years. LAN’s only relationship with Bradesco is through LAN’s Brazilian cargo subsidiary, ABSA, which has a checking account in Brazil with Bradesco, as well as an agreement for payroll services and agreements for certain health benefits with Bradesco affiliates. During the last two years, Bradesco also has provided certain investment banking and other financial services to TAM and its affiliates from time to time, for which it has received fees in an amount totaling approximately R$3.375 million (which is equivalent to US$1.936 million based on the US$/Brazilian real exchange rate on January 27, 2012). Such services have included maintaining a current account for TAM and one affiliate, debt collection services, certain import financing agreements, financing agreements for acquisitions of equipment, letters of guaranty and services related to the issuance of debentures by both TAM and an affiliate. Bradesco also may provide investment banking and other financial services to LAN, TAM and their respective affiliates in the future. In connection with the above-described services Bradesco has received, and may receive in the future, compensation.

LAN selected Bradesco to perform the Appraisal Report because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the exchange offer and associated transactions. Pursuant to an engagement letter between LAN and Bradesco, LAN has agreed to pay Bradesco a transaction fee of R$842,105.26 for services related to the preparation of the Appraisal Report, which amount shall be paid to Bradesco regardless of whether the transaction is completed. In addition, LAN has agreed to reimburse Bradesco and related companies for any losses or liabilities attributed to Bradesco by third parties as a consequence of the assistance provided by it in relation to the preparation of the Appraisal Report.

Bradesco provided its consent to include the Appraisal Report in this offer to exchange/prospectus. Bradesco’s consent can be found as Exhibit 99.9 to the Registration Statement.

THE EXCHANGE OFFER

The Exchange Offer

Holdco II, a Chilean company formed in June 2011 and indirectly owned by the TAM controlling shareholders and LAN, is making one exchange offer to acquire all the outstanding TAM shares and TAM ADSs that are not owned by the TAM controlling shareholders in exchange for the same number of newly issued Holdco II shares using two separate offering documents: (i) this offer to exchange/prospectus, which is being sent to all holders of TAM shares that are residents of, or located in, the United States and all holders of TAM ADSs wherever located, and (ii) offering documents, that are being published in Brazil and made available to all holders of TAM shares (which we refer to as the “Brazilian offering documents”).

Mailing of Exchange Offer Documents

TAM has provided LAN with its shareholder list maintained by the Brazilian share registrar, the list of record holders of TAM ADSs maintained by the TAM depositary, and the security position listing of the DTC, as the book-entry transfer facility for TAM ADSs. This offer to exchange/prospectus, the accompanying letter of transmittal and other relevant materials (which we refer to as the “exchange offer materials”) will be mailed on behalf of Holdco II and LAN to the registered holders of TAM ADSs and the record holders of TAM shares that are residents of, or located in, the United States and whose names appear on the shareholder lists provided by TAM. The exchange offer materials will also be furnished, for subsequent transmittal to the beneficial owners of TAM shares and TAM ADSs that are residents of, or located in, the United States, to the brokers, dealers, commercial banks, trust companies and similar nominees whose names, or the names of whose nominees, appear on the shareholder lists maintained by the Brazilian share registrar or, if applicable, who are listed as participants in the security position listing of the DTC. LAN will reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary handling and mailing expenses incurred by them in forwarding the exchange offer materials to their customers. LAN will also arrange for the exchange offer materials to be mailed to any beneficial owner of TAM shares or TAM ADSs that requests a copy of the exchange offer materials. If you hold or are the beneficial owner of TAM shares but you are not a resident of, or located in, the United States, you should consult the Brazilian offering documents.

The distribution of this offer to exchange/prospectus and the making of the exchange offer may, in some jurisdictions, be restricted by applicable law. This exchange offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the exchange offer or the acceptance thereof would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this offer to exchange/prospectus should inform themselves of and observe these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. Neither LAN nor Holdco II assumes any responsibility for any violation by any person of any of these restrictions.

Consideration to Be Exchanged

Upon the terms and subject to the conditions of the exchange offer described below, Holdco II is making the exchange offer to the holders of TAM shares and TAM ADSs, other than the TAM controlling shareholders, pursuant to which they will receive 0.90 of a LAN common share for each TAM share or TAM ADS acquired in the exchange offer. Holders of TAM shares and TAM ADSs who tender their TAM shares and TAM ADSs through the US exchange agent will receive such LAN common shares in the form of LAN ADSs, while holders of TAM shares who tender their TAM shares in the Auction on Bovespa will receive such LAN common shares in the form of LAN BDSs.

For a comparison of the rights of the holders of LAN common shares and TAM shares, and the rights of holders of LAN ADSs and LAN BDSs as compared to the rights of the holders of TAM ADSs, see the “Comparison of Rights of Holders of LAN Securities and TAM Securities” section of this offer to exchange/prospectus beginning on page 277.

The exchange ratio for the exchange offer represented:

•

premiums of 42.14% over the closing price per TAM preferred share on Bovespa, 54.68% over the closing price per TAM common share on Bovespa and 40.59% over the closing price per TAM preferred ADS on the NYSE, in each case on August 12, 2010, the last trading day before the public announcement that LAN and TAM had entered into a non-binding memorandum of understanding concerning the proposed combination;

•

discounts of 7.81% to the average closing price per TAM preferred share on Bovespa, 0.33% to the average closing price per TAM common share on Bovespa and 8.59% to the average closing price per TAM preferred ADS, in each case during the 12 months prior to August 12, 2010;

•

a discount of 4.85% to the highest closing price per TAM preferred share on Bovespa, a premium of 16.60% to the highest closing price per TAM common share on Bovespa and a discount of 6.05% to the highest closing price per TAM preferred ADS on the NYSE, in each case during the 12 months prior to August 12, 2010;

•

a discount of 17.25% to the lowest closing price per TAM preferred share on Bovespa, a premium of 8.70% to the lowest closing price per TAM common share on Bovespa and a discount of 17.55% to the lowest closing price per TAM preferred ADS on the NYSE, in each case during the 12 months prior to August 12, 2010; and

•

premiums of 6.24% over the closing price per TAM preferred share on Bovespa, 5.54% over the closing price per TAM common share on Bovespa and 3.61% over the closing price of US$24.19 per TAM preferred ADS on the NYSE on May 4, 2012.

If all holders of TAM shares and TAM ADSs, other than the TAM controlling shareholders, validly tender all of their TAM shares and TAM ADSs into, and do not withdraw them from, the exchange offer, TEP Chile pays for the subscriptions of Sister Holdco shares and Holdco I shares by contributing to Holdco I and Sister Holdco all of the TAM shares contributed to it by the TAM controlling shareholders and no TAM shares (including those represented by TAM ADSs) or LAN shares (including those represented by LAN ADSs or LAN BDSs) are issued after the date of this offer to exchange/prospectus other than the LAN common shares to be issued pursuant to the exchange offer and the mergers (which will be represented by LAN ADSs and LAN BDSs), 140,586,107 LAN common shares will be issued in connection with the exchange offer and mergers, and the number of outstanding LAN shares (including those represented by LAN ADSs and LAN BDSs but excluding those reserved under stock option plans) will increase from 340,999,909 as of May 4, 2012 to 481,586,016. Based on the same assumptions, the 140,586,107 LAN common shares represented by LAN ADSs and LAN BDSs to be issued to holders of TAM shares and TAM ADSs in connection with the exchange offer and the mergers will represent approximately 30% of the outstanding LAN common shares (including those represented by LAN ADSs and LAN BDSs) immediately after the completion of the exchange offer and the mergers. For a description of the mergers, see “The Transaction Agreements—The Mergers; Directors and Officers; By-laws” section of this offer to exchange/prospectus beginning on page 253.

Assuming that all outstanding TAM shares and TAM ADSs, other than those owned by the TAM controlling shareholders, are acquired in the exchange offer, TEP Chile pays for the subscriptions of Sister Holdco shares and Holdco I shares by contributing to Holdco I and Sister Holdco all the TAM shares contributed to it by the TAM controlling shareholders, and the exchange offer, the mergers and the squeeze-out are completed on the terms and conditions set forth in this offer to exchange/prospectus, LAN’s share capital as of December 31, 2011 will be increased by an amount equal to US$3,267,221,000 or CLP$1,703,725,080,000.

Timing of the Exchange Offer

The initial period of the exchange offer will commence on May 10, 2012 (which we refer to as the “commencement date”). The exchange offer and withdrawal rights for tenders of TAM shares into the exchange offer through the Auction on Bovespa will expire at the expiration time (which is 5:00 p.m. Eastern time (6:00 p.m. São Paulo time) on the expiration date). The exchange offer and withdrawal rights for tenders of TAM ADSs and TAM shares into the exchange offer through the US exchange agent will expire at the expiration time.
The term “Auction date” as used in this offer to exchange/prospectus means the date on which the Auction established in the “edital” relating to the exchange offer will occur. The term “expiration date” as used in this offer to exchange/prospectus means the day immediately preceding the Auction date, which is currently             , 2012, unless the period of time for which the exchange offer is open is extended, in which case the term “expiration date” means the latest time and date on which the exchange offer, as so extended, expires. For a discussion of how the expiration date may be extended, see the “—Extension, Termination and Amendment” section of this offer to exchange/prospectus below.

Extension, Termination and Amendment

To the extent permitted by applicable rules and regulations of the CVM and the SEC and with the consent of the TAM controlling shareholders with respect to conditions waivable by them, if one or more of the exchange offer conditions described in this section below under the heading “—Conditions to Completion of the Exchange Offer” is not fulfilled prior to the expiration date, LAN reserves the right, from time to time, to cause Holdco II to extend the period of time during which the exchange offer is open for minimum periods of three days to no later than 28 days after the commencement date, until all of the exchange offer conditions have been satisfied or waived. In such event, Holdco II will send written notice to the US exchange agent. LAN and Holdco II can give you no assurance that LAN will exercise its right to cause Holdco II to extend the exchange offer or, if their consent is required, that the TAM controlling shareholders will agree to any such extension. If Holdco II extends the period of time during which the exchange offer is open, the exchange offer will expire at the latest time and date to which Holdco II extends the exchange offer. During any such extension, all TAM shares and TAM ADSs validly tendered into, and not withdrawn from, the exchange offer prior to that date will remain subject to the exchange offer, subject to your right to withdraw your TAM shares or TAM ADSs. You should read the discussion in this section below under “—Withdrawal Rights” for more information about your ability to withdraw tendered shares.

To the extent permitted by applicable rules and regulations of the CVM and the SEC, LAN also reserves the right, with the consent of the TAM controlling shareholders where required by the transaction agreements, at any time or from time to time:

•

to terminate the exchange offer and not accept for exchange or to exchange any TAM shares or TAM ADSs upon the failure of any of the exchange offer conditions described in this offer to exchange/prospectus below under the heading “—Conditions to Completion of the Exchange Offer” to be satisfied prior to the expiration date; and

•

to waive any condition (other than the delisting condition, which cannot be waived under Brazilian law) prior to the expiration date or otherwise delay or amend the exchange offer in any respect, by giving oral or written notice of such waiver, delay or amendment to the US exchange agent.

Although the consent of the TAM controlling shareholders is required under the terms of the transaction agreements for any amendment or revocation of the exchange offer, the TAM controlling shareholders have agreed not to unreasonably withhold or delay their agreement to any such amendment that is not adverse to the TAM controlling shareholders or the holders of TAM shares and TAM ADSs generally. To the extent permitted by the CVM, the exchange offer will be revoked if the transaction agreements terminate in accordance with their terms.

LAN will follow any extension, termination, amendment or delay of the exchange offer, as promptly as practicable, with a public announcement. In the case of an extension of the exchange offer, the related announcement will be issued no later than 8:30 a.m. Eastern time (9:30 a.m. São Paulo time) on the next business day after the expiration date. Subject to applicable law (including Brazilian tender exchange offer regulations and

Rule 14d-4(d)(1) under the Exchange Act, which requires that any material change in the information published, sent or given to shareholders in connection with the exchange offer be promptly disseminated to security holders in a manner reasonably designed to inform security holders of that change) and without limiting the manner in which LAN may choose to make any public announcement, neither LAN nor Holdco II assumes any obligation to publish, advertise or otherwise communicate any public announcement of this type, as explained below, other than by issuing a press release on the Dow Jones News Service. In addition, LAN will post notice of any such extension on LAN’s website at www.lan.com and LATAM’s website at www.latamairlines.com. The information on such websites is not a part of this offer to exchange/prospectus and is not incorporated by reference herein.

LAN will cause Holdco II to extend the exchange offer, to the extent required by the US federal securities laws (including Rule 14e-1 under the Exchange Act) and permitted under applicable Brazilian law and regulations, if LAN:

•	makes a material change to the terms of the exchange offer; or

•	makes a material change in the information concerning the exchange offer.

If LAN changes the percentage of TAM shares and TAM ADSs sought in the exchange offer within ten US business days prior to the then scheduled expiration date, the exchange offer will be extended so that it will expire no less than ten US business days after the change is first published, sent or given to holders of TAM shares and TAM ADSs in order to allow adequate dissemination and investor response to the change. If LAN makes any other change to the terms of the exchange offer within ten days prior to the then scheduled expiration date, the exchange offer will be extended so that it will expire no less than ten days after the change is first published, sent or given to holders of TAM shares and TAM ADSs in order to allow adequate dissemination and investor response. If LAN and/or the TAM controlling shareholders waive any condition to the exchange offer, the exchange offer will be extended for ten days in order to allow adequate dissemination and investor response to the change. Holdco II and LAN have waived their right under Brazilian law to increase the consideration being offered in the exchange offer, so no change in the consideration payable pursuant to the exchange offer is permitted under Brazilian law.

For purposes of the exchange offer, a “US business day” means any day, other than a Saturday, Sunday or federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 (midnight) Eastern time. A “business day” means any day that is not a Saturday, Sunday or a day on which banking institutions are required or authorized by law or executive order to be closed in Santiago, Chile, São Paulo, Brazil or New York, New York.

Conditions to the Commencement of the Exchange Offer

The transaction agreements contain conditions to the commencement of the exchange offer, all of which have been satisfied or waived as of the date of this offer to exchange/prospectus. The conditions to the commencement of the exchange offer in favor of both LAN and the TAM controlling shareholders included:

•	the approval of the mergers and the other transactions contemplated by the transaction agreements by the holders of at least two-thirds of the outstanding LAN shares;

•	receipt of all required approvals from all governmental entities required to complete the exchange offer, the mergers and the other transactions contemplated by the transaction agreements;

•	the absence of any laws, orders or other legal restraints imposed by any governmental entity that remains in effect that:

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makes illegal, restrains, enjoins or otherwise prohibits the commencement of the exchange offer or the completion of the exchange offer, the mergers or the other transactions contemplated by the transaction agreements (which we refer to as a “restraining order”), or

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limits or impairs the ability of LAN and the TAM controlling shareholders to own, operate or exercise full ownership rights with respect to Holdco I, TAM and its subsidiaries in a manner consistent with the terms of the transaction agreements (which we refer to as “ownership limitations”);

•	the absence of any litigation or other proceeding seeking a restraining order or ownership limitation (which we refer to as an “adverse action”);

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each of (i) the approval for listing the LAN BDRs representing the LAN common shares to be issued in the mergers on Bovespa, (ii) the approval for listing the LAN ADRs representing LAN common shares to be issued in the mergers on the NYSE, subject to notice of issuance, (iii) the approval for listing the LAN common shares to be issued in the mergers on the SSE and (iv) approvals for any other listings required by governmental entities (which we refer to collectively as the “required listings”) have been obtained;

•	declaration by the SEC of the effectiveness of the Registration Statement on Form F-4 of which this offer to exchange/prospectus forms a part;

•	completion of all transaction steps required by the transaction agreements to be completed prior to the commencement of the exchange offer; and

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receipt of appraisals of the economic value of LAN per share and TAM per share as required by Brazilian law in which the product of 0.90 and the high end of the range of such value for LAN is greater than or equal to the low end of the range of such value for TAM and if the appraisal was made in the Appraisal Report, the Appraisal Report has not been replaced with a new appraisal report prepared by a new Appraiser at the request of the holders of the qualifying minority shares in accordance with Brazilian law.

The conditions to the commencement of the exchange offer in favor of LAN only included:

•	accuracy in all material respects of the representations and warranties of TAM and the TAM controlling shareholders in the transaction agreements when made and as of the commencement date;

•	performance in all material respects by TAM and the TAM controlling shareholders of all of their covenants in the transaction agreements required to be performed prior to the commencement date;

•	absence of a TAM material adverse effect (as defined under the “The Transaction Agreements—TAM Representations and Warranties” section of this offer to exchange/prospectus beginning on page 240);

•	absence of specified market disruptions since the date of the transaction agreements;

•	receipt of all shareholder approvals other than those required from the shareholders of LAN or TAM;

•	the holders of not more than 2.5% of the outstanding shares of LAN have exercised their appraisal rights (derecho a retiro) under Chilean law in connection with approval of the mergers;

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entry into the shareholders agreements described below under the “Shareholders Agreements” section of this offer to exchange/prospectus by TAM, the TAM controlling shareholders and the LAN controlling shareholders; and

•	approval by the CVM of the exchange offer conditions.

The conditions to the commencement of the exchange offer in favor of the TAM controlling shareholders only included:

•	accuracy in all material respects of the representations and warranties of LAN and the LAN controlling shareholders in the transaction agreements when made and as of the commencement date;

•	performance in all material respects by LAN and the LAN controlling shareholders of all of their covenants in the transaction agreements required to be performed prior to the commencement date;

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absence of a LAN material adverse effect (as defined under the “The Transaction Agreements—LAN Representations and Warranties” section of this offer to exchange/prospectus beginning on page 242) since December 31, 2009;

•	absence of specified market disruptions since the date of the transaction agreements;

•	entry into the shareholders agreements described below by LAN and the LAN controlling shareholders; and

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satisfaction of all of the conditions to the obligations of the TAM controlling shareholders to subscribe for shares of Holdco I and Sister Holdco in exchange for their TAM shares described below under “The Transaction Agreements—Conditions to the Subscriptions” section of this offer to exchange/prospectus beginning on page 250.

Conditions to Completion of the Exchange Offer

Holdco II is not authorized to accept for exchange or to exchange any TAM shares or TAM ADSs validly tendered into, and not withdrawn from, the exchange offer unless the conditions described below are satisfied or waived by LAN (in the case of the conditions waivable by LAN only) or both LAN and the TAM controlling shareholders (in the case of the conditions waivable only by LAN and the TAM controlling shareholders jointly). We refer to these conditions in this offer to exchange/prospectus collectively as the “exchange offer conditions.”

Minimum Conditions

The conditions that we refer to in this offer to exchange/prospectus as the “minimum conditions” consist of two conditions further described below: (i) the delisting condition, which cannot be waived, and (ii) the squeeze-out condition, which may be waived by LAN only.

Delisting Condition

The delisting condition is that the number of qualifying minority shares that are held by “agreeing shareholders” must be more than 66 2/3% of the total number of qualifying minority shares that are held by agreeing shareholders and disagreeing shareholders.

A holder will be deemed to be an “agreeing shareholder” with respect to its qualifying minority shares only if such holder:

•	validly tenders such qualifying minority shares into the exchange offer through the US exchange agent and does not withdraw such shares from the exchange offer; or

•	qualifies such qualifying minority shares for participation in the Auction and:

•	tenders such shares into, and does not withdraw them from, the Auction; and/or

•	indicates on the letter of transmittal that it agrees with the deregistration of TAM as a public company in Brazil with CVM.

A holder will be deemed to be a “disagreeing shareholder” with respect to its qualifying minority shares only if such holder:

•	validly tenders such qualifying minority shares into the exchange offer through the US exchange agent and subsequently withdraws such shares from the exchange offer; or

•	qualifies such qualifying minority shares for participation in the Auction and:

•	does not tender such shares in the Auction; and/or

•	indicates on the letter of transmittal that it disagrees with the deregistration of TAM as a public company in Brazil with CVM.

For purposes of the delisting condition, “qualifying minority shares” means all outstanding TAM shares not represented by TAM ADSs and all outstanding TAM ADSs, in each case that are not owned by TAM, the TAM controlling shareholders, any of their related persons (“pessoas vinculadas”) or any director or executive officer of TAM.

The delisting condition is not waivable under Brazilian law, so if the delisting condition is not satisfied, the exchange offer will terminate and the mergers will not be completed.

Squeeze-Out Condition

The squeeze-out condition is that the sum of (i) the number of TAM shares and TAM ADSs validly tendered into, and not withdrawn from, the exchange offer, and (ii) the number of TAM shares beneficially owned by the TAM controlling shareholders represents more than 95% of the outstanding TAM shares (including those represented by TAM ADSs) and the TAM controlling shareholders shall have notified LAN in writing that all the conditions to the obligation of the TAM controlling shareholders to pay the TEP Chile subscription (as defined below under “—Actions on the Auction Date; Completion of the Exchange Offer”) and the obligations of TEP Chile to pay the Holdco subscriptions (as defined below under “—Actions on the Auction Date; Completion of the Exchange Offer”) have been satisfied or waived by them. For a discussion of these obligations, see “The Transaction Agreements—Conditions to the Subscriptions” section of this offer to exchange/prospectus beginning on page 250.

Mutual Conditions to the Completion of the Exchange Offer

Holdco II is prohibited from purchasing any TAM shares or TAM ADSs validly tendered into, and not withdrawn from, the exchange offer unless the delisting condition and the following conditions are satisfied or waived by both LAN and the TAM controlling shareholders on or prior to the expiration date:

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since the commencement date, none of Bovespa, the NYSE or the SSE, as applicable, has revoked or suspended any of the required listings and the required listings shall become effective no later than the effective time;

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since the commencement date, no stop order suspending the effectiveness of the registration statement containing this offer to exchange/prospectus has been issued by the SEC and no proceeding for that purpose has been initiated or threatened by the SEC; and

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since the commencement date, an appraisal event has not occurred, the holders of the qualifying minority shares shall have not requested a new appraisal report and a new Appraiser in accordance with Brazilian law and the holders of the qualifying minority shares shall no longer have the right to request a new appraisal report or a new Appraiser.

LAN Conditions to the Completion of the Exchange Offer

Holdco II is prohibited from purchasing any TAM shares or TAM ADSs validly tendered into, and not withdrawn from, the exchange offer unless the squeeze-out condition and the following conditions are satisfied or waived by LAN on or prior to the expiration date:

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since the commencement date, none of the approvals received or obtained from ANAC, the Conselho Administrativo de Defesa Econômica (which we refer to as “CADE”), the TDLC, the applicable antitrust authorities in Italy, Spain and Germany or any other governmental authorities whose consent is required in connection with the transactions contemplated by the transaction agreements (other than those which the failure to obtain, individually or in the aggregate, would not reasonably be expected to have a TAM material adverse effect (as defined under “The Transaction Agreements—TAM Representations and Warranties” section of this offer to exchange/prospectus beginning on page 240) or LAN material adverse effect (as defined under “The Transaction Agreements—LAN Representations and Warranties” section of this offer to exchange/prospectus beginning on page 242) or to result in criminal or civil sanctions against any party to the transaction agreements, its affiliates or any directors or employees of it and which we refer to collectively as “required approvals”) shall have been revoked or amended, modified or supplemented in any way that could reasonably be expected to materially impede or interfere with, delay, postpone or materially and adversely affect the completion of the transactions contemplated by the transaction agreements;

•	since the commencement date, no court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any restraining order;

•	no adverse actions commenced since the commencement date shall remain pending;

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none of the following actions, events or circumstances (which we refer to collectively as “TAM adverse events”) has occurred with respect to TAM and its subsidiaries (which we refer to as the “TAM Companies”) since the commencement date (or prior to that date if no executive officer of LAN had actual knowledge of such event as of the commencement date) that, individually or in the aggregate, have had an adverse effect on the businesses, revenues, operations or financial condition of the TAM Companies in any material respect: (a) changes or termination of licenses used to conduct cargo or passenger transport services or threats of any such change or termination; (b) any loss of 5% or more of the total number of slots at Congonhas Airport – São Paulo or any loss of 10% or more of the total takeoff and landing scheduled operations at certain specified airports; (c) any loss of 15% or more of the permits or air traffic rights to operate in any country in the E.U.; (d) termination or expiration of any aeronautical insurance policy covering the TAM Companies unless replaced by a substantially equivalent policy within 24 hours; (e) initiations of inquiries or investigations of the TAM Companies by an airline regulatory entity relating to safety issues that could be expected to result in the revocation of any license or to be detrimental to TAM’s public image; (f) any event that prevents the TAM Companies from operating at a certain level out of certain airports; (g) the inability of Brazil to safely control its airspace which prevents normal operations of TAM for any certain period of time; (h) aircraft accidents that result in loss of life or total loss of aircraft; (i) issuances of laws or orders that fix or regulate Brazilian passenger airline fares, challenge or impair the completion of the exchange offer or the mergers or the ability of the parties to exercise their rights, to own or receive the benefits of their interests in Holdco I, TAM and its subsidiaries consistent with the shareholders agreements, provide for the expropriation or confiscation of TAM assets, or limit the ability to dispose of assets, suspend or limit foreign currency transactions or transfer of funds in and out of Brazil, and change the current regulations applicable to capital markets in Brazil or Chile or an increase in taxes or tax rates that adversely impacts the shareholders of TAM who enter into the exchange offer; (j) any natural disaster or similar event that causes damage to infrastructure or airspace used by or any industry affecting the TAM Companies or any assets of the TAM Companies used in the ordinary course; and (k) any other event that prevents the TAM Companies from operating at least 50% of their regular flights during a 30-day period;

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since the commencement date, no default in the performance or breach (or any event that with notice, lapse of time or both would result in such a default or breach) by any TAM Company of any covenant or agreement contained in any contract to which any of them is a party under which the aggregate consideration provided or received, or to be provided or received, is greater than $10,000,000 (which we refer to as the “relevant agreements”) has occurred which continues to exist, in each case after giving effect to any waivers granted by any other party to such contract and regardless of whether or not any event of default, acceleration or other enforcement action shall have been declared or taken by any such other party;

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since the commencement date, no (i) general suspension of, or limitation on trading in securities on, the SSE, Bovespa or the NYSE (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index), (ii) declaration of a banking moratorium or any suspension of payments in respect of banks in Brazil, the United States or the European Union, or (iii) commencement of a war or armed hostilities or airline industry events (which we refer to collectively as “market disruptions”) has occurred which, in the case of clauses (ii) and (iii), could reasonably be expected to have a TAM material adverse effect (as defined under “The Transaction Agreements—TAM Representations and Warranties” section of this offer to exchange/prospectus beginning on page 240) has occurred; and

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the subscriptions (as defined under “The Transactions Agreements—Actions on the Auction Date; Completion of the Exchange Offer” section of this offer to exchange/prospectus beginning on page 251) have been fully paid in each case in accordance with the transaction agreements.

The foregoing conditions are for the sole benefit of LAN and (in the case of the mutual conditions only) the TAM controlling shareholders and may be asserted by LAN or the TAM controlling shareholders, as applicable, regardless of the circumstances (including any action or inaction by LAN) giving rise to any such conditions or may be waived by LAN and/or the TAM controlling shareholders in whole or in part at any time and from time to time in LAN’s or their sole discretion. The determination as to whether any condition has occurred shall be in LAN’s sole judgment or, if applicable, the sole discretion of the TAM controlling shareholders, and will be final and binding. The failure by LAN or by the TAM controlling shareholders at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Procedure for Tendering

The steps you must follow in order to tender into the exchange offer, and the time and expense of tendering, differ according to whether you hold TAM shares or TAM ADSs and whether you hold your shares directly or through a broker, dealer, commercial bank, trust company or other nominee. If you hold TAM shares, you will need to choose among the three different ways you may tender your TAM shares.

If you hold TAM ADSs, you may tender your TAM ADSs into the exchange offer through the US exchange agent, who will receive and hold tendered TAM ADSs for exchange on behalf of Holdco II and, if the exchange offer is completed, will exchange such TAM ADSs for LAN ADSs.

TAM ADSs may not be sold in the Auction to be held on Bovespa. While you could withdraw the TAM shares represented by your TAM ADSs and tender those TAM shares through the US exchange agent or, if you are a QIB, in the Auction, it may not be in your best interests to do so because:

If you tender your TAM shares through the US exchange agent:

•	You will have to register your investment in your TAM shares in Brazil as a 4,131 investment,

•	You may have to pay capital gains tax in Brazil, and

•	You will have to pay a withdrawal fee to the TAM depositary in an amount equal to $0.05 per TAM ADS.

If you are a QIB and tender your TAM shares in the Auction on Bovespa:

•	You will have to register your investment in your TAM shares in Brazil as a 2,689 investment, and this process may take between 20 and 30 days to complete,

•	You will receive LAN BDSs instead of LAN ADSs,

•	You will have to pay two combined fees to Bovespa and CD, each in an amount equal to 0.0345% of the value of the exchange transaction,

•	You will have to represent and warrant that you and any person on whose behalf you hold your TAM shares are QIBs,

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You will have to agree that for six months after the settlement date of the exchange offer you will only resell your LAN BDSs or the LAN common shares they represent in compliance with the requirements of Rule 904 of Regulation S under the Exchange Act (which may be difficult because Bovespa is not a “designated offshore securities market” as defined in Rule 902 of Regulation S), and

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If you want to withdraw the LAN common shares represented by the LAN BDSs you will receive pursuant to the exchange offer, you will have to pay a withdrawal fee to the LAN BDS depositary of between R$0.02 and R$0.05 per LAN common share (depending on how many LAN common shares you withdraw).

If you hold TAM ADSs and would like to tender them into the exchange offer, you should follow the procedures described in this section below under “—Holders of TAM ADSs”. LAN has retained JPMorgan Chase Bank to act as the US exchange agent in connection with the exchange offer.

If you hold TAM shares, there are three possible ways to tender them into the exchange offer:

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You can tender your TAM shares through the US exchange agent, who will receive and hold the tendered TAM shares on behalf of Holdco II, and, if the exchange offer is completed, will exchange such TAM shares for LAN ADSs,

•	You can deposit your TAM shares into the applicable TAM ADR program, receive TAM ADSs representing your deposited TAM shares and tender those TAM ADSs through the US exchange agent, or

•	If (but only if) you are a QIB, you can tender your TAM shares in the Auction to be held on Bovespa if you make the required representations, warranties and agreements described below.

In deciding which method you should use to tender your TAM shares into the exchange offer, you should consider the following:

•	If you tender your TAM shares through the US exchange agent:

•	You will have to convert your investment in your TAM shares in Brazil from a 2,689 investment to a 4,131 investment, and this process may take approximately seven business days to complete,

•	You will receive LAN ADSs and will not have to pay any issuance fee to the LAN ADS depositary,

•	You will not have to pay any fee to the US exchange agent to tender your TAM shares,

•	You will not have to pay any fees to Bovespa or CD,

•	You will not have to pay the IOF, and

•	You may have to pay capital gains tax in Brazil.

•	If you deposit your TAM shares into the applicable TAM ADR program, receive TAM ADSs representing your deposited TAM shares and tender those TAM ADSs through the US exchange agent:

•	You will receive LAN ADSs,

•	You will have to pay an issuance fee to the TAM depositary,

•	You will not have to pay any issuance fee to the LAN ADS depositary,

•	You will not have to pay any fee to the US exchange agent to tender your TAM ADSs,

•	You will not have to pay any fees to Bovespa or CD,

•	You will have to pay IOF in Brazil at the rate of 1.5% of the market value of the TAM shares you deposit, and

•	You may have to pay capital gains tax in Brazil.

•	If you are a QIB and tender your TAM shares in the Auction:

•	You will receive LAN BDSs instead of LAN ADSs,

•	You will not have to pay any issuance fee to the LAN BDS depositary,

•	You will not have to pay the IOF payable at a rate of 0.38% in connection with the exchange offer because LAN has agreed to pay this amount on your behalf,

•	You will have to pay two combined fees to Bovespa and CD, each in an amount equal to 0.0345% of the value of the exchange transaction,

•	You will have to represent and warrant that you and any person on whose behalf you hold your TAM shares are QIBs,

•

You will have to agree that for six months after the settlement date of the exchange offer you will only resell your LAN BDSs or the LAN common shares they represent in compliance with Rule 904 of Regulation S under the Exchange Act (which may be difficult because Bovespa is not a “designated offshore securities market” as defined in Rule 902 of Regulation S), and

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If you want to withdraw the LAN common shares represented by the LAN BDSs you will receive pursuant to the exchange offer, you will have to pay a withdrawal fee to the LAN BDS depositary of between R$0.02 and R$0.05 per LAN common share (depending on how many LAN common shares you withdraw).

If you hold TAM shares and you are, or hold TAM shares on behalf of, a QIB, and you would like to tender them in the Auction on Bovespa, you should follow the procedures described in this section below under “—Holders of TAM Shares—Tenders of TAM Shares in the Auction” and in the Edital that is being published in Brazil and made available to all holders of TAM shares. If you hold TAM shares and would like to tender them through the US exchange agent, you should follow the procedures described in this section below under “—Holders of TAM Shares—Tender of TAM Shares through the US Exchange Agent.” If you hold TAM shares and would like to deposit them in the applicable TAM ADR program, receive TAM ADSs representing your deposited TAM shares and tender those TAM ADSs through the US exchange agent, you should deposit your TAM shares in the applicable TAM ADR program and tender the TAM ADSs representing your deposited TAM shares by following the procedures described in this section below under “—Holders of TAM ADSs—Tender of TAM ADSs through the US Exchange Agent.”

For more information on the Brazilian and US tax consequences of the various methods of tendering your TAM ADSs or TAM shares, see the “Tax Consequences” section below beginning on page 207.

You must follow the procedures described below in a timely manner in order to tender your TAM shares and/or TAM ADSs into the exchange offer.

THE METHOD OF DELIVERY OF TAM SHARES OR TAM ADSs, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS (INCLUDING DOCUMENTS REQUIRED PURSUANT TO THE PROCEDURES OF THE BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE THROUGH WHICH YOU MAY HOLD YOUR TAM SHARES OR TAM ADSs) IS AT YOUR ELECTION AND RISK. TAM SHARES AND TAM ADSs TO BE TENDERED IN THE EXCHANGE OFFER THROUGH THE US EXCHANGE AGENT WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE US EXCHANGE AGENT

(INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, LAN AND HOLDCO II RECOMMEND THAT YOU USE PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY. PLEASE DO NOT SEND ANY TAM SHARES OR TAM ADSs, LETTERS OF TRANSMITTAL OR OTHER DOCUMENTS TO LAN OR HOLDCO II DIRECTLY.

ALL HOLDERS WISHING TO TENDER THEIR TAM SHARES OR TAM ADSs MUST ALLOW SUFFICIENT TIME FOR THE COMPLETION OF ALL REQUIRED STEPS DESCRIBED IN THIS OFFER TO EXCHANGE/PROSPECTUS BEFORE THE EXPIRATION TIME.

Holders of TAM ADSs

Tender of TAM ADSs through the US Exchange Agent

If you hold TAM ADSs directly in the form of TAM ADRs and you would like to tender them in the exchange offer, you must complete and sign the enclosed letter of transmittal and return it together with your TAM ADRs and all other required documentation to the US exchange agent at the appropriate address specified on page 203 of this offer to exchange/prospectus no later than the expiration time, which is 5:00 p.m. Eastern time (6:00 p.m., São Paulo time) on the expiration date. The time involved in tendering TAM ADSs held directly in the form of TAM ADRs will vary depending on the time it takes you to complete the letter of transmittal and deliver it, your TAM ADRs and any other required documentation by registered mail to the US exchange agent. The US exchange agent will receive and hold all such TAM ADSs for the benefit of Holdco II and will certify to Itaú, LAN and Holdco II prior to 7:00 a.m. Eastern Time (8:00 a.m. São Paulo time) on the Auction date the total number of TAM shares represented by TAM ADSs that have been validly tendered through the US exchange agent into, and not withdrawn from, the exchange offer as of the expiration time. At 7:00 a.m. Eastern time (8:00 a.m. São Paulo time) (which we refer to as the “Tender Certification Time”) on the Auction date, Itaú, LAN and Holdco II will certify as to the same to Bovespa. If all the exchange offer conditions, including the minimum conditions, have been satisfied or waived by the relevant parties prior to the commencement of the Auction, then the TAM ADSs will be accepted for exchange in the exchange offer. LAN will deposit the LAN common shares issuable in respect of the TAM ADSs accepted for exchange in the exchange offer with the custodian of the LAN ADS depositary, and the LAN ADS depositary will then issue to the US exchange agent LAN ADSs representing such LAN common shares and transmit to the US exchange agent the cash it receives in lieu of fractional shares, and the US exchange agent will distribute such LAN ADSs and such cash to the holders of TAM ADSs acquired in the exchange offer.

If you hold TAM ADSs indirectly through a broker, dealer, commercial bank, trust company or other nominee and would like to tender them into the exchange offer, you must, no later than the expiration time, request that your broker, dealer, commercial bank, trust company or other nominee tender your TAM ADSs to the US exchange agent (i) in the form of TAM ADRs, together with a duly executed and properly completed letter of transmittal and any other required documentation, or (ii) if your TAM ADSs are held in book-entry form, by book-entry transfer using the ATOP system and delivering a duly executed and properly completed letter of transmittal and any other required documentation to the US exchange agent or causing DTC to send an agent’s message (as defined below) to the US exchange agent’s account at DTC no later than the expiration time. The term “agent’s message” means a message transmitted by DTC to, and received by, the US exchange agent and forming a part of a book-entry confirmation, which states that the DTC has received an express acknowledgment from the participant in DTC tendering the shares which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that LAN and Holdco II may enforce such agreement against the participant.

In order to instruct your broker, dealer, commercial bank, trust company or other nominee to tender your TAM ADSs, you must complete, execute, detach and return to your broker, dealer, commercial bank, trust company or other nominee the enclosed instruction form. The instruction form must be forwarded to that broker, dealer, commercial bank, trust company or other nominee sufficiently in advance of the expiration time so that the broker, dealer, commercial bank, trust company or other nominee can effect such tender through the US exchange agent on your behalf prior to the expiration time. If you hold TAM ADSs indirectly through a broker, dealer, commercial bank, trust company or other nominee, the time involved to tender your TAM ADSs will vary depending on the time it takes you to instruct your broker, dealer, commercial bank, trust company or other nominee to tender your TAM ADSs to the US exchange agent and (i) if your TAM ADSs are evidenced by TAM ADRs, the time it takes your broker, dealer, commercial bank, trust company or other nominee to complete the letter of transmittal on your behalf and deliver it and your TAM ADRs and any other required documentation by registered mail to the US exchange agent or (ii) if you hold TAM ADSs in book-entry form, the time it takes your broker, dealer, commercial bank, trust company or other nominee to tender your TAM ADSs by book-entry transfer.

Delivery of documents to DTC will not constitute delivery to the US exchange agent.

Except as otherwise provided below, all signatures on the enclosed letter of transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in good standing in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchanges Medallion Program, or is otherwise an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (which we refer to collectively as “eligible institutions”). Signatures on the letter of transmittal need not be guaranteed (1) if the letter of transmittal is signed by the registered holder of the TAM ADSs to be tendered and the holder has not completed either Box 2: “Special Issuance Instructions” or Box 3: “Special Delivery Instructions” on the letter of transmittal, (2) if the TAM ADSs to be tendered are held for the account of an eligible institution or (3) if you are tendering TAM shares.

The method of delivery of letters of transmittal, TAM ADRs and any other required documents is at your sole option and risk. Letters of transmittal, TAM ADRs and any other required documents will be deemed delivered only when actually received by the US exchange agent. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery by the expiration time.

No alternative, conditional or contingent tenders of TAM ADSs will be accepted, and no fractional TAM ADSs will be purchased. By executing the letter of transmittal, you waive any right to receive any notice of the acceptance of your TAM ADSs for exchange.

All properly completed and duly executed letters of transmittal, TAM ADRs and any other required documents or, in the case of a book-entry transfer, all agent’s messages, delivered to the US exchange agent by you or on your behalf will be deemed, without any further action by the US exchange agent, to constitute acceptance by you of the mergers and the exchange offer with respect to your TAM ADSs tendered in the exchange offer upon the terms and subject to the conditions set forth in this offer to exchange/prospectus and the accompanying letter of transmittal.

If your TAM ADSs are not accepted for exchange for any reason, the TAM ADRs evidencing your TAM ADSs or your TAM ADSs in book-entry form will be returned within five business days after the expiration or termination of the exchange offer or your proper withdrawal of the TAM ADSs from the exchange offer, as applicable. In the case of TAM ADSs in book-entry form, such return will be effected by crediting such TAM ADSs to the account at DTC from which they were transferred.

TAM ADSs in respect of which a tender has been made will be held in an account controlled by the US exchange agent, and consequently you will not be able to sell, assign, transfer or otherwise dispose of such securities until such time as (i) you withdraw your TAM ADSs from the exchange offer, (ii) your TAM ADSs have been exchanged for LAN ADSs (in which case you will only be able to sell, assign, transfer or otherwise dispose of the LAN ADSs received in respect of your TAM ADSs), or (iii) your TAM ADSs have been returned to you if the exchange offer expires or is terminated or because they were not accepted for exchange.

Withdrawal of TAM Shares Represented by TAM ADSs

If you or your nominee holds TAM ADSs and you want to tender the TAM shares represented by those TAM ADSs into the exchange offer using one of the methods described in this section below under “—Holders of TAM Shares”, you or your nominee must first withdraw the TAM shares represented by your TAM ADSs by:

•

surrendering your TAM ADSs to the TAM depositary, JPMorgan Chase Bank N.A., by either delivering the TAM ADRs which evidence your TAM ADSs to JPMorgan Chase Bank N.A., Shareholder Services, 161 N. Concord Exchange, South St. Paul, MN 55075 or your TAM ADSs in book-entry form via DTC to the TAM depositary’s DTC participant number 923; and

•	paying any fees, taxes and governmental charges payable in connection with such withdrawal.

Before surrendering your TAM ADSs to the TAM depositary for withdrawal and receiving the TAM shares represented by your TAM ADSs, you must register the TAM shares to be withdrawn at CD and you will need to register your investment in Brazil. If you are a QIB and intend to tender your TAM shares in the Auction on Bovespa, you will need to obtain a foreign registration under Resolution No. 2,689/00, appoint a Brazilian representative for purposes of such registration and make arrangements for that representative to tender your TAM shares on your behalf. This registration process may take between 20 and 30 days to complete. If you intend to tender such TAM shares in the Auction on Bovespa, you must appoint a Brazilian representative for purposes of Resolution No. 2,689/00 and make arrangements for that representative to tender your TAM shares on your behalf. The process for withdrawing the TAM shares underlying your TAM ADSs typically takes approximately 24 hours to complete. You will need to take these steps sufficiently in advance of the expiration time to be able to effect your tender. For more information about this registration process, see “The Exchange Offer—Certain Legal and Regulatory Matters—Registering Under Resolution No. 2,689/00 and Law 4,131/62” section of this offer to exchange/prospectus beginning on page 228.

There are potential disadvantages to withdrawing the TAM shares represented by your TAM ADSs and tendering those TAM shares in the exchange offer which are described in this section above under “—Procedure for Tendering.”

Holders of TAM Shares

Tender of TAM Shares through the US Exchange Agent

If you hold TAM shares directly and you would like to tender them through the US exchange agent, you must first convert your investment in Brazil from a 2,689 investment to a 4,131 investment. This registration process may take approximately seven business days to complete.

In order to convert your 2,689 investment into a 4,131 investment, you will need to take the following steps:

•

contact TAM, through Feitosa, Guarnieri, Willik e Domingues Sociedade de Advogados (which we refer to as the “authorized agent”) and provide it with (a) a copy of your Brazilian Tax Number, (b) documentary evidence that you are a holder not deemed to be domiciled in Brazil for Brazilian tax purposes (which we refer to as a “non-Brazilian holder”) and (c) a power of attorney appointing a representative in Brazil to represent you under the applicable corporate legislation and to receive service of process;

•

request the authorized agent to enroll you with the Registry of Resident or Non-Resident Individuals and Legal Entities of the Central Bank of Brazil (which we refer to as “CADEMP”) as a 4,131 investor and register the investment with the Central Bank of Brazil;

•

TAM, with the CADEMP number 11896, through its authorized agent, will obtain an updated RDE-IED and the custodian for the investor’s 2,689 investment (which we refer to as a “2,689 account custodian”) will act as a representative of the investor before the Central Bank of Brazil;

•

based on the date agreed upon for the conversion, the 2,689 account custodian will update the 2,689 registration with the Central Bank of Brazil in order to reflect the current market value of the 2,689 investment;

•

the 2,689 account custodian will execute the foreign exchange transactions. For purposes of the Brazilian foreign exchange regulations, the conversion of the 2,689 investment in TAM into a 4,131 investment in TAM requires the execution of two simultaneous foreign exchange transactions, one to be entered into by the 2,689 account custodian, representing the return of the 2,689 investment in TAM and another one to be entered into by TAM, as the Brazilian entity receiving the 4,131 investment. The conversion of a 2,689 investment into a 4,131 investment will be implemented by means of a notional exchange transaction (i.e., a foreign exchange transaction that does not result in the actual flow of funds); and

•	TAM, through its authorized agent, will update the investor’s RDE-IED with the Central Bank of Brazil in order to reflect the amount and the number of shares represented by such 4,131 investment.

You may have to pay capital gains tax in connection with this transaction and your 2,689 account custodian may withhold such taxes. You should consult your 2,689 account custodian to confirm if capital gains tax will be assessed in this transaction.

Once your investment in your TAM shares has been effectively converted to a 4,131 investment, you can tender your TAM shares through the US exchange agent at any time prior to the expiration time (which is 5:00 p.m. Eastern time (6:00 p.m. São Paulo time) on the expiration date) by completing and signing the enclosed letter of transmittal and returning it together with:

(i) a properly executed and completed OTA included with the enclosed letter of transmittal;

(ii) if the OTA is executed by your representative, appropriate documentation evidencing the authority of such representative to execute the OTA on your behalf;

(iii) the updated RDE-IED; and

(iv) all other required documentation

to the Brazilian share registrar at the appropriate address specified on the back cover page of this offer to exchange/prospectus.

If the OTA is executed within Brazil, the signatures of the signing parties must be notarized by a notary public licensed in Brazil. If the OTA is executed outside Brazil, the signatures of the signing parties must be notarized by a notary public licensed under the laws of the jurisdiction in which the OTA is executed and the signature of such notary public must be authenticated by a consular official of Brazil with competent jurisdiction. The OTA is required under Brazilian law to be executed in Portuguese. Therefore, the OTA has been prepared in Portuguese and a certified English translation is being provided for your reference.

While you may withdraw any TAM shares you tender through the US exchange agent at any time prior to the expiration time by providing a written notice of withdrawal to the US exchange agent, by signing the OTA you will irrevocably authorize the Brazilian share registrar to impose a stop transfer order on all of the TAM shares you tender through the US exchange agent, which will prevent you from being able to transfer such shares from the date you sign the OTA until the date the exchange offer is completed or terminated.

The US exchange agent will receive and hold all such TAM shares for the benefit of Holdco II and will certify to Itaú, LAN and Holdco II prior to 7:00 a.m. Eastern time (8:00 a.m. São Paulo time) on the Auction date the total number of TAM shares that have been validly tendered into and not withdrawn from the exchange offer through the US exchange agent as of the expiration time. At the Tender Certification Time on the Auction date, Itaú, LAN and Holdco II will certify as to the same to Bovespa. If all the exchange offer conditions, including the minimum conditions, have been satisfied or waived by the relevant parties prior to the commencement of the Auction, then the TAM shares will be accepted for exchange in the exchange offer. LAN will deposit the LAN common shares issuable in respect of the TAM shares accepted for exchange in the exchange offer with the LAN ADS depositary, and the LAN ADS depositary will then issue to the US exchange agent LAN ADSs representing such LAN common shares and transmit to the US exchange agent the cash it receives in lieu of fractional shares, and the US exchange agent will distribute such LAN ADSs and such cash to the holders of TAM shares acquired in the exchange offer.

If you hold TAM shares indirectly through a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee to arrange for your investment in your TAM shares to be converted from a 2,689 investment to a 4,131 investment and thereafter to tender your TAM shares on your behalf through the US exchange agent using the procedures described above. You must ensure that your broker, dealer, commercial bank, trust company or other nominee receives your instructions and any required documentation sufficiently in advance of the expiration time so that it can effect such tender on your behalf prior to the expiration time and pay any fees or commissions charged by such broker, dealer, commercial bank, trust company or other nominee to make such tender.

Tender of TAM shares through the US Exchange Agent in the form of TAM ADSs

If you or your nominee holds TAM shares directly and you would like to tender them through the US exchange agent in the form of TAM ADSs, you must first deposit your TAM shares with the custodian of the TAM depositary for the applicable TAM ADR program and pay an issuance fee to the TAM depositary and all applicable taxes or other governmental charges payable in connection with such deposit. Upon such deposit, the TAM ADSs representing your TAM shares will be delivered to you or your nominee in the form of TAM ADRs or TAM ADSs in book entry form and may be tendered through the US exchange agent using the procedures described above under “—Holders of TAM ADSs—Tender of TAM ADSs through the US Exchange Agent.” You will need to take these steps sufficiently in advance of the expiration time so that you can validly tender the TAM ADSs representing your TAM shares through the US exchange agent.

If you hold TAM shares indirectly through a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee to arrange for your TAM shares to be deposited with the custodian of the TAM depositary of the applicable TAM ADR program and thereafter to tender the TAM ADSs representing your TAM shares on your behalf through the US exchange agent using the procedures described above under “—Holders of TAM ADSs—Tender of TAM ADSs through the US Exchange Agent.” You must ensure that your broker, dealer, commercial bank, trust company or other nominee receives your instructions and any required documentation sufficiently in advance of the expiration time so that it can validly effect such deposit or tender on your behalf prior to the expiration time and you must pay any fees or commissions charged by such broker, dealer, commercial bank, trust company or other nominee to make such deposit or tender.

Tenders of TAM Shares in the Auction

The Auction on Bovespa is being conducted pursuant to the exemption from registration under the Securities Act provided by Regulation S. As a result, in order to participate in the Auction, holders of TAM shares must represent that they are not, and do not hold on behalf of, investors located in the United States or who are U.S. persons (as each such term is defined in Regulation S under the Securities Act) (which we collectively refer to as “US investors”) unless such holders and their investors are QIBs. Holders of TAM shares who are, or who hold on behalf of, US investors that are QIBs may participate in the Auction to be held on Bovespa on the basis of the private placement exemption from registration under the Securities Act provided by Section 4(2) of the Securities Act.

As a result, holders of TAM shares who are, or who hold on behalf of, US investors may only participate in the Auction to be held on Bovespa if they represent, warrant and agree that they and any US investors for whom they hold the TAM shares:

•	are QIBs,

•

are acquiring the LAN BDRs for their own account or the account of one or more other QIBs pursuant to the private placement exemption provided by Section 4(2) of the Securities Act for investment and not with a view to, or for offer or sale in connection with, any resale or distribution that would violate the registration requirements of the Securities Act,

•

understand and agree that the LAN BDRs they will receive and the LAN common shares represented by such LAN BDRs have not been, and will not be, registered under the Securities Act and may not be offered, sold or otherwise transferred except pursuant to registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act and any other applicable securities law,

•

agree that for six months after the settlement of the exchange offer they will offer and sell the LAN BDRs they receive and/or the LAN common shares represented by such LAN BDRs only in compliance with the requirements of Rule 904 of Regulation S under the Securities Act, and

•

have such knowledge and experience in financial and business matters and sufficient access to information that they are capable of evaluating the merits and risks of the purchase of LAN BDRs and the LAN common shares represented thereby and are capable of bearing the economic risks of an investment in such LAN BDRs and LAN common shares.

If you are a QIB and hold TAM shares directly in your own name and would like to tender your TAM shares in the Auction to be held on Bovespa, you must, no later than the expiration time (which is currently 5:00 p.m. Eastern time (6:00 p.m. São Paulo time) on the expiration date) either personally or by means of a duly appointed proxy, contact a broker authorized to conduct trades on Bovespa, present the required documentation and request that the broker tender your TAM shares on your behalf in the Auction. In order to tender your TAM shares, your broker must (no later than the expiration time) present a sell order on your behalf. You must pay any fee or commission charged by your broker in connection with tendering your shares. In addition, in order to tender your TAM shares in the Auction on Bovespa, you must qualify with Itaú or with your broker who is authorized to conduct trades on Bovespa by following the procedures described in the Edital.

TAM shares held directly are generally held either through CD or through Itaú. CD is the custodian for TAM shares that are traded on Bovespa, and settlement of the Auction will occur through the facilities of CD. If you invested in TAM shares under Resolution No. 2,689/00, you hold your TAM shares through CD and you should ask your Brazilian representative for purposes of Resolution No. 2,689/00 to contact CD on your behalf.

If you hold your TAM shares through Itaú, you should ask your broker to request the transfer of your shares to the custody of CD in order to enable the broker to tender your TAM shares on your behalf. Before it will accept an order to transfer TAM shares to CD, Itaú will generally check the personal information it maintains on file for you against the personal information that you provided to the broker in submitting your letter of transmittal to make sure that the information is the same. If there are inconsistencies between these records, Itaú will not transfer the shares. It is your responsibility to ensure that the information you provide to your broker is consistent with that in Itaú’s records. It is also your responsibility to contact a broker sufficiently in advance of the expiration time to ensure that Itaú can transfer your shares to the custody of CD before the expiration time.

If you do not know whether you hold your TAM shares through CD or Itaú, you should inquire with your broker, dealer, commercial bank, trust company or other nominee.

TAM shares transferred to CD and tendered into the exchange offer through the Auction on Bovespa may be traded up until the expiration time. You must ensure that you give your broker your tender instructions and any required documentation sufficiently in advance of the expiration time so that they can effect such tender prior to the expiration time and pay any fees or commissions charged by the broker to make such tender.

If you are a QIB and you tender TAM shares directly in the Auction, you must pay two combined fees to Bovespa and CD, each in an amount equal to 0.0345% of the value of the exchange transaction. In addition, any broker, dealer, commercial bank, trust company or other nominee that tenders TAM shares on your behalf in the exchange offer may charge a fee or commission for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine what fees or commissions may apply.

If you are a QIB and hold TAM shares indirectly through a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee to tender your shares in the Auction to be held on Bovespa on your behalf as provided above in this section no later than the expiration time. You must ensure that your broker, dealer, commercial bank, trust company or other nominee receives your instructions and any required documentation sufficiently in advance of the expiration time so that you can effect such tender prior to the expiration time and pay any fees or commissions charged by such broker, dealer, commercial bank, trust company or other nominee to make such tender.

No Guaranteed Delivery

There will be no guaranteed delivery process available to tender TAM shares or TAM ADSs.

Power of Attorney

The letter of transmittal that you will use to tender your TAM shares through the US exchange agent will contain a power of attorney pursuant to which you will authorize JPMorgan Chase Bank, as the US exchange agent, to take the following actions for your account if the exchange offer is completed:

•

enter into an agreement with Holdco II (which we refer to as the “subscription agreement”), pursuant to which the US exchange agent will exchange the TAM shares accepted for exchange in the exchange offer and, in exchange therefor, subscribe for shares of Holdco II, which shares Holdco II will register in its share register in the name of JPMorgan Chase Bank, N.A., as the US exchange agent, for your account and all other investors whose TAM ADSs or TAM shares are accepted for exchange in the exchange offer;

•

on settlement of the exchange offer, deliver to LAN, in its capacity of successor of Holdco II as a result of the Holdco II merger, the TAM shares validly tendered by you through the US exchange agent into, and not withdrawn from, the exchange offer;

•

provide LAN with delivery instructions so as to enable LAN to deposit with the custodian for the LAN ADR program the LAN common shares issued for your account in the Holdco II merger in exchange for the Holdco II shares issued for your account in the exchange offer;

•

instruct the LAN ADS depositary to issue the LAN ADSs issued for your account in the Holdco II merger and deposited pursuant to the preceding bullet and to deliver such LAN ADSs to the US exchange agent; and

•	deliver to you the LAN ADSs the US exchange agent receives pursuant to the preceding bullet point after settlement of the exchange offer.

The letter of transmittal that you will use to tender your TAM ADSs through the US exchange agent will contain a power of attorney pursuant to which you will authorize JPMorgan Chase Bank, as the US exchange agent, to take the following actions for your account if the exchange offer is completed:

•

enter into an agreement with Holdco II, pursuant to which the US exchange agent will exchange the TAM ADSs accepted for exchange in the exchange offer and, in exchange therefor, subscribe for shares of Holdco II, which shares Holdco II will register in its share register in the name of JPMorgan Chase Bank, N.A., as the US exchange agent, for your account and all other investors whose TAM ADSs or TAM shares are accepted for exchange in the exchange offer;

•

on settlement of the exchange offer, deliver to LAN, in its capacity of successor of Holdco II as a result of the Holdco II merger, the TAM ADSs validly tendered by you through the US exchange agent into, and not withdrawn from, the exchange offer;

•

provide LAN with delivery instructions so as to enable LAN to deposit with the custodian for the LAN ADR program the LAN common shares issued for your account in the Holdco II merger in exchange for the Holdco II shares issued for your account in the exchange offer;

•

instruct the LAN ADS depositary to issue the LAN ADSs issued for your account in the Holdco II merger and deposited pursuant to the preceding bullet and to deliver such LAN ADSs to the US exchange agent; and

•	deliver to you the LAN ADSs the US exchange agent receives pursuant to the preceding bullet point after settlement of the exchange offer.

If you are a QIB and you tender your TAM shares in the Auction on Bovespa, in order to make such tender you will be required to deliver a similar power of attorney in favor of the Depository Institution with respect to your TAM shares, Holdco II shares, LAN BDSs and LAN BDRs.

Representations and Warranties of Holders

By tendering your TAM shares or TAM ADSs into the exchange offer, you will represent and warrant to LAN, Holdco II and the US exchange agent that you have full power and authority to accept the exchange offer and to sell, assign, and transfer the TAM shares or TAM ADSs in respect of which the exchange offer is being accepted or deemed to be accepted (and any and all securities or rights issued or issuable in respect thereof) and, when Holdco II accepts such TAM shares or TAM ADSs for exchange, LAN and Holdco II will acquire good title thereto, free and clear of all liens, charges, encumbrances and other third party interests, and together with all rights now or hereinafter attaching thereto, including, without limitation, voting rights and the right to receive all amounts payable to a holder thereof in respect of dividends, interests and other distributions, if any, if the record date for distributions occurs after the date on which shares are accepted by Holdco II for exchange pursuant to the exchange offer. In addition, by tendering TAM shares or TAM ADSs into the exchange offer, you will be deemed to have approved the exchange offer, the mergers and the other transactions contemplated by the transaction agreements. If you are, or hold on behalf of, a QIB and you tender your TAM shares directly in the Auction to be held on Bovespa, you will be required to make the representations, warranties and agreements described above in this section under “—Procedure for Tendering—Holders of TAM Shares—Tender of TAM Shares in the Auction.”

Validity of Tender

LAN will determine questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of TAM shares or TAM ADSs, in LAN’s sole discretion, and LAN’s determination shall be final and binding. LAN reserves the absolute right to reject any and all tenders of TAM shares or TAM ADSs that LAN determines are not in proper form or the acceptance of or exchange for which may be unlawful. LAN also reserves the absolute right to waive any defect or irregularity in the tender of any TAM shares or TAM ADSs of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders. No tender of TAM shares or TAM ADSs will be deemed to have been validly made until all defects and irregularities in tenders of TAM shares or TAM ADSs have been cured or waived. None of LAN, Holdco II, the US exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any TAM shares or TAM ADSs, and none of them will incur any liability for failure to give any such notification. LAN’s interpretation of the terms and conditions of the exchange offer, including the acceptance forms and instructions thereto, will be final and binding.

Withdrawal Rights

General

TAM shares and TAM ADSs tendered into the exchange offer through the US exchange agent may be withdrawn at any time before the expiration time in accordance with the procedures described below in this section. If you are a QIB, you may withdraw any TAM shares tendered in the Auction on Bovespa at any time prior to the expiration time. In addition, in accordance with the US tender exchange offer laws, you may withdraw tendered securities if they are not yet accepted for exchange at any time 60 days after the date of this offer to exchange/prospectus.

You may not rescind a withdrawal. If you withdraw your TAM shares or TAM ADSs from the exchange offer, they will be deemed not validly tendered for purposes of the exchange offer. However, you may re-tender withdrawn TAM shares or TAM ADSs at any time prior to the expiration time (if you are tendering through the US exchange agent or if you are tendering in the Auction on Bovespa) by following the procedures described in this section above under “—Procedure for Tendering.”

Withdrawal of Tenders through the US Exchange Agent

If you tendered your TAM ADSs and/or TAM shares through the US exchange agent, you may withdraw the tender of your TAM ADSs and/or TAM shares at any time prior to the expiration time (which is 5:00 p.m. Eastern time (6:00 p.m. São Paulo time) on the expiration date) by following the procedures below.

If you hold your TAM ADSs directly in your name, you may withdraw them by delivering a properly completed and duly executed notice of withdrawal (which must be guaranteed by an eligible guarantor institution if you were required to obtain a signature guarantee for the letter of transmittal pursuant to which you tendered your TAM ADSs to the US exchange agent) at the address below:

JPMorgan Chase Bank, N.A.

Voluntary Corporate Actions

161 N. Concord Exchange

South St. Paul, MN 55075

If you hold your TAM shares directly in your name, you may withdraw them by delivering a properly completed and duly executed notice of withdrawal at the address below:

JPMorgan Chase Bank, N.A.

ADR Corporate Actions

500 Stanton Christiana Road,

Newark, Delaware 19713

Any such notice of withdrawal must:

•	specify the name of the person that tendered the TAM ADSs and/or TAM shares to be withdrawn;

•	contain a statement that you are withdrawing your election to tender your TAM ADSs and/or TAM shares;

•	be signed by you in the same manner as the original signature on the letter of transmittal by which such TAM ADSs and/or TAM shares were tendered (including any required signature guarantees); and

•	specify the number of TAM ADSs and/or TAM shares to be withdrawn if not all the TAM ADSs and/or TAM shares tendered by you are to be withdrawn.

If you withdraw your TAM ADSs from the exchange offer, the TAM ADRs evidencing those TAM ADSs will be returned promptly after the proper withdrawal of such TAM ADSs or, in the case of TAM ADSs or TAM shares held in book-entry form, the TAM ADSs and/or TAM shares will be credited into the DTC account from which they were transferred.

If you hold your TAM ADSs and/or TAM shares indirectly through a broker, dealer, commercial bank, trust company or other nominee and you tendered such TAM ADSs and/or TAM shares pursuant to the procedures of such broker, dealer, commercial bank, trust company or other nominee, you must follow the broker’s, dealer’s, commercial bank’s, trust company’s or other nominee’s procedures in order to withdraw such TAM ADSs and/or TAM shares.

Withdrawal of Tenders in the Auction

If you are a QIB and hold your TAM shares in your own name, you or your Brazilian representative must contact the broker that has been instructed to tender your TAM shares into the Auction to be held on Bovespa on your behalf and instruct the broker to withdraw the order to tender those TAM shares before the expiration time and must provide any documentation required by the broker. Any tender of TAM shares will be irrevocable after that time. If you wish to withdraw the tender of your TAM shares, it is your responsibility to ensure that the broker that has been instructed to tender your TAM shares receives instructions to withdraw the tender of those shares sufficiently in advance of the expiration time. If you wish to withdraw your TAM shares from the exchange offer, you are strongly advised to contact your broker well before the expiration time.

If you are a QIB and hold your TAM shares indirectly through a broker, dealer, commercial bank, trust company or other nominee and you tendered them pursuant to the procedures of such broker, dealer, commercial bank, trust company or other nominee, you must follow the broker’s, dealer’s, commercial bank’s, trust company’s or other nominee’s procedures in order to withdraw your shares.

Fractional Shares

Holders of TAM shares or TAM ADSs will receive the greatest whole number of LAN BDSs or LAN ADSs, as applicable, that can be issued at the exchange ratio. No fractional LAN BDSs or LAN ADSs will be issued to you in connection with the exchange offer or the mergers or pursuant to the statutory squeeze-out discussed below under “The Transaction Agreements—Effects of the Mergers—Statutory Squeeze-Out” section of this offer to exchange/prospectus beginning on page 255. Instead of any such fractional shares, you will receive an amount in cash in US dollars based on the product of (i) the closing price of TAM preferred shares in Brazilian reais on the Bovespa on the last trading day immediately preceding the Auction date (as reported on the Bovespa’s website, www.bmfbovespa.com.br or, if unavailable, as reported by another authoritative source) as converted into US dollars using the US$/Brazilian real exchange rate applicable on the Auction date as published by the Central Bank of Brazil and (ii) a fraction of 10/9.

Announcement of the Results of the Exchange Offer

LAN and TAM will jointly announce the results of the exchange offer by means of a public announcement to be issued by 11:00 a.m. Eastern time (12:00 (noon) São Paulo time) on the next business day after the Auction date. The announcement will be made by means of a press release on the Dow Jones News Service. In addition, notice will be posted on LAN’s and LATAM’s website at www.lan.com and www.latamairlines.com, respectively. The information on LAN’s website and LATAM’s website is not a part of this offer to exchange/prospectus and is not incorporated by reference herein.

Acceptance for Exchange

In accordance with applicable Brazilian regulations and subject to the terms and conditions discussed in this offer to exchange/prospectus, all TAM shares validly tendered into and not withdrawn from the Auction to be held on Bovespa will be acquired by Holdco II through the Auction. The Auction is currently scheduled to occur at 9:00 a.m. Eastern time (10:00 a.m. São Paulo time), on the Auction date, subject to the satisfaction or waiver of the exchange offer conditions as described above. In addition, subject to the terms and conditions discussed in this offer to exchange/prospectus, all TAM shares and TAM ADSs validly tendered into the exchange offer through the US exchange agent and not withdrawn from the exchange offer will be acquired by Holdco II contemporaneously with the settlement of the acquisition of TAM shares in the Auction.

Before Holdco II will accept for exchange and exchange any TAM shares and TAM ADSs validly tendered into, and not withdrawn from, the exchange offer, the transaction agreements provide for the following schedule of events to occur on the expiration date after the expiration time:

•

no later than the Tender Certification Time (which is 7:00 a.m. Eastern time (8:00 a.m. São Paulo time)) on the Auction date, Itaú, LAN and Holdco II will certify to Bovespa the total number of TAM shares (including those represented by TAM ADSs) that the US exchange agent, LAN and Holdco II have certified to Itaú have been validly tendered into the exchange offer through the US exchange agent and not withdrawn from the exchange offer as of the expiration time;

•

at 8:00 a.m. Eastern time (9:00 a.m. São Paulo time) on the Auction date, Bovespa will inform LAN, Holdco II and the TAM controlling shareholders whether or not the minimum conditions (taking into account the TAM shares (including those represented by TAM ADSs) tendered through the US exchange agent) have been satisfied;

•

promptly after receiving that notice (but no later than 8:10 a.m. Eastern time (9:10 a.m. São Paulo time) on the Auction date), LAN will notify the TAM controlling shareholders in writing as to whether or not all of the exchange offer conditions waivable by LAN (other than the condition regarding payment of the subscriptions by the TAM controlling shareholders and TEP Chile discussed below under “The Transaction Agreements—Conditions to Completion of the Exchange Offer—LAN Conditions to the Completion of the Exchange Offer” section of this offer to exchange/prospectus beginning on page 249) have been satisfied or irrevocably waived by LAN (which we refer to as the “LAN condition notice”);

•

if the LAN condition notice states that all such conditions have been so satisfied or waived, then promptly after they receive the LAN condition notice (but no later than 8:20 a.m. Eastern time (9:20 a.m. São Paulo time) on the Auction date), the TAM controlling shareholders will notify LAN in writing as to whether or not all of the exchange offer conditions waivable by them and all of the conditions to the obligation of the TAM controlling shareholders to make and pay the TEP Chile subscription and the obligation of TEP Chile to pay the Holdco subscriptions (as described under “The Transaction Agreements—Actions on the Auction Date; Completion of the Exchange Offer” section of this offer to exchange/prospectus beginning on page 251) have been satisfied or irrevocably waived by them (which we refer to as the “TEP condition notice”). For a discussion of the subscriptions, see “The Transaction Agreements—Conditions to the Subscriptions” section of this offer to exchange/prospectus beginning on page 250;

•

if the TEP condition notice states that all such conditions have been so satisfied or waived, then promptly after they have delivered the TEP condition notice to LAN (but no later than 8:30 a.m. Eastern time (9:30 a.m. São Paulo time) on the Auction date), (a) the TAM controlling shareholders will subscribe and pay for the TEP Chile subscription, and (b) TEP Chile will pay for the Holdco subscriptions. For a discussion of these subscriptions, see “The Transaction Agreements—Actions on the Auction Date; Completion of the Exchange Offer” section of this offer to exchange/prospectus beginning on page 251;

•

promptly after all such payments have been made (but no later than 8:40 a.m. Eastern time (9:40 a.m. São Paulo time) on the Auction date), LAN and the TAM controlling shareholders will issue a press release announcing that all of the exchange offer conditions have been satisfied or irrevocably waived; and

•

if all the exchange offer conditions are so satisfied, the Auction will commence at 9:00 a.m. Eastern time (10:00 a.m. São Paulo time) on the Auction date (which we refer to as the “Auction time”) (or such other time as Bovespa may determine), and Holdco II will complete the exchange offer at that time in accordance with the terms and conditions of the exchange offer by accepting for exchange all TAM shares validly tendered in, and not withdrawn from, the exchange offer through the Auction and all TAM shares and TAM ADSs validly tendered through the US exchange agent, and not withdrawn from, the exchange offer.

If LAN and/or the TAM controlling shareholders waive any condition to the exchange offer, the exchange offer will be extended for ten days in order to allow adequate dissemination and investor response to the change. If the Auction occurs at any time other than 9:00 a.m. Eastern time (10:00 a.m. São Paulo time) on the Auction date, then each of the times specified above will be adjusted by the same amount that the actual time of the commencement of the Auction differs from 9:00 a.m. Eastern time (10:00 a.m. São Paulo time).

The exchange offer will be settled on the third business day following the Auction date in accordance with the applicable procedures of Bovespa and the SEC. This is the standard settlement period for exchange offers in Brazil and the date on which all tendering shareholders will receive their LAN ADSs and LAN BDSs. In the

Auction, tendering shareholders will request the transfer of their TAM shares to the custody of CD to enable their brokers to sell their TAM shares in the Auction on their behalf. If the exchange offer is not consummated, the Auction will not occur and the tendered TAM shares will be released to the tendering shareholders. For tenders through the US exchange agent, the TAM shares and TAM ADSs so tendered will be returned to the tendering shareholders by the US exchange agent within five business days following expiration or termination of the exchange offer.

Sell orders from brokers tendering TAM shares in the Auction to be held on Bovespa on behalf of tendering holders of TAM shares must be submitted no later than the expiration time through Bovespa’s Megabolsa electronic trading system using the code “TAMM3L” for TAM common shares and the code “TAMM4L” for TAM preferred shares. Sell orders for TAM shares that have been validly tendered into, and not withdrawn from, the Auction on Bovespa before the expiration time will be deemed accepted for exchange and may not be withdrawn. For holders of TAM shares and TAM ADSs tendering through the US exchange agent, tenders of such TAM shares and TAM ADSs must be made no later than the expiration time. Tenders of TAM shares and TAM ADSs through the US exchange agent that have been validly made and not withdrawn before the expiration time will be deemed accepted for exchange and may not be withdrawn.

Under the rules of the CVM, a third party is permitted to commence a competing offer for all of the shares subject to the exchange offer, so long as the competing offeror offers a price at least 5% greater than the price offered in this offer to exchange/prospectus and complies with other provisions of applicable Brazilian law. The launch of a competing offer will invalidate tenders made in respect of the original exchange offer, whose auction may be postponed, if necessary, including by order of the CVM, so that both offerings may be effected on the same terms and procedures of the CVM as the original exchange offer.

Settlement and Delivery of Securities

General

If the exchange offer conditions described in this section under “—Conditions to Completion of the Exchange Offer” have been satisfied or, if applicable, waived, Holdco II will accept for exchange and will exchange all TAM shares and TAM ADSs that have been validly tendered into, and not withdrawn from, the exchange offer as of the expiration time and LAN will deliver the LAN ADSs or LAN BDSs, as applicable, in the manner described in this section below.

Under no circumstances will interest be paid on the exchange of or payment for TAM shares or TAM ADSs, regardless of any delay in making the exchange or payment or any extension of the exchange offer.

Title to TAM shares and TAM ADSs validly tendered into, and not withdrawn from, the exchange offer will transfer to Holdco II upon the acceptance by Holdco II of the exchange of the TAM shares and TAM ADSs tendered pursuant to the exchange offer in accordance with the procedures described in this section above under “—Acceptance for Exchange”.

Delivery of LAN ADSs

Subject to the terms and conditions of the exchange offer, upon Holdco II’s acceptance of the TAM shares and TAM ADSs tendered into the exchange offer, confirmation from the LAN ADS depositary of receipt of the applicable number of LAN common shares to be represented by the LAN ADSs to be issued in the exchange offer by the LAN ADS depositary’s custodian and receipt by the US exchange agent of the cash to be paid pursuant to the exchange offer instead of fractional LAN ADSs, the US exchange agent will deliver the applicable whole number of LAN ADSs, together with any cash paid in respect of fractional LAN ADSs, to the holders of TAM shares and TAM ADSs acquired in the exchange offer that tendered their TAM shares and TAM ADSs in the exchange offer through the US exchange agent, as follows:

•	if you or your nominee holds your TAM ADSs in the form of TAM ADRs and you or your nominee tendered your TAM ADSs in the exchange offer through the US exchange agent by means of delivery of a letter of transmittal together with TAM ADRs evidencing your TAM ADSs, the US exchange agent will register the applicable number of uncertificated LAN ADSs in your name or the name of your nominee, as applicable, and mail you or your nominee, as applicable, a confirmation of such registration, together with a check in US dollars for any cash instead of fractional LAN ADSs according to the issuance and delivery instructions provided in the letter of transmittal; or

•

if you hold your TAM ADSs or TAM shares in book-entry form and such TAM ADSs or TAM shares were delivered by means of the ATOP system by sending an agent’s message to the US exchange agent, the US exchange agent will deliver the applicable whole number of LAN ADSs, together with any cash instead of fractional LAN ADSs in US dollars, to the DTC for forwarding to the account of your nominee at DTC; or

•

if you or your nominee holds TAM ADSs or TAM shares and you or your nominee tendered your TAM ADSs or TAM shares in the exchange offer through the US exchange agent by means of delivery of a letter of transmittal, the US exchange agent will register the applicable number of uncertificated LAN ADSs in your name or the name of your nominee, as applicable, and mail you or your nominee, as applicable, a confirmation of such registration, together with a check in US dollars for any cash instead of fractional LAN ADSs according to the issuance and delivery instructions provided in the letter of transmittal.

Delivery of LAN BDSs

If you held your TAM shares tendered in the Auction directly in your name, then, subject to the terms of the exchange offer, you will receive LAN BDSs upon settlement of Holdco II’s acceptance for exchange and exchange of such TAM shares. If you tendered your TAM shares in the Auction indirectly through a broker, dealer, commercial bank, trust company or other nominee, then, subject to the terms of the exchange offer, the LAN BDSs will be delivered to your account with such broker, dealer, commercial bank, trust company or other nominee.

Dividend Payments

The LAN common shares to be issued in connection with the exchange offer in the form of LAN ADSs and LAN BDSs will have the same dividend rights as the other currently outstanding LAN common shares.

The LAN ADS depositary will deliver any dividends paid upon deposited LAN common shares to the holders of LAN ADSs in the manner set forth in the LAN ADR deposit agreement and the LAN BDS depositary will deliver any dividends paid upon deposited LAN common shares to the holders of LAN BDSs in the manner set forth in the LAN BDR deposit agreement. For a discussion of the LAN ADR deposit agreement and the LAN BDR deposit agreement, see the “Comparison of Rights of Holders of LAN Securities and TAM Securities” section of this offer to exchange/prospectus beginning on page 277.

For a description of Chilean, Brazilian and United States federal income tax consequences of these dividend payments, see “—Tax Consequences” below in this section.

Tax Consequences

Brazilian Tax Consequences

Subject to the limitations and assumptions below, in the opinion of Pinheiro Neto, the following are the material Brazilian tax consequences of the exchange offer with respect to the TAM shares and/or TAM ADSs by a non-Brazilian holder. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder is encouraged to consult its own tax advisor about the Brazilian tax consequences of tendering TAM shares and/or TAM ADSs in the exchange offer. This discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil or any other jurisdiction.

According to Law No. 10,833 enacted on December 29, 2003, the disposition of assets located in Brazil by a non-Brazilian holder to either a Brazilian resident or a non-resident may be subject to capital gains taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil.

Under Brazilian law, capital gains taxation rules vary depending on the residency of the non-Brazilian holder, the type of registration of the investment by the non-Brazilian holder with the Central Bank of Brazil and how the disposition is carried out, as outlined below.

A non-Brazilian holder can hold two different kinds of investments in Brazil: (i) a 4,131 investment; or (ii) a 2,689 investment. We refer to holders of a 2,689 investment as “2,689 investors”.

The IOF (Imposto Sobre Operações Financeiras) is a tax on foreign exchange, securities/bonds, credit and insurance transactions. The Minister of Finance establishes the rates of the IOF tax, subject to limits set forth by law.

Pursuant to Decree No. 6,306 of December 14, 2007, as amended, the conversion of real into foreign currency and the conversion of foreign currency into real (each of which we refer to as a “foreign exchange transaction”) are subject to the IOF (which we refer to as the “IOF/Exchange”). Under the IOF regulations currently in force in Brazil, the Minister of Finance is empowered to establish the applicable IOF/Exchange rate. Such IOF/Exchange rate can be increased at any time up to a rate of 25%. The above-mentioned Decree sets forth that the current general IOF/Exchange rate is 0.38%.

The IOF may also be levied on transactions involving bonds or securities, including transactions carried out on Brazilian stock, futures or commodities exchanges (which we refer to as “IOF/Títulos tax”). The IOF/Títulos current general rate is zero percent for transactions carried out in the equity markets in Brazil, including those performed in stock, futures and commodities exchanges and similar markets. The Executive branch of the Brazilian government, however, has the legal power to increase the rate up to a maximum of 1.5% of the amount of the taxed transaction for each day of the investor’s holding period, but only to the extent of gain realized on the transaction and only on a prospective basis. Currently, the IOF/Títulos is assessed at the rate of 1.5% on the deposit of shares issued by a Brazilian company and listed for trading on the Brazilian stock exchange with the specific purpose of enabling the issuance of depositary receipts traded outside Brazil.

Taxation of the Non-Brazilian Holders of TAM ADSs

Tender of TAM ADSs through the US Exchange Agent

Capital Gains Tax

The non-Brazilian holders that tender their TAM ADSs in the exchange offer through the US exchange agent will receive in exchange LAN ADSs. Although there is no clear guidance in the Brazilian tax legislation addressing the capital gains tax consequences of an exchange transaction involving American Depositary Shares of a Brazilian company, the exchange of TAM ADSs for LAN ADSs in connection with the exchange offer and the mergers should not be taxable in Brazil based on the fact that: (i) the TAM ADSs should be considered as a foreign asset; and (ii) the exchange of TAM ADSs for LAN ADSs alone would not result in any Brazilian sourced income to the non-Brazilian holder. However, Brazilian authorities do not provide clear guidance in this respect, and may treat such a transaction as subject to capital gains tax in Brazil at the rate of 15% (or 25% if the non-Brazilian holder is located in a tax haven jurisdiction), plus potential interest and fines.

Non-Brazilian holders of TAM ADSs may withdraw the TAM shares underlying their TAM ADSs from the applicable TAM ADR program and tender the TAM shares underlying those TAM ADSs using one of the methods described above under “—Procedure for Tendering—Holders of TAM Shares.” The withdrawal of TAM shares from the applicable TAM ADR program does not give rise to capital gains taxation in Brazil.

IOF/Exchange

Brazilian law imposes IOF / Exchange on the conversion of real into foreign currency and on the conversion of foreign currency into real.

As the exchange of TAM ADS for LAN ADS does not result in the execution of any foreign exchange transaction, no IOF/Exchange tax will be due on that exchange.

Withdrawal of TAM Shares Represented by TAM ADSs

The withdrawal of TAM ADSs from the applicable TAM ADR program and receipt of the underlying TAM shares requires the execution of a notional foreign exchange transaction (i.e., a foreign exchange transaction that does not result in the actual flow of funds). If you withdraw the TAM shares underlying your TAM ADSs and convert your investment into a 2,689 investment, the IOF/Exchange tax will be imposed on that transaction at the current rate of zero percent. If you withdraw the TAM shares underlying your TAM ADSs and convert your investment into a 4,131 investment, the IOF/Exchange tax would also be imposed on that transaction at the current rate of zero percent.

Taxation of the Non-Brazilian Holders of TAM Shares

Tender of TAM Shares through the US Exchange Agent

Capital Gains Tax

If you hold TAM shares directly and you would like to tender them through the US exchange agent in exchange for LAN ADS through the US exchange agent, you must first convert your investment from a 2,689 investment to a 4,131 investment in Brazil.

According to the Central Bank Regulations, the conversion of the 2,689 investment to a 4,131 investment must be made at market value based on current trading price of the shares. Please note that, if the market value exceeds the original acquisition cost of the 2,689 investment, the non-Brazilian holder would recognize capital gain in Brazil on the transaction and the tax consequences applicable to such gain are discussed below.

In principle, the conversion of the 2,689 investment into a 4,131 investment should not be taxable, as the conversion would not result in any Brazilian sourced income to the non-Brazilian holder. However, Brazilian authorities do not provide clear guidance in this respect and may try to impose a tax on the non-Brazilian holder for the capital gain recognized in the transaction.

If this transaction is taxable in Brazil, the tax treatment of the transaction would differ depending on whether the non-Brazilian holder is eligible for the tax benefits granted to 2,689 investors. In principle, on the disposition of a 2,689 investment, the non-Brazilian holder should be entitled to the tax benefits granted to 2,689 investors as described below. However, tax authorities may take the position that the tax benefits are only applicable if the disposition of the 2,689 investment is carried out on the Bovespa or an organized over-the-counter market regulated by the CVM.

If the tax benefits granted to 2,689 investors are applicable to the conversion: (i) non-Brazilian holders located in a non-tax haven jurisdiction would be exempt from capital gains tax in Brazil; and (ii) non-Brazilian holders located in a tax haven jurisdiction would be subject to capital gains tax in Brazil at the rate of 15%. We note that the United States is not considered as a tax haven jurisdiction for Brazilian law purposes. If the tax benefits granted to 2,689 investors are not applicable: (i) non-Brazilian holders in a non-tax haven jurisdiction would be subject to capital gains tax in Brazil at the rate of 15%; and (ii) non-Brazilian holders located in tax haven jurisdictions would be subject to capital gains tax in Brazil at the rate of 25%.

As a second step, the exchange of the 4,131 investment in TAM shares for the LAN ADSs would not be subject to any capital gains tax if the amount of the LAN ADSs received in exchange for the TAM shares is equal or lower than the amount of the 4,131 investment held by the non-Brazilian holder in TAM shares, as registered in the Central Bank of Brazil (which we refer to as the “registered cost” of the 4,131 investment). However, if the amount of the LAN ADSs received in exchange for the TAM shares is greater than the registered cost (i) non-Brazilian holders in a non-tax haven jurisdiction would be subject to capital gains tax at the rate of 15%; and (ii) non-Brazilian holders located in tax haven jurisdictions would be subject to capital gains tax at the rate of 25%.

If a non-Brazilian holder receives cash in connection with the exchange offer, the difference between the cash received and the registered cost of the portion of the TAM shares exchanged for cash could be subject to capital gains tax in Brazil, according to the rules described in this section.

Converting the registration of your investment in TAM shares from a 2,689 investment into a 4,131 investment is a pre-condition for you to tender your TAM shares through the US exchange agent and there is a risk that the offer is not completed and you remain with a 4,131 investment in TAM shares. If the exchange offer is not consummated, you will not be able to recover any taxes paid in connection with converting your 2,689 investment into a 4,131 investment. In addition, if the exchange offer is not completed, you may also want to convert your 4,131 investment back into a 2,689 investment, in which case you will be subject to capital gains taxation at the rate of 15% or 25% (for non-Brazilian holders located in tax haven jurisdictions) on any gains.

IOF / Exchange

The conversion of a 2,689 investment into a 4,131 investment will be implemented by means of a notional exchange transaction (i.e., a foreign exchange transaction that does not result in the actual flow of funds). In this sense, the “outflow leg” (representing the return of the 2,689 investment) would be subject to IOF at a rate of 0% and the “inflow leg” (representing the 4,131 investment) would also be subject to IOF at a rate of 0%.

The exchange of the 4,131 investment in TAM shares for the LAN ADSs would not constitute a foreign exchange transaction under applicable Brazilian law and no IOF would apply.

Deposit of TAM shares for TAM ADSs

If you hold TAM shares directly and you would like to tender them through the US exchange agent in the form of TAM ADSs in exchange for LAN ADSs, you must first deposit your TAM shares with the custodian for the applicable TAM ADR program. The potential tax consequences of depositing your TAM shares with the custodian for the applicable TAM ADR program is discussed below. For a discussion of the potential tax consequences to you of tendering the TAM ADSs representing your TAM shares through the US exchange agent, see “—Taxation of the Non-Brazilian Holders of TAM ADSs—Tender of TAM ADSs through the US Exchange Agent” in this section above.

Capital Gains Tax

The deposit of TAM shares in a TAM ADR program in exchange for the TAM ADSs by a non-Brazilian holder will be subject to Brazilian capital gains tax on the amount of the capital gain realized on such exchange. The amount of the capital gain will generally be equal to the difference between the registered cost of the TAM shares held by the non-Brazilian holder in TAM shares, as registered in the Central Bank of Brazil, and the average price of the TAM shares, calculated as follows:

•	the average price of TAM shares sold on that day on the Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or

•	if no TAM shares were sold on that day, the average price of a TAM share on the Brazilian stock exchange on which the greatest number of TAM shares were sold during the 15 preceding trading sessions.

The difference between the registered cost and the average price of the TAM shares, calculated as set forth above, is treated as capital gain subject to tax at a rate of 15%, or 25% for non-Brazilian holders who are in tax-haven jurisdictions. Although there is no clear regulatory guidance in Brazil, such taxation should not apply in the case of non-Brazilian holders that are 2,689 investors located in a non-tax haven jurisdiction, who should not be subject to income tax in such a transaction.

However, tax authorities may take the position that the tax benefits (i.e., exemption from capital gains tax) applicable to 2,689 investments are only applicable if the disposition of the securities is carried out on the Bovespa or an organized over-the-counter market regulated by the CVM.

If the tax benefits granted to 2,689 investors who are located in a non-tax haven jurisdiction are not applicable to the deposit of TAM shares in exchange for the TAM ADSs, then such transaction would be subject to capital gains tax at the rate of 15%.

IOF / Títulos

IOF / Títulos may also be levied on transactions involving bonds or securities, including transactions carried out on Brazilian stock, futures or commodities exchanges. The IOF/Títulos general rate is currently zero for transactions carried out in the equity markets in Brazil, including those performed in stock, futures and commodities exchanges and similar markets. However, the IOF/Títulos is assessed at the rate of 1.5% on the deposit of shares issued by a Brazilian company and listed for trading on the Brazilian stock exchange with the specific purpose of enabling the issuance of depositary receipts traded outside Brazil. Therefore the deposit of TAM shares in the applicable TAM ADR program will be subject to IOF at a 1.5% rate.

Tender of TAM Shares in the Auction

Capital gains tax

If you are a QIB and tender your TAM shares in the Auction on Bovespa in exchange for LAN BDSs, such exchange will not result in any Brazilian sourced income to the non-Brazilian holder and therefore such exchange should not be subject to capital gains tax in Brazil.

If this transaction is deemed as taxable by the Brazilian tax authorities, the tax treatment of the transaction would differ depending on whether the non-Brazilian holder is located in a tax haven jurisdiction. The non-Brazilian holders resident in a non-tax haven regular jurisdiction would be exempt from capital gains tax on such gains; and the non-Brazilian holders resident in tax haven jurisdictions would be subject to capital gains tax at the rate of 15%. The sale of shares by a non-Brazilian holder of a 4,131 investment and by 2,689 investors that are resident in tax haven jurisdictions in transactions carried out on the exchange is, as a general rule, subject to withholding income tax at a rate of 0.005%, which can be offset with possible income tax due on capital gain. This tax may be assessed on the tender of TAM shares in exchange for LAN BDS and would be withheld by your broker.

IOF / Exchange

The tender of TAM shares in the Auction in exchange for LAN BDRs will be implemented by means of two simultaneous foreign exchange transactions, one representing the outflow of funds from Brazil for investment in LAN BDRs and another one representing the inflow of the investment of LAN in TAM. The inflow foreign exchange contract would be subject to the IOF at 0% and outflow foreign exchange contract would be subject to the IOF at 0.38%. However, LAN has agreed to pay this amount on your behalf.

Taxation on the Statutory Squeeze-Out

Taxation of the non-Brazilian holders of TAM shares

Capital gains tax

If the TAM shares of a non-Brazilian holder are redeemed for cash by TAM pursuant to the statutory squeeze-out, the capital gain recognized by the non-Brazilian holder in the transaction will be subject to capital gains tax in Brazil at the rate of 15% (regular rate) or 25% (for investors located in tax haven jurisdictions).

IOF / Exchange

The remittance of funds abroad to the non-Brazilian holder as a return of a 2,689 investment is subject to the IOF at a rate of 0%.

Taxation of the non-Brazilian holders of TAM ADSs

Capital gains tax

If the TAM shares underlying the TAM ADSs of a non-Brazilian holder are redeemed for cash by TAM pursuant to the statutory squeeze-out, the capital gain recognized by the non-Brazilian holder in the transaction will be subject to capital gains tax in Brazil at the rate of 15% (regular rate) upon the remittance made by the Brazilian custodian to the depositary of the applicable TAM ADR program.

IOF / Exchange

The remittance of funds by the Brazilian custodian to the depositary of the applicable TAM ADR program will be subject to the IOF/Exchange at the rate of 0.38%.

Taxation on the Put Right

Taxation of the non-Brazilian holders of TAM shares

Capital gains tax

If the TAM shares of a non-Brazilian holder are acquired for cash by LAN pursuant to the put right, the capital gain recognized by the non-Brazilian holder in the transaction will be subject to capital gains tax in Brazil at the rate of 15% (regular rate) or 25% (for investors located in tax haven jurisdictions).

IOF / Exchange

The remittance of funds abroad to the non-Brazilian holder as a return of a 2,689 investment is subject to the IOF at a rate of 0%.

Other Brazilian Taxes

There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of TAM shares in connection with the exchange offer and the mergers.

Chilean Tax Consequences

The following discussion relates to Chilean income tax laws presently in force, including Ruling N°324 of January 29, 1990 of the Chilean IRS and other applicable regulations and rulings, all of which are subject to change. Subject to the limitations and assumptions below, in the opinion of Claro y Cia., the following discussion addresses the material Chilean tax consequences of an investment in LAN common shares, LAN BDSs (evidenced by LAN BDRs) or LAN ADSs (evidenced by LAN ADRs), by a person who is neither domiciled in, nor a resident of Chile or by a legal entity that is not organized under the laws of Chile and does not have a branch or a permanent establishment located in Chile (we refer to such an individual or entity as a “non-Chilean holder”). For purposes of Chilean tax laws, an individual is a resident of Chile if such person has resided in Chile for more than six months in one calendar year or for a total of more than six months in two consecutive tax years. In addition, an individual is considered domiciled in Chile in case he or she resides in Chile with the actual or presumptive intent of staying in the country. Further, an entity is a resident of Chile if it has been incorporated or formed in Chile.

This discussion does not purport to address the tax consequences of the exchange offer applicable to all categories of investors, some of whom may be subject to special rules. Holders are encouraged to consult their own advisors concerning the receipt, ownership, and disposition of LAN common shares, LAN BDSs

(evidenced by LAN BDRs) or LAN ADSs (evidenced by LAN ADRs) in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another statute. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax laws. Chilean taxes may not be assessed retroactively against taxpayers who act in good faith relying on circulars, rulings, regulations, interpretations and other official documents issued by the National Director or Regional Directors of the Chilean IRS, however, Chilean tax authorities may change these circulars, rulings, regulations, interpretations and other official documents prospectively. According to Article 26 of Decree Law N° 830 of 1974 (which we refer to as the “Chilean Tax Code”) it is presumed by law that the taxpayer is aware of such changes from the date they are published in the Chilean Official Gazette. The income tax treaty between Chile and Brazil entered into effect on July 24, 2003 and applies to income obtained or amounts paid, credited, put at the disposal or accounted for as an expense as of January 1, 2004. As of the date hereof, the income tax treaty between Chile and the United States dated February 4, 2010 has not yet been ratified in Chile and, as a result, is not currently in force.

In general, non-Chilean residents are subject to Chilean income taxes on their Chilean source income. Chilean source income derives from assets located in Chile or activities carried out within the country, regardless of the residence or domicile of the taxpayer. For purposes of the Chilean ITL shares or equity rights of entities not incorporated or organized in Chile are deemed assets not located in Chile. Thus, the contribution of TAM shares and TAM ADSs issued abroad into Holdco II by non-Chilean holders should not be subject to Chilean taxation. According to Article 64 of the Chilean Tax Code, the Chilean IRS is entitled to assess the price at which assets (including shares) are sold or disposed of, when such price is the basis or one of the elements to assess the taxes due, if such price is notoriously below the prices charged in the market or in transactions of similar nature, considering the circumstances of the transaction, imposing any taxes that may be applicable. Pursuant to Article 17 N° 8 of the Chilean ITL, such an assessment may also be applicable when assets are sold or transferred to Chilean taxpayers obliged to keep full accounting records at a price that is notoriously above the market price, considering the circumstances of the transaction, in which case such difference is subject to Chilean general income taxes (First Category Tax and Withholding Tax, the former being creditable against the latter). Although, according to the law, the Chilean IRS is entitled, in principle, to make such assessments and to date there are no rulings issued by the Chilean IRS in connection with the assessment of the value at which foreign assets are sold or contributed by non-Chilean holders into a Chilean entity, within the context of the transaction and taking into consideration that the contribution of TAM shares and TAM ADSs into Holdco II should not generate for non-Chilean holders Chilean source income subject to Chilean taxation, we believe that such an assessment should not be applicable.

Although the Chilean ITL does not contain a specific provision establishing the place where BDRs (evidencing BDSs) or ADRs (evidencing ADSs) representing the shares of common stock of a Chilean entity should be deemed located, in general, certificates of deposit issued abroad representing Chilean securities registered in the securities registry are considered securities located abroad for Chilean tax purposes. In addition, certain rulings issued by the Chilean IRS (including, Ruling N° 324 of January 29, 1990) have set forth the tax treatment applicable to ADRs. In such rulings, the Chilean tax authorities have construed that income obtained by a non-Chilean holder from securities issued by a foreign entity abroad representing the shares of a Chilean entity (namely, ADRs) should not be deemed Chilean source income.

Unlike in the case of ADRs, the Chilean IRS has not yet issued a ruling addressing the tax treatment applicable to BDRs. Notwithstanding the foregoing, Ruling N° 3,807 of September 27, 2000 issued by the Chilean IRS stated that the tax treatment afforded to ADRs could also be extended to another foreign security representing the shares of a Chilean entity (namely, “Unidades de Registro” issued in the Spanish Securities Market), provided that the SVS confirms that the characteristics of such foreign security are equivalent to those of ADRs and that such foreign securities are issued in compliance with all the relevant rules and regulations issued by the Central Bank of Chile on this matter.

Thus, based on the criterion stated in Ruling N° 3,807 and assuming that the SVS confirms that LAN BDRs (evidencing LAN BDSs) qualify as foreign securities representing the shares of a Chilean entity, the characteristics and mechanism of which are equivalent to ADRs (which in the case of ADRs, the SVS has confirmed they qualify as foreign securities representing the shares of a Chilean entity according to the Chilean laws and regulations on this matter), and that such LAN BDRs comply with Chilean laws and the rules and regulations issued by the Central Bank of Chile and the SVS governing the issuance of ADRs, we believe that LAN BDRs should be afforded the same tax treatment applicable to ADRs issued and delivered to non-Chilean holders under Chilean laws and the regulations issued by the Central Bank of Chile and the SVS. We are also of the opinion that the LAN BDR should qualify as foreign securities representing the shares of a Chilean entity, the characteristics and mechanism of which are equivalent to ADRs. These circumstances and tax treatment are assumed for purposes of the analysis contained in this section.

Tax Consequences for non-Chilean holders of the Merger of Holdco II into LAN

In general, as a result of the merger of Holdco II into LAN, non-Chilean holders that may receive LAN common shares in exchange for their participation as shareholders of Holdco II should not be subject to Chilean income taxes in connection with such exchange of shares (canje). Based on the interpretations of the Chilean IRS, LAN common shares that non-Chilean holders may receive in exchange for their shares in Holdco II should be deemed to represent the same rights such non-Chilean holders had in Holdco II prior to the merger as shareholders of the same. For Chilean tax purposes, the tax basis of non-Chilean holders in such LAN common shares will be the tax basis of Holdco II shares, adjusted as established in the Chilean ITL. Additionally, the acquisition date of the LAN common shares delivered to non-Chilean holders will be that of the acquisition of Holdco II shares by such non-Chilean holders. Likewise, in accordance with the provisions of Article 64 of the Chilean Tax Code, the Chilean IRS is not entitled to assess the value of the assets transferred as a result of a merger by incorporation (fusión por incorporación), to the extent that the surviving entity keeps recorded the tax value of the assets and liabilities received, as recorded in the absorbed company.

However, the issuance and delivery of LAN ADSs (evidenced by LAN ADRs) and LAN BDSs (evidenced by LAN BDRs) under the terms of the exchange offer is not addressed in the regulations issued by the Central Bank of Chile or the SVS. Unlike in the case of a regular ADR program implemented under the current regulations issued by the Central Bank of Chile and the SVS on this matter, under the terms of the exchange offer new LAN common shares will be delivered to the LAN ADS depositary and LAN BDS depositary (as the registered shareholders of Holdco II) in connection with the capital increase in LAN as a result of the merger by incorporation (fusión por incorporación) of Holdco II into LAN. Within the context and procedures of the exchange offer, the LAN ADS depositary and the LAN BDS depositary will be registered as shareholders of Holdco II in connection with the contribution of the TAM ADSs and TAM shares into Holdco II, respectively, tendered into the exchange offer. Likewise, the tax treatment of the issuance and delivery of LAN ADSs (evidenced by LAN ADRs) and LAN BDSs (evidenced by LAN BDRs) under the terms of the exchange offer is not regulated by the Chilean ITL or addressed in the rulings issued by the Chilean IRS on this matter. Due to the above-mentioned circumstances, the tax treatment to be afforded to the issuance and delivery of LAN ADSs (evidenced by LAN ADRs) and LAN BDSs (evidenced by LAN BDRs) under the terms set forth in the exchange offer is uncertain. It is possible therefore that the Chilean IRS might assert that a tax treatment other than that described below is applicable.

Notwithstanding the foregoing, provided that the Central Bank of Chile confirms that, as a result of the capital increase of LAN in connection with the merger by incorporation (fusión por incorporación) of Holdco II into LAN, the newly issued LAN common shares to be received by the LAN ADS depositary and LAN BDS depositary (as registered shareholders of Holdco II) shall be deemed, within the context of the exchange offer, issued and delivered by LAN to such LAN ADS depositary and LAN BDS depositary, in their capacity as depositary, for purpose of the issuance and delivery of the LAN ADSs (evidenced by LAN ADRs) and the LAN BDSs (evidenced by LAN BDRs), respectively, in compliance with Chilean laws and the regulations issued by the Central Bank of Chile and the SVS on this matter, we believe that the Chilean IRS should construe that the issuance and delivery of LAN ADSs (evidenced by LAN ADRs) and LAN BDSs (evidenced by LAN BDRs) by the LAN ADS depositary and LAN BDS depositary, respectively, to non-Chilean holders abroad under the exchange offer should be afforded the same tax treatment of the issuance and delivery of ADSs (evidenced by ADRs) to non-Chilean holders under current laws and regulations issued by the Central Bank of Chile and the SVS and, thus, not be subject to Chilean income taxes based on the tax principles stated in certain rulings issued by the Chilean IRS on this matter (including, Ruling No. 324 of January 29, 1990).

Cash Dividends and Other Distributions

Cash dividends LAN pays with respect to LAN common shares, LAN BDSs (evidenced by LAN BDRs) or LAN ADSs (evidenced by LAN ADRs) held by a non-Chilean holder will be subject to a 35% Withholding Tax, which LAN withholds and pays over to the Chilean tax authorities. A credit against the Withholding Tax is available based on the corporate income tax LAN actually paid (if any) on the income to which the dividend is attributed according to the provisions of the Chilean ITL and the interpretations of the Chilean IRS (which we refer to as the “First Category Tax”); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. If LAN registers net income (book profits) but taxable losses, no credit against the Withholding Tax will be available.

Currently, the First Category Tax rate is 18.5%, but is scheduled to be reduced to 17% with respect to income accrued or perceived during calendar year 2013 and onwards. In general, the example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a non-Chilean holder as a consequence of a hypothetical distribution of 30% of LAN’s consolidated net income after payment of the First Category Tax, assuming a Withholding Tax rate of 35%. The second column assumes an effective First Category Tax rate of 17% and the actual payment of such First Category Tax at that 17% rate, and the third column assumes an effective First Category Tax rate of 18.5% and the actual payment of such First Category Tax at that 18.5% rate:

The Company’s taxable income	100.00	100.00
First Category Tax (18.5% of CLP$100)	(17)	(18.5)
Net distributable income	83.00	81.5
Dividend distributed (30% of net distributable income)	24.9	24.45
First Category Tax increase	5.1	5.55
Withholding Tax (35% of the sum of CLP$24.45 dividend plus
CLP$5.55 First Category Tax paid)	(10.5)	(10.5)
Credit for 18.5% of First Category Tax	5.1	5.55
Net tax withheld	(5.4)	(4.95)
Net dividend received	19.5	19.5
Effective dividend withholding rate	21.69%	20.25%

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First Category Tax, can be calculated using the following formula:

(Withholding Tax rate) – (First Category Tax effective rate)

1 – (First Category Tax effective rate)

Under Chilean ITL, dividends generally are assumed to have been paid out of LAN’s oldest retained taxable profits for purposes of determining the rate of First Category Tax that LAN paid. The effective rate of Withholding Tax to be imposed on dividends LAN pays will vary depending upon the amount of First Category Tax LAN paid (if any) on the earnings to which the dividends are attributed, according to the provisions of the Chilean ITL. For dividends attributable to LAN’s profits during years when the First Category Tax was 10% (before 1991), the effective rate will be 27.78%. The effective Withholding Tax rate for dividends attributed to earnings from 1991 until 2001, for which the First Category Tax rate was 15%, will be 23.53%. For 2002, the First Category Tax rate was 16.0%, which results in an effective rate of 22.62%. In 2003, the First Category Tax rate was 16.5%, which results in an effective rate of 22.16%, and from 2004 to 2010, the First Category Tax rate was 17%, which results in an effective rate of Withholding Tax of 21.69%. For 2011, the First Category Tax rate was 20.0%, which results in an effective rate of 18.75%. For 2012, the First Category Tax rate will be 18.5%, which is expected to result in an effective rate of 20.25%. From 2013 onwards, the First Category Tax rate will be 17.0%, which is expected to result in an effective rate of 21.69%.

However, whether the First Category Tax is 10%, 15%, 16%, 16.5%, 17%, 18.5% or 20%, the effective overall combined tax rate imposed on LAN’s distributed profits will be 35%. Whether the First Category Tax is imposed or not, the effective overall combined rate of Chilean taxes imposed with respect to LAN’s distributed profits would be 35%. Nevertheless, if the retained taxable profits or exempted profits as of December 31 of the year preceding a dividend distribution are not sufficient to cover such dividend, LAN will make a withholding of 35% of the amount that exceeds those retained taxable or exempted profits. If such withholding is determined to be excessive at the end of the year, non-Chilean holders will have rights to file for the reimbursement of the excess withholding.

Dividend distributions made in kind would be subject to the same Chilean tax rules as cash dividends based on the fair market value of such property. Stock dividends and the distribution of preemptive rights are not subject to Chilean taxation.

Capital Gains on the Disposition of LAN common shares, LAN ADSs or LAN BDSs

Gains from the sale or other disposition by a non-Chilean holder of LAN BDRs (evidencing LAN BDSs) or LAN ADRs (evidencing LAN ADSs) outside Chile will not be subject to Chilean taxation. The withdrawal of common shares in exchange for BDRs or ADRs will not be subject to any Chilean taxes.

Gains recognized on a sale or disposition by a non-Chilean holder of LAN common shares (as distinguished from sales or exchanges of LAN BDRs (evidencing LAN BDSs) or LAN ADRs (evidencing LAN ADSs) representing such LAN common shares) may be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter) if:

•	the non-Chilean holder has held the LAN common shares for less than one year since exchanging LAN ADSs (or LAN BDSs, if applicable) for the LAN common shares;

•	the non-Chilean holder acquired and disposed of the LAN common shares in the ordinary course of its business or as a habitual trader of shares; or

•	the non-Chilean holder and the purchaser of the LAN common shares are “related parties” or has an interest in the purchaser within the meaning of Article 17, Number 8, of the Chilean ITL.

In all other cases, gains on the disposition of LAN common shares will be subject only to a capital gains tax which is assessed at the same rate as the First Category Tax, as sole income tax (currently levied at a rate of 18.5%) and no Withholding Tax will apply. The sale of LAN common shares by a non-Chilean holder to an individual or entity resident or domiciled in Chile is subject to a provisional withholding. Such a provisional withholding will be equal to (i) 5% of the total amount (sale price), without any deduction, paid to, remitted to, accounted for, put at the disposal of, or corresponding to, the non-Chilean holder if the transaction is subject to the First Category Tax, as a sole tax. The above is applicable unless the gain subject to taxation can be determined, in which case the withholding will be equal to the First Category Tax on the gain, or (ii) 20% of the total amount (the sale price) without any deduction, paid to, remitted to, accounted for, put at the disposal of, or corresponding to, the non-Chilean holder if the transaction is subject to the general tax regime, that is, the First Category Tax, and the Withholding Tax, with a credit of the First Category Tax already paid. The non-Chilean holder would be entitled to request a tax refund for any amounts withheld in excess of the taxes actually due, in April of the following year upon filing its corresponding tax return. Although debatable, a recent ruling issued by the Chilean IRS sustains that the above-mentioned provisional withholding also applies when both the seller and purchaser are non-Chilean residents (Ruling N° 492 of February 25, 2011).

Pursuant to Article 107 of the Chilean ITL, gains recognized in the sale of shares of common stock that are publicly traded and have a high presence in the stock exchange are not subject to capital gains tax in Chile, provided that the shares of common stock are sold (i) on a Chilean stock exchange authorized by the SVS, (ii) within the process of a public tender of shares of common stock governed by Title XXV of the Chilean Securities Market Law, or (iii) as a result of the contribution of securities into a mutual fund under the provisions of Article 109 of the Chilean ITL.

The shares of common stock must also have been acquired (i) on a Chilean stock exchange authorized by the SVS, (ii) within the process of a public tender of shares of common stock governed by Title XXV of the Chilean Securities Market Law, (iii) in an initial public offer of shares of common stock resulting from the formation of a corporation or a capital increase of the same, (iv) in an exchange of public offered securities convertible into shares, or (v) as a result of the redemption of securities subject to the provisions of Article 109 of the Chilean ITL. Shares of common stock are considered to have a high presence in the stock exchange when they:

•	are registered in the securities registry;

•	are registered in a Chilean stock exchange; and

•	have an adjusted presence equal to or above 25% or have a market maker, as explained below.

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 1,000 Unidades de Fomento (US$46,582.04 as of April 27, 2012) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. Also, if a particular share does not meet the requirements to have high presence, under certain conditions, SVS General Ruling N° 327 of 2012 enables the use of market makers to meet this requirement. The same regulation establishes special rules to calculate the adjusted presence of a particular share in certain cases, including, among others, mergers and splits.

By means of Circular N° 35 of June 16, 2008, the Chilean IRS has construed that the tax treatment set forth by Article 107 (formerly, Article 18Ter) of the Chilean ITL would also be applicable, with the limitations and tax treatment referred to in such Circular, in case of the sale, in compliance with the provisions of Article 107, of shares of common stock acquired as a result of the exchange of shares (canje) in a merger by incorporation (fusión por incorporación) between two Chilean entities, including, among others, the case when the absorbed entity is a Chilean publicly traded stock corporation without high presence in the stock exchange and the absorbing entity is a Chilean publicly traded stock corporation with high presence in the stock exchange, or the case when the absorbed entity is a Chilean close stock corporation without high presence in the stock exchange and the absorbing entity is a Chilean publicly traded stock corporation with high presence in the stock exchange.

Capital gains obtained in the sale of shares of common stock that are publicly traded and have a high presence in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by “foreign institutional investors” such as mutual funds and pension funds, provided that the sale is made on a Chilean stock exchange authorized by the SVS or within the process of a public tender of shares of common stock governed by Title XXV of the Chilean Securities Market Law.

To qualify as a foreign institutional investor, an entity must be formed outside of Chile, not have a domicile in Chile, and must be at least one of the following:

(i)	a fund that offers its shares of common stock or quotas publicly in a country with investment grade public debt, according to a classification performed by an international risk classification entity qualified as such by the SVS;

(ii)

a fund registered with a regulatory agency or authority from a country with investment grade public debt, according to a classification performed by an international risk classification entity qualified as such by the SVS, provided that its investments in Chile constitute less than 30% of the value of its total assets, including certificates issued abroad representing Chilean securities, such as ADRs of Chilean companies;

(iii)	a fund whose investments in Chile represent less than 30% of the value of its total assets, including certificates issued abroad representing Chilean securities, such as ADRs of Chilean companies, provided that not more than 10% of the equity of the fund or the rights to the profits of the fund taken as a whole are directly or indirectly owned by Chilean residents;

(iv)	a pension fund that is formed exclusively by individuals that receive pensions out of the accumulated capital in the fund or which main purpose is to finance the establishment or increase of pensions of individuals, provided such pension fund is subject to the control or surveillance of the relevant regulatory authorities in its home country;

(v)	a Foreign Capital Investment Fund regulated by Law No. 18,657, in which case all quota holders shall be foreign residents or domestic institutional investors; or

(vi)	any other foreign institutional investor that complies with the requirements set forth in the general Regulation (Ex. Decree No. 1,354, 2008) for each category of investor, provided a previous report on the subject matter has been issued by the SVS and the Chilean IRS.

The foreign institutional investor must not directly or indirectly participate in the control of the issuers of the securities it invests in, nor possess or participate directly or indirectly in 10% or more of the capital or the profits of such issuers, except for investment in quotas issued by mutual funds governed by Decree Law No. 1,328 of 1976.

Another requirement for the exemption is that the foreign institutional investor must execute a written contract with a bank or a stock broker incorporated in Chile. In this contract, the bank or stock broker must undertake to execute purchase and sale orders, verify, at the time of the remittance, the applicability of a tax exemption or that the applicable tax withholding has been made. Furthermore, the bank or stock broker is obligated to inform the Chilean IRS about the transactions and remittances it performs. The foreign institutional investor must be registered with the Chilean IRS by means of a sworn statement filed by the intermediary agent. This sworn statement should include the following information: (i) that the foreign institutional investor complies with the requirements set forth by the Chilean ITL or the regulations issued in this regard; (ii) that the foreign institutional investor does not have a permanent establishment in Chile; and (iii) that the foreign institutional investor will not participate in the control of the entities in which securities it has invested. Additionally, the statement must include the identification of the representative and the fund manager or institution making the investment, and an indication of the bank in which the foreign currencies were liquidated, the source and the amount of such currencies.

In the case that the bank that liquidated the foreign currency necessary for the investment is not appointed as intermediary agent, such bank will be obliged to inform the Chilean IRS, at the tax authority’s sole request, the origin and amount of the foreign currency liquidated.

In the case of the institutional investors referred to in (i) to (v), the above-mentioned tax treatment would apply only with respect to investments made acting on its own account and as beneficial owner of such investments, excluding those investments made acting on account of third parties or when the beneficial owner of the same is a third party. Compliance with this requirement must be verified by means of a sworn statement submitted to the Chilean IRS.

If any of the institutional investors eligible for this tax benefit ceases to comply with any of the requirements referred to above, such circumstance must be reported to the Chilean IRS by the intermediary agent, within terms and procedures established by the tax authority.

The tax basis of LAN common shares received in exchange for LAN BDSs and LAN ADSs will be the acquisition value of the LAN common shares on the date of exchange duly adjusted for local inflation. For purposes of tax Ruling N°324 of January 29, 1990 issued by the Chilean IRS, the valuation procedure set forth in the deposit agreement, which values shares of common stock which are being exchanged at the highest reported sales price at which they trade on the SSE on the day on which the transfer of such shares from the applicable depositary of the LAN BDR program or LAN ADR program, as applicable, to the non-Chilean holder is recorded on LAN’s share registrar, will determine the acquisition value for this purpose. In the case where the sale of the shares is made on a day that is different from the date on which the exchange is recorded, capital gains subject to taxation in Chile may be generated. Notwithstanding the foregoing, following the criteria of tax Ruling N°3708 of October 1, 1999 issued by the Chilean IRS, the deposit agreement provides that in the event that the exchanged shares are sold by the non-Chilean holder on a Chilean stock exchange on the same day on which the transfer is recorded on LAN’s share registrar or within two Chilean business days prior to the date on which the sale is recorded on such registrar, the acquisition value of such exchanged shares shall be the price registered in the invoice issued by the stockbroker that participated in the sale transaction. Consequently, the surrender of LAN BDSs or LAN ADSs for LAN common shares and the immediate sale of these LAN common shares on a Chilean stock exchange for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile, provided that the sale of the LAN common shares is made on the same date on which the exchange of LAN BDSs or LAN ADSs for these shares is recorded, or within two days prior to the date on which the exchange is recorded.

The exercise of preemptive rights relating to the LAN common shares will not be subject to Chilean taxation. Any gain on the sale of preemptive rights relating to the LAN common shares will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter).

Other Chilean Taxes

There are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of LAN BDSs or LAN ADSs by a non-Chilean holder, but such taxes generally will apply to the transfer at death or by gift of LAN common shares by a non-Chilean holder. There are no Chilean stamp, issue, registration or similar taxes or duties payable by non-Chilean holders of LAN BDSs (evidenced by LAN BDRs) or LAN ADSs (evidenced by LAN ADRs) or LAN common shares.

Withholding Tax Certificates

Upon request, LAN will provide to non-Chilean holders appropriate documentation evidencing the payment of the Withholding Tax.

United States Federal Income Tax Consequences

Subject to the limitations and assumptions below, in the opinion of Sullivan & Cromwell LLP, the following are the material US federal income tax consequences of the exchange offer with respect to the TAM shares (including TAM common shares and TAM preferred shares) and TAM ADSs and of the receipt, ownership and disposition of the LAN shares (including LAN common shares, LAN ADSs and LAN BDSs). This discussion addresses only US holders (as defined below) that will hold such shares as capital assets.

This section does not describe all of the tax considerations that may be relevant to any particular holder of TAM shares, TAM ADSs or LAN shares, including certain aspects of US federal income taxation that may be applicable to a holder subject to special treatment under the Internal Revenue Code of 1986, as amended (the “Code”), including, but not limited to, banks or other financial institutions, regulated investment companies, holders that own or are treated as owning 10% or more of any class of stock of TAM, holders that own or are treated as owning 10% or more of any class of stock of LAN, entities that are treated for US federal income tax purposes as partnerships or other pass-through entities, tax-exempt organizations, insurance companies, brokers or dealers in securities or foreign currencies, traders in securities electing to mark to market, holders that acquired shares pursuant to the exercise of an employee stock option or otherwise as compensation, persons holding common shares, ADSs or BDSs as part of a hedging or conversion transaction or a straddle, holders that do not meet the definition of US holder (as defined below), and US holders that have a functional currency other than the US dollar.

The discussion below is based upon the provisions of the Code, its legislative history, existing and proposed US treasury regulations, rulings and court decisions as of the date hereof, and such authorities may be repealed, revoked or modified (with possible retroactive effect) so as to result in US federal income tax consequences different from those discussed below. In addition, this section is based in part upon the representations of the applicable LAN depositary and the assumption that each obligation in the deposit agreements relating to the LAN ADRs and LAN BDRs and any related agreements will be performed in accordance with their terms.

This discussion does not address the state, local or foreign tax consequences (or other tax consequences such as estate or gift tax consequences) of the exchange offer with respect to the TAM shares and TAM ADSs or of the receipt, ownership and disposition of LAN ADSs and LAN BDSs.

Holders are encouraged to consult their own tax advisors concerning the tax consequences of the exchange offer with respect to the TAM shares and TAM ADSs and of the receipt, ownership, and disposition of LAN shares in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

If a partnership holds the TAM shares, TAM ADSs or LAN shares, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the TAM shares, TAM ADSs or LAN shares should consult its tax advisor with regard to the United States federal income tax consequences that may be relevant to them.

As used in this subsection “—United States Federal Income Tax Consequences,” the term “US holder” means a beneficial holder of TAM shares, TAM ADSs or LAN shares that is: (1) an individual citizen or resident of the United States, (2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) a trust if (i) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable US Treasury Regulations to be treated as a US person, or (4) an estate that is subject to US federal income tax on its income regardless of its source.

Consequences of the Exchange Offer

The receipt of LAN ADSs, LAN BDSs or cash in exchange for TAM shares or TAM ADSs pursuant to the exchange offer will be a taxable transaction for US federal income tax purposes. Because LAN believes that TAM is not, and has not been, a passive foreign investment company (which we refer to as a “PFIC”), a US holder of TAM shares or TAM ADSs will generally recognize gain or loss for US federal income tax purposes in an amount equal to the difference between (i) the US dollar value of the amount it realizes on the exchange and (ii) the US holder’s tax basis in the TAM shares or TAM ADSs exchanged.

The amount a US holder realizes on the exchange should be equal to the fair market value of any LAN ADSs or LAN BDSs received in the exchange and the US dollar value of any cash received in consideration for fractional TAM shares or TAM ADSs or received in full consideration for TAM shares or TAM ADSs as part of the statutory squeeze out.

Gain or loss must be calculated separately for each block of TAM shares or TAM ADSs exchanged by the US holder. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the TAM shares or TAM ADSs have been held for more than one year. Long-term capital gain realized by a noncorporate US holder generally is subject to preferential tax rates. The deductibility of capital losses is subject to significant limitations.

Brazilian taxes that may be imposed on a US holder upon the receipt of LAN ADSs, LAN BDSs or cash in exchange for TAM shares or TAM ADSs pursuant to the exchange offer will generally be treated as foreign income taxes eligible for credit against a US holder’s US federal income tax liability or for deduction in computing such US holder’s US federal taxable income. Any gain or loss generated by the sale of the TAM shares or TAM ADSs by a US holder will generally be treated as US source gain or loss. Accordingly, a US holder may not be able to use the tax credit arising from any Brazilian tax imposed on the disposition of the TAM shares or TAM ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources in the appropriate income category. The IOF/Exchange tax imposed on certain foreign exchange transactions (discussed above under “—Brazilian Tax Consequences”) will not be treated as creditable foreign tax for U.S. federal income tax purposes. The calculation and availability of foreign tax credits and, in the case of a US holder that elects to deduct foreign income taxes, the availability of deductions, involves the application of complex rules that depend on a US holder’s particular circumstances. US holders are encouraged to consult their own tax advisors with regard to the availability of foreign tax credits and the application of the foreign tax credit limitations in light of their particular situations.

Consequences of the Receipt, Ownership and Disposition of LAN shares

In general, if you are a US holder of LAN ADRs or LAN BDRs evidencing LAN ADSs or LAN BDSs, you will be treated, for US federal income tax purposes, as the beneficial owner of the underlying LAN common shares that are represented by those ADSs or BDSs and evidenced by those ADRs or BDRs.

Taxation of Dividends

Distributions of cash or property (other than stock distributed pro rata to all LAN shareholders) paid out of LAN’s current or accumulated earnings and profits (as determined for US federal income tax purposes) with respect to LAN shares, including the net amount of the Chilean Withholding Tax withheld on the distribution (after taking into account the credit for the First Category Tax), will be included in a US holder’s gross income as ordinary income on the day a US holder, in the case of LAN common shares, or the applicable LAN depositary, in the case of the LAN ADSs or LAN BDSs, receives the dividends, and will not be eligible for the dividends-received deduction allowed to corporations under the Code. Dividends paid in Chilean pesos generally will be included in a US holder’s gross income in a US dollar amount calculated by reference to the exchange rate in effect on the date the US holder or the applicable LAN depositary receives the dividends. US holders are encouraged to consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any Chilean pesos received which are converted into US dollars after they are received. To the extent that the amount of any distribution exceeds LAN’s current and accumulated earnings and profits as determined for US federal income tax purposes, such excess amounts will be treated first as a nontaxable return of capital to the extent of such US holder’s tax basis in the LAN shares and, thereafter, as capital gain.

LAN does not maintain calculations of its earnings and profits under US federal income tax principles. Accordingly, US holders should assume that any distribution made by LAN (other than stock distributed pro rata to all LAN shareholders, as discussed above) will be treated as a dividend for US federal income tax purposes.

Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by a noncorporate US holder in taxable years before January 1, 2013 with respect to the LAN ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the LAN ADSs will be treated as qualified dividends if:

•	The LAN ADSs are readily tradable on an established securities market in the United States; and

•	LAN was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC.

The LAN ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Moreover, based on LAN’s audited financial statements and relevant market and shareholder data, LAN believes that it was not treated as a PFIC for US federal income tax purposes with respect to LAN’s 2009 or 2010 taxable year. In addition, based on LAN’s audited financial statements and LAN’s current expectations regarding the value and nature of LAN’s assets, the sources and nature of LAN’s income, and relevant market and shareholder data, LAN does not anticipate becoming a PFIC for LAN’s 2011 taxable year. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of LAN’s assets and income that is characterized as passive under the PFIC rules.

Because the LAN common shares and LAN BDSs are not expected to be listed on any US securities market, the US dollar amount of dividends received with respect to LAN common shares and LAN BDSs (including dividends received by a noncorporate US holder in taxable years beginning before January 1, 2013) will be subject to taxation at ordinary income tax rates.

Subject to generally applicable limitations and conditions under the Code, Chilean Withholding Tax withheld from dividends (after taking into account the credit for the First Category Tax, when it is available) will be treated as a foreign source income tax eligible for credit against a US holder’s US federal income tax liability or for deduction in computing such US holder’s US federal taxable income. If the amount of Chilean Withholding Tax initially withheld from a dividend is determined to be excessive, however (as described above under “—Tax Consequences—Chilean Tax Consequences—Cash Dividends and Other Distributions”), the excess tax will not be creditable or deductible. For purposes of calculating the foreign tax credit, dividends paid on the LAN shares will generally constitute foreign source “passive income.” US holders are not allowed foreign tax credits for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed foreign tax credits in respect of arrangements in which their expected economic profit is insubstantial. US holders are encouraged to consult their own tax advisors with regard to the availability of foreign tax credits and the application of the foreign tax credit limitations in light of their particular situations.

Taxation of Capital Gains or Losses

If you are a US holder, gain or loss realized on the sale, exchange or other disposition of LAN shares generally will be capital gain or loss and generally will be long-term capital gain or loss if the LAN shares have been held for more than one year. Long-term capital gain realized by a noncorporate US holder generally is subject to preferential tax rates. The deductibility of capital losses is subject to limitations.

Chilean taxes that may be imposed on a US holder upon the disposition of the LAN common shares (as described above under “—Tax Consequences—Chilean Tax Consequences—Capital Gains on the Disposition of LAN common shares, LAN ADSs or LAN BDSs”) will generally be treated as foreign income taxes eligible for credit against a US holder’s US federal income tax liability or for deduction in computing such US holder’s US federal taxable income. Any gain or loss recognized by a US holder on the sale or other disposition of the LAN shares generally will be treated as US source gain or loss. Accordingly, a US holder may not be able to use the foreign tax credit arising from any Chilean tax imposed on the disposition of the LAN common shares (as described above under “—Tax Consequences—Chilean Tax Consequences—Capital Gains on the Disposition of LAN common shares, LAN ADSs or LAN BDSs”) unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources in the appropriate income category. The calculation and availability of foreign tax credits and, in the case of a US holder that elects to deduct foreign income taxes, the availability of deductions, involves the application of complex rules that depend on a US holder’s particular circumstances. US holders are encouraged to consult their own tax advisors with regard to the availability of foreign tax credits and the application of the foreign tax credit limitations in light of their particular situations.

Deposits and withdrawals of LAN common shares by US holders in exchange for LAN ADSs or LAN BDSs will not result in the realization of gain or loss for US federal income tax purposes.

Medicare Tax

For taxable years beginning after December 31, 2012, a US holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the US holder’s “net investment income” for the relevant taxable year and (2) the excess of the US holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A US holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of the LAN shares unless such dividend payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If a holder is a US holder that is an individual, estate or trust, it is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the LAN shares.

Information Reporting and Backup Withholding

In general, proceeds from the exchange of TAM shares or TAM ADSs, dividends paid on the LAN shares, and proceeds from the sale or other disposition of the LAN shares may be subject to the information reporting requirements of the Code unless the US holder establishes, if required, that it is a corporation or otherwise eligible for exemption. Backup withholding may apply to amounts subject to reporting unless the US holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes a basis for exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the US holder’s US federal income tax liability and may entitle the US holder to a refund, provided that certain required information is timely furnished to the US Internal Revenue Service.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshhold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-US persons, (ii) financial instruments and contracts held for investment that have non-US issuers or counterparties, and (iii) interests in foreign entities. US holders are urged to consult their tax advisors regarding the application of this legislation to their receipt and ownership of LAN shares.

Brokerage Commissions

If you tender TAM shares into the exchange offer through the Auction, you must pay two combined fees to Bovespa and CD, each in an amount equal to 0.0345% of the value of the exchange transaction. In addition, if your TAM shares or TAM ADSs are tendered into the exchange offer by your broker, dealer, commercial bank, trust company or other nominee, you will be responsible for any fees or commissions they may charge you in connection with such tender. Finally, you will be responsible for all governmental charges and taxes payable in connection with tendering your TAM shares or TAM ADSs.

Listing of LAN Common Shares, LAN ADSs and LAN BDSs

Santiago Stock Exchange

LAN common shares are currently listed on the SSE in Chile.

Bovespa

LAN submitted an application to the CVM to list the LAN BDSs representing LAN common shares to be issued pursuant to the exchange offer and the mergers for trading on Bovespa. The application is expected to become effective and trading is expected to commence no later than the effective time. LAN expects that the LAN BDSs to be issued pursuant to the exchange offer and the mergers will trade under ISIN BRLATMBDR001.

New York Stock Exchange

LAN will submit an application to list the LAN ADSs representing LAN common shares to be issued pursuant to the exchange offer and the mergers for trading on the NYSE. The application is expected to become effective no later than the effective time. LAN ADSs currently trade under the symbol “LFL” on the NYSE.

Appraisal Rights; Dissenting Shares

There are no appraisal or similar rights available to TAM shareholders in connection with the exchange offer or the mergers. Brazilian law requires TAM to obtain an appraisal report as to the economic value per share of TAM and LAN. TAM obtained the Appraisal Report from the Appraiser that was rendered as of November 23, 2011. For more information about the Appraisal Report, see the “TAM Board of Directors’ Recommendation—Appraisal Report” section of this offer to exchange/prospectus beginning on page 178.

Under Chilean law, holders of LAN common shares (including LAN common shares represented by LAN ADSs) were entitled to appraisal rights (derecho a retiro) under Chilean law in connection with approval of the mergers. 0.00229% of LAN shareholders exercised their appraisal rights in connection with the exchange offer.

Put Right

In addition, if the exchange offer is completed, under Brazilian law the holders of TAM shares (including those represented by TAM ADSs) that have not sold their TAM shares or TAM ADSs in the exchange offer will have an option to sell such shares to LAN at any time during the three months after the expiration date for an amount in cash equal to the product of (i) the number of LAN common shares that they would have received pursuant to the exchange offer in respect of their TAM shares or TAM ADSs and (ii) the product of (A) the closing price of the TAM preferred shares in Brazilian reais on the Bovespa on the last trading day immediately preceding the Auction date (as reported on the Bovespa’s website, www.bmfbovespa.com.br or, if unavailable, as reported by another authoritative source) and (B) a fraction of 10/9, duly adjusted by the SELIC Rate from the Auction date until the payment date and then converted on the payment date into US dollars using the US$/Brazilian real exchange rate applicable on the payment date as published by the Central Bank of Brazil.

Certain Legal and Regulatory Matters

General

Except as otherwise disclosed in this section, based on an examination of publicly available filings with respect to TAM and materials provided to LAN by or on behalf of TAM in connection with LAN’s due diligence review, LAN is not aware of any licenses or other regulatory permits which appear to be material to the business of TAM and its subsidiaries and which might be adversely affected by the acquisition of TAM shares and TAM ADSs by LAN in connection with the exchange offer and the mergers or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of TAM shares and TAM ADSs by LAN in connection with the proposed combination.

As discussed below under “The Transaction Agreements—Conditions to Completion of the Exchange Offer” section of this offer to exchange/prospectus beginning on page 248, the exchange offer is subject to the condition that none of the required approvals be revoked or amended, modified or supplemented in any way that could reasonably be expected to materially impede or interfere with, delay, postpone or materially and adversely affect the completion of the exchange offer, the mergers and the other transactions contemplated by the transaction agreements. While LAN does not expect any of the required approvals to be revoked or supplemented in any way, there can be no assurances that the relevant regulators will not take such action or that litigation challenging these approvals will not be commenced, any of which could cause LAN or the TAM controlling shareholders to elect to terminate the exchange offer without the acceptance of TAM shares or TAM ADSs thereunder. There can likewise be no assurance that any other non-US or US federal or state regulatory authorities will not attempt to challenge the proposed combination on antitrust grounds or for other reasons, or, if a challenge is made, as to the results of the challenge.

Competition and Antitrust

One of the conditions to the commencement of the exchange offer was that all the required approvals from the ANAC in Brazil, the TDLC in Chile, the applicable antitrust authorities in Spain and Germany and certain other governmental entities have been obtained. The discussion that follows provides information regarding the status of the filings with these regulators.

Chile

On September 21, 2011, the TDLC issued the Decision with respect to the consultation procedure initiated on January 28, 2011 by Conadecus in connection with the proposed combination. The persons and entities that were accepted as intervening parties in the consultation procedure, among others, are the following: Conadecus, as consultant, FNE, Sky Airline, PAL, ACHET, a Chilean travel agents association, LAN, LAN Cargo and TAM L.A.

The TDLC, in the Decision, approved the proposed combination between LAN and TAM, subject to 14 conditions, as generally described below:

•	exchange of certain slots in the Guarulhos Airport at São Paulo, Brazil;

•

extension of the frequent flyer program to airlines operating or willing to operate the Santiago-São Paulo, Santiago-Río de Janeiro, Santiago-Montevideo and Santiago-Asunción routes during the five-year period from the effective time of the mergers;

•	execution of interline agreements with airlines operating the Santiago-São Paulo, Santiago-Río de Janeiro and Santiago-Asunción routes;

•	certain capacity and other transitory restrictions applicable to the Santiago-São Paulo route;

•	certain amendments to LAN’s self-regulatory fare plan approved by the TDLC with respect to LAN’s domestic passenger business;

•

the obligation of LATAM to form part of one single global airline alliance within 24 months from the date in which the merger becomes effective, except in the case that the TDLC approves otherwise, or to elect not to participate in any global airline alliance;

•

certain restrictions on codeshare agreements outside the global airline alliance to which LATAM belongs for routes with origin or destination in Chile or that connect to North America and Europe, or with Avianca/TACA or GOL for international routes in South America, including the obligation to consult with, and obtain approval from, the TDLC prior to its execution of certain of those codeshare agreements.

•

the abandonment of four air traffic frequencies with fifth freedom rights between Chile and Perú and limitations on acquiring in excess of 75%, as applicable, of the air traffic frequencies in that route and the period that certain air traffic frequencies may be granted by the Chilean air transport authorities to LAN;

•	issuance of a statement by LATAM supporting the unilateral opening of the Chilean domestic skies (cabotage) and abstention from any actions that would prevent such opening;

•	promotion by LATAM of the growth and normal operation of the Guarulhos (Brazil) and Arturo Merino Benítez (Chile) airports, to facilitate access thereto to other airlines;

•	certain restrictions regarding incentives to travel agencies;

•	to maintain temporarily 12 round trip flights per week between Chile and the United States and at least seven round trip non-stop flights per week between Chile and Europe;

•	certain transitory restrictions on increasing fares in the Santiago-São Paulo and Santiago-Río de Janeiro routes for the passenger business and for the Chile-Brazil routes for the cargo business; and

•

engaging an independent international consultant, expert in airline operations, which for 36 months, and in coordination with the FNE, will monitor and audit compliance with the conditions imposed by the Decision.

On October 3, 2011, PAL filed an appeal in order to have the Chilean Supreme Court revoke the Decision issued by the TDLC approving the proposed combination subject to the conditions described above. On October 25, 2011, LAN reached an extrajudicial agreement with PAL pursuant to which (i) PAL abandoned the appeal before the Chilean Supreme Court and undertook to terminate all actions or proceedings that it initiated, as well as to desist from initiating new proceedings, aimed at blocking the proposed combination between LAN and TAM, and (ii) LAN paid PAL $5,000,000.

On October 3, 2011, LAN also filed an appeal seeking the amendment or elimination, as applicable, of the following three conditions set forth in the Decision:

•

amendment of the seventh condition regarding mandatory prior consultation with the TDLC for the execution of certain codeshare agreements in order to eliminate the obligation to submit such agreements to the prior approval of the TDLC, replacing it with the obligation to notify the FNE of any such agreements;

•	elimination of the eighth condition regarding the abandonment of four air traffic frequencies between Chile and Perú; and

•

amendment of the fourteenth condition regarding the independent consultant in order to limit and modify the intrusive and inspection powers granted to both the FNE and the consultant with respect to LAN and TAM.

Likewise, on the same date, TAM L.A. filed an appeal seeking amendment of the seventh condition of the Decision.

The Chilean Supreme Court rejected these appeals in a final decision rendered on April 5, 2012, leaving the Decision unaltered.

Brazil

On September 3, 2010, LAN and TAM submitted a merger filing before the Brazilian Antitrust System, composed of CADE, the SDE and the SEAE. The filing was made based on the Memorandum of Understanding, executed by the parties on August 13, 2010. As per the request of the parties, the SEAE suspended its analysis of the merger filing until the parties had taken more definitive steps with respect to the proposed combination. On October 21, 2010, the parties informed SEAE of the execution of the Instrumento Particular de Ratificação de Entendimento by the parties on October 12, 2010, pursuant to which the parties agreed on a transaction structure for the proposed combination and thus requested that SEAE resume its analysis of the merger filing. As part of its analysis, SEAE sent a series of information requests to LAN and TAM (Official Letter Nos. 11.143/2010; 12.203/2010; 6.566/2011; 6.607/2011; 7.218/2011; 7.555/2011; and 7.866/2011) requesting information on the markets affected by the proposed combination. All of these Official Letters were duly answered by LAN and TAM. SEAE also sent information requests to the parties’ competitors, suppliers and clients. SEAE issued its report approving the merger filing without any restrictions on August 11, 2011. The case was then further examined by CADE’s Reporting Commissioner, Olavo Chinaglia, for an additional four months. CADE sent information requests to LAN and TAM (Official Letter Nos. 1830/2011; 1945/2011; 2410/2011; and 2493/2011) to complement SEAE’s analysis. On December 14, 2011, the case was adjudicated in a Plenary Session, where the board of CADE approved the transaction with the following conditions: (i) LAN and TAM cannot be members of more than one global airline alliance; (ii) LAN and TAM must swap two pairs of slots at the

Guarulhos Airport with one or more companies that is willing to operate non-stop flights in the São Paulo-Santiago route, granting the swapping companies the necessary infrastructure in the Guarulhos Airport; and (iii) LAN and TAM must publish the contents of the decision in newspapers widely sold in Brazil, and send letters to carriers that operate commercial flights from the Guarulhos Airport, informing them of the decision. On December 30, 2011, LAN and TAM submitted a motion to clarify the decision, in which they requested that CADE clarify certain points of the decision. The motion to clarify was partially accepted by CADE’s Plenary Board on February 8, 2012 to establish that LAN will not be required to implement the measures imposed by CADE until the exchange offer has been completed. LAN and TAM are permitted to proceed with the implementation of the transaction, regardless of the decision on the remaining points under the motion to clarify.

Argentina

Under Argentine Law No. 25,156, notification of the exchange offer and the mergers must be filed with the Comisión Nacional de Defensa de la Competencia (the national antitrust commission of Argentina, which we refer to as the “CNDC”) (i) prior to the perfection or closing of the transaction, or (ii) within one week after the date (a) on which the transaction is closed, (b) the announcement of the commencement of a tender or exchange offer, or (c) the acquisition of a controlling stake, whichever event occurs sooner. The notification to the CNDC is not required in order to complete the exchange offer or the mergers.

On April 4, 2011, the CNDC initiated an investigation to determine whether the transaction would require a filing with the CNDC. LAN filed its response on May 18, 2011, enclosing the information and documentation requested by the CNDC. In its response, LAN stated that none of the conditions for filing the notification as set forth by the Argentinian antitrust regulations were met as of that time, and thus LAN would send the notification to the CNDC at the time required by those regulations.

Argentine law does not prohibit the consummation of the exchange offer or the mergers before the CNDC has granted its approval of the exchange offer and the mergers.

E.U.

LAN and TAM conduct business in a number of countries outside Latin America. In connection with the proposed combination, LAN and TAM identified two jurisdictions in the European Union, Germany and Spain, where a merger control filing is required and where clearance is needed prior to completion of the exchange offer. Filings have been made and unconditional clearances have been secured in Germany and Spain prior to mailing this offer to exchange/prospectus. A merger control filing was also made in Italy, and unconditional approval of the Italian competition authority has been obtained, although such approval is not required in order to complete the exchange offer and the mergers.

Other

Antitrust enforcement and other regulatory agencies frequently scrutinize transactions such as the proposed combination. At any time before or after completion of the exchange offer, any antitrust or other regulatory agency in a jurisdiction where LAN has not filed documentation could take any action under the applicable law of that jurisdiction as it deems necessary or desirable in the public interest, including by seeking to require LAN to submit the proposed combination for antitrust review, to levy financial penalties or to impose conditions on the operation of the business of the combined companies. Although any of these actions are possible under the laws of a given jurisdiction, LAN believes that the risk that this will prevent the completion of the exchange offer and the proposed combination, or otherwise undermine the economic rationale for the proposed combination, is not significant. Private parties may also bring legal action under antitrust laws in certain jurisdictions under certain circumstances.

Registering Under Resolution No. 2,689/00 and Law 4,131/62

The right to convert dividend payments and proceeds from the sale of Brazilian securities into foreign currency and to remit those amounts outside Brazil is subject to restrictions under foreign investment regulations, which require, among other things, the electronic registration of the relevant investment with the Central Bank of Brazil. JPMorgan Chase Bank, as the TAM depositary, holds an electronic registration for the TAM shares underlying the TAM ADSs.

If you are a QIB and want to tender your TAM ADSs in the exchange offer through the Auction on Bovespa, as described in this section above under “—Holders of TAM ADSs—Withdrawal of TAM Shares Represented by TAM ADSs,” you must withdraw from the applicable TAM ADR program the TAM shares you wish to tender. You must then obtain your own electronic registration by registering your investment in the TAM shares as a foreign portfolio investment under Resolution No. 2,689/00.

Under Resolution No. 2,689/00, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are met. Nevertheless, trading of securities is restricted to transactions carried out on the stock exchanges or organized over-the-counter markets licensed by the CVM.

Under Resolution No. 2,689/00, a foreign portfolio investor must:

•	appoint a representative in Brazil with powers to take actions relating to the investment;

•	appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank of Brazil and CVM;

•	through its representative, register itself as a foreign investor with the CVM; and

•	register the foreign investment with the Central Bank of Brazil.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689/00 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank of Brazil or the CVM.

If you hold TAM ADSs and you want to tender them through the US exchange agent in the form of TAM shares, you must withdraw from the applicable TAM ADR program the TAM shares you wish to tender. You must then obtain your own electronic registration by registering your investment in the TAM shares as a foreign direct investment under Law 4,131/62. This process may take approximately seven business days to complete.

Investors with 4,131 investments may sell their shares in both private and open market transactions, but these investors will generally be subject to less favorable tax treatment on capital gains.

Under Law 4,131/62, a foreign direct investor must:

•	register as a foreign direct investor with the Central Bank of Brazil;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian corporation law.

If you want to withdraw the TAM shares underlying your TAM ADSs, you should begin the process of obtaining your own foreign investor registration in advance of surrendering your TAM ADSs to the TAM depositary and withdrawing the TAM preferred shares underlying your TAM ADSs from the applicable TAM ADR program. As stated above in this section, the registration process may take between 20 and 30 days to complete. If you do not timely complete this process, the custodian for the TAM depositary for the applicable TAM ADR program will neither effect the exchange nor deliver the TAM shares underlying your TAM ADSs and will instruct the TAM depositary to cancel the exchange and return the TAM ADSs to you.

Airline and Other Regulatory Authorities

In addition to the antitrust related filings and clearances discussed above, the commencement of the exchange offer was also conditioned on receipt of approval from ANAC. On October 13, 2010, the parties filed an application with ANAC for the transfers of TAM stock contemplated by the transaction agreements. Unconditional approval from ANAC was obtained on March 3, 2011. In addition, LAN formally consulted with the Department of Transportation and the Federal Aviation Agency and confirmed that no consent or approval is required to be obtained from either authority prior to completion of the exchange offer and the mergers.

Commitment to Obtain Approvals

Both LAN and TAM have agreed to use reasonable best efforts to obtain as promptly as reasonably practicable all consents and approvals of any governmental entity or any other person required as a condition to completion of the exchange offer and the mergers, subject to limitations as set forth in the transaction agreements.

Certain Consequences of the Exchange Offer

Trading in TAM Shares During and After the Offer Period

During the exchange offer period, TAM shares not tendered into the exchange offer will continue to trade on Bovespa and TAM ADSs not tendered into the exchange offer will continue to trade on the NYSE. Trading in TAM shares and TAM ADSs may continue on Bovespa and the NYSE, as applicable, after the completion of the exchange offer depending on the number of TAM shares and TAM ADSs not acquired in the exchange offer. However, if a sufficient number of TAM shares and TAM ADSs are acquired in the exchange offer, the TAM shares and TAM ADSs may be delisted from Bovespa and/or the NYSE (as discussed below in this section under “—Reduced Liquidity; Deregistration”).

Reduced Liquidity; Deregistration

The acquisition of TAM shares and TAM ADSs by Holdco II and LAN pursuant to the exchange offer and the mergers will reduce the number of holders of TAM shares and TAM ADSs and the number of TAM shares and TAM ADSs that might otherwise trade publicly and, depending on the number of TAM shares and TAM ADSs acquired by Holdco II and LAN pursuant to the exchange offer and the mergers, could adversely affect the liquidity and market value of any remaining TAM shares and TAM ADSs held by the public. Furthermore, if the exchange offer is completed, TAM will be deregistered as a public company in Brazil with CVM and the TAM shares will be delisted automatically from Bovespa. If the TAM ADSs are no longer eligible for listing on the NYSE and the NYSE does not delist them, then TAM intends to request, as it is required to do so under the transaction agreements, that TAM ADSs be delisted from the NYSE as soon as is reasonably practicable following the effective time of the mergers if permitted by the rules of the NYSE. While TAM ADSs could continue to be traded in the over-the-counter market and price quotations could be reported, there can be no assurance that such an over-the-counter market will develop. The extent of the public market for the TAM shares and TAM ADSs and the availability of such quotations would depend upon such factors as the number of holders remaining at such time, the interest on the part of securities firms in maintaining a market in TAM shares and TAM ADSs and the possible termination of registration of TAM ADSs under the Exchange Act as described below, which would affect the amount of publicly available information about TAM.

Regardless of whether LAN or TAM formally seeks deregistration of TAM as a public company in Brazil with CVM to have the TAM shares delisted from Bovespa or to have the TAM ADSs delisted from the NYSE,

depending on the number of TAM shares and TAM ADSs acquired pursuant to the exchange offer, the TAM shares or TAM ADSs may nonetheless no longer be eligible for trading on Bovespa or the NYSE, as applicable, under the rules of the relevant exchange.

Deregistration under the Exchange Act; Public Availability of Information

TAM shares represented by TAM ADSs are currently registered under the Exchange Act. TAM may request that the SEC terminate this registration if TAM ADSs are neither listed on a US national securities exchange or quotation system nor held by at least 300 holders that are residents of or located in the United States. If the TAM ADSs are delisted from the NYSE, and TAM has fewer than 300 holders of its shares that reside or are located in the United States, LAN will request that TAM seek to deregister the TAM ADSs under the Exchange Act. Termination of registration of the TAM ADSs under the Exchange Act would substantially reduce the information required to be furnished by TAM to holders of TAM ADSs and to the SEC and would make certain provisions of the Exchange Act, such as the requirement in Rule 13e-3 thereunder with respect to “going private” transactions, no longer applicable to TAM. In addition, “affiliates” of TAM and persons holding “restricted securities” (each as defined under Securities Act Rule 144) of TAM, if any, may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act.

If the exchange offer is completed, after verifying that the provisions of CVM Instruction No. 361/02 have been satisfied, CVM will proceed with the cancellation of TAM’s registration as a public company in Brazil and thereafter shall inform BOVESPA and TAM of the deregistration. If the TAM shares are delisted from Bovespa and TAM is deregistered as a public company in Brazil with CVM, TAM will no longer be directly supervised by CVM and the amount of publicly available information concerning TAM and its operations will be reduced.

TAM ADSs May Cease Being “Margin Securities”

TAM ADSs currently constitute “margin securities” under the regulations of the Board of Governors of the US Federal Reserve System, which status has the effect of, among other things, allowing US brokers to extend credit on the collateral of TAM ADSs for purposes of buying, carrying and trading in securities. With the delisting of TAM ADSs from the NYSE, TAM ADSs might no longer constitute “margin securities” and, therefore, could no longer be used as collateral for the purpose of loans made by US brokers.

Accounting Treatment

The transaction will be accounted for as an acquisition under IFRS by use of the purchase method of accounting. For accounting purposes, LAN will be the acquirer and TAM will be the acquired entity. In connection with the exchange offer and the mergers, LAN will issue its common shares in exchange for all of the outstanding common and preferred shares of TAM, therefore entitling LAN to substantially all of the economic benefits that will be generated by the LATAM Group and also, consequently, exposing it to substantially all the risks incidental to the operations of TAM. This exchange aligns the economic interests of LAN and all of its shareholders, including the TAM controlling shareholders, therefore ensuring that the shareholders and directors of TAM will have no incentive to exercise their rights in a manner that is beneficial to TAM but detrimental to LAN. Further, all significant actions required for the operation of the airlines require the affirmative vote of both LAN and the TAM controlling shareholders. In addition, LAN will integrate its operations with TAM, and both entities will be operated as a single company. Within this, most critical airline activities will be managed in Brazil under the TAM CEO and globally by the LATAM CEO, who will be in charge of the overall operation of the LATAM Group and who will report to the LATAM board. Further, the LATAM CEO will evaluate performance of the LATAM Group executives and, together with the LATAM board, determine compensation. Although there are restrictions on voting interests that currently may be held by foreign investors under Brazilian law, LAN believes that the economic substance of these arrangements satisfies the requirements established by the applicable accounting standards and that consolidation by LAN of TAM’s operations is appropriate. For further discussion of the accounting treatment of the transaction, see the “Unaudited Pro Forma Condensed Combined Financial Information” section of this offer to exchange/prospectus beginning on page 116.

Agents and Related Fees and Expenses

LAN retained JPMorgan Chase Bank to act as the US exchange agent to receive and hold TAM ADSs validly tendered into, and not withdrawn from, the exchange offer, for the benefit of Holdco II. LAN will pay the US exchange agent reasonable and customary compensation for its services in connection with the exchange offer, will reimburse the US exchange agent for its reasonable out-of-pocket expenses and will indemnify the US exchange agent against certain liabilities and expenses. LAN also engaged J.P. Morgan Securities as its financial advisor in connection with the proposed combination with TAM. J.P. Morgan Securities and its affiliates have in the past provided, and may in the future provide, financial advisory or financing services to LAN and its affiliates and have received, and may receive in the future, fees for rendering these services. In the ordinary course of J.P. Morgan Securities’ business, J.P. Morgan Securities and its affiliates may actively trade securities of TAM and LAN for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in these securities.

Other Fees and Expenses

LAN has retained D.F. King & Co., Inc., at 48 Wall Street, New York, New York 10005, as information agent in the United States in connection with the exchange offer. The information agent may contact holders of TAM shares or TAM ADSs by mail, telephone or other means and may request that brokers, dealers, commercial banks, trust companies and other nominees who hold TAM shares or TAM ADSs on behalf of beneficial owners of these TAM shares forward material relating to the exchange offer to such beneficial owners. LAN will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. LAN has agreed to indemnify the information agent against certain liabilities and expenses in connection with the exchange offer, including certain liabilities under the US federal securities laws.

The expenses to be incurred in connection with the exchange offer to be paid by TAM and LAN are estimated in the aggregate to be approximately US$49.2 million. Such expenses include fees paid to financial advisors, transaction-related accounting and legal fees, printing costs, consultants, other advisors, registration fees and transfer taxes, among others. The following table sets forth the estimated fees and expenses that LAN expects to incur in connection with the exchange offer and the mergers:

Type of Fee	Amount (US$)
Securities and Exchange Commission Filing Fees	US$	15,000
Financial, legal, accounting and advisory fees	US$	49,000,000
Printing and mailing expenses	US$	50,000
Miscellaneous fees and expenses	US$	100,000
Total	US$	49,165,000

Source and Amount of Funds

The exchange offer is not conditioned upon any financing arrangements, and no funds have been borrowed for purposes of the exchange offer. LAN will use general corporate funds to pay any cash requirements of the exchange offer, including payment for fractional shares.

Certain Relationships with TAM

Except as discussed in “The Transaction Agreements,” “Shareholders Agreements” and “Interests of Certain Persons” sections of this offer to exchange/prospectus, neither LAN nor, to the best of its knowledge, Holdco II or any of their respective affiliates nor any of the persons listed below under the “Interests of Certain Persons—Identity and Background of Controlling Persons, Directors and Executive Officers of LAN” and “Interests of Certain Persons—Identity and Background of Controlling Persons, Directors and Executive Officers of Holdco II” sections of this offer to exchange/prospectus beginning on pages 269 and 274, respectively, has any agreement, arrangement or understanding with any other person with respect to any securities of TAM, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations. Except as described below in this section and in the “Background of the Exchange Offer and Mergers” and “Shareholders Agreements” sections of this offer to exchange/prospectus beginning on pages 138 and 259 respectively, there are no past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions since January 1, 2009, between LAN or, to the best of LAN’s knowledge, Holdco II or any of their respective affiliates, on the one hand, and TAM or any of its affiliates, on the other hand, concerning a merger, consolidation, acquisition, an exchange offer or other acquisition of TAM securities, an election of directors, or a sale or other transfer of a material amount of assets. In addition, except for the agreements discussed below and under “The Transaction Agreements” and the “Shareholders Agreements” sections of this offer to exchange/prospectus beginning on pages 235 and 259, respectively, neither LAN nor, to the best of its knowledge, Holdco II or any of their respective executive officers, directors, controlling persons or subsidiaries has any present or proposed material agreement, arrangement, understanding or relationship with TAM or any of its executive officers, directors, affiliates or subsidiaries. In the normal course of LAN’s businesses, LAN and TAM and their respective affiliates are parties to certain transactions and agreements. In the last two years, LAN believes that no such transaction had an aggregate value in excess of 1% of TAM’s consolidated revenues for the year in which the transaction occurred. Neither LAN, nor, to the best of its knowledge, Holdco II or any of their respective executive officers, directors, controlling persons, nor any of their directors and officers, since January 1, 2009, has had any transaction with TAM or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the exchange offer. As of the date of this offer to exchange/prospectus, neither LAN, nor, to the best of its knowledge, Holdco II or any of their respective executive officers, directors, associates (as defined under Exchange Act Rule 12b-2) or majority-owned subsidiaries (as defined under Exchange Act Rule 12b-2) or any of the persons listed under the “Interests of Certain Persons—Identity and Background of Controlling Persons, Directors and Executive Officers of LAN” and the “Interests of Certain Persons—Identity and Background of Controlling Persons, Directors and Executive Officers of Holdco II” sections of this offer to exchange/prospectus beginning on pages 269 and 274, respectively, own any TAM securities or have engaged in any transactions in TAM securities during the past 60 days. Except as described under the “Shareholders Agreements” and “Interests of Certain Persons” sections of this offer to exchange/prospectus, none of LAN’s affiliates or, to the best of LAN’s knowledge, the affiliates of Holdco II and TAM have any material interest, direct or indirect, by security holdings or otherwise, in the proposed combination.

Agreements Entered into in the Ordinary Course

In 2007, LAN and LAN Peru S.A. (which we refer to as “LAN Peru”) established regional codeshare agreements with TAM L.A. Through these agreements, LAN offers 12 additional destinations in Brazil. LAN also established code share agreements with TAM Mercosur in 1997 with respect to flights from Santiago, Chile to Asuncion, Paraguay that are operated by TAM Mercosur. In 2007, LAN Argentina S.A. (which we refer to as “LAN Argentina”) established a codeshare agreement with TAM L.A. between Buenos Aires, Argentina, and São Paulo, Brazil, and vice versa, which includes eight domestic destinations in Argentina and 12 domestic destinations in Brazil. This codeshare agreement was implemented in 2009.

In 2008, LAN Airlines and TAM also executed a participation agreement, which provides LAN’s and TAM’s respective passengers with reciprocal accrual and redemption of frequent flyer program rewards. Additionally, in 2010, LAN, LAN Peru, LAN Ecuador and LAN Argentina executed a bilateral interline prorate agreement with TAM L.A. and TAM Mercosur which applies to routes operated by each of them.

In 2009, LAN Airlines and TAM L.A. executed a heavy maintenance services agreement. Pursuant to this agreement, TAM L.A. provides to LAN Airlines certain maintenance services for the Airbus 320 family operated by LAN or any of its affiliates, including, but not limited to, Transporte Aéreo S.A., LAN Peru, Aerolane Líneas Aéreas Nacionales del Ecuador S.A., LAN Argentina and LAN Cargo.

LAN Airlines and TAM L.A. are currently negotiating a special prorate agreement for cargo transportation to several destinations but as of the date of this offer to exchange/prospectus no definitive agreement has been executed by the parties.

Purpose of the Offer; Combination Transactions

Purpose

Holdco II is making the exchange offer pursuant to the transaction agreements. Contemporaneously with the completion of the exchange offer, LAN will implement a series of transactions that, along with the exchange offer, are intended to result in LAN acquiring indirectly substantially all of the economic rights and up to 20% of the voting rights in TAM while the TAM controlling shareholders would retain indirectly at least 80% of the voting rights in TAM. For a discussion of these combination transactions, see the “—Combination Transactions” section below and “The Transaction Agreements—Overview” section of this offer to exchange/prospectus beginning on page 235.

For a discussion of the effect of the mergers, see “The Transaction Agreements—The Mergers; Directors and Officers; By-laws” section of this offer to exchange/prospectus beginning on page 253, and for further discussion of these combination transactions, see “The Transaction Agreements—Overview” section of this offer to exchange/prospectus beginning on page 235.

Squeeze-Out Procedure

Brazilian law includes a procedure for the squeeze-out of shares owned by minority shareholders of a Brazilian company such as TAM. If after completion of the exchange offer the qualifying minority shares represent less than 5% of the outstanding TAM shares and TAM ADSs, the TAM controlling shareholders may resolve in a general meeting to request that TAM compulsorily redeem all TAM shares (including those represented by TAM ADS) that were not acquired in the exchange offer and the mergers for an amount in cash equal to the product of (i) the number of LAN ADSs and/or LAN BDSs they would have received pursuant to the exchange offer in respect of their TAM shares and/or TAM ADSs and (ii) the product of (A) the closing price of the TAM preferred shares in Brazilian reais on the Bovespa on the last trading day immediately preceding the Auction date (as reported on the Bovespa’s website, www.bmfbovespa.com.br or, if unavailable, as reported by another authoritative source) and (B) a fraction of 10/9, duly adjusted at the SELIC Rate from the Auction date until the payment date and then converted into US dollars on the payment date using the US$/Brazilian real exchange rate applicable on the payment date as published by the Central Bank of Brazil, within 15 days after the general meeting of TAM shareholders in which the squeeze-out was approved. As soon as LAN and its affiliates hold, directly or indirectly, for LAN’s own account more than 95% of the issued and outstanding TAM shares and TAM ADSs, TAM intends to institute proceedings in accordance with Brazilian law to compulsorily redeem any TAM shares (including those represented by TAM ADSs) that were not acquired in the exchange offer and the mergers. For further discussion of the squeeze-out procedure, see “The Transaction Agreements—Effects of the Merger—Statutory Squeeze-Out” section of this offer to exchange/prospectus beginning on page 255.

Other Considerations

It is possible that LAN and TAM may not be able to implement the post-closing combination transactions promptly after settlement of the exchange offer, that such combination transactions may be delayed or that such combination transactions cannot take place at all. This will depend on, among other things, the percentage of TAM shares and TAM ADSs tendered into, and not withdrawn from, the exchange offer and the means available in a particular jurisdiction to achieve the objective of enabling LAN (and/or its wholly owned subsidiaries) to acquire all of the outstanding TAM shares and TAM ADSs, taking into account options available under the applicable provisions of Chilean, Brazilian or other applicable laws and the rules and regulations of any relevant exchange. Accordingly, TAM may be unable to effect a statutory squeeze-out in accordance with Brazilian law promptly after completing the exchange offer of TAM shares or TAM ADSs who do not tender their TAM shares into the exchange offer, and the liquidity and value of any TAM shares and TAM ADSs that remain outstanding could be negatively affected by the fact that they will be held by a small number of holders. For further discussions of the potential effects of the exchange offer, see “—Certain Consequences of the Exchange Offer” in this section above.

Plans for TAM after the Combination

Once the proposed combination has been completed, LAN intends for TAM to continue its current operations as an affiliate of LAN. For a discussion of the organizational structure of the combined companies, see the “Transactions Agreements—Overview” section of this offer to exchange/prospectus beginning on page 235 and for further discussion of LAN’s plans for the combined companies following the completion of the proposed combination, see the “Shareholders Agreements” section of this offer to exchange/prospectus beginning on page 259.

The Combined Companies after the Combination

The proposed combination will create the leading Latin American airline group with the largest fleet of aircraft of any airline in Latin America and one that is well-positioned to compete in an increasingly consolidated and competitive global airline industry. By coordinating their marketing and sales efforts, LATAM will have enhanced global presence capable of targeting and serving a larger pool of potential customers.

The businesses of LAN and TAM are highly complementary from both the geographic and business line perspectives. The proposed combination will create new opportunities for LATAM to offer better services to its customers through the harmonization of flight schedules, improved commercial distribution, launch of new flights and expansion of the combined cargo business. For more information about the complementary aspects of the proposed combination, see the “LAN’s Reasons for the Proposed Combination—Complementary Aspects of the Two Companies” section of this offer to exchange/prospectus beginning on page 143.

Regulation and Tax

The primary regulator for each of the airlines of the combined companies will be the Aeronautic Authority of the country in which each airline is incorporated.

In the case of LAN, the Dirección General de Aeronáutica Civil and the Junta de Aeronáutica Civil are its primary regulators and will continue to be the primary regulators of LATAM’s airlines incorporated in Chile after the completion of the proposed combination. ANAC will continue to be the primary regulator of TAM after completion of the proposed combination.

LATAM, which will be the holding company for the combined companies, will remain incorporated under the laws of Chile and will remain a Chilean tax resident.

THE TRANSACTION AGREEMENTS

This section describes the material terms of the transaction agreements. The rights and obligations of the parties to the transaction agreements are governed by the express terms and conditions of the transaction agreements and not by this summary or any other information contained in this offer to exchange/prospectus. The description in this section and elsewhere in this offer to exchange/prospectus is qualified in its entirety by reference to the complete text of the transaction agreements as amended, copies of which agreements and amendments are attached as Annex D, Annex E, Annex F and Annex G, respectively, and are incorporated by reference into this offer to exchange/prospectus. This summary does not purport to be complete and may not contain all of the information about the transaction agreements that is important to you. LAN and Holdco II encourage you to read the transaction agreements carefully and in their entirety.

Explanatory Note Regarding the Transaction Agreements

The following summary is included to provide you with information regarding the terms of the transaction agreements. This section is not intended to provide you with any factual information about either TAM or LAN. Such information can be found elsewhere in this offer to exchange/prospectus and in the public filings that TAM and LAN make with the SEC, as described in the “Where You Can Find More Information” section of this offer to exchange/prospectus beginning on page 16. Factual disclosures about TAM or LAN contained in this offer to exchange/prospectus or in their respective public reports filed with the SEC may supplement, update or modify the factual disclosures about TAM and LAN contained in the transaction agreements. The representations, warranties and covenants made in the transaction agreements by TAM and LAN were qualified and subject to important limitations agreed to by TAM and LAN in connection with negotiating the terms of the transaction agreements. In particular, in your review of the representations and warranties contained in the transaction agreements and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the transaction agreements may have the right not to commence the exchange offer if the representations and warranties of the other party proved to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the transaction agreements, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the disclosure schedules that TAM and LAN delivered in connection with the transaction agreements, which disclosures were not reflected in the transaction agreements. Therefore, the representations and warranties and other provisions in the transaction agreements should not be read alone but instead together with the information provided elsewhere in this offer to exchange/prospectus and in the documents incorporated by reference into this offer to exchange/prospectus. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this offer to exchange/prospectus, may have changed since the date of the transaction agreements and subsequent developments or new information qualifying a representation or warranty may have been included in this offer to exchange/prospectus. In this offer to exchange/prospectus, we refer to January 18, 2011, the date that the parties entered into the transaction agreements, as the “signing date.”

Overview

To help you better understand the proposed combination and its component steps, set forth below is a description of those steps together with organizational charts that illustrate how the transaction will affect the ownership of LAN and TAM.

Current Ownership of TAM

As of May 4, 2012, TAM’s current authorized share capital was R$1,200,000,000 and consisted of 55,816,683 TAM common shares and 100,625,396 TAM preferred shares. The TAM controlling shareholders currently own approximately 85.37% of the TAM common shares and 25.03% of the TAM preferred shares as of May 4, 2012 and the remaining TAM shares are held by TAM’s minority shareholders. For a description of the rights attached to the TAM common shares and TAM preferred shares, see “Item 10—Additional Information—Memorandum and Articles of Association—Rights of our common and preferred shares” in the TAM 2011 Form 20-F, which is incorporated by reference into this offer to exchange/prospectus.

Current Ownership of LAN

As of May 4, 2012, LAN’s current authorized share capital was 341,000,000 common shares. LAN’s outstanding share capital consists of 340,999,909 LAN common shares, all of which were subscribed and fully paid as stated in the opinion of Claro y Cia. attached as Exhibit 5.1 to the registration statement of which this offer to exchange/prospecting forms a part. The LAN controlling shareholders currently own approximately 33.84% of the LAN common shares as of May 4, 2012. For a description of the rights attached to LAN common shares, see the “Description of Our Shares of Common Stock” section in the LAN Form F-3, which is incorporated by reference into this offer to exchange/prospectus.

On the terms and subject to the conditions set forth in the transaction agreements, all or substantially all of the outstanding TAM common shares will be acquired by Holdco I and substantially all of the outstanding TAM preferred shares will be acquired by LAN through a series of transactions and corporate restructurings described below. For a description of the terms and conditions of the exchange offer, see “The Exchange Offer” section of this offer to exchange/prospectus beginning on page 184.

Subject to the terms and conditions of the transaction agreements, the proposed combination will be effected as described below:

•	In June 2011, the TAM controlling shareholders formed four new Chilean companies:

•	TEP Chile,

•	Holdco I,

•	Holdco II, and

•	Sister Holdco.

•	The current ownership of these four new companies is as follows:

•	the TAM controlling shareholders own 100% of the outstanding shares of TEP Chile,

•	TEP Chile owns 100% of the Holdco I voting shares, which class of shares is entitled to essentially all of the voting rights but none of the economic rights in Holdco I,

•	LAN owns 100% the Holdco I non-voting shares, which class of shares is entitled to essentially all of the economic rights but none of the voting rights in Holdco I,

•	Holdco I and LAN each own one Holdco II share, which collectively represent 100% of the outstanding Holdco II shares, and

•	TEP Chile and its nominee each own one Sister Holdco share, which collectively represent 100% of the outstanding Sister Holdco shares.

•	Holdco II will make an exchange offer in the United States and in Brazil to acquire all of the issued and outstanding:

•	TAM common shares,

•	TAM preferred shares, and

•	TAM ADSs,

in each case that are not owned by the TAM controlling shareholders in exchange for the same number of Holdco II shares.

•	Immediately before Holdco II accepts for exchange the TAM shares and TAM ADSs tendered into, and not withdrawn from, the exchange offer:

•	the TAM controlling shareholders will contribute to TEP Chile all of their TAM common shares and all of their TAM preferred shares and will receive additional shares of TEP Chile,

•	TEP Chile will contribute to Holdco I all of the TAM common shares that it received from the TAM controlling shareholders and will receive Holdco I non-voting shares, and

•	TEP Chile will contribute to Sister Holdco:

•	all of the TAM preferred shares that TEP Chile received from the TAM controlling shareholders,

•	all of the Holdco I non-voting shares that TEP Chile received from Holdco I, and

•	6.2% of the outstanding Holdco I voting shares,

and will receive a number of Sister Holdco shares equal to the total number of TAM common shares and TAM preferred shares that the TAM controlling shareholders contributed to TEP Chile.

•	After completion of the steps described in the immediately preceding bullet point, the ownership of TAM will be as follows:

•

After Holdco II accepts for exchange the TAM ADSs and TAM shares tendered into, and not withdrawn from, the exchange offer and immediately before the settlement of the exchange offer, each of Holdco II and Sister Holdco will merge with and into LAN as a result of which:

•	LAN will be the surviving company of both mergers,

•	Holdco II and Sister Holdco will cease to exist, and

•	each Holdco II share (including those that would otherwise have been delivered at the settlement of the exchange offer) and each Sister Holdco share will be converted into 0.90 of a LAN common share.

•	Promptly after settlement of the exchange offer, LAN will:

•	contribute to Holdco I any TAM common shares acquired in the exchange offer in exchange for the same number of Holdco I non-voting shares, and

•

increase its ownership percentage of the outstanding Holdco I voting shares by converting some of its Holdco I non-voting shares into Holdco I voting shares to the percentage that will cause the product of (i) TEP Chile’s ownership percentage of the outstanding Holdco I voting shares and (ii) Holdco I’s ownership percentage of the outstanding TAM common shares to be equal to 80%.

As a result of the foregoing transactions:

•	Holdco I will own 100% of the TAM common shares that were:

•	contributed by the TAM controlling shareholders or

•	acquired pursuant to the exchange offer.

If the transactions described above are successfully completed, then immediately following the completion of these transactions the ownership of the issued and outstanding shares of LAN and TAM will be approximately as shown below. The ownership percentages shown in the chart below were calculated assuming that all holders of TAM shares and TAM ADSs other than the TAM controlling shareholders validly tender their TAM shares and TAM ADSs into, and do not withdraw them from, the exchange offer, that no TAM shares (including those represented by TAM ADSs) or LAN shares (including those represented by LAN ADSs and LAN BDSs) are issued after the date of this offer to exchange/prospectus other than the LAN shares (including those represented by LAN ADSs and LAN BDSs) to be issued pursuant to the exchange offer and the mergers and the TAM controlling shareholders make and pay the TEP Chile subscription by contributing to TEP Chile all TAM shares beneficially owned by them, and TEP Chile pays for the subscriptions of Holdco I shares and Sister Holdco shares by contributing to Holdco I and Sister Holdco all of the TAM shares contributed to it by the TAM controlling shareholders.

As a result of the Holdco II merger, each Holdco II share (including those shares to be issued pursuant to the exchange offer) will be converted into 0.90 of a LAN common share. Because the Holdco II merger will occur immediately before the settlement of the exchange offer, holders of TAM shares and TAM ADSs acquired in the exchange offer will receive 0.90 of a LAN common share for each TAM share or TAM ADS so acquired. Holders of TAM shares and TAM ADSs who tender into the exchange offer through the US exchange agent will receive such LAN common shares in the form of LAN ADSs, which will be in book-entry form or will be evidenced by LAN ADRs. Holders of TAM shares who tender their TAM shares in the Auction on Bovespa will receive such LAN common shares in the form of LAN BDSs, which will be in book-entry form or will be evidenced by LAN BDRs.

As a result of the Sister Holdco merger, each Sister Holdco share will be converted into 0.90 of a LAN common share. Because all of the Sister Holdco shares will be owned by the TAM controlling shareholders indirectly through TEP Chile immediately prior to the Sister Holdco Merger, they will receive LAN common shares for the TAM shares they contributed to TEP Chile at the same exchange ratio as the holders of TAM shares and TAM ADSs acquired in the exchange offer. For a further description of the consideration to be paid in the exchange offer, see “The Exchange Offer—Consideration to Be Exchanged” section of this offer to exchange/prospectus beginning on page 184.

If permitted by Brazilian law, TAM will compulsorily redeem all TAM shares (including those represented by TAM ADSs) that were not acquired in the exchange offer. For a description of the statutory squeeze-out procedure and consideration to be paid to holders of TAM shares and TAM ADSs in the squeeze-out, see “The Exchange Offer—Purpose of the Offer; Combination Transactions—Squeeze-Out Procedure” section of this offer to exchange/prospectus beginning on page 233.

If the exchange offer is completed, the TAM shares will be delisted automatically from Bovespa. If the TAM ADSs are no longer eligible for listing on the NYSE and the NYSE does not delist them, then TAM intends to request, as it is required to do so by the transaction agreements, that the TAM ADSs be delisted from the NYSE as soon as is reasonably practicable following the effective time of the mergers if permitted by the rules of the NYSE. For a discussion of the deregistration process, see “The Exchange Offer—Certain Consequences of the Exchange Offer” section of this offer to exchange/prospectus beginning on page 229.

At the effective time, the LAN BDSs will be listed in Brazil on Bovespa, the LAN common shares will continue to be listed in Chile on the SSE and in the United States on the NYSE in the form of LAN ADSs, and LAN’s name will be changed to “LATAM Airlines Group S.A.”

Special Meeting of TAM Shareholders

At a duly called shareholders meeting (at which the requisite quorum of the qualifying minority shares was present), the holders of qualifying minority shares had the option to select, by vote of a majority of the votes cast at that meeting, one of three recommended appraisal firms or to select Bradesco as the Appraiser and to adopt as the Appraisal Report the appraisal report prepared by Bradesco valuing each of LAN and TAM as of November 23, 2011, in accordance with CVM 361/2002, which was presented at that meeting. For a discussion of the Appraisal Report, see the “TAM Board of Directors’ Recommendation—Appraisal Report” section of this offer to exchange/prospectus beginning on page 178. At this meeting, the holders of qualifying minority shares unanimously approved Bradesco as the Appraiser and the appraisal report prepared by Bradesco as the Appraisal Report. If the holders of qualifying minority shares had exercised their right under Brazilian law to request that TAM call a special meeting of the shareholders of TAM to vote upon whether or not to request a new appraisal report and to appoint a new appraiser, then TAM would have been required to take all action necessary to establish a record date for, duly call, give notice of, convene and hold such a special meeting no later than 45 days after the request for such special meeting. As discussed below in this section under “—Conditions to Completion of the Exchange Offer,” it is a condition to the completion of the exchange offer that, since the commencement date, no appraisal event has occurred, the holders of the qualifying minority shares shall have not requested a new appraisal report and a new appraiser in accordance with Brazilian law and the holders of the qualifying minority shares shall no longer have the right to request a new appraisal report or a new appraiser. The period during which the holders of qualifying minority shares had the right to request a new appraisal report and a new appraiser under Brazilian law has expired, so the holders of qualifying minority shares no longer have the right to exercise these rights.

TAM Representations and Warranties

TAM made customary representations and warranties that are subject, in some cases, to specified exceptions and qualifications and the matters contained in the disclosure schedule delivered by TAM to LAN pursuant to the exchange offer agreement. These representations and warranties relate to, among other things:

•	due organization, existence, good standing and authority to carry on the businesses of TAM and its subsidiaries;

•	its capitalization;

•	ownership and the absence of encumbrances on ownership of the equity interests of its subsidiaries;

•	the absence of preemptive or other similar rights or any debt securities that give their holders the right to vote with its shareholders;

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its corporate power and authority to enter into, and complete the transactions under, the transaction agreements and the shareholders agreements, provided that certain shareholder approvals are obtained, and the enforceability of such agreements against it;

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the absence of violations of, or conflicts with, its governing documents, applicable law and certain agreements as a result of entering into and performing under the transaction agreements and the shareholders agreements;

•	the required governmental consents, approvals, notices and filings;

•	its SEC filings since December 31, 2006, and the financial statements included therein;

•	compliance with the Sarbanes-Oxley Act of 2002 and the listing and corporate governance rules and regulations of the NYSE;

•	its disclosure controls and procedures and internal controls over financial reporting;

•	the absence of a TAM material adverse effect (as defined below in this section) and the absence of certain other changes or events since December 31, 2009, through the signing date;

•	the conduct of business in accordance with the ordinary course consistent with past practice since December 31, 2009, through the signing date;

•	the absence of legal proceedings, investigations and governmental orders against it or its subsidiaries;

•	the absence of certain undisclosed liabilities;

•	employee benefit plans;

•	certain employment and labor matters;

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compliance with applicable laws and regulations, governmental orders and all applicable operating certificates, air carrier obligations, airworthiness directives, aviation regulations and other similar rules and regulations, of any airline regulator applicable to it, its rights or other assets or its businesses or operations;

•	aircraft owned, leased and/or operated by TAM and its subsidiaries;

•	takeoff and landing slots, authorizations and similar rights of TAM and its subsidiaries;

•	environmental matters;

•	tax matters;

•	intellectual property;

•	the receipt of a fairness opinion from BTG Pactual;

•	affiliate transactions;

•	information provided for inclusion in the US offering documents and Brazilian offering documents;

•	the absence of any undisclosed broker’s or finder’s fees; and

•	material contracts and the absence of any default under any material contract.

Many of TAM’s representations and warranties are qualified by, among other things, exceptions relating to the absence of a “TAM material adverse effect,” which means any change, effect, occurrence or circumstance which, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, results of operations, assets or liabilities of TAM and its subsidiaries, taken as a whole, other than (x) any such change, effect, occurrence or circumstance to the extent resulting from (A) any changes after the signing date in general economic or financial market conditions, (B) any changes after the signing date generally affecting the industries in which TAM and its subsidiaries operate, (C) changes after the signing date in IFRS or the interpretation thereof, (D) geopolitical conditions, the outbreak of a pandemic or other widespread health crisis, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the signing date or (E) any hurricane, tornado, flood, earthquake, volcanic eruption or natural disaster; provided, however, that the foregoing clauses (A), (B), (D) and (E) shall not apply to the extent that any such change, effect, occurrence or circumstance disproportionately impacts TAM and/or its subsidiaries compared to other participants in the industries in which TAM and its subsidiaries participate, or (y) any failure, in and of itself, of TAM to meet any internal or analyst projections, forecasts or estimates of revenue or earnings or any decrease in the market price or trading volume of the TAM preferred shares (but the exception in this clause (y) will not apply to the underlying causes of any such failure or decrease or prevent any of such underlying causes from being taken into account in determining whether a TAM material adverse effect has occurred); or (ii) impairs or would reasonably be expected to impair in any material respect the ability of TAM to complete the transactions contemplated by the transaction agreements or to perform its obligations under those agreements on a timely basis.

LAN Representations and Warranties

LAN made customary representations and warranties that are subject, in some cases, to specified exceptions and qualifications and the matters contained in the disclosure schedule delivered by LAN to TAM pursuant to the exchange offer agreement. These representations and warranties relate to, among other things:

•	due organization, existence, good standing and authority to carry on the business of LAN and its subsidiaries;

•	its capitalization;

•	ownership and the absence of encumbrances on ownership of the equity interests of its subsidiaries;

•	the absence of preemptive or other similar rights or any debt securities that give their holders the right to vote with its shareholders;

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its corporate power and authority to enter into and complete the transactions under the transaction agreements and the shareholders agreements, provided that the holders of at least two-thirds of the outstanding LAN common shares vote to approve the mergers and the other transactions contemplated by the transaction agreements at a duly called and held meeting of the shareholders of LAN, and the enforceability of such agreements against it;

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the absence of violations of, or conflicts with, its governing documents, applicable law and certain agreements as a result of entering into and performing under the transaction agreements and the shareholders agreements;

•	the required governmental consents, approvals, notices and filings;

•	its SEC filings since December 31, 2006, and the financial statements included therein;

•	compliance with the Sarbanes-Oxley Act of 2002 and the listing and corporate governance rules and regulations of the NYSE;

•	its disclosure controls and procedures and internal controls over financial reporting;

•	the absence of a LAN material adverse effect (as defined below) and the absence of certain other changes or events since December 31, 2009, through the signing date;

•	the conduct of business in accordance with the ordinary course consistent with past practice since December 31, 2009, through the signing date;

•	the absence of legal proceedings, investigations and governmental orders against it or its subsidiaries;

•	the absence of certain undisclosed liabilities;

•	employee benefit plans;

•	certain employment and labor matters;

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compliance with applicable laws and regulations, governmental orders and all applicable operating certificates, air carrier obligations, airworthiness directives, aviation regulations and other rules and regulations, any airline regulator applicable to it, its similar rights or other assets or its businesses or operations;

•	aircraft owned, leased and/or operated by LAN and its subsidiaries;

•	takeoff and landing slots, authorizations and similar rights of LAN and its subsidiaries;

•	environmental matters;

•	tax matters;

•	intellectual property;

•	the receipt of a fairness opinion from J.P. Morgan Securities;

•	affiliate transactions;

•	information provided for inclusion in the US offering documents and Brazilian offering documents;

•	the absence of any undisclosed broker’s or finder’s fees; and

•	material contracts and the absence of any default under any material contract.

Many of LAN’s representations and warranties are qualified by, among other things, exceptions relating to the absence of a “LAN material adverse effect,” which means any change, effect, occurrence or circumstance which, individually or in the aggregate, (i) has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition, results of operations, assets or liabilities of LAN and its subsidiaries, taken as a whole, other than (x) any such change, effect, occurrence or circumstance to the extent resulting from (A) any changes after the signing date in general economic or financial market conditions, (B) any changes after the signing date generally affecting the industries in which LAN and its subsidiaries operate, (C) changes after the signing date in IFRS or the interpretation thereof, (D) geopolitical conditions, the outbreak of a pandemic or other widespread health crisis, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the signing date or (E) any hurricane, tornado, flood, earthquake, volcanic eruption or natural disaster; provided, however, that the foregoing clauses (A), (B), (D) and (E) shall not apply to the extent that any such change, effect, occurrence or circumstance disproportionately impacts LAN and/or its subsidiaries compared to other participants in the industries in which LAN and its subsidiaries participate, or (y) any failure, in and of itself, of LAN to meet any internal or analyst projections, forecasts or estimates of revenue or earnings or any decrease in the market price or trading volume of LAN common shares (but the exception in this clause (y) will not apply to the underlying causes of any such failure or decrease or prevent any of such underlying causes from being taken into account in determining whether a LAN material adverse effect has occurred); or (ii) impairs or would reasonably be expected to impair in any material respect the ability of LAN to complete the transactions contemplated by the transaction agreements or to perform its obligations under those agreements on a timely basis.

Controlling Shareholder Representations and Warranties

The LAN controlling shareholders and the TAM controlling shareholders made customary representations and warranties to the other parties pursuant to the exchange offer agreement. These representations and warranties relate to, among other things:

•	due organization, existence, good standing and authority to carry on their businesses, as applicable;

•	ownership and absence of encumbrances on their direct or indirect ownership of equity interests of TAM or LAN, as applicable;

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their corporate power and authority to enter into, and complete the transactions under, the transaction agreements and shareholders agreements to which they are a party, and the enforceability of such agreements against them, in the case of the TAM controlling shareholders and the LAN controlling shareholders only;

•	the absence of violations of, or conflicts with, its governing documents, applicable law and certain agreements as a result of their entering into and performing under such agreements;

•	the required governmental consents, approvals, notices and filings;

•	the absence of legal proceedings and investigations against them; and

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the absence of successor liability resulting from the TEP Chile subscription defined below under the “The Transaction Agreements—Actions on the Auction Date; Completion of the Exchange Offer” section of this offer to exchange/prospectus beginning on page 251.

Conduct of Business Pending the Combination

Under the transaction agreements, both LAN and TAM have agreed that, subject to certain exceptions set forth in the transaction agreements or as required by applicable law, unless the other party gives its prior written approval between the signing date and the effective time, each of LAN and its subsidiaries and each of TAM and its subsidiaries will use commercially reasonable efforts to preserve each of their respective business organizations intact and all licenses necessary for LAN, TAM and their respective subsidiaries to own, lease or operate their respective properties, rights and other assets and to carry on their respective business and operations conducted at the signing date, and maintain and keep available the services of their respective current officers, employees and consultants and existing relationships and goodwill with their respective customers, suppliers, employees, strategic partners and other persons with whom they conduct business.

Subject to certain exceptions set forth in the transaction agreements or as required by law and pending completion of the mergers, neither LAN nor TAM will, or will permit its subsidiaries to, take any of the following actions without the other’s written approval:

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make, declare or pay any dividend, or make any other distribution, on or in respect of any of its equity securities, other than (A) dividends or distributions paid or made to such party by its wholly owned subsidiary or to another wholly owned subsidiary of such party and (B) regular dividends paid to such party’s shareholders in accordance with the dividend policy approved at the last regular meeting of its shareholders in an amount not to exceed 50% (in the case of LAN) and 25% (in the case of TAM) of such party’s net income for the year in respect of which the dividends are paid;

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adjust, split, combine, subdivide or reclassify any of its equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its equity securities;

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purchase, redeem or otherwise acquire any equity securities or convertible securities of such party or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, subject to customary exceptions;

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issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien any equity securities or convertible securities of such party or any of its subsidiaries, or any “phantom” stock, “phantom” stock rights, stock option, stock purchase or appreciation rights or stock-based performance units relating to or permitting the purchase of any such equity securities or convertible securities, subject to customary exceptions;

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except as otherwise expressly contemplated in the implementation agreement, amend the by-laws of it or its subsidiaries in any way that is or would reasonably be expected to be materially adverse to such party and its subsidiaries, taken as a whole;

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other than in the ordinary course of business consistent with past practice, directly or indirectly make, or agree to directly or indirectly make, any acquisition or investment or make any capital expenditures, other than (i) capital expenditures disclosed in such party’s capital plans for 2010 and 2011, (ii) acquisitions of properties or assets that are not material to such party and its subsidiaries, taken as a whole, and (iii) certain other customary exceptions;

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sell, lease, assign, license, grant, extend, amend, subject to liens, waive or modify any material rights in or to, cancel, abandon or allow to lapse, or otherwise transfer or dispose of, or agree to take or permit any such action, all or any part of its assets, rights or properties which are material, individually or in the aggregate, to such party and its subsidiaries, taken as a whole, subject to certain exceptions;

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incur any indebtedness or guarantee indebtedness of another person, other than (i) indebtedness incurred in the ordinary course of business consistent with past practice, (ii) indebtedness that does not exceed $10 million in the aggregate and (iii) certain other exceptions;

•	settle or compromise any claim or action where the amount paid exceeds the amount set forth in such party’s disclosure schedule;

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other than in the ordinary course of business, enter into any material contract, terminate or amend in any material respect any material contract or waive, encumber or otherwise transfer any material rights or claims thereunder;

•	make any material changes to the policies or work rules applicable to any group of employees or labor union;

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except as required by applicable law or its existing benefit plans, adopt or enter into, terminate, amend or grant any waiver or consent under any material benefit plan, or other than with respect to the hiring of any person whose annual compensation does not exceed $500,000, any contract, plan or policy involving any current or former employee, independent consultant, officers, or directors of such party or any of its subsidiaries, except in the ordinary course of business consistent with past practice with respect to employees who are not key personnel; grant any severance or termination payment or increase compensation or benefits of any employee (except for increases in compensation of employees who are not key personnel made in the ordinary course of business consistent with past practice); remove any existing restrictions in any benefit plans; take any action to fund or secure the payment of, or accelerate the vesting or payment of, any compensation or benefits under any benefit plan; except as required by any existing benefit plan and except for normal payments and increases in the ordinary course of business consistent with past practice, increase in any manner the compensation or fringe benefits of any employee or pay any amount or benefit; or grant any retention or similar bonuses, payments or rights to any employee;

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except as required by applicable law, the IFRS or regulatory guidelines, make any material change in its accounting methods or principles; make or change any material tax election; settle any material tax liability; amend any material tax return; enter into any material closing agreement with respect to any tax or surrender any right to claim a material tax refund; or change its current independent auditors;

•	enter into any new line of business that is material to such party and its subsidiaries, taken as a whole, or any related party agreement;

•	authorize or adopt a plan of complete or partial liquidation or any restructuring, recapitalization or reorganization;

•	enter into or amend any contract that would restrict or limit the ability of LAN, TAM or any of their respective subsidiaries to engage in any business, that would reasonably be expected to prevent or materially impede the commencement or the completion of the exchange offer, the mergers or the other transactions contemplated by the transaction agreements or to adversely affect in a material respect the expected benefits (taken as a whole) of the exchange offer and the mergers or if the completion of those transactions would conflict with, result in any breach or default or in any termination or modification of or acceleration under, or any change in any right or obligation under, or result in any lien on any property or asset of such party or any of its subsidiaries under any provisions of such contract;

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take or fail to take any action to prevent or delay, or that would reasonably be expected to prevent or delay, the satisfaction of any of the conditions to the commencement or completion of the exchange offer, the mergers or the other transactions contemplated by the transaction agreements;

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cancel, terminate or amend any binding financing commitment to fund the acquisition of an aircraft unless it is replaced by another financing with substantially equivalent terms or such party and/or its subsidiaries receives equivalent value from the manufacturer of the applicable aircraft;

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enter into or materially amend any aircraft purchase agreement, engine purchase agreement or engine maintenance agreement that involves or is reasonably expected to involve aggregate payments in excess of $25 million in any 12-month period;

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enter into, amend or terminate any alliance or brand alliance agreement, codeshare agreement, frequent flyer participation agreement, capacity purchase or similar agreement, cooperation, joint venture, profit or revenue sharing agreement, special prorate agreement or interlining agreement with any person; or

•	authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.

Further Actions; Notification

LAN and TAM have agreed to cooperate with each other and use (and cause their respective affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions and to do or cause to be done all things reasonably necessary, proper or advisable under the transaction agreements and applicable law to satisfy the conditions to the commencement and completion of the exchange offer described above under the “The Exchange Offer—Conditions to the Commencement of the Exchange Offer” and “The Exchange Offer—Conditions to Completion of the Exchange Offer” sections of this offer to exchange/prospectus beginning on page 187 and 189, respectively, and to complete as soon as reasonably practicable the exchange offer, the mergers and the other transactions contemplated by the transaction agreements in accordance with the terms of the transaction agreements. If any action or proceeding is instituted (or threatened to be instituted) by any person challenging any such transaction, each party is required to cooperate in all respects with the other parties and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts completion of such transaction so as to permit such completion by the fifth business day before June 30, 2012. In addition, each party is required to, at its own cost and expense, defend any such actions or proceedings against it or its affiliates in connection with the transactions contemplated by the transaction agreements.

Neither LAN nor TAM nor any of their respective affiliates will be required to sell, transfer, dispose of, or otherwise encumber, or to hold separate pending any such action, or propose, commit or agree to any of the foregoing or to hold separate, either before or after the effective time, any assets, licenses, operations, rights, product lines, businesses or interest of either of LAN or TAM or any of their affiliates or to take or agree to take any other action, or agree or consent to any limitations or restrictions on freedom of actions with respect to, or LAN’s or TAM’s ability to own, retain or make changes in, any assets, licenses, operations, rights, product lines, businesses or interests of either of LAN or TAM or any of their affiliates or their ability to receive and exercise full voting, economic and ownership rights with respect to LAN’s or TAM’s interests in Holdco I, TAM and its subsidiaries, subject only to the rights of the TAM controlling shareholders in respect of their voting shares of Holdco I and under the shareholders agreements.

Each of the parties is required to promptly advise the other parties orally and in writing if it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the transaction agreements, if any of the exchange offer conditions or the subscription conditions (as defined under the “The Transaction Agreements—Conditions to the Subscriptions” section of this offer to exchange/prospectus beginning on page 250) fail or cease to be satisfied or if an appraisal event (as defined under the “The Exchange Offer—Conditions to Completion of the Exchange Offer” section of this offer to exchange/prospectus beginning on page 189) occurs.

No Solicitation

Each of the parties has agreed to cease and immediately terminate all existing activities and discussions with any person conducted prior to the signing date with respect to an alternative proposal concerning its relevant parent entity. In this offer to exchange/prospectus, we refer to LAN as the relevant parent entity of LAN and the LAN controlling shareholders and TAM as the relevant parent entity of TAM and the TAM controlling shareholders, and we refer to any of the following actions or any proposal or exchange offer (including any proposal or exchange offer to or from any representative of any party) with respect to any relevant parent entity by any person or group relating to, or that could reasonably be expected to lead to, any of the following as an “alternative proposal”: (i) any direct or indirect acquisition, lease, license or outsourcing, in one transaction or a series of related transactions, of any assets, services or businesses of such relevant parent entity or any of its subsidiaries collectively representing more than 25% of the fair market value of the total assets of such relevant parent entity or collectively generating or contributing 25% or more of the total consolidated revenues or operating income of such person during the last fiscal year, (ii) any tender exchange offer or exchange offer that, if completed, would result in any person or group beneficially owning any equity securities of such relevant parent entity, or (iii) any business combination, recapitalization, issuance or amendment of securities, liquidation, dissolution, joint venture, share exchange or similar transaction involving such relevant parent entity or any of its subsidiaries.

The parties have agreed not to, and to cause their respective directors, officers, employees, affiliates, financial advisors, attorneys, accountants or other advisors, agents and other representatives and each of the individuals who ultimately beneficially own it, which we refer to collectively as the “representatives” of a party, not to, directly or indirectly, (i) solicit, initiate or encourage any inquiries or the making or completion of any proposal or exchange offer that constitutes, or is reasonably likely to lead to, an alternative proposal with respect to its relevant parent entity, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide to any person any non-public information or data in connection with, or otherwise cooperate in any way with, any such alternative proposal, (iii) waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation of any person, (iv) enter into any binding or non-binding contract with respect to any such alternative proposal, or (v) otherwise knowingly facilitate any effort or attempt to make any such alternative proposal.

The parties have also agreed to:

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as promptly as practicable (and in any event within 24 hours after receipt) advise the other parties orally and in writing of the receipt of any alternative proposal relating to its relevant parent entity, the material terms and conditions of such alternative proposal (including any changes thereto) and the identity of the person making such alternative proposal;

•	keep the other parties fully informed in all material respects of the status and details (including any changes to the terms) of such alternative proposal; and

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provide to the other parties as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material sent or provided to it, such relevant parent entity or any of their respective representatives from any person that describes any of the terms or conditions of such alternative proposal.

Stockholder Actions

Both LAN and TAM have agreed to give the other the opportunity to participate in the defense or settlement of any stockholder action or proceeding against LAN and TAM and/or their respective directors or officers relating to the transactions contemplated by the transaction agreements and not to agree to settlement of any such action without the other party’s prior written consent.

Controlling Shareholder Covenants

The TAM controlling shareholders have agreed to adhere to the following until the termination of the transaction agreements or the effective time of the mergers, whichever event occurs sooner:

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cause the TAM common shares and TAM preferred shares beneficially owned by them to be voted against any alternative proposal relating to LAN and any transaction that would reasonably be expected to result in a breach by LAN of the transaction agreements; and

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not to transfer the TAM common shares and TAM preferred shares beneficially owned by them, except for certain permitted transfers to affiliates and only if the transferor continues to be, and the transferee agrees to become, bound by the terms of the transaction agreements.

The LAN controlling shareholders have agreed to adhere to the following until the termination of the transaction agreements or the effective time of the mergers, whichever event occurs sooner:

•	vote their LAN common shares in favor of the approval of the mergers, the name change and the other transactions contemplated by the transaction agreements;

•	vote their LAN common shares against any alternative proposal relating to LAN and any transaction that would reasonably be expected to result in a breach by LAN of the transaction agreements; and

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not to transfer their LAN common shares, except for certain permitted transfers to affiliates and only if the transferor continues to be, and the transferee agrees to become, bound by the terms of the transaction agreements.

In addition, each of the LAN controlling shareholders and the TAM controlling shareholders have agreed that it has not entered into any voting agreement, voting trust or any other agreement, arrangement or obligations (whether or not legally binding) with respect to any of the shares of capital stock of LAN, TAM, the TAM controlling shareholders, Holdco I, Holdco II or Sister Holdco that it beneficially owns and has not granted a proxy, a consent or power of attorney with respect to any such shares and will not take any such actions while the exchange offer agreement remains in effect.

Conditions to Completion of the Exchange Offer

The only conditions to the completion of the exchange offer are the exchange offer conditions set forth below.

Mutual Conditions to the Completion of the Exchange Offer

Holdco II is not permitted to complete the exchange offer unless all of the following conditions are satisfied or waived by LAN (in the case of LAN’s conditions) or both LAN and the TAM controlling shareholders (in the case of the mutual conditions):

•	since the commencement date, none of the required listings have been revoked and the required listings shall become effective no later than the effective time;

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the number of qualifying minority shares that are held by “agreeing shareholders” must be more than 66 2/3% of the total number of qualifying minority shares that are held by agreeing shareholders and disagreeing shareholders (this is the minimum threshold required to cause to the deregistration of TAM as a public company in Brazil with CVM and the delisting of the shares of TAM from Bovespa);

•	A holder will be deemed to be an “agreeing shareholder” with respect to its qualifying minority shares only if such holder:

•	validly tenders such qualifying minority shares into the exchange offer through the US exchange agent and does not withdraw such shares from the exchange offer; or

•	qualifies such qualifying minority shares for participation in the Auction and:

•	tenders such shares into, and does not withdraw them from, the Auction; and/or

•	indicates on the letter of transmittal that it agrees with the deregistration of TAM as a public company in Brazil with CVM.

•	A holder will be deemed to be an “disagreeing shareholder” with respect to its qualifying minority shares only if such holder:

•	validly tenders such qualifying minority shares into the exchange offer through the US exchange agent and subsequently withdraws such shares from the exchange offer; or

•	qualifies such qualifying minority shares for participation in the Auction and:

•	does not tender such shares in the Auction; and/or

•	indicates on the letter of transmittal that it disagrees with the deregistration of TAM as a public company in Brazil with CVM.

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For purposes of the delisting condition, “qualifying minority shares” mean all outstanding TAM shares not represented by TAM ADSs and all outstanding TAM ADSs, in each case that are not owned by TAM, the TAM controlling shareholders, any of their related persons (“pessoas vinculadas”) or any director or executive officer of TAM.

The delisting condition is not waivable under Brazilian law, so if the delisting condition is not satisfied, the exchange offer will terminate and the mergers will not be completed.

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The absence of certain actions, events or circumstances that, individually or in the aggregate, have had an adverse effect on the businesses, revenues, operations or financial condition of TAM and its subsidiaries, taken as a whole, in all material respects.

•	since the commencement date, no stop order suspending the effectiveness of the Form F-4 has been issued by the SEC and no proceeding for that purpose has been initiated or threatened by the SEC.

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since the commencement date, there has not been an appraisal event, the holders of the qualifying minority shares shall not have requested a new appraisal report and a new Appraiser in accordance with Brazilian law and the holders of the qualifying minority shares shall no longer have the right to select a new Appraiser and to cause the Appraisal Report to be replaced with a new appraisal report.

The period during which the holders of qualifying minority shares had the right to request a new appraisal report and a new appraiser under Brazilian law has expired, so the holders of qualifying minority shares no longer have the right to exercise these rights.

LAN Conditions to the Completion of the Exchange Offer

Holdco II is not obligated to, and will not, purchase or pay for any of the TAM shares or TAM ADSs validly tendered and not withdrawn pursuant to the exchange offer unless all of such conditions are satisfied or waived by LAN:

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since the commencement date, none of the required approvals shall have been revoked or amended, modified or supplemented in any way that could reasonably be expected to materially impede or interfere with, delay, postpone or materially and adversely affect the completion of the transactions contemplated by the transaction agreements;

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the sum of (i) the number of TAM shares and TAM ADSs validly tendered into, and not withdrawn from, the exchange offer and (ii) the number of TAM shares beneficially owned by the TAM controlling shareholders (which represented approximately 46.56% of the outstanding TAM shares as of May 4, 2012) represents more than 95% of the total number of outstanding TAM shares (including those represented by TAM ADSs) and the TAM controlling shareholders shall have stated in writing to LAN that all of the subscription conditions (as defined under the “The Transaction Agreements—Conditions to the Subscriptions” section of this offer to exchange/prospectus beginning on page 250) have been satisfied or waived;

•	since the commencement date, no court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any restraining order;

•	no adverse action commenced since the commencement date shall remain pending;

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none of the TAM adverse events has occurred since the commencement date which, individually or in the aggregate, has had a material adverse effect on the business, revenues, operations or financial condition of TAM and its subsidiaries in any respect;

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since the commencement date, no default in the performance or breach, or any event that with notice, lapse of time or both would result in such a default or breach, by any TAM Company under any of their relevant agreements has occurred that continues to exist, in each case after giving effect to any waivers granted by any other party to such contract and regardless of whether or not any event of default, acceleration or other enforcement action shall have been declared or taken by any such other party;

•	since the commencement date, no market disruption that could reasonably be expected to have a TAM material adverse effect has occurred; and

•	the subscriptions have been fully paid, in each case in accordance with the exchange offer agreement.

Conditions to the Subscriptions

The obligations of the TAM controlling shareholders to make and pay the TEP Chile subscription and for TEP Chile to pay the Holdco subscriptions are subject to the following conditions (which we refer to collectively as the “subscription conditions”):

•

since the commencement date, none of the required approvals have been revoked or amended, modified or supplemented in any way that could reasonably be expected to materially impede or interfere with, delay, postpone or materially and adversely affect the completion of the transactions contemplated by the transaction agreements;

•	since the commencement date, no court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any restraining order;

•	no adverse action commenced since the commencement date shall remain pending;

•

none of the following actions, events or circumstances has occurred with respect to LAN and its subsidiaries since the commencement date (or prior to that date if no executive officer of TAM had actual knowledge of such event as of the commencement date) that, individually or in the aggregate, have had an adverse effect on the businesses, revenues, operations or financial condition of LAN and its subsidiaries, in any material respect: (a) changes or termination of licenses used to conduct cargo or passenger transport services or threats of any such change or termination; (b) any loss of 10% or more of the total takeoff and landing scheduled operations of LAN and its subsidiaries at certain specified airports; (c) any loss of 15% or more of the permits or air traffic rights that are required to operate in the United States; (d) termination or expiration of any aeronautical insurance policy covering LAN and its subsidiaries unless replaced by a substantially equivalent policy within 24 hours; (e) initiations of inquiries or investigations of LAN and its subsidiaries by an airline regulatory entity relating to safety issues that could be expected to result in the revocation of any license or to be detrimental to LAN’s public image; (f) any event that prevents LAN and its subsidiaries from operating at a certain level out of certain airports; (g) the inability of Chile or Peru to safely control its airspace which prevents normal operations of LAN and its subsidiaries for any certain period of time; (h) aircraft accidents that result in loss of life or total loss of aircraft; (i) issuances of laws or orders that fix or regulate international passenger airline fares affecting 15% or more of the revenues of the international operations of LAN and its subsidiaries, impair the completion of the exchange offer or the mergers or the ability of the parties to exercise their rights and receive the benefits of their interests in Holdco I, TAM and its subsidiaries, provide for the expropriation or confiscation of LAN assets, or limit the ability to dispose of assets, suspend or limit foreign currency transactions or transfer of funds in and out of Chile, and change the current regulations applicable to capital markets in Brazil or Chile or an increase in taxes or tax rates that adversely impacts the shareholders of TAM who enter into the exchange offer; (j) any natural disaster or similar event that causes damage to infrastructure or airspace used by or any industry affecting LAN and its subsidiaries or any assets of LAN and its subsidiaries used in the ordinary course; and (k) any other event that prevents LAN and its subsidiaries from operating at least 50% of their regular flights during a 30-day period;

•

since the commencement date, no default in the performance or breach, or any event that with notice, lapse of time or both would result in such a default or breach, by LAN or any of its subsidiaries of any covenant or agreement contained in any contract to which any of them is a party under which the aggregate consideration provided or received, or to be provided or received, is greater than $10 million has occurred that continues to exist, in each case after giving effect to any waivers granted by any other party to such contract and regardless of whether or not any event of default, acceleration or other enforcement action shall have been declared or taken by any such other party; and

•	since the commencement date, no market disruption that could reasonably be expected to have a LAN material adverse effect has occurred.

Actions on the Auction Date; Completion of the Exchange Offer

The transaction agreements describe the schedule of events to occur after the expiration time on the expiration date as follows:

•

no later than the Tender Certification Time (which is 7:00 a.m. Eastern time (8:00 a.m. São Paulo time)) on the Auction date, Itaú, LAN and Holdco II will certify to Bovespa the total number of TAM shares (including those represented by TAM ADSs) that the US exchange agent, LAN and Holdco II have certified to Itaú have been validly tendered into the exchange offer through the US exchange agent and not withdrawn from the exchange offer as of the expiration time;

•

at 8:00 a.m. Eastern time (9:00 a.m. São Paulo time) on the Auction date, Bovespa will inform LAN, Holdco II and the TAM controlling shareholders whether or not the minimum conditions (taking into account the TAM shares and TAM ADSs tendered through the US exchange agent) have been satisfied;

•

promptly after receiving that notice (but no later than 8:10 a.m. Eastern time (9:10 a.m. São Paulo time) on the Auction date), LAN will notify the TAM controlling shareholders in writing as to whether or not all of the exchange offer conditions waivable by LAN (other than the condition relating to the TEP Chile subscription and the Holdco subscriptions) have been satisfied or irrevocably waived by LAN;

•

if the LAN condition notice states that all exchange offer conditions have been satisfied or waived, then promptly after receiving LAN’s notice (but no later than 8:20 a.m. Eastern time (9:20 a.m. São Paulo time) on the Auction date), the TAM controlling shareholders will inform LAN in writing whether or not all of the exchange offer conditions waivable by them and the subscription conditions have been satisfied or irrevocably waived by them, and if all such conditions have been satisfied or waived by them, then promptly after sending that notice (but no later than 8:30 a.m. Eastern time (9:30 a.m. São Paulo time) on the Auction date), the TAM controlling shareholders will subscribe and pay for a number of shares of TEP Chile, which, when added to the shares of TEP Chile held by the controlling shareholders of TAM at that time, would equal 100% of the shares of TEP Chile in exchange for all of the TAM common shares and TAM preferred shares held by them (which we refer to as the “TEP Chile subscription”). The transaction agreements require that, as a result of the TEP Chile subscription, each of the TAM controlling shareholders will have the same ownership in TEP Chile as he or she had in TEP;

•

before the date of this offer to exchange/prospectus, TEP Chile subscribed for non-voting shares of Holdco I in exchange for all of the TAM common shares to be contributed by the TAM controlling shareholders to TEP Chile and subscribed for Sister Holdco shares in exchange for all of the non-voting shares of Holdco I, 6.2% of the voting shares of Holdco I and all of the TAM preferred shares to be contributed by the TAM controlling shareholders to TEP Chile. Immediately after subscription and payment of the TEP Chile subscription, TEP Chile will pay for these subscriptions by paying Holdco I with all of the TAM common shares contributed to it by the TAM controlling shareholders and pay Sister Holdco with all of the non-voting shares of Holdco I, 6.2% of the voting shares of Holdco I and all of the TAM preferred shares contributed to it by the TAM controlling shareholders (which we refer to as the “Holdco subscriptions” and the “Sister Holdco Subscriptions,” respectively, and which we refer to collectively with the TEP Chile subscriptions as the “subscriptions”);

•

promptly after payment of the subscriptions (but no later than 8:40 a.m. Eastern time (9:40 a.m. São Paulo time) on the Auction date), LAN and the TAM controlling shareholders will issue a press release announcing that all of the exchange offer conditions have been satisfied or irrevocably waived; and

•

if all the exchange offer conditions are so satisfied or waived, the Auction will commence at the Auction time, which is 9:00 a.m. Eastern time (10:00 a.m. São Paulo time) (or such other time as Bovespa may determine) on the Auction date, and the TAM controlling shareholders will cause Holdco II to complete the exchange offer on the Auction date by accepting for exchange and exchanging (with LAN ADSs and LAN BDSs issuable in the mergers) all TAM shares validly tendered into, and not withdrawn from, the exchange offer through the Auction and all TAM shares and TAM ADSs validly tendered, and not withdrawn from, the exchange offer through the US exchange agent that Holdco II is obligated to acquire for exchange pursuant to the terms of the exchange offer. The completion of the exchange offer will be deemed to be the acquisitions of TAM shares tendered pursuant to the Auction and the acquisitions of TAM shares and TAM ADSs tendered through the US exchange agent, and such purchases will be settled on the third business day following the Auction date in accordance with the applicable procedures of Bovespa and the SEC.

However, if (x) either LAN or the TAM controlling shareholders do not state that all of the conditions described above have been satisfied or irrevocably waived or (y) the subscriptions or any of the payments required pursuant to the subscriptions are not made in full when required by the transaction agreements, then the Auction will not occur and the exchange offer will expire without the purchase of any TAM shares or TAM ADSs.

Notwithstanding the foregoing, if the Auction commences at any time other than 9:00 a.m. Eastern time (10:00 a.m. São Paulo time) on the Auction date, then each of the times specified above (except for the last time that a withdrawal may be made) will be adjusted by the same amount that the actual time of the commencement of the Auction differs from 9:00 a.m. Eastern time (10:00 a.m. São Paulo time).

Extensions and Amendments

The exchange offer will initially expire on the date provided in the Edital. However, if all of the exchange offer conditions are not satisfied at, or waived by the parties prior to, the scheduled expiration time for the exchange offer, then LAN or the TAM controlling shareholders (if they are entitled to the benefit of the unsatisfied condition) may cause Holdco II to request permission from the CVM to extend the expiration time for the exchange offer in maximum increments of three days to no later than 28 days after the commencement date.

If both LAN and the TAM controlling shareholders agree to request a modification to the terms and conditions of the exchange offer or revocation of the exchange offer, the TAM controlling shareholders are required to cause Holdco II to request permission from the CVM to modify the terms and conditions of the exchange offer or to revoke the exchange offer. LAN and the TAM controlling shareholders have agreed to cause Holdco II to request permission from the CVM to revoke the exchange offer if the transaction agreements terminate in accordance with their terms.

Completion Board Meeting

LAN is required to convene a special meeting of the LAN board of directors prior to the settlement of the acquisitions to be made pursuant to the exchange offer to give effect to the delivery of the required LAN common shares issuable pursuant to the mergers as soon as practicable, but not later than two business days following, the completion of the exchange offer.

The Mergers; Directors and Officers; By-laws

Holdco II Merger

The transaction agreements provide for the merger of Holdco II with and into LAN after the completion of the exchange offer and prior to the settlement of the purchases made pursuant to the exchange offer. As the surviving corporation, LAN will continue to exist following the Holdco II merger. Pursuant to the Holdco II merger, each Holdco II share (including those issuable pursuant to the settlement of the acquisitions made in connection with the exchange offer) will be converted into a LAN common share at a ratio of 0.90 of a LAN common share per Holdco II share (which we refer to as the “Holdco II exchange ratio”). Holders of TAM shares and/or TAM ADSs will receive, by virtue of the Holdco II merger, LAN common shares in the following form in exchange for their TAM shares or TAM ADSs tendered and accepted for exchange in the exchange offer, depending on the form of TAM shares tendered into the exchange offer:

•

holders of TAM shares and TAM ADSs tendered into the exchange offer through the US exchange agent will receive such LAN common shares in the form of LAN ADSs, which will be in book-entry form or will be evidenced by LAN ADRs; and

•

holders of TAM shares tendered into the exchange offer through the Auction on Bovespa will receive such LAN common shares in the form of LAN BDSs, which will be in book-entry form or will be evidenced by LAN BDRs.

LAN is required to pay or cause to be paid all deposit fees and other expenses payable in connection with the issuance of such LAN ADRs and LAN BDRs.

Immediately after the completion of the Holdco II merger, LAN will contribute any TAM common shares beneficially owned by Holdco II immediately prior to such merger to Holdco I in exchange for the same number of non-voting shares of Holdco I. After this contribution, LAN will increase its ownership percentage of the outstanding voting shares of Holdco I to an amount equal to (A) 100% minus (B) 80% divided by the percentage of the outstanding TAM common shares owned by Holdco I after giving effect to such contribution by converting some of its non-voting shares of Holdco I into voting shares of Holdco I.

Voting shares of Holdco I have the exclusive right to vote on, approve or consent to all matters that are subject to any vote of or approval by the shareholders of Holdco I under the applicable law of Chile or otherwise (other than the limited voting rights of the non-voting shares of Holdco I) and have no economic rights other than the right to receive a nominal dividend (which we refer to as the “Holdco I dividend rights”). Non-voting shares of Holdco I have the exclusive right to receive all dividends, distributions or other amounts payable by Holdco I in respect of any shares of its capital stock other than the Holdco I dividend rights and have no right to vote on or approve any matter that is subject to any vote of or approval by the shareholders of Holdco I under applicable law of Chile or otherwise other than the rights to vote on and approve the matters requiring the approval of the holders of such shares under the applicable law of Chile or otherwise.

Sister Holdco Merger

The transaction agreements also provide for the merger of Sister Holdco with and into LAN after the completion of the exchange offer and prior to the settlement of the acquisitions of TAM shares and TAM ADSs tendered and accepted for exchange pursuant to the exchange offer. As the surviving corporation, LAN will continue to exist following the Sister Holdco merger.

Pursuant to the Sister Holdco merger, each share of Sister Holdco stock will be converted into 0.90 of a LAN common share at a ratio of 0.90 of a LAN common share per share of Sister Holdco stock (which we refer to as the “Sister Holdco exchange ratio”). LAN will pay or cause to be paid all deposit fees and other expenses payable in connection with the issuance of such LAN common shares.

By-laws

The parties are required to take all necessary action, so that immediately following the effective time the by-laws of Holdco I, Sister Holdco and Holdco II shall be in the forms attached to the exchange offer agreement.

Directors

LAN and the TAM controlling shareholders are required to discuss in good faith and agree upon the individuals who will be the directors of LAN, Holdco I, TAM and their subsidiaries as of the effective time and to take all necessary action to ensure that immediately following, and on the same day as, the effective time, the individuals selected for election to the board of directors of LAN, Holdco I, TAM and their subsidiaries by each of LAN and TEP Chile pursuant to the Holdco I shareholders agreement, by each of LAN and TEP Chile pursuant to the TAM shareholders agreement and by each of the LAN controlling shareholders and TEP Chile pursuant to the control group shareholders agreement (as defined under the “Shareholders Agreements” section of this offer to exchange/prospectus beginning on page 259) shall be the directors of LAN, Holdco I, TAM and their subsidiaries. For a discussion of the parties’ rights to elect the directors of LAN, Holdco I, TAM and their subsidiaries, see the “Shareholders Agreements—Voting Agreements, Transfers and Other Arrangements—Voting Agreements” section of this offer to exchange/prospectus beginning on page 262.

Effects of the Mergers

Capital Increase

When the shareholders of LAN approved the mergers, the share capital of LAN was increased by an aggregate amount equal to the sum of the share capital of Holdco II and the share capital of Sister Holdco at such time (which we refer to as the “initial capital increase”). After the completion of the mergers, the share capital of LAN will be increased a second time by the amount by which the net asset value of the TAM shares contributed pursuant to the subscriptions exceeds, or will be decreased by the amount by which such net asset value is less than, the initial capital increase (which we refer to as the “second capital increase”). The second capital increase of LAN will not change the number of issued and outstanding LAN common shares (including those represented by LAN ADSs and LAN BDSs).

Treatment of Holdco II and Sister Holdco Stock

At the effective time, each share of Holdco II stock issued and outstanding immediately prior to the effective time will be exchanged for 0.90 of a validly issued, fully paid and nonassessable LAN common share, which is the Holdco II exchange ratio less applicable withholding tax. Each share of Sister Holdco stock issued and outstanding immediately prior to the effective time will be exchanged for 0.90 of a validly issued, fully paid and nonassessable LAN common share, which is the Sister Holdco exchange ratio less applicable withholding tax.

TAM Options

TAM and the board of directors of TAM, as applicable, were required prior to the commencement of the exchange offer to adopt any resolutions and take any actions necessary to ensure that (a) from and after the effective time each TAM stock option outstanding immediately prior to the effective time, whether vested or unvested, will be exercisable only when vested and only for an amount in cash equal to the product of (i) the total number of shares of TAM stock in respect of which such TAM stock option is exercisable, and (ii) the amount (if any) by which (x) the product of the Holdco II exchange ratio and the closing price of the LAN common shares on the SSE on the last business day prior to the date on which such TAM stock option was exercised exceeds (y) the exercise price per share of TAM stock under such TAM stock option, less any applicable taxes required to be withheld with respect to such payment, and (b) none of the execution, delivery or performance of the transaction agreements or the completion of the mergers or any other transactions contemplated by the transaction agreements will, directly or indirectly, cause or result in any acceleration of the vesting of any TAM stock options, whether prior to, on or after the effective time.

Exchange Fund

Prior to the effective time, LAN will deposit or cause to be deposited with the US exchange agent, for the benefit of the holders of Holdco II stock and Sister Holdco stock, certificates or, at LAN’s option, evidence of shares in book-entry form, representing LAN common shares, including any cash to be paid in lieu of fractional LAN ADSs or LAN BDSs, as discussed below in this section. We refer to such certificates or evidence of book-entry form, as the case may be, for LAN common shares and such cash paid in lieu of fractional LAN ADSs or LAN BDSs collectively as the “exchange fund.” Any interest or income produced from investments of the exchange fund by the US exchange agent will not be deemed part of the exchange fund and will be payable to LAN.

Fractional Shares

No certificates or scrip representing fractional LAN ADSs or LAN BDSs will be issued in the mergers or pursuant to the statutory squeeze-out and such fractional LAN ADSs or LAN BDSs will not entitle the owner thereof to vote or to any rights of a shareholder of LAN. In lieu of fractional LAN ADSs or LAN BDSs, LAN will pay each holder of a fractional LAN ADS or LAN BDS an amount in cash in US dollars equal to the product of (a) the fractional LAN ADS or LAN BDS to which such holder would otherwise be entitled after taking into account all shares of Holdco II stock or Sister Holdco stock owned of record by such holder immediately prior to the effective time, and (b) the closing price of the TAM preferred shares in Brazilian reais on the Bovespa on the last trading day immediately preceding the Auction date (as reported in www.bmfbovespa.com.br or, if not reported therein, by another authoritative source) as converted into US dollars at the US$/Brazilian real exchange rate applicable on the Auction date as published by the Central Bank of Brazil.

Statutory Squeeze-Out

After the completion of the exchange offer, if permitted under applicable Brazilian law, TAM will compulsorily redeem any TAM shares (including those represented by TAM ADSs) that were not acquired in the exchange offer (which we refer to collectively as “non-tendered shares”). In this redemption, the non-tendered shares will be compulsorily redeemed for cash in an amount equal to the product of (i) the number of LAN ADSs or LAN BDSs that the holders of such non-tendered shares would have received pursuant to the exchange offer in respect of their non-tendered shares (assuming they could have received fractional LAN ADSs or LAN BDSs), and (ii) the product of (A) the closing price of the TAM preferred shares in Brazilian reais on the Bovespa on the last trading day immediately preceding the Auction date (as reported on the Bovespa’s website, www.bmfbovespa.com.br or, if unavailable, as reported by another authoritative source) and (B) a fraction of 10/9, duly adjusted at the SELIC Rate from the Auction date until the payment date and then converted into US dollars on the payment date using the US$/Brazilian real exchange rate applicable on the payment date as published by the Central Bank of Brazil. After TAM redeems all remaining TAM shares (including those represented by TAM ADSs), LAN will increase its ownership percentage of the outstanding voting shares of Holdco I to 20% by converting its non-voting shares of Holdco I into voting shares of Holdco I.

Delistings

Each of the TAM controlling shareholders and TAM is required to use its commercially reasonable efforts to cause (i) the TAM shares to be delisted from Bovespa if the delisting condition is satisfied and (ii) the TAM ADSs to be delisted from the NYSE as soon as practicable after the effective time.

Termination

The transaction agreements will terminate automatically if and when (i) the exchange offer expires in accordance with its terms or is revoked with the permission of CVM without the purchase of any TAM shares or (ii) if the product of 0.90 and the high end of the range of economic value of LAN per LAN common share as determined by the Appraiser at any time is less than the low end of the range of economic value of TAM per TAM share of stock as determined by the Appraiser at such time. In addition, LAN and the TAM controlling shareholders may terminate the transaction agreements by mutual written consent.

Termination Fees

TAM is required to pay LAN a fee equal to $200 million (which we refer to as the “TAM termination fee”), and reimburse LAN for all documented out-of-pocket expenses incurred by LAN or any of LAN’s subsidiaries in connection with the transaction agreements and the transactions contemplated by the transaction agreements up to a maximum amount of $25 million (no later than the second business day after TAM receives documentation for reimbursement) if:

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LAN terminates the transaction agreements because the board of directors of TAM or any committee thereof (x) withholds, withdraws or modifies or qualifies in any manner adverse to LAN either of the recommendations of the board of directors of TAM in support of the proposed combination, (y) approves, adopts, or recommends any alternative proposal, or (z) makes, causes to be made or resolves to make or cause to be made any public statement proposing or announcing an intention to take any of the foregoing actions; or

•

within 12 months after the date that a competing proposal termination occurs, TAM or any of its subsidiaries completes any transaction that constitutes a competing proposal with the person that made the competing proposal or any of its affiliates, enters into any binding or non-binding agreement with such person or any of its affiliates providing for a transaction that constitutes a competing proposal or the board of directors of TAM approves or recommends to its shareholders or does not oppose any competing proposal made by such person or any of its affiliates (in each case regardless of whether such competing proposal was made or announced or became publicly known before or after termination of the transaction agreements and in any such case the TAM termination fee is payable on the date that is the first to occur of the event(s) referred to in this paragraph).

A “competing proposal termination” occurs if:

•	any person makes an alternative proposal with respect to TAM or LAN (which we refer to as a “competing proposal”) to any party or its representatives,

•	a competing proposal by any person becomes publicly known, or

•	any person publicly announces an intention (whether or not conditional) to make a competing proposal;

and, in each case, the transaction agreements automatically terminate solely because either of the minimum conditions is not satisfied or because an appraisal event occurs.

LAN is required to pay TAM a fee equal to $200 million (which we refer to as the “LAN termination fee”) and reimburse TAM for all documented out-of-pocket expenses incurred by it or any of its subsidiaries in connection with the transaction agreements and the transactions contemplated by the transaction agreements up to a maximum amount of $25 million (no later than the second business day after LAN receives documentation for reimbursement) if:

•

the TAM controlling shareholders terminate the transaction agreements because the board of directors of LAN or any committee thereof (x) withholds, withdraws or modifies or qualifies in any manner adverse to TAM either of the recommendations of the board of directors of LAN in support of the proposed combination, (y) approves, adopts, or recommends any alternative proposal, or (z) makes, causes to be made or resolves to make or cause to be made any public statement proposing or announcing an intention to take any of the foregoing actions; or

•

within 12 months after the date that a competing proposal termination occurs, LAN or any of its subsidiaries complete any transaction that constitutes a competing proposal with the person that made the competing proposal or any of its affiliates, enter into any binding or non-binding agreement with such person or any of its affiliates providing for a transaction that constitutes a competing proposal or LAN’s board of directors approves or recommends to its shareholders or does not oppose any competing proposal made by such person or any of its affiliates (in each case regardless of whether such competing proposal was made or announced or became publicly known before or after termination of the transaction agreements and in any such case the LAN termination fee is payable on the date that is the first to occur of the event(s) referred to in this paragraph).

Remedies

If either LAN or TAM fails promptly to pay the amount due to the other party as a result of the termination of the transaction agreements under certain circumstances and, in order to obtain such payment, the other party commences a suit that results in a judgment against LAN or TAM for all or a portion of the TAM termination fee or the LAN termination fee, as applicable, such party is required to pay to the other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the TAM termination fee or the LAN termination fee, as applicable, accruing from the date such payment was required to be made pursuant to the transaction agreements until the date of payment at the six-month LIBOR rate in effect on the date such payment was required to be made plus 3%. The right to receive the fees and expenses payable described above under the “—Termination Fees” section of this offer to exchange/prospectus beginning on page 256 will be in addition to, and not instead of, any other remedies a party may have at law or in equity with respect to breaches of the transaction agreements by the other party.

Indemnification

Indemnification by LAN

LAN is required to indemnify, defend and hold the TAM controlling shareholders, their affiliates and their respective directors, officers, employees and shareholders harmless from and against any and all damages, losses, charges, liabilities, claims, demands, actions, suits, proceedings, payments, judgments, settlements, assessments, deficiencies, taxes, interest, penalties, and costs and expenses (including reasonable attorneys’ fees and disbursement) (which we refer to collectively as “indemnifiable losses”) incurred by any of them (whether or not involving a claim by any third party) arising out of or resulting from (i) the failure of the exchange offer to be completed solely as a result of any failure by LAN to confirm in writing to the TAM controlling shareholders on the expiration date that any exchange offer condition waivable only by LAN (other than the squeeze-out condition) was satisfied if (but only if) such condition was in fact satisfied or (ii) any failure of the exchange offer to be completed after the TAM controlling shareholders have paid for the TEP Chile subscription.

Indemnification by the TAM controlling shareholders

The TAM controlling shareholders, jointly and severally, are required to indemnify, defend and hold LAN, its affiliates and its respective directors, officers, employees and shareholders harmless from and against any and all indemnifiable losses incurred by any of LAN (whether or not involving a claim by a third party) arising out of or resulting from any failure by the TAM controlling shareholders to confirm in writing to LAN on the expiration date that any of the subscription conditions was satisfied if (but only if) such condition was in fact satisfied.

Access

Subject to certain exceptions, both LAN and TAM will, upon reasonable prior written notice, afford the other and its authorized representatives reasonable access to it and furnish the other information concerning its business, properties and personnel as may reasonably be requested until the completion of the exchange offer or termination of the transaction agreements, whichever occurs sooner.

Amendment

The parties are not permitted to amend the transaction agreements after the commencement of the exchange offer.

Expenses

Except for the termination fees described above, each party is required to pay its own fees and expenses that it incurs in connection with the transaction agreements, the mergers and the other transactions contemplated by the transaction agreements, regardless of whether the exchange offer is commenced or the exchange offer and the mergers are completed, except that expenses incurred in connection with the printing and mailing of this offer to exchange/prospectus and the filing fee for the Registration Statement will be shared equally by LAN, on the one hand, and the TAM controlling shareholders, on the other hand.

Choice of Law and Jurisdiction

The transaction agreements are governed by New York law with regard to all matters other than the authorization and execution of the transaction agreements, which are governed by the laws of each party’s jurisdiction of incorporation.

SHAREHOLDERS AGREEMENTS

As discussed above under “The Exchange Offer—Plans for TAM after the Combination” section of this offer to exchange/prospectus beginning on page 234, following the combination of LAN and TAM, TAM will continue to exist as a subsidiary of Holdco I (and as an affiliate of LAN) and LAN’s name will be changed to “LATAM Airlines Group S.A.” Prior to the date of this offer to exchange/prospectus, LAN and the LAN controlling shareholders entered into several shareholders agreements with TAM, Holdco I and TEP Chile to set forth the parties’ agreement with respect to the governance, management and operation of LAN, Holdco I, TAM and their respective subsidiaries (which we refer to collectively as the “LATAM Group”) following the effective time. The shareholders agreements set forth an extensive set of principles that will apply to the corporate governance and organization of the LATAM Group following the effective time, which are summarized below. Pursuant to their terms, the shareholders agreements will become effective only if and at the time that Holdco I becomes a holder of at least 80% of the outstanding TAM common shares.

Governance and Management of LATAM Group

The control group shareholders agreement and the LAN-TEP shareholders agreement set forth the parties’ agreement on the governance and management of the LATAM Group following the effective time. The key provisions of these agreements are summarized below but are qualified in their entirety by reference to the full text of these agreements, which are included as Annex H and Annex I to the Registration Statement. For a full understanding of these agreements, we advise you to read these agreements carefully and in their entirety. We refer to the shareholders agreement among the LAN controlling shareholders and TEP Chile, which sets forth the parties’ agreement concerning the governance, management and operation of the LATAM Group, and voting and transfer of their respective LAN common shares and TEP Chile’s voting shares of Holdco I, following the effective time, as the “control group shareholders agreement.” We refer to the shareholders agreement between LAN and TEP Chile, which sets forth the parties’ agreement concerning the governance, management and operation of the LATAM Group following the effective time as, the “LAN-TEP shareholders agreement.”

Composition of the LATAM Board

LAN expects that Mr. Maurício Rolim Amaro and Maria Cláudia Oliveira Amaro will be elected to the LATAM board of directors at a special meeting of the shareholders of LATAM to be held after the effective time in which the entire LATAM board of directors will be replaced. Mr. Maurício Rolim Amaro will be the chairman of LATAM’s board of directors for the first two years following the effective time. If Mr. Amaro vacates this position for any reason within that two-year period, TEP Chile has the right to select a replacement to complete his term. Thereafter, LATAM’s board of directors will appoint any of its members as the chairman of LATAM’s board of directors, from time to time, in accordance with LATAM’s by-laws.

LATAM Board Committees

Promptly after the effective time, LATAM’s board of directors will establish the following four committees to review, discuss and make recommendations to LATAM’s board of directors: the Strategy Committee, the Leadership Committee, the Finance Committee and the Brand, Product and Frequent Flyer Program Committee. The Strategy Committee will focus on the corporate strategy, current strategic issues and the three-year plans and budgets for the main business units and functional areas and high-level competitive strategy reviews. The Leadership Committee will focus on, among other things, group culture, high-level organizational structure, appointment of the chief executive officer (Vice Presidente Ejecutivo) of the LATAM Group (which we refer to as the “LATAM CEO”) and his or her other reports, corporate compensation philosophy, compensation structures and levels for the LATAM CEO and other key executives, succession or contingency planning for the LATAM CEO and performance assessment of the LATAM CEO. The Finance Committee will be responsible for financial policies and strategy, capital structure, monitoring policy compliance, tax optimization strategy and the quality and reliability of financial information. Finally, the Brand and Frequent Flyer Program Committee will be responsible for brand strategies and brand building initiatives for the corporate and main business unit brands, the main characteristics of products and services for each of the main business units, frequent flyer program strategy and key program features and regular audit of brand performance.

Management of the LATAM Group

Enrique Cueto Plaza, LAN’s current CEO, will be the LATAM CEO following the effective time. The LATAM CEO will be the highest ranked officer of the LATAM Group and will report directly to the board of directors of LATAM. The LATAM CEO will be charged with the general supervision, direction and control of the business of the LATAM Group and certain other responsibilities set forth in the LAN-TEP shareholders agreement. After any departure of the LATAM CEO, LATAM’s board of directors will select his or her successor after receiving the recommendation of the Leadership Committee.

Ignacio Cueto Plaza, LAN’s current president and chief operating officer (Gerente General), will be the chief operating officer of LATAM (which we refer to as the “LATAM COO”) following the effective time. The LATAM COO will report directly to the LATAM CEO and will have general supervision, direction and control of the passenger and cargo operations of the LATAM Group, excluding those conducted by Holdco I, TAM and its subsidiaries, and the international passenger business of the LATAM Group. The LATAM COO, together with the chief executive officer of TAM Group (as defined below) (which we refer to as the “TAM Group CEO”), will recommend a candidate to the LATAM CEO to serve as the head of the international passenger business of the LATAM Group (including both long haul and regional operations), who shall report jointly to the LATAM COO and the TAM Group CEO. The key executives of the LATAM Group (other than the LATAM CEO and those in the TAM Group) will be appointed by, and will report, directly or indirectly, to the LATAM CEO.

The head office of the LATAM Group will continue to be located in Santiago, Chile following the effective time.

Governance and Management of Holdco I and TAM

The Holdco I shareholders agreement and the TAM shareholders agreement (each as defined below) set forth the parties’ agreement on the governance and management of Holdco I, TAM and its subsidiaries (which we refer to collectively as the “TAM Group”) following the effective time. The key provisions of these agreements are summarized below but are qualified in their entirety by reference to the full text of these agreements, which are included as Annex J and Annex K to the Registration Statement. For a full understanding of these agreements, we advise you to read these agreements carefully and in their entirety. We refer to the shareholders agreement among LAN, Holdco I and TEP Chile, which sets forth the parties’ agreement concerning the governance, management and operation of Holdco I, and voting and transfer of voting shares of Holdco I, following the effective time as the “Holdco I shareholders agreement” and to the shareholders agreement among LAN, Holdco I, TAM and TEP Chile, which sets forth the parties’ agreement concerning the governance, management and operation of TAM and its subsidiaries following the effective time as the “TAM shareholders agreement.”

Composition of the Holdco I and TAM Boards

The Holdco I shareholders agreement and TAM shareholders agreement generally provide for identical boards of directors and the same CEO at both Holdco I and TAM, with LAN appointing two directors and TEP Chile appointing four directors (including the chairman of the board of directors). For the first two years after the effective time, the chairman of the boards of directors of both Holdco I and TAM will be Maria Cláudia Oliveira Amaro.

The control group shareholders agreement provides that the persons elected by or on behalf of the LAN controlling shareholders or the controlling shareholder of TAM to LATAM’s board of directors must also serve on the boards of directors of both Holdco I and TAM.

Management of Holdco I and TAM

The day-to-day business and affairs of Holdco I will be managed by the TAM CEO under the oversight of the board of directors of Holdco I. The day-to-day business and affairs of TAM will be managed by the “TAM Diretoria” under the oversight of the board of directors of TAM. The TAM Diretoria will be comprised of the TAM Group CEO, the chief financial officer of TAM (which we refer to as the “TAM CFO”), the chief operating officer of TAM (which we refer to as the “TAM COO”) and the chief commercial officer of TAM (which we refer to as the “TAM CCO”). Marco Bologna, currently the chief executive officer of TAM, will be the initial CEO of Holdco I and TAM (which we refer to as the “TAM CEO”) and any successor CEO will be selected by LAN from three candidates proposed by TEP Chile. The TAM CEO will have general supervision, direction and control of the business and operations of the TAM Group (other than the international passenger business of the LATAM Group) and will carry out all orders and resolutions of the board of directors of TAM. The initial TAM CFO will be jointly selected by LAN and TEP Chile and any successor CFO will be selected by TEP Chile from three candidates proposed by LAN. The TAM COO and TAM CCO will be jointly selected and recommended to the board of directors of TAM by the TAM CEO and TAM CFO and approved by the board of directors of TAM. These shareholders agreements also regulate the composition of the boards of directors of subsidiaries of TAM.

TAM will continue to be headquartered in São Paulo, Brazil following the effective time.

Supermajority Actions

Certain actions by Holdco I or TAM require supermajority approval by the board of directors or the shareholders of Holdco I or TAM, which effectively require the approval of both LAN and TEP Chile before the specified actions can be taken. Supermajority approval of the board of directors of Holdco I or TAM, as the case may be, requires the affirmative vote of five out of six of the members of such board of directors. Supermajority approval of the shareholders of Holdco I requires the affirmative vote of the holders of shares representing at least 95% of the total number of Holdco I voting shares then issued and outstanding at a duly called meeting of the shareholders of Holdco I at which a quorum is present and acting throughout. Supermajority approval of the shareholders of TAM requires the affirmative vote of the holders of shares representing at least 85% of the total number of TAM common shares or TAM shares, as the case may be, then issued and outstanding at a duly called meeting of the shareholders of TAM at which a quorum is present and acting. Actions that require supermajority approval of the Holdco I board of directors or the board of directors of TAM include, as applicable:

•	approve the annual budget and business plan and the multi-year business (which we refer to collectively as the “approved plans”), as well as any amendments to these plans;

•

to take or agree to take any action which causes, or will reasonably cause, individually, or in the aggregate, any capital, operating or other expense of any TAM Company to be greater than (i) the lesser of 1% of revenue or 10% of profit under the approved plans, with respect to actions affecting the profit and loss statement, or (ii) the lesser of 2% of assets or 10% of cash and cash equivalents (as defined by IFRS) as set forth in the approved plans then in effect, with respect to actions affecting the cash flow statement;

•	to create, dispose of or admit new shareholders to any subsidiary of any TAM Company, except to the extent expressly contemplated in the approved plans;

•

to approve the acquisition, disposal, modification or encumbrance by any TAM Company of any asset greater than $15 million or of any equity securities or securities convertible into equity securities of any TAM Company or other company, except to the extent expressly contemplated in the approved plans;

•	to approve any investment in assets not related to the corporate purpose of the relevant company, except to the extent expressly contemplated in the approved plans;

•	to enter into any agreement in an amount greater than $15 million, except to the extent expressly contemplated in the approved plans;

•

to enter into any agreement related to profit sharing, joint ventures, business collaborations, alliance memberships, code sharing arrangements, except as approved by the business plans and budget then in effect, except to the extent expressly contemplated in the approved plans;

•

to terminate, modify or waive any rights or claims of a relevant company or its subsidiaries under any arrangement in any amount greater than $15 million, except to the extent expressly contemplated in the approved plans;

•

to commence, participate in, compromise or settle any material action with respect to any litigation or proceeding in an amount greater than $15 million, relating to the relevant company, except to the extent expressly permitted in the approved plans;

•	to approve the execution, amendment, termination or ratification of agreements with related parties, except to the extent expressly contemplated in the approved plans;

•	to approve any financial statements, amendments, or to any accounting, dividend or tax policy of the relevant company;

•	to approve the grant of any security interest or guarantee to secure obligations of third parties;

•	to appoint executives other than the Holdco I CEO or the TAM Diretoria or to re-elect the then current TAM CEO or TAM CFO; and

•	to approve any vote to be cast by the relevant company or its subsidiaries in its capacity as a shareholder.

Actions requiring supermajority shareholder approval include:

•

to approve any amendments to the by-laws of any relevant company or its subsidiaries in respect to the following matters: (i) corporate purpose, (ii) corporate capital, (iii) the rights inherent to each class of shares and its shareholders, (iv) the attributions of shareholder regular meetings or limitations to attributions of the board of directors, (v) changes in the number of directors or officers, (vi) the term, (vii) the change in the corporate headquarters of a relevant company, (viii) the composition, attributions and liabilities of management of any relevant company, and (ix) dividends and other distributions;

•	to approve the dissolution, liquidation, winding-up of a relevant company;

•	to approve the transformation, merger, spin-up or any kind of corporate reorganization of a relevant company;

•	to pay or distribute dividends or any other kind of distribution to the shareholders;

•	to approve the issuance, redemption or amortization of any debt securities, equity securities or convertible securities;

•	to approve a plan or the disposal by sale, encumbrance or otherwise of 50% or more of the assets, as determined by the balance sheet of the previous year, of Holdco I;

•

to approve the disposal by sale, encumbrance of otherwise of 50% or more of the assets of a subsidiary of Holdco I representing at least 20% of Holdco I or to approve the sale, encumbrance or disposition of equity securities such that Holdco I loses control of such subsidiary;

•	to approve the grant of any security interest or guarantee to secure obligations in excess of 50% of the assets of the relevant company; and

•	to approve the execution, amendment, termination or ratification of acts or agreements with related parties but only if applicable law requires approval of such matters.

Voting Agreements, Transfers and Other Arrangements

Voting Agreements

The LAN controlling shareholders and TEP Chile have agreed in the control group shareholders agreement to vote their respective LAN common shares as follows after the effective time:

•	until such time as TEP Chile sells any of its LAN common shares (other than the exempted shares (as defined below) held by TEP Chile, the LAN controlling shareholders will vote their LAN common shares to elect to the board of directors of LATAM any individual designated by TEP Chile unless TEP Chile beneficially owns enough LAN common shares to directly elect two directors to the board of directors of LATAM;

•	to vote their LAN common shares to assist the other parties in removing and replacing the directors with such other parties elected to the board of directors of LATAM;

•

to consult with one another and use their good faith efforts to reach an agreement and act jointly on all actions (other than actions requiring supermajority approval under Chilean law) to be taken by the board of directors of LATAM or the LAN shareholders;

•

to maintain the size of the board of directors of LATAM at a total of nine directors and to maintain the quorum required for action by the board of directors of LATAM at a majority of the total number of directors of the board of directors of LATAM; and

•

if, after good faith efforts to reach an agreement with respect to any action that requires supermajority approval under Chilean law and a mediation period, the parties do not reach such an agreement then TEP Chile has agreed to vote its shares on such supermajority matter as directed by the LAN controlling shareholders (which we refer to as a “directed vote”).

The number of “exempted shares” of TEP Chile means that number of LAN common shares which TEP Chile owns immediately after the effective time in excess of 12.5% of the outstanding LAN common shares at such time as determined on a fully diluted basis.

The parties to the Holdco I shareholders agreement and TAM shareholders agreement have agreed to vote their voting shares of Holdco I and shares of TAM so as to give effect to the agreements with respect to representation on the board of directors of TAM discussed above.

Transfer Restrictions

Pursuant to the control group shareholders agreement, the LAN controlling shareholders and TEP Chile are subject to certain restrictions on sales, transfers and pledges of the LAN common shares and (in the case of TEP Chile only) the voting shares of Holdco I beneficially owned by them. Except for a limited amount of LAN common shares, neither the LAN controlling shareholders nor TEP Chile may sell any of its LAN common shares, and TEP Chile may not sell its voting shares of Holdco I, until the third anniversary of the effective time. Thereafter, sales of LAN common shares by either party are permitted, subject to (i) certain limitations on the volume and frequency of such sales and (ii) in the case of TEP Chile only, TEP Chile satisfying certain minimum ownership requirements. After the tenth anniversary of the effective time, TEP Chile may sell all of its LAN common shares and voting shares of Holdco I as a block, subject to (x) approval of the transferee by the board of directors of LATAM, (y) the condition that the sale not have an adverse effect (as defined below) and (z) a right of first offer in favor of the LAN controlling shareholders (which we refer to collectively as “block sale provisions”). An “adverse effect” is defined in the control group shareholders agreement to mean a material adverse effect on LATAM’s and Holdco I’s ability to own or receive the full benefits of ownership of TAM and its subsidiaries or the ability of TAM and its subsidiaries to operate their airline businesses worldwide. The LAN controlling shareholders have agreed to transfer to LAN any voting shares of Holdco I acquired pursuant to such right of first offer to LAN for the same consideration paid for such shares.

In addition, TEP Chile may sell all LAN common shares and voting shares of Holdco I beneficially owned by it as a block, subject to satisfaction of the block sale provisions, after the third anniversary of the effective time if a release event (as described below) occurs or if TEP Chile is required to make two or more directed votes during any 24-month period at two meetings (consecutive or not) of the shareholders of LAN held at least 12 months apart and LAN has not yet fully exercised its conversion option described below. A “release event” will occur if (i) a capital increase of LATAM occurs, (ii) TEP Chile does not fully exercise the preemptive rights granted to it under applicable law in Chile with respect to such capital increase in respect of all of its restricted

LAN common shares, and (iii) after such capital increase is completed, the individual designated by TEP Chile for election to the board of directors of LATAM with the assistance of the LAN controlling shareholders is not elected to the board of directors of LATAM.

In addition, after the tenth anniversary of the effective time and after the occurrence of the full ownership trigger date (as described under the “Shareholders Agreements—Conversion Option” section of this offer to exchange/prospectus beginning on page 264), TEP Chile may sell all or any portion of its LAN common shares, subject to (x) a right of first offer in favor of the LAN controlling shareholders and (y) the restrictions on sales of LAN common shares more than once in a 12-month period.

The control group shareholders agreement provides certain exceptions to these restrictions on transfer for certain pledges of LAN common shares made by the parties and for transfers to affiliates, in each case under certain limited circumstances.

In addition, TEP Chile agreed in the Holdco I shareholders agreement not to vote its voting shares of Holdco I, or to take any other action, in support of any transfer by Holdco I of any equity securities or convertible securities issued by it or by any of TAM or its subsidiaries without LAN’s prior written consent.

Restriction on transfer of TAM shares.

LAN agreed in the Holdco I shareholders agreement not to sell or transfer any TAM shares to any person (other than LAN’s affiliates) at any time when TEP Chile owns any voting shares of Holdco I. However, LAN will have the right to effect such a sale or transfer if, at the same time as such sale or transfer, LAN (or its assignee) acquires all of the voting shares of Holdco I beneficially owned by TEP Chile for an amount equal to TEP Chile’s then current tax basis in such shares and any costs TEP Chile is required to incur to effect such sale or transfer. TEP Chile has irrevocably granted LAN the assignable right to purchase all of the voting shares of Holdco I beneficially owned by it in connection with any such sale.

Conversion Option

Pursuant to the control group shareholders agreement and the Holdco I shareholders agreement, LAN has the unilateral right to convert LAN’s shares of non-voting stock of Holdco I into shares of voting stock of Holdco I to the maximum extent allowed under law and to increase LAN’s representation on the TAM and Holdco I boards of directors if and when permitted in accordance with foreign ownership control laws in Brazil and other applicable laws if the conversion would not have an adverse effect (as defined under the “Shareholders Agreements—Voting Agreements, Transfers and Other Arrangements—Transfer Restrictions” section of this offer to exchange/prospectus beginning on page 263).

On or after the tenth anniversary of the effective time and after LAN has fully converted all of its shares of non-voting stock of Holdco I into shares of voting stock of Holdco I as permitted by Brazilian law and other applicable laws, LAN will have the right to purchase all of the voting shares of Holdco I held by the TAM controlling shareholders for an amount equal to their then current tax basis in such shares and any costs incurred by them to effect such sale (which we refer to as the “sale consideration”). If LAN does not timely exercise LAN’s right to purchase these shares or if, after the tenth anniversary of the effective time, LAN has the right under applicable Brazilian law and other applicable law to fully convert all the shares of non-voting stock of Holdco I beneficially owned by LAN into shares of voting stock of Holdco I and such conversion would not have an adverse effect but LAN has not fully exercised such right within a specified period, then the TAM controlling shareholders will have the right to put their shares of voting stock of Holdco I to LAN for an amount equal to the sale consideration.

Acquisitions of TAM Stock

The parties have agreed that all acquisitions of TAM common shares by any member of the LATAM Group from and after the effective time will be made by Holdco I.

INTERESTS OF CERTAIN PERSONS

In considering the recommendation of the board of directors of TAM that you should approve the exchange offer and tender your TAM shares or TAM ADSs into the exchange offer, you should be aware that certain directors and executive officers of TAM may have financial or other interests in the proposed combination that may be different from, or in addition to, those of the holders of TAM shares and TAM ADSs generally. The board of directors of TAM was aware of and considered these potential interests, among other matters, in evaluating and negotiating the transaction agreements, in approving the exchange offer and the other transactions contemplated by the transaction agreements and in recommending to you that you approve the exchange offer and tender your TAM shares and/or TAM ADSs into the exchange offer.

In addition, certain members of the LAN board of directors and management own, directly or indirectly through Costa Verde Internacional (which we refer to as “CVI”) 866,527 TAM preferred shares. CVI is a company incorporated in the British Virgin Islands, whose address is Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands. For more information regarding TAM shares owned by members of the board of directors of LAN, see the “—Security Ownership of Certain Beneficial Owners and Management of LAN” section below in this section.

Board Representation

LAN expects that Mr. Maurício Rolim Amaro and Maria Cláudia Oliveira Amaro will be elected to the board of directors of LATAM at a special meeting of shareholders of LATAM to be held after the effective time in which the entire LATAM board of directors will be replaced. Pursuant to the LAN-TEP shareholders agreement, Mr. Maurício Rolim Amaro will be the chairman of the board of directors of LATAM for the first two years following the effective time. Pursuant to the control group shareholders agreement, until such time as TEP Chile sells any of its LAN common shares (other than the exempted shares), unless TEP Chile beneficially owns enough LAN common shares to elect two directors to the board of directors of LATAM by voting such shares, the LAN controlling shareholders have agreed to vote their LAN common shares to elect to the board of directors of LATAM any individual designated by TEP Chile.

The LAN controlling shareholders intend to implement these agreements upon completion of the exchange offer and the mergers by obtaining the voluntary resignation of two directors of LAN’s board of directors and requesting that LAN’s board of directors, in accordance with Chilean law, appoint the corresponding replacement directors to serve until the next ordinary shareholders’ meeting.

Pursuant to the Holdco I shareholders agreement and the TAM shareholders agreement, Maria Cláudia Oliveira Amaro will be the chairman of the boards of directors of Holdco I and TAM for the first two years following the effective time.

For a further discussion of these arrangements, see the “Shareholders Agreements” section of this offer to exchange/prospectus beginning on page 259.

Interests of Affiliates

Pursuant to the LAN-TEP shareholders agreement, Marco Bologna, the current CEO of TAM, will serve as the TAM CEO following the effective time.

For a further discussion of this arrangement and the ability of the TAM controlling shareholders to indirectly select the other members of the TAM Diretoria, see the “Shareholders Agreements” section of this offer to exchange/prospectus beginning on page 257. For a discussion of the treatment of stock options in the mergers, see “The Transaction Agreements—Effects of the Mergers—TAM Options” section of this offer to exchange/prospectus beginning on page 255.

LATAM Management

Pursuant to the LAN-TEP shareholders agreement, Mr. Enrique Cueto Plaza, LAN’s current chief executive officer, will be the LATAM CEO and Ignacio Cueto Plaza, LAN’s current chief operating officer, will be the president and LATAM COO. In addition, Mr. Líbano Barroso, current chief executive officer of TAM L.A., will become LATAM CFO. Mr. Enrique Cueto Plaza will appoint the executive officers of LATAM, with the exception of the officers of Holdco I and the TAM Group. The information required by Item 19(a)(7) of Form F-4 for Mr. Libano Barroso is incorporated by reference from the TAM 2011 Form 20-F.

Director Liability under the Securities Act

No provision of LAN’s By-laws provides for the indemnification of its directors and officers. Under Chilean law, a director or officer of a corporation will not be liable for actions within the scope of his or her authority, provided that the director or officer exercised his or her duty of care.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, LAN has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Other Affiliations

Mr. André Santos Esteves, a member of the board of directors of TAM, is the chief executive officer of BTG Pactual, and Mr. Carlos Daniel Rizzo da Fonseca, a senior executive of BTG Pactual and head of the Merchant Banking Division of BTG Pactual, serves on the board of directors of Multiplus. BTG Pactual is acting as the financial advisor and has rendered a fairness opinion to the board of directors of TAM with respect to the proposed combination of LAN and TAM. For information about the services BTG Pactual has rendered to TAM and its affiliates and the fees TAM and its affiliates have paid to BTG Pactual in the past and will pay to BTG Pactual if the proposed combination is completed, see the “TAM Board of Directors’ Recommendation—Opinions of TAM’s Financial Advisor” section of this offer to exchange/prospectus beginning on page 165.

Security Ownership of Certain Beneficial Owners and Management of TAM

The following table sets forth the number of TAM common shares and TAM preferred shares beneficially owned as of May 4, 2012 by (i) each director of TAM, (ii) each executive officer of TAM, (iii) all of the directors and executive officers of TAM as a group and (iv) each person or entity TAM knows to beneficially own more than 5% of the outstanding TAM shares.

Beneficial Owners	Title	Number of TAM Preferred Shares Beneficially Owned	Percent of Class	Number of TAM Common Shares Beneficially Owned	Percent of Class
Directors
Maria Cláudia Oliveira Amaro	Chairman	10,907,893	10.84	20,077,965	35.97
Maurício Rolim Amaro	Vice Chairman	10,907,893	10.84	20,077,965	35.97
Noemy Almeida Oliveira Amaro	Director	974,956	0.97	2,886,441	5.17
André Santos Esteves	Director	1	0.00	0	0.00
Antônio Luiz Pizarro Manso	Director	1	0.00	0	0.00
Emilio Romano	Director	0	0.00	1	0.00
Marco Antonio Bologna	Director	0	0.00	1	0.00
Waldemar Verdi Júnior	Director	0	0.00	1	0.00
Total Directors		22,790,744	22.65	43,042,374	77.11
Executive Officers
Marco Antonio Bologna	Chief Executive Officer	0	0.00	1	0.00

Beneficial Owners	Title	Number of TAM Preferred Shares Beneficially Owned	Percent of Class	Number of TAM Common Shares Beneficially Owned	Percent of Class
Líbano Miranda Barroso	Chief Executive Officer, TAM LA	64,700	0.06	0	0.00
Ruy Antonio Mendes Amparo	Director	0	0.00	0	0.00
José Zaidan Maluf	Director	14,193	0.01	551	0.00
Claudia Sender	Director	0	0.00	0	0.00
Total Executive Officers		78,893	0.24	552	0.00
Total Directors and Executive Officers		22,869,637	22.73	43,042,926	77.11
5% Beneficial Owners
João Francisco Amaro		2,394,413	2.38	4,610,334	8.26
Morgan Stanley Uruguay Ltda		6,943,041	6.90	1,410,899	2.53
TAM Stock Option Plan (as of May 4, 2012)		500,762	1.49	0	0.00

Security Ownership of Certain Beneficial Owners and Management of LAN

The following table sets forth the number of LAN common shares beneficially owned as of May 4, 2012 by (i) each director of LAN, (ii) each executive officer of LAN, (iii) all of the directors and executive officers of LAN as a group and (iv) each person or entity LAN knows to beneficially own more than 5% of the outstanding LAN shares.

Beneficial Owners	Title	Number of LAN Shares Beneficially Owned		Percent of Class
Directors
Jorge Awad Mehech	Chairman	201,784	*	0.06
Mr. Darío Calderón González	Vice Chairman	0		0.00
José Cox Donoso	Director	2,654,324		0.78
Juan José Cueto Plaza	Director	115,399,502	**	33.84
Ramón Eblen Kadis	Director	31,778,049	***	9.32
Bernardo Fontaine Talavera	Director	12,480		0.00
Carlos Heller Solari	Director	27,295,973		8.01
Juan Gerardo Jofré Miranda	Director	0		0
Jorge Salvatierra	Director	800	****	0.00
Executive Officers
Enrique Cueto Plaza	Chief Executive Officer	115,399,502	**	33.84
Ignacio Cueto Plaza	President and Chief Operating Officer	115,399,502	**	33.84
Alejandro de Fuente Goic	Chief Financial Officer	70,000		0.02
Armando Valdivieso Montes	Chief Executive Officer – Passenger	59,704		0.02
Cristián Ureta Larraín	Chief Executive Officer – Cargo	0		0.00
Roberto Alvo Milosawlewitsch	Senior Vice President – Strategic Planning	0		0.00
Cristián Toro Cañas	Senior Vice President – Legal	0		0.00

*	Held indirectly through Inversiones y Asesorías Fabiola S.A.

**	Held indirectly through Costa Verde Aeronáutica, Mineras del Cantábrico and Inversiones Nueva Costa Verde Aeronáutica Limitada
***	Held indirectly through the Eblen Group.
****	Held indirectly through Inversiones Moorea Ltda.

Beneficial Owners	Title	Number of LAN Shares Beneficially Owned	Percent of Class
Enrique Elsaca Hirmas	Senior Vice President – Operations	8,230	0.00
Emilio del Real Sota	Senior Vice President – Human Resources	0	0.00
Pablo Querol	Senior Vice President – Corporate Affairs	0	0.00
Total Directors and Executive Officers		177,480,846	52.05%
5% Beneficial Owners
Costa Verde Aeronautica S.A.		90,575,407	26.56%
Inv. Andes. S.A.		22,288,695	6.54%
Inversiones Nueva Coste Verde Aeronautica LTDA		17,745,000	5.20%

The following table sets forth the number of TAM common shares and TAM preferred shares beneficially owned as of May 4, 2012 by each director and executive officer of LAN.

Beneficial Owners	Title	Number of TAM Preferred Shares Beneficially Owned		Percent of Class	Number of TAM Common Shares Beneficially Owned	Percent of Class
Directors
Jorge Awad Mehech	Chairman	0		0.00	0	0.00
Mr. Darío Calderón González	Vice Chairman	0		0.00	0	0.00
José Cox Donoso	Director	0		0.00	0	0.00
Juan José Cueto Plaza	Director	866,527	*	0.86	0	0.00
Ramón Eblen Kadis	Director	0		0.00	0	0.00
Bernardo Fontaine Talavera	Director	2,490		0.00	0	0.00
Carlos Heller Solari	Director	0		0.00	0	0.00
Juan Gerardo Jofré Miranda	Director	5,700		0.01	0	0.00
Jorge Salvatierra	Director	0		0.00	0	0.00
Executive Officers
Enrique Cueto Plaza	Chief Executive Officer	866,527	*	0.86	0	0.00
Ignacio Cueto Plaza	President and Chief Operating Officer	866,527	*	0.86	0	0.00
Alejandro de Fuente Goic	Chief Financial Officer	0		0.00	0	0.00
Armando Valdivieso Montes	Chief Executive Officer – Passenger	0		0.00	0	0.00
Cristián Ureta Larraín	Chief Executive Officer – Cargo	0		0.00	0	0.00
Roberto Alvo Milosawlewitsch	Senior Vice President – Strategic Planning	0		0.00	0	0.00

*	Held indirectly through ownership interest in CVI.

Beneficial Owners	Title	Number of TAM Preferred Shares Beneficially Owned	Percent of Class	Number of TAM Common Shares Beneficially Owned	Percent of Class
Cristián Toro Cañas	Senior Vice President – Legal	0	0.00	0	0.00
Enrique Elsaca Hirmas	Senior Vice President – Operations	0	0.00	0	0.00
Emilio del Real Sota	Senior Vice President – Human Resources	0	0.00	0	0.00
Pablo Querol	Senior Vice President – Corporate Affairs	0	0.00	0	0.00

The information required by paragraphs (a)(5) and (a)(7) of Item 19 of Form F-4 has been incorporated by reference from the LAN 2011 Form 20-F.

Identity and Background of Controlling Persons, Directors and Executive Officers of LAN

LAN and the Directors and Executive Officers of LAN

The business address of each of LAN’s directors and executive officers is Presidente Riesco 5711, 20th Floor Las Condes, Santiago, Chile and the business telephone number is (56-2) 565-2525. Set forth below are brief biographical descriptions of LAN’s directors and executive officers.

Directors

Mr. Jorge Awad Mehech, a 66-year-old Chilean citizen, has served as chairman and member of LAN’s board of directors since July 2001. Mr. Awad had previously served as chairman of LAN’s board of directors from 1994 to October 2000. Mr. Awad’s current term as chairman ends on the date of the annual shareholders’ meeting to be held in 2014. He held the position of Senior Vice President of Fast Air, a Chilean cargo airline, from 1979 to 1993. Mr. Awad is the Chairman of the Chilean Association of Banks and Financial Institutions and a member of the Council of the Television Corporation of the Pontifical Catholic University of Valparaíso. Additionally, Mr. Awad serves on the board of directors of Banco de Chile and Sociedad Matriz del Banco de Chile, acting as well as Chairman of the Directors and Audit Committees of the latter companies. He is also a board member of Instituto Chileno de Administración Racional de Empresas, a Chilean organization seeking to promote private enterprise, and Prohumana, a Chilean organization that promotes corporate social responsibility within Chilean corporations as well as a board member of ICARE. Mr. Awad previously served as director of ICARE, Universidad de Talca and Envases del Pacífico S.A. As of May 4, 2012, according to shareholder registration data in Chile, Mr. Awad shared in the beneficial ownership of LAN, through Inversiones y Asesorías Fabiola S.A., of 201,784 common shares (0.06% of the outstanding LAN shares). Mr. Awad is also chairman and member of the board of directors of Holdco II.

Mr. Darío Calderón González, a 65-year-old Chilean citizen, has served on LAN’s board of directors since 1994. Mr. Calderón’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2014. Since 1970, Mr. Calderón has been a partner of Calderón y Cía, a Chilean law firm (Rosario Norte 555, Oficina 1701, Las Condes, Santiago). Mr. Calderón currently serves on the board of directors of other Chilean companies, including Integramédica S.A., Imprenta A Molina Flores S.A., Enjoy S.A., and Datanet S.A. Mr. Calderón is also a board member and chairman of Nutrechile A.G., a non-profit organization organized by all the concessionaries of the Junta de Auxilio Escolar y Becas (Board of Students Aid and Scholarships) of the Chilean Ministry of Education.

Mr. José Cox Donoso, a 57-year-old Chilean citizen, has served on LAN’s board of directors from April 1994 to June 1995 and from September 1995 to the present. Mr. Cox’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2014. Mr. Cox has also served as chairman of the board of directors of LAN Cargo since September 1995. In addition, Mr. Cox serves on the board of directors of CMB- Prime Administradora de Fondos S.A., Socovesa S.A., Puerto Coronel S.A., Puerto Angamos S.A., Kaufmann S.A., Asesorías e Inversiones Ilihue S.A. and Inversiones Tricahue S.A. As of May 4, 2012, according to shareholder registration data in Chile, Mr. Cox shared in the beneficial ownership of LAN, through Asesorías e Inversiones Ilihue Limitada, 2,654,324 LAN common shares (0.78% of the outstanding LAN shares).

Mr. Juan José Cueto Plaza, a 51-year-old Chilean citizen, has served on LAN’s board of directors since 1994. Mr. Cueto’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2014. Mr. Cueto currently serves as Executive Vice President of Inversiones Costa Verde S.A., a position he has held since 1990, and serves on the boards of directors of Consorcio Maderero S.A. and Minera Michilla S.A., Inversiones del Buen Retiro S.A., Inmobiliaria e Inversiones Asturias S.A., Inversiones Mineras del Cantábrico S.A., Costa Verde Aeronáutica S.A., Sinergia Inmobiliaria S.A. and Valle Escondido S.A. Mr. Cueto previously served as a board member of Enjoy S.A. Mr. Cueto is the son of Mr. Juan Cueto Sierra, a director of LAN, and the brother of Messrs. Enrique and Ignacio Cueto Plaza, Chief Executive Officer and Chief Operating Officer of LAN, respectively. Mr. Cueto is a member of the Cueto Group (which comprise Mr. Juan Cueto Sierra, Mr. Juan José Cueto Plaza, Mr. Ignacio Cueto Plaza, Mr. Enrique Cueto Plaza and certain other family members), which controls the LAN controlling shareholders. As of May 4, 2012, Mr. Cueto shared in the beneficial ownership of 115,399,502 LAN common shares (33.84% of the outstanding LAN shares) held by the Cueto Group. Mr. Cueto is also a member of the board of directors of Holdco II.

Mr. Jorge Salvatierra, a 56-year old Chilean citizen, joined LAN’s board of directors in April 2012. Mr. Salvatierra’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2014. Mr. Salvatierra is the Managing Director and Partner at Invector Consultores S.A., a Santiago-based mergers and acquisitions firm (Avenida Presidente Riesco 5335, Las Condes, Santiago). Between March 2005 and September 2011, he was the CEO of Quintec, an information technology services company (Rosario Norte 532, Piso 15, Las Condes, Santiago). As of May 4, 2012, Mr. Salvatierra shared in the beneficial ownership of 800 common shares of LAN, through Inversiones Moorea Ltda.

Mr. Ramón Eblen Kadis, a 67-year-old Chilean citizen, has served on LAN’s board of directors since June 1994. Mr. Eblen’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2014. Mr. Eblen has served as President of Comercial Los Lagos Ltda., an investment vehicle (Avenida Apoquindo 4499, Piso 5, Las Condes, Santiago, Chile), Inversiones Santa Blanca S.A., an investment vehicle (Avenida Apoquindo 4499, Piso 5, Las Condes, Santiago, Chile), and TJC Chile S.A., a Chilean clothing retailer (Avenida Apoquindo 4499, Piso 5, Las Condes, Santiago, Chile). Mr. Eblen is a member of the Eblen Group (a major shareholder of LAN). As of May 4, 2012, Mr. Eblen shared in the beneficial ownership of 31,778,049 LAN common shares (approximately 9.32% of the outstanding LAN shares) held by the Eblen Group.

Mr. Bernardo Fontaine Talavera, a 47-year-old Chilean citizen, has served on LAN’s board of directors since April 2005. Mr. Fontaine’s term ends on the date of the annual shareholders’ meeting to be held in 2014. Mr. Fontaine was head of the financial services branch of Falabella, a Chilean retailer (Rosas 1665, Santiago, Chile), and served as executive director of CMR Falabella and Vice-Chairman of the Board of Banco Falabella. Mr. Fontaine also served as head of the M&A Corporate Finance division of Citicorp-Citibank Chile. Mr. Fontaine currently serves on the boards of Metro S.A., Bicecorp S.A., Banco Bice, Bice Vida S.A., Embonor S.A., Aquamont S.A., South-Am S.A., Place Vendome, Loginsa S.A., Fundación El Buen Samaritano and Fundación Convivir. He is also the general manager of Tres Mares S.A., an investment vehicle (Morande 322, Oficina 307, Santiago, Chile), Indigo S.A., an investment vehicle (Avenida Vitacura 5093 Oficina 504, Vitacura, Santiago, Chile) and Sarlat S.A., an investment Vehicle (Avenida Vitacura 5093 Oficina 505, Vitacura, Santiago, Chile) which collectively owned, as of May 4, 2012, 12,480 LAN shares. In addition, Mr. Fontaine beneficially owns 2,490 TAM shares through an investment vehicle. Mr. Fontaine is the Chairman of the Board of Administradora de Fondos 7A S.A. Mr. Fontaine previously served as a board member of Deutsche Bank Chile S.A., Almagro S.A., Farmacias Ahumada S.A., Isapre Cruz Blanca S.A., CMR Falabella (Chile) S.A., CMR Argentina S.A., Financiera CMR (Perú), Banco Falabella, Corredora de Seguros Falabella S.A., Editorial Lord Cochrane S.A., Video Chile S.A. and Distribuidora Alfa S.A.

Mr. Carlos Heller Solari, a 50-year-old Chilean citizen, joined LAN’s board of directors in May 2010. Mr. Heller’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2014. Mr. Heller has vast experience in the retail, transport and agriculture sectors. Mr. Heller is Vice President of Bethia (holding company and owner of Axxion, an investment vehicle (Isidora Goyenechea 2800, Piso 50, Las Condes, Santiago, Chile), Chairman of Axxion S.A., an investment vehicle (Isidora Goyenechea 2800, Piso 50, Las Condes, Santiago, Chile), Club Hípico de Santiago, a horse racing club (Avenida Blanco Encalada 2540, Santiago, Chile), Sotraser S.A. a transport and logistics business (Santa Catalina de Chena 751, Loteo Industrial Estrella del Sur, San Bernardo, Santiago, Chile) and Agrícola Ancali, an agriculture and livestock business (Avenida Club Hipico 845, Santiago, Chile). Mr. Heller is the Vice-Chairman of Azul Azul S.A., owner of Universidad de Chile soccer club (Avenida El Parron 939, La Cisterna, Santiago, Chile). He also participates as a board of directors member of SACI Falabella S.A., Falabella Retail S.A., Sodimac S.A., Titanium S.A., Viña Indómita S.A., Viña Santa Alicia S.A., Blue Express S.A. and Aero Andina S.A. Additionally, he is the major shareholder and Vice President of “Azul Azul” (Universidad de Chile’s first division soccer team administrator). Mr. Heller previously served on the boards of directors of Banco Falabella, Dinalsa S.A. and Farmacias Ahumada S.A. As of May 4, 2012, Mr. Heller directly held 48,900 LAN common shares (0.01% of the outstanding LAN shares) and indirectly held 27,295,973 LAN common shares through Axxion S.A. and Axxdos S.A. (8.01% of the outstanding LAN shares).

Mr. Gerardo Jofré Miranda, a 62-year-old Chilean citizen, joined LAN’s board of directors in May 2010. Mr. Jofré’s term as a director ends on the date of the annual shareholders’ meeting to be held in 2014. Mr. Jofré is Chairman of Codelco, a Chilean state-owned mining company (Huérfanos 1270, Santiago, Chile), Director of Air Life S.A., a Chilean company focused on environmental purification (Avenida Américo Vespucio 1385, Oficina 12, Quilicura, Santiago, Chile). President of Saber Más Foundation, a non-active charitable organization, and member of the Real Estate Investment Council of Santander Real Estate Funds. From 2005 to 2010, he served as a member of the boards of directors of Endesa Chile S.A., D&S S.A., Viña San Pedro Tarapacá S.A., Construmart S.A., Inmobiliaria Playa Amarilla S.A., Inmobiliaria Titanium S.A. and Inmobiliaria Parque del Sendero S.A. Mr. Jofré was Director of Insurance for America for Santander Group of Spain for the years 2004 and 2005. From 1989 to 2004 he served on Santander Group in Chile, as Vice Chairman of the Group and as CEO, and either as Chairman, CEO or director of many of the Group’s companies. As of May 4, 2012, Mr. Jofré beneficially owned 5,700 shares of TAM through an investment company that he owns jointly with his wife.

Senior Management

Mr. Enrique Cueto Plaza, a 53-year-old Chilean citizen, is LAN’s Chief Executive Officer and has held this position since 1994. From 1993 to 1994, Mr. Cueto served on LAN’s board of directors. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. Mr. Cueto has in-depth knowledge of passenger and cargo airline management, both in commercial and operational aspects, which he has gained through his 22 years in the airline industry. Mr. Cueto is an active member of the oneworld® Alliance Governing Board and the IATA Board of Governors. He is also a member of the Board of the Federation of Chilean Industry (SOFOFA) and of the Board of the Endeavor foundation, an organization dedicated to the promotion of entrepreneurship in Chile. Mr. Cueto is the son of Mr. Juan Cueto Sierra, a member of LAN’s board of directors, and the brother of Messrs. Juan José and Ignacio Cueto Plaza, members of LAN’s board of directors and LAN’s President and Chief Operating Officer, respectively. Mr. Cueto is also a member of the Cueto Group (one of LAN’s Controlling Shareholders). As of May 4, 2012, Mr. Cueto shared in the beneficial ownership of 115,399,502 LAN common shares (33.84% of the outstanding LAN shares) held by the Cueto Group. Mr. Cueto is also General Manager/Chief Executive Officer of Holdco II.

Mr. Ignacio Cueto Plaza, a 48-year-old Chilean citizen, is LAN’s President and Chief Operating Officer. Until being promoted to his current position in 2005, Mr. Cueto served as Chief Executive Officer – Passenger Business of LAN, a position he assumed in 1999. Mr. Cueto served on the board of directors of LAN and Ladeco from 1995 to 1997 and from 1994 to 1997, respectively. In addition, Mr. Cueto served as Chief Executive Officer of Fast Air from 1993 to 1995 and as President of the Lan Cargo Group from 1995 to 1998. Between 1985 and 1993, Mr. Cueto held several positions at Fast Air, including Service Manager for the Miami sales office, Director of Sales for Chile and Vice President of Sales and Marketing. Mr. Cueto is the son of Mr. Juan Cueto

Sierra, director of LAN, and the brother of Messrs. Juan José and Enriqúe Cueto Plaza, Director and Chief Executive Officer of LAN, respectively. Mr. Cueto is also a member of the Cueto Group (one of Lan Airlines’ Controlling Shareholders). As of May 4, 2012, Mr. Cueto shared in the beneficial ownership of 115,399,502 LAN common shares (33.84% of the outstanding LAN shares) held by the Cueto Group.

Mr. Alejandro de la Fuente Goic, a 53-year-old Chilean citizen, is LAN’s Chief Financial Officer and has held this position since April 1995. Prior to joining LAN, Mr. de la Fuente served as Chief Financial Officer of Chiquita Frupac Ltd., a subsidiary of Chiquita Brands Inc., beginning in 1990, a fruit and vegetable producer (El Parque 4680, Piso 3, Santiago, Chile). As of May 4, 2012, Mr. de la Fuente owned 70,000 LAN common shares (0.02% of the outstanding LAN shares). Mr. de la Fuente is also Chief Financial Officer/Chief Accounting Officer of Holdco II.

Mr. Armando Valdivieso Montes, a 49-year-old Chilean citizen, is LAN’s Chief Executive Officer – Passenger, a position he assumed in 2006. Between 1997 and 2005, he served as Chief Executive Officer – Cargo Business. From 1994 to 1997, Mr. Valdivieso was President of Fast Air. From 1991 to 1994, Mr. Valdivieso served as Vice President, North America of Fast Air Miami. As of May 4, 2012, according to shareholder registration data in Chile, Mr. Valdivieso owned 59,704 LAN common shares (0.02% of the outstanding LAN shares).

Mr. Cristian Ureta Larrain, a 49-year-old Chilean citizen, is LAN’s Chief Executive Officer – Cargo, a position he assumed in 2005. Mr. Ureta has an engineering degree from Pontificia Universidad Católica and completed a Special Executive Program from Stanford University. Between 2002 and 2005, Mr. Ureta served as Production Vice President for LAN Cargo. Between 1998 and 2002, he was LAN Cargo’s Planning and Development Vice President. Prior to that, Mr. Ureta served as General Director and Commercial Director at MAS Air, and as Service Manager for Fast Air.

Mr. Roberto Alvo Milosawlewitsch, a 43-year-old Chilean citizen, is LAN’s Senior Vice President – Strategic Planning and Development, a position he assumed in 2008. Prior to holding his current position, Mr. Alvo served as CFO of LAN Argentina from 2005 until 2008, as Vice President of Development of LAN from 2003 until 2005 and Vice President of Treasury of LAN from 2001 until 2003. Before 2001, Mr. Alvo held various positions at Sociedad Química y Minera de Chile S.A., a leading non-metallic Chilean mining company. Mr. Alvo is a civil engineer and obtained an MBA from IMD in Lausanne, Switzerland.

Mr. Cristian Toro Cañas, a 41-year-old Chilean citizen, is LAN’s Senior Vice President – Legal, a position he assumed in January 2008. Mr. Toro has a law degree from Pontificia Universidad Católica de Chile (1993), as well as a master’s law degree (MCJ ’97) from New York University. Prior to joining LAN, Mr. Toro served as General Counsel for Citibank Chile, where he worked and held various positions from 1997 until 2007. He also worked as an international trainee at Shearman & Sterling in New York (1999).

Mr. Enrique Elsaca Hirmas, a 44-year-old Chilean citizen, is LAN’s Senior Vice President – Operations, a position he assumed in 2008. Between 2004 and 2008, Mr. Elsaca served as Senior Vice President – Strategic Planning. Mr. Elsaca has a degree in industrial engineering from Pontificia Universidad Católica de Chile, as well as a master’s degree in Business Administration from the Massachusetts Institute of Technology. Prior to joining LAN, Mr. Elsaca served as Real Estate and Development Manager of Cencosud, Chile’s second largest retail group. From 1997 to 1999, Mr. Elsaca worked at Booz Allen & Hamilton in Latin America, and from 1991 to 1995, Mr. Elsaca held various positions in Esso Chile, a subsidiary of Exxon.

Mr. Emilio del Real Sota, a 47-year-old Chilean citizen, is LAN’s Senior Vice President – Human Resources, a position he assumed in August 2005. Mr. del Real has a psychology degree from Universidad Gabriela Mistral. Between 2003 and 2005, Mr. del Real was the Human Resources Manager of Distribución y Servicios S.A., a Chilean retail company. Between 1997 and 2003, Mr. del Real served in various positions in Unilever, including Human Resources Manager for Chile, and Training and Recruitment Manager and Management Development Manager for Latin America.

Mr. Pablo Querol, a 35-year-old Argentinean citizen, is LAN’s Senior Vice President of Corporate Affairs, a position he assumed in May 2011. Mr. Querol holds a degree in communications from the Universidad de Ciencias Empresariales y Sociales and holds a management degree from an IAE Business School. Since 2004 Mr. Querol acted as Corporate Affairs Manager for LAN Argentina, where he served as main spokesman to media communications and governmental authorities. Previously, between 1995 and 2004, he was editor of the newspaper La Nación and consultant to numerous companies related to the tourism and real estate industry. Since 2007, he has been director of the Argentinean Chamber of Tourism and the entity that promotes tourism, Destination Argentina. In addition, he is a permanent member of the Professional Council of Public Relations in Argentina, the Chilean-Argentinean Chamber and founder partner of the Buenos Aires Convention and Visitor Bureau.

None of LAN nor any of the directors or executive officers of LAN has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as described below, none of LAN nor any of the directors or executive officers of LAN has, during the last five years, been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On July 6, 2007, the SVS fined Juan José Cueto Plaza 1,620 Unidades de Fomento (approximately US$58,000) in connection with the purchase of LAN common shares that he carried out through Inversiones Mineras del Cantábrico S.A. on July 24, 2006. The SVS considered that such purchase had breached an obligation not to acquire LAN common shares until the financial statements of LAN had become publicly available, in alleged violation of Article 165, paragraph 1 of Law No. 18,045 of October 22, 1981. The SVS ruled that, although Mr. Cueto Plaza had not used any privileged information, LAN’s financial statements should be considered to be privileged information per se, and thus, created a duty to abstain from trading the securities prior to the disclosure of the financial statements. Juan José Cueto Plaza filed a claim challenging the fine levied by the SVS before the 27° Civil Court of Santiago, which in turn rejected his claim on January 8, 2009. Subsequently, Juan José Cueto Plaza filed an appeal of this judgment before the Santiago Court of Appeals, which was rejected on March 8, 2010. On March 19, 2010, Juan José Cueto Plaza filed a Recurso de Casación en la Forma and a Recurso de Casación en el Fondo against the judgment before the Chilean Supreme Court. A final decision on this appeal is pending.

Controlling Persons of LAN

Costa Verde Aeronáutica and Mineras del Cantábrico, collectively, are the controlling shareholders of LAN under Chilean law and hold directly or indirectly 33.84% of the outstanding LAN shares. Costa Verde Aeronáutica is a sociedad anónima organized under the laws of Chile and is jointly controlled by Juan José Cueto Plaza, Ignacio Javier Cueto Plaza and Enrique Miguel Cueto Plaza indirectly through their respective ownership of Inmobiliaria e Inversiones Caravia Limitada, a sociedad de responsabilidad limitada organized under the laws of Chile (which we refer to as “Caravia”), Inmobiliaria e Inversiones Priesca Limitada, a sociedad de responsabilidad limitada organized under the laws of Chile (which we refer to as “Priesca”) and Inmobiliaria e Inversiones El Fano Limitada, a sociedad de responsabilidad limitada organized under the laws of Chile (which we refer to as “El Fano”). Mineras del Cantábrico is a sociedad anónima organized under the laws of Chile and is controlled by Juan José Cueto Plaza, Ignacio Javier Cueto Plaza, Enrique Miguel Cueto Plaza and other family members. Each of Juan José Cueto Plaza, Ignacio Javier Cueto Plaza, Enrique Miguel Cueto Plaza is a citizen of Chile and their respective principal occupations are discussed above in this section.

The principal business of each of Costa Verde Aeronáutica, Mineras del Cantábrico, Caravia, Priesca and El Fano (which we refer to collectively as the “Cueto Holding Entities”) is to make investments in various entities. The business address of each of the Cueto Holding Entities and each of the persons who ultimately control LAN is Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile, and the telephone number at that address is (56-2) 565-2525.

None of the Cueto Holding Entities nor any of the persons who ultimately control LAN has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except for the fine imposed by the SVS on Juan José Cueto Plaza (as discussed above), none of the Cueto Holding Entities nor any of the persons who ultimately control LAN has, during the last five years, been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Identity and Background of Controlling Persons, Directors and Executive Officers of Holdco II

Holdco II and the Officers and Directors of Holdco II

Holdco II was incorporated as a sociedad anónima cerrada, a close corporation with limited liability under the laws of Chile. Holdco II was formed for the purpose of making the exchange offer and facilitating the completion of the proposed combination. On February 2, 2012 Holdco II and its shares were registered in the Securities Registry of the SVS and Holdco II became a sociedad anónima abierta. Holdco II has not transacted any business, and will not transact any business before the exchange offer is completed, other than activities in connection with the exchange offer described in this offer to exchange/prospectus.

The business address of Holdco II and each of Holdco II’s executive officers and directors is Nueva Tajamar No. 555, 4th Floor, Las Condes, Santiago, Chile, and the telephone number is (55) 11-5035-2555.

The following are the executive officers (which in Brazil are referred to as general managers) and directors of Holdco II:

Name	Title
Jorge Awad Mehech	Chairman
Maurício Rolim Amaro	Director
Juan José Cueto Plaza	Director
Roberto Alvo Milosawlewitsch	Director
Maria Claudia Oliveira Amaro	Director
Enrique Cueto Plaza	General Manager and CEO
Alejandro de la Fuente Goic	CFO and Principal Accounting Officer

Set forth below are brief biographical descriptions of Holdco II’s directors and executive officers (which in Brazil are referred to as general managers):

Directors

Mr. Jorge Awad Mehech, a 66-year-old Chilean citizen, has served as chairman and member of the board of directors of Holdco II since October 2011. Mr. Awad has also been chairman and member of the board of directors of LAN since July 2001. Mr. Awad had previously served as chairman of LAN’s board of directors from 1994 to October 2000. Mr. Awad’s current term as chairman ends on the date of the annual shareholders’ meeting to be held in 2014. He held the position of Senior Vice President of Fast Air, a Chilean cargo airline, from 1979 to 1993. Mr. Awad is the Chairman of the Chilean Association of Banks and Financial Institutions and a member of the Council of the Television Corporation of the Pontifical Catholic University of Valparaíso. Additionally, Mr. Awad serves on the board of directors of Banco de Chile and Sociedad Matriz del Banco de Chile, acting as well as Chairman of the Directors and Audit Committees of the latter companies. He is also a board member of Instituto Chileno de Administración Racional de Empresas, a Chilean organization seeking to promote private enterprise, and Prohumana, a Chilean organization that promotes corporate social responsibility within Chilean corporations as well as a board member of ICARE. Mr. Awad previously served as director of ICARE, Universidad de Talca and Envases del Pacífico S.A. As of May 4, 2012, according to shareholder registration data in Chile, Mr. Awad shared in the beneficial ownership of LAN, through Inversiones y Asesorías Fabiola S.A., of 201,784 common shares (0.06% of the outstanding LAN shares).

Mr. Maurício Rolim Amaro, a 41-year-old Brazilian citizen, has been a director of Holdco II since June, 2011. Mr. Amaro is also the Vice Chairman of the board of directors of TAM. Mr. Amaro has been a member of the board of directors of TAM since December 2004 and Vice Chairman since April 2007. Mr. Amaro is the son of Mrs. Noemy Almeida Oliveira Amaro. He is also currently a member of the board of directors of TAM Aviação Executiva e Taxi Aéreo S.A. Mr. Amaro has a degree in business administration and aviation administration from Broward Community College, located in Florida, United States of America.

Mr. Juan José Cueto Plaza, a 51-year-old Chilean citizen, has been a director of Holdco II since October 2011. Mr Cueto Plaza has also served on LAN’s board of directors since 1994. Mr. Cueto’s term as a director of LAN ends on the date of the annual LAN shareholders’ meeting to be held in 2014. Mr. Cueto currently serves as Executive Vice President of Inversiones Costa Verde S.A., a position he has held since 1990, and serves on the boards of directors of Consorcio Maderero S.A. and Minera Michilla S.A., Inversiones del Buen Retiro S.A., Inmobiliaria e Inversiones Asturias S.A., Inversiones Mineras del Cantábrico S.A., Costa Verde Aeronáutica S.A., Sinergia Inmobiliaria S.A. and Valle Escondido S.A. Mr Cueto previously served as a board member of Enjoy S.A. Mr. Cueto is the son of Mr. Juan Cueto Sierra, a director of LAN, and the brother of Messrs. Enrique and Ignacio Cueto Plaza, Chief Executive Officer and Chief Operating Officer of LAN, respectively. Mr. Cueto is a member of the Cueto Group (which comprise Mr. Juan Cueto Sierra, Mr. Juan José Cueto Plaza, Mr. Ignacio Cueto Plaza, Mr. Enrique Cueto Plaza and certain other family members), which controls the LAN controlling shareholders. As of May 4, 2012, Mr. Cueto shared in the beneficial ownership of 115,399,502 LAN common shares (33.84% of the outstanding LAN shares) held by the Cueto Group.

Mr. Roberto Alvo Milosawlewitsch, a 43-year-old Chilean citizen, is LAN’s Senior Vice President – Strategic Planning and Development, a position he assumed in 2008. Prior to holding his current position, Mr. Alvo served as CFO of LAN Argentina from 2005 until 2008, as Vice President of Development of LAN from 2003 until 2005 and Vice President of Treasury of LAN from 2001 until 2003. Before 2001, Mr. Alvo held various positions at Sociedad Química y Minera de Chile S.A., a leading non-metallic Chilean mining company. Mr. Alvo is a civil engineer and obtained an MBA from IMD in Lausanne, Switzerland.

Maria Cláudia Oliveira Amaro, a 45-year old Brazilian citizen, has been a director of Holdco II since June 28, 2011 (except for the period October 20 to November 11, 2011). Mrs. Amaro has been a member of the TAM board of directors since September 2003 and Chairman since April 2007. Mrs. Amaro has a degree in Business Administration. Mrs. Amaro is the daughter of Mrs. Noemy Almeida Oliveira Amaro and was also an executive director of TAM Empreendimentos e Participações, Vice President of the Board of TAM Aviação Executiva e Taxi Aéreo S.A. From April 1992 to January 1997, Mrs. Amaro was the director of marketing of TAM L.A. Prior to that, Mrs. Amaro was an assistant manager of Colony Shops of Florida Inc. and store manager from January 1991 to December 1991. From June 1986 through June 1987, Mrs. Amaro was a trader at Banco Itamaraty S.A.

Executive Officers

Mr. Enrique Cueto Plaza, a 53-year-old Chilean citizen, has been General Manager/Chief Executive Officer of Holdco II since October 2011. Mr. Cueto Plaza is also LAN’s Chief Executive Officer and has held this position since 1994. From 1993 to 1994, Mr. Cueto served on LAN’s board of directors. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. Mr. Cueto has in-depth knowledge of passenger and cargo airline management, both in commercial and operational aspects, which he has gained through his 22 years in the airline industry. Mr. Cueto is an active member of the oneworld® Alliance Governing Board and the IATA Board of Governors. He is also a member of the Board of the Federation of Chilean Industry (SOFOFA) and of the Board of the Endeavor foundation, an organization dedicated to the promotion of entrepreneurship in Chile. Mr. Cueto is the son of Mr. Juan Cueto Sierra, a member of LAN’s board of directors, and the brother of Messrs. Juan José and Ignacio Cueto Plaza, members of LAN’s board of directors and LAN’s President and Chief Operating Officer, respectively. Mr. Cueto is also a member of the Cueto Group (one of LAN’s Controlling Shareholders). As of May 4, 2012, Mr. Cueto shared in the beneficial ownership of 115,399,502 LAN common shares (33.84% of the outstanding LAN shares) held by the Cueto Group.

Mr. Alejandro de la Fuente Goic, a 52-year-old Chilean citizen, has been Chief Financial Officer/Chief Accounting Officer of Holdco II since October 2011. Mr. Goic is also LAN’s Chief Financial Officer and has held this position since April 1995. Prior to joining LAN, Mr. de la Fuente served as Chief Financial Officer of Chiquita Frupac Ltd., a subsidiary of Chiquita Brands Inc., beginning in 1990. As of May 4, 2012, Mr. de la Fuente owned 70,000 LAN common shares (0.02% of the outstanding LAN shares).

None of Holdco II nor any of the directors or executive officers of Holdco II has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as described above in this section under “—Identity and Background of Controlling Persons, Directors and Executive Officers of LAN—LAN and the Directors and Executive Officers of LAN—Senior Management,” none of Holdco II nor any of the directors or executive officers of Holdco II has, during the last five years, been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Controlling Persons of Holdco II

Holdco II’s authorized share capital is $765,740,179.90 divided into 85,557,562 ordinary shares with no nominal value, of which two shares have been subscribed and paid, one by TEP Chile and the other by LAN. As such, Holdco II does not have a controlling person under Chilean law but rather has two equal shareholders. TEP Chile a sociedad anónima cerrada, a close corporation with limited liability under the laws of Chile, is ultimately controlled jointly by Maria Cláudia Oliveira Amaro and Maurício Rolim Amaro, each of whom is a Brazilian citizen. The principal business of TEP Chile is to make investments on behalf of the members of the Amaro Family. The business address of TEP Chile and each of Maria Cláudia Oliveira Amaro and Maurício Rolim Amaro is Tajamar No. 555, 4th Floor, Las Condes, Santiago, Chile, and the telephone number is (55) (11) 5035-2555.

For more information about the controlling persons of LAN, see “—Identity and Background of Controlling Persons, Directors and Executive Officers of LAN—LAN and the Directors and Executive Officers of LAN—Senior Management,” in this section above.

None of TEP Chile or any of the persons who ultimately control TEP Chile or LAN has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as described above in this section under “—Identity and Background of Controlling Persons, Directors and Executive Officers of LAN—LAN and the Directors and Executive Officers of LAN—Senior Management,” none of TEP Chile nor any of the persons who ultimately control TEP Chile or LAN has, during the last five years, been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

COMPARISON OF RIGHTS OF HOLDERS OF

LAN SECURITIES AND TAM SECURITIES

Upon completion of the exchange offer, holders of TAM shares that are tendered and accepted for exchange in the exchange offer will receive in exchange LAN common shares in the form of LAN ADSs or LAN BDSs. If a holder surrenders its LAN ADSs to the LAN ADS depositary or surrenders its LAN BDSs to the LAN LAN BDS depositary, as applicable, and withdraws the underlying LAN common shares, it will become a shareholder of LAN. LAN is a sociedad anónima abierta (publicly held corporation) incorporated under the laws of Chile. Shareholders’ rights in a Chilean company are generally governed by the company’s by-laws. Article 22 of the Chilean Corporation Law states that the purchaser of shares of a company implicitly accepts its by-laws and any agreements adopted at shareholders’ meetings. Additionally, the Chilean Corporation Law and Chilean corporation regulations regulate the government and operation of corporations (sociedades anónimas, or S.A.) and provides for certain shareholder rights. Article 137 of the Chilean Corporation Law provides that Chilean Corporation Law takes precedence over any contrary provision in a corporation’s by-laws. Finally, Decree-Law 3500, which allows pension funds to invest in the stock of qualified corporations, indirectly affects corporate governance and prescribes certain rights of shareholders. LAN is also subject to the provisions of the Chilean Corporation Law and the Securities Market Law that set forth the rules and requirements for establishing publicly held corporations.

The framework of the Chilean securities market is regulated by the Chilean exchange entity, the SVS, under the Securities Market Law and the Chilean Corporation Law, which imposes certain disclosure requirements, restricts insider trading, prohibits price manipulation and protects minority investors. Both the Chilean Corporation Law and the Securities Market Law state rules and requirements for establishing publicly held corporations. In particular, the Securities Market Law and the rules and regulations issued by the SVS establish requirements for public offerings, stock exchanges and brokers and outlines disclosure requirements for corporations that issue publicly offered securities. As a publicly held corporation, LAN is also subject to these rules and regulations.

The following is a summary comparison of the material differences between:

•

the current rights of holders of TAM common and TAM preferred shares under the applicable laws of Brazil, the rules and regulations of the CVM, Bovespa Corporate Governance Level 2 Listing Regulation (which we refer to as the “Corporate Governance Level 2 Listing Regulation”) and TAM’s by-laws; and

•	the current rights of holders of LAN common shares under applicable laws and regulations of Chile, the rules and regulations of the SVS and LAN’s by-laws.

The summary in this section is qualified in its entirety by reference to, and is subject to, the detailed provisions of applicable Brazilian law and Chilean law, the full by-laws of LAN in Spanish, an English translation of which has been filed as an exhibit to the registration statement on Form F-4 of which this offer to exchange/prospectus is a part and which has been filed with the SEC, and the full by-laws of TAM in Portuguese, an English translation of which has been filed as an exhibit to the TAM 2011 Form 20-F incorporated by reference into this offer to exchange/prospectus. This is a summary only and therefore does not contain all of the information that may be important to you. For more complete information, you should read LAN’s by-laws, TAM’s by-laws and the applicable provisions of Brazilian law and Chilean law. You should also read the summary description of the LAN common shares under the “Description of Our Shares of Common Stock” section in the LAN Form F-3, which is incorporated by reference into this offer to exchange/prospectus, as it includes additional information about the rights of holders of LAN common shares. To learn where you may obtain these documents, see the “Where You Can Find More Information” section of this offer to exchange/prospectus beginning on page 16.

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

General

As of May 4, 2012, there are 55,816,683 TAM common shares and 100,625,396 TAM preferred shares outstanding, all of which are fully paid.

Securities issued by TAM are traded on the special segment of the stock market operated by Bovespa known as Corporate Governance Level 2, which sets forth enhanced corporate governance standards for the listing of companies, as well as rules applicable to senior managers and shareholders, including controlling shareholders.

As of May 4, 2012, LAN’s outstanding share capital consisted of 340,999,909 LAN common shares, all of which were subscribed and fully paid. Chilean law recognizes the right to issue common and preferred shares. To date, LAN has issued and is authorized by LAN’s shareholders to issue only common shares.

Preemptive Rights

The shareholders have preemptive rights, proportional to the shares they own, to subscribe for shares issued as part of an increase in capital, to an issuance of convertible debentures and to subscription bonuses.

The board of directors may exclude such preemptive rights if the placement of such securities is made: (i) by sale on a stock exchange or by public subscription; or (ii) pursuant to an exchange for shares in a public offer for the acquisition of control in accordance with Brazilian corporation law.

LAN is required under Chilean corporate law to offer its existing shareholders the right to purchase a sufficient number of shares to maintain their existing percentage of ownership in LAN whenever LAN issues new LAN common shares for cash.

Preemptive rights are exercisable, freely transferable or waivable by shareholders during a 30-day period commencing upon publication of the official notice announcing the start of the preemptive rights period in the newspaper designated by the shareholders.

The preemptive rights of the shareholders is the pro rata amount of the shares registered in their name in the shareholders’ registry as of the fifth business day prior to the date of publication of the notice announcing the start of the preemptive rights period. During such 30-day period (except for shares as to which preemptive rights have been waived), LAN is not permitted to offer any newly issued common shares for sale to third parties. For that additional 30-day period and any additional 30-day period, LAN is not permitted to offer any unsubscribed LAN common shares for sale to third parties on terms that are more favorable to the purchaser than those offered to LAN’s shareholders. At the end of such additional 30-day period, LAN is authorized to sell non-subscribed shares to third parties on any terms, provided they are sold on a Chilean stock exchange.

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

Inherent rights of shareholders

Shareholders cannot be deprived of the right to:

•	participate in the corporate profits;

•	participate in the assets of the corporation in the case of liquidation;

•	supervise the management of the corporate business as provided for in the law;

•

to preemptively subscribe for shares issued as part of an increase in capital, to an issuance of convertible debentures or to subscription bonuses, subject to certain exceptions set forth in the law (for more information on preemptive rights, see the “—Preemptive Rights” section above); and

•	to withdraw from the company in the cases provided for in the law.

In addition to the above:

•	the rights attaching to each class of shares shall be equal;

•	a shareholder’s legal entitlement to enforce their rights cannot be overridden by the by-laws or by resolutions passed at any shareholders meeting; and

•

a company’s by-laws must provide that any disputes between the shareholders and the company, or between the majority shareholders and the minority shareholders, be resolved by arbitration under the terms specified by the by-laws.

Not applicable

Shareholders’ Meetings and Voting Rights

Brazilian corporation law provides that an ordinary shareholders meeting must take place annually by April 30 to: (i) receive the accounts rendered by the officers and to examine, discuss and vote on the financial statements; (ii) decide on the allocation of the net profits of the fiscal year and on the payment of dividends; (iii) elect the officers and the members of the fiscal council, if applicable; and (iv) approve the monetary adjustment of the capital.

LAN’s by-laws provide that an ordinary annual meeting of shareholders must take place between February 1 and April 30 of each year.

Shareholders at the ordinary annual meeting approve the annual financial statements, including the auditor’s report, the annual report, the dividend policy and the final dividend on the prior year’s profits. The shareholders of LAN also elect the board

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

For further detail on the rights of a shareholder under Brazilian corporation law, please consider the matters described below under “—Common Shares Voting Rights,” “—Quorum and Qualified Majority Approval Matters/Supermajority Matters” and “—Preferred Shares—Voting Rights and Exceptional Voting Rights.”

Each holder of TAM common shares is entitled to one vote for each share held.

Holders of TAM common shares have the authority to:

•	amend the by-laws;

•	elect or discharge members of the fiscal council of the company;

•	receive the annual accounts of the senior management and approve annual financial statements;

•	authorize the issuance of debentures;

•	suspend the rights of shareholders;

•	take actions regarding the appraisal of assets contributed as capital by shareholders;

•	authorize the issuance of founders’ shares;

•	resolve on the transformation, merger, consolidation, spin-off, winding-up and liquidation of the company; to elect and dismiss liquidators; and to examine the liquidators’ accounts; and

•	recuperação judicial (judicial recovery, which is a process of debt restructuring).

In case of urgency, the admission of bankruptcy or filing for recuperação judicial may be made by the senior managers, with the consent of the controlling shareholder, if any, and a shareholders meeting shall be called forthwith to consider the matter.

of directors of LAN (every two years or earlier if a vacancy occurs) elect the external auditors and approve any other matter that does not require an extraordinary shareholders’ meeting.

Extraordinary shareholders’ meetings may be called by the board of directors of LAN, if deemed appropriate, and ordinary or extraordinary shareholders’ meetings must be called by the board of directors of LAN when requested by shareholders representing at least 10% of the issued voting shares of LAN or by the SVS.

Every shareholder entitled to attend and vote at a shareholders meeting has one vote for every share subscribed.

LAN’s by-laws establish that resolutions are passed at shareholders’ meetings by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting.

The quorum for a shareholders meeting is established by the presence, in person or by proxy, of shareholders representing a majority of LAN’s issued common shares. If a quorum is not present, the meeting can be reconvened, and at a second meeting the shareholders present are deemed to constitute a quorum regardless of the percentage of the LAN common shares that they represent.

Only shareholders registered with LAN on the fifth business day prior to the date of any general or extraordinary shareholders meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his proxy to attend and vote on his behalf. Proxies addressed to LAN that do not designate a person to exercise the proxy are taken into account in order to determine if there is a sufficient quorum to hold the meeting, but the shares represented thereby are not entitled to vote at the meeting.

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

In addition, at either an ordinary shareholders meeting or an extraordinary shareholders meeting, the approval of shareholders holding at least 50% of the outstanding TAM common shares (which we refer to as “qualified majority approval”) can authorize resolutions on many other items. See “—Quorum and Qualified Majority Approval Matters/Supermajority Matters” below.

Holders of TAM preferred shares carry rights to vote only on:

•	any direct conversion, consolidation, spin-off or merger of TAM;

•

the approval of contracts between TAM and controlling shareholders, directly or through third parties, as well as other companies in which the controlling shareholders have an interest, whenever they are discussed at an ordinary or extraordinary shareholders meeting;

•	the appraisal of assets in relation to any capital increase;

•

the appointment of an appraiser to appraise the economic value of TAM’s shares in case of a mandatory tender offer launched by: (i) TAM; (ii) by TAM’s controlling shareholders if TAM elects to go private; or (iii) by TAM's controlling shareholders if TAM elects to cease to follow the requirements of the Corporate Governance Level 2 Listing Regulation (due to corporate restructuring or if TAM’s shares are registered for trading out of Level 2);

•	any change in TAM’s corporate purpose; and

•	any change in, or revocation of, TAM’s by-laws resulting in any violation of certain requirements of the Corporate Governance Level 2 Listing Regulation.

Additionally, a TAM preferred share shall acquire the right to vote if, during a period provided for in the by-laws and not exceeding three consecutive fiscal years, TAM fails to pay the fixed

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

or minimum dividend to which the share is entitled. Once acquired, such right shall continue until payment has been made (if the dividend is not cumulative), or until all cumulative dividends in arrears have been paid (if the dividend is cumulative).

Preferred shares will also have voting powers in relation to the following matters: (i) creating preferred shares or increasing an existing class of preferred shares without maintaining the existing ratio with the remaining class of preferred shares; or (ii) altering a preference, privilege or a condition of redemption or amortization conferred upon one or more classes of preferred shares, or creating a new, more favored class. These matters shall only take effect on the approval of the holders of over 50% of each class of those outstanding preferred shares which are adversely affected. Such approval must be given at extraordinary shareholders meetings called by the officers and convened in accordance with the formalities established by Brazilian corporation law.

Extraordinary Meetings of Shareholders

All matters that are not expressly included as matters to be decided at an ordinary shareholders meeting must be decided at an extraordinary meeting of shareholders.

For further detail on the rights of a shareholder under Brazilian corporation law, please consider the matters described below under “—Common Shares Voting Rights,” “—Quorum and Supermajority Matters” and “—Preferred Shares—Voting Rights and Exceptional Voting Rights,” as well as the other headings in this chart.

The following matters can only be considered at an extraordinary shareholders’ meeting:

•	LAN’s dissolution;

•	a merger, transformation, division or other change in LAN’s corporate form or the amendment of LAN’s by-laws;

•	the issuance of bonds or debentures convertible into shares;

•

the conveyance of 50% or more of LAN’s assets, whether including or not its liabilities, that will be determined subject to the annual financial statements; and the submittal of, or changes to, any business plan that contemplates the conveyance of assets in an amount that exceeds the percentage mentioned above; the conveyance of 50% or more of a subsidiary’s assets, as long as this subsidiary represents 20% or more of

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

LAN’s assets, as any conveyance of the subsidiary’s assets that implies that LAN loses the control of such subsidiary;

•

granting of a security interest or a personal guarantee in each case to secure the obligations of third parties, unless to secure or guarantee the obligations of a subsidiary, in which case only the approval of the board of directors will suffice; and

•	other matters that require shareholder approval according to Chilean law or the by-laws.

The matters referred to in the first four items listed above may only be approved at a meeting held before a notary public, who shall certify that the minutes are a true record of the events and resolutions of the meeting.

Quorum and Qualified Majority Approval Matters/Supermajority Matters

Under Brazilian corporation law, the approval of certain matters require the approval of at least 50%, plus one voting share, of the voting shares held by TAM shareholders present at the shareholders meeting, in person or by proxy (which we refer to as “general quorum approval”). However, other matters require qualified majority approval, including:

•

the creation of preferred shares or the increase of an existing class of preferred shares, without maintaining the existing ratio to the other classes of preferred shares, unless already provided for or authorized by the by-laws;

•	changes in the priorities, advantages and conditions of redemption or amortization of one or more classes of preferred shares, or the creation of a new, more favored class;

•	a reduction of the compulsory dividend;

•	the consolidation of the company, or its merger into another;

•	participation in a group of companies;

Under the Chilean Corporation Law, the vote of a two-thirds majority of the outstanding voting shares is required to approve any of the following actions:

•	a change in LAN’s corporate form, division or merger with another entity;

•	amendment to LAN’s term of existence, if any;

•	LAN’s early dissolution;

•	a change in LAN’s corporate domicile;

•	a decrease of LAN’s capital stock;

•	the approval of contributions and the assessment thereof whenever consisting of assets other than money;

•	any modification of the authority reserved for the shareholders’ meetings or limitations on the powers of the board of directors;

•	a decrease in the number of members of the board of directors;

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

•	a change to the objects of the company;

•	withdrawal from liquidation of the company;

•	the creation of participation certificates;

•	the spin-off of the company; and

•	the dissolution of the company.

Resolutions passed to authorize the actions described in the first and second bullets above will be effective on prior approval or ratification, given within a non-renewable period of one year, by the holders of over 50% of each class of those outstanding preferred shares which are adversely affected. Such approval must be given at extraordinary shareholders meetings convened in accordance with the formalities established by Brazilian corporation law.

•

the conveyance of 50% or more of LAN’s assets, whether including or not LAN’s liabilities, that will be determined subject to the annual financial statements; and the submittal of, or changes to, any business plan that contemplates the conveyance of assets in an amount that exceeds the percentage mentioned above; the conveyance of 50% or more of a subsidiary’s assets, as long as the subsidiary represents 20% or more of LAN’S assets, as well as any conveyance of the subsidiary’s shares that implies that LAN loses the control of such subsidiary;

•	the form that dividends are paid in;

•

granting a security interest or a personal guarantee in each case to secure obligations of third parties that exceed 50% of LAN’s assets, unless to secure or guarantee the obligations of a subsidiary, in which case only approval of the LAN board of directors is required;

•	the acquisition of LAN’s own shares, when, and on the terms and conditions, permitted by law;

•	the resolution to make private a public corporation;

•	all other matters provided for in the by-laws;

•	the correction of any formal defect in LAN’s incorporation or any amendment to LAN’s by-laws that refers to any of the matters indicated in the first thirteen items listed above;

•	the establishment of the company’s controller's right to purchase the minority shareholder's shares in the case provided in article 71 bis of the Corporation Law; and

•	the approval or endorsement of related party transactions that comply with the law and LAN’s by-laws.

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

Preferences of preferred shares

The following preferences are guaranteed for preferred shares:

•	priority in the reimbursement of capital, without a premium, if the company is liquidated;

•

the right to be included in a public offering as a result of the transfer of the company’s shareholding control, as provided for in the company by-laws and in the Corporate Governance Level 2 Listing Regulation, at the same price paid per common share of the controlling block; and

•	dividends at least equal to the dividend of the common shares.

Not applicable.

Increases in Share Capital

According to Brazilian law, the share capital may be increased: (i) by a resolution, made at an ordinary shareholders meeting, to reflect monetary adjusting; (ii) by a board resolution or resolution made at a shareholders meeting to issue common shares or preferred shares up to the authorized limit which, in the case of TAM, is R$1,200,000,000.00; (iii) by conversion of debentures or founders’ shares into shares and by the exercise of rights conferred by subscription bonuses or of an option to purchase shares; or (iv) if the authorization to increase the capital has been exhausted, by resolution of an extraordinary shareholders meeting convened to pass an appropriate amendment to the by-laws.

The fiscal council, if in operation, must opine before a vote is taken on any resolution to increase the capital, except in the case of item (iii) above.

A company may increase its capital through a public or private subscription of shares, subject to the

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in the company’s share capital. When an investor subscribes for issued shares, the shares are registered in that investor’s name, even without payment therefor, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and return of capital, provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends of distribution of capital. The investor becomes eligible to receive dividends once it has paid for the shares, or, if it has paid for only a portion of such shares, it is entitled to receive a corresponding pro rata portion of the dividends declared with respect to such shares, unless the company’s by-laws provide otherwise. If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the board of directors shall collect the owed amounts from the relevant investor, unless the

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

specific provisions set forth in Brazilian corporation law, and after at least three-quarters of its capital has been paid up.

The shareholders have preemptive rights to subscribe for shares issued as part of an increase in capital, to an issuance of convertible debentures and to subscription bonuses, subject to certain exceptions set forth in Brazilian corporation law (see “—Preemptive Rights”).

shareholders, by a vote of two-thirds of the issued shares, authorize the board to avoid such collection, in which event, the company’s share capital shall be reduced to the paid amounts. Once the collection actions fail, the board shall propose, at the shareholders meeting, to reduce the company’s share capital to the paid amounts. In addition, the company is entitled under Chilean law to auction the shares on the appropriate stock exchange, and it has a cause of action against the investor to recover the difference between the subscription price and the price received for the sale of those shares at auction. However, until such shares are sold at auction, the investor continues to exercise all the rights of a shareholder (except the right to receive dividends and return of capital). Shares issued but not paid for within the period determined by the extraordinary shareholders’ meeting for their payment (which in any case cannot exceed three years from the date of such shareholders’ meeting which authorizes the increase in capital) will be canceled and will no longer be available for issuance by LAN. Fully paid shares are not subject to further calls or assessments or to liabilities of LAN.

Capital Reduction

According to Brazilian corporation law, shareholders at a shareholders meeting may resolve to reduce the capital in the case of a loss, up to the amount of any accrued losses, or if they deem the capital of the company to be excessive. When a proposal to reduce the capital is made by the officers, it may not be submitted to a shareholders meeting without the opinion of the fiscal council, if such council is in operation. In addition, after the approval of the capital reduction, the rights relating to shares for which certificates have been issued shall be suspended until they have been presented to the company for substitution.

Subject to some conditions, a capital reduction effected by the repayment to the shareholders of part of the value of their shares or, if the shares are not fully paid up, by decreasing their value to the extent to which they have been paid up, shall only become effective 60 days after publication of the minutes of

The Chilean Corporations Law allows capital reductions only in the following specific cases:

•

LAN may issue shares, which will be offered at the price that the shareholders meeting freely determines. If the value obtained in the placement of such shares is lower than the one resulting from dividing the equity to be contributed by the issued shares, this difference will constitute a reduction of the equity to be contributed, therefore, a capital reduction.

•	when the value of the shares in the market is lower than the redemption value that proportionally corresponds to each shareholder.

•	when the shares subscribed by a shareholder are not paid within the term provided in the company’s by-laws or at

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

the shareholders meeting at which such a decision was passed. During such 60-day term, the unsecured creditors of securities issued before the date of publication of the minutes may oppose the reduction by filing a notice to this effect at the corporate registry relevant to the location of the head office of the company.

the relevant shareholders meeting that approved a capital increase, or in a maximum 3-year term, the capital of the company is reduced to the amount of actually paid shares.

•

capital reduction agreements must be adopted by two-thirds of the outstanding voting shares. For proceeding with the diminished capital distribution or devolution, or with the acquisition of shares through which such reduction is intended to be implemented, 30 days must pass since the publication in the Official Gazette of the excerpt of the corresponding modification. Moreover, ten days after the publication referred to above, such capital reduction must be published in a national circulation newspaper and in the internet web site of those publicly held corporations that have one.

If LAN is declared bankrupt, the credits of LAN’s creditors will be paid first, then the credits owned by LAN shareholders in virtue of a capital reduction.

Right to Install the Fiscal Council

When not operating on a permanent basis, the fiscal council shall be appointed at a shareholders meeting at the request of shareholders representing at least two percent of the voting shares or one percent of the non-voting shares, and the term of such fiscal council shall terminate at the ordinary shareholders meeting first held after the fiscal council’s appointment.

The following rules shall be observed in appointing the fiscal council:

•

the holders of preferred shares without voting rights or with restricted voting rights shall be entitled to elect one member and his alternate in a separate election; the minority shareholders shall have the same right, provided they jointly represent 10% or more of the voting shares; and

•	notwithstanding the provision above, shareholders with the right to vote may elect effective members and alternates equal in number to those elected pursuant to the bullet point above, plus one.

Not applicable.

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

Mandatory Public Offerings

The transfer of shareholder control of the company, either through a single transaction or through successive transactions, should be contracted subject to either a precedent or terminating condition, whereby the party acquiring the control undertakes to formulate, pursuant to the terms set forth in the Corporate Governance Level 2 Listing Regulation, a public offering for the acquisition of all of the shares of the other shareholders of the company on the same terms and conditions agreed to with the controlling shareholder transferring the control, and at the same price paid per common share for the controlling block.

A public offering in the same terms above should also be made: (i) in the event that there is an onerous transfer of subscription rights and other securities or rights related to securities that may be converted into shares, which results in the transfer of control in the company; (ii) in the event of the transfer of control of the controlling shareholder of the company; (iii) if an entity that already held shares in the company acquires the shareholder control power, as a result of a private share purchase agreement executed with the controlling shareholder, involving any number of shares.

In the case of item (iii) above, the acquiring party must also indemnify the shareholders from whom it has purchased shares on the stock exchange in the six months prior to the date on which the company control was transferred, and it should pay them any difference between the price paid to the transferring shareholder and the amount paid on the stock exchange for the shares of the company during this same period.

Upon the public offering of share acquisitions: (i) to be carried out by the company or by the controlling shareholder for the cancellation of the corporate status of the company; or (ii) to be carried out by the controlling shareholder in the event that TAM elects to cease to follow the Corporate Governance Level 2

Title XXV of the Chilean Securities Market Law provides that the following transactions shall be carried out through a tender offer:

(a) an offer which allows a person to take control of a public corporation;

(b) an offer that any person or group of persons with a joint action agreement shall make for all the outstanding shares of a public corporation upon acquiring two-thirds or more of its shares of stock with right to vote; and

(c) if a person intends to gain control of a company which in turn controls a public company and the shares of the public company represent 75% or more of such company’s consolidated assets, it must first launch a tender offer to acquire shares of the listed company for an amount of shares necessary to acquire the control of the same.

The offeror must address the tender offer to all the shareholders of the target corporation or to all the holders of a given class of shares. If the number of shares included in the offer acceptances exceed the number of shares offered to acquire, the offeror must buy the shares from the accepting shareholders on a pro rata basis. When the target has different classes of shares and one classes has preeminence in the control of the corporation, any person making an offer to purchase shares of the classes with pre-eminence in the control shall make an offer for the same percentage of shares of the other classes.

Exceptions: Even within the scenarios described in (a), (b) or (c) above, the provisions of Title XXV do not apply to the acquisition of the following shares: (1) those issued by a public corporation as a result of a capital increase that would allow the acquirer to take control of the issuer; (2) those acquired from the controller of a public corporation, provided that the shares are quoted in the stock exchanges and that their sale price is paid in cash and

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

Listing Regulation (either due to a corporate restructuring or if TAM’s shares are to be registered for trading out of Level 2), the minimum price to be offered should be calculated based on the economic value of the shares determined in an appraisal report, which shall be prepared in accordance with the requirements set forth in the Corporate Governance Level 2 Listing Regulation and applicable legal provisions.

The appointment of the appraiser (a specialized company responsible for appraising the economic value of TAM’s shares) shall be approved by a resolution made at a shareholders meeting. Such appointment shall be made based on the presentation, by the board of directors, of a list of three candidates and the resolution must be passed by general quorum approval. The quorum for a meeting at which this resolution is passed must be 20% of all the shares outstanding on the first call, or, if held on the second call, any number of shareholders.

Further, for the purposes of this resolution, votes left blank shall not be counted and each share, irrespective of its type or class, shall be granted the right to one vote.

is not substantially higher than their market price. The term market price of a share is defined by the Securities Market Law as the price resulting from calculating the weighted average of stock exchange transactions, which have been carried out between the ninetieth stock exchange business day and the thirtieth stock exchange business day prior to the date on which the acquisition must be carried out. The term “substantially higher than the market price” has been defined by the SVS as a price that is equal to or higher than ten percent over the market price; (3) those resulting from a merger; (4) those acquired mortis causa; and (5) those acquired in forced sales. In addition, there is an exception for acquisitions made pursuant to shareholders’ agreements registered with a public corporation prior to the enactment of Title XXV.

Notice of Shareholders’ Meetings

The TAM board of directors is the competent body for calling TAM shareholders meetings. In specific cases, shareholders meetings may also be called: (i) by the fiscal council; (ii) by any shareholder if, in any of the cases set forth by Brazilian corporation law or by the company by-laws, the directors do not call the meeting 60 days after the mandatory term; (iii) by shareholders representing at least five percent of the capital, whenever the directors do not comply, within eight days, with such shareholders’ request that a meeting be called, indicating the justification for its necessity and the matters to be discussed; or (iv) by shareholders representing at least five percent of the voting capital, or five percent of non-voting shareholders, whenever the officers do not comply, within eight days, with such shareholders’ request that a meeting be called in order to appoint a fiscal council.

Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of LAN’s corporate domicile (currently Santiago, Chile), which is designated by the shareholders at their annual meeting and, if the shareholders fail to make such designation, the notice must be published in the Chilean Official Gazette in accordance with Chilean law. The first notice must be published not less than 15 days and not more than 20 days in advance of the scheduled meeting. Notice also must be mailed not less than 15 days in advance of the meeting to each shareholder and to the SVS and the Chilean stock exchanges. Currently, LAN publishes its official notice in the newspaper La Tercera.

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

Notice of TAM shareholders meetings must be published at least three times in the Diário Oficial do Estado, the official newspaper of the state in which TAM’s headquarters is located, and another newspaper in general circulation, currently Valor Econômico. The first call shall be made 15 days in advance, and the second call eight days in advance.

Amendments to By-laws Establishing, Modifying or Eliminating Rights of a Series of Shares

Any amendments to the by-laws that have the effect of establishing, modifying or eliminating any special rights pertaining to any series of shares must be approved by more than 50% of the outstanding shares of the affected series. Such amendments may trigger withdrawal rights (see “—Withdrawal Right of Dissenting Shareholders”).

Amendments to the by-laws establishing, modifying, extending or eliminating any special rights require the consenting vote of two-thirds of the shares of the affected series.

Approval of the Financial Statements

The board of directors of TAM is required to submit consolidated financial statements to the shareholders for their approval at the ordinary shareholders meeting.

At least one of the officers of the company, as well as the independent auditor, shall be present at the meeting to render any explanations or clarifications requested by the shareholders. Should the shareholders meeting require further clarification, it may postpone the resolution and order an investigation. Subject to a waiver by the shareholders present at the meeting, the meeting may be adjourned if an officer, a member of the fiscal council or the independent auditor fails to attend the meeting.

The approval, without reservations, of the financial statements and accounts exempts the officers and members of the fiscal council from liability except in relation to errors, bad faith, fraud or misrepresentations.

The board of directors of LAN is required to submit consolidated financial statements to the shareholders of LAN for their approval at the annual ordinary shareholders meeting. If the shareholders reject the financial statements, the board of directors of LAN must submit new financial statements no later than 60 days from the date of the meeting. If the shareholders reject the new financial statements, the entire board of directors of LAN is removed from office and a new board of directors is elected at the same meeting. Directors who approved such financial statements are disqualified for re-election for the ensuing period.

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

Dividend and Liquidation Rights

TAM must distribute at least 25% of the balance of the net profit (net profit is equal to total profit minus legal deductions) from the preceding fiscal year as mandatory dividends. Net profit shall be calculated in accordance with Brazilian law and generally accepted accounting principles in Brazil (which we refer to as “Brazilian GAAP”). Dividends can be paid out to shareholders in cash, shares or the right to receive additional shares.

TAM may suspend the mandatory dividend in any year in the event that the board of directors informs the shareholders meeting that a distribution would not be feasible in light of TAM’s financial situation. The fiscal council, if in operation, shall deliver an opinion on such statement and, in a publicly traded company, the officers shall forward to the CVM, within five days of holding the shareholders meeting, an explanation justifying the suspension.

TAM must maintain a legal reserve into which it must allocate five percent profit for each year until the reserved amount is equal to 20% of the paid-up capital.

Intermediary dividends may be distributed based on the accumulated profits account or existing profit reserves upon resolution by the board of directors and ad referendum of a shareholders meeting. However, intermediary dividends are always considered an advance of the mandatory dividends.

In the event of liquidation, preferred shareholders have priority in the reimbursement of capital, without premium.

LAN must distribute an annual cash dividend equal to at least 30% of its annual net income calculated in accordance with generally accepted accounting principles in Chile (which we refer to as “Chilean GAAP”), unless otherwise decided by a unanimous vote of the holders of all issued shares, and unless and except to the extent LAN has accumulated losses.

If there is no net income in a given year, LAN can elect to, but is not legally obligated to, distribute dividends out of retained earnings. All outstanding LAN common shares are entitled to share equally in all dividends declared by LAN.

LAN may grant an option to shareholders to receive any dividend in excess of 30% of net income in cash, in its own shares or in shares of publicly held corporations held by LAN.

Dividends that are declared but not paid within the appropriate time period set forth in the Chilean Corporation Law (as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of the UF. The UF is a daily indexed, Chilean peso -denominated accounting unit designed to discount the effect of Chilean inflation and it is based on the previous month’s inflation rate as officially determined. Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period.

In the event of LAN’s liquidation, the holders of fully paid LAN common shares would participate pro rata in the distribution of assets remaining after payment of all creditors. Holders of shares not fully paid will participate in such distribution in proportion to the amount paid.

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

Withdrawal Right of Dissenting Shareholders to Tender Their Shares

A dissenting shareholder has the right to have its shares reimbursed upon the approval of the following matters:

•

creating preferred shares or increasing an existing class of preferred shares without maintaining the existing ratio with the remaining class of preferred shares, unless already set forth in, or authorized by, the by-laws;

•	altering a preference, a privilege or a condition of redemption or amortization conferred upon one or more classes of preferred shares, or creating a new, more favored class;

•	reducing the compulsory dividend;

•	merging the company with another company or consolidating it;

•	participating in a group of companies;

•	changing the corporate purpose; and

•	dividing the company.

The reimbursement must only be made in accordance with the following rules:

•	in the case of the first two bullets above, only the shareholder of the prejudiced types and classes of shares shall have the right to withdraw;

•

in the case of the fourth and fifth bullets above, the holder of shares of a class or type that has market liquidity and dispersion shall not have the right to withdraw. For these purposes: (i) liquidity is evidenced when the type or class of share, or the certificate that represents it, is part of a general index representing a portfolio of securities in Brazil or abroad, defined by the CVM; and (ii) dispersion is evidenced when the majority shareholder, the controlling company or other companies under their control hold less than half of the issued shares of the applicable type or class;

The Chilean Corporation Law provides that, upon the adoption at an extraordinary meeting of shareholders of any of the resolutions enumerated below, dissenting shareholders acquire the right to withdraw and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions.

This right will be suspended if the company is declared bankrupt or is subject to a creditor’s agreement under Chilean Law.

Under Chilean Corporation Law, dissenting shareholders are those who attend a shareholders’ meeting and vote against a resolution which results in the withdrawal right, or, if absent at such a meeting, those who state in writing to the company their opposition to such resolution within the following 30 days. Dissenting shareholders must perfect their withdrawal rights by tendering their stock to the company within 30 days after adoption of the resolution.

The price paid to a dissenting shareholder of a publicly held corporation is the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period preceding the event giving rise to the withdrawal right. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not shares actively traded on a stock exchange (acciones de transacción bursátil), the price paid to the dissenting shareholder is the book value. Book value for this purpose equals paid capital plus reserves and profits, minus losses, divided by the total number of subscribed shares (whether entirely or partially paid). For the purpose of making this calculation, the last annual balance sheet is used and adjusted to reflect inflation up to the date of the shareholders’ meeting that gave rise to the withdrawal right.

The resolutions that result in a shareholder’s right to withdraw are the following:

•	the transformation of the company into an entity that is not a publicly held corporation governed by the Chilean Corporation Law;

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

•

in the case of the final bullet above, there shall only be a right to withdraw if the division results in: (i) a change in the corporate purposes, except when the divided company is transferred to a company with a main line of business that coincides with the line of business of the divided company; (ii) a reduction in the mandatory dividend; or (iii) participation in a group of companies.

When requesting the reimbursement of its shares, the shareholder has the following rights:

•

the amount of a reimbursement may not be less than the net worth of the shares as stated in the last balance sheet approved by the shareholders meeting, provided that, and subject to the exceptions below, the reimbursement value is calculated in accordance with the economic value of the company; and

•

if the decision of the shareholders meeting is taken more than 60 days after the date of the last approved balance sheet, the dissenting shareholder may demand, together with the refund, that a special balance sheet be prepared as of a date within such 60-day period. In such a case, the company shall forthwith pay 80% of the refund amount calculated according to the last balance sheet and, after the special balance sheet is ready, it shall pay the balance within 120 days from the date of the resolution of the shareholders meeting.

The sale of more than 50% of TAM’s stake in TAM L.A. to a third party would be considered a change in TAM’s corporate purpose and would give TAM’s shareholders the right (subject to Brazilian corporation law and TAM’s by-laws) to withdraw their shareholdings and receive the economic value of their shares.

•	the merger of the company with or into another company;

•

the conveyance of 50% or more of the assets of the company, whether or not such sale includes the company’s liabilities, that will be determined subject to the annual financial statements; and the submittal of, or changes to, any business plan that contemplates the conveyance of assets in an amount that exceeds the percentage mentioned above; the conveyance of 50% or more of a subsidiary’s assets, as long as this subsidiary represents 20% or more of company’s assets, as any conveyance of the subsidiary’s assets that implies that company loses the control of such subsidiary;

•

the creation of preferential rights for a class of shares or an increase, extension or reduction to those already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•	the correction of any formal defect in the incorporation of the company or any amendment to the company’s by-laws that grants the right to withdraw;

•	the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of the company’s assets, except with regard to subsidiaries;

•	resolutions of the shareholders’ meeting approving the decision to make private a public corporation in the case the legal requirements to be considered a public corporation cease to be met; and

•	such other causes as may be established by the company’s by-laws (no such additional resolutions currently are specified in LAN’s by-laws).

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

In addition, (i) shareholders of publicly held corporations have the right to withdraw if a person acquires two-thirds or more of the outstanding shares of such corporation with the right to vote (except as a result of other shareholders not having subscribed and paid a capital increase) and does not make a tender exchange offer for the remaining shares within 30 days after acquisition; and (ii) minority shareholders of publicly held corporations have the right to withdraw if a person acquires more than 95% of the outstanding shares of such corporation.

Under Article 69(bis) of the Chilean Corporation Law, the right to withdraw is also granted to shareholders (other than pension funds that administer private pension plans under the national pension law), under certain terms and conditions, if a company were to become controlled by the Chilean government, directly or through any of its agencies, and if two independent rating agencies downgrade the rating of its stock from first class because of certain actions specified in Article 69(bis) undertaken by the company or the Chilean government that affect negatively and substantially the earnings of the company. Shareholders must perfect their withdrawal rights by tendering their shares to the company within 30 days of the date of the publication of the new rating by two independent rating agencies. If the withdrawal right is exercised by a shareholder invoking Article 69(bis), the price paid to the dissenting shareholder shall be the weighted average of the sales price for the shares as reported on the stock exchanges on which the company’s shares are quoted for the six-month period preceding the publication of the new rating by two independent rating agencies. If, as previously described, the SVS determines that the shares are not actively traded on a stock exchange, the price shall be the book value calculated as described above.

Ownership Restrictions

There are no restrictions on ownership of TAM shares held by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments, sale proceeds or other amounts, eligible to be remitted in foreign currency outside Brazil is subject to registration of investments with the Central Bank.

Under Article 12 of the Securities Market Law and Regulation n. 269 of the SVS, certain information regarding transactions in shares of publicly held corporations must be reported to the SVS and the Chilean stock exchanges on which the shares are listed. Any person that directly or indirectly owns 10% or more of LAN shares, or that due to an

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

Foreign investors must either register their investment as a direct foreign investment before the Central Bank of Brazil under Law 4,131/62, or as a foreign portfolio investment before the CVM under Resolution No. 2,689/00 and Instruction No. 325.

Foreign investors with direct foreign investments registered under Law 4,131/62 may buy and sell through private transactions or transactions conducted through the Bovespa or over-the-counter market and are generally subject to less favorable tax treatment as compared to foreign investors with investments in portfolios pursuant to Resolution No. 2,689/00 and Instruction No. 325.

Under Resolution No. 2,689/00, foreign investors with portfolio investments registered with the CVM may only buy and sell shares on the stock exchange or on the over-the-counter market, except in certain cases, such as the acquisition of shares in public offerings. Investors under these regulations are also generally entitled to favorable tax treatment.

acquisition of shares obtains such percentage, and the directors liquidators, principal officers, general manager or managers of LAN will be required to report to the SVS and the Chilean stock exchanges at the latest the day after the following transactions were made:

•	any acquisition or sale of LAN’s shares; and

•	any acquisition or sale of contracts or securities which price or result is significantly conditioned by the variation or evolution of the price of such securities.

Article 200 of the Securities Market Law prohibits any shareholder that has taken control of a publicly traded company from acquiring, for a period of 12 months from the date of the transaction that granted it control of the publicly traded company, a number of shares equal to or higher than 3.0% of the outstanding issued shares of the target without making a tender exchange offer at a price per share not lower than the price paid at the time of taking control. Should the acquisition from the other shareholders of the company be made on the floor of a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

Rights of shareholders or groups of shareholders whose

equity participation exceeds certain legal thresholds

In addition to the other rights mentioned in this chart, shareholders holding at least five percent of the share capital may:

•

call a meeting of the board of directors, whenever the officers of the company do not, within eight days, comply with a request that a meeting be called, indicating the justification for its necessity and the matters to be discussed;

•	request the disclosure, at the ordinary shareholders meeting, of:

•	the number of securities, issued by the company or by a controlled company or a company belonging to the same

Chilean Corporation Law provides that shareholder(s) holding at least 10% or more of all of the issued and outstanding shares may request the corporation (acting through its chairperson) to summon an ordinary or extraordinary shareholders’ meeting in order to discuss and/or resolve the matters requested by such shareholder(s).

The Chilean Corporation Law provides that, whenever shareholders representing 10% or more of the issued voting shares so request, a Chilean company’s annual report must include such shareholders’ comments and proposal in relation to the company’s affairs. Similarly, the Chilean

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

group, which a director or officer has acquired or disposed of, either directly or through other persons, during the previous fiscal year;

•	the options to purchase shares which a director or officer has acquired or exercised during the previous fiscal year;

•

the direct or incidental fringe benefits or advantages which a director or officer has received or is receiving from the company and from associated or controlled companies or companies belonging to the same group;

•	the conditions of the contracts of employment which the company entered into with its directors and senior employees; and

•	any other matter which is relevant to the company’s activities.

•	institute proceedings against any officer of the company for civil liability for the losses caused to the company’s assets, whenever the shareholders meeting decides not to institute such proceedings;

•	institute proceedings for indemnification against the controlling company for any damages it may have caused by any acts:

•	infringing its obligation to use its controlling power in order to make the company accomplish its purpose and perform its social role;

•	infringing its obligation to loyally respect and heed the rights and interests of the other shareholders of the company, those who work for the company and the community in which it operates; and

•	through acts performed by the abuse of its power, as provided for in law.

Additionally, non-controlling shareholders holding at least five percent of the common shares, or five percent of the preferred shares with no voting rights, may request the operation of the fiscal council of a company affiliated with that company’s group.

Corporation Law provides that whenever the board of directors of a publicly held corporation convenes an ordinary meeting of the shareholders and solicits proxies for that meeting, or distributes information supporting its decisions or other similar material, it is obligated to include as an annex to its annual report any pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who have requested that such comments and proposals be included.

Shareholders that represent at least 5% of the issued voting shares, may on behalf and for the benefit of the corporation, claim indemnification against whomever may be liable, for any damage or loss caused to the corporation’s equity, as a result of a breach of the Corporations Law, the Corporations Law Regulations, the corporation’s bylaws or the regulations provided by the board of directors.

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

Board of Directors

TAM is managed by a board of directors and an executive management board.

The board of directors of TAM is composed of eight members, all of whom are shareholders of TAM.

Directors must be elected at a shareholders meeting and may be removed from their positions at any time.

Pursuant to the Corporate Governance Level 2 Listing Regulation, at least 20% of the board of directors must be independent. Certain directors elected pursuant to article 114, paragraphs four and five, of Law no. 6,404/76 are also considered independent.

When electing the members of the board of directors, shareholders representing at least five percent of the voting capital may request that a multiple voting procedure be adopted to entitle each share to as many votes as there are board members and to give each shareholder the right to vote cumulatively for only one candidate or to distribute his votes among several candidates.

A new election shall be held for offices which are not filled due to candidates receiving an equal number of votes. Following an election held under this procedure, the removal of any member of the board of directors at a shareholders meeting shall result in the removal of all the other members, after which new elections shall be held. In all other cases of vacancy in which there is no replacement, a new election for the entire board of directors shall be held at the next shareholders meeting.

LAN is managed by a board of directors.

The board of directors of LAN is composed of nine members who hold the office for two years. There is no requirement that a director be a shareholder.

Quorum for the board of directors will be the presence of a majority of members of the board.

Pursuant to Article 38 of the Chilean Corporations Law, the board of directors can only be removed in its entirety by the shareholders in an ordinary or extraordinary meeting of the Company. Directors cannot be removed on an individual basis.

When a resignation or vacancy of a director occurs, the entire board shall be renewed at the next ordinary shareholders meeting of the Company, and in the interim period, until such shareholders meeting is held, the board may appoint a replacement director. If the resigned member of the board of directors is also a member of the Committee of Directors, shall also cease its functions in such committee. Further, a member of the Committee of Directors cannot resign to this position without resigning to the board.

Committee of Directors

As required by the Chilean Corporations Law, as amended by Law No. 19,705 and Law No. 20,382, publicly listed companies with market capitalization of UF 1.5 million or more (equivalent to approximately U.S.$70.3 million as of May 4, 2012), and at least 12.5% of their voting shares held by minority shareholders (shareholders with less than 10% of voting shares) must have at least one independent director and a Committee of Directors composed of no less than three board members.

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

Shareholders representing the majority of the following shares shall have the right to elect and remove from office a member and his substitute from the board of directors in a separate election at the shareholders meeting, except that the majority shareholder shall be excluded from such vote: (i) shares which represent at least 15% of the shares with voting rights; and (ii) preferred shares without voting rights or with restricted voting rights, issued by a publicly-held company, which represent at least 10% of the share capital. If neither the holders of shares with voting rights nor the holders of preferred shares without voting rights or with restricted voting rights are sufficient to achieve the required quorum, they shall be allowed to aggregate their shares in order to jointly elect a member and his substitute for the board of directors. In this case, the quorum required by item (ii) applies.

Whenever the election of the board of directors is conducted through multiple voting and the holders of common shares or preferred shares exercise the right to appoint a member of the board, the shareholder or shareholders bound by voting agreements representing more than fifty percent of voting shares shall have the right to appoint the same number of members appointed by the remaining shareholders plus one, regardless of the number of board members specified in the by-laws.

The meetings of the board of directors will only take place if at least six of its members are present. Any special condition set forth in a shareholders agreement, if it is filed in the company head office, shall also be observed. Each director has the right to issue one vote, and the President of the board has the casting vote in addition to a personal vote.

Any matters decided by the board of directors must be approved by at least five of the directors. Any special condition set forth in a shareholders agreement, if it is filed in the company head office, shall also be observed.

The Company has a Committee of Directors, which operates in accordance with Article 50 bis of the Chilean Corporations Law. In accordance with Chilean law, the Committee of Directors is responsible for, among other duties:

•

examining the reports prepared by the external auditors, the balance sheet and other financial statements submitted by the administrators or liquidators of the company to the shareholders, and issuing an opinion with respect thereto prior to their presentation to the shareholders for their approval;

•	proposing external auditors and rating agencies, as appropriate, to the board of directors, who shall propose them at the respective shareholders’ meeting;

•	examining the background information concerning related party transactions and producing a report about such transactions to the chairman of the board of directors;

•	examining officers’ compensation systems and plans;

•	preparing a report regarding their management and performance where they include their principal recommendation to the shareholders;

•	notifying the board of directors with respect to the independent auditing firm that will perform the services that are not performed by the internal auditors; and,

•	examining other matters prescribed by the respective by-laws, or entrusted to the Audit Committee by a general shareholders’ meeting or the board of directors, if applicable.

The current members of LAN’s Committee of Directors are Jorge Awad Mehech, Juan Gerardo Jofré Miranda and Ramón Eblen Kadis.

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

Rights to Inspect Corporate Books and Records

Anyone may request certificates of the entries in the Registered Shares Register Book, Registered Shares Transfer Book, Registered Participation Certificates Register or Registered Participation Certificates Transfer Book, provided they are required for the defense of rights and clarification of circumstances of personal interest or in the interest of the shareholders or the securities market, for which the company may charge the cost of the respective service. Appeals may be filed with the CVM in the event the request is denied by the company.

In addition to that, at the request of shareholders representing at least five percent of the capital, a complete inspection of the books of the company may be ordered by a competent judicial court whenever acts contrary to the law or to the by-laws occur or there are grounds to suspect that serious irregularities have been committed by any of the corporate organs of the company.

The annual report, balance sheet and inventory, minutes, books and other items supporting them and the report of the external auditors of LAN and its subsidiaries shall be available to shareholders for examination at LAN’s principal office for 15 days prior to the date set for regular general shareholder meetings. LAN shall send each of the shareholders registered in the registry a copy of the annual report and financial statements of LAN no later than the date of the first notice convening a regular shareholders’ meeting.

Also included will be the opinion of the auditors and their respective notes. However, the SVS may authorize companies that have a large number of shareholders to limit the sending of such documents only to those shareholders who have a number of shares exceeding a certain number, and, in any case, to any shareholder that has requested such sending.

Shareholders who do not fall into this category but who request it must be sent a copy of LAN’s annual report.

In addition to these requirements, LAN regularly has provided, and currently intends to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend for shareholder approval.

The Chilean Corporation Law provides that, whenever shareholders representing 10% or more of the issued voting shares so request, a Chilean company’s annual report must include such shareholders’ comments and proposal in relation to the company’s affairs. Similarly, the Chilean Corporation Law provides that whenever the board of directors of a publicly held corporation convenes an ordinary meeting of the shareholders and solicits proxies for that meeting, or distributes information supporting its decisions or other similar material, it is obligated to include as an annex to its annual report any pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who have requested that such comments and proposals be included.

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

LAN publishes its complete annual audited general balance sheet and profit and loss statements, and a summary of the notes, in a widely circulated newspaper in Chile and uploads them to its web page and files them with the SVS no less than 10 and not more than 20 days in advance of the date of the regular shareholders’ meeting at which the shareholders will vote on the approval of the financial statements. If there are modifications or amendments to the balance sheet and profit and loss statements by the date of the meeting, the changes will be published in the same manner described in the preceding sentence and must also be sent to the shareholders registered in the registry within 15 days following the date of the meeting.

Rights to Inspect the Shareholders List

Any shareholder holding either common or preferred shares amounting to at least half a percent of the share capital of the company may request a list of the addresses of all of the shareholders of the company, in order to request proxies to vote in relation to a matter to be decided by the shareholders. The proxy request must: (i) contain all the informative elements necessary to the exercise of the vote to be cast by the proxy holder; (ii) allow the shareholder to vote against the decision, with the appointment of another proxy holder to exercise such vote; and (iii) be directed to all the shareholders whose addresses are known by the company.

In accordance with Article 7 of the Chilean Corporations Law, Oficio 563 dated January 13, 2010 and Oficio Circular 599 dated April 15, 2010, both issued by the SVS, a Chilean company shall maintain in its corporate headquarters, agencies and branches, or if available in the web page of the company, among other documents: (i) a copy of the updated by-laws of the company duly certified by the CEO of the company; (ii) a copy of the last ordinary and extraordinary shareholders meetings; (iii) a copy of the financial statements of the company, report of the external auditors and the annual report; and (iv) the list of shareholders of the company, which, if available in the web page of the company, shall be accessible only by shareholders of the company.

Rights of Directors and Officers to Obtain Indemnification from the Company

Not applicable in Brazil.

Not applicable in Chile.

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

Acquisition of its Own Shares

According to Brazilian corporation law, a company may not trade in its own shares, except for: (i) redemption, repayment or amortization operations provided for by law; (ii) shares acquired to be held in the company treasury or cancelled up to the outstanding balance of profits or reserves, the statutory reserve excepted, and without entailing a reduction in the share capital, or by donation; (iii) disposal of shares acquired under item (ii) above, and held in treasury; (iv) the purchase of shares when, it being resolved that the capital will be reduced through a cash redemption of part of the share value, their stock exchange price is less than or equal to the amount to be repaid.

Under penalty of annulment, the purchase of its own shares by a publicly-held company shall comply with the rules established by the CVM, which may require prior authorization in each case. Instruction CVM No. 10/80 was intended to provide for the conditions in which the company would be allowed to acquire its own shares (which would then be cancelled, held in treasury or disposed of). Such conditions include: (i) the existence of a provision in the by-laws allowing the board of directors to take action in this regard; (ii) the funds for the acquisition shall derive from the profits or capital reserve accounts, except for (a) the legal reserve account; (b) the account of profits to be paid; (c) the revaluation account; and (d) the special account for mandatory dividends not distributed; (iii) the term for the acquisition programs; (iv) the percentage of the entire capital that may be acquired; and (v) the political and economic rights to be granted for the shares held in treasury. The use of profits of the current fiscal year is also regulated by the CVM.

A company may not receive its own shares by way of security, except as bonds posted by its senior management. While held in the company treasury, the shares acquired in accordance with (iv) above shall have no rights in or to dividends or voting rights and shall be permanently retired.

Corporations may only acquire and own shares of their own issuance when the acquisition:

(a) is a product of the exercise by one or more shareholders of its or their withdrawal rights;

(b) is a product of the merger with another company which is a shareholder in the absorbing corporation; or

(c) allows the corporation to carry out a capital reduction, when the value of the shares in the market is lower than the redemption value that proportionally corresponds to each shareholder.

(d) allows the corporation to carry out an agreement of the extraordinary shareholders meeting for the acquisition of its own shares, with the conditions expressed in articles 27 to 27D of the Chilean Corporations Law.

Shares owned by their issuing corporation are not counted to determine quorums in shareholders’ meetings and are deprived of political and economic rights.

Shares owned by their issuing corporation pursuant to letters (a) and (b) above must be sold on a stock exchange within the term of one year from the date of the acquisition or, otherwise, the authorized capital of the corporation will be reduced by the sole operation of law.

The conveyance of such shares shall be exercised complying with the existing pre-emptive rights.

In the case of corporations which shares are actively traded on a stock exchange, these may acquire and own shares of their own issuance when the following copulative conditions are present:

(1) the acquisition (in programs of not more than five years) is approved in an extraordinary shareholders’ meeting with the affirmative vote of two-thirds of the issued and outstanding shares with right to vote;

(2) the acquisition is for an amount not exceeding the corporation’s retained profits; and

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

(3) if the corporation’s capital is divided into series of shares, the acquisition shall be made in proportion to the number of shares of each series actively traded on a stock exchange.

No corporation whose shares are actively traded on a stock exchange may own more than five percent of the outstanding subscribed and paid-up shares of its own issuance. These shares shall be sold within the term of 90 days from the date of the acquisition.

Class Actions and Shareholder Derivative Suits

According to TAM’s by-laws, all the controversies or disputes among or against any of the shareholders, the company, its managers and members of the board of directors or the fiscal board, shall be submitted to arbitration in Brazil.

Both the Chilean Corporation Law and LAN’s by-laws provide that all disputes arising among shareholders in their capacity as such or between LAN or LAN’s administrators and the shareholders may either be submitted to arbitration in Chile or to the courts of Chile at the election of the plaintiff initiating the action.

Related Party Transactions

The controlling shareholders shall be liable to TAM for any damage caused if they, directly or through third parties, as well as other companies in which they have an interest, enter into a contract incorporating unduly favorable or inequitable terms.

Moreover, the TAM by-laws require that the board of directors approve the execution of any contracts: (i) between the company and the controlling shareholders, directly or through third parties, as well as other companies in which the controlling shareholders have an interest; and (ii) between the company and any of its shareholders or companies in which the shareholder or the company holds a stake of five percent or more of the share capital. In each of the preceding cases, any of the directors may first request that a specialized company evaluate the terms and conditions of the proposed contract and determine whether the terms and conditions of such contract are adequate in view of the conditions and practices of the market (to constitute an “arm’s length” agreement).

Title XVI of the Chilean Corporations Law and, in particular, article 147 thereof (which we refer to as “Article 147”), requires that LAN’s transactions with related parties (which include, among others, directors and executive officers) (i) have as their purpose the contribution to the company’s interests; (ii) be on price, terms and conditions similar to those customarily prevailing in the market at the time of their approval and (iii) in certain cases, comply with the following requirements:

(1) directors and executive officers having an interest or participating in the transaction must notify such participation or interest to the board of directors of LAN or the person designated by the board of directors of LAN and the persons that breach this obligation will be jointly and severally liable for the damages that the transaction causes to the company and its shareholders;

(2) the transaction must be approved by the majority of the directors of the board of directors of LAN, excluding the interested directors (who nonetheless must make public their opinion regarding the

Provisions Applicable to

Holders of TAM Common Shares

and TAM Preferred Shares

Provisions Applicable to

Holders of LAN Common Shares

Whenever the execution of contracts between the company and the controlling shareholders, directly or through third parties, as well as other companies in which the controlling shareholders have an interest, shall be discussed at an ordinary or extraordinary shareholders meeting, the preferred shareholders shall have the right to vote in relation to such matter.

transaction if requested by the board of directors of LAN), or, if more than the absolute majority of the board of directors are interested in the transaction, by all the non-interested directors, or otherwise, by two-thirds of the shares with the right to vote of the Company;

(3) resolution of the board of directors of LAN approving the transaction must be reported to the Company’s shareholders at the next shareholders’ meeting; and

(4) in case the transaction is submitted for approval by the shareholders, the board of directors of LAN will designate at least one independent appraisal to inform the shareholders about the terms of the transaction, its effects and its potential impact to the Company.

Transactions for an amount considered not relevant according to the Chilean Corporations Law, transactions in the ordinary course of business of the company that comply with general and customary policies approved by the board of directors of the Company, and transactions with entities in which the Company has at least 95% of the property, shall not be required to comply with all the above mentioned proceedings.

Related parties that violate Article 147 are jointly and severally liable for losses resulting from such violations. Violation of Article 147 may result in administrative or criminal sanctions, and civil liability may be sought by the Company, shareholders or interested third parties that suffer losses as a result of such violations. These transactions are also examined by the Directors’ Committee.

For information concerning these transactions, see Note 35 to LAN’s audited consolidated financial statements found elsewhere in this offer to exchange/prospectus.

Upon completion of the exchange offer and the mergers, the holders of TAM ADSs (including TAM preferred ADSs and TAM common ADSs) and TAM shares who validly tender their TAM ADSs and TAM shares through the US exchange agent into, and do not withdraw them from, the exchange offer will receive in exchange LAN ADSs. For a further discussion of the consideration to be delivered in connection with the exchange offer, see “The Exchange Offer—Settlement and Delivery of Securities—Delivery of LAN ADSs” section of this offer to exchange/prospectus beginning on page 206. Prior to delivery of such LAN ADSs, the LAN common shares represented by the LAN ADSs will be deposited with the principal Santiago office of Banco Santander-Chile, as the LAN custodian for the LAN ADS depositary in Chile (the “LAN custodian”) for the account of the LAN ADS depositary. Holders of LAN ADSs are not treated as shareholders of LAN and do not have the same rights as holders of LAN common shares. Rather, such holders have rights and obligations as holders of LAN ADSs, which are set forth in the LAN deposit agreement and in the form of LAN ADR attached thereto. The LAN ADS depositary will be the registered holder of the LAN common shares underlying the LAN ADSs, so holders of LAN ADSs must rely on it to exercise the rights of a shareholder of LAN on their behalf. The obligations of the LAN ADS depositary and its agents are set forth in the LAN deposit agreement. The LAN deposit agreement and the LAN ADSs are governed by New York law.

The following is a summary comparison of:

•	the current rights and obligations of holders of TAM ADSs pursuant to the TAM deposit agreements (including the attached forms of TAM ADRs) and under applicable Brazilian law; and

•	the current rights and obligations of holders of LAN ADSs pursuant to the LAN deposit agreement (including the attached form of LAN ADR) and under applicable Chilean law.

The summary in this section is qualified in its entirety by reference to, and is subject to, the detailed provisions of the LAN deposit agreement (including the attached form of LAN ADR) and the TAM deposit agreements (including the attached forms of TAM ADRs). This is a summary only and therefore does not contain all the information that may be important to you. For more complete information, you should read in their entirety the LAN deposit agreement, which is attached as Exhibit 4.1 to the Registration Statement, the TAM preferred ADS deposit agreement, which is attached as an exhibit to the TAM Form F-1, and the TAM common ADS deposit agreement, which is attached as an exhibit to TAM’s registration statement under the Securities Act on Form F-6, filed on February 14, 2012. You should also read the summary description of the TAM preferred ADSs under the heading “Description of American Depositary Receipts” in the TAM F-1 and the summary description of the LAN ADS under the “Description of American Depositary Shares” section in the LAN Form F-3, as they contain additional information about the rights of holders of TAM preferred ADSs and LAN ADSs, respectively, that may be of interest to you. To learn where you may obtain these documents, see the “Where You Can Find More Information” section of this offer to exchange/prospectus beginning on page 16.

The summaries of the LAN deposit agreement and the TAM deposit agreements below assume that ADRs are held directly. If ADRs are held through a broker, dealer, commercial bank, trust company or other nominee, the investor must rely on the procedures of such nominee to assert the rights of an ADR holder described in this section. An investor should consult with its broker, dealer, commercial bank, trust company or other nominee to find out what those procedures are.

For a comparison of the rights of holders of TAM ADSs and LAN BDSs, see the summary comparison that follows this comparison of rights.

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN ADSs

General

The TAM depositary is JPMorgan Chase Bank pursuant to the TAM preferred ADS deposit agreement.

Each TAM preferred ADS represents an ownership interest in one TAM preferred share and any securities, cash or property received by the TAM depositary or the custodian on or in substitution of the TAM preferred ADSs and not distributed directly to the investor, which we refer to collectively as “TAM preferred deposited securities.”

Holders of TAM preferred ADSs are not treated as shareholders of TAM and do not have the same rights as holders of TAM preferred shares. Rather, such holders have rights as holders of TAM preferred ADSs, which are set forth in the TAM preferred ADS deposit agreement. The custodian, as the TAM depositary’s agent, will actually be the registered owner of the TAM preferred shares underlying the TAM preferred ADSs, so holders of TAM preferred ADSs must rely on it to exercise the rights of a shareholder of TAM on their behalf.

An investor may hold the TAM preferred ADSs either directly or indirectly through its broker, dealer, commercial bank, trust company or other nominee. If an investor holds TAM preferred ADSs directly, it is a TAM preferred ADR holder and the TAM preferred ADSs will be registered in its name on the books of the TAM depositary. Unless otherwise requested by the investor, all TAM preferred ADSs will be issued on the books of the TAM depositary in book-entry form.

The LAN ADS depositary is JPMorgan Chase Bank pursuant to the LAN deposit agreement.

Each LAN ADS represents one LAN common shares (or the right to receive one LAN common share) deposited with the LAN custodian and any securities, cash or property received by the LAN ADS depositary or the LAN custodian in respect of such LAN ADS and at such time held under the LAN deposit agreement, which we refer to collectively as “LAN deposited securities.”

Holders of LAN ADSs are not treated as shareholders of LAN and do not have the same rights as holders of LAN common shares. Rather, such holders have rights as holders of LAN ADSs, which are set forth in the LAN deposit agreement. The LAN ADS depositary will actually be the holder of the LAN common shares underlying the registered LAN ADSs, so holders of LAN ADSs must rely on it to exercise the rights of a shareholder of LAN on their behalf.

An investor may hold the LAN ADSs either directly or indirectly through its broker, dealer, commercial bank, trust company or other nominee. If an investor holds LAN ADSs directly, it is a LAN ADR holder and the LAN ADSs will be registered in its name on the books of the LAN ADS depositary.

Deposit, Transfer and Withdrawal

Deposit. Upon deposit of TAM preferred shares (or evidence of rights to receive such shares), receipt of related delivery documentation and compliance with the other provisions of the TAM preferred ADS deposit agreement, including the payment of the fees and charges of the TAM depositary and any taxes or other fees or charges owing, the TAM depositary will issue a TAM preferred ADR in the name or upon the order of the person entitled thereto evidencing the number of TAM preferred ADSs to which such

Deposit. Upon deposit of LAN common shares (or evidence of rights to receive such shares), receipt of related delivery documentation and compliance with the other provisions of the LAN deposit agreement, including payment of any fees and expenses of the LAN ADS depositary and any applicable taxes or other charges, such as stamp taxes or stock transfer fees or charges, and subject to the investor’s delivery to the LAN ADS depositary or the LAN custodian of any certificates required under Chilean law or the

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN ADSs

person is entitled. The custodian will hold all deposited TAM preferred shares for the account and to the order of the TAM depositary.

At an investor’s request, risk and expense, the TAM depositary may accept deposits for forwarding to the custodian and may deliver TAM preferred ADRs at a place other than the TAM depositary’s office.

Transfer. Title to TAM preferred ADRs and to the TAM preferred deposited securities represented by TAM preferred ADSs, when endorsed or accompanied by proper instruments of transfer (as applicable), is transferable by delivery with the same effect as in the case of negotiable instruments under the laws of the State of New York. However, the TAM depositary, notwithstanding any notice to the contrary, may treat the person in whose name the TAM preferred ADRs are registered on the ADR register as the absolute owner thereof for all purposes, and neither the TAM depositary nor TAM will have any obligation or be subject to any liability under the TAM preferred deposit agreement to the holder of a TAM preferred ADR, unless such holder is the registered holder thereof.

Withdrawal. When a TAM preferred ADR holder returns TAM preferred ADRs to the TAM depositary’s office or when a holder provides proper instructions and documentation in the case of TAM preferred ADRs held in book-entry form, such holder is entitled to delivery of the TAM preferred deposited securities represented by such TAM preferred ADRs at that time at the custodian’s office by such other means as the TAM depositary deems practicable, upon payment of certain applicable fees, charges and taxes. At the holder’s request, risk and expense, the TAM depositary may deliver TAM preferred deposited securities to such other place as the investor may request.

The TAM depositary may restrict the withdrawal of TAM preferred deposited securities only in connection with:

•	temporary delays caused by closing TAM’s transfer books or those of the TAM regulations of the Central Bank of Chile, the LAN ADS depositary will register the appropriate number of LAN ADSs in the names requested by the investor and will deliver the LAN ADRs at its office to the persons requested by the investor. LAN deposited securities will be held by the LAN custodian for the account and to the order of the LAN ADS depositary or at such place or places and in such manner as the LAN ADS depositary shall determine.

At an investor’s request, risk and expense, the LAN ADS depositary may accept deposits for forwarding to the LAN custodian for deposit under the LAN deposit agreement.

Transfer. Subject to any limitation set forth in the LAN deposit agreement or in the form of LAN ADR, title to LAN ADRs and to the LAN ADSs evidenced thereby, when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the State of New York. However, the LAN ADS depositary, notwithstanding any notice to the contrary, may treat the person in whose name the LAN ADRs are registered on the books of the LAN ADS depositary as the absolute holder thereof for all purposes.

Withdrawal. When a LAN ADR holder returns LAN ADRs to the LAN ADS depositary’s office or when a holder provides proper instructions and documentation in the case of LAN ADRs held in book-entry form, the LAN ADS depositary will deliver the shares and any other LAN deposited securities underlying the LAN ADRs to the holder or a person designated by it at the office of the LAN custodian, upon payment of any applicable fees, expenses, taxes or charges, such as stamp taxes or stock transfer taxes or fees and delivery of any certifications required under the laws of Chile and regulations of the Central Bank of Chile and subject to the terms and conditions of the LAN deposit agreement. At the holder’s request, risk and expense, the LAN ADS depositary will deliver the LAN deposited securities to such other place as the investor may request.

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN ADSs

depositary, the deposit of TAM shares in connection with voting at a shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any US or foreign laws or governmental regulations relating to the TAM preferred ADRs or to the withdrawal of TAM preferred deposited securities.

Simultaneously with the delivery of LAN common shares, the LAN custodian, pursuant to the foreign investment contract, dated as of November 1, 1997, among LAN, the Central Bank of Chile and the LAN ADS depositary, as amended, will issue or cause to be issued to the holder a certificate which states that the LAN common shares have been transferred to such holder by the LAN ADS depositary and that the LAN ADS depositary waives in favor of the holder the right of access to the formal exchange market to the withdrawn LAN common shares.

The LAN ADS depositary may restrict the withdrawal of LAN deposited securities only in connection with:

•	compliance with such regulations as the depositary may establish as consistent with the deposit agreement;

•	production of proof of identity of any signatory and genuineness of signature;

•	payment of fees, taxes and similar charges; or

•	compliance with any laws or governmental regulations relating to LAN ADRs or to the withdrawal of the LAN deposited securities.

This right of withdrawal may only be limited as set forth in the deposit agreement and the Form F-6.

Share Dividends and Other Distributions

The TAM depositary has agreed to pay TAM preferred ADR holders the cash dividends or other distributions it or the custodian receives on TAM preferred shares or other TAM preferred deposited securities, after converting any cash received into US dollars and, in all cases, making any necessary deductions provided for in the TAM preferred ADS deposit agreement, including any applicable fees and expenses. TAM preferred ADR holders will receive such distributions in proportion to the number of underlying securities that their respective TAM preferred ADRs represent.

The LAN ADS depositary has agreed to pay LAN ADR holders the cash dividends or other distributions it or the LAN custodian receives on LAN common shares or other LAN deposited securities after converting any cash received into US dollars, if practicable, and in all cases after making any necessary deductions provided for in the LAN deposit agreement, including any applicable fees and expenses. LAN ADR holders will receive such distributions in proportion to the number of underlying securities their LAN ADRs represent.

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN ADSs

Distribution of Rights to Acquire Additional ADRs. The TAM depositary will distribute warrants or other instruments representing rights to acquire additional ADRs in respect of any rights to subscribe for additional TAM preferred shares or other rights of any nature available to the TAM depositary as a result of a distribution on TAM preferred deposited securities if TAM provides satisfactory evidence that the TAM depositary may lawfully distribute such rights. However, if TAM does not furnish such evidence, the TAM depositary may:

•	sell such rights, if practicable, and distribute the net proceeds in the same way it does with cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case the holders will receive nothing.

Cash. The TAM depositary will distribute any US dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain holders, and (iii) deduction of the TAM depositary’s fees and expenses in converting any foreign currency into US dollars, transferring foreign currency or US dollars to the United States, obtaining any approval or license required for such conversion or transfer and making any sale by public or private means in any commercially reasonable manner. Following such conversion, the TAM depositary will set the per ADS dividend rate and announce it to the NYSE, thereby setting both the record date and payment date in respect thereof.

If conversion into US dollars is not possible or if any approval from the Brazilian government is needed and cannot be obtained, the TAM depositary may distribute the foreign currency to those TAM preferred ADR holders to whom it is possible to do so and will hold the foreign currency it cannot convert for the account of the TAM preferred ADR

Distribution of Rights to Acquire Additional ADRs. If LAN offers holders of LAN’s shares any rights to subscribe for additional shares or any other rights, the LAN depositary, after consultation with LAN, may make those rights available to LAN ADR holders, in which case the LAN depositary will exercise the rights and purchase the shares on behalf of such holders. The LAN depositary will then deposit the shares and deliver LAN ADSs to the LAN ADR holders. The LAN depositary will only exercise such rights if the holders pay it the exercise price and any other applicable charges. However, if the LAN depositary decides it is not legal and practical to make the rights available, the LAN depositary may:

•	sell such rights, if practicable, and distribute the net proceeds in the same way it does with cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case the holders will receive nothing.

Cash. The LAN depositary will convert any cash dividend or other cash distribution LAN pays on the LAN deposited securities into US dollars if it can do so on a reasonable basis, and if it can transfer the US dollars into the United States and will distribute to the LAN ADR holders the amount received (subject to appropriate adjustments for taxes withheld and net of any applicable fees and expenses) as soon as practicable in proportion to the number of LAN ADSs representing the LAN deposited securities held by such holders.

If conversion into US dollars is not possible or if any government approval is needed and cannot be obtained, the LAN depositary may distribute the foreign currency only to those LAN ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the LAN ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, the LAN depositary will deduct any withholding taxes that must be paid under applicable law. The LAN depositary will distribute only whole US dollars and cents and will round fractional cents to the

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN ADSs

holders who have not been paid. The TAM depositary will not invest the foreign currency on behalf of such holders and will not be liable for any interest. Before making any distribution, the TAM depositary will deduct any withholding taxes that must be paid under Brazilian law.

Shares. In the case of a distribution in shares, the TAM depositary will issue additional TAM preferred ADRs to evidence the number of TAM preferred ADSs representing such shares. The TAM depositary will only distribute whole TAM preferred ADSs. The TAM depositary will sell shares which would require it to distribute fractions of TAM preferred ADSs and distribute the net proceeds in the same way as cash to the TAM preferred ADR holders entitled thereto.

Other Distributions. In the case of a distribution of securities or property other than those described above, the TAM depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the TAM depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the TAM depositary determines that any distribution described above is not practicable with respect to any specific TAM preferred ADR holder, the TAM depositary may choose any practicable method of distribution for such TAM preferred ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the TAM preferred ADR holder as TAM preferred deposited securities, in which case the TAM preferred ADSs will also represent the retained items. Fractional cents will be withheld without liability for interest thereon and dealt with by the TAM depositary in accordance with its then current practices. The TAM depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any TAM preferred ADR holders. If the TAM depositary determines that any distribution in property (including TAM preferred shares and rights to subscribe therefor) other than cash on TAM preferred deposited securities is subject to any tax that the TAM depositary or the custodian nearest whole cent. If the exchange rates fluctuate during a time when the LAN depositary cannot convert the foreign currency, the investor may lose some or all of the value of the distribution.

Shares. The LAN depositary may distribute additional LAN ADSs representing any LAN common shares LAN distributes as a dividend or free distribution. The LAN depositary will only distribute whole LAN ADSs. The LAN depositary will sell shares which would require it to distribute fractions of LAN ADSs and distribute the net proceeds in the same way it does with cash to the LAN ADR holders entitled thereto. If the LAN depositary does not distribute additional LAN ADSs, the outstanding LAN ADSs will also represent the new shares. Notwithstanding the foregoing, if the LAN depositary determines that a distribution in LAN common shares may not legally be made to some or all LAN ADR holders, the LAN depositary may sell such shares and will remit the net proceeds thereof to the LAN ADR holders entitled thereto as in the case of a distribution in cash.

Other Distributions. If LAN approves, the LAN depositary will distribute to the LAN ADR holders anything else LAN distributes on LAN deposited securities by any means it deems equitable and practicable.

If the LAN depositary cannot make the distribution proportionately among the LAN ADR holders or the distribution is not otherwise feasible or LAN does not approve the proportional distribution, the LAN depositary has a choice. After consulting with LAN, it may decide to sell what LAN distributed and distribute the net proceeds in the same way as it does with cash, or, it may decide to hold what LAN distributed, in which case LAN ADSs will also represent the newly distributed property. However, the LAN depositary is not required to distribute any securities (other than LAN ADSs) to such holders unless it receives satisfactory evidence from LAN that it is legal to make that distribution.

If the LAN depositary determines that any distribution in property is subject to any tax or other governmental charge which the LAN depositary is obligated to withhold, the LAN depositary may, after

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN ADSs

is obligated to withhold, the TAM depositary may, by public or private sale, dispose of all or a portion of such property in such amounts and in such manner as the TAM depositary deems necessary and practicable to pay such taxes, and the TAM depositary will distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes to the TAM preferred ADR holders entitled thereto.

consultation with LAN, by public or private sale, dispose of all or a portion of such property in such amounts and in such manner as the LAN depositary deems necessary and practicable to pay any such taxes or charges, and the LAN depositary will distribute the net proceeds of any such sale after deduction of such taxes or charges to the LAN ADR holders entitled thereto in proportion to the number of LAN ADSs held by them respectively.

Record Dates

The TAM depositary may, after consultation with TAM if practicable, fix a record date (which, to the extent applicable, shall be as near as practicable to any corresponding date set by TAM) for the determination of the holders who will be entitled (or obligated, as the case may be):

•	to receive a dividend, distribution or rights;

•	to give instructions for the exercise of voting rights at a meeting of holders of TAM common shares or other TAM preferred deposited securities;

•	to pay the fee assessed by the TAM depositary for administration of the ADR program and for any expenses provided for in the form of TAM preferred ADR; or

•	to receive any notice or to act in respect of other matters, all subject to the provisions of the deposit agreement.

TAM preferred ADR holders will be charged a fee of US$5.00 per 100 TAM preferred ADSs (or any portion thereof) issued (including issuances resulting from distributions of shares, rights and other property), delivered, reduced, cancelled or surrendered in exchange for TAM preferred deposited securities. The TAM depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge.

The following additional charges shall be incurred by TAM preferred ADR holders, by any party

The LAN depositary will fix a record date (which shall be the same date as, or as near as practicable to any corresponding record date set by LAN) for the determination of the holders of LAN ADRs who will be entitled (or obligated, as the case may be):

•	to receive a dividend, distribution or rights;

•	to give instructions for the exercise of voting rights at a meeting of holders of LANcommon shares or other LAN deposited securities;

•	to pay the fee assessed by the LAN depositary for administration of the ADR program and for any expenses provided for in the form of LAN ADR; or

•	to receive any notice or to act in respect of other matters.

LAN ADR holders will be charged a fee of US$5.00 (or less) per 100 LAN ADSs (or any portion thereof) issued (including issuances resulting from distributions of shares, rights and other property) or surrendered in exchange for LAN deposited securities (including termination of the LAN deposit agreement).

The following additional charges shall be incurred by LAN ADR holders, by any party depositing or withdrawing LAN common shares or by any partys urrendering LAN ADRs, to whom LAN ADRs are issued (including, without limitation, pursuant to any

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN ADSs

depositing or withdrawing TAM shares or by any

party surrendering TAM preferred ADRs, to whom TAM preferred ADRs are issued (including, without limitation, pursuant to any dividend or stock split or an exchange of stock), whichever is applicable and to the extent not prohibited by the rules of the NYSE:

•	US$.02 (or less) per TAM preferred ADS (or portion thereof) for any cash distribution;

•	US$1.50 per TAM preferred ADR or ADRs for transfers of certificated or direct registration ADRs;

•	US$.02 per TAM preferred ADS (or portion thereof) per year for the services performed by the TAM depositary in administering the ADRs;

•	any other charge payable by any of the TAM depositary, its agents or their respective agents in connection with the servicing of TAM shares and other TAM preferred deposited securities;

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of TAM preferred ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were TAM preferred shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the TAM depositary to those TAM preferred ADR holders entitled thereto;

•	transfer or registration fees and delivery charges incurred at the investor’s request;

•	expenses of the TAM depositary in connection with the conversion of foreign currency into US dollars;

dividend, stock split or an exchange of stock) or by LAN ADR holders, whichever is applicable and to the extent permitted by the rules of the NYSE:

•	US$.05 (or less) per LAN ADS (or portion thereof) for any cash distribution;

•	US$1.50 per LAN ADR or ADRs for transfers of certificated or direct registration ADRs;

•

a fee for the distribution of securities, such fee being an amount equal to the fee for execution and delivery of LAN ADSs which would be payable if securities distributed to the investor had been charged as a result of the deposit of such securities (treating all such securities as if they were LAN common shares but which securities are instead distributed by the LAN depositary to those LAN ADR holders entitled thereto) but which securities are distributed by the LAN depositary to LAN ADR holders;

•	US$.05 (or less) per ADS per calendar year (or portion thereof) for services performed by the LAN depositary in administering the LAN ADRs.

•	registration fees;

•	expenses of the LAN depositary in connection with the conversion of foreign currency into US dollars;

•	cable, telex and facsimile transmission expenses (as are expressly provided for in the LAN deposit agreement);

•	taxes and any governmental charges; and

•

any other charges payable by the LAN depositary, its agents or any of their respective agents for servicing the LAN deposited securities (which charge shall be assessed against LAN ADR holders as of the date set by the LAN depositary and shall be collected at the sole discretion of

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN ADSs

•	cable, telex and facsimile transmission and delivery charges incurred at the investor’s request;

•	stock transfer or other taxes and other governmental charges; and

•

such fees and expenses as are incurred by the TAM depositary in servicing the TAM preferred shares or TAM preferred deposited securities, delivering TAM preferred deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.

TAM will pay all other charges and expenses of the TAM depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between TAM and the TAM depositary. The fees described above may be amended from time to time by agreement of TAM and the TAM depositary.

the LAN depositary by billing LAN ADR holders for such charge or deducting such charge from future distributions).

LAN has agreed to pay the fees, reasonable expenses and out-of-pocket charges of the LAN depositary and those of any registrar only in accordance with the deposit agreement entered into between LAN and the LAN depositary from time to time.

Payment of Taxes

TAM preferred ADR holders must pay any tax or other governmental charge payable by the custodian or the TAM depositary on any TAM preferred ADS, TAM preferred ADR, deposited security or distribution. If a TAM preferred ADR holder owes any tax or other governmental charge, the TAM depositary may (i) deduct the amount thereof from any cash distributions or (ii) sell TAM preferred deposited securities and deduct the amount owing from the net proceeds of such sale. In either case, the TAM preferred ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the TAM depositary may also refuse to effect any registration, registration of transfer, split-up or combination of TAM preferred deposited securities or withdrawal of TAM preferred deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the TAM depositary may sell the distributed property or securities to pay such taxes and distribute any

LAN ADR holders must pay any tax or other governmental charge payable with respect to any LAN ADRs or any LAN deposited securities represented thereby. If a LAN ADR holder owes any tax or other governmental charge, the LAN depositary may (i) deduct the amount of any taxes owed from any dividends, distributions or proceeds from any sale or (ii) sell LAN deposited securities to pay any taxes or charges owed. In either case, the LAN ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the LAN depositary may also refuse to effect any transfer of such LAN ADR or any withdrawal of LAN deposited securities represented by LAN ADSs evidenced by such LAN ADR until such payment is made, and may withhold any dividends or other distributions. If the LAN depositary sells LAN deposited securities, it will, if appropriate, reduce the number of LAN ADSs to reflect the sale and pay to the LAN ADR holders any proceeds, or send to such holders any property remaining after it has paid the taxes.

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN ADSs

remaining net proceeds to the TAM preferred ADR holders entitled thereto.

By holding any TAM preferred ADR or an interest therein, a holder agrees to indemnify TAM, the TAM depositary, the custodian and any of their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, its TAM preferred ADSs.

For purposes of valuation under Chilean law, the LAN deposit agreement provides that the acquisition value of the LAN common shares delivered to LAN ADR holders upon surrender of LAN ADRs shall be the highest reported sales price of such shares on the SSE for the day on which the transfer of such shares is recorded under such holders’ names. In the event that no such sales price is reported by the SSE during that day, the value will be deemed to be the highest trade price on the day during which the last trade took place. However, if 30 or more days have lapsed since the last trade, such value shall be adjusted in accordance with the variation of the Chilean consumer price index for the corresponding term.

Reclassifications, Recapitalizations and Mergers

If TAM takes certain actions that affect the TAM preferred deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of TAM preferred deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of TAM’s assets, then the TAM depositary may choose to:

•	amend the form of TAM preferred ADR;

•	distribute additional or amended TAM preferred ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	do none of the above.

If the TAM depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the TAM preferred deposited securities and each TAM preferred ADS will then represent a proportionate interest in such property.

If LAN takes certain actions that affect the LAN deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of LAN deposited securities or (ii) any reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of LAN, then:

•	amend the form of LAN ADR;

•	distribute additional or amended LAN ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	do none of the above.

If the LAN depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the LAN deposited securities and each LAN ADS will then represent its pro rata interest in such property.

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN ADSs

Voting

After receiving voting materials from TAM, the TAM depositary will notify the TAM preferred ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as it is contained in the voting materials and describe how a TAM preferred ADR holder may instruct the TAM depositary to exercise the voting rights for the shares which underlie the TAM preferred ADSs and will include instructions for giving a discretionary proxy to a person designated by TAM. For instructions to be valid, the TAM depositary must receive them in the manner and on or before the date specified in the notice. The TAM depositary will try, as far as practical, subject to the provisions governing the underlying shares and TAM preferred deposited securities, to vote or to have its agents vote the shares or other TAM preferred deposited securities as the TAM preferred ADR holder instructs. The TAM depositary will only vote or attempt to vote as instructed.

The TAM depositary will not itself exercise any voting discretion, and neither the TAM depositary nor its agents will be responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

After receiving voting material from LAN, the LAN depositary will, if requested by LAN in writing, notify the LAN ADR holders of any shareholders’ meeting or solicitation of consents or proxies. This notice will contain such information as is contained in the voting materials, a statement that the LAN ADR holders as of the close of business on a specified record date will be entitled, subject to any applicable provision of Chilean law or regulations, LAN’s articles of association and the provisions governing LAN deposited securities, to instruct the LAN depositary as to the exercise of the voting rights, if any, and include instructions for giving a discretionary proxy to a person designated by LAN. For instructions to be valid, the LAN depositary must receive them on or before the date specified. The LAN depositary will try, as far as practical, subject to Chilean law and the provisions of LAN’s by-laws, to vote or to have its agents vote the shares or other LAN deposited securities as the LAN ADR holder instructs on or before the date specified in the notice. LAN will notify the LAN depositary of any shareholders’ meeting at least 30 days prior to the meeting date.

The LAN depositary will not be responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote, so long as such action or inaction is taken in good faith.

If the LAN depositary does not receive voting instructions from any LAN ADR holder by the specified date and if requested by LAN, it will consider such holder to have instructed it to give a discretionary proxy to a person designated by the LAN board of directors to vote the number of LAN deposited securities represented by the LAN ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless LAN notifies the LAN depositary that:

•	LAN does not wish to receive a discretionary proxy;

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN ADSs

•	LAN thinks there is substantial shareholder opposition to the particular question; or

•	LAN thinks the particular matter would have a material and adverse impact on the rights of LAN’s shareholders.

The LAN depositary will only vote or attempt to vote as instructed by the LAN ADR holders or as described above.

Limitations on Obligations and Liability to ADR and ADS Holders

The TAM preferred deposit agreement expressly limits the obligations and liability of the TAM depositary, TAM and their respective agents, and none of them will be liable if:

•

any present or future law, rule or regulation of the United States, Brazil or any other country, or of any governmental or regulatory authority or any securities exchange or market or automated quotation system, the provisions of TAM’s articles of association, any act of God, war, terrorism or other circumstances beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the TAM preferred deposit agreement or the TAM preferred ADRs provide shall be done or performed by it or them (including, without limitation, voting);

•	it exercises or fails to exercise discretion given to it under the TAM preferred deposit agreement or the TAM preferred ADR;

•	it performs its obligations without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting TAM preferred shares for deposit, any TAM preferred ADR holder, or any other person believed by it to be competent to give such advice or information; or

The LAN deposit agreement expressly limits the obligations and liability of the LAN depositary, LAN and their respective directors, officers, agents or affiliates. None of them will be liable:

•

any present or future law, rule, regulation, fiat, order or decree of the United States, Republic of Chile or any other country, or of any governmental or regulatory authority (including the Central Bank under the foreign investment contract, or otherwise) or any securities exchange or market or automated quotation system, the provisions of or governing LAN’s deposited securities, any present or future provision of LAN’s charter, any act of God, war, terrorism or other circumstances beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the LAN deposit agreement or the LAN ADRs provide shall be done or performed by it or them (including, without limitation, voting);

•	it exercises or fails to exercise discretion given to it under the LAN deposit agreement or the LAN ADR;

•	it performs its obligations without gross negligence or bad faith;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting TAM preferred shares for deposit, any TAM

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN ADSs

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the TAM depositary nor its agents has any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. TAM and its agents will only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any TAM preferred deposited securities or the TAM preferred ADRs, which in TAM’s opinion may involve it in expense or liability, if indemnity satisfactory to TAM against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The TAM depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the TAM preferred ADS deposit agreement, any registered holder(s) of TAM preferred ADRs, any TAM preferred ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including, without limitation, laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall the TAM depositary or any of its agents be liable for any indirect, special, punitive or consequential damages. The TAM depositary may own and deal in deposited securities and in circumstances. TAM preferred ADSs. TAM has agreed to indemnify, defend and save harmless the TAM depositary and its agents under certain circumstances, and the TAM depositary has agreed to indemnify, defend and save harmless TAM under certain circumstances.

preferred ADR holder, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither LAN, the LAN depositary nor any of their respective directors, officers, agents or affiliates has any obligation to appear in or prosecute any action, suit or other proceeding in respect of any LAN deposited securities or LAN ADRs.

LAN has agreed to indemnify and save harmless the LAN depositary, its directors, employees, agents and affiliates and any custodian under certain circumstances, and the LAN depositary has agreed to indemnify and save harmless LAN, its directors, employees, agents and affiliates under certain circumstances.

Available Information

The TAM depositary will make available for inspection by TAM preferred ADR holders the deposit agreement, the provisions of and governing the TAM preferred deposited securities and any written communications from TAM which are both received by the custodian or its nominee as a holder

The LAN depositary will make available for inspection by LAN ADR holders at its office any reports and communications, including any proxy soliciting material, received from LAN which are both received by the LAN depositary as the holder of the LAN deposited securities and made generally

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN ADSs

of TAM preferred deposited securities and made generally available to the holders of TAM preferred deposited securities. TAM will furnish these communications in English when so required by any rules or regulations of the SEC. Additionally, if TAM makes any written communications generally available to holders of TAM shares, including the TAM depositary or the custodian, and TAM requests the depositary to provide them to TAM preferred ADR holders, the TAM depositary will mail copies of them, or, at its option, English translations or summaries of them to TAM preferred ADR holders.

The TAM depositary or its agent will maintain at a designated transfer office in the Borough of Manhattan, The City of New York, a register for the registration, registration of transfer, combination and split-up of TAM preferred ADRs, which register shall include the ADRs held in book-entry form. Investors may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other TAM preferred ADR holders in the interest of business matters relating to the TAM preferred ADS deposit agreement. Such register may be closed from time to time, when deemed expedient by the TAM depositary.

The TAM depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of TAM preferred ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

available to the holders of such LAN deposited securities by LAN. LAN will furnish these communications in English when so required by any rules or regulations of the SEC. Additionally, the LAN depositary shall also send to the LAN ADR holders copies of such reports when furnished by LAN.

The LAN depositary will keep books at its office for the registration and transfer of LAN ADRs which at all reasonable times shall be open for inspection by the LAN ADR holders, but solely for the purpose of communicating with LAN ADR holders in the interest of the business of LAN or a matter related to the LAN deposit agreement or the LAN ADRs.

The LAN depositary may close the register (with notice to LAN if other than in the ordinary course of business) from time to time when it deems expedient and shall be closed upon the reasonable written request of LAN.

The LAN facility will maintain facilities to record and process the issuance, registration, surrender and transfer of LAN ADRs.

Requirements for Depositary Actions

TAM, the TAM depositary or the custodian may refuse to:

•	issue, register or transfer a TAM preferred ADR or ADRs,

•	effect a split-up or combination of TAM preferred ADRs,

•	deliver distributions on any such TAM preferred ADRs, or

The LAN depositary may refuse to:

•	issue, register or transfer a LAN ADR,

•	effect a split-up or combination of LAN ADRs,

•	deliver distributions on any such LAN ADR, or

•	permit the withdrawal of LAN deposited securities,

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN ADSs

•	permit the withdrawal of TAM preferred deposited securities (unless the deposit agreement provides otherwise),

until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the TAM preferred ADS deposit agreement;

•	the holder has provided the TAM depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•

the holder has complied with such regulations as the TAM depositary may establish consistent with the deposit agreement, including those regulations which TAM informs the TAM depositary in writing are necessary to facilitate compliance with any applicable rules or regulations of the Central Bank of Brazil or the SEC.

The TAM depositary may also suspend issuance of TAM preferred ADSs, deposit of shares, registration, transfer, split-up or combination of TAM preferred ADRs, or the withdrawal of TAM preferred deposited securities (unless the TAM preferred deposit agreement provides otherwise), if the register for such ADRs or any TAM preferred deposited securities is closed or the TAM depositary decides it is advisable to do so or the TAM depositary is requested to do so by TAM.

until the following conditions have been met:

•	the holder has paid all taxes, governmental charges and fees and expenses as required under the LAN deposit agreement;

•	the holder has provided the LAN depositary with any information it may deem necessary, including proof of the identity or genuineness of any signature; and

•

the holder has complied with such regulations as the LAN depositary may establish, consistent with the LAN deposit agreement, including those relating to LAN ADRs or withdrawal of LAN deposited securities as may be established by any governmental authority in Chile or the United States.

The LAN depositary may also suspend deposit of LAN common shares or transfer of LAN ADRs (unless the LAN deposit agreement provides otherwise), if the register for such LAN ADRs or any LAN deposited securities is closed or it or LAN decides it is necessary or advisable to do so or the LAN depositary is requested to do so by LAN.

Pre-Release of ADRs

The TAM depositary may issue TAM preferred ADSs prior to the deposit with the custodian of TAM preferred shares (or rights to receive such shares), which we refer to as a “pre-release” of TAM preferred ADRs, but only if:

•	the TAM depositary has received collateral for the full market value of the pre-released

The LAN depositary may execute and deliver LAN ADRs prior to the receipt of LAN common shares, which we refer to as a “pre-release” of LAN ADSs and may deliver LAN common shares prior to receipt and cancellation of LAN ADRs that have been pre-released. Each pre-release will be:

•	preceded or accompanied by a written agreement from the person to whom LAN

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN ADSs

TAM preferred ADRs (marked to market daily); and

•	each recipient of pre-released TAM preferred ADRs agrees in writing that it:

•	owns the underlying shares;

•	assigns all rights in such shares to the depositary;

•	holds such shares for the account of the TAM depositary; and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the TAM depositary so demands.

In general, the number of pre-released TAM preferred ADRs will not evidence more than 30% of all TAM preferred ADSs outstanding at any given time (excluding those evidenced by such pre-released ADRs). However, the TAM depositary may change or disregard such limit from time to time as it deems appropriate and may retain for its own account any earnings on collateral for pre-released TAM preferred ADRs and its charges for issuance thereof.

ADRs or common shares are to be delivered concerning the ownership and transfer of the LAN common shares or LAN ADRs and agreeing to any additional restrictions or requirements that the LAN depositary deems appropriate;

•	at all times fully collateralized with cash, US government securities or such other collateral as the LAN depositary deems appropriate;

•	terminable by the LAN depositary on not more than five business days’ notice; and

•	subject to such further indemnities and credit regulations as the LAN depositary deems appropriate.

In general, the number of pre-released LAN common shares represented by LAN ADSs which are outstanding at any time will not exceed 30% of the LAN common shares deposited under the LAN deposit agreement. However, the LAN depositary reserves the right to change or disregard such limit from time to time as it deems appropriate and may retain for its own account any compensation received by it in connection with the foregoing.

Appointment

In the TAM preferred ADS deposit agreement, each holder and each person holding an interest in TAM preferred ADSs, upon acceptance of any TAM preferred ADSs (or any interest therein) issued in accordance with the terms and conditions of the TAM preferred ADS deposit agreement, shall be deemed for all purposes to:

•	be a party to and bound by the terms of the TAM preferred deposit agreement and the applicable TAM preferred ADRs; and

•

appoint the TAM depositary as its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the TAM preferred deposit agreement and the applicable TAM preferred ADRs, to adopt

In the LAN deposit agreement, each holder and each person holding an interest in LAN ADSs, upon acceptance of any LAN ADSs (or any interest therein) issued in accordance with the terms and conditions of the LAN deposit agreement, shall be deemed for all purposes to:

•	be a party to and bound by the terms of the LAN deposit agreement and the applicable LAN ADRs; and

•

appoint the LAN depositary as its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the LAN deposit agreement and the applicable LAN ADRs, to adopt any and all procedures necessary to comply with applicable law

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN ADSs

any and all procedures necessary to comply with applicable law and to take such action as the TAM depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the TAM preferred deposit agreement and the applicable TAM preferred ADRs, the taking of such actions to be conclusive determination of the necessity and appropriateness thereof.

and to take such action as the LAN depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the LAN deposit agreement and the applicable LAN ADRs, the taking of such actions to be conclusive determination of the necessity and appropriateness thereof.

Amendment & Termination

Amendment. The TAM preferred ADRs and the TAM preferred deposit agreement may be amended by TAM and the TAM depositary without the consent of any TAM preferred ADR holder for any reason. If an amendment imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or prejudices any substantial existing right of TAM preferred ADR holders, such holders must be given 30 days’ notice of any such amendment. If a TAM preferred ADR holder continues to hold TAM preferred ADRs after being so notified, such TAM preferred ADR holder is deemed to agree to such amendment.

Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the TAM preferred deposit agreement or the form of TAM preferred ADR, TAM or the TAM depositary may amend or supplement the TAM preferred deposit agreement or the TAM preferred ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given to TAM preferred ADR holders or within any other period of time as required for compliance. In no event shall any amendment impair the right of the registered holder of any TAM preferred ADR to surrender such TAM preferred ADR and receive the TAM preferred deposited securities represented thereby, except in order to comply with mandatory provisions of applicable law.

Termination. The TAM depositary may terminate the TAM preferred deposit agreement by giving the

Termination. The LAN depositary will terminate the LAN deposit agreement upon LAN’s request. The LAN depositary may also terminate the LAN deposit agreement if it has told LAN that it would like to resign and LAN has not appointed a new depositary bank within 45 days or if LAN has removed the depositary and a successor depositary has not began operating as a depositary on the 60th day after the company’s notice of removal was provided to the depositary. In either case, the LAN depositary must notify LAN ADR holders at least 30 days before termination.

After termination, the LAN depositary and its agents will do the following under the LAN deposit agreement, but nothing else:

•	collect and hold (or sell) distributions on the LAN deposited securities; and

•	deliver LAN deposited securities being withdrawn.

As soon as practicable after the expiration of six months from the termination date, the LAN depositary may sell any remaining LAN deposited securities by public or private sale. After that, the LAN depositary will hold the money it received on the sale, as well as any other cash it is holding under the LAN deposit agreement for the pro rata benefit of the LAN ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The LAN depositary’s only obligation will be to account for the money and other cash. LAN’s only obligation will be to indemnify the depositary and to pay fees and expenses of the LAN depositary that LAN agreed to pay.

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN ADSs

TAM preferred ADR holders at least 30 days’ prior notice, and it must do so at TAM’s request. The TAM preferred deposit agreement will be terminated on the removal of the TAM depositary for any reason.

After termination, the TAM depositary’s only responsibility will be:

•	to deliver TAM preferred deposited securities to TAM preferred ADR holders who surrender their TAM preferred ADRs; and

•	to hold or sell distributions received on TAM preferred deposited securities.

As soon as practicable after the expiration of six months from the termination date, the TAM depositary will sell the TAM preferred deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the TAM preferred ADR holders who have not yet surrendered their TAM preferred ADRs. After making such sale, the TAM depositary shall have no obligations except to account for such proceeds and other cash. The TAM depositary will not be required to invest such proceeds or pay interest on them.

Compliance with Other Law

To the extent that the provisions of or governing any TAM preferred deposited securities may require disclosure of or impose limits on beneficial or other ownership of TAM preferred deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, the investor must comply with all such disclosure requirements and ownership limitations and with any reasonable instructions TAM may provide in respect thereof. TAM has reserved the right to request the investor to deliver its TAM preferred ADSs for cancellation and withdrawal of the TAM preferred deposited securities so as to permit TAM to deal with the investor directly as a holder of TAM preferred deposited securities and, by holding a TAM preferred ADS or an interest therein, the investor will be agreeing to comply with such instructions.

Under Article 12 of the (Chilean) Securities Market Law and Regulation n. 269 of the SVS, certain information regarding transactions in shares of publicly held corporations must be reported to the SVS and the Chilean stock exchanges on which the shares are listed. As the LAN ADRs are deemed to represent the shares underlying the LAN ADSs, transactions in LAN ADRs will be subject to those reporting requirements. Among other matters, beneficial holders of LAN ADSs will be required to report to the SVS and the Chilean stock exchanges within one business day:

•	any direct or indirect acquisition or sale of LAN ADRs; and

•	any direct or indirect acquisition or sale of any contract or security whose price or

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN ADSs

results depend on or are conditioned in whole or in part on the price of LAN’s shares.

In addition, majority shareholders must state in their report whether their purpose is to acquire control of LAN or if they are making a financial investment.

Any beneficial owner of LAN ADSs intending to acquire control of LAN shall, no later than ten business days prior to the date of the intended acquisition of control:

•	send a written notice of such intention to LAN, to the SVS and to the stock exchanges in Chile, and

•	publish a notice of such intention in two newspapers in Chile and on LAN’s website.

To the extent that provisions of or governing any LAN deposited securities or applicable law may require disclosure of beneficial or other ownership of LAN deposited securities or other securities to LAN or limit ownership of those securities and may provide for blocking transfer and voting or other rights to enforce those disclosure requirements or ownership limitations, the LAN depositary must use its reasonable efforts to comply with LAN’s written instructions as to LAN ADRs in respect of any such enforcement or limitation or blocking of rights, and holders and beneficial holders of LAN ADRs must comply with all such disclosure requirements and ownership limitations and cooperate with the LAN depositary’s compliance with such instructions and are deemed by holding of LAN ADRs or any interest in them to consent to any such limitation or blocking of rights.

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN ADSs

General

The TAM depositary is JPMorgan Chase Bank pursuant to the TAM common ADS deposit agreement.

Each TAM common ADS represents an ownership interest in one TAM common share (or the right to receive one TAM common share) deposited with the TAM custodian and any securities, cash or property received by the TAM depositary or the TAM custodian in respect of such TAM common ADS and at such time held under the TAM common ADS deposit agreement, which we refer to collectively as “TAM common deposited securities.”

Holders of TAM common ADSs are not treated as shareholders of TAM and do not have the same rights as holders of TAM common shares. Rather, such holders have rights as holders of TAM common ADSs, which are set forth in the TAM common ADS deposit agreement. The custodian, as the TAM depositary’s agent, will actually be the registered owner of the TAM common shares underlying the TAM common ADSs, so holders of TAM common ADSs must rely on it to exercise the rights of a shareholder of TAM on their behalf.

An investor may hold the TAM common ADSs either directly or indirectly through its broker, dealer, commercial bank, trust company or other nominee. If an investor holds TAM common ADSs directly, it is a TAM common ADR holder and the TAM common ADSs will be registered in its name on the books of the TAM depositary. Unless otherwise requested by the investor, all TAM common ADSs will be issued on the books of the TAM depositary in book-entry form.

The LAN ADS depositary is JPMorgan Chase Bank pursuant to the LAN deposit agreement.

Each LAN ADS represents one LAN deposited security.

Holders of LAN ADSs are not treated as shareholders of LAN and do not have the same rights as holders of LAN common shares. Rather, such holders have rights as holders of LAN ADSs, which are set forth in the LAN deposit agreement. The LAN ADS depositary agent will actually be the holder of the LAN common shares underlying the registered LAN ADSs, so holders of LAN ADSs must rely on it to exercise the rights of a shareholder of LAN on their behalf.

An investor may hold the LAN ADSs either directly or indirectly through its broker, dealer, commercial bank, trust company or other nominee. If an investor holds LAN ADSs directly, it is a LAN ADR holder and the LAN ADSs will be registered in its name on the books of the LAN ADS depositary.

Deposit, Transfer and Withdrawal

Deposit. Upon deposit of TAM common shares (or evidence of rights to receive such shares), receipt of related delivery documentation and compliance with the other provisions of the TAM common ADS deposit agreement, including payment of any fees and expenses of the TAM depositary and any applicable taxes or other charges, such as stamp taxes or stock transfer fees or charges, and subject to the

Deposit. Upon deposit of LAN common shares (or evidence of rights to receive such shares), receipt of related delivery documentation and compliance with the other provisions of the LAN deposit agreement, including payment of any fees and expenses of the LAN ADS depositary and any applicable taxes or other charges, such as stamp taxes or stock transfer fees or charges, and subject to the investor’s delivery

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN ADSs

investor’s delivery to the TAM depositary or the TAM custodian of any certificates required under Chilean law or the regulations of the Central Bank of Brazil or the CVM, the TAM depositary will register the appropriate number of TAM common ADSs in the names requested by the investor and will deliver the TAM common ADRs at its office to the persons requested by the investor. TAM common deposited securities will be held by the TAM custodian for the account and to the order of the TAM depositary or at such place or places and in such manner as the TAM depositary shall determine.

At an investor’s request, risk and expense, the TAM depositary may accept deposits for forwarding to the custodian for deposit under the TAM common ADS deposit agreement.

Transfer. Subject to any limitation set forth in the TAM common ADS deposit agreement or in the form of TAM common ADR, title to TAM common ADRs and to the TAM common ADSs evidenced thereby, when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the State of New York. However, the TAM depositary, notwithstanding any notice to the contrary, may treat the person in whose name the TAM common ADRs are registered on the books of the TAM depositary as the absolute holder thereof for all purposes.

Withdrawal. When a TAM common ADR holder returns TAM common ADRs to the TAM depositary’s office or when a holder provides proper instructions and documentation in the case of TAM common ADRs held in book-entry form, the TAM depositary will deliver the shares and any other TAM common deposited securities underlying the TAM common ADRs to the holder or a person designated by it at the office of the TAM custodian, upon payment of any applicable fees, expenses, taxes or charges, such as stamp taxes or stock transfer taxes or fees and delivery of any certifications required under the laws of Brazil and regulations of the Central Bank of Brazil and the CVM and subject to the terms and conditions of the TAM common ADS deposit agreement. At the holder’s request, risk and expense, the TAM depositary may deliver the TAM common to the LAN ADS depositary or the LAN custodian of any certificates required under Chilean law or the regulations of the Central Bank of Chile, the LAN ADS depositary will register the appropriate number of LAN ADSs in the names requested by the investor and will deliver the LAN ADRs at its office to the persons requested by the investor. LAN deposited securities will be held by the LAN custodian for the account and to the order of the LAN ADS depositary or at such place or places and in such manner as the LAN ADS depositary shall determine.

At an investor’s request, risk and expense, the LAN ADS depositary may accept deposits for forwarding to the custodian for deposit under the LAN deposit agreement.

Transfer. Subject to any limitation set forth in the LAN deposit agreement or in the form of LAN ADR, title to LAN ADRs and to the LAN ADSs evidenced thereby, when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the State of New York. However, the LAN ADS depositary, notwithstanding any notice to the contrary, may treat the person in whose name the LAN ADRs are registered on the books of the LAN ADS depositary as the absolute holder thereof for all purposes.

Withdrawal. When a LAN ADR holder returns LAN ADRs to the LAN ADS depositary’s office or when a holder provides proper instructions and documentation in the case of LAN ADRs held in book-entry form, the LAN ADS depositary will deliver the shares and any other LAN deposited securities underlying the LAN ADRs to the holder or a person designated by it at the office of the LAN custodian, upon payment of any applicable fees, expenses, taxes or charges, such as stamp taxes or stock transfer taxes or fees and delivery of any certifications required under the laws of Chile and regulations of the Central Bank of Chile and subject to the terms and conditions of the LAN deposit agreement. At the holder’s request, risk and expense, the LAN ADS depositary will deliver the LAN deposited securities to such other place as the investor may request.

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN ADSs

deposited securities to such other place as the investor may request.

The TAM depositary may restrict the withdrawal of TAM common deposited securities only in connection with:

•	compliance with such regulations as the TAM depositary may establish as consistent with the deposit agreement;

•	production of proof of identity of any signatory and genuineness of signature;

•	payment of fees, taxes and similar charges; or

•	compliance with any laws or governmental regulations relating to the TAM common ADRs or to the withdrawal of TAM common deposited securities.

This right of withdrawal may only be limited as set forth in the deposit agreement and the Form F-6.

Simultaneously with the delivery of LAN common shares, the LAN custodian, pursuant to the foreign investment contract, dated as of November 1, 1997, among LAN, the Central Bank of Chile and the LAN ADS depositary, as amended, will issue or cause to be issued to the holder a certificate which states that the LAN common shares have been transferred to such holder by the LAN ADS depositary and that the LAN ADS depositary waives in favor of the holder the right of access to the formal exchange market to the withdrawn LAN common shares.

The LAN ADS depositary may restrict the withdrawal of LAN deposited securities only in connection with:

•	compliance with such regulations as the depositary may establish as consistent with the deposit agreement;

•	production of proof of identity of any signatory and genuineness of signature;

•	payment of fees, taxes and similar charges; or
•	compliance with any laws or governmental regulations relating to LAN ADRs or to the withdrawal of the LAN deposited securities.

This right of withdrawal may only be limited as set forth in the deposit agreement and the Form F-6.

Share Dividends and Other Distributions

The TAM depositary has agreed to pay TAM common ADR holders the cash dividends or other distributions it or the custodian receives on TAM common shares or other TAM common deposited securities after converting any cash received into US dollars, if practicable, and in all cases after making any necessary deductions provided for in the TAM common ADS deposit agreement, including any applicable fees and expenses. TAM common ADR holders will receive such distributions in proportion to the number of underlying securities their TAM common ADRs represent.

The LAN ADS depositary has agreed to pay LAN ADR holders the cash dividends or other distributions it or the LAN custodian receives on LAN common shares or other LAN deposited securities after converting any cash received into US dollars, if practicable, and in all cases after making any necessary deductions provided for in the LAN deposit agreement, including any applicable fees and expenses. LAN ADR holders will receive such distributions in proportion to the number of underlying securities their LAN ADRs represent.

Distribution of Rights to Acquire Additional ADRs. If LAN offers holders of LAN’s shares any rights to

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN ADSs

Distribution of Rights to Acquire Additional ADRs. If TAM offers holders of TAM’s shares any rights to subscribe for additional shares or any other rights, the TAM depositary, after consultation with TAM, may make those rights available to TAM common ADR holders, in which case the TAM depositary will exercise the rights and purchase the shares on behalf of such holders. The TAM depositary will then deposit the shares and deliver TAM common ADSs to the TAM common ADR holders. The TAM depositary will only exercise such rights if the holders pay it the exercise price and any other applicable charges. However, if the TAM depositary decides it is not legal and practical to make the rights available, the TAM depositary may:

•	sell such rights, if practicable, and distribute the net proceeds in the same way it does with cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case the holders will receive nothing.

Cash. The TAM depositary will convert any cash dividend or other cash distribution TAM pays on the TAM common deposited securities into US dollars if it can do so on a reasonable basis, and if it can transfer the US dollars into the United States and will distribute to the TAM common ADR holders the amount received (subject to appropriate adjustments for taxes withheld and net of any applicable fees and expenses) as soon as practicable in proportion to the number of TAM common ADSs representing the TAM common deposited securities held by such holders.

If conversion into US dollars is not possible or if any approval from the Brazilian government is needed and cannot be obtained, the TAM depositary may distribute the foreign currency only to those TAM common ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the TAM common ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, the TAM depositary will deduct any withholding taxes that must be paid subscribe for additional shares or any other rights, the LAN depositary, after consultation with LAN, may make those rights available to LAN ADR holders, in which case the LAN depositary will exercise the rights and purchase the shares on behalf of such holders. The LAN depositary will then deposit the shares and deliver LAN ADSs to the LAN ADR holders. The LAN depositary will only exercise such rights if the holders pay it the exercise price and any other applicable charges. However, if the LAN depositary decides it is not legal and practical to make the rights available, the LAN depositary may:

•	sell such rights, if practicable, and distribute the net proceeds in the same way it does with cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case the holders will receive nothing.

Cash. The LAN depositary will convert any cash dividend or other cash distribution LAN pays on the LAN deposited securities into US dollars if it can do so on a reasonable basis, and if it can transfer the US dollars into the United States and will distribute to the LAN ADR holders the amount received (subject to appropriate adjustments for taxes withheld and net of any applicable fees and expenses) as soon as practicable in proportion to the number of LAN ADSs representing the LAN deposited securities held by such holders.

If conversion into US dollars is not possible or if any government approval is needed and cannot be obtained, the LAN depositary may distribute the foreign currency only to those LAN ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the LAN ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, the LAN depositary will deduct any withholding taxes that must be paid under applicable law. The LAN depositary will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the LAN depositary cannot

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN ADSs

under applicable law. The TAM depositary will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the TAM depositary cannot convert the foreign currency, the investor may lose some or all of the value of the distribution.

Shares. The TAM depositary may distribute additional TAM common ADSs representing any TAM common shares TAM distributes as a dividend or free distribution. The TAM depositary will only distribute whole TAM common ADSs. The TAM depositary will sell shares which would require it to distribute fractions of TAM common ADSs and distribute the net proceeds in the same way it does with cash to the TAM common ADR holders entitled thereto. If the TAM depositary does not distribute additional TAM common ADSs, the outstanding TAM common ADSs will also represent the new shares. Notwithstanding the foregoing, if the TAM depositary determines that a distribution in TAM common shares may not legally be made to some or all TAM common ADR holders, the TAM depositary may sell such shares and will remit the net proceeds thereof to the TAM common ADR holders entitled thereto as in the case of a distribution in cash.

Other Distributions If TAM approves, the TAM depositary will distribute to the TAM common ADR holders anything else TAM distributes on TAM common deposited securities by any means it deems equitable and practicable.

If the TAM depositary cannot make the distribution proportionately among the TAM common ADR holders or the distribution is not otherwise feasible or TAM does not approve the proportional distribution, the TAM depositary has a choice. After consulting with TAM, it may decide to sell what TAM distributed and distribute the net proceeds in the same way as it does with cash, or, it may decide to hold what TAM distributed, in which case TAM common ADSs will also represent the newly distributed property. However, the TAM depositary is not required to distribute any securities (other than TAM common ADSs) to such holders unless it receives satisfactory evidence from TAM that it is legal to make that distribution.

convert the foreign currency, the investor may lose some or all of the value of the distribution.

Shares. The LAN depositary may distribute additional LAN ADSs representing any LAN common shares LAN distributes as a dividend or free distribution. The LAN depositary will only distribute whole LAN ADSs. The LAN depositary will sell shares which would require it to distribute fractions of LAN ADSs and distribute the net proceeds in the same way it does with cash to the LAN ADR holders entitled thereto. If the LAN depositary does not distribute additional LAN ADSs, the outstanding LAN ADSs will also represent the new shares. Notwithstanding the foregoing, if the LAN depositary determines that a distribution in LAN common shares may not legally be made to some or all LAN ADR holders, the LAN depositary may sell such shares and will remit the net proceeds thereof to the LAN ADR holders entitled thereto as in the case of a distribution in cash.

Other Distributions. If LAN approves, the LAN depositary will distribute to the LAN ADR holders anything else LAN distributes on LAN deposited securities by any means it deems equitable and practicable.

If the LAN depositary cannot make the distribution proportionately among the LAN ADR holders or the distribution is not otherwise feasible or LAN does not approve the proportional distribution, the LAN depositary has a choice. After consulting with LAN, it may decide to sell what LAN distributed and distribute the net proceeds in the same way as it does with cash, or, it may decide to hold what LAN distributed, in which case LAN ADSs will also represent the newly distributed property. However, the LAN depositary is not required to distribute any securities (other than LAN ADSs) to such holders unless it receives satisfactory evidence from LAN that it is legal to make that distribution.

If the LAN depositary determines that any distribution in property is subject to any tax or other governmental charge which the LAN depositary is obligated to withhold, the LAN depositary may, after consultation with LAN, by public or private sale, dispose of all or a portion of such property in such

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN ADSs

If the TAM depositary determines that any distribution in property is subject to any tax or other governmental charge which the TAM depositary is obligated to withhold, the TAM depositary may, after consultation with TAM, by public or private sale, dispose of all or a portion of such property in such amounts and in such manner as the TAM depositary deems necessary and practicable to pay any such taxes or charges, and the TAM depositary will distribute the net proceeds of any such sale after deduction of such taxes or charges to the TAM common ADR holders entitled thereto in proportion to the number of TAM common ADSs held by them respectively.

amounts and in such manner as the LAN depositary deems necessary and practicable to pay any such taxes or charges, and the LAN depositary will distribute the net proceeds of any such sale after deduction of such taxes or charges to the LAN ADR holders entitled thereto in proportion to the number of LAN ADSs held by them respectively.

Record Dates

The TAM depositary will fix a record date (which shall be the same date as, or as near as practicable to any corresponding record date set by TAM) for the determination of the holders of TAM common ADRs who will be entitled (or obligated, as the case may be):

•	to receive a dividend, distribution or rights;

•	to give instructions for the exercise of voting rights at a meeting of holders of TAM common shares or other TAM common deposited securities;

•	to pay the fee assessed by the TAM depositary for administration of the TAM common ADR program and for any expenses provided for in the form of TAM common ADR; or

•	to receive any notice or to act in respect of other matters.

The LAN depositary will fix a record date (which shall be the same date as, or as near as practicable to any corresponding record date set by LAN) for the determination of the holders of LAN ADRs who will be entitled (or obligated, as the case may be):

•	to receive a dividend, distribution or rights;

•	to give instructions for the exercise of voting rights at a meeting of holders of LAN common shares or other LAN deposited securities;

•	to pay the fee assessed by the LAN depositary for administration of the ADR program and for any expenses provided for in the form of LAN ADR; or

•	to receive any notice or to act in respect of other matters.

Fees and Expenses

TAM common ADR holders will be charged a fee of US$5.00 (or less) per 100 TAM common ADSs (or any portion thereof) issued (including issuances resulting from distributions of shares, rights and other property) or surrendered in exchange for TAM common deposited securities (including termination of the TAM common ADS deposit agreement).

LAN ADR holders will be charged a fee of US$5.00 (or less) per 100 LAN ADSs (or any portion thereof) issued (including issuances resulting from distributions of shares, rights and other property) or surrendered in exchange for LAN deposited securities (including termination of the LAN deposit agreement).

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN ADSs

The following additional charges shall be incurred by TAM common ADR holders, by any party depositing or withdrawing TAM shares or by any party surrendering TAM common ADRs, to whom TAM common ADRs are issued (including, without limitation, pursuant to any dividend, stock split or an exchange of stock) or by TAM common ADR holders, whichever is applicable and to the extent permitted by the rules of the NYSE:

•	US$.02 (or less) per TAM common ADS (or portion thereof) for any cash distribution;

•	US$1.50 per TAM common ADR or ADRs for transfers of certificated or direct registration ADRs;

•

a fee for the distribution of securities, such fee being an amount equal to the fee for execution and delivery of TAM common ADSs which would be payable if securities distributed to the investor had been charged as a result of the deposit of such securities (treating all such securities as if they were TAM common shares but which securities are instead distributed by the TAM depositary to those TAM common ADR holders entitled thereto) but which securities are distributed by the TAM depositary to TAM common ADR holders;

•	US$.02 (or less) per TAM common ADS per calendar year (or portion thereof) for services performed by the TAM depositary in administering the TAM common ADRs;

•	registration fees;

•	expenses of the TAM depositary in connection with the conversion of foreign currency into US dollars;

•	cable, telex and facsimile transmission expenses (as are expressly provided for in the TAM common ADS deposit agreement);

•	taxes and any governmental charges; and

The following additional charges shall be incurred by LAN ADR holders, by any party depositing or withdrawing LAN common shares or by any party surrendering LAN ADRs, to whom LAN ADRs are issued (including, without limitation, pursuant to any dividend, stock split or an exchange of stock) or by LAN ADR holders, whichever is applicable and to the extent permitted by the rules of the NYSE:

•	US$.05 (or less) per LAN ADS (or portion thereof) for any cash distribution;

•	US$1.50 per LAN ADR or ADRs for transfers of certificated or direct registration ADRs;

•

a fee for the distribution of securities, such fee being an amount equal to the fee for execution and delivery of LAN ADSs which would be payable if securities distributed to the investor had been charged as a result of the deposit of such securities (treating all such securities as if they were LAN common shares but which securities are instead distributed by the LAN depositary to those LAN ADR holders entitled thereto) but which securities are distributed by the LAN depositary to LAN ADR holders;

•	US$.05 (or less) per ADS per calendar year (or portion thereof) for services performed by the LAN depositary in administering the LAN ADRs;

•	registration fees;

•	expenses of the LAN depositary in connection with the conversion of foreign currency into US dollars;

•	cable, telex and facsimile transmission expenses (as are expressly provided for in the LAN deposit agreement);

•	taxes and any governmental charges; and

•	any other charges payable by the LAN depositary, its agents or any of their

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN ADSs

•

any other charges payable by the TAM depositary, its agents or any of their respective agents for servicing the TAM common deposited securities (which charge shall be assessed against TAM common ADR holders as of the date set by the TAM depositary and shall be collected at the sole discretion of the TAM depositary by billing TAM common ADR holders for such charge or deducting such charge from future distributions).

TAM has agreed to pay the fees, reasonable expenses and out-of-pocket charges of the TAM depositary and those of any registrar only in accordance with the deposit agreement entered into between TAM and the TAM depositary from time to time.

respective agents for servicing the LAN deposited securities (which charge shall be assessed against LAN ADR holders as of the date set by the LAN depositary and shall be collected at the sole discretion of the LAN depositary by billing LAN ADR holders for such charge or deducting such charge from future distributions).

LAN has agreed to pay the fees, reasonable expenses and out-of-pocket charges of the LAN depositary and those of any registrar only in accordance with the deposit agreement entered into between LAN and the LAN depositary from time to time.

Payment of Taxes

TAM common ADR holders must pay any tax or other governmental charge payable with respect to any TAM common ADS, TAM common ADR, deposited securities represented thereby. If a TAM common ADR holder owes any tax or other governmental charge, the TAM depositary may (i) deduct the amount of any taxes owed from any dividends, distributions or proceeds from any sale or (ii) sell TAM common deposited securities to pay any taxes or charges owed. In either case, the TAM common ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the TAM depositary may also refuse to effect any transfer of such TAM common ADR or any withdrawal of TAM common deposited securities represented by TAM common ADSs evidenced by such TAM common ADR until such payment is made, and may withhold any dividends or other distributions. If the TAM depositary sells TAM common deposited securities, it will, if appropriate, reduce the number of TAM common ADSs to reflect the sale and pay to the TAM common ADR holders any proceeds, or send to such holders any property remaining after it has paid the taxes.

For purposes of valuation under limited circumstances mandated by securities regulations, if any tax or governmental charge is required to be withheld on any non-cash distribution, the TAM

LAN ADR holders must pay any tax or other governmental charge payable with respect to any LAN ADRs or any LAN deposited securities represented thereby. If a LAN ADR holder owes any tax or other governmental charge, the LAN depositary may (i) deduct the amount of any taxes owed from any dividends, distributions or proceeds from any sale or (ii) sell LAN deposited securities to pay any taxes or charges owed. In either case, the LAN ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the LAN depositary may also refuse to effect any transfer of such LAN ADR or any withdrawal of LAN deposited securities represented by LAN ADSs evidenced by such LAN ADR until such payment is made, and may withhold any dividends or other distributions. If the LAN depositary sells LAN deposited securities, it will, if appropriate, reduce the number of LAN ADSs to reflect the sale and pay to the LAN ADR holders any proceeds, or send to such holders any property remaining after it has paid the taxes.

For purposes of valuation under Chilean law, the LAN deposit agreement provides that the acquisition value of the LAN common shares delivered to LAN ADR holders upon surrender of LAN ADRs shall be the highest reported sales price of such shares on the SSE for the day on which the transfer of such shares

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN ADSs

depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the TAM common ADR holders entitled thereto.

By holding any TAM common ADR or an interest therein, a holder agrees to indemnify TAM, the TAM depositary, the custodian and any of their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, its TAM common ADSs.

is recorded under such holders’ names. In the event that no such sales price is reported by the SSE during that day, the value will be deemed to be the highest trade price on the day during which the last trade took place. However, if 30 or more days have lapsed since the last trade, such value shall be adjusted in accordance with the variation of the Chilean consumer price index for the corresponding term.

Reclassifications, Recapitalizations and Mergers

If TAM takes certain actions that affect the TAM common deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of TAM common deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of TAM’s assets, then the TAM depositary may choose to:

•	amend the form of TAM common ADR;

•	distribute additional or amended TAM common ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	do none of the above.

If the TAM depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the TAM common deposited securities and each TAM common ADS will then represent a proportionate interest in such property.

If LAN takes certain actions that affect the LAN deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of LAN deposited securities or (ii) any reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of LAN, then the LAN depositary may choose to:

•	amend the form of LAN ADR;

•	distribute additional or amended LAN ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	do none of the above.

If the LAN depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the LAN deposited securities and each LAN ADS will then represent its pro rata interest in such property.

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN ADSs

Voting

After receiving voting material from TAM, the TAM depositary will, if requested by TAM in writing, notify the TAM common ADR holders of any shareholders’ meeting or solicitation of consents or proxies. This notice will contain such information as is contained in the voting materials, a statement that the TAM common ADR instruct the TAM depositary as to the exercise of the voting rights, if any, and include instructions for giving a discretionary proxy to a person designated by TAM. For instructions to be valid, the TAM depositary must receive them on or before the date specified. The TAM depositary will try, as far as practical, subject to Brazilian law and the provisions governing the underlying shares and TAM common deposited securities, to vote or to have its agents vote the shares or other TAM common deposited securities as the TAM common ADR holder instructs on or before the date specified in the notice. TAM will notify the TAM depositary will only vote or attempt to vote as instructed.

The TAM depositary will not be responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote, so long as such action or inaction is taken in good faith.

If the TAM depositary does not receive voting instructions from any TAM common ADR holder by the specified date and if requested by TAM, it will consider such holder to have instructed it to give a discretionary proxy to a person designated by the TAM board of directors to vote the number of TAM common deposited securities represented by the TAM common ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless TAM notifies the TAM depositary that:

•	TAM does not wish to receive a discretionary proxy;

•	TAM thinks there is substantial shareholder opposition to the particular question; or

After receiving voting material from LAN, the LAN depositary will, if requested by LAN in writing, notify the LAN ADR holders of any shareholders’ meeting or solicitation of consents or proxies. This notice will contain such information as is contained in the voting materials, a statement that the LAN ADR holders as of the close of business on a specified record date will be entitled, subject to any applicable provision of Chilean law or regulations, LAN’s articles of association and the provisions governing LAN deposited securities, to instruct the LAN depositary as to the exercise of the voting rights, if any, and include instructions for giving a discretionary proxy to a person designated by LAN. For instructions to be valid, the LAN depositary must receive them on or before the date specified. The LAN depositary will try, as far as practical, subject to Chilean law and the provisions of LAN’s by-laws, to vote or to have its agents vote the shares or other LAN deposited securities as the LAN ADR holder instructs on or before the date specified in the notice. LAN will notify the LAN depositary of any shareholders’ meeting at least 30 days prior to the meeting date.

The LAN depositary will not be responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote, so long as such action or inaction is taken in good faith.

If the LAN depositary does not receive voting instructions from any LAN ADR holder by the specified date and if requested by LAN, it will consider such holder to have instructed it to give a discretionary proxy to a person designated by the LAN board of directors to vote the number of LAN deposited securities represented by the LAN ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless LAN notifies the LAN depositary that:

•	LAN does not wish to receive a discretionary proxy;

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN ADSs

•	TAM thinks the particular matter would have a material and adverse impact on the rights of TAM’s shareholders.

The TAM depositary will only vote or attempt to vote as instructed by the TAM common ADR holders or as described above.

•	LAN thinks there is substantial shareholder opposition to the particular question; or

•	LAN thinks the particular matter would have a material and adverse impact on the rights of LAN’s shareholders.

The LAN depositary will only vote or attempt to vote as instructed by the LAN ADR holders or as described above.

Limitations on Obligations and Liability to ADR and ADS Holders

The TAM common ADS deposit agreement expressly limits the obligations and liability of the TAM depositary, TAM and their respective agents. None of them will be liable if:

•

any present or future law, rule or regulation of the United States, Brazil or any other country, or of any governmental or regulatory authority (including the Central Bank of Brazil, the CVM, or otherwise) or any securities exchange or market or automated quotation system, the provisions of TAM’s articles of association and the provisions governing TAM common deposited securities, any present or future provision of TAM’s charter, any act of God, war, terrorism or other circumstances beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the TAM common ADS deposit agreement or the TAM common ADRs provide shall be done or performed by it or them (including, without limitation, voting);

•	it exercises or fails to exercise discretion given to it under the TAM common ADS deposit agreement or the TAM common ADR;

•	it performs its obligations without gross negligence or bad faith;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel,

The LAN deposit agreement expressly limits the obligations and liability of the LAN depositary, LAN and their respective directors, officers, agents or affiliates. None of them will be liable if:

•

any present or future law, rule, regulation, fiat, order or decree of the United States, Republic of Chile or any other country, or of any governmental or regulatory authority (including the Central Bank under the foreign investment contract, or otherwise) or any securities exchange or market or automated quotation system, the provisions of LAN’s articles of association and the provisions governing LAN deposited securities, any present or future provision of LAN’s charter, any act of God, war, terrorism or other circumstances beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the LAN deposit agreement or the LAN ADRs provide shall be done or performed by it or them (including, without limitation, voting);

•	it exercises or fails to exercise discretion given to it under the LAN deposit agreement or the LAN ADR;

•	it performs its obligations without gross negligence or bad faith;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting TAM

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN ADSs

accountants, any person presenting TAM common shares for deposit, any TAM common ADR holder, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither TAM, the TAM depositary nor any of their respective directors, officers, agents or affiliates has any obligation to appear in or prosecute any action, suit or other proceeding in respect of any TAM common deposited securities or TAM common ADRs.

TAM has agreed to indemnify and save harmless the TAM depositary, its directors, employees, agents and affiliates and any custodian under certain circumstances, and the TAM depositary has agreed to indemnify and save harmless TAM, its directors, employees, agents and affiliates under certain circumstances.

common shares for deposit, any TAM ADR holder, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither LAN, the LAN depositary nor any of their respective directors, officers, agents or affiliates has any obligation to appear in or prosecute any action, suit or other proceeding in respect of any LAN deposited securities or LAN ADRs.

LAN has agreed to indemnify and save harmless the LAN depositary, its directors, employees, agents and affiliates and any custodian under certain circumstances, and the LAN depositary has agreed to indemnify and save harmless LAN, its directors, employees, agents and affiliates under certain circumstances.

Available Information

The TAM depositary will make available for inspection by TAM common ADR holders at its office any reports and communications, including any proxy soliciting material, received from TAM which are both received by the TAM depositary as the holder of the TAM common deposited securities and made generally available to the holders of such TAM common deposited securities by TAM. TAM will furnish these communications in English when so required by any rules or regulations of the SEC. Additionally, the TAM depositary shall also send to the TAM common ADR holders copies of such reports when furnished by TAM.

The TAM depositary will keep books at its office for the registration and transfer of TAM common ADRs which at all reasonable times shall be open for inspection by the TAM common ADR holders, but solely for the purpose of communicating with TAM common ADR holders in the interest of the business

The LAN depositary will make available for inspection by LAN ADR holders at its office any reports and communications, including any proxy soliciting material, received from LAN which are both received by the LAN depositary as the holder of the LAN deposited securities and made generally available to the holders of such LAN deposited securities by LAN. LAN will furnish these communications in English when so required by any rules or regulations of the SEC. Additionally, the LAN depositary shall also send to the LAN ADR holders copies of such reports when furnished by LAN.

The LAN depositary will keep books at its office for the registration and transfer of LAN ADRs which at all reasonable times shall be open for inspection by the LAN ADR holders, but solely for the purpose of communicating with LAN ADR holders in the interest of the business of LAN or a matter related to the LAN deposit agreement or the LAN ADRs.

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN ADSs

of TAM or a matter related to the TAM common ADS deposit agreement or the TAM common ADRs.

The TAM depositary may close the register (with notice to TAM if other than in the ordinary course of business) from time to time when it deems expedient and shall be closed upon the reasonable written request of TAM.

The TAM facility will maintain facilities to record and process the issuance, registration, surrender and transfer of TAM common ADRs.

The LAN depositary may close the register (with notice to LAN if other than in the ordinary course of business) from time to time when it deems expedient and shall be closed upon the reasonable written request of LAN.

The LAN facility will maintain facilities to record and process the issuance, registration, surrender and transfer of LAN ADRs.

Requirements for Depositary Actions

TAM, the TAM depositary or the custodian may refuse to:

•	issue, register or transfer a TAM common ADR or ADRs,

•	effect a split-up or combination of TAM common ADRs,

•	deliver distributions on any such TAM common ADRs, or

•	permit the withdrawal of TAM common deposited securities (unless the deposit agreement provides otherwise),

until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the TAM common ADS deposit agreement;

•	the holder has provided the TAM depositary with any information it may deem necessary, including proof of identity and the genuineness of any signature; and

•

the holder has complied with such regulations as the TAM depositary may establish, consistent with the deposit agreement, including those relating to TAM common ADRs or withdrawal of TAM common deposited securities as may

The LAN depositary may refuse to:

•	issue, register or transfer a LAN ADR,

•	effect a split-up or combination of LAN ADRs,

•	deliver distributions on any such LAN ADR, or

•	permit the withdrawal of LAN deposited securities (unless the deposit agreement provides otherwise),

until the following conditions have been met:

•	the holder has paid all taxes, governmental charges and fees and expenses as required under the LAN deposit agreement;

•	the holder has provided the LAN depositary with any information it may deem necessary, including proof of the identity or genuineness of any signature; and

•

the holder has complied with such regulations as the LAN depositary may establish, consistent with the LAN deposit agreement, including those relating to LAN ADRs or withdrawal of LAN deposited securities as may be established by any governmental authority in Chile or the United States.

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN ADSs

be established by any governmental authority in Brazil or the United States.

The TAM depositary may also suspend deposit of TAM common shares or transfer of TAM common ADRs (unless the TAM common ADS deposit agreement provides otherwise), if the register for such TAM common ADRs or any TAM common deposited securities is closed or it or TAM decides it is necessary or advisable to do so or the TAM depositary is requested to do so by TAM.

The LAN depositary may also suspend deposit of LAN common shares or transfer of LAN ADRs (unless the LAN deposit agreement provides otherwise), if the register for such LAN ADRs or any LAN deposited securities is closed or it or LAN decides it is necessary or advisable to do so or the LAN depositary is requested to do so by LAN.

Pre-Release of ADRs

The TAM depositary may pre-release TAM common ADSs and may deliver TAM common shares prior to receipt and cancellation of TAM common ADRs that have been pre-released. Each pre-release will be:

•

preceded or accompanied by a written agreement from the person to whom TAM common ADRs or common shares are to be delivered concerning the ownership and transfer of the TAM common shares or TAM common ADRs and agreeing to any additional restrictions or requirements that the TAM depositary deems appropriate;

•	at all times fully collateralized with cash, US government securities or such other collateral as the TAM depositary deems appropriate;

•	terminable by the TAM depositary on not more than five business days’ notice; and

•	subject to such further indemnities and credit regulations as the TAM depositary deems appropriate.

In general, the number of pre-released TAM common shares represented by TAM common ADSs which are outstanding at any time will not exceed 30% of the TAM common shares deposited under the TAM common ADS deposit agreement. However, the TAM depositary reserves the right to change or

The LAN depositary may pre-release LAN ADSs and may deliver LAN common shares prior to receipt and cancellation of LAN ADRs that have been pre-released. Each pre-release will be:

•

preceded or accompanied by a written agreement from the person to whom LAN ADRs or common shares are to be delivered concerning the ownership and transfer of the LAN common shares or LAN ADRs and agreeing to any additional restrictions or requirements that the LAN depositary deems appropriate;

•	at all times fully collateralized with cash, US government securities or such other collateral as the LAN depositary deems appropriate;

•	terminable by the LAN depositary on not more than five business days’ notice; and

•	subject to such further indemnities and credit regulations as the LAN depositary deems appropriate.

In general, the number of pre-released LAN common shares represented by LAN ADSs which are outstanding at any time will not exceed 30% of the LAN common shares deposited under the LAN deposit agreement. However, the LAN depositary reserves the right to change or disregard such limit from time to time as it deems appropriate and may

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN ADSs

disregard such limit from time to time as it deems appropriate and may retain for its own account any compensation received by it in connection with the foregoing.

retain for its own account any compensation received by it in connection with the foregoing.

Appointment

In the TAM common ADS deposit agreement, each holder and each person holding an interest in TAM common ADSs, upon acceptance of any TAM common ADSs (or any interest therein) issued in accordance with the terms and conditions of the TAM common ADS deposit agreement, shall be deemed for all purposes to:

•	be a party to and bound by the terms of the TAM common ADS deposit agreement and the applicable TAM common ADRs; and

•

appoint the TAM depositary as its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the TAM common ADS deposit agreement and the applicable TAM common ADRs, to adopt any and all procedures necessary to comply with applicable law and to take such action as the TAM depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the TAM common ADS deposit agreement and the applicable TAM common ADRs, the taking of such actions to be conclusive determination of the necessity and appropriateness thereof.

In the LAN deposit agreement, each holder and each person holding an interest in LAN ADSs, upon acceptance of any LAN ADSs (or any interest therein) issued in accordance with the terms and conditions of the LAN deposit agreement, shall be deemed for all purposes to:

•	be a party to and bound by the terms of the LAN deposit agreement and the applicable LAN ADRs; and

•

appoint the LAN depositary as its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the LAN deposit agreement and the applicable LAN ADRs, to adopt any and all procedures necessary to comply with applicable law and to take such action as the LAN depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the LAN deposit agreement and the applicable LAN ADRs, the taking of such actions to be conclusive determination of the necessity and appropriateness thereof.

Amendment & Termination

Amendment. TAM may agree with the TAM depositary to amend the TAM common ADS deposit agreement and the TAM common ADRs without the consent of TAM common ADR holders for any reason. If an amendment adds or increases fees or charges (other than taxes and other governmental charges or expenses of the TAM depositary for registration fees, facsimile costs, delivery charges or similar items) or prejudices any substantial existing right of TAM common ADR holders, such holders must be given 30 days’ notice of any such

Amendment. LAN may agree with the LAN depositary to amend the LAN deposit agreement and the LAN ADRs without the consent of LAN ADR holders for any reason. If an amendment adds or increases fees or charges (other than taxes and other governmental charges or expenses of the LAN depositary for registration fees, facsimile costs, delivery charges or similar items) or prejudices any substantial existing right of LAN ADR holders, such holders must be given 30 days’ notice of any such amendment. If a LAN ADR holder continues to hold

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN ADSs

amendment. If a TAM common ADR holder continues to hold TAM common ADRs after being so notified, such TAM common ADR holder is deemed to agree to the amendment and to be bound by the TAM common ADRs and the TAM common ADS deposit agreement as amended.

Termination. The TAM depositary will terminate the TAM common ADS deposit agreement upon TAM’s request. The TAM depositary may also terminate the TAM common ADS deposit agreement if it has told TAM that it would like to resign and TAM has not appointed a new depositary bank within 45 days or if TAM has removed the depositary and a successor depositary has not began operating as a depositary on the 60th day after the company’s notice of removal was provided to the depositary. In either case, the TAM depositary must notify TAM common ADR holders at least 30 days before termination.

After termination, the TAM depositary and its agents will do the following under the TAM common ADS deposit agreement, but nothing else:

•	collect and hold (or sell) distributions on the TAM common deposited securities; and

•	deliver TAM common deposited securities being withdrawn.

As soon as practicable after the expiration of six months from the termination date, the TAM depositary may sell any remaining TAM common deposited securities by public or private sale. After that, the TAM depositary will hold the money it received on the sale, as well as any other cash it is holding under the TAM common ADS deposit agreement for the pro rata benefit of the TAM common ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The TAM depositary’s only obligation will be to account for the money and other cash. TAM’s only obligation will be to indemnify the depositary and to pay fees and expenses of the TAM depositary that TAM agreed to pay.

LAN ADRs after being so notified, such LAN ADR holder is deemed to agree to the amendment and to be bound by the LAN ADRs and the LAN deposit agreement as amended.

Termination. The LAN depositary will terminate the LAN deposit agreement upon LAN’s request. The LAN depositary may also terminate the LAN deposit agreement if it has told LAN that it would like to resign and LAN has not appointed a new depositary bank within 45 days or if LAN has removed the depositary and a successor depositary has not began operating as a depositary on the 60th day after the company’s notice of removal was provided to the depositary. In either case, the LAN depositary must notify LAN ADR holders at least 30 days before termination.

After termination, the LAN depositary and its agents will do the following under the LAN deposit agreement, but nothing else:

•	collect and hold (or sell) distributions on the LAN deposited securities; and

•	deliver LAN deposited securities being withdrawn.

As soon as practicable after the expiration of six months from the termination date, the LAN depositary may sell any remaining LAN deposited securities by public or private sale. After that, the LAN depositary will hold the money it received on the sale, as well as any other cash it is holding under the LAN deposit agreement for the pro rata benefit of the LAN ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The LAN depositary’s only obligation will be to account for the money and other cash. LAN’s only obligation will be to indemnify the depositary and to pay fees and expenses of the LAN depositary that LAN agreed to pay.

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN ADSs

Compliance with Other Law

To the extent that the provisions of or governing any TAM common deposited securities may require disclosure of or impose limits on beneficial or other ownership of TAM common deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, the investor must comply with all such disclosure requirements and ownership limitations and with any reasonable instructions TAM may provide in respect thereof. TAM has reserved the right to request the investor to deliver its TAM common ADSs for cancellation and withdrawal of the TAM common deposited securities so as to permit TAM to deal with the investor directly as a holder of TAM common deposited securities and, by holding a TAM common ADS or an interest therein, the investor will be agreeing to comply with such instructions.

Under Article 12 of the (Chilean) Securities Market Law and Regulation n. 269 of the SVS, certain information regarding transactions in shares of publicly held corporations must be reported to the SVS and the Chilean stock exchanges on which the shares are listed. As the LAN ADRs are deemed to represent the shares underlying the LAN ADSs, transactions in LAN ADRs will be subject to those reporting requirements. Among other matters, beneficial holders of LAN ADSs will be required to report to the SVS and the Chilean stock exchanges within one business day:

•	any direct or indirect acquisition or sale of LAN ADRs; and

•	any direct or indirect acquisition or sale of any contract or security whose price or results depend on or are conditioned in whole or in part on the price of LAN’s shares.

In addition, majority shareholders must state in their report whether their purpose is to acquire control of LAN or if they are making a financial investment.

Any beneficial owner of LAN ADSs intending to acquire control of LAN shall, no later than ten business days prior to the date of the intended acquisition of control:

•	send a written notice of such intention to LAN, to the SVS and to the stock exchanges in Chile, and

•	publish a notice of such intention in two newspapers in Chile and on LAN’s website.

To the extent that provisions of or governing any LAN deposited securities or applicable law may require disclosure of beneficial or other ownership of LAN deposited securities or other securities to LAN or limit ownership of those securities and may provide for blocking transfer and voting or other rights to enforce those disclosure requirements or ownership limitations, the LAN depositary must use

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN ADSs

its reasonable efforts to comply with LAN’s written instructions as to LAN ADRs in respect of any such enforcement or limitation or blocking of rights, and holders and beneficial holders of LAN ADRs must comply with all such disclosure requirements and ownership limitations and cooperate with the LAN depositary’s compliance with such instructions and are deemed by holding of LAN ADRs or any interest in them to consent to any such limitation or blocking of rights.

Upon completion of the exchange offer and the mergers, the holders who validly tender their TAM shares in the Auction on Bovespa will receive in exchange LAN common shares in the form of LAN BDRs. For a further discussion of the consideration to be delivered in connection with the exchange offer, see “The Exchange Offer—Settlement and Delivery of Securities” section of this offer to exchange/prospectus beginning on page 206. Prior to delivery of such LAN BDRs, the LAN common shares represented by LAN BDRs will be deposited with the principal Santiago office of Banco Itaú Chile, as the custodian (which we refer to as the “LAN BDR custodian”) for the account of the LAN BDR depositary, Itaú. Holders of LAN BDRs are not treated as shareholders of LAN and do not have the same rights as holders of LAN common shares. Rather, such holders have rights and obligations as holders of LAN BDRs, which are set forth in the LAN BDR deposit agreement and in the annexes thereto. The LAN BDR depositary will be the registered holder of the LAN common shares underlying the LAN BDRs, so holders of LAN BDRs must rely on it to exercise the rights of a shareholder of LAN on their behalf. The obligations of the LAN BDR depositary and its agents are set forth in the LAN BDR deposit agreement. The LAN BDR deposit agreement and the LAN BDRs are governed by Brazilian law.

The following is a summary comparison of:

•	the current rights and obligations of holders of TAM ADSs pursuant to the TAM deposit agreements (including the attached form of TAM ADRs) and under applicable Brazilian law; and

•	the current rights and obligations of holders of LAN BDS pursuant to the LAN BDR deposit agreement (including the attached form of LAN BDR) and under applicable Brazilian law.

The summary in this section is qualified in its entirety by reference to, and is subject to, the detailed provisions of the LAN BDS deposit agreement (including all annexes thereto) and the TAM ADS deposit agreements (including the attached form of TAM ADRs). This is a summary only and therefore does not contain all the information that may be important to you. For more complete information, you should read in their entirety the LAN BDR deposit agreement, which is attached as Exhibit 4.2 and incorporated by reference into this offer to exchange/prospectus, and the TAM preferred ADS deposit agreement, which is attached as an exhibit to the TAM F-1 and the TAM common ADS deposit agreement, which is attached to TAM’s registration statement under the Securities Act on Form F-6, filed on February 14, 2012. You should also read the summary description of the TAM preferred ADSs under the heading “Description of American Depositary Receipts” in the TAM F-1. To learn where you may obtain these documents, see the “Where You Can Find More Information” section of this offer to exchange/prospectus beginning on page 16.

The summaries of the LAN BDR deposit agreement and the TAM ADS deposit agreements below assume that LAN BDRs are held directly. If LAN BDRs are held through a broker, dealer, commercial bank, trust company or other nominee, the investor must rely on the procedures of such nominee to assert the rights of a LAN BDR holder described in this section. An investor should consult with its broker, dealer, commercial bank, trust company or other nominee to find out what those procedures are.

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN BDRs

General

The TAM depositary is JPMorgan Chase Bank pursuant to the TAM preferred ADS deposit agreement.

Each TAM preferred ADS represents an ownership interest in one TAM preferred share and any TAM preferred deposited securities.

Holders of TAM preferred ADSs are not treated as shareholders of TAM and do not have the same rights as holders of TAM preferred shares. Rather, such holders have rights as holders of TAM preferred ADSs, which are set forth in the TAM preferred ADS deposit agreement. The custodian, as the TAM depositary’s agent, will actually be the registered owner of the TAM preferred shares underlying the TAM preferred ADSs, so holders of TAM preferred ADSs must rely on it to exercise the rights of a shareholder of TAM on their behalf.

An investor may hold the TAM preferred ADSs either directly or indirectly through its broker, dealer, commercial bank, trust company or other nominee. If an investor holds TAM preferred ADSs directly, it is a TAM preferred ADR holder and the TAM preferred ADSs will be registered in its name on the books of the TAM depositary. Unless otherwise requested by the investor, all TAM preferred ADSs will be issued on the books of the TAM depositary in book-entry form.

The LAN BDR depositary is Itaú pursuant to the LAN BDR deposit agreement.

Each LAN BDR represents an ownership interest in one LAN registered share.

Holders of LAN BDRs are not treated as shareholders of LAN and do not have the same rights as holders of LAN shares. Rather, such holders have rights as holders of LAN BDRs, which are set forth in the LAN BDR deposit agreement and are subject to the restrictions under Brazilian laws and regulations. The LAN BDS custodian, as the LAN BDR depositary’s agent, will be the registered owner of the LAN shares underlying the LAN BDRs. Accordingly, holders of LAN BDRs must rely on the LAN BDS custodian to exercise the rights of a shareholder of LAN on their behalf.

Deposit, Transfer and Withdrawal

Deposit. Upon deposit of TAM preferred shares (or evidence of rights to receive such shares), receipt of related delivery documentation and compliance with the other provisions of the TAM preferred ADS deposit agreement, including the payment of the fees and charges of the TAM depositary and any taxes or other fees or charges owing, the TAM depositary will issue a TAM preferred ADR in the name or upon the order of the person entitled thereto evidencing the number of TAM preferred ADSs to which such person is entitled. The custodian will hold all deposited TAM preferred shares for the account and to the order of the TAM depositary.

Deposit. The LAN BDR depositary will issue LAN BDRs upon the compliance with the provisions set forth in the LAN BDR deposit agreement, including the deposit of LAN shares with the LAN BDS custodian and payment of the issuance fee. The LAN BDR depositary will credit the LAN BDRs in the registry of holders of LAN BDRs (which we refer to as the “BDR Registry”), in the name of the investor, or in the name of Bovespa for those investors who hold their BDRs under custody. Afterward, the LAN BDR depositary will credit the delivery of the LAN BDRs to their respective holders.

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN BDRs

At an investor’s request, risk and expense, the TAM depositary may accept deposits for forwarding to the custodian and may deliver TAM preferred ADRs at a place other than the TAM depositary’s office.

Transfer. Title to TAM preferred ADRs and to the TAM preferred deposited securities represented by TAM preferred ADSs, when endorsed or accompanied by proper instruments of transfer (as applicable), is transferable by delivery with the same effect as in the case of negotiable instruments under the laws of the State of New York. However, the TAM depositary, notwithstanding any notice to the contrary, may treat the person in whose name the TAM preferred ADRs are registered on the ADR register as the absolute owner thereof for all purposes, and neither the TAM depositary nor TAM will have any obligation or be subject to any liability under the TAM preferred deposit agreement to the holder of a TAM preferred ADR, unless such holder is the registered holder thereof.

Withdrawal. When a TAM preferred ADR holder returns TAM preferred ADRs to the TAM depositary’s office or when a holder provides proper instructions and documentation in the case of TAM preferred ADRs held in book-entry form, such holder is entitled to delivery of the TAM preferred deposited securities represented by such TAM preferred ADRs at that time at the custodian’s office by such other means as the TAM depositary deems practicable, upon payment of certain applicable fees, charges and taxes. At the holder’s request, risk and expense, the TAM depositary may deliver TAM preferred deposited securities to such other place as the investor may request.

The TAM depositary may restrict the withdrawal of TAM preferred deposited securities only in connection with:

•	temporary delays caused by closing TAM’s transfer books or those of the TAM depositary, the deposit of TAM shares in connection with voting at a shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any US or foreign laws or governmental regulations relating to the TAM preferred ADRs or to the withdrawal of TAM preferred deposited securities.

Transfer. Non-Brazilian resident are permitted to sell their LAN BDRs on Bovespa. In order to do so, the non-Brazilian resident must receive the sale proceeds from the purchaser and may keep them in Brazil to re-invest them in other assets or send them abroad, by means of a currency exchange contract completed in the Registro Declaratório Eletrônico - RDE, as specified under Resolution No. 2,689/00.

Withdrawal. Non-Brazilian residents may request the cancellation of their LAN BDRs. In order to do so, the non-Brazilian resident must instruct his legal escrow agent or representative to cancel the LAN BDRs. The escrow agent or legal representative of the non-Brazilian investor, on receipt of the corresponding instruction from the investor, must (i) register the cancellation of the LAN BDRs at the Central Bank of Brazil, (ii) inform the LAN BDR depositary of the registration, attaching a copy of the document issued by the Central Bank of Brazil, (iii) transfer the LAN BDRs to the LAN BDR depositary, (iv) send a letter, facsimile, electronic receipt, or SWIFT message to the LAN BDR depositary, reporting the information on custody overseas for the transfer of the underlying LAN shares that serve as backing for the issuance of the LAN BDRs and (v) make payment to the LAN BDR depositary of the cancellation fee.

The LAN BDS custodian, upon receiving appropriate notification from the LAN BDR depositary, shall undertake the necessary verification steps and transfer the securities to the holding account of the foreign broker.

The LAN BDR depositary and the LAN BDS custodian may demand from the owner of the LAN BDRs to be cancelled all documents and instruments that are necessary for the cancellation of the BDRs, transfer of the underlying LAN shares and any other information required by applicable regulations.

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN BDRs

Share Dividends and Other Distributions

The TAM depositary has agreed to pay TAM preferred ADR holders the cash dividends or other distributions it or the custodian receives on TAM preferred shares or other TAM preferred deposited securities, after converting any cash received into US dollars and, in all cases, making any necessary deductions provided for in the TAM preferred ADS deposit agreement, including any applicable fees and expenses. TAM preferred ADR holders will receive such distributions in proportion to the number of underlying securities that their respective TAM preferred ADRs represent.

Distribution of Rights to Acquire Additional ADRs. The TAM depositary will distribute warrants or other instruments representing rights to acquire additional ADRs in respect of any rights to subscribe for additional TAM preferred shares or other rights of any nature available to the TAM depositary as a result of a distribution on TAM preferred deposited securities if TAM provides satisfactory evidence that the TAM depositary may lawfully distribute such rights. However, if TAM does not furnish such evidence, the TAM depositary may:

•	sell such rights, if practicable, and distribute the net proceeds in the same way it does with cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case the holders will receive nothing.

Cash. The TAM depositary will distribute any US dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain holders, and (iii) deduction of the TAM depositary’s fees and expenses in converting any foreign currency into US dollars, transferring foreign currency or US dollars to the United States, obtaining any approval or license required for such conversion or transfer and making any sale by public or private

LAN BDR holders have the right to receive dividend payments and other cash distributions paid abroad by LAN.

LAN must simultaneously disclose any information regarding dividend payments and other cash distributions to the market, both in Brazil and abroad.

The LAN BDR depositary, when receiving the expected dividend payments or other cash distributions from LAN, will, on the same day, appoint a foreign exchange agency to transfer such dividends payments or other cash distributions into Brazil, in order to effect payment to the respective LAN BDR holders.

For LAN BDR holders who maintain their LAN BDRs under custody of Bovespa, the dividend payments and other cash distributions will be credited to Bovespa, the fiduciary owner of the LAN BDRs. Thus, Bovespa, will distribute the dividend payments and other cash distributions to the custody agents and other brokers, who will be responsible for crediting such payments to the LAN BDR holders enrolled in their registries, in accordance with the credit option made with such institutions. For LAN BDR holders who maintain their receipts in the registry book, the credit will be made according to the credit option stated in their registry with the LAN BDR depositary.

Cash distributions shall be proportionate to the number of LAN shares represented by the LAN BDRs, and those distributions will be made in real and whole R$ cents.

No interest nor any compensation will be owed by LAN to the LAN BDR holders for the period between the date the dividend payments and other cash distributions are paid abroad and the date such payments are credited to the LAN BDR holders in Brazil.

Any tax amount that must be collected by the LAN BDR depositary in accordance with applicable regulations will be retained before any dividend payments or cash is paid to the LAN BDR holder.

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN BDRs

means in any commercially reasonable manner. Following such conversion, the TAM depositary will set the per ADS dividend rate and announce it to the NYSE, thereby setting both the record date and payment date in respect thereof.

If conversion into US dollars is not possible or if any approval from the Brazilian government is needed and cannot be obtained, the TAM depositary may distribute the foreign currency to those TAM preferred ADR holders to whom it is possible to do so and will hold the foreign currency it cannot convert for the account of the TAM preferred ADR holders who have not been paid. The TAM depositary will not invest the foreign currency on behalf of such holders and will not be liable for any interest. Before making any distribution, the TAM depositary will deduct any withholding taxes that must be paid under Brazilian law.

Shares. In the case of a distribution in shares, the TAM depositary will issue additional TAM preferred ADRs to evidence the number of TAM preferred ADSs representing such shares. The TAM depositary will only distribute whole TAM preferred ADSs. The TAM depositary will sell shares which would require it to distribute fractions of TAM preferred ADSs and distribute the net proceeds in the same way as cash to the TAM preferred ADR holders entitled thereto.

Other Distributions. In the case of a distribution of securities or property other than those described above, the TAM depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the TAM depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the TAM depositary determines that any distribution described above is not practicable with respect to any specific TAM preferred ADR holder, the TAM depositary may choose any practicable method of distribution for such TAM preferred ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the TAM preferred ADR holder as TAM

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN BDRs

preferred deposited securities, in which case the TAM preferred ADSs will also represent the retained items. Fractional cents will be withheld without liability for interest thereon and dealt with by the TAM depositary in accordance with its then current practices. The TAM depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any TAM preferred ADR holders.

If the TAM depositary determines that any distribution in property (including TAM preferred shares and rights to subscribe therefor) other than cash on TAM preferred deposited securities is subject to any tax that the TAM depositary or the custodian is obligated to withhold, the TAM depositary may, by public or private sale, dispose of all or a portion of such property in such amounts and in such manner as the TAM depositary deems necessary and practicable to pay such taxes, and the TAM depositary will distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes to the TAM preferred ADR holders entitled thereto.

Record Dates

The TAM depositary may, after consultation with TAM if practicable, fix a record date (which, to the extent applicable, shall be as near as practicable to any corresponding date set by TAM) for the determination of the holders who will be entitled (or obligated, as the case may be):

•	to receive a dividend, distribution or rights;

•	to give instructions for the exercise of voting rights at a meeting of holders of TAM common shares or other TAM preferred deposited securities;

•	to pay the fee assessed by the TAM depositary for administration of the ADR program and for any expenses provided for in the form of TAM preferred ADR; or

•	to receive any notice or to act in respect of other matters, all subject to the provisions of the deposit agreement.

Not applicable.

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN BDRs

Fees and Expenses

TAM preferred ADR holders will be charged a fee of US$5.00 per 100 TAM preferred ADSs (or any portion thereof) issued (including issuances resulting from distributions of shares, rights and other property), delivered, reduced, cancelled or surrendered in exchange for TAM preferred deposited securities. The TAM depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge.

The following additional charges shall be incurred by TAM preferred ADR holders, by any party depositing or withdrawing TAM shares or by any party surrendering TAM preferred ADRs, to whom TAM preferred ADRs are issued (including, without limitation, pursuant to any dividend or stock split or an exchange of stock), whichever is applicable and to the extent not prohibited by the rules of the NYSE:

•	US$.02 (or less) per TAM preferred ADS (or portion thereof) for any cash distribution;

•	US$1.50 per TAM preferred ADR or ADRs for transfers of certificated or direct registration ADRs;

•	US$.02 per TAM preferred ADS (or portion thereof) per year for the services performed by the TAM depositary in administering the ADRs;

•	any other charge payable by any of the TAM depositary, its agents or their respective agents in connection with the servicing of TAM shares and other TAM preferred deposited securities;

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of TAM preferred ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were TAM preferred shares) but which securities or the net cash

Not applicable.

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN BDRs

proceeds from the sale thereof are instead distributed by the TAM depositary to those TAM preferred ADR holders entitled thereto;

•	transfer or registration fees and delivery charges incurred at the investor’s request;

•	expenses of the TAM depositary in connection with the conversion of foreign currency into US dollars;

•	cable, telex and facsimile transmission and delivery charges incurred at the investor’s request;

•	stock transfer or other taxes and other governmental charges; and

•

such fees and expenses as are incurred by the TAM depositary in servicing the TAM preferred shares or TAM preferred deposited securities, delivering TAM preferred deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.

TAM will pay all other charges and expenses of the TAM depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between TAM and the TAM depositary. The fees described above may be amended from time to time by agreement of TAM and the TAM depositary.

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN BDRs

Payment of Taxes

TAM preferred ADR holders must pay any tax or other governmental charge payable by the custodian or the TAM depositary on any TAM preferred ADS, TAM preferred ADR, deposited security or distribution. If a TAM preferred ADR holder owes any tax or other governmental charge, the TAM depositary may (i) deduct the amount thereof from any cash distributions or (ii) sell TAM preferred deposited securities and deduct the amount owing from the net proceeds of such sale. In either case, the TAM preferred ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the TAM depositary may also refuse to effect any registration, registration of transfer, split-up or combination of TAM preferred deposited securities or withdrawal of TAM preferred deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the TAM depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the TAM preferred ADR holders entitled thereto.

By holding any TAM preferred ADR or an interest therein, a holder agrees to indemnify TAM, the TAM depositary, the custodian and any of their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, its TAM preferred ADSs.

Any tax amount that must be collected by the LAN BDR depositary, according to the applicable regulations, will be retained before the value distribution to the LAN BDR holders is carried out. The LAN BDR holders will be responsible for any taxes or other government charges over their LAN BDRs, or over the BDRs deposited with the custodian.

For LAN BDR holders who are entitled to government tax immunity or exemption, such immunity or exemption must be established by confirmation documents presented by LAN to the LAN BDR depositary. If the LAN BDR deposit agreement is terminated, these documents will be returned to LAN.

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN BDRs

Reclassifications, Recapitalizations and Mergers

If TAM takes certain actions that affect the TAM preferred deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of TAM preferred deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of TAM’s assets, then the TAM depositary may choose to:

•	amend the form of TAM preferred ADR;

•	distribute additional or amended TAM preferred ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	do none of the above.

If the TAM depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the TAM preferred deposited securities and each TAM preferred ADS will then represent a proportionate interest in such property.

Right of preference. When applicable, it will be granted to the LAN BDR holders the ability to exercise or freely dispose of the right of preference to the subscription to shares and securities that might be issued by LAN, or other rights to be granted to the holders of LAN shares.

Securities bonuses and stock split. In case of a bonus in stock securities or stock split, the LAN BDR depositary will issue new LAN BDRs, corresponding to those securities, and will credit them to the LAN BDR holders. Only entire LAN BDRs will be distributed. Any fractions of LAN BDRs will be summed and sold in auction on Bovespa. The amount obtained in the auction process will be credited to each LAN BDR holder on a pro rata basis. Taxes of any nature that must be collected by the LAN BDR depositary, according to the applicable law, will be retained before auction of fractional LAN BDRs is delivered to the LAN BDR holders. LAN may choose not to carry out the additional LAN BDRs distribution to the holders and, instead, change the proportion between the underlying LAN common shares and the LAN BDRs.

Reverse stock split. A reverse stock split of LAN shares will result in an automatic cancellation of LAN BDRs, to the extent necessary to reflect the new securities quantity deposited with the LAN BDS custodian. For those holders of LAN BDRs who maintain their receipts under Bovespa custody, the LAN BDR depositary will inform the LAN BDS custodian of the reverse stock split, and the LAN BDS custodian will debit from each holder’s custody account to give effect to the automatic cancellation of LAN BDRs. For those holders of LAN BDRs who maintain their receipts in the BDR Registry, the LAN BDR depositary will perform the debit from every BDR holder’s individualized account. Only entire LAN BDRs will be cancelled. Any resulting fractional LAN BDRs will be summed and sold in auction on Bovespa, and the amount obtained from the auction process will be proportionally credited to each LAN BDR holder. Taxes of any nature that must be collected by the LAN BDR depositary, according to the applicable law, will be retained before the distribution to the LAN BDR holders is carried out.

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN BDRs

LAN may choose not to carry out the cancellation of LAN BDRs necessary to register the reverse stock split to the holders of LAN BDRs, and instead change the proportion between the LAN BDRs and the underlying LAN shares.

Voting

After receiving voting materials from TAM, the TAM depositary will notify the TAM preferred ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as it is contained in the voting materials and describe how a TAM preferred ADR holder may instruct the TAM depositary to exercise the voting rights for the shares which underlie the TAM preferred ADSs and will include instructions for giving a discretionary proxy to a person designated by TAM. For instructions to be valid, the TAM depositary must receive them in the manner and on or before the date specified in the notice. The TAM depositary will try, as far as practical, subject to the provisions governing the underlying shares and TAM preferred deposited securities, to vote or to have its agents vote the shares or other TAM preferred deposited securities as the TAM preferred ADR holder instructs. The TAM depositary will only vote or attempt to vote as instructed.

The TAM depositary will not itself exercise any voting discretion, and neither the TAM depositary nor its agents will be responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

The LAN BDR holders have the right to instruct the LAN BDR depositary in order to set the vote, corresponding to the LAN shares deposited with the LAN BDS custodian, exclusively regarding matters in which such LAN shares have the right to vote under the LAN bylaws.

When calling a general shareholders’ meeting, LAN will forward the notice to the LAN BDR depositary accompanied by a written report in support of such meeting, translated into Portuguese, so that it may notify holders of LAN BDRs.

The LAN BDS custodian will vote or will designate a proxy to vote in the respective shareholder assembly, in accordance with the instructions received from the LAN BDR depositary.

The LAN BDR depositary and its agents will not be held responsible for any issue if the voting instructions are not received in time, or not received at all.

LAN cannot guarantee that the LAN BDR holders will timely take knowledge of the assembly its subject of vote, in such way to allow them to send their voting instructions to the LAN BDR depositary on time.

Under no circumstances will the LAN BDR depositary have the right to exercise discretionary voting rights with respect to the LAN shares underlying LAN BDRs. If the LAN BDR depositary fails to receive voting instructions, from one or more LAN BDR holders with respect to the LAN shares, the LAN BDR depositary cannot delegate the right to vote on such shares to a person designated by LAN.

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN BDRs

Limitations on Obligations and Liability to ADR and ADS Holders (and LAN BDR Holders)

The TAM preferred deposit agreement expressly limits the obligations and liability of the TAM depositary, TAM and their respective agents, and none of them will be liable if:

•

any present or future law, rule or regulation of the United States, Brazil or any other country, or of any governmental or regulatory authority or any securities exchange or market or automated quotation system, the provisions of TAM’s articles of association, any act of God, war, terrorism or other circumstances beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the TAM preferred deposit agreement or the TAM preferred ADRs provide shall be done or performed by it or them (including, without limitation, voting);

•	it exercises or fails to exercise discretion given to it under the TAM preferred deposit agreement or the TAM preferred ADR;

•	it performs its obligations without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting TAM preferred shares for deposit, any TAM preferred ADR holder, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the TAM depositary nor its agents has any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. TAM and its agents will only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any TAM preferred deposited securities or

The LAN BDR deposit agreement limits the obligations and liability of the LAN BDR depositary, LAN and their respective agents as follows:

•	The LAN BDR depositary will not be liable if any information disclosure is not made in Brazil by the LAN BDR depositary, if the LAN BDR depositary was not previously informed by LAN.

•

Neither LAN nor the LAN BDR depositary will be held responsible for any LAN BDR holders’ action or omission regarding the referred holder obligations set by the Brazilian law or regulations related to foreign investments in Brazil, regarding withdrawing and selling of underlying LAN common shares deposited with the LAN BDS custodian. The irregular actions or omissions include, but are not limited to any failure in complying with an investment registry requirement, demanded by any applicable Brazilian rule, or any failure in reporting a foreign currency transaction to the Central Bank of Brazil, whichever is the case.

The LAN BDR depositary and its agents will not be held responsible for any issue if the voting instructions are not received in time, or not received at all. This means that occasionally, LAN BDR holders may not be able to vote and have no recourse if the vote is not set as requested.

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN BDRs

the TAM preferred ADRs, which in TAM’s opinion may involve it in expense or liability, if indemnity satisfactory to TAM against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The TAM depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the TAM preferred ADS deposit agreement, any registered holder(s) of TAM preferred ADRs, any TAM preferred ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including, without limitation, laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall the TAM depositary or any of its agents be liable for any indirect, special, punitive or consequential damages. The TAM depositary may own and deal in deposited securities and in TAM preferred ADSs. TAM has agreed to indemnify, defend and save harmless the TAM depositary and its agents under certain circumstances, and the TAM depositary has agreed to indemnify, defend and save harmless TAM under certain circumstances.

Available Information

The TAM depositary will make available for inspection by TAM preferred ADR holders the deposit agreement, the provisions of and governing the TAM preferred deposited securities and any written communications from TAM which are both received by the custodian or its nominee as a holder of TAM preferred deposited securities and made generally available to the holders of TAM preferred deposited securities. TAM will furnish these communications in English when so required by any rules or regulations of the SEC. Additionally, if TAM makes any written communications generally available to holders of TAM shares, including the TAM depositary or the custodian, and TAM requests the depositary to provide them to TAM preferred ADR holders, the TAM depositary will mail copies of them, or, at its option, English translations or summaries of them to TAM preferred ADR holders.

The LAN BDR depositary will disclose for inspection purposes in its office located at Rua Ururaí, 111 – Prédio II – Piso Térreo – Tatuapé – São Paulo, SP, any report issued or made available by LAN. These reports will necessarily be written in Portuguese, unless otherwise required by the law.

Any service request by the LAN BDR holders, except those in connection with voting rights, may be requested at one of the LAN BDR depositary specialized agencies, listed below:

•	São Paulo (SP): Rua XV de Novembro, 176 – Térreo | Tel. (11) 3247-3138

•	Rio de Janeiro (RJ): Rua Sete de Setembro, 99, subsolo, Centro | Tel. (21) 2202-2592

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN BDRs

The TAM depositary or its agent will maintain at a designated transfer office in the Borough of Manhattan, The City of New York, a register for the registration, registration of transfer, combination and split-up of TAM preferred ADRs, which register shall include the ADRs held in book-entry form. Investors may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other TAM preferred ADR holders in the interest of business matters relating to the TAM preferred ADS deposit agreement. Such register may be closed from time to time, when deemed expedient by the TAM depositary.

The TAM depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of TAM preferred ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

•	Curitiba (PR): Rua João Negrão, 65 | Tel. (41) 3320-4128

•	Porto Alegre (RS): Rua Sete de Setembro, 746 | Tel. (51) 3210-9150

•	Belo Horizonte (MG): Rua João Pinheiro, 195, subsolo | Tel. (31) 3249-3524

•	Salvador (BA): Av. Estados Unidos, 50, 2º andar, E. Sesq. | Tel. (71) 3319-8010

•	Brasília (DF): SC Sul Quadra 3, Ed. Dona Ângela, s/ loja | Tel. (61) 3316-4849

For matters related to the LAN BDR holders’ voting rights, correspondence should be addressed to the following address:

•	Banco Itaú S.A. At. Unidade Dedicada ADR/BDR Rua Ururaí, 111 – Prédio II – Piso Térreo – Tatuapé – São Paulo, SP, CEP 03084-010

Requirements for Depositary Actions

TAM, the TAM depositary or the custodian may refuse to:

•	issue, register or transfer a TAM preferred ADR or ADRs,

•	effect a split-up or combination of TAM preferred ADRs,

•	deliver distributions on any such TAM preferred ADRs, or

•	permit the withdrawal of TAM preferred deposited securities (unless the deposit agreement provides otherwise),

until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the TAM preferred ADS deposit agreement;

•	the holder has provided the TAM depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

LAN BDR Issuance by investors residing and living in Brazil. The LAN BDR depositary will issue the LAN BDRs only after (a) receiving (i) the custodian message, naming the recipient of the LAN BDRs, (ii) the issuance fee, (iii) the LAN BDRs issuance instruction, (iv) a copy of the foreign exchange contract booked for the payment of the securities abroad, and (b) verification that all documents are correct and bear all necessary information for the issuance of the LAN BDRs.

LAN BDR Issuance by Non Resident Investor, domiciled abroad and registered in Brazil under the current resolution. The LAN BDR depositary will issue the LAN BDRs only after (a) receiving (i) the custodian message, naming the recipient of the LAN BDRs, (ii) the issuance fee, (iii) the BDRs issuance instruction, (iv) copy of the simultaneous foreign exchange contract in order to register at Central Bank of Brazil, according to current regulations, and (b) verification that all the documents are correct and include all necessary information for the issuance of the LAN BDRs.

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN BDRs

•

the holder has complied with such regulations as the TAM depositary may establish consistent with the deposit agreement, including those regulations which TAM informs the TAM depositary in writing are necessary to facilitate compliance with any applicable rules or regulations of the Central Bank of Brazil or the SEC.

The TAM depositary may also suspend issuance of TAM preferred ADSs, deposit of shares, registration, transfer, split-up or combination of TAM preferred ADRs, or the withdrawal of TAM preferred deposited securities (unless the TAM preferred deposit agreement provides otherwise), if the register for such ADRs or any TAM preferred deposited securities is closed or the TAM depositary decides it is advisable to do so or the TAM depositary is requested to do so by TAM.

In all cases, the LAN BDR depositary and the LAN BDS custodian may demand from the securities depositary entity all documents and instruments which they believe are necessary to issue the LAN BDRs, the referred securities ownership confirmation, and the fulfillment of the applicable regulation, including the written orders to the LAN BDR depositary for the issuance of the LAN BDRs.

Under no conditions will LAN BDRs be issued without the respective confirmation from the LAN BDS custodian that the whole amount corresponding to the underlying shares has been deposited with the LAN BDS custodian.

Pre-Release of ADRs/BDRs

The TAM depositary may pre-release TAM preferred ADRs, but only if:

•	the TAM depositary has received collateral for the full market value of the pre-released TAM preferred ADRs (marked to market daily); and

•	each recipient of pre-released TAM preferred ADRs agrees in writing that it:

•	owns the underlying shares;

•	assigns all rights in such shares to the depositary;

•	holds such shares for the account of the TAM depositary; and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the TAM depositary so demands.

In general, the number of pre-released TAM preferred ADRs will not evidence more than 30% of

Under no conditions will LAN BDRs be issued without the respective confirmation from the LAN BDS custodian that the whole amount corresponding to the underlying LAN shares has been deposited with the LAN BDS custodian.

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN BDRs

all TAM preferred ADSs outstanding at any given time (excluding those evidenced by such pre-released ADRs). However, the TAM depositary may change or disregard such limit from time to time as it deems appropriate and may retain for its own account any earnings on collateral for pre-released TAM preferred ADRs and its charges for issuance thereof.

Appointment

In the TAM preferred ADS deposit agreement, each holder and each person holding an interest in TAM preferred ADSs, upon acceptance of any TAM preferred ADSs (or any interest therein) issued in accordance with the terms and conditions of the TAM preferred ADS deposit agreement, shall be deemed for all purposes to:

•	be a party to and bound by the terms of the TAM preferred deposit agreement and the applicable TAM preferred ADRs; and

•

appoint the TAM depositary as its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the TAM preferred deposit agreement and the applicable TAM preferred ADRs, to adopt any and all procedures necessary to comply with applicable law and to take such action as the TAM depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the TAM preferred deposit agreement and the applicable TAM preferred ADRs, the taking of such actions to be conclusive determination of the necessity and appropriateness thereof.

In the LAN BDR deposit agreement, LAN concedes special authority to the LAN BDR depositary for, on his behalf, perform all necessary actions for the execution of the services established.

Amendment & Termination

Amendment. The TAM preferred ADRs and the TAM preferred deposit agreement may be amended by TAM and the TAM depositary without the consent of any TAM preferred ADR holder for any reason. If an amendment imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or prejudices any substantial existing right of TAM preferred ADR

Amendment. The LAN BDR deposit agreement, as well as the rights assigned to the LAN BDR holders, may be modified without the approval of the LAN BDR holders.

Any relevant modification to the LAN BDR deposit agreement will be communicated by the LAN BDR depositary to the LAN BDR holders by means of a written notification. This notification will be addressed to all LAN BDR holders’ addresses, as registered in the BDR Registry, and respective brokers and custody agents.

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN BDRs

holders, such holders must be given 30 days’ notice of any such amendment. If a TAM preferred ADR holder continues to hold TAM preferred ADRs after being so notified, such TAM preferred ADR holder is deemed to agree to such amendment.

Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the TAM preferred deposit agreement or the form of TAM preferred ADR, TAM or the TAM depositary may amend or supplement the TAM preferred deposit agreement or the TAM preferred ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given to TAM preferred ADR holders or within any other period of time as required for compliance. In no event shall any amendment impair the right of the registered holder of any TAM preferred ADR to surrender such TAM preferred ADR and receive the TAM preferred deposited securities represented thereby, except in order to comply with mandatory provisions of applicable law.

Termination. The TAM depositary may terminate the TAM preferred deposit agreement by giving the TAM preferred ADR holders at least 30 days’ prior notice, and it must do so at TAM’s request. The TAM preferred deposit agreement will be terminated on the removal of the TAM depositary for any reason.

After termination, the TAM depositary’s only responsibility will be:

•	to deliver TAM preferred deposited securities to TAM preferred ADR holders who surrender their TAM preferred ADRs; and

•	to hold or sell distributions received on TAM preferred deposited securities.

As soon as practicable after the expiration of six months from the termination date, the TAM depositary will sell the TAM preferred deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for

Any modification to the LAN BDR deposit agreement that (i) includes or increases tax or charges (unless such tax or charge is related to government taxes or charges or registration tariffs, or cost due to cable transmission, SWIFT, or email, or facsimile, or mail expenses or any other similar expenses) or (ii) affects a significant LAN BDR holder right, such modification will only be effective 30 (thirty) days after the notification has been sent.

When the modification to the LAN BDR deposit agreement becomes effective, the LAN BDR holders, by keeping their receipts of ownership (i) agree with the modification and to the new agreement terms, (ii) accept the LAN BDR holders rights modification.

Termination. The term of the LAN BDR deposit agreement is indefinite, and the agreement can be terminated without penalty by either party upon 60 days’ written notice.

Unilateral Resolution. (A) Unilateral Termination for Breach of Agreement. The LAN BDR deposit agreement may be terminated by either party upon failure on the part of the other party to comply with obligations contained therein and, after being notified in writing, to cease those actions, within 15 (fifteen) days from receipt of said notification, take one of the following steps: (i) cease or correct the violation committed, without prejudice to compensation to the aggrieved party for the damages caused, or (ii) compensate the aggrieved party for the evidenced damage caused when compliance with the compliance obligation is no longer possible or is no longer in the interest of the aggrieved party.

(B) Unilateral Termination by the LAN BDR depositary. The LAN BDR depositary may unilaterally terminate the LAN BDR deposit agreement if: (i) LAN requires from the LAN BDR depositary the practice of an illegal operation or an action of a dubious nature in the view of rules in financial and capital markets or uses and customs of this market; and; (ii) LAN has declared bankruptcy or has petitioned for judicial or extrajudicial deferment of liabilities.

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN BDRs

the TAM preferred ADR holders who have not yet surrendered their TAM preferred ADRs. After making such sale, the TAM depositary shall have no obligations except to account for such proceeds and other cash. The TAM depositary will not be required to invest such proceeds or pay interest on them.

(C) Unilateral Termination by LAN. LAN may unilaterally terminate the LAN BDR deposit agreement if the LAN BDR depositary has (i) declared bankruptcy; (ii) is being subjected to extrajudicial intervention, or (iii) is being subject to liquidation or judicial or extrajudicial dissolution.

If the agreement is terminated, the LAN BDR depositary will communicate such termination to the LAN BDR holders in writing to the respective brokers or custody agent addresses, at least 60 (sixty) days ahead of the agreement termination date. The LAN BDR depositary will continue to be responsible for maintaining the BDR Registry and other correlated services for 20 (twenty) days after the agreement termination. During such period, the BDRs registries and provision of services will be provided only if requested or indicated until the date of the contract dissolution, after this date, the BDR Registry BDR will be ended.

If a new LAN BDR depositary is nominated before the ending of the agreement or during the 20-day period mentioned above, LAN will notify the LAN BDR depositary, which, immediately after the acknowledgement of this notification, will be committed to: (i) transfer to the new depositary, the BDR holders registries and all rights and responsibilities accorded the LAN BDR depositary; (ii) immediately provide LAN and the new depositary with all information and documents in its possession related to its depositary services; (iii) facilitate the transfer to the new depositary of the LAN BDRs, registries and other information related to LAN or to the new depositary; and (iv) provide the services stated in the agreement until the effective transference to the new depositary.

Provisions Applicable to

Holders of TAM Preferred ADSs

Provisions Applicable to

Holders of LAN BDRs

Compliance with Other Law

To the extent that the provisions of or governing any TAM preferred deposited securities may require disclosure of or impose limits on beneficial or other ownership of TAM preferred deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, the investor must comply with all such disclosure requirements and ownership limitations and with any reasonable instructions TAM may provide in respect thereof. TAM has reserved the right to request the investor to deliver its TAM preferred ADSs for cancellation and withdrawal of the TAM preferred deposited securities so as to permit TAM to deal with the investor directly as a holder of TAM preferred deposited securities and, by holding a TAM preferred ADS or an interest therein, the investor will be agreeing to comply with such instructions.

Not applicable.

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN BDRs

General

The TAM depositary is JPMorgan Chase Bank pursuant to the TAM common ADS deposit agreement.

Each TAM common ADS represents an ownership interest in one TAM common deposited security.

Holders of TAM common ADSs are not treated as shareholders of TAM and do not have the same rights as holders of TAM common shares. Rather, such holders have rights as holders of TAM common ADSs, which are set forth in the TAM common ADS deposit agreement. The custodian, as the TAM depositary’s agent, will actually be the registered owner of the TAM common shares underlying the TAM common ADSs, so holders of TAM common ADSs must rely on it to exercise the rights of a shareholder of TAM on their behalf.An investor may hold the TAM common ADSs either directly or indirectly through its broker, dealer, commercial bank, trust company or other nominee. If an investor holds TAM common ADSs directly, it is a TAM common ADR holder and the TAM common ADSs will be registered in its name on the books of the TAM depositary. Unless otherwise requested by the investor, all TAM common ADSs will be issued on the books of the TAM depositary in book-entry form.

The LAN BDR depositary is Itaú pursuant to the LAN BDR deposit agreement.

Each LAN BDR represents an ownership interest in one LAN registered share.

Holders of LAN BDRs are not treated as shareholders of LAN and do not have the same rights as holders of LAN shares. Rather, such holders have rights as holders of LAN BDRs, which are set forth in the LAN BDR deposit agreement and subject to the restrictions under Brazilian laws and regulations. The LAN BDS custodian, as the LAN BDR depositary’s agent, will be the registered owner of the LAN shares underlying the LAN BDRs. Accordingly, holders of LAN BDRs must rely on the custodian to exercise the rights of a shareholder of LAN on their behalf.

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN BDSs

Deposit, Transfer and Withdrawal

Deposit. Upon deposit of TAM common shares (or evidence of rights to receive such shares), receipt of related delivery documentation and compliance with the other provisions of the TAM common ADS deposit agreement, including payment of any fees and expenses of the TAM depositary and any applicable taxes or other charges, such as stamp taxes or stock transfer fees or charges, and subject to the investor’s delivery to the TAM depositary or the TAM custodian of any certificates required under Chilean law or the regulations of the Central Bank of Brazil or the CVM, the TAM depositary will register the appropriate number of TAM common ADSs in the names requested by the investor and will deliver the TAM common ADRs at its office to the persons requested by the investor. TAM common deposited securities will be held by the TAM custodian for the account and to the order of the TAM depositary or at such place or places and in such manner as the TAM depositary shall determine.

At an investor’s request, risk and expense, the TAM depositary may accept deposits for forwarding to the custodian for deposit under the TAM common ADS deposit agreement.

Transfer. Subject to any limitation set forth in the TAM common ADS deposit agreement or in the form of TAM common ADR, title to TAM common ADRs and to the TAM common ADSs evidenced thereby, when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the State of New York. However, the TAM depositary, notwithstanding any notice to the contrary, may treat the person in whose name the TAM common ADRs are registered on the books of the TAM depositary as the absolute holder thereof for all purposes.

Withdrawal. When a TAM common ADR holder returns TAM common ADRs to the TAM depositary’s office or when a holder provides proper instructions and documentation in the case of TAM common ADRs held in book-entry form, the TAM depositary will deliver the shares and any other TAM common deposited securities underlying the TAM

Deposit. The LAN BDR depositary will issue LAN BDRs upon the compliance with the provisions set forth in the LAN BDR deposit agreement, including the deposit of LAN shares with the LAN BDS custodian and payment of the issuance fee. The LAN BDR depositary will credit the LAN BDRs in the BDR Registry, in the name of the investor, or in the name of Bovespa for those investors who hold their BDRs under custody. Afterward, the LAN BDR depositary will credit the delivery of the LAN BDRs to their respective holders.

Transfer. Non-Brazilian resident are permitted to sell their LAN BDRs on Bovespa. In order to do so, the non-Brazilian resident must receive the sale proceeds from the purchaser and may keep them in Brazil to re-invest them in other assets or send them abroad, by means of a currency exchange contract completed in the Registro Declaratório Eletrônico - RDE, as specified under Resolution No. 2,689/00.

Withdrawal. Non-Brazilian residents may request the cancellation of their LAN BDRs. The escrow agent or legal representative of the non-Brazilian investor, on receipt of the corresponding instruction from the investor, must (i) register the cancellation of the LAN BDRs at the Central Bank of Brazil, (ii) inform the LAN BDR depositary of the registration, attaching a copy of the document issued by the Central Bank of Brazil, (iii) transfer the LAN BDRs to the LAN BDR depositary, (iv) send a letter, facsimile, electronic receipt, or SWIFT message to the LAN BDR depositary, reporting the information on custody overseas for the transfer of the underlying LAN shares that serve as backing for the issuance of the LAN BDRs and (v) make payment to the LAN BDR depositary of the cancellation fee.

The LAN BDS custodian, upon receiving appropriate notification from the LAN BDR depositary, shall undertake the necessary verification steps and transfer the securities to the holding account of the foreign broker.

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN BDRs

common ADRs to the holder or a person designated by it at the office of the TAM custodian, upon payment of any applicable fees, expenses, taxes or charges, such as stamp taxes or stock transfer taxes or fees and delivery of any certifications required under the laws of Brazil and regulations of the Central Bank of Brazil and the CVM and subject to the terms and conditions of the TAM common ADS deposit agreement. At the holder’s request, risk and expense, the TAM depositary may deliver the TAM common deposited securities to such other place as the investor may request.

The TAM depositary may restrict the withdrawal of TAM common deposited securities only in connection with:

•	compliance with such regulations as the TAM depositary may establish as consistent with the deposit agreement;

•	production of proof of identity of any signatory and genuineness of signature;

•	payment of fees, taxes and similar charges; or

•	compliance with any laws or governmental regulations relating to the TAM common ADRs or to the withdrawal of TAM common deposited securities.

This right of withdrawal may only be limited as set forth in the deposit agreement and the Form F-6.

The LAN BDR depositary and the LAN BDS custodian may demand from the owner of the LAN BDRs to be cancelled all documents and instruments that are necessary for the cancellation of the LAN BDRs, transfer of the underlying LAN Shares and any other information required by applicable regulations.

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN BDRs

Share Dividends and Other Distributions

The TAM depositary has agreed to pay TAM common ADR holders the cash dividends or other distributions it or the custodian receives on TAM common shares or other TAM common deposited securities after converting any cash received into US dollars, if practicable, and in all cases after making any necessary deductions provided for in the TAM common ADS deposit agreement, including any applicable fees and expenses. TAM common ADR holders will receive such distributions in proportion to the number of underlying securities their TAM common ADRs represent.

Distribution of Rights to Acquire Additional ADRs. If TAM offers holders of TAM’s shares any rights to subscribe for additional shares or any other rights, the TAM depositary, after consultation with TAM, may make those rights available to TAM common ADR holders, in which case the TAM depositary will exercise the rights and purchase the shares on behalf of such holders. The TAM depositary will then deposit the shares and deliver TAM common ADSs to the TAM common ADR holders. The TAM depositary will only exercise such rights if the holders pay it the exercise price and any other applicable charges. However, if the TAM depositary decides it is not legal and practical to make the rights available, the TAM depositary may:

•	sell such rights, if practicable, and distribute the net proceeds in the same way it does with cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case the holders will receive nothing.

Cash. The TAM depositary will convert any cash dividend or other cash distribution TAM pays on the TAM common deposited securities into US dollars if it can do so on a reasonable basis, and if it can transfer the US dollars into the United States and will distribute to the TAM common ADR holders the amount received (subject to appropriate adjustments

LAN BDR holders have the right to receive dividend payments and other cash distributions paid abroad by LAN.

LAN must simultaneously disclose any information regarding dividend payments and other cash distributions to the market, both in Brazil and abroad.

The LAN depositary, when receiving the expected dividend payments or other cash distributions from LAN, will, on the same day, appoint a foreign exchange agency to transfer such dividend payments or other cash distributions into Brazil, in order to effect payment to the respective BDR holders.

For LAN BDR holders who maintain their LAN BDRs under custody of Bovespa, the dividend payments and other cash distributions will be credited to Bovespa, the fiduciary owner of the LAN BDRs. Thus, Bovespa will distribute the dividend payments and other cash distributions to the custody agents and other brokers, who will be responsible for crediting such payments to the LAN BDR holders enrolled in their registries, in accordance with the credit option made with such institutions. For LAN BDR holders who maintain their receipts in the registry book, the credit will be made according to the credit option stated in their registry with the LAN BDR depositary.

Cash distributions shall be proportionate to the number of LAN shares represented by the LAN BDRs and those distributions will be made in undivided real and whole R$ cents.

No interest nor any compensation will be owed by LAN to the LAN BDR holders for the period between the date the dividend payments and other cash distributions are paid abroad and the date such payments are credited to the LAN BDR holders in Brazil.

Any tax amount that must be collected by the LAN BDR depositary in accordance with applicable regulations will be retained before any dividend payments or cash distribution is paid to the LAN BDR holder.

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN BDRs

for taxes withheld and net of any applicable fees and expenses) as soon as practicable in proportion to the number of TAM common ADSs representing the TAM common deposited securities held by such holders.

If conversion into US dollars is not possible or if any approval from the Brazilian government is needed and cannot be obtained, the TAM depositary may distribute the foreign currency only to those TAM common ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the TAM common ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, the TAM depositary will deduct any withholding taxes that must be paid under applicable law. The TAM depositary will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the TAM depositary cannot convert the foreign currency, the investor may lose some or all of the value of the distribution.

Shares. The TAM depositary may distribute additional TAM common ADSs representing any TAM common shares TAM distributes as a dividend or free distribution. The TAM depositary will only distribute whole TAM common ADSs. The TAM depositary will sell shares which would require it to distribute fractions of TAM common ADSs and distribute the net proceeds in the same way it does with cash to the TAM common ADR holders entitled thereto. If the TAM depositary does not distribute additional TAM common ADSs, the outstanding TAM common ADSs will also represent the new shares. Notwithstanding the foregoing, if the TAM depositary determines that a distribution in TAM common shares may not legally be made to some or all TAM common ADR holders, the TAM depositary may sell such shares and will remit the net proceeds thereof to the TAM common ADR holders entitled thereto as in the case of a distribution in cash.

Other Distributions If TAM approves, the TAM depositary will distribute to the TAM common ADR

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN BDRs

holders anything else TAM distributes on TAM common deposited securities by any means it deems equitable and practicable.

If the TAM depositary cannot make the distribution proportionately among the TAM common ADR holders or the distribution is not otherwise feasible or TAM does not approve the proportional distribution, the TAM depositary has a choice. After consulting with TAM, it may decide to sell what TAM distributed and distribute the net proceeds in the same way as it does with cash, or, it may decide to hold what TAM distributed, in which case TAM common ADSs will also represent the newly distributed property. However, the TAM depositary is not required to distribute any securities (other than TAM common ADSs) to such holders unless it receives satisfactory evidence from TAM that it is legal to make that distribution.

If the TAM depositary determines that any distribution in property is subject to any tax or other governmental charge which the TAM depositary is obligated to withhold, the TAM depositary may, after consultation with TAM, by public or private sale, dispose of all or a portion of such property in such amounts and in such manner as the TAM depositary deems necessary and practicable to pay any such taxes or charges, and the TAM depositary will distribute the net proceeds of any such sale after deduction of such taxes or charges to the TAM common ADR holders entitled thereto in proportion to the number of TAM common ADSs held by them respectively.

Record Dates

The TAM depositary will fix a record date (which shall be the same date as, or as near as practicable to any corresponding record date set by TAM) for the determination of the holders of TAM common ADRs who will be entitled (or obligated, as the case may be):

•	to receive a dividend, distribution or rights;

•	to give instructions for the exercise of voting rights at a meeting of holders of TAM common shares or other TAM common deposited securities;

Not applicable.

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN BDRs

•	to pay the fee assessed by the TAM depositary for administration of the TAM common ADR program and for any expenses provided for in the form of TAM common ADR; or

•	to receive any notice or to act in respect of other matters.

Fees and Expenses

TAM common ADR holders will be charged a fee of US$5.00 (or less) per 100 TAM common ADSs (or any portion thereof) issued (including issuances resulting from distributions of shares, rights and other property) or surrendered in exchange for TAM common deposited securities (including termination of the TAM common ADS deposit agreement).

The following additional charges shall be incurred by TAM common ADR holders, by any party depositing or withdrawing TAM shares or by any party surrendering TAM common ADRs, to whom TAM common ADRs are issued (including, without limitation, pursuant to any dividend, stock split or an exchange of stock) or by TAM common ADR holders, whichever is applicable and to the extent permitted by the rules of the NYSE:

•	US$.02 (or less) per TAM common ADS (or portion thereof) for any cash distribution;

•	US$1.50 per TAM common ADR or ADRs for transfers of certificated or direct registration ADRs;

•

a fee for the distribution of securities, such fee being an amount equal to the fee for execution and delivery of TAM common ADSs which would be payable if securities distributed to the investor had been charged as a result of the deposit of such securities (treating all such securities as if they were TAM common shares but which securities are instead distributed by the TAM depositary to those TAM common ADR holders entitled thereto) but which securities are distributed by the TAM depositary to TAM common ADR holders;

Not applicable.

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN BDRs

•	US$.02 (or less) per TAM common ADS per calendar year (or portion thereof) for services performed by the TAM depositary in administering the TAM common ADRs;

•	registration fees;

•	expenses of the TAM depositary in connection with the conversion of foreign currency into US dollars;

•	cable, telex and facsimile transmission expenses (as are expressly provided for in the TAM common ADS deposit agreement);

•	taxes and any governmental charges; and

•

any other charges payable by the TAM depositary, its agents or any of their respective agents for servicing the TAM common deposited securities (which charge shall be assessed against TAM common ADR holders as of the date set by the TAM depositary and shall be collected at the sole discretion of the TAM depositary by billing TAM common ADR holders for such charge or deducting such charge from future distributions).

TAM has agreed to pay the fees, reasonable expenses and out-of-pocket charges of the TAM depositary and those of any registrar only in accordance with the deposit agreement entered into between TAM and the TAM depositary from time to time.

Payment of Taxes

TAM common ADR holders must pay any tax or other governmental charge payable with respect to any TAM common ADS, TAM common ADR, deposited securities represented thereby. If a TAM common ADR holder owes any tax or other governmental charge, the TAM depositary may (i) deduct the amount of any taxes owed from any dividends, distributions or proceeds from any sale or (ii) sell TAM common deposited securities to pay any taxes or charges owed. In either case, the TAM common ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is

Any tax amount that must be collected by the LAN BDR depositary, according to the applicable regulations, will be retained before the value distribution to the LAN BDR holders is carried out. The LAN BDR holders will be responsible for any taxes or other government charges over their LAN BDRs, or over the LAN BDRs deposited before the custodian.

For LAN BDR holders who are entitled to government tax immunity or exemption, such immunity or exemption must be established by confirmation documents presented by LAN to the

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN BDRs

unpaid, the TAM depositary may also refuse to effect any transfer of such TAM common ADR or any withdrawal of TAM common deposited securities represented by TAM common ADSs evidenced by such TAM common ADR until such payment is made, and may withhold any dividends or other distributions. If the TAM depositary sells TAM common deposited securities, it will, if appropriate, reduce the number of TAM common ADSs to reflect the sale and pay to the TAM common ADR holders any proceeds, or send to such holders any property remaining after it has paid the taxes.

For purposes of valuation under limited circumstances mandated by securities regulations, if any tax or governmental charge is required to be withheld on any non-cash distribution, the TAM depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the TAM common ADR holders entitled thereto.

By holding any TAM common ADR or an interest therein, a holder agrees to indemnify TAM, the TAM depositary, the custodian and any of their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, its TAM common ADSs.

LAN BDR depositary. If the LAN BDR deposit agreement is terminated, these documents will be returned to LAN.

Reclassifications, Recapitalizations and Mergers

If TAM takes certain actions that affect the TAM common deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of TAM common deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of TAM’s assets, then the TAM depositary may choose to:

•	amend the form of TAM common ADR;

Right of preference. When applicable, it will be granted to the LAN BDR holders the ability to exercise or freely dispose of the right of preference to the subscription to shares and securities that might be issued by LAN, or other rights to be granted to the holders of LAN shares.

Securities bonuses and stock split. In case of a bonus in stock securities or stock split, the LAN BDR depositary will issue new LAN BDRs, corresponding to those securities, and will credit them to the LAN

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN BDRs

•	distribute additional or amended TAM common ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	do none of the above.

If the TAM depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the TAM common deposited securities and each TAM common ADS will then represent a proportionate interest in such property.

BDR holders. Only entire LAN BDRs will be distributed. Any fractions of LAN BDRs will be summed and sold in auction on Bovespa. The amount obtained in the auction process will be credited to each LAN BDR holder on a pro rata basis. Taxes of any nature that must be collected by the LAN BDR depositary, according to the applicable law, will be retained before auction of fractional LAN BDRs is delivered to the LAN BDR holders. LAN may choose not to carry out the additional BDRs distribution to the holders and, instead, change the proportion between the underlying LAN common shares and the LAN BDRs.

Reverse stock split. A reverse stock split of LAN shares will result in an automatic cancellation of LAN BDRS, to the extent necessary to reflect the new securities quantity deposited with the LAN BDS custodian. For those holders of LAN BDRs who maintain their receipts under Bovespa custody, the LAN BDR depositary will inform the LAN BDS custodian of the reverse stock split, and the LAN BDS custodian will debit from each holder’s custody account to give effect to the automatic cancellation of LAN BDRs. For those holders of LAN BDRs who maintain their receipts in the BDR Registry, the LAN BDR depositary will perform the debit from every LAN BDR holder’s individualized account. Only entire LAN BDRs will be cancelled. Any resulting fractional LAN BDRs will be summed and sold in auction on Bovespa, and the amount obtained from the auction process will be proportionally credited to each LAN BDR holder. Taxes of any nature that must be collected by the LAN BDR depositary, according to the applicable law, will be retained before the distribution to the LAN BDR holders is carried out. LAN may choose not to carry out the cancellation of LAN BDRs necessary to register the reverse stock split to the holders of LAN BDRs, and instead change the proportion between the LAN BDRs and the underlying LAN shares.

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN BDRs

Voting

After receiving voting material from TAM, the TAM depositary will, if requested by TAM in writing, notify the TAM common ADR holders of any shareholders’ meeting or solicitation of consents or proxies. This notice will contain such information as is contained in the voting materials, a statement that the TAM common ADR instruct the TAM depositary as to the exercise of the voting rights, if any, and include instructions for giving a discretionary proxy to a person designated by TAM. For instructions to be valid, the TAM depositary must receive them on or before the date specified. The TAM depositary will try, as far as practical, subject to Brazilian law and the provisions governing the underlying shares and TAM common deposited securities, to vote or to have its agents vote the shares or other TAM common deposited securities as the TAM common ADR holder instructs on or before the date specified in the notice. TAM will notify the TAM depositary will only vote or attempt to vote as instructed.

The TAM depositary will not be responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote, so long as such action or inaction is taken in good faith.

If the TAM depositary does not receive voting instructions from any TAM common ADR holder by the specified date and if requested by TAM, it will consider such holder to have instructed it to give a discretionary proxy to a person designated by the TAM board of directors to vote the number of TAM common deposited securities represented by the TAM common ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless TAM notifies the TAM depositary that:

•	TAM does not wish to receive a discretionary proxy;

•	TAM thinks there is substantial shareholder opposition to the particular question; or

•	TAM thinks the particular matter would have a material and adverse impact on the rights of TAM’s shareholders.

The LAN BDR holders have the right to instruct the LAN BDR depositary in order to set the vote, corresponding to the LAN shares deposited with the LAN BDS custodian, exclusively regarding matters in which such LAN shares have the right to vote under the LAN bylaws.

When calling a general shareholders’ meeting, LAN will forward the notice to the LAN BDR depositary accompanied by a written report in support of such meeting, translated into Portuguese, so that it may notify holders of LAN BDRs.

The LAN BDS custodian will vote or will designate a proxy to vote in the respective shareholder assembly, in accordance with the instructions received from the LAN BDR depositary.

The LAN BDR depositary and its agents will not be held responsible for any issue if the voting instructions are not received in time, or not received at all.

LAN cannot guarantee that the LAN BDR holders will timely take knowledge of the assembly its subject of vote, in such way to allow them to send their voting instructions to the LAN BDR depositary on time.

Under no circumstances the LAN BDR depositary have the right to exercise discretionary voting rights with respect to the LAN shares underlying LAN BDRs. If the LAN BDR depositary fails to receive voting instructions, from one or more BDR holders with respect to the LAN shares, the LAN BDR depositary cannot delegate the right to vote on such shares to a person designated by LAN.

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN BDRs

The TAM depositary will only vote or attempt to vote as instructed by the TAM common ADR holders or as described above.

Limitations on Obligations and Liability to ADR and ADS Holders (and BDR Holders)

The TAM common ADS deposit agreement expressly limits the obligations and liability of the TAM depositary, TAM and their respective agents. None of them will be liable if:

•

any present or future law, rule or regulation of the United States, Brazil or any other country, or of any governmental or regulatory authority (including the Central Bank of Brazil, the CVM, or otherwise) or any securities exchange or market or automated quotation system, the provisions of TAM’s articles of association and the provisions governing TAM common deposited securities, any present or future provision of TAM’s charter, any act of God, war, terrorism or other circumstances beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the TAM common ADS deposit agreement or the TAM common ADRs provide shall be done or performed by it or them (including, without limitation, voting);

•	it exercises or fails to exercise discretion given to it under the TAM common ADS deposit agreement or the TAM common ADR;

•	it performs its obligations without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting TAM common shares for deposit, any TAM common ADR holder, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it

The LAN BDR deposit agreement limits the obligations and liability of the LAN BDR depositary, LAN and their respective agents as follows:

•	The LAN BDR depositary will not be liable if any information disclosure is not made in Brazil by the LAN BDR depositary, if the LAN BDR depositary was not previously informed by LAN.

•

Neither LAN nor the LAN BDR depositary will be held responsible for any LAN BDR holders’ action or omission regarding the referred holder obligations set by the Brazilian law or regulations related to foreign investments in Brazil, regarding withdrawing and selling of underlying LAN common shares deposited with the LAN BDS custodian. The irregular actions or omissions include, but are not limited to any failure in complying with an investment registry requirement, demanded by any applicable Brazilian rule, or any failure in reporting a foreign currency transaction to the Central Bank of Brazil, whichever is the case.

The LAN BDR depositary and its agents will not be held responsible for any issue if the voting instructions are not received in time, or not received at all. This means that occasionally, LAN BDR holders may not be able to vote and have no recourse if the vote is not set as requested.

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN BDRs

to be genuine and to have been signed or presented by the proper party or parties.

Neither TAM, the TAM depositary nor any of their respective directors, officers, agents or affiliates has any obligation to appear in or prosecute any action, suit or other proceeding in respect of any TAM common deposited securities or TAM common ADRs.

TAM has agreed to indemnify and save harmless the TAM depositary, its directors, employees, agents and affiliates and any custodian under certain circumstances, and the TAM depositary has agreed to indemnify and save harmless TAM, its directors, employees, agents and affiliates under certain circumstances.

Available Information

The TAM depositary will make available for inspection by TAM common ADR holders at its office any reports and communications, including any proxy soliciting material, received from TAM which are both received by the TAM depositary as the holder of the TAM common deposited securities and made generally available to the holders of such TAM common deposited securities by TAM. TAM will furnish these communications in English when so required by any rules or regulations of the SEC. Additionally, the TAM depositary shall also send to the TAM common ADR holders copies of such reports when furnished by TAM.

The TAM depositary will keep books at its office for the registration and transfer of TAM common ADRs which at all reasonable times shall be open for inspection by the TAM common ADR holders, but solely for the purpose of communicating with TAM common ADR holders in the interest of the business of TAM or a matter related to the TAM common ADS deposit agreement or the TAM common ADRs.

The TAM depositary may close the register (with notice to TAM if other than in the ordinary course of business) from time to time when it deems expedient and shall be closed upon the reasonable written request of TAM.

The LAN BDR depositary will disclose for inspection purposes in its office located at Rua Ururaí, 111 – Prédio II – Piso Térreo – Tatuapé – São Paulo, SP, any report issued or made available by LAN. These reports will necessarily be written in Portuguese, unless otherwise required by the law.

Any service request by the LAN BDR holders, except those in connection with voting rights, may be requested at one of the LAN BDR depositary specialized agencies, listed below:

•	São Paulo (SP): Rua XV de Novembro, 176 – Térreo | Tel. (11) 3247-3138

•	Rio de Janeiro (RJ): Rua Sete de Setembro, 99, subsolo, Centro | Tel. (21) 2202-2592

•	Curitiba (PR): Rua João Negrão, 65 | Tel. (41) 3320-4128

•	Porto Alegre (RS): Rua Sete de Setembro, 746 | Tel. (51) 3210-9150

•	Belo Horizonte (MG): Rua João Pinheiro, 195, subsolo | Tel. (31) 3249-3524

•	Salvador (BA): Av. Estados Unidos, 50, 2º andar, E. Sesq. | Tel. (71) 3319-8010

•	Brasília (DF): SC Sul Quadra 3, Ed. Dona Ângela, s/ loja | Tel. (61) 3316-4849

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN BDRs

The TAM facility will maintain facilities to record and process the issuance, registration, surrender and transfer of TAM common ADRs.

For matters related to the LAN BDR holders’ voting rights, correspondence should be addressed to the following address:

•	Banco Itaú S.A. At. Unidade Dedicada ADR/BDR Rua Ururaí, 111 – Prédio II – Piso Térreo – Tatuapé – São Paulo, SP, CEP 03084-010

Requirements for Depositary Actions

TAM, the TAM depositary or the custodian may refuse to:

•	issue, register or transfer a TAM common ADR or ADRs,

•	effect a split-up or combination of TAM common ADRs,

•	deliver distributions on any such TAM common ADRs, or

•	permit the withdrawal of TAM common deposited securities (unless the deposit agreement provides otherwise),

until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the TAM common ADS deposit agreement;

•	the holder has provided the TAM depositary with any information it may deem necessary, including proof of identity and the genuineness of any signature; and

•

the holder has complied with such regulations as the TAM depositary may establish, consistent with the deposit agreement, including those relating to TAM common ADRs or withdrawal of TAM common deposited securities as may be established by any governmental authority in Brazil or the United States.

The TAM depositary may also suspend deposit of TAM common shares or transfer of TAM common ADRs (unless the TAM common ADS deposit agreement provides otherwise), if the register for

BDRs Issuance by investors residing and living in Brazil. The LAN BDR depositary will issue the BDRs only after (a) receiving (i) the custodian message, naming the recipient of the LAN BDRs, (ii) the issuance fee, (iii) the BDRs issuance instruction, (iv) a copy of the foreign exchange contract booked for the payment of the securities abroad, and (b) verification that all documents are correct and bear all necessary information for the issuance of LAN BDRs.

BDR Issuance by Non Resident Investor, domiciled abroad and registered in Brazil under the current resolution. The LAN BDR depositary will issue the BDRs only after (a) receiving (i) the custodian message, naming the recipient of the LAN BDRs, (ii) the issuance fee, (iii) the BDRs issuance instruction, (iv) copy of the simultaneous foreign exchange contract in order to register at Central Bank of Brazil, according to current regulations, and (b) verification that all the documents are correct and include all necessary information for the issuance of the LAN BDRs.

In all cases, the LAN DBR depositary and the custodian may demand from the securities depositary entity all documents and instruments which they believe are necessary to issue the LAN BDRs, the referred securities ownership confirmation, and the fulfillment of the applicable regulation, including the written orders to the LAN BDR depositary for the issuance of LAN BDRs.

Under no conditions will BDRs be issued without the respective confirmation from the LAN BDS custodian that the whole amount corresponding to the underlying shares has been deposited with the LAN BDS custodian.

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN BDRs

such TAM common ADRs or any TAM common deposited securities is closed or it or TAM decides it is necessary or advisable to do so or the TAM depositary is requested to do so by TAM.

Pre-Release of ADRs (BDRs)

The TAM depositary may pre-release TAM common ADSs and may deliver TAM common shares prior to receipt and cancellation of TAM common ADRs that have been pre-released. Each pre-release will be:

•

preceded or accompanied by a written agreement from the person to whom TAM common ADRs or common shares are to be delivered concerning the ownership and transfer of the TAM common shares or TAM common ADRs and agreeing to any additional restrictions or requirements that the TAM depositary deems appropriate;

•	at all times fully collateralized with cash, US government securities or such other collateral as the TAM depositary deems appropriate;

•	terminable by the TAM depositary on not more than five business days’ notice; and

•	subject to such further indemnities and credit regulations as the TAM depositary deems appropriate.

In general, the number of pre-released TAM common shares represented by TAM common ADSs which are outstanding at any time will not exceed 30% of the TAM common shares deposited under the TAM common ADS deposit agreement. However, the TAM depositary reserves the right to change or disregard such limit from time to time as it deems appropriate and may retain for its own account any compensation received by it in connection with the foregoing.

Under no conditions will LAN BDRs be issued without the respective confirmation from the LAN BDS custodian that the whole amount corresponding to the underlying LAN shares has been deposited with the LAN BDS custodian.

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN BDSs

Appointment

In the TAM common ADS deposit agreement, each holder and each person holding an interest in TAM common ADSs, upon acceptance of any TAM common ADSs (or any interest therein) issued in accordance with the terms and conditions of the TAM common ADS deposit agreement, shall be deemed for all purposes to:

•	be a party to and bound by the terms of the TAM common ADS deposit agreement and the applicable TAM common ADRs; and

•

appoint the TAM depositary as its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the TAM common ADS deposit agreement and the applicable TAM common ADRs, to adopt any and all procedures necessary to comply with applicable law and to take such action as the TAM depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the TAM common ADS deposit agreement and the applicable TAM common ADRs, the taking of such actions to be conclusive determination of the necessity and appropriateness thereof.

In the LAN BDR deposit agreement, LAN concedes special authority to the LAN BDR depositary for, on his behalf, perform all necessary actions for the execution of the services established.

Amendment & Termination

Amendment. TAM may agree with the TAM depositary to amend the TAM common ADS deposit agreement and the TAM common ADRs without the consent of TAM common ADR holders for any reason. If an amendment adds or increases fees or charges (other than taxes and other governmental charges or expenses of the TAM depositary for registration fees, facsimile costs, delivery charges or similar items) or prejudices any substantial existing right of TAM common ADR holders, such holders must be given 30 days’ notice of any such amendment. If a TAM common ADR holder continues to hold TAM common ADRs after being so notified, such TAM common ADR holder is deemed to agree to the amendment and to be bound by the TAM common ADRs and the TAM common ADS deposit agreement as amended.

Amendment. The LAN BDR deposit agreement, as well as the rights assigned to the LAN BDR holders, may be modified without the approval of the LAN BDR holders.

Any relevant modification to the LAN BDR deposit agreement will be communicated by the LAN BDR depositary to the BDR holders by means of a written notification. This notification will be addressed to all LAN BDR holders, addresses as registered in the BDR Registry, and respective brokers and custody agents.

Any modification to the LAN BDR agreement that (i) includes or increases tax or charges (unless such tax or charge is related to government taxes or charges or registration tariffs, or cost due to cable transmission, SWIFT, or email, or facsimile, or mail expenses or any other similar expenses) or (ii) affects

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN BDRs

Termination. The TAM depositary will terminate the TAM common ADS deposit agreement upon TAM’s request. The TAM depositary may also terminate the TAM common ADS deposit agreement if it has told TAM that it would like to resign and TAM has not appointed a new depositary bank within 45 days or if TAM has removed the depositary and a successor depositary has not began operating as a depositary on the 60th day after the company’s notice of removal was provided to the depositary. In either case, the TAM depositary must notify TAM common ADR holders at least 30 days before termination.

After termination, the TAM depositary and its agents will do the following under the TAM common ADS deposit agreement, but nothing else:

•	collect and hold (or sell) distributions on the TAM common deposited securities; and

•	deliver TAM common deposited securities being withdrawn.

As soon as practicable after the expiration of six months from the termination date, the TAM depositary may sell any remaining TAM common deposited securities by public or private sale. After that, the TAM depositary will hold the money it received on the sale, as well as any other cash it is holding under the TAM common ADS deposit agreement for the pro rata benefit of the TAM common ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The TAM depositary’s only obligation will be to account for the money and other cash. TAM’s only obligation will be to indemnify the depositary and to pay fees and expenses of the TAM depositary that TAM agreed to pay.

a significant LAN BDR holder right, such modification will only be effective 30 (thirty) days after the notification has been sent. When the modification to the LAN BDR deposit agreement becomes effective, the LAN BDR holders, by keeping their receipts of ownership (i) agree with the modification and to the new agreement terms, (ii) accept the LAN BDR holders rights modification.

Termination. The term of the LAN BDR deposit agreement is indefinite, and the agreement can be terminated without penalty by either party upon 60 days’ written notice.

Unilateral Resolution. (A) Unilateral Termination for Breach of Agreement. The LAN BDR deposit agreement may be terminated by either party upon failure on the part of the other party to comply with obligations contained therein and, after being notified in writing, to cease those actions, within 15 (fifteen) days from receipt of said notification, take one of the following steps: (i) cease or correct the violation committed, without prejudice to compensation to the aggrieved party for the damages caused, or (ii) compensate the aggrieved party for the evidenced damage caused when compliance with the compliance obligation is no longer possible or is no longer in the interest of the aggrieved party.

(B) Unilateral Termination by the LAN BDR depositary. The LAN BDR depositary may unilaterally terminate the LAN BDR deposit agreement if: (i) LAN requires from the LAN BDR depositary the practice of an illegal operation or an action of a dubious nature in the view of rules in financial and capital markets or uses and customs of this market; and; (ii) LAN has declared bankruptcy or has petitioned for judicial or extrajudicial deferment of liabilities.

(C) Unilateral Termination by LAN. LAN may unilaterally terminate the LAN BDR deposit agreement if the LAN BDR depositary has (i) declared bankruptcy; (ii) is being subjected to extrajudicial intervention, or (iii) is being subject to liquidation or judicial or extrajudicial dissolution.

If the agreement is terminated, the LAN BDR depositary will communicate such termination to the

Provisions Applicable to

Holders of TAM Common ADSs

Provisions Applicable to

Holders of LAN BDRs

BDR holders in writing to the respective brokers or custody agent addresses, at least 60 (sixty) days ahead of the agreement termination date. The LAN BDR depositary will continue to be responsible for maintaining the BDR Registry and other correlated services for 20 (twenty) days after the agreement termination. During such period, the BDRs registries and provision of services will be provided only if requested or indicated until the date of the contract dissolution, after this date, the BDR Registry will be ended.

If a new BDR depositary is nominated before the ending of the agreement or during the 20-day period mentioned above, LAN will notify the LAN BDR depositary, which, immediately after the acknowledgement of this notification, will be committed to: (i) transfer to the new depositary, the BDR holders registries and all rights and responsibilities accorded the LAN BDR depositary; (ii) immediately provide LAN and the new depositary with all information and documents in its possession related to its depositary services; (iii) facilitate the transfer to the new depositary of the LAN BDRs, registries and other information related to LAN or to the new depositary; and (iv) provide the services stated in the agreement until the effective transference to the new depositary.

Compliance with Other Law

To the extent that the provisions of or governing any TAM common deposited securities may require disclosure of or impose limits on beneficial or other ownership of TAM common deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, the investor must comply with all such disclosure requirements and ownership limitations and with any reasonable instructions TAM may provide in respect thereof. TAM has reserved the right to request the investor to deliver its TAM common ADSs for cancellation and withdrawal of the TAM common deposited securities so as to permit TAM to deal with the investor directly as a holder of TAM common deposited securities and, by holding a TAM common ADS or an interest therein, the investor will be agreeing to comply with such instructions.

Not applicable.

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

CLP	– CHILEAN PESO
ARS	– ARGENTINE PESO
US$	– UNITED STATES DOLLAR
THUS$	– THOUSANDS OF UNITED STATES DOLLARS
COP	– COLOMBIAN PESO

Management’s Report on Internal Control over Financial Reporting

The management of the Company, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as amended.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. Lan Airlines’ management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 based on the criteria established in Internal Control—“Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, Lan Airlines’ management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting is effective. The company’s internal control over financial reporting effectiveness as of December 31, 2011 has been audited by PricewaterhouseCoopers Consultores, Auditores y Companía Limitada, an independent registered public accounting firm, as stated in their report included herein.

/s/ Enrique Cueto Plaza	/s/ Alejandro de la Fuente Goic
Enrique Cueto Plaza	Alejandro de la Fuente Goic
Chief Executive Officer	Chief Financial Officer

February 14, 2012

F-1-A

PricewaterhouseCoopers

RUT: 81.513.400-1

Santiago – Chile

AV. Andres Bello 2711 - Pisos 2,3, 4Y 5

LasCondes

Teléfono: (56) (2) 940 0000

www.pwc.cl

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Lan Airlines S.A.

In our opinion, the accompanying balance sheets and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Lan Airlines S.A. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

F-1-B-1

Lan Airlines S.A.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/    PricewaterhouseCoopers

Santiago, Chile

February 14, 2012

F-1-B-2

Contents of the notes to the consolidated financial statements of Lan Airlines S.A. and Subsidiaries.

Notes

Page
1	General information		F-1-8
2	Summary of significant accounting policies		F-1-11
	2.1.	Preparation	F-1-11
	2.2.	Consolidation	F-1-13
	2.3.	Foreign currency transactions	F-1-14
	2.4.	Property, plant and equipment	F-1-14
	2.5.	Intangible assets	F-1-15
	2.6.	Goodwill	F-1-15
	2.7.	Borrowing costs	F-1-15
	2.8.	Losses for impairment of non-financial assets	F-1-15
	2.9.	Financial assets	F-1-16
	2.10.	Derivative financial instruments and hedging activities	F-1-17
	2.11.	Inventories	F-1-18
	2.12.	Trade and other accounts receivable	F-1-18
	2.13.	Cash and cash equivalents	F-1-18
	2.14.	Capital	F-1-18
	2.15.	Trade and other accounts payables	F-1-18
	2.16.	Interest-bearing loans	F-1-19
	2.17.	Deferred taxes	F-1-19
	2.18.	Employee benefits	F-1-19
	2.19.	Provisions	F-1-20
	2.20.	Revenue recognition	F-1-20
	2.21.	Leases	F-1-21
	2.22.	Non-current assets (or disposal groups) classified as held for sale	F-1-21
	2.23.	Maintenance	F-1-21
	2.24.	Environment costs	F-1-21
3	Financial risk management		F-1-21
	3.1.	Financial risk factors	F-1-21
	3.2.	Capital risk management	F-1-29
	3.3.	Estimates of fair value	F-1-30
4	Accounting estimates and judgments		F-1-31
5	Segmental Information		F-1-32
6	Cash and cash equivalents		F-1-33
7	Financial instruments		F-1-34
	7.1.	Financial instruments by category	F-1-34
	7.2.	Financial instruments by currency	F-1-36
8	Trade, other accounts receivable and non-current accounts receivable		F-1-37
9	Accounts receivable from/payable to related entities		F-1-39
10	Inventories		F-1-40
11	Other financial assets		F-1-40
12	Other non financial assets		F-1-42
13	Non-current assets (or disposal groups) classified as held for sale		F-1-43
14	Investments in subsidiaries		F-1-44
15	Equity accounted investments		F-1-46
16	Intangible assets other than goodwill		F-1-47

Notes

Page
17	Goodwill	F-1-48
18	Property, plant and equipment	F-1-49
19	Income taxes	F-1-56
20	Other financial liabilities	F-1-59
21	Trade and other accounts payables	F-1-63
22	Other provisions	F-1-65
23	Other current non-financial liabilities	F-1-66
24	Employee benefits	F-1-67
25	Non-current accounts payable	F-1-68
26	Equity	F-1-69
27	Revenue	F-1-72
28	Costs and expenses by nature	F-1-73
29	Gains (losses) on the sale of non-current assets not classified as held for sale	F-1-74
30	Other income, by function	F-1-74
31	Foreign currency and exchange rate differences	F-1-75
32	Earnings per share	F-1-79
33	Contingencies	F-1-80
34	Commitments	F-1-86
35	Transactions with related parties	F-1-90
36	Share-based payments	F-1-92
37	The environment	F-1-93
38	Subsequent events	F-1-93
39	Business combinations	F-1-94

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	As of December 31, 2011	As of December 31, 2010
		ThUS$	ThUS$
ASSETS
Current Assets
Cash and cash equivalents	6 - 7	374,407	631,052
Other financial assets	7 - 11	227,803	245,451
Other non-financial assets	12	26,660	18,820
Trade and other accounts receivable	7 - 8	537,406	481,350
Accounts receivable from related entities	7 - 9	838	50
Inventories	10	72,787	53,193
Tax assets		98,789	97,656

Total current assets other than non-current assets (or disposal groups) classified as held for sale		1,338,690	1,527,572

Non-current assets (or disposal groups) classified as held for sale	13	4,661	5,497

Total current assets		1,343,351	1,533,069

Non-current Assets
Other financial assets	7 - 11	21,833	21,587
Other non-financial assets	12	58,163	32,508
Accounts receivable	7 - 8	7,491	7,883
Equity accounted investments	15	991	593
Intangible assets other than goodwill	16	64,923	45,749
Goodwill	17	163,777	157,994
Property, plant and equipment	18	5,927,982	4,948,430
Deferred tax assets	19	60,148	38,084

Total non-current assets		6,305,308	5,252,828

Total assets		7,648,659	6,785,897

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

F-1-1

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	As of December 31, 2011	As of December 31, 2010
		ThUS$	ThUS$
LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Other financial liabilities	7 - 20	582,257	542,624
Trade and other accounts payables	7 - 21	645,086	645,571
Accounts payable to related entities	7 - 9	367	184
Other provisions	22	7,363	753
Tax liabilities		29,369	15,736
Other non-financial liabilities	23	1,057,637	939,151

Total current liabilities		2,322,079	2,144,019

Non-current liabilities
Other financial liabilities	7 - 20	3,109,136	2,562,348
Accounts payable	7 - 25	354,930	425,681
Other provisions	22	22,385	32,120
Deferred tax liabilities	19	369,625	312,012
Employee benefits	24	13,132	9,657

Total non-current liabilities		3,869,208	3,341,818

Total liabilities		6,191,287	5,485,837

EQUITY
Share capital	26	473,907	453,444
Retained earnings	26	1,116,798	949,214
Other equity interests	26	8,492	5,463
Other reserves	26	(153,873)	(111,307)

Equity attributable to owners of the parent		1,445,324	1,296,814
Non-controlling interests		12,048	3,246

Total equity		1,457,372	1,300,060

Total liabilities and equity		7,648,659	6,785,897

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

F-1-2

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the year ended December 31,
	Note	2011	2010	2009
		ThUS$	ThUS$	ThUS$
Revenue	27	5,585,440	4,390,502	3,519,162
Cost of sales		(4,078,598)	(3,012,698)	(2,522,778)

Gross margin		1,506,842	1,377,804	996,384

Other income	30	132,804	132,826	136,351
Distribution costs		(479,829)	(383,517)	(326,964)
Administrative expenses		(405,716)	(331,831)	(269,588)
Other expenses		(214,411)	(172,428)	(100,483)
Other gains/(losses)		(33,039)	5,438	(11,728)
Financial income		14,453	14,946	18,183
Financial costs	28	(139,077)	(155,279)	(153,109)
Equity accounted earnings	15	458	132	315
Foreign exchange gains/(losses)	31	(256)	13,792	(11,237)
Result of indexation units		131	149	(605)

Income before taxes		382,360	502,032	277,519
Income tax expense	19	(61,789)	(81,107)	(44,487)

NET INCOME FOR THE YEAR		320,571	420,925	233,032

Income attributable to owners of the parent		320,197	419,702	231,126
Income attributable to non-controlling interests		374	1,223	1,906

Net income for the year		320,571	420,925	233,032

EARNINGS PER SHARE
Basic earnings per share (US$)	32	0.94335	1.23882	0.68221
Diluted earnings per share (US$)	32	0.94260	1.23534	0.68221

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

F-1-3

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year ended December 31,
	Note	2011	2010	2009
		ThUS$	ThUS$	ThUS$
NET INCOME		320,571	420,925	233,032
Components of other comprehensive income, before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	31	(10,864)	708	1,442

Other comprehensive income, before taxes, currency translation differences		(10,864)	708	1,442

Cash flow hedges
Gains (losses) on cash flow hedges before tax	20	(40,368)	(17,855)	252,508

Other comprehensive income, before taxes, cash flow hedges		(40,368)	(17,855)	252,508

Other components of other comprehensive income, before taxes		(51,232)	(17,147)	253,950

Income tax relating to other comprehensive income [abstract]
Income tax related to currency translation differences in other comprehensive income	19	1,846	(120)	1,008
Income tax related to cash flow hedges in other comprehensive income	19	6,862	3,035	(42,925)

Amount of income taxes related to components of other comprehensive income		8,708	2,915	(41,917)

Other comprehensive income		(42,524)	(14,232)	212,033

Total comprehensive income		278,047	406,693	445,065

Comprehensive income attributable to owners of the parent		277,631	405,549	441,977
Comprehensive income attributable to non-controlling interests		416	1,144	3,088

TOTAL COMPREHENSIVE INCOME		278,047	406,693	445,065

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

F-1-4

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Other reserves
	Note	Share capital	Other equity interests	Reserve for exchange on translation differences	Cash flow hedging reserve	Retained earnings	Equity attributable to owners of the parent	Non- controlling interests	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity previously reported January 1, 2011		453,444	5,463	(4,257)	(107,050)	949,214	1,296,814	3,246	1,300,060
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	26	—	—	—	—	320,197	320,197	374	320,571
Other comprehensive income		—	—	(9,060)	(33,506)	—	(42,566)	42	(42,524)

Total comprehensive income		—	—	(9,060)	(33,506)	320,197	277,631	416	278,047

Transactions with shareholders
Equity issuance	26-36	23,135	—	—	—	—	23,135	—	23,135
Dividends	26	—	—	—	—	(151,981)	(151,981)	—	(151,981)
Increase (decrease) through transfers and other changes, equity	26-36	(2,672)	3,029	—	—	(632)	(275)	8,386	8,111

Total transactions with shareholders		20,463	3,029	—	—	(152,613)	(129,121)	8,386	(120,735)

Closing balance as of December 31, 2010		473,907	8,492	(13,317)	(140,556)	1,116,798	1,445,324	12,048	1,457,372

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

F-1-5

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Other reserves
	Note	Share capital	Other equity interests	Currency translation reserve	Cash flow hedging reserve	Retained earnings	Equity attributable to owners of the parent	Non- controlling interests	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity previously reported January 1, 2010		453,444	2,490	(4,924)	(92,230)	740,047	1,098,827	7,099	1,105,926
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	26	—	—	—	—	419,702	419,702	1,223	420,925
Other comprehensive income		—	—	667	(14,820)	—	(14,153)	(79)	(14,232)

Total comprehensive income		—	—	667	(14,820)	419,702	405,549	1,144	406,693

Transactions with shareholders
Dividends	26	—	—	—	—	(210,406)	(210,406)	—	(210,406)
Increase (decrease) through transfers and other changes, equity	26-36	—	2,973	—	—	(129)	2,844	(4,997)	(2,153)

Total transactions with shareholders		—	2,973	—	—	(210,535)	(207,562)	(4,997)	(212,559)

Closing balance as of December 31, 2010		453,444	5,463	(4,257)	(107,050)	949,214	1,296,814	3,246	1,300,060

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

F-1-6

LAN AIRLINES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the year ended December 31,
	Note	2011	2010	2009
		ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		5,966,464	4,831,963	3,871,189
Other cash receipts from operating activities		52,012	46,336	40,319
Payments for operating activities
Payments to suppliers for goods and services		(4,286,394)	(3,058,168)	(2,475,716)
Payments to and on behalf of employees		(883,297)	(633,686)	(636,603)
Other payments for operating activities		(84,000)	(18,000)	(19,000)
Interest paid		(6,766)	(387)	—
Interest received		11,428	11,438	13,542
Income taxes refunded (paid)		626	(11,098)	10,304
Other cash inflows (outflows)		(7,499)	(43,061)	41,792

Net cash flows from operating activities		762,574	1,125,337	845,827

Cash flows used in investing activities
Cash flows from disposal of subsidiaries		47,337	1,491	1,568
Cash flows used for acquisition of subsidiaries		(3,541)	(12,000)	(921)
Cash flows used for in the purchase of non-controlling interests		—	—	(2,439)
Other cash receipts from sales of equity or debt instruments of other entities		9,201	12,915	8,743
Other payments to acquire equity or debt instruments of other entities		(72)	(60,000)	(58,983)
Amounts raised from sale of property, plant and equipment		93,787	577	10,777
Purchases of property, plant and equipment		(1,367,025)	(1,029,158)	(538,576)
Amounts raised from sale of intangible assets		6,189	—	—
Purchases of intangible assets		(27,615)	(19,236)	(12,888)
Dividends received		89	111	414
Interest received		2,848	4,048	2,637
Other cash inflows (outflows)		545	812	—

Net cash flow used in investing activities		(1,238,257)	(1,100,440)	(589,668)

Cash flows from (used in) financing activities
Amounts raised from issuance of shares		23,153	—
Amounts raised from long-term loans		969,252	687,792	671,425
Amounts raised from short-term loans		334,500	—	—
Loans Repayments		(883,402)	(554,539)	(261,705)
Payments of finance lease liabilities		(59,990)	(54,034)	(62,858)
Dividends paid		(192,133)	(155,407)	(139,937)
Interest paid		(119,086)	(128,722)	(129,323)
Other cash inflows (outflows)		146,849	80,181	21,588

Net cash flows from (used in) financing activities		219,143	(124,729)	99,190

Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		(256,540)	(99,832)	355,349
Effects of variation in the exchange rate on cash and cash equivalents		(105)	(613)	(24,824)

Net increase (decrease) in cash and cash equivalents		(256,645)	(100,445)	330,525
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6	631,052	731,497	400,972

CASH AND CASH EQUIVALENTS AT END OF YEAR	6	374,407	631,052	731,497

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements.

F-1-7

LAN AIRLINES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

NOTE 1 – GENERAL INFORMATION

Lan Airlines S.A. (the “Company” or “LAN”) is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Valparaíso Stock Exchange, the Chilean Electronic Exchange and the Santiago Stock Exchange; it is also quoted on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs). Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Colombia and Ecuador and a series of regional and international routes in America, Europe and Oceania. These businesses are performed directly or through its subsidiaries in different countries. In addition, the Company has subsidiaries operating in the freight business in Mexico, Brazil and Colombia.

On August 13, 2010, LAN Airlines S.A. and TAM S.A. (TAM) announced they have signed a non-binding Memorandum of Understanding (MOU) in which the companies agree to proceed with their intention of carrying out their operations jointly under one parent company, to be named LATAM Airlines Group. The proposed partnership of LAN with TAM would be within the world’s 10 largest airline groups. LATAM will provide transport services for passengers and cargo to more than 115 destinations in 23 countries, operating with a fleet of over 300 aircraft, with over 40,000 employees. Both airlines will continue operating independently with their current operating licenses and brands. Within the group, TAM will continue operating as a Brazilian company with its own structure. The current holding of LAN Airlines S.A. will operate as an independent business unit within the group. On October 20, 2010, LAN and TAM announced that the operating subsidiaries of TAM had presented the structure of the transaction to the Brazilian Civil Aviation Agency (ANAC), which was approved by this agency on March 1, 2011.

On January 18, 2011 the parties of the MOU (1) and Mrs. Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Olivera Amaro and Joao Francisco Amaro (“Amaro Family”), as the only shareholders of TEP, signed (a) an Implementation Agreement and (b) a binding Exchange Offer Agreement (“Contracts Signed”) containing the final terms and conditions of the proposed partnership between LAN and TAM.

(1) On August 13, 2010 LAN reported as a significant matter to the Superintendency of Securities and Insurance that LAN, Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A. (the last two, “Cueto subsidiaries”), TAM S.A. (“TAM”) and TAM Empreendimentos e Participacoes S.A. (“TEP”) signed a non-binding Memorandum of Understanding (“MOU”) for which the primary terms were outlined.

On September 21, 2011, the Court of Defense of Free Competition (“TDLC”) approved the merger between LAN and TAM, establishing fourteen mitigation measures. On October 3, 2011, LAN and TAM filed an appeal to the Supreme Court objecting three of the mitigation measures.

On December 21, 2011, the Board of LAN cited a special meeting of shareholders, citation was performed November 11, 2011, in which LAN shareholders approved, among others, the following matters:

(a) The merger of LAN with Sister Holdco S.A. and Holdco II S.A. and companies (the “Absorbed Companies”), two companies specially constituted for the purpose of the association between LAN and TAM;

(b)The change of name and the other transactions contemplated in contracts.

F-1-8

(c) The increase in capital by US$ 1,465,372,970.09 by issuing 147,355,882 common shares without par value of which:

(i) US$ 1,417,639,617.60 through the issue of 142,555,882 shares, which are intended to be exchanged for shares of the Absorbed Companies as a result of the proposed Merger, at a rate of 0.9 new shares of LAN for each share that is fully subscribed and paid for each of the absorbed companies, and that belongs to shareholders other than LAN. LAN shares that holds in the acquired companies at the time to perfect the Merger, shall have no effect;

(ii) US$ 47,733,352.49 through the issuance of 4,800,000 shares, which will go towards compensation plans for employees of the Company and its subsidiaries, as provided in Article 24 of the Corporations Law.

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur 901, Renca.

Corporate Governance practices of the Company are set in accordance with Securities Market Law 18,045 the Corporations Law 18,046 and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the U.S. Securities and Exchange Commission (SEC) with respect to the issuance of ADRs, and the Federal Republic of Brazil and the Comissão de Valores Mobiliários (“CVM”) of that country, as it pertains to the issuance of Brazilian Depositary Receipts (“BDRs”).

The Board of the Company is composed of nine members who are elected every two years by the ordinary shareholders meeting. The Board meets in regular monthly sessions and in extraordinary sessions as the corporate needs demand. Of the nine board members, three form part of its Directors’ Committee which fulfills both the role foreseen in the Corporations Law and the functions of the Audit Committee required by the Sarbanes Oxley Act of the United States of America and the respective regulations of the SEC.

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A. and Inversiones Nueva Costa Verde Aeronáutica Limitada, owns 33.91% of the shares issued by the Company, and is the controller of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that despite not meeting the majority of votes at shareholders’ meeting or having the power to elect a majority of the directors of the Company, there is a decisive influence in its administration.

As of December 31, 2011, the Company had a total of 1,682 registered shareholders, and 2.99% of the Company’s share capital was in the form of ADRs.

For the year ended December 31, 2011 the Company had an average of 20,870 employees, ending the year with a total of 21,838 people, with 4,170 in administration, 2,918 in maintenance, 6,194 in operations, 3,837 cabin crew, 1,969 pilots, and 2,750 in sales.

F-1-9

The significant operating subsidiaries included in these consolidated financial statements are as follows:

				As of December 31, 2011			As of December 31, 2010
Tax No.	Company	Country of origin	Functional Currency	Direct ownership interest	Indirect ownership interest	Total ownership interest	Direct ownership interest	Indirect ownership interest	Total ownership interest
				%	%	%	%	%	%
96.518.860-6	Lantours Division de Servicios Terrestres S.A. (*)	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	99.0100	0.9900	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Lan Peru S.A.	Peru	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
Foreign	Lan Chile Investments Limited and Subsidiaries	Caymán Islands	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.634.020-7	Ediciones Ladeco América S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Aircraft International Leasing Limited	U.S.A	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.801.150-2	Blue Express INTL S.A. and Subsidiary	Chile	CLP	0.0000	0.0000	0.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	CLP	99.7100	0.0000	99.7100	99.7100	0.0000	99.7100

(*)	Comercial Masterhouse S.A., in July 2010, changed its name to Lantours División de Servicios Terrestres S.A.

F-1-10

Additionally, the Company has proceeded to consolidate certain special purpose entities according to standards issued by the Standing Interpretations Committee of the International Accounting Standards: Consolidation – Special Purpose Entities (“SIC 12”) and private investment funds in which the parent company and subsidiaries are contributors.

All the entities controlled have been included in the consolidation.

Changes in the scope of consolidation between January 1, 2010 and December 31, 2011, are detailed below:

(1)	Incorporation or acquisition of companies

•	Florida West Technical Services LLC., direct subsidiary of Prime Airport Services S.A., in April 2010, changed its name to Lan Cargo Repair Station, LLC.

•

Aerovías de Integración Regional, AIRES S.A., indirect subsidiary of Lan Pax Group S.A., in November 2010, was acquired through the purchase of companies Akemi Holdings S.A. and Saipan Holdings S.A. (See Note 39)

•	AEROASIS S.A., direct subsidiary of Lan Pax Group S.A, was acquired in February 2011. (See Note 39)

(2)	Disposal of companies

•	Blue Express INTL Ltda. and subsidiary, direct subsidiary of Lan Cargo S.A., were sold according to a purchase agreement signed on April 6, 2011.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Preparation

The consolidated financial statements of Lan Airlines S.A. are for the year ended December 31, 2011 and have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRIC interpretations.

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

F-1-11

(a) At the date of these consolidated financial statements, the following accounting pronouncements were adopted by the Company, with application effective as of January 1, 2011:

Standards and amendments	Mandatory application: annual periods beginning on or after
Amendment to IAS 32: Financial instruments: Presentations	02/01/2010
IFRS 3 revised: Business combinations	07/01/2010
Amendment to IAS 27: Consolidated and separate financial statements	07/01/2010
IFRS 1: First-time adoptions	07/01/2010
Amendment to IFRS 1: First-time adoptions	07/01/2011
IFRS 7: Financial instruments: Disclosures	01/01/2010
Amendment to IFRS 7: Financial Instruments: Disclosures	07/01/2011
Amendment to IAS 34: Interim financial reporting	01/01/2011
Amendment to IAS 1: Presentation of financial statements	01/01/2011
IAS 24 revised: Related party disclosures	01/01/2011

Interpretation	Mandatory application: annual periods beginning on or after
IFRIC 19: Extinguishing financial liabilities with equity Instruments	07/01/2010
Amendment to IFRIC 13: Customer loyalty programs	01/01/2011
Amendment to IFRIC 14: Pre-payments of a minimum funding requirement	01/01/2011

The adoption of the standards, amendments and interpretations described above have not had a significant impact on the Company’s consolidated financial statements.

(b) Accounting pronouncements with applications effective as of January 1, 2012 and following:

Standards and amendments	Mandatory application: annual periods beginning on or after
Amendment to IAS 12: Income taxes	01/01/2012
Amendment to IAS 1: Presentation of financial statements	07/01/2012
IAS 28: Investments in associates and joint ventures	01/01/2013
IAS 27: Separate financial statements	01/01/2013
IFRS 10: Consolidated financial statements	01/01/2013
IFRS 11: Joint arrangements	01/01/2013
IFRS 12: Disclosures of interests in other entities	01/01/2013
IFRS 13: Fair value measurement	01/01/2013
Amendment to IAS 19: Employee benefits	01/01/2013
IFRS 9: Financial instruments	01/01/2015

Interpretation	Mandatory application: annual periods beginning on or after
IFRIC 20: Stripping costs in the production phase of mine	01/01/2013

The Company’s management believes that the adoption of the standards, amendments and interpretations described above would not have had a significant impact on the Company’s consolidated financial statements in the year of their first application. The Company has not early adopted any of the above standards.

F-1-12

2.2.	Consolidation

(a) Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled.

The Company uses the acquisition-cost method or purchase accounting for the purchase of subsidiaries. The cost of acquisition is the fair value of the assets delivered, the equity instruments issued and the liabilities incurred or assumed on the exchange date. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially valued at their fair value on the date of acquisition, regardless of the extent of the non-controlling interests. The excess of the acquisition cost over the fair value of the Company’s holding in the net identifiable assets acquired is shown as goodwill. If the cost is less than the fair value of the net assets of the acquired subsidiary, the difference is recorded directly in the consolidated statement of income (Note 2.6).

Inter-company transactions, balances and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

(b) Transactions with non-controlling interests

The Company applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c) Investees or associates

Investees or associates are all entities over which Lan Airlines S.A. and Subsidiaries have a significant influence but has no control, this usually arises from a holding of between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recorded at their cost.

The participation of Lan Airlines S.A. and Subsidiaries in the losses or gains after the acquisition of its investees or associates is shown in results, and its participation in post acquisition movements in reserves of investees or associates are shown in reserves.

Post-acquisition movement is adjusted against the carrying amount of the investment. When the participation of Lan Airlines S.A. and Subsidiaries in the losses of an investee or associate is equal to or more than its holding in it, including any other non guaranteed account receivable, Lan Airlines S.A. and Subsidiaries will not show the additional losses unless it has incurred obligations or made payments on behalf of the investee or associate.

Gains or losses for dilution in investees or associates are shown in the consolidated statement of income.

F-1-13

2.3.	Foreign currency transactions

(a) Presentation and functional currencies

The items included in the financial statements of each of the entities of Lan Airlines S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of Lan Airlines S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of Lan Airlines S.A. and Subsidiaries.

(b) Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income.

(c) Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyper- inflationary economy) that have a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i)	Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)	The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates,

(iii)	All the resultant exchange differences are shown as a separate component in net equity.

In the consolidation, exchange differences arising from the translation of a net investment in foreign entities (or local with a functional currency different to that of the parent), and of loans and other foreign currency instruments designated as hedges for these investments, are recorded within net equity. When the investment is sold, these exchange differences are shown in the consolidated statement of income as part of the loss or gain on the sale.

Adjustments to the goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate.

2.4.	Property, plant and equipment

The land of Lan Airlines S.A. and Subsidiaries is recognized at cost less any accumulated impairment loss. The rest of the property, plant and equipment is shown, initially and subsequently, at historic cost less the corresponding depreciation and any impairment loss, except for certain land and minor equipment that are reassessed at first adoption, according to IFRS.

The amounts of advance payments to aircraft manufacturers are capitalized by the Company under Construction in progress until receipt of the aircraft.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated

F-1-14

with the elements of property, plant and equipment are going to flow to the Company and the cost of the element can be determined reliably. The value of the component replaced is written off in the books at the time of replacement. The rest of the repairs and maintenance are charged to the results of the year in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and useful life of assets are reviewed, and adjusted if necessary, once per year.

When the carrying amount of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount (Note 2.8).

Losses and gains on the sale of property, plant and equipment are calculated by comparing the proceeds obtained with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets

Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. Certain costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible assets when they have met all the criteria for capitalization. The direct costs include the expenses of the personnel who develop the computer software and other costs directly associated.

Development costs of computer software shown as assets are amortized over their estimated useful lives.

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually and when there are indications that the carrying value may not be recoverable. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are charged to income and expenses.

2.8.	Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment losses. Assets subject to amortization are subjected to

F-1-15

impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are subjected to a test once per year to check that there has been no reversal of the loss.

2.9.	Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss, loans and accounts receivable and financial assets held to maturity. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, which occurs on the date of transaction.

(a) Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading and those which have been designated as at fair value through profit or loss in their initial classification. A financial asset is classified in this category if acquired mainly for the purpose of being sold in the near future or when these assets are managed and measured using fair value. Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as cash and cash equivalents, held for trading, and other financial assets, designated on initial recognition.

(b) Loans and accounts receivable

Loans and accounts receivable are non-derivative financial instruments with fixed or determinable payments not traded on an active market. These items are classified in current assets except for those with maturity over 12 months from the date of the consolidated statement of financial position, which are classified as non-current assets. Loans and accounts receivable are included in trade and other accounts receivable in the consolidated statement of financial position (Note 2.12).

(c) Financial assets held to maturity

Financial assets held to maturity are non-derivative financial instruments with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and capacity to hold until their maturity. Should the Company sell a not-insignificant amount of the financial assets held to their maturity, the whole category is reclassified as available for sale. These financial instruments held to maturity are included in non-current assets, except for those maturity equal to or less than 12 months from the consolidated statement of financial position, which are classified as other current financial assets.

Regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest rate method. Held to maturity investments are carried at amortized cost using the effective interest rate.

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At the date of each consolidated statement of financial position, the Company assesses if there is objective evidence that a financial asset or group of financial assets may have suffered an impairment loss. For the case of financial assets held to maturity, if there is any evidence of impairment, the amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate.

2.10.	Derivative financial instruments and hedging activities

Derivatives are booked initially at fair value on the date the derivative contracts are signed and later they continue to be valued at their fair value. The method for booking the resultant loss or gain depends on whether the derivative has been designated as a hedging instrument and if so, the nature of the item hedged. The Company designates certain derivatives as:

(a) Hedge of the fair value of recognized assets (fair value hedge);

(b) Hedge of an identified risk associated with a recognized liability or an expected highly-probable transaction (cash-flow hedge), or

(c) Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as an other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as other financial assets or liabilities, current in the case that their remaining maturity is less than 12 months and non-current in the case that it is more than 12 months.

(a) Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under Other gains (losses).

In the case of variable interest-rate hedges, the amounts recognized in the statement of other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

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When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of other comprehensive income until that moment remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as Other gains (losses).

(c) Derivatives not booked as a hedge

Certain derivatives are not booked as a hedge. The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in Other gains (losses).

2.11.	Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method. The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12.	Trade and other accounts receivable

Trade accounts receivable are shown initially at their fair value and later at their amortized cost in accordance with the effective interest rate method, less the allowance for impairment losses. An allowance for impairment loss of trade accounts receivable is made when there is objective evidence that the Company will not be able to recover all the amounts due according to the original terms of the accounts receivable.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor is entering bankruptcy or financial reorganization and the default or delay in making payments are considered indicators that the receivable has been impaired. The amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced by the amount of the allowance and the loss is shown in the consolidated statement of income in Cost of sales. When an account receivable is written off, it is charged to the allowance account for accounts receivable.

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and easily liquidated investments.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds obtained.

2.15.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost and are valued according to the method of the effective interest rate.

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2.16.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17.	Deferred taxes

Deferred taxes are calculated on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the end of the reporting period, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognised when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

The Company does not record deferred tax on temporary differences arising on investments in subsidiaries and associates, provided that the opportunity to reverse the temporary differences is controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

2.18.	Employee benefits

(a) Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b) Share-based compensation

The compensation plans implemented by the granting of options for the subscription and payment of shares are shown in the consolidated financial statements in accordance with IFRS 2: Share based payments, showing the effect of the fair value of the options granted as a charge to remuneration on a straight-line basis between the date of granting such options and the date on which these become vested.

(c) Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the actuarial value of the accrued cost, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in results for the year when they occur.

(d) Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

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2.19.	Provisions

Provisions are recognised when:

(i)	The Company has a present legal or implicit obligation as a result of past events.

(ii)	It is probable that some payment is going to be necessary to settle an obligation, and

(iii)	The amount has been reliably estimated.

Provisions are shown at the present value of the disbursements expected to be necessary for settling the obligation using the Company’s best estimates. The pre-tax discount rate used for determining the present value reflects current market evaluations on the date of the consolidated financial statements, time value of money, as well as the specific risks related to the liability in question.

2.20.	Revenue recognition

Revenues include the fair value of the proceeds received or to be received on sales of goods and rendering services in the ordinary course of the Company’s business. Revenues are shown net of refunds, rebates and discounts.

(a) Rendering of services

(i)	Passenger and cargo transport

The Company shows revenue from the transportation of passengers and cargo once the service has been provided.

(ii)	Frequent flyer program

The Company currently has a frequent flyer program called Lan Pass, whose objective is customer loyalty through the delivery of kilometers fly with the Company or its alliance partners in certain flights, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers earned can be exchanged for flight tickets or other services of associated entities.

The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers accumulated pending use at that date, in accordance with IFRIC 13: Customer loyalty programs.

(iii)	Other revenues

The Company records revenues for other services when these have been provided.

(b) Interest income

Interest income is booked using the effective interest rate method.

(c) Dividend income

Dividend income is booked when the right to receive the payment is established.

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2.21.	Leases

(a) When the Company is the lessee – financial lease

The Company leases certain property, plant and equipment in which it has substantially all the risk and benefits deriving from the ownership; they are therefore classified as financial leases. Financial leases are capitalized at the start of the lease at the lower of the fair value of the asset leased and the present value of the minimum lease payments.

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in Other financial liabilities. The element of interest in the financial cost is charged to the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each year. The asset acquired under a financial lease is depreciated over its useful life and is included in Property, plant and equipment.

(b) When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.22.	Non-current assets (or disposal groups) classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

The costs incurred for scheduled major maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to its use expressed in terms of cycles and flight hours.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24. Environmental	costs

Disbursements related to environmental protection are charged to results when incurred.

NOTE 3 – FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company’s activities are exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on the net margin. The Company uses derivatives to hedge part of these risks.

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(a) Market risk

Due to the nature of its operations, the Company is exposed to market risks such as:

(i) fuel-price risk, (ii) interest-rate risk, and (iii) local exchange-rate risk. In order to fully or partially hedge all of these risks, the Company operates with derivative instruments to fix or limit rises in the underlying assets.

(i)	Fuel-price risk:

Fluctuations in fuel prices largely depend on the global supply and demand for oil, decisions taken by Organization of Petroleum Exporting Countries (“OPEC”), global refining capacity, stock levels maintained, and weather and geopolitical factors.

The Company purchases an aircraft fuel called Jet Fuel grade 54. There is a benchmark price in the international market for this underlying asset, which is US Gulf Coast Jet 54. However, the futures market for this asset has a low liquidity index and as a result the Company hedges its exposure using West Texas Intermediate (“WTI”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and are highly liquid assets and therefore have advantages in comparison to the use of the U.S. Gulf Coast Jet 54 index.

During 2011, the Company booked gains of US$ 39.9 million on fuel hedging. During 2010, the Company recognized gains of US$ 1.0 million for the same reason.

At December 31, 2011, the market value of its fuel positions amounted to US$ 30.6 million (positive). At December 31, 2010, this market value was US$ 45.8 million (positive). The following tables show the notional value of the purchase positions together with the derivatives contracted for the different years:

Positions as of December 31, 2011 (*)	Maturities
	Q112	Q212	Q312	Total
Volume (thousands of barrels WTI)	1,800	1,134	693	3,627
Contracted future price (US$ per barril)(**)	95	92	89	93

Total (ThUS$)	171,000	104,328	61,677	337,311

Approximate percentage of hedge (of expected consumption value)	50%	33%	19%	34%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options). The contracted future price considers the volume covered with swaps in addition to options that are expected to be exercised.
(**)	Weighted average between collars and asset options

Positions as of December 31, 2010	Maturities
	Q111	Q211	Q311	Q411	Total
Volume (thousands of barrels WTI)	1,848	918	687	324	3,777
Contracted future price (US$ per barril)(*)	82	81	84	90	83

Total (ThUS$)	151,536	74,358	57,708	29,160	313,491

Approximate percentage of hedge (of expected consumption value)	54%	27%	19%	8%	26%

(*)	Weighted average between collars and asset options

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Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, this drop also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

As the current positions do not represent changes in cash flows, but a variation in the exposure to the market value, the current hedge positions have no impact on income (they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity).

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the third quarter of 2012. The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the WTI crude futures benchmark price at December 31, 2011 and the end of December 31, 2010.

Bench marck price (US$ per barrel)	Positions as of December 31, 2011 effect on equity (millions of US$)	Positions as of December 31, 2010 effect on equity (millions of US$)
+5	+16.5	+16.7
-5	-13.8	-15.7

The Company seeks to reduce the risk of fuel price rises to ensure it is not left at a disadvantage compared to its competitors in the event of a sharp price fall. The Company therefore uses hedge instruments like swaps, call options and collars to partially hedge the fuel volumes consumed.

According to the requirements of IAS 39, during the presented years, the Company has not recorded amounts for ineffectiveness in the consolidated income statement.

Given the fuel hedge structure during 2011, which considers a hedge-free portion, a vertical fall by US$ 5 in the WTI benchmark price (the monthly daily average), would have meant a decrease of approximately US$ 42.5 million in the cost of total fuel consumption for the same period. For the same year, a vertical rise by US$ 5 in the WTI benchmark price (the monthly daily average) would have meant an impact of approximately US$ 39.5 million of increased fuel costs for the same period.

(ii) Cash flow interest-rate risk:

The fluctuation in interest rates depends heavily on the state of the global economy. An improvement in long-term economic prospects moves long-term rates upward while a drop causes a decline through market effects. However, if we consider government intervention in periods of economic recession, it is usual to reduce interest rates to stimulate aggregate demand by making credit more accessible and increasing production (in the same way interest rates are raised in periods of economic expansion). The present uncertainty about how the market and governments will react, and thus how interest rates will change, creates a risk related to the Company’s debt at floating interest rates and its investments.

Cash flow interest rate risk equates to the risk of future cash flows of the financial instruments due to the fluctuation in interest rates on the market. The Company’s exposure to risks of changes in market interest rates is mainly related to long-term obligations with variable interest rates.

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In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts in order to eliminate more than 82% of its exposure to interest-rate fluctuations. The Company is therefore exposed to a small portion of the fluctuations in the 90 days, 180 days and 360 days London Inter Bank Offer Rate (LIBOR).

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

Increase (decrease) in libor 3 months	Positions as of December 31, 2011 effect on pre-tax earnings (millions of US$)	Positions as of December 31, 2010 effect on pre-tax earnings (millions of US$)
+100 basis points	-3.06	-1.18
-100 basis points	+3.06	+1.18

Changes in market conditions produce a change in the valuation of current financial instruments hedging interest rates, causing an effect on the Company’s equity (because they are booked as cash-flow hedges). These changes are considered reasonably possible based on current market conditions. The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve.

Increase (decrease) futures curve in libor 3 months	Positions as of December 31, 2011 effect on equity (millions of US$)	Positions as of December 31, 2010 effect on equity (millions of US$)
+100 basis points	40.70	42.39
-100 basis points	(43.20)	(45.35)

There are limitations in the method used for the sensitivity analysis and relate to those provided by the market because the levels indicated by the futures curves are not necessarily met and will change in each year.

In accordance with the requirements of IAS 39, during the year presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement.

(iii) Local exchange-rate risk:

The functional currency used by the parent Company is the US dollar in terms of setting prices for its services, the composition of its statement of financial position and effects on its operating income. The Company sells most of its services in US dollars or prices equivalent to the US dollar, and a large part of its expenses are denominated in US dollars or equivalents to the US dollar, particularly fuel costs, aeronautic charges, aircraft leases, insurance and aircraft components and accessories. Remuneration expenses are denominated in local currencies.

The Company maintains its cargo and passenger business tariffs in US dollars. There is a mix in the domestic markets as sales in Peru are in local currency but the prices are indexed to the US dollar. In Chile and Argentina, tariffs are in local currency without any kind of indexation. In the case of the domestic business in Ecuador, both tariffs and sales are in US dollar. The Company is therefore exposed to fluctuations in the different currencies, mainly: Chilean peso, Argentine peso, Uruguayan peso, Euro, Peruvian sol, Brazilian real, Colombian peso, Australian dollar and New Zealand dollar; of these, the largest exposure is in Chilean pesos.

The Company manages its exposure to foreign currency risk through hedging selected balances using forward exchange contracts and cross currency swaps.

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(b) Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

(i) Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as cash and cash equivalents and as investments held to maturity.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii) Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by IATA (International Air Transport Association), international organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (BSP), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal

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classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater. The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c) Liquidity risk

Liquidity risk represents the risk that the Company has no funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs related to market-risk hedges, the Company requires liquid funds to meet its payment obligations.

The Company therefore manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The Company’s policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

The Company has future obligations related to financial leases, operating leases, maturities of other bank borrowings, derivative contracts and aircraft purchase contracts.

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Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2011

Class of Liability	Debtor Tax No.	Debtor	Debtor country	Creditor Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Amorti- zation	Effective rate	Nominal value	Nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Guaranteed obligations	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A.	US $	4,025	12,076	32,192	32,213	60,438	140,944	Quarterly	5.69%	113,193	5.01%
		Lan Airlines S.A.	Chile	0-E	CREDITEAGRICOLE	France	US $	21,249	61,560	67,744	33,826	7,228	191,607	Quarterly	4.05%	182,041	4.05%
		Lan Airlines S.A.	Chile	0-E	PEFCO	U.S.A.	US $	15,633	46,900	125,060	106,833	124,408	418,834	Quarterly	5.18%	354,360	4.61%
		Lan Airlines S.A.	Chile	0-E	BNP PARIBAS	U.S.A.	US $	19,616	59,263	15 9,420	161,548	252,865	652,712	Quarterly	4.27%	557,517	3.81%
		Lan Airlines S.A.	Chile	0-E	WELLS FARGO	U.S.A.	US $	5,615	16,828	44,837	44,7 49	113,352	225,381	Quarterly	3.64%	188,942	3.53%
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	13,585	41,065	110,232	111,306	290,463	566,651	Quarterly	2.94%	497,707	2.61%
		Lan Airlines S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	5,436	16,577	44,721	45,461	143,675	255,870	Quarterly	1.14%	239,882	1.01%
		Lan Airlines S.A.	Chile	0-E	JP MORGAN	U.S.A.	US $	4,692	14,32 9	38,755	39,580	143,763	241,119	Quarterly	1.09%	226,295	0.94%
		Lan Airlines S.A.	Chile	0-E	BTMU	U.S.A.	US $	2,227	6,817	18,434	18,807	69,085	115,370	Quarterly	1.41%	105,863	1.26%
		Lan Airlines S.A.	Chile	0-E	APPLEBANK	U.S.A.	US $	757	2,330	6,322	6,469	23,952	39,830	Quarterly	1.37%	36,541	1.22%
Financial leases	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A.	US $	7,332	21,559	43,281	39,703	9,324	121,199	Quarterly	3.94%	110,576	3.73%
		Lan Airlines S.A.	Chile	0-E	CREDITEAGRICOLE	France	US $	2,311	7,020	20,099	20,901	35,093	85,424	Quarterly	1.46%	79,428	1.46%
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	1,809	6,140	19,663	—	—	27,612	Quarterly	1.85%	26,426	1.82%
		Lan Airlines S.A.	Chile	0-E	S.CHARTERED	U.S.A.	US $	1,773	5,435	7,538	—	—	14,746	Quarterly	1.56%	14,481	1.56%
		Lan Airlines S.A.	Chile	0-E	PEFCO	U.S.A.	US $	4,204	12,617	33,636	33,629	14,736	98,822	Quarterly	5.22%	85,948	4.68%
Bank loans	89.862.200–2	Lan Airlines S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	—	12,704	—	—	—	12,704	Semiannual	2.35%	12,500	2.35%
		Lan Airlines S.A.	Chile	97.004.000-5	BANCODECHILE	Chile	US $	292	30,291	—	—	—	30,583	Semiannual	1.91%	30,000	1.91%
		Lan Airlines S.A.	Chile	97.006.000-6	BCI	Chile	US $	50,187	—	—	—	—	50,187	Quarterly	1.51%	50,000	1.51%
		Lan Airlines S.A.	Chile	97.030.000-7	ESTADO	Chile	US $	—	876	45,532	—	—	46,408	Semiannual	1.82%	44,848	1.81%
		Lan Airlines S.A.	Chile	97.032.000-8	BBVA	Chile	US $	—	61,297	—	—	—	61,297	Anual	2.21%	60,000	2.13%
Other loans	89.862.200–2	Lan Airlines S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	1,145	2,314	203,779	—	—	207,238	—	2.55%	202,899	2.55%
		Lan Airlines S.A.	Chile	0-E	BOEING	U.S.A.	US $	—	5,884	271,307	—	—	277,191	—	1.87%	269,965	1.87%
		Lan Airlines S.A.	Chile	—	OTHERS	—	US $	—	—	31,081	31,006	—	62,087	Quarterly	2.43%	58,960	2.43%
Derivatives	89.862.200-2	Lan Airlines S.A.	Chile	—	OTHERS	—	US $	10,191	28,940	70,303	41,382	8,62 0	159,436	—	—	154,410	—
Non-hedging derivatives	89.862.200-2	Lan Airlines S.A.	Chile	—	OTHERS	—	US $	1,357	3,896	8,998	1,586	—	15,837	—	—	15,380	—
Accounts payable and	—	Lan Airlines S.A.
Other accounts payables		and subsidiaries	Several	—	sundry	—	US $	411,908	25,920	—	—	—	437,828	—	—	437,828	—
							CLP	15,408	—	—	—	—	15,408	—	—	15,408	—
							Others	78,245	—	—	—	—	78,245	—	—	78,245	—
Accounts payable, non-current	—	Lan Airlines S.A. and subsidiaries	Several	—	sundry	—	US $	—	—	36,000	—	—	36,000	—	—	36,000	—
Accounts payable Related parties	—	Lan Airlines S.A. and subsidiaries	Several	96.847.880-K	LufthansaLan Technical Training S.A.	—	US $	147	—	—	—	—	147	—	—	147	—
			Several	96.921.070-3	Austral sociedad
					Concesionaria S.A.	—	CLP	2	—	—	—	—	2	—	—	2	—
			Several	78.591.370-1	Bethia S.A. and subsidiaries	—	C LP	116	—	—	—	—	116	—	—	116	—
			Several	Foreing	Inversora Aeronaútica
					Argentina	—	US $	102	—	—	—	—	102	—	—	102	—

Total								679,364	502,638	1,438,934	768,999	1,297,002	4,686,937			4,286,010

F-1-27

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2010

Class of Liability	Debtor Tax No.	Debtor	Debtor country	Creditor Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Amorti- zation	Effective rate	Nominal value	Nominal rate
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	ThUS$	%
Guaranteed obligations	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A.	US $	7,425	22,305	53,471	47,128	93,325	223,654	Quarterly	5.19%	181,029	4.69%
		Lan Airlines S.A.	Chile	0-E	CALYON	France	US $	21,045	63,352	130,785	39,186	20,916	275,284	Quarterly	4.47%	256,417	4.47%
		Lan Airlines S.A.	Chile	0-E	PEFCO	U.S.A.	US $	19,838	59,513	158,688	149,595	209,374	597,008	Quarterly	5.16%	497,692	4.60%
		Lan Airlines S.A.	Chile	0-E	BNPPARIBAS	U.S.A.	US $	22,831	68,726	184,673	186,931	385,438	848,599	Quarterly	4.49%	707,306	4.00%
		Lan Airlines S.A.	Chile	0-E	WELLSFARGO	U.S.A.	US $	5,626	16,842	44,872	44,796	135,714	247,850	Quarterly	3.64%	204,392	3.53%
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	8,984	27,039	72,767	73,806	206,771	389,367	Quarterly	3.93%	326,235	3.48%
		Lan Airlines S.A.	Chile	0-E	SANTANDER	Spain	US $	2,919	8,859	24,242	25,206	95,708	15 6,934	Quarterly	0.95%	14 8,741	0.83%
Financial leases	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A.	US $	3,899	11,685	30,440	25,695	11,675	83,394	Quarterly	4.08%	77,096	3.71%
		Lan Airlines S.A.	Chile	0-E	CALYON	France	US $	2,249	6,786	18,376	22,613	43,431	93,455	Quarterly	1.27%	87,337	1.27%
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A.	US $	1,692	5,24 9	26,758	—	—	33,699	Quarterly	1.32%	32,921	1.27%
		Lan Airlines S.A.	Chile	0-E	S.C HARTERED	U.S.A.	US $	3,858	11,87 3	14,628	—	—	30,359	Quarterly	1.28%	29,864	1.25%
Bank loans	89.862.200-2	Lan Airlines S.A.	Chile	0-E	SANTANDERMADRID	Spain	US $	—	26,125	12,726	—	—	38,851	Quarterly	3.64%	37,500	3.55%
Bank loans	89.862.200-2	Lan Airlines S.A.	Chile	97.023.000-9	CORPBANCA	Chile	CLP	13,479	13,158	12,713	—	—	39,350	Semiannual	6.53%	36,858	6.44%
		Lan Airlines S.A.	Chile	76.645.030-K	ITAU	Chile	CLP	—	21,653	10,332	—	—	31,985	Semiannual	6.67%	29,967	6.60%
		Lan Airlines S.A.	Chile	97.006.000-6	BCI	Chile	CLP	—	38,14 4	18,188	—	—	56,332	Semiannual	6.71%	52,723	6.63%
		Lan Airlines S.A.	Chile	97.030.000-7	ESTADO	Chile	CLP	—	47,521	22,666	—	—	70,187	Semiannual	6.65%	65,704	6.59%
		Aires S.A.	Colombia	0-E	HELM	Colombia	COP	3,944	—	—	—	—	3,944	30 days	3.37%	3,936	3.37%
Other loans	89.862.200-2	Lan Airlines S.A.	Chile	0-E	SANTANDERMADRID	Spain	US $	586	1,587	72,962	—	—	75,135	—	3.29%	72,962	3.29%
		Lan Airlines S.A.	Chile	0-E	BOEING	U.S.A.	US $	1,862	1,207	106,665	—	—	109,734	—	2.04%	106,209	2.04%
Derivatives	89.862.200-2	Lan Airlines S.A.	Chile	—	OTHERS	—	US $	6,018	22,331	61,273	24,643	4,751	119,016	—	—	115,189	—
Non-hedging derivatives	89.862.200-2	Lan Airlines S.A.	Chile	—	OTHERS	—	US $	1,461	4,239	9,891	5,608	—	21,199	—	—	20,703	—
Accounts payable and other accounts payables	—	Lan Airlines S.A. and subsidiaries	Several	—	Sundry	—	US $	277,327	26,002	—	—	—	303,329	—	—	303,329	—
							CLP	28,058	—	—	—	—	28,058	—	—	28,058	—
							Others	169,307	—	—	—	—	169,307	—	—	169,307	—
Accounts payable, non-current	—	Lan Airlines S.A. and subsidiaries	Several	—	Sundry	—	US $	—	—	54,000	—	—	54,000	—	—	54,000	—
Accounts payable related parties	—	Lan Airlines S.A. and subsidiaries	Several	96.847.880-k	Luf thansaLa n Technical trainings.	—	US $	110	—	—	—	—	110	—	—	110	—
							CLP	74	—	—	—	—	74	—	—	74	—

Total								602,592	504,196	1,141,116	645,207	1,207,103	4,100,214			3,645,659

F-1-28

The Company has fuel and interest rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2010, the Company had provided US$ 78.5 million in derivative margin guarantees, for cash and stand-by letters of credit. At the end of December 31, 2011, the Company had provided US$ 117.2 million in guarantees for cash and stand-by letters of credit. The increase was due to the maturity and acquisition of fuel and interest rate contracts, rising fuel prices and falling interest rates.

3.2.	Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to safeguard it in order to continue as an on-going business, (ii) to seek a return for its shareholders, and (iii) to maintain an optimum capital structure and reduce its costs.

In order to maintain or adjust the capital structure, the Company may adjust the amount of the dividends payable to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Company monitors the adjusted leverage ratio, in line with industry practice. This index is calculated as net adjusted debt divided by the sum of adjusted equity and net adjusted debt. Net adjusted debt is total financial debt plus 8 times the operating lease payments of the last 12 months, less total cash (measured as the sum of cash and cash equivalents plus marketable securities). Capital is the amount of net equity without the impact of the market value of derivatives, plus net adjusted debt.

Currently the Company’s strategy, which has not changed since 2007, has consisted of maintaining a leverage ratio of between 70% and 80% and an international credit rating of higher than BBB- (the minimum required for being considered investment grade). The leverage ratios as of December 31, 2011, and December 31, 2010, were as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Total financial loans	3,788,272	3,259,666
Last twelve months Operating lease payment x8	1,393,576	788,704
Less:
Cash and marketable securities	(472,499)	(737,093)

Total net adjusted debt	4,709,349	3,311,277

Net Equity	1,445,324	1,296,814
Cash flow hedging reserve	140,556	107,050

Adjusted equity	1,585,880	1,403,864

Total adjusted debt and equity	6,295,229	4,715,141

Adjusted leverage	74.8%	70.2%

F-1-29

3.3.	Estimates of fair value

At December 31, 2011, the Company maintained financial instruments that should be recorded at fair value. These include:

Investments in short-term Mutual Funds (cash equivalent),

Interest rate derivative contracts,

Fuel derivative contracts,

Currency derivative contracts, and

Private investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the year using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at year end.

The following table shows the classification of financial instruments at fair value at December 31, 2011 depending on the level of information used in the assessment:

	Fair value At December 31, 2011	Fair value measurements using values considered as
		Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Short-term mutual funds	156,334	156,334	—	—
Fair value of interest rate derivatives	73	—	73	—
Fair value of fuel derivatives	30,615	—	30,615	—
Fair value of foreign currency derivatives	631	—	631
Private investment funds	60,733	60,733	—	—
Liabilities
Fair value of interest rate derivatives	159,436	—	159,436	—
Fair value of foreign currency derivatives	884	—	884	—
Interest rate derivatives not accounted for as hedging instruments	14,766	—	14,766	—

F-1-30

Additionally, at December 31, 2011, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2011		As of December 31, 2010
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents
Cash on hand	4,605	4,605	3,857	3,857
Bank balance	17,013	17,013	24,432	24,432
Time Deposits	196,455	196,455	406,143	406,143
Other financial assets
Domestic and foreign bonds	37,359	40,250	47,184	50,294
Other financial assets	120,225	120,225	80,836	80,836
Trade and other accounts receivable non-current	544,897	544,897	489,233	489,233
Accounts receivable from related entities	838	838	50	50
Other financial liabilities	3,516,307	3,665,661	2,945,294	2,969,939
Trade and other accounts payables,	531,481	531,481	500,694	500,694
Accounts payable to related entities	367	367	184	184
Accounts payable, non-current	307,965	307,965	368,372	368,372

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments. In the case of other financial assets, the valuation was performed according to market prices at year end.

NOTE 4 – ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and book some of the assets, liabilities, revenues, expenses and commitments; these relate principally to:

(a)	The evaluation of possible impairment losses for certain assets.

(b)	The useful lives and residual values of fixed and intangible assets.

(c)	The criteria employed in the valuation of certain assets.

(d)	Air tickets sold that are not actually used.

(e)	The calculation of deferred income at the year end, corresponding to the valuation of kilometers credited to holders of the Lan Pass loyalty card which have not yet been used.

(f)	The need for provisions and where required, the determination of their values.

(g)	The recoverability of deferred tax assets.

These estimates are made on the basis of the best information available on the matters analyzed.

In any case, it is possible that events will require modification of the estimates in the future, in which case the effects would be accounted for prospectively.

F-1-31

NOTE 5 – SEGMENTAL INFORMATION

The Company reports information by segments as established in IFRS 8 “Operating segments”. This standard sets rules for the reporting of information by segments in the financial statements, plus reporting about products and services, geographical areas and principal customers.

An operating segment is defined as a component of an entity on which financial information is held separately and which is evaluated regularly by the senior management in making decisions with respect to the assignment of resources and evaluation of results.

The Company has determined that it has only one operating segment: air transportation.

	Air transport segment
	For the year ended December 31,
	2011	2010	2009
	ThUS$	ThUS$	ThUS$
Income from ordinary activities and other operating income	5,718,244	4,523,328	3,655,513
Interest income	14,453	14,946	18,183
Interest expense	(139,077)	(155,279)	(153,109)

Total net interest expense	(124,624)	(140,333)	(134,926)

Depreciation and amortization	(396,475)	(336,491)	(304,062)
Segment profit	320,197	419,702	231,126
Earnings on investments	458	132	315
Expenses for income tax	(61,789)	(81,107)	(44,487)
Assets of segment	7,648,659	6,785,897	5,771,972
Investments in associates	991	593	1,236
Purchase of non-monetary assets	1,394,640	1,048,394	555,279

The Company’s revenues by geographic area are as follows:

	For the year ended December 31,
	2011	2010	2009
	ThUS$	ThUS$	ThUS$
Peru	558,227	554,072	458,384
Argentina	616,270	496,546	404,795
USA	1,140,006	858,630	680,179
Europe	523,749	447,702	343,819
Colombia	369,102	85,309	76,574
Chile	1,423,956	1,239,350	1,004,291
Others (*)	1,086,934	841,719	687,471

Total (**)	5,718,244	4,523,328	3,655,513

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

(*)	Includes the rest of Latin America and Asia Pacific.

(**)	Includes operating revenues and other operating income.

F-1-32

NOTE 6 – CASH AND CASH EQUIVALENTS

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Cash on hand	4,605	3,857
Bank balances	17,013	24,432
Time deposits	196,455	406,143
Mutual funds	156,334	196,620

Total	374,407	631,052

Cash and cash equivalents are denominated in the following currencies at December 31, 2011, and December 31, 2010:

Currency	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
US Dollar	158,313	194,212
Chilean peso (*)	148,274	368,360
Euro	5,688	7,844
Argentine peso	20,020	11,230
Brazilian real	6,616	4,759
Colombian peso	7,668	10,231
Other currencies	27,828	34,416

Total	374,407	631,052

(*)	The Company entered into currency derivative contracts (forward exchange controls) for ThUS$ 110,339 at December 31, 2011 (ThUS$ 169,357 at December 31, 2010), for conversion into dollars of investments in Chilean pesos, currency derivative contracts (cross currency swaps) for ThUS$ 0 at December 31, 2011 (ThUS$ 30,258 at December 31, 2010), for conversion into dollars of investment in Unidades de Fomento (“UF”).

In Venezuela, effective 2003, the authorities decreed that all remittances abroad should be approved by the Currency Management Commission (CADIVI). Despite having free availability of bolivars in Venezuela, the Company has certain restrictions for freely remitting these funds outside Venezuela. At December 31, 2011 the amount subject to such restrictions in dollar terms is ThUS$ 23,914 (ThUS$ 26,738 at December 31, 2010).

The Company has no significant non-monetary transactions that should be reported.

F-1-33

NOTE 7 – FINANCIAL INSTRUMENTS

7.1.	Financial instruments by category

As of December 31, 2011

Assets	Held to maturity	Loans and accounts receivable	Hedging derivatives	Held to trading	Designated as at fair value through profit and loss on initial recognition	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	—	218,073	—	156,334	—	374,407
Other financial assets (*)	37,867	119,717	31,319	—	60,733	249,636
Trade and other current accounts receivable	—	537,406	—	—	—	537,406
Current accounts receivable from related parties	—	838	—	—	—	838
Non-current accounts receivable	—	7,491	—	—	—	7,491

Total	37,867	883,525	31,319	156,334	60,733	1,169,778

Liabilities	Other Financial liabilities	Hedging derivatives	Held to trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities	3,516,307	160,320	14,766	3,691,393
Trade and other accounts payables	531,481	—	—	531,481
Current accounts payable to related parties	367	—	—	367
Non-current accounts payable	307,965	—	—	307,965

Total	4,356,120	160,320	14,766	4,531,206

(*)	The value presented in held to maturity corresponds, mainly, to domestic and foreign bonds; designated as at fair value through profit and loss on initial recognition corresponds to private investment funds; and loans and accounts receivable corresponds to guarantees given.

As of December 31, 2010

Assets	Held to maturity	Loans and accounts receivable	Hedging derivatives	Held to trading	Designated as at fair value through profit and loss on initial recognition	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	—	434,432	—	196,620	—	631,052
Other financial assets (*)	47,691	80,329	80,161	—	58,857	267,038
Trade and other current accounts receivable	—	481,350	—	—	—	481,350
Current accounts receivable from related parties	—	50	—	—	—	50
Non-current accounts receivable	—	7,883	—	—	—	7,883

Total	47,691	1,004,044	80,161	196,620	58,857	1,387,373

F-1-34

Liabilities	Other Financial liabilities	Hedging derivatives	Held to trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities	2,945,294	139,930	19,748	3,104,972
Trade and other accounts payables	500,694	—	—	500,694
Current accounts payable to related parties	184	—	—	184
Non-current accounts payable	368,372	—	—	368,372

Total	3,814,544	139,930	19,748	3,974,222

(*)	The value presented in held to maturity corresponds mainly to domestic and foreign bonds; and designated as at fair value through profit and loss on initial recognition corresponds to private investment funds; and loans and accounts receivable corresponds to guarantees given.

F-1-35

7.2.	Financial instruments by currency

a) Assets	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Cash and cash equivalents	374,407	631,052
US Dollar	158,313	194,212
Chilean Peso	148,274	368,360
Euro	5,688	7,844
Argentine Peso	20,020	11,230
Brazilian Real	6,616	4,759
Colombian Peso	7,668	10,231
Others	27,828	34,416
Other financial Assets	249,636	267,038
US Dollar	241,008	255,808
Brazilian Real	3,066	6,731
Colombian Peso	4,175	2,917
Others	1,387	1,582
Trade and other current accounts receivable	537,406	481,350
US Dollar	354,972	361,570
Chilean Peso	63,818	28,606
Euro	8,266	8,429
Argentine Peso	24,879	6,702
Brazilian Real	35,467	31,329
Australian Dollar	5,567	5,588
Colombian Peso	34,583	27,156
Others	9,854	11,970
Non-current accounts receivable	7,491	7,883
US Dollar	9	9
Chilean Peso	7,422	7,864
Others	60	10
Current accounts receivable from related parties	838	50
US Dollar	29	29
Chilean Peso	809	21
Total financial assets	1,169,778	1,387,373
US Dollar	754,331	811,628
Chilean Peso	220,323	404,851
Euro	13,954	16,273
Argentine Peso	44,899	17,932
Brazilian Real	45,149	42,819
Australian Dollar	5,567	5,588
Colombian Peso	46,426	40,304
Others	39,129	47,978

b)	Liabilities

Liabilities information is detailed in the table within Note 3 section (c) Liquidity risk.

F-1-36

NOTE 8 – TRADE, OTHER ACCOUNTS RECEIVABLE AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Trade accounts receivable	474,852	435,576
Other accounts receivable	90,570	75,734

Total trade and other accounts receivable	565,422	511,310
Less: Allowance for impairment loss	(20,525)	(22,077)

Total net trade and accounts receivable	544,897	489,233
Less: non-current portion – accounts receivable	(7,491)	(7,883)

Trade and other accounts receivable, current	537,406	481,350

The fair value of trade and other accounts receivable does not differ significantly from the book value.

There are overdue accounts receivable which are not impaired. Maturity of these accounts is as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Up to 3 months	17,138	12,506
Between 3 and 6 months	6,256	11,114

Total	23,394	23,620

The amounts of individually impaired trade and other accounts receivable are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Judicial and pre-judicial collection	9,626	10,586
Debtors under pre-judicial collection process	4,306	5,259

Total	13,932	15,845

Currency balances that make up the trade receivables, non-current accounts receivable and accounts receivables at December 31, 2011 and December 31, 2010, are as follows:

	As of December 31, 2011	As of December 31, 2010
Currency	ThUS$	ThUS$
US Dollar	354,981	361,579
Chilean Peso	71,240	36,470
Euro	8,266	8,429
Argentine Peso	24,879	6,702
Brazilian Real	35,467	31,329
Australian Dollar	5,567	5,588
Colombian peso	34,583	27,156
Other	9,914	11,980

Total	544,897	489,233

F-1-37

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment
Judicial and pre-judicial collection Assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

The movement in the allowance for impairment loss of trade accounts and other accounts receivables between January 01, 2010 and December 31, 2011 is as follows:

ThUS$
As of January 1, 2010	(23,817)
Write-offs	5,039
(Increase) decrease in allowance	(3,299)

Balance as of December 31, 2010	(22,077)

As of January 1, 2011	(22,077)
Write-offs	4,060
(Increase) decrease in allowance	(2,508)

Balance as of December 31, 2011	(20,525)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

Historic and current re-negotiations are not relevant and the policy is to analyze case by case in order to classify them according to the existence of risk, determining whether it is appropriate to re-classify accounts to pre-judicial recovery. If such re-classification is justified, an allowance is made for the account, whether overdue or falling due.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of December 31, 2011			As of December 31, 2010
	Gross exposure	Gross Impaired exposure	Exposure net of risk concentrations	Gross exposure	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	474,852	(20,525)	454,327	435,576	(22,077)	413,499
Other accounts receivable	90,570	—	90,570	75,734	—	75,734

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

F-1-38

NOTE 9 – ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

The accounts receivable from and payable to related entities as of December 31, 2011 and December 31, 2010, respectively, are as follows:

(a)	Accounts Receivable

Tax No.	Related party	Relationship	Country of origin	As of December 31, 2011	As of December 31, 2010	Currency	Transaction deadlines	Nature of transaction
				ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda y CPA	Controlling shareholder	Chile	19	—	CLP	30 to 45 Days	Monetary
96.778.310-2	Concesionaria Chucumata S.A.	Associate	Chile	—	4	CLP	30 to 45 Days	Monetary
96.921.070-3	Austral Sociedad Concesionaria S.A.	Associate	Chile	—	2	CLP	30 to 45 Days	Monetary
78.591.370-1	Bethia S.A. y Filiales	Others related parties	Chile	758	—	CLP	30 to 45 Days	Monetary
87.752.000-5	Granja Marina Tornagaleones S.A.	Others related parties	Chile	32	15	CLP	30 to 45 Days	Monetary
96.812.280-0	San Alberto S.A. y Filiales	Others related parties	Chile	29	29	US$	30 to 45 Days	Monetary

	Total current assets			838	50

(b)	Accounts payable

Tax No.	Related party	Relationship	Country of origin	As of December 31, 2011	As of December 31, 2010	Currency	Transaction deadlines	Nature of transaction
				ThUS$	ThUS$
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	—	74	CLP	30 to 45 Days	Monetary
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	147	110	US$	30 to 45 Days	Monetary
96.921.070-3	Austral Sociedad Concesionaria S.A.	Associate	Chile	2	—	CLP	30 to 45 Days	Monetary
78.591.370-1	Bethia S.A. y Filiales	Other related parties	Chile	116	—	CLP	30 to 45 Days	Monetary
Foreign	Inversora Aeronaútica Argentina	Other related parties	Argentina	102	—	US$	30 to 45 Days	Monetary

	Total current liabilities			367	184

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

F-1-39

NOTE 10 – INVENTORIES

The inventories at December 31, 2011 and December 31, 2010 respectively, are detailed below:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Technical stock	57,836	40,625
Non-technical stock	14,951	12,568

	72,787	53,193

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services (provided to the Company and third parties), which are valued at average cost, net of provision for obsolescence that as of December 31, 2011 amounts to ThUS$ 1,685 (ThUS$ 3,075 as of December 31, 2010). The resulting amounts do not exceed the respective net realizable values.

As of December 31, 2011, the Company recorded ThUS$ 41,213 (ThUS$ 32,915 as of December 31, 2010) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of cost of sales.

NOTE 11 – OTHER FINANCIAL ASSETS

The composition of other financial assets is as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
(a) Other financial assets	196,484	165,712
(b) Hedging asset	31,319	79,739

Total Current	227,803	245,451

Non-current
(a) Other financial assets	21,833	21,165
(b) Hedging assets	—	422

Total non-current	21,833	21,587

F-1-40

a)	Other financial assets

Other financial assets as of December 31, 2011 and December 31, 2010, respectively, are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
Private investment Funds	60,733	58,857
Domestic and Foreign bonds	37,359	47,184
Guarantees for margins of derivatives	79,171	39,868
Deposits in guarantee (aircraft)	11,657	12,030
Other guarantees given	7,564	7,773

Total current	196,484	165,712

Non-current
Deposits in guarantee (aircraft)	15,498	15,000
Other guarantees given	5,827	5,658
Other investments	508	507

Total non-current	21,833	21,165

Total other financial assets	218,317	186,877

b)	Hedging assets

Hedging assets as of December 31, 2011 and December 31, 2010, are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
Interest accrued since last payment date of currency Swap	—	3,691
Cash-flow hedge of interest-rate risk	73	—
Cash-flow hedge of currency risk	631	30,234
Cash-flow hedge of fuel-price risk	30,615	45,814

Total current	31,319	79,739

Non-current
Cash-flow hedge of interest-rate risk	—	422

Total non-current	—	422

Total hedging assets	31,319	80,161

Foreign currency derivatives include the fair value of Forward and Cross Currency Swaps and forward exchange contracts.

The types of derivative hedging contracts maintained by the Company at the end of each year are presented in Note 20.

F-1-41

NOTE 12 – OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
a) Advance Payments	25,501	17,648
b) Other assets	1,159	1,172

Total current	26,660	18,820

Non-Current
a) Advance Payments	11,189	8,752
b) Other assets	46,974	23,756

Total non-current	58,163	32,508

a)	Advance payments

Advance payments as of December 31, 2011 as of December 31, 2010 are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
Aircraft insurance and other	7,954	6,459
Aircraft leases	13,196	7,343
Handling and ground handling services	2,941	—
Others	1,410	3,846

Total current	25,501	17,648

Non-Current
Aircraft leases	11,189	4,984
Handling and ground handling services	—	2,971
Others	—	797

Total non-current	11,189	8,752

Total advance payments	36,690	26,400

F-1-42

b)	Other assets

Other assets as of December 31, 2011, and December 31, 2010 are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
Others	1,159	1,172

Total current	1,159	1,172

Non-current
Recoverable taxes	42,958	23,343
Others	4,016	413

Total non-current	46,974	23,756

Total other assets	48,133	24,928

NOTE 13 – NON-CURRENT ASSETS (OR DISPOSAL GROUPS) CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal groups held for sale as of December 31, 2011, and December 31, 2010 are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Engines	2,204	2,204
Inventories on consignment	527	748
Aircraft	1,537	1,537
Scrapped aircraft	365	970
Rotables	28	38

Total	4,661	5,497

During 2011, sales were made of inventories held on consignment of the Boeing 737-200 fleet.

During the financial year 2010, sales were made of rotables, inventories held on consignment and three engines, all from the Boeing 737-200 fleet.

Item balances are shown net of provision, which as of December 31, 2011 amounted to ThUS$ 5,386 (ThUS$ 5,212 at December 31, 2010).

The Company has no discontinued operations as of December 31, 2011.

F-1-43

NOTE 14 – INVESTMENTS IN SUBSIDIARIES

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of Lan Airlines S.A. and Subsidiaries. The consolidation also includes special-purpose entities and private investment funds.

The following is a summary of financial information with respect to the sum of the financial statements of subsidiary companies, special-purpose entities and private investment funds that have been consolidated:

As of December 31, 2011

	Assets	Liabilities
	ThUS$	ThUS$
Current	493,662	618,360
Non-current	1,498,840	917,171

Total	1,992,502	1,535,531

As of December 31, 2010

	Assets	Liabilities
	ThUS$	ThUS$
Current	442,743	565,606
Non-current	1,388,194	773,927

Total	1,830,937	1,339,533

	For the year ended December 31,
	2011	2010
	ThUS$	ThUS$
Total operating revenues	2,619,157	1,931,998
Total expenses	(2,577,685)	(1,849,438)

Total net income	41,472	82,560

Significant subsidiaries detailed as of December 31, 2011

Name of significant subsidiary	Country of incorporation	Functional currency	% Ownership	Nature and scope of significant restrictions on transferring funds to controller
Lan Perú S.A.	Perú	US$	69.97858	Without significant restrictions
Lan Cargo S.A.	Chile	US$	99.89803	Without significant restrictions
Lan Argentina S.A.	Argentina	ARS	94.99055	Without significant restrictions
Transporte Aéreo S.A.	Chile	US$	99.89804	Without significant restrictions
Aerolane Líneas Aéreas Nacionalesdel Ecuador S.A.	Ecuador	US$	71.94990	Without significant restrictions
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	98.21089	Without significant restrictions

F-1-44

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2011						Results for the year ended December 31, 2011
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	139,888	124,485	15,403	128,979	128,025	954	916,861	920
Lan Cargo S.A.	765,829	188,937	576,892	343,799	122,450	221,349	258,298	57,140
Lan Argentina S.A.	136,579	108,561	28,018	114,037	112,555	1,482	438,137	(1,972)
Transporte Aéreo S.A.	348,943	237,627	111,316	116,663	26,332	90,331	370,697	26,146
Aerolane Líneas Aéreas Nacionalesdel Ecuador S.A.	71,598	42,369	29,229	61,102	58,726	2,376	278,039	2,303
Aerovías de Integración Regional, AIRES S.A.	134,983	76,936	58,047	80,271	70,112	10,159	282,493	(25,860)

Significant subsidiaries detailed as of December 31, 2010

Name of significant subsidiary	Country of incorporation	Functional currency		% Ownership	Nature and scope of significant restrictions on transferring funds to controller
Lan Perú S.A.	Perú	US$		69.97858	Without significant restrictions
Lan Cargo S.A.	Chile	US$		99.89803	Without significant restrictions
Lan Argentina S.A.	Argentina		ARS	94.99055	Without significant restrictions
Transporte Aéreo S.A.	Chile	US$		99.89804	Without significant restrictions
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$		71.94990	Without significant restrictions

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2010						Results for the year ended December 31, 2010
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	124,761	113,579	11,182	114,771	113,750	1,021	759,704	1,524
Lan Cargo S.A.	737,550	183,877	553,673	340,082	103,018	237,064	209,512	59,285
Lan Argentina S.A.	113,168	84,751	28,417	88,286	87,420	866	381,168	2,984
Transporte Aéreo S.A.	329,190	215,575	113,615	123,056	28,777	94,279	296,543	31,227
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	48,416	24,561	23,855	51,723	38,299	13,424	235,877	1,011

F-1-45

NOTE 15 – EQUITY ACCOUNTED INVESTMENTS

The following summarized financial information is the sum of the financial statements of the investees, corresponding to the statements of financial position as of December 31, 2011 and December 31, 2010, and the statements of income for the year ended December 31, 2011, and December 31, 2010:

As of December 31, 2011

	Assets	Liabilities
	ThUS$	ThUS$
Current	2,649	721
Non-current	269	115

Total	2,918	836

As of December 31, 2010

	Assets	Liabilities
	ThUS$	ThUS$
Current	1,865	301
Non-current	382	562

Total	2,247	863

	For the year ended December 31,
	2011	2010
	ThUS$	ThUS$
Total operating revenues	2,896	2,408
Total expenses	(1,902)	(2,162)

Sum of net income	994	246

As an investment in associates, the Company has shown its holdings in the following companies: Austral Sociedad Concesionaria S.A., Lufthansa Lan Technical Training S.A. and Concesionaria Chucumata S.A. The Company made no investments in associates during the year ended December 31, 2011.

			Percentage of ownership		Cost of investment
Company	Country of incorporation	Functional currency	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010
			%	%	ThUS$	ThUS$
Austral Sociedad Concesionaria S.A.	Chile	CLP	20.00	20.00	661	661
Lufthansa Lan Technical Training S.A.	Chile	CLP	50.00	50.00	702	702
Concesionaria Chucumata S.A. (*)	Chile	CLP	—	16.70	—	119

(*)	In the extraordinary session of the shareholders on September 22, 2011, the shareholders approved the dissolution of the company Concesionaria Chucumata S.A.

These companies do not have significant restrictions on the ability to transfer funds.

F-1-46

The movement of investments in associates between January 1, 2010 and December 31, 2011 is as follows:

ThUS$
Opening balance as of January 1, 2010	1,236

Equity accounted earnings	132
Other reductions, investments in associated entities	(665)
Dividends received	(110)

Total changes in investments in associated entities	(643)

Balance as of December 31, 2010	593

Opening balance as of January 1, 2011	593

Equity accounted earnings	502
Dividends received	(79)
Other reductions, investments in associated entities	(25)

Total changes in investments in associated entities	398

Balance as of December 31, 2011	991

The Company records the gain or loss on its investments in associates on a monthly basis in the consolidated statement of income, using the equity method. The Company has no investments in associates which are not accounted for using the equity method.

NOTE 16 – INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

Classes of intangible assets (net)	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Computer software	64,519	45,183
Other assets	404	566

Total	64,923	45,749

Classes of intangible assets (gross)	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Computer software	112,881	83,875
Other assets	808	808

Total	113,689	84,683

F-1-47

The movement in software and other assets between January 1, 2010 and December 31, 2011 is as follows:

	Computer software Net	Other assets Net	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2010	34,087	727	34,814
Additions	20,915	—	20,915
Acquisitions by business combination	154	—	154
Withdrawals	(779)	—	(779)
Amortization	(9,194)	(161)	(9,355)

Balance as of December 31, 2010	45,183	566	45,749

Opening balance as of January 1, 2011	45,183	566	45,749
Additions	29,190	—	29,190
Withdrawals	(184)	—	(184)
Amortization	(9,670)	(162)	(9,832)

Balance as of December 31, 2011	64,519	404	64,923

Intangible assets with defined useful lives consist primarily of licensing and computer software, for which the Company has established useful lives of between 4 and 7 years.

The Company shows its intangible assets at cost, except for acquisitions by business combination, which are at fair value; and amortization is made on a straight-line basis over their estimated useful lives.

The amortization of each year is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs as of December 31, 2011 amounts to ThUS$ 48,362 (ThUS$ 38,692 as of December 31, 2010). The accumulated amortization of other identifiable intangible assets as of December 31, 2011 amounts to ThUS$ 404 (ThUS$ 242 as of December 31, 2010).

NOTE 17 – GOODWILL

The goodwill represents the excess of cost of acquisition over the fair value of the participation of the Company in the identifiable net assets of the subsidiary at the acquisition date. Goodwill at December 31, 2011 amounted to ThUS$ 163,777 (ThUS$ 157,994 at December 31, 2010)

At December 31, 2011, the Company performed an impairment test based on the value in use and no impairment was identified. The testing is done at least once per year.

The value in use of those cash generating units to which goodwill has been assigned has been determined assuming that yields, occupation factors and fleet capacity are maintained at current obtainable levels. The Company projects cash flows for the initial periods based on internal budgets and extrapolates the final value of these periods based on a growth factor consistent with the long-term economic projections in the markets in which the units operate. The determined cash flows are discounted at a rate which takes into account the time value of money and risks related to those cash generating units which have not been taken into account in estimation of the units’ future cash flows.

F-1-48

The movement of goodwill from January 1, 2010 to December 31, 2011, is as follows:

ThUS$
Opening balance as of January 1, 2010	63,793
Additions (1)	94,224
Increase (decrease) due to exchange rate differences	(23)

Closing balance as of December 31, 2010	157,994

Opening balance as of January 1, 2011	157,994
Additions (2)	6,736
Amendment initial recognition (3)	(820)
Increase (decrease) due to exchange rate differences	(133)

Closing balance as of December 31, 2011	163,777

(1)	Corresponds to the goodwill generated by the purchase of Aerovías de Integración Regional, AIRES S.A. (see Note 39).
(2)	Corresponds to the goodwill generated by the purchase of Aeroasis S.A. (see Note 39).
(3)	Corresponds to change of initial recognition goodwill generated by the purchase of the company Aerovías de Integración Regional, AIRES S.A.

NOTE 18 – PROPERTY, PLANT AND EQUIPMENT

The composition by category of property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Construction in progress	1,087,563	715,603	—	—	1,087,563	715,603
Land	35,673	35,538	—	—	35,673	35,538
Buildings	101,123	101,181	(23,185)	(21,060)	77,938	80,121
Plant and equipment	5,380,663	4,816,723	(1,238,678)	(1,153,587)	4,141,985	3,663,136
Information technology equipment	89,678	83,711	(67,087)	(65,112)	22,591	18,599
Fixed installations and accessories	64,936	52,954	(29,838)	(25,951)	35,098	27,003
Motor vehicles	3,714	3,269	(2,077)	(1,979)	1,637	1,290
Leasehold improvements	94,485	87,168	(62,986)	(43,048)	31,499	44,120
Other property, plants and equip ment	832,772	646,236	(338,774)	(283,216)	493,998	363,020

Total	7,690,607	6,542,383	(1,762,625)	(1,593,953)	5,927,982	4,948,430

F-1-49

The movement in the different categories of property, plant and equipment from January 1, 2010 to December 31, 2011 is shown below:

(a)	As of December 31, 2010

	Construction in progress	Land	Buildings Net	Plant and equipment Net	Information technology equipment Net	Fixed installations & accessories Net	Motor vehicles Net	Leasehold improvements Net	Other property, plant and equipment Net	Property, Plant and equipment Net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2010	264,259	35,538	81,966	3,231,682	15,043	23,659	951	50,286	493,172	4,196,556

Additions	10,229	—	115	571,422	9,516	2,341	420	2,410	6,673	603,126
Acquisitions through business combination	—	—	1,006	490	137	335	107	—	480	2,555
Disposals	—	—	—	(190)	—	—	(7)	—	(2)	(199)
Transfers (to) from non-current assets (or disposal groups) classified as Held for Sale	—	—	—	2,552	—	—	—	—	—	2,552
Retirements	—	—	—	(6,633)	(536)	(2)	(12)	—	(2,550)	(9,733)
Depreciation	—	—	(2,315)	(235,800)	(5,217)	(3,997)	(172)	(16,797)	(32,315)	(296,613)
Increases (decreases) due to exchanges differences	(62)	—	—	(857)	16	(13)	(3)	—	(27)	(946)
Other increases (decreases)	441,177	—	(651)	100,470	(360)	4,680	6	8,221	(102,411)	451,132

Changes, total	451,344	—	(1,845)	431,454	3,556	3,344	339	(6,166)	(130,152)	751,874

Closing balance as of December 31, 2010	715,603	35,538	80,121	3,663,136	18,599	27,003	1,290	44,120	363,020	4,948,430

F-1-50

(b)	As of December 31, 2011

	Construction in progress	Land	Buildings Net	Plant and equipment Net	Information technology equipment Net	Fixed installations & accessories Net	Motor vehicles Net	Leasehold improvements Net	Other property, plant and equipment Net	Property, Plant and equipment Net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2011	715,603	35,538	80,121	3,663,136	18,599	27,003	1,290	44,120	363,020	4,948,430

Additions	29,898	—	1,111	1,028,568	11,885	6,663	543	6,555	19,072	1,104,295
Acquisitions through business combination	—	—	—	—	—	—	—	—	16	16
Disposals	—	—	(2,681)	(109,936)	(8)	—	(6)	—	(537)	(113,168)
Transfers (to) from non-current assets (or disposal groups) classified as Held for Sale	(127)	—	—	(112)	(1,195)	(588)	(1)	—	(115)	(2,138)
Retirements	(150)	—	(4)	(4,817)	(85)	(23)	(17)	—	(332)	(5,428)
Depreciation	—	—	(3,302)	(265,062)	(6,354)	(3,602)	(215)	(19,938)	(30,608)	(329,081)
Increases (decreases) due to exchanges differences	(852)	—	(95)	(771)	(63)	(54)	18	—	(95)	(1,912)
Other increases (decreases)	343,191	135	2,788	(169,021)	(188)	5,699	25	762	143,577	326,968

Changes, total	371,960	135	(2,183)	478,849	3,992	8,095	347	(12,621)	130,978	979,552

Closing balance as of December 31, 2011	1,087,563	35,673	77,938	4,141,985	22,591	35,098	1,637	31,499	493,998	5,927,982

F-1-51

(c)	Composition of the fleet

Aircraft included in the Company’s property, plant and equipment:

Aircraft	Model	As of December 31, 2011	As of December 31, 2010
Boeing 767	300ER	21	18
Boeing 767	300F	8	8
Boeing 767	200ER (*)	1	1
Airbus A318	100	10	15
Airbus A319	100	24	20
Airbus A320	200	33	24
Airbus A340	300	4	4

Total		101	90

(*)	Leased to Aerovías de México S.A.

Operating leases:

Aircraft	Model	As of December 31, 2011	As of December 31, 2010
Boeing 767	300ER	10	10
Boeing 767	300F	4	3
Boeing 777	Freighter	2	2
Airbus A320	200	9	5
Airbus A340	300	1	1
Boeing 737	700	9	9
Bombardier	Dhc8-200	10	11
Bombardier	Dhc8-400	4	4

Total		49	45

Total fleet		150	135

(d)	Method used for the depreciation of property, plant and equipment:

	Method	Useful life
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet (*)	5	20
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet (*)	3	20

(*)	Except for certain technical components, which are depreciated on the basis of cycles and flight hours.

F-1-52

The depreciation charged to income in the period ended December 31, 2011, which is included in the consolidated statement of income, amounts to ThUS$ 329,081 (ThUS$ 296,613 for the period ended December 31, 2010). Depreciation charges for the year are recognized in Cost of Sales and Administrative Expenses in the consolidated statement of income.

e)	Additional information regarding property, plant and equipment:

i)	Property, plant and equipment pledged as guarantee:

In the year ended December 31, 2011 direct guarantees were added for sixteen aircraft, nine of them corresponding to the Airbus A320-200 fleet, four to the Airbus A319-100 fleet and three to Boeing B767-300 fleet. Moreover, in the second quarter of 2011 the Company sold three aircraft Airbus A318-100 fleet and in the third quarter two more of the same aircraft A318-100 fleet. Additionally, during the first quarter 2011, the Company sold its participation in the permanent establishments Cernicalo Leasing LLC and Petrel Leasing LLC. Therefore the Company eliminated direct guarantees associated with five aircraft Airbus A318-100 and three aircraft Boeing 767-300 (two freighter and one passenger aircrafts).

Description of property, plant and equipment pledged as guarantee:

			As of December 31, 2011		As of December 31, 2010
Creditor of guarantee	Assets committed	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
			ThUS$	ThUS$	ThUS$	ThUS$
Wilmington	Aircraft and	Boeing 767	1,032,921	1,305,915	1,043,290	1,304,699
Trust Company	engines	Boeing 777	13,750	24,664	18,088	25,915
BNP Paribas	Aircraft and	Airbus A318	187,705	239,530	299,422	359,944
	engines	Airbus A319	390,614	521,829	297,320	370,476
		Airbus A320	695,308	855,214	407,275	478,082
Credite Agricole (*)	Aircraft and	Airbus A319	93,019	158,355	108,803	178,342
	engines	Airbus A320	34,530	149,486	58,236	172,426
		Airbus A340	54,491	215,978	89,378	234,892

Total direct guarantee			2,502,338	3,470,971	2,321,812	3,124,776

(*)	Calyon creditor of guarantee renamed Credite Agricole

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in property, plant and equipment whose total debt at December 31, 2011 amounted to ThUS $ 316,859 (ThUS $ 227,218 at December 31, 2010). The book value of assets with indirect guarantees as of December 31, 2011 amounts to ThUS$ 504,355 (ThUS$ 328,838 as of December 31, 2010).

F-1-53

ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Gross book value of fully depreciated property, plant and equipment still in use	43,626	57,612
Commitments for the acquisition of aircraft	14,500,000	12,350,000

In December 2009, the Company signed a purchase commitment with Airbus for the purchase of 30 aircraft of the A320 family with deliveries between 2011 and 2016. Later, in December 2010 the Company made another commitment to the manufacturer for the purchase of 50 A320 family aircraft with deliveries between 2012 and 2016. Additionally, in June 2011, the Company signed a contract for 20 additional aircraft of the A320 NEO family with deliveries between 2017 and 2018.

With regards to the above, as of December 31, 2011, and as a result of different aircraft purchase contracts signed with Airbus S.A.S., there remain 90 Airbus aircraft of the A320 family to be delivered between 2012 and 2018. The approximate amount is ThUS$ 7,000,000, according to the manufacturer’s price list. Additionally, the Company has active purchase options for 4 A320 NEO aircraft.

In addition, purchase contracts were signed with The Boeing Company in February, May and December 2011 for 3, 5 and 2 B767-300 aircraft, respectively.

As of December 31, 2011 and a as result of different aircraft contracts signed with The Boeing Company, 13 B767-300 aircraft remain to be delivered between 2012 and 2013, 2 B77-Freighter aircraft for delivery in 2012 and 26 B787 Dreamliner, aircraft with delivery dates from 2012. The approximate amount is ThUS$ 7,500,000, according to the manufacturer’s price list. In addition, the Company has purchase options over 1 B777- Freighter aircraft and 15 B787 Dreamliner aircraft.

The acquisition of the aircraft is part of the strategic plan for long haul fleet. This plan also means the sale of 15 aircraft model Airbus A318 between 2011 and 2013. It is estimated that this sale will have no significant impact on results. During the third quarter of 2011 the Company sold the last 2 aircraft planned to be sold during 2011, thus completing the planned sale of 5 aircraft this year.

iii)	Capitalized interest costs with respect to property, plant and equipment.

		For the year ended December 31,
		2011	2010
Average rate of capitalization of capitalized interest costs	%	3.51	4.31
Costs of capitalized interest	ThUS$	33,342	18,400

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iv)	Financial leases

The detail of the main financial leases is as follows:

Lessor	Aircraft	Model	As of December 31, 2011	As of December 31, 2010
Bluebird Leasing LLC	Boeing 767	300F	2	2
Eagle Leasing LLC	Boeing 767	300ER	1	2
Seagull Leasing LLC	Boeing 767	300F	1	1
Cernicalo Leasing LLC	Boeing 767	300F	2	—
Petrel Leasing LLC	Boeing 767	300ER	1	—
Linnet Leasing Limited	Airbus A320	200	4	4

Total			11	9

Leasing contracts where the Company acts as the lessee of aircrafts establish a 12 year term and quarterly payments of obligations.

Additionally, the lessee will have the obligations to contract and maintain active the insurance coverage for the aircraft, perform maintenance on the aircraft and update the airworthiness certificates at their own cost.

Fixed assets acquired under financial leases are classified as Other property, plant and equipment. As of December 31, 2011, the Company had eleven aircraft as financial leases (nine aircraft as of December 31, 2010).

In the year ended December 31, 2011, due to the sale of its participation in the permanent establishments Cernicalo Leasing LLC and Petrel Leasing LLC, the Company increased its number of aircraft on lease by three Boeing 767-300 (two freighter and one passenger aircrafts). Therefore, these aircraft were reclassified from the Plant and equipment category to the category other property plant and equipment. Additionally, in November 2011 the Company excercised a purchase option for a B767-300 freighter belongs to the Eagle Leasing LLC, which was reclassified from Other property, plant and equipment to Plant and equipment.

The book value of assets under financial leases as of December 31, 2011 amounts to ThUS$ 464,082 (ThUS$ 328,838 as of December 31, 2010).

The minimum payments under financial leases are as follows:

As of December 31, 2011

	Gross Value	Interest	Present Value
	ThUS$	ThUS$	ThUS$
No later than one year	78,369	(7,622)	70,747
Between one and five years	207,365	(18,657)	188,708
Over five years	59,152	(2,078)	57,074

Total	344,886	(28,357)	316,529

F-1-55

As of December 31, 2010

	Gross Value	Interest	Present Value
	ThUS$	ThUS$	ThUS$
No later than one year	57,976	(3,679)	54,297
Between one and five years	127,370	(7,421)	119,949
Over five years	55,106	(1,781)	53,325

Total	240,452	(12,881)	227,571

NOTE 19 – INCOME TAXES

Deferred tax assets and liabilities are offset if there is a legal right to offset assets and liabilities for income taxes relating to the same tax authority.

The balances of deferred taxes are as follows:

	Assets		Liabilities
Concept	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(547)	(415)	338,741	290,254
Amortization	14,255	12,286	36,667	29,606
Provisions	7,036	8,128	48,681	23,017
Post-employment benefit obligations	865	622	(924)	(982)
Revaluation of financial instruments	—	—	(28,788)	(21,926)
Tax losses	35,300	13,229	—	—
Others	3,239	4,234	(24,752)	(7,957)

Total	60,148	38,084	369,625	312,012

Movements of deferred tax assets and liabilities from January 1, 2010 to December 31, 2011 are as follows:

(a)	From January 1 to December 31, 2010

	Beginning balance asset (liability)	Recognized in consolidated income	Recognized in comprehensive income	Incorporation by business combinations	Others	Ending balance asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(222,188)	(68,481)	—	—	—	(290,669)
Amortization	(22,453)	(5,948)	—	11,081	—	(17,320)
Provisions	(2,102)	(17,968)	—	5,181	—	(14,889)
Post-employment benefit obligations	1,183	(196)	—	617	—	1,604
Revaluation of financial instruments	18,891	—	3,035	—	—	21,926
Tax losses	5,013	(1,303)	—	9,519	—	13,229
Others	(8,311)	16,645	(120)	2,545	1,432	12,191

Total	(229,967)	(77,251)	2,915	28,943	1,432	(273,928)

F-1-56

(b)	From January 1 to December 31, 2011

	Beginning balance asset (liability)	Recognized in consolidated income	Recognized in comprehensive income	Incorporation by business combinations	Reclassification	Others	Sale of investment	Ending balance asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(290,669)	(48,614)	—	—	—	—	(5)	(339,288)
Amortization	(17,320)	(8,903)	—	3,811	—	—	—	(22,412)
Provisions	(14,889)	(26,368)	—	—	—	—	(388)	(41,645)
Post-employment benefit obligations	1,604	185	—	—	—	—	—	1,789
Revaluation of financial instruments	21,926	—	6,862	—	—	—	—	28,788
Tax losses	13,229	28,716	—	—	(6,645)	—	—	35,300
Others	12,191	16,542	1,846	—	—	(2,521)	(67)	27,991

Total	(273,928)	(38,442)	8,708	3,811	(6,645)	(2,521)	(460)	(309,477)

Deferred tax assets not recognized:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Temporary differences	2,152	2,152
Tax losses	35	1,662

Total Deferred tax assets not recognized	2,187	3,814

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company did not recognize deferred income tax assets of ThUS$ 35 (ThUS$ 1,662 at December 31, 2010) in respect to losses amounting to ThUS$ 103 (ThUS$ 5,992 at December 31, 2010) that can be carried against future taxable income.

Expense (income) for deferred and current income taxes for the years ended at December 31, 2011 and December 31, 2010, respectively, are as follows:

	For the year ended December 31,
	2011	2010
	ThUS$	ThUS$
Expense for current income tax
Current tax expense	19,470	8,890
Adjustment to previous year’s current tax	3,877	(3,153)
Other current tax expense (income)	—	(1,881)

Total current tax expense, net	23,347	3,856

Expense for deferred income taxes
Deferred expense (income) for taxes related to the creation and reversal of temporary differences	40,051	75,284
Reduction (increase) in value of deferred tax assets	(1,609)	1,967

Total deferred tax expense, net	38,442	77,251

Income tax expense	61,789	81,107

F-1-57

Composition of income tax expense (income):

	For the year ended December 31,
	2011	2010
	ThUS$	ThUS$
Current tax expense, net, foreign	4,486	1,121
Current tax expense, net, Chile	18,861	2,735

Total current tax expense, net	23,347	3,856

Deferred tax expense, net, foreign	(20,876)	3,724
Deferred tax expense, net, Chile	59,318	73,527

Deferred tax expense, net, total	38,442	77,251

Income tax expense	61,789	81,107

Reconciliation of tax expense using the legal rate to the tax expense using the effective rate:

	For the year ended December 31,
	2011	2010
	ThUS$	ThUS$
Tax expense using the legal rate	76,410	85,138

Tax effect of legal rate change	(10,571)	—
Tax effect of rates in other jurisdictions	1,916	1,491
Tax effect of non-taxable operating revenues	(11,094)	(4,089)
Tax effect of disallowable expenses	5,087	849
Tax effect of current period tax losses not recognized	—	1,967
Other increases (decreases)	41	(4,249)

Total adjustments to tax expense using the legal rate	(14,621)	(4,031)

Tax expense using the effective rate	61,789	81,107

Reconciliation of legal tax rate to effective tax rate:

	For the year ended December 31,
	2011	2010
	%	%
Legal tax rate	20.00	17.00

Effect of tax rates for legal rate change	(2.77)	—
Effect of tax rates in other jurisdictions	0.50	0.30
Effect of tax rate on non-taxable operating revenues	(2.89)	(0.82)
Effect of tax rate on disallowable expenses	1.33	0.17
Effect of tax rate on use of not-previously recognized tax losses	—	0.39
Other increase (decrease)	0.01	(0.84)

Total adjustment to the legal tax rate	(3.82)	(0.80)

Total effective tax rate	16.18	16.20

F-1-58

Deferred taxes related to items charged to net equity:

	For the year ended December 31,
	2011	2010
	ThUS$	ThUS$
Aggregate deferred taxation of components of other comprehensive income	8,708	2,915
Aggregate deferred taxation related to items charged to net equity	(355)	(599)

Total deferred taxes related to items charged to net equity	8,353	2,316

Deferred tax effects of the components of other comprehensive income:

	As of December 31, 2011
	Amount before Taxes	Income tax expense (income)	Amount after Taxes
	ThUS$	ThUS$	ThUS$
Cash-flow hedges	40,368	(6,862)	33,506
Translation adjustment	10,864	(1,846)	9,018

		(8,708)

	As of December 31, 2010
	Amount before Taxes	Income tax expense (income)	Amount after Taxes
	ThUS$	ThUS$	ThUS$
Cash-flow hedges	17,855	(3,035)	14,820
Translation adjustment	(708)	120	(588)

		(2,915)

NOTE 20 – OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
(a) Bank loans	537,334	495,261
(b) Other financial liabilities	4,907	5,321
(c) Hedge liabilities	40,016	42,042

Total Current	582,257	542,624

Non-current
(a) Bank loans	2,978,973	2,450,033
(b) Other financial liabilities	9,859	14,427
(c) Hedge liabilities	120,304	97,888

Total Non-current	3,109,136	2,562,348

F-1-59

a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
Bank loans	153,765	151,417
Guaranteed obligations	310,217	283,637
Financial leases	70,747	54,297
Other loans	2,605	5,910

Total current	537,334	495,261

Non-current
Bank loans	247,725	146,884
Guaranteed obligations	2,159,055	2,023,666
Financial leases	245,782	173,274
Other loans	326,411	106,209

Total non-current	2,978,973	2,450,033

Total obligations with financial institutions	3,516,307	2,945,294

All interest-bearing liabilities are recorded using the effective interest rate method. Under IFRS, the effective interest rate for loans with a fixed interest rate does not vary throughout the loan, while in the case of loans with variable interest rates, the effective rate changes on each date of repricing of the loan.

Currency balances that make the interest bearing loans at December 31, 2011 and December 31, 2010, are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
US Dollar	3,516,307	2,753,788
Chilean Peso (*)	—	187,101
Colombian Peso	—	4,405

Total	3,516,307	2,945,294

(*)	At December 2010, the Company maintained cross currency swaps, securing the payment of ThU$ 128,056 of debt in dollars. At December 2011, these contracts were closed because the loans in Chilean pesos were paid and one of them converted to U.S. dollar.

F-1-60

b)	Other financial liabilities

The detail of other financial liabilities as of December 31, 2011 and December 31, 2010, respectively, is as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
Interest rate derivative not recognized as a hedge	4,907	5,321

Total current	4,907	5,321

Non-current
Interest rate derivative not recognized as a hedge	9,859	14,427

Total non-current	9,859	14,427

Total other financial liabilities	14,766	19,748

c)	Hedging liabilities

Hedging liabilities as of December 31, 2011 and December 31, 2010 are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
Interest from the last date of interest rate swap	5,027	3,826
Fair value interest rate derivatives	34,105	24,522
Fair value of foreign currency derivatives	884	13,694

Total current	40,016	42,042

Non-current
Fair value interest rate derivatives	120,304	90,666
Fair value of foreign currency derivatives	—	7,222

Total non-current	120,304	97,888

Total hedging liabilities	160,320	139,930

The foreign currency derivatives correspond to Cross Currency Swaps and forward exchange contracts.

F-1-61

Hedging operation

The fair values by type of derivative, of the contracts held as hedging instruments are presented below:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Forward starting swaps (FSS) (1)	(19,703)	(54,670)
Interest rate options (2)	73	422
Interest rate swaps (3)	(139,733)	(64,344)
Cross currency swaps (CCIRS) (4)	—	26,703
Fuel collars (5)	19,016	17,782
Fuel swap (6)	11,599	28,032
Currency forward (7)	(253)	(13,694)

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate for long-term loans incurred in the acquisition of aircraft to be produced from the future contract date. These contracts are recorded as cash flow hedges.
(2)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate for long-term loans incurred in the acquisition of aircraft. These contracts are recorded as cash flow hedges.
(3)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3, 6 and 12 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.
(4)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the TAB 180 days interest rate and the US dollar-Chilean peso exchange rate. These contracts are recorded as cash flow hedges.
(5)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases.
(6)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases.
(7)	Covers investments denominated in Chilean pesos to changes in the US Dollar – Chilean Peso exchange rate, with the aim of ensuring investment in dollars.

During the years presented, the Company only maintains cash flow hedges. In the case of fuel hedges, the cash flows subject to said hedges will impact results between 1 to 9 months from the consolidated statement of financial position date, whereas in the case of interest rate hedging, the hedges will impact results over the life of the related loans, which are valid for 12 years. With respect to interest and currency hedges, the impact on results will occur continuously throughout the life of the contract (3 years), while cash flows will occur quarterly. Finally, the hedges on investments will impact results continuously throughout the life of the investment (up to 3 months), while the cash flows occur at the maturity of the investment.

During the years presented, all hedged highly probable forecast transactions have occurred.

During the years presented, there has been no hedge ineffectiveness recognized in the consolidated statement of income.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

F-1-62

The amounts recognized in comprehensive income during the year and transferred from net equity to income are as follows:

	For the year ended December 31,
	2011	2010
	ThUS$	ThUS$
Debit (credit) recognized in comprehensive income during the year	(40,368)	(17,855)
Debit (credit) transferred from net equity to income during the year	62	(35,010)

NOTE 21 – TRADE AND OTHER ACCOUNTS PAYABLES

The composition of trade and other accounts payables is as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
(a) Trade and other accounts payable	531,481	500,694
(b) Accrued liabilities at the reporting date	113,605	144,877

Total trade and other accounts payables	645,086	645,571

a)	Trade and other accounts payable as of December 31, 2011 and December 31, 2010 are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Trade creditors	410,533	389,568
Leasing obligations	18,849	26,474
Other accounts payable (*)	102,099	84,652

Total	531,481	500,694

(*)	Includes agreement entitled “Plea Agreement” with the Department of Justice of the United States of America. See detail in Note 22.

F-1-63

Trade and other accounts payables by concept:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Aircraft fuel	134,088	104,404
Boarding Fee	80,253	72,864
Landing and other aviation fees	41,900	43,941
Suppliers’ technical purchases	36,387	29,594
Handling and ground handling	34,743	39,915
Other personnel expenses	32,833	22,445
Professional services and advisory	29,870	21,275
Marketing	22,183	21,041
Aircraft and engines leasing	18,849	26,474
U.S.A Department of Justice (*)	18,387	18,387
In-flight services	12,929	11,761
Maintenance	11,252	8,188
Crew	9,780	28,658
Aviation insurance	6,274	5,931
Communication	5,881	3,146
Others	35,872	42,670

Total trade and other accounts payables	531,481	500,694

(*)	Includes agreement entitled “Plea Agreement” with the Department of Justice of the United States of America. See detail in Note 22.

b)	The liabilities accrued at December 31, 2011 and December 31, 2010, are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Aircraft and engine maintenance	11,178	26,133
Accounts payable to personnel	38,391	52,441
Accrued personnel expenses	46,034	40,974
Others accrued liabilities	18,002	25,329

Total accrued liabilities	113,605	144,877

F-1-64

NOTE 22 – OTHER PROVISIONS

The detail of other provisions as of December 31, 2011 and December 31, 2010 is as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Current
Provision legal claims (1)	7,363	753

Total other provisions, current	7,363	753

Non-current
Provision legal claims (1)	11,710	21,204
Provision for European Commission investigation (2)	10,675	10,916

Total other provisions, non-current	22,385	32,120

Total other provisions	29,748	32,873

(1)	The amount represents a provisions for certain legal claims made against the Company by former employees, regulatory agencies and others. The charge for the provision is shown in the consolidated statement of income in Administrative expenses. It is expected that the current balance as of December 31, 2011 will be applied during the next 12 months.
(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

The movement of provisions between January 1, 2010 and December 31, 2011 is as follows:

	Legal claims	European Commission Investigation	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2010	2,804	25,000	27,804
Increase in provisions	2,872	—	2,872
Acquisition through business combination	17,174	—	17,174
Provision used	(681)	—	(681)
Reversal of unused provision	—	(14,084)	(14,084)
Exchange difference	(212)	—	(212)

Balance as of December 31, 2010	21,957	10,916	32,873

	Legal claims	European Commission Investigation	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2011	21,957	10,916	32,873
Increase in provisions	12,085	—	12,085
Provision used	(3,592)	—	(3,592)
Reversal of unused provision	(11,518)	—	(11,518)
Exchange difference	141	(241)	(100)

Balance as of December 31, 2011	19,073	10,675	29,748

F-1-65

European Commission Provision:

(a) This provision was established because of the investigation brought by the Directorate General for Competition of the European Commission against more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation begun in 2006 regarding possible unfair competition on the air cargo market. This was a joint investigation by the European and U.S.A. authorities. The start of the investigation was disclosed through a significant matter report dated December 27, 2007. The U.S.A. portion of the global investigation concluded when Lan Cargo S.A. and its subsidiary, Aerolíneas Brasileiras S.A. (“ABSA”) signed a Plea Agreement with the U.S.A. Department of Justice, as disclosed in a significant matter report notice on January 21, 2009.

(b) A significant matter report dated November 9, 2010, reported that the General Direction of Competition had issued its decision on this case (the “decision”), under which it imposed fines totaling € 799,445,000 (seven hundred and ninety nine million four hundred and forty-five thousand Euros) for infringement of European Union regulations on free competition against eleven (11) airlines, among which are Lan Airlines S.A. and Lan Cargo S.A., Air Canada, Air France, KLM, British Airways, Cargolux, Cathay Pacific, Japan Airlines, Qantas Airways, SAS and Singapore Airlines.

(c) Jointly, Lan Airlines S.A. and Lan Cargo S.A., have been fined in the amount of € 8,220,000 (eight million two hundred twenty thousand Euros) for said infractions, which was provisioned in the financial statements of LAN. This is a minor fine in comparison to the original decision, as there was a significant reduction in fine because LAN cooperated during the investigation.

(d) On January 24, 2011, Lan Airlines S.A. and Lan Cargo S.A. appealed the decision before the Court of Justice of the European Union. At December 31, 2011, the provision reached the amount of ThUS$ 10,675 (ThUS$ 10,916 at December 30, 2010)

NOTE 23 – OTHER CURRENT NON-FINANCIAL LIABILITIES

Other current non-financial liabilities as of December 31, 2011 and December 31, 2010 are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Deferred revenues	969,873	810,524
Dividends payable	85,318	125,435
Other sundry liabilities	2,446	3,192

Total other non-financial liabilities, current	1,057,637	939,151

F-1-66

NOTE 24 – EMPLOYEE BENEFITS

Provisions for employee benefits as of December 31, 2011 and December 31, 2010, respectively, are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Pension payments	3,559	3,164
Termination payments	280	1,161
Other obligations	9,293	5,332

Total provisions for employee benefits, non-current	13,132	9,657

(a) The movement in payments for termination indemnities and other obligations between January 1, 2010 and December 31, 2011 is as follows:

ThUS$
Opening balance as of January 1, 2010	5,555
Increase (decrease) current service provision	4,825
Benefits paid	(723)

Balance as of December 31, 2010	9,657

Opening balance as of January 1, 2011	9,657
Increase (decrease) current service provision	5,482
Benefits paid	(2,007)

Balance as of December 31, 2011	13,132

(b) The provision for short-term benefits as of December 31, 2011 and December 31, 2010 respectively, is detailed below:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Profit-sharing and bonuses	38,391	52,441

The participation in profits and bonuses corresponds to an annual incentives plan for achievement of objectives.

(c) Employment expenses are detailed below:

	For the year ended December 31,
	2011	2010	2009
	ThUS$	ThUS$	ThUS$
Salaries and wages	764,396	587,148	476,404
Short-term employee benefits	85,681	73,335	58,530
Termination benefits	18,207	11,751	17,408
Other personnel expenses	144,219	121,030	84,329

Total	1,012,503	793,264	636,671

F-1-67

NOTE 25 – NON-CURRENT ACCOUNTS PAYABLE

Non-current accounts payable as of December 31, 2011 and December 31, 2010 are as follows:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Fleet financing (JOL)	271,965	314,372
Other accounts payable (*)	36,000	54,000
Aircraft and engine maintenance	38,540	47,607
Provision for vacations and bonuses	7,982	7,949
Other sundry liabilities	443	1,753

Total non-current liabilities	354,930	425,681

(*)	Agreement entitled “Plea Agreement” with the Department of Justice of United States of America; its short-term part is in trade and other payables. See details in Note 22.

F-1-68

NOTE 26 – EQUITY

(a)	Capital

The capital of the Company is managed and composed in the following form:

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The capital of the Company at December 31, 2011 amounts to ThUS$ 473,907, divided into 340,326,431 common stock of a same series (ThUS$ 453,444 divided into 338,790,909 shares as of December 31, 2010), no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(b)	Subscribed and paid shares

At December 31, 2011, the total number of shares authorized is 488,355,882 shares no par value, according to the capital increase approved at the Extraordinary Shareholders’ Meeting of December 21, 2011 by 147,355,882 ordinary shares no par value. Of this increase, 142,555,882 shares, will be allocated to the proposed merger with companies Sister Holdco S.A. and Holdco II S.A.; and 4,800,000 shares will be allocated to compensation plans for employees of the Company and its subsidiaries. At the end of this year, of the total shares subscribed, before the capital increase mentioned, 340,326,431 shares have been fully paid (includes 7,000 shares paid on 30 December 2011 and registered in the Register of Shareholders in January 2012), leaving 673,569 shares reserved for issuance under option contracts. Between January 1 and December 31, 2011, options for 1,535,522 shares have been exercised.

At December 31, 2010, of the total subscribed shares 338,790,909 were fully paid, with 2,209,091 stock option contracts reserved for issuance.

(c)	Other equity interests

The movement of other equity interest between January 1, 2010 and December 31, 2011 is as follows:

	Stock option plans	Other reserves	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2010	2,477	13	2,490
Stock option plans	3,523	—	3,523
Deferred tax	(599)	—	(599)
Legal reserves	—	49	49

Balance as of December 31, 2010	5,401	62	5,463

F-1-69

	Stock option plans	Other reserves	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2011	5,401	62	5,463
Stock option plans	2,084	—	2,084
Deferred tax	(355)	—	(355)
Transactions with minority interests	—	(1,801)	(1,801)
Capitalization share issuance and placement costs (1)	—	2,672	2,672
Legal reserves	—	429	429

Balance as of December 31, 2011	7,130	1,362	8,492

(1)	Capitalization share issuance and placement costs caused by the capital increase carried out in 2007, as set out extraordinary share holders meeting held on December 21, 2011.

(c.1)	Reserves for stock option plans

These reserves are related to the share-based payments explained in Note 36.

(c.2)	Other sundry reserves

The balance of other sundry reserves comprises the following:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Reserve for the adjustment of the value of fixed assets (1)	2,620	2,620
Transactions with minority interests (2)	(1,801)	—
Share issuance and placement costs (3)	—	(2,672)
Others	543	114

Total	1,362	62

(1)	Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1979, in Circular No. 1,529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.
(2)	Corresponds to the loss generated by the participation of Lan Pax Group S.A., in the capital increase for Aerovías de Integración Regional, AIRES S.A.
(3)	As established in Circular 1,736 of the Superintendence of Securities and Insurance, the next extraordinary shareholders meeting to be held by the parent Company should approve the share issuance and placement costs account to be deducted from the capital paid.

F-1-70

(d)	Other reserves

The movement of other reserves between January 1, 2010 and December 31, 2011 is as follows:

	Currency translation reserve	Cash flow hedging reserve	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2010	(4,924)	(92,230)	(97,154)
Derivatives valuation gains (losses)	—	(17,855)	(17,855)
Deferred tax	(137)	3,035	2,898
Currency translation differences	804	—	804

Balance as of December 31, 2010	(4,257)	(107,050)	(111,307)

Opening balance as of January 1, 2011	(4,257)	(107,050)	(111,307)
Derivatives valuation gains (losses)	—	(40,368)	(40,368)
Deferred tax	1,855	6,862	8,717
Currency translation differences	(10,915)	—	(10,915)

Balance as of December 31, 2011	(13,317)	(140,556)	(153,873)

(d.1)	Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(d.2)	Cash flow hedging reserve

These originate from the fair value valuation at the end of each year of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

(e)	Retained earnings

The movement of retained earnings between January 1, 2010 and December 31, 2011 is as follows:

ThUS$
Opening balance as of January 1, 2010	740,047
Result for the year	419,702
Other decreases	(129)
Dividends	(210,406)

Balance as of December 31, 2010	949,214

Opening balance as of January 1, 2011	949,214
Result for the year	320,197
Other decreases	(632)
Dividends	(151,981)

Balance as of December 31, 2011	1,116,798

F-1-71

(f)	Dividends per share

As of December 31, 2011

	Final dividend 2010	Interim dividend 2011	Interim dividend 2011
Description
Date of dividend	4/29/2011	8/30/2011	12/20/2011
Amount of the dividend (ThUS$)	10,386	56,595	85,000
Number of shares among which the dividend is distributed	339,310,509	339,358,209	340,164,105
Dividend per share (US$)	0.03061	0.16677	0.24988

As of December 31, 2010

	Final dividend 2009	Interim dividend 2010	Interim dividend 2010
Description
Date of dividend	4/29/2010	7/27/2010	12/23/2010
Amount of the dividend (ThUS$)	10,940	74,466	125,000
Number of shares among which the dividend is distributed	338,790,909	338,790,909	338,790,909
Dividend per share (US$)	0.03229	0.21980	0.36896

The Company’s dividend policy is that dividends distributed will be equal to the minimum required by law, i.e. 30% of the net income according to current regulations. This policy does not preclude the Company from distributing dividends in excess of this obligatory minimum, based on the events and circumstances that may occur during the course of the year.

At December 31, 2011 interim dividends were declared for 44.2% of earnings for this year.

NOTE 27 – REVENUE

The detail of revenues is as follows:

	For the year ended December 31,
	2011	2010	2009
	ThUS$	ThUS$	ThUS$
Passengers	4,008,910	3,109,797	2,623,608
Cargo	1,576,530	1,280,705	895,554

Total	5,585,440	4,390,502	3,519,162

F-1-72

NOTE 28 – COSTS AND EXPENSES BY NATURE

a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the year ended December 31,
	2011	2010	2009
	ThUS$	ThUS$	ThUS$
Other rentals and landing fees	671,614	595,214	490,921
Aircraft fuel	1,750,052	1,161,927	959,608
Commissions	209,255	173,397	143,900
Other operating expenses	646,051	506,730	387,106
Aircraft rentals	174,197	98,588	83,712
Aircraft maintenance	182,358	120,642	121,037
Passenger services	136,049	114,221	92,796

Total	3,769,576	2,770,719	2,279,080

b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the year ended December 31,
	2011	2010	2009
	ThUS$	ThUS$	ThUS$
Depreciation (*)	386,644	327,136	295,894
Amortization	9,831	9,355	8,168

Total	396,475	336,491	304,062

(*)	Includes the depreciation of property, plant and equipment and the maintenance cost of aircraft held under operating leases.

c)	Personnel expenses

The costs for personnel expenses are disclosed in provisions for employee benefits (See Note 24).

d)	Financial costs

The detail of financial costs is as follows:

	For the year ended December 31,
	2011	2010	2009
	ThUS$	ThUS$	ThUS$
Bank loan interest	99,093	117,405	113,827
Financial leases	10,617	5,880	4,406
Other financial instruments	29,367	31,994	34,876

Total	139,077	155,279	153,109

F-1-73

Costs and expenses by nature presented in this note are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

NOTE 29 – GAINS (LOSSES) ON THE SALE OF NON-CURRENT ASSETS NOT CLASSIFIED AS HELD FOR SALE

The gains (losses) on sales of non-current assets not classified as Held for Sale as of December 31, 2011 and 2010 are as follows:

		For the year ended December 31,
	2011	2010	2009
	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(172)	1,413	4,278
Investments in companies, associates and joint businesses	—	—	(2)

Total	(172)	1,413	4,276

The gain (loss) on sales for the year is presented in other operating income by function and cost of sales.

NOTE 30 – OTHER INCOME, BY FUNCTION

Other income by function is as follows:

		For the year ended December 31,
	2011	2010	2009
	ThUS$	ThUS$	ThUS$
Duty free	16,874	11,983	9,593
Aircraft leasing	12,701	13,130	20,696
Logistics and courier	10,958	36,778	33,132
Customs and warehousing	24,677	24,673	18,682
Tours	43,952	28,216	31,088
Other miscellaneous income	23,642	18,046	23,160

Total	132,804	132,826	136,351

F-1-74

NOTE 31 – FOREIGN CURRENCY AND EXHANGE RATE DIFFERENCES

a)	Foreign currency

The foreign currency detail of current and non-current assets is as follows:

Current assets	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Cash and cash equivalents	216,094	436,840
Chilean peso	148,274	368,360
Euro	5,688	7,844
Argentine peso	20,020	11,230
Brazilian real	6,616	4,759
Colombian peso	7,668	10,231
Other currency	27,828	34,416
Other current financial assets	4,352	6,726
Brazilian real	1,127	4,740
Colombian peso	2,009	947
Other currency	1,216	1,039
Other current non-financial assets	3,881	2,692
Chilean peso	1,561	1,247
Argentine peso	1,781	419
Brazilian real	52	96
Colombian peso	117	299
Other currency	370	631
Trade and other current accounts receivable	182,434	119,780
Chilean peso	63,818	28,606
Euro	8,266	8,429
Argentine peso	24,879	6,702
Brazilian real	35,467	31,329
Australian dollar	5,567	5,588
Colombian peso	34,583	27,156
Other currency	9,854	11,970
Current accounts receivable from related entities	809	21
Chilean peso	809	21
Current tax assets	67,668	62,455
Chilean peso	15,817	16,805
Argentine peso	20,236	14,477
Brazilian real	8,475	6,735
Mexican peso	18,457	17,477
Colombian peso	2,658	2,615
Other currency	2,025	4,346
Total current assets	475,238	628,514
Chilean peso	230,279	415,039
Euro	13,954	16,273
Argentine peso	66,916	32,828
Brazilian real	51,737	47,659
Mexican peso	18,457	17,477
Australian dollar	5,567	5,588
Colombian peso	47,035	41,248
Other currency	41,293	52,402

F-1-75

Non-current assets	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Other non-current financial assets	4,276	4,504
Brazilian real	1,939	1,991
Colombian peso	2,166	1,970
Other currency	171	543
Other non-current non-financial assets	18,081	1,681
Argentine peso	17,951	1,681
Colombian peso	130	—
Non-current accounts receivable	7,482	7,874
Chilean peso	7,422	7,864
Other currency	60	10
Investment recorded using the method of participation	990	593
Chilean peso	990	593
Goodwill	100,529	94,747
Argentine peso	487	523
Colombian peso	100,042	94,224
Deferred tax assets	50,272	28,943
Colombian peso	45,173	28,943
Other currency	5,099	—
Total non-current assets	181,630	138,342
Chilean peso	8,412	8,457
Argentine peso	18,438	2,204
Brazilian real	1,939	1,991
Colombian peso	147,511	125,137
Other currency	5,330	553

F-1-76

The foreign currency detail of current and non-current liabilities is as follows:

	Up to 90 days		91 days to 1 year
Current liabilities	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$	ThUS$	ThUS$
Other current financial liabilities	—	46,043	—	112,672
Chilean peso	—	41,638	—	112,672
Colombian peso	—	4,405	—	—

Trade and other accounts payables	298,551	240,419	21,082	14,012
Chilean peso	77,141	52,779	10,284	9,559
Euro	10,921	9,438	697	14
Argentine peso	35,542	43,214	—	3,725
Brazilian real	32,898	22,633	9	—
Colombian peso	53,988	44,725	10,019	—
Other currency	88,061	67,630	73	714

Current accounts payable from related	118	74	—	—
Chilean peso	118	74	—	—

Current tax liabilities	10,168	9,700	4,384	2,621
Chilean peso	3,678	3,007	748	1,064
Argentine peso	2,164	240	2,303	1,202
Brazilian real	1,724	1,994	334	—
Colombian peso	942	3,125	999	17
Other currency	1,660	1,334	—	338

Other current non-financial liabilities	32,393	27,729	2,527	1,071
Brazilian real	—	—	235	1,041
Colombian peso	32,036	27,477	1,789	—
Other currency	357	252	503	30

Total current liabilities	341,230	323,965	27,993	130,376
Chilean peso	80,937	97,498	11,032	123,295
Euro	10,921	9,438	697	14
Argentine peso	37,706	43,454	2,303	4,927
Brazilian real	34,622	24,627	578	1,041
Colombian peso	86,966	79,732	12,807	17
Other currency	90,078	69,216	576	1,082

F-1-77

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
Non-current liabilities	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Other non-current financial liabilities	—	61,477	—	—	—	—
Chilean peso	—	61,477	—	—	—	—

Non-current accounts payable	7,665	7,696	76	71	10	5
Chilean peso	6,684	6,721	76	71	10	5
Other currency	981	975	—	—	—	—

Other long-term provisions	21,175	—	—	1,707	—	—
Brazilian real	466	—	—	1,401	—	—
Colombian peso	5,728	—	—	153	—	—
Other currency	14,981	—	—	153	—	—

Non-current provisions for employee benefits	5,528	3,153	—	—	—	698
Argentine peso	1,097	—	—	—	—	698
Colombian peso	4,431	3,153	—	—	—	—

Total non-current liabilities	34,368	72,326	76	3,026	10	703
Chilean peso	6,684	68,198	76	71	10	5
Argentine peso	1,097	—	—	—	—	698
Brazilian real	466	—	—	1,401	—	—
Colombian peso	10,159	3,153	—	1,401	—	—
Other currency	15,962	975	—	153	—	—

General summary of foreign currency:	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
Total assets	656,868	766,856
Chilean peso	238,691	423,496
Euro	13,954	16,273
Argentine peso	85,354	35,032
Brazilian real	53,676	49,650
Mexican peso	18,457	17,477
Australian dollar	5,567	5,588
Colombian peso	194,546	166,385
Other currency	46,623	52,955

Total liabilities	403,677	528,995
Chilean peso	98,739	289,067
Euro	11,618	9,452
Argentine peso	41,106	49,079
Brazilian real	35,666	27,069
Colombian peso	109,932	82,902
Other currency	106,616	71,426

Net position	253,191	237,861
Chilean peso	139,952	134,429
Euro	2,336	6,821
Argentine peso	44,248	(14,047)
Brazilian real	18,010	22,581
Mexican peso	18,457	17,477
Australian dollar	5,567	5,588
Colombian peso	84,614	83,483
Other currency	(59,993)	(18,471)

F-1-78

b)	Exchange differences

Exchange rate differences recognized in results, other than those relating to financial instruments at fair value through profit and loss, accumulated at December 31, 2011 and 2010 generated a loss of ThUS$ 256 and a gain of ThUS$ 13,792, respectively.

Exchange rate differences shown in equity as translation reserves for the year ended December 31, 2011 and 2010 represented a loss of ThUS$ 10,864 and a gain of ThUS$ 708, respectively.

The following shows the current exchange rates for the US dollar at the end of each period:

	As of December 31, 2011	As of December 31, 2010
Chilean peso	519.20	468.01
Argentine peso	4.30	3.97
Brazilian real	1.87	1.66
Peruvian Sol	2.69	2.81
Australian dollar	0.98	0.99
Strong Bolivar	4.30	4.30
Boliviano	6.86	6.94
Uruguayan peso	19.80	19.80
Mexican peso	13.96	12.38
Colombian peso	1,936.00	1,905.10
New Zealand dollar	1.28	1.30
Euro	0.77	0.75

NOTE 32 – EARNINGS PER SHARE

	For the year ended December 31,
Basic earnings	2011	2010
Earnings attributable to controlling company’s equity holders (ThUS$)	320,197	419,702
Weighted average number of shares, basic	339,424,598	338,790,909
Basic earnings per share (US$)	0.94335	1.23882

	For the year ended December 31,
Diluted earnings	2011	2010
Earnings attributable to controlling company’s equity holders (ThUS$)	320,197	419,702
Weighted average number of shares, basic	339,424,598	338,790,909
Adjustment diluted weighted average shares Stock options	271,380	954,544

Weighted average number of shares, diluted	339,695,978	339,745,453

Diluted earnings per share (US$)	0.94260	1.23534

F-1-79

NOTE 33 – CONTINGENCIES

a)	Lawsuits

a1) Actions brought by Lan Airlines S.A. and Subsidiaries.

Company	Court	Case No.	Origin	Stage and level of proceeding	Amounts involved
ThUS$
Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York	07-6022920	Atlantic Aviation Investments LLC. (“AAI”), an indirect subsidiary of Lan Airlines S.A. constituted under the laws of the state of Delaware, sued on August 29, 2007 Varig Logística S.A. (“Variglog”) for the non-payment of four loans under loan agreements governed by the law of New York. These agreements provide for the acceleration of the loans in the event of sale of the original debt or, VRG Linhas Aéreas S.A.	Stage of execution in Switzerland of judgment condemning Variglog to repay the principal, interest and costs in favor of AAI. An embargo is held over the bank account of Variglog in Switzerland by AAI. Variglog is in the process of judicial recovery in Brazil and requested on Switzerland to recognize the judgment that declared the state of judicial recovery (*)	17,100 plus interest and costs

Atlantic Aviation Investments LLC	Supreme Court of the State of New York, County of New York	602286-09	Atlantic Aviation Investments LLC. (“AAI”) sued on July 24, 2009 Matlin Patterson Global Advisers LLC, Matlin Patterson Global Opportunities Partners II LP, Matlin Patterson Global Opportunities Partners (Cayman) II LP and Volo Logistics LLC (a) as representative for Variglog, for failure to pay the four loans indicated in the previous note; and (b) for a default on their obligations of guarantors and other obligations under the Memorandum of Understanding signed by the parties on September 29, 2006.	The court dismissed in part and upheld in part the motion to dismiss counterclaims brought by defendants in the case. Both parties appealed this decision. AAI filed a request for summary Judgement (short trial) that the court ruled favorably. The defendants appealed from this decision that was granted suspensive effect (*)	17,100 plus interest costs and damages
(*) See Note 38

F-1-80

Company	Court	Case No.	Origin	Stage and level of proceeding	Amounts involved
					ThUS$
Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Tax Court of Guayaquil	6319-4064-05	Against the regional director of the Guayaquil Internal Revenue Service for overpayment of VAT.	Favorable sentence at first intance, appeal pending against them.	4,210 plus interest

Lan Airlines S.A.	Tax Tribunal of Quito	23493-A	Against the regional director of the Quito Internal Revenue Service for overpayment of VAT.	Requested sentence.	3,958

Lan Perú S.A.	Administrative Tribunal of Perú	2011	Lan Peru is suing L.A.P. (Lima Airport concession) for wrong amounts charged by the use of hoses at the airport in Lima. These amounts are intended to supplement what has already been obtained in a ruling that ordered Ositran LAP wrong amounts charged back.	First intances.	740

Aerotransportes Mas de Carga S.A. de C.V.	Federal Court of Fiscal and Administrative Justice	24611/08	Judgement of invalidity against the tax authority’s refusal to restore a balance in favor of VAT.	At the stage of offer of proof.	1,000

Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Distric Tax Court No. 2 (Guayaquil)	09504-2010- 0114	Against the regional director of the Guayaquil Internal Revenue Service to determine tax credit decreased for the year 2006.	Practiced evidence	4,565

Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Distric Tax Court No. 2 (Guayaquil)	09503-2010- 0172	Against the regional director of the Guayaquil Internal Revenue Service for non-payment of advance income tax, 2010.	Calling for evidence	696

Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Distric Tax Court No. 2 (Guayaquil)	6886-4499-06	Against the regional director of the Guayaquil Internal Revenue Service for rectification of tax return for 2003.	Sentence pending.	Undetermined

F-1-81

Company	Court	Case No.	Origin	Stage and level of proceeding	Amounts involved
ThUS$

Aerovías de Integración Regional S.A. AIRES S.A.	Section One, Subsection A, the Administrative Tribunal of Cundinamarca		AEROVIAS DE INTEGRACION REGIONAL S.A AIRES S.A. seeks that Act 043 Session of October 20, 2008 of Grupo Evaluador de Proyectos Aerocomerciales GEPA be declared invalid. This relates to the decision of the Director of the UAEAC and Enrique Olaya Herrera airport in Medellin to order the suspension of operations of the company to and from that airport.	On June 17, 2010 a decree was issued by which evidence was presented, the status of which was notified on June 22 of that year. On March 8, 2011 the preliminary stages were completed. On July 6, 2011 per state order, Aerocivil was ordered to pay the fees of the expert witness. An appeal was registered against this judgement on July 22.	ThUS$ 2,033 The estimated amount of damages that were caused to AIRES SA as a result of the suspension of operations at the Enrique Olaya Herrera airport in Medellin.

a2)	Lawsuits against Lan Airlines S.A. and Subsidiaries

Company	Court	Case No.	Origin	Stage and level of proceeding	Amounts involved
					ThUS$

Aerolinhas Brasileiras S.A.	Secretary of Finance of State of Río de Janeiro	2003	The administrative authority of Río de Janeiro, Brazil, notified breach action or fine for alleged non-payment of ICMS (VAT) on import of Boeing-767 aircraft registered No. PR-ABB.	Pending resolution of the review group to annul the fine.	3,000

Lan Cargo S.A.	Civil Court of Asunción, Paraguay	78-362	Request of indemnification for damages brought by the prior general agent in Paraguay.	Pending appeal of the decision to reject one of the exceptions to lack of overt action, made by lawyers for the defendant.	437

F-1-82

Company	Court	Case No.	Origin	Stage and level of proceeding	Amounts involved
					ThUS$

Lan Airlines S.A. y Lan Cargo S.A.	European commission and Canada	—	Investigation of possible breaches of free competition of cargo airlines, especially the fuel surcharge.On December 26, 2007, the Director General for Competition of the European Commission notified Lan Cargo S.A.and Lan Airlines S.A. of the instruction of a process against twenty-five cargo airlines, including Lan Cargo S.A., for alleged breaches of free competition in the European air cargo market, especially the intended fixing of a surcharge for fuel and cargo. Dated November 09, 2010 the Direction General for Competition of the European Commission notified Lan Cargo S.A. and Lan Airlines S.A. the imposition of fines in the amount of ThUS$ 10,675. This fine is being appealed by Lan Cargo SA and Lan Airlines S.A. We can not predict the outcome of the appeal process.	On 14 April 2008, the Company answered the European Commission’s notification. The appeal was presented on January 24, 2011.	10,675

Lan Airlines S.A. and Lan Cargo S.A.	Competition Bureau Canada	—	Investigation for possible infractions of competition from airlines cargo flights, especially fuel surcharges.	Investigation pending.	Undetermined

Lan Cargo S.A. and Lan Airlines S.A.	Canada-Superior Court of Quebec, Supreme Court of British Columbia, Superior Court of Ontario	—	For class actions, as a result of the investigation for possible breaches of competition from airlines cargo flights, especially fuel surcharges. They have filed three lawsuits in Canada (Quebec, British Columbia and Ontario).	Case is in the process of discovery and class certification tests.	850

F-1-83

Company	Court	Case No.	Origin	Stage and level of proceeding	Amounts involved
ThUS$

Lan Cargo S.A. and Lan Airlines S.A.	In the High Court of Justice Chancery Division (England) and Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands).	—

Lawsuit filed against European Airlines by users of freight services in private prosecutions as a consequence of the investigation into alleged breaches of free competition of cargo airlines, especially fuel surcharges. Lan Airlines S.A. and Lan Cargo S.A. have been third- party defendants in such prosecutions in England and the Netherlands.

				Case is in the process of discovery tests.	Undetermined

Lan Logistics, Corp.	Federal Court, Florida, U.S.A.	—	In mid June 2008 a demand was presented for purchase option right for sale of LanBox.	Failed against Lanlogistics, Corp. for $5 million plus interest, which is appealing to the court of appeals.	Undetermined

Aerovías de Integración Regional S.A. AIRES S.A.	Civil Court of the Circuit of Bogota		On December 10th 2008, HK-4491 aircraft was at the Bucaramanga airport and after starting engine n°2 as the starting procedure of engine n°1 began; there was a failure in the startup system and pressurization of the aircraft. The complainant, Mrs. Milena Paez, claims there is a civil contractual liability since, due to hearing loss in her right ear which affected her family, professional, and community life, the airline failed in its obligation to bring the passenger safely to her destination.	Aires S.A. was served the first week of December 2011 on the petition and is in time to answer, the due date being January 23rd 2012	Action against Aires S.A. with an initial aspiration of ThUS$ 1,768 that is ThCOP 1,899,650 (equivalent 3,550 SMMLV plus the corresponding accrued interest since December 2008, title that generates an additional quantity of ThCOP 1,500,000 equivalent to 2,800 SMMLV).

F-1-84

Company	Court	Case No.	Origin	Stage and level of proceeding	Amounts involved
					ThUS$

Aerolinhas Brasileiras S.A.	Conselho Administrativo de Defesa Econômica, Brasil	—	Investigation of alleged breaches of free competition of cargo airlines, especially fuel surcharges.	Investigation pending. CADE and Federal Attorney not yet issued final decisions.	Undetermined

Lan Airlines S.A. “Brazil”	Instituto de Defesa do Consumidor de Sao Paulo	—	The Department of Consumer Protection and Defense (“PROCON”) has applied a fine to Lan Airlines S.A. in the amount of MR$ 1,688 equivalent to approximately ThUS$ 905. This penalty relates to the cancellation of flights to Chile as a product of the 2010 earthquake, holding that Lan Airlines S.A. did not act in accordance with the rules applicable to the facilities and offered no compensation to passengers who could not travel as a result of this extraordinary circumstance.	Fine imposed by the consumer entity Sao Paulo.	905

Lan Perú S.A.	Administrative Tribunal of Peru	2011	LAP (Lima Airport concession) is questioning before an administrative tribunal’s decision to the administrative authority Ositran, which in due course LAP stated that it had to give certain amounts uncollected by Lan Peru for the use of hoses in the Lima Airport.	First instance.	2.109

Lan Cargo S.A	Tribunal of Arbitration, Frankfurt/ Germany		Aerohandling Airport Assistance GmbH (Handling company in Frankfurt/ Airport) is claiming additional payment for Lan Cargo S.A. services offered over the years 2007 to 2010.	Single instance.	820

F-1-85

Considering the stage of process for each of the cases mentioned above and/or the improbable event of obtaining an adverse sentence, as of December 31, 2011 the Company has estimated that is not necessary to make a provision for any case, with the exception of the significant matter relating to the European Commission which was reported to the SVS. A provision of US$ 11 million has been recorded for the decision issued by the European Commission on November 9, 2010.

On May 6 2011, the Directors of Lan Cargo S.A. and Aerolinhas Brasileiras S.A. approved a judicial agreement with the defenders of the civil class action case that was in process before the United States District Court for the Eastern District of New York. From the agreement, Lan Cargo S.A. and Aerolinhas Brasileiras S.A. committed to pay the amount of US$ 59.7 million and US$ 6.3 million, respectively, payments that were already made as of December 31, 2011. This agreement terminates the companies´ obligations with regards to all plaintiffs who will not choose to file a suit in an individual capacity against the companies. The terms of the judgment have not yet been set for the plaintiffs who are considering opting for a separate suit.

NOTE 34 – COMMITMENTS

(a)	Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis. Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets.

Additionally, with respect to various loans signed by its subsidiary Lan Cargo S.A. for the financing of Boeing 767 aircraft, which carry the guarantee of the United States Export – Import Bank, restrictions have been established to the Company’s management and its subsidiary Lan Cargo S.A. in terms of shareholder composition and disposal of assets.

Regarding the various contracts of the Company for the financing of Airbus A320 aircraft, which are guaranteed by the European Export Credit Agencies, limits have been established on some of the Company’s financial indicators. Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets.

In connection with the financing of spare engines for its Boeing 767 and 777 fleet, which are guaranteed by the Export – Import Bank of the United States, restrictions have been placed on the ownership structure of their guarantors and their legal successor in case of merger.

In relation to credit agreements entered into by the Company, for the current year local banks have set limits to some financial indicators of the Company on a consolidated basis.

At December 31, 2011, the Company is in compliance with these covenants.

F-1-86

(b)	Commitments under operating leases as lessee

Details of the main operating leases are as follows:

Lessor	Aircraft	As of December 31, 2011	As of December 31, 2010
ACS Aircraft Finance Bermuda Ltd. – Aircastle (WFBN)	Boeing 737	1	1
AerCap (WFBN)	Airbus A320	—	1
Aircraft 76B-26261 Inc. (ILFC)	Boeing 767	1	—
Aircraft 76B-26327 Inc. (ILFC)	Boeing 767	1	—
Aircraft 76B-26329 Inc. (ILFC)	Boeing 767	1	—
Aircraft 76B-27597 Inc. (ILFC)	Boeing 767	1	—
Aircraft 76B-27613 Inc. (ILFC)	Boeing 767	1	—
Aircraft 76B-27615 Inc. (ILFC)	Boeing 767	1	—
Aircraft 76B-28206 Inc. (ILFC)	Boeing 767	1	—
Aircraft Solutions Lux V S.ÀR.L. (AVMAX)	Bombardier Dhc8-200	1	—
Avolon Aerospace AOE 19 Limited	Airbus A320	1	—
Avolon Aerospace AOE 20 Limited	Airbus A320	1	—
Avolon Aerospace AOE 6 Limited	Airbus A320	1	—
AWAS 4839 Trust	Airbus A320	1	—
BOC Aviation Pte. Ltd.	Airbus A320	1	—
Celestial Aviation Trading 16 Ltd. – GECAS (WFBN)	Boeing 767	1	1
Celestial Aviation Trading 23 Ltd. – GECAS (WFBN)	Boeing 777	1	1
Celestial Aviation Trading 35 Ltd. (GECAS)	Boeing 767	1	1
Celestial Aviation Trading 39 Ltd. – GECAS (WFBN)	Boeing 777	1	1
Celestial Aviation Trading 47 Ltd. – GECAS (WFBN)	Boeing 767	1	1
Celestial Aviation Trading 48 Ltd. – GECAS (WFBN)	Boeing 767	1	—
Celestial Aviation Trading 51 Ltd. – GECAS (WFBN)	Boeing 767	1	1
CIT Aerospace International	Boeing 767	1	1
Delaware Trust Company, National Association (CRAFT)	Bombardier Dhc8-200	9	9
International Lease Finance Corp. (ILFC)	Boeing 737	2	2
International Lease Finance Corp. (ILFC)	Boeing 767	1	8
JB 30244, Inc. – AWAS	Boeing 737	1	1
JB 30249, Inc. – AWAS	Boeing 737	1	1
KN Operating Limited (NAC)	Bombardier Dhc8-400	4	4
MCAP Europe Limited – Mitsubishi (WTC)	Boeing 737	1	1
MSN 167 Leasing Limited	Airbus A340	1	1
MSN 32415, LLC – AWAS	Boeing 737	1	1
NorthStar AvLease Ltd.	Bombardier Dhc8-200	—	1
Orix Aviation Systems Limited	Airbus A320	2	2
Pembroke B737-7006 Leasing Limited	Boeing 737	2	2
Sunflower Aircraft Leasing Limited – AerCap	Airbus A320	2	2
TIC Trust (AVMAX)	Bombardier Dhc8-200	—	1

Total		49	45

F-1-87

During 2011, 7 of 8 Boeing 767 aircraft leased to “International Lease Finance Corp. (ILFC), were transferred by the lessor to seven different special purpose entities. Further, in December 2011, NorthStar AvLease Ltd. transferred a Bombardier Dhc8-200 aircraft to Aircraft Solutions Lux V S.ÀR.L. (AVMAX)

The rentals are shown in results for the period for which they are incurred.

The minimum future lease payments not yet payable are the following:

	As of December 31, 2011	As of December 31, 2010
	ThUS$	ThUS$
No later than one year	169,842	151,781
Between one and five years	443,256	440,632
Over five years	92,264	107,593

Total	705,362	700,006

The minimum lease payments charged to income are the following:

	For the year ended December 31,
	2011	2010	2009
	ThUS$	ThUS$	ThUS$
Minimum operating lease payments (*)	168,369	93,219	81,425

Total	168,369	93,219	81,425

In September 2010, the Company added one Airbus A320-200 aircraft for a period of eight months, the latter finally returned in May 2011. Additionally, in November and December 2010, the Company added two Boeing 767-300F aircraft, with terms of contract for seven and six years respectively.

In January 2011, the Company added to the fleet three aircraft, a Boeing 767-300F with a contract term of five years, one Airbus A320-200 for a period of seven years and one Airbus A319-100 for a period of four months which was returned in May 2011. In July 2011, the Company added two Airbus A320-200 aircrafts for a period of eight years, while in August and September 2011, the Company received an Airbus A320-200 aircraft for a period of eight years. On the other hand, in September 2011 an Bombardier Dhc8-200 aircraft was returned due to termination of the lease term.

(*)	At December 31, 2011, includes an amount of ThUS$ 44,011 as a result of the incorporation of AIRES S.A. as a subsidiary as of December 2010.

The operating lease agreements signed by the Company and its subsidiaries state that maintenance of the aircraft should be done according to the manufacturer’s technical instructions and within the margins agreed in the leasing agreements, a cost that must be assumed by the lessee. The lessee should also contract insurance for each aircraft to cover associated risks and the amounts of these assets. Regarding rental payments, these are unrestricted and may not be netted against other accounts receivable or payable between the lessor and lessee.

F-1-88

At December 31, 2011 the Company has existing letters of credit relations to operating leasing as follows:

Acreedor Garantía	Nombre deudor	Tipo	Valor MUS$	Fecha de liberación
Air Canada	Lan Airlines S.A.	One letter of credit	1,800	Jun 30, 2012
Celestial Aviation Trading 16 Ltd	Lan Cargo S.A.	Two letters of credit	3,500	Apr 25, 2012
Celestial Aviation Trading 35 Ltd	Lan Airlines S.A.	One letter of credit	2,500	Jun 13, 2012
CIT Aerospace International	Lan Airlines S.A.	Two letters of credit	3,240	May 10, 2012
GE Capital Aviation Services Ltd	Lan Cargo S.A.	Eight letters of credit	23,682	Apr 25, 2012
International Lease Finance Corp.	Lan Airlines S.A.	Eight letters of credit	3,880	Aug 25, 2012
Orix Aviation System Limited	Lan Airlines S.A.	Two letters of credit	6,520	May 5, 2012
TAF Mercury	Lan Airlines S.A.	One letter of credit	4,000	Dec 11, 2012
TAF Venus	Lan Airlines S.A.	One letter of credit	4,000	Dec 11, 2012

			53,122

(c)	Other commitments

At December 31, 2011 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
Deutsche Bank A.G.	Lan Airlines S.A.	Two letters of credit	20,000	Jan 31, 2012
The Royal Bank of Scotland plc	Lan Airlines S.A.	Two letters of credit	18,000	Jan 8, 2012
Dirección General de Aviación Civil de Chile	Lan Airlines S.A.	Forty-five certificates of deposits	7,282	Jan 31, 2012
Washington International Insurance	Lan Airlines S.A.	Six letters of credit	2,990	Apr 6, 2012
Dirección Seccional de Aduanas de Bogotá	Línea Aérea Carguera de Colombia S.A.	Two warranty insurance policies	2,702	Apr 7, 2012
Metropolitan Dade County	Lan Airlines S.A.	Five letters of credit	1,675	May 31, 2012

			52,649

F-1-89

NOTE 35 – TRANSACTIONS WITH RELATED PARTIES

a)	Transactions with related parties for the year ended December 31, 2011

Tax No.	Related party	Relationship	Country of origin	Other information on related party	Transaction	Currency	Amount of transactions
							ThUS$
96.810.370-9	Inversiones Costa	Controlling	Chile	Investments	Property rental granted	CLP	71
	Verde Ltda. y CPA	shareholder			Passenger services provided	CLP	19

96.847.880-K	Lufthansa Lan Technical	Associate	Chile	Training center	Property rental granted	CLP	122
	Training S.A.				Payments on behalf received	CLP	(19)
					Training received	CLP	(633)
					Payments on behalf received	US$	(82)
					Training received	US$	(512)

78.591.370-1	Bethia S.A. y Filiales (1)	Other related parties	Chile	Investments	Property rental granted	CLP	546
					Professional advice granted	CLP	300
					Services provided air cargo transport	CLP	1.381
					Other service received	CLP	(109)
					Payments on behalf received	CLP	(345)
					Sale of subsidiaries	CLP	53.386

87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	Fish farming	Passenger services provided	CLP	199

Foreign	Inversora Aeronáutica Argentina	Other related parties	Argentina	Investments	Property rental granted Payments on behalf provided	US$ US$	(412 811)

96.625.340-1	Inversiones Mineras del Cantabrico S.A.	Other related parties	Chile	Investments	Payments on behalf received	US$	(811)

(1)	On April 06, 2011 Lan Cargo S.A. e Inversiones Lan S.A., subsidiaries of Lan Airlines S.A. as sellers, and Servicios de Transporte Limitada and Inversiones Betmin SpA, subsidiaries of Bethia S.A. company, as purchasers, entered into a contract of sale with respect to 100% of the social capital of companies Blue Express Intl Ltda. and Blue Express S.A. The sale value of Blue Express Intl. Ltda and subsidiary was for ThUS$ 53,386.

F-1-90

b)	Transactions with related parties for the year ended December 31, 2010

Tax No.	Related party	Relationship	Country of origin	Other information on related party	Transaction	Currency	Amount of transactions
							ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA	Controlling shareholder	Chile	Investments	Property rental granted Passenger services provided	CLP CLP	77 13

96.847.880-K	Lufthansa Lan Technical	Associate	Chile	Training center	Property rental granted	CLP	17
	Training S.A.				Assignment of debt granted	CLP	18
					Payments on behalf received	CLP	(16)
					Training received	CLP	(356)
					Payments on behalf received	US$	(95)
					Training received	US$	(363)

96.921.070-3	Austral Sociedad Concesionaria S.A.	Associate	Chile	Concessionaire	Landing and other aviation rates received	CLP	(35)
					Basic consumptions received	CLP	(8)
					Aeronautical concession received	CLP	(153)
					Dividend distribution	CLP	73

87.752.000-5	Granja Marina	Other related	Chile	Fish farming	Passenger services provided	CLP	63
	Tornagaleones S.A.	parties

96.669.520-K	Red de Televisión	Other related	Chile	Television	Passenger services provided	CLP	65
	Chilevisión S.A.	parties			Publicity services received	CLP	(100)

96.894.180-1	Bancard Inversiones	Other related parties	Chile	Professional advice	Professional advice received	CLP	(7)

Foreign	Inversora Aeronáutica	Other related	Argentina	Investments	Property rental granted	US$	(271)
	Argentina	parties			Other services provided	US$	13

F-1-91

c)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of vice-presidents, chief executives and directors.

	For the year ended December 31,
	2011	2010
	ThUS$	ThUS$
Remuneration	9,696	7,505
Management fees	185	150
Corrections of value and non-monetary benefits	665	352
Short-term benefits	5,011	4,680
Share-based payments	2,084	3,523

Total	17,641	16,210

NOTE 36 – SHARE-BASED PAYMENTS

The compensation plans implemented through the granting of options to subscribe and pay for shares, which have been granted since the last quarter of 2007, are shown in the consolidated statements of financial position in accordance with IFRS 2 “Share-based payments”, booking the effect of the fair value of the options granted as a charge to remuneration on a straight-line basis between the date of granting the options and the date on which these become vested.

During the last quarter of 2009, the original terms of the plan were amended regarding subscription and payment of options. These modifications were carried out during the first quarter of 2010 and established a new term and exercise price.

The original grant and subsequent amendments have been formalized through the signing of option contracts for the subscription of shares according to the proportions shown in the accrual schedule, which are related to the permanence of the executive on those dates for exercising the options:

Percentage	Period
30%	From October 29, 2010 until March 31, 2012
70%	From October 30, 2011 until March 31, 2012

These options have been valued and booked at their fair value on the grant date, determined using the “Black-Scholes-Merton” method.

All options expire on March 31, 2012.

Number of share options
Stock options under a share-based payment agreement balance as of January 1, 2011	2,209,091
Stock options granted	—
Stock options annulled	—
Stock options exercised	(1,535,522)

Stock options under a share-based payment agreement balance as of December 31, 2011	673,569

F-1-92

Entry data for option valuation model used for stock options granted during the year.

Weighted average share price	Exercise price		Expected volatility	Life of option	Dividends expected	Risk-free interest
US$ 17.3	US$	14.5	33.20%	1.9 years	50%	0.0348

NOTE 37 – THE ENVIRONMENT

In accordance with the General Environment Bases Law issued in Chile and its complementary regulations, there are no provisions that affect the operation of air transport services.

NOTE 38 – SUBSEQUENT EVENTS

The consolidated financial statements of Lan Airlines S.A. and Subsidiaries as of December 31, 2011 have been approved in extraordinary session of the Board February 14, 2012, which was attended by the following directors:

1.	Jorge Awad Mehech,

2.	Darío Calderón González,

3.	Juan José Cueto Plaza,

4.	Juan José Cueto Sierra,

5.	Ramón Eblen Kadis, and

6.	Carlos Alberto Heller Solari.

Judgement against Variglog

On February 2, 2012, Variglog made a filing before the Brazilian court expressing that it was unable to abide by the terms of the judicial reorganization. Variglog shall therefore present a new plan which shall be approved or rejected by the creditors at a Meeting. Up to the date hereof, there is no a fixed date in which Variglog shall present the new plan.

Judgement against Matlin Patterson

On February 7, 2012, the Appellate Court of New York in a unanimous decision confirmed the judgment of the lower court in favor of AAI. With such decision, the staying effect ordered by the Appellate Court on July 28, 2011 ceases and AAI will reassume the procedure before the lower court for determination of damages. In principle, Matlin Patterson may not appeal to the decision of the Appelate Court unless it obtains a special permission from the New York Court of Appeals, the highest court in the State.

Except as mentioned above, subsequent to December 31, 2011 until the date of issuance of these financial statements, the Company has no knowledge of any other subsequent events that may significantly affect the balances or their interpretation.

F-1-93

NOTE 39 – BUSINESS COMBINATIONS

(a)	Aerovías de Integración Regional, AIRES S.A.

On November 26, 2010 Lan Pax Group S.A., a subsidiary of Lan Airlines S.A., acquired 98.942% of the Colombian company Aerovías de Integración Regional, AIRES S.A.

This acquisition was made through the purchase of 100% of the shares of the Panamanian corporations AKEMI Holdings S.A. and SAIPAN Holding S.A., which owned the aforementioned percentage of AIRES S.A. The purchase price was ThUS$ 12,000.

Aerovías de Integración Regional, AIRES S.A., founded in 1980, at the date of acquisition it was the second largest operator within the Colombian domestic market with a market share of 22%. AIRES S.A. offers regular service to 27 domestic destinations within Colombia as well as 3 international destinations. Synergies are expected between the combination of AIRES S.A. in the Colombian market and efficiency of the business model of LAN Airlines S.A. Additionally, better performance is expected by the business of Lan Airlines S.A. (passengers and cargo) through an increase in coverage in Latin America.

The Company has measured the non-controlling interest in AIRES S.A. using the proportionate share of the non-controlling interest in net identifiable assets acquired.

The business combination is recognized in the statement of financial position of Lan Airlines S.A. and Subsidiaries as goodwill of ThUS$ 94,224.

Summary statement of financial position at acquisition date:

	ThUS$		ThUS$
Current assets	27,315	Current liabilities	125,193
Non-current assets	31,652	Non-current liabilities	20,327
		Equity	(86,553)

Total assets	58,967	Total liabilities	58,967

Controlling interest	(82,224)

Goodwill determination:

ThUS$
Controlling interest	82,224
Purchase price	12,000

Goodwill	94,224

(b)	AEROASIS S.A.

Dated February 15, 2011, Lan Pax Group S.A. subsidiary of Lan Airlines S.A. acquired 100% of Colombian society AEROASIS S.A. The purchase price was ThUS$ 3,541.

AEROASIS S.A. is a corporation incorporated under the laws of the Republic of Colombia through Public Deed No. 1206 dated May 2, 2006.

The business combination is recognized in the statement of financial position of Lan Airlines S.A. and Subsidiaries as goodwill of ThUS$ 6,736.

F-1-94

Summary statement of financial position at acquisition date:

	ThUS$		ThUS$
Current assets	1,802	Current liabilities	8,007
Non-current assets	3,010	Non-current liabilities	—
		Equity	(3,195)

Total assets	4,812	Total liabilities & equity	4,812

Controlling interest	(3,195)

Goodwill determination:

ThUS$
Controlling interest	3,195
Purchase price	3,541

Goodwill	6,736

In accordance with IFRS 3, the determined value of goodwill is provisional.

F-1-95

TAM S.A.

Consolidated Financial Statements

At December 31, 2011 and

Report of Independent Registered Accounting Firm

F-2-1

F-2-2

Management’s Report on internal Control Over Financial Reporting

To the Board of Directors and Stockholders of TAM S.A.

The management of TAM S.A. (“TAM” or the “Company”), including the CFO and CEO, is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

TAM’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, TAM’s management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting are effective. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, March 8, 2012

By: /s/ Marco Antonio Bologna

Chief Executive Officer, TAM S.A.

By: /s/ Líbano Miranda Barroso

Chief Financial Officer, TAM S.A.

F-2-3

Report of Independent Registered Accounting Firm

To Board of Directors and Stockholders

TAM S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, statements of comprehensive income (loss), of changes in equity and of cash flows present fairly, in all material respects, the financial position of TAM S.A. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting” . Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers

AuditoresIndependentes

São Paulo, Brazil

March 8, 2012

F-2-4

TAM S.A.

Consolidated Balance Sheet

At December 31,

(In thousands of Reais)

	Note	2011	2010		Note	2011	2010
Assets				Liabilities

Current				Current
Cash and cash equivalents	6	650,081	1,012,220	Accounts payable		645,680	522,364
Financial assets at fair value through profit and loss	4.2	1,684,932	1,407,698	Financial liabilities	18	1,998,000	1,572,093
Trade accounts receivable	7	1,819,011	1,556,781	Salaries and social charges		473,088	466,831
Inventories	8	212,609	198,760	Deferred income	19	1,472,055	1,801,181
Taxes recoverable	9	421,008	57,557	Taxes, charges and contributions		414,203	308,189
Income tax and social contribution recoverable		72,948	18,424	Income tax and social contribution payable			14,339
Prepaid expenses		121,978	162,788	Interest on own capital and dividends		18,418	152,293
Derivative financial instruments	11	27,222	9,895	Derivative financial instruments	11	27,238	20,574
Other receivables	10	85,397	81,234	Other current liabilities	21	197,444	135,658

		5,095,186	4,505,357			5,246,126	4,993,522

Non-current assets held for sale	12	21,474

Non-current				Non-current
Restricted cash		93,824	98,305	Financial liabilities	18	7,166,656	5,786,848
Financial assets – Bank deposits	13	138,009	50,280	Derivative financial instruments	11	43,935	15,286
Deferred income tax and social contribution	23	48,517		Deferred income tax and social contribution	23	45,206	149,440
Deposits in guarantee	14	57,014	51,778	Deferred income	19	207,803	66,420
Prepaid aircraft maintenance	15	547,862	410,306	Provisions	22	271,119	204,271
Other non-current assets	10	46,771	20,595	Taxes, charges and contributions		3,809
Derivative financial instruments	11	8,627	6,568	Refinanced taxes payable under Fiscal Recovery Program	20	436,394	416,675
Property, plant and equipment	16	9,317,951	8,711,850	Other non-current liabilities	21	440,061	237,472

Intangible assets	17	609,994	642,286

						8,614,983	6,876,412

		10,868,569	9,991,968

				Total liabilities		13,861,109	11,869,934

				Equity
				Share capital	24	819,892	819,892
				Other reserves	25	1,232,925	1,602,021

						2,052,817	2,421,913

				Non-controlling interest		71,303	205,478

				Total equity		2,124,120	2,627,391

Total assets		15,985,229	14,497,325	Total liabilities and equity		15,985,229	14,497,325

The accompanying notes are an integral part of this consolidated financial information.

F-2-5

TAM S.A.

Consolidated Statement of Operations

Years ended December 31,

(In thousand of Reais)

	Note		2011	2010	2009
Revenue	26		12,994,486	11,378,691	9,765,506
Operating expenses	27		(12,017,429)	(10,401,678)	(9,555,632)

Operating profit before movements in fair value of fuel derivatives			977,057	977,013	209,874

Movements in fair value of fuel derivatives			40,828	36,585	316,852

Operating profit			1,017,885	1,013,598	526,726

Finance income	29		2,941,572	1,774,489	2,412,686
Finance costs	29		(4,135,770)	(1,672,103)	(1,041,414)
Derivatives designated as cash flow hedge	4.1.1	(d)	(6,584)

Profit (loss) before income tax and social contribution			(182,897)	1,115,984	1,897,998

Income tax and social contribution	23	(a)	(78,616)	(447,054)	(649,539)

Profit (loss) for the year			(261,513)	668,930	1,248,459

Attributable to:
Equity shareholders of TAM S.A.			(335,064)	637,420	1,246,778
Non-controlling interest			73,551	31,510	1,681

Earnings (loss) per share (common and preferred) – in R$
Basic	30		(2.15)	4.22	8.30
Diluted	30		(2.15)	4.20	8.29

The accompanying notes are an integral part of this consolidated financial statement.

F-2-6

TAM S.A.

Consolidated Statement of Comprehensive Income (Loss)

Years ended December 31,

(In thousand of Reais)

	2011	2010	2009
Profit (loss) for the year	(261,513)	668,930	1,248,459

Other comprehensive income (loss)
Currency translation gains (losses) on foreign operations, no tax	2,385	(469)	(20,103)
Cash flow hedge
Cash flow hedge – Recognition in other comprehensive income	(53,515)
Cash flow hedge – Amount recycled into income	1,680
Income tax and social contribution effect	17,624

	(34,211)

Other comprehensive loss for the year	(31,826)	(469)	(20,103)

Total comprehensive income (loss) for the year	(293,339)	668,461	1,228,356

Attributable to:
Equity shareholders of TAM S.A.	(357,821)	636,951	1,226,675
Non-controlling interest	64,482	31,510	1,681

The accompanying notes are an integral part of this consolidated financial statement.

F-2-7

TAM S.A.

Consolidated Statement of Changes in Equity

Year ended December 31,

(In thousand of Reais)

	Attributable to equity shareholders of TAM
	Share capital	Other reserves (Note 25)	Retained earnings (accumulated deficit)	Total	Non-controlling interest	Total
At January 1, 2009	675,497	224,463	(610,694)	289,266	4,234	293,500

Profit for the year			1,246,778	1,246,778	1,681	1,248,459
Other comprehensive income/(loss)
Foreign exchange loss of foreign operations – no tax		(20,103)		(20,103)		(20,103)

Total comprehensive income		(20,103)	1,246,778	1,226,675	1,681	1,228,356

Transactions with owners
Stock options plan		11,409		11,409		11,409
Cancellation of share options		(948)	948
Interest on own capital – R$ 166.45 (per thousand shares in circulation)			(24,998)	(24,998)		(24,998)
Dividends – R$ 1,409.76 (per thousand shares in circulation)			(211,724)	(211,724)		(211,724)
Transfer to legal reserve		49,134	(49,134)
Transfer to profit reserve		353,007	(353,007)

Total of transactions with owners		412,602	(637,915)	(225,313)		(225,313)

Other		(1,831)	1,831		(2,507)	(2,507)

At December 31, 2009	675,497	615,131		1,290,628	3,408	1,294,036

The accompanying notes are an integral part of this consolidated financial statement.

F-2-8

TAM S.A.

Consolidated Statement of Changes in Equity

Year ended December 31,

(In thousand of Reais)

	Attributable to equity shareholders of TAM
	Share capital	Other reserves (Note 25)	Retained earnings/ (Accumulated deficit)	Total	Non-controlling interest	Total
At January 1, 2010	675,497	615,131		1,290,628	3,408	1,294,036

Profit for the year			637,420	637,420	31,510	668,930
Other comprehensive loss
Foreign exchange loss on foreign operations, no tax effect		(469)		(469)		(469)

Total comprehensive income / (loss)		(469)	637,420	636,951	31,510	668,461

Transactions with owners:
Capital increase – Note 1.3	144,395			144,395		144,395
Stock option plan		15,999		15,999		15,999
Treasury shares – Note 25		3,355		3,355		3,355
Transfer to legal reserve		31,871	(31,871)
Dividends – R$ 1,001.34 (per thousand shares in circulation)			(151,387)	(151,387)		(151,387)
Dividends to non-controlling shareholders of Multiplus S.A.					(8,099)	(8,099)
Dividends to non-controlling shareholders of TAM Airlines					(1,288)	(1,288)
Transfer to non-controlling shareholders – Effect on equity of the issuance and sale of new shares of Multiplus S.A. – Note 1.1		489,115		489,115	179,947	669,062
Transfer to profit retention reserve		463,587	(463,587)

Total transactions with owners	144,395	1,003,927	(646,845)	501,477	170,560	672,037

Realization of deemed cost reserve		(9,299)	9,299
Reversal of revaluation reserve in foreign subsidiary – TAM Airlines		(7,269)	126	(7,143)		(7,143)

At December 31, 2010	819,892	1,602,021		2,421,913	205,478	2,627,391

The accompanying notes are an integral part of this consolidated financial statement.

F-2-9

TAM S.A.

Consolidated Statement of Changes in Equity

Year ended December 31,

(In thousand of Reais)

	Attributable to equity shareholders of TAM
	Share capital	Other reserves (Note 25)	Accumulated deficit	Total	Non-controlling interest	Total
At January 1, 2011	819,892	1,602,021		2,421,913	205,478	2,627,391

Loss for the year			(335,064)	(335,064)	73,551	(261,513)
Other comprehensive income (loss):
Foreign exchange loss on foreign operations, no tax		2,265		2,265	120	2,385
Cash flow hedge
Cash flow hedge – Recognition in other comprehensive		(39,141)		(39,141)	(14,374)	(53,515)
Cash flow hedge – Amount recycled into income		1,229		1,229	451	1,680
Deferred income tax and social contribution effect		12,890		12,890	4,734	17,624

		(25,022)		(25,022)	(9,189)	(34,211)

Total comprehensive income (loss)		(22,757)	(335,064)	(357,821)	64,482	(293,339)

Transactions with owners:
Capital reduction of Multiplus – Cash paid to non-controlling interests					(160,984)	(160,984)
Capital increase of Multiplus by non-controlling shareholders – Issuance of shares upon exercise of stock options interest		905		905	446	1,351
Realization of deemed cost reserve		(1,481)	1,481
Dividends by TAM – R$ 193.83 (per thousand shares outstanding)		(30,277)		(30,277)		(30,277)
Dividends of Multiplus to non-controlling interests – Paid (R$ 22,023) and recorded but not yet paid (R$ 18,444)					(40,467)	(40,467)
Dividends of TAM Airlines declared to non-controlling interests					(315)	(315)
Stock option plan		16,360		16,360	2,663	19,023
Acquisition of treasury shares		(1,879)		(1,879)		(1,879)
Sale of treasury shares		5,328	(1,712)	3,616		3,616
Transfer of accumulated losses to profits reserve		(335,295)	335,295

Total transactions with owners		(346,339)	335,064	(11,275)	(198,657)	(209,932)

At December 31, 2011	819,892	1,232,925		2,052,817	71,303	2,124,120

The accompanying notes are an integral part of this consolidated financial statement.

F-2-10

TAM S.A.

Consolidated Statement of Cash Flows – Indirect Method

Years ended December 31,

(In thousand of Reais)

	Note	2011	2010	2009
Cash flows generated from operating activities	32	1,331,061	1,002,438	587,165
Taxes paid		(346,772)	(83,579)	(83,429)
Interest paid		(358,387)	(282,058)	(312,633)

Net cash generated by operating activities		625,902	636,801	191,103

Cash flows from investing activities
Restricted cash redeemed		23,248
Investment in restricted cash			(18,935)	(79,370)
Cash paid on acquisition of Pantanal, net of cash acquired	1.2		(9,044)
Proceeds from sale of property, plant and equipment (PPE)		9,159	27,028	35,869
Purchases of property, plant and equipment		(142,994)	(84,613)	(334,896)
Purchases of intangible assets		(80,006)	(135,639)	(135,296)
Purchases of assets of TAM Milor including TAM Brands			(98,444)
Deposits in guarantee
Reimbursements		17,765	15,657	60,697
Deposits made		(24,080)	(9,485)	(27,922)
Pre delivery payment
Reimbursements		123,681	150,486
Payments		(415,574)	(216,254)

Net cash used in investing activities		(488,801)	(379,243)	(480,918)

Cash flow from financing activities
Sale of treasury shares		3,616	3,355
Acquisition of treasury shares		(1,879)
Capital reduction of Multiplus – Cash paid to non-controlling interests		(160,984)
Capital increase of Multiplus by non-controlling shareholders – Issuance of shares upon exercise of stock option		1,351
Net cash received in a public offering of shares of Multiplus	1.1		657,048
Cash proceeds from issuance of shares in connection with acquisition of assets of TAM Milor	1.3		72,963
Dividends and interest on own capital paid to non-controlling shareholders of Multiplus		(23,241)	(7,790)
Dividends paid to non-controlling shareholders of TAM Airlines		(315)	(1,288)
Dividends paid – TAM S.A.		(181,460)	(233,325)
Short and long-term borrowings
Issuance		101,429	69,602	236,581
Payments		(148,973)	(179,939)	(70,714)
Debentures
Issuance				592,686
Payments		(166,666)	(166,666)
Bonds – issuance		777,209
Capital element of finance leases		(699,327)	(534,470)	(567,649)

Net cash used in financing activities		(499,240)	(320,510)	693,202
Net increase (decrease) in cash and cash equivalents		(362,139)	(62,952)	403,387

Cash and cash equivalents at the beginning of the year		1,012,220	1,075,172	671,785

Cash and cash equivalents at the end of the year		650,081	1,012,220	1,075,172

Supplementary information on cash flows:
Non cash investing and financing activities
Acquisition of aircraft under finance leases		705,586	989,212	181,201
Acquisition of assets of TAM Milor through issuance of shares			71,444
Financing obtained for direct payment to suppliers		128,808	255,073
Acquisition of other PPE under financial leases		33,726
Financed pre-delivery payment		94,379

The accompanying notes are an integral part of this consolidated financial statement.

F-2-11

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

1.	General information and business developments

TAM S.A (“TAM” or the “Company” and subsidiaries) was incorporated on May 12, 1997, to invest in companies which carry out air transportation activities. The Company wholly owns TAM Linhas Aéreas S.A. (TLA), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and also owns 94.98% of Transportes Aéreos del Mercosur S.A. (TAM Airlines), an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia. TAM is incorporated and domiciled in Brazil and its registered office is in Av. Jurandir, 856, Lot 4, 1st floor, São Paulo, SP. The company is controlled by TAM – Empreendimentos e Participações S.A. (incorporated in Brazil), which is owned by the Amaro family, and which owns 85.36% of the Company’s common shares and 25.09% of the Company’s preferred shares. The remaining shares are widely held.

On July 15, 2005, the Company concluded a public offering of shares on the São Paulo Stock Exchange – BOVESPA. On March 10, 2006 the Company made an additional public offering – this time on the BM&F – Bolsa de Valores, Mercadorias e Futuros (BM&F Bovespa) and in the New York Stock Exchange – NYSE (in the form of American Depositary Shares – ADS), which was concluded on April 6, 2006.

The Company, through its subsidiary TLA, controls the companies TAM Capital Inc, (TAM Capital), TAM Capital Inc, 2 (TAM Capital 2), TAM Financial Services 1 Limited (TAM Financial 1), TAM Financial Services 2 Limited (TAM Financial 2) and as from May 2011 also TAM Capital Inc, 3 (TAM Capital 3) and Financial Services 3 Limited (TAM Financial 3 – was established in August 2011) all headquartered in the Cayman Islands, whose main activities involve aircraft acquisition and financing and issuance of debt. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM. TLA also controls the company TAM Viagens e Turismo Ltda. (TAM Viagens), whose corporate purpose is to carry out the activities of a travel and tourism agency.

The Company controls TP Franchising Ltda. whose corporate purpose is the development of franchises.

These consolidated financial statements, of TAM and its subsidiaries were approved by the Board of Executive Officers on February 10, 2012.

1.1	Multiplus S.A. (2010)

The Extraordinary General Meeting (AGE) held on October 28, 2009, it was approved the change of the name of Q.X.S.P.E. Empreendimentos e Participações S.A. to Multiplus S.A. (Multiplus). Multiplus’s main activity is the development and management of customer loyalty programs. A public offering of shares of Multiplus was consummated on February 5, 2010. On February 3, 2010 Multiplus was listed as a public traded company on the BMF&Bovespa. On February 5, 2010, upon closing of the Initial Public Offering, Multiplus obtained proceeds in the gross amount of R$ 692,385, net of issue costs of R$ 35,337 (including the related tax effect of R$ 12,014) through the issuance of 43,274,000 shares of common stock of Multiplus at the issue price of R$ 16.00 per share. At the time of the public offering, the transactions and activities of Multiplus were minimal and Multiplus had shareholders equity of less than R$ 1 (one thousand reais). As a result of the public offering TAM had its interest in Multiplus reduced from 100% to 73.17% while maintaining the control. The sale of shares in the public offering resulted in an increase in the participation of non-controlling interest of R$ 179,947 and in a transfer from non-controlling interests to shareholder of TAM of R$ R$ 489,115. On October 10, 2011, as result of capital increase upon exercise of stock options of Multiplus, the interest of TAM in Multiplus was reduced to 73.14% with a corresponding increase in non-controlling interests.

F-2-12

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

1.2	Acquisition (2010) and subsequent merger (2011) of Pantanal Linhas Aéreas S.A.

Since March 15, 2010, the date on which its purchase was approved by ANAC – the National Agency of Civil Aviation, the Company controls Pantanal Linhas Aéreas S.A. (Pantanal). Pantanal was at the date of acquisition under bankruptcy protection.

On December 22, 2011, the Board of Directors approved the incorporation of a wholly-owned subsidiary named Corsair Participações S.A. (“Corsair”). On December 27, 2011, a split-off of Pantanal took place by which were transferred to Corsair the liabilities of Pantanal which are subject to the repayment plan in the bankruptcy proceedings and assets to discharge such obligations and Corsair remains under bankruptcy proceedings. On December 29, 2011, Pantanal merged into TLA. The merger did not have any impact on the consolidated financial statements.

1.3	Acquisition (2010) and subsequent merger (2011) of TAM Milor

On July 13, 2010, TLA acquired TAM Milor which was the holder of the brand “TAM” and other related brands (TAM Brands) which are used by the Company, by TLA and other related companies. On March 1, 2011, the Company legally merged its subsidiary TAM Milor into the Company. The merger did not have any impact on the consolidated financial statements.

The payment by TLA in 2010 was negotiated as follows: (a) cash payment of R$ 25,481 at the agreement date, and (b) issuance of a promissory note by TLA to the selling shareholders in the amount of R$ 144,395 (“Promissory Notes”), totaling R$ 169,876. The amount represented by the promissory note was converted into a capital increase in the Company, within the authorized capital limit, totaling the issuance of 5,621,634 new shares.

1.4	Non-binding agreement with Trip (2011)

On March 29, 2011, the subsidiary TLA and TRIP Linhas Aéreas S/A. (“TRIP”) signed a “Term Sheet”, with no binding effect, in order to identify possible opportunities for strengthening and expanding their businesses through the development of a strategic complementary alliance complementary to the existing Codeshare Agreement. Pursuant to the Term Sheet signed, if and when binding documents are executed, and after meeting conditions precedents that may be mutually agreed (including the approval by the applicable authorities), TLA may ultimately acquire a non-controlling interest in TRIP representing 31% of its total capital comprised by 25% of its voting capital and the remaining interest through non-voting preferred shares.

1.5	Association with LAN Airlines S.A. (2011)

On January 18, 2011, the Company published a significant event, informing that TAM and LAN Airlines S.A. had signed two agreements named Implementation Agreement and Exchange Offer Agreement, regulating the final terms and conditions for the association contemplated in the Memorandum of Understanding entered into on August 13, 2010. The agreements define the new structure that will be established to create LATAM Airlines S.A. (LATAM), as well as the form of corporate management that will coordinate this new structure. On March 3, 2011 the National Civil Aviation Agency (Agência Nacional de Aviação Civil – ANAC), issued the authorization for the transfer of shares of TAM, the holding company that has direct ownership interest in the capital of companies that provide public air transportation activities (TLA and Pantanal) in order to continue the combination process with LAN. The operation was approved by ANAC, Brazilian authority, and Tribunal de Defensa de la Libre Competencia (TDLC), Chile authority, on March 3, 2011 and September 21, 2011, respectively.

F-2-13

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

On December 14, 2011, the Administrative Council for Economy Defense (Conselho Administrativo de Defesa Econômica – CADE), a Brazilian competition regulator, approved the merger between TAM and LAN.

This was the last remaining approval by a competition regulator. CADE gave its approval imposing two conditions: that LATAM resigns to one of the airline alliances currently integrated by TAM (Star Alliance) and LAN (Oneworld), and that TAM must grant two pairs of slots on the Sao Paulo/Guarulhos – Santiago route. The airlines have been assessing these measures, as well as the conditions imposed by the Tribunal de Defensa de la Libre Competencia (TDLC).

On December 2011, the stockholders of LAN approved the merger with TAM (by a majority of over 99.99% of the shares voted), the change to the company’s corporate name from LAN Airlines S.A. to LATAM Airlines Group S.A. and other necessary transactions contemplated in the agreements between the parties.

Consummation of the transaction will result in LAN Airlines S.A. becoming the holding company of the combined companies. The transaction is proposed to be consummated through:

a.	an offer by Holdco II S.A. to the non-controlling shareholders of TAM to exchange its common and preferred shares or ADRs by shares of a Holdco II S.A. (“Holdco II”) , a Chilean company,

b.	the contribution by the controlling-shareholders of TAM of the common and preferred shares they hold to other holding Chilean companies (Holdco I S.A. or “Holdco I” and Sister Holdco S.A. or “Sister Holdco”)

c.	after Holdco II accepts for exchange common and preferred shares of TAM from non-controlling shareholders and before the exchange is settled Holdco II and Sister Holdco will merge into LAN Airlines S.A., and

d.	ultimately as result of the proposed transactions:

i.	LAN will own all the preferred shares of TAM that were acquired as result of the exchange offer or were contributed by the controlling-shareholders,

ii.	Holdco I will own all the common shares that were acquired as result of the exchange or were contributed by the controlling shareholders, and in turn LAN will own 20% of the voting shares and 100% of the non-voting shares of Holdco I and the controlling shareholders of TAM will own 80% of the voting shares of Holdco I, and

iii.	TAM shareholders will have received upon the exchange offer 0.90 shares of LAN Airlines S.A. for each share (common or preferred) or ADS of TAM previously held

The exchange offer described above is subject to several conditions including: (a) non-controlling shareholders representing more than 66.66% of the non-controlling shareholders of TAM accepting the offer, (b) the quantity of shares of TAM tendered for exchange in the exchange offer by non-controlling shareholders plus the quantity of shares of TAM held by the controlling shareholders representing more than 95% of all shares outstanding of TAM allowing TAM to compulsorily redeem all shares not tendered in the exchange offer.

If the transaction is consummated TAM intends to have its shares delisted from BM&F Bovespa and NYSE. The Company currently expects the transaction to be closed during the first quarter of 2012.

2.	Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

F-2-14

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

2.1	Basis of preparation

The consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board – (“IASB”).

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The consolidated financial statements have been prepared under the historical cost convention modified to the fair value measurement for derivative financial instruments.

2.2	Basis of consolidation and investments in subsidiaries

The main accounting practices adopted in the preparation of these financial statements are as follows:

(a)	Subsidiaries

The consolidated financial statements include the financial statements of TAM and its subsidiaries, including special purpose entities. Control is obtained when the Company has the power to govern the financial and operating policies, generally as a result of holding more than half of the voting rights. The existence and the effect of potential voting rights, currently exercisable or convertible, are taken into account to assess whether TAM controls another entity. Subsidiaries are fully consolidated as from the date when control is transferred to TAM and are no longer consolidated as from the date when such control ceases.

The results of subsidiaries acquired during the year are included in the consolidated statements of operations and of comprehensive income/loss as from the actual acquisition date. The comprehensive loss/ income balance is attributable to the Company’s owners and to non-controlling interests, even if results in a negative balance of these interests. When necessary, the financial statements of subsidiaries are adjusted to conform their accounting policies to those established by the Company. Intercompany transactions and balances and unrealized gains are eliminated. Unrealized losses are also eliminated, although they are considered as an indicator of impairment of the transferred asset.

(ii)	Transactions and non-controlling interests

In the consolidated financial statements, any changes in the Company’s interests in subsidiaries that do not result in loss of the Company’s control over subsidiaries are recorded as capital transactions. The account balances of the Company’s interests and non-controlling interests are adjusted to reflect changes in their interests in subsidiaries. The difference between the fair value of consideration paid or received is recorded directly in equity and attributed to the Company’s owners.

When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value, and any change in the carrying amount is recognized in profit or loss. The fair value is the initial carrying amount for subsequent recognition of the retained interest in an associate, a joint venture or a financial asset. Also, any amounts previously recognized in other comprehensive income related to that entity are recorded as if TAM had directly disposed of the related assets or liabilities. This means that the amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Non-controlling interests represent the portion of profit or loss and of equity of subsidiaries that is not held by TAM, and is recorded in a separate line item in the consolidated balance sheet.

F-2-15

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(iii)	Companies included in the consolidated financial statements

			Ownership and voting power %
	Reporting date	Ownership	December 31, 2011	December 31, 2010	December 31, 2009
TLA	12.31.2011	Direct	100.00	100.00	100.00
TAM Viagens (i)	12.31.2011	Indirect	99.99	99.99	99.99
TAM Capital (i)	12.31.2011	Indirect	100.00	100.00	100.00
TAM Capital 2 (i)	12.31.2011	Indirect	100.00	100.00	100.00
TAM Capital 3 (i)	12.31.2011	Indirect	100.00
TAM Financial 1 (i)	12.31.2011	Indirect	100.00	100.00	100.00
TAM Financial 2 (i)	12.31.2011	Indirect	100.00	100.00	100.00
TAM Financial 3 (i)	12.31.2011	Indirect	100.00
Fundo Spitfire II (Fund for investment restricted to TAM and its subsidiaries) (ii)	12.31.2011	Indirect	100.00	100.00	100.00
TP Franchising	12.31.2011	Direct	100.00	100.00	100.00
TAM Airlines	11.30.2011	Direct	94.98	94.98	94.98
Multiplus	12.31.2011	Direct	73.14	73.17	100.00
Pantanal (iv)	12.31.2011	Direct		100.00
TAM Milor (iii)	12.31.2011			100.00
Corsair (v) (i)	12.31.2011	Direct	100.00

(i)	TAM’s investments are held indirectly through TLA.
(ii)	TAM’s investment is held 21% directly, 30% through TLA and 49% through Multiplus, respectively.
(iii)	TAM Milor was merged into the Company on March 1, 2011.
(iv)	Pantanal was merged into TLA in December 29, 2011.
(v)	Incorporated in December 2011 through a spin-off of Pantanal.

2.3	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of TAM’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The financial statements are presented in Brazilian reais (“Real”), which is the Company’s presentation currency.

F-2-16

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The country of incorporation and the functional currency of the subsidiaries are presented below:

Company	Local	Functional currency
TLA	Brazil	Real
TAM Viagens	Brazil	Real
TAM Capital	Cayman Islands	Real
TAM Capital 2	Cayman Islands	Real
TAM Capital 3	Cayman Islands	Real
TAM Financial	Cayman Islands	Real
TAM Financial 2	Cayman Islands	Real
TAM Financial 3	Cayman Islands	Real
Fundo Spitifire II (Fund for investment restricted to TAM and its subsidiaries)	Brazil	Real
TP Franchising	Brazil	Real
TAM Airlines	Paraguay	Guarani
Multiplus	Brazil	Real
Corsair	Brazil	Real

(b)	Transactions and balances

In the preparation of the financial statements of each consolidated entity, transactions in foreign currency, that is, any currency different from the functional currency of each company, are recorded at the exchange rates at the date of each transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Other non-monetary items that are remeasured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange gains and losses on the settlement of such transactions and the translation of monetary assets and liabilities in foreign currencies are taken to statement of operations.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the in the statement of operations, except when deferred in other comprehensive income as qualifying cash flow hedge.

(c)	Translation

In preparing the consolidated financial statements, the statement of operations, the cash flow statement and all other movements in assets and liabilities of the subsidiary TAM Airlines (the only subsidiary that has a functional currency different than the Brazilian reais) are translated at annual average rates of exchange, which are considered a good approximation to the exchange rates prevailing on the dates of the underlying transaction. The statement of financial position is translated at year-end rates of exchange.

The effects of exchange rate changes during the year on net assets at the beginning of the year are recorded as a movement in stockholders’ equity, as is the difference between profit of the year retained at average rates of exchange and at year-end rates of exchange.

F-2-17

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

Cumulative exchange differences arising are reported as a separate component of equity within the reserves “Other reserves”. In the event of disposal or part disposal of an interest in a company either through sale or as a result of a repayment of capital, the cumulative exchange difference is recognized in the statement operations as part of the profit or loss on disposal.

2.4	Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, short-term investments highly liquid with original maturities of three months or less and which are subject to an insignificant risk of changes in value.

2.5	Restricted cash

Restricted cash represents pledged deposits with the purpose of guaranteeing some of Company’s derivatives and long-term financings.

2.6	Financial instruments

Financial assets and liabilities are recognized when the Company is a party to the contractual provisions of the instrument.

Financial assets and liabilities are initially measured at fair value. Transaction costs directly attributable to the acquisition or issue of financial assets and liabilities (except financial assets and liabilities recognized at fair value through profit or loss) are added to or deducted from the fair value of financial assets and liabilities, if applicable, after the initial recognition. Transaction costs directly attributable to the acquisition of financial assets and liabilities at fair value through profit or loss are immediately recognized in profit or loss.

2.7	Financial assets

The Company’s financial assets are classified in the following categories: measured at fair value through profit or loss (including derivative financial instruments) and loans and receivables. There are no financial assets classified as available-for-sale or held-to-maturity. The classification depends on the nature and purpose for which financial assets was acquired and is determined at the initial recognition date. All normal acquisitions or disposals of financial assets are recognized or derecognised based on the trade date. Normal acquisitions or disposals correspond to acquisitions or disposals of financial assets that require the delivery of assets within the term established by means of a standard or market practice.

(a)	Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit or loss are financial assets held for active and frequent trading. Derivatives are also considered as held for trading and, therefore, are classified into this category, unless they have been designated as hedge instruments. Assets of this category are classified as current assets. Gains or losses arising from changes in the fair value are recognized in the statement of income in line item “Financial income/finance costs” in the period in which they occur, unless the instrument has been contracted in connection with another transaction. In this case, changes are recognized in the same profit or loss line in which the hedged transaction was recognized.

F-2-18

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including Trade accounts receivable, Cash and cash equivalents, Other receivables, Restricted Cash and Financial assets – Bank deposits) are measured at amortized cost using the effective interest method, less any impairment loss. They are classified in current assets, except those with maturities of more than 12 months after the reporting date, which are classified as non-current assets.

2.7.1	Measurement of financial assets

Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of operations. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

The fair values of quoted investments are based on current bid prices. For unlisted and for listed securities where the market for a financial asset is not active TAM establishes fair value using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same and discounted cash flow analysis.

2.7.2	Impairment of financial assets

Financial assets, except those designated at fair value through profit or loss, are assessed based on impairment indicators at the end of each reporting period. Impairment losses are recognized if, and only if, there is objective evidence of impairment of the financial asset as a result of one or more events that occurred after its initial recognition, with impact on the estimated cash flows of this asset.

The criteria used to determine if there is objective evidence of impairment may include:

•	Significant financial difficulty of the issuer or counterparty;

•	Breach of contract, such as a default or delinquency in interest or principal payments;

•	Probability of the debtor entering bankruptcy or financial reorganization; or

•	Disappearance of an active market for that financial asset because of financial difficulties.

For certain categories of financial assets, such as accounts receivable, the assets that are assessed as not impaired in an individual assessment may, subsequently, be assessed as impaired in a collective assessment. Objective evidence of impairment for a receivables portfolio may include the Company’s past experience in the collection of payments and the increased number of delayed payments after a period of days, as well as observable changes in the national or local economic conditions related to defaults on receivables.

The carrying amount of the financial asset is reduced directly by the impairment loss for all financial assets, except for accounts receivable, in which the carrying amount is reduced through the use of a provision. Subsequent recoveries of amounts previously written off are credited to the provision. Any changes in the carrying amount of the provision are recorded in profit or loss.

F-2-19

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

2.8	Trade accounts receivable

Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. In practice, due to the short term nature of the receivables, they are usually recognized at the invoiced amount. A provision for impairment of trade receivables (allowance for doubtful receivables) is recognized when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of operations. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited to the statement of operations.

2.9	Inventories

Inventories, consisting mainly of spare parts and materials to be used in maintenance and repair activities, are stated at the average acquisition cost, or realizable value where lower, net of provisions to write down the value of obsolete items.

2.10	Derivative financial instruments and hedging operations

Derivative financial instruments are initially recognized at fair value at the date when a derivative contract is entered into and are subsequently remeasured at fair value. Transaction costs are recognized as expenses as incurred. They are classified in current assets, except those with maturities of more than 12 months after the reporting date, which are classified as non-current assets.

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Multiplus designates certain derivatives as hedges of the foreign exchange risk of highly probable forecasted sales of points (cash flow hedge).

Any changes in the fair value of financial instruments not designated as hedge for accounting purposes are immediately recognized in profit and loss.

(a)	Derivative financial instruments entered into by TAM Linhas Aéreas

Although TLA uses derivatives to mitigate the economic effects of changes in exchange rates and international oil prices, it does not apply hedge accounting. Any changes in the fair value of financial instruments are immediately recognized in profit and loss. TLA has not classified any derivative instrument in a hedge relationship.

Gains and losses arising from changes in the fair value of fuel derivatives are presented separately in the statement of operations.

(b)	Derivative instruments entered into by Multiplus

Multiplus designates certain derivatives as hedge of a the foreign exchange rate risk associated with highly probable forecast transaction (cash flow hedge).

F-2-20

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

Multiplus decided to apply hedge accounting considering that revenue from the sales of points to financial institutions is recognized after billing to the financial institutions and only at the moment when the participants in the loyalty program redeem their points for awards and that there is a mismatch between the moment at which points are billed and recognized as deferred revenue and the moment at which points are redeemed and revenue is recognized in the statement of operations. By applying hedge accounting management believes that it reduces the mismatch between the timing of the recognition of the effects of the derivative financial instruments in the statement of operations and the timing of the recognition of revenue with respect to the transactions being hedged. Management also expects that a highly-effective hedge relationship will reduce the impact of the derivative instruments that is recognized under finance income and finance expense in the statement of operations.

Multiplus deems the cash flows from future sales of points to financial institutions designated for hedge as highly probable and categorizes the change in the intrinsic value of the derivative instruments contracted to protect those cash flows against exchange rate variations as “cash flow hedge” of such future sale. Derivative financial instruments designated as hedging instruments under hedge accounting are recognized as assets and liabilities in the balance sheet and are measured at fair value initially and subsequently remeasured to fair value. The change in fair value attributable to the effective portion of the hedge relationship is recognized in other comprehensive income within shareholder’s equity and the ineffective portion and the time value which is not part of the hedging relationship, is recognized directly in the statement of operations. The effective portion originally recognized in shareholder’s equity in other comprehensive income, will only be released or recycled into the statement of operations when the hedged item affect the statement of operations. However, when a hedged item expires or when a hedge operation no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in stockholder’s equity, at the time, remains in stockholders´equity until the moment in which the forecasted transaction is ultimately recognized in income.

The gain or loss relating to the ineffective portion is recognized immediately in the statement of operations within finance income and finance expenses. No significant amount of ineffectiveness has been recognized in the statement of operations for the periods presented.

Multiplus documents at the inception of the hedge relationship each operation, the relationship between hedging instruments and hedged items, including the risk management objectives and the strategy for the entering into the hedge transactions. Multiplus also documents, both at inception of the hedge relationship and on an ongoing basis, the calculations and /or assessments of whether the changes in the intrinsic value of the derivative instruments designated as hedging instruments are highly effective in offsetting the changes in cash flows in Reais attributable to the change in the exchange rate between the Brazilian real and the U.S dollar of the highly probable future sales of points.

The hedging instruments are considered to be effective when the variation in the cash flow of the hedging instruments offsets between 80% and 125% of the changes in the hedged transaction.

2.11	Non-current assets held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and the sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

F-2-21

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

2.12	Intangible assets

(a)	Computer software and IT projects

Expenses related to software maintenance are recognized as expenses as they are incurred. Expenses directly related to internally developed software and other IT projects include materials, costs incurred with software development companies and other direct costs. They are capitalized as intangible assets when it is probable they will generate economic benefits greater than their costs, considering their economic and technological viability. Computer software development costs recognized as assets are amortized on a straight-line basis over their estimated useful life, which does not usually exceed 5 years.

(b)	Other intangible assets

Include amounts related to: (a) right to slots arising from the acquisition of Pantanal in March 2010, based on the expected profitability of operating regular flights from the airports object of the acquired right, (b) the “TAM” brand acquired in July 2010 as result of the acquisition of TAM Milor, and (c) licenses and other contractual rights acquired from third parties, which are capitalized as intangible assets and amortized over their estimated useful life.

The carrying value of intangible assets is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable, or if the intangible assets have not yet started to be used and amortized.

(c)	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Company interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquired entity and the fair value of the non-controlling interest in the acquire.

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (CGUs), that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or charges in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

2.13	Property, plant and equipment including aircraft pre-delivery payments

Assets included in property, plant and equipment, including rotable parts, are recorded at acquisition cost or construction cost including interest and other financial charges capitalized. Depending on the type of the asset and the timing of its acquisition, the cost refers to the historical acquisition cost, deemed cost, or to the historical acquisition cost adjusted for the effects of hyperinflation, in the years in which the Brazilian economy was considered hyperinflationary. Brazil was considered a hyperinflationary economy for IFRS purposes until 1997.

Land is not subject to depreciation. Each component of the asset that has a significant cost in relation to the total asset is depreciated separately. Depreciation is recognized based on the estimated useful life of each asset under

F-2-22

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

the straight-line method, so that the cost less its residual value after its useful life is fully written off. The estimated useful life, residual values and depreciation methods are reviewed annually and the effect of any changes in estimates is accounted for prospectively. The useful lives of items of equipment are shown in Note 16. Assets held through finance leases, as well as related rotables and spare engines purchased separately, are depreciated over the shorter of the useful life of the asset and the lease term.

Under IAS 16 – “Property, plant and equipment”, major engine overhauls including replacement spares and labor costs, are considered as a separate component and depreciated over the average expected period to the next major overhaul (the “built-in overhaul method”). All other replacement spares and other costs relating to maintenance of flight equipment assets, including all amounts payable under “power by the hour” maintenance contracts, are charged to the statement of operations on consumption or as incurred respectively, as described under item (b) below.

Interest costs incurred on borrowings that fund progress payments on assets under construction, including pre-delivery payments to the acquisition of new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or the aircraft delivery.

The carrying value of property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate the carrying value might be greater than its estimated recoverable amount.

A property, plant and equipment item is written off after disposal or when there are no future economic benefits expected as a result of the continued use of the asset. Any gains or losses on the sale or disposal of a property, plant and equipment item are determined by the difference between the amounts received from the sale and the carrying amount of the asset and are recognized in profit or loss.

(a)	Pre-delivery payments

Pre-delivery Payments (PDPs) paid to aircraft manufacturers under the terms of purchase agreements for aircraft are denominated in US dollars and are recognized in the financial statements at the amount paid translated at the exchange rate ruling at the date of payment. Borrowing costs, including interest and applicable foreign exchange differences incurred for the construction of qualifying assets are capitalized during the period which the aircraft are built.

In the event that a decision is taken that the aircraft will not be purchased by TAM, but rather it will be leased and it is agreed that the PDPs will be returned to TAM, then the related PDPs are reclassified to other receivables and are remeasured to the present value of the amount expected to be returned to TAM.

This amount will, if it is denominated in a foreign currency, be translated at the exchange rate ruling at the reporting date, and any resulting difference recognized in the statement of operations.

(b)	Aircraft and engine maintenance

Engine maintenance contracts cover all significant engine maintenance activity. The basis on which maintenance expenses are considered incurred depends on the nature of the services provided:

•	Time and materials contracts: under which amounts are payable to the maintenance provider are recognized in the statement of operations, based on actual maintenance activities performed by the

F-2-23

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

maintenance provider. The costs incurred reflect the actual amount of time incurred by the maintenance providers and the cost of the materials and components used in the maintenance activities.

•

Power-by-the-hour contracts: under which amounts are contractually payable to the maintenance provider based on hours flown and for which a liability and a corresponding expense in the statement of operations are recognized as the hours are flown.

2.14	Impairment of non-current assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually or more frequently if changes in circumstances indicate a potential impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the assets carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and its value in use of the asset. For impairment testing purposes, assets are grouped at the lowest level for which cash flows can be separately identified (cash generating units or “CGUs”). Impaired non-financial assets, except goodwill, are reviewed subsequently for analysis of the possible reversal of the impairment at the reporting date.

2.15	Accounts payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method. In practice, due to the short term nature of most trade payables, they are usually recognized at the invoiced amount.

2.16	Non-derivative financial liabilities

Other financial liabilities (including loans, senior notes and debentures) are initially recognized at fair value, less transaction costs incurred. Subsequently, they are measured at amortized cost using the effective interest method.

The effective interest method is used to calculate the amortized cost of a financial liability and allocate its interest expense over the related period. The effective interest rate is the rate that discounts exactly estimated future cash flows (transaction costs and other premiums or discounts) over the estimated life of the financial liability or, when appropriate, over a shorter period, to the amount initially recognized.

Loans are classified in current liabilities, unless TAM has an unconditional right not to settle the liability for at least 12 months after the reporting date. Non-convertible debentures and senior notes are recorded in the same manner as loans.

2.17	Income tax and social contribution

Income tax and social contribution expense represents the sum of current and deferred taxes. Income tax and social contribution is recognized in the statement of operations, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

F-2-24

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The current income tax and social contribution charge are calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, it establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss liability is settled. Deferred income tax and social contribution are calculated on temporary differences arising from differences between the tax bases of assets and liabilities and their carrying amounts.

The rates currently enacted for determining of income tax and social contribution in Brazil are 25% and 9%, respectively (Note 23).

Deferred tax assets are recognized to the extent that it is probable sufficient future taxable income will be available for offset against tax losses, considering projections of future income based on internal assumptions and future economic scenarios which may, therefore, suffer changes. Management revises these projections annually. Deferred income tax is provided on temporary differences arising on investments in subsidiaries except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax and social contribution assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.18	Deferred income

Deferred income accounts comprises advance ticket sales, gains on sale and leaseback transactions and revenue related to Loyalty Program (Note 2.25).

The revenue from the loyalty program is initially measured at fair value, against accounts receivable, and is recognized in profit or loss as program points are redeemed.

The Advance ticket sales account comprises tickets sold in the last 12 months but not yet used. These amounts are recognized as revenue when the service is provided or tickets expire.

2.19	Provisions

The Company recognizes provisions when: (i) it has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated. Provisions are measured at the present value of expenditure required to settle the obligation, using a pre-tax rate discount, which reflects current market assessments of the time value of money and specific risks of the obligation. The increase in the obligation as a result of the passage of time is recognized as finance costs. Provisions are presented net of the related judicial deposits.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, an asset is recognized if, and only if, the reimbursement is virtually certain and the amount can be reliably measured.

F-2-25

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

2.20	Employee benefits

(a)	Profit-sharing

The Company recognizes a liability and an expense for profit-sharing based on a Profit Sharing Program and certain operating indicators. The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(b)	Share-based payment

The Company operates an equity-settled share-based compensation plan. The shared-based compensation plan is measured at the fair value of equity instruments at the granting date. Details regarding the determination of the fair value of these plans are described in Note 28.2.

The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions used to define the number of options that are expected to vest. At each reporting date TAM revises its estimates of the number of options that are expected to vest, recognizing the impact of the revision of original estimates, if any, in the statement of operations, with a corresponding adjustment to equity.

When share options are exercised by issuing treasury shares, the proceeds received from the exercise of options, net of any directly attributable transaction costs are credited to treasury shares the difference between the book value of the treasury shares awarded to the employee and the exercise price is recognized in retained earnings.

(c)	Pension plans

The Company only operates defined contribution plans. Once the contributions are made, the Company has no further liability for additional payments. Regular contributions comprise the net periodic costs of the period when they are due and, accordingly, are included in personnel expenses.

2.21	Share capital

Common shares and non-redeemable preferred shares are classified as stockholder’s equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When any company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from stockholders’ equity until the shares are cancelled or reissued. When such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, and is included in equity attributable to the company’s equity holders.

2.22	Dividends and interest own capital

Dividend distribution and interest on own capital to the Company’s shareholders is recognized as a provision in the financial statements at the end of the year. The financial statements reflect only minimum mandatory dividends, provided for in the Company’s statute, of 25% of the net profit. Any value above the minimum mandatory is only accrued on the date they are approved by shareholders in General Meeting (Ordinary / Extraordinary). Tax benefits of interest on equity are recognized in the statement of operations.

F-2-26

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

2.23	Earnings per share

Earnings per share are calculated by dividing the profit or loss for the year attributable to the Company’s controlling stockholders by the weighted average of common and preferred shares outstanding in the related year. Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares for the year presented.

2.24	Lease agreements

Leases are classified at inception. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of operations on a straight-line basis over the period of the lease.

The Company leases certain property, plant and equipment. Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the statement of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term unless there is reasonable certainty that ownership of the asset will be obtained by the end of the lease term in which case is depreciated over its useful life.

Any gain arising on sale and leaseback transactions resulting in finance leases are deferred and recognized in the statement of operations on a straight-line basis over the period of the lease; gains and losses arising on sale and leaseback transactions resulting in operating leases are generally recognized in the statement of operations immediately.

Losses arising on sale and leaseback of finance leases are deferred to the extent that the object and leaseback transactions is not subject to impairment and are recognized in the statement of operations on a straight line basis during the term of the lease.

2.25	Revenue

Air transportation revenues (passengers and cargo) are recognized when transportation services are rendered. Revenue from passenger tickets sold but not yet used (advance ticket sales) is treated as deferred income, classified within current liabilities. Revenue for unused tickets is recognized on the ticket expiration date, which is 12 months after the issuance date of the ticket.

The subsidiary TLA sponsors a program (Loyalty Program) to award frequent flyers, whereby points are accumulated when flying with TAM or partner airline companies, or when making purchases using TAM Loyalty Program credit card, or using the services and products of commercial partners. The Loyalty Program award credits when passengers use the flights of TAM or partnering airlines are recognized as a separately

F-2-27

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

identifiable component of revenue based on the estimated fair value of the points awarded. This revenue is deferred, considering the points that are expected to be redeemed based on historical experience, and is recognized in the statement of operations as passenger revenue when the points are redeemed and passengers uplifted.

On January 1, 2010, the subsidiary TLA transferred the management of the loyalty program to its subsidiary Multiplus. As from January 1, 2010 points are be issued by Multiplus who will sell points to TAM in order to grant such points to its flying customers, as well as sells points to commercial partners.

Revenue from points sold by Multiplus to third parties is recognized in the statement of operations when points are redeemed for awards or, in the case of points that are expected not to be redeemed, is recognized over the points validity period of two years.

Other operating revenues, represented by fees arising from alterations to flight reservations, sub-lease of aircraft, maintenance services provided to other airlines and other services, are recognized when the services are provided.

Interest income is recognized using the effective interest rate method.

2.26	Segment information

Operating segment information is presented consistent with the internal report provided to the chief operating decision maker. The chief operating decision maker, responsible for allocating resources and assessing the performance of operating segments, is the Chief Executive Officer of TAM S.A. TAM has two operating and reportable segments: Airlines and Loyalty Program.

2.27	Presentation of the statement of operations

On the face of the statement of operations movements in the fair value of fuel derivatives are separately presented. This items is disclosed separately in order to help users of the financial statements better understand TAM’s financial performance.

2.28	Business combinations

In the consolidated financial statements, business acquisitions are accounted for under the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of fair values of assets transferred and liabilities incurred by the Company at the acquisition date for the former controlling stockholders of the acquire and of interests issued by the Company in exchange for control of the acquiree. Transaction costs in a business combination, which are not associated with bond issues or equity issuance, are recognized as expense as incurred.

At the acquisition date, identifiable assets acquired and liabilities assumed are recognized at fair value at the acquisition date, except for:

•	Deferred tax assets and liabilities, and liabilities related to employee benefit plans are recognized and measured in accordance with IAS 12 – Income Taxes and IAS 19 – Employee Benefits;

•

Liabilities or equity instruments related to share-based payment agreements of the acquiree or share-based payment agreements of the Company entered into to replace share-based payment agreements of the acquiree are measured in accordance with IFRS 2 – Shared-Based Payment at the acquisition date;

F-2-28

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

•	Assets (or disposal groups) classified as held for sale in accordance with IFRS 5 – Non-current Assets held for Sale and Discontinued Operations are measured in conformity with that standard.

The Company measures goodwill as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquired company, less the net amount recognized (generally the fair value) of identifiable assets acquired and liabilities assumed, all measured at the acquisition date. When the excess is negative, a gain from the purchase agreement is immediately recognized in the statement of operations for the period.

2.29	New and revised standards and interpretations applicable in 2011 and already issued but not yet effective

The only new standard (including amendments and improvements to standards) relevant to TAM effective for initial adoption in the financial year ended December 31, 2011 is IFRIC 13 – “Customer Loyalty Programmes” under which the meaning of “fair value” is clarified in the context of measurement of award credits in customer loyalty programmes. The application of the clarified guidance did not result in any impact on the financial position and results of operations since the Company was already considering the requirements of IFRIC 13 in measuring the fair value of its award credits.

The following new standards, amendments and interpretations of standards were issued by the IASB and are applicable for the year ended December 31, 2011.

•

Amendment to IAS 32 – ‘Financial instruments: Presentation – classification of rights issues’ – amended to allow rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency to be classified as equity instruments provided the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. This standard did not have any impact to the Company considering its current operations. Applicable periods beginning on or after February 1, 2010.

•

IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’ – clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. This standard did not have any impact to the Company considering its current operations. Applicable periods beginning on or after July 1, 2010.

•

Amendment to IFRS 1, ‘First-time adoption of IFRS – Limited exemption from comparative IFRS 7 disclosures for first-time adopters’ – provides the same relief to first-time adopters as was given to current users of IFRSs upon adoption of the amendments to IFRS 7. Also clarifies the transition provisions of the amendments to IFRS 7. This standard is no longer relevant to the Company since it has already applied IFRS 1 upon its transition to IFRS. Applicable periods beginning on or after July 1, 2010.

•

IAS 24, ‘Related party disclosures’ (revised 2009) – amends the definition of a related party and modifies certain related-party disclosure requirements for government-related entities. This standard did not have any impact to the Company considering its current operations. Applicable periods beginning on or after January 1, 2011.

•	Amendment to IFRIC 14, ‘IAS 19 – The limit on a defined benefit assets, minimum funding requirements and their interaction’ – removes unintended consequences arising from the treatment of

F-2-29

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

pre-payments where there is a minimum funding requirement. Results in pre-payment of contributions in certain circumstances being recognized as an asset rather than an expense. This standard did not have any impact to the Company considering its current operations. Applicable periods beginning on or after January 1, 2011.

The following new standards, amendments and interpretations of standards were issued by the IASB and are not applicable for the year ended December 31, 2011 but in future periods:

•

IAS 19, ‘Employee benefits’ was amended in June 2011. The impact will be the following: (i) to eliminate the corridor approach, (ii) recognize all actuarial gains and losses in Comprehensive statement of operations as they occur, (iii) to immediately recognize all past service costs in the statement of operations, and (iv) to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit, net. This standard is not expected to have any significant impact to the Company considering its current operations. This standard is applicable periods beginning on or after January 1, 2013.

•

IFRS 9, ‘Financial instruments’ – addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces IAS 39 where it relates to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the statement of operations, unless this creates an accounting period beginning on or after January 1, 2013. The Company is evaluating the full impact of IFRS 9.

•

IFRS 10, ‘Consolidated financial statements’ – builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. This standard is not expected to have any significant impact to the Company considering its current operations. This standard is applicable for periods beginning on or after January 1, 2013.

•

IFRS 11, ‘Joint arrangements’ – was amended in May 2011. The IFRS 11 is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. This standard is applicable periods beginning on or after January 1, 2013. This standard is not expected to have any significant impact to the Company considering its current operations.

•

IFRS 12, ‘Disclosures of interests in other entities’ – includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Company is yet to assess the additional disclosures that will be required as result of IFRS 12. This standard is applicable periods beginning on or after January 1, 2013.

F-2-30

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

•

IFRS 13, ‘Fair value measurement’, was amended in May 2011. Aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements, which are largely aligned between IFRS and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS or US GAAP. The Company is in the process of assessing whether IFRS 13 will have any impact on the manner on how fair value is determined. This standard is applicable periods beginning on or after January 1, 2013.

•

Amendments to IFRS 7, ‘Financial instruments: Disclosures on derecognition’ – This amendment will promote transparency in the reporting of transfer transactions and improve users’ understanding of the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. Effective periods beginning on or after July 1, 2011. The standard will affect future disclosures to the extent it enteres into transfers of financial assets.

•

Amendment to IAS 12, ‘Income taxes’ on deferred tax – IAS 12, ‘Income taxes’, currently requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, ‘Investment property’. This amendment therefore introduces an exception to the investment property measured at fair value. As a result of the amendments, SIC 21, ‘Income taxes – recovery of revalued non-depreciable assets’, will no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is withdrawn. Effective periods beginning on or after July 1, 2011. This standard is not expected to have any significant impact to the Company considering its current operations.

•

Amendment to IAS 1, ‘Financial statement presentation’ regarding other comprehensive income – The main change resulting from these amendments is a requirement for entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially reclassificable to profit or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI. Effective periods beginning on or after July 1, 2012. The Company is currently assessing the impact of this standard on its disclosures.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

Improvements to IFRSs 2010

The amendments are applicable for annual periods beginning after 1 January 2011 unless otherwise stated and did not have any significant impact in these consolidated financial statements.

•	IFRS 3 ‘Business combinations’:

(a) transition requirements for contingent consideration from a business combination that occurred before the effective date of the revised IFRS. Clarifies that the amendments to IFRS 7, “Financial instruments”: Disclosures”, “IAS 32, “Financial instruments: Presentation”; and IAS 39, “Financial instruments: Recognition and measurement”, that eliminate the exemption for contingent consideration, do not apply to contingent consideration that arose from business combinations whose acquisition dates precede the application of IFRS 3 (as revised in 2008). Applicable to annual periods beginning on or after July 1, 2010. Applied retrospectively.

F-2-31

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b) Measurement of non-controlling interests. The choice of measuring non-controlling interests at fair value or at the proportionate share of the acquiree’s net assets applies only to instruments that represent present ownership interests and entities their holders to a proportionate share of the net assets in the event of liquidation. All other components of non-controlling interest are measured at fair value unless another measurement basis is required by IFRS. Applicable to annual periods beginning on or after July 1, 2010. Applied prospectively from the date the entity applies IFRS 3.

(c) Un-replaced and voluntarily replaced share-based payment awards. The application guidance in IFRS 3 applies to all share-based payment transactions that are part of a business combination, including un-replaced and voluntarily replaced share-based payment awards. Applicable to annual periods beginning on or after July 1, 2010. Applied prospectively. The amendment did not have any impact since we did not enter into business combination upon its effective date.

•

IFRS 7, ‘Financial instruments’ – Emphasizes the interaction between quantitative and qualitative disclosures about the nature and extent of risks associated with financial instruments. Applied after January 1, 2011 and retrospectively. The amendment did not have any significant impact.

•

IAS 1, ‘Presentation of financial statements’ – Clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements. Applied after January 1, 2011 and retrospectively. The analysis is being presented in the statement of changes in equity.

•

IAS 27, ‘Consolidated and separate financial statements’ – Clarifies that the consequential amendments from IAS 27 made to IAS 21, ‘The effect of changes in foreign exchange rates’, IAS 28 ‘Investments in associates’, and IAS 31 ‘Interests in joint ventures’, apply prospectively for annual periods beginning on or after July 1, 2009, or earlier when IAS 27 is applied earlier. Applicable to annual periods beginning on or after July 1, 2010. Applied retrospectively. The amendment did not have any significant impact.

3.	Critical Accounting Estimates and Judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

3.1	Revenue recognition – Loyalty program

Revenue related to the loyalty program is deferred based on the number of outstanding points and a historical average rate for non-redemption of points (breakage) in the last 12 months. The fair value of points issued to participants when flying with TAM or partnering airlines is determined based on the weighted average of points sold to trading partners and free tickets granted to passengers. Also, the deferral of revenue depends on the estimate of the quantity of points to be cancelled when they expire after two years from the issuance date.

3.2	Deferred taxes

The Company recognizes deferred income tax assets and liabilities based on the differences between the carrying amounts shown in the financial statements and the tax basis of the assets and liabilities, using prevailing tax rates. The Company regularly reviews deferred tax assets for recoverability, taking into account historical income generated and projected future taxable income based on a study of technical viability.

F-2-32

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

3.3	Contingencies

The Company is currently involved in various judicial and administrative proceedings, as described in Note 22. Provisions are recognized for all contingencies in judicial proceedings that represent probable losses (present legal as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated). The probability of loss is evaluated based on the available evidence, including the views of internal and external legal counsel. Management believes that these contingencies are properly recognized in the financial statements.

3.4	Financial instruments used to mitigate the risks of variations in jet fuel prices

The Company records the financial instruments used to mitigate the risks of variations in jet fuel prices at their fair market value based on market quotations for similar instruments. Derivative financial instruments are used in order to mitigate the risk against variations in fuel prices. Sensitivity to movements in the price of oil is discussed in Note 4.1.1 (a).

4.	Financial instruments

4.1	Financial risk management

TAM’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk.

The Company has a formal Risk Management Policy that defines the rules to be followed and authorizes the Treasury Department to enter into derivative transactions in order to reduce the impact that possible fluctuations in fuel prices and foreign exchange and interest rates may have on its cash flows. The management of risk is monitored by the Risk Committee that is, responsible for, among other matters:

•	Deciding any increase in the percentage level of protection based on strategic issues and monitoring the comparison between the market actual and budgeted scenarios;

•	Managing and monitoring the risk exposure;

•	Monitoring compliance with the risk policy;

•	Deciding on the level of exposure to market risks;

•	Establishing financial limits for all the institutions authorized to enter to derivative transactions; and

•	Monitoring the performance of derivative transactions.

Derivatives are contracted in line with TAM’s policies, considering liquidity, impact on cash flow and cost/benefit analysis of each position taken. The control over the use of derivatives includes verifying whether the rates in the derivative contracts are compatible with market rates.

The Company does not enter into transactions involving financial instruments, including derivative instruments, for speculative purposes.

F-2-33

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

4.1.1	Market risks

The Company exposed to market risks arising from its normal business activities. These market risks principally relate to changes in interest rates, exchange rates or aviation kerosene (QAV) and such variations can negatively affect its cash flows and future expenses. Market risk is the risk of a possible loss derived from changes in the prices of market prices (exchange rates, interest rates, prices of commodities, or others) that may affect the Company’s cash flow or results. The Company entered into derivative contracts with the purpose of reducing the risks derived from variations in these factors. Policies and procedures have been implemented to evaluate these risks and to monitor the transactions with derivatives. The policies establish minimum and maximum levels of protection, and require that counterparties have investment grade credit rating as condition for entering into the transactions.

(a)	Risks relating to change in the price of jet fuel

One of the most important financial risks of airlines is the volatility of fuel price. The QAV price is linked to the variation of the oil price in the international market. The Company has entered into derivative transactions in order to economically hedge itself against this risk. TAM’s Risk Committee has established policies for achieving this. The policy establishes to carry out derivative transactions covering a maximum level of 60% of the fuel consumption projected for the following 24 months and a minimum level of 20% of the consumption projected for the first 12 months and of 10% for the subsequent twelve months. Swaps, options, or a combination of these instruments, using market prices for crude oil, heating oil or jet fuel as the underlying, may be used to achieve TAM’s aims.

TAM protects itself against the volatility in its kerosene price by using derivatives based mainly on crude oil (West Texas Intermediate or “WTI”). The choice of this underlying item was based on studies that indicate that the hedge of QAV based on WTI is, historically, highly effective, in addition to the high liquidity of the financial instruments referenced in WTI. At December 31, 2011 all contracted financial instruments are over the counter.

The Company enters into derivative transactions only with counterparties classified by the main risk rating agencies (Standard & Poors, Fitch and Moody’s) as at a minimum investment grade.

As the consumed volume of kerosene is not fully protected through derivatives, increases in the price of kerosene are not fully offset by the derivatives. In the same way, decreases in the price of kerosene will have positive impact for the Company, since it will not be fully offset by changes in the fair value of the derivatives.

The aviation fuel consumed in the year ended December 31, 2011, 2010 and 2009 accounted for 34.8%, 33.2% and 28.7%, respectively, of the operating expenses by the Company (Note 27).

(a.1)	Outstanding jet fuel derivatives:

The following table presents the percentages of anticipated consumption covered for the next 12 months after each date and the average strike price for the transactions outstanding as of each of those dates:

	December 31, 2011		December 31, 2010
% of coverage anticipated for the next 12 months		28%		25%
Average strike price for outstanding derivatives	US$	94/bbl	US$	87/bbl
Market price of WTI at year-end	US$	98/bbl	US$	89/bbl

F-2-34

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The following table presents both the notional amount and fair value of outstanding jet fuel derivatives as of each date broken down by maturity:

	2011	2012	2013	2014	Total
At December 31, 2011
Notional amount – thousands of barrels		5,660	2,425	325	8,410
Fair value, net – R$ thousand		18,076	(7,803)	826	11,099
At December 31, 2010
Notional amount – thousands of barrels	3,985	2,710	150		6,845
Fair value, net – R$ thousand	(9,791)	(8,536)	(182)		(18,509)

(b)	Exchange rate risk

(b.1)	TAM Linhas Aéreas

A significant portion of the operating costs and expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. Also the Company has a significant exposure to foreign currency (mainly the U.S. dollar) from its foreign currency denominated liabilities less its foreign currency denominated assets. The amount of the exposure to foreign currency at December 31, 2011 and 2010 of assets and liabilities is presented in the corresponding explanatory notes.

The Company may enter into derivative contracts to protect against a possible appreciation or depreciation of the Real against the U.S. dollar. No derivatives have been entered into other than the one described below.

The notional amount and fair value of the foreign currency derivatives outstanding are presented below by year of maturity:

2012
At December 31, 2011
Notional amount – US$	31,000
Fair value – R$	(68)

At December 31, 2010
Notional amount – US$	31,000
Fair value – R$	(888)

In view of the restructuring of derivatives made in the first quarter of 2009 and in the second quarter of 2010, one of the counterparties required a deposit denominated in dollars as collateral guarantee. As deposits in foreign currency are not permitted in Brazil, a foreign exchange collar was entered into with the amount of the deposit as notional and also provided as collateral.

The collar transaction described above is the only foreign currency derivative outstanding at December 31, 2011 and 2010.

(b.2)	Multiplus

The exchange rate risk consists of the risk of changes in the R$/US$ exchange rate that affects the selling price of points as part of the contracts have the price of the points denominated in US$. These fluctuations may impact the cash flows and the sale price of points when measured in Reais. Market risk in the case of Multiplus is the possibility of a future cash flow lower than projected due to a possible fall in the exchange rate R$/US$,

F-2-35

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The following table presents both the notional amount and fair value of outstanding derivatives as of each date broken down by maturity. The maturity date of the derivative is also the date on which the highly probable sale of points is expected to be billed. The highly probable sales of points are expected to be recognized in income after billed and management expects that they will be recognized in income on average in up to six months after billed:

	2012	2013	2014	Total
At December 31, 2011
Notional amount – US$	303,000	265,000	2,000	570,000
Fair value at December 31, 2011, net – R$	(20,125)	(25,722)	(508)	(46,355)

(c)	Distribution of fair value by counterparty credit rating

The distribution of fair value by counterparty credit rating and by type of risk being protected at December 31, 2011 and 2010 is presented below:

(i)	Effects of derivatives on the balance sheet

		December 31, 2011			December 31, 2010
Counterparties with external credit rating Standard&Poors, Moody´s or Fitch)	Trading place	TLA	Multiplus	Total	TLA	Multiplus	Total
AAA*	Over the counter	2,623	(24,956)	(22,333)	(23,342)		(23,342)
AA+, AA or AA-*	Over the counter	2,979	(21,399)	(18,420)	3,671		3,671
A+, A or A-*	Over the counter	5,429		5,429	274		274

		11,031	(46,355)	(35,324)	(19,397)		(19,397)

Fuel derivative asset – WTI		33,307		33,307	16,463		16,463
Fuel derivative liability – WTI		(22,208)		(22,208)	(34,972)		(34,972)

Fuel derivative, net – WTI		11,099		11,099	(18,509)		(18,509)

Foreign exchange derivatives asset			2,542	2,542
Foreign exchange derivatives liability		(68)	(48,897)	(48,965)	(888)		(888)

Foreign exchange derivatives, net		(68)	(46,355)	(46,423)	(888)		(888)

		11,031	(46,355)	(35,324)	(19,397)		(19,397)

Amounts outstanding in other comprehensive income
Cash flow hedge – Recognition in other comprehensive income			(53,515)	(53,515)
Cash flow hedge – Amount recycled into income			1,680	1,680
Deferred income tax and social contribution effect			17,624	17,624

			(34,211)	(34,211)

(*)	The ratings can be expressed either in the global scale or in local currency. Each agency has a slightly different way to present rating. The table above unifies the presentations in what we believe is the most well known rating international scale.

F-2-36

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The Company monitors the concentration of financial instruments on a single counterparty. Internal policies require reporting of excessive concentrations to the Risk Committee. At December 31, 2011 there was one counterparty, which exceeded the limits established; however the Company believes this concentration of risk is acceptable.

(d)   Effect of derivatives in the statement of operations

Until August 2011, all gains and losses resulting from changes in fair value of derivatives entered into by Multiplus (which were not designated for cash flow hedge) were recognized in the statement of operations in the same line on which the transaction being economically hedged is recorded which in the case of Multiplus is revenue.

As described above as from August 31, 2011, Multiplus designated the intrinsic value of all derivative as hedging instruments for hedge accounting purposes. For derivatives designated as hedging instruments the change in the intrinsic value is initially recorded in shareholder’s equity and released to income at the same time that the hedged transaction is recorded in income; upon release to income the amount originally recognized in equity is recorded in the line revenue. Also for derivatives designated as hedging instruments, the change in the time value of the derivatives is not part of the hedge relationship and this change is recognized immediately under finance income and finance cost.

The amounts recognized in the statement of operations for derivatives for the year ended December 31, 2011 are presented below:

December 31, 2011
Revenue
Net gain realized	2,365
Net gain resulting from the change in fair value until August/2011	7,375

9,740

Finance result
Financial cost – Change in time value of derivative instruments designated for hedge accounting	(6,584)

3,156

(e)	Interest rate risk

TAM’s earnings are affected by changes in interest rates due to the impact these changes have on interest expense from variable-rate debt instruments, variable-rate lease contracts, and on interest income generated from its cash and short-term investment balances. To minimize possible impacts from interest rate fluctuations, TAM has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as the London Interbank Offered Rate “LIBOR” and CDI – Certificate of Deposit Intermediate).

The Company does not have financial instruments to hedge its cash flows against fluctuations in interest rates.

F-2-37

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(f)	Sensitivity analysis

Presented below is a sensitivity analysis of the financial instruments that demonstrates the impact of changes in financial instruments on the income and in equity of the Company by considering:

•	Increase and decrease of 10% in fuel prices, by keeping constant all the other variables;

•	Increase and decrease of 10% in R$/US$ exchange rate, with all other variables remaining steady; and

•	Increase and decrease of one percentage point in interest rate, by keeping constant all the other variables.

(e.1)	TAM Linhas Aéreas

Fuel price:

A hypothetical 10% increase/decrease in the price of WTI would lead to an increase/decrease of approximately US$ 36,611 / US$ 36,761 (equivalent to R$ 68,674 / R$ 68,956 at December 31, 2011) (in the fair value of WTI derivatives. This increase/ decrease would directly affect the Company’s net income. In terms of cash flows, however, these changes in WTI price would be more than offset by a decrease/increase in the Company’s kerosene-type jet fuel costs. The cash payments for settling the derivatives are due at their respective maturities, distributed from 2011 through 2014.

Exchange rate – U.S. Dollar:

If there was a 10% depreciation/appreciation of the Brazilian Reais against the U.S. dollar and all other variables remained constant, the financial result would have been affected by approximately R$ 791 million / R$ 791 million, mainly as a result of foreign exchange gains/losses on the translation of U.S. dollar denominated trade receivables and U.S. dollar denominated financial assets at fair value through profit or loss, and foreign exchange losses/gains on the translation of U.S. dollar-denominated borrowings and finance leases.

Interest rate – LIBOR and CDI:

A hypothetical 100 basis point increase in foreign market (LIBOR) interest rates in the year ended December 31, 2011 would increase its aircraft rental and interest expense over a one year period by approximately US$ 22,007 (equivalent to R$ 41,281).

If there was a hypothetical 100 basis point increase/ decrease in domestic market (CDI) interest rates in the year ended December 31, 2011 would increase/decrease loan and financing interest expenses over a one year period by approximately R$ 7,684.

(e.2)	Multiplus

Exchange rate – U.S. Dollar (Derivatives):

If there was a 10% depreciation/appreciation of the Brazilian Reais against the U.S. dollar and all other variables remained constant, the financial result would have been affected by approximately R$ 19,041 / R$ 1,283, mainly as a result of the effect of the foreign exchange gain or losses on the time value of the derivatives which is recognized immediately in income.

F-2-38

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

4.1.2.	Credit risk

Credit risk refers to the risk that counterparty will not fulfill its contractual obligations, leading the Company to incur financial losses. Credit risk arises from the possibility of TAM not recovering amounts receivable from services provided to consumers and/or travel agencies, or from amounts held with financial institutions generated by financial investment operations.

To reduce credit risk, TAM has adopted the practice of establishing credit limits and the permanent follow-up of its debtor balances (mainly from travel agencies).

TAM only deals with financial institution counterparties which have a credit rating of at least BBB or equivalent issued by S&P, Moody’s or Fitch. Each institution has a maximum limit for investments, as determined by the Company’s Risk Committee.

Currently, management does not expect losses, beyond those already provided for, due to default of its counterparties and does not have (except for the receivables from credit card issuers) any individually significant exposure to any counterparty separately.

4.1.3.	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and short-term investments, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Excess cash is invested mainly through TAM’s restrict investment fund. The fund has a clear investment policy, with limits on concentration of risk in the underlying investments.

F-2-39

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The table below analyses TAM’s financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include interest, except for derivatives, for which the fair value is disclosed.

	Less than one year	Between one and two years	Between three and five years	More than five years	Total	Effect of discounting	Carrying value
Non-derivative financial liabilities
At December 31, 2011
Finance lease obligations	816,750	1,488,034	1,689,975	1,865,986	5,860,745	(530,906)	5,329,839
Senior notes	169,708	339,414	1,051,956	1,902,223	3,463,301	(1,393,083)	2,070,218
Borrowings	979,176	3,986	3,714	5,029	991,905	(34,749)	957,156
Debentures	371,321	325,726	376,541		1,073,588	(266,145)	807,443
Refinanced taxes payable under Fiscal Recovery Program	47,142	96,072	180,953	722,657	1,046,824	(563,506)	483,318
Other (i)	645,680				645,6800		645,680

At December 31, 2010
Finance lease obligations	684,006	1,279,397	1,140,715	2,315,571	5,419,689	(661,766)	4,757,923
Senior notes	108,701	164,241	164,241	1,238,874	1,676,057	(667,000)	1,009,057
Borrowings	617,525	8,297	2,199	7,228	635,249	(20,209)	615,040
Debentures	418,926	339,085	292,758	237,014	1,287,783	(310,862)	976,921
Refinanced taxes payable under Fiscal Recovery Program	31,156	73,724	146,360	887,023	1,138,263	(698,436)	439,827
Other (i)	522,364				522,364		522,364

(i)	The amount is recorded under: Accounts payable

F-2-40

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	Less than one year	Between one and two years	Total (equal carrying value)
Derivative financial liabilities
At December 31, 2011
Fuel price risk	(6,681)	(15,527)	(22,208)
Exchange rate risk	(20,557)	(28,408)	(48,965)

At December 31, 2010
Fuel price risk	(19,686)	(15,286)	(34,972)
Exchange rate risk	(888)		(888)

In the analysis of the current ratio and net current liabilities it should be noted that current liabilities include the balance of Deferred income which is composed by advanced ticket sales, deferred income with respect to Loyalty Program and deferred gains on sale and leaseback amounting to R$ 1,472,055 ( 2010 – R$ 1,801,181).

4.2.	Fair value estimation and fair value hierarchy

The Company discloses the fair value of financial instruments by level of the following fair value measurement hierarchy:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices), and

•

Level 3 – Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs). None of the financial instruments carried at fair value by the Company of its subsidiaries fall into this category at December 31, 2011.

F-2-41

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The table below presents the Company’s financial instruments measured at fair value in the statement of financial position:

	December 31, 2011
	Level 1	Level 2	Total
Financial assets at fair value through profit or loss
In local currency
Restrict investment fund
Brazilian government securities (1)	1,162,087		1,162,087
Corporate securities (2)		255,442	255,442
Other		21,411	21,411
Bank deposit certificates – CDB (3)		108,118	108,118
Other bank deposits (3)		27,128	27,128
Other		2,167	2,167

	1,162,087	414,266	1,576,353

In foreign currency
Other bank deposits (3)		108,579	108,579

		108,579	105,579

	1,162,087	522,845	1,684,932

Derivative financial assets
Fuel hedge – WTI (4)		33,307	33,307
Foreign exchange (4)		2,542	2,542

		35,849	35,849

Derivative financial liabilities
Fuel hedge – WTI (4)		22,208	22,208
Foreign exchange derivatives (4)		48,965	48,965

		71,173	71,173

F-2-42

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2010
	Level 1	Level 2	Total
Financial assets at fair value through profit or loss
In local currency
Restrict investment fund
Brazilian government securities (1)	812,515		812,515
Corporate securities (2)		297,424	297,424
Other		8,839	8,839
Bank deposit certificates – CDB (3)		34,199	34,199

	812,515	340,462	1,152,977

In foreign currency
Other bank deposits (3)		254,721	254,721

		254,721	254,721

	812,515	595,183	1,407,698

Derivative financial assets
Fuel hedge – WTI (4)		16,463	16,463
Foreign exchange

		16,463	16,463

Derivative financial liabilities
Fuel hedge – WTI (4)		(34,972)	(34,972)
Foreign exchange derivatives (4)		(888)	(888)

		(35,860)	(35,860)

No transfer of assets or liabilities between the levels of the fair value hierarchy took place during the year ended December 31, 2011 and 2010.

The financial instruments recognized at fair value are determined as follows:

•	(1) Brazilian Government securities – Corresponds to highly liquid Brazilian government securities that have prices available that correspond to transactions in an active market.

•

(2) Corporate securities – Corresponds, typically, to debt securities for which fair value has been determined based upon actual transactions observed in organized markets (when available) or discounted cash flows using interest rates when actual transactions are not available.

•	(3) Certificates of deposit and other bank deposits – Fair value has been estimated by discounting estimated cash flows using market interest rates as inputs.

•

(4) Derivative financial instruments not traded in an exchange (over-the-counter derivatives). TAM estimates its fair value using a series of techniques such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even discounted cash flow models commonly used in the financial market, depending on the nature of the derivative. All models used are widely accepted in the market and reflect the contractual terms of the derivative. Those models do not contain a high level of subjectivity, since the methodologies used in the models do not require significant judgment, and all inputs to the model are readily observable from actively quoted markets.

F-2-43

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

All financial investments are measured at their fair value through profit and loss and held for trading purposes.

Management of marketable securities in the domestic market is primarily performed via a restrict investment fund. This structure follows high transparency and corporate governance standards. The custody of securities and units of funds and the management of funds are carried out by an independent management institution. The mandates and regulations are consistent within each type of management and are subject to clear limits and measurement methods for market, credit and liquidity risks contracted. The average return on these funds was 11.63% per annum for the period ended December 31, 2011 (2010 – 9.87% per annum).

Investments in international markets essentially are comprised by time deposits, notes and overnight transactions, in US dollars, with first tier banks with which the Company maintains business relationships. At December 31, 2010 the annual return contracted on these investments was 1.17% (2010 – 0.84%).

4.3.	Capital management

The objective of capital management is to ensure that TAM is able to continue as a going concern whilst delivering shareholder expectations of a strong capital basis as well as returning benefits to other stakeholders and optimizing the cost of capital.

Capital is managed by means of a leverage ratio. The Company’s capital structure is made up of its net indebtedness, defined as the total of loans, debentures and lease agreements (finance and operating), net of cash and cash equivalents and other short-term financial assets, and of the capital that is defined as the total net equity of shareholders and net indebtedness.

The Company is not subject to any externally imposed capital requirements.

We define total capital as the total of shareholder’s equity and net debt as defined below:

	December 31, 2011	December 31, 2010
Cash and cash equivalents (Note 6)	(650,081)	(1,012,220)
Financial assets at fair value through profit and loss (Note 4.2)	(1,684,932)	(1,407,698)
Borrowings (Note 18.3)	957,156	615,040
Debentures and senior notes	2,877,661	1,985,978
Operating lease commitments (Note 31)	1,320,378	1,120,697
Finance lease obligations (Note 18.1)	5,329,839	4,757,923

Net debt (1)	8,150,021	6,059,720

Total equity	2,124,120	2,627,391

Total capital (2)	10,274,141	8,687,111

Leverage ratio (1) / (2)	79.3%	69.8%

The substantial increase in the leverage ratio results from the following main factors: i) reduction in equity resulting from loss for the period and distribution of dividends with respect to the year 2010; ii) increase in financial liabilities exposed to foreign exchange rate variation resulting from the devaluation of the real from R$ 1.6662 at December 31, 2010 to R$ 1.8758 at December 31, 2011; iii) issuance US$ 500 million in Senior Notes (equivalent to R$ 938 million at December 31, 2011) and iv) reduction in cash and cash equivalents of approximately R$ 403 million.

F-2-44

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital investments, which are approved annually by the Board of Directors, and other cash requirements for the 2012 fiscal year.

5.	Financial instruments by category

Assets, per balance sheet

	December 31, 2011
	Loans and receivables	Financial assets at fair value through profit and loss	Derivatives	Total
Derivative financial instruments			35,849	35,849
Financial assets at fair value through profit and loss		1,684,932		1,684,932
Trade accounts receivable	1,819,011			1,819,011
Financial assets – Bank deposits	138,009			138,009
Restricted cash	93,824			93,824
Deposits in guarantee	57,014			57,014
Cash and cash equivalents	650,081			650,081

Total	2,757,939	1,684,932	35,849	4,478,720

	December 31, 2010
	Loans and receivables	Financial assets at fair value through profit and loss	Derivatives	Total
Derivative financial instruments			16,463	16,463
Financial assets at fair value through profit and loss		1,407,698		1,407,698
Accounts receivable	1,556,781			1,556,781
Financial assets – Bank deposits	50,280			50,280
Restricted cash	98,305			98,305
Deposits in guarantee	51,778			51,778
Cash and cash equivalents	1,012,220			1,012,220

Total	2,769,364	1,407,698	16,463	4,193,525

Liabilities, per balance sheet:

	December 31, 2011
	Liabilities measured at amortized cost	Derivatives	Total
Finance lease obligations	5,329,839		5,329,839
Senior notes	2,070,218		2,070,218
Borrowings	957,156		957,156
Debentures	807,443		807,443
Derivative financial instruments		71,173	71,173
Accounts payable and other obligations, excluding statutory liabilities	1,118,768		1,118,768

Total	10,283,424	71,173	10,354,597

F-2-45

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2010
	Liabilities measured at amortized cost	Derivatives	Total
Finance lease obligations	4,757,923		4,757,923
Senior notes	1,009,057		1,009,057
Borrowings	615,040		615,040
Debentures	976,921		976,921
Derivative financial instruments		35,860	35,860
Accounts payable and other obligations, excluding statutory liabilities	989,195		989,195

Total	8,348,136	35,860	8,383,996

6.	Cash and cash equivalents

	December 31, 2011	December 31, 2010
Cash and bank accounts	517,437	279,280
Short-term deposits	132,644	732,940

Total	650,081	1,012,220

At December, 2011 and 2010 no amounts have been used as part of overdraft facilities.

7.	Trade accounts receivable

(a)	Breakdown of balances

	December 31, 2011				December 31, 2010
	Domestic	International	Total	%	Total	%
Credit cards	1,184,088	80,747	1,264,835	65.7	1,039,576	62.9
Travel agents	236,771	62,494	299,265	15.5	263,661	15.9
Partners – Loyalty Program – Multiplus	24,525		24,525	1.3	81,091	4.8
On current account	87,866	555	88,421	4.5	76,657	4.6
Cargo	8,662	74,433	83,095	4.3	53,720	3.2
Other	134,791	29,793	164,584	8.7	140,397	8.5

Total	1,676,703	248,022	1,924,725	100.0	1,655,102	100.0

Provision for impairment	(70,762)	(34,952)	(105,714)		(98,321)

Total	1,605,941	213,070	1,819,011		1,556,781

Trade accounts receivable are maintained in the following currencies:

	December 31, 2011	December 31, 2010
Reais	1,717,708	1,448,826
US dollars	100,421	26,187
Euros	35,126	81,028
Pounds sterling	13,834	14,187
Other	57,636	84,874

	1,924,725	1,655,102

F-2-46

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b)	Aging list – Receivables by due date

Breakdown	December 31, 2011%		December 31, 2010%
Not yet due	1,760,483	91.5	1,329,848	80.3
Overdue
Up to 60 days	46,089	2.4	101,616	6.2
From 61 to 90 days	16,619	0.9	61,418	3.7
From 91 to 180 days	6,597	0.3	25,032	1.5
From 181 to 360 days	5,834	0.3	19,515	1.2
Over 360 days	89,103	4.6	117,673	7.1

	1,924,725	100.0	1,655,102	100.0

(c)	Provision for impairment of trade receivables

	December 31, 2011	December 31, 2010
Balance at the beginning of the year	98,321	80,409
Charge for the period	12,078	30,799
Amounts reversed	(4,685)	(12,887)

Balance at the end of the year	105,714	98,321

The additions and recovery of accrued receivables were included in “Selling expenses” in the consolidated statements of operations.

The maximum exposure to credit risk at the reporting date is the carrying value of each type of receivable mentioned above.

Based on the types of receivables and the related risk, management understands that there is only one class of receivables.

8.	Inventories

	December 31, 2011	December 31, 2010
Spare parts and materials for repairs and maintenance	179,446	188,726
Other inventories (*)	33,163	10,034

Total	212,609	198,760

(*)	“Other inventories” is mainly composed of uniforms, stationery and catering items.

F-2-47

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

9.	Taxes recoverable

	December 31, 2011	December 31, 2010
State Value Added Tax (ICMS)	25,552	25,808
Taxes recoverable	25,140	16,729
Tax on Industrialized Products (PIS) and Social Security Financing Contribution (COFINS) (i)	362,509	5,561
Income tax withheld (IRRF)	18,365	21,658
Other	5,386	3,745

	436,952	73,501
Provision for impairment – ICMS	(15,944)	(15,944)

	421,008	57,557

(i)	TLA reviewed during the year 2011 criteria used in determining PIS and COFINS credits. During the year ended December 31, 2011 R$ 599 million of PIS and COFINS credits were recognized (of which R$ 525 million as a reduction of Operating costs- Fuel, R$ 34 million as a reduction of Finance costs and R$ 40 million as a reduction of Operating costs-Take-off, landing and navigation aid charges) as result of the change in estimate with respect to international passenger revenue. Considering its assessment of the tax rules and the legal opinions from independent tax advisors the subsidiary recognized the PIS and COFINS credit over purchases considering the relationship between revenue subject to the cumulative and to the non-cumulative regime. Management has finalized during the third quarter of 2011 such revision and no further amounts are expected to be recognized with respect to this matter in future periods.

10.	Other receivables

	December 31, 2011	December 31, 2010
Advance for suppliers	25,062	8,986
Advance for employees	26,723	24,537
Advance for acquisition of points	24,624
Contributions to defined contribution plan paid in advance	17,379
Other advances	8,873	9,476
Others	29,507	58,830

	132,168	101,829

Current	(77,189)	(81,234)
Non-current	54,979	20,595

F-2-48

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

11.	Derivative Financial Instruments

	December 31, 2011	December 31, 2010
Assets
West Texas Intermediate crude oil derivatives
Seagulls	13,858	10,620
Collar	19,449	5,843

	33,307	16,463

Foreign currency derivatives
Collar	2,542

	35,849	16,463

Current	(27,222)	(9,895)

Non-current	8,627	6,568

Liabilities
West Texas Intermediate crude oil derivatives
Seagulls	1,789	34,090
Collar	20,419	882

	22,208	34,972
Foreign currency derivatives
Swaps		888
Collar	48,965

	71,173	35,860

Current	(27,238)	(20,574)

Non-current	43,935	15,286

The derivative financial instruments included above are described in Note 4.1.1 (c).

12.	Non-current assets held for sale

Non-current assets held for sale corresponds to aircrafts acquired upon the purchase of Pantanal and no longer in use. As of December 31, 2011 they are recorded as non-current assets separately from other non-current assets since (i) the completion of the sale is highly probable; (ii) management is committed with a plan to sell these assets (iii) the sale is expected to take place over a period of 12 months after December 31, 2011, and (iv) the assets are ready for available sale at its present condition. Assets recorded in this group are valued at the lower of carrying amount and fair value less costs of sale. At December 31, 2011, the balance of non-current assets held for sale was R$ 21,474 (2010 – zero).

13.	Financial assets – Bank deposits

On December 31, 2011, the balance of bank deposits consists of financial notes issued by banks, totaled R$ 138,009 (2010 – R$ 50,280) and all are denominated in Reais.

F-2-49

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

14.	Deposits in guarantee

Deposits and collateral relating to the lease of aircraft and engines are denominated in U.S. dollars and accrue interest based on LIBOR plus a spread of 1% per annum. The terms for redemption are defined in the lease contracts. At December 31, 2011 the balance of deposits was R$ 57,014 (2010 – R$ 51,778) corresponding to US$ 30,395 (2010 – US$ 31,076).

15.	Prepaid aircraft maintenance

Prepaid aircraft maintenance reserves are guarantees to the lessor of the aircraft and/or of engines that when the aircraft/engine is returned it can be restored to its original condition. Certain aircraft leasing agreements require that advance deposits be made on behalf of the lessor, in maintenance reserve funds, at a restricted bank account in the lessor’s name. The lessor may withdraw funds from this account if the required maintenance is not carried out upon return of the aircraft. Should TLA perform the maintenance of the aircraft or its parts, such as fuselage, engines, landing gear, among others, it can request that the lessor return the related amount, which will otherwise revert to the owner. At December 31, 2011, amounts maintained into maintenance reserves, are R$ 547,862 (2010 – R$ 410,306).

F-2-50

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

16.	Property, Plant and Equipment

	Flight equipment (i)	Land and buildings	Computer equipment	Machinery and equipment	Construction in progress (ii)	Pre-delivery payments (iii)	Other (iv)	Total
Net book amount January 1, 2010	7,179,464	219,970	47,746	77,721	12,154	490,679	106,294	8,134,028

Acquired on acquisition of Pantanal at fair value	13,208		90	71			612	13,981
Transfers of pre-delivery payments (v)	155,577					(306,066)	3	(150,486)
Additions	1,038,528	3,296	3,748	9,385	3,969	282,815	14,899	1,356,640
Transfers				(8,628)	(5)		8,633
Disposals/write-offs	(2,241)	(8,633)	(996)	(522)			(277)	(12,669)
Capitalized interest /other		50	(4)	8	3	9,086		9,143
Depreciation	(584,088)	(5,012)	(18,853)	(11,779)			(19,055)	(638,787)

Net book amount December 31, 2010	7,800,448	209,671	31,731	66,256	16,121	476,514	111,109	8,711,850

At December 31, 2010
Cost	10,722,269	254,572	152,665	135,873	16,121	476,514	214,138	11,966,415
Accumulated depreciation	(2,921,821)	(44,901)	(120,934)	(69,617)			(103,029)	(3,260,302)

Net book amount December 31, 2010	7,800,448	209,671	31,731	66,256	16,121	476,514	111,109	8,711,850

F-2-51

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	Flight equipment (i)	Land and buildings	Computer equipment	Machinery and equipment	Construction in progress	Pre-delivery payments (ii)	Other (iii)	Total
Net book amount December 31, 2010	7,800,448	209,671	31,731	66,256	16,121	476,514	111,109	8,711,850

Reimbursement of pre-delivery						(123,681)		(123,681)
Additions	829,477	3,379	24,790	6,265	5,497	509,952	12,898	1,392,258
Transfers (v)	59,916	2,889	(1,593)	(89)	12,089	(47,044)	(8,554)	17,614 (v)
Disposals/write-offs	(17,332)	(26)	(36)	(523)	(46)		(1,304)	(19,267)
Assets held for sale	(21,474)							(21,474)
Sale leaseback transaction – loss	(20,130)							(20,130)
Capitalized interest						16,609		16,609
Other		(46)	(39)	(25)			(27)	(137)
Depreciation	(583,280)	(6,158)	(16,619)	(11,366)			(18,268)	(635,691)

Net book amount December 31, 2011	8,047,625	209,709	38,234	60,518	33,661	832,350	95,854	9,317,951

Cost	11,552,726	260,768	175,787	141,501	33,661	832,350	217,151	13,213,944
Accumulated depreciation	(3,505,101)	(51,059)	(137,553)	(80,983)			(121,297)	(3,895,993)

Net book amount December 31, 2011	8,047,625	209,709	38,234	60,518	33,661	832,350	95,854	9,317,951

F-2-52

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The estimated useful life used for calculation of depreciation is as follows:

Years
Flight equipment – Aircraft	6 - 25
Flight equipment – Engines	10
Overhaul	4 - 6
Buildings	25
Machinery and equipment	10
Computers	5

(i)	Includes aircraft, engines and spare parts. Aircraft includes aircraft leased under finance leases, in accordance with IAS 17. As of December 31, 2011 TAM has 84 aircraft under finance leases (2010 – 79 aircraft).

During the year ended December 31, 2011, the subsidiary TLA received five aircraft classified as under an operating lease.

(ii)	Amounts disbursed under the aircraft acquisition program are recorded as advances, since upon the disbursement the form of lease agreement that will be used is not yet defined. The Company’s past experience shows that the refund by manufacturers of prepaid amounts upon the delivery of aircraft acquired under leases is probable.
(iii)	Basically furniture and vehicles.
(iv)	Transfers of pre-delivery payments occur when the aircraft are delivered and amounts are either returned to TAM or capitalized within flight equipment as “Additions”.
(v)	Transfers in total corresponds to items classified as intangible assets transferred to property, plant and equipment.

Properties and improvements of TLA are pledged as collateral for loans in the total amount of R$ 110,499 (2010 – R$ 110,499).

Other than aircraft, there are no significant amounts of property, plant and equipment outside of Brazil. Aircraft are based in Brazil but fly both domestically and internationally.

The depreciation expense is recorded in the consolidated statements of operations within operating expenses as follows:

	December 31, 2011	December 31, 2010	December 31, 2009
Cost of services rendered	519,335	554,127	480,232
Selling expenses	4,025	1,344	1,262
General and administrative expenses	112,331	83,316	78,220

	635,691	638,787	559,714

F-2-53

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

17.	Intangible Assets

	IT Projects (i)	Software	Other intangibles (ii)	License – Slots (iii)	Trademarks and patents (iv)	Goodwill (iii)	Total
Cost	215,098	55,884	31,129				302,111
Accumulated amortization	(28,232)	(32,178)					(60,410)

Net book amount January 1, 2010	186,866	23,706	31,129				241,701

Additions	118,187	3,155	16,555	124,927	168,312	38,262	469,398
Write-off	(7,831)						(7,831)
Transfers	349	(349)
Amortization	(40,484)	(20,498)					(60,982)

Net book amount December 31, 2010	257,087	6,014	47,684	124,927	168,312	38,262	642,286

Cost	325,803	58,690	47,684	124,927	168,312	38,262	763,678
Accumulated amortization	(68,716)	(52,676)					(121,392)

Net book amount December 31, 2010	257,087	6,014	47,684	124,927	168,312	38,262	642,286

	IT Projects (i)	Softwares	Other intangibles	License – Slots (ii)	Trademarks and patents	Goodwill	Total
Net book amount January 1, 2011	257,087	6,014	47,684	124,927	168,312	38,262	642,286

Additions	55,512	23,507	987				80,006
Transfer	(11,068)	11,143	(17,689)				(17,614	)(iii)
Amortization	(79,833)	(14,851)					(94,684)

Net book amount December 31, 2011	221,698	25,813	30,982	124,927	168,312	38,262	609,994

Cost	370,247	93,340	30,982	124,927	168,312	38,262	826,070
Accumulated amortization	(148,549)	(67,527)					(216,076)

Net book amount December 31, 2011	221,698	25,813	30,982	124,927	168,312	38,262	609,994

(i)

IT projects in progress and computer software are recorded at cost less accumulated amortization and impairment. Expenditure for development of projects and software, including the costs of materials, third-parties’ worked hours and other direct costs, are recognized when it is probable that they

F-2-54

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

will be successful, taking into account their commercial and technological feasibility, and only when their cost can be reliably measured. Such expenses are amortized on the straight-line method over the period of the expected benefits. The anticipated amortization period is five years, depending on the useful life of each project.
(ii)	Upon the acquisition of Pantanal in March 2010, management has identified as a separable intangible the airport operation rights. The fair value was estimated at R$ 124,927 and the asset is considered to have an indefinite useful life.
(iii)	Transfers in total corresponds to items classified as intangible assets to transferred to property, plant and equipment.

The amortization expense is recorded in the consolidated statements of operations within operating expenses as follows:

	December 31, 2011	December 31, 2010	December 31, 2009
Cost of services rendered	77,353	59,560	41,677
Selling expenses	600	317	222
General and administrative expenses	16,731	1,105	773

	94,684	60,982	42,672

(iv)	Impairment test

Upon the acquisition of Pantanal, the Company recognized intangible asset with indefinite useful life (airport slots) and goodwill. Slots were allocated to the Pantanal CGU upon acquisition and goodwill was allocated to the operating segment “Aviation” which at the time included two CGUs: TLA and Pantanal. Also upon acquisition of the TAM brand we have recognized the TAM brand as an intangible asset with indefinite useful life that was allocated to the TLA CGU. During the year 2011 the activities of Pantanal and TAM continued to be integrated resulting ultimately in the legal entity Pantanal being merged into TLA. As a result the operating segment Aviation as from 2011 is comprised of one single cash generating unit.

The operating segment and Aviation CGU has allocated as of December 31, 2011 goodwill amounting to R$ 38,262, slots with indefinite live with a carrying amount of R$ 124,927 and the TAM brand with indefinite live with a carrying amount of R$ 168,312.

The recoverable amount of the CGU Aviation was estimated based on its fair value less cost of sale. Fair value less cost of sale has been estimated based on a methodology that considered the fair value less cost of sale of TAM as of December 31, 2011 reduced by the market capitalization of Multiplus as of such date to the extent of the interest of TAM in Multiplus. In order to determine the fair value less cost of sale of TAM management has considered two methodologies: (a) one in which the fair value less cost of sale is based on the price for which TAM shares will be exchanged for LAN shares under the proposed terms of the transaction (that is the fair value of 0.90 shares of LAN per 1 share of TAM), and (b) the quoted market price of the shares of TAM considering the value as of December 31, 2011 and over a short-period of time before and after December 31, 2011. No impairment was identified.

F-2-55

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

18.	Financial liabilities

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

	Fair value		Carrying value
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Current
Finance lease obligations (Note 18.1)	707,696	567,419	707,696	567,419
Senior notes (Note 18.2)	33,355	25,477	32,004	24,350
Borrowings (Note 18.3)	912,668	581,323	947,110	600,382
Debentures (Note 18.4)	319,009	399,604	311,190	379,942

	1,972,728	1,573,823	1,998,000	1,572,093

Non-current
Finance lease obligations (Note 18.1)	4,622,142	4,190,504	4,622,143	4,190,504
Senior notes (Note 18.2)	2,100,761	1,030,287	2,038,214	984,707
Borrowings (Note 18.3)	9,643	14,191	10,046	14,658
Debentures (Note 18.4)	527,319	627,873	496,253	596,979

	7,259,865	5,862,855	7,166,656	5,786,848

18.1	Finance lease obligations

	Monthly payments expiring	December 31, 2011	December 31, 2010
Local currency
IT equipment	2014	33,168	21,261

Foreign currency – US$
Aircraft	2024	5,070,135	4,596,119
Engines	2021	222,363	136,601
Machinery and equipment	2014	4,173	3,942

		5,329,839	4,757,923

Current		(707,696)	(567,419)

Non-current		4,622,143	4,190,504

TAM has provided letters of guarantee and deposits in guarantee with respect to finance leases.

The minimum payments under finance leases are classified:

	December 31, 2011	December 31, 2010
No later than one year	816,750	684,008
Later than one year and no later than five years	3,178,009	2,420,112
Later than five years	1,865,986	2,315,571
Effect of discounting	(530,906)	(661,768)

	5,329,839	4,757,923

F-2-56

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

At December 31, 2011, the Company through its subsidiaries TLA and TAM Airlines has 84 aircraft (2010 – 79 aircraft) under finance leases.

18.2	Senior notes

	December 31, 2011	December 31, 2010
TAM Capital, Inc. (i)	563,468	499,380
TAM Capital 2, Inc. (ii)	575,045	509,677
TAM Capital 3, Inc. (iii)	931,705

	2,070,218	1,009,057

Current	(32,004)	(24,350)

Non-current	2,038,214	984,707

(i)	On April 25, 2007, TAM Capital Inc. concluded the offering of 3,000 senior notes, with a nominal value of US$ 100 thousand each, in the total amount of US$ 300 million (equivalent to R$ 710.4 million using the exchange rate as of the date of the transaction), incurring debt issuance costs of R$ 13.7 million, carrying interest at 7.375% p.a. (resulting in an effective interest rate of 7.70%). Interest is payable semiannually and with principal payable in a bullet payment, in 2017. The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM. The Company registered the notes with the United States Securities and Exchange Commission (“SEC”) on October 30, 2007.
(ii)	On October 22, 2009, TAM Capital 2 Inc. concluded the offering of 3,000 senior notes, with nominal value of US$ 100 thousand each, in the total amount of US$ 300 million (equivalent to R$ 523.2 million using the exchange rate as of the date of the transaction), carrying interest at 9.5% p.a. (resulting in an effective interest rate of 9.75%). The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM and with the SEC. TAM Capital 2 has the option to early redeem the Senior Notes at any time prior to January 29, 2015. In the event of early prepayment, a redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such the redemption option is considered clearly and closely related to the Senior Notes.
(iii)	On June 3, 2011, TAM Capital 3 Inc. concluded the offering of 5,000 senior notes, with nominal value of US$ 100 thousand each, in the total amount of US$ 500 million (equivalent to R$ 787.2 million using the exchange rate as of the date of the transaction), incurring debt issuance costs of R$ 10.1 million, carrying interest at 8.375% p.a. (resulting in an effective interest rate of 8.570% p.a.) payable semi-annually from December 2011 with the principal payable in full on June 2021. The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM and with the SEC. TAM Capital 3 has the option to early redeem the senior notes at any time prior to June 3, 2016. In the event of early prepayment, a redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such the redemption option is considered clearly and closely related to the Senior Notes.

F-2-57

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

18.3.	Borrowings

(a)	Balance composition

	Guarantees	Interest rate (effective rates for 2011 and 2010)	Payment terms and year of last payment	December 31, 2011	December 31, 2010
Local currency
FINEM – Sub credit A (i)	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a. (10.5% p.a. and 10.8%p.a.)	Monthly until 2011		13,704
FINEM – Sub credit B (ii)	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a. (12.2% p.a. and 10.5% p.a.)	Monthly until 2012	174	2,026
Others			Monthly until 2014	2,699	3,640

Foreign currency				2,873	19,370

FINIMP (iii)	Promissory notes from a minimum of US$ 1,111 thousand to a maximum at US$ 18,707 thousand	LIBOR +2.15% p.a. to 5.7% p.a. (4.3% p.a. and 5.3% p.a.)	Annually until December, 2012	712,803	506,913
International Finance Corporation – IFC (Working capital) (iv)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 3% p.a. (3.4% p.a. and 6.6%p.a.)	Half-yearly until 2012	2,688	7,272
Leasing renegotiation (v)	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	9,386	8,921
Financing – Pre-delivery payment (vi)	Unconditional guarantee	Monthly LIBOR + 0.6% p.a. (0.3% p.a. and 2.6% p.a.)	Second semester 2012	227,164	68,649
Other (vii)				2,242	3,915

				954,283	595,670

				957,156	615,040

			Current	(947,110)	(600,382)

			Non-current	10,046	14,658

FINIMP – Import Financing, FINEM – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate.

F-2-58

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

Non-current maturities are as follows:

Year	December 31, 2011	December 31, 2010
2012		6,027
2013	1,849	1,068
2014	1,102	696
2015	832	739
After 2015	6,263	6,128

	10,046	14,658

(b)	Description of the loans and financings:

(i)	Loan obtained in order to finance the investment plan of 2004 and 2005 focused on expanding the São Carlos technology center, the acquisition of equipment and materials made in Brazil, the development of software technical and managerial training and environmental projects.

(ii)	TAM signed financing agreements for the acquisition of machines and equipment. The transaction was entered into in 2007, with Itaú Unibanco.

(iii)	TAM obtained loans of the FINIMP-type, to finance imports of aircraft parts. Among currently active transactions, loans from banks Safra, Banco do Brasil, Itaú BBA and Citibank have maturities through December 2012.

(iv)	On December 16, 2005, TLA entered into a loan agreement with the International Finance Corporation (IFC) to finance up to US$ 33 million of PDP (pre-delivery payment) for Airbus aircraft.

(v)	Debt resulting from, renegotiation of a contact for airplanes and parts TAM and Fokker Aircraft BV entered into in June 25, 1982.

(vi)	TLA and TAM Financial 3, entered in 2011, into a loan agreement of loan with Natixis and Crédit Agricole to finance up to US$ 100.0 million of PDP (pre-delivery payment) with respect to Airbus aircraft.

(vii)	Contract for acquisition of IT equipment software and related services.

18.4	Debentures

	December 31, 2011	December 31, 2010
TAM S.A. (i)	174,650	347,800
TAM Linhas Aéreas S.A. (ii)	632,793	629,121

	807,443	976,921

Current	(311,190)	(379,942)

Non-current	496,253	596,979

F-2-59

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

Non-current maturities are as follows:

Year	December 31, 2011	December 31, 2010
2012		98,092
2013	99,182	98,887
2014	99,182	100,000
2015	99,182	100,000
After 2015	198,707	200,000

	496,253	596,979

(i)	TAM S.A.

On July 7, 2006 the Board of Directors approved the issuance for public distribution of simple, nonconvertible and unsecured debentures, with no preference but with a guarantee provided by the subsidiary TLA.

On August 1, 2006, TAM S.A. concluded the offering of 50,000 simple debentures in a single series, with a nominal value of R$ 10 each, totaling an amount of R$ 500,000, incurring debt issue costs of R$ 1,906. The debentures expire in six (6) years. Principal is repayable in 3 annual payments, the first installment was paid on August 1, 2010.

Interest is payable on a semiannual basis, at a rate equivalent to 104.5% of the CDI (effective interest rate at the date of issuance of 15.38%) calculated and published by CETIP (the custodian and liquidation agent). At December 31, 2011 the effective interest rate was 12.12% (2010 – 10.19%).

The debenture indenture provides for the compliance with certain covenants based on financial ratios calculated based on Brazilian accounting practices in effect up to 2007. With the application of the new accounting practices defined by IFRS, especially the one that requires the recognition in the Company’s financial statements of finance lease agreements, the coverage ratio of the company’s debt has increased. It should be noted that this ratio was breached in the fiscal year ended December 31, 2010, failing to reach the limit now agreed. In this sense these debentures would be subject to early maturity, although this not automatic as this is subject to the completion and approval at a General Meeting of Debenture holders. Due to the issuer’s failure to comply with a debt coverage ratio of at least 130%, a debenture holders’ meeting was held on February 7, 2011. The issuer proposed authorizing the trustee not to proceed with the accelerated maturity and this proposal was approved solely for the year ended December 31, 2010. In connection with this waiver of accelerated maturity, the issuer agreed to pay a waiver award to debenture holders, equivalent to 1.70% of the unit price at the payment date. This waiver award was paid on March 1, 2011. Therefore, at the Company’s balance sheet reporting date, it is not in default of its obligations under the indenture for these debentures. Additionally, the Company evaluated its other financing agreements, including leases, and concluded that there is no other funding that should be reclassified as current liabilities. In compliance with the IFRS, the Company reclassified as of December 31, 2010 the long-term portion with maturity scheduled for 2012 to current, in the amount of R$ 166,376.

At the debenture holders’ meeting on December 22, 2011, the issuer’s proposal for authorizing the trustee not to decree the accelerated maturity was approved, for the year ended December 31, 2011, in the event of the issuer not complying with the debt coverage ratio. As a result of the approval the Company paid on December 28, 2011 the total of R$ 1,572, equivalent to 0.9% of nominal value fixed by the date of payment. Therefore, at the balance sheet date on December 31, 2011 the Company is in compliance to its obligations agreed in the indenture of debentures.

F-2-60

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(ii)	TAM Linhas Aéreas S.A.

On July 16, 2009 the Board of Directors approved the issuance for public distribution of simple and nonconvertible debentures, with a guarantee provided by TAM S.A.

On July 24, 2009 TAM Linhas Aéreas S.A. concluded the offering of 600 simple debentures in a single series, with a nominal value of R$ 1,000 each for a total amount of R$ 600,000 and debt issue costs of R$ 7,631. On July 22, 2010 the Extraordinary Shareholders Meeting approved the change in the maturity dates. The final maturity was changed from July 24, 2013 to July 24, 2017, the principal repayments were changed from quarterly payments to semi-annual payments with the date for the first repayment of principal originally due on July 24, 2010 to January 24, 2012. The cost of this renegotiation was R$ 3,000.

Payment of interest has been modified from monthly payments to semiannual payments, at a rate equivalent to 124% of the CDI (interest rate at the date of issuance of 13.25%), calculated and published by CETIP (the custodian and liquidation agent). The effective interest rate was 14.38% p.a. at December 31, 2011 (2010 – 12.09%).

The Company may exercise early redemption at any time, at its discretion, by sending or publishing a notice to debenture holders 10 days in advance. The early redemption can be total or partial. The debentures subject to this procedure are mandatorily canceled. Management has concluded that the amount payable upon early redemption is approximately equal to the amortized cost of the debentures and, as such, the redemption option is considered clearly and closely related to the debentures.

19.	Deferred Income

	December 31, 2011	December 31, 2010
Advanced ticket sales	624,923	942,167
Loyalty program	804,423	825,265
Sale and leaseback – deferred gains (i)	70,528	100,169
Sale and leaseback – deferred losses (ii)	(19,906)
Deferred revenue – services contracts (iii)	199,890

	1,679,858	1,867,601

Current	(1,472,055)	(1,801,181)

Non-current	207,803	66,420

(i)	The deferred gains on sale and leaseback transactions relate to sales of aircraft in 2001 and 2003. The gains are being recognized in the statements of operations on a straight-line basis through to 2014. On March 4, 2011, the Company entered into a sale and leaseback related to one engine. The gain from this transaction was R$ 4,832 and is being amortized on a straight-line basis through to 2015.
(ii)	On December 16, 2011, the subsidiary TLA entered into four sale and leaseback transactions related to aircraft finance leases. The operations generated a loss of R$ 20,130 which was deferred after the impairment testing of these aircraft, as required by paragraph 64 of the IAS 17. The loss will be amortized on the straight-line basis until 2015.
(iii)

On December 29, 2011, the subsidiary TLA signed a commercial partnership with Bank Itaucard S.A. (“Itaucard”) in order to offer, distribute and market through distribution channels or by any other means, the Itaucard credit card to TAM customers nationlywide for a period of 15 years from the inception of the

F-2-61

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

transaction . Itaucard advanced the total amount of the contract (R$ 200 thousand), which was deferred and recognized in the statement of operations in a straight-line basis. In 2011 the total amount of R$ 230 was recognized as income.

20.	Refinanced taxes payable under Fiscal Recovery Program (REFIS)

In November 2009, TLA and Pantanal applied to the Fiscal Recovery Programa (REFIS), established by Law n° 11,941/09 and Provisional Measure, n° 449/2009. REFIS has the purpose of allowing to settle tax debt through a special mechanism for paying and refinancing tax and social security liabilities. The general conditions of the effects to applying to REFIS are summarized below:

•	Payment will be made in 180 monthly installments depending on the nature of the debt;

•	Reduction of penalties and interest;

•	Obligation to make the monthly payments and not become overdue more than three months; and

•

Withdraw all lawsuits the participant has initiated with respect to the taxes included in REFIS. If those commitments are not honored the Company will be excluded from the REFIS and a new tax debt will be determined based on the amounts originally due.

During the year ended December 31, 2011 the tax authorities concluded the final processing of the REFIS application and the total amounts of the debt under REFIS consists of the following:

	Original amount	Penalties	Interest	Fees	Total
Cofins (i)	193,771	7,345	133,900		335,016
Pis (i)	37,301	2,724	40,561		80,586
Refinanced taxes payable under Fiscal Recovery Program from Pantanal (ii)	20,215	1,911	24,880	3,096	50,102
Other	15,475	799	6,112		22,386

	266,762	12,779	205,453	3,096	488,090

(i)	Refers to the increase in the tax base of the PIS tax and the increase in the contribution and basis of calculation of COFINS tax, established by Law n° 9,718/98. In accordance with the requirements of the REFIS the Company has already filed a dismissal of the lawsuits it had begun challenging the unconstitutionality of such increases.
(ii)	Refers to the remaining balance of previous tax refinancing program of Pantanal with respect to years 2000 to 2006.

F-2-62

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

As a result of the final processing of the debt by the tax authorities on June 30, 2011, the total amount of the debt corresponds to a single tax debt irrespective of the tax or contribution that had originally generated the tax liability. The status of the total amount due is as follows:

December 31, 2011
Consolidated debt	439,827
Consolidated debt adjustment	11,710
Index	62,429
Payments made	(30,648)

Total	483,318

Current (*)	(46,924)

Non-current	436,394

(*)	The amount is recorded under “Taxes, charges and contribution” in current liabilities.

The total consolidated debt under REFIS classified as non-current liability has the following maturities:

Year	R$
2013	36,653
2014	36,653
2015	36,653
2016	36,653
2017	36,653
2018	36,653
2019	36,653
2020	36,653
2021	36,653
2022	36,653
2023	36,653
2024	30,044

Total	436,394

As result of applying to REFIS a gain was recognized for the reduction of penalties and interest previously, provided for amounting to R$ 70,812 in 2009. Of the total amount, R$ 24,448 were recognized under “operating expenses – Other” and the amount of R$ 46,364 was recorded as a reduction in Finance costs both in the income statement for the year ended December 31, 2009. The gain corresponds to the reductions established by Law 11941/09 for payment of the taxes in 180 months consisting of reduction of 60% of the amount of penalties and 25% of the amount of late payment interest.

F-2-63

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

21.	Other Liabilities

	December 31, 2011	December 31, 2010
Reorganization of Fokker 100 Fleet (i)	39	13,860
Maintenance provision – “Power by the hour” (ii)	535,088	252,534
Other liabilities	102,378	106,736

	637,505	373,130

Current	(197,444)	(135,658)

Non-current	440,061	237,472

(i)	Pursuant to the agreement to return the Fokker 100 fleet, on December 19, 2003 TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases. As a result, TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 for an original amount of R$ 94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. The Company issued letters of guarantee as Security. TLA also renegotiated the rescheduled overdue installments for an original amount of R$ 49,599.
(ii)	During the year ended December 31, 2011, the Company included 168 engines (2010 – 143) under Power by the hour maintenance contracts.

F-2-64

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

22.	Provisions

(a)	Changes in the reserve for contingencies

The Company and its subsidiaries recorded provisions for contingencies in all cases where loss by the Company is deemed probable based on advice provided by the Company’s internal and external legal counsel. As at December 31, 2011 and 2010 the amount of provisions and the corresponding judicial deposits recognized were as follows:

	December 31, 2009	Recognized on acquisition of Pantanal	Additional Provisions (Deposits)	(Reversals)	Financial charges	December 30, 2010
Additional tariff (ii)	515,463		39,895	(585,914)	30,556
Airline staff fund (i)	135,089		28,473		10,664	174,226
Labor contingencies	18,676	1,200	1,087	(33)		20,930
Civil litigation	67,379		18,892			86,271
Other tax contingencies	40,222	9,190	7,713	(10,119)	1,125	48,131
Total	776,829	10,390	96,060	(596,066)	42,345	329,558

(-) Judicial deposits	(110,256)	(267)	(14,768)	4		(125,287)

Total	666,573	10,123	81,292	(596,062)	42,345	204,271

	December 31, 2010	Additional Provisions (Deposits)	Payments	Financial charges	December 31, 2011
Airline staff fund (i)	174,226	35,258		15,979	225,463
Labor contingencies	20,930	793	(279)		21,444
Civil litigation	86,271	21,366			107,637
Other tax contingencies	48,131	15,033		1,332	64,496

Total	329,558	72,450	(279)	17,311	419,040
(-) Judicial deposits	(125,287)	(22,672)	38		(147,921)

Total	204,271	49,778	(241)	17,311	271,119

F-2-65

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(i)	Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.
(ii)	Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order. In September 2010, the Supremo Tribunal de Justiça (Superior Court of Justice) confirmed the decision that definitively releases the Company from paying the additional tariff, calculated at 1% on the air fare for all tickets sold by the regular domestic airlines. In the light of such event, the Company reversed the accounting provision thereof on R$ 585,914 (R$ 439,437 net of income tax), related to the period from June 2001 up to August 2010. The reversal has been recognized in the statement of income in the following line items and for the following amounts:

December 31, 2010
Revenue – Sales taxes and other deductions	39,895
Operating expenses – General and administrative expenses (note 29)	364,854
Finance costs	181,166
Deferred income tax	(146,478)

439,437

(b)	Possible contingencies

The Company and its subsidiaries are also parties to tax, labor and civil lawsuits, involving risks of loss that management, based on the assessment made by its legal counsel, classified as possible and, therefore, no provision a was required. The estimated amounts are as follows:

	December 31, 2011	December 31, 2010
Tax contingencies
ICMS (State Value Added Tax)	436,081	383,374
IRPJ and CSLL (Income taxes)	151,802	136,216
Special customs regime for temporary	102,644	102,594
Others (i)	339,067	134,026

	1,029,594	756,210
Civil litigation	65,876	30,911
Labor contingencies	426,639	316,485

	1,522,109	1,103,606

(i)	The increase relates to the following tax assessments:

(a)	Administrative process (AI 10314.720023/2011-15) resulting from a tax assessment through which the tax inspector requires payment of Tax on Industrialized Products (Imposto sobre Produto Industrializado—IPI) on import of aircrafts from April 2006 through February 2009. The tax authorities claim that IPI exemption depends on certain requirements being met including proving that the entity is in full compliance with its tax obligations a requirement allegedly not met by TAM considering that for certain periods the following certicates allegedly were not presented: Compliance Certificate of FGTS, Joint Certificate of Tax Debts and of Federal Outstanding Debits (either a certificate indicating non-existence of debt – negative – or a certificate indicating debts but with same effects of a negative certificate) in certain periods.

F-2-66

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b)	Administrative processes (AI 10314.720018/2011-75) resulting from a tax assessment through which the tax inspector requires payment of Tax on Industrialized Products (Imposto sobre Produto Industrializado – IPI), payment of IPI on imports and COFINS on imports on the import of spare parts for aircrafts to be used for repairs, checks and maintenance of aircrafts from June 2006 through July 2010. The tax authorities claim that IPI exemption and taxation at zero rate for IPI and COFINS on imports depends on certain requirements being met including proving that the entity is in full compliance with its tax obligations a requirement allegedly not met by TAM considering that for certain periods the following certicates allegedly were not presented: Compliance Certificate of FGTS, Joint Certificate of Tax Debts and of Federal Outstanding Debits (either a certificate indicating non-existence of debt – negative – or a certificate indicating debts but with same effects of a negative certificate) in certain periods.

Those assessments amounted to R$ 819,270 of which R$ 770,652 corresponds to IPI on aircrafts. TAM has presented defense to the processes and based on the advice of its tax advisors and a lower court decision (Judgment no. 17-54747) estimates that for the amount of R$ 70,046 the probability of loss is possible and for the amount of R$ 700,606 the probability of loss is remote.

23.	Deferred Income Tax and Social Contribution

Deferred income tax and social contribution assets and liabilities are offset when there is a legal right of offsetting tax credits against taxes payable and provided that they refer to the same tax authority.

F-2-67

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The movement in deferred income tax and social contribution assets and liabilities during the period ended December 31, 2011, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax and social contribution	December 31, 2009	Charged/ (credited) to the statements of operations	Charged Intangible assets – Goodwill Pantanal acquisition (Note 17)	December 31, 2010	Charged/ (credited) to the statements of operations	Credited to the equity	December 31, 2011
Income tax loss carry forwards	82,418	(20,130)		62,288	(16,130)		46,158
Social contribution carry forwards	42,638	(20,090)		22,548	(4,406)		18,142
Temporary differences:
Provision for derivatives loss / gains	65,002	(58,906)		6,096	(10,115)	18,195	14,176
Provision for derivatives not realized in income						(571)	(571)
Provision for contingencies	203,935	(109,927)		94,008	29,197		123,205
Allowance for losses on inventories and receivables accounts	23,487	15,678		39,165	5,168		44,333
Deferred income from sale leaseback transaction	39,221	(10,909)		28,312	(16,281)		12,031
TAM loyalty program	203,484	(137,476)		66,008	(66,021)		(13)
Finance leases	(430,389)	(2,496)		(432,885)	222,597		(210,288)
Other	13,571	35,225		48,796	(9,736)		39,060

Deferred income tax and social contribution liabilities
Property, plant and equipment	(49,491)	3,977		(45,514)	854		(44,660)
Deferred income tax and social contribution liability on intangible assets on acquisition of Pantanal			(38,262)	(38,262)			(38,262)

Total	193,876	(305,054)	(38,262)	(149,440)	135,127	17,624	3,311

Deferred income tax and social contribution asset	325,779	(309,031)		16,748	14,145	17,624	48,517
Deferred income tax and social contribution liability	(131,903)	3,977	(38,262)	(166,188)	120,982		(45,206)

F-2-68

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2009	December 31, 2010	December 31, 2011
Deferred income tax and social contribution expected to be recovered within 12 months – Netted	35,659	(65,714)	69,718
Deferred income tax and social contribution expected to be recovered within more than 12 months – Netted	158,217	(83,726)	(66,407)

	193,876	(149,440)	3,311

Deferred tax assets resulting from income tax and social contribution losses and temporary differences are recognized to the extent that the realization of the related tax benefit through the future taxable profits is probable.

At December 31, 2011, there were unrecognized deferred tax assets relating to the tax losses of foreign subsidiaries in the amount of R$ 161,065 (2010 – R$ 66,183).

(a)	Income tax and social contribution expense

	December 31, 2011	December 31, 2010	December 31, 2009
Current tax	(213,743)	(142,000)	(3,972)
Deferred tax	135,127	(305,054)	(645,567)

	(78,616)	(447,054)	(649,539)

The income tax and social contribution on TAM’s profit before taxes differs from the theoretical amount average that would arise using the tax rate applicable to income of consolidated entities as follows:

	December 31, 2011	December 31, 2010	December 31, 2009
Profit / (loss) before income tax and social contribution	(182,987)	1,115,984	1,897,998
Tax calculated at Brazilian tax rates applicable to profits	34%	34%	34%

Taxes calculated at statutory rates	62,185	(379,434)	(645,319)

Tax effects of permanent differences:
Non deductible expenses	(46,244)	(34,104)	(24,091)
Tax credit on interest paid on own capital	7,512	29,080
Tax debit on interest received on own capital from Multiplus	(5,494)	(17,654)
Unrecognized tax credits on tax losses of Pantanal	(22,307)	(1,539)	(43)
Unrecognized (deferred tax asset on losses of subsidiaries outside Brazil) / deferred tax liability on profits of subsidiaries outside Brazil	(69,992)	(34,759)	29,876
Tax credits related to social contribution on taxes with suspended payment		(3,583)
Non-deductible share-based compensation	(3,097)	(5,580)	(3,879)
Other	(1,179)	519	(6,083)

Income tax and social contribution tax charge (credit)	(78,616)	(447,054)	(649,539)

Effective rate %	42.9	40.1	34.2

F-2-69

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

The years from 2005 to 2011 are open to review by Brazilian tax authorities.

(b)	Transitional Tax Regime – RTT

The Transitional Tax Regime has been established by Law 11638/07 in order to maintain the same tax rules for determining taxable income as at December 31, 2007, regardless of any changes introduced by Low 11638/07 to accounting practices adopted in Brazil.

RTT is option for the tax years ended December 31, 2008 and 2009, and mandatory from 2010. TAM has opted for the RTT in 2008.

24.	Share Capital

(a)	Authorized capital

At December 31, 2011 the authorized capital was R$ 1,200,000 (2010 – R$ 1,200,000) and can be increased by means of the issuance of common and preferred shares, as resolved by the Board of Directors.

The Board of Directors approved on September 30, 2011 a authorized the share buyback program of preferred shares of the Company, under the following conditions:

•	Purpose: Acquisition of preferred shares issued by the Company to be maintained in treasury and subsequently cancelled or sold without reduction in capital stock.

•	Number of shares to be acquired: The acquisition should not exceed 54,137 preferred shares.

•	Period for the program: The maximum term of the program is 365 days as from the date of approval. The acquisition of the shares shall be made in the BM&F Bovespa at its market price.

•	Number of preferred shares publicly held: 83,309,958 shares.

(b)	Subscribed share capital

At December 31, 2011 the subscribed share capital is comprised of 156,206,781 shares (2010 – 156,206,781) fully paid nominative shares without nominal value, of which 55,816,683 (2010 – 55,816,683) are common shares and 100,390,098 (2010 – 103,390,098) are preferred shares.

Common shares confer to their holder the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in relation to certain matters while the Company is listed in Level 2 of BOVESPA. However, they have priority in the distribution of dividends, and in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

As per the Adhesion Agreement executed with BOVESPA, the Company complies with the requirement to have a free float in the market of 25% of its shares. Since August, 2007 the free float has been 53.85%.

	Number of shares	Common shares	Preferred shares	Capital
At December 31, 2010	156,206,781	55,816,683	100,390,098	819,892

At December 31, 2011	156,206,781	55,816,683	100,390,098	819,892

F-2-70

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(c)	Reduction of capital of Multiplus

On March 18, 2011, Multiplus approved a capital reduction from R$ 692,385 to R$ 92,370, resulting in a reduction of R$ 600,014, equivalent to R$ 3.72 per share without the cancellation of any shares and without any change in the percentage of interest held by the shareholders of Multiplus. The distribution process was finalized on June 22, 2011 when cash was distributed to shareholders the total cash distribution TAM received R$ 439,030 and the non-controlling shareholder received R$ 160,984.

(d)	Payment of dividends and dividends declared

On April 2011, the Company paid dividends totaling the amount of R$ 181,460 (2010 – R$ 233,325).

Under TAM S.A.’s bylaws, shareholders are entitled to a mandatory minimum dividend equivalent to 25% of the net profit for the year, as per the parent company’s individual financial statements, prepared in conformity with accounting practices adopted in Brazil. Interest on capital, deductible for tax purposes, that have haven paid or credited, may be deducted from the mandatory dividends. Preferred shares have priority in capital reimbursement and to right to dividends in the minimum amount equivalent to those paid on common shares. Dividends are subject to approval at the Annual General Meeting and are as follows:

December 31, 2010
Profit for the year	637,420
(-) Legal reserve- 5%	(31,871)

(=) Profit to be distributed	605,549

Minimum mandatory dividends	(151,387)
Number of shares	151,185

Dividends per share – R$	(1. 00)

Minimum mandatory dividends proposed per share	(1. 00)
Minimum mandatory dividends proposed	(151,387)

No dividends have been provided for the year ended December 31, 2011 since the result for the year is a loss.

25.	Other reserves

	December 31, 2011	December 31, 2010	December 31, 2009
Share Premium (a)	74,946	74,946	74,946
Treasury shares (b)	(2,559)	(6,008)	(11,370)
Stock option plan (c)	68,027	51,667	35,668
Legal reserve (d)	81,005	81,005	49,134
Profit retention (g)	449,015	814,587	353,007
Cumulative translation adjustment (e)	(14,998)	(17,263)	(16,794)
Cash flow hedge reserve (Note 5.1.1 (c) )	(25,022)
Deemed cost reserve (f)	112,497	113,972	130,540
Transfer from non-controlling interest (h)	490,020	489,115

	1,232,925	1,602,021	615,131

F-2-71

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(a)	Share premium

The share premium reserve arose on the subscription of shares in TAM, due to the fair value of net assets received being greater than the nominal amount of the share capital issued.

(b)	Treasury shares

The movement of treasury shares during the year ended December 31, 2011 is presented below:

	Quantity of shares	Thousand of R$	Average price per share - Reais
At December 31, 2009	402,311	(11,370)	28.26
Resale of treasury shares	(189,731)	5,362	28.26

At December 31, 2010	212,580	(6,008)	28.26

Acquisition of treasury shares (i)	54,137	(1,879)	34.71
Resale of treasury shares	(186,462)	5,328	28.81

At December 31, 2011	80,255	(2,559)	31.89

(i)	At meeting of the Board of Directors held on September 30, 2011, authorized the purchase of up to of 54.137 preferred shares to be held in treasury for future use to meet the exercise of options under Stock Option Plan.
(ii)	During the year ended December 31, 2011, 186,462 shares held in treasury were sold to beneficiaries of the stock option plan. The shares sold relate to the executive compensation plan approved at the Extraordinary General Meeting (EGM) of May 16, 2005.

The market value of shares based on the closing quote in the São Paulo stock exchange at December 31, 2011, is R$ 35.67 per share (2010 – R$ 39.14).

(c)	Stock options

The credit relating to the expense for stock options is recorded in this reserve, and is released to retained earnings when options are exercised or expire (Note 29.2).

(d)	Legal reserve

Brazilian law requires that a legal reserve is constituted by appropriating 5% of profit for the year until the legal reserve reaches 20% of the amount of share capital.

(e)	Cumulative translation adjustment

The effects of exchange rate changes during the year on net assets of foreign operations at the beginning of the year and the difference between their profit for the year at average and year-end exchange rates are recorded in the currency translation adjustment reserve.

(f)	Deemed cost reserve

On transition to IFRS the Company adopted the revalued amounts as the deemed cost for certain assets that were revalued under BR GAAP in years prior to the transition date to IFRS. The deemed cost reserve corresponds to the revaluation of those assets maintained at initial transition to IFRS and the reserve is realized in the same

F-2-72

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

proportion of the depreciation, write-off or sale of the revalued asset, with a contra entry to the retained earnings (accumulated deficit) account. In the year ended December 31, 2011 realization totaled R$ 1,481, net of tax effects (2010 – R$ 9,299). Of the total amount of the reserve, R$ 28,733 (2010 – R$ 28,733) corresponds to the revaluation of land and buildings, which will only be realized upon the eventual write-off of assets.

(g)	Profit retention reserve

Correspond to a reserve of profits for which under Brazilian Corporation Law shareholders may decide to transfer profits based on a budget of capital expenditures also approved by the shareholders.

(h)	Transfer from non-controlling interests

Refers to the transfer from non-controlling interests on the issuance of shares representing 26.83% of Multiplus in 2011 and the subsequent effect of the change in non-controlling interest in 2011. As required by IAS 27 “Consolidated and Separated Financial Statements”, the changes in the Company’s ownership interest in Multiplus did not result in loss of control and, therefore, it was recognized as a capital transaction, directly in the Company’s shareholders’ equity.

F-2-73

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

26.	Revenue

TAM had no major customers which represented more than 10% of revenue in any of the periods presented. The Company utilizes its gross revenue information by type of service rendered and by region, as follows:

(a)	By type of service rendered

	December 31, 2011%		December 31, 2010%		December 31, 2009%		Variation (%) 2011 - 2010	Variation (%) 2010 - 2009
Domestic
Passenger	6,185,319	45.6	5,870,880	49.8	5,468,612	53.9	5.36	7.4
Cargo	552,861	4.0	510,785	4.3	446,983	4.4	8.2	14.3

	6,738,180	49.7	6,381,665	54.1	5,915,595	58.3	5.6	7.9

International
Passenger	3,823,488	28.2	3,284,473	27.8	2,684,009	26.5	16.4	22.4
Cargo	623,815	4.6	601,898	5.1	489,305	4.8	3.6	23.0

	4,447,303	32.8	3,886,371	32.9	3,173,314	31.3	14.1	22.5

Other
Loyalty Program (TAM)	212,036	1.6	381,519	3.2	538,950	5.3	(44.4)	(29.2)
Loyalty Program (Multiplus)	1,151,737	8.5	444,893	3.8			158.9	100.00
Travel and tourism agencies	78,617	0.6	61,531	0.5	59,635	0.6	27.8	3.2
Others (includes expired tickets)	927.939	6.8	642,804	5.4	451,647	4.5	44.4	42.3

	2,370,329	17.5	1,530,747	13.0	1,050,232	10.4	54.8	45.8

Total gross	13,555,812	100.0	11,798,783	100.0	10,139,141	100.0	14.9	16.4

Sales taxes and other deductions	(561,326)		(420,092)		(373,635)

Revenue	12,994,486		11,378,691		9,765,506

F-2-74

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b)	By geographical location of the Company’s destinations

	December 31, 2011%		December 31, 2010%		December 31, 2009	Variation (%) 2011 - 2010	Variation (%) 2010 - 2009
Brasil	9,108,509	67.2	7,912,412	67.0	6,965,826	15.1	13.6
Europe	2,016,299	14.8	1,958,730	16.6	1,440,352	2.9	36.0
North America	1,592,845	11.8	1,057,091	9.0	862,529	50.7	22.5
South America (excluding Brazil)	838,159	6.2	870,550	7.4	870,434	(3.7)	0.1

Total gross	13,555,812	100.0	11,798,783	100.0	10,139,141	14.9	16.4

Sales taxes and other deductions	(561,326)		(420,092)		(373,635)

Revenue	12,994,486		11,378,691		9,765,506

F-2-75

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

27.	Operating expenses by nature

	December 31, 2011
	Cost of services rendered	Sales	General and administrative	Total	%
Personnel	2,236,268	239,575	217,902	2,693,745	22.4
Board of Executive Officers fee			1,761	1,761	0.0
Fuel	4,186,892			4,186,892	34.8
Depreciation and amortization	596,688	4,625	129,062	730,375	6.1
Maintenance and repairs (excluding personnel)	619,357			619,357	5.2
Aircraft insurance	46,533			46,533	0.4
Take-off, landing and navigation aid charges	682,258			682,258	5.7
Leasing of aircraft, engines and equipment under operating leases	417,964	10,069	22,017	450,050	3.7
Third party services	208,785	308,555	322,627	839,967	7.0
Marketing and related expenses		962,925		962,925	8.0
Other	394,328	205,058	204,180	803,566	6.7

	9,389,073	1,730,807	897,549	12,017,429	100.0

	December 31, 2010
	Cost of services rendered	Sales	General and administrative	Total	%
Personnel	1,883,800	247,283	196,211	2,327,294	22.3
Board of Executive Officers fee			1,134	1,134	0.1
Fuel	3,451,198			3,451,198	33.2
Depreciation and amortization	613,687	1,661	84,421	699,769	6.7
Maintenance and repairs (excluding personnel)	612,262			612,262	5.9
Aircraft insurance	51,982			51,982	0.5
Take-off, landing and navigation aid charges	609,447			609,447	5.9
Leasing of aircraft, engines and equipment under operating leases	447,112	7,252	16,619	470,983	4.5
Third party services	166,691	262,696	343,907	773,294	7.4
Marketing and related expenses		959,843		959,843	9.2
Reversal of additional tariff			(364,854)	(364,854)	(3.5)
Other	353,788	278,966	180,572	809,326	7.8

	8,189,967	1,753,701	458,010	10,401,678	100.0

F-2-76

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2009
	Cost of services rendered	Selling	General and administrative	Total	%
Personnel	1,619,290	183,955	181,149	1,984,394	20.6
Board of Executive Officers fee			776	776	0.1
Fuel	2,741,253			2,741,253	28.7
Depreciation and amortization	521,909	1,484	78,993	602,386	6.3
Maintenance and repairs (excluding personnel)	640,433			640,433	6.7
Aircraft insurance	63,681			63,681	0.7
Take-off, landing and navigation aid charges	585,890			585,890	6.1
Leasing of aircraft, engines and equipment under operating leases	525,200	9,352	15,213	549,765	5.8
Third party services	167,556	301,096	318,913	787,565	8.2
Marketing and related expenses		854,701		854,701	9.0
Other	355,732	182,164	206,892	744,788	7.8

	7,220,944	1,532,752	801,936	9,555,632	100.0

F-2-77

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

28.	Employee Benefits

Personnel costs (presented under Personnel and Director fees in Note 27 are composed of the following amounts:

	December 31, 2011	December 31, 2010	December 31, 2009
Salaries and bonuses	2,132,234	1,844,562	1,527,390
Defined contribution pension plan	12,772	27,090	23,619
Share based payment	19,022	15,999	11,407
Taxes and social contributions	531,478	440,777	422,754

	2,695,506	2,328,428	1,985,170

28.1	Profit-sharing and bonuses

In accordance with the annual union agreement, the Company’s management will pay a share of its profits when it reaches certain performance indicators established according to the annual budget. Consequently, during the year management recorded a expense for this benefit within “Salaries and social charges” totaling R$ 74,516 at December 30, 2011 (2010 – R$ 100,168 and 2009 – R$ 28,922).

28.2	Share-based payment

(a)	TAM Linhas Aéreas

The Extraordinary Stockholders’ Meeting held on October 4, 2010 authorized that the Board of Directors may grant stock options to employees up to 2% of outstanding shares. These transactions can be summarized as follows:

	Number of stock options outstanding	Weighted average exercise price - R$
At December 31, 2009	1,667,440	36.55

Granted	1,051,467	23.99
Exercised	(165,868)	14.40
Unvested options forfeited	(343,924)	39.67

At December 31, 2010	2,209,115	34.18

Exercised	(186,464)	19.57
Unvested options forfeited	(188,152)	37.89

At December 31, 2011	1,834,499	38.89

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the Company at that time. The options have a contractual term of seven years.

The options contain a “service condition” as vesting and exercisability of the options depends only on the rendering of a defined period of services by the employee. Dismissed employees have the obligation to satisfy certain conditions in order to maintain their options rights.

The cost has been recognized as being the fair values of stock options when they are transferred in balancing entry to the Company’s equity, since the payment may be made in shares. The fair value of these options was estimated using the Black-Scholes option pricing model. The following table shows details of the various option grants, together with the variables used in valuing the options granted:

F-2-78

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	1st grant	2nd grant	3rd grant	4th grant	1st special grant	2nd special Grant (ii)	3rd special grant	4th special grant	Total or weighted average
Date of grant	12/28/2005	11/30/2006	12/14/2007	05/28/2010	09/27/2007	02/29/2008	04/01/2010	11/03/2010
Number of options granted	715,255	239,750	780,311	591,463	230,000	11,595	230,000	230,000
Exercise price at grant date	14.40	43.48	39.67	25.11	38.36	30.24	24.59	20.53
Risk free interest rate – %	17.93%	13.13%	10.95%	9.38%	10.82%	10.82%	8.34%	10.69%
Average term	5.5	5.5	5.5	5.5	4.5	4.5	4.5	4.5
Expected dividend yield – %	0.00%	0.32%	0.58%	0.55%	0.58%	0.56%	0.55%	0.55%
Share price volatility – %	34.24%	41.29%	42.30%	51.47%	40.48%	43.66%	51.32%	52.14%
Market share price at grant date – R$	45.00	61.00	44.03	24.30	50.10	35.48	30.31	41.92
Fair value at grant date – R$	39.64	41.11	25.09	13.57	28.28	19.33	17.95	29.91
Number of options outstanding (i)	80,256	138,044	440,226	485,973	230,000		230,000	230,000	1,834,499
Number of options exercisable (i)	80,256	138,044	335,151		230,000				783,451
Exercise price (adjusted by IGP-M) (i)	20.34	59.79	50.97	28.37			21.99	22.92
Amount payable upon exercise for exercisable options – At exercise price on 12/31/2011	1,632,407	8,253,651	17,082,646		11,684,000
Remaining average term (i)	1.50	1.50	1.83	3.83			2.75	2.75

(i)	At December 31, 2011.
(ii)	Special grant forfeited.

Share price volatility is determined based on historical share price volatility of the company’s quoted shares.

F-2-79

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b)	Multiplus

The Extraordinary Stockholders’ Meeting held on October 4, 2010 authorized that the Board of Directors may grant stock options to employees up to 3% of outstanding shares.

These transactions can be summarized as follows:

	Number of stock options outstanding	Weighted average exercise price - R$
At December 31, 2009
Options granted	1,660,759	18.07

At December 31, 2010	1,660,759	18.07

Exercised	(77,285)	24.80
Unvested options forfeited	(6,196)	17.49

At December 31, 2011	1,577,278	14.64

Under the plan, options assigned for regular grants are divided into three equal parts and employees can exercise one third of their options of two, three and four years, respectively if they are still employed by Multiplus at that time. The contractual life of the options is seven years after the grant of option. The 1st extraordinary grant was divided into two equal parts that can be exercised as follows: half of the options after three years, and another half after four years. The 2nd extraordinary grant was also divided into two equal parts that can be exercised after one year and two years, respectively.

The options contain a “service condition” as vesting and exercisability of the options depends only on the rendering of a defined period of services by the employee. Dismissed employees have the obligation to satisfy certain conditions in order to maintain their options rights.

During the six months ended June 30, 2011, Multiplus fixed the exercise price of R$ 20.00 (twenty reais) per share, for the 2nd extraordinary grant related to the hiring of the current Chief Executive Officer of Multiplus and approved the reduction in the exercise price for all other options previously granted by R$ 3.72 (three reais and seventy-two cents per share) due to the reduction of the capital of Multiplus. The modification of the options granted as result of the reduction in the exercise price resulted in additional compensation (R$ 3,114). Considering that no options were vested as of June 30, 2011 the additional compensation is recognized prospectively through the remaining vesting period of the options.

On October 3, 2011, Multiplus fixed the exercise price of R$ 16.28 (sixteen reais and twenty-eight cents) per share for the 2nd, extraordinary grant described above in order to reflect the effect of the reduction of capital of Multiplus. The modification of the options granted as result of the reduction in the exercise price resulted in additional compensation R$ 312, that will be recognized prospectively through the vesting period of the options.

The cost has been recognized as being the fair values of stock options when they are transferred in balancing entry to the Company’s equity, since the payment may be made in shares. The fair value of these options was estimated using the Black-Scholes option pricing model. The following table shows details of the various option grants, together with the variables used in valuing the options granted:

F-2-80

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b.1)	Assumptions used to estimate the fair value of the options at the original grant date:

	1st grant	2nd grant	1st extraordinary grantª	2nd extraordinary grantª	Total or weighted average
Date of grant	10/04/2010	11/08/2010	10/04/2010	10/04/2010
Number of options granted	98,391	36,799	1,370,999	154,570	1,660,759
Exercise price at grant date	27.33	31.55	16.00	27.33
Risk free interest rate – %	10.16	10.16	10.16	10.16
Average term	5.0	5.0	5.25	4.25
Expected dividend yield – %	0.67	0.57	0.67	0.67
Share price volatility – %	30.25	31.21	30.25	30.25
Market share price – R$	26.90	31.55	26.90	26.90
Fair value at grant date – R$	11.58	14.06	16.91	10.53

(b.2)	Considering the modification in the exercise price, the following assumptions were used to measure the additional compensation:

	1st grant	2nd grant	1st extraordinary grantª	2nd extraordinary grantª	Total or weighted average
Date of grant	06/30/2011	06/30/2011	06/30/2011	06/30/2011
Number of options granted	92,195	36,799	1,370,999	154,570	1,654,563
Exercise price at modification date	23.61	27.83	12.28	20.00
Risk free interest rate – %	12.15	12.15	12.15	12.15
Average term	4.63	4.67	4.88	3.50
Expected dividend yield – %	2.60	2.60	2.60	2.60
Share price volatility – %	33.79	33.79	33.79	33.79
Market share price – R$	27.20	27.20	27.20	27.20
Fair value immediately before modification – R$	10.84	9.55	15.56	9.46
Fair value immediately after modification – R$	12.17	10.71	17.35	12.66
Incremental fair value	1.33	1.16	1.79	3.20

(b.3)	Considering the modification in the exercise price in the 2nd extraordinary grant, the following assumptions were used to measure the additional compensation:

2nd extraordinary grantª
Date of grant	10/03/2011
Number of options granted	154,570
Exercise price at grant date	16.28
Risk free interest rate – %	11.88
Average term	3.25
Expected dividend yield – %	2.59
Share price volatility – %	34.24
Market share price – R$	27.10
Fair value immediately before modification – R$	12.27
Fair value immediately after modification – R$	14.29
Incremental fair value	2.02

F-2-81

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b.4)	Other information at December 31, 2011

	1st grant	2nd grant	1st extraordinary grantª	2nd extraordinary grantª	Total or weighted average
	06/30/2011	06/30/2011	06/30/2011	10/03/2011
Number of options outstanding	92,195	36,799	1,370,999	77,285	1,577,278
Number of options exercisable	25.60	29.88	13.32	17.65
Remaining average term	4.38	4.42	4.63	3.13

Share price volatility is determined based on historical share price volatility of Multiplus quoted shares.

29.	Net Finance Result

	December 31, 2011	December 31, 2010	December 31, 2009
Finance income
Interest income from financial investments	174,194	136,642	82,106
Exchange gains	2,709,450	1,439,709	2,303,737
Other (ii)	57,928	198,138	26,843

	2,941,572	1,774,489	2,412,686

Finance expenses
Exchange losses	(3,610,383)	(1,196,576)	(582,192)
Interest expense (i)	(481,872)	(416,364)	(421,851)
Other	(43,515)	(59,163)	(37,371)

	(4,135,770)	(1,672,103)	(1,041,414)

Derivatives designated as hedge	(6,584)

Finance result, net	(1,200,782)	102,386	1,371,272

(i) The average monthly rate for capitalized interest for the year ended December 31, 2011 was 0.36% (2010 and 2009 – 0.16 % and 0.18%, respectively).

(ii) 2010 amount includes the reversal of interest expense from the additional tariff of R$ 181,166 occurred in September 2010.

The exchange gain recognized at December 31, 2011 with respect to finance lease liabilities amounted R$ 579,795 (2010 – net gain of R$ 231,738 and 2009 net gain of R$ 1,404,895), while interest expense on those finance lease liabilities amounted to R$ 100,616 (2010 – R$ 106,103 and 2009 – R$ 166,839).

30.	Earnings per share

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of shares (common and preferred) issued and outstanding during the year excluding shares purchased by the Company and held as treasury shares.

F-2-82

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2011	December 31, 2010	December 31, 2009
Profit (loss) attributable to equity holders of the company	(335,064)	637,420	1,246,778
Weighted average number of shares issued (in thousands)	156,207	151,448	150,585
Weighted average treasury shares (in thousands)	(115)	(263)	(402)

Weighted average number of shares outstanding (in thousands)	156,092	151,185	150,183

Basic earnings (loss) per share (Reais per share)	(2.15)	4.22	8.30

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Company has only one category of dilutive potential ordinary shares: stock options.

	December 31, 2011	December 31, 2010	December 31, 2009
Profit (loss) attributable to equity holders of the company	(335,064)	637,420	1,246,778
Weighted average number of shares outstanding (in thousands)	156,092	151,185	150,183
Adjustments for share options (in thousands)		425	263

Weighted average number of shares for diluted earnings per share calculation (in thousands)	156,092	151,610	150,446

Diluted earnings (loss) per share (Reais per share)	(2.15)	4.20	8.29

F-2-83

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

31.	Cash generated from operations

	December 31, 2011	December 31, 2010	December 31, 2009
Profit / (loss) for the year	(261,513)	668,930	1,248,459

Adjustments for
Deferred income tax and social contribution (Note 23 (a))	(135,127)	305,054	645,567
Depreciation and amortization (Note 27)	730,375	699,769	602,386
Loss on disposal of property, plant and equipment (see below)	10,108	(13,671)	(19,918)
Foreign exchange losses/(gains) and interest expense	1,406,059	97,473	(1,580,891)
Other provisions	186,267	298,352	(1,598)
Provision for contingencies	72,450	85,908	69,128
Reversal of provision of contingency		(585,914)
Stock options plan	19,023	15,999	11,409
Derivative financial instruments – Ineffective portion	6,584

Changes in working capital
Financial assets measurement at fair value through profit and loss	(277,234)	(396,676)	231,249
Inventories	2,149	14,501	(25,887)
Accounts receivable	(269,623)	(469,709)	24,862
Taxes recoverable	(417,893)	(85,681)	21,444
Prepaid expenses	40,810	(13,878)	371
Assets held for sale			29,274
Financial assets – bank deposits	(87,729)	(50,280)
Judicial deposits	(22,633)	(14,764)
Prepaid aircraft maintenance	(137,556)	(1,678)	(25,035)
Other receivables	(30,339)	67,889	97,876
Accounts payable	123,316	85,942	(55,113)
Salaries and social charges	(68,259)	45,622	(10,342)
Taxes, charges and contributions	418,484	323,403	(9,414)
Deferred income	(167,613)	88,527	323,345
Other liabilities	264,095	59,938	(103,037)
Derivative financial instruments	(42,492)	(222,618)	(886,970)
Payment of REFIS	(30,648)

Cash generated from operations	1,331,061	1,002,438	587,165

In the cash flow statement, proceeds from sale of property, plant and equipment and intangible comprise:

	December 31, 2011	December 31, 2010	December 31, 2009
Net book amount – property, plant and equipment	19,267	13,357	15,951
Loss on disposal of property, plant and equipment	(10,108)	13,671	19,918

Proceeds from disposal of property, plant and equipment	9,159	27,028	35,869

F-2-84

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

32.	Commitments and contingencies

(a)	Operating lease commitments

TLA has obligations arising under operating lease contracts. The amounts of these commitments are not recorded in the financial statements. TLA has obligations arising from 72 aircraft under operating leases (2010 – 69 aircraft). These agreements have an average term of 107 months and are denominated in U.S. dollars with interest rates based on LIBOR. The lease expense, recognized in the consolidated statement of operations in “Cost of services rendered”, for year ended December 31, 2011 was R$ 417,964 (2010 – R$ 447,112 and 2009 – R$ 525,200), equivalent to approximately US$ 222,819 thousand (2010 – US$ 268,342 thousand and 2009 – US$ 263,300 thousand), respectively.

For most of the transactions, TAM has given letters of guarantee or deposits as a guarantee.

In addition, to meet the payment conditions established by contract, promissory notes guaranteed by Company were issued, totaling R$ 3,243 at December 31, 2011 (2010 – R$ 21,033).

Future aggregate payments denominated in US dollars under these contracts are as follows:

	Monthly payments maturing in	December 31, 2011	December 31, 2010
In foreign currency – US$ (*)
Aircraft	2024	1,294,943	1,093,507
Engines	2021	25,435	27,190

Total		1,320,378	1,120,697

(*)	Operating leases are denominated in U.S. dollars and the future aggregate payments are presented in R$ translated at the period-end exchange rate.

Operating lease obligations fall due as follows:

Year	December 31, 2011	December 31, 2010
No later than one year	390,514	348,454
Later than one year and no later than five years	728,403	702,206
Later than five years	201,461	70,037

	1,320,378	1,120,697

(b)	Commitments for future aircraft leases

(i)	Airbus

In 2005, the Company executed an amendment to an existing contract with Airbus for the firm order of 20 Airbus A320, the remaining nine of which are to be delivered in 2010, with an option for an additional 20 of the same aircraft family (including A319, A320 and A321). In 2006, the Company finalized a contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body aircraft family A320 and six A330 aircraft), with the option for an additional 20, to be delivered in 2012 and 2013.

F-2-85

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with ten more options, for delivery between 2013 and 2018.

Additionally, TLA confirmed the exercise of four options for Airbus A330, the four of which were already delivered in 2010 and 2011, related to the agreement signed at the end of 2006. TAM also confirmed the twenty options that had been postponed from 2005 to 2006 anticipated delivery before the end of 2014.

On June 8, 2010, TLA, announced the order of additional 20 brand-new Airbus A320 family aircraft and five A350-900, thus increasing the total number of orders for Airbus aircraft to 176 – including 134 aircraft of A320 family, 15 A330-200 and 27 A350 WXB. The objective of this order is to meet the plan of fleet already disclosed by the Company in the year 2009. In respect of the 20 orders from A320 family (A319, A320 and A321), ten shall be delivered in 2014 and the remaining ten in 2015.

(ii)	Boeing

In 2006, the Company ordered four Boeing 777-300ERs with options for four aircraft, which were converted to firm orders in 2007. Upon receipt of the four aircraft in 2008, the Company has signed an amendment to an existing contract for two more aircraft and has six firm orders outstanding contracted with Boeing for this type of aircraft, of which four are expected to be delivered in 2012 and two in 2013.

(iii)	Fleet renewal and expansion

On February 28, 2011, the Company announced the order of 32 aircraft from the Airbus A320 family and two Boeing 777-300ER aircraft to prepare the Company to meet the expected growing demand for air travel. The combined value of these new orders, based on list prices, is approximately US$ 3.2 billion. Of the 32 aircraft ordered from Airbus     , 22 are new model A320neo and ten are from the A320 Family. The aircraft are scheduled to be delivered between 2016 and 2018.

The two Boeing 777-300ERs are expected to be delivered in 2014. This order of two more aircraft brings the total number of aircraft ordered from the U.S. manufacturer to eight, including four aircraft to be delivered in 2012 and the two in 2013. Once all the aircraft are delivered, we will have 12 Boeing aircraft in our fleet.

(c)	Insurance

TAM maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of December 31, 2011, 193 (2010 – 192) compensation payments have been paid to families of the victims and others are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

(d)	Contingent liabilities

Contingencies for which it is probable that TAM will be required to make payments are provided for and are discussed in Note 22.

F-2-86

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(e)	Contingent assets

(i)	ICMS

On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue was no longer subject to ICMS.

However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. At December 31, 2011, the provision maintained by the Company totaled R$ 2,915 (2010 – R$ 4,355), recorded in “Taxes, charges and contributions”.

We consider payments of ICMS made between 1989 and 1994 to be amounts paid in error because we believe it was unconstitutional to charge ICMS on air navigation services. TAM Linhas Aéreas has filed claims against various states in Brazil to claim the amounts paid in error. Rulings on these claims are pending. Our policy is to only adjust the value of these claims for inflation at the time that payment is recorded in our financial statements.

(ii)	Indemnification for losses on regulated fares

We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is based on a calculation made by an expert witness of the court. This sum is subject to interest accruing from September 1993 and inflation since November 1994. Based on the opinion of our legal advisors and recent rulings handed down by the Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable.

We have not recognized these amounts as receivable in these financial statements and will only do so when the decision is made final.

(iii)	Additional airport tariffs (“ATAERO”)

In 2001 TLA filed a legal action requesting preliminary measures challenging the legality of the additional rate of 50% on airport tariffs established by Law 7,920/89. The Company has been paying those amount monthly at December 31, 2011 totaling R$ 1,089,571 (2010 – R$ 918,492) and no asset has been recognized with respect to this matter.

33.	Segment reporting

The Company has two operating and reportable segments: Aviation operations and Loyalty Program operations (“Multiplus”). Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”).

	Total assets
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated
December 31, 2011	18,226,516	1,308,434	19,534,950	(3,549,721)	15,985,229
December 31, 2010	17,884,401	1,437,896	19,322,297	(4,824,972)	14,497,325

F-2-87

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2011
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated
Revenue
Passenger	11,050,270	1,345,199	12,395,469	(2,386,662)	10,008,807
Cargo	1,176,676		1,176,676		1,176,676
Other	1,332,664	28,247	1,360,911	1,009,418	2,370,329

Revenue, gross	13,559,610	1,373,446	14,933,056	(1,377,244)	13,555,812
Sale taxes and other deductions	(434,692)	(126,634)	(561,326)		(561,326)

Revenue, net	13,124,918	1,246,812	14,371,730	(1,377,244)	12,994,486

Operating income
Cost of services rendered	(8,087,065)	(842,068)	(8,929,133)	136,748	(8,792,385)
Depreciation and amortization	(591,666)	(5,022)	(596,688)		(596,688)
Selling	(2,021,848)	(32,371)	(2,054,219)	323,412	(1,730,807)
General and administrative	(1,757,531)	(57,102)	(1,814,633)	917,084	(897,549)
Movements in fair value of fuel derivatives	40,828		40,828		40,828

Operating profit	707,636	310,249	1,017,885		1,017,885

Financial income	2,839,550	102,022	2,941,572		2,941,572
Financial expense	(4,135,465)	(305)	(4,135,770)		4,135,770
Derivatives designated as hedge		(6,584)	(6,584)		(6,584)

Profit/(loss) before income tax and social contribution	(588,279)	405,382	(182,897)		(182,897)
Income tax and social contribution	52,520	(131,136)	(78,616)		(78,616)

Profit/(loss) for the year	(535,759)	274,246	(261,513)		(261,513)

F-2-88

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2010
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated
Revenue
Passenger	9,535,936	504,916	10,040,852	(885,499)	9,155,353
Cargo	1,112,683		1,112,683		1,112,683
Other	1,254,918	12,959	1,267,877	262,870	1,530,747

Revenue, gross	11,903,537	517,875	12,421,412	(622,629)	11,798,783
Sale taxes and other deductions	(372,060)	(48,032)	(420,092)		(420,092)

Revenue, net	11,531,477	469,843	12,001,320	(622,629)	11,378,691

Operating income
Cost of services rendered	(6,956,348	(274,258)	(7,230,606)	(345,674)	(7,576,280)
Depreciation and amortization	(599,184)		(599,184)		(599,184)
Selling	(2,015,072)	(422)	(2,015,494)	261,799	(1,753,695)
General and administrative	(438,314)	(64,891)	(503,205)	30,686	(472,519)
Movements in fair value of fuel derivatives	36,585		36,585		36,585

Operating profit	1,559,144	130,272	1,689,416	(675,818)	1,013,598

Financial income	1,739,115	35,374	1,774,489		1,774,489
Financial expense	(1,669,988)	(2,115)	(1,672,103)		(1,672,103)

Profit/(loss) before income tax and social contribution	1,628,271	163,531	1,791,802	(675,818)	1,115,984
Income tax and social contribution	(401,909)	(45,145)	(447,054)		(447,054)

Profit/(loss) for the year	1,226,362	118,386	1,344,748	(675,818)	668,930

F-2-89

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

34.	Related parties

(i)	Balances

	December 31, 2011	December 31, 2010
BTG Pactual
Current assets
Cash and cash equivalents	102,390	209,775
Financial assets at fair value through profit and loss		140,207
Derivative financial instruments	4,850

Non-current assets
Derivative financial instruments	454

Current liabilities
Derivative financial instruments	8,276

Non-current liabilities
Derivative financial instruments	7,779

Equity
Cash flow hedge	(14,639)

(ii)	Transactions

	December 31, 2011	December 31, 2010
Finance result
BTG Pactual
Finance income	61,436	10,667
Finance expense	(44,525)	(1,333)

BTG Pactual is considered a related party since one member of the Board of Directors of TAM has an interest in and is the CEO of BTG Pactual.

For the period ended December 31, 2010, TAM received from TAM Viação Executiva S.A. (“Marília”), a company under common control, R$ 2010- R$ 153 (2009 – R$ 65) as reimbursement for the use of its infra-structure being mainly the importation areas and human resources. This amount was credited to “cost of services rendered”. TAM Marília and TAM have common indirect stockholders. No reimbursement was received in the year ended December 31, 2011.

On May 11, 2007, TLA and TAM Marília agreed to share the use of a hangar located by Congonhas airport São Paulo, for a period of 10 years. TLA paid R$ 15,500 upfront to TAM Marília and is entitled to use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by the use of such a location in TAM’s cargo activities. The amount recognized in the income statement for the period ended December 31, 2011 amounted to R$ 1,550 (2010 – R$ 1,550 and 2009 – R$ 1,550).

F-2-90

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(iii)	Key management compensation

The key management personnel of TAM include the members of the Board of Directors, the president, vice presidents and statutory directors. Their remuneration was a follows:

	December 31, 2011	December 31, 2010	December 31, 2009
Salaries	27,587	19,062	18,596
Board of Executive Officers fee	1,761	1,134	776
Share-based payment	16,360	15,999	11,409
Other long-term benefits			810

	45,708	36,195	31,591

35.	Events occurring after the reporting period

LATAM

On January 3, 2012, an Extraordinary General Meeting was held where stockholders of TAM (representing 14.95% of total shares) approved the exchange ratio for the proposed exchange of shares of TAM for shares of LAN Airlines S.A. (“LAN”). After such approval on January 18, 2012, TAM and LAN filed with the Brazilian Exchange Commission (CVM) an application for registering a Offer Exchange of TAM shares and the subsequent cancellation of the status of TAM as a listed company under Corporate Governance Level 2 of the Listing Regulation of BM&FBovespa S.A.

36.	Consolidation schedules

In accordance with SEC rule SX 3-10 the Company is presenting consolidation schedules. As Senior Notes issued by TAM Capital (issuer), a wholly-owned subsidiary of TAM S.A., in 2007 are fully and unconditionally guaranteed by TAM S.A (parent company and guarantor) and by TAM Linhas Aéreas (guarantor) which is also a wholly-owned subsidiary of TAM S.A.. The consolidation schedules separately present the financial information for TAM S.A. (parent company and guarantor), TAM Linhas Aéreas S.A. (guarantor), Multiplus (non-guarantor) and other consolidated subsidiaries of TAM S.A. (non-guarantors).

F-2-91

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(a)	Statement of operations

	December 31, 2011
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated
Revenue			12,646,764	1,246,812	478,154	(1,377,244)	12,994,486
Operating expenses	(43,992)	(4)	(11,886,890)	(936,563)	(527,224)	1,377,244	(12,017,429)
Share of earnings of subsidiaries	(290,846)		(202,524)			493,370

Operating profit/(loss) before movements in fair value of fuel derivatives	(334,838)	(4)	557,350	310,249	(49,070)	493,370	977,057

Movements in fair value of fuel derivatives			40,251		577		40,828

Operating profit/(loss)	(334,838)	(4)	597,601	310,249	(48,493)	493,370	1,017,885

Finance income	31,354	175,223	1,982,209	102,022	650,764		2,941,572
Finance costs	(46,024)	(240,811)	(3,043,006)	(305)	(805,624)		(4,135,770)
Derivatives designated as cash flow hedge				(6,584)			(6,584)

Profit before income tax and social contribution	(349,508)	(65,592)	(463,196)	405,382	(203,353)	493,370	(182,897)

Income tax and social contribution	14,444		40,466	(131,136)	(2,390)		(78,616)

Profit for the year	(335,064)	(65,592)	(422,730)	274,246	(205,743)	493,370	(261,513)

Attributable to
Equity shareholders of TAM S.A.	(335,064)	(65,592)	(422,730)	274,246	(205,743)	419,819	(335,064)
Non-controlling interest						73,551	73,551

F-2-92

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2010
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated
Revenue			11,207,997	469,843	323,480	(622,629)	11,378,691
Operating expenses	(18,894)	(4)	(10,357,037)	(339,571)	(308,801)	622,629	(10,401,678)
Share of earnings of subsidiaries	675,821		73,574			(602,247)

Operating profit/(loss) before movements in fair value of fuel derivatives	656,927	(4)	777,386	130,272	14,679	(602,247)	977,013

Movements in fair value of fuel derivatives			36,504		81		36,585

Operating profit/(loss)	656,927	(4)	813,890	130,272	14,760	(602,247)	1,013,598

Finance income	33,776	148,746	1,270,212	35,374	286,381		1,774,489
Finance costs	(49,123)	(177,868)	(1,099,090)	(2,115)	(343,907)		(1,672,103)

Profit before income tax and social contribution	641,580	(29,126)	985,012	163,531	(42,766)	(602,247)	1,115,984

Income tax and social contribution	(4,160)		(395,011)	(45,145)	(2,738)		(447,054)

Profit for the year	637,420	(29,126)	590,001	118,386	(45,504)	(602,247)	668,930

Attributable to
Equity shareholders of TAM S.A.	637,420	(29,126)	590,001	118,386	(45,504)	(633,757)	637,420
Non-controlling interest						31,510	31,510

F-2-93

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2009
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated
Revenue			9,557,733		242,378	(34,605)	9,765,506
Operating expenses	(4,020)	(12)	(9,373,393)	(127)	(210,020)	31,940	(9,555,632)
Share of earnings of subsidiaries	1,271,134		63,171			(1,334,305)

Operating profit/(loss) before movements in fair value of fuel derivatives	1,267,114	(12)	247,511	(127)	32,358	(1,336,970)	209,874

Movements in fair value of fuel derivatives			271,505		45,347		316,852

Operating profit/(loss)	1,267,114	(12)	519,016	(127)	77,705	(1,336,970)	526,726

Finance income	33,755	235,992	2,485,446		(342,507)		2,412,686
Finance costs	(53,704)	(231,014)	(1,117,619)	(1)	360,924		(1,041,414)

Profit before income tax and social contribution	1,247,165	4,966	1,886,843	(128)	96,122	(1,336,970)	1,897,998

Income tax and social contribution	(387)		(633,124)		(16,028)		(649,539)

Profit for the year	1,246,778	4,966	1,253,719	(128)	80,094	(1,336,970)	1,248,459

Attributable to
Equity shareholders of TAM S.A.	1,246,778	4,966	1,253,719	(128)	80,094	(1,338,651)	1,246,778
Non-controlling interest						1,681	1,681

F-2-94

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(b)	Balance sheet

	December 31, 2011
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated
Assets
Current assets
Cash and cash equivalents	1,029	12,827	224,833	9,186	268,047	134,159	650,081
Financial assets at fair value through profit and loss	330,125		593,497	880,535	10,965	(130,190)	1,684,932
Trade accounts receivable			1,734,956	147,449	126,283	(189,677)	1,819,011
Inventories			211,491		1,118		212,609
Taxes recoverable	43,163		364,651	5,219	7,975		421,008
Income tax and social contribution recoverable			72,702		246		72,948
Interest on own capital and dividends	172,727					(172,727)
Prepaid expenses			120,349		1,629		121,978
Related parties			1,570	39,425	5,320	(46,315)
Derivative financial instruments			24,757	2,465			27,222
Other receivables	212		70,194	8,923	6,068		85,397

Total current assets	547,256	12,827	3,419,000	1,093,202	427,651	(404,750)	5,095,186

Non-current assets held for sale			21,474				21,474
Non-current assets
Restricted cash			71,314		22,510		93,824
Financial assets at fair value through profit and loss				138,009			138,009
Deferred income tax and social contribution	29,975			18,542			48,517
Deposits in guarantee			57,014				57,014
Related parties	4,425	296,679	26,278		1,451,729	(1,779,112)
Prepaid aircraft maintenance			547,862				547,862
Other non-current assets			29,188	16,416	620		46,771
Derivative financial instruments			8,550	77			8,627
Investments	1,685,616		104,371			(1,789,987)
Property, plant and equipment	96		9,225,469	1,381	91,005		9,317,951
Intangible assets			569,183	40,807	4		609,994

	1,720,659	296,679	10,639,229	215,232	1,565,868	(3,569,098)	10,868,569

Total assets	2,267,915	309,506	14,079,703	1,308,434	1,993,519	(3,973,848)	15,985,229

F-2-95

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2011
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated
Liabilities
Current liabilities
Accounts payable	492		613,531	114,884	118,099	(201,326)	645,680
Financial liabilities	174,650	6,225	1,639,601		177,524		1,998,000
Salaries and social charges	3,862		456,918	7,825	4,483		473,088
Deferred income			653,777	794,297	23,981		1,472,055
Taxes, charges and contributions	14,555		375,619	13,423	10,606		414,203
Interest on own capital and dividends	864		124,926	65,355		(172,727)	18,418
Related parties					1,320	(1,320)
Derivative financial instruments			6,749	20,489			27,238
Other current liabilities	27		191,543	4,615	1,467	(208)	197,444

	194,450	6,225	4,062,664	1,020,888	337,479	(375,580)	5,246,126

Non-current liabilities
Financial liabilities		557,243	5,128,442		1,480,971		7,166,656
Derivative financial instruments			15,527	28,408			43,935
Deferred income tax and social contribution			45,206				45,206
Deferred income			207,803				207,803
Provisions	120		265,141		5,858		271,119
Provision for loss on investments			427,138			(427,138)
Taxes, charges and contributions					3,809		3,809
Refinanced taxes payable under Fiscal Recovery Program			436,394				436,394
Related parties	20,528		1,589,963		201,346	(1,811,837)
Other non-current liabilities			435,940		613	3,508	440,061

	20,648	557,243	8,551,554	28,408	1,692,597	(2,235,467)	8,614,983

Total liabilities	215,098	563,468	12,614,218	1,049,296	2,030,076	(2,611,047)	13,861,109

Equity
Capital and reserves attributable to equity share holders of TAM S.A.
Share capital	819,892	88	897,122	93,722	162,113	(1,153,045)	819,892
Capital reserve	140,414		59,650	(11,869)		(47,781)	140,414
Profit reserve	530,020		394,730	211,496	2,097	(608,323)	530,020
Carrying value adjustment	562,491		113,983	(34,211)	(15,248)	(64,524)	562,491
Accumulated deficit		(254,050)			(185,519)	439,569

	2,052,817	(253,962)	1,465,485	259,138	(36,557)	(1,434,104)	2,052,817

Non-controlling interest						71,303	71,303

Total equity	2,052,817	(253,962)	1,465,485	259,138	(36,557)	(1,362,801)	2,124,120

Total liabilities and equity	2,267,915	309,506	14,079,703	1,308,434	1,993,519	(3,973,848)	15,985,229

F-2-96

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2010
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated
Assets
Current assets
Cash and cash equivalents	113,913	182,610	129,656	111,235	474,806		1,012,220
Financial assets at fair value through profit and loss	125,905		464,519	757,787	56,350	3,137	1,407,698
Trade accounts receivable	2,000		1,408,058	68,699	121,385	(43,361)	1,556,781
Inventories			196,089		2,671		198,760
Taxes recoverable	12,365		28,473	3,769	12,950		57,557
Income tax and social contribution recoverable	18,424						18,424
Interest on own capital and dividends	141,103					(141,103)
Prepaid expenses	343		160,553		1,892		162,788
Related parties			4,086	388,507	1,300	(393,893)
Derivative financial instruments			9,895				9,895
Other receivables			56,068	853	28,926	(4,613)	81,234

Total current assets	414,053	182,610	2,457,397	1,330,850	700,280	(579,833)	4,505,357

Non-current assets
Restricted cash			94,492		3,813		98,305
Financial assets at fair value through profit and loss				50,280			50,280
Deposits in guarantee			51,778				51,778
Related parties	16,504	128,399	30,406		248,986	(424,295)
Prepaid aircraft maintenance			410,306				410,306
Other non-current assets	15,705		39,918		116	(35,144)	20,595
Derivative financial instruments			6,568				6,568
Investments	2,478,464		124,095			(2,602,559)
Property, plant and equipment			8,675,544	935	35,371		8,711,850
Intangible assets	38,262		458,810	20,273	124,941		642,286

	2,548,955	128,399	9,891,917	71,488	413,207	(3,061,998)	9,991,968

Total assets	2,963,009	311,009	12,349,314	1,402,338	1,113,487	(3,641,831)	14,497,325

F-2-97

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2010
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated
Liabilities
Current liabilities
Accounts payable	22		458,725	16,579	109,977	(62,939)	522,364
Financial liabilities	347,800	5,529	1,199,500		19,264		1,572,093
Salaries and social charges	2,848		452,524	5,961	5,498		466,831
Deferred income			1,169,096	614,550	17,535		1,801,181
Taxes, charges and contributions			275,162	1,111	31,916		308,189
Income tax and social contribution	35		14,304				14,339
Interest on own capital and dividends	152,046		140,125	1,223		(141,101)	152,293
Related parties			331,878	3,929		(335,807)
Derivative financial instruments			20,574				20,574
Other current liabilities	19		131,462	382	5,130	(1,335)	135,658

	502,770	5,529	4,193,350	643,735	189,320	(541,182)	4,993,522

Non-current liabilities
Financial liabilities		493,850	4,802,140		490,858		5,786,848
Derivative financial instruments			15,286				15,286
Deferred income			66,420				66,420
Provisions	30		193,797		10,444		204,271
Provision for loss on investments			241,933			(241,933)
Refinanced taxes payable under Fiscal Recovery Program			333,141		83,534		416,675
Related parties			261,678		222,620	(484,298)
Deferred income tax and social contribution	38,262		111,158				149,440
Other non-current liabilities	13		251,301			(13,842)	237,472

	38,325	493,850	6,276,854		807,456	(740,073)	6,876,412

Total liabilities	541,095	499,379	10,470,204	643,735	996,776	(1,281,255)	11,869,934

F-2-98

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2010
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated
Equity
Capital and reserves attributable to equity share holders of TAM S.A.
Share capital	819,892	88	752,727	692,385	187,174	(1,632,374)	819,892
Capital reserve	120,605		194,940	(21,784)		(173,156)	120,605
Profit reserve	895,592		815,935	88,002	(13,697)	(890,240)	895,592
Carrying value adjustment	585,824		115,508		(17,633)	(97,875)	585,824
Accumulated deficit		(188,458)			(39,133)	227,591

	2,421,913	(188,370)	1,879,110	758,603	116,711	(2,566,054)	2,421,913
Non-controlling interest						205,478	205,478

Total equity	2,421,913	(188,370)	1,879,110	758,603	116,711	(2,360,576)	2,627,391

Total liabilities and equity	2,9263,008	311,009	12,349,314	1,402,338	1,113,487	(3,641,831)	14,497,325

F-2-99

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

(c)	Cash flow statement

	December 31, 2011
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated
Cash flows generated from operating activities	(233,519)	(132,737)	1,583,980	717,473	(738,295)	134,159	1,331,061
Taxes paid	(37,920)		(51,034)	(111,552)	(184,186)		(346,772)
Interest paid		(37,046)	(199,278)		(84,143)		(358,387)

Net cash generated from operating activities	(271,439)	(169,783)	1,333,668	605,921	(1,006,624)	134,159	625,902

Cash flows from investing activities
Investments in restricted cash			24,047		(799)		23,248
Dividends and interest on own capital received	66,010					(66,010)
Proceeds from sale of property, plant and equipment (PPE)			9,159				9,159
Purchases of property, plant and equipment	(96)		(128,649)	(575)	(13,673)		(142,994)
Purchases of intangible assets			(54,580)	(25,426)			(80,006)
Deposits in guarantee
Reimbursements			17,765				17,765
Deposits made			(24,080)				(24,080)
Pre delivery payments
Reimbursements			108,731		14,950		123,681
Payments			(415,574)				(415,574)

Net cash used in investing activities	65,913		(463,181)	(26,001)	478	(66,010)	(488,801)

Cash flows from financing activities
Sale of treasury shares	3,616						3,616
Acquisition of treasury shares	(1,879)						(1,879)
Capital reduction of Multiplus – Cash paid to non-controlling interests	439,030			(600,014)			(160,984)
Capital increase of Multiplus by non-controlling shareholders – Issuance of shares upon exercise of stock option				1,351			1,351
Dividends and interest on capital paid to non-controlling shareholders of Multiplus				(83,306)		60,065	(23,241)
Dividends and interest on capital paid to non-controlling shareholders of TAM Airlines					(6,260)	5,945	(315)
Dividends paid – TAM S.A.	(181,460)						(181,460)
Short and long-term borrowings
Issuance			72,990		28,439		101,429
Repayment			(148,973)				(148,973)
Debentures – payments	(166,666)						(166,666)
Bonds – issuance					777,209		777,209
Capital element of finance leases			(699,327)				(699,327)

Net cash (used in) generated from financing activities	(92,641)		(755,310)	(681,969)	799,388	66,010	(499,240)

Net increase (decrease) in cash and cash equivalents	(112,884)	(169,783)	95,177	(102,049)	(206,759)	134,159	(362,139)
Cash and cash equivalents at beginning of the year	113,913	182,610	129,656	111,235	474,806		1,012,220

Cash and cash equivalents at end of the year	1,029	12,827	224,833	9,186	268,047	134,159	650,081

F-2-100

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2010
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated
Cash flows generated from operating activities	174,042	198,098	1,259,718	(470,094)	(198,660)	39,334	1,002,438
Taxes paid			(53,409)	(30,170)			(83,579)
Interest paid	(45,406)	(38,299)	(159,513)		(38,840)		(282,058)

Net cash generated from operating activities	128,636	159,799	1,046,796	(500,264)	237,500	39,334	636,801

Cash flows from investing activities
Investments in restricted cash			(15,122)		(3,813)		(18,935)
Cash flows from investment acquired – Pantanal	(10,000)				956		(9,044)
Related parties
Loans	(20,051)				47,336	(27,285)
Receipt	18,327				(24,096)	5,769
Dividends and interest on own capital received	261,673					(261,673)
Proceeds from sale of property, plant and equipment (PPE) / intangible assets			27,028				27,028
Equity investments			(1,623)			1,623
Purchases of property, plant and equipment			(71,255)	(958)	(12,400)		(84,613)
Purchases of intangible assets			(118,067)	(17,558)	(14)		(135,639)
Purchases of assets of TAM Milor including TAM Brands			(25,481)			(72,963)	(98,444)
Deposits in guarantee
Reimbursements			15,657				15,657
Deposits made			(9,485)				(9,485)
Pre delivery payments
Reimbursements			100,137		50,349		150,486
Payments			(216,264)		9		(216,254)

Net cash used in investing activities	249,949		(314,474)	(18,516)	58,327	(354,529)	(379,243)

F-2-101

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2010
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated
Cash flows from financing activities
Proceeds from sale of treasury shares including exercise of stock options	3,355						3,355
Advance for future capital increase	12					(12)
Net cash received in a public offering of shares of subsidiary Multiplus				657,048			657,048
Cash proceeds from issuance of shares in connection with acquisition of assets of TAM Milor (Note 1.3)						72,963	72,963
Dividends paid – TAM S.A.	(233,325)		(223,001)			223,001	(233,325)
Dividends paid and interest on capital own to non-controlling shareholders of Multiplus and TAM Airlines				(29,033)	(1,288)	21,243	(9,078)
Related parties
Loans				2,000		(2,000)
Receipt
Short and long-term borrowings
Issuance			69,602				69,602
Repayment			(101,713)		(78,266)		(179,939)
Debentures
Repayment	(166,666)						(166,666)
Capital element of finance leases			(534,470)				(534,470)

Net cash (used in) generated from financing activities	(396,624)		(789,582)	630,015	(79,514)	315,195	(320,510)

Net increase (decrease) in cash and cash equivalents	(18,039)	159,799	(57,260)	111,235	(258,687)		(62,952)
Cash and cash equivalents at beginning of the year	131,952	22,811	186,916		733,493		1,075,172

Cash and cash equivalents at end of the year	113,913	182,610	129,656	111,235	474,806		1,012,220

F-2-102

TAM S.A.

Notes to the Consolidated Financial Statement

Year ended December 31, 2011

(In thousands of Reais, unless otherwise indicated)

	December 31, 2009
	TAM S.A. (parent company and guarantor)	TAM Capital (subsidiary issuer)	TAM Linhas Aéreas S.A. (guarantor)	Multiplus (non guarantor)	Others (non guarantors)	Consolidation adjustment	Consolidated
Cash flows generated from operating activities	91,342	(220,596)	448,821		248,502	19,096	587,165
Taxes paid			(83,002)		(427)		(83,429)
Interest paid	(61,055)	(43,387)	(208,244)		53		(312,633)

Net cash generated from operating activities	30,287	(263,983)	157,575		248,128	19,096	191,103

Cash flows from investing activities
Investments in restricted cash			(79,370)				(79,370)
Interest on capital and dividends payable	74,693					(74,693)
Related parties	(19,250)		38,346			(19,096)
Proceeds from sale of property, plant and equipment (PPE) / intangible assets			35,869				35,869
Purchases of property, plant and equipment			(335,486)		590		(334,896)
Purchases of intangible assets			(131,513)		(3,783)		(135,296)
Deposits in guarantee
Reimbursements			60,697				60,697
Deposits made			(27,922)				(27,922)
Pre delivery payments
Reimbursements

Net cash used in investing activities	55,443		(439,379)		(3,193)	(93,789)	(480,918)

Cash flows from financing activities
Interest on capital and dividends payable			(47,057)		(27,636)	74,693
Short and long-term borrowings
Issuance			236,939		(358)		236,581
Repayment			(34,205)		(36,509)		(70,714)
Debentures
Issuance			592,686				592,686
Senior notes
Issuance					502,298		502,298
Capital element of finance leases			(567,649)				(567,649)

Net cash (used in) generated from financing activities			180,714		437,795	74,693	693,202

Net increase (decrease) in cash and cash equivalents	85,730	(263,983)	(101,090)		682,730		403,387
Cash and cash equivalents at beginning of the year	46,222	286,794	288,006		50,763		671,785

Cash and cash equivalents at end of the year	131,952	22,811	186,916		733,493		1,075,172

F-2-103

VALIDITY OF SECURITIES

Unless otherwise specified in the applicable offer to exchange/prospectus supplement, Claro y Cia. will provide an opinion regarding the validity of the Holdco II common shares and the LAN common shares under Chilean law.

EXPERTS

The consolidated financial statements of LAN and LAN management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Registration Statement by reference to the LAN 2011 Form 20-F have been so incorporated in reliance on the reports of PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The audited consolidated financial statements of TAM included in this Registration Statement, and the effectiveness of TAM’s internal control over financial reporting as of December 31, 2011 have been audited by PricewaterhouseCoopers Auditores lndependentes, an independent registered public accounting firm. Such consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting have been so included in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The audited consolidated financial statements of LAN included in this Registration Statement and the effectiveness of internal control over financial reporting as of December 31, 2011 have been audited by PricewaterhouseCoopers Consultores, Auditores y CompañíaLimitada, an independent registered public accounting firm. Such financial statements and management’s assessment of the effectiveness of internal control over financial reporting have been so included in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of TAM and TAM management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated into this Registration Statement by reference to the TAM 2011 Form 20-F have been so incorporated in reliance on the report of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEABILITY OF CIVIL LIABILITIES

LAN and Holdco II are Chilean corporations. None of LAN’s or Holdco II’s directors are residents of the United States, and most of their executive officers reside outside the United States. In addition, a substantial portion of LAN’s and Holdco II’s assets and the assets of these individuals are located outside the United States. As a result, it may be difficult for you to:

•	effect service of process outside Chile upon LAN and Holdco II or such persons; or

•	bring an original action against LAN or Holdco II or their directors and executive officers in the United States or Chile to enforce liabilities based upon the US federal securities laws.

It may also be difficult for you to enforce in Chilean courts judgments obtained in US court against LAN, Holdco II or their directors and executive officers or other persons named in the Registration Statement, of which this information statement and offer to exchange/prospectus is a part, based on civil liability provisions of the US federal securities laws. If a US court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this judgment in Chile will be subject to the obtaining of the relevant “exequatur” (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law currently in force, and consequently, subject to the satisfaction of certain factors. The most important of these factors are the existence of reciprocity, the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances and the Chilean courts’ determination that the US courts had jurisdiction, that process was appropriately serviced on the defendant and that enforcement would not violate Chilean public policy.

In general, the enforceability in Chile of final judgments of US courts does not require retrial in Chile. If an action is started before Chilean courts, there is doubt as to the enforceability of liabilities based on the US federal securities laws. Chilean courts may enter and enforce judgments rendered in foreign countries.

Annex A-1

January 18, 2011

The Board of Directors

LAN Airlines S.A.

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to LAN Airlines S.A. (the “Company”) of the Exchange Ratios (as defined below) in the proposed Mergers and Exchange Offer (each as defined below) pursuant to the Implementation Agreement and the Exchange Offer Agreement (collectively, the “Agreements”) to be entered into among the Company, TAM S.A. (“TAM”), Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., Noemy Almeida Oliveira Amaro, Maria Claudia Oliveira Amaro, Mauricio Amaro, Joao Francisco Amaro and TAM Emprendimentos e Participacoes S.A.

Pursuant to the Agreements, Noemy Almeida Oliveira Amaro, Maria Claudia Oliveira Amaro, Mauricio Amaro, and Joao Francisco Amaro (the “Amaro Family”), through a series of intermediate transactions involving certain holding companies controlled by the Amaro Family, will: (i) contribute all of the shares of ordinary stock, without par value, of TAM (the “TAM Ordinary Stock”) beneficially owned by the Amaro Family (which represents 85.3457% of the outstanding shares of TAM Ordinary Stock) to a newly created holding company (“Holdco 1”); (ii) contribute all of the shares of non-voting preferred stock, without par value, of TAM (the “TAM Preferred Stock” and, collectively with the TAM Ordinary Stock, the “TAM Stock”) beneficially owned by the Amaro Family, no more than 20% of the voting stock, no par value, of Holdco 1 (the “Holdco 1 Voting Stock”) and 100% of the non-voting stock, no par value, of Holdco 1 (the “Holdco 1 Non-Voting Stock”) to another newly created holding company (“Sister Holdco”) in exchange for substantially all of the outstanding shares of Sister Holdco; and (iii) through another newly created holding company (“Holdco 2”), launch a delisting exchange offer (the “Exchange Offer”) for all the outstanding shares of TAM Stock other than the shares beneficially owned by the Amaro Family. Also, pursuant to the Agreements, simultaneously with the consummation of the Exchange Offer, Holdco 2 and Sister Holdco will be merged with and into LAN (collectively, the “Mergers”). Pursuant to the Exchange Offer and the Mergers, LAN will (i) acquire no more than 20% of the Holdco 1 Voting Stock, 100% of the Holdco 1 Non-Voting Stock and substantially all of the remaining outstanding shares of the TAM Stock from the holders who elect to participate in the Exchange Offer in exchange for (ii) the issuance of shares of common stock, no par value, of LAN (the “Company Common Stock”) to such holders and to the Amaro Family at exchange ratios entitling the holder of shares of the TAM Stock to receive 0.90 shares (the “Exchange Ratios”) of the Company Common Stock for each share of the TAM Stock so exchanged. The Holdco 1 Voting Stock shall have the exclusive right to vote on, approve or consent to all matters that are subject to any vote of, approval by or consent from the shareholders of Holdco 1 under applicable Chilean law or otherwise, and shall have no economic rights other than the right to receive a nominal dividend (the “Nominal Dividend”); and the Holdco 1 Non-Voting stock shall have the exclusive right to receive all dividends, distributions or other amounts payable by Holdco 1 in respect of any shares of its capital stock (other than the Nominal Dividend) and shall have no right to vote on, approve or consent on any matters that is subject to any vote of, approval by or consent from the shareholders of Holdco 1 under applicable Chilean law or otherwise other than the right to vote on, approve or consent to matters requiring the approval of the holders of shares of Holdco 1 Non-Voting Stock under Chilean law or otherwise. The Agreements further provide that, following completion of the Exchange Offer and Mergers, the Company shall, if permitted under applicable Brazilian law, effect a statutory squeeze out of any remaining holders of shares of TAM Stock (other than shares owned by TAM Emprendimentos e Participacoes S.A.). The Exchange Offer and the Mergers, together and not separately, are referred to hereinafter as the “Transaction”.

A-1-1

In arriving at our opinion, we have:

(i) reviewed a draft dated January 18, 2011 of each of the Agreements;

(ii) reviewed certain publicly available business and financial information concerning TAM and the Company and the industries in which they operate;

(iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies;

(iv) compared the financial and operating performance of TAM and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices and trading activity of the TAM Stock and the Company Common Stock and certain publicly traded securities of such other companies;

(v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of TAM and the Company relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and certain strategic, financial and operational benefits expected to result from the Transaction (the “Synergies”); and

(vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of TAM and the Company with respect to certain aspects of the Transaction, and the past and current business operations of TAM and the Company, the financial condition and future prospects and operations of TAM and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by TAM and the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of TAM or the Company under any laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of TAM and the Company to which such analyses or forecasts relate. You have also instructed us to assume that the Holdco 1 Voting Stock shall only have a nominal value. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreements will qualify as a tax-free reorganization and exchange with respect to the Company and the holders of shares of the Company Common Stock and will be consummated as described in the Agreements and that the definitive Agreements will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and TAM in the Agreements and the related agreements are and will be true and correct in all ways material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on TAM or the Company or on the contemplated benefits of the Transaction.

A-1-2

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratios in the proposed Transaction and we express no opinion as to the fairness of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratios in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the TAM Stock or the Company Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and TAM for which we and such affiliates have received customary compensation. With respect to the Company, such services during such period have included acting as counterparty with respect to certain derivatives transactions and as lender with respect to a credit facility. With respect to TAM, we have provided certain treasury services and solutions services and acted as depositary with respect to the ADRs issued by Tam on March 16, 2006. In addition, we (through our affiliates) have a 0.095% equity ownership in the Company; a 1.033% equity ownership in TAM; and a 0.033% equity ownership in ADRs of TAM. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or TAM for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratios in the proposed Transaction are fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities LLC

J.P. MORGAN SECURITIES LLC

A-1-3

Annex A-2

November 11, 2011

The Board of Directors

LAN Airlines S.A.

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to LAN Airlines S.A. (the “Company”) of the Exchange Ratios (as defined below) in the proposed Mergers and Exchange Offer (each as defined below) pursuant to the Implementation Agreement and the Exchange Offer Agreement (collectively, the “Agreements”) entered into among the Company, TAM S.A. (“TAM”), Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., Noemy Almeida Oliveira Amaro, Maria Claudia Oliveira Amaro, Mauricio Amaro, Joao Francisco Amaro and TAM Emprendimentos e Participacoes S.A.

Pursuant to the Agreements, Noemy Almeida Oliveira Amaro, Maria Claudia Oliveira Amaro, Mauricio Amaro, and Joao Francisco Amaro (the “Amaro Family”), through a series of intermediate transactions involving certain holding companies controlled by the Amaro Family, will: (i) contribute all of the shares of ordinary stock, without par value, of TAM (the “TAM Ordinary Stock”) beneficially owned by the Amaro Family (which represents 85.3457% of the outstanding shares of TAM Ordinary Stock) to a newly created holding company (“Holdco 1”); (ii) contribute all of the shares of non-voting preferred stock, without par value, of TAM (the “TAM Preferred Stock” and, collectively with the TAM Ordinary Stock, the “TAM Stock”) beneficially owned by the Amaro Family, no more than 20% of the voting stock, no par value, of Holdco 1 (the “Holdco 1 Voting Stock”) and 100% of the non-voting stock, no par value, of Holdco 1 (the “Holdco 1 Non-Voting Stock”) to another newly created holding company (“Sister Holdco”) in exchange for substantially all of the outstanding shares of Sister Holdco; and (iii) through another newly created holding company (“Holdco 2”), launch a delisting exchange offer (the “Exchange Offer”) for all the outstanding shares of TAM Stock other than the shares beneficially owned by the Amaro Family. Also, pursuant to the Agreements, simultaneously with the consummation of the Exchange Offer, Holdco 2 and Sister Holdco will be merged with and into LAN (collectively, the “Mergers”). Pursuant to the Exchange Offer and the Mergers, LAN will (i) acquire no more than 20% of the Holdco 1 Voting Stock, 100% of the Holdco 1 Non-Voting Stock and substantially all of the remaining outstanding shares of the TAM Stock from the holders who elect to participate in the Exchange Offer in exchange for (ii) the issuance of shares of common stock, no par value, of LAN (the “Company Common Stock”) to such holders and to the Amaro Family at exchange ratios entitling the holder of shares of the TAM Stock to receive 0.90 shares (the “Exchange Ratios”) of the Company Common Stock for each share of the TAM Stock so exchanged. The Holdco 1 Voting Stock shall have the exclusive right to vote on, approve or consent to all matters that are subject to any vote of, approval by or consent from the shareholders of Holdco 1 under applicable Chilean law or otherwise, and shall have no economic rights other than the right to receive a nominal dividend (the “Nominal Dividend”); and the Holdco 1 Non-Voting stock shall have the exclusive right to receive all dividends, distributions or other amounts payable by Holdco 1 in respect of any shares of its capital stock (other than the Nominal Dividend) and shall have no right to vote on, approve or consent on any matters that is subject to any vote of, approval by or consent from the shareholders of Holdco 1 under applicable Chilean law or otherwise other than the right to vote on, approve or consent to matters requiring the approval of the holders of shares of Holdco 1 Non-Voting Stock under Chilean law or otherwise. The Agreements further provide that, following completion of the Exchange Offer and Mergers, the Company shall, if permitted under applicable Brazilian law, effect a statutory squeeze out of any remaining holders of shares of TAM Stock (other than shares owned by TAM Emprendimentos e Participacoes S.A.). The Exchange Offer and the Mergers, together and not separately, are referred to hereinafter as the “Transaction”.

In arriving at our opinion, we have:

(i) reviewed executed copies dated January 18, 2011 of each of the Agreements;

(ii) reviewed certain publicly available business and financial information concerning TAM and the Company and the industries in which they operate;

(iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies;

(iv) compared the financial and operating performance of TAM and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices and trading activity of the TAM Stock and the Company Common Stock and certain publicly traded securities of such other companies;

(v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of TAM and the Company relating to their respective businesses, as updated on October 27, 2011, as well as the estimated amount and timing of the cost savings and related expenses and certain strategic, financial and operational benefits expected to result from the Transaction (the “Synergies”); and

(vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of TAM and the Company with respect to certain aspects of the Transaction, and the past and current business operations of TAM and the Company, the financial condition and future prospects and operations of TAM and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by TAM and the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of TAM or the Company under any laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of TAM and the Company to which such analyses or forecasts relate. You have also instructed us to assume that the Holdco 1 Voting Stock shall only have a nominal value. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreements will qualify as a tax-free reorganization and exchange with respect to the Company and the holders of shares of the Company Common Stock and will be consummated as described in the Agreements. We have also assumed that the representations and warranties made by the Company and TAM in the Agreements and the related agreements are and will be true and correct in all ways material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on TAM or the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratios in the

A-2-2

proposed Transaction and we express no opinion as to the fairness of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratios in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the TAM Stock or the Company Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and TAM for which we and such affiliates have received customary compensation. With respect to the Company, such services during such period have included acting as counterparty with respect to certain derivatives transactions and as lender with respect to a credit facility and on October 2011, began acting as depositary bank with respect to the ADRs issued by the Company. With respect to TAM, we have provided certain treasury services and solutions services and acted as depositary with respect to the ADRs issued by Tam on March 16, 2006. In addition, we (through our affiliates) have a 0.086% equity ownership in the Company; a 0.008% equity ownership in ADRs of the Company; a 0.326% equity ownership in TAM preferred shares; and a 0.018% equity ownership in ADRs of TAM. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or TAM for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratios in the proposed Transaction are fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities LLC

J.P. MORGAN SECURITIES LLC

A-2-3

Annex B-1

Board of Directors

TAM S.A.

Av. Jurandir, 856 Lote 4, 1° andar

04072-000, São Paulo, SP

Brazil

August 13, 2010

Ladies and Gentlemen:

Banco BTG Pactual S.A. (“BTG Pactual”) has acted as financial advisor to TAM S.A. (“TAM”) in connection with the proposed combination of LAN Airlines S.A. (“LAN”) and TAM (the “Combination”), pursuant to the memorandum of understanding (the “MOU”) dated as of August 13, 2010. As set forth more fully in the MOU, subject to execution of definitive agreements, upon effectiveness of the Combination, each stockholder of TAM (each, a “TAM Stockholder”) holding (i) TAM’s common stock, with no par value (“TAM common stock”), (ii) TAM’s preferred stock, with no par value (“TAM preferred stock”), or (iii) TAM’s American Depositary Shares representing the shares of TAM’s preferred stock (“TAM ADSs”), shall be entitled to receive a number of shares of LAN’s common stock, without par value (“LAN common stock”), equal to the product of (A) the number of shares of TAM common stock, TAM preferred stock or TAM ADSs owned by such TAM Stockholder and (B) 0.90 (the “Exchange Ratio”, and such product, together with cash in lieu of any fractional shares, being referred to as the “Consideration”). Each TAM Stockholder will receive LAN common stock in the form of either (i) American Depositary Shares representing LAN common shares (each of which represents one LAN common share) or (ii) Brazilian Depositary Shares representing LAN common shares (each of which represents one LAN common share).

The Board of Directors of TAM (the “Board”) has requested BTG Pactual’s opinion, as investment bankers, as to the fairness, from a financial point of view, to TAM of the Consideration.

In connection with BTG Pactual’s role as financial advisor to TAM and the Board, and in arriving at its opinion, BTG Pactual has reviewed certain publicly available financial and other information concerning LAN and TAM, including the financial statements available as of June 30, 2010 and the market prices and financial projections available up to the date of August 12, 2010 (the day prior to the announcement of the Combination) and certain internal analyses, financial forecasts and other information furnished to it by LAN and TAM. BTG Pactual has also held discussions with representatives of LAN and TAM regarding the businesses and prospects of their respective companies and the joint prospects of a combined company following consummation of the Combination. In addition, BTG Pactual has (i) compared certain financial information for LAN and TAM with similar information for certain other companies BTG Pactual considered relevant whose securities are publicly traded, (ii) reviewed the financial terms of certain recent acquisitions and dispositions which it deemed relevant in whole or in part, (iii) reviewed the terms of the MOU and certain related documents, and (iv) performed such other studies and analyses and considered such other factors as it deemed appropriate.

BTG Pactual has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning LAN or TAM, including, without

B-1-1

limitation, any financial information, forecasts or projections, considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, BTG Pactual has, with your permission, assumed and relied upon the accuracy, content, truthfulness, completeness, sufficiency and integrity of all such information. BTG Pactual does not express an opinion as to the reliability of this information, whether publicly available or furnished to it, and any errors, alterations or modifications to such information could significantly affect BTG Pactual’s opinion. BTG Pactual has not conducted a physical inspection of any of the assets or properties, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of LAN or TAM, nor has BTG Pactual evaluated the solvency or fair value of LAN or TAM under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts and projections made available to BTG Pactual and used in its analyses, BTG Pactual has assumed with your permission that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of representatives of LAN or TAM, as the case may be, as to the matters covered thereby. In rendering its opinion, BTG Pactual expresses no view as to the reasonableness of such forecasts and projections, or the assumptions on which they are based. BTG Pactual’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

For purposes of rendering its opinion, BTG Pactual has assumed with your permission that, in all respects material to its analysis, the representations and warranties of LAN and TAM contained in the MOU are true and correct, LAN and TAM will each perform all of the covenants and agreements to be performed by it under the MOU and all conditions to the obligations of each party to the MOU to consummate the Combination will be satisfied without any waiver thereof. BTG Pactual has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Combination will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either LAN or TAM is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on LAN or TAM or materially reduce the contemplated benefits of the Combination to TAM. Representatives of TAM and the Board have informed BTG Pactual, and BTG Pactual has further assumed, that the final terms of the definitive agreements in relation to the Combination will not differ materially from the terms set forth in the MOU.

This opinion is addressed to, and for the use and benefit of, the Board and is not a recommendation to the TAM Stockholders to approve the Combination. BTG Pactual expresses no opinion as to the merits of the underlying decision by TAM to engage in the Combination. This opinion is limited to the fairness, from a financial point of view, to TAM of the Consideration, and is subject to the assumptions, limitations, qualifications and other conditions contained herein.

You have not asked BTG Pactual to, and this opinion does not, address the fairness of the Combination, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of TAM, nor does it address the fairness of the contemplated benefits of the Combination. BTG Pactual expresses no opinion as to the merits of the underlying decision by TAM to engage in the Combination or the relative merits of the Combination as compared to alternative business strategies, nor does it express any opinion as to how any TAM stockholders should vote on any matter. In addition, BTG Pactual does not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any parties to the Combination, or any class of such persons, in connection with the Combination and any related transactions relative to the Combination consideration to be received by TAM.

BTG Pactual was not requested to, and BTG Pactual did not, consider, and its opinion does not address, the relative merits of the Combination as compared to any alternative business strategies.

This opinion must not be considered to be a promise or guarantee as to the future performance of LAN, TAM or LATAM. Moreover, this opinion is not intended to be the sole basis for the valuation of LAN and TAM, nor does

B-1-2

it represent or constitute a proposal, solicitation, suggestion or recommendation by BTG Pactual for approval of the Combination. The decision to approve the Combination is the responsibility of TAM Stockholders and BTG Pactual does not assume any responsibility for any decision made by the TAM Stockholders. The TAM Stockholders should conduct their own analyses as to the appropriateness of approving the Combination and should consult their own tax and legal advisors, independently, to form their own opinions on the Combination.

BTG Pactual will be paid a transaction fee for its services as financial advisor to TAM in connection with the Combination, all of which is contingent upon consummation of the Combination. However, if the Combination is not consummated due to certain events, including either LAN or TAM terminating or abandoning the Combination, then TAM has agreed to pay 20.8% of the transaction fee to BTG Pactual. Regardless of whether the Combination is consummated, TAM has agreed to reimburse BTG Pactual for reasonable fees, expenses and disbursements of BTG Pactual’s counsel and all of BTG Pactual’s reasonable travel and other out-of-pocket expenses incurred in connection with the Combination or otherwise arising out of the engagement of BTG Pactual under the engagement letter. TAM has also agreed to indemnify BTG Pactual and certain related persons to the fullest extent lawful against certain liabilities, arising out of its engagement or the Combination.

During the two years preceding the date of this opinion, BTG Pactual and its affiliates (together, the “BTG Pactual Group”) has had commercial or banking relationships with TAM for which it has received customary compensation. With respect to TAM, such services during such period have included acting as underwriter with respect to offerings of debt and equity securities issued by a TAM affiliate, as well as stabilizing agent in connection with a prior equity offering, acting as market maker for both TAM and a TAM affiliate, acting as counterparty with respect to certain derivatives transaction, as a lender with respect to credit facilities, acting as counterparty with respect to certain fixed income investments and as intermediary with respect to the trading of public securities. Further, Mr. André Santos Esteves, a member of the board of directors of TAM, is also the chief executive officer of BTG Pactual, and Mr. Carlos Daniel Rizzo da Fonseca, a senior executive of BTG Pactual and head of the Merchant Banking Division of BTG Pactual, serves on the board of directors of a TAM affiliate. BTG Pactual Group may provide investment and commercial banking services to LAN, TAM or LATAM and their respective affiliates in the future, for which the BTG Pactual Group would expect to receive compensation. In the ordinary course of its business, members of the BTG Pactual Group may actively trade in the securities and other instruments and obligations of LAN, TAM or LATAM for their own accounts and for the accounts of their customers. Accordingly, the BTG Pactual Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is BTG Pactual’s opinion as investment bankers that, as of the date hereof, the Consideration is fair, from a financial point of view, to TAM.

This letter is provided to the Board in connection with and for the purposes of its evaluation of the Combination. This opinion may not be circulated, copied, published or used in any manner, nor can it be filed, included or referred to in whole or in part in any document to any other person for any other purpose whatsoever except with the prior written consent of BTG Pactual.

Very truly yours,

Banco BTG Pactual S.A.

/s/ Bruno Duque Horta Nogueira
Bruno Duque Horta Nogueira Attorney-in-fact

/s/ Marcelo Bittencourt Guariento
Marcelo Bittencourt Guariento Attorney-in-fact

B-1-3

Annex B-2

Board of Directors

TAM S.A.

Av. Jurandir, 856 Lote 4, 1° andar

04072-000, São Paulo, SP

Brazil

November 16, 2011

Ladies and Gentlemen:

Banco BTG Pactual S.A. (“BTG Pactual”) has acted as financial advisor to TAM S.A. (“TAM”) in connection with the proposed combination of LAN Airlines S.A. (“LAN”) and TAM (the “Combination”), pursuant to the memorandum of understanding (the “MOU”) dated as of August 13, 2010, the implementation agreement dated as of January 18, 2011 (the “Implementation Agreement”) among Lan Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreendimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro and the exchange offer agreement dated as of January 18, 2011 (the “Exchange Offer Agreement” and, together with the Implementation Agreement, the “Definitive Agreements”) among Lan Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreendimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro.

As set forth in the Definitive Agreements, upon effectiveness of the Combination, each stockholder of TAM (each, a “TAM Stockholder”) holding (i) TAM’s common stock, with no par value (“TAM common stock”), (ii) TAM’s preferred stock, with no par value (“TAM preferred stock”), or (iii) TAM’s American Depositary Shares representing the shares of TAM’s preferred stock (“TAM ADSs”), shall be entitled to receive a number of shares of LAN’s common stock, without par value (“LAN common stock”), equal to the product of (A) the number of shares of TAM common stock, TAM preferred stock or TAM ADSs owned by such TAM Stockholder and (B) 0.90 (the “Exchange Ratio”, and such product, together with cash in lieu of any fractional shares, being referred to as the “Consideration”). Each TAM Stockholder will receive LAN common stock in the form of either (i) American Depositary Shares representing LAN common shares (each of which represents one LAN common share) or (ii) Brazilian Depositary Shares representing LAN common shares (each of which represents one LAN common share).

The Board of Directors of TAM (the “Board”) requested BTG Pactual’s opinion, as investment bankers, as to the fairness, from a financial point of view, to the shareholders of TAM of the Consideration. On August 13, 2010, the date of the MOU, BTG Pactual rendered such opinion and concluded that the Consideration was fair, from a financial point of view, to the shareholders of TAM.

Subsequently, on November 1, 2011, TAM requested that BTG Pactual update its opinion in light of the long period of time between the date of the initial opinion rendered on August 13, 2010 and the date on which the exchange offer pursuant to the Definitive Agreements will commence.

In connection with BTG Pactual’s role as financial advisor to TAM and the Board, and in arriving at its opinion, BTG Pactual has reviewed certain publicly available financial and other information concerning LAN and TAM,

B-2-1

including the financial statements available as of November 16, 2011 and the market prices and financial projections available up to the date of November 16, 2011 and certain internal analyses, financial forecasts and other information furnished to it by LAN and TAM. BTG Pactual has also held discussions with representatives of LAN and TAM regarding the businesses and prospects of their respective companies and the joint prospects of a combined company following consummation of the Combination. In addition, BTG Pactual has (i) compared certain financial information for LAN and TAM with similar information for certain other companies BTG Pactual considered relevant whose securities are publicly traded, (ii) reviewed the financial terms of certain recent acquisitions and dispositions which it deemed relevant in whole or in part, (iii) reviewed the terms of the Definitive Agreements, and (iv) performed such other studies and analyses and considered such other factors as it deemed appropriate.

BTG Pactual has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning LAN or TAM, including, without limitation, any financial information, forecasts or projections, considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, BTG Pactual has, with your permission, assumed and relied upon the accuracy, content, truthfulness, completeness, sufficiency and integrity of all such information. BTG Pactual does not express an opinion as to the reliability of this information, whether publicly available or furnished to it, and any errors, alterations or modifications to such information could significantly affect BTG Pactual’s opinion. BTG Pactual has not conducted a physical inspection of any of the assets or properties, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of LAN or TAM, nor has BTG Pactual evaluated the solvency or fair value of LAN or TAM under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts and projections made available to BTG Pactual and used in its analyses, BTG Pactual has assumed with your permission that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of representatives of LAN or TAM, as the case may be, as to the matters covered thereby. In rendering its opinion, BTG Pactual expresses no view as to the reasonableness of such forecasts and projections, or the assumptions on which they are based. BTG Pactual’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

For purposes of rendering its opinion, BTG Pactual has assumed with your permission that, in all respects material to its analysis, the representations and warranties of LAN and TAM contained in the Definitive Agreements are true and correct, LAN and TAM will each perform all of the covenants and agreements to be performed by it under the Definitive Agreements and all conditions to the obligations of each party to the Definitive Agreements to consummate the Combination will be satisfied without any waiver thereof. BTG Pactual has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Combination will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either LAN or TAM is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on LAN or TAM or materially reduce the contemplated benefits of the Combination to TAM.

This opinion is addressed to, and for the use and benefit of, the Board and is not a recommendation to the TAM Stockholders to approve the Combination. BTG Pactual expresses no opinion as to the merits of the underlying decision by TAM to engage in the Combination. This opinion is limited to the fairness, from a financial point of view, to the shareholders of TAM of the Consideration, and is subject to the assumptions, limitations, qualifications and other conditions contained herein.

You have not asked BTG Pactual to, and this opinion does not, address the fairness of the Combination, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of TAM, nor does it address the fairness of the contemplated benefits of the Combination. BTG

B-2-2

Pactual expresses no opinion as to the merits of the underlying decision by TAM to engage in the Combination or the relative merits of the Combination as compared to alternative business strategies, nor does it express any opinion as to how any TAM stockholders should vote on any matter. In addition, BTG Pactual does not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any parties to the Combination, or any class of such persons, in connection with the Combination and any related transactions relative to the Combination consideration to be received by TAM.

BTG Pactual was not requested to, and BTG Pactual did not, consider, and its opinion does not address, the relative merits of the Combination as compared to any alternative business strategies.

This opinion must not be considered to be a promise or guarantee as to the future performance of LAN, TAM or LATAM. Moreover, this opinion is not intended to be the sole basis for the valuation of LAN and TAM, nor does it represent or constitute a proposal, solicitation, suggestion or recommendation by BTG Pactual for approval of the Combination. The decision to approve the Combination is the responsibility of TAM Stockholders and BTG Pactual does not assume any responsibility for any decision made by the TAM Stockholders. The TAM Stockholders should conduct their own analyses as to the appropriateness of approving the Combination and should consult their own tax and legal advisors, independently, to form their own opinions on the Combination.

BTG Pactual will be paid a transaction fee for its services as financial advisor to TAM in connection with the Combination, all of which is contingent upon consummation of the Combination. However, if the Combination is not consummated due to certain events, including either LAN or TAM terminating or abandoning the Combination, then TAM has agreed to pay US$5.0 million to BTG Pactual. Regardless of whether the Combination is consummated, TAM has agreed to reimburse BTG Pactual for reasonable fees, expenses and disbursements of BTG Pactual’s counsel and all of BTG Pactual’s reasonable travel and other out-of-pocket expenses incurred in connection with the Combination or otherwise arising out of the engagement of BTG Pactual under the engagement letter. TAM has also agreed to indemnify BTG Pactual and certain related persons to the fullest extent lawful against certain liabilities, arising out of its engagement or the Combination.

During the two years preceding the date of the BTG Pactual Opinion, BTG Pactual and its affiliates (together, “BTG Pactual Group”) has had commercial or banking relationships with TAM and certain affiliates of TAM, for which it has received fees in an amount totaling approximately R$55.627 million. With respect to TAM, such services during this period have included acting as underwriter with respect to offerings of debt securities and equity securities issued by a TAM affiliate, as well as stabilizing agent in connection with a prior equity offering by TAM, acting as market maker for both TAM and a TAM affiliate, acting as counterparty with respect to certain derivatives transactions, as a lender with respect to credit facilities, acting as counterparty with respect to certain fixed income investments and as intermediary with respect to the trading of public securities. In addition, on August 31, 2010, an affiliate of BTG Pactual received fees from the controlling shareholders of TAM pursuant to a management agreement entered into among such parties on July 28, 2009. As of the date of the BTG Pactual Opinion, certain members of the BTG Pactual Group had less than 1% equity ownership of TAM shares. Further, Mr. André Santos Esteves, a member of the board of directors of TAM, is also the chief executive officer of BTG Pactual, and Mr. Carlos Daniel Rizzo da Fonseca, a senior executive of BTG Pactual and head of the Merchant Banking Division of BTG Pactual, serves on the board of directors of Multiplus S.A., a subsidiary of TAM. BTG Pactual Group may provide investment and commercial banking services to LAN, TAM or LATAM and their respective affiliates in the future, for which BTG Pactual Group would expect to receive compensation. In the ordinary course of its business, members of BTG Pactual Group may actively trade in the securities and other instruments and obligations of LAN or TAM for their own accounts and for the accounts of their customers. Accordingly, BTG Pactual Group may at any time hold a long or short position in these securities, instruments and obligations.

Based upon and subject to the foregoing, it is BTG Pactual’s opinion as investment bankers that, as of the date hereof, the Consideration is fair, from a financial point of view, to the shareholders of TAM.

B-2-3

This letter is provided to the Board in connection with and for the purposes of its evaluation of the Combination. This opinion may not be circulated, copied, published or used in any manner, nor can it be filed, included or referred to in whole or in part in any document to any other person for any other purpose whatsoever except with the prior written consent of BTG Pactual.

Very truly yours,

Banco BTG Pactual S.A.

/s/ Bruno Duque Horta Nogueira
Bruno Duque Horta Nogueira
Attorney-in-fact

/s/ Anna Paula Ferreira
Anna Paula Ferreira
Attorney-in-fact

B-2-4

ANNEX C

Appraisal Report according to

CVM Instruction 361

LAN Airlines S.A. and TAM S.A.

November 24th, 2011

C-2

I. Executive Summary

Executive Summary
Bradesco BBI’s role and scope of work

Context and Assessment Methodologies

•

On August 13th, 2010, LAN and TAM announced the execution of a memorandum of understanding (“MoU”), among its controlling shareholders, in order to establish the terms and conditions concerning the negotiations to combine the Companies’ activities.

•

The combination of the activities of LAN and TAM would form a group with over 40.000 employees, whose portfolio of (i) passenger air transport services would be offered to over 115 destination in 23 countries; and (ii) cargo air transport services, to all Latin America and to the world

•	The activities would be combined by means of several steps culminating with the realization of an OPA in order to cancel TAM’s registry as a publicly-held company, involving exchange of stock.

•

By means of the OPA, TAM’s shareholders would receive, for their stocks, a certain number of stocks of a holding company that would, immediately, be incorporated by LAN. In view of such merge, TAM’s current shareholders would receive stocks issued by LAN as Brazilian Depositary Receipts (BDRs), in such a way that, by accepting the OPA, TAM’s current shareholders would become LAN’s shareholders

•	The negotiations between the parties have resulted in the following exchange relation: 1 stock issued by TAM = 0.90 stock/BDR issued by LAN

•

The exchange relation of TAM’s stocks for LAN’s BDR stocks would be the same for all of TAM’s shareholders (whether participating or not in its controlling group), so as to guarantee equal treatment among shareholders

•

On January 18th, 2011, LAN and TAM advised that they signed two agreements referred to as the “Implementation Agreement” and “Exchange Offer Agreement”, by means of which the final terms and conditions for the association contemplated in the MoU were established, according to the Fato Relevante (“Material Fact”).

•

On March 3rd, 2011 and in on September 21st, 2011, respectively, the National Civil Aviation Agency (“ANAC”), and the Chilean Court for the Defense of Free Competition of Chile (TDLC), the competent authority in Chile, approved the merger between LAN and TAM

•

Based on the information above, Bradesco BBI was hired by LAN to prepare this Appraisal Report, within the context of the OPA for the exchange of stock in order to cancel TAM’s registry as a publicly-held company, as set forth in Brazilian Securities Commission (“CVM”) Instruction 361/02

•	According to the provisions contained in ICVM-361, Bradesco BBI has assessed the stocks issued by LAN and TAM, according to the following methodologies:

•	Weighted average price of the Companies’ stocks in stock markets

•	Net worth value per stock on 09/30/2011

•

Economic value, calculated by the discounted cash flow methodology—this criteria was considered by Bradesco BBI as the most appropriate criteria to define the fair price, since it captures the expected future performance of the Companies aligned with their respective Business Plans, reflecting Managements expectation as to future performance of the business according to the strategy to be adopted in the coming years. The Business plans that were discussed with Bradesco BBI during the process of elaboration of this Appraisal Report contain confidential information and, thus, are not available to the public.

•	The summary of assessments, according to the above-mentioned methodologies, is demonstrated on the next page

Source: Bradesco BBI; TAM; CVM

C-4

Executive Summary
Assessment Summary

Assessment Summary (Detailed in Chapter IV)

Source: Companies; “Economática”; Central Bank of Brazil; CVM; Bradesco BBI

Note: (1) Price range per stock respects the limit of the maximum variation of up to ten per cent (10%) between the minimum and maximum points, as defined in ICVM-361; (2) VWAP: Volume weighted average price; (3) Values for LAN converted from Dollars to Reais based on the PTAX closing rate quotation on 09/30/2011: R$1.8544/USD1.0000; (4) Values for LAN converted from Dollars to Reais based on the average daily quotation of each price per stock; (5) the range of exchange relation per FCD represents the combination of the maximum LAN values and minimum TAM values and vice-versa

C-5

Executive Summary
Assessment Methodologies according to ICVM-361

Comparison of the Assessment Methodologies and Respective Applicability

Methodology	Description and Information Used	Considerations
Historical Market Value of Stocks	• Average market quotation price weighted negotiated volume • Historical trade value of Companies’ stocks on the stock market

•    Reflects the value expectations of the market agents for a company

•    The stock market value may be affected by factors not necessarily related to the performance of a company, such as, for example: stock liquidity, reallocation of portfolio by investors, transaction costs, taxation, among others

•    Objective Methodology

Equity Value	• Value per stock based on the net equity value • Book value of the net equity of the Companies

•    It does not capture future perspectives of value generation to shareholders, to the extent it only reflects the historical performance of a company

•    Book value does not necessarily reflects the economic perspective of value generation

•    Sensitive to the accounting standards used

Discounted Cash Flow (“FCD”)	• Fundamentalist analysis based on long-term economic-financial projections of the Companies • Analysis supported by the long term business plans of the Companies

•    It reflects the best estimates of the management of a company in regards to its expected future financial performance

•    It captures the long term growth perspectives of the management of the company

•    It identifies the main factors that create value and permits assessment of the value’s sensitivity to these factors, according to the business plan

•    Projections may be affected by subjective considerations

Bradesco BBI has favored the discounted cash flow methodology because it believes that it is the best way to capture the expected future performance of the Companies, aligned with its respective Business Plans1.

Source: Bradesco BBI

Note: (1) Economic value, calculated by the discounted cash flow methodology—this criteria was considered by Bradesco BBI as the most appropriate criteria to define the fair price, since it captures the expected future performance of the Companies aligned with their respective Business Plans, which reflect the strategy to be adopted by the management in the coming years. The Business plans that were discussed with Bradesco BBI during the process of preparation of the Appraisal Report contain confidential information and, thus, are not available to the public.

C-6

Executive Summary
LAN: summary of the assumptions for analysis by the discounted cash flow methodology

Main Assumptions Used in the Assessment by FCD

•	Methodology: cash flow available to the shareholder

•	Assessment Base Date: 09/30/2011

•	Financial Projections based on management’s Business Plan

•	Projection Period: 2011 to 2021

•	Currency: nominal USD

•	Ke: estimated based on the Capital Asset Pricing Model—CAPM, in nominal USD

•

End Value: estimate based on the free cash flow projected for the year 2021 (the year in which LAN is expected to show a normal cash flow and the company’s business to have attained stability and maturity), considering the growth in perpetuity, under nominal terms, equivalent to 2.0% per year (in line with United States’ long-term inflation rate).

•	Equity Value: sum of the present value of projected free cash flow added to the present value of the end value

Main Assumptions of LAN’s Business Plan

•

Net revenue grows during the projection horizon at an average rate (CAGR) of 11.8%, and such growth is the result of the future CAGR of the passenger segment (13.4%), cargo segment (6.9%) and other revenues (9.0%)

•	EBITDA—CAGR: 18,0%

•	EBITDAR—CAGR: 16,7%

•	Investments related to the purchase and maintenance of aircraft (parts and equipment) equivalent to USD1.9 billion per year (average of the period)

•	Projected Working capital need based on LAN’s assumptions, which are based on historical periods of this (in days)

•	Income tax rate and similar ones: 17.0%

Highlights of the Financial Projections (USD million)

	2011E¹	2012E	2013E	2014E	2015E	2016E
Net Revenue	5,668	6,382	7,255	8,059	8,992	10,116
Operating Costs and Expenses	(4,590)	(5,124)	(5,691)	(6,115)	(6,712)	(7,477)
EBITDAR	1,077	1,258	1,564	1,944	2,280	2,639
EBITDA	902	1,056	1,357	1,733	2,057	2,399
EBIT	520	622	855	1,152	1,397	1,674
Free Cash Flow	(116)	301	227	801	909	801

Weighted Average Cost of Capital (“Ke”)²

Calculation of the Ke
Risk Free Rate—Rf (nominal USD)	2.899%
Leveraged Beta—ß	1.060
USA—Market Risk Premium (%)—MRP (nominal USD)	6.700%
Chile Risk—Z (nominal USD)	1.339%
Own K Cost = Ke (nominal USD)	11.364%

Source: LAN; “Economática”; Bradesco BBI; Bloomberg; Ibbotson

Note: (1) For assessment purposes, only the 4th quarter of 2011 was considered; (2) Detailed premises in Annex I of this Appraisal Report.

C-7

Executive Summary
TAM: summary of the assumptions for analysis by the discounted cash flow methodology

Main Assumptions Used in the Assessment by FCD

•	Methodology: cash flow available to the shareholder

•	Assessment Base Date: 9/30/2011

•	Financial Projections based on management’s Business Plan

•	Projection Period: 2011 to 2021

•	Currency: nominal R$

•	Ke: estimated based on the Capital Asset Pricing Model—CAPM, in nominal USD and converted into nominal BRL at the long term inflation differential between Brazil (BRL) and USA (USD)

•

End Value: estimated based on free cash flow projected for the year 2021 (the year in which TAM is expected to show a normal cash flow and the company’s business to have attained stability and maturity), considering the growth in perpetuity, under nominal terms, equivalent to 4.5% per year (in line with Brazil’s long-term inflation rate).

•	Equity Value: sum of the present value of projected free cash flow added to the present value of the end value

Main Premises of TAM’s Business Plan

•

Net revenue grows during the projection horizon, at an average rate (CAGR) of 6.7%, and such growth is the result of the future CAGR of the passenger segment (6.4%), cargo segment (6.7%) and other revenues (9.2%), comprised mainly of Multiplus and revenue from TAM Viagens tourism agencies.

•	EBITDA—CAGR: 13,8%

•	EBITDAR—CAGR: 12,3%

•	Investments related to the purchase and maintenance of aircraft (parts and equipment) equivalent to R$1.4 billion per year (average for the period)

•	Projected Working capital need based on TAM’s assumptions, which are based on historical periods of this (in days)

•	Income tax rate and similar ones: 34.0%

Highlights of the Financial Projections (BRL million)

	2011E¹	2012E	2013E	2014E	2015E	2016E
Net Revenue	12,741	14,019	15,169	16,561	18,169	19,663
Operating Costs and Expenses	(11,008)	(12,171)	(12,845)	(13,629)	(14,702)	(15,810)
EBITDAR	1,733	1,848	2,324	2,931	3,466	3,853
EBITDA	1,293	1,386	1,825	2,393	2,880	3,217
EBIT	554	603	985	1,488	1,889	2,151
Free Cash Flow	48	1,078	203	328	901	1,006

Weighted Average Cost of Capital (“Ke”)²

Calculation of the Ke
Risk Free Rate—Rf (nominal USD)	2.899%
Leveraged Beta—ß	1.030
USA—Market Risk Premium (%)—MRP (nominal USD)	6.700%
Brazil Risk—Z (nominal USD)	1.882%
Inflation Differential—Brazil x USA	2.454%
Own K Cost = Ke (nominal USD)	14.457%

Source: TAM; “Economática”, Bradesco BBI; Bloomberg; Ibbotson

Note: (1) For assessment purposes, only the 4th quarter of 2011 was considered; (2) Detailed premises in Annex I of the Appraisal Report.

C-8

II. Information on the Appraiser

Information on Bradesco BBI
Bradesco BBI’s Credentials

Year	Client	Object of Assessment	Context	Industry
2011			Appraisal and assistance report on the OPA of UOL’s delisting	Media
2011			Assistance to the Independent Special Committee during the corporate reorganization of the Oi Group	Telecommunications
2010			Appraisal report on the acquisition of corporate interest in Light	Energy
2010			Appraisal report on the acquisition of share control	Financial

2009			Appraisal report on the acquisition of share control	Petrochemical
2009			Appraisal report on the tender offer of the stocks issued by Melpaper S.A.	Paper and Cellulose
2009			Appraisal report on the acquisition of corporate interest in Light by AG Concessões	Energy
2009			Appraisal report on the acquisition of corporate interest in Light by Equatorial Energia	Energy
2009			Assistance to the Independent Special Committee during the merger of Aracruz	Paper and Cellulose

2009			Merger of the three companies to create AGRE	Real Estate
2009			Assistance to the Independent Special Committee during the merger of Telemig with Vivo	Telecom
2009			Assistance to the Independent Special Committee during the merger of Telemig Celular Participações	Telecom

Source: Bradesco BBI

C-10

Information on Bradesco BBI
Bradesco BBI’s Credentials (cont.)

Year	Client	Object of Assessment	Context	Industry
2009			Appraisal report on the merger of Petroquímica Triunfo	Petrochemical
2009			Appraisal report and assistance on the OPA to minority shareholders resulting from the takeover	Real Estate
2009			Appraisal report and assistance on the acquisition of shareholding control	Real Estate
2008			Appraisal report and assistance on the OPA for delisting	Food
2008			Appraisal report and assistance on the OPA for delisting	Food
2008			Appraisal report and assistance on the merger of the companies	Financial Services
2008			Appraisal report for the increase of corporate interest held by Nippon Steel in Unigal	Metallurgical
2007			Appraisal report and assistance on the merger of companies	Information Technology

Additionally, Bradesco BBI has assisted companies from the transport sector (such as Trip Linhas

Aéreas S.A. and JSL S.A.) in private merger and acquisition transactions, complementing its qualification for the preparation of this Appraisal Report

Source: Bradesco BBI

C-11

Information on Bradesco BBI
Professionals responsible for the Appraisal Report

Renato Ejnisman Head of Investment Banking	Renato Ejnisman is in charge of the Investment Banking area of Bradesco BBI since February, 2011. He has over 14 years of experience in Investment Banking. Before Bradesco, he worked at Bank of America and at McKinsey. In Bradesco BBI, he has directed and participated in many M&As, IPOs, follow-ons, debt issuances and tender offers with companies from several sectors. Renato has a PhD in Physics from the University of Rochester.

Cyrille Brunotte Managing Director	Cyrille Brunotte is responsible for covering the Transport, Logistics, Chemistry and Petrochemical, and Agro-business sectors in Bradesco BBI. He has accumulated more than 20 years of experience in Europe, the United States and Brazil, in the financial market. In Brazil, Cyrille directed several successful transactions that participated in consolidating the sectors of electric power, petrochemical, sugar and ethanol, among others. Cyrille joined Bradesco BBI in October 2010. He acted, from 2007 to 2010, as the Managing Director of Credit Agricole Securities USA, New York, responsible for merger and acquisition activities. From 1999 to 2007, he was responsible for the Investment Banking department of Credit Agricole in Brazil. Cyrille has an MSc in Management from HEC Paris.

Alessandro Farkuh Head of M&A	Alessandro Farkuh, Head of Mergers and Acquisitions of Bradesco BBI, joined the bank in November 2007. He has over 12 years of solid experience in the financial market, with a focus on M&A since 2001. He has also acted in private equity fund and financial planning projects for medium and large Brazilian and multinational companies. Before Bradesco BBI, he worked at Cicerone Capital, PricewaterhouseCoopers Corporate Finance and Exxel Fund, among others. Alessandro has directed and participated in M&A transactions in several sectors, such as financial, telecommunications, media, real estate, chemistry and mining, in Brazil, the United States, Chile, Mexico and Argentina. Alessandro has a degree in Business Administration and a Specialization in Financial Markets from FIA—FEA/USP.

Rafael Beran Bruno Director, M&A	Rafael Beran Bruno, Director in the area of Mergers and Acquisitions of Bradesco BBI, joined the bank in June 2011. He has more than 10 years of experience in the financial market, with a key focus on M&A operations. Before joining Bradesco BBI, he acted in the Investment Banking area of Santander, Banco ABN AMRO and Banco Brascan, where he concluded transactions in many sectors. He also acted as an advisor at Value Partners and Advisia. Rafael has a degree in Business Administration from FGV-SP and a Master’s degree in Finance from London Business School.

C-12

Information on Bradesco BBI
Professionals responsible for the Appraisal Report (cont.)

Ricardo Urada Associate	Ricardo Urada, an associate of the Investment Banking area of Bradesco BBI, joined the bank in July 2011. He has over seven years of experience in investment banking, with a key focus on M&A. Before Bradesco BBI, he worked at Barclays Capital, at Banco Santander and Banco ABN AMRO. Ricardo participated in M&A transactions in several sectors, including the petrochemical, energy, food and beverages, paper and cellulose, mining, logistics and agro-business sectors. Ricardo has a degree in Business Administration from FGV-SP.

Carlos Henrique Gallucci Analyst	Carlos Gallucci, an analyst from the Investment Banking area of Bradesco BBI, started working in the bank in May 2010. He has over four years of experience in the Financial market, with a focus on Investment Banking since 2008. Before Bradesco BBI, he worked at Banco ABN AMRO in the Mergers and Acquisitions area and at Odebrecht Investimentos em Infraestrutura, focusing on the acquisition of companies. Carlos Henrique has participated in M&A transactions in several industries, including the financial, insurance, retail and consumption and information technology industries. Carlos Henrique has a degree in Business Administration.

Source: Bradesco BBI

C-13

Information on Bradesco BBI
Bradesco BBI’S Statements

Source: Bradesco BBI

In compliance with the provisions contained in the ICVM-361, Bradesco BBI makes the following statements:

•

On the date of this Appraisal Report, Bradesco BBI, directly or by means of its parent companies, controlled companies or people associated therewith, holds no stock issued by LAN or TAM, whether in its own name or its discretionary administration

•

Within the assessment criteria contained in the Appraisal Report, Bradesco BBI considers the economic value criteria according to the discounted cash flow method, as the most appropriate for the definition of fair price

•

Bradesco BBI has no conflict of interest with LAN, TAM, their respective controlling shareholders and administrators, which would reduce the required independence for the performance of its functions in relation to the preparation of the Appraisal Report. For the services related to preparation of the Appraisal Report, regardless of the success or failure of the OPA, Bradesco BBI will receive, from LAN, a fixed payment of R$842,105.26 (eight hundred, forty-two thousand, one hundred and five Reais and twenty-six cents). Under the terms of the services agreement entered into between Bradesco BBI and LAN, LAN has agreed to reimburse Bradesco BBI and related companies for any losses or liabilities attributed to Bradesco BBI by third parties, as a consequence of the assistance provided by it in relation to the preparation of this Appraisal Report

•

On the date of this Appraisal Report, in addition to the relationship related to the Offer, Bradesco BBI and/or other financial institutions integrating its financial conglomerate, maintains a business relationship with LAN, TAM, its controlled companies, affiliated companies, including the following financial transactions, which do not have any impact on the analysis performed during the preparation of this Appraisal Report:

•

Guarantee obtained jointly with Banco Bradesco BBI or companies which are part of its economic conglomerate, totalling approximately R$17,886,399.00 (seventeen million, eight hundred eighty-six thousand, three hundred and ninety-nine Reais)

•

TAM’s debentures (TAMM11) issued jointly with Banco Bradesco BBI or companies which are part of its economic conglomerate, totalling approximately R$2,451,112.00 (two million four hundred fifty-one thousand, one hundred and twelve Reais)

•

Debentures purchased jointly with Banco Bradesco BBI or companies which are part of its economic conglomerate, totalling approximately R$11,787,994.03 (eleven million seven hundred eighty-seven thousand, nine hundred and ninety-four Reais and three cents)

•	Other charges held jointly with Banco Bradesco BBI or companies which are part of its economic conglomerate, totalling approximately R$1,367.00 (one thousand three hundred and sixty-seven Reais)

•

American Express credit card held jointly with Banco Bradesco BBI or companies which are part of its economic conglomerate, with expenses from 01/01/2011 to 09/30/2011 equivalent to R$ 1,951,017.52 (one million nine hundred fifty-one thousand and seventeen Reais, and fifty two cents.)

•

In the regular course of its activities, Bradesco BBI may negotiate, directly or through related companies, securities from LAN, TAM, their controlled companies, affiliated companies, and respective parent companies, in their own name or in their clients’ name and, as a consequence, they may, at any time, hold positions purchased or sold in relation to said securities. Notwithstanding the

C-14

Information on Bradesco BBI
Bradesco BBI’S Statements (cont.)

previously described relationship, Bradesco BBI does not have other business or credit information of any nature related to LAN, TAM, their controlled companies, or affiliated companies, which may impact the Appraisal Report. In compliance with the provisions contained in section 8, paragraph 6 and in Annex III, item X, d, 5, both from the ICVM-361, Bradesco BBI declares that it has not received payment for the advisory services, assessment, audit and similar services from LAN or TAM in the last twelve (12) months preceding the date of this Appraisal Report

•

Bradesco BBI declares that LAN, TAM, their controlling shareholders and management have not directed, interfered, restricted, hindered or practiced any acts that may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant for the quality of the conclusions herein presented, nor have they determined or restricted Bradesco BBI’s capacity to independently determine the methodologies used by it to achieve the conclusions presented in the Appraisal Report, or restricted Bradesco BBI’s capacity to determine the conclusions presented in the Appraisal Report

•

The internal procedure for approval of the reports and opinions issued by Bradesco BBI comprehends their revision by professionals of Bradesco BBI’s Legal Department, as well as a formal process of review, discussion and possible approval by the Fairness Opinions and Assessments Committee, comprised by professionals from the Investment Banking area. During the meetings held by the Fairness Opinions and Assessments Committee, the main assumptions and methodologies used in the preparation of the assessments are discussed and justified. The meeting held by the Fairness Opinions and Assessments Committee in which this Appraisal report was approved by a unanimity, occurred on November 23rd, 2011

•

For the purpose of complying with the provisions contained in section 8, paragraph 3, of the ICVM-361, Bradesco BBI declares that the professionals responsible for the preparation of the Appraisal Report are the following:

São Paulo, November 24th, 2011

Renato Ejnisman	Cyrille Brunotte	Alessandro Farkuh

Rafael Beran Bruno	Ricardo Urada	Carlos Henrique Gallucci

Source: Bradesco BBI

C-15

III. Information on the Companies

Information on the Companies
Overview of the air transport market in Chile

•	The volume of passengers transported in domestic and international flights in Chile presented an annual average growth of 5.4% from 2001 to 2009

•	On average, 8.8% of the air cargo transport in Chile have an international origin or destination

•	The air transport market in Chile is highly concentrated both in cargo and passenger transportation

•	LAN’s participation is over 50.0% in both segments

Evolution of Passenger Transportation (million)1

Passenger Market Share (%)2—12/31/2010

C-17

Information on the Companies
Overview of the air transport market in Chile (cont.)

Evolution of Cargo Transportation (thousand tons)

Cargo Market Share (FTK %)3—12/31/2010

Source: Junta de Aeronáutica Civil Chile [Chilean Civil Aviation Board] (JAC); World Bank

Note: (1) It includes passengers transported in domestic and international flights—information from the World Bank made available until 2009; (2) it refers to passengers embarking, disembarking and in connection; (3) Product of the number of tons transported per kilometer

C-18

Information on the Companies
Overview of the air transport market in Brazil

•	The volume of passengers transported in domestic and international flights in Brazil presented an annual average growth of 8.9% from 2001 to 2009

•	On average, 61.5% of air cargo transport in Brazil has an international origin or destination

•	The air transport market in Brazil is highly concentrated in both cargo and passenger transport

•	In the passenger transportation segment, TAM is the market leader, with a market share equivalent to 42.2%

•	In the cargo transportation segment, the company ABSA Cargo Airline is the leader, with a market share equivalent to 44.2%

Evolution of Passenger Transportation (million)1

Passenger Market Share (%)—12/31/2010

C-19

Information on the Companies
Overview of the air transport market in Brazil (cont.)

Evolution of Cargo Transportation (thousand tons)

Cargo Market Share (FTK %)²—12/31/2010

Source: Agencia Nacional de Aviação Civil (ANAC) [Brazilian Civil Aviation Board]; World Bank

Note: (1) It includes passengers transported in domestic and international flights—information from the World Bank made available until 2009; (2) Product of the number of tons transported per kilometer

C-20

Information on the Companies
Overview of LAN

Highlights

•	A Chilean company, LAN acts in the cargo and passenger air transport sector, with routes to approximately 76 destinations throughout the Americas, Europe and the South Pacific

•	It offers routes to 93 additional destinations through companies with which it holds code share agreements.

•	A Oneworld member, the 3rd largest alliance of airlines in the world, with 12 member companies and 19 affiliated companies, serving more than 750 destinations

•	It has 139 aircrafts¹ and a dominant presence in Latin America where it is the market leader in Chile, Equator and Peru

•	Fleet containing 125 airplanes for passenger transportation

•	Fleet containing 14 airplanes for cargo transportation

•	LAN has one of the youngest fleets in the market, resulting in more efficiency and lower emission of CO2

•	Publicly-held company, created in 1929 by the Chilean Government, and privatized in 1989. It is one of the few airlines companies in the world classified as “Investment Level” by risk rating agencies

Aircraft Fleet¹

Aircraft	Leased	Owned	Total
Passengers
Airbus A318	0	10	10
Airbus A319	0	23	23
Airbus A320	8	28	36
Boeing 767	10	18	28
Boeing 737	9	0	9
Dash 8-200	10	0	10
Dash 8-400	4	0	4
Airbus A340	1	4	5
Total	42	83	125

Cargo
Boeing 777	2	0	2
Boeing 767	4	8	12
Total	6	8	14

Total Fleet	48	91	139

C-21

Information on the Companies
Overview of LAN (cont.)

Shareholding Structure2

Background—Main Events at LAN

Year	Event
1929	Chilean Government creates LAN Linhas Aéreas

1946	First international flight, with Buenos Aires, Argentina as the destination

1958	First flight to North America

1970	First flight to Europe

1989	Privatization of LAN Linhas Aéreas

1994	Acquisition of LAN by the current majority shareholders

2000	Association to Oneworld

2010	Announces merger with TAM

Source: LAN

Note: (1) Among leased and owned aircraft on 09/01/2011; (2) On 09/6/2011

C-22

Information on the Companies
LAN’s Financial and Operational Highlights

Balance Sheet (US$ million)

	2008	2009	2010	30/09/2011
Total Assets	5,197	5,772	6,786	7,073
Current Assets	1,077	1,409	1,533	1,210
Cash and availabilities	411	842	877	462
Accounts Receivable	343	424	481	527
Others	323	143	175	221
Non-current Assets	4,120	4,363	5,253	5,863
Fixed Assets	3,966	4,197	4,948	5,513
Others	154	166	304	349
Total liabilities and net equity	5,197	5,772	6,786	7,073
Current Liabilities	1,551	1,523	2,144	2,105
Loans and financing	285	418	543	605
Suppliers	389	477	646	593
Others	877	629	956	907
Non-current Liability	2,877	3,143	3,342	3,630
Loans and financing	2,373	2,443	2,562	2,823
Others	504	700	779	807
Net Equity	769	1,106	1,300	1,337

Income Statement (US$ million)

	2008	2009	2010	9M10	9M11
Net Income	4,283	3,656	4,523	3,221	4,183
Operating costs and expenses	(3,335)	(2,832)	(3,460)	(2,488)	(3,387)
EBITDAR	948	823	1,063	733	796
(-) Aircraft rents	(71)	(84)	(99)	(72)	(130)
EBITDA	877	740	965	662	667
(-) Depreciation and amortization	(258)	(304)	(342)	(249)	(297)
EBIT	620	436	623	412	370
(+/-) Financial result and others	(283)	(205)	(203)	(157)	(163)
Net Profit	336	231	420	255	208

C-23

Information on the Companies
LAN’s Financial and Operational Highlights (cont.)

ASK1 (million)

RPK2 (million)

Load Factor3—Passengers (%)

Source: LAN

Note: (1) Available Seat Kilometer; (2) Revenue Passenger Kilometer; (3) Capacity utilization

C-24

Information on the Companies
Overview of TAM

Highlights

•	The main Brazilian air company, TAM acts on passenger and cargo transportation on domestic and international flights

•	Operates direct flights to 45 cities in Brazil and 18 in South America, United States and Europe

•	By means of agreements with national and foreign companies, it reaches another 89 Brazilian airports and 87 international destinations, including Asia

•

Leader in the aviation sector in Brazil, with a market share of 42.2%[1] in 2010, in addition to being the leader amongst Brazilian companies operating international routes, with 84.6%¹ of the market in 2010

•	It has 153 aircraft from Boeing, Airbus and ATR

•	Star Alliance member—the biggest alliance of airlines in the world—integrates a system that covers 1.160 destinations in 181 countries

Aircraft Fleet2,3

Aircraft	Leased[4]	Owned[5]	Total
Airbus A319	13	16	29
Airbus A320	55	31	86
Airbus A321	1	8	9
Airbus A330	2	18	20
Airbus A340	0	2	2
Boeing 767	0	3	3
Boeing 777	0	4	4
ATR—42	0	0	0
Total	71	82	153

C-25

Information on the Companies
Overview of TAM (cont.)

Shareholding Structure6

Background—TAM’s Main Events

Year	Event
1976	Foundation of the brand TAM—Transportes Aéreos Regionais, from Táxi Aéreo Marília—through a union of 10 pilots in 1961

1986	Extension of the field of operation to the North and Central- West regions with the acquisition of the air company Votec

1993	Launch of TAM’s Fidelity Program

1996	Acquisition of the publicly held company : Paraguai Lapasa and creation of TAM Mercosul

2005	Initial Public Offer (IPO)

2006	Follow On and issuance of ADRs in NYSE

2009	Acquisition of the total stocks from Q.X.P.E., customer loyalty company, afterwards referred to as Multiplus

2010	IPO of Multiplus, acquisition of Pantanal Linhas Aéreas and announcement of the merger with LAN

Source: TAM

Note: (1) In regard to the number of passengers; (2) On 09/30/2011; (3) Five ATR model aircraft, which are no longer operational since July 2011, were not considered; (4) It includes the aircrafts acquired through operational leasing; (5) It includes aircrafts acquired through financial leasing; (6) Excluding treasury stocks—09/30/2011

C-26

Information on the Companies
Operational and financial highlights of TAM

Balance Sheet (R$ million)

	2008	2009	2010	30/09/2011
Total Assets	13,417	12,940	14,459	15,550
Current Assets	3,671	3,793	4,505	4,934
Cash and availabilities	1,914	2,086	2,420	1,904
Accounts Receivable	1,157	1,122	1,557	1,967
Others	599	585	529	1,065
Non-current Assets	9,747	9,147	9,954	10,616
Intangible Assets	152	242	604	606
Fixed Assets	8,097	8,134	8,712	9,123
Others	1,497	771	638	887
Total liability and net equity	13,417	12,940	14,459	15,550
Current Liabilities	4,238	4,455	4,994	5,197
Loans and financing	910	1,245	1,572	1,865
Suppliers	486	431	522	487
Others	2,842	2,779	2,899	2,845
Non-current Liability	8,886	7,191	6,838	8,323
Loans and financing	7,179	5,925	5,787	7,119
Others	1,707	1,267	1,051	1,203
Net Equity	294	1,294	2,627	2,031

Income Statement (R$ million)

	2008	2009	2010	9M10	9M11
Net Revenue	10,592	9,766	11,379	8,154	9,415
Operating costs and expenses	(9,026)	(8,404)	(9,231)	(6,513)	(7,870)
EBITDAR	1,566	1,362	2,148	1,641	1,546
(-) Aircraft rents	(443)	(550)	(471)	(358)	(324)
EBITDA	1,122	812	1,677	1,283	1,222
(-) Depreciation and amortization	(425)	(602)	(700)	(524)	(542)
EBIT	698	210	977	759	679
(+/-) Financial result and others	(2,207)	1,133	(340)	(271)	(1,110)
Net Profit	(1,510)	1,247	637	488	(431)

C-27

Information on the Companies
Operational and financial highlights of TAM (cont.)

ASK1 (million)

RPK2 (million)

Load Factor3—Passengers (%)

Source: TAM

Note: (1) Available Seat Kilometer; (2) Revenue Passenger Kilometer; (3) Capacity utilization

C-28

IV. Assessment of the Companies

Assessment of the Companies
Assessment Methodology according to the ICVM-361

Comparison of Assessment Methodologies and their Respective Applicability

Methodology	Description and Used Information	Considerations
Historical Market value of stock	• Average value of the market quotation weighted negotiated volume • Historical trade value of the Companies’ stocks in stock markets

•    It reflects the value expectations of market agents for a company

•    The market value of the stocks may be affected by factors not necessarily related to the performance of a company, such as, for example: liquidity of stocks, reallocation of portfolios by investors, transaction costs, taxation, among others

•    Objective methodology

Equity Value	• Value per stock, based on the net equity value • Book Value value of the net equity of the Companies

•    It does not capture future perspectives of value generation to shareholders, to the extent it only reflects the historical performance of a company

•    Book value does not necessarily reflects the economic perspective of value generation

•    Sensitive to the accounting standards used

Discounted Cash Flow (“FCD”)	• Fundamentalist analysis based on the long-term economic-financial projections of the Companies • Analysis supported by the long-term business plans of the Companies

•    Reflects the best estimates of the Management of the Companies in regard to its expected future performance

•    It captures the long-term growth perspectives of Company Management

•    It identifies the main factors related to the creation of value and permits assessment of the values’ sensitivity to such factors, according to the business plan

•    Projections may be affected by subjective considerations

Bradesco BBI has favored the discounted cash flow methodology because it believes that it is the best way to capture the expected future performance of the Companies, aligned with its respective Business Plans¹.

Source: Bradesco BBI

Note: (1) Economic value, calculated by the discounted cash flow methodology – this criteria was considered by Bradesco BBI as the most appropriate criteria to define the fair price, since it captures the expected future performance of the Companies aligned with their respective Business Plans, which reflect the strategy to be adopted by the management in the coming years. The Business plans that were discussed with Bradesco BBI during the process of elaboration of the Appraisal Report contain confidential information and, thus, are not available to the public.

C-30

A. LAN’s Assessment

a. Market value

LAN’s Assessment
Market Value of LAN’s stocks: Volume weighted average price

Volume and Price Performance of LAN's stocks from 08/14/2009 to 11/23/20111

Period	Volume weighted average of the weighted average price (USD/stock)
12 months before the Material Fact (08/14/2009 – 08/13/2010)	18.06
Period since the Material Fact (08/16/2010 – 11/23/2011)[2]	27.52

Source: “Economática” (11/23/2011)

Note: (1) LAN, registered at Bolsa Comercio de Santiago, has only one class of stocks; (2) It considers 08/16/2010 because 08/13/2010 was a Friday

C-32

A. LAN’s Assessment

b. Equity Value

LAN’s Assessment
Equity Value of Stocks

Calculation of the Equity Value of LAN’s stocks

(million of USD, except when indicated)	09/30/2011
Total Assets	7,072.50
Total Liability	5,735.16
Net equity	1,337.34
Number of outstanding stocks (million)	339.36
Equity value per stock (USD)	3.94

Source: LAN

C-34

A. LAN’s ASSESSMENT

c. Economic value per discounted cash flow

LAN’s Economic Value per Discounted Cash Flow
Main Assumptions based on LAN’s Business Plan¹

Macroeconomic	• Macroeconomic scenario based on estimates of DEPEC Bradesco, available on 11/23/2011

Base Date and Projection Period	• Base date: 09/30/2011
• Explicit projection period: 09/30/2011 to 12/31/2021

•    Projections of net revenue, as reported by LAN, from 2011 to 2016 and extended, based on assumptions discussed with Management, for the remaining period of the projections, were based on the three business segments of the company:

• Passengers

• ASKs¹ growth in domestic and international flights based on LAN’s assumptions, presenting CAGR2011-2021 of 13.8%

• RPKs¹ generation from the load factor¹ estimated by LAN, decreasing from 79.7% in 2011 to 76.4% as of 2015

• CAGR2011-2021 RPKs¹: 13.3%

• Projected passenger revenue obtained from the multiplication of the RPKs¹ by the yield estimated by LAN, in USD/RPK¹

• Yield¹ of USD 0.1026 in 2011 and USD 0.1036 as of 2012, remained stable

• Cargo

Net Revenue	• ATKs¹ growth in international and domestic flights based on LAN’s assumptions, presenting CAGR2011-2021 of 6.9%

• RPKs¹ generation from the load factor¹ estimated by LAN, decreasing from 69.9% in 2011 to 69.4% as of 2015

• CAGR2011-2021 RPKs¹: 6.8%

• Projected cargo revenue obtained from the multiplication of the RPKs¹ by the yield estimated by LAN, in USD/RPK¹

• Yield¹ of USD 0.4279 in 2011, moving up to USD 0.4309 as of 2015, remained stable

• Other incomes

• Composed of (i) aircraft sublease, (ii) traded seats with airline partners, (iii) storage and delivery services and (iv) sale of products offered on flights, among others

• Evolution aligned with the growth shown by the passenger and cargo divisions

•    Projections for the growth of ASK and RPK above the Company’s and market’s historical growth are based on studies and projections by LAN that reflect the projected growth of the Company’s fleet compatible with the growth expected in its domestic and international markets.

• Net revenue projections have presented a CAGR2011-2021 of 11.8%

Source: Lan; Bradesco BBI

Note: (1) Bradesco BBI has discussed the Companies’ Business Plans with their Designated Representatives in order to check their consistency, in accordance with item III of the Preliminary Provisions of ICVM 361 Annex III, but it has not obtained an independent assessment or judgment of the assumptions used in these Business Plans, which remain responsibility of the Companies; (2) See Annex III

C-36

LAN’s Economic Value per Discounted Cash Flow
Main Assumptions based on LAN’s Business Plan¹ (cont.)

Main Operating Costs and Expenses	• Fuel: fuel prices established according to the oil price (WTI, source Bloomberg) and fuel consumption remained at a constant level of 5.49 gal/ASK
• Commissions for travel agents: remained constant at 3.8% of the net revenue
• Rent Expenses: projections according to the number of leased aircrafts
• Airport fees and passenger expenses: growth due to the ASK increase
• Maintenance expense: growth due to the ASK increase, according to the expectation of aircraft maintenance

•    Salaries and benefits: Established according to the revenue, gradually reduced from 17.9% of the net revenues in 2011 to 11.7% in 2021 due to increases in scale related to the fixed portion of personnel costs

• Other expenses: projected in view of the revenue, decreasing from 11.1% of the net revenue in 2011 to 9.5% in 2014, stabilizing from then on
• Operating costs and expenses, whose assumptions were informed by LAN, have shown a CAGR2011-2021 of 10.1%

Depreciation and Amortization

•    Projected, according to the information obtained from LAN, based on historical rates, taking into account the increase of its fleet (and therefore the increase in fixed assets to be annually depreciated)

Financial Assumptions	• Debt based on the weighted average cost of LAN’s debt on 09/30/2011
• Minimum cash yield obtained by the Company based on LIBOR (100% of the cash in USD), as indicated by the Company

Income Taxes and Similar	• Tax rate of 17%, applied to corporations in Chile

Working Capital	• Estimate based on the number of days reported by LAN, which are in line with the historical results presented by it

Investments	• Estimated according to the fleet expansion schedule and other investments in maintenance and expansion, as reported by LAN

•    The investment value in perpetuity is higher than the depreciation value, since it is estimated that LAN will continue to invest higher amounts than the depreciation, in line with its history, in order to support a nominal annual growth rate of 2% in perpetuity

Source: LAN; Bradesco BBI

Note: (1) Bradesco BBI has discussed the Companies’ Business Plans with their Designated Representatives in order to check their consistency, in accordance with item III of the Preliminary Provisions of ICVM 361 Annex III, but it has not obtained an independent assessment or judgment of the assumptions used in these Business Plans, which remain responsibility of the Companies

C-37

LAN’s Economic Value per Discounted Cash Flow
Financial Projections based on LAN’s2 Business Plan

Financial Projections and FCL Calculation for the Shareholder (USD millions)

	2011E¹	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	Perp.
Net Revenue	5,668	6,382	7,255	8,059	8,992	10,116	11,343	12,677	14,118	15,667	17,323	17,669
Passengers	3,950	4,523	5,235	5,914	6,679	7,632	8,682	9,834	11,089	12,449	13,914	14,192
Cargo	1,571	1,697	1,838	1,949	2,098	2,247	2,402	2,561	2,725	2,892	3,062	3,123
Other revenues	147	162	182	196	215	237	259	282	304	326	347	354
Operating costs and expenses	(4,590)	(5,124)	(5,691)	(6,115)	(6,712)	(7,477)	(8,307)	(9,203)	(10,167)	(11,198)	(12,296)	(13,752)
EBITDAR	1,077	1,258	1,564	1,944	2,280	2,639	3,036	3,473	3,951	4,469	5,027	5,128
(-) Rent	(176)	(202)	(206)	(211)	(223)	(240)	(249)	(259)	(268)	(278)	(288)	(294)
EBITDA	902	1,056	1,357	1,733	2,057	2,399	2,787	3,215	3,683	4,191	4,739	4,834
(-) Taxes	(64)	(77)	(117)	(167)	(210)	(258)	(316)	(384)	(458)	(540)	(628)	(640)
(+/-) Working Capital	306	104	127	117	136	164	179	194	210	225	241	246
(-) Investments	(1,446)	(1,622)	(1,400)	(1,361)	(1,466)	(1,650)	(1,850)	(2,067)	(2,302)	(2,555)	(2,825)	(2,882)
(-) Financial Results	(138)	(169)	(167)	(167)	(162)	(157)	(155)	(153)	(151)	(149)	(147)	150
(+/-) Debt variation	323	1,009	425	645	555	304	315	337	359	382	406	414
(=) Free Cash Flow (a)	(116)	301	227	801	909	801	959	1,141	1,339	1,554	1,786	1,822
Discount Factor (b)	1.028	1.145	1.275	1.420	1.581	1.761	1.961	2.184	2.432	2.709	3.017	3,017
Present Value of Free Cash Flow (a)/(b)[1]	-7	263	178	564	575	455	489	522	551	574	592

Calculation of Equity Value
Present Value of FCF up to 2021E	4,755
Present Value of FCF of Perpetuity	6,447
Total Present Value	11,202

Macroeconomic Premises

Macroeconomic Data	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E
Expanded Consumer Price Index (“IPCA”)—Brazilian Geography and Statistics Institute Foundation (“IBGE”)	6.5%	5.5%	5.2%	5.0%	4.7%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Inflation—USA	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Average exchange (USD/BRL)	1.66	1.70	1.73	1.79	1.84	1.89	1.93	1.98	2.03	2.08	2.13
Final exchange (USD/BRL)	1.70	1.70	1.76	1.81	1.86	1.91	1.95	2.00	2.05	2.10	2.15
Interbank Deposit Certificate (“CDI”)	11.6%	10.0%	10.0%	9.5%	9.3%	8.9%	8.3%	7.9%	7.9%	7.9%	7.9%
NYMEX WTI	86.1	101.1	96.8	93.9	92.8	92.8	92.8	92.8	92.8	92.8	92.8
Average Price	83.3	95.4	95.4	95.4	95.4	95.4	95.4	95.4	95.4	95.4	95.4
Average Crack Spread (USD/bbl)	32.3	40.0	40.0	40.0	40.0	40.0	40.0	40.0	40.0	40.0	40.0

•

For the calculation of perpetuity, the cash flow in perpetuity (cash flow for 2021E adjusted by the growth rate) was used, and the Gordon model applied, under which the flow in perpetuity is divided by the discount rate (in this case, Ke) and subtracted from the growth rate in perpetuity (g)

C-38

LAN’s Economic Value per Discounted Cash Flow
Financial Projections based on LAN’s2 Business Plan (cont.)

•

This calculation generated the aftermath of R$19,842 million in perpetuity, in 2021E. The discount factor for this year was then applied, to bring the cash flow to present value, and an amount of R$6,447 million was obtained.

Source: LAN; DEPEC; Bloomberg; Bradesco BBI

Note: (1) For assessment purposes, only the 4th quarter of 2011 was considered. (2) Bradesco BBI has discussed the Companies’ Business Plans with their Designated Representatives in order to check their consistency, in accordance with item III of the Preliminary Provisions of ICVM 361 Annex III, but it has not obtained an independent assessment or judgment of the assumptions used in these Business Plans, which remain responsibility of the Companies;

C-39

LAN’s Economic Value per Discounted Cash Flow
Summary of LAN’s assessment per discounted cash flow

•

Ke of 11.4% per year in nominal USD and nominal growth in perpetuity (after 2021) of 2.0% annually (actual growth equal to zero, assuming stability and maturity of TAM’s businesses in perpetuity) were used

Calculation of the Economic Value of LAN’s stocks

(USD million, except when indicated)
Equity Value¹	11,202
Number of Stocks (million)	339
Value per stock (US$)	33.01
Sensitivity +4.75% (US$)	34.58
Sensitivity -4.75% (US$)	31.44

LAN’s assessment on the basis of discounted cash flow is sensitive to the assumptions used (such as changes in the discount rate applied, the growth rate in perpetuity, an increase in revenues, etc.) and variations in the assumptions can lead to significant variations in the estimated value per share at the mid-point of the valuation. We therefore opted to use 4.75% as a sensitivity parameter, so as to include a symmetrical band of values in relation to the mid-point of the assessment, which would reflect the potential variation in the material assumptions. The sensitivity of +/- 4.75% in relation to the mid-point of the assessment comes close to, but respects, the maximum variation limit of up to ten percent (10%) between the minimum and maximum points, as defined in ICVM-361.

Source: LAN; Bradesco BBI; Bloomberg; Ibbotson

Note: (1) It includes present value of the FCLs for the projection period (4th quarter of 2011 until the year of 2021) and the terminal value; (2) Price gap per share respects the maximum variation limit of up to ten percent (10%) between the minimum and maximum points, as determined in ICVM-361

C-40

B. TAM’s Assessment

a. Market value

TAM’s Assessment
Market Value of TAM’s stocks: volume weighted average price

Volume and Price Performance of TAM’s stocks from 08/14/2009 to 11/23/20111

Period	Volume weighted average of the weighted average price (R$/stock)
12 months before the Material Fact (08/14/2009 – 08/13/2010)	28.18
Period since the Material Fact (08/16/2010 – 11/23/2011)²	34.87

Source: “Economática” (11/23/2011)

Nota: (1) TAM, registered at BM&F Bovespa, has two classes of stocks; common stocks (TAMM3) and preferred stocks (TAMM4). A decision was made to perform the analysis based on the preferred stocks since they present a greater liquidity (daily average volume negotiated in 2010: TAMM3 (R$227 thousand) and TAMM4 (R$32,480 thousand)); (2) It considers 08/16/2010 because 08/13/2010 was a Friday.

C-42

B. TAM’s Assessment

b. Equity Value

LAN’s Assessment
Equity Value of Stocks

Calculation of the Equity Value of TAM’s Stocks

(R$ million, excepted when indicated)	09/30/2011
Total Assets	15,550.42
Total Liabilities	13,519.89
Net Equity	2,030.53
Free-Float (million)	156.21
Equity Value per stock (R$)	13.00

Source: TAM

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B. TAM’s Assessment

a. Economic Value per discounted cash flow

TAM’s Economic Value per discounted cash flow
Main Assumptions based on TAM’s Business Plan[1]

Macroeconomic	• Macroeconomic scenario based on estimates presented by the Research and Analysis Department of Banco Bradesco BBI, available on 11/23/2011

Base Date and Projection Period	• Base date: 09/30/2011 • Explicit projection period: 09/30/2011 to 12/31/2021

Gross Revenue

•    Projections of gross revenue, as reported by TAM, based on three business segments of the company:

•    Passengers

•    ASKs¹ growth in domestic and international flights based on TAM’s assumptions, presenting CAGR2011-2021 of 3.6%

•    RPKs¹ generation from the load factor¹ estimated by TAM, increasing from 73.9% in 2011 to 76.7% as of 2015

•    CAGR2011-2021 RPKs¹: 4.0%

•    Projected passenger revenue obtained from multiplication of the RPKs¹ by the yield estimated by TAM, in BRL/RPK¹²

•    Domestic yield¹ evolving from R$ 0.1839 in 2011 to USD 0.2178 in 2021

•    International yield¹ evolving from R$ 0.1482 in 2011 to USD 0.2062 in 2021

•    Cargo

•    Projected cargo revenue based on passenger revenue, aligned with historical results

•    Domestic cargo: 8.8% of domestic passenger revenue

•    International cargo: 16.9% of international passenger revenue

•    Other incomes

•    Mainly composed of (i) Multiplus fidelity program and (ii) TAM Viagens, in addition to other incomes obtained from rescheduling, purchase and non-use of flight tickets

•    Evolution aligned with the growth shown from domestic and international passenger revenue

•    Projections for the growth of ASK and RPK below the Company’s and market’s historical growth are based on studies and projections by TAM that reflect the capacity for maturity in the markets in which TAM operates, resulting in slower future growth compatible with the growth expected in its domestic and international markets.

•    Gross revenue projections have presented a CAGR2011-2021 of 6.9%

Deductions from Gross revenue

•    Passenger and cargo revenue are subject to the PIS/COFINS rate of 3.65%, while other revenues are subject to a PIS/COFINS rate of 9.25%

•    To the extent that the other revenues present a higher interest in the total revenue obtained by TAM, the company’s deduction average tax rate grows in the same proportion

Source: TAM; Bradesco BBI

Note: (1) Bradesco BBI has discussed the Companies’ Business Plans with their Designated Representatives in order to check their consistency, in accordance with item III of the Preliminary Provisions of ICVM 361 Annex III, but it has not obtained an independent assessment or judgment of the assumptions used in these Business Plans, which remain responsibility of the Companies; (2) See Annex III

C-46

TAM’s Economic Value per discounted cash flow
Main Assumptions based on TAM’s Business Plan[1] (cont.)

Main Costs and Operating Expenses

•    Fuel: fuel prices established according to the oil price (WTI, source Bloomberg) and fuel consumption remained at a constant level of 34.96 liters/ASK

•    Travel Agent Commission: remained constant at 7.4% of the net revenue

•    Rent Expenses: projections according to the number of leased aircrafts

•    Airport fees, passenger and other expenses: growth due to the ASK increase

•    Maintenance expenses: growth due to the ASK increase, according to the expectation of aircraft maintenance

•    Salaries and Benefits: Established according to the revenue, gradually reduced from 20.9% of the net revenues in 2011 to 16.9% in 2015 due to increases in scale related to the fixed portion of personnel costs

•    Operating costs and expenses, whose assumptions were informed by LAN, have shown a CAGR2011-2021 of 5.6%

Depreciation and Amortization	• Projections, according to the information obtained from TAM, based on historical rates, taking into account the increase of its own fleet and average use thereof

Financial Assumptions

•    Debt cost based on the weighted average cost of TAM’s debt on 09/30/2011

•    Minimum cash yield obtained by the Company based on Interbank Deposit Certificate (“CDI”) (65% of the Cash in BRL) and LIBOR (35% of the cash in USD), as indicated by the Company

Income Taxes and Similar	• Tax rate of 34% applied to corporations in Brazil, comprised of Income tax (25%) and CSLL (9%)

Working Capital	• Estimate based on the number of days reported by TAM, which are in line with the historical results presented by it

Investments

•    Estimate according to the fleet expansion schedule and other investments in maintenance and expansion, as reported by TAM

•    The investment value in perpetuity is higher than the depreciation value, since it is estimated that TAM will continue to invest higher amounts than the depreciation, in line with its history, in order to support a nominal annual growth rate of 4,5% in perpetuity.

Source: TAM; Bradesco BBI

Note: (1) Bradesco BBI has discussed the Companies’ Business Plans with their Designated Representatives in order to check their consistency, in accordance with item III of the Preliminary Provisions of ICVM 361 Annex III, but it has not obtained an independent assessment or judgment of the assumptions used in these Business Plans, which remain responsibility of the Companies;

C-47

TAM’s Economic Value per discounted cash flow
Financial Projections based on TAM’s business plans[3]

Financial Projections and FCL Calculation for the Shareholder (BRL million)

	2011E¹	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	Perp. (2022E)
Gross Revenue	13,272	14,733	15,951	17,423	19,125	20,709	21,885	23,099	24,068	25,167	25,947	27,114
Passengers	9,898	11,108	12,013	13,031	14,272	15,330	16,084	16,765	17,299	17,842	18,395	19,223
Cargo	1,163	1,297	1,408	1,537	1,693	1,829	1,930	2,020	2,084	2,149	2,216	2,316
Other revenues	2,211	2,329	2,529	2,855	3,159	3,549	3,871	4,314	4,685	5,175	5,336	5,576
Taxes and eliminations	(531)	(715)	(782)	(862)	(956)	(1,046)	(1,116)	(1,190)	(1,252)	(1,321)	(1,375)	(1,437)
Net Revenue	12,741	14,019	15,169	16,561	18,169	19,663	20,769	21,909	22,816	23,845	24,572	25,667
Operating Costs and Expenses	(11,008)	(12,171)	(12,845)	(13,629)	(14,702)	(15,810)	(16,596)	(17,380)	(17,902)	(18,455)	(18,945)	(21,965)
EBITDAR	1,733	1,848	2,324	2,931	3,466	3,853	4,173	4,529	4,915	5,391	5,627	5,880
(-) Rent	(439)	(462)	(499)	(538)	(586)	(636)	(683)	(730)	(761)	(793)	(826)	(863)
EBITDA	1,293	1,386	1,825	2,393	2,880	3,217	3,490	3,799	4,153	4,597	4,801	5,017
(-) Taxes	(218)	(46)	(79)	(250)	(395)	(488)	(553)	(628)	(806)	(944)	(1,002)	(1,047)
(-) Financial result	(970)	(467)	(753)	(755)	(726)	(717)	(743)	(779)	(584)	(597)	(606)	(633)
(+/-) Working capital	25	135	91	107	139	140	101	101	69	75	63	66
(-) Investments	(1,407)	(1,094)	(1,272)	(1,231)	(1,385)	(1,494)	(1,558)	(1,622)	(1,659)	(1,696)	(1,734)	(1,812)
(+/-) Debt variation	1,396	1,255	486	169	498	475	412	396	345	331	242	253
(-) minority shareholding interest	(71)	(91)	(95)	(106)	(109)	(127)	(137)	(166)	(185)	(226)	(258)	(269)
(=) Free Cash Flow (a)	48	1,078	203	328	901	1,006	1,010	1,100	1,333	1,540	1,507	1,575
Free Cash Flow Perpetuity (2022E)											1,575
Discount Factor (b)	1.035	1.185	1.356	1.552	1.776	2.034	2.328	2.664	3.050	3.492	3.997
Present Value of Free Cash Flow (a)/(b)2	12	910	150	211	507	495	434	413	437	441	377

Calculation of Equity Value
Present Value of FCL up to 2021E	4,387
Present Value of FCL of Perpetuity	3,957
Total Present Value	8,344

•

For the calculation of perpetuity, the cash flow in perpetuity (cash flow for 2021E adjusted by the growth rate) was used, and the Gordon model applied, under which the flow in perpetuity is divided by the discount rate (in this case, Ke) and subtracted from the growth rate in perpetuity (g)

•

This calculation generated an aftermath of R$15,815 million in perpetuity, in 2021E. The discount factor for this year was then applied, to bring the cash flow to present value, and an amount of R$3,957 million was obtained.

Macroeconomic premises

Macroeconomic Data	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E
Expanded Consumer Price Index (“IPCA”)—Brazilian Geography and Statistics Institute Foundation (“IBGE”)	6.5%	5.5%	5.2%	5.0%	4.7%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Inflation—USA	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Average exchange (USD/BRL)	1.66	1.70	1.73	1.79	1.84	1.89	1.93	1.98	2.03	2.08	2.13
Final exchange (USD/BRL)	1.70	1.70	1.76	1.81	1.86	1.91	1.95	2.00	2.05	2.10	2.15
Interbank Deposit Certificate (“CDI”)	11.6%	10.0%	10.0%	9.5%	9.3%	8.9%	8.3%	7.9%	7.9%	7.9%	7.9%
NYMEX WTI	86.1	101.1	96.8	93.9	92.8	92.8	92.8	92.8	92.8	92.8	92.8
Average Price	83.3	95.4	95.4	95.4	95.4	95.4	95.4	95.4	95.4	95.4	95.4
Average Crack Spread (USD/bbl)	32.3	40.0	40.0	40.0	40.0	40.0	40.0	40.0	40.0	40.0	40.0

Source: TAM; DEPEC; Bloomberg; Bradesco BBI

Note: (1) Refers to the minority shareholders of Multiplus, a company not wholly owned by TAM. (2) For assessment purposes, only the 4th quarter was taken into account for 2011. (3) Bradesco BBI has discussed the Companies’ Business Plans with their Designated Representatives in order to check their consistency, in accordance with item III of the Preliminary Provisions of ICVM 361 Annex III, but it has not obtained an independent assessment or judgment of the assumptions used in these Business Plans, which remain responsibility of the Companies;

C-48

TAM’s Economic Value per discounted cash flow
Summary of TAM’s assessment per discounted cash flow

•	Ke of 14.5% in nominal BRL and nominal growth in perpetuity (after 2021) of 4.5% annually (actual growth equal to zero, assuming stability and maturity of TAM’s businesses in perpetuity) were used.

Calculation of the Economic Value of TAM’s stocks

(BRL million, except when indicated)
Equity Value¹	8,344
Number of Stocks (million)	156.2
Value per stock (BRL)	53.42
Sensitivity +4.75% (BRL)	55.95
Sensitivity -4.75% (BRL)	50.88

LAN’s assessment on the basis of discounted cash flow is sensitive to the assumptions used (such as changes in the discount rate applied, the growth rate in perpetuity, an increase in revenues, etc.) and variations in the assumptions can lead to significant variations in the estimated value per share at the mid-point of the assessment. We therefore opted to use 4.75% as a sensitivity parameter, so as to include a symmetrical band of values in relation to the mid-point of the valuation, which would reflect the potential variation in the material assumptions. The sensitivity of +/- 4.75% in relation to the mid-point of the assessment comes close to, but respects, the maximum variation limit of up to ten percent (10%) between the minimum and maximum points, as defined in ICVM-361.

Source: TAM; Bradesco BBI; Bloomberg; Ibbotson

Note: (1) includes present value of the FCLs for the projection period (4th quarter of 2011 until the year of 2021) and the terminal value

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Annexes

Annex I. Cost of Equity (Ke)

Cost of Equity (Ke)
Calculation of the Discount Rate: LAN and TAM

LAN’s Ke Calculation

Ke Calculation		Comments
Free Spread Rate – RF (USD Nominal)	2.899%	Yield of the US T-Bond 10 years (average of the last 12 years) – Source Bloomberg (“USGG10YR Govt” Function, available on the Bloomberg terminal)

Leveraged Beta – ß	1.060	LAN’s Beta (2 years; daily returns) adjusted to the considered capital structure – Source Bloomberg (“BETA” Function, see Beta, available on the Bloomberg terminal)

USA – Market Risk Premium (%) – MRP (Nominal USD)	6.700%	Average of the market risk premium from 1926 to 2010 – Source Ibbotson (“2012 Ibbotson SBBI Risk Premia Over Time” Report, page 9)

Chile Risk – Z (nominal USD)	1.339%	EMBI (average of the last 12 months) – Source Bloomberg (“JPSSGCHI Index” Function, available on the Bloomberg terminal)

Cost of Equity = Ke (nominal USD)¹	11.364%	= [1+ Free Spread Rate + (Beta x USA – Mkt Risk Premium) + Chile Risk] -1

TAM’s Ke Calculation

Ke Calculation		Comments
Free Spread Rate – RF (USD Nominal)	2.899%	Yield of the US T-Bond 10 years (average of the last 12 years) – Source Bloomberg (“USGG10YR Govt” Function, available on the Bloomberg terminal)

Leveraged Beta – ß	1.030	TAM’s Beta (2 years; daily returns) adjusted to the considered capital structure – Source Bloomberg (“BETA” Function, see Beta, available on the Bloomberg terminal)

USA – Market Risk Premium (%) – MRP (Nominal USD)	6.700%	Average of the market risk premium from 1926 to 2010 – Source Ibbotson (“2012 Ibbotson SBBI Risk Premia Over Time” Report, page 9)

Brazil Risk – Z (nominal USD)	1.882%	EMBI (average of the last 12 months) – Source Bloomberg (“JPSSEMBR Index” Function, available on the Bloomberg terminal)

Inflation differential – Brazil x USA	2.454%	Inflation differential projected between Brazil and USA – Source DEPEC Bradesco (calculation based on the long-term inflation rates of Brazil and of the United States (base year 2021), as per page 40 of this Appraisal Report)

Cost of Equity = Ke (nominal R$)[1]	14.457%	= [1+ (Free Spread Rate + (Beta x USA – Mkt Risk Premium) + Brazil Risk)] x (1+Differential) -1

Source: Bloomberg; Ibbotson; Bradesco BBI

Note: For the calculation of the discount rate, we chose to add the country risk premium (Z) to the risk-free return (Rf). The country risk premium (Z) is diversifiable, as investors are able to allocate their portfolios in order to dilute their exposure to a particular country’s risk. Thus the Beta (ß), which is a non-diversifiable risk parameter, is applied only to the market risk premium (MRP, which is non-diversifiable) and not to the country risk (Z, which is diversifiable).

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Cost of Equity (Ke)
Calculation of beta: LAN and TAM

Calculation of Leveraged and Unleveraged Beta

Company	Country	Market Value	Net Debt	Leveraged Beta – Lßm	D/E	Marginal Taxation – T	Unleveraged Beta – Ußm
Local Currency
– millions
TAM SA-PREF		5,422	8,491	1.03	157%	34%	0.51
LAN AIRLINES SA		8,105	8,491	1.06	105%	17%	0.57

Analyzed Company	Country	Market Value	Net Debt	Levagered Beta – Lßm	D/E	Marginal Taxation – T	Unleveraged Beta – Ußm
LAN	Brazil	8,104.55	8,490.82	0.57	105%	17%	1.06

Analyzed Company	Country	Market Value	Net Debt	Leveraged Beta – Lßm	D/E	Marginal Taxation – T	Unleveraged Beta – Ußm
TAM	Brazil	5,421.91	8,490.82	0.51	157%	34%	1.03

Ußm = Lßm/ [1 + (1 – T) x (D/E)]

Lßc = [1 + (1 – t) x (D/E) x Ußm

Source: Bloomberg; Ibbotson; Bradesco BBI; DEPEC Bradesco

C-53

Annex II. Additional Information

Additional Information
Capex

Capex (R$ million)

•	We have used as a basis for calculating CAPEX the level of investment necessary to support continuing operations and estimated growth

•

In 2021, it is expected that the CAPEX/net income ratio will be close to normal levels. We are therefore using this ratio to determine CAPEX to perpetuity, assuming the stability and maturity of LAN’s business in the long term

•

Accounting depreciation and amortization were not used as a parameter for the CAPEX projection, since the management of the Company believes that the amount they represent—which is less than the CAPEX amount being used—would not be sufficient to support the growth of the Company in perpetuity

Fleet Growth by Aircraft	2011E to 2012E
Aircraft
Airbus A318-100	-10
Airbus A319-100	12
Airbus A320-200	49
Airbus A321	10
Boeing 767-300	13
Airbus A340-300	0
Boeing-787	68
Boeing 737-700s	0
Dash	0
Boeing 767-300F	2
Boeing 777-200F	0
Total	144

US$ millions	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	Perp.
Net Income	5,668	6,382	7.255	8,059	8,992	10,116	11,343	12,677	14,118	15,667	17,323	17,323
Total Capex	1,446	1,622	1,400	1,361	1,466	1,650	1,850	2,067	2,302	2,555	2,825	2,825
Growth		12.2%	-13.7%	-2.8%	7.8%	12.5%	12.1%	11.8%	11.4%	11.0%	10.6%	0.0%
Aircraft Sale	(98)	(83)	(91)	(88)	—	—	—	—	—	—	—	—
Pre-Delivery Payments	508	(305)	(220)	(159)	170	192	215	240	268	297	328	328
Aircraft	841	1,801	1,496	1,382	1.057	1,189	1.333	1,490	1,659	1,841	2,036	2.036
Spare Parts and Others	195	209	214	226	239	269	302	337	376	417	461	461
Capex/Net Income	25.5%	25.4%	19.3%	16.9%	16.3%	16.3%	16.3%	16.3%	16.3%	16.3%	16.3%	16.3%

Source: Bloomberg; Ibbotson; Bradesco BBI; DEPEC Bradesco

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Additional Information
Capex (cont.)

Capex (R$ million)

•	We have used as a basis for calculating CAPEX the level of investment necessary to support continuing operations and estimated growth

•

In 2021, it is expected that the CAPEX/net income ratio will be close to normal levels. We are therefore using this ratio to determine CAPEX to perpetuity, assuming the stability and maturity of TAM’s business in the long term

•

Accounting depreciation and amortization were not used as a parameter for the CAPEX projection, since the management of the Company believes that the amount they represent—which is less than the CAPEX amount being used—would not be sufficient to support the growth of the Company in perpetuity

Fleet Growth by Aircraft	2011E to 2012E
Aircraft
A319	18
A320	10
A321	11
MD-11	39
B767	(3)
B777	8
A330	(11)
A340	8
Total	80

US$ millions	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	Perp.
Net Income	12,741	14,019	15,169	16,561	18,169	19,663	20,769	21,909	22,816	23,845	24,572	24,572
Total Capex	1,407	1,094	1,272	1,231	1,385	1,494	1,558	1,622	1,659	1,696	1,734	1.734
Growth		-22.3%	16.3%	-3.2%	12.6%	7.8%	4.3%	4.1%	2.3%	2.2%	2.2%	0.0%
Pre-Delivery Payments	347	(149)	129	(259)	(351)	—	—	—	—	—	—	—
Aircraft	198	421	191	460	655	312	319	326	334	341	348	348
Spare Parts	100	(16)	25	54	57	59	60	61	63	64	66	66
Others	21	54	88	71	34	56	59	62	65	69	72	72
Depreciation	740	783	840	905	990	1,066	1,119	1,172	1,198	1,223	1,248	1.248
Capex/Net Income	11.0%	7.8%	8.4%	7.4%	7.6%	7.6%	7.5%	7.4%	7.3%	7.1%	7.1%	7.1%

Source: Bloomberg; Ibbotson; Bradesco BBI; DEPEC Bradesco

C-56

Annex III. Glossary

Glossary
Used Terms

Term	Definition
ASK	Available Seat Kilometers

ATK	Available Ton Kilometers, measurement used by the airline companies to calculate the total availability (passenger and cargo)

Beta; ß	Coefficient that measures the non-diversified risk to which an asset is subject. The index is determined by a linear regression between the asset’s variance and the stock market variance

Bradesco	Banco Bradesco S.A.

Bradesco BBI	Banco Bradesco BBI S.A.

CAGR	Compound Annual Growth Rate

Capex	Capital Expenditures

CAPM	Capital Asset Pricing Model, asset pricing model, using the ratio between the risk (measured by Beta) and the expected return of such assets

Average Crack Spread	Average difference between the oil price and oil product prices (such as kerosene) negotiated in future agreements involving the purchase and sale of both

CSLL	Social Contribution on Net Income

DEPEC Bradesco	Department of Economic Research and Study of Bradesco

Net Debt	Total debt after reducing the cash and cash equivalents

EBIT	Earnings Before Interest and Taxes

EBITDA	Earnings Before Interest, Tax, Depreciation and Amortization (LAJIDA)

EBITDAR	Earnings Before Interest, Tax, Depreciation and Amortization and Rental

EMBI	Emerging Markets Bond Index, index covering the difference between the average of sovereign bonds from an emerging country in US Dollars and bonds of the US Treasury. Used to measure the investment risk related to a certain country

Equity	Equity owned by a certain company

FCD	Discounted cash flow

FCL	Free cash flow

FTK	Freight Ton Kilometers, equivalent to the product of the amount of cargo tons transported per kilometer

IR	Income Tax

Load Factor	Load Factor

MRP	Market Risk Premium. It is the additional return required by investors to compensate the additional risk resulting from investments in stocks when compared to risk-free investments

NYMEX	New York Mercantile Exchange

Brazil Risk	Premium required by investors for the additional risk incurred when investing in Brazil in relation to risk-free investments

RPK	Revenue Passenger Kilometers

C-58

Glossary
Used Terms (cont.)

Term	Definition

Free Spread Rate	Return rate obtained for investments in an asset free from risks. The typically used standard is the interest rate over US Treasury bonds

USD; Dollars	US Dollars

FV	Firm Value

Equity Value	Equity Value

WACC	Weighted Average Cost of Capital

Yield	Yield

C-59

Annex IV. Important Note

Important Note

1.

Banco Bradesco BBI S.A. (“Bradesco BBI”) was hired by LAN Airlines S.A. (“LAN” or “Offeror”) to perform an economic-financial assessment of TAM S.A. (“TAM” and, jointly with LAN, “Companies”) and, as a consequence, to prepare an appraisal report (“Appraisal Report”), within the context of the Public Exchange Tender Offer to cancel TAM’s registry as a publicly-held company (“OPA”), under the terms of paragraph 4 of section 4 of Law No. 6.404/76, as well as CVM Instruction No. 361/02, as amended (“ICVM-361”), in order to cancel the publicly-held company registry, according to the material fact as of August 13th, 2010 (“Material Fact”).

2.	This Appraisal Report was prepared exclusively in Portuguese and, if translated to another language, the Portuguese version shall prevail for all purposes. This Report was prepared to be exclusively used within the OPA context, under the terms of the ICVM-361, and must not be used for any other purpose, including, without limitation, for the purposes of section 8 of Law No. 6.404/76. This report must not be used for any other purpose outside the OPA context, without Bradesco BBI’s prior written approval.

3.	The base date used for this Appraisal Report is September 30th, 2011.

4.	The Companies were independently assessed (“stand-alone assessment”) and the occasional success or failure of the OPA or combination of the Companies was not considered in the result of this Appraisal Report. Bradesco BBI does not express any opinion on the positive or negative effects that may be occasionally generated over the Companies as a consequence of the OPA and does not assume any liability for the results obtained therefrom.

5.	Bradesco BBI does not make an implied or express recommendation in regard to the OPA terms and conditions.

6.	This Appraisal Report did not take into account any of the Companies’ prior assessments or securities issued by them, as performed by Bradesco BBI or any other institution, within the context of any past transaction, offer or negotiation involving the Companies.

7.	This Appraisal Report is not a judgment, opinion or recommendation to be submitted to the Management of the Companies or shareholders or to any third party in regard to the convenience and opportunity of, or regarding the decision to perform or accept, the OPA. This Appraisal Report, including its analysis and conclusions, (i) is not a recommendation to any member of the Board of Directors or shareholders of the Companies or to the Companies themselves, nor to any of its controlling, controlled, affiliated or parent companies on how to vote or act in any matter related to the OPA; and (ii) it may not be used to justify anyone’s right to vote on any matter, including the Companies’ shareholders.

8.	Bradesco BBI, its administrators, employees, advisors, agents or representatives do not make, nor will they make, any representations or warranties, whether implied or express, in relation to the accuracy or full extent of any Disclosed Information (defined below) by LAN, by TAM or by any hired third party (including studies, projections or forecasts, or, also, assumptions or estimates on which such projections or forecasts are based) used to prepare this Appraisal Report. In addition, Bradesco BBI does not assume any obligation to perform, and has not performed, any physical inspection on the Companies’ properties or facilities. Bradesco BBI is not an accounting office and does not provide accounting or auditing services in relation to this Appraisal Report or to the OPA. Bradesco BBI is not a law firm and does not provide legal, regulatory, tax or fiscal services in relation to this Appraisal Report or to the OPA.

9.

In addition, Bradesco BBI does not assume any responsibility or obligation for indemnification in relation to the accuracy, veracity, integrity, consistency, reasonability and precision of the Disclosed Information, which shall be the Companies’ sole and exclusive responsibility. Bradesco BBI does not assume any responsibility for the independent verification of the Information, or it has not independently verified any information, whether public or private, in relation to the Companies, including, without limitation, any

C-61

Important Note (cont.)

financial information, estimates or projections considered for the preparation of this Appraisal Report. Nothing contained in this Appraisal Report shall be interpreted or construed as a declaration by Bradesco BBI in regard to the past or future of the Companies.

10.	The demographic, macroeconomic and regulatory information, as well as information on the stock market and target markets of the Companies mentioned in this Appraisal Report, when not made available by LAN and by TAM or by its Appointed Representatives (defined below), were sourced, among others, from recognized public sources considered reliable.

11.	The information contained in this Appraisal Report reflect the Companies’ financial conditions on September 30th, 2011, in a way that, according to the Disclosed Information any change to these conditions after this date or changes in such Disclosed Information may change the results herein represented. Bradesco BBI is not required, at any time, to update, review, reaffirm or revoke any information contained in this Appraisal Report, in whole or in part, or provide any additional information related to this Appraisal Report.

12.	For the purpose of the economic value assessment, as set forth in section 8 of ICVM-361 and according to Annex III, Item XII, letter “c”, paragraph 1 of the same Instruction, the Companies were assessed according to the discounted cash flow methodology. No other assessment method was used, especially those described in paragraph 2 and 3 of letter “c” and letter “d” (respectively, market multiples analysis or comparable transactions multiplies analysis and other criteria).

13.	The economic-financial assessment, more specifically, the work that uses the discounted cash flow approach, presupposes specific assumptions and a level of subjectivity whose limitations are described below: (i) some of the considerations described in this Appraisal Report are based on future and uncertain events which are part of the expectancy of the Management of LAN and TAM. These future events may not occur and the results presented herein may differ from the actual numbers; and (ii) the factors that may result in differences between the projected cash flows and the actual results include changes in the external environment, changes in the Companies’ internal environment and modeling differences. The discounted cash flow method does not anticipate changes in the internal and external environments in which the company is included, except for those pointed out in this Appraisal Report.

14.	According to Annex III, item III of ICVM-361, the information contained in this Appraisal Report is based on audited financial statements. Bradesco BBI’s assessment work was based on documents made available by the Companies in writing or by means of discussions with its representatives (“Appointed Representatives”). The following information or documents were made available by the Companies until November 23rd, 2011 (jointly, “Disclosed Information”): (i) the Companies’ historical operating information and financial statements; (ii) the Companies’ corporate structures; (iii) the Companies’ business plans (“Business Plans” and individually “Business Plan”); and (iv) other public information. During the preparation of this Appraisal Report, Bradesco BBI also took into account other aspects deemed necessary, including judgment on the economic, monetary and market conditions.

15.	The Disclosed Information (specifically the Business Plans) used was discussed with the Companies’ representatives during the process of preparation of the Appraisal Report. Considering that the analysis and values are based on forecasts of future results, informed by the Management of the Companies, they do not necessarily indicate the performance of actual and future financial results for the Companies, which may be substantially more or less favorable than the ones used in this Appraisal Report.

16.

Bradesco BBI presumes and relies on the accuracy, veracity, integrity, consistency, sufficiency, reasonability and precision of all Disclosed Information, whether in writing or by means of discussions with the Appointed Representatives, or whether due to the fact they are publicly available. The works performed

C-62

Important Note (cont.)

by us did not include any audit, due diligence or tax consultancy, nor was ownership of the securities owned by the company involved in this Appraisal Report investigated, or the existence of liens or encumbrances thereon verified.

17.	Bradesco BBI does not assume any liability for the accuracy, veracity, integrity, consistency, sufficiency, reasonability and precision of the Disclosed Information, not even as to how it was prepared. The Companies and Appointed Representatives have guaranteed to Bradesco BBI (i) that all Disclosed Information is complete, correct and sufficient, (ii) that all Disclosed Information was reasonably prepared and that it reflects the best estimates and appraisals at the time it was disclosed, and the best judgment of LAN’s and TAM’s Management in regard to their future financial performance and (iii) that, from the date the Disclosed Information was delivered and up to this date, the Companies are not aware of any information that could materially impact the business, the financial situation, assets, liabilities, business perspectives, business transactions or number of stocks issued by LAN and TAM, nor are they aware of any substantial fact that may change its future performance, the Disclosed Information, or make them incorrect or inaccurate in any material aspect or that may have a material effect on the results and analysis of this Appraisal Report.

18.	Bradesco BBI has not assumed the responsibility to perform, nor has it performed, (i) any assessment of the Companies’ assets and liabilities, whether accounted for or not (contingent or not); (ii) a review or audit of the financial statements and documents which supported the preparation of the analysis contained in this Appraisal Report; (iii) a technical audit of the Companies’ transactions; (iv) a solvency or fair value assessment of the Companies, according to any state or federal law related to bankruptcy, insolvency or similar matters; or (v) any physical inspection of the properties, facilities or assets of the Companies. Bradesco BBI does not provide auditing, accounting, legal assessment or advisory services, whether of a general or strategic nature, and therefore this Appraisal Report prepared by Bradesco BBI does not include any service or advice of this nature.

19.	The estimates and projections present in this Appraisal Report are intrinsically subject to uncertainties and several events or facts beyond the control of LAN or TAM, as well as beyond Bradesco BBI’s control, especially those whose occurrence depends on future and uncertain events. Therefore, Bradesco BBI shall not be responsible in case any of the future results of the Companies are in any way different from the results presented in this Appraisal Report. There is no guarantee that LAN’s and TAM’s future results shall correspond to the financial projections used as a basis for the analysis of this Appraisal Report, and, in this sense, the differences between the projections used and the financial results obtained by LAN and TAM may be relevant. The future results of the Companies may also be affected by economic and market conditions.

20.	The actual results assessed in the future may be substantially different from those suggested in this Appraisal Report. Therefore, Bradesco BBI does not assume any responsibility or obligation for indemnification in case the future results are different from the estimates and projections presented in this Appraisal Report, and does not give any statement or guarantee in relation to such estimates and projections. Bradesco BBI does not assume any liability in relation to the estimates and projections contained in the Business Plans, not even in relation to how they were prepared. In addition, Bradesco BBI does not assume any obligation to advise anyone about changes to any fact or matter it becomes aware of after the date of this document that may affect this Appraisal Report.

21.

The preparation of this Appraisal Report is a complex process involving subjective judgments which are not susceptible to a partial analysis or summarized description. Bradesco BBI does not give specific importance to certain factors considered in this Appraisal Report, however, it has performed a qualitative analysis on the importance and relevance of all factors considered herein. Thus, this Appraisal Report must be analyzed as a

C-63

Important Note (cont.)

whole, and the analysis of selected parts, summaries or specific aspects of this Appraisal Report, without the knowledge and analysis of the full extent of this Appraisal Report, may result in an incomplete and incorrect understanding of the analysis performed by Bradesco BBI and the conclusions of this Appraisal Report. The conclusions presented in this Appraisal Report refer exclusively to the Transaction and shall not be extended to any other matters or transactions, whether present or future, related to LAN, TAM or to the sector in which they perform their activities.

22.	The assessment of companies and sectors also prepared by Bradesco BBI may refer to market assumptions in a manner different from the approach contained in this Appraisal Report, so that the research department and other departments of Bradesco BBI and related companies may use in their analysis, reports and publications, estimates, projections and methodologies different from those used in this Appraisal Report, given that such analysis, reports and publications may contain conclusions different from those described in this Appraisal Report.

23.	This Appraisal Report is not and must not be used as (i) a fairness opinion of the OPA; (ii) a recommendation related to any of the OPA aspects; or (iii) an appraisal report issued for any purpose other than those set forth in the ICVM-361 and, if the OPA is registered at the U.S. Securities and Exchange Commission (“SEC”) and/or disclosed in the United States of America in view of the rules issued by the SEC, those set forth in the applicable U.S. laws and regulations. This Appraisal Report was not compiled or prepared with the aim of compliance with any legal provision or regulation in Brazil or abroad, except for those applicable to the OPA.

24.	This Appraisal Report aims to indicate the fair price range (and exchange ratio) for Stocks within the scope of the OPA, on the base dates used in each methodology, under the terms of ICVM-361, provided that it does not assess any other aspect or implication of the OPA or any contract, agreement or understanding executed in relation to the OPA. This Appraisal Report does not discuss the merits of the OPA if compared to other business strategies that may be available for the Companies and/or for their shareholders, nor does it discuss the occasional business decision made thereby related to the performance and/or acceptance of the OPA. The results presented in this Appraisal Report refer exclusively to the OPA and are not applicable to any other matter or transaction, present or future, in relation to the Companies or economic group to which they form part or to the sectors in which they perform their activities.

C-64

Annex D

EXCHANGE OFFER AGREEMENT

by and among

LAN AIRLINES S.A.,

COSTA VERDE AERONÁUTICA S.A.,

INVERSIONES MINERAS DEL CANTÁBRICO S.A.,

TAM S.A.,

NOEMY ALMEIDA OLIVEIRA AMARO,

MARIA CLÁUDIA OLIVEIRA AMARO,

MAURÍCIO ROLIM AMARO,

JOÃO FRANCISCO AMARO

and

TAM EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

Dated as of January 18, 2011

-D-i-

-D-ii-

Exhibit 1	—	By-laws of TAM as of the Effective Time
Exhibit 2	—	By-laws of Holdco 1
Exhibit 3	—	By-laws of Sister Holdco
Exhibit 4	—	By-laws of Holdco 2
Exhibit 5	—	Current By-laws of TAM
Exhibit 6	—	Current By-laws of LAN

-D-iii-

INDEX OF DEFINED TERMS

Page

Actions	D-17
Adverse Actions	D-60
Affiliate	D-75
Agreed Courts	D-81
Agreed Issues	D-81
Agreement	D-1
Airline Affiliate	D-75
Amaro Family	D-1
ANAC	D-1
ANAC Approval	D-4
Antitrust Law	D-75
Appraisal Condition	D-61
beneficial ownership	D-75
Bovespa	D-5
Brazilian Aeronautical Code	D-13
Brazilian Exchange Offer Documents	D-6
business day	D-75
Chilean Corporate Law	D-59
Chilean Law	D-3
Commencement Date	D-5
Condition Date	D-4
Confidential Information	D-52
Consents	D-54
Contract	D-13
Control	D-75
Control Group Shareholders Agreement	D-3
Convertible Securities	D-76
Corrupt Practices Laws	D-20
CVM	D-5
CVM I 361	D-2
CVM I 480	D-5
Delisting Condition	D-65
Depositary	D-5
DGAC	D-13
DHS	D-13
Disclosing Party	D-52
Distribution Date	D-28
DOT	D-13
Edital	D-5, D-8
Effective Time	D-8
Eligible TAM Shares	D-5
Environmental Laws	D-21
Equity Securities	D-76
Exchange Offer	D-2
Exchange Offer Conditions	D-8
executive officer	D-70
FAA	D-13
FCC	D-13

-D-iv-

Page
Form F-4	D-6
Free Float Shares	D-5
Governmental Entity	D-13
Hazardous Materials	D-21
Holdco 1	D-2
Holdco 1 Non-Voting Stock	D-2
Holdco 1 Shareholders Agreement	D-3
Holdco 1 Stock	D-2
Holdco 1 Voting Stock	D-2
Holdco 2	D-2
Holdco 2 Stock	D-5
IASB	D-15
IATA	D-21
IFRS	D-15
Implementation Agreement	D-1
Indebtedness	D-76
Indemnified Party	D-72
Indemnifying Party	D-72
Intellectual Property	D-76
IT Assets	D-76
JAC	D-13
Key Personnel	D-76
Knowledge	D-77
LAN	D-1
LAN Aircraft	D-41
LAN Aircraft Contracts	D-41
LAN Airline Regulatory Entities	D-33
LAN BDRs	D-5
LAN Benefit Plans	D-44
LAN Board	D-32
LAN By-laws	D-31
LAN Capitalization Date	D-31
LAN Common Stock	D-2
LAN Condition Notice	D-57
LAN Contract Flight Agreements	D-43
LAN Controlling Shareholders	D-1
LAN Controlling Shareholders Disclosure Schedule	D-48
LAN Disclosure Schedule	D-30
LAN Employees	D-44
LAN Financial Reporting Documents	D-34
LAN Indemnified Parties	D-71
LAN Licenses	D-39
LAN Material Adverse Effect	D-77
LAN Material Contract	D-38
LAN Slots	D-43
LAN Stock Exchanges	D-33
LAN Stock Options	D-31
LAN Stock Plans	D-31
LAN Stock-Based Awards	D-32
LAN Subsidiary By-laws	D-31
LATAM/TEP Shareholders Agreement	D-3

-D-v-

Page
Law	D-77
Leilão	D-8
Leilão Date	D-57
Licenses	D-19
Liens	D-10
Losses	D-71
Major LAN Airport	D-44
Major TAM Airport	D-24
Master Agreement	D-78
Mergers	D-2
Minimum Condition Notice	D-57
Minimum Conditions	D-65
Minimum Tender Condition	D-65
NYSE	D-7
Offer to Exchange/Prospectus	D-28
Order	D-77
Ordinary TEP Shares	D-1
Outside Date	D-69
Parent	D-51
Person	D-77
Pre-Commencement Closing	D-4
Pre-Commencement Closing Date	D-4
Preferred TEP Shares	D-1
Ratification of Understanding	D-4
Receiving Party	D-52
Regulatory Documents	D-7
Regulatory Entities	D-7
Release	D-21
Relevant Agreements	D-68
Relevant Parent Entity	D-56
Representatives	D-52
Required Listings	D-9
Requisite LAN Shareholder Approval	D-32
Restraining Orders	D-60
Sarbanes-Oxley Act	D-14
Schedule 14D-9	D-7
Schedule TO	D-7
SEC	D-6
Securities Registry	D-5
Sister Holdco	D-2
Slots	D-24
SSE	D-5
Subscriptions	D-57
Subsidiary	D-78
SVS	D-5
Swap Contract	D-78
TAM	D-1
TAM ADRs	D-5
TAM Aircraft	D-22
TAM Aircraft Contracts	D-22
TAM Airline Regulatory Entities	D-13

-D-vi-

Page
TAM Benefit Plans	D-25
TAM Board	D-12
TAM By-laws	D-11
TAM Capitalization Date	D-11
TAM Contract Flight Agreements	D-23
TAM Direct Controlling Shareholder	D-1
TAM Direct Controlling Shareholder Disclosure Schedule	D-48
TAM Disclosure Schedule	D-10
TAM Employees	D-25
TAM Financial Reporting Documents	D-14
TAM Licenses	D-19
TAM Material Adverse Effect	D-78
TAM Material Contract	D-18
TAM Ordinary Stock	D-1
TAM Preferred Stock	D-1
TAM Shareholders Agreement	D-3
TAM Slots	D-24
TAM Stock	D-1
TAM Stock Exchanges	D-13
TAM Stock Plans	D-11
TAM Stock-Based Awards	D-11
TAM Subsidiary By-laws	D-11
Tax	D-27
Tax Return	D-27
TEP Chile	D-1
TEP Chile Subscription	D-57
TEP Condition Notice	D-57
TEP Indemnified Parties	D-71
TEP Restructuring	D-2
TEP Shares	D-1
Third Party	D-71
Transaction Agreements	D-79
TSA	D-13
U.S. Exchange Act	D-6
U.S. Exchange Offer Documents	D-7
U.S. Offering Documents	D-6
U.S. Securities Act	D-6
U.S. Securities Laws	D-6
U.S. Shareholders	D-5
Offer Deadline	D-57

-D-vii-

EXCHANGE OFFER AGREEMENT

EXCHANGE OFFER AGREEMENT, dated as of January 18, 2011 (the “Agreement”), among LAN AIRLINES S.A., a Chilean corporation (“LAN”), COSTA VERDE AERONÁUTICA S.A. and INVERSIONES MINERAS DEL CANTÁBRICO S.A., Chilean corporations that are the controlling shareholders of LAN under the Law of Chile (collectively, the “LAN _ Controlling Shareholders”), TAM S.A., a Brazilian corporation (“TAM”), Noemy Almeida Oliveira Amaro, Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro and João Francisco Amaro, all of whom are Brazilian citizens and residents and who, collectively, are the only shareholders of the TAM Direct Controlling Shareholder under the Law of Brazil (all such individuals, collectively, the “Amaro Family”) and TAM EMPREENDIMENTOS E PARTICIPAÇÕES S.A., a Brazilian corporation that is the controlling shareholder of TAM under the Law of Brazil (the “TAM Direct Controlling Shareholder”).

WHEREAS, the board of directors of each of LAN and TAM has approved the combination of the two companies on and subject to the terms and conditions set forth in this Agreement and an implementation agreement being entered into by the parties to this Agreement at the same time as this Agreement (the “Implementation Agreement”);

WHEREAS, if (but only if) the Agência Nacional de Aviação Civil of Brazil (“ANAC”) has approved without any conditions not acceptable to the parties (i) the direct transfer by the TAM Direct Controlling Shareholder to the Amaro Family of all of the shares of ordinary stock, without par value (“TAM Ordinary Stock”), of TAM beneficially owned by the TAM Direct Controlling Shareholder (the “Ordinary TEP Shares”) (which represents 85.3457% of the outstanding shares of TAM Ordinary Stock), (ii) the direct transfer by the TAM Direct Controlling Shareholder to the Amaro Family of all of the shares of non-voting preferred stock, without par value (the “TAM Preferred Stock” and, collectively with the TAM Ordinary Stock, the “TAM Stock”), of TAM beneficially owned by the TAM Direct Controlling Shareholder (the “Preferred TEP Shares” and, collectively with the Ordinary TEP Shares, the “TEP Shares”) (which represents 25.0873% of the outstanding shares of TAM Preferred Stock), (iii) the direct transfer by the Amaro Family to a new Chilean holding company, TEP Chile S.A. (“TEP Chile”), of all of the TEP Shares, (iv) the direct transfers by TEP Chile of the Ordinary TEP Shares to Holdco 1 and the Preferred TEP Shares to Sister Holdco, (v) the direct transfers by the other holders of shares of TAM Ordinary Stock to Holdco 2 pursuant to the Exchange Offer, subsequently to LAN pursuant to the Mergers and finally to Holdco 1 through the contribution by LAN and (vi) the direct transfers by the other holders of shares of TAM Preferred Stock to Holdco 2 pursuant to the Exchange Offer and subsequently to LAN pursuant to the Mergers, which direct transfers will result in the indirect transfers of shares of TAM Linhas Aéreas S.A., Pantanal Linhas Aéreas S.A. and TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A., such transfers will be effected as described below;

WHEREAS, after the date of this Agreement and prior to the time at which the TEP Chile Subscription is made and paid pursuant to Section 5.04(b), the Amaro Family will implement a capital reduction of the TAM Direct Controlling Shareholder, pursuant to which the TAM Direct Controlling Shareholder will transfer all of the TEP Shares to the members of the Amaro Family pro rata in accordance with their relative equity ownership of the TAM Direct Controlling Shareholder (“TEP Restructuring”);

WHEREAS, after the TEP Restructuring and after the TEP Chile Subscription is made pursuant to Section 5.04(b), the Amaro Family will contribute all of the TEP Shares to TEP Chile and TEP Chile will contribute all of the Ordinary TEP Shares to a new Chilean holding company (“Holdco 1”) in exchange for 100% (other than two shares issued to LAN) of the non-voting stock, no par value (the “Holdco 1 Non-Voting Stock”), of Holdco 1, and (ii) Holdco 1 and its nominee will incorporate a new Chilean company (“Holdco 2”), and the parties agree that the value of the TEP Shares so contributed shall be the net asset value of such TEP Shares as of the date of their contribution;

WHEREAS, after the consummation of the Mergers, the Amaro Family will collectively own 100% of the outstanding shares of TEP Chile, TEP Chile will own at least 80% of the voting stock, no par value (the “Holdco 1 Voting Stock ,” and collectively with the Holdco 1 Non-Voting Stock, “Holdco 1 Stock”), of Holdco 1, and LAN will own 100% of the shares of Holdco 1 Non-Voting Stock and no more than 20% of the shares of Holdco 1 Voting Stock;

WHEREAS, Holdco 2 will make a delisting exchange offer (the “Exchange Offer”) pursuant to the terms and conditions of the CVM Instruction 361/2002, as amended from time to time, without taking into consideration the amendments to such instruction brought by CVM Instruction 487/2010 and later amendments (the “CVM I 361”) for all of the outstanding shares of TAM Stock other than the TEP Shares pursuant to the terms and conditions set forth in this Agreement;

WHEREAS, simultaneously with the consummation of the Exchange Offer, Holdco 2 and another newly formed Chilean company (“Sister Holdco”) will merge with and into LAN (collectively, the “Mergers”) pursuant to the Implementation Agreement;

WHEREAS, as a result of the Exchange Offer and the Mergers, LAN will acquire substantially all of the remaining outstanding shares of TAM Stock from the holders who elect to participate in the Exchange Offer and will issue shares of common stock, no par value (the “LAN Common Stock”), of LAN to such holders and to TEP Chile at the same time and at the same exchange ratio;

WHEREAS, after consummation of the foregoing transactions and assuming (only for the purposes of calculating the ownership percentages shown below) that (i) all holders of shares of TAM Stock (other than the TEP Shares) fully participate in the Exchange Offer, (ii) none of the holders of the outstanding shares of LAN Common Stock exercise their appraisal rights (derecho a retiro) under the Law of Chile in respect of the Mergers and (iii) the only shares of LAN Common Stock and TAM Stock that will be outstanding after the consummation of the Mergers are the shares issued in the Mergers and the shares which are subscribed and fully paid for as of the date of the Agreement (which excludes any shares issuable upon future exercises of stock options):

(a)	Holdco 1 will own 100% of the shares of TAM Ordinary Stock;

(b)	the Amaro Family collectively will own 100% of the shares of TEP Chile;

(c)	TEP Chile will own 80% of the shares of Holdco 1 Voting Stock;

(d)	LAN will own 100% of shares of Holdco 1 Non-Voting Stock, 20% of shares of the Holdco 1 Voting Stock and 100% of the shares of TAM Preferred Stock; and

(e)	the Amaro Family collectively will own 13.67% of the outstanding shares of LAN Common Stock through TEP Chile and the other TAM shareholders will own 15.65% of the outstanding shares of LAN Common Stock;

WHEREAS, in connection with the foregoing transactions, LAN, TEP Chile, Holdco 1 and TAM will enter into a shareholder agreement (the “TAM Shareholders Agreement”) that will set forth their agreements with respect to the governance of, management and relationships between, TAM and its subsidiaries;

WHEREAS, in connection with the foregoing transactions, LAN, TEP Chile and Holdco 1 will enter into a shareholder agreement, dated the date hereof (the “Holdco 1 Shareholders Agreement”), to set forth their agreement with respect to the governance of Holdco 1;

WHEREAS, in connection with the foregoing transactions, LAN and TEP Chile will enter into a shareholder agreement (the “LATAM/TEP Shareholders Agreement”) that will set forth their agreements with respect to the governance of, and relationships between, LAN, Holdco 1 and their respective Subsidiaries;

WHEREAS, in connection with the foregoing transactions, the LAN Controlling Shareholders, as the continuing controlling shareholders of LAN under the Law of Chile (“Chilean Law”), desire to make certain concessions to TEP Chile and the Amaro Family by entering into a shareholder agreement with TEP Chile (the “Control Group Shareholders Agreement”) that will set forth their agreements with respect to the governance of LAN, the voting, sale and transfer of their shares of LAN Common Stock and TEP Chile’s shares of Holdco 1 Voting Stock and certain other matters; and

WHEREAS, the board of directors of each of LAN, TAM, the LAN Controlling Shareholders and the TAM Direct Controlling Shareholder have approved this Agreement and the Implementation Agreement and the transactions contemplated hereby and thereby upon the terms and subject to the conditions set forth in this Agreement and the Implementation Agreement.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained in this Agreement and the Implementation Agreement, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

THE EXCHANGE OFFER

SECTION 1.01. ANAC Approval. On October 20, 2010, the parties hereto submitted to ANAC an application for ANAC’s approval of: (i) the direct transfer by TEP Chile of the Ordinary TEP Shares to Holdco 1 and the Preferred TEP Shares to Sister Holdco, (ii) the direct transfers by the other holders of TAM Ordinary Stock to Holdco 2 pursuant to the Exchange Offer, subsequently to LAN pursuant to the Mergers and finally to Holdco 1 through the contribution by LAN and (iii) the direct transfers by the other holders of TAM Preferred Stock to Holdco 2 pursuant to the Exchange Offer and subsequently to LAN pursuant to the Mergers (the “ANAC Approval”), together with a Private Instrument of Ratification of Understanding, dated as of October 12, 2010 and as amended as of December 13, 2010, among the parties (the “Ratification of Understanding”). Promptly following the date hereof, the parties will amend the Ratification of Understanding to request that ANAC also approve the (i) direct transfers by the TAM Direct Controlling Shareholder of the TEP Shares to the Amaro Family and (ii) the direct transfer by the Amaro Family of the TEP Shares to TEP Chile. The parties acknowledge and agree that they will take no actions to implement any of the transactions contemplated by this Agreement unless and until the ANAC Approval has been received or ANAC has expressly approved the taking of such actions prior to receipt of the ANAC Approval.

SECTION 1.02. Pre-Commencement Closing. Unless otherwise agreed in writing by LAN and the TAM Direct Controlling Shareholder and the Amaro Family, a meeting (the “Pre-Commencement Closing”) shall take place at the offices of Pinheiro Neto Advogados located at Rua Hungria, 1.100 São Paulo, SP, Brasil at 9:00 A.M., São Paulo time, on the first business day (the “Pre-Commencement Closing Date”) following the first day on which all of the conditions set forth in Article VI are satisfied or waived in accordance with this Agreement (other than any such conditions that by their nature are to be satisfied at the Pre-Commencement Closing, but subject to the satisfaction or waiver of those conditions) (the “Condition Date”).

SECTION 1.03. Commencement. As promptly as practicable on the first business day after the Pre-Commencement Closing Date, Holdco 2 will make a delisting tender offer in the form of the Exchange Offer to acquire (i) all of the outstanding shares of TAM Preferred Stock other than the Preferred TEP Shares (including those represented by American Depositary Receipts (“TAM ADRs”) issued pursuant to the Deposit Agreement, dated as of March 9, 2006, among TAM, JPMorgan Chase Bank, N.A., as Depositary (the “Depositary”), and the holders of TAM ADRs from time to time), and (ii) all of the outstanding shares of TAM Ordinary Stock other than the Ordinary TEP Shares (the shares of TAM Stock described in clauses (i) and (ii) are collectively referred to herein as the “Eligible TAM Shares” and the Eligible TAM Shares not beneficially owned by the TAM Direct Controlling Shareholder and/or the Amaro Family, any of their Affiliates, TAM or any of its Subsidiaries are referred to herein as, the “Free Float Shares”), in each case for the same number of shares of ordinary stock, no par value (“Holdco 2 Stock”), of Holdco 2. The Exchange Offer shall commence when the Edital relating thereto (the “Edital”) is published in Brazil in accordance with Brazilian Law (the date and time at which such publication occurs is referred to herein as the “Commencement Date”). In connection with the Exchange Offer, TAM shall promptly furnish or cause to be furnished to Holdco 2 and LAN (x) a list of the names and addresses of the record holders and beneficial owners of Free Float Shares located in the United States and the record holders and beneficial owners of TAM ADRs (collectively, the “U.S. Shareholders”), in each case as of the most recent practicable date, as well as mailing labels containing such names and addresses, and (y) security position lists, computer files and any other information identifying such record holders and beneficial owners as of the most recent practicable date which TAM, its transfer agent or the Depositary have in their possession or control or can obtain without unreasonable effort or expense. TAM will furnish or cause to be furnished to Holdco 2 and LAN such additional information (including updates of the items provided pursuant to the preceding sentence) and such other assistance as Holdco 2 or LAN may reasonably request in communicating the Exchange Offer and the Mergers to the record holders and beneficial owners of the Eligible TAM Shares.

SECTION 1.04. Filings and Actions.

(a) Chilean Filings and Actions. Only to the extent required by the CVM, prior to the Commencement Date, the TAM Direct Controlling Shareholder and the Amaro Family shall cause Holdco 2 to (i) (A) register as an issuer in the Securities Registry (the “Securities Registry”) of the Superintendencia de Valores y Seguros (the “SVS”), (B) register a sufficient number of shares of Holdco 2 Stock as securities subject to oferta pública in the Securities Registry and with the Santiago Stock Exchange (the “SSE”) and (C) obtain waivers of any applicable preemptive rights, in each case in order to consummate the Exchange Offer on the terms contemplated in this Agreement, and (ii) file and submit all disclosures with the SVS and the SSE that are required under applicable Law in connection with the Exchange Offer, including Norma de Carácter General Nº 30 of the SVS and the rules and regulations of the SSE.

(b) Brazilian Filings and Actions.

(i) Prior to the Commencement Date, LAN shall (A) file with the Comissão de Valores Mobiliários (the “CVM”) and the BM&FBovespa (the “Bovespa”), under the terms of CVM Instruction 480/2009 (“CVM I 480”), a draft form of its Formulário de Referência and a request to register LAN as a publicly traded company (companhia estrangeira com valores mobiliários negociados em mercados regulamentados); (B) apply for the registration of a Level II BDR Program under the terms of CVM I 480 and CVM Instruction 332, as amended; and (C) apply with the Bovespa to list the Brazilian Depositary Receipts (“LAN BDRs”) to be issued pursuant to a deposit agreement in customary form to be entered into among LAN, the depositary agent and the holders of LAN BDRs from time to time.

(ii) Prior to the Commencement Date, Holdco 2 shall file with the CVM, under the terms of CVM Instruction I 361, a Tender Offer Statement with respect to TAM’s delisting procedure and the exchange of the shares of Holdco 2 Stock and LAN BDRs pursuant to the Exchange Offer and the Mergers, which shall include an Offer to Exchange/Prospectus as well as any other documents required to be included therein under applicable Law pursuant to which the Exchange Offer will be made, together with any supplements or amendments thereto that may be requested by the CVM or the Bovespa (the “Brazilian Exchange Offer Documents”).

(iii) The TAM Direct Controlling Shareholder and the each of the members of the Amaro Family agrees to take, and to cause TEP Chile, Holdco 1, Holdco 2 and Sister Holdco, as applicable, to take, to the extent required under Brazilian Law, any action required by any Governmental Entity or the Bovespa in order to implement and consummate the Exchange Offer, the Mergers or any of the other transactions contemplated by this Agreement and the Implementation Agreement.

(c) U.S. Filings and Actions.

(i) Prior to the Commencement Date, (A) LAN, TAM, the TAM Direct Controlling Shareholder and the Amaro Family and Holdco 2 shall prepare, and LAN and Holdco 2 shall file with the U.S. Securities and

Exchange Commission (the “SEC”), pursuant to and in accordance with the U.S. Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder, the “U.S. Securities Act”), and the U.S. Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “U.S. Exchange Act” and, collectively with the U.S. Securities Act, the “U.S. Securities Laws”), a registration statement on Form F-4 with respect to the Exchange Offer and the Mergers and the offer and sale (as defined under the U.S. Securities Act) of shares of Holdco 2 Stock and shares of LAN Common Stock pursuant thereto (as amended and supplemented from time to time, the “Form F-4”), which shall include an Offer to Exchange/Prospectus and a related letter of transmittal and summary advertisement (as amended or supplemented from time to time, the “U.S. Offering Documents”); and (B) LAN and Holdco 2 shall cause the U.S. Offering Documents to be disseminated to the U.S. Shareholders as and to the extent required by the U.S. Securities Laws. Each of LAN, TAM, the TAM Direct Controlling Shareholder and the Amaro Family and Holdco 2 shall use all reasonable efforts to have the Form F-4 declared effective under the U.S. Securities Act as promptly as practicable after such filing and to cause the Offer to Exchange/Prospectus and the related letter of transmittal included in the Form F-4 to be mailed to the U.S. Shareholders as promptly as practicable after the Commencement Date. Each of LAN, TAM, the TAM Direct Controlling Shareholder, the Amaro Family and Holdco 2 shall also take any action required to be taken under any applicable state securities Law in connection with the issuance of shares of Holdco 2 Stock pursuant to the Exchange Offer and shares of LAN Common Stock pursuant to the Mergers, and each of LAN, TAM, the TAM Direct Controlling Shareholder, the Amaro Family and Holdco 2 shall furnish all information as may be reasonably requested by the other parties in connection with any such action, the Form F-4 or the Offer to Exchange/Prospectus. LAN and Holdco 2 shall notify each other party promptly after it shall become aware that (A) the Form F-4 has been declared effective by the SEC, and (B) any stop order has been issued by the SEC with respect to the Form F-4 or the qualification of the offer and sale (as defined under the U.S. Securities Act) of the shares of Holdco 2 Stock or shares of LAN Common Stock pursuant to the Exchange Offer or the Mergers has been suspended in any jurisdiction.

(ii) On the Commencement Date, LAN and Holdco 2 shall file with the SEC, pursuant to and in accordance with Rule 14d-3 and Regulation M-A promulgated under the U.S. Exchange Act, a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”) with respect to the Exchange Offer (the Schedule TO, Form F-4 and the U.S. Offering Documents, together with any supplements or amendments thereto, the “U.S. Exchange Offer Documents”). TAM hereby consents to the inclusion in the U.S. Exchange Offer Documents of the TAM Board Recommendations.

(iii) On the Commencement Date, TAM shall file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Exchange Offer containing the TAM Board Recommendations (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) and shall cause the Schedule 14D-9 to be disseminated to the U.S. Shareholders with the U.S. Offering Documents, in each case in a manner that complies with Rule 14d-9 under the U.S. Exchange Act and other applicable U.S. Securities Laws.

(d) Further Action. All of the written documents filed with, or submitted to, ANAC, the SVS, the SSE, the CVM, the Bovespa, the New York Stock Exchange, Inc. (the “NYSE”), the SEC or any other Governmental Entity pursuant to the securities laws of any jurisdiction by any party hereto in connection with the Exchange Offer or the Mergers (such written documents, together with any amendments or supplements thereto, are collectively referred to herein the “Regulatory Documents” and the entities with which the Regulatory Documents are filed or to which they are submitted are collectively referred to herein as the “Regulatory Entities”) shall comply in all material respects with applicable Law of the jurisdiction in which they are filed or submitted. Each of LAN, TAM, the TAM Direct Controlling Shareholder, the Amaro Family and Holdco 2 agrees to use all reasonable efforts to respond promptly to comments or inquiries from any Regulatory Entity or its staff with respect to any Regulatory Documents it filed with or submitted to such Regulatory Entity, and to promptly correct any information provided by it for inclusion in any Regulatory Document if and to the extent that such information shall contain any untrue statement of any material fact, omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or shall otherwise become false or misleading in any material respect or otherwise require amendment under applicable Law. Each of LAN, TAM, the TAM Direct Controlling Shareholder, the Amaro Family and Holdco 2 shall take all steps necessary to amend or supplement all Regulatory Documents filed or submitted by it and to cause all such Regulatory Documents so amended or supplemented to be filed with the relevant Regulatory Entity and to be disseminated to the holders of Eligible TAM Shares, in each case as and to the extent required by applicable Law. Each of TAM, the TAM Direct Controlling Shareholder, the Amaro Family and LAN and their respective counsels shall be given reasonable opportunity to review and comment on each Regulatory Document (including any amendments or supplements thereto) before it is filed with or submitted to the relevant Regulatory Entity or disseminated to the holders of Eligible TAM Shares. Each of LAN, Holdco 2, TAM, the TAM Direct Controlling Shareholder, the Amaro Family and their respective counsels shall provide the others with copies of any written comments, and shall inform them of any oral comments, that it or its counsel receives from any Regulatory Entity or its staff with respect to any Regulatory Document promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any written or oral responses to such comments before they are filed with or submitted to such Regulatory Entity. Without limiting the foregoing, the parties hereby acknowledge and agree that all Regulatory Documents filed with or submitted to any Regulatory Entity or its staff shall be in form and substance reasonably acceptable to each of LAN, TAM, the TAM Direct Controlling Shareholder and the Amaro Family before they are filed with or submitted to such Regulatory Entity or its staff.

SECTION 1.05. Terms and Conditions. The terms and conditions of the Exchange Offer shall comply with applicable Law. The consummation of the Exchange Offer will be subject only to the conditions set forth in Article VII (the “Exchange Offer Conditions”), including the Minimum Conditions. For all purposes of this Agreement, the consummation of the Exchange Offer shall be deemed to be the purchases of TAM Stock pursuant to the auction (leilão) (the “Leilão”) established in the edital relating to the Exchange Offer (the “Edital”). In order to accept the Exchange Offer, the holders of Eligible TAM Shares will have to tender and not withdraw their shares in accordance with the requirements of the Exchange Offer. If the Exchange Offer is required to be consummated pursuant to Section 5.04(b), then the Amaro Family will cause Holdco 2 to purchase and pay (with shares of LAN Common Stock issuable in the Mergers) for all of the Eligible TAM Shares validly tendered and not withdrawn pursuant to the Exchange Offer that Holdco 2 is obligated to purchase pursuant to the terms of the Exchange Offer on the Expiration Date. Whenever this Agreement requires the TAM Direct Controlling Shareholder, TEP Chile, Holdco 2 or Sister Holdco to take any action, such requirement shall be deemed to include an undertaking on the part of the Amaro Family or the TAM Direct Controlling Shareholder, as applicable, to cause them to take such action. The time at which the Mergers become effective is referred to herein as the “Effective Time.”

SECTION 1.06. Extensions and Amendments. Subject to the parties’ right to cause Holdco 2 to request permission from the CVM to extend the expiration time for the Exchange Offer or to revoke the Exchange Offer as provided below, the Exchange Offer shall initially expire on the date provided in the Edital. If all of the Exchange Offer Conditions are not satisfied at, or waived by the parties entitled to grant such waivers as provided in Article VII prior to, any then scheduled expiration time for the Exchange Offer, then LAN or the Amaro Family (but only if they are so entitled to grant a waiver of any unsatisfied or unwaived conditions) may, from time to time in its or their sole discretion, cause Holdco 2 to request permission from the CVM to extend the expiration time for the Exchange Offer in maximum increments of 30 days to no later than 28 days after the Commencement Date. If both LAN and the Amaro Family agree to request a modification to the terms and conditions of the Exchange Offer or revocation of the Exchange Offer, the Amaro Family shall cause Holdco 2 to request permission from the CVM to modify the terms and conditions of the Exchange Offer or to revoke the Exchange Offer; provided, however, that the Amaro Family shall not unreasonably withhold or delay their agreement to request any such amendment that is not adverse to the Amaro Family or the holders of Eligible TAM Shares. LAN and the Amaro Family shall cause Holdco 2 to request permission from the CVM to revoke the Exchange Offer if this Agreement and the Implementation Agreement terminate in accordance with their terms.

SECTION 1.07. By-laws. The parties shall take all necessary action so that immediately following the Effective Time, the by-laws of TAM shall be amended so that they will be in the form attached hereto as Exhibit 1 and the by-laws of Holdco 1, Sister Holdco and Holdco 2 shall be in the forms attached hereto as Exhibits 2, 3 and 4, respectively.

SECTION 1.08. Listing and Delisting. LAN shall use its commercially reasonable efforts to cause the following listings to be approved as soon as practicable, and to cause such listings to become effective, no later than the Commencement Date: (i) LAN BDRs representing the shares of LAN Common Stock to be issued in the Mergers to be approved for listing on the Bovespa, (ii) LAN ADRs representing shares of LAN Common Stock to be issued in the Mergers to be approved for listing on the New York Stock Exchange, Inc., subject to notice of issuance, and (iii) the shares of LAN Common Stock to be issued in the Mergers to be approved for listing on the SSE (collectively with each other and any other listings required by any Governmental Entity, the “Required Listings”). Each of TAM and the Amaro Family shall use its or their commercially reasonable efforts to cause (i) each of the TAM Ordinary Stock and TAM Preferred Stock to be delisted from the Bovespa, in each case if the Delisting Condition was satisfied with respect to such class of TAM Stock, and (ii) the TAM ADRs to be delisted from the NYSE and deregistered under the U.S. Exchange Act, in each case as soon as practicable following the Effective Time.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF TAM

Except as set forth in the TAM Financial Reporting Documents filed with the SEC or the CVM, as the case may be, and made publicly available after December 31, 2009 and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent that they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered by TAM to LAN not less than 24 hours prior to entering into this Agreement (the “TAM Disclosure Schedule”) (it being agreed that (i) the disclosure of any fact or item in any section or subsection of the TAM Disclosure Schedule whose relevance to any other section or subsection of this Agreement is reasonably apparent from the face of such disclosure shall also be deemed to be disclosed in the section or subsection of the TAM Disclosure Schedule that corresponds to such other section or subsection of this Agreement and (ii) the exclusion with respect to the TAM Financial Reporting Documents shall not apply to Section 2.03, Section 2.06(a) or Section 2.06(b)), TAM hereby represents and warrants to LAN as follows:

SECTION 2.01. Organization, Standing and Corporate Power; Subsidiaries. (a) Each of TAM and its Subsidiaries has been duly organized and is validly existing and (with respect to jurisdictions that recognize such concept) in good standing under the Law of the jurisdiction of its incorporation or organization, as the case may be, and has all requisite power and authority and possesses all governmental licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold and use its properties, rights and other assets and to carry on its business and operations as currently conducted, other than any such failures to have such power, authority, governmental licenses, permits, authorizations or approvals or any such failures of Subsidiaries of TAM to be duly organized, validly existing or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a TAM Material Adverse Effect. Each of TAM and its Subsidiaries is duly qualified or licensed to do business and (with respect to jurisdictions that recognize such concept) is in good standing in each jurisdiction in which the nature of its business or operations or its ownership, leasing, holding or use of its properties, rights or other assets makes such qualification, licensing or good standing necessary, other than any such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a TAM Material Adverse Effect. Each of TAM’s Airline Affiliates is an air carrier duly authorized to act as such by the Governmental Entity of competent jurisdiction with which it holds its operating authority.

(b) Section 2.01(b) of the TAM Disclosure Schedule lists, as of the date of this Agreement, each of TAM’s “significant subsidiaries,” as such term is defined in Section 1-02 of Regulation S-X promulgated by the SEC. All of the Equity Securities and Convertible Securities of each Subsidiary of TAM are owned of record and beneficially, directly or indirectly, by TAM. All the issued and outstanding Equity Securities of each Subsidiary of TAM have been validly issued and are fully paid and nonassessable and are owned of record and beneficially, directly or indirectly, by TAM free and clear of all pledges, liens, charges, encumbrances or security interests of any kind or nature whatsoever (collectively, “Liens”), and free of any restriction on the right to vote, sell or otherwise dispose of such Equity Securities. Except for the Equity Securities of the Subsidiaries of TAM, TAM does not own, directly or indirectly, any Equity Securities or Convertible Securities of any Person.

SECTION 2.02. By-laws. TAM has made available to LAN prior to the date of this Agreement a complete and accurate copy of the by-laws of TAM (the “TAM By-laws”) in the form attached as Exhibit 5 and the by-laws or comparable organizational documents of each of TAM’s “significant subsidiaries,” as such term is defined in Section 1-02 of Regulation S-X promulgated by the SEC (collectively, the “TAM Subsidiary By-laws”), in each case as amended to the date of this Agreement. Each of the TAM By-laws and the TAM Subsidiary By-laws is in full force and effect and no other organizational documents are applicable to, or binding upon, TAM or any Subsidiary of TAM.

SECTION 2.03. Capitalization. (a) The authorized capital stock of TAM is R$ 1,200,000,000. At the close of business on January 11, 2011 (the “TAM Capitalization Date”):

(i) 55,816,683 shares of TAM Ordinary Stock were issued and outstanding and no shares of TAM Ordinary Stock were held by TAM in its treasury; and

(ii) 100,390,098 shares of TAM Preferred Stock were issued and outstanding and 223,176 shares of TAM Preferred Stock were held by TAM in its treasury.

(b) Section 2.03(a) of the TAM Disclosure Schedule contains a correct and complete list as of the date of this Agreement of all of the outstanding TAM Stock Options issued under the TAM stock option plan (the “TAM Stock Plans”), including the date of grant, vesting terms, term, number of shares of TAM Preferred Stock issuable upon exercise and the exercise price per share of TAM Preferred Stock.

(c) Except as set forth above in Section 2.03(a), at the close of business on the TAM Capitalization Date, no Equity Securities or Convertible Securities of TAM were issued, reserved for issuance or outstanding. At the close of business on the TAM Capitalization Date, (i) no shares of TAM Stock were owned by any Subsidiary of TAM and (ii) there were no outstanding stock options, stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of TAM Stock or any other Equity Securities of TAM on a deferred basis or other rights that are linked to the value of the shares of TAM Stock or any other Equity Securities of TAM (collectively, “TAM Stock-Based Awards”) other than the TAM Stock Options specified in Section 2.03(a). All outstanding shares of TAM Stock are, and all shares of TAM Preferred Stock which may be issued pursuant to the TAM Stock Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other Indebtedness of TAM having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) with the shareholders of TAM on any matters. Except as set forth above in Section 2.03(a) and for issuances of shares of TAM Preferred Stock issuable pursuant to the TAM Stock Options specified in Section 2.03(a) or as may otherwise be permitted under the Implementation Agreement, (x) there are not issued, reserved for issuance or outstanding (A) any Equity Securities of TAM or any of its Subsidiaries, (B) any Convertible Securities of TAM or any of its Subsidiaries, (C) any obligations of TAM or any of its Subsidiaries to issue any Equity Securities or Convertible Securities of TAM or any of its Subsidiaries or (D) any TAM Stock-Based Awards and (y) there are not any outstanding obligations of TAM or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities or Convertible Securities of TAM or any of its Subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities, and neither TAM nor any of its Subsidiaries is a party to any voting Contract with respect to the voting of any such securities.

(d) Each TAM Stock Option was properly accounted for on the books and records of TAM and qualifies for the tax and accounting treatment afforded thereto in TAM’s Tax Returns and financial statements, respectively. Each grant of TAM Stock Options was made in accordance with the terms of the applicable TAM Stock Plan and any applicable Law and regulatory rules or requirements and has a grant date identical to the date on which it was actually granted or awarded by TAM’s board of directors (the “TAM Board”) or the compensation committee thereof. The per share exercise price of each TAM Stock Option was determined in accordance with the applicable TAM Stock Plan.

SECTION 2.04. Authority. TAM has all requisite corporate power and authority to execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby; provided, however, that TAM shall not have the power and authority to consummate the Mergers unless the Requisite TAM Shareholder Approval is obtained. The execution, delivery and performance of this Agreement and such other Transaction Agreements by TAM and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of TAM (other than the Requisite TAM Shareholder Approval), and no other corporate proceedings on the part of TAM or its shareholders (other than the Requisite TAM Shareholder Approval) are necessary to authorize this Agreement and such other Transaction Agreements or to consummate the transactions contemplated hereby and thereby. This Agreement and the other Transaction Agreements to which TAM is a party have been duly executed and delivered by TAM and constitute legal, valid and binding obligations of TAM, enforceable against TAM in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Law of general applicability relating to or affecting the rights of creditors and to the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law). The TAM Board has unanimously, by resolutions duly adopted at a meeting duly called and held, approved this Agreement and the other Transaction Agreements, the Exchange Offer and the other transactions contemplated hereby and thereby and recommended the Exchange Offer to the holders of the Free Float Shares, which resolutions have not as of the date of this Agreement been subsequently rescinded, modified or withdrawn in any way, and prior to the Commencement Date will recommend that they tender their shares of TAM Stock into the Exchange Offer.

SECTION 2.05. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement and the other Transaction Agreements to which TAM is a party by TAM do not, and the performance of this Agreement and the other Transaction Agreements by TAM and consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation or breach of, or default (with or without notice, lapse of time or both) under, or result in any termination or modification of or acceleration under, or any change in any right, obligation or benefit under, or result in any Lien on any property or assets of TAM or any of its Subsidiaries pursuant to (i) the TAM By-laws or any TAM Subsidiary By-laws, (ii) any loan, credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement or other contract, agreement, obligation, commitment or instrument (each, a “Contract”) to which TAM or any of its Subsidiaries is a party or by which any of them or any of their respective properties, rights or other assets is bound or subject or (iii) assuming the consents, approvals, filings and other matters referred to in Section 2.05(b) are duly obtained or made, any Law or Order applicable to TAM, any of its Subsidiaries or their respective properties, rights or other assets, other than, in the case of clause (ii), any such conflicts, violations, breaches, defaults, terminations, modifications, accelerations, changes or Liens that, individually or in the aggregate, would not reasonably be expected to have a TAM Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement and the other Transaction Agreements to which TAM is a party by TAM, the consummation of the transactions contemplated hereby and thereby and the continuing operation of the businesses of TAM and its Subsidiaries after the Effective Time do not and will not require any consent, approval, order, authorization or permit of, action by, filing or registration with or notification to any governmental, quasi-governmental or regulatory authority, body, department, commission, board, bureau, agency, division, court, organized securities exchange or other legislative, executive or judicial governmental entity or instrumentality of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof (each, a “Governmental Entity”), other than (i) any application, filing or submission required to be made and any consent, approval, authorization or authority required to be made or obtained under Law 7,565/86, as amended (the “Brazilian Aeronautical Code”), the Chilean Aeronautical Code, Title 49 of the U.S. Code or under any regulation, rule, order, notice or policy of ANAC, Dirección General de Aeronáutica Civil (the “DGAC”), the Junta de Aeronáutica Civil (the “JAC”), the U.S. Federal Aviation Administration (the “FAA”), the U.S. Department of Transportation (the “DOT”), the Federal Communications Commission (the “FCC”) and the U.S. Department of Homeland Security (the “DHS”), including the U.S. Transportation Security Administration (the “TSA”) and any similar Governmental Entity in the E.U., (ii) the filing of the Schedule TO, the Form F-4 and the other Exchange Offer Documents and the Schedule 14D-9 with the SEC, the declaration of effectiveness of the Form F-4 by the SEC, and the filing with the SEC of such reports under, and such other compliance with, the U.S. Securities Laws in connection with the Exchange Offer and Mergers, (iii) the filing of the Formulário de Referência of LAN with the CVM, the Brazilian Exchange Offer Documents with the CVM and the Level II BDR Program for the LAN BDRs with the CVM and the Bovespa, and the filings with the SVS and the SSE in connection with the Exchange Offer and the Mergers, (iv) any notices, filings or approvals under the competition, merger control, antitrust or similar Law listed in Section 2.05(b) of the TAM Disclosure Schedule, (v) such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states of the United States in connection with the Exchange Offer and Mergers, (vi) any consent, approval, order, authorization, authority, transfer, waiver, disclaimer, registration, declaration or filing required to be made or obtained from any other Governmental Entity that regulates any aspect of airline operations or business, including environmental (e. g., noise, air emissions and water quality), aircraft, air traffic control and airport communications, agricultural, export/import, immigration and customs (collectively with the Governmental Entities referred to in clause (i) above, the “TAM Airline Regulatory Entities”), (vii) any filings required under the rules and regulations of Bovespa or the NYSE (NYSE and Bovespa collectively, the “TAM Stock Exchanges”), and (viii) such other consents, approvals, orders, authorizations, permits, actions, notifications, registrations, declarations and filings which, if not obtained or made, individually or in the aggregate, would not reasonably be expected to have a TAM Material Adverse Effect.

SECTION 2.06. TAM Financial Reporting Documents; Financial Statements; No Undisclosed Liabilities. (a) TAM has filed or furnished, as applicable, on a timely basis, all reports, schedules, forms, statements, certifications and other documents (including exhibits and other information incorporated therein) with or to, as applicable, the CVM or the SEC that were required to be so filed or furnished by TAM since December 31, 2006 (such documents, together with any documents so filed or furnished during such period by TAM on a voluntary basis, the “TAM Financial Reporting Documents”). On the date on which it was filed with or furnished to the CVM or the SEC, as the case may be, each TAM Financial Reporting Document so filed or furnished prior to the date of this Agreement complied in all material respects with the applicable requirements of the U.S. Securities Laws or other applicable securities Laws and on the date on which it will be filed with or furnished to the CVM or the SEC, as the case may be, each TAM Financial Reporting Document so filed or furnished on or after the date of this Agreement will comply in all material respects with such requirements. On the date on which it was filed with or furnished to the CVM or the SEC, as the case may be, no TAM Financial Reporting Document so filed or furnished prior to the date of this Agreement contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. On the date on which it will be filed with or furnished to the CVM or the SEC, as the case may be, no TAM Financial Reporting Document so filed or furnished on or after the date of this Agreement will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Since December 31, 2006, TAM has complied in all material respects with all applicable requirements of the U.S. Securities Laws or other applicable securities Law including the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and the rules and regulations thereunder with respect thereto, and the TAM Stock Exchanges.

(b) Each of the consolidated statements of financial position included in or incorporated by reference into the TAM Financial Reporting Documents fairly presents, or in the case of TAM Financial Reporting Documents filed with or furnished to the CVM or the SEC, as the case may be, on or after the date of this Agreement, will fairly present, in each case in all material respects, the consolidated financial position of TAM as of its date and each consolidated income statement, consolidated cash flow statement, consolidated statement of changes in equity, consolidated statement of comprehensive income (loss) included in or incorporated by reference in the TAM Financial Reporting Documents fairly presents, or in the case of TAM Financial Reporting Documents filed with or furnished to the CVM or the SEC, as the case may be, on or after the date of this Agreement, will fairly present, in each case in all material respects, the results of their operations, cash flows, changes in equity and comprehensive income, respectively, for the periods covered thereby (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), and each of the foregoing financial statements was prepared or, in the case of TAM Financial Reporting Documents filed with or furnished to the CVM or the SEC, as the case may be, on or after the date of this Agreement, will be prepared, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applied on a consistent basis. To TAM’s Knowledge, there is no applicable accounting rule, consensus or pronouncement that has been adopted by the CVM or the SEC, as the case may be, the IASB or any similar body as of, but is not in effect as of, the date of this Agreement that, if implemented, would reasonably be expected to have a TAM Material Adverse Effect (it being agreed that for purposes of this Section 2.06(b), effects resulting from or arising in connection with the matters set forth in clause (c) of the definition of the term “TAM Material Adverse Effect” shall not be excluded in determining whether a TAM Material Adverse Effect would reasonably be expected to occur).

(c) Each of TAM and its Subsidiaries has timely filed all submissions, reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2006 with the CVM, any TAM Stock Exchange, any TAM Airline Regulatory Entity and any other non-U.S. Governmental Entity, and has paid all fees and assessments due and payable in connection therewith, in each case other than any failures to file such reports, registrations, schedules, forms, statements or other documents, or to pay such fees and assessments, that individually or in the aggregate, have not had and would not reasonably be expected to have a TAM Material Adverse Effect.

(d) Neither TAM nor any of its Subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), other than those (i) reflected, reserved for or disclosed in the most recent balance sheet of TAM included in TAM’s Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the SEC prior to the date of this Agreement, (ii) incurred in the ordinary course of business consistent with past practice since December 31, 2009, (iii) incurred pursuant to the transactions contemplated in this Agreement or the Implementation Agreement, or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have a TAM Material Adverse Effect. Neither TAM nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among TAM and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, TAM or any of its Subsidiaries in the financial statements of TAM or any of its Subsidiaries or the TAM Financial Reporting Documents. None of TAM’s Subsidiaries are, or have at any time since January 1, 2006 been, subject to the reporting requirements of Section 13(a) or 15(d) of the U.S. Exchange Act.

(e) TAM and its Subsidiaries maintain disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the U.S. Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by TAM is recorded and reported on a timely basis to the individuals responsible for the preparation of TAM’s filings with the SEC and other public disclosure documents. TAM and its Subsidiaries maintain internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the U.S. Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of TAM and its consolidated Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of TAM and its consolidated Subsidiaries are being made only in accordance with authorizations of management and directors of TAM and its consolidated Subsidiaries, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of TAM and its consolidated Subsidiaries that could have a material effect on its financial statements. TAM has disclosed, based on its most recent evaluation prior to the date of this Agreement, to TAM’s auditors and the audit committee of TAM’s board of directors (A) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect TAM’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in TAM’s internal control over financial reporting. TAM has made available to LAN (i) a summary of any such disclosure made by management to TAM’s auditors and audit committee since January 1, 2006 and (ii) any communication since January 1, 2006 made by management or TAM’s auditors to the audit committee required or contemplated by listing standards of the TAM Stock Exchanges, the audit committee’s charter or professional standards of the IASB or Public Company Accounting Oversight Board.

(f) Since December 31, 2006, no material complaints from any source regarding accounting, internal controls or auditing matters, and no concerns from employees of TAM or any of its Subsidiaries regarding questionable accounting or auditing matters, have been received by TAM or any of its Subsidiaries. TAM has made available to LAN a summary of all material complaints or concerns relating to other matters made since December 31, 2006 through TAM’s whistle-blower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing TAM or any of its Subsidiaries, whether or not employed by TAM or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by TAM or any of its officers, directors, employees or agents to TAM’s chief legal officer, the audit committee (or other committee designated for the purpose) of the board of directors of TAM or the board of directors of TAM pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any TAM policy contemplating such reporting, including in instances not required by those rules.

SECTION 2.07. Absence of Certain Changes or Events. (i) Since December 31, 2009, there has not been any change in the business, results of operations, financial condition, assets or liabilities of TAM and its Subsidiaries, taken as a whole, or any other change, event, condition, development or occurrence (including any adverse change or development with respect to any such matters that existed on or prior to December 31, 2009) that, individually or in the aggregate, has had or would reasonably be expected to have a TAM Material Adverse Effect and (ii) since December 31, 2009, (A) each of TAM and its Subsidiaries has conducted its business in the ordinary course consistent with past practice and (B) neither TAM nor any of its Subsidiaries has taken any action which, if taken after the date of this Agreement, would require the consent of LAN under the Implementation Agreement.

SECTION 2.08. Litigation. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a TAM Material Adverse Effect: (a) there are no actions, suits, claims, allegations, hearings, proceedings, arbitrations, mediations, audits, inquiries or investigations (whether civil, criminal, administrative or otherwise) (collectively, “Actions”) pending or, to the Knowledge of TAM, threatened against TAM or any of its Subsidiaries, (b) neither TAM nor any of its Subsidiaries nor any of their respective properties, rights or assets is subject to, or bound by, any Order, and (c) there are no inquiries or investigations by any Governmental Entity or any whistle-blower complaints pending or, to the Knowledge of TAM, threatened against TAM or any of its Subsidiaries.

SECTION 2.09. Material Contracts. (a) As of the date of this Agreement, neither TAM nor any of its Subsidiaries is a party to or bound by any Contract (i) that is a “material contract” (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed as such in a TAM Financial Reporting Document prior to the date of this Agreement; (ii) that limits or purports to limit in any material respect any type or line of business in which TAM or any of its Subsidiaries (including, after giving effect to the Mergers, LAN or any of its Subsidiaries) may engage or any manner or locations in which any of them may so engage in any business; (iii) that is a(n) (A) alliance or other brand alliance agreement, (B) code sharing agreement, (C) frequent flyer participation agreement, (D) capacity purchase or similar agreement, (E) cooperation, joint venture, partnership, profit or revenue sharing agreement, (F) special prorate agreement or (G) interlining agreement with any air carrier (including all material amendments to each of the foregoing agreements), in each case that is material to the business, financial condition, results of operations or prospects of TAM and its Subsidiaries, taken as a whole; (iv) pursuant to which any Indebtedness of TAM or any of its Subsidiaries in excess of $50 million is outstanding or may be incurred that has not been filed in a TAM Financial Reporting Document prior to the date of this Agreement; (v) that involves or could reasonably be expected to involve aggregate payments by or to TAM and/or its Subsidiaries in excess of $30 million in any twelve-month period, except for any Contract that may be canceled without penalty or termination payments by TAM and/or its Subsidiaries upon notice of 60 days or less; (vi) any aircraft purchase agreement, engine purchase agreement or engine maintenance agreement that involves or is reasonably expected to involve aggregate payments by or to TAM or any of its Subsidiaries in excess of $30 million in any twelve-month period; or (vii) pursuant to which it is licensed to use Intellectual Property of a third party that is material to the operation of its business, or licenses to a third party rights in the Intellectual Property it owns. Each such Contract described in clauses (i) through (vii) (whether or not disclosed in the TAM Disclosure Schedule) is referred to herein as a “TAM Material Contract.”

(b) Each TAM Material Contract is, and after the consummation of the transactions contemplated by this Agreement and the Implementation Agreement will continue to be, a valid and binding obligation of TAM and its Subsidiaries (to the extent they are parties thereto or bound thereby) enforceable against TAM and, to TAM’s Knowledge, each other party thereto in accordance with its terms and is in full force and effect, and each of TAM and each of its Subsidiaries (to the extent they are party thereto or bound thereby) and, to TAM’s Knowledge, each other party thereto has performed in all material respects all obligations required to be performed by it under each TAM Material Contract. Neither TAM nor any of its Subsidiaries has received notice, nor does it have Knowledge, of any material violation or default in respect of any material obligation under (or any condition which with the passage of time or the giving of notice or both would result in such a violation or default), or any intention to cancel, terminate, change the scope of rights and obligations under or not to renew, any TAM Material Contract.

(c) Section 2.09(c) of the TAM Disclosure Schedule sets forth a true and complete list of all (i) alliance or brand alliance agreements, (ii) code sharing agreements, (iii) frequent flyer participation agreements, (iv) capacity purchase or similar agreements, (v) cooperation, joint venture, partnership, profit or revenue sharing agreements, (vi) special prorate agreements and (vii) interlining agreements with any air carrier to which TAM or any of its Subsidiaries is a party or is otherwise bound.

SECTION 2.10. Licenses; Compliance with Laws. (a) Section 2.10(a) of the TAM Disclosure Schedule sets forth a true and complete list of all of its (i) operating certificates, including the issuing Governmental Entity, date of issuance and date of expiration, and (ii) air traffic rights, including the issuing Governmental Entity, date of issuance and date of expiration, for both scheduled and non-scheduled operations of each of TAM and its Subsidiaries in effect as of the date of this Agreement.

(b) Each of TAM and its Subsidiaries has in effect all approvals, authorizations, registrations, certifications, filings, franchises, licenses, consents, variances, concessions, exemptions, orders, notices, permits, operating certificates, Slots and air service designations of, with or granted by all Governmental Entities and third parties including all licenses, certificates and permits from all Governmental Entities to act as an air carrier, as applicable (collectively, “Licenses”) necessary for it to own, lease or operate its properties, rights and other assets and to carry on its business and operations as currently conducted (collectively, the “TAM Licenses”). Each of TAM and its Subsidiaries is, and since December 31, 2006 has been, in compliance with (i) its obligations under each TAM License applicable to it and (ii) the rules and regulations of the Governmental Entity which issued such TAM License, in each case other than any failures to be in such compliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a TAM Material Adverse Effect. There is not pending nor, to TAM’s Knowledge, threatened by or before any Governmental Entity any material proceeding, notice of violation, order of forfeiture or complaint or investigation against TAM or any of its Subsidiaries relating to any TAM License, other than any such proceedings, notices, orders, complaints or investigations that, individually or in the aggregate, have not had and would not reasonably be expected to have a TAM Material Adverse Effect. No action of any Governmental Entity in granting any TAM License has been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to TAM’s Knowledge, threatened, any material application, petition, objection or other pleading with any Governmental Entity that challenges or questions the validity of, or any rights of the holder under, any TAM License, in each case other than any such action, application, petition, objection or pleading that, individually or in the aggregate, has not had and would not reasonably be expected to have a TAM Material Adverse Effect. The consummation of the Exchange Offer and/or Mergers will not cause, and there is no basis for, any revocation, modification, cancelation or transfer of any TAM Licenses that, individually or in the aggregate, would reasonably be expected to have a TAM Material Adverse Effect.

(c) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a TAM Material Adverse Effect, (i) each of TAM and its Subsidiaries is, and since December 31, 2006 has been, in compliance with all applicable Law and Orders and all applicable operating certificates, air carrier obligations, airworthiness directives, aviation regulations and other rules, regulations, directives, orders and policies of any TAM Airline Regulatory Entity applicable to it, its properties, rights or other assets or its businesses or operations and (ii) to TAM’s Knowledge, none of the officers, directors, or agents (in their capacity as such) of TAM or any of its Subsidiaries is, or since December 31, 2006 has been, in violation of any Law applicable to its properties, rights or other assets or its businesses or operations relating to (A) the use of corporate funds for political activity or for the purpose of obtaining or retaining business, (B) payments to government officials from corporate funds, or (C) bribes, rebates, payoffs, influence payments, kickbacks or the provision of similar benefits. No investigation or review by any Governmental Entity with respect to TAM or any of its Subsidiaries is pending or, to TAM’s Knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same, other than any such investigations or reviews that, individually or in the aggregate, have not had and would not reasonably be expected to have a TAM Material Adverse Effect.

(d) Each of TAM and its Subsidiaries is, and since December 31, 2006 has been, in compliance in all material respects with the U.S. Foreign Corrupt Practices Act and all other applicable non-U.S. Laws concerning bribery or corrupt payments (collectively, “Corrupt Practices Laws”). Since December 31, 2006, (i) neither TAM nor any of its Subsidiaries has made any voluntary disclosure of any actual or alleged violation or breach of any Corrupt Practices Law, (ii) no Governmental Entity has notified TAM or any of its Subsidiaries in writing of any actual or alleged violation or breach of any Corrupt Practices Law, (iii) to the Knowledge of TAM, neither TAM nor any of its Subsidiaries has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records, in each case conducted by a Governmental Entity and relating to TAM’s or any of its Subsidiary’s compliance with any Corrupt Practices Law and there is no basis for any such audit, review, inspection, investigation, survey or examination of records, (iv) neither TAM nor any of its Subsidiaries has been or is now under any administrative, civil or criminal charge or indictment or, to the Knowledge of TAM, investigation alleging noncompliance with any Corrupt Practices Law nor, to the Knowledge of TAM, is there any basis for any such charge, indictment or investigation, and (v) neither TAM nor any of its Subsidiaries has been or is now a party to any administrative or civil litigation or proceeding alleging noncompliance with any Corrupt Practices Law nor, to the Knowledge of TAM, is there any basis for any such Action.

SECTION 2.11. Environmental Matters. (a) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a TAM Material Adverse Effect: (i) TAM and its Subsidiaries have complied at all times with all applicable Environmental Laws; (ii) there have been no Releases of Hazardous Materials and Hazardous Materials are not otherwise present in, on, under, from or affecting any properties or facilities currently or formerly owned, leased or operated by TAM, any of its Subsidiaries or any predecessor of any of them; provided, however, that TAM may handle and transport dangerous goods as detailed in, and in accordance with, International Air Transport Association’s (“IATA”) Dangerous Goods Regulations; (iii) neither TAM nor any of its Subsidiaries nor, to the Knowledge of TAM, any other Person whose conduct could result in liability to TAM or any of its Subsidiaries has Released any Hazardous Materials at any other location; (iv) neither TAM nor any of its Subsidiaries nor, to the Knowledge of TAM, any predecessor of any of them is subject to Order of or with any Governmental Entity or any indemnity obligation or other Contract with any other Person relating to obligations or liabilities under Environmental Laws or concerning Hazardous Materials; (v) neither TAM nor any of its Subsidiaries has received any claim, notice or complaint, or is subject to any proceeding, relating to noncompliance with or liability under Environmental Laws or to Hazardous Materials, and no such matter has been threatened to the Knowledge of TAM; (vi) to the best knowledge of TAM, there are no other circumstances or conditions involving TAM or any of its Subsidiaries that could reasonably be expected to result in any claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (vii) TAM has delivered to LAN copies of all environmental reports, studies, assessments, sampling data, analyses, memoranda and other environmental information in its possession relating to TAM or its Subsidiaries or their respective current and former properties, facilities or operations.

(b) For the purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Environmental Laws” means any federal, state, local or foreign statute, Law or Order relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Materials or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to Persons or property relating to any Hazardous Materials.

(ii) “Hazardous Materials” means (A) petroleum, petroleum products and by-products, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, electronic, medical or infectious wastes, polychlorinated biphenyls, radon gas, mold, radioactive substances, chlorofluorocarbons and all other ozone-depleting substances and (B) any other chemical, material, substance, waste, pollutant, contaminant or any dangerous goods generally that could result in liability under, or that is prohibited, limited or regulated by or pursuant to, any Environmental Law.

(iii) “Release” means any spilling, leaking, pumping, pouring, emitting, placing, emptying, discharging, injecting, escaping, leaching, dumping, disposing or arranging for disposal or migrating into or through the environment or any natural or man-made structure.

SECTION 2.12. Labor and Employment Matters. TAM and its Subsidiaries have complied in all material respects with all applicable labor, social security and health and safety Law in connection with all of the employees of TAM and its Subsidiaries. The salaries and other compensation payable to the senior management and other employees of TAM and all of its Subsidiaries have been and are currently being paid in accordance with applicable Laws and all Contracts with any employees of TAM or any of its Subsidiaries. As of the date of this Agreement, Section 2.12 of the TAM Disclosure Schedule sets forth a true and complete list of collective bargaining or other labor union Contracts applicable to any employees of TAM or any of its Subsidiaries. Since December 31, 2006, there have been no strikes, work stoppages or lockouts by or with respect to any employee of TAM or any of its Subsidiaries, other than any such strikes, work stoppages or lockouts that, individually or in the aggregate, have not had and would not reasonably be expected to have a TAM Material Adverse Effect. Neither TAM nor any of its Subsidiaries has breached or otherwise failed to comply with any provision of any collective bargaining or other labor union Contract applicable to any employees of TAM or any of its Subsidiaries, and there are no written grievances or written complaints outstanding or, to TAM’s Knowledge, threatened against TAM or any of its Subsidiaries under any such Contract other than any such breaches, failures to comply, grievances or complaints that, individually or in the aggregate, have not had and would not reasonably be expected to have a TAM Material Adverse Effect. TAM has made available to LAN and its Representatives true and complete copies of all Contracts set forth in Section 2.12 of the TAM Disclosure Schedule, including all amendments applicable to such Contracts. There are no illegal labor practice complaints or other material labor Actions pending against TAM or any of its Subsidiaries and, to TAM’s Knowledge, no circumstances exist that could be the legitimate basis of such complaint or Action except for any complaints or Actions that, individually or in the aggregate, have not had and would not reasonably be expected to have a TAM Material Adverse Effect.

SECTION 2.13. Aircraft. (a) Section 2.13(a)(i) of the TAM Disclosure Schedule sets forth a true and complete list of (i) all aircraft operated under the operating certificate of TAM or any of its Subsidiaries and (ii) all aircraft owned or leased by TAM or any of its Subsidiaries, in each case as of October 15, 2010 (collectively, the “TAM Aircraft”), including a description of the type and manufacturer serial number of each such aircraft. Section 2.13(a)(ii) of the TAM Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, containing all Contracts (other than (x) existing aircraft leases or (y) Contracts that may be terminated or canceled by TAM or any of its Subsidiaries without incurring any penalty or other material liability except for the forfeiture of any previously made prepayment or deposit) pursuant to which TAM or any of its Subsidiaries has a binding obligation to purchase or lease aircraft (collectively, regardless of whether they are listed in the TAM Disclosure Schedule, the “TAM Aircraft Contracts”), including for each TAM Aircraft Contract the manufacturer and model of all aircraft subject thereto, the nature of the purchase or lease obligation (e.g., firm commitment, subject to reconfirmation or otherwise) and the anticipated year of delivery of each aircraft thereunder. Except as identified in writing by TAM to LAN prior to the date of this Agreement, TAM has delivered or made available to LAN redacted (as to pricing and other commercially sensitive terms) copies of all TAM Aircraft Contracts, including all amendments, modifications and supplements thereto.

(b) Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a TAM Material Adverse Effect:

(i) each TAM Aircraft has a validly issued, current individual aircraft Certificate of Airworthiness and Nationality issued by ANAC and, if required by applicable Law, operation specifications approved by the FAA and the competent department of Paraguay with respect to such TAM Aircraft and all requirements for the effectiveness of each such certificate and operation specifications have been satisfied;

(ii) other than any grounded TAM Aircraft, each TAM Aircraft’s structure, systems and components are functioning in accordance with their respective intended uses as set forth in any applicable TAM Airline Regulatory Entity, manufacturer or otherwise contractually approved maintenance program (or are in the process of repair or maintenance), including any applicable manuals, technical standard orders or parts manufacturing approval certificates, and all grounded TAM Aircraft are being stored in accordance with any applicable TAM Airline Regulatory Entity, manufacturer or otherwise contractually approved maintenance program;

(iii) all deferred maintenance items and temporary repairs with respect to each such TAM Aircraft have been or will be made materially in accordance with any applicable TAM Airline Regulatory Entity, manufacturer or otherwise contractually approved maintenance programs;

(iv) each TAM Aircraft is properly registered on the aircraft registry of each applicable TAM Airline Regulatory Entity;

(v) neither TAM nor any of its Subsidiaries is a party to any interchange or pooling agreements with respect to its TAM Aircraft, except for interchange or pooling agreements among TAM’s Subsidiaries, other than parts pooling agreements entered into in the ordinary course of business; and

(vi) neither TAM nor any of its Subsidiaries has retained any maintenance obligations with respect to any TAM Aircraft that has been leased by TAM or any of its Subsidiaries to a third-party lessee.

(c) Section 2.13(c)(i) of the TAM Disclosure Schedule sets forth a true and complete list, as of October 15, 2010, of all aircraft operated pursuant to a capacity purchase or prorate agreement (collectively, and regardless of whether they are listed in the TAM Disclosure Schedule, the “TAM Contract Flight Agreements”), including a description of the operator, type and number of each such aircraft and any minimum utilization requirements applicable to such aircraft. Section 2.13(c)(ii) of the TAM Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, containing all TAM Contract Flight Agreements. Except as identified in writing by TAM to LAN prior to the date of this Agreement, TAM has delivered or made available to LAN redacted (as to pricing and other commercially sensitive terms) copies of all TAM Contract Flight Agreements, including all amendments thereto.

(d) Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a TAM Material Adverse Effect, to TAM’s Knowledge, as of the date of this Agreement there is no ongoing strike, work stoppage or lockout by or with respect to any employee of any counterparty to a TAM Contract Flight Agreement.

SECTION 2.14. TAM Slots and Operating Rights. Section 2.14 of the TAM Disclosure Schedule sets forth a true, correct and complete list of all takeoff and landing slots, operating authorizations from any Governmental Entity and other similar designated takeoff and landing rights (collectively, “Slots”) used or held by TAM or any of its Subsidiaries (collectively, the “TAM Slots”) on the date of this Agreement at any domestic or international airport and such list indicates any TAM Slots that have been permanently allocated to another air carrier and in which TAM and its Subsidiaries hold only temporary use rights. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a TAM Material Adverse Effect, (a) each of TAM and its Subsidiaries has complied in all material respects with the requirements of all of the rules and regulations issued by any Governmental Entity and all Laws relating to the TAM Slots, (b) neither TAM nor any of its Subsidiaries has received any notice of any proposed withdrawal of any TAM Slots by any Governmental Entity, (c)(i) the TAM Slots have not been designated for the provision of essential air service under the regulations of the FAA, were not acquired pursuant to 14 C.F.R. Section 93.219 and have not been designated for international operations, as more fully detailed in 14 C.F.R. Section 93.217 and (ii) to the extent covered by 14 C.F.R. Section 93.227 or any order, notice or requirement of the FAA or any other Governmental Entity, TAM and its Subsidiaries have used the TAM Slots (or the TAM Slots have been used by other operators) either at least 80% of the maximum amount that each TAM Slot could have been used during each full reporting period (as described in 14 C.F.R. Section 93.227(i) or any such order, notice or requirement) or such greater or lesser amount of minimum usage as may have been required to protect such TAM Slot’s authorization from termination or withdrawal under regulations or waivers established by any Governmental Entity or airport authority, (d) all reports required by any Governmental Entity relating to the TAM Slots have been filed in a timely manner and (e) neither TAM nor any of its Subsidiaries has agreed to any future TAM Slot slide, TAM Slot trade (except for seasonal swaps), TAM Slot purchase, TAM Slot sale, TAM Slot exchange, TAM Slot lease or TAM Slot transfer of any of the TAM Slots that has not been consummated or otherwise reflected on Section 2.14 of the TAM Disclosure Schedule.

SECTION 2.15. Major TAM Airports. As of the date of this Agreement, no airport authority at International Airport of São Paulo—Guarulhos, Congonhas Airport—São Paulo or Santos Dumont Airport (each such airport, a “Major TAM Airport”) has taken or, to TAM’s Knowledge, threatened to take any action that would reasonably be expected to materially interfere with the ability of TAM and its Subsidiaries to conduct their respective operations at any Major TAM Airport in the same manner as currently conducted in all material respects.

SECTION 2.16. Employee Benefits. (a) Section 2.16(a) of the TAM Disclosure Schedule sets forth a list of all employee benefit plans and all profit-sharing plans, stock purchase, stock option, stock appreciation right, restricted stock, restricted stock unit, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements maintained for the benefit of any current or former employee, independent consultant, officer or director of TAM or any of its Subsidiaries (collectively, “TAM Employees”) by TAM or its Subsidiaries or by any trade or business, whether or not incorporated (such plans, “TAM Benefit Plans”). True and complete copies of all TAM Benefit Plans listed in Section 2.16(a) of the TAM Disclosure Schedule, including any trust instruments, insurance contracts, the most recent actuarial report and, with respect to any employee stock ownership plan, loan agreements forming a part of any TAM Benefit Plans, and all amendments thereto have been made available or provided to LAN. All the obligations with respect to the TAM Benefit Plans granted to TAM Employees have been timely paid, and TAM and its Subsidiaries are not in default of any material obligations under the TAM Benefit Plans. All benefits are being administered, in all material aspects, in accordance with their respective terms, and also comply, in all material aspects, with the provisions of applicable Law, as well as with IFRS. There are no pending issues or Actions against TAM and its Subsidiaries involving these benefits, except for routine indemnity claims in respect of the benefits up to the date of execution of this Agreement.

(b) With respect to each TAM Benefit Plan: (i) no disputes are pending or threatened and (ii) neither TAM nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired TAM Employees.

(c) To the extent required by applicable Law or IFRS, all contributions required to be made under each TAM Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each TAM Benefit Plan have been properly accrued and reflected in the TAM Financial Reporting Documents. There has been no amendment to, announcement by TAM or any of its Subsidiaries relating to, or change in employee participation or coverage under, any TAM Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. No TAM Benefit Plan exists that, as a result of the execution of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could reasonably be expected to (i) entitle any TAM Employee to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation, benefits or awards (including TAM Stock-Based Awards) under, increase the amount payable or result in any other material obligation pursuant to, any of the TAM Benefit Plans, (iii) limit or restrict the right of TAM or, after the consummation of the transactions contemplated hereby, LAN to merge, amend or terminate any of the Benefit Plans or (iv) cause TAM to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award.

SECTION 2.17. Taxes. (a) Each of TAM and its Subsidiaries has (i) timely filed all material Tax Returns required to be filed by any of them (taking into account applicable extensions) and all such Tax Returns were true, correct and complete in all material respects when filed, (ii) timely paid or accrued (in accordance with Brazilian Law) all material Taxes for all Tax periods whether or not shown to be due on such Tax Returns, and (iii) withheld from its employees, creditors or other third parties and, to the extent required to be paid, have timely paid to the appropriate Governmental Entities or set aside in an account for such purpose proper and accurate amounts in compliance with all Tax withholding provisions (including income, social security and employment Tax withholding for all types of compensation).

(b) TAM has made available to LAN true and correct copies of the Corporate Economic and Tax Information Statement (DIPJ) and related Tax Returns filed by TAM and its Subsidiaries for each of the three most recent fiscal years.

(c) There are no pending, and neither TAM nor any Subsidiary has received written notice of any, material national, local or foreign Tax audits or examinations of TAM or its Subsidiaries. No material deficiency for any Taxes has been proposed, asserted or assessed against TAM or any Subsidiary that has not been resolved and paid in full.

(d) There are no outstanding waivers to extend the statutory period of limitations applicable to the assessment of any material Taxes or material Tax deficiencies against TAM or any of its Subsidiaries.

(e) Neither TAM nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes.

(f) No rulings (autos de infração) have been entered into or issued by any Tax authority with respect to TAM or any of its Affiliates.

(g) There are no material Liens for Taxes upon the assets, properties or rights of TAM or any of its Subsidiaries that are not provided for in the TAM Financial Reporting Documents, except Liens for Taxes not yet due and payable and Liens for Taxes that are being contested in good faith, which contest, if determined adversely to TAM, would not individually or in the aggregate have or reasonably be expected to have a TAM Material Adverse Effect.

(h) Neither TAM nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated Corporate Economic and Tax Information Statement (other than a group in common with LAN), or has any liability for Taxes of any Person (other than TAM or its Subsidiaries), as a transferee or successor, by contract or otherwise.

(i) There are no pending obligations or any non-compliance by TAM with respect to any tax installment programs or tax amnesties of TAM or any of its Subsidiaries.

(j) Section 2.17(j) of the TAM Disclosure Schedule sets forth a current list of each partnership, joint venture and limited liability company in which TAM beneficially owns a material interest.

(k) For the purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Tax” means any and all taxes, charges, fees, levies or other assessments, including income, gross receipts, excise, real or personal property, sales, withholding, social security, occupation, use, service, service use, value added, license, net worth, payroll, franchise, transfer and recording taxes, fees and charges, imposed by the Federal Revenue Office (FRO) or any other taxing authority (whether domestic or foreign, including any state, local or foreign government or any subdivision or taxing agency thereof), whether computed on a separate, consolidated, unitary, combined or any other basis, and such term shall include any interest, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments.

(ii) “Tax Return” means any report, return, document, declaration or other information or filing (including any attachments or schedules thereto and any amendments thereof) required to be supplied to any Person, Governmental Entity or jurisdiction (foreign or domestic) with respect to Taxes.

SECTION 2.18. Intellectual Property. (a) Section 2.18(a) of the TAM Disclosure Schedule sets forth a true and complete list of all Intellectual Property owned by TAM or its Subsidiaries as of the date of this Agreement that is currently registered with or subject to a pending application for registration before any Governmental Entity or internet domain name registrar. All of such Intellectual Property is owned exclusively by TAM or any of its Subsidiaries free and clear of any Liens, is subsisting and, to the Knowledge of TAM, is valid and enforceable, and is not subject to any outstanding order, judgment, decree or agreement adversely affecting

TAM’s or any of its Subsidiaries’ use of, or its rights to, such Intellectual Property, except in the case of any Liens, failures to be subsisting, valid and enforceable, or any order, judgment, decree or agreement that, individually or in the aggregate, have not had and would not reasonably be expected to have a TAM Material Adverse Effect.

(b) TAM and its Subsidiaries own or hold exclusive or non-exclusive licenses in or have sufficient rights to use all Intellectual Property used in their business as presently conducted, all of which rights shall survive unchanged the consummation of the transactions contemplated by this Agreement.

(c) TAM and its Subsidiaries, as a result of the acquisition by its Subsidiary TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A., exclusively owns all rights, title and interest in and to the “TAM” name and trademark and all goodwill associated therewith, free and clear of any Liens, all of which rights are subsisting and, to the Knowledge of TAM, valid and enforceable, and are not subject to any outstanding order, judgment, decree or agreement adversely affecting TAM’s or its Subsidiaries’ use thereof, or its rights thereto.

(d) TAM and its Subsidiaries have not granted any licenses or other rights to third parties to use their Intellectual Property other than non-exclusive licenses granted in the ordinary course of business pursuant to standard terms which have been previously provided to LAN. Consummation of the transactions contemplated by this Agreement will not create any license under or Liens on any Intellectual Property owned by TAM or its Subsidiaries.

(e) To the Knowledge of TAM, the conduct of business as currently conducted by TAM and its Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Person, and since December 31, 2006 there has been no such claim, action or proceeding asserted or, to TAM’s Knowledge, threatened against TAM or any of its Subsidiaries or any Person seeking indemnity therefor from TAM or any of its Subsidiaries, in each case other than any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a TAM Material Adverse Effect. There is no claim, action or proceeding pending or, to the Knowledge of TAM, threatened against TAM or any of its Subsidiaries or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property rights claimed to be owned by TAM or any of its Subsidiaries or used or alleged to be used in the business of TAM or any of its Subsidiaries other than any such claims, actions or proceedings that, individually or in the aggregate, have not had and would not reasonably be expected to have a TAM Material Adverse Effect. To the Knowledge of TAM, no Person is infringing, misappropriating or otherwise violating in any material manner the Intellectual Property rights owned by TAM or any of its Subsidiaries.

(f) The IT Assets used by TAM and its Subsidiaries in the operation of their respective businesses (i) perform sufficiently as required by TAM and its Subsidiaries for the operation of their respective businesses as currently conducted and (ii) since December 31, 2008 have not malfunctioned or failed, other than any such failures to operate and perform or any such malfunctions or failures that, individually or in the aggregate, have not had and would not reasonably be expected to have a TAM Material Adverse Effect. Since December 31, 2006, TAM and its Subsidiaries have maintained backup and disaster recovery technologies that is reasonable and consistent with industry practices in all material respects.

SECTION 2.19. Information Supplied. None of the information supplied or to be supplied by or on behalf of TAM or any of its Subsidiaries specifically for inclusion or incorporation by reference into (i) the Form F-4 will, at the time the Form F-4 is filed with the SEC and at the time it becomes effective under the U.S. Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Schedule TO or the offer to exchange/prospectus included in the Form F-4 (as amended or supplemented from time to time, the “Offer to Exchange/Prospectus”) or the Brazilian Exchange Offer Documents will, at the date on which the Offer to Exchange/Prospectus and the Brazilian Exchange Offer Documents are first distributed to the holders of Free Float Shares

(the “Distribution Date”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Offer to Exchange/Prospectus and the Brazilian Exchange Offer Documents will, on the Distribution Date, comply as to form in all material respects with the requirements of applicable Law; provided, however, that the foregoing representation and warranty shall not apply with respect to any information supplied by or on behalf of LAN or any of its Subsidiaries which is contained or incorporated by reference into the Offer to Exchange/Prospectus or the Brazilian Exchange Offer Documents.

SECTION 2.20. Voting Requirements. The Requisite TAM Shareholder Approval is the only vote of the holders of any class or series of capital stock of TAM necessary to approve the transactions contemplated by this Agreement and the other Transaction Agreements other than any additional vote that may be required by the CVM or the Bovespa. The Requisite Sister Holdco Shareholder Approval is the only vote of the holders of any class or series of capital stock of Sister Holdco necessary to approve the Mergers and the other transactions contemplated by this Agreement and the other Transaction Agreements other than any additional vote that may be required by the SVS. The Requisite Holdco 2 Shareholder Approval is the only vote of the holders of any class or series of capital stock of Holdco 2 necessary to approve the Mergers and the other transactions contemplated by this Agreement and the other Transaction Agreements other than any additional vote that may be required by SVS.

SECTION 2.21. Affiliate Transactions. There are no transactions, Contracts, arrangements, commitments or understandings between TAM or any of its Subsidiaries, on the one hand, and any of their Affiliates (other than TAM or any of its Subsidiaries), on the other hand, that would be required to be disclosed by TAM under Item 404 of Regulation S-K under the Securities Act.

SECTION 2.22. Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person (other than BTG Pactual) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of TAM or any of its Subsidiaries. TAM has shown to LAN complete and accurate copies of all Contracts under which any such fees or expenses are payable and all indemnification and other Contracts related to the engagement of the Persons to whom such fees are payable.

SECTION 2.23. Fairness Opinion. Prior to the execution of this Agreement, the TAM Board received the oral opinion (which was subsequently confirmed in writing) of BTG Pactual to the effect that, as of the date thereof and based upon and subject to the matters and limitations set forth in such written opinion, each of the Holdco 2 Exchange Ratio and the Sister Holdco Exchange Ratio is fair from a financial point of view to TAM. Such opinion has not been amended or rescinded as of the date of this Agreement. TAM shall deliver to LAN a copy of the written opinion of BTG Pactual for informational purposes only promptly following receipt thereof.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF LAN

Except as set forth in the LAN Financial Reporting Documents filed with the SEC or the SVS, as the case may be, and made publicly available after December 31, 2009 and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent that they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered by LAN to TAM not less than 24 hours prior to entering into this Agreement (the “LAN Disclosure Schedule”) (it being agreed that (i) the disclosure of any fact or item in any section or subsection of the LAN Disclosure Schedule whose relevance to any other section or subsection of this Agreement is reasonably apparent from the face of such disclosure shall also be deemed to be disclosed in the section or subsection of the LAN Disclosure Schedule that corresponds to such other section or subsection of this Agreement and (ii) the exclusion with respect to the LAN Financial Reporting Documents shall not apply to Section 3.03, Section 3.06(a) or Section 3.06(b)), LAN hereby represents and warrants to TAM as follows:

SECTION 3.01. Organization, Standing and Corporate Power; Subsidiaries. (a) Each of LAN and its Subsidiaries has been duly organized and is validly existing and (with respect to jurisdictions that recognize such concept) in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has all requisite power and authority and possesses all governmental licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold and use its properties, rights and other assets and to carry on its business and operations as currently conducted, other than any such failures to have such power, authority, governmental licenses, permits, authorizations or approvals or any such failures of Subsidiaries of LAN to be duly organized, validly existing or in good standing, that, individually or in the aggregate, have not had and would not reasonably be expected to have a LAN Material Adverse Effect. Each of LAN and its Subsidiaries is duly qualified or licensed to do business and (with respect to jurisdictions that recognize such concept) is in good standing in each jurisdiction in which the nature of its business or operations or its ownership, leasing, holding or use of its properties, rights or other assets makes such qualification, licensing or good standing necessary, other than any such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a LAN Material Adverse Effect. Each of LAN and its Airline Affiliates is an air carrier duly authorized to act as such by the Governmental Entity of competent jurisdiction with which it holds its operating authority.

(b) Section 3.01(b) of the LAN Disclosure Schedule lists, as of the date of this Agreement, each of LAN’s “significant subsidiaries,” as such term is defined in Section 1-02 of Regulation S-X promulgated by the SEC. All of the Equity Securities and Convertible Securities of each Subsidiary of LAN are owned of record and beneficially, directly or indirectly, by LAN. All the issued and outstanding Equity Securities of each Subsidiary of LAN have been validly issued and are fully paid and nonassessable and are owned of record and beneficially, directly or indirectly, by LAN free and clear of all Liens and free of any restriction on the right to vote, sell or otherwise dispose of such Equity Securities. Except for the Equity Securities of the Subsidiaries of LAN, LAN does not own, directly or indirectly, any Equity Securities or Convertible Securities of any Person.

SECTION 3.02. By-laws. LAN has made available to TAM, prior to the date of this Agreement, a complete and accurate copy of the by-laws of LAN (the “LAN By-laws”) in the form attached as Exhibit 6 and the by-laws or comparable organizational documents of each of LAN’s “significant subsidiaries,” as such term is defined in Section 1-02 of Regulation S-X promulgated by the SEC (collectively, the “LAN Subsidiary By-laws”), in each case as amended to the date of this Agreement. Each of the LAN By-laws and the LAN Subsidiary By-laws is in full force and effect and no other organizational documents are applicable to, or binding upon, LAN or any Subsidiary of LAN.

SECTION 3.03. Capitalization. (a) The authorized capital stock of LAN consists of 341 million shares of LAN Common Stock. At the close of business on January 18, 2011 (the “LAN Capitalization Date”):

(i) 338,790,909 shares of LAN Common Stock were issued and outstanding and no shares of LAN Common Stock were held by LAN in its treasury; and

(ii) 2,209,091 shares of LAN Common Stock were reserved and available for issuance pursuant to outstanding options to purchase LAN Common Stock (whether vested or unvested, exercisable or unexercisable) (collectively, the “LAN Stock Options”).

Section 3.03(a) of the LAN Disclosure Schedule contains a correct and complete list as of the date of this Agreement of all of the outstanding LAN Stock Options issued under a resolution passed by the board of directors of LAN on November 5, 2009 (the “LAN Stock Plans”), including the date of grant, vesting terms, term, number of shares of LAN Common Stock issuable upon exercise and the exercise price per share of LAN Common Stock.

(b) Except as set forth above in Section 3.03(a), at the close of business on the LAN Capitalization Date, no Equity Securities or Convertible Securities of LAN were issued, reserved for issuance or outstanding. At the close of business on the LAN Capitalization Date, (i) no shares of LAN Common Stock were owned by any Subsidiary of LAN and (ii) there were no outstanding stock options, stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of LAN Common Stock or any other Equity Securities of LAN on a deferred basis or other rights that are linked to the value of the shares of LAN Common Stock or any other Equity Securities of LAN (collectively, “LAN Stock-Based Awards”) other than the LAN Stock Options specified in Section 3.03(a). All outstanding shares of LAN Common Stock are, and all shares of LAN Common Stock which may be issued pursuant to the LAN Stock Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other Indebtedness of LAN having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) with the shareholders of LAN on any matters. Except as set forth above in Section 3.03(a) and for issuances of shares of LAN Common Stock issuable pursuant to the LAN Stock Options specified in Section 3.03(a) or as may otherwise be permitted under the Implementation Agreement, (x) there are not issued, reserved for issuance or outstanding (A) any Equity Securities of LAN or any of its Subsidiaries, (B) any Convertible Securities of LAN or any of its Subsidiaries, (C) any obligations of LAN or any of its Subsidiaries to issue any Equity Securities or Convertible Securities of LAN or any of its Subsidiaries or (D) any LAN Stock-Based Awards and (y) there are not any outstanding obligations of LAN or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities or Convertible Securities of LAN or any of its Subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities, and neither LAN nor any of its Subsidiaries is a party to any voting Contract with respect to the voting of any such securities.

(c) Each LAN Stock Option was properly accounted for on the books and records of LAN and qualifies for the Tax and accounting treatment afforded thereto in LAN’s Tax Returns and financial statements, respectively. Each grant of LAN Stock Options was made in accordance with the terms of the applicable LAN Stock Plan and any applicable Law and regulatory rules or requirements and has a grant date identical to the date on which it was actually granted or awarded by LAN’s board of directors or the compensation committee thereof. The per share exercise price of each LAN Stock Option was determined in accordance with the applicable LAN Stock Plan.

SECTION 3.04. Authority. LAN has all requisite corporate power and authority to execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby; provided, however, that LAN shall not have the power and authority to consummate the Mergers unless and until the holders of at least two-thirds of the outstanding shares of LAN Common Stock vote to approve the Mergers and the other transactions contemplated by this Agreement at a duly called and held meeting of the shareholders of LAN (such approval, the “Requisite LAN Shareholder Approval”). The execution, delivery and performance of this Agreement and such other Transaction Agreements by LAN and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of LAN other than the Requisite LAN Shareholder Approval and no other corporate proceedings on the part of LAN or its shareholders other than the Requisite LAN Shareholder Approval are necessary to authorize this Agreement and such other Transaction Agreements or to consummate the transactions contemplated hereby and thereby. This Agreement and the other Transaction Agreements to which LAN is a party have been duly executed and delivered by LAN and constitute legal, valid and binding obligations of LAN, enforceable against LAN in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Law of general applicability relating to or affecting the rights of creditors and to the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law). The board of directors of LAN (the “LAN Board”) has unanimously, by resolutions duly adopted at a meeting duly called and held, approved this Agreement, the other Transaction Agreements, the Mergers and the other transactions contemplated by this Agreement and the other Transaction Agreements subject to receipt of the Requisite LAN Shareholder Approval, which resolutions have not as of the date of this Agreement been subsequently rescinded, modified or withdrawn in any way.

SECTION 3.05. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement and the other Transaction Agreements to which LAN is a party by LAN do not, and the performance of this Agreement and the other Transaction Agreements by LAN and consummation of the transactions contemplated by this Agreement and the other Transaction Agreements will not, conflict with, or result in any violation or breach of, or default (with or without notice, lapse of time or both) under, or result in any termination or modification of or acceleration under, or any change in any right, obligation or benefit under, or result in any Lien on any property or assets of LAN or any of its Subsidiaries pursuant to, (i) the LAN By-laws or any LAN Subsidiary By-laws, (ii) any Contract to which LAN or any of its Subsidiaries is a party or by which any of them or any of their respective properties, rights or other assets is bound or subject or (iii) assuming the consents, approvals, filings and other matters referred to in Section 3.05(b) are duly obtained or made, any Law or Order applicable to LAN, any of its Subsidiaries or their respective properties, rights or other assets, other than, in the case of clause (ii), any such conflicts, violations, breaches, defaults, terminations, modifications, accelerations, changes or Liens that, individually or in the aggregate, would not reasonably be expected to have a LAN Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement and and the other Transaction Agreements to which LAN is a party by LAN, the consummation of the transactions contemplated hereby and thereby and the continuing operation of the businesses of LAN and its Subsidiaries after the Effective Time do not and will not require any consent, approval, order, authorization or permit of, action by, filing or registration with or notification to any Governmental Entity other than (i) any application, filing or submission required to be made and any consent, approval, authorization or authority required to be made or obtained under the Brazilian Aeronautical Code, the Chilean Aeronautical Code, Title 49 of the U.S. Code or under any regulation, rule, order, notice or policy of ANAC, DGAC, JAC, the FAA, the DOT, the FCC and the DHS, including the TSA, and any similar Governmental Authority in the E.U., (ii) the filing of the Schedule TO, the Form F-4 and the other Exchange Offer Documents and the Schedule 14D-9 with the SEC, the declaration of effectiveness of the Form F-4 by the SEC, and the filing with the SEC of such reports under, and such other compliance with, the U.S. Securities Laws in connection with the Exchange Offer and Mergers, (iii) the filing of the Formulário de Referência of LAN with the CVM, the Brazilian Exchange Offer Documents with the CVM, the Level II BDR Program for the LAN BDRs with the CVM and the Bovespa and the filings with the SVS and the SSE in connection with the Exchange Offer and the Mergers, (iv) any notices, filings or approvals under the competition, merger control, antitrust or similar Law listed in Section 3.05(b) of the LAN Disclosure Schedule, (v) such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states of the United States in connection with the Exchange Offer and Mergers, (vi) any consent, approval, order, authorization, authority, transfer, waiver, disclaimer, registration, declaration or filing required to be made or obtained from any other Governmental Entity that regulates any aspect of airline operations or business, including environmental (e.g., noise, air emissions and water quality), aircraft, air traffic control and airport communications, agricultural, export/import, immigration and customs (collectively with the Governmental Entities referred to in clause (i) above, the “LAN Airline Regulatory Entities”), (vii) any filings required under the rules and regulations of the SSE or the NYSE (together with the SSE, the “LAN Stock Exchanges”) or the Bovespa and (viii) such other consents, approvals, orders, authorizations, permits, actions, notifications, registrations, declarations and filings which, if not obtained or made, individually or in the aggregate, would not reasonably be expected to have a LAN Material Adverse Effect.

SECTION 3.06. LAN Financial Reporting Documents; Financial Statements; No Undisclosed Liabilities. (a) LAN has filed or furnished, as applicable, on a timely basis, all reports, schedules, forms, statements, certifications and other documents (including exhibits and other information incorporated therein) with or to, as applicable, the SVS or the SEC that were required to be so filed or furnished by LAN since December 31, 2006 (such documents, together with any documents so filed or furnished during such period by LAN on a voluntary basis, the “LAN Financial Reporting Documents”). On the date on which it was filed with or furnished to the SVS or the SEC, as the case may be, each LAN Financial Reporting Document so filed or furnished prior to the date of this Agreement complied in all material respects with the applicable requirements of the U.S. Securities Laws or other applicable securities Laws, and on the date on which it will be filed with or furnished to the SVS or the SEC, as the case may be, each LAN Financial Reporting Document so filed or furnished on or after the date of this Agreement will comply in all material respects with such requirements. On the date on which it was filed with or furnished to the SVS or the SEC, as the case may be, no LAN Financial Reporting Document so filed or furnished prior to the date of this Agreement contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. On the date on which it will be filed with or furnished to the SVS or the SEC, as the case may be, no LAN Financial Reporting Document so filed or furnished on or after the date of this Agreement will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Since December 31, 2006, LAN has complied in all material respects with all applicable requirements of the U.S. Securities Laws or other applicable securities Law, including the Sarbanes-Oxley Act, and the rules and regulations thereunder with respect thereto, and the LAN Stock Exchanges.

(b) Each of the consolidated statements of financial position included in or incorporated by reference into the LAN Financial Reporting Documents fairly presents, or in the case of LAN Financial Reporting Documents filed with or furnished to the SVS or the SEC, as the case may be, on or after the date of this Agreement, will fairly present, in each case in all material respects, the consolidated financial position of LAN as of its date and each consolidated statement of income by function, consolidated statement of comprehensive income by function, statement of changes in net equity and consolidated statement of net cash flows, included in or incorporated by reference in the LAN Financial Reporting Documents fairly presents, or in the case of LAN Financial Reporting Documents filed with or furnished to the SVS or the SEC, as the case may be, on or after the date of this Agreement, will fairly present, in each case in all material respects, the results of their operations, comprehensive income by function, changes in net equity and net cash flows, respectively, for the periods covered thereby (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), and each of the foregoing financial statements was prepared or, in the case of LAN Financial Reporting Documents filed with or furnished to the SVS or the SEC, as the case may be, on or after the date of this Agreement other than those prepared under the generally acceptable accounting principles in Chile and those reconciled to the generally acceptable accounting principles in the United States until December 31, 2008, will be prepared, in accordance with IFRS as issued by the IASB applied on a consistent basis. To LAN’s Knowledge, there is no applicable accounting rule, consensus or pronouncement that has been adopted by the SVS or the SEC, as the case may be, the IASB or any similar body as of, but is not in effect as of, the date of this Agreement that, if implemented, would reasonably be expected to have a LAN Material Adverse Effect (it being agreed that for purposes of this Section 3.06(b), effects resulting from or arising in connection with the matters set forth in clause (c) of the definition of the term “LAN Material Adverse Effect” shall not be excluded in determining whether a LAN Material Adverse Effect would reasonably be expected to occur).

(c) Each of LAN and its Subsidiaries has timely filed all submissions, reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2006 with the SVS, any LAN Stock Exchange, any LAN Airline Regulatory Entity and any other non-U.S. Governmental Entity, and has paid all fees and assessments due and payable in connection therewith, in each case, other than any failures to file such reports, registrations, schedules, forms, statements or other documents, or to pay such fees and assessments, that individually or in the aggregate, have not had and would not reasonably be expected to have a LAN Material Adverse Effect.

(d) Neither LAN nor any of its Subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), other than those (i) reflected, reserved for or disclosed in the most recent balance sheet of LAN included in LAN’s Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the SEC prior to the date of this Agreement, (ii) incurred in the ordinary course of business consistent with past practice since December 31, 2009, (iii) incurred pursuant to the transactions contemplated in this Agreement or the Implementation Agreement, or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have a LAN Material Adverse Effect. Neither LAN nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among LAN and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, LAN or any of its Subsidiaries in the financial statements of LAN or any of its Subsidiaries or the LAN Financial Reporting Documents. None of LAN’s Subsidiaries are, or have at any time since January 1, 2006 been, subject to the reporting requirements of Section 13(a) or 15(d) of the U.S. Exchange Act.

(e) LAN and its Subsidiaries maintain disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the U.S. Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by LAN is recorded and reported on a timely basis to the individuals responsible for the preparation of LAN’s filings with the SEC and other public disclosure documents. LAN and its Subsidiaries maintain internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the U.S. Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of LAN and its consolidated Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of LAN and its consolidated Subsidiaries are being made only in accordance with authorizations of management and directors of LAN and its consolidated Subsidiaries, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of LAN and its consolidated Subsidiaries that could have a material effect on its financial statements. LAN has disclosed, based on its most recent evaluation prior to the date of this Agreement, to LAN’s auditors and the audit committee of LAN’s board of directors (A) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect LAN’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in LAN’s internal control over financial reporting. LAN has made available to TAM (i) a summary of any such disclosure made by management to LAN’s auditors and audit committee since January 1, 2006 and (ii) any communication since January 1, 2006 made by management or LAN’s auditors to the audit committee required or contemplated by listing standards of the LAN Stock Exchanges, the audit committee’s charter or professional standards of the IASB or Public Company Accounting Oversight Board.

(f) Since December 31, 2006, no material complaints from any source regarding accounting, internal controls or auditing matters, and no concerns from employees of LAN or any of its Subsidiaries regarding questionable accounting or auditing matters, have been received by LAN or any of its Subsidiaries. LAN has made available to TAM a summary of all material complaints or concerns relating to other matters made since December 31, 2006 through LAN’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing LAN or any of its Subsidiaries, whether or not employed by LAN or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by LAN or any of its officers, directors, employees or agents to LAN’s chief legal officer, the audit committee (or other committee designated for the purpose) of the board of directors of LAN or the board of directors of LAN pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any LAN policy contemplating such reporting, including in instances not required by those rules.

SECTION 3.07. Absence of Certain Changes or Events. (i) Since December 31, 2009, there has not been any change in the business, results of operations, financial condition, assets or liabilities of LAN and its

Subsidiaries, taken as a whole, or any other change, event, condition, development or occurrence (including any adverse change or development with respect to any such matters that existed on or prior to December 31, 2009) that, individually or in the aggregate, has had or would reasonably be expected to have a LAN Material Adverse Effect and (ii) since December 31, 2009, (A) each of LAN and its Subsidiaries has conducted its business in the ordinary course consistent with past practice and (B) neither LAN nor any of its Subsidiaries has taken any action which, if taken after the date of this Agreement, would require the consent of TAM under the Implementation Agreement.

SECTION 3.08. Litigation. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a LAN Material Adverse Effect: (a) there are no Actions pending or, to the Knowledge of LAN, threatened against LAN or any of its Subsidiaries, (b) neither LAN nor any of its Subsidiaries nor any of their respective properties, rights or assets is subject to, or bound by, any Order, and (c) there are no inquiries or investigations by any Governmental Entity or any whistle-blower complaints pending or, to the Knowledge of LAN, threatened against LAN or any of its Subsidiaries.

SECTION 3.09. Material Contracts. (a) As of the date of this Agreement, neither LAN nor any of its Subsidiaries is a party to or bound by any Contract (i) that is a “material contract” (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed as such in a LAN Financial Reporting Document prior to the date of this Agreement; (ii) that limits or purports to limit in any material respect any type or line of business in which LAN or any of its Subsidiaries (including, after giving effect to the Mergers, TAM or any of its Subsidiaries) may engage or any manner or locations in which any of them may so engage in any business; (iii) that is a(n) (A) alliance or other brand alliance agreement, (B) code sharing agreement, (C) frequent flyer participation agreement, (D) capacity purchase or similar agreement, (E) cooperation, joint venture, partnership, profit or revenue sharing agreement, (F) special prorate agreement or (G) interlining agreement with any air carrier (including all material amendments to each of the foregoing agreements), in each case that is material to the business, financial condition, results of operations or prospects of LAN and its Subsidiaries, taken as a whole; (iv) pursuant to which any Indebtedness of LAN or any of its Subsidiaries in excess of $50 million is outstanding or may be incurred that has not been filed in a LAN Financial Reporting Document prior to the date of this Agreement; (v) that involves or could reasonably be expected to involve aggregate payments by or to LAN and/or its Subsidiaries in excess of $30 million in any twelve-month period, except for any Contract that may be canceled without penalty or termination payments by LAN and/or its Subsidiaries upon notice of 60 days or less; (vi) any aircraft purchase agreement, engine purchase agreement or engine maintenance agreement that involves or is reasonably expected to involve aggregate payments by or to LAN or any of its Subsidiaries in excess of $30 million in any twelve-month period; or (vii) pursuant to which it is licensed to use Intellectual Property of a third party that is material to the operation of its business, or licenses to a third party rights in the Intellectual Property it owns. Each such Contract described in clauses (i) through (vii) (whether or not disclosed in the LAN Disclosure Schedule) is referred to herein as a “LAN Material Contract.”

(b) Each LAN Material Contract is, and after the consummation of the transactions contemplated by this Agreement and the Implementation Agreement will continue to be, a valid and binding obligation of LAN and its Subsidiaries (to the extent they are parties thereto or bound thereby) enforceable against LAN and, to LAN’s Knowledge, each other party thereto in accordance with its terms and is in full force and effect, and each of LAN and its Subsidiaries (to the extent they are party thereto or bound thereby) and, to LAN’s Knowledge, each other party thereto has performed in all material respects all obligations required to be performed by it under each LAN Material Contract. Neither LAN nor any of its Subsidiaries has received notice, nor does it have Knowledge, of any material violation or default in respect of any material obligation under (or any condition which with the passage of time or the giving of notice or both would result in such a violation or default), or any intention to cancel, terminate, change the scope of rights and obligations under or not to renew, any LAN Material Contract.

(c) Section 3.09(c) of the LAN Disclosure Schedule sets forth a true and complete list of all (i) alliance or brand alliance agreements, (ii) code sharing agreements, (iii) frequent flyer participation agreements,

(iv) capacity purchase or similar agreements, (v) cooperation, joint venture, partnership, profit or revenue sharing agreements, (vi) special prorate agreements and (vii) interlining agreements with any air carrier to which LAN or any of its Subsidiaries is a party or is otherwise bound.

SECTION 3.10. Licenses; Compliance with Laws. (a) Section 3.10(a) of the LAN Disclosure Schedule sets forth a true and complete list of all of its (i) operating certificates, including the issuing Governmental Entity, date of issuance and date of expiration, and (ii) air traffic rights, including the issuing Governmental Entity, date of issuance and date of expiration, for both scheduled and non-scheduled operations of each of LAN and its Subsidiaries in effect as of the date of this Agreement.

(b) Each of LAN and its Subsidiaries has in effect all Licenses necessary for it to own, lease or operate its properties, rights and other assets and to carry on its business and operations as currently conducted (collectively, the “LAN Licenses”). Each of LAN and its Subsidiaries is, and since December 31, 2006 has been, in compliance with (i) its obligations under each LAN License applicable to it and (ii) the rules and regulations of the Governmental Entity which issued such LAN License, in each case other than any failures to be in such compliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a LAN Material Adverse Effect. There is not pending nor, to LAN’s Knowledge, threatened by or before any Governmental Entity any material proceeding, notice of violation, order of forfeiture or complaint or investigation against LAN or any of its Subsidiaries relating to any LAN License, other than any such proceedings, notices, orders, complaints or investigations that, individually or in the aggregate, have not had and would not reasonably be expected to have a LAN Material Adverse Effect. No action of any Governmental Entity in granting any LAN License has been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to LAN’s Knowledge, threatened, any material application, petition, objection or other pleading with any Governmental Entity that challenges or questions the validity of, or any rights of the holder under, any LAN License, in each case other than any such action, application, petition, objection or pleading that, individually or in the aggregate, has not had and would not reasonably be expected to have a LAN Material Adverse Effect. The consummation of the Exchange Offer and/or Mergers will not cause, and there is no basis for, any revocation, modification, cancelation or transfer of any LAN Licenses that, individually or in the aggregate, would reasonably be expected to have a LAN Material Adverse Effect.

(c) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a LAN Material Adverse Effect, (i) each of LAN and its Subsidiaries is, and since December 31, 2006 has been, in compliance with all applicable Laws and Orders and all applicable operating certificates, air carrier obligations, airworthiness directives, aviation regulations and other rules, regulations, directives, orders and policies of any LAN Airline Regulatory Entity applicable to it, its properties, rights or other assets or its businesses or operations and (ii) to LAN’s Knowledge, none of the officers, directors, or agents (in their capacity as such) of LAN or any of its Subsidiaries is, or since December 31, 2006 has been, in violation of any Law applicable to its properties, rights or other assets or its businesses or operations relating to (A) the use of corporate funds for political activity or for the purpose of obtaining or retaining business, (B) payments to government officials from corporate funds, or (C) bribes, rebates, payoffs, influence payments, kickbacks or the provision of similar benefits. No investigation or review by any Governmental Entity with respect to LAN or any of its Subsidiaries is pending or, to LAN’s Knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same, other than any such investigations or reviews that, individually or in the aggregate, have not had and would not reasonably be expected to have a LAN Material Adverse Effect.

(d) Each of LAN and its Subsidiaries is, and since December 31, 2006 has been, in compliance in all material respects with all applicable Corrupt Practices Laws. Since December 31, 2006, (i) neither LAN nor any of its Subsidiaries has made any voluntary disclosure of any actual or alleged violation or breach of any Corrupt Practices Law, (ii) no Governmental Entity has notified LAN or any of its Subsidiaries in writing of any actual or alleged violation or breach of any Corrupt Practices Law, (iii) to the Knowledge of LAN, neither LAN nor any of its Subsidiaries has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records, in each case conducted by a Governmental Entity and relating to LAN’s or any of its Subsidiary’s compliance with any Corrupt Practices Law and there is no basis for any such audit, review, inspection, investigation, survey or examination of records, (iv) neither LAN nor any of its Subsidiaries has been or is now under any administrative, civil or criminal charge or indictment or, to the Knowledge of LAN, investigation alleging noncompliance with any Corrupt Practices Law nor, to the Knowledge of LAN, is there any basis for any such charge, indictment or investigation, and (v) neither LAN nor any of its Subsidiaries has been or is now a party to any administrative or civil litigation or proceeding alleging noncompliance with any Corrupt Practices Law nor, to the Knowledge of LAN, is there any basis for any such Action.

SECTION 3.11. Environmental Matters. Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a LAN Material Adverse Effect: (i) LAN and its Subsidiaries have complied at all times with all applicable Environmental Laws; (ii) there have been no Releases of Hazardous Materials and Hazardous Materials are not otherwise present in, on, under, from or affecting any properties or facilities currently or formerly owned, leased or operated by LAN, any of its Subsidiaries or any predecessor of any of them; provided, however, that LAN may handle and transport dangerous goods as detailed in, and in accordance with, IATA’s Dangerous Goods Regulations; (iii) neither LAN nor any of its Subsidiaries nor, to the Knowledge of LAN, any other Person whose conduct could result in liability to LAN or any of its Subsidiaries has Released any Hazardous Materials at any other location; (iv) neither LAN nor any of its Subsidiaries nor, to the Knowledge of LAN, any predecessor of any of them is subject to Order of or with any Governmental Entity or any indemnity obligation or other Contract with any other Person relating to obligations or liabilities under Environmental Laws or concerning Hazardous Materials; (v) neither LAN nor any of its Subsidiaries has received any claim, notice or complaint, or is subject to any proceeding, relating to noncompliance with or liability under Environmental Laws or to Hazardous Materials, and no such matter has been threatened to the Knowledge of LAN; (vi) to the best Knowledge of LAN, there are no other circumstances or conditions involving LAN or any of its Subsidiaries that could reasonably be expected to result in any claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (vii) LAN has delivered to TAM copies of all environmental reports, studies, assessments, sampling data, analyses, memoranda and other environmental information in its possession relating to LAN or its Subsidiaries or their respective current and former properties, facilities or operations.

SECTION 3.12. Labor and Employment Matters. LAN and its Subsidiaries have complied in all material respects with all applicable labor, social security and health and safety Law in connection with all of the employees of LAN and its Subsidiaries. The salaries and other compensation payable to the senior management and other employees of LAN and all of its Subsidiaries have been and are currently being paid in accordance with applicable Laws. As of the date of this Agreement, Section 3.12 of the LAN Disclosure Schedule sets forth a true and complete list of collective bargaining or other labor union Contracts applicable to any employees of LAN or any of its Subsidiaries. Since December 31, 2006, there have been no strikes, work stoppages or lockouts by or with respect to any employee of LAN or any of its Subsidiaries, other than any such strikes, work stoppages or lockouts that, individually or in the aggregate, have not had and would not reasonably be expected to have a LAN Material Adverse Effect. Neither LAN nor any of its Subsidiaries has breached or otherwise failed to comply with any provision of any collective bargaining or other labor union Contract applicable to any employees of LAN or any of its Subsidiaries, and there are no written grievances or written complaints outstanding or, to LAN’s Knowledge, threatened against LAN or any of its Subsidiaries under any such Contract other than any such breaches, failures to comply, grievances or complaints that, individually or in the aggregate, have not had and would not reasonably be expected to have a LAN Material Adverse Effect. LAN has made available to TAM and its Representatives true and complete copies of all Contracts set forth in Section 3.12 of the LAN Disclosure Schedule, including all amendments applicable to such Contracts. There are no illegal labor practice complaints or other material labor Actions pending against LAN or any of its Subsidiaries and, to LAN’s Knowledge, no circumstances exist that could be the legitimate basis of such complaint or Action except for any complaints or Actions that, individually or in the aggregate, have not had and would not reasonably be expected to have a LAN Material Adverse Effect.

SECTION 3.13. Aircraft. (a) Section 3.13(a)(i) of the LAN Disclosure Schedule sets forth a true and complete list of (i) all aircraft operated under the operating certificate of LAN or any of its Subsidiaries and

(ii) all aircraft owned or leased by LAN or any of its Subsidiaries, in each case as of October 15, 2010 (collectively, the “LAN Aircraft”), including a description of the type and manufacturer serial number of each such aircraft. Section 3.13(a)(ii) of the LAN Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, containing all Contracts (other than (x) existing aircraft leases or (y) Contracts that may be terminated or canceled by LAN or any of its Subsidiaries without incurring any penalty or other material liability except for the forfeiture of any previously made prepayment or deposit) pursuant to which LAN or any of its Subsidiaries has a binding obligation to purchase or lease aircraft (collectively, regardless of whether they are listed in the LAN Disclosure Schedule, the “LAN Aircraft Contracts”), including, for each LAN Aircraft Contract, the manufacturer and model of all aircraft subject thereto, the nature of the purchase or lease obligation (e.g., firm commitment, subject to reconfirmation or otherwise) and the anticipated year of delivery of each aircraft thereunder. Except as identified in writing by LAN to TAM prior to the date of this Agreement, LAN has delivered or made available to TAM redacted (as to pricing and other commercially sensitive terms) copies of all LAN Aircraft Contracts, including all amendments, modifications and supplements thereto.

(b) Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a LAN Material Adverse Effect:

(i) each LAN Aircraft has a validly issued, current individual aircraft Certificate of Airworthiness issued by the FAA, DGAC and a comparable certificate from any other LAN Airline Regulatory Entity, with respect to such LAN Aircraft and all requirements for the effectiveness of each such certificate of airworthiness have been satisfied;

(ii) other than any grounded LAN Aircraft, each LAN Aircraft’s structure, systems and components are functioning in accordance with their respective intended uses as set forth in any applicable LAN Airline Regulatory Entity, manufacturer or otherwise contractually approved maintenance program (or are in the process of repair or maintenance), including any applicable manuals, technical standard orders or parts manufacturing approval certificates, and all grounded LAN Aircraft are being stored in accordance with any applicable LAN Airline Regulatory Entity, manufacturer or otherwise contractually approved maintenance program;

(iii) all deferred maintenance items and temporary repairs with respect to each such LAN Aircraft have been or will be made materially in accordance with any applicable LAN Airline Regulatory Entity, manufacturer or otherwise contractually approved maintenance programs;

(iv) each LAN Aircraft is properly registered on the aircraft registry of each applicable LAN Airline Regulatory Entity;

(v) neither LAN nor any of its Subsidiaries is a party to any interchange or pooling agreements with respect to its LAN Aircraft, except for interchange or pooling agreements among LAN’s Subsidiaries and Florida West International, Inc., other than parts pooling agreements entered into in the ordinary course of business; and

(vi) neither LAN nor any of its Subsidiaries has retained any maintenance obligations with respect to any LAN Aircraft that has been leased by LAN or any of its Subsidiaries to a third-party lessee.

(c) Section 3.13(c)(i) of the LAN Disclosure Schedule sets forth a true and complete list, as of October 15, 2010, of all aircraft operated pursuant to a capacity purchase or prorate agreement (collectively, and regardless of whether they are listed in the LAN Disclosure Schedule, the “LAN Contract Flight Agreements”), including a description of the operator, type and number of each such aircraft and any minimum utilization requirements applicable to such aircraft. Section 3.13(c)(ii) of the LAN Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, containing all LAN Contract Flight Agreements. Except as identified in writing by LAN to TAM prior to the date of this Agreement, LAN has delivered or made available to TAM redacted (as to pricing and other commercially sensitive terms) copies of all LAN Contract Flight Agreements, including all amendments thereto.

(d) Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a LAN Material Adverse Effect, to LAN’s Knowledge, as of the date of this Agreement there is no ongoing strike, work stoppage or lockout by or with respect to any employee of any counterparty to a LAN Contract Flight Agreement.

SECTION 3.14. LAN Slots and Operating Rights. Section 3.14 of the LAN Disclosure Schedule sets forth a true, correct and complete list of all Slots used or held by LAN or any of its Subsidiaries (collectively, the “LAN Slots”) on the date of this Agreement at any domestic or international airport and such list indicates any LAN Slots that have been permanently allocated to another air carrier and in which LAN and its Subsidiaries hold only temporary use rights. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a LAN Material Adverse Effect, (a) each of LAN and its Subsidiaries has complied in all material respects with the requirements of all of the rules and regulations issued by any Governmental Entity and all Laws relating to the LAN Slots, (b) neither LAN nor any of its Subsidiaries has received any notice of any proposed withdrawal of any LAN Slots by any Governmental Entity, (c)(i) the LAN Slots have not been designated for the provision of essential air service under the regulations of the FAA, were not acquired pursuant to 14 C.F.R. Section 93.219 and have not been designated for international operations, as more fully detailed in 14 C.F.R. Section 93.217 and (ii) to the extent covered by 14 C.F.R. Section 93.227 or any order, notice or requirement of the FAA or any other Governmental Entity, LAN and its Subsidiaries have used the LAN Slots (or the LAN Slots have been used by other operators) either at least 80% of the maximum amount that each LAN Slot could have been used during each full reporting period (as described in 14 C.F.R. Section 93.227(i) or any such order, notice or requirement) or such greater or lesser amount of minimum usage as may have been required to protect such LAN Slot’s authorization from termination or withdrawal under regulations or waivers established by any Governmental Entity or airport authority, (d) all reports required by any Governmental Entity relating to the LAN Slots have been filed in a timely manner and (e) neither LAN nor any of its Subsidiaries has agreed to any future LAN Slot slide, LAN Slot trade (except for seasonal swaps), LAN Slot purchase, LAN Slot sale, LAN Slot exchange, LAN Slot lease or LAN Slot transfer of any of the LAN Slots that has not been consummated or otherwise reflected on Section 3.14 of the LAN Disclosure Schedule.

SECTION 3.15. Major LAN Airports. As of the date of this Agreement, no airport authority at Arturo Merino Benitez International Airport of Santiago de Chile and the Jorge Chavez International Airport of Lima, Perú (each such airport, a “Major LAN Airport”) has taken or, to LAN’s Knowledge, threatened to take any action that would reasonably be expected to materially interfere with the ability of LAN and its Subsidiaries to conduct their respective operations at any Major LAN Airport in the same manner as currently conducted in all material respects.

SECTION 3.16. Employee Benefits. (a) Section 3.16(a) of the LAN Disclosure Schedule sets forth a list of all employee benefit plans and all profit-sharing plans, stock purchase, stock option, stock appreciation right, restricted stock, restricted stock unit, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements maintained for the benefit of any current or former employee, independent consultant, officer or director of LAN or any of its Subsidiaries (collectively, “LAN Employees”) by LAN or its Subsidiaries or by any trade or business, whether or not incorporated (such plans, “LAN Benefit Plans”). True and complete copies of all LAN Benefit Plans listed in Section 3.16(a) of the LAN Disclosure Schedule, including any trust instruments, insurance contracts, the most recent actuarial report and, with respect to any employee stock ownership plan, loan agreements forming a part of any LAN Benefit Plans, and all amendments thereto have been made available or provided to TAM. All the obligations with respect to the LAN Benefit Plans granted to LAN Employees have been timely paid, and LAN and its Subsidiaries are not in default of any material obligations under the LAN Benefit Plans. All benefits are being administered, in all material respects, in accordance with their respective terms, and also comply, in all material respects, with the provisions of applicable Law, as well as with IFRS. There are no pending issues or Actions against LAN and its Subsidiaries involving these benefits, except for routine indemnity claims in respect of the benefits up to the date of execution of this Agreement.

(b) With respect to each LAN Benefit Plan: (i) no disputes are pending or threatened, and (ii) neither LAN nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired LAN Employees.

(c) To the extent required by applicable Law or IFRS, all contributions required to be made under each LAN Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each LAN Benefit Plan have been properly accrued and reflected in the LAN Financial Reporting Documents. There has been no amendment to, announcement by LAN or any of its Subsidiaries relating to, or change in employee participation or coverage under, any LAN Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(d) No LAN Benefit Plan exists that, as a result of the execution of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could reasonably be expected to (i) entitle any LAN Employee to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation, benefits or awards (including LAN Stock-Based Awards) under, increase the amount payable or result in any other material obligation pursuant to, any of the LAN Benefit Plans, (iii) limit or restrict the right of LAN to merge, amend or terminate any of the LAN Benefit Plans, or (iv) cause LAN to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award.

SECTION 3.17. Taxes. (a) Each of LAN and its Subsidiaries has (i) timely filed all material Tax Returns required to be filed by any of them (taking into account applicable extensions) and all such Tax Returns were true, correct and complete in all material respects when filed, (ii) timely paid or accrued (in accordance with Chilean Law) all material Taxes for all Tax periods whether or not shown to be due on such Tax Returns, and (iii) withheld from its employees, creditors or other third parties and, to the extent required to be paid, have timely paid to the appropriate Governmental Entities or set aside in an account for such purpose proper and accurate amounts in compliance with all Tax withholding provisions (including income, social security and employment Tax withholding for all types of compensation).

(b) LAN has made available to TAM true and correct copies of the Annual Income Tax Statement (Formulario N° 22) and related Tax Returns filed by LAN and its Subsidiaries for each of the three most recent fiscal years.

(c) There are no pending, and neither LAN nor any Subsidiary has received written notice of any, material national, local or foreign Tax audits or examinations of LAN or its Subsidiaries. No material deficiency for any Taxes has been proposed, asserted or assessed against LAN or any Subsidiary that has not been resolved and paid in full.

(d) There are no outstanding waivers to extend the statutory period of limitations applicable to the assessment of any material Taxes or material Tax deficiencies against LAN or any of its Subsidiaries.

(e) Neither LAN nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes.

(f) No rulings have been entered into or issued by any Tax authority with respect to LAN or any of its Affiliates.

(g) There are no material Liens for Taxes upon the assets, properties or rights of LAN or any of its Subsidiaries that are not provided for in the LAN Financial Reporting Documents, except Liens for Taxes not yet due and payable and Liens for Taxes that are being contested in good faith, which contest, if determined adversely to LAN, would not individually or in the aggregate have or reasonably be expected to have a LAN Material Adverse Effect.

(h) Section 3.17(h) of the LAN Disclosure Schedule sets forth a current list of each partnership, joint venture and limited liability company in which LAN beneficially owns a material interest.

SECTION 3.18. Intellectual Property. (a) Section 3.18(a) of the LAN Disclosure Schedule sets forth a true and complete list of all Intellectual Property owned by LAN or its Subsidiaries as of the date of this Agreement that is currently registered with or subject to a pending application for registration before any Governmental Entity or internet domain name registrar. All of such Intellectual Property is owned exclusively by LAN or any of its Subsidiaries free and clear of any Liens, is subsisting and, to the Knowledge of LAN, is valid and enforceable, and is not subject to any outstanding order, judgment, decree or agreement adversely affecting LAN’s or any of its Subsidiaries’ use of, or its rights to, such Intellectual Property, except in the case of any Liens, failures to be subsisting, valid and enforceable, or any order, judgment, decree or agreement that, individually or in the aggregate, have not had and would not reasonably be expected to have a LAN Material Adverse Effect.

(b) LAN and its Subsidiaries own or hold exclusive or non-exclusive licenses in or have sufficient rights to use all Intellectual Property used in their business as presently conducted, all of which rights shall survive unchanged the consummation of the transactions contemplated by this Agreement.

(c) LAN and its Subsidiaries have not granted any licenses or other rights to third parties to use their Intellectual Property other than non-exclusive licenses granted in the ordinary course of business pursuant to standard terms which have been previously provided to TAM. Consummation of the Transactions contemplated by this Agreement will not create any license under or Liens on any Intellectual Property owned by LAN and its Subsidiaries.

(d) To the Knowledge of LAN, the conduct of business as currently conducted by LAN and its Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Person, and since December 31, 2006 there has been no such claim, action or proceeding asserted or, to LAN’s Knowledge, threatened against LAN or any of its Subsidiaries or Person seeking indemnity, therefor from TAM or any of its Subsidiaries, in each case other than any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a LAN Material Adverse Effect. There is no claim, action or proceeding pending or, to the Knowledge of LAN, threatened against LAN or any of its Subsidiaries or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property rights claimed to be owned by LAN or any of its Subsidiaries or used or alleged to be used in the business of LAN or any of its Subsidiaries other than any such claims, actions or proceedings that, individually or in the aggregate, have not had and would not reasonably be expected to have a LAN Material Adverse Effect. To the Knowledge of LAN, no Person is infringing, misappropriating or otherwise violating in any material manner the Intellectual Property rights owned by LAN or any of its Subsidiaries.

(e) The IT Assets used by LAN and its Subsidiaries in the operations of their respective businesses (i) perform sufficiently as required by LAN and its Subsidiaries for the operation of their respective businesses as currently conducted and (ii) since December 31, 2008 have not malfunctioned or failed, other than any such failures to operate and perform or any such malfunctions or failures that, individually or in the aggregate, have not had and would not reasonably be expected to have a LAN Material Adverse Effect. Since December 31, 2006, LAN and its Subsidiaries have maintained backup and disaster recovery technologies that are reasonable and consistent with industry practices in all material respects.

SECTION 3.19. Information Supplied. None of the information supplied or to be supplied by or on behalf of LAN or any of its Subsidiaries specifically for inclusion or incorporation by reference into (i) the Form F-4 will, at the time the Form F-4 is filed with the SEC and at the time it becomes effective under the U.S. Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Schedule TO, the Offer to Exchange/Prospectus or the Brazilian Exchange Offer Documents will, at the Distribution Date, contain any untrue statement of a material fact or omit to state any material fact required to be sta ted therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Offer to Exchange/Prospectus and the Brazilian Exchange Offer Documents will, on the Distribution Date, com ply as to form in all material respects with the requirements of applicable Law; provided, however, that the foregoing representation and warranty shall not apply with respect to any information supplied by or on behalf of TAM or any of its Subsidiaries or the TAM Direct Controlling Shareholder or the Amaro Family which is contained or incorporated by reference into the Offer to Exchange/Prospectus or the Brazilian Exchange Offer Documents.

SECTION 3.20. Voting Requirements. Requisite LAN Shareholder Approval is the only vote of the holders of any class or series of capital stock of LAN necessary to approve the Mergers and the other transactions contemplated by this Agreement and the other Transaction Agreements other than any additional vote that may be required by the SVS.

SECTION 3.21. Affiliate Transactions. There are no transactions, Contracts, arrangements, commitments or understandings between LAN or any of its Subsidiaries, on the one hand, and any of their Affiliates (other than LAN or any of its Subsidiaries), on the other hand, that would be required to be disclosed by LAN under Item 404 of Regulation S-K under the Securities Act.

SECTION 3.22. Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person (other than J.P. Morgan Securities LLC) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of LAN. LAN has shown to TAM complete and accurate copies of all Contracts under which any such fees or expenses are payable and all indemnification and other Contracts related to the engagement of the Persons to whom such fees are payable.

SECTION 3.23. Fairness Opinion. Prior to the execution of this Agreement, the LAN Board received the oral opinion (which was subsequently confirmed in writing) of J.P. Morgan Securities LLC to the effect that, as of the date thereof and based upon and subject to the matters and limitations set forth in such written opinion, each of the Holdco 2 Exchange Ratio and the Sister Holdco Exchange Ratio is fair from a financial point of view to LAN. Such opinion has not been amended or rescinded as of the date of this Agreement. LAN shall deliver to TAM a copy of the written opinion of J.P. Morgan Securities LLC for informational purposes only promptly following receipt thereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE CONTROLLING

SHAREHOLDERS

Except as set forth in the disclosure letter delivered by each of (i) the LAN Controlling Shareholders and (ii) the TAM Direct Controlling Shareholder and the Amaro Family (in the case of the TAM Direct Controlling Shareholder and the Amaro Family, the “TAM Direct Controlling Shareholder Disclosure Schedule,” and in the case of the LAN Controlling Shareholders, the “LAN Controlling Shareholders Disclosure Schedule”) (it being agreed that the disclosure of any fact or item in any section or subsection of the TAM Direct Controlling Shareholder Disclosure Schedule or the LAN Controlling Shareholders Disclosure Schedule, as the case may be, whose relevance to any other section or subsection of this Agreement is reasonably apparent from the face of such disclosure shall also be deemed to be disclosed in the section or subsection of the TAM Direct Controlling Shareholder Disclosure Schedule or the LAN Controlling Shareholders Disclosure Schedule, as the case may be, that corresponds to such other section or subsection of this Agreement). The TAM Direct Controlling Shareholder and each of the members of the Amaro Family hereby represent and warrant to LAN and the LAN Controlling Shareholders on behalf of each of them and TEP Chile, as applicable, and each LAN Controlling Shareholder hereby represents and warrants to TAM, the TAM Direct Controlling Shareholder and the Amaro Family, as follows:

SECTION 4.01. Organization; Ownership. In the case of the LAN Controlling Shareholders and the TAM Direct Controlling Shareholder only, it has been duly organized and is validly existing and (with respect to jurisdictions that recognize such concept) in good standing under the Law of the jurisdiction of its incorporation or organization, and in the case of TEP Chile only, it will be duly organized and validly existing and (with respect to jurisdictions that recognize such concept) in good standing under the Law of the jurisdiction of its incorporation or organization as of the Commencement Date and as of the Leilao Date. In the case of the TAM Direct Controlling Shareholder only, as of the date of this Agreement, it is the sole record and beneficial owner of 44,883,754 shares of TAM Ordinary Stock and 24,768,755 shares of TAM Preferred Stock and it has the sole power to vote and sell such shares, in each case free and clear of all Liens. In the case of the Amaro Family only, after the TEP Restructuring and prior to the payment of the TEP Chile Subscription, they will be the sole record and beneficial owners of 47,652,705 shares of TAM Ordinary Stock and 25,185,155 shares of TAM Preferred Stock and they will have the sole power to vote and sell such shares, in each case free and clear of all Liens, and after the payment of the TEP Chile Subscription, they will be the sole record and beneficial owners of 100% shares of TEP Chile Stock and they will have the sole power to vote and sell such shares, in each case free and clear of all Liens. In the case of TEP Chile, following the payment of the TEP Chile Subscription and immediately prior to the payment of the Holdco Subscriptions, it will be the sole record and beneficial owner of 47,652,705 shares of TAM Ordinary Stock and 25,185,155 shares of TAM Preferred Stock and it will have the sole power to vote and sell such shares, in each case free and clear of all Liens. In the case of the LAN Controlling Shareholders only, they and their respective Affiliates collectively are the sole record and beneficial owners of 115,399,502 shares of LAN Common Stock, and they collectively have the sole power to vote and sell such shares, in each case free and clear of all Liens.

SECTION 4.02. Authority. In the case of the TAM Direct Controlling Shareholder and the LAN Controlling Shareholders only, it has or, in the case of TEP Chile, will have all requisite corporate power and authority to execute, deliver and perform each of the Transaction Agreements to which it is a party. In the case of the members of the Amaro Family only, each of them has all requisite power and authority to execute, deliver and perform each of the Transaction Agreements to which he or she is a party. In the case of the TAM Direct Controlling Shareholder, TEP Chile and the LAN Controlling Shareholders only, the execution, delivery and performance by it of the Transaction Agreements to which it is a party have been, or, in the case of TEP Chile, will be duly authorized by all necessary corporate action by it, and no other corporate proceedings by it or its shareholders are necessary to authorize the execution, delivery, performance of such agreements. All of the Transaction Agreements to which it is a party have been or, in the case of TEP Chile, will be duly executed and delivered by it and do constitute or, in the case of TEP Chile, will constitute legal, valid and binding obligations of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Law of general applicability relating to or affecting the rights of creditors and to the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

SECTION 4.03. No Conflict; Required Filings and Consents. (a) The execution, delivery and performance by it of the Transaction Agreements to which it is a party do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or result in any termination or modification of or acceleration under, or any change in any right, obligation or benefit under, or result in any Lien on the property or assets of it or any of its Subsidiaries or on any property or assets of TAM, LAN or any of their respective Subsidiaries pursuant to, (i) in the case of the TAM Direct Controlling Shareholder, TEP Chile and the LAN Controlling Shareholders only, its by-laws, (ii) any Contract to which it is a party or by which it or any of its properties, rights or other assets is bound or subject or (iii) assuming the consents, approvals, filings and other matters referred to in Sections 2.05(b) and 3.05(b) are duly obtained or made, any Law or Order applicable to it or any of its properties, rights or other assets, other than, in the case of clause (ii), any such conflicts, violations, breaches, defaults, terminations, modifications, accelerations, changes or Liens that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on its ability to perform its obligations under any of such agreements.

(b) The execution, delivery and performance by it of the Transaction Agreements to which it is a party do not and will not require any consent, approval, order, authorization or permit of, action by, filing or registration with or notification to, any Governmental Entity other than those described in Section 2.05(b) and Section 3.05(b).

SECTION 4.04. No Successor Liability. In the case of the TAM Direct Controlling Shareholder, TEP Chile and the Amaro Family only, Holdco 1 will not acquire as a result of the distribution by the TAM Direct Controlling Shareholder of the TEP Shares to the Amaro Family or the contribution by the Amaro Family of TEP Shares to TEP Chile and the contribution by TEP Chile of the TEP Shares to Holdco 1 any debt, liability or obligation of any nature of any of the TAM Direct Controlling Shareholder, the Amaro Family or TEP Chile, whether known or unknown, asserted or unasserted, determined or determinable, whether accrued, absolute, contingent or otherwise, and whether due or to become due.

SECTION 4.05. Litigation. There are no Actions pending or, to its Knowledge, threatened against it that would reasonably be expected to prevent it from performing its obligations under the Transaction Agreements to which it is a party.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01. Access to Information; Confidentiality. (a) To the extent permitted by applicable Law, each of LAN and TAM (each, a “Parent”) shall afford to the other Parent and its officers, employees, accountants, counsel, financial advisors and other advisors reasonable access (including for the purpose of planning for post-merger integration activities and transition planning) during normal business hours and upon reasonable prior notice to such Parent until the earlier of the consummation of the Exchange Offer and the termination of this Agreement pursuant to Section 8.01 to all of the properties, books, Contracts, commitments, Key Personnel and records of such Parent as the other Parent may from time to time reasonably request, but only to the extent that such access does not unreasonably interfere with the business or operations of such Parent or any of its Subsidiaries, and, during such period, such Parent shall furnish promptly to the other Parent all information concerning the business, properties and Key Personnel of such Parent as the other Parent may reasonably request; provided, however, that no access or information pursuant to this Section 5.01 shall affect or be deemed to modify any representation or warranty made or deemed made by such Parent in this Agreement; and, provided, further, that no Parent shall be required to (or to cause any of its Subsidiaries to) so confer, afford such access or furnish such copies or other information to the extent that doing so would violate applicable Law or any Contract or obligation of confidentiality owing to a third-party or result in the loss of attorney-client privilege if, in the case of any such Contract or confidentiality obligation, such Parent shall have used its reasonable best efforts to have obtained the consent of such third-party to such access, copies or information. If any of the information or material furnished pursuant to this Section 5.01 includes materials or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened Actions, each Parent understands and agrees that the parties to this Agreement have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information provided by a Parent that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine. If, notwithstanding the foregoing, disclosure of certain information would result in the loss of attorney-client privilege or violate applicable Law or any Contract or obligation of confidentiality owing to a third-party, the Parents will use commercially reasonable efforts to make appropriate substitute disclosure arrangements.

(b) Each party agrees to, and shall cause its Subsidiaries and their respective directors, officers, employees, Affiliates (including the individuals who ultimately beneficially own such party), financial advisors, attorneys, accountants and other advisors or representatives (as to each party, its “Representatives”) to, treat and hold as confidential (and not disclose or provide access to any Person) any and all confidential or proprietary information, knowledge and data relating to any Disclosing Party or any of its Affiliates or their business and affairs (collectively, “Confidential Information”) by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of Confidential Information as it and its Affiliates use with respect to their own Confidential Information, unless the Disclosing Party provides its prior written consent to such use or disclosure and except as otherwise permitted in this Section 5.01(b). The parties hereby acknowledge and agree that the information provided or made available to any party pursuant to Sections 2.22, 3.22 and 5.01(a) shall be deemed to be “Confidential Information” for purposes of this Section 5.01(b). Notwithstanding the foregoing, in the event that a Receiving Party or any of its Representatives becomes legally compelled by Order or is required by Law to disclose any Confidential Information, disclosure in compliance with this Section 5.01(b) shall be permitted and, to the extent reasonably practicable and permitted by applicable Law, the Receiving Party agrees to, and shall cause its Representatives to, (i) provide the Disclosing Party with reasonable written notice of such requirement so that the Disclosing Party may seek a protective order or other remedy, (ii) in the event that such protective order or other remedy is not obtained, furnish only that portion of such Confidential Information which is legally required to be provided and exercise its reasonable best efforts to obtain assurances that confidential treatment will be afforded to such Confidential Information and (iii) use commercially reasonable efforts to promptly furnish to the Disclosing Party a copy (in whatever form or medium) of such Confidential Information that it intends to furnish or has furnished; provided, however, that the foregoing shall not apply to any information (A) that at the time of disclosure, is available publicly or becomes publicly available through no act or omission of the party owing a duty of confidentiality, or becomes available on a non-confidential basis from a source other than the party owing a duty of confidentiality, so long as such source is not known by such party to be bound by a confidentiality agreement with or other obligations of secrecy to the other party, (B) that is developed independently by the Receiving Party without the use of Confidential Information or (C) that is disclosed to any Representatives of the Receiving Party to whom such disclosure is necessary or desirable in the conduct of the business of the Receiving Party if such Persons are informed by the Receiving Party of the confidential nature of such Confidential Information and are directed by the Receiving Party to comply with the provisions of this Section 5.01(b) (it being agreed that a Receiving Party shall be responsible for any breach of this Section 5.01(b) by its Representatives). Each party agrees and acknowledges that remedies at Law for any breach of their obligations under this Section 5.01(b) are inadequate and that in addition thereto the Disclosing Party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any such breach. For purposes of this Section 5.01(b), the term “Receiving Party” means the party to whom Confidential Information is furnished, disclosed or shown or otherwise made available by or on behalf of another party hereto, which disclosing party is referred to as the “Disclosing Party.”

SECTION 5.02. Further Action; Efforts. (a) Subject to the terms and conditions of this Agreement and the Implementation Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to use its reasonable best efforts to do, or cause to be done, and assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable under this Agreement, the Implementation Agreement and applicable Law to satisfy the conditions to the commencement of the Exchange Offer and the conditions to the consummation of the Exchange Offer, and to consummate as soon as reasonably practicable the Exchange Offer, the Mergers and the other transactions contemplated by this Agreement and the Implementation Agreement in accordance with the terms hereof and thereof. Without limitation of the foregoing, promptly after the execution and delivery of this Agreement LAN and the TAM Direct Controlling Shareholder and/or the Amaro Family shall meet jointly with CVM to discuss the contents of the Edital and shall use their commercially reasonable effort to obtain CVM’s consent to the inclusion of the Exchange Offer Conditions therein. Without limitation of the foregoing, whenever this Agreement or the Implementation Agreement requires the TAM Direct Controlling Shareholder or the Amaro Family, as applicable, TEP Chile or the LAN Controlling Shareholders to take any action, such requirement shall be deemed to include an undertaking on the part of the individuals who ultimately beneficially own the TAM Direct Controlling Shareholder, TEP Chile or the LAN Controlling Shareholders, as the case may be, to cause them to take such action.

(b) In connection with and without limiting the foregoing, each party shall provide, or cause to be provided, all necessary notices, applications, requests and information to, and enter into discussions with, each Governmental Entity or third-party from whom any consent, approval, authorization or other action or non-action is required to be obtained in order to commence the Exchange Offer or consummate the Exchange Offer, the Mergers or the other transactions contemplated by this Agreement or the Implementation Agreement or in connection therewith (collectively, the “Consents”), use its commercially reasonable efforts to obtain all such Consents and to eliminate each and every other impediment that may be asserted by any Governmental Entity or other Person with respect to the Exchange Offer and the Mergers, in each case so as to enable the Exchange Offer and the Mergers to occur as soon as reasonably practicable. Each party shall use reasonable efforts to obtain the consent of any third party to a Contract that would otherwise be breached by any covenant, representation or warranty or any other obligation of this Agreement.

(c) In connection with and without limiting the generality of the foregoing, each party shall (i) make or cause to be made, in consultation and cooperation with the other parties and as promptly as practicable after receipt of ANAC Approval, all necessary and appropriate registrations, declarations, notices and filings relating to the Exchange Offer, the Mergers and the other transactions contemplated by this Agreement and the Implementation Agreement with the relevant Governmental Entities under all applicable Antitrust Laws; (ii) use its reasonable best efforts to furnish to the other parties all assistance, cooperation and information required for any such registration, declaration, notice or filing and in order to achieve the effects set forth in Section 5.02(b); (iii) give the other parties reasonable prior notice of any such registration, declaration, notice or filing and, to the extent reasonably practicable, of any communication with any Governmental Entity regarding the Exchange Offer, the Mergers or the other transactions contemplated hereby or by the Implementation Agreement (including with respect to any of the actions referred to in Section 5.02(b)), and permit the other parties to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other parties in connection with, any such registration, declaration, notice, filing or communication; (iv) respond as promptly as practicable under the circumstances to any inquiries received from any Governmental Entity regarding the Exchange Offer, the Mergers or the other transactions contemplated hereby or by the Implementation Agreement; (v) unless prohibited by applicable Law or by the applicable Governmental Entity, (A) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any substantive conversation with any Governmental Entity regarding the Exchange Offer, the Mergers or the other transactions contemplated hereby or by the Implementation Agreement (including with respect to any of the actions referred to in Section 5.02(b)) without the other parties, (B) to the extent reasonably practicable, give the other parties reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating or attending any such meeting or engaging in any such conversation, keep the other parties reasonably apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement, the Implementation Agreement, the Exchange Offer, the Mergers or the other transactions contemplated hereby and thereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Entity, and (E) furnish the other parties with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Representatives, on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement, the Implementation Agreement, the Exchange Offer, the Mergers or the other transactions contemplated hereby and thereby.

(d) In the event that any Action is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging any transaction contemplated by this Agreement or the Implementation Agreement, each party shall (i) cooperate in all respects with the other parties and use its respective reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement and/or so as to permit such consummation by the fifth business day before the Outside Date, and (ii) at its cost and expense, defend any such Actions against it or its Affiliates in connection with the transactions contemplated by this Agreement and the Implementation Agreement.

(e) Notwithstanding anything in this Section 5.02 to the contrary, nothing in this Section 5.02 or otherwise in this Agreement or the Implementation Agreement shall require, or be construed to require, either Parent or any of its Affiliates to (i) (A) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or to hold separate pending any such action or (B) proffer, propose, negotiate, offer to effect or consent, commit or agree to any sale, divestiture, lease, licensing, transfer, disposal, divestment or other encumbrance of, or to hold separate, in each case before or after the Effective Time, any assets, licenses, operations, rights, product lines, businesses or interest of either Parent or any of its Affiliates or (ii) take or agree to take any other action, or agree or consent to any limitations or restrictions on freedom of actions with respect to, or its ability to own, retain or make changes in, any assets, licenses, operations, rights, product lines, businesses or interests of either Parent or any of its Affiliates or LAN’s ability to receive and exercise full voting, economic and ownership rights with respect to its interests in Holdco 1, TAM and its Subsidiaries, subject only to the rights of TEP Chile in respect of its shares of Holdco 1 Voting Stock and under the LATAM/TEP Shareholders Agreement, the Holdco 1 Shareholders Agreement and the TAM Shareholders Agreement.

SECTION 5.03. Advice of Changes. Each of the parties hereto shall each promptly advise the other parties orally and in writing if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate in a manner that would or would be reasonably expected to result in the failure of the condition set forth in Section 6.02(a) or Section 6.03(a), (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or the Implementation Agreement, (iii) any of the conditions set forth in (a) Section 7.02 other than the Delisting Condition (in the case of LAN and the Amaro Family), (b) Schedule 1.12 of the Implementation Agreement (in the case of LAN only), or (c) Section 7.03 other than the Minimum Tender Condition (in the case of the Amaro Family only) fails or ceases to be satisfied or (iv) an Appraisal Event occurs; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement. This Section 5.03 shall not constitute a covenant or agreement for purposes of Section 6.02(b) or 6.03(b).

SECTION 5.04. Covenants of the Controlling Shareholders.

(a) Agreements to Vote. Except as otherwise provided in this Agreement, each of the LAN Controlling Shareholders agrees that it will, and the Amaro Family agrees that it will cause TEP Chile to, from and after the date of this Agreement and until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8.01, attend each meeting of the shareholders of its Relevant Parent Entity in person or by proxy and vote or cause to be voted all shares of capital stock of its Relevant Parent Entity beneficially owned by it on the record date for such meeting (i) in the case of the LAN Controlling Shareholders only, in favor of the approval of the Mergers, the Name Change and the other transactions contemplated by the Implementation Agreement, (ii) against any action, agreement or transaction submitted for approval of the shareholders of its Relevant Parent Entity that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of its Relevant Parent Entity, and (iii) against any Alternative Proposal relating to its Relevant Parent Entity. The term “Relevant Parent Entity” means (i) with respect to TAM, the Amaro Family, TEP Chile and the TAM Direct Controlling Shareholder, TAM, and (ii) with respect to LAN and the LAN Controlling Shareholders, LAN. The Amaro Family agrees that they will cause TEP Chile to attend the

Sister Holdco Shareholders Meeting in person or by proxy and to vote the shares of Sister Holdco Stock they beneficially own in favor of the approval of the Sister Holdco Merger Matters. The Amaro Family agrees that they will cause TEP Chile to cause Holdco 1 to attend the Holdco 2 Shareholders Meeting in person or by proxy and to vote the shares of Holdco 2 Stock they beneficially own in favor of the approval of the Holdco 2 Merger Matters.

(b) Condition Notices; Subscription Payments; Leilão. The last time at which the holders of shares of TAM Stock shall be able to withdraw their acceptance to tender their shares of TAM Stock into the Exchange Offer will be 12:00 p.m., São Paulo, Brazil time (the “Offer Deadline”), on the date on which the Leilão will occur as specified in the Edital, as such date may be changed from time to time in accordance with Brazilian Law (the “Leilão Date”). Prior to 2:00 p.m., São Paulo, Brazil time, on the Leilão Date, each of LAN and the Amaro Family shall cause one of its representatives who is authorized on its behalf to waive the conditions set forth in Section 7.02 (in the case of both LAN and the Amaro Family), Section 7.03 (in the case of LAN only) or Schedule 1.12 of the Implementation Agreement (in the case of the Amaro Family) to be present at the offices of the Bovespa for purposes of informing the Bovespa as to whether the mutual conditions to the consummation of the Exchange Offer set forth in Section 7.02 (in the case of both LAN and the Amaro Family), Section 7.03 (in the case of LAN only) and Schedule 1.12 of the Implementation Agreement (in the case of the Amaro Family) have been satisfied or waived in accordance with this Agreement. At 2:00 p.m., São Paulo, Brazil time, on the Leilão Date, the Bovespa shall inform LAN, Holdco 2 and the Amaro Family whether or not the Minimum Conditions have been satisfied (the “Minimum Condition Notice”). Promptly after receiving the Minimum Condition Notice but in no event later than 2:10 p.m., São Paulo, Brazil time, on the Leilão Date LAN shall deliver to the Amaro Family a written notice stating whether or not all of the conditions to the consummation of the Exchange Offer (other than the conditions in Section 7.03(h)) have been satisfied or irrevocably waived by LAN (the “LAN _ Condition Notice”). If the LAN Condition Notice states that all such conditions have been so satisfied or waived, then promptly after they receive the LAN Condition Notice but in no event later than 2:20 p.m., São Paulo, Brazil time, on the Leilão Date the Amaro Family shall deliver to LAN a written notice stating whether or not all of the conditions to the consummation of the Exchange Offer set forth in Section 7.02 and all of the conditions set forth in Schedule 1.12 to the Implementation Agreement have been satisfied or irrevocably waived by them (the “TEP _ Condition Notice”). If the TEP Condition Notice states that all such conditions have been so satisfied or waived, then (i) promptly after they have delivered the TEP Condition Notice to LAN but in no event later than 2:30 p.m., São Paulo, Brazil time, on the Leilão Date (A) the Amaro Family shall subscribe for 72.837.860 shares of TEP Chile Stock in exchange for all of the TEP Shares (the “TEP Chile Subscription” and, collectively with the Holdco Subscriptions, the “Subscriptions”), such Subscriptions to be made in such proportions so that immediately after the TEP Chile Subscription is paid the percentage equity ownership of each member of the Amaro Family in TEP Chile shall be the same as the percentage equity ownership that such member has in the TAM Direct Controlling Shareholder as of the date hereof and pay the TEP Chile Subscription by delivering the TEP Shares to TEP Chile, and (B) TEP Chile shall pay the Holdco Subscriptions by delivering all of the Ordinary TEP Shares to Holdco 1 and the 62 Holdco 1 Ordinary Shares, all of the TEP Holdco 1 Non-Voting Shares and all of the Preferred TEP Shares to Sister Holdco and (ii) promptly after all such payments have been made but in no event later than 2:40 p.m., São Paulo, Brazil time, on the Leilão Date, LAN and the Amaro Family shall issue a press release announcing that all of the conditions to the Exchange Offer have been satisfied or irrevocably waived. The LAN Condition Notice shall be conclusive and binding upon LAN for all purposes of this Agreement and the TEP Condition Notice shall be conclusive and binding upon the Amaro Family for all purposes of this Agreement and the TEP Chile Subscription. If (x) each of the LAN Condition Notice and the TEP Condition Notice states that all of the conditions it is required to address have been satisfied or irrevocably waived and (y) the TEP Chile Subscription and all of the payments required pursuant to the Subscriptions have been made in full when required by this Section 5.04(b), then the Leilão shall commence at 3:00 p.m., São Paulo, Brazil time (or such other time as the Bovespa may determine), on the Leilão Date, and Holdco 2 will consummate the Exchange Offer on the Leilão Date in accordance with the terms and conditions of the Exchange Offer. For all purposes of this Agreement, the consummation of the Exchange Offer shall be deemed to be the purchases of TAM Stock pursuant to the Leilão. Notwithstanding the foregoing, if the Leilão commences at any time other than 3:00 p.m., São Paulo, Brazil time, on the Leilão Date, then each of the times specified above in this Section 5.04(b) (except for the Offer Deadline) shall be adjusted by the same amount that the actual time of the commencement of the Leilão differs from 3:00 p.m., São Paulo, Brazil time. If (x) either the LAN Condition Notice or the TEP Condition Notice does not state that all of the conditions it is required to address have been satisfied or irrevocably waived or (y) the TEP Chile Subscription or any of the payments required pursuant to the Subscriptions are not made in full when required by this Section 5.04(b), the Leilão shall not occur and the Exchange Offer shall expire without the purchase of any shares of TAM Stock.

(c) Restrictions on Transfers. Except as otherwise expressly provided in this Agreement, from and after the date of this Agreement and until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8.01, none of LAN Controlling Shareholders, the TAM Direct Controlling Shareholder, the Amaro Family or TEP Chile shall Transfer or permit the Transfer of any shares of the capital stock of its Relevant Parent Entity, the TAM Direct Controlling Shareholder, TEP Chile, Holdco 1, Holdco 2 or Sister Holdco that it beneficially owns or enter into any Contract, arrangement or understanding with respect to any such Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise); provided however, that the LAN Controlling Shareholders, the TAM Direct Controlling Shareholder, the Amaro Family and TEP Chile may Transfer all or any portion of their shares of capital stock of its Relevant Parent Entity to (i) any of their direct or indirect wholly owned Subsidiaries, (ii) any Person wholly-owned by Enrique, Juan José and/or Ignacio Cueto (in the case of the LAN Controlling Shareholders) or (iii) any Person that has no direct or indirect owners other than Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and/or João Francisco Amaro and that is directly or indirectly majority owned and controlled by Maria Cláudia Oliveira Amaro and Maurício Rolim Amaro (in the case of the Amaro Family, the TAM Direct Controlling Shareholder or TEP Chile) and that each of the LAN Controlling Shareholders, the TAM Direct Controlling Shareholder, TEP Chile and the Amaro Family may Transfer a percentage of any shares of the capital stock of its Relevant Parent Entity, TEP Chile, Holdco 1, Holdco 2 or Sister Holdco that it beneficially owns to each of Enrique, Juan José and Ignacio Cueto (in the case of the LAN Controlling Shareholders) or Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (in the case of the TAM Direct Controlling Shareholder and TEP Chile) or to any Person wholly owned by any such individual equal to the percentage of such capital stock that such individual indirectly owns through his or her ownership of shares in the LAN Controlling Shareholders (in the case of Enrique, Juan José and Ignacio Cueto) or the TAM Direct Controlling Shareholder or TEP Chile (in the case of Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro); provided further that the LAN Controlling Shareholders, the TAM Direct Controlling Shareholder and the Amaro Family shall continue to be bound by the terms of this Agreement for all purposes following any such Transfer and any transferee of shares Transferred pursuant to this Section 5.04(c) shall agree to be bound by all the terms and conditions of this Section 5.04 by executing and delivering to the parties hereto a joinder agreement so providing in form and substance reasonably acceptable to such parties.

(d) No Inconsistent Agreements. Each of the LAN Controlling Shareholders hereby covenants and agrees that, and each of the TAM Direct Controlling Shareholder and the members of the Amaro Family hereby covenants and agrees on its or their behalf and on behalf of TEP Chile that, except for actions contemplated by this Section 5.04 taken in furtherance of this Agreement, it (i) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement, voting trust or any other agreement, arrangement or obligations (whether or not legally binding) with respect to any of the shares of capital stock of its Relevant Parent Entity, the TAM Direct Controlling Shareholder, TEP Chile, Holdco 1, Holdco 2 or Sister Holdco that it beneficially owns and (ii) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, a consent or power of attorney with respect to any such shares.

(e) Further Assurances. Each of the LAN Controlling Shareholders, the TAM Direct Controlling Shareholder and the Amaro Family (i) shall use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their part under this Agreement and applicable Law to consummate the transactions contemplated by this Agreement and the other Transaction Agreements as promptly as reasonably practicable and (ii) shall not, and they shall cause their respective Representatives not to, take any action that could be reasonably expected to materially impede or interfere with, delay, postpone or materially and adversely affect the consummation of the transactions contemplated by this Agreement and the other Transaction Agreements.

ARTICLE VI

CONDITIONS TO THE COMMENCEMENT OF THE EXCHANGE OFFER

SECTION 6.01. Mutual Conditions to the Commencement of the Exchange Offer. Holdco 2 shall not commence the Exchange Offer unless and until all of the conditions set forth in this Section 6.01 are satisfied or waived in writing by LAN and the Amaro Family.

(a) Requisite Shareholder Approval. The Requisite LAN Shareholder Approval shall have been obtained and recorded and published in accordance with Law No. 18,046 of Chilean Corporations (the “Chilean Corporate Law”) and the Requisite TAM Shareholder Approval shall have been obtained and recorded and published in accordance with Brazilian Law.

(b) Governmental Consents. All of the Consents from Governmental Entities set forth on Schedule 6.01(b) shall have been obtained and all other Consents from Governmental Entities shall have been obtained other than those which the failure to obtain, individually or in the aggregate, would not reasonably be expected to have a TAM Material Adverse Effect or LAN Material Adverse Effect or to result in criminal or civil sanctions against any party hereto, any Affiliate of any such party or any director or employee of any of the foregoing.

(c) No Injunctions or Restraints. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order or taken any other action (whether temporary, preliminary or permanent) that is in effect and (i) makes illegal, restrains, enjoins or otherwise prohibits the commencement of the Exchange Offer or the consummation of the Exchange Offer, the Mergers or the other transactions contemplated by this Agreement and the Implementation Agreement on the terms contemplated hereby and thereby or (ii) limits or impairs the ability of LAN and the TAM Direct Controlling Shareholder, TEP Chile and/or the Amaro Family to jointly (A) own or operate all or any material portion of the assets of TAM and its Subsidiaries or (B) exercise full ownership rights with respect to equity interests in Holdco 1, TAM and its Subsidiaries in a manner consistent with the terms of the TAM Shareholders Agreement, the Holdco 1 Shareholders Agreement and/or the LATAM/TEP Shareholders Agreement, as applicable (collectively, “Restraining Orders”); provided, however, that notwithstanding the foregoing the occurrence of the Appraisal Condition shall not cause this condition not to be satisfied.

(d) No Litigation. There shall not be pending any Action commenced by any Governmental Entity or other Person seeking (i) a Restraining Order or (ii) to limit or impair the ability of LAN and the TAM Direct Controlling Shareholder, TEP Chile and/or the Amaro Family to jointly (A) own or operate all or any material portion of the assets of TAM and its Subsidiaries or (B) exercise all the rights and receive all the benefits of full ownership of each of Holdco 1, TAM and its Subsidiaries in a manner consistent with the terms of the LATAM-TEP Shareholders Agreement, Holdco 1 Shareholders Agreement and the TAM Shareholders Agreement other than any such Action by any Person other than a Governmental Entity that could not reasonably be expected to succeed on its merits (collectively, “Adverse Actions”).

(e) LAN BDRs. CVM shall have granted the registrations of LAN and the LAN BDRs described in clauses (A) and (B) of Section 1.04(b)(i).

(f) Required Listings. Each of the Required Listings shall have been approved by the CVM, the NYSE and the SSE, as applicable, and under the terms of such approval shall become effective no later than the Effective Time.

(g) Form F-4. The Form F-4 shall have been declared effective by the SEC under the U.S. Securities Act. No stop order suspending the effectiveness of the Form F-4 shall have been issued by the SEC, and no proceeding for that purpose shall have been initiated or threatened by the SEC.

(h) Completion of Pre-Commencement Transaction Steps. Each of the Transaction Steps described in Section 1.01, and Sections 1.03 through 1.10 of the Implementation Agreement shall have been taken and completed; provided, however, that, notwithstanding the foregoing, no party whose failure to take any action that it is required to be taken pursuant to the Implementation Agreement caused the failure of any such Transaction Step to be taken shall be entitled to the benefit of the condition in respect of such Transaction Step (treating each of (x) LAN and the LAN Controlling Shareholders, collectively, and (y) TAM, the TAM Direct Controlling Shareholder and the Amaro Family, collectively, as a single party for purposes of this Section 6.01(h)).

(i) Appraisal Condition. The product of 0.9 and the high end of the range of economic value of LAN per share of LAN Common Stock most recently determined by the Appraiser shall be greater than or equal to the low end of the range of economic value of TAM per share of TAM Stock determined by the Appraiser at the same time and, if such determinations are made in the Appraisal Report, the Appraisal Report has not been replaced by a new Appraisal Report by a new Appraiser at the request of the holders of the outstanding Free Float Shares in accordance with Brazilian Law (the “Appraisal Condition”).

SECTION 6.02. LAN’s Conditions to the Commencement of the Exchange Offer. Holdco 2 shall not commence the Exchange Offer unless and until all of the conditions set forth in this Section 6.02 are satisfied or waived in writing by LAN.

(a) Representations and Warranties. The representations and warranties of TAM contained in Section 2.03(a), Section 2.03(b) and in clause (i) of Section 2.07 of this Agreement shall have been true and correct on the date of this Agreement and shall be true and correct on the Condition Date as though made on and as of the Condition Date (except to the extent that any such representation and warranty expressly relates to a specified earlier date, in which case such representation and warranty need only be true and correct as of such specified earlier date), except for any failures of any representations and warranties in Section 2.03(a) or Section 2.03(b) that, individually or in the aggregate, are de minimis in nature and amount. All other representations and warranties of TAM contained in this Agreement shall have been true and correct on the date of this Agreement and shall be true and correct on the Condition Date as though made on and as of the Condition Date (except to the extent any such representations and warranties expressly relate to a specified earlier date, in which case such representation and warranty need only be true and correct as of such specified earlier date) in each case without giving effect to any TAM Material Adverse Effect or any other materiality exception, qualification or limitation contained therein, other than any failures of such representations and warranties to be so true and correct to the extent that such failures and the underlying causes thereof, individually or in the aggregate, have not had and would not reasonably be expected to have a TAM Material Adverse Effect. LAN shall have received a certificate signed on behalf of TAM by the chief executive officer of TAM to such effect. The representations and warranties of the TAM Direct Controlling Shareholder and the Amaro Family set forth in Article IV shall have been true and correct on the date of this Agreement and shall be true and correct on the Condition Date as though made on and as of the Condition Date.

(b) Performance of Obligations. TAM shall have performed in all material respects all obligations it is required to perform under this Agreement and the Implementation Agreement on or prior to the Condition Date, and LAN shall have received a certificate signed on behalf of TAM by the chief executive officer of TAM to such effect. The TAM Direct Controlling Shareholder and the Amaro Family shall have performed in all material respects all obligations it is required to perform under this Agreement and the Implementation Agreement on or prior to the Condition Date.

(c) No MAE. No change, event, circumstance or development shall have occurred since December 31, 2009 (including any adverse change or development with respect to any such matters that occurred or existed on or prior to such date) that, individually or in the aggregate, has had or would reasonably be expected to have a TAM Material Adverse Effect.

(d) No Market Disruptions. Since the date of this Agreement, there shall have been no (i) general suspension of, or limitation on trading in securities on, the SSE, the Bovespa or the NYSE (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index), (ii) declaration of a banking moratorium or any suspension of payments in respect of banks in Chile, Brazil or the United States, or (iii) commencement of a war or armed hostilities or airline industry events which, in the case of clauses (ii) and (iii), could reasonably be expected to have a TAM Material Adverse Effect.

(e) Requisite Shareholder Approvals. All of the Requisite Shareholder Approvals (other than the Requisite LAN Shareholder Approval and the Requisite TAM Shareholder Approval) shall have been obtained and recorded and published in accordance with the Chilean Corporate Law or other applicable Law.

(f) Appraisal. The holders of not more than 2.5% of the outstanding shares of LAN Common Stock shall have exercised their appraisal rights (derecho a retiro) under Chilean Law with respect to the Mergers.

(g) Shareholders Agreements. TEP Chile S.A. shall have duly executed and/or delivered to LAN copies of the TAM Shareholders Agreement, Holdco 1 Shareholders Agreement, the LATAM/TEP Shareholders Agreement and the Control Group Shareholders Agreement. Holdco 1 shall have duly executed and/or delivered to LAN copies of the Holdco 1 Shareholders Agreement and the TAM Shareholders Agreement. TAM shall have duly executed and/or delivered to LAN a copy of the TAM Shareholders Agreement. The LAN Controlling Shareholders shall have duly executed and/or delivered to LAN a copy of the Control Group Shareholders Agreement.

(h) Other Conditions. CVM shall have approved the inclusion in the Edital of all of the conditions set forth in Section 7.03, and none of the events described in paragraphs (f) and (g) of Section 7.03 shall have occurred since the date of this Agreement (without giving effect to any references to the Commencement Date contained therein).

SECTION 6.03. Amaro Family’s Conditions to the Commencement of the Exchange Offer. Holdco 2 shall not commence the Exchange Offer unless and until all of the conditions set forth in this Section 6.03 are satisfied or waived in writing by the Amaro Family.

(a) Representations and Warranties. The representations and warranties of LAN contained in Section 3.03(a), Section 3.03(b) and in clause (i) of Section 3.07 of this Agreement shall have been true and correct on the date of this Agreement and shall be true and correct on the Condition Date as though made on and as of the Condition Date (except to the extent that any such representation and warranty expressly relates to a specified earlier date, in which case such representation and warranty need only be true and correct as of such specified earlier date), except for any failures of any representations and warranties in Section 3.03(a) or Section 3.03(b) that, individually or in the aggregate, are de minimis in nature and amount. All other representations and warranties of LAN contained in this Agreement shall have been true and correct on the date of this Agreement and shall be true and correct on the Condition Date as though made on and as of the Condition Date (except to the extent any such representations and warranties expressly relate to a specified earlier date, in which case such representation and warranty need only be true and correct as of such specified earlier date), in each case without giving effect to any LAN Material Adverse Effect or any other materiality exception, qualification or limitation contained therein, other than any failures of such representations and warranties to be so true and correct to the extent that such failures and the underlying causes thereof, individually or in the aggregate, have not had and would not reasonably be expected to have a LAN Material Adverse Effect. TAM shall have received a certificate signed on behalf of LAN by the chief executive officer of LAN to such effect. The representations and warranties of the LAN Controlling Shareholders set forth in Article IV shall have been true and correct on the date of this Agreement and shall be true and correct on the Condition Date as though made on and as of the Condition Date.

(b) Performance of Obligations. LAN shall have performed in all material respects all obligations it is required to perform under this Agreement or the Implementation Agreement on or prior to the Condition Date, and TAM shall have received a certificate signed on behalf of LAN by the chief executive officer of LAN to such effect. The LAN Controlling Shareholders shall have performed in all material respects all obligations they are required by this Agreement or the Implementation Agreement to perform on or prior to the Condition Date.

(c) No MAE. No change, event, circumstance or development shall have occurred since December 31, 2009 (including any adverse change or development with respect to any such matters that occurred or existed on or prior to such date) that, individually or in the aggregate, has had or would reasonably be expected to have a LAN Material Adverse Effect.

(d) No Market Disruptions. Since the date of this Agreement there shall have been no (i) general suspension of, or limitation on trading in securities on, the SSE, the Bovespa or the NYSE (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index), (ii) declaration of a banking moratorium or any suspension of payments in respect of banks in Chile, Brazil or the United States, or (iii) commencement of a war or armed hostilities or airline industry events which, in the case of clauses (ii) and (iii), could reasonably be expected to have a LAN Material Adverse Effect.

(e) Shareholders Agreements. LAN shall have duly executed and/or delivered to the Amaro Family copies of the Holdco 1 Shareholders Agreement, the TAM Shareholders Agreement and the LATAM/TEP Shareholders Agreement. The LAN Controlling Shareholders shall have duly executed and/or delivered to the Amaro Family a copy of the Control Group Shareholders Agreement.

(f) Other Conditions. None of the events described in Schedule 1.12 of the Implementation Agreement shall have occurred since the date of this Agreement (without giving effect to any references to the Commencement Date contained therein).

SECTION 6.04. Commencement of the Exchange Offer. If all of the conditions set forth in this Article VI are satisfied or waived in accordance with the requirements of this Article, then Holdco 2 shall commence the Exchange Offer.

ARTICLE VII

CONDITIONS TO THE CONSUMMATION OF THE EXCHANGE OFFER

SECTION 7.01. Conditions to the Consummation of the Exchange Offer. The only conditions to the consummation of the Exchange Offer shall be the conditions set forth in Section 7.02 and Section 7.03. Holdco 2 shall not be obligated to, and shall not, purchase or pay for any of the Eligible TAM Shares validly tendered and not withdrawn pursuant to the Exchange Offer unless all of such conditions are satisfied or waived by Holdco 2. Holdco 2 shall only waive the conditions set forth in the Section 7.02 and 7.03 in accordance with the requirements set forth in Section 7.02 and Section 7.03 below (as applicable).

SECTION 7.02. Mutual Conditions to the Consummation of the Exchange Offer. Holdco 2 shall only waive a condition to the consummation of the Exchange Offer set forth in this Section 7.02 if such condition has been waived by LAN in the LAN Condition Notice and by the Amaro Family in the TEP Condition Notice, and Holdco 2 shall promptly waive all such conditions that have been so waived by LAN and the Amaro Family.

(a) Required Listings. Since the Commencement Date, none of the Bovespa, the NYSE or the SSE shall have revoked or suspended its approval of any of its Required Listings and under the terms of each such approval the relevant Required Listing shall become effective no later than the Effective Time.

(b) Form F-4. Since the Commencement Date, no stop order suspending the effectiveness of the Form F-4 shall have been issued by the SEC and no proceeding for that purpose shall have been initiated or threatened by the SEC.

(c) Delisting Condition. The number of Free Float Shares that are validly tendered into and not withdrawn from, or that otherwise approve, the Exchange Offer shall be at least equal to the number of Free Float Shares required to permit the delisting of each of the TAM Ordinary Stock and the TAM Preferred Stock from the Bovespa under the rules of the CVM and Brazilian Law (the “Delisting Condition”).

(d) Appraisal. Since the Commencement Date, no Appraisal Event shall have occurred, the holders of the Free Float Shares shall not have requested a new Appraisal Report and a new Appraiser in accordance with Brazilian Law and the holders of the outstanding Free Float Shares shall no longer have the right to select a new Appraiser and to cause the Appraisal Report to be replaced with a new Appraisal Report.

SECTION 7.03. LAN Conditions to the Consummation of the Exchange Offer. Holdco 2 shall only waive a condition to the consummation of the Exchange Offer set forth in this Section 7.03 if such condition has been waived by LAN in the LAN Condition Notice, and Holdco 2 shall promptly waive all such conditions that have been so waived by LAN.

(a) Minimum Tender Condition. The number of Eligible TAM Shares that are validly tendered into and not withdrawn from the Exchange Offer shall be at least equal to the number of Eligible TAM Shares that need to be acquired so that, if Holdco 2 or LAN owned the TEP Shares, it would have the right and ability to effect a statutory squeeze-out under Brazilian Law of all Eligible TAM Shares that do not accept the Exchange Offer and the Amaro Family shall have stated in the Subscription Condition Notice that all of the conditions set forth in Schedule 1.12 of the Implementation Agreement have been satisfied or irrevocably waived by the Amaro Family (the “Minimum Tender Condition” and, together with the Delisting Condition, the “Minimum Conditions”).

(b) Governmental Consents. Since the Commencement Date, none of the Consents received or obtained from Governmental Entities that were a condition to the commencement of the Exchange Offer shall have been revoked or amended, modified or supplemented in any way that could reasonably be expected to materially impede or interfere with, delay, postpone or materially and adversely affect the consummation of the transactions contemplated by this Agreement or the Implementation Agreement.

(c) No Injunctions or Restraints. Since the Commencement Date, no court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Restraining Order.

(d) No Litigation. No Adverse Action commenced since the Commencement Date shall remain pending.

(e) Business Continuity. None of the following actions, events or circumstances shall have occurred since the Commencement Date (or prior thereto if no executive officer of LAN had actual knowledge of any such action, event or circumstance as of the Commencement Date) that, individually or in the aggregate, have had an adverse effect on the businesses, revenues, operations or financial condition of TAM and its Subsidiaries in any material respect:

(i) Any change in, or termination of, any License from any Governmental Entity or other Person that are currently held by TAM or any of its Subsidiaries and used to conduct air domestic or international cargo or passenger transport services or any such Governmental Entity or other Person shall have threatened or taken any action seeking any such change or termination;

(ii) Any loss of 5% or more of the total number of Slots currently granted to TAM and its Subsidiaries at Congonhas Airport—São Paulo, or any loss of 10% or more of the total takeoff and landing scheduled operations of TAM and its Subsidiaries at any of the following airports: the International Airport of São Paulo - Guarulhos, Santos Dumont Airport, International Airport of Rio de Janeiro—Antônio Carlos Jobim, International Airport Juscelino Kubitschek (Brasília) and International Airport Salgado Filho (Porto Alegre);

(iii) Any loss of 15% or more of the permits or air traffic rights held by TAM and its Subsidiaries to operate in any country in the European Union;

(iv) Any termination or expiration of any aeronautical insurance policy that currently covers TAM or any of its Subsidiaries unless such policy is reinstated or replaced by a substantially equivalent policy within 24 hours of such termination or expiration;

(v) Any initiation of any inquiry or investigation of TAM or any of its Subsidiaries by any Airline Regulatory Entity relating to safety issues that could be expected to result in the total or partial revocation of any License currently held by TAM or any of its Subsidiaries or to be detrimental to the public image of TAM;

(vi) Any event that occurs at the International Airport of São Paulo—Guarulhos, Congonhas Airport—São Paulo or Santos Dumont Airport and that (1) prevents TAM and its Subsidiaries from operating at least 50% of their normally scheduled flights from such airport during the period from the date on which such event occurs to the expiration of the Exchange Offer or (2) if such period is less than 30 days, could be expected to prevent such percentage of such flights during the 30-day period commencing on the date on which such event occurs;

(vii) Any inability of Brazil to adequately and safely control its airspace through its air traffic control system that (1) prevents TAM and its Subsidiaries from being able to conduct their normal operations during the period through the expiration of the Exchange Offer or (2) if such period is less than 30 days, could be expected to prevent such normal operations for a period of at least 30 days;

(viii) Any aircraft accident that involves any loss of life or the total loss of any aircraft;

(ix) Any issuance of any Law or Order:

(A)	fixing or otherwise regulating domestic Brazilian passenger airline fares;

(B)	challenging, restricting, limiting or impairing the ability of Holdco 2 to make or consummate the Exchange Offer; LAN to consummate the Mergers; Holdco 2, LAN or Holdco 1 to own, hold or exercise the rights inherent in their shares of TAM Stock; or LAN and the TAM Direct Controlling Shareholder, TEP Chile and/or the Amaro Family to jointly own or operate all or any material portion of the assets of TAM and its Subsidiaries or exercise all the rights and receive all the benefits of full ownership of each of Holdco 1, TAM and its Subsidiaries in a manner consistent with the terms of the LATAM-TEP Shareholders Agreement, the Holdco 1 Shareholders Agreement and the TAM Shareholders Agreement;

(C)	providing for any expropriation or confiscation of any assets of TAM or any of its Subsidiaries or limiting the ability of TAM or any of its Subsidiaries to freely dispose of any of their assets;

(D)	suspending, restricting or limiting the ability to engage in currency exchange transactions in Brazil or by Brazilian corporations or residents or changing the current regulations relating to the transfer of funds into or out of Brazil; or

(E)	changing the current regulations applicable to the capital markets in Brazil or Chile or increasing any taxes or tax rates that adversely impacts the shareholders of TAM who tender into, or the consummation by Holdco 2 of, the Exchange Offer;

(x) Any natural disaster or similar event that causes damage to any infrastructure or airspace used by, or any industry affecting, TAM or any of its Subsidiaries or any assets used by TAM or any of its Subsidiaries in the ordinary course of business; or

(xi) Any other event that (1) prevents TAM and its Subsidiaries from operating at least 50% of their regular scheduled flights during the period from the date on which such event occurs to the expiration of the Exchange Offer or (2) if such period is less than 30 days, could be expected to prevent such percentage of such flights during the 30-day period commencing on the date on which such event occurs.

(f) No Default Under Relevant Agreements. Since the Commencement Date, there shall not have occurred any default in the performance or breach, or any event that with notice, lapse of time or both would result in such a default or breach, by TAM or any of its Subsidiaries of any covenant or agreement contained in any Contract to which any of them is a party under which the aggregate consideration provided or received, or to be provided or received, is greater than US$10,000,000 (collectively, “Relevant Agreements”) that continues to exist, in each case after giving effect to any waivers granted by any other party to such Contract and regardless of whether or not any event of default, acceleration or other enforcement action shall have been declared or taken by any such other party.

(g) No Market Disruptions. Since the Commencement Date, there shall have been no (i) general suspension of, or limitation on trading in securities on, the SSE, the Bovespa or the NYSE (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index), (ii) declaration of a banking moratorium or any suspension of payments in respect of banks in Brazil, the United States or the European Union, or (iii) commencement of a war or armed hostilities or airline industry events, which, in the case of clauses (ii) and (iii), could reasonably be expected to have a TAM Material Adverse Effect.

(h) Subscriptions. The Subscriptions shall have been fully paid in each case in accordance with Section 5.04(b) of this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01. Termination. This Agreement shall terminate automatically if and when: (i) the Exchange Offer expires in accordance with its terms or is revoked with the permission of the CVM, in each case without the purchase of any shares of TAM Stock or (ii) the Implementation Agreement is terminated in accordance with its terms or the terms of this Agreement. In addition to the circumstances provided in Section 4.01 of the Implementation Agreement, the Implementation Agreement may be terminated and the Exchange Offer and the Mergers may be abandoned at any time prior to the commencement of the Exchange Offer, whether before or after receipt of any Requisite Shareholder Approvals:

(a) by either LAN or the Amaro Family:

(i) if the ANAC Approval has not been obtained or for any other reason the Exchange Offer shall not have commenced on or before December 31, 2011 (as it may be extended as set forth below, the “Outside Date”); provided, however, that if the condition set forth in Section 6.01(b) shall not have been satisfied on or before December 31, 2011 and/or the condition set forth in Section 6.01(d) is not satisfied on December 31, 2011, then, if all other conditions to commencement of the Exchange Offer (other than conditions that by their nature are to be satisfied at the Pre-Commencement Closing) set forth in Article VI shall have been satisfied the Outside Date may be extended until June 30, 2012 at the election of the Amaro Family or LAN by written notice to the other party;

(ii) if any Governmental Entity of competent jurisdiction has refused to grant any Consent described in Section 6.01(b) (other than any Consent required from CVM with respect to the inclusion in the

Edital of any of the conditions set forth in Section 7.03) and such refusal has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Restraining Order that has become final and nonappealable, in each case that would give rise to the failure of a condition set forth in Section 6.01(b) or Section 6.01(c);

provided, however, that the right to terminate the Implementation Agreement under this Section 8.01(a) shall not be available to any party whose material breach of a representation, warranty or covenant in this Agreement or the Implementation Agreement has been a principal cause of the failure of the Exchange Offer to commence by the Outside Date or the failure of the condition giving rise to such termination right, as applicable;

(b) by LAN, if TAM, the TAM Direct Controlling Shareholder or the Amaro Family shall have breached or failed to perform any of their representations, warranties, covenants or agreements set forth in this Agreement or the Implementation Agreement or any of such representations and warranties shall have become untrue as of any date subsequent to the date of this Agreement, which breach or failure to perform or untruth (i) would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b) (assuming, in the case of any untruth, that such subsequent date was the Condition Date) and (ii) is not capable of being cured or, if capable of being cured, shall not have been cured by TAM, the TAM Direct Controlling Shareholder or the Amaro Family, as applicable, by the earlier of (A) the day before the Outside Date and (B) the 30th calendar day following receipt of written notice of such breach or failure to perform from LAN;

(c) by the Amaro Family, if LAN or the LAN Controlling Shareholders shall have breached or failed to perform any of their representations, warranties, covenants or agreements set forth in this Agreement or the Implementation Agreement or any of such representations and warranties shall have become untrue as of any date subsequent to the date of this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.03(a) or 6.03(b) (assuming, in the case of any untruth, that such subsequent date was the Condition Date) and (ii) is not capable of being cured or, if capable of being cured, shall not have been cured by LAN by the earlier of (A) the day before the Outside Date and (B) the 30th calendar day following receipt of written notice of such breach or failure to perform from TAM or the Amaro Family; and

(d) by LAN prior to the commencement of the Exchange Offer if CVM shall have refused to grant its Consent to the inclusion in the Edital of any of the conditions set forth in Section 7.03.

SECTION 8.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of LAN, TAM or any other party hereto under this Agreement, other than the provisions of Sections 2.22 and 3.22, the second and third sentences of Section 5.01(a), Section 5.01(b), Section 8.01, this Section 8.02, Section 8.04, Section 8.05 and Article IX, which provisions shall survive such termination. Notwithstanding the foregoing or any termination or anything to the contrary in this Agreement, no party to this Agreement shall be relieved or released from liability for damages of any kind (whether or not communicated or contemplated at the time of execution of this Agreement), including consequential damages and including as damages any value lost by shareholders of LAN or TAM, as the case may be, based on the consideration that would otherwise have been paid and the benefits that would otherwise have accrued to such shareholders, which arise out of or result from any (i) knowing breach of any of the representations and warranties in this Agreement or (ii) deliberate breach of any covenant of this Agreement. No party claiming that any such breach has occurred will have any duty or otherwise be obligated to mitigate any such damages. For purposes of this Section 8.02, (i) a “knowing” breach of a representation and warranty of a party shall be deemed to have occurred only if an executive officer of such party had actual knowledge of such breach as of the date of this Agreement or would have had such actual knowledge if such individual had made a reasonable investigation and (ii) a “deliberate” breach of any covenant of a party shall be deemed to have occurred only if such party or its Representatives took or failed to take an action constituting a breach with actual knowledge that the action so taken or omitted to be taken constituted a breach of such covenant. For purposes of this Agreement, an “executive officer” shall have the meaning given to the term “officer” in Rule 16a-1(f) promulgated under the U.S. Exchange Act.

SECTION 8.03. Amendment. This Agreement may be amended by the parties hereto at any time prior to the commencement of the Exchange Offer but only by an instrument in writing signed by all of the parties hereto.

SECTION 8.04. Extension; Waiver. At any time prior to the Effective Time, the parties may (but shall not be under any obligation to) (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements of the other parties or any of the conditions for its benefit contained herein, in each case to the extent permitted by applicable Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or applicable Law shall not constitute a waiver of such rights and, except as otherwise expressly provided in this Agreement, no single or partial exercise by any party to this Agreement of any of its rights under this Agreement shall preclude any other or further exercise of such rights or any other rights under this Agreement or applicable Law.

SECTION 8.05. Indemnification.

(a) Indemnification by LAN. LAN shall indemnify and defend and hold the TAM Direct Controlling Shareholder, its Affiliates and their respective directors, officers, employees and shareholders (collectively, the “TEP Indemnified Parties”) harmless from and against any and all any damages, losses, charges, liabilities, claims, demands, actions, suits, proceedings, payments, judgments, settlements, assessments, deficiencies, taxes, interest, penalties, and costs and expenses (including reasonable attorneys’ fees and disbursement) (collectively, “Losses”) incurred by any TEP Indemnified Party (whether or not involving a claim by any Person other than a party hereto or an Affiliate of such a party (each, a “Third Party”) arising out of or resulting from (i) the failure of the Exchange Offer to be consummated solely as a result of any failure by LAN to confirm in the LAN Condition Notice that any condition to the consummation of the Exchange Offer set forth in Section 7.03 (other than the Minimum Tender Condition) was satisfied if (but only if) such condition was in fact satisfied or (ii) any failure of the Exchange Offer to be consummated after the Amaro Family has paid for the TEP Chile Subscription as required by Section 5.04(b).

(b) Indemnification by the TAM Controlling Shareholders. The TAM Direct Controlling Shareholder and the members of the Amaro Family, jointly and severally, shall indemnify and defend and hold LAN, its Affiliates and their respective directors, officers, employees and shareholders (collectively, the “LAN Indemnified Parties”) harmless from and against any and all Losses incurred by any LAN Indemnified Party (whether or not involving a claim by a Third Party) arising out of or resulting from any failure by the Amaro Family to state in the TEP Condition Notice that any condition set forth in Schedule 1.12 of the Implementation Agreement was satisfied if (but only if) such condition was in fact satisfied.

(c) Third Party Claims. If any claim or action by a Third Party is made in writing against a TEP Indemnified Party or a LAN Indemnified Party (each, an “Indemnified Party”) for which indemnification is provided under this Agreement and such Indemnified Party intends to seek such indemnity, then such Indemnified Party shall promptly notify the party from whom indemnification may be sought hereunder (the “Indemnifying Party”) in writing of such claim or action; provided, however, that any failure by such Indemnified Party to give such notice promptly will not relieve the Indemnifying Party of any of its indemnification obligations hereunder except to the extent that the Indemnifying Party is actually prejudiced by such failure. In case any such action shall be brought against any Indemnified Party, the Indemnifying Party shall be entitled to participate therein or, at its election, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party shall not have the right to assume the defense of any claim of a Third Party to the extent (a) the claim relates to any actual or alleged criminal proceeding, action, indictment, allegation or investigation, (b) seeks an injunction or equitable relief against the Indemnified Party or (c) upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party has failed or is failing to prosecute or defend such claim. After notice from the Indemnifying

Party to the Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party shall not be liable to the Indemnified Party under this Section 8.05 for any legal expenses of other counsel or any other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof (other than reasonable costs of investigation) unless the representation of the Indemnified Party by counsel provided by the Indemnifying Party would be inappropriate due to actual or potential conflicting interests between the Indemnified Party and the Indemnifying Party, including situations in which there are one or more material legal defenses available to the Indemnified Party that are not available to the Indemnifying Party; provided, however, that notwithstanding the foregoing the Indemnifying Party shall not at any time, in connection with any one such action or separate but substantially similar actions arising out of the same general allegations, be liable for the fees and expenses of more than one separate set of counsel for all Indemnified Parties, except to the extent that local counsel, in addition to their regular counsel, is reasonably required in order to effectively defend against such action. No indemnification shall be available in respect of any settlement of any action or claim effected by an Indemnified Party without the prior written consent of the Indemnifying Party. If the Indemnifying Party shall have assumed the defense of a third-party claim, the Indemnifying Party shall not enter into any settlement of or otherwise compromise or discharge such claim without the Indemnified Party’s prior written consent unless such settlement, compromise or discharge irrevocably releases the Indemnified Party from all liabilities and obligations with respect to such claim and does not impose any injunctive or other equitable relief against the Indemnified Party.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01. Survival. None of the representations, warranties or covenants contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time; provided, however, that notwithstanding the foregoing, this Article IX and the covenants and agreements of the parties in the last sentence of Section 1.08 shall survive the Effective Time.

SECTION 9.02. Fees and Expenses. Except as provided in Section 8.02, all fees and expenses incurred in connection with this Agreement, the Implementation Agreement, the Mergers and the other transactions contemplated hereby and thereby shall be paid by the party incurring such fees or expenses, whether or not the Exchange Offer is commenced or the Exchange Offer and the Mergers are consummated, except that expenses incurred in connection with the printing and mailing of the Offer to Exchange/Prospectus and the filing fee for the Form F-4 shall be shared equally by LAN, on the one hand, and the TAM Direct Controlling Shareholder and the Amaro Family, on the other hand.

SECTION 9.03. Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands, instructions and other communications or documents given hereunder shall be in writing and shall be delivered personally or sent by registered or certified mail (postage prepaid), facsimile or overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to LAN or the LAN Controlling Shareholders, to:

Claro y Cia.

Apoquindo 3721, piso 13,

Santiago, Chile

Attention: José María Eyzaguirre B.

Fax: +562 3673003

jmeyzaguirre@claro.cl

with copies (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

United States of America

Attention: Sergio Galvis and Duncan McCurrach

Fax: +1 212-558-3588

galviss@sullcrom.com

mccurrachd@sullcrom.com

If to TAM to:

TAM S.A.

Av. Jurandir, 856, Lote 4

04072-000

São Paulo—SP

Brasil

Attention: Marco Antonio Bologna

Fax: +55 (11) 5582-9879

marco.bologna@tam.com.br

with a copy (which shall not constitute notice) to:

Turci Advogados

Rua Dr. Renato Paes de Barros, 778

-1° andar—cj.12

04530-0001

São Paulo—SP

Brasil

Attention: Flávia Turci

Fax: +55 11 2177 2197

turci@turci.com

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

Attention: Sarah Jones and Anand Saha

Fax: +1 212 878 8375

Sarah.Jones@CliffordChance.com

Anand.Saha@CliffordChance.com

If to the TAM Direct Controlling Shareholder or the Amaro Family to:

Turci Advogados

Rua Dr. Renato Paes de Barros, 778

-1° andar—cj.12

04530-0001

São Paulo—SP

Brasil

Attention: Flávia Turci

Fax: +55 11 2177 2197

turci@turci.com

with a copy (which shall not constitute notice) to:

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

Attention: Sarah Jones and Anand Saha

Fax: +1 212 878 8375

Sarah.Jones@CliffordChance.com

Anand.Saha@CliffordChance.com

Any notice, request, claim, instruction or other communication or document given as provided above shall be deemed given to the receiving party (i) if delivered personally, upon actual receipt, (ii) if sent by registered or certified mail, three business days after deposit in the mail, (iii) if sent by facsimile, upon confirmation of successful transmission if within one business day after such facsimile has been sent such notice, request, claim, instruction or other communication or document is also given by one of the other methods described above and (iv) if sent by overnight courier, on the next business day after deposit with the overnight courier.

SECTION 9.04. Definitions. For the purposes of this Agreement, the following terms shall have the meanings assigned below. In addition, all capitalized terms used but not defined herein that are defined in the Implementation Agreement shall have the meanings assigned to such terms in the Implementation Agreement.

(a) “Affiliate” shall have the meaning assigned to such term in Rule 12b-2 promulgated under the U.S. Exchange Act.

(b) “Airline Affiliate” means, with respect to either LAN or TAM, (i) any of its Subsidiaries that operates scheduled air services, (ii) any airline with which it maintains a franchise agreement permitting that airline to operate air services for the own account of that airline with its own aircraft, but in LAN’s or TAM’s livery, as the case may be, and subject to certain service standards, and (iii) any airline that operates scheduled airline services under the IATA designator code of such airline or that of TAM, in TAM’s livery and under TAM’s service standards, or in the case of LAN, in LAN’s livery and under LAN’s service standards, as applicable, with respect to which LAN or TAM, as applicable, demonstrates that it currently and continually exercises a substantial influence in the direction of its management and policies.

(c) “Antitrust Law” means any statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through mergers, acquisitions, business combinations or similar transactions.

(d) “beneficial ownership” (and its correlative phrases) shall have the meanings assigned to such phrases in Rule 13d-3 promulgated under the U.S. Exchange Act.

(e) “business day” means any day that is not a Saturday, Sunday or a day on which banking institutions are required or authorized by law or executive order to be closed in Santiago, Chile, São Paulo, Brazil or New York, New York.

(f) “Control” (and its correlative terms) shall have the meanings assigned to such terms in Rule 12b-2 promulgated under the U.S. Exchange Act.

(g) “Convertible Securities” means, with respect to any Person, any securities, options, warrants or other rights of, or granted by, such Person or any of its Affiliates that are, directly or indirectly, convertible into, or exercisable or exchangeable for, any Equity Securities of such Person or any of its Affiliates.

(h) “Equity Securities” means, with respect to any Person, any capital stock of, or other equity interests in such Person.

(i) “Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all aircraft operating leases of such Person, (iv) all capitalized lease obligations of such Person, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness described in clauses (i) through (iv) above of any other Person, (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others and (vii) indebtedness in respect of Swap Contracts designed to hedge against interest rates, foreign exchange rates or commodities pricing risks incurred in the ordinary course of business and not for speculative purposes.

(j) “Intellectual Property” means, collectively, all (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/as, internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisionals, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (iii) trade secrets and confidential information and know-how, including confidential processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists; (iv) all rights in published and unpublished works of authorship, whether copyrightable or not (including computer software and databases (including source code, object code and all related documentation)), and other compilations of information, copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (v) moral rights, rights of publicity and rights of privacy; and (vi) all other intellectual property or proprietary rights.

(k) “IT Assets” means all computer software and databases (including source code, object code and all related documentation), computers, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment and elements and all associated documentation.

(l) “Key Personnel” means any director, officer or other employee of TAM or any Subsidiary of TAM with annual base compensation in excess of $250,000.

(m) “Knowledge” means, with respect to any matter in question, with respect to TAM, the actual knowledge of any of the executive officers of TAM and such actual knowledge as they would have had if they had made a reasonable inquiry and, with respect to LAN, the actual knowledge of any of the executive officers of LAN and such actual knowledge as they would have had if they had made a reasonable inquiry.

(n) “LAN Material Adverse Effect” means any change, effect, occurrence or circumstance which, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, results of operations, assets or liabilities of LAN and its Subsidiaries, taken as a whole, other than (x) any such change, effect, occurrence or circumstance to the extent resulting from (A) any changes after the date of this Agreement in general economic or financial market conditions, (B) any changes after the date of this Agreement generally affecting the industries in which LAN and its Subsidiaries operate, (C) changes after the date of this Agreement in IFRS or the interpretation thereof, (D) geopolitical conditions, the outbreak of a pandemic or other widespread health crisis, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement or (E) any hurricane, tornado, flood, earthquake, volcanic eruption or natural disaster; provided, however, that the foregoing clauses (A), (B), (D) and (E) shall not apply to the extent that any such change, effect, occurrence or circumstance disproportionately impacts LAN and its Subsidiaries compared to other participants in the industries in which LAN and its Subsidiaries participate, or (y) any failure, in and of itself, of LAN to meet any internal or analyst projections, forecasts or estimates of revenue or earnings or any decrease in the market price or trading volume of the shares of LAN Common Stock (it being understood, however, that the exception in this clause (y) shall not apply to the underlying causes of any such failure or decrease or prevent any of such underlying causes from being taken into account in determining whether a LAN Material Adverse Effect has occurred); or (ii) impairs or would reasonably be expected to impair in any material respect the ability of LAN to consummate the transactions contemplated by this Agreement or the Implementation Agreement or to perform its obligations hereunder or thereunder on a timely basis.

(o) “Law” means any statute, common law, ordinance, rule, regulation, agency requirement or Order of, or issued, promulgated or entered into by or with, any Governmental Entity.

(p) “Order” means any order, decision, writ, injunction, decree, judgment, legal or arbitration award, stipulation, license, permit or agreement issued, promulgated or entered into by or with (or settlement or consent agreement subject to) any Governmental Entity.

(q) “Person” means any natural person, firm, corporation, partnership, company, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity.

(r) “Subsidiary” means, with respect to any Person, any other Person (whether or not incorporated) as to which such Person and/or any one or more of its other Subsidiaries, directly or indirectly, (i) own a majority of the general partner interests in such other Person, (ii) own a majority of the outstanding securities of, or other equity interests in, such other Person which by their terms has ordinary voting power to elect the members of the board of directors (or comparable governing body) of such other Person, or (iii) otherwise have the right to elect or appoint a majority of such members.

(s) “Swap Contract” means (a) any and all interest rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

(t) “TAM Material Adverse Effect” means any change, effect, occurrence or circumstance which, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, results of operations, assets or liabilities of TAM and its Subsidiaries, taken as a whole, other than (x) any such change, effect, occurrence or circumstance to the extent resulting from (A) any changes after the date of this Agreement in general economic or financial market conditions, (B) any changes after the date of this Agreement generally affecting the industries in which TAM and its Subsidiaries operate, (C) changes after the date of this Agreement in IFRS or the interpretation thereof, (D) geopolitical conditions, the outbreak of a pandemic or other widespread health crisis, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement or (E) any hurricane, tornado, flood, earthquake, volcanic eruption or natural disaster; provided, however, that the foregoing clauses (A), (B), (D) and (E) shall not apply to the extent that any such change, effect, occurrence or circumstance disproportionately impacts TAM and/or its Subsidiaries compared to other participants in the industries in which TAM and its Subsidiaries participate, or (y) any failure, in and of itself, of TAM to meet any internal or analyst projections, forecasts or estimates of revenue or earnings or any decrease in the market price or trading volume of the shares of TAM Preferred Stock (it being understood, however, that the exception in this clause (y) shall not apply to the underlying causes of any such failure or decrease or prevent any of such underlying causes from being taken into account in determining whether a TAM Material Adverse Effect has occurred); or (ii) impairs or would reasonably be expected to impair in any material respect the ability of TAM to consummate the transactions contemplated by this Agreement or the Implementation Agreement or to perform its obligations hereunder or thereunder on a timely basis.

(u) “Transaction Agreements” means this Agreement and the Implementation Agreement, the Control Group Shareholders Agreement, the LATAM-TEP Shareholders Agreement, the Holdco 1 Shareholders Agreement and the TAM Shareholders Agreement.

Any terms not defined in this Section 9.04 or otherwise in this Agreement shall have the meanings given to such terms in the Implementation Agreement.

SECTION 9.05. Interpretation. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the TAM Disclosure Schedule and the LAN Disclosure Schedule and the Exhibits and Schedules to this Agreement, all of which are incorporated herein and made a part of this Agreement. Except as otherwise expressly provided herein, references to “parties” in this Agreement refers to the parties to this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Any reference in this Agreement to a “day” or a number of “days” (without the explicit qualification of “business”) shall be interpreted as a reference to a calendar day or number of calendar days. Except as otherwise expressly provided herein, all remedies provided herein shall be in addition to any other remedies they may otherwise have under applicable Law. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers, and the parties and their counsel and other advisers have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

SECTION 9.06. Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing and signed by such party.

SECTION 9.07. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be considered an original instrument and all of which shall together constitute the same agreement. This Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 9.08. Entire Agreement; No Third-Party Beneficiaries. (a) Notwithstanding anything in this Agreement or in the other Transaction Agreements to the contrary or the placement of any provisions in, or the allocation of any provisions between, this Agreement and the other Transaction Agreements, including the Exhibits and Schedules hereto and thereto, constitute the entire agreement, and supersede all prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter of this Agreement and the other Transaction Agreements.

(b) Except for the provisions of Section 8.05 relating to LAN Indemnified Parties and TAM Indemnified Parties, the parties hereto hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto in accordance with, and subject to the terms of, this Agreement and the other Transaction Agreements and that neither this Agreement nor any other Transaction Agreement is intended to, or does, confer upon any Person other than the parties hereto and thereto any rights or remedies hereunder or thereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto, and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.04 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

SECTION 9.09. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF ; PROVIDED, HOWEVER, THAT NOTWITHSTANDING THE FOREGOING THE AUTHORIZATION AND EXECUTION OF THIS AGREEMENT BY EACH PARTY SHALL BE GOVERNED BY THE LAWS OF ITS JURISDICTION OF INCORPORATION.

SECTION 9.10. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any purported assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

SECTION 9.11. Specific Enforcement; Consent to Jurisdiction. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity, without the necessity of proving the inadequacy of monetary damages or of posting bond or other undertaking, as a remedy and to obtain injunctive relief against any breach or threatened breach hereof. In the event that any action is brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto waives the defense or counterclaim that there is an adequate remedy at Law. Each of the parties hereto hereby irrevocably consents and submits itself to the personal jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the Borough of Manhattan, The City of New York (collectively, the “Agreed Courts”) solely in respect of the interpretation and enforcement of the provisions of this Agreement and the

Implementation Agreement, the documents referred to herein and the transactions contemplated by this Agreement and the Implementation Agreement (collectively, the “Agreed Issues”), waives, and agrees not to assert, as a defense in any action, suit or proceeding in an Agreed Court with respect to the Agreed Issues that such party is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such Agreed Court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such Agreed Court, and the parties hereto irrevocably agree that all claims with respect to any action, suit or proceeding with respect to the Agreed Issues shall be heard and determined only in an Agreed Court. The parties hereby consent to and grant to each Agreed Court jurisdiction over the Person of such parties and, to the extent permitted by Law, over the subject matter of any dispute with respect to the Agreed Issues and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.03 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

SECTION 9.12. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE IMPLEMENTATION AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE IMPLEMENTATION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO (I) CERTIFIES THAT IT HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND MADE IT VOLUNTARILY AND THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.12.

SECTION 9.13. Severability. The provisions of this Agreement and the Implementation Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement or the Implementation Agreement. If any provision of this Agreement or the Implementation Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the Implementation Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

SECTION 9.14. Obligations of LAN and of TAM. Whenever this Agreement requires a Subsidiary of LAN to take any action, such requirement shall be deemed to include an undertaking on the part of LAN to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of TAM to take any action, such requirement shall be deemed to include an undertaking on the part of TAM to cause such Subsidiary to take such action.

SECTION 9.15. Language; Portuguese Translation. A sworn Portuguese translation of this Agreement will be prepared by a tradutor juramentado. Such translation and no other may be filed with, or furnished to, any applicable Governmental Entity and public registries in Brazil or used in any proceeding in Brazil. For all purposes, the English language version of this Agreement shall be the only binding agreement between the parties hereto and shall control if there is any conflict between it and the Portuguese translation.

[ Remainder of Page Intentionally Left Blank ]

IN WITNESS WHEREOF, each of the parties have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

LAN AIRLINES S.A.

By:	/s/ LAN AIRLINES S.A.
Name: Ignacio Cueto Plaza
Title: President and CEO

COSTA VERDE AERONÁUTICA S.A.

By:	/s/ COSTA VERDE AERONÁUTICA S.A.
Name: Juan José Cueto Plaza
Title: Director

INVERSIONES MINERAS DEL
CANTÁBRICO S.A.

By:	/s/ INVERSIONES MINERAS DEL CANTÁBRICO S.A.
Name: Carlos Vallete Gudenschwager
Title: CEO

TAM S.A.

By:	/s/ TAM S.A.
Name: Libano Miranda Barroso
Title: President
Name: José Zaidan Maluf
Title: Vice President

TAM EMPREENDIMENTOS E
PARTICIPAÇÕES S.A.

By:	/s/ TAM EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
Name: Maria Cláudia Oliveira Amaro
Title: Executive Director
Name: Noemy Almeida Oliveira Amaro
Title: Executive Director

/s/ NOEMY ALMEIDA OLIVEIRA AMARO
NOEMY ALMEIDA OLIVEIRA AMARO

/s/ MARIA CLÁUDIA OLIVEIRA AMARO
MARIA CLÁUDIA OLIVEIRA AMARO

/s/ MAURÍCIO ROLIM AMARO
MAURÍCIO ROLIM AMARO

/s/ JOÃO FRANCISCO AMARO
JOÃO FRANCISCO AMARO

Annex E

IMPLEMENTATION AGREEMENT

by and among

LAN AIRLINES S.A.,

TAM S.A.,

COSTA VERDE AERONÁUTICA S.A.,

INVERSIONES MINERAS DEL CANTÁBRICO S.A.,

NOEMY ALMEIDA OLIVEIRA AMARO,

MARIA CLÁUDIA OLIVEIRA AMARO,

MAURÍCIO ROLIM AMARO,

JOÃO FRANCISCO AMARO

and

TAM EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

Dated as of January 18, 2011

-E-i-

Page

ARTICLE V

GENERAL PROVISIONS

SECTION 5.01.	Nonsurvival	E-21
SECTION 5.02.	Fees and Expenses	E-21
SECTION 5.03.	Notices	E-21
SECTION 5.04.	Definitions	E-23
SECTION 5.05.	Interpretation	E-27
SECTION 5.06.	Consents and Approvals	E-27
SECTION 5.07.	Counterparts	E-27
SECTION 5.08.	No Third-Party Beneficiaries	E-27
SECTION 5.09.	Governing Law	E-27
SECTION 5.10.	Assignment	E-28
SECTION 5.11.	Specific Enforcement; Consent to Jurisdiction	E-28
SECTION 5.12.	Waiver of Jury Trial	E-28
SECTION 5.13.	Obligations of LAN and of TAM	E-28
SECTION 5.14.	Language; Portuguese Translation	E-29

Exhibit 1	Ownership Structure Chart Upon Completion of Transaction Steps
Exhibit 2	TAM Shareholders Agreement
Exhibit 3	Holdco 1 Shareholders Agreement
Exhibit 4	LATAM/TEP Shareholders Agreement
Exhibit 5	Control Group Shareholders Agreement

LAN Disclosure Schedules
TAM Disclosure Schedules

Schedule 1.12	Conditions to Tender
Schedule 5.04(u)	LAN Material Contracts
Schedule 5.04(v)	LAN Stock Options
Schedule 5.04(ii)	TAM Material Contracts
Schedule 5.04(jj)	TAM Stock Options

-E-ii-

INDEX OF DEFINED TERMS

Page

Action	E-31
Affiliate	E-31
Agreed Courts	E-39
Agreed Issues	E-39
Agreement	E-1
Airline Regulatory Entities	E-31
Alternative Proposal	E-24
Amaro Family	E-1
ANAC	E-1
ANAC Approval	E-4
Antitrust Law	E-32
Appraisal Event	E-25
Appraisal Questioned Meeting	E-10
Appraisal Report	E-10
Appraiser	E-8
Appraiser List	E-8
beneficial ownership	E-32
Benefit Plans	E-32
Board Transaction Recommendations	E-6
Bovespa	E-10
Brazilian Law	E-15
business day	E-32
By-laws	E-32
Calculation Agent	E-35
Chilean Corporate Law	E-12
Chilean Law	E-6
Commencement Date	E-32
Competing Proposal	E-27
Contract	E-32
Control	E-32
Control Group Shareholders Agreement	E-9
Convertible Securities	E-32
CVM	E-36
CVM I 361	E-2
Designated LIBOR Page	E-35
Disclosure Schedule	E-18
Dividend Rights	E-6
Edital	E-5
Effective Time	E-15
Eligible Shares	E-17
Employees	E-21
Equity Securities	E-33
Exchange Agent	E-17
Exchange Fund	E-17
Exchange Offer	E-2
Free Float Shares	E-10
Governmental Entity	E-33
Holdco 1	E-2

-E-iii-

Holdco 1 Non-Voting Stock	E-2
Holdco 1 Ordinary Shares	E-7
Holdco 1 Shareholders Agreement	E-9
Holdco 1 Stock	E-2
Holdco 1 Voting Stock	E-2
Holdco 2	E-2
Holdco 2 Exchange Ratio	E-14
Holdco 2 Merger	E-14
Holdco 2 Merger Matters	E-11
Holdco 2 Shareholders Meeting	E-11
Holdco 2 Stock	E-7
Holdco Subscriptions	E-8
IFRS	E-22
Indebtedness	E-33
Initial Capital Increase	E-15
Intellectual Property	E-33
Key Personnel	E-33
LAN	E-1
LAN ADRs	E-14
LAN Aircraft Contracts	E-34
LAN BDRs	E-14
LAN Board	E-6
LAN Board Merger Recommendation	E-8
LAN Board Recommendations	E-8
LAN Board Transaction Recommendation	E-6
LAN Common Stock	E-2
LAN Condition Notice	E-12
LAN Controlling Shareholders	E-1
LAN Financial Reporting Documents	E-34
LAN Material Adverse Effect	E-34
LAN Material Contract	E-34
LAN Recommendation Change	E-26
LAN Reimbursable Expenses	E-27
LAN Shareholders Meeting	E-9
LAN Stock Options	E-34
LAN Stock Plans	E-34
LAN Termination Fee	E-27
LATAM/TEP Shareholders Agreement	E-9
Law	E-35
Leilão	E-5
Leilão Date	E-12
LIBOR	E-35
Licenses	E-35
Lien	E-35
Limited Voting Rights	E-7
Master Agreement	E-37
Merger Consideration	E-16
Mergers	E-15
Minimum Condition Notice	E-12
Name Change	E-8
Non-Tendered Shares	E-15
Order	E-35

-E-iv-

Ordinary TEP Shares	E-1
Outside Date	E-25
Party	E-18
Person	E-35
Preferred TEP Shares	E-1
Quotation Day	E-35
Ratification of Understanding	E-4
Relevant Parent Entity	E-24
Representatives	E-23
Requisite Holdco 2 Shareholder Approval	E-11
Requisite LAN Shareholder Approval	E-9
Requisite Shareholder Approvals	E-11
Requisite Sister Holdco Shareholder Approval	E-11
Requisite TAM Shareholder Approval	E-10
Restraining Orders	Schedule 1.06	(a)
SEC	E-34
Selected Appraiser	E-10
Shareholders Agreements	E-9
Sister Holdco	E-7
Sister Holdco Exchange Ratio	E-14
Sister Holdco Merger	E-14
Sister Holdco Merger Matters	E-11
Sister Holdco Shareholders Meeting	E-11
Sister Holdco Stock	E-7
Slots	E-36
SSE	E-15
Subscriptions	E-12
Subsidiary	E-36
Swap Contract	E-36
TAM	E-1
TAM ADRs	E-14
TAM Aircraft Contracts	E-36
TAM Board	E-6
TAM Board Exchange Offer Recommendation	E-12
TAM Board Recommendations	E-12
TAM Board Transaction Recommendation	E-6
TAM Direct Controlling Shareholder	E-1
TAM Financial Reporting Documents	E-36
TAM Material Contract	E-37
TAM Ordinary Stock	E-1
TAM Preferred Stock	E-1
TAM Recommendation Change	E-26
TAM Reimbursable Expenses	E-27
TAM Shareholders Agreement	E-9
TAM Shareholders Meeting	E-10
TAM Stock	E-1
TAM Stock Options	E-37
TAM Stock Plans	E-37
TAM Termination Fee	E-27
Tax	E-37
TEP Chile	E-1
TEP Chile Stock	E-6

-E-v-

TEP Chile Subscription	E-12
TEP Condition Notice	E-12
TEP Holdco 1 Non-Voting Shares	E-8
TEP Restructuring	E-1
TEP Shares	E-1
Transaction Steps	E-4
U.S. Exchange Act	E-37
Offer Deadline	E-12

IMPLEMENTATION AGREEMENT

IMPLEMENTATION AGREEMENT, dated as of January 18, 2011 (the “Agreement”), among LAN AIRLINES S.A., a Chilean corporation (“LAN”), COSTA VERDE AERONÁUTICA S.A. and INVERSIONES MINERAS DEL CANTÁBRICO S.A., Chilean corporations that are the controlling shareholders of LAN under the Law of Chile (collectively, the “LAN _ Controlling Shareholders”), TAM S.A., a Brazilian corporation (“TAM”), Noemy Almeida Oliveira Amaro, Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro and João Francisco Amaro, all of whom are Brazilian citizens and residents and who, collectively, are the only shareholders of the TAM Direct Controlling Shareholder under the Law of Brazil (all such individuals, collectively, the “Amaro Family”), and TAM EMPREENDIMENTOS E PARTICIPAÇÕES S.A., a Brazilian corporation that is the direct controlling shareholder of TAM under the Law of Brazil (the “TAM Direct Controlling Shareholder”).

WHEREAS, the board of directors of each of LAN and TAM has approved the combination of the two companies on and subject to the terms and conditions set forth in this Agreement;

WHEREAS, if (but only if) the Agência Nacional de Aviação Civil of Brazil (“ANAC”) has approved without any conditions not acceptable to the parties (i) the direct transfer by the TAM Direct Controlling Shareholder to the Amaro Family of all of the shares of ordinary stock, without par value (“TAM Ordinary Stock”), of TAM beneficially owned by the TAM Direct Controlling Shareholder (the “Ordinary TEP Shares”) (which represents 85.3457% of the outstanding shares of TAM Ordinary Stock), (ii) the direct transfer by the TAM Direct Controlling Shareholder to the Amaro Family of all of the shares of non-voting preferred stock, without par value (the “TAM Preferred Stock” and, collectively with the TAM Ordinary Stock, the “TAM Stock”), of TAM beneficially owned by the TAM Direct Controlling Shareholder (the “Preferred TEP Shares” and, collectively with the Ordinary TEP Shares, the “TEP Shares”) (which represents 25.0873% of the outstanding shares of TAM Preferred Stock), (iii) the direct transfer by the Amaro Family to a new Chilean holding company, TEP Chile S.A. (“TEP Chile”) of all of the TEP Shares, (iv) the direct transfers by TEP Chile of the Ordinary TEP Shares to Holdco 1 and the Preferred TEP Shares to Sister Holdco, (v) the direct transfers by the other holders of shares of TAM Ordinary Stock to Holdco 2 pursuant to the Exchange Offer, subsequently to LAN pursuant to the Mergers and finally to Holdco 1 through the contribution by LAN and (vi) the direct transfers by the other holders of shares of TAM Preferred Stock to Holdco 2 pursuant to the Exchange Offer and subsequently to LAN pursuant to the Mergers, which direct transfers will result in the indirect transfers of shares of TAM Linhas Aéreas S.A., Pantanal Linhas Aéreas S.A. and TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A., such transfers will be effected as described below;

WHEREAS, after the date of this Agreement and prior to the time at which the TEP Chile Subscription is made and paid pursuant to Section 1.12, the Amaro Family will implement a capital reduction of the TAM Direct Controlling Shareholder, pursuant to which the TAM Direct Controlling Shareholder will transfer all of the TEP Shares to the members of the Amaro Family pro rata in accordance with their relative equity ownership of the TAM Direct Controlling Shareholder (“TEP Restructuring”);

WHEREAS, after the TEP Restructuring and after the TEP Chile Subscription is made pursuant to Section 1.12, the Amaro Family will contribute all of the TEP Shares to TEP Chile and TEP Chile will contribute all of the Ordinary TEP Shares to a new Chilean holding company (“Holdco 1”) in exchange for 100% (other than two shares issued to LAN) of the non-voting stock, no par value (the “Holdco 1 Non-Voting Stock”), of Holdco 1, and (ii) Holdco 1 and its nominee will incorporate a new Chilean company (“Holdco 2”), and the parties agree that the value of the TEP Shares so contributed shall be the net asset value of such TEP Shares as of the date of their contribution;

WHEREAS, after the consummation of the Mergers, the Amaro Family will collectively own 100% of the outstanding shares of TEP Chile, TEP Chile will own at least 80% of the voting stock, no par value (the “Holdco 1 Voting Stock ,” and collectively with the Holdco 1 Non-Voting Stock, “Holdco 1 Stock”), of Holdco 1 and LAN will own 100% of the shares of Holdco 1 Non-Voting Stock and no more than 20% of the shares of Holdco 1 Voting Stock;

WHEREAS, Holdco 2 will make a delisting exchange offer (the “Exchange Offer”), pursuant to the terms and conditions of the CVM Instruction 361/2002, as amended from time to time, without taking into consideration the amendments to such instruction brought by CVM Instruction 487/2010 and later amendments (the “CVM I 361”), for all of the outstanding shares of TAM Stock other than the TEP Shares;

WHEREAS, as a result of the Exchange Offer and the Mergers, LAN will acquire substantially all of the remaining outstanding shares of TAM Stock from the holders who elect to participate in the Exchange Offer and will issue shares of common stock, no par value (the “LAN Common Stock”), of LAN to such holders and TEP Chile at the same time and at the same exchange ratio;

WHEREAS, after consummation of the foregoing transactions and assuming (only for purposes of calculating the ownership percentages shown below) that (i) all holders of shares of TAM Stock (other than the TEP Shares) fully participate in the Exchange Offer, (ii) none of the holders of the outstanding shares of LAN Common Stock exercise their appraisal rights (derecho a retiro) under the Law of Chile in respect of the Mergers and (iii) the only shares of LAN Common Stock and TAM Stock that will be outstanding after the consummation of the Mergers are the shares issued in the Mergers and the shares which are subscribed and fully paid for as of the date of the Agreement (which excludes any shares issuable upon future exercises of stock options):

(a)	Holdco 1 will own 100% of the shares of TAM Ordinary Stock;

(b)	the Amaro Family collectively will own 100% of the shares of TEP Chile;

(c)	TEP Chile will own 80% of the shares of Holdco 1 Voting Stock;

(d)	LAN will own 100% of the shares of Holdco 1 Non-Voting Stock, 20% of the shares of Holdco 1 Voting Stock and 100% of the shares of TAM Preferred Stock; and

(e)	the Amaro Family collectively will own 13.67% of the outstanding shares of LAN Common Stock through TEP Chile and the other TAM shareholders will own 15.65% of the outstanding shares of LAN Common Stock;

WHEREAS, in connection with the foregoing transactions, LAN, TEP Chile, Holdco 1 and TAM will enter into a shareholder agreement that will set forth their agreements with respect to the governance of, and relationships between, TAM and its subsidiaries;

WHEREAS, in connection with the foregoing transactions, LAN, TEP Chile and Holdco 1 will enter into a shareholder agreement that will set forth their agreements with respect to the governance of Holdco 1;

WHEREAS, in connection with the foregoing transactions, LAN and TEP Chile will enter into a shareholder agreement that will set forth their agreements with respect to the governance of, and relationships between, LAN, Holdco 1 and their respective Subsidiaries;

WHEREAS, in connection with the foregoing transactions, the LAN Controlling Shareholders, as the continuing controlling shareholders of LAN under the Law of Chile, desire to make certain concessions to TEP Chile and the Amaro Family by entering into a shareholder agreement with TEP Chile that will set forth their agreements with respect to the governance of LAN, the voting, sale and transfer of their shares of LAN Common Stock and TEP Chile’s shares of Holdco 1 Voting Stock and certain other matters; and
WHEREAS, the board of directors of each of LAN, TAM, the LAN Controlling Shareholders and the TAM Direct Controlling Shareholder have approved this Agreement and the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained in this Agreement, and subject to the conditions set forth herein and those relating to the Exchange Offer, the parties hereto agree as follows:

ARTICLE I

THE TRANSACTION

SECTION 1.01. ANAC. On October 20, 2010, the parties hereto submitted to ANAC an application for ANAC’s approval of: (i) the direct transfers by the TAM Direct Controlling Shareholder of the TEP Shares to the Amaro Family, (ii) the direct transfer by the Amaro Family of the TEP Shares to TEP Chile, (iii) the direct transfer by TEP Chile of the Ordinary TEP Shares to Holdco 1 and the Preferred TEP Shares to Sister Holdco, (iv) the direct transfers by the other holders of TAM Ordinary Stock to Holdco 2 pursuant to the Exchange Offer, subsequently to LAN pursuant to the Mergers and finally to Holdco 1 through the contribution by LAN and (v) the direct transfers by the other holders of TAM Preferred Stock to Holdco 2 pursuant to the Exchange Offer and subsequently to LAN pursuant to the Mergers (the “ANAC Approval”), together with a Private Instrument of Ratification of Understanding, dated as of October 12, 2010 and as amended as of December 13, 2010, among the parties (the “Ratification of Understanding”). Promptly following the date hereof, the parties will amend the Ratification of Understanding to request that ANAC also approve the (i) direct transfers by the TAM Direct Controlling Shareholder of the TEP Shares to the Amaro Family and (ii) the direct transfer by the Amaro Family of the TEP Shares to TEP Chile. The parties acknowledge and agree that they will take no actions to implement any of the transactions contemplated by this Agreement (other than the actions described in Sections 1.03 and 1.04) unless and until the ANAC Approval has been received or ANAC has expressly approved the taking of such actions prior to receipt of the ANAC Approval.

SECTION 1.02. The Transaction. Upon the terms and subject to the conditions set forth in this Agreement and those relating to the Exchange Offer and in accordance with applicable Law, the parties shall take or cause to be taken the following actions (the “Transaction Steps”) in substantially the order listed below; provided, however, that notwithstanding the foregoing none of such steps (other than the actions described in Sections 1.03 and 1.04) shall be taken prior to receipt of the ANAC Approval without the prior consent of ANAC. Upon completion of the Transaction Steps, and assuming (only for purposes of calculating the ownership percentages shown therein) that (i) all holders of shares of TAM Stock (other than the TEP Shares) fully participate in the Exchange Offer, (ii) none of the holders of the outstanding shares of LAN Common Stock exercise their appraisal rights (derecho a retiro) under Chilean Law in respect of the Mergers and (iii) the only shares of LAN Common Stock and TAM Stock that will be outstanding after the consummation of the Mergers are the shares issued in the Mergers and the shares which are subscribed and fully paid for as of the date of the Agreement (which excludes any shares issuable upon future exercises of stock options), the ownership of LAN, Holdco 1 and TAM will be as set forth in the ownership structure chart attached as Exhibit 1 hereto.

(a)	Make and publicly announce the Board Transaction Recommendations

(b)	Incorporate TEP Chile, Holdco 1, Holdco 2 and Sister Holdco

(c)	Implement the TEP Restructuring

(d)	Subscribe for and issue Holdco 1 Stock, Holdco 2 Stock and Sister Holdco Stock

(e)	LAN’s board of directors meets to recommend that the LAN shareholders vote to approve the Mergers and change of LAN’s name

(f)	TAM’s board of directors meets to approve a list of appraisal entities to be submitted to TAM’s shareholders

(g)	Prior to the calling of the shareholder meeting of LAN, execute and deliver the Shareholders Agreements

(h)	Shareholder meeting of LAN to approve the Mergers and change LAN’s name

(i)	Shareholder meeting of TAM to select the appraisal entity

(j)	Shareholder meetings of Holdco 2 and Sister Holdco to approve the Mergers and related matters

(k)	LAN’s board of directors conditionally approves the issuance of the LAN Common Stock issuable in the Mergers

(l)	TAM’s board of directors meets to recommend that the TAM shareholders tender their shares into the Exchange Offer

(m)	Commence the Exchange Offer

(n)	Delivery of the LAN Condition Notice, delivery of the TEP Condition Notice, subscribe for, issue and pay for the TEP Chile Stock and pay the Holdco Subscriptions

(o)	Consummate the Exchange Offer by completing the auction (leilão) (the “Leilão”) established in the edital relating to the Exchange Offer (the “Edital”)

(p)	LAN’s board of directors approves the issuance of the LAN Common Stock issuable in the Mergers

(q)	Consummate the Mergers

(r)	Settle the purchases made in the Exchange Offer with the Merger Consideration

(s)	Change LAN’s name to “LATAM Airlines Group S.A.”

(t)	Statutory squeeze out

(u)	Delist TAM Stock and TAM ADRs

SECTION 1.03. Transaction Recommendations. On or prior to the execution and delivery of this Agreement, the board of directors of LAN (the “LAN Board”) shall have unanimously recommended the transactions contemplated by this Agreement to its shareholders (the “LAN Board Transaction Recommendation”). On or prior to the execution and delivery of this Agreement, the board of directors of TAM (the “TAM Board”) shall have recommended the Exchange Offer to its shareholders (the “TAM Board Transaction Recommendation” and, collectively with the LAN Board Transaction Recommendation, the “Board Transaction Recommendations”). Promptly after the execution and delivery of this Agreement, each of LAN and TAM shall publicly announce its Board Transaction Recommendation.

SECTION 1.04. Incorporation of TEP Chile, Holdco 1, Holdco 2 and Sister Holdco.

(a) The Amaro Family shall incorporate TEP Chile as a new sociedad anónima corporation in Chile, whose only class of capital stock will be ordinary stock, no par value (the “TEP Chile Stock”), of TEP Chile.

(b) At the time TEP Chile is incorporated, (i) each of Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro shall subscribe and pay for one share of TEP Chile Stock for nominal consideration, and (ii) the other 72,837,860 authorized shares of TEP Chile Stock shall remain available for subscription and payment.

(c) TEP Chile and LAN shall incorporate Holdco 1 as a new sociedad anónima corporation in Chile. Holdco 1 will be authorized to issue only the following two classes of capital stock:

(i) Holdco 1 Voting Stock, which shall have the exclusive right to vote on, approve or consent to all matters that are subject to any vote of, approval by or consent from the shareholders of Holdco 1 under the applicable Law of Chile (“Chilean Law”) or otherwise (other than the Limited Voting Rights) and which shall have no economic rights other than the right to receive a nominal dividend (collectively, the “Dividend Rights”); and

(ii) Holdco 1 Non-Voting Stock, which shall have the exclusive right to receive all dividends, distributions or other amounts payable by Holdco 1 in respect of any shares of its capital stock (including a preference to be repaid in connection with any liquidation, capital reduction, winding up, recapitalization or reorganization) other than the Dividend Rights and which shall have no right to vote on, approve or consent to any matter that is subject to any vote of, approval by or consent from the shareholders of Holdco 1 under Chilean Law or otherwise other than the rights to vote on, approve or consent to matters requiring the approval of the holders of shares of Holdco 1 Non-Voting Stock under Chilean Law or otherwise (collectively, the “Limited Voting Rights”).

(d) Holdco 1 and its nominee shall incorporate Holdco 2 as a new sociedad anónima corporation in Chile, whose only class of capital stock will be ordinary stock, no par value (the “Holdco 2 Stock”), of Holdco 2. Holdco 2 shall be authorized to issue all of the shares potentially issuable pursuant to the Exchange Offer based on an exchange ratio of one share of Holdco 2 Stock for each share of TAM Stock.

(e) TEP Chile and its nominee shall incorporate a new sociedad anónima corporation in Chile (“Sister Holdco”), whose only class of capital stock shall be ordinary stock, no par value (the “Sister Holdco Stock”), of Sister Holdco.

(f) On or prior to the time at which the TEP Chile Subscription is made and paid pursuant to Section 1.12, the TAM Direct Controlling Shareholder and the Amaro Family shall cause the TEP Restructuring to occur.

SECTION 1.05. Subscription for and Issuance of Holdco 1 Stock, Holdco 2 Stock and Sister Holdco Stock.

(a) At the time Holdco 1 is incorporated, (i) TEP Chile shall subscribe and pay for 1,000 shares of Holdco 1 Voting Stock (collectively, the “Holdco 1 Ordinary Shares”) for nominal consideration, (ii) LAN will subscribe and pay for two shares of Holdco 1 Non-Voting Stock for nominal consideration, and (iii) the other 47,652,705 authorized shares of Holdco 1 Non-Voting Stock shall remain available for subscription and payment.

(b) At the time Holdco 2 is incorporated, (i) Holdco 1 shall subscribe and pay for one share of Holdco 2 Stock for nominal consideration, (ii) a nominee of Holdco 1 shall subscribe and pay for one share of Holdco 2 Stock for nominal consideration, and (iii) the other 85,557,560 authorized shares of Holdco 2 Stock shall remain available for subscription and payment pursuant to the Exchange Offer.

(c) At the time Sister Holdco is incorporated, (i) TEP Chile shall subscribe and pay for one share of Sister Holdco Stock for nominal consideration, (ii) a nominee of TEP Chile shall subscribe and pay for one share of Sister Holdco Stock for nominal consideration, and (iii) the other 72,837,860 authorized shares of Sister Holdco Stock shall remain available for subscription and payment.

(d) Immediately after Holdco 1 and Sister Holdco are incorporated, TEP Chile shall subscribe for (i) 47,652,705 shares of Holdco 1 Non-Voting Stock (the “TEP Holdco 1 Non-Voting Shares”) in exchange for all of the Ordinary TEP Shares, (ii) 72,837,860 shares of Sister Holdco Stock in exchange for 62 Holdco 1 Ordinary Shares, all of the TEP Holdco 1 Non-Voting Shares and all of the Preferred TEP Shares (the subscriptions described in this Section 1.05(d) are collectively referred to herein as, the “Holdco Subscriptions”); provided, however, that notwithstanding the foregoing the Holdco Subscriptions shall be payable only if and when TEP Chile receives the TEP Shares pursuant to Section 1.12 and following such payment TEP Chile will retain 938 Holdco 1 Ordinary Shares.

(e) The shares of Holdco 1 Non-Voting Stock subscribed and paid for by LAN pursuant to Section 1.05(a)(ii) and subscribed for by TEP Chile pursuant to Section 1.05(d)(i) shall collectively represent all of the issued and outstanding shares of Holdco 1 Non-Voting Stock immediately prior to the consummation of the Mergers.

(f) The shares of Sister Holdco Stock subscribed and paid for by TEP Chile and its nominee pursuant to Section 1.05(c)(i) and (ii) and subscribed for by TEP Chile pursuant to Section 1.05(d)(ii) shall be equal in number to the TEP Shares plus two shares and shall collectively represent all of the issued and outstanding shares of Sister Holdco Stock immediately prior to the consummation of the Mergers.

SECTION 1.06. Limitations on Actions. The TAM Direct Controlling Shareholder and the Amaro Family shall take, and shall cause the nominees referred to in this Article I to take, all necessary action to ensure that prior to the consummation of the Mergers none of Holdco 1, Holdco 2 or Sister Holdco will have any assets or liabilities other than those expressly provided for in this Article I and will take no actions other than the actions expressly provided for in this Article I or incidental to such actions or their formation.

SECTION 1.07. LAN and TAM Board Meetings.

(a) Prior to the LAN Shareholders Meeting, LAN shall cause a special meeting of the LAN Board to be called and held in accordance with applicable Law and the By-laws of LAN and at such duly called and held meeting the LAN Board shall, by resolutions duly adopted at such meeting, recommend that the holders of shares of LAN Common Stock vote to approve the Mergers, the change of LAN’s name to “LATAM Airlines Group S.A.” (the “Name Change”) and the other transactions contemplated by this Agreement (the “LAN Board Merger Recommendation,” and together with the LAN Board Transaction Recommendation, the “LAN Board Recommendations”) and LAN shall publicly announce the LAN Board Merger Recommendation.

(b) Prior to the TAM Shareholders Meeting, TAM shall cause a special meeting of the TAM Board to be called and held in accordance with applicable Law and the TAM By-laws and at such duly called and held meeting the TAM Board shall, by resolutions duly adopted at such meeting, approve a list of three independent specialized companies experienced in valuing companies with similar size and operations to TAM (each, an “Appraiser ,” and such list, the “Appraiser List”) to be submitted to holders of the Free Float Shares at the TAM Shareholders Meeting.

SECTION 1.08. Execution and Delivery of Shareholders Agreements. Prior to the calling of the LAN Shareholders Meeting referred to in Section 1.09:

(a) LAN, TEP Chile, Holdco 1 and TAM will enter into a shareholder agreement with respect to the holding of TAM Stock and the governance, management and operations of TAM and its subsidiaries in the form of Exhibit 2 hereto (the “TAM Shareholders Agreement”), which will become effective only upon the consummation of the Mergers.

(b) LAN, TEP Chile and Holdco 1 will enter into a shareholder agreement with respect to the holding of Holdco 1 Stock and the governance, management and operations of Holdco 1 in the form of Exhibit 3 hereto (the “Holdco 1 Shareholders Agreement”), which will become effective only upon the consummation of the Mergers.

(c) LAN and TEP Chile will enter into a shareholder agreement with respect to the governance of LAN, Holdco 1 and their respective Subsidiaries in the form of Exhibit 4 hereto (the “LATAM/TEP Shareholders Agreement”), which will become effective only upon the consummation of the Mergers.

(d) The LAN Controlling Shareholders and TEP Chile will enter into a shareholder agreement with respect to the governance of LAN, the voting, sale and transfer of their shares of LAN Common Stock and TEP Chile’s shares of Holdco 1 Voting Stock and certain other matters in the form of Exhibit 5 hereto (the “Control Group Shareholders Agreement” and, collectively with the TAM Shareholders Agreement, the Holdco 1 Shareholders Agreement and the LATAM/TEP Shareholders Agreement, the “Shareholders Agreements”), which will become effective only upon the consummation of the Mergers.

SECTION 1.09. Shareholder Meetings. Prior to the commencement of the Exchange Offer:

(a) LAN shall, acting through the LAN Board and in accordance with applicable Law and LAN’s By-laws, (i) take all action necessary to establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of voting to approve the Mergers, the Name Change and the other transactions contemplated hereby (the “LAN Shareholders Meeting”), (ii) cause such vote to be taken and completed and (iii) include the LAN Board Recommendations in the materials distributed to the holders of LAN Common Stock in connection with the LAN Shareholders Meeting. Under Chilean Law and LAN’s By-laws, the Mergers must be approved by the holders of at least two-thirds of the outstanding shares of LAN Common Stock (the “Requisite LAN Shareholder Approval”). The Requisite LAN Shareholder Approval shall be expressly conditioned upon, and will become effective only upon, the consummation of the Mergers.

(b) TAM shall, acting through the TAM Board and in accordance with applicable Law and TAM’s By-laws, take all action necessary to establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders solely for the purpose of voting to select an Appraiser from the Appraiser List to prepare the appraisal report to determine the economic value of TAM and LAN (the “Appraisal Report”) in accordance with the terms of TAM’s By-laws and the rules of the BM&FBovespa (the “Bovespa” and, such shareholders meeting and any shareholders meeting called subsequently for the same purpose as provided below, the “TAM Shareholders Meeting”); provided, however, that the foregoing shall not be deemed to require TAM to cause such vote to select an Appraiser to be completed or to select any particular Appraiser. Under TAM’s By-laws and the rules of the Bovespa the quorum for the first calling of the TAM Shareholders Meeting requires the presence in person or by proxy of holders of shares of TAM Stock (other than the TAM Direct Controlling Shareholder, the Amaro Family, their respective Affiliates and TAM and its Subsidiaries) (collectively, the “Free Float Shares”) representing at least 20% of the outstanding shares of TAM Stock. Under TAM’s By-laws and the rules of the Bovespa, the selection of an Appraiser is the exclusive responsibility of the holders of the Free Float Shares, and any Appraiser so selected must be approved by a majority of the votes cast by the holders of the Free Float Shares present in person or by proxy at the TAM Shareholders Meeting at which the requisite quorum is present (the “Requisite TAM Shareholder Approval ,” and any Appraiser so selected, the “Selected Appraiser”). If a quorum is not present at the first calling of the TAM Shareholders Meeting, then TAM shall call additional meetings of its shareholders solely for the same purpose until a quorum is established, and under TAM’s By-laws and the rules of the Bovespa the quorum for any such subsequently called meeting shall require the presence in person or by proxy of any holder of at least one Free Float Share. If at any duly called and held TAM Shareholders Meeting at which a quorum is present the vote of the holders of the Free Float Shares to select an Appraiser is taken and completed but the Requisite TAM Shareholder Approval is not obtained, then TAM shall call additional meetings of its shareholders solely for the same purpose until the Requisite TAM Shareholder Approval is obtained. Notwithstanding anything in this Agreement to the contrary, in no event shall TAM be required to call more than five shareholder meetings within a period of five months. If after the Selected Appraiser has issued the Appraisal Report the holders of Free Float Shares exercise their right under Brazilian Law to request that TAM call a special meeting of the shareholders of TAM to vote upon whether or not to request a new Appraisal Report and to appoint a new Appraiser to prepare a new Appraisal Report (the “Appraisal Questioned Meeting”), then TAM shall, acting through the TAM Board and in accordance with applicable Law and TAM’s By-laws, take all action necessary to establish a record date for, duly call, give notice of, convene and hold the Appraisal Questioned Meeting no later than 45 days after such election is made. If the holders of Free Float Shares vote to request a new Appraisal Report and to appoint a new Appraiser at the Appraisal Questioned Meeting, then such new Appraiser shall be deemed to be the Selected Appraiser and its new Appraisal Report shall be deemed to be the Appraisal Report for all purposes of this Agreement other than this sentence and the immediately preceding sentence.

(c) The Amaro Family shall cause Holdco 2, acting through its board of directors and in accordance with applicable Law and Holdco 2’s By-laws, to (i) take all action necessary to establish a record date for, duly call, give notice of, convene and hold a special meeting of the shareholders of Holdco 2 (the “Holdco 2 Shareholders Meeting”) for the purpose of voting to approve (i) the Holdco 2 Merger and the other transactions contemplated hereby, (ii) the relevant audited financial statements and appraisal report and (iii) the By-laws of the surviving corporation of the Holdco 2 Merger (collectively, the “Holdco 2 Merger Matters”). Under Chilean Law and Holdco 2’s By-laws, the Holdco 2 Merger Matters must be approved by the holders of at least two-thirds of the outstanding shares of Holdco 2 Stock (the “Requisite Holdco 2 Shareholder Approval”). The Requisite Holdco 2 Shareholder Approval shall be expressly conditioned upon, and will become effective only upon, the consummation of the Mergers.

(d) The Amaro Family shall cause Sister Holdco, acting through its board of directors and in accordance with applicable Law and Sister Holdco’s By-laws, to take all action necessary to establish a record date for, duly call, give notice of, convene and hold a special meeting of the shareholders of Sister Holdco (the “Sister Holdco Shareholders Meeting”) for the purpose of voting to approve (i) the Sister Holdco Merger and the other transactions contemplated hereby, (ii) the relevant audited financial statements and appraisal report and (iii) the By-laws of the surviving corporation of the Sister Holdco Merger (collectively, the “Sister Holdco Merger Matters”). Under Chilean Law and Sister Holdco’s By-laws, the Sister Holdco Merger Matters must be approved by the holders of at least two-thirds of the outstanding shares of Sister Holdco Stock (the “Requisite Sister Holdco Shareholder Approval” and, collectively with the Requisite LAN Shareholder Approval, the Requisite TAM Shareholder Approval and the Requisite Holdco 2 Shareholder Approval, the “Requisite Shareholder Approvals”). The Requisite Sister Holdco Shareholder Approval shall be expressly conditioned upon, and will become effective only upon, the consummation of the Mergers.

(e) Each of the LAN Shareholders Meeting, the Holdco 2 Shareholders Meeting and the Sister Holdco Shareholders Meeting shall occur on the same day.

SECTION 1.10. LAN and TAM Board Meetings.

(a) Prior to the commencement of the Exchange Offer, LAN shall cause a special meeting of the LAN Board to be called and held in accordance with applicable Law and the By-laws of LAN and at such duly called and held meeting the LAN Board shall, by resolutions duly adopted at such meeting, approve the issuance of the shares of LAN Common Stock issuable pursuant to the Mergers, which approval shall be expressly conditioned upon, and will become effective only upon, the consummation of the Exchange Offer.

(b) Prior to the commencement of the Exchange Offer, TAM shall cause a special meeting of the TAM Board to be called and held in accordance with applicable Law and the TAM By-laws and at such duly called and held meeting the TAM Board shall, by resolutions duly adopted at such meeting, recommend that the holders of shares of TAM Stock tender and sell such shares in the Exchange Offer (the “TAM Board Exchange Offer Recommendation” and, collectively with the TAM Board Transaction Recommendation, the “TAM Board Recommendations”), and promptly after such meeting TAM shall publicly announce the TAM Board Exchange Offer Recommendation.

SECTION 1.11. Commencement of the Exchange Offer. Subject to the satisfaction or waiver of the conditions relating to the commencement of the Exchange Offer (which shall include the satisfaction of the Appraisal Condition (as defined in the Exchange Offer) and the Requisite Shareholder Approvals having been obtained and recorded and published in accordance with Law No. 18,046 of Chilean Corporations (the “Chilean Corporate Law”) and any other applicable Laws), Holdco 2 will commence the Exchange Offer in accordance with the terms of this Agreement and as otherwise agreed among the parties.

SECTION 1.12. Condition Notices; Subscription Payments; Leilão. The last time at which the holders of shares of TAM Stock shall be able to withdraw their acceptance to tender their shares of TAM Stock into the Exchange Offer will be 12:00p.m., São Paulo, Brazil time (the “Offer Deadline”), on the date on which the Leilão will occur as specified in the Edital, as such date may be changed from time to time in accordance with Brazilian Law (the “Leilão Date”). At 2:00 p.m., São Paulo, Brazil time, on the Leilão Date, the Bovespa shall inform LAN, Holdco 2 and the Amaro Family whether or not the Minimum Conditions (as defined in the

Exchange Offer) have been satisfied (the “Minimum Condition Notice”). Promptly after receiving the Minimum Condition Notice but in no event later than 2:10 p.m., São Paulo, Brazil time, on the Leilão Date LAN shall deliver to the Amaro Family a written notice stating whether or not all of the conditions to the consummation of the Exchange Offer (other than the conditions relating to the consummation of the TEP Chile Subscription) have been satisfied or irrevocably waived by LAN (the “LAN _ Condition Notice”). If the LAN Condition Notice states that all such conditions have been so satisfied or waived, then promptly after they receive the LAN Condition Notice but in no event later than 2:20 p.m., São Paulo, Brazil time, on the Leilão Date the Amaro Family shall deliver to LAN a written notice stating whether or not all of the conditions set forth in Schedule 1.12 and the mutual conditions to the consummation of the Exchange Offer have been satisfied or irrevocably waived by the them (the “TEP _ Condition Notice”). If the TEP Condition Notice states that all such conditions have been so satisfied or waived, then (i) promptly after they have delivered the TEP Condition Notice to LAN but in no event later than 2:30 p.m., São Paulo, Brazil time, on the Leilão Date (A) the Amaro Family, collectively, shall subscribe for 72,837,860 shares of TEP Chile Stock in exchange for all of the TEP Shares (the “TEP Chile Subscription” and, collectively with the Holdco Subscriptions, the “Subscriptions”), such Subscriptions to be made in such proportions so that immediately after the TEP Chile Subscription is paid the percentage equity ownership of each member of the Amaro Family in TEP Chile shall be the same as the percentage equity ownership that such member has in the TAM Direct Controlling Shareholder as of the date hereof, and pay the TEP Chile Subscription by delivering the TEP Shares to TEP Chile, and (B) TEP Chile shall pay the Holdco Subscriptions by delivering all of the Ordinary TEP Shares to Holdco 1 and the 62 Holdco 1 Ordinary Shares, all of the TEP Holdco 1 Non-Voting Shares and all of the Preferred TEP Shares to Sister Holdco and (ii) promptly after all such payments have been made but in no event later than 2:40 p.m., São Paulo, Brazil time, on the Leilão Date, LAN and the Amaro Family shall issue a press release announcing that all of the conditions to the Exchange Offer have been satisfied or irrevocably waived. The LAN Condition Notice shall be conclusive and binding upon LAN for all purposes of this Agreement and the TEP Condition Notice shall be conclusive and binding upon the Amaro Family for all purposes of this Agreement and the TEP Chile Subscription. Notwithstanding the foregoing, if the Leilão commences at any time other than 3:00 p.m., São Paulo, Brazil time, on the Leilão Date, then each of the times specified above in this Section 1.12 (except for the Offer Deadline) shall be adjusted by the same amount that the actual time of the commencement of the Leilão differs from 3:00 p.m., São Paulo, Brazil time. If (x) either the LAN Condition Notice or the TEP Condition Notice does not state that all of the conditions it is required to address have been satisfied or irrevocably waived or (y) the TEP Chile Subscription or any of the payments required pursuant to the Subscriptions are not made in full when required by this Section 1.12, then the Leilão shall not occur and the Exchange Offer shall expire without the purchase of any shares of TAM Stock.

SECTION 1.13. Consummation of Exchange Offer. If (i) each of the LAN Condition Notice and the TEP Condition Notice states that all of the conditions it is required to address have been satisfied or irrevocably waived and (ii) the TEP Chile Subscription and all of the payments required pursuant to the Subscriptions have been made in full when required by Section 1.12, then the Leilão shall commence at 3:00 p.m., São Paulo, Brazil time (or such other time as the Bovespa may determine) on the Leilão Date, and Holdco 2 will consummate the Exchange Offer on the Leilão Date in accordance with the terms and conditions of the Exchange Offer. For all purposes of this Agreement, the consummation of the Exchange Offer shall be deemed to be the purchases of TAM Stock pursuant to the Leilão. Such purchases will be settled on the third business day following the Leilão Date in accordance with the applicable procedures of Bovespa.

SECTION 1.14. LAN Merger Board Meeting. As soon as practicable (but in no event later than two business days) following the consummation of the Exchange Offer, LAN shall cause a special meeting of the LAN Board to be called and held in accordance with applicable Law and the By-laws of LAN and at such duly called and held meeting the LAN Board shall, by resolutions duly adopted at such meeting, approve the issuance of the shares of LAN Common Stock issuable pursuant to the Mergers.

SECTION 1.15. Consummation of Mergers. If (but only if) the Exchange Offer is consummated, then after such consummation and prior to the settlement of the purchases made pursuant to the Exchange Offer:

(a) Holdco 2 will merge with and into LAN (the “Holdco 2 Merger”) and the separate corporate existence of Holdco 2 shall thereupon cease. LAN shall be the surviving corporation of the Holdco 2 Merger and the separate corporate existence of LAN, with all its rights, privileges, powers and franchises, shall continue unaffected by the Holdco 2 Merger. The Holdco 2 Merger shall have the effects specified in the Chilean Corporate Law. Pursuant to the Holdco 2 Merger, each share of Holdco 2 Stock (including those issuable pursuant to the settlement of the purchases made pursuant to the Leilão) shall be converted into 0.90 of a share of LAN Common Stock (the “Holdco 2 _ Exchange Ratio”). Holders of American Depositary Receipts representing shares of TAM Preferred Stock (“TAM ADRs”) that are tendered and sold in the Exchange Offer shall receive the shares of LAN Common Stock issuable to them pursuant to the Holdco 2 Merger in the form of American Depositary Receipts representing such shares (“LAN ADRs”) issued pursuant to the Deposit Agreement, dated as of March 25, 2003, among LAN, The Bank of New York, as Depositary, and the record holders and beneficial owners of LAN ADRs from time to time. Holders of shares of TAM Stock registered under Resolution 2689 of January 26, 2000 enacted by the Brazilian National Monetary Council that are tendered and sold in the Exchange Offer shall receive the shares of LAN Common Stock issuable to them pursuant to the Holdco 2 Merger in the form of LAN BDRs or LAN ADRs, as permitted by applicable Law. In the case of the holders of all other shares of TAM Stock tendered and sold in the Exchange Offer, such holders shall receive the shares of LAN Common Stock issuable to them pursuant to the Holdco 2 Merger in the form of Brazilian Depositary Receipts representing such shares (“LAN BDRs”) to be issued pursuant to a deposit agreement in customary form among LAN, a depositary agent to be selected by LAN and reasonably acceptable to TAM, and the holders of LAN BDRs from time to time. LAN shall pay or cause to be paid all deposit fees and other expenses payable in connection with the issuance of such LAN ADRs and LAN BDRs. Immediately after the consummation of the Holdco 2 Merger, LAN will contribute any shares of TAM Ordinary Stock beneficially owned by Holdco 2 immediately prior to such merger with and into LAN, to Holdco 1 in exchange for new shares of Holdco 1 Non-Voting Stock on a one-for-one basis. After such contribution, LAN will increase its ownership percentage of the outstanding shares of Holdco 1 Voting Stock by converting shares of Holdco 1 Non-Voting Stock into Holdco 1 Voting Stock to (A) 100% minus (B) 80% divided by the percentage of the outstanding shares of TAM Ordinary Stock owned by Holdco 1 determined on a primary basis after giving effect to such contribution.

(b) Sister Holdco will merge with and into LAN (the “Sister Holdco Merger” and, collectively with the Holdco 2 Merger, the “Mergers”) and the separate corporate existence of Sister Holdco shall thereupon cease. LAN shall be the surviving corporation of the Sister Holdco Merger and the separate corporate existence of LAN, with all its rights, privileges, powers and franchises, shall continue unaffected by the Sister Holdco Merger. The Sister Holdco Merger shall have the effects specified in the Chilean Corporate Law. Pursuant to the Sister Holdco Merger, each share of Sister Holdco Stock will be converted into 0.90 of a share of LAN Common Stock (the “Sister Holdco Exchange Ratio”). LAN shall pay or cause to be paid all deposit fees and other expenses payable in connection with the issuance of such LAN BDRs.

(c) When the shareholders of LAN approve the Mergers, the share capital of LAN shall be increased by an aggregate amount equal to the sum of the share capital of Holdco 2 and the share capital of Sister Holdco at such time (the “Initial Capital Increase”). After the consummation of the Mergers, the share capital of LAN shall be increased by the amount by which the net asset value of the shares of TAM Stock determined pursuant to Section 2.07 exceeds, or decreased by the amount by which such net asset value is less than, the Initial Capital Increase. The time at which the Mergers become effective is referred to herein as the “Effective Time.”

SECTION 1.16. Directors. As soon as practicable following the date of this Agreement, LAN and the Amaro Family shall discuss in good faith and agree upon the individuals who shall be directors of LAN, Holdco 1, TAM and their Subsidiaries as of the Effective Time. The parties shall take all necessary action to ensure that immediately following, and on the same day as, the Effective Time, the individuals selected for election to the board of directors of LAN, Holdco 1, TAM and their Subsidiaries by each of LAN and TEP Chile pursuant to the Holdco 1 Shareholders Agreement, by each of LAN and TEP Chile pursuant to the TAM Shareholders Agreement and by each of the LAN Controlling Shareholders and TEP Chile pursuant to the Control Group Shareholders Agreement shall be the directors of LAN, Holdco 1, TAM and their Subsidiaries; provided, however, that notwithstanding the foregoing if any such individual is unwilling or unable to serve in such capacity, then he or she shall be replaced, directly or indirectly, by LAN, the LAN Controlling Shareholders or TEP Chile, as the case may be, if it is entitled pursuant to the Holdco 1 Shareholders Agreement, the TAM Shareholders Agreement and/or the Control Group Shareholders Agreement to elect or select for election, as applicable, to the relevant board of directors the individual who was so unwilling or unable to serve.

SECTION 1.17. Statutory Squeeze Out. After the consummation of the Exchange Offer, if it is permitted to do so under the applicable Law of Brazil (“Brazilian Law”), LAN (as the surviving corporation of the Holdco 2 Merger) shall effect a statutory squeeze out of any holders of shares of TAM Stock (other than the TEP Shares) that did not accept the Exchange Offer (the “Non-Tendered Shares”). In this statutory squeeze out, the holders of Non-Tendered Shares shall have the right to receive cash in an amount equal to the product of (i) the number of shares of LAN Common Stock that it would have received pursuant to the Exchange Offer in respect of such Non-Tendered Shares (assuming it could have received fractional Exchange Offer Equivalent Shares) (as to each such holder, its “Exchange Offer Equivalent Shares”) and (ii) the closing price of the LAN Common Stock on the Santiago Stock Exchange (“SSE”) on the day on which the Exchange Offer is consummated. After the squeeze out of all of the remaining shares of TAM Ordinary Stock, LAN will increase its ownership percentage of the outstanding shares of Holdco 1 Voting Stock to 20% by converting shares of Holdco 1 Non-Voting Stock into shares of Holdco 1 Voting Stock.

ARTICLE II

EFFECT OF THE MERGERS

SECTION 2.01. Conversion and Cancellation of Securities. At the Effective Time, by virtue of the Mergers and without any action on the part of the holder of any shares of the capital stock of LAN, Holdco 2 or Sister Holdco:

(a) Conversion of Holdco 2 Stock. Each share of Holdco 2 Stock issued and outstanding immediately prior to the Effective Time shall cease to be issued and outstanding, shall be cancelled and retired, shall cease to exist and shall be converted into the right to receive a fraction of a validly issued, fully paid and non-assessable share of LAN Common Stock equal to the Holdco 2 Exchange Ratio.

(b) Conversion of Sister Holdco Stock. Each share of Sister Holdco Stock issued and outstanding immediately prior to the Effective Time shall cease to be issued and outstanding, shall be cancelled and retired, shall cease to exist and shall be converted into the right to receive a fraction of a validly issued, fully paid and non-assessable share of LAN Common Stock equal to the Sister Holdco Exchange Ratio.

(c) Merger Consideration. The shares of LAN Common Stock issuable as a result of the Mergers together with the amount of any cash in lieu of fractional shares of LAN Common Stock payable pursuant to Section 2.05 are collectively referred to herein as the “Merger Consideration.” All shares of LAN Common Stock to be issued pursuant to the Mergers shall be deemed issued and outstanding as of the Effective Time.

SECTION 2.02. Treatment of TAM Stock Options. On or prior to the Commencement Date, TAM and the TAM Board, as applicable, shall adopt any resolutions and take any actions necessary to ensure that (a) from and after the Effective Time each TAM Stock Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be exercisable only when vested and only for an amount in cash equal to the product of (i) the total number of shares of TAM Stock in respect of which such TAM Stock Option is exercisable and (ii) the amount (if any) by which (x) the product of the Holdco 2 Exchange Ratio and the closing price per share of the LAN Common Stock on the SSE on the last business day prior to the date on which such TAM Stock Option was exercised exceeds (y) the exercise price per share of TAM Stock under such TAM Stock Option less any applicable Taxes required to be withheld with respect to such payment, and (b) none of execution, delivery or performance of this Agreement or the consummation of the Mergers or any other transactions contemplated by this Agreement shall, directly or indirectly, cause or result in any acceleration of the vesting of any TAM Stock Options, whether prior to, on or after the Effective Time.

SECTION 2.03. Payment of Merger Consideration; Deposit with Exchange Agent. Prior to the Effective Time, LAN will appoint an exchange agent reasonably acceptable to TAM (the “Exchange Agent”) and deposit or cause to be deposited with the Exchange Agent, for the benefit of the holders of Holdco 2 Stock and Sister Holdco Stock, certificates or, at LAN’s option, evidence of shares in book entry form, representing shares of LAN Common Stock in such denominations as the Exchange Agent may reasonably specify, including any cash to be paid in lieu of fractional shares of LAN Common Stock pursuant to Section 2.05. Such certificates or evidence of book-entry form, as the case may be, for shares of LAN Common Stock and such cash are hereinafter referred to collectively as the “Exchange Fund.” The Exchange Agent shall invest any cash deposited with the Exchange Agent by LAN as directed by LAN; provided that no such investment or losses thereon shall affect the cash payable to holders of Holdco 2 Stock or Sister Holdco Stock in lieu of fractional shares of LAN Common Stock pursuant to Section 2.05, and LAN shall promptly provide additional funds to the Exchange Agent for the benefit of holders of shares of Holdco 2 Stock and Sister Holdco Stock entitled to receive such amounts equal to the amount of any such losses. Any interest or income produced by such investments shall not be deemed part of the Exchange Fund and shall be payable to LAN.

SECTION 2.04. Stock Transfer Books. At the Effective Time, the stock transfer books of each of Holdco 2 and Sister Holdco shall be closed and thereafter there shall be no further registration of transfers of any shares of the capital stock of such companies that were outstanding immediately prior to the Effective Time.

SECTION 2.05. Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no certificates or scrip representing fractional shares of LAN Common Stock shall be issued in the Mergers or pursuant to the statutory squeeze out and such fractional shares will not entitle the owner thereof to vote or to any rights of a shareholder of LAN. In lieu of such fractional shares, LAN shall pay each holder thereof an amount in cash in U.S. Dollars equal to the product of (a) the fractional shares of LAN Common Stock to which such holder would otherwise be entitled after taking into account all shares of Holdco 2 Stock or Sister Holdco Stock owned of record by such holder immediately prior to the Effective Time (collectively as to each record holder, its “Eligible Shares”) and (b) the closing price of the shares of LAN Common Stock on the SSE on the last trading day immediately preceding the Effective Time (as reported in www.bolsadesantiago.com or, if not reported therein, by another authoritative source).

SECTION 2.06. Withholding. Each of LAN and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable in cash pursuant to this Agreement to any holder of Eligible Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Tax Law. To the extent that amounts are so withheld by LAN or the Exchange Agent with respect to any Eligible Shares, such withheld amounts shall be remitted to the applicable Governmental Entity and shall be treated for all purposes of this Agreement as having been paid to the holder of such Eligible Shares in respect of which such deduction and withholding was made by LAN or the Exchange Agent.

SECTION 2.07. Value of TAM Stock. The parties agree that the monetary value of the subscriptions and payments for the shares of TEP Chile Stock, Holdco 1 Stock, Holdco 2 Stock and Sister Holdco Stock pursuant to each of the Subscriptions shall be equivalent to the net asset value of the shares contributed as payment for such subscription when such payment is made.

ARTICLE III

COVENANTS

SECTION 3.01. Conduct of Business Pending the Mergers. Each of LAN and TAM is sometimes referred to in this Article III as a “Party.” During the period from the date of this Agreement until the Effective Time, except as specifically set forth in Schedule 3.01 hereto with respect to such Party (to the extent such Schedule relates to a Party, its “Disclosure Schedule”), as consented to in writing in advance by the other Party or as otherwise expressly required by this Agreement or required by applicable Law, each Party shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and, to the extent consistent therewith, use its commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers, employees and consultants and maintain all Licenses necessary for it and its Subsidiaries to own, lease or operate their properties, rights and other assets and to carry on their business and operations conducted at the date of this Agreement and its existing relationships and goodwill with its employees, customers, suppliers, licensors, licensees, strategic partners and any other Person with whom it conducts business. Notwithstanding and without limiting the generality of the foregoing, during the period from the date of this Agreement until the Effective Time, except as otherwise set forth in Section 3.01 of such Party’s Disclosure Schedule or as otherwise expressly required pursuant to this Agreement or by applicable Law, each Party shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, without the other Party’s prior written consent:

(a) (i) make, declare or pay any dividend, or make any other distribution (whether in cash, stock or property), on or in respect of any of its Equity Securities, other than (A) dividends or distributions paid or made by a direct or indirect wholly owned Subsidiary of such Party to such Party or another direct or indirect wholly owned Subsidiary of such Party and (B) regular dividends paid to such Party’s shareholders in accordance with the dividend policy approved at the last regular meeting of its shareholders in an amount not to exceed 50% (in the case of LAN) and 25% (in the case of TAM) of such Party’s net income for the year in respect of which the dividends are paid, (ii) adjust, split, combine, subdivide or reclassify any of its Equity Securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its Equity Securities or (iii) purchase, redeem or otherwise acquire any Equity Securities or Convertible Securities of such Party or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for any such purchases, redemptions or other acquisitions (A) required by the terms of the TAM Stock Plans or LAN Stock Plans (as applicable) or (B) required by the terms of any plans, arrangements or Contracts existing on the date of this Agreement between such Party or any of its Subsidiaries, on the one hand, and any director or employee of such Party or any of its Subsidiaries, on the other hand, if (but only if) complete and accurate copies of which have been provided to the other Party prior to the date of this Agreement (for this purpose each Party shall be deemed to have provided to the other Party copies of all documents made available to the other Party at least three business days prior to the date of this Agreement by inclusion in the electronic data room used by the Parties in connection with the transactions contemplated by this Agreement);

(b) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any Equity Securities or Convertible Securities of such Party or any of its Subsidiaries, or any “phantom” stock, “phantom” stock rights, stock option, stock purchase or appreciation rights or stock-based performance units relating to or permitting the purchase of any such Equity Securities or Convertible Securities, including pursuant to Contracts as in effect on the date of this Agreement, other than any (i) issuance of Equity Securities of such Party upon the exercise of TAM Stock Options or LAN Stock Options (as applicable) outstanding as of the date of this Agreement and in accordance with their terms and the TAM Stock Plans or LAN Stock Plans (as applicable) as in effect on the date of this Agreement or (ii) issuances of Equity Securities or Convertible Securities by any direct or indirect wholly owned Subsidiary of such Party to such Party or any other direct or indirect wholly owned Subsidiary of such Party;

(c) except as otherwise expressly contemplated in this Agreement, amend such Party’s By-laws in any way or amend any of the TAM Subsidiary By-laws or LAN Subsidiary By-laws (as applicable) in any way that is or would reasonably be expected to be materially adverse to such Party and its Subsidiaries, taken as a whole;

(d) other than in the ordinary course of business consistent with past practice, directly or indirectly make, or agree to directly or indirectly make, any acquisition or investment either by merger, consolidation, purchase of stock or securities, contributions to capital, property transfers, or by purchase of any property or assets of any other Person, or make any capital expenditures, in each case other than (i) investments in existing wholly owned Subsidiaries of such Party, (ii) acquisitions of, or improvements to, assets used in the operations of such Party and its Subsidiaries in the ordinary course of business, (iii) short-term investments of cash in marketable securities in the ordinary course of business, (iv) capital expenditures disclosed in such Party’s capital plans for 2010 and 2011 provided to the other Party prior to the date of this Agreement (provided that such Party shall be permitted to reallocate all or any portion of any capital expenditures set forth in its 2010 capital plan to its 2011 capital plan and, without duplication, all or any portion of any capital expenditures set forth in its 2011 capital plan to its 2010 capital plan) plus capital expenditures (other than with respect to the purchase or lease of aircraft or engines) in any year that do not in the aggregate exceed 10% of the aggregate amount set forth in the capital budget set forth in Section (d) of such Party’s Disclosure Schedule in respect of such year, and (v) acquisitions of properties or assets that are not material to such Party and its Subsidiaries, taken as a whole;

(e) sell, lease, assign, license, grant, extend, amend, subject to Liens, waive or modify any material rights in or to, cancel, abandon or allow to lapse, or otherwise transfer or dispose of, or agree to take or permit any such action, all or any part of its assets, rights (including, in the case of TAM, the Multiplus S.A. brand name) or properties (including Equity Securities or Convertible Securities of any Subsidiary of such Party or any Indebtedness of others owed to such Party or any of its Subsidiaries) which are material, individually or in the aggregate, to such Party and its Subsidiaries, taken as a whole, other than (i) internal reorganizations or consolidations involving only such Party and one or more of its existing wholly owned Subsidiaries that would not present a material risk of any material delay in the receipt of any regulatory approval required in connection with the consummation of the transactions contemplated hereby, (ii) dispositions disclosed in such Party’s Disclosure Schedule, (iii) any Liens securing Indebtedness permitted pursuant to this Agreement, dispositions of surplus aircraft, engines, flight simulators and terminations of leases relating to surplus aircraft and engines (including mainline and regional aircraft) consistent with past practice, and (iv) other dispositions of assets, properties or rights if the fair market value of the total consideration received therefrom does not exceed in the aggregate the amount set forth in Section (e) of such Party’s Disclosure Schedule;

(f) incur any Indebtedness, or make any loan or advance other than (i) Indebtedness incurred in the ordinary course of business consistent with past practice (it being agreed that any financing (including any sale-leaseback transaction) of aircraft or equipment used in the operations of such Party or its Subsidiaries (including engines, spare parts, simulators, technology, gates, routes, Slots, tangible property and ground equipment) and any renewal or refinancing of any such financing shall be deemed to be in the ordinary course; provided that any such financing is entered into on terms reflecting prevailing market conditions at that time), (ii) Indebtedness that does not exceed $10 million in the aggregate, (iii) refinancings, prepayments, repurchases and redemptions in the ordinary course of business consistent with past practice of any Indebtedness outstanding as of the date of this Agreement or permitted to be incurred under this Agreement, (iv) employee loans or advances made in the ordinary course of business consistent with past practice not to exceed $5 million individually or $10 million in the aggregate in any 12-month period, or (v) loans or advances made solely among such Party and any of its wholly owned Subsidiaries or solely among wholly owned Subsidiaries of such Party;

(g) settle or compromise any Action other than settlements or compromises of Actions where the amount paid (less the amount reserved for such matters by such Party) in settlement or compromise, in each case, does not exceed the amount set forth in Section (g) of such Party’s Disclosure Schedule;

(h) other than in the ordinary course of business, (i) enter into any Contract which if it existed on the date of this Agreement would have been a TAM Material Contract or LAN Material Contract (as applicable), (ii) terminate, amend, supplement or modify in any material respect any TAM Material Contract or LAN Material Contract (as applicable) or rights or obligations thereunder or (iii) waive, release, cancel, convey, encumber or otherwise transfer any material rights or claims thereunder;

(i) make any material changes to the policies or work rules applicable to any group of employees or labor union;

(j) except as required (x) by applicable Law or (y) by any Benefit Plan specifically listed on Section (j) of such Party’s Disclosure Schedule, (i) adopt, enter into, terminate, modify, amend or grant any waiver or consent in respect of any material Benefit Plan or, other than with respect to the hiring of any Person whose annual compensation (including target bonus payments) does not exceed $500,000, any other Benefit Plan, Contract, plan or policy involving such Party or any of its Subsidiaries and any current or former employee, independent consultant, officers or directors of such Party or any of its Subsidiaries (collectively as to such Party, its “Employees”), except in the ordinary course of business consistent with past practice with respect to Employees who are not Key Personnel, (ii) grant any severance or termination payment to any Employee or increase the compensation of any Employee except for increases in compensation of Employees who are not Key Personnel made in the ordinary course of business consistent with past practice, (iii) remove any existing restrictions in any Benefit Plans or awards made thereunder, (iv) take any action to fund or in any other way secure the payment of compensation or benefits (including in respect of TAM Stock Options or LAN Stock Options (as applicable)) under any Benefit Plan, (v) take any action to accelerate the vesting or payment of any compensation or benefit (including in respect of TAM Stock Options or LAN Stock Options (as applicable)) under any Benefit Plan or awards made thereunder, (vi) except as required by any Benefit Plan as in effect as of the date of this Agreement and except for normal payments, awards and increases in the ordinary course of business consistent with past practice, increase in any manner the compensation or fringe benefits of any Employee or pay any amount or benefit (including in respect of TAM Stock Options or LAN Stock Options (as applicable)) not required by any Benefit Plan as in effect as of the date of this Agreement or (vii) grant any retention, stay, transaction or similar bonuses, payments or rights to any Employee;

(k) (i) except as required by applicable Law, the International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”) or regulatory guidelines, make any material change in its accounting methods, principles or practices, (ii) make or change any material Tax election, settle or compromise any material Tax liability, amend any material Tax return, change any material method of Tax accounting, enter into any material closing agreement with respect to any Tax or surrender any right to claim a material Tax refund, or (iii) replace or change its current independent auditors;

(l) enter into (i) any new line of business that is material to such Party and its Subsidiaries, taken as a whole, or (ii) any agreement or arrangements that would be required to be disclosed by such Party pursuant to Item 404 of Regulation S-K promulgated under the U.S. Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder);

(m) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution or any restructuring, recapitalization or reorganization;

(n) enter into, amend or otherwise become bound by any Contract if (i) such Contract would, after the Effective Time, restrict or limit the ability of LAN, TAM or any of their respective Subsidiaries to engage in any business or line of business in any manner, with any other Person or in any geographic area; (ii) such Contract would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the commencement of the Exchange Offer or the consummation the Exchange Offer, the Mergers or the other transactions contemplated by this Agreement or to adversely affect in a material respect the expected benefits (taken as a whole) of the Exchange Offer and the Mergers; or (iii) the consummation of the Exchange Offer, the Mergers or any of the other transactions contemplated hereby would conflict with, or result in any violation or breach of, or default (with or without notice, lapse of time or both) under, or result in any termination or modification of or acceleration under, or any change in any right, obligation or benefit under, or result in any Lien on any property or assets of such Party or any of its Subsidiaries under, any provisions of such Contract;

(o) take or fail to take any action for the purpose of preventing or delaying, or that would reasonably be expected to prevent or delay, the satisfaction of any of the conditions to the commencement of the Exchange Offer or the consummation of the Exchange Offer, the Mergers or the other transactions contemplated by this Agreement, including any action that would reasonably be expected to prevent or delay the ability of the parties hereto to obtain any required approval, consent or other authorization of or from any Airline Regulatory Entities or other Governmental Entity;

(p) cancel, terminate or amend any binding financing commitment to fund the acquisition by such Party or any of its Subsidiaries of the aircraft covered under any TAM Aircraft Contract or LAN Aircraft Contract (as applicable) unless, in the case of any cancellation or termination of such financing commitment, (i) it is replaced by another financing with substantially equivalent (or more favorable) terms and in an amount not less than the amount of such commitment or (ii) in return therefor, such Party and/or its Subsidiaries receives equivalent value from the manufacturer of the applicable aircraft;

(q) enter into (i) any aircraft purchase agreement, engine purchase agreement or engine maintenance agreement that involves or is reasonably expected to involve aggregate payments by or to such Party or any of its Subsidiaries in excess of $25 million in any twelve-month period or (ii) any amendment to an existing aircraft purchase agreement, engine purchase agreement or engine maintenance agreement that is material to such agreement;

(r) enter into, amend or otherwise become bound by, cancel or terminate any (i) alliance or brand alliance agreement, (ii) code sharing agreement, (iii) frequent flyer participation agreement, (iv) capacity purchase or similar agreement, (v) cooperation, joint venture, profit or revenue sharing agreement, (vi) special prorate agreement or (vii) interlining agreement with any Person; or

(s) authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.

Notwithstanding the foregoing limitations, the parties intend that each Party and its Subsidiaries shall at all times prior to the Effective Time conduct their business in compliance with all applicable Antitrust Laws, and the limitations set forth in this Section 3.01 are not intended to, and shall not be interpreted as, contravening any applicable Antitrust Laws.

SECTION 3.02. No Solicitation. (a) Each of the parties to this Agreement agrees that it will not, and it will cause each of its Subsidiaries, each of its and their directors, officers, employees, Affiliates, financial advisors, attorneys, accountants or other advisors, agents and representatives and each of the individuals who ultimately beneficially own it (collectively as to each party, its “Representatives”) not to, directly or indirectly, (i) solicit, initiate or encourage any inquiries or the making or consummation of any proposal or offer that constitutes, or is reasonably likely to lead to, an Alternative Proposal with respect to its Relevant Parent Entity, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide to any Person any non-public information or data in connection with, or otherwise cooperate in any way with, any such Alternative Proposal, (iii) waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation of any Person, (iv) enter into any binding or non-binding Contract with respect to any such Alternative Proposal or (v) otherwise knowingly facilitate any effort or attempt to make any such Alternative Proposal. Each party shall notify its Representatives of the restrictions imposed by the preceding sentence and instruct them to comply with those restrictions, and any failure by any of them to so comply will be a breach of this Agreement by such party. Each party shall, and shall cause its Representatives to, immediately cease and cause to be terminated all existing activities, discussions or negotiations with any Person conducted prior to the date of this Agreement with respect to any Alternative Proposal relating to its Relevant Parent Entity and request the prompt return or destruction of all confidential information previously furnished in connection therewith.

The term “Alternative Proposal” means, with respect to each Relevant Parent Entity, any of the following actions or any proposal or offer (including any proposal or offer to or from any Representative of any party) by any Person or group (as defined in Rule 13d-3 or 13d-5 promulgated under the U.S. Exchange Act) relating to, or that could reasonably be expected to lead to, any of the following: (i) any direct or indirect acquisition, purchase, lease, license or outsourcing, in one transaction or a series of related transactions, of any assets (including Equity Securities of any Subsidiary of such Relevant Parent Entity), rights, properties, services or businesses of such Relevant Parent Entity or any of its Subsidiaries collectively representing more than 25% of the fair market value of the Relevant Parent Entity’s total assets or collectively generating or contributing 25% or more of the Relevant Parent Entity’s total consolidated revenues or operating income during the last fiscal year, (ii) any tender offer or exchange offer that, if consummated, would result in any Person or group beneficially owning any Equity Securities of such Relevant Parent Entity, or (iii) any merger, consolidation, business combination, recapitalization, issuance or amendment of securities, liquidation, dissolution, joint venture, share exchange or similar transaction involving such Relevant Parent Entity or any of its Subsidiaries.

The term “Relevant Parent Entity” means (i) with respect to TAM, the TAM Direct Controlling Shareholder and the Amaro Family, TAM, and (ii) with respect to LAN and the LAN Controlling Shareholders, LAN.

(b) In addition to the foregoing obligations, each party agrees that it shall (i) as promptly as practicable (and in any event within 24 hours after receipt) advise the other parties orally and in writing of the receipt of any Alternative Proposal relating to its Relevant Parent Entity, the material terms and conditions of such Alternative Proposal (including any changes thereto) and the identity of the Person making such Alternative Proposal, (ii) keep the other parties fully informed in all material respects of the status and details (including any changes to the terms) of such Alternative Proposal and (iii) provide to the other parties as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material sent or provided to it, such Relevant Parent Entity or any of their Representatives from any Person that describes any of the terms or conditions of such Alternative Proposal.

(c) Nothing contained in this Section 3.02 shall prohibit any Relevant Parent Entity from complying with its disclosure obligations under any applicable Law.

SECTION 3.03. Public Announcements. Each party shall consult with the other parties before issuing, and give each other party the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Exchange Offer and Mergers, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude is required by applicable Law, court process or by obligations pursuant to any listing agreement with, or rules of, any national securities exchange or national securities quotation system on which such party’s securities are listed or quoted. The parties agree that the initial press release to be issued with respect to the execution and delivery of this Agreement shall be in the form heretofore agreed to by the parties.

SECTION 3.04. Stockholder Actions. Each Relevant Parent Entity shall give the other the opportunity to participate in the defense or settlement of any stockholder Action against such Relevant Parent Entity and/or its directors or officers relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without the other Relevant Parent Entity’s prior written consent.

ARTICLE IV

TERMINATION, AMENDMENT AND WAIVER

SECTION 4.01. Termination. This Agreement shall terminate and the Mergers shall be abandoned automatically if and when (i) the Exchange Offer expires in accordance with its terms or is revoked with the permission of the CVM, in each case without the purchase of any shares of TAM Stock or (ii) the product of 0.9 and the high end of the range of economic value of LAN per share of LAN Common Stock as determined by the Appraiser at any time is less than the low end of the range of economic value of TAM per share of TAM Stock as determined by the Appraiser at such time (an “Appraisal Event”). In addition, this Agreement may be terminated and the Exchange Offer and the Mergers may be abandoned at any time prior to the commencement of the Exchange Offer, whether before or after receipt of any Requisite Shareholder Approvals:

(a) by mutual written consent of LAN and the Amaro Family;

(b) by either LAN or the Amaro Family:

(i) if the ANAC Approval has not been obtained or for any other reason the Exchange Offer shall not have commenced on or before December 30, 2011 (the “Outside Date”); or

(ii) if the vote of the holders of LAN Common Stock at the LAN Shareholders Meeting to approve the Mergers and the other transactions contemplated hereby shall have been taken and completed and the Requisite LAN Shareholder Approval shall not have been obtained;

provided, however, that the right to terminate this Agreement under this Section 4.01(b) or Section 4.01(e) shall not be available to any party whose breach of a covenant in this Agreement has been a principal cause of the failure of the Exchange Offer to commence by the Outside Date or the failure of the condition giving rise to such termination right, as applicable;

(c) by LAN, if (i) the TAM Board fails to make and publicly announce the TAM Board Transaction Recommendation promptly after the date of this Agreement or the TAM Board Exchange Offer Recommendation prior to the first TAM Shareholders Meeting, (ii) the TAM Board or any committee thereof (x) withholds, withdraws or modifies or qualifies in any manner adverse to LAN either of the TAM Board Recommendations, (y) approves, adopts, or recommends any Alternative Proposal, or (z) makes, causes to be made or resolves to make or cause to be made any public statement proposing or announcing an intention to take any of the foregoing actions (collectively, a “TAM Recommendation Change”) or (iii) the TAM Board shall have failed to publicly reaffirm the TAM Board Recommendations as promptly as practicable (but in any event within two business days) after receipt of a written request by LAN to provide such reaffirmation, and in either such case all of the directors designated for election to the TAM Board by the TAM Direct Controlling Shareholder and/or the Amaro Family did not vote against the TAM Recommendation Change or in favor of reaffirming the TAM Board Recommendations;

(d) by the Amaro Family, if (i) the LAN Board fails to make the LAN Board Transaction Recommendation promptly after the date of this Agreement or the LAN Board Merger Recommendation on or prior to the LAN Shareholder Meeting, (ii) the LAN Board or any committee thereof (x) withholds, withdraws or modifies or qualifies in any manner adverse to TAM either of the LAN Board Recommendations, (y) approves, adopts, or recommends any Alternative Proposal, or (z) makes, causes to be made or resolves to make or cause to be made any public statement proposing or announcing an intention to take any of the foregoing actions (collectively, a “LAN Recommendation Change”) or (iii) the LAN Board shall have failed to publicly reaffirm the LAN Board Recommendations as promptly as practicable (but in any event within two business days) after receipt of a written request by TAM to provide such reaffirmation, and in either such case all of the directors designated for election to the LAN Board by the LAN Controlling Shareholders did not vote against the LAN Recommendation Change or in favor of reaffirming the LAN Board Recommendations; or

(e) by either LAN or the Amaro Family if TAM has called five TAM Shareholders Meetings pursuant to Section 1.09(b) and a quorum has not been present at any such meeting or if a quorum was present and the vote of the holders of the Free Float Shares at the TAM Shareholders Meeting to select an Appraiser shall have been taken and completed but the Requisite TAM Shareholder Approval shall not have been obtained.

SECTION 4.02. Effect of Termination. (a) In the event of termination of this Agreement by either LAN or the Amaro Family as provided in Section 4.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of LAN, TAM or any other party hereto under this Agreement, other than Section 4.01, this Section 4.02, Section 4.04 and Article V, which provisions shall survive such termination. Notwithstanding the foregoing or any termination or anything to the contrary in this Agreement, no party to this Agreement shall be relieved or released from liability for damages of any kind (whether or not communicated or contemplated at the time of execution of this Agreement), including consequential damages and including as damages any value lost by shareholders of LAN or TAM, as the case may be, based on the consideration that would otherwise have been paid and the benefits that would otherwise have accrued to such shareholders, which arise out of or result from any deliberate breach of any covenant of this Agreement. No party claiming that any such breach has occurred will have any duty or otherwise be obligated to mitigate any such damages. For purposes of this Section 4.02, a “deliberate” breach of any covenant of a party shall be deemed to have occurred only if such party or its Representatives took the action or failed to take the action that constituted a breach with actual knowledge that the action so taken or omitted to be taken constituted a breach of such covenant.

(b) In the event that this Agreement is terminated by LAN pursuant to Section 4.01(c), then TAM shall pay LAN a fee equal to $200 million (the “TAM Termination Fee”) by wire transfer of same-day funds no later than the second business day following the date of such termination and shall reimburse LAN for all documented out-of-pocket expenses incurred by it or any of its Subsidiaries in connection with this Agreement and the transactions contemplated hereby up to a maximum amount of $25 million (collectively, the “LAN Reimbursable Expenses”) by wire transfer of same-day funds no later than the second business day after TAM receives the documentation therefor.

(c) In the event that this Agreement is terminated by the Amaro Family pursuant to Section 4.01(d), then LAN shall pay TAM a fee equal to $200 million (the “LAN Termination Fee”) by wire transfer of same-day funds no later than the second business day following the date of such termination and shall reimburse TAM for all documented out-of-pocket expenses incurred by it or any of its Subsidiaries in connection with this Agreement and the transactions contemplated hereby up to a maximum amount of $25 million (collectively, the “TAM Reimbursable Expenses”) by wire transfer of same-day funds no later than the second business day after LAN receives the documentation therefor.

(d) In the event that any Person shall have made an Alternative Proposal with respect to TAM or LAN (any Alternative Proposal with respect to TAM or LAN, a “Competing Proposal”) to any party hereto or any Representative of any party hereto, a Competing Proposal by any Person shall have become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Competing Proposal and thereafter:

(i) (A) this Agreement is terminated by either LAN or the Amaro Family pursuant to Section 4.01(b)(ii) or Section 4.01(e) or automatically terminates pursuant to the first sentence of Section 4.01 solely because either of the Minimum Conditions (as defined in the terms of the Exchange Offer) is not satisfied or because an Appraisal Event occurs and (B) at any time prior to the date that is 12 months after the date of any such termination, TAM or any of its Subsidiaries consummates any transaction with such Person or any of its Affiliates that constitutes a Competing Proposal, enters into any binding or non-binding Contract with such

Person or any of its Affiliates providing for a transaction that constitutes a Competing Proposal or the TAM Board approves or recommends to its shareholders or does not oppose any Competing Proposal made by such Person or any of its Affiliates (in each case regardless of whether such Competing Proposal was made or announced or became publicly known before or after termination of this Agreement), then TAM shall pay to LAN, by wire transfer of same-day funds, the TAM Termination Fee on the date of the first to occur of the event(s) referred to above in clause (B) of this Section 4.02(d)(i) and shall reimburse LAN for all of the LAN Reimbursable Expenses by wire transfer of same-day funds no later than the second business day after TAM receives the documentation therefor.

(ii) (A) this Agreement is terminated by either LAN or the Amaro Family pursuant to Section 4.01(b)(ii) or Section 4.01(e) or automatically terminates pursuant to the first sentence of Section 4.01 solely because either of the Minimum Conditions (as defined in the terms of the Exchange Offer) is not satisfied or because an Appraisal Event occurs and (B) at any time prior to the date that is 12 months after the date of any such termination, LAN or any of its Subsidiaries consummates any transaction with such Person or any of its Affiliates that constitutes a Competing Proposal, enters into any binding or non-binding Contract with such Person or any of its Affiliates providing for a transaction that constitutes a Competing Proposal or the LAN Board approves or recommends to its shareholders or does not oppose any Competing Proposal made by such Person or any of its Affiliates (in each case regardless of whether such Competing Proposal was made, announced or became publicly known before or after termination of this Agreement), then LAN shall pay to TAM, by wire transfer of same-day funds, the LAN Termination Fee on the date of the first to occur of the event(s) referred to above in clause (B) of this Section 4.02(d)(ii) and shall reimburse TAM for all of the TAM Reimbursable Expenses by wire transfer of same-day funds no later than the second business day after LAN receives the documentation therefor.

(e) TAM and LAN acknowledge and agree that the agreements contained in Section 4.02(b), Section 4.02(c) and Section 4.02(d) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither party would enter into this Agreement; accordingly if any party fails promptly to pay the amount due pursuant to any such Section and, in order to obtain such payment, the other party commences a suit that results in a judgment against such party for all or a portion of the TAM Termination Fee or the LAN Termination Fee, as applicable, such party shall pay to the other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the TAM Termination Fee or the LAN Termination Fee, as applicable, accruing from the date such payment was required to be made pursuant to Section 4.02 until the date of payment at the six-month LIBOR rate in effect on the date such payment was required to be made plus 3%. The right to receive the fees and expenses payable pursuant to Section 4.02(b), Section 4.02(c) and Section 4.02(d) shall be in addition to, and not in lieu of, any other remedies a party may have at law or in equity with respect to breaches of this Agreement by the other party.

SECTION 4.03. Amendment. This Agreement may be amended by the parties hereto at any time prior to the commencement of the Exchange Offer but only by an instrument in writing signed by all of the parties hereto.

SECTION 4.04. Extension; Waiver. At any time prior to the Effective Time, the parties may (but shall not be under any obligation to) (a) extend the time for the performance of any of the obligations or other acts of the other parties or (b) waive compliance with any of the agreements of the other parties or any of the conditions for its benefit contained herein, in each case to the extent permitted by applicable Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or applicable Law shall not constitute a waiver of such rights and, except as otherwise expressly provided in this Agreement, no single or partial exercise by any party to this Agreement of any of its rights under this Agreement shall preclude any other or further exercise of such rights or any other rights under this Agreement or applicable Law.

ARTICLE V

GENERAL PROVISIONS

SECTION 5.01. Nonsurvival. None of the covenants contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time; provided, however, that notwithstanding the foregoing, this Article V and the covenants and agreements of the parties in Article I and Article II to the extent they contemplate performance after the Effective Time shall survive the Effective Time.

SECTION 5.02. Fees and Expenses. Except as provided in Section 4.02, all fees and expenses incurred in connection with this Agreement, the Exchange Offer, the Mergers and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Exchange Offer is commenced or the Exchange Offer and the Mergers are consummated.

SECTION 5.03. Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands, instructions and other communications or documents given hereunder shall be in writing and shall be delivered personally or sent by registered or certified mail (postage prepaid), facsimile or overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to LAN or the LAN Controlling Shareholders, to:

Claro y Cia.

Apoquindo 3721, piso 13,

Santiago, Chile

Attention: José María Eyzaguirre B.

Fax: +562 3673003

jmeyzaguirre@claro.cl

with copies (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

United States of America

Attention: Sergio Galvis and Duncan McCurrach

Fax: +1 212-558-3588

galviss@sullcrom.com

mccurrachd@sullcrom.com

If to TAM to:

TAM S.A.

Av. Jurandir, 856, Lote 4

04072-000

São Paulo—SP

Brasil

Attention: Marco Antonio Bologna

Fax: +55 (11) 5582-9879

marco.bologna@tam.com.br

with a copy (which shall not constitute notice) to:

Turci Advogados

Rua Dr. Renato Paes de Barros, 778

-1° andar—cj.12

04530-0001

São Paulo—SP

Brasil

Attention: Flávia Turci

Fax: +55 11 2177 2197

turci@turci.com

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

Attention: Sarah Jones and Anand Saha

Fax: +1 212 878 8375

Sarah.Jones@CliffordChance.com

Anand.Saha@CliffordChance.com

If to the TAM Direct Controlling Shareholder or the Amaro Family to:

Turci Advogados

Rua Dr. Renato Paes de Barros, 778

-1° andar—cj.12

04530-0001

São Paulo—SP

Brasil

Attention: Flávia Turci

Fax: +55 11 2177 2197

turci@turci.com

with a copy (which shall not constitute notice) to:

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

Attention: Sarah Jones and Anand Saha

Fax: +1 212 878 8375

Sarah.Jones@CliffordChance.com

Anand.Saha@CliffordChance.com

Any notice, request, claim, instruction or other communication or document given as provided above shall be deemed given to the receiving party (i) if delivered personally, upon actual receipt, (ii) if sent by registered or certified mail, three business days after deposit in the mail, (iii) if sent by facsimile, upon confirmation of successful transmission if within one business day after such facsimile has been sent such notice, request, claim, instruction or other communication or document is also given by one of the other methods described above and (iv) if sent by overnight courier, on the next business day after deposit with the overnight courier.

SECTION 5.04. Definitions. For the purposes of this Agreement, the following terms shall have the meanings assigned below:

(a) “Action” means actions, suits, claims, allegations, hearings, proceedings, arbitrations, mediations, audits, inquiries or investigations (whether civil, criminal, administrative or otherwise).

(b) “Affiliate” shall have the meaning assigned to such term in Rule 12b-2 promulgated under the U.S. Exchange Act.

(c) “Airline Regulatory Entities” means ANAC, the Dirección General de Aeronáutica Civil, the Junta de Aeronáutica Civil, the U.S. Federal Aviation Administration, the U.S. Department of Transportation, the Federal Communications Commission and the U.S. Department of Homeland Security, including the U.S. Transportation Security Administration.

(d) “Antitrust Law” means any statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through mergers, acquisitions, business combinations or similar transactions.

(e) “beneficial ownership” (and its correlative phrases) shall have the meanings assigned to such phrases in Rule 13d-3 promulgated under the U.S. Exchange Act.

(f) “Benefit Plans” means all employee benefit plans and all profit-sharing plans, stock purchase, stock option, stock appreciation right, restricted stock, restricted stock unit, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements maintained for the benefit of any current or former employee, independent consultant, officer or director of TAM or LAN, as the case may be, or any of its Subsidiaries by TAM or LAN, as the case may be, or any of its Subsidiaries or by any trade or business, whether or not incorporated, which together with TAM or LAN, as the case may be.

(g) “business day” means any day that is not a Saturday, Sunday or a day on which banking institutions are required or authorized by law or executive order to be closed in Santiago, Chile, São Paulo, Brazil or New York, New York.

(h) “By-laws” means the by-laws or comparable organizational documents of a company.

(i) “Commencement Date” means the date and time at which the Edital relating to the Exchange Offer is published in Brazil in accordance with Brazilian Law, which is the date and time at which the Exchange Offer shall commence.

(j) “Contract” means any loan, credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement or other contract, agreement, obligation, commitment or instrument.

(k) “Control” (and its correlative terms) shall have the meanings assigned to such terms in Rule 12b-2 promulgated under the U.S. Exchange Act.

(l) “Convertible Securities” means, with respect to any Person, any securities, options, warrants or other rights of, or granted by, such Person or any of its Affiliates that are, directly or indirectly, convertible into, or exercisable or exchangeable for, any Equity Securities of such Person or any of its Affiliates.

(m) “Equity Securities” means, with respect to any Person, any capital stock of, or other equity interests in such Person.

(n) “Governmental Entity” means any governmental, quasi-governmental or regulatory authority, body, department, commission, board, bureau, agency, division, court, organized securities exchange or other legislative, executive or judicial governmental entity or instrumentality of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof.

(o) “Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all aircraft operating leases of such Person, (iv) all capitalized lease obligations of such Person, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness described in clauses (i) through (iv) above of any other Person, (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others and (vii) indebtedness in respect of Swap Contracts designed to hedge against interest rates, foreign exchange rates or commodities pricing risks incurred in the ordinary course of business and not for speculative purposes.

(p) “Intellectual Property” means, collectively, all (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/as, internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisionals, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (iii) trade secrets and confidential information and know-how, including confidential processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists; (iv) all rights in published and unpublished works of authorship, whether copyrightable or not (including computer software and databases (including source code, object code and all related documentation)), and other compilations of information, copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (v) moral rights, rights of publicity and rights of privacy; and (vi) all other intellectual property or proprietary rights.

(q) “Key Personnel” means any director, officer or other employee of TAM or any Subsidiary of TAM with an annual base compensation in excess of $250,000.

(r) “LAN Aircraft Contracts” means all Contracts (other than (x) existing aircraft leases or (y) Contracts that may be terminated or canceled by LAN or any of its Subsidiaries without incurring any penalty or other material liability except for the forfeiture of any previously made prepayment or deposit) pursuant to which LAN or any of its Subsidiaries has a binding obligation to purchase or lease aircraft.

(s) “LAN Financial Reporting Documents” means all reports, schedules, forms, statements, certifications and other documents (including exhibits and other information incorporated therein) with or to, as applicable, the Superintendencia de Valores y Seguros or the U.S. Securities and Exchange Commission (the “SEC”) that were required to be so filed or furnished by LAN since December 31, 2006 and any documents so filed or furnished during such period by LAN on a voluntary basis.

(t) “LAN Material Adverse Effect” means any change, effect, occurrence or circumstance which, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, results of operations, assets or liabilities of LAN and its Subsidiaries, taken as a whole, other than (x) any such change, effect, occurrence or circumstance to the extent resulting from (A) any changes after the date of this Agreement in general economic or financial market conditions, (B) any changes after the date of this Agreement generally affecting the industries in which LAN and its Subsidiaries operate, (C) changes after the date of this Agreement in IFRS or the interpretation thereof, (D) geopolitical conditions, the outbreak of a pandemic or other widespread health crisis, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement or (E) any hurricane, tornado, flood, earthquake, volcanic eruption or natural disaster; provided, however, that the foregoing clauses (A), (B), (D) and (E) shall not apply to the extent that any such change, effect, occurrence or circumstance disproportionately impacts LAN and its Subsidiaries compared to other participants in the industries in which LAN and its Subsidiaries participate, or (y) any failure, in and of itself, of LAN to meet any internal or analyst projections, forecasts or estimates of revenue or earnings or any decrease in the market price or trading volume of the shares of LAN Common Stock (it being understood, however, that the exception in this clause (y) shall not apply to the underlying causes of any such failure or decrease or prevent any of such underlying causes from being taken into account in determining whether a LAN Material Adverse Effect has occurred); or (ii) impairs or would reasonably be expected to impair in any material respect the ability of LAN to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder on a timely basis.

(u) “LAN Material Contract” means any Contract described on Schedule 5.04(u).

(v) “LAN Stock Options” means all of the outstanding options to purchase LAN Common Stock (whether vested or unvested, exercisable or unexercisable) issued under the stock option plans listed on Schedule 5.04(v) (“LAN Stock Plans”).

(w) “Law” means any statute, common law, ordinance, rule, regulation, agency requirement or Order of, or issued, promulgated or entered into by or with, any Governmental Entity.

(x) “LIBOR” means (i) the rate of interest per annum determined on the basis of the rate for deposits in U.S. Dollars for a period equal to six months (or the closest period if such period is not available) which appears on the Reuters Page LIBOR01, or its successor page, at approximately 11:00 a.m. (London time) (the “Designated LIBOR Page”) two business days prior to the Quotation Day (rounded to the nearest 1/100th of 1%); or (ii) (if the rate referred to in subparagraph (a) is not available) the arithmetic mean of the rate per annum at which deposits in U.S. Dollars would be quoted by three major banks in New York City selected by BTG Pactual, the calculation agent (the “Calculation Agent”), to first class banks in the London interbank market (rounded to the nearest 1/100th of 1%) at approximately 11:00 a.m. (London time) two (2) business days prior to the Quotation Day for a period equal to six months (or the closest period if such period is not available); provided that if less than two of these banks provide a quotation as mentioned above, then the Calculation Agent will compute LIBOR based on the last available LIBOR rate published on the Designated LIBOR Page, as determined by the Calculation Agent in its sole discretion.

(y) “Licenses” means all approvals, authorizations, registrations, certifications, filings, franchises, licenses, consents, variances, concessions, exemptions, orders, notices, permits, operating certificates, Slots and air service designations of, with or granted by all Governmental Entities and third parties, including all licenses, certificates and permits from all Governmental Entities to act as an air carrier, as applicable.

(z) “Lien” means all pledges, liens, charges, encumbrances or security interests of any kind or nature whatsoever.

(aa) “Order” means any order, decision, writ, injunction, decree, judgment, legal or arbitration award, stipulation, license, permit or agreement issued, promulgated or entered into by or with (or settlement or consent agreement subject to) any Governmental Entity.

(bb) “Person” means any natural person, firm, corporation, partnership, company, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity.

(cc) “Quotation Day” means, in relation to any period for which an interest rate is to be determined pursuant to this Agreement, two business days before the first day of that period, unless market practice differs in the London interbank market, in which case the Quotation Day for that currency and interest rate will be determined by the Calculation Agent in accordance with market practice in the London interbank market.

(dd) “Slots” means all takeoff and landing slots, operating authorizations from any Governmental Entity and other similar designated takeoff and landing rights.

(ee) “Subsidiary” means, with respect to any Person, any other Person (whether or not incorporated) as to which such Person and/or any one or more of its other Subsidiaries, directly or indirectly, (i) own a majority of the general partner interests in such other Person, (ii) own a majority of the outstanding securities of, or other equity interests in, such other Person which by their terms has ordinary voting power to elect the members of the board of directors (or comparable governing body) of such other Person, or (iii) otherwise have the right to elect or appoint a majority of such members.

(ff) “Swap Contract” means (a) any and all interest rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

(gg) “TAM Aircraft Contracts” means all Contracts (other than (x) existing aircraft leases or (y) Contracts that may be terminated or canceled by TAM or any of its Subsidiaries without incurring any penalty or other material liability except for the forfeiture of any previously made prepayment or deposit) pursuant to which TAM or any of its Subsidiaries has a binding obligation to purchase or lease aircraft.

(hh) “TAM Financial Reporting Documents” means all reports, schedules, forms, statements, certifications and other documents (including exhibits and other information incorporated therein) with or to, as applicable, the Comissão de Valores Mobiliários (the “CVM”) or the SEC that were required to be so filed or furnished by TAM since December 31, 2006 and any documents so filed or furnished during such period by TAM on a voluntary basis.

(ii) “TAM Material Contract” means any Contract described on Schedule 5.04(ii).

(jj) “TAM Stock Options” means all of the outstanding options to purchase shares of capital stock of TAM (whether vested or unvested, exercisable or unexercisable) issued under the stock option plans listed on Schedule 5.04(jj) (“TAM Stock Plans”).

(kk) “Tax” means any and all taxes, charges, fees, levies or other assessments, including income, gross receipts, excise, real or personal property, sales, withholding, social security, occupation, use, service, service use, value added, license, net worth, payroll, franchise, transfer and recording taxes, fees and charges, imposed by any taxing authority (whether domestic or foreign including any state, local or foreign government or any subdivision or taxing agency thereof), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments.

(ll) “U.S. Exchange Act” shall mean the U.S. Securities Exchange Act of 1934.

SECTION 5.05. Interpretation. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include Schedule 3.01 and the Exhibits and Schedules to this Agreement, all of which are incorporated herein and made a part of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Except as otherwise expressly provided herein, references to “parties” in this Agreement refers to the parties to this Agreement. Except as otherwise expressly provided herein, all remedies provided herein shall be in addition to any other remedies they may otherwise have under applicable Law. Any reference in this Agreement to a “day” or a number of “days” (without the explicit qualification of “business”) shall be interpreted as a reference to a calendar day or number of calendar days. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers, and the parties and their counsel and other advisers have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

SECTION 5.06. Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing and signed by such party.

SECTION 5.07. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be considered an original instrument and all of which shall together constitute the same agreement. This Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 5.08. No Third-Party Beneficiaries. Except as otherwise expressly stated herein, the parties hereby agree that the agreements and covenants set forth herein are solely for the benefit of the other parties in accordance with, and subject to the terms of, this Agreement and that this Agreement is not intended to, and does not, confer upon any Person other than the parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto hereby agree that their respective covenants set forth herein are solely for the benefit of the other parties hereto in accordance with, and subject to the terms of, this Agreement and that this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder.

SECTION 5.09. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF; PROVIDED, HOWEVER, THAT NOTWITHSTANDING THE FOREGOING THE AUTHORIZATION AND EXECUTION OF THIS AGREEMENT BY EACH PARTY SHALL BE GOVERNED BY THE LAWS OF ITS JURISDICTION OF INCORPORATION.

SECTION 5.10. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any purported assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors, heirs and permitted assigns.

SECTION 5.11. Specific Enforcement; Consent to Jurisdiction. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity, without the necessity of proving the inadequacy of monetary damages or of posting bond or other undertaking, as a remedy and to obtain injunctive relief against any breach or threatened breach hereof. In the event that any action is brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto waives the defense or counterclaim that there is an adequate remedy at Law. Each of the parties hereto hereby irrevocably consents and submits itself to the personal jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the Borough of Manhattan, The City of New York (collectively, the “Agreed Courts”) solely in respect of the interpretation and enforcement of the provisions of this Agreement, and the documents referred to herein and the transactions contemplated by this Agreement (collectively, the “Agreed Issues”), waives, and agrees not to assert, as a defense in any action, suit or proceeding in an Agreed Court with respect to the Agreed Issues that such party is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such Agreed Court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such Agreed Court, and the parties hereto irrevocably agree that all claims with respect to any action, suit or proceeding with respect to the Agreed Issues shall be heard and determined only in an Agreed Court. The parties hereby consent to and grant to each Agreed Court jurisdiction over the Person of such parties and, to the extent permitted by Law, over the subject matter of any dispute with respect to the Agreed Issues and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 5.03 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

SECTION 5.12. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (I) CERTIFIES THAT IT HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND MADE IT VOLUNTARILY AND THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 5.12.

SECTION 5.13. Obligations of LAN and of TAM. Whenever this Agreement requires a Subsidiary of LAN to take any action, such requirement shall be deemed to include an undertaking on the part of LAN to cause such Subsidiary to take such action. Whenever this Agreement requires the Amaro Family or any Subsidiary of TAM, the TAM Direct Controlling Shareholder or TEP Chile to take any action, such requirement shall be deemed to include an undertaking on the part of each member of the Amaro Family, the TAM Controlling Shareholder and TAM to cause such action to be taken.

SECTION 5.14. Language; Portuguese Translation. A sworn Portuguese translation of this Agreement will be prepared by a tradutor juramentado. Such translation and no other may be filed with, or furnished to, any applicable Governmental Entity and public registries in Brazil or used in any proceeding in Brazil. For all purposes, the English language version of this Agreement shall be the only binding agreement between the parties hereto and shall control if there is any conflict between it and the Portuguese translation.

[ Remainder of Page Intentionally Left Blank ]

IN WITNESS WHEREOF, LAN, LAN Controlling Shareholders, TAM Direct Controlling Shareholder, the Amaro Family and TAM have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

LAN AIRLINES S.A.

By:	/s/ LAN AIRLINES S.A.
	Name:	Ignacio Cueto Plaza
	Title:	President and CEO

TAM S.A.

By:	/s/ TAM S.A.
	Name:	Libano Miranda Barroso
	Title:	President

	Name:	José Zaidan Maluf,
	Title:	Vice President

COSTA VERDE AERONÁUTICA S.A.

By:	/s/ COSTA VERDE AERONÁUTICA S.A.
	Name:	Juan Jose, Cueto Plaza
	Title:	Director

INVERSIONES MINERAS DEL CANTÁBRICO S.A.

By:	/s/ INVERSIONES MINERAS DEL CANTÁBRICO S.A.
	Name:	Carlos Vallete Gudenschwager
	Title:	CEO

TAM EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

By:	/s/ TAM EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
	Name:	Maria Cláudia Oliveira Amaro
	Title:	Executive Director

	Name:	Noemy Almeida Oliveira Amaro
	Title:	Executive Director

/s/ NOEMY ALMEIDA OLIVEIRA AMARO
NOEMY ALMEIDA OLIVEIRA AMARO

/s/ MARIA CLÁUDIA OLIVEIRA AMARO
MARIA CLÁUDIA OLIVEIRA AMARO

/s/ MAURÍCIO ROLIM AMARO
MAURÍCIO ROLIM AMARO

/s/ JOÃO FRANCISCO AMARO
JOÃO FRANCISCO AMARO

Schedule 1.12

Conditions to Subscription

(i) Governmental Consents. Since the Commencement Date, none of the consents, approvals, authorizations or other actions or non-actions required to be received or obtained from any Governmental Entity in order to commence or consummate the Exchange Offer, the Mergers or the other transactions contemplated by this Agreement or in connection therewith and that were conditions to the commencement of the Exchange Offer shall have been revoked or amended, modified or supplemented subsequent to the Commencement Date in any way that could reasonably be expected to materially impede or interfere with, delay, postpone or materially and adversely affect the consummation of the transactions contemplated by this Agreement.

(ii) No Injunctions or Restraints. Since the Commencement Date, no court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order or taken any other action (whether temporary, preliminary or permanent) that is in effect and (i) makes illegal, restrains, enjoins or otherwise prohibits the commencement of the Exchange Offer or the consummation of the Exchange Offer, the Mergers or the other transactions contemplated by this Agreement and the Implementation Agreement on the terms contemplated hereby and thereby or (ii) limits or impairs the ability of LAN, the TAM Direct Controlling Shareholder, TEP Chile and/or the Amaro Family to jointly (A) own or operate all or any material portion of the assets of TAM and its Subsidiaries or (B) exercise full ownership rights with respect to equity interests in Holdco 1, TAM and its Subsidiaries in a manner consistent with the terms of the LATAM-TEP Shareholders Agreement, the Holdco 1 Shareholders Agreement and the TAM Shareholders Agreement (collectively, “Restraining Orders”).

(iii) No Litigation. No Action commenced since the Commencement Date by any Governmental Entity or other Person seeking (i) a Restraining Order or (ii) to limit or impair the ability of LAN and the Amaro Family to jointly (A) own or operate all or any material portion of the assets of TAM and its Subsidiaries or (B) exercise all the rights and receive all the benefits of full ownership of each of Holdco 1, TAM and its Subsidiaries in a manner consistent with the terms of the LATAM-TEP Shareholders Agreement, the Holdco 1 Shareholders Agreement and the TAM Shareholders Agreement other than any such Action by any Person other than a Governmental Entity that could not reasonably be expected to succeed on its merits, shall remain pending.

(iv) Business Continuity. None of the following actions, events or circumstances shall have occurred after the Commencement Date (or prior thereto if no executive officer of TAM had actual knowledge of any such action, event or circumstance as of the Commencement Date) that, individually or in the aggregate, have had an adverse effect on the businesses, revenues, operations or financial condition of LAN and its Subsidiaries in any material respect:

(A) Any change in, or termination of, any Licenses that are currently held by LAN or any of its Subsidiaries and used to conduct air domestic or international cargo or passenger transport services or any such Governmental Entity or other Person shall have threatened or taken any action seeking any such change or termination;

(B) Any loss of 10% or more of the total takeoff and landing scheduled operations of LAN and its Subsidiaries to operate at any of the following airports: Arturo Merino Benitez International Airport of Santiago de Chile and the Jorge Chavez International Airport of Lima, Perú;

(C) Any loss of 15% or more of the permits or air traffic rights held by LAN and its Subsidiaries to operate to the United States of America;

(D) Any termination or expiration of any aeronautical insurance policy that currently covers LAN or any of its Subsidiaries unless such policy is reinstated or replaced by a substantially equivalent policy within 24 hours of such termination or expiration;

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(E) Any initiation of any inquiry or investigation of LAN or any of its Subsidiaries by any Airline Regulatory Entity relating to safety issues that could be expected to result in the total or partial revocation of any License currently held by LAN or any of its Subsidiaries or to be detrimental to the public image of LAN;

(F) Any event that occurs at Arturo Merino Benitez International Airport of Santiago de Chile or the Jorge Chavez International Airport of Lima, Perú and that (1) prevents LAN and its Subsidiaries from operating at least 50% of their normally scheduled flights from such airport during the period from the date on which such event occurs to the expiration of the Exchange Offer or (2) if such period is less than 30 days, could be expected to prevent such percentage of such flights during the 30-day period commencing on the date on which such event occurs;

(G) Any inability of Chile or Perú to adequately and safely control its airspace through its air traffic control system that (1) prevents LAN and its Subsidiaries from being able to conduct their normal operations during the period through the expiration of the Exchange Offer or (2) if such period is less than 30 days, could be expected to prevent such normal operations for a period of at least 30 days;

(H) Any aircraft accident that involves any loss of life or the total loss of any aircraft;

(I) Any issuance of any Law or Order:

(1) fixing or otherwise regulating international passenger airline fares affecting 15% or more of the revenues of the international operations of LAN and its Subsidiaries;

(2) challenging, restricting, limiting or impairing the ability of Holdco 2 to make or consummate the Exchange Offer; LAN to consummate the Mergers; Holdco 2, LAN or Holdco 1 to own, hold or exercise the rights inherent in TAM Stock; or LAN and the TAM Direct Controlling Shareholder, TEP Chile and/or the Amaro Family to jointly own or operate all or any material portion of the assets of TAM and its Subsidiaries or exercise all the rights and receive all the benefits of full ownership of each of Holdco 1, TAM and its Subsidiaries in a manner consistent with the terms of the LATAM-TEP Shareholders Agreement, the Holdco 1 Shareholders Agreement and the TAM Shareholders Agreement;

(3) providing for any expropriation or confiscation of any assets of LAN or any of its Subsidiaries or limiting the ability of LAN or any of its Subsidiaries to freely dispose of any of their assets;

(4) suspending, restricting or limiting the ability to engage in currency exchange transactions in Chile or by Chilean corporations or residents or changing the current regulations relating to the transfer of funds into or out of Chile; or

(5) changing the current regulations applicable to the capital markets in Brazil or Chile or increasing any taxes or tax rates that adversely impacts the shareholders who tender into, or the consummation by Holdco 2 of, the Exchange Offer;

(J) Any natural disaster or similar event that causes damage to any infrastructure or airspace used by, or any industry affecting, LAN or any of its Subsidiaries or any assets used by LAN or any of its Subsidiaries in the ordinary course of business; or

(K) Any other event that (1) prevents LAN and its Subsidiaries from operating at least 50% of their regularly scheduled flights during the period from the date on which such event occurs to the expiration of the Exchange Offer or (2) if such period is less than 30 days, could be expected to prevent such percentage of such flights during the 30-day period commencing on the date on which such event occurs.

(v) No Default Under Relevant Agreements. Since the Commencement Date, there shall not have occurred any default in the performance or breach, or any event that with notice, lapse of time or both would result in such

-E-3-2-

a default or breach, by LAN or any of its Subsidiaries contained in any Contract to which any of them is a party under which the aggregate consideration provided or received, or to be provided or received, is greater than US$10,000,000 that continues to exist, in each case after giving effect to any waivers granted by any other party to such Contract and regardless of whether or not any event of default, acceleration or other enforcement action shall have been declared or taken by any such other party.

(vi) No Market Disruptions. Since the Commencement Date, there shall have been no (i) general suspension of, or limitation on trading in securities on, the SSE, the Bovespa or the NYSE (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index), (ii) declaration of a banking moratorium or any suspension of payments in respect of banks in Chile, the European Union or the United States, or (iii) commencement of a war or armed hostilities or airline industry events, which, in the case of clauses (ii) and (iii), could reasonably be expected to have a LAN Material Adverse Effect.

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Annex F

January 12, 2012

By Facsimile

TAM S.A.

Av. Jurandir, 856, Lote 4

04072-000

Sao Paulo – SP, Brasil

Attention: Marco Antonio Bologna

Turci Advogados

Rua Dr. Renato Paes de Barros, 778

-1° andar – cj.12

04530-0001

São Paulo – SP, Brasil

Attention: Flávia Turci

Re: Amendment to Shareholders Agreements

Mr. Bologna and Ms. Turci:

We make reference to that certain Implementation Agreement, dated as of January 18, 2011, among Lan Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., Noemy Almeida Oliveira Amaro, Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro and João Francisco Amaro, and TAM Empreendimentos E Participações S.A., as amended (the “Implementation Agreement”) and to that certain Exchange Offer Agreement, dated as of January 18, 2011, among Lan Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreendimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (the “Exchange Offer Agreement”). Capitalized terms used herein but not defined herein shall have the meaning given to such terms in the Implementation Agreement or the Exchange Offer Agreement, as applicable.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby acknowledge and agree as follows:

1.	In accordance with Section 4.03 of the Implementation Agreement, Section 4.01(b)(i) of the Implementation Agreement is hereby amended as of the date of this letter to delete “December 30, 2011” and replace it with “June 30, 2012.”

2.	In accordance with Section 8.03 of the Exchange Offer Agreement, Section 8.01(a)(i) of the Exchange Offer Agreement is hereby amended as of the date of this letter to delete “December 31, 2011” and replace it with “June 30, 2012,” and to delete the following clause in its entirety:

“provided, however, that if the condition set forth in Section 6.01(b) shall not have been satisfied on or before December 31, 2011 and/or the condition set forth in Section 6.01(d) is not satisfied on December 31, 2011, then, if all other conditions to commencement of the Exchange Offer (other than conditions that by their nature are to be satisfied at the Pre-Commencement Closing) set forth in Article VI shall have been satisfied the Outside Date may be extended until June 30, 2012 at the election of the Amaro Family or LAN by written notice to the other party;”

3.	This letter amends the Implementation Agreement and the Exchange Offer Agreement effective as of the date of this letter with respect to the subject matter hereof. Except for that expressly provided herein, this letter shall not, and is not intended to, amend, modify or otherwise alter the terms and conditions of the Implementation Agreement or of the Exchange Offer Agreement in any respect.

4.	On or after the date of this letter, each reference in the Implementation Agreement to “this Agreement,” “hereof,” “hereunder,” or words of similar import referring to the Implementation Agreement shall mean and be a reference to the Implementation Agreement, as amended hereby.

5.	On or after the date of this letter, each reference in the Exchange Offer Agreement to “this Agreement,” “hereof,” “hereunder,” or words of similar import referring to the Exchange Offer Agreement shall mean and be a reference to the Exchange Offer Agreement, as amended hereby.

6.	The Implementation Agreement and the Exchange Offer Agreement, as specifically amended hereby, are and shall continue to be in full force and effect.

7.	Sections 5.03 and 5.05 through 5.14 of the Implementation Agreement apply to and are hereby incorporated by reference to this letter, mutatis mutandis.

8.	Sections 9.03 and 9.05 through 9.15 of the Exchange Offer Agreement apply to and are hereby incorporated by reference to this letter, mutatis mutandis.

Sincerely,

/s/ Enrique Cueto Plaza	/s/ Juan José Cueto
Name: Enrique Cueto Plaza	Name: Juan José Cueto
Title: Chief Executive Officer	Title: Attorney-in-fact

/s/ Roberto Alvo Milosawlewitsch
Name: Roberto Alvo Milosawlewitsch Title: Senior Vice President – Strategic Planning and Corporate Development	On behalf of Inversiones Mineras del Cantábrico S.A.

/s/ Juan José Cueto
Name: Juan José Cueto
Title: Attorney-in-fact

On behalf of Costa Verde Aeronáutica S.A.

Please indicate your agreement as of the date first written above with respect to the matters addressed above by executing a copy of this letter in the place indicated below.

Agreed and confirmed:

/s/ Libano Miranda Borroso
Name: Libano Miranda Barroso
Title: President, TAM S.A.

/s/ Marco Antonio Bologna
Name: Marco Antonio Bologna
Title: Chief Executive Officer, TAM S.A.

On behalf of TAM S.A.

/s/ Maria Cláudia Oliveira Amaro
Name: Maria Cláudia Oliveira Amaro
Title: Director

On behalf of TAM Empreendimentos E Participações S.A.

/s/ Noemy Almedia Oliveira Amaro
Noemy Almedia Oliveira Amaro

/s/ Maria Cláudia Oliveira Amaro
Maria Cláudia Oliveira Amaro

/s/ Maurício Rolim Amaro
Maurício Rolim Amaro

/s/ João Francisco Amaro
João Francisco Amaro

Cc:	Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019

Attention: Sarah Jones
Anand Saha

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
United States of America

Attention: Sergio Galvis
Duncan McCurrach

Annex G

April 25, 2012

AMENDMENT

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned, who are all of the parties to the Implementation Agreement, dated as of January 18, 2011 and as amended on January 12, 2012 (the “Implementation Agreement”), and the Exchange Offer Agreement, dated as of January 18, 2011 and as amended on January 12, 2012 (the “Exchange Offer Agreement”), hereby amend the Implementation Agreement and Exchange Offer Agreement as set forth below in accordance with the requirements of Section 4.03 of the Implementation Agreement and Section 8.03 of the Exchange Offer Agreement and notwithstanding anything else to the contrary in such agreements.

1.	Section 1.09(b) of the Implementation Agreement is amended to extent necessary so that it is consistent with the description set forth in the section of the offer to exchange/prospectus included in Amendment No. 5 to the Registration Statement on Form F-4 (Registration No. 333-177984) (the “Offer to Exchange”) entitled “The Transaction Agreements – Special Meeting of TAM Shareholders”.

2.	Section 1.06 of the Exchange Offer Agreement is amended to change the number “30” therein to the number “3”.

3.	Sections 1.12 and 1.13 of the Implementation Agreement and Section 5.04(b) of the Exchange Offer Agreement are amended to the extent necessary so that they are consistent with the description set forth in the section of the Offer to Exchange entitled “The Transaction Agreements – Actions on the Auction Date; Completion of the Exchange Offer”.

4.	The fifth, sixth and seventh sentences of Section 1.15(a) of the Implementation Agreement are amended to the extent necessary so that they are consistent with the description set forth in the section of the Offer to Exchange entitled “The Transaction Agreements – The Mergers; Directors and Officers; By-laws – Holdco II Merger”.

5.	The first two sentences of Section 1.17 of the Implementation Agreement are amended to the extent necessary so that they are consistent with the description set forth in the section of the Offer to Exchange entitled “The Transaction Agreements – Statutory Squeeze-Out”.

6.	Section 2.05 of the Implementation Agreement is amended to the extent necessary so that it is consistent with the description set forth in the section of the Offer to Exchange entitled “The Transaction Agreements – Effects of the Mergers – Fractional Shares”.

7.	The first sentence of Section 7.02 of the Exchange Offer Agreement is amended to expressly provide that the Delisting Condition cannot be waived by Holdco II, LAN or the Amaro Family individually or in any combination.

8.	Section 7.02(c) of the Exchange Offer Agreement is amended to the extent necessary so that it is consistent with the description set forth in the second bullet point (and the sub-bullet points thereunder) in the section of the Offer to Exchange entitled “The Transaction Agreements – Conditions to Completion of the Exchange Offer – Mutual Conditions to Completion of the Exchange Offer”.

9.	Section 7.03(a) of the Exchange Offer Agreement is hereby amended to the extent necessary so that it is consistent with the description set forth in the second bullet point in the section of the Offer to Exchange entitled “The Transaction Agreements – Conditions to Completion of the Exchange Offer – LAN Conditions to Completion of the Exchange Offer”.

This Amendment amends the Implementation Agreement and the Exchange Offer Agreement as of April 25, 2012 solely to the extent described above and does not, and is not intended to, amend, modify or otherwise alter the terms and conditions of the Implementation Agreement or the Exchange Offer Agreement in any other respect. The Implementation Agreement and the Exchange Offer Agreement shall continue in full force and effect as amended by this Amendment.

This Amendment may be executed in one or more counterparts (including by facsimile), each of which shall be considered an original instrument and all of which shall together constitute the same agreement. This Amendment shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law principles thereof; provided however, that notwithstanding the foregoing the authorization and execution of this Amendment by any party that is not an individual shall be governed by the laws of its jurisdiction of incorporation.

/s/ Enrique Cueto Plaza	/s/ Juan José Cueto
Name: Enrique Cueto Plaza Title: Chief Executive Officer	Name: Juan José Cueto Title: Attorney-in-Fact

On behalf of Lan Airlines S.A.	On behalf of Inversiones Mineras del Cantábrico S.A.

/s/ Roberto Alvo Milosawlewitsch
Name: Roberto Alvo Milosawlewitsch Title: Senior Vice President—Strategic Planning and Corporate Development

On behalf of Costa Verde Aeronáutica S.A.

/s/ Juan José Cueto
Name: Juan José Cueto
Title: Attorney-in-Fact

On behalf of TAM S.A.

/s/ Maria Cláudia Oliveira Amaro
Name: Maria Cláudia Oliveira Amaro
Title: Director

On behalf of TAM Empreendimentos E Participações S.A.

/s/ Noemy Almeida Oliveira Amaro
Noemy Almeida Oliveira Amaro

/s/ Maria Cláudia Oliveira Amaro
Maria Cláudia Oliveira Amaro

/s/ Maurício Rolim Amaro
Maurício Rolim Amaro

/s/ João Francisco Amaro
João Francisco Amaro

Annex H

SHAREHOLDERS AGREEMENT

Among

COSTA VERDE AERONÁUTICA S.A.,

INVERSIONES MINERAS DEL CANTÁBRICO S.A.

and

TEP CHILE S.A.

Dated as of January 25th, 2012

-H-i-

INDEX OF DEFINED TERMS

Page
Acceptance Notice	H-12
Adverse Effect	H-8
Affiliate	H-14
Affiliate Transfer	H-10
Agreed Courts	H-19
Agreed Issues	H-19
Agreement	H-1
Amaro Family	H-1
beneficial ownership	H-14
Block Sale	H-7
Board Pre-Meeting	H-4
business day	H-14
By-laws	H-14
Chilean Corporate Law	H-4
Convertible Securities	H-14
CVA	H-1
Dividend Rights	H-15
Effective Time	H-3
Equity Securities	H-15
Exchange Act	H-15
Exchange Offer	H-1
Exchange Offer Agreement	H-1
Forced Vote Sale	H-9
Forced Vote Sale Period	H-9
Full Ownership Trigger Date	H-8
Governmental Entity	H-15
Holdco I	H-1
Holdco I Non-Voting Stock	H-15
Holdco I Shareholders Agreement	H-2
Holdco I Voting Stock	H-15
IMDC	H-1
Implementation Agreement	H-1
Institutional Lender	H-15
LATAM	H-1
LATAM Board	H-3
LATAM Common Stock	H-1
LATAM Controlling Shareholder Directed Action	H-6

LATAM Controlling Shareholder Directors	H-3

Page
LATAM Controlling Shareholders	H-1
LATAM-TEP Shareholders Agreement	H-2
Law	H-15
Limited Voting Rights	H-15
Mediation Period	H-5
Mergers	H-1
Non-Selling Shareholder	H-11
Offer Notice	H-11
Offer Period	H-12
Order	H-16
Ownership Control Sale	H-8
Partial Sale	H-7
Person	H-16
Prohibited Transfer	H-13
Proposed Purchase Price	H-12
Purchaser	H-12
Release Event	H-9
Restricted Common Stock	H-16
Restricted Shares	H-16
ROFO Right	H-12
Sale Period	H-12
Second Meeting Date	H-9
Selling Shareholder	H-11
Shareholder Pre-Meeting	H-4
Shareholders	H-1
Shareholders	H-16
Shareholders Agreements	H-2
Subject Securities	H-12
Subject Shares	H-3
Subsidiary	H-16
Supermajority Action	H-4
TAM	H-1
TAM Shareholders Agreement	H-2
Tenth Anniversary	H-7
TEP	H-1
TEP Directors	H-3
Third Anniversary	H-7
Transfer	H-6
Voting Securities	H-16
Whole Block Sale	H-11

-H-ii-

SHAREHOLDERS AGREEMENT, dated as of January 25th, 2012 (this “Agreement”), among COSTA VERDE AERONÁUTICA S.A., a company organized under the Law of Chile (“CVA”), INVERSIONES MINERAS DEL CANTÁBRICO S.A., a company organized under the Law of Chile (“IMDC,” and together with CVA, the “LATAM Controlling Shareholders”), and TEP CHILE S.A., a company organized under the Law of Chile (“TEP,” and together with the LATAM Controlling Shareholders, the “Shareholders”).

W I T N E S S E T H

WHEREAS, as of the date of this Agreement Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (the “Amaro Family”) collectively own 100% of the outstanding shares of TEP;

WHEREAS, the LATAM Controlling Shareholders are the controlling shareholders of LATAM Airlines S.A., a company organized under the Law of Chile (“LATAM”), and currently collectively own 115,399,502 shares of the common stock, no par value (the “LATAM Common Stock”), of LATAM;

WHEREAS, as of the date of this Agreement the Amaro Family are the controlling shareholders of TAM S.A., a company organized under the Law of Brazil (“TAM”), and currently own ordinary shares and preferred shares of TAM representing 85.3736% of the total voting power of the capital stock of TAM currently issued and outstanding;

WHEREAS, LATAM, TAM, the LATAM Controlling Shareholders, TAM Empreendimentos e Participações S.A., a company organized under the Law of Brazil, and the Amaro Family have entered into an Implementation Agreement, dated as of January 18, 2011, as amended (the “Implementation Agreement”), and an Exchange Offer Agreement, dated as of January 18, 2011, as amended (the “Exchange Offer Agreement”), pursuant to which the outstanding shares of capital stock of TAM will be acquired by LATAM and Holdco I S.A., a newly formed company to be organized under the Law of Chile (“Holdco I”), pursuant to the contribution transaction, the delisting exchange offer (the “Exchange Offer”) and the mergers described therein (the “Mergers”) in exchange for shares of LATAM Common Stock;

WHEREAS, after the Mergers, TEP will own at least 80% of the Holdco I Voting Stock and LATAM will own 100% of the Holdco I Non-Voting Stock, no more than 20% of the Holdco I Voting Stock and 100% of the preferred shares of TAM;

WHEREAS, immediately following the consummation of the transactions contemplated by the Implementation Agreement and the Exchange Offer Agreement and assuming (only for purposes of calculating the ownership percentages set forth therein) (i) none of the holders of the outstanding shares of LATAM Common Stock exercise their appraisal rights (derecho a retiro) under the Law of Chile in respect of the Mergers, (ii) all TAM shareholders other than TEP fully participate in the Exchange Offer and (iii) the only shares of LATAM Common Stock and shares of TAM that will be outstanding after such consummation are the shares issued in Mergers and the shares which are subscribed and fully paid for as of the date of the Implementation Agreement (which excludes any shares issuable upon future exercises of stock options) and, the ownership structure of LATAM, Holdco I, TAM and their Subsidiaries will be as set forth in Exhibit A hereto;

WHEREAS, the LATAM Controlling Shareholders, as the continuing controlling shareholders of LATAM under the Law of Chile, desire to make the concessions to TEP and the Amaro Family provided herein, and the LATAM Controlling Shareholders and TEP desire to enter into this Agreement to set forth their agreements with respect to the governance of LATAM, the voting of their shares of LATAM Common Stock, the sale and transfer of their Restricted Shares and certain other matters;

WHEREAS, concurrently with the execution and delivery of this Agreement, LATAM, TEP, TAM and Holdco I are entering into a shareholders agreement, dated the date hereof (the “TAM Shareholders Agreement”), to set forth their agreement with respect to the governance, management and operation of TAM and its Subsidiaries;

WHEREAS, concurrently with the execution and delivery of this Agreement, LATAM, TEP and Holdco I are entering into a shareholders agreement, dated the date hereof (the “Holdco I Shareholders Agreement”), to set forth their agreement with respect to the governance, management and operation of Holdco I;

WHEREAS, concurrently with the execution and delivery of this Agreement, LATAM and TEP are entering into a shareholders agreement, dated the date hereof (the “LATAM-TEP Shareholders Agreement,” and together with this Agreement, the TAM Shareholders Agreement and the Holdco I Shareholders Agreement, the “Shareholders Agreements”), to set forth their agreement with respect to the governance, management and operation of, and the relationship among, LATAM, Holdco I, TAM and their respective Subsidiaries; and

WHEREAS, the execution and delivery of this Agreement and the other Shareholders Agreements are conditions to the commencement of the Exchange Offer and consummation of the Mergers.

NOW, THEREFORE, in consideration of the representations and warranties, covenants and agreements contained herein and in the Implementation Agreement and the Exchange Offer Agreement and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Shareholders hereby agree as follows:

ARTICLE I

SCOPE OF AGREEMENT

SECTION 1.01 Scope of Agreement. The Shareholders desire to set forth in this Agreement certain terms and conditions upon which they have agreed to hold their Restricted Shares and their agreements with respect to the governance, control and operation of LATAM, Holdco I, TAM and their respective Subsidiaries. All actions required to be taken or performed under this Agreement shall be taken or performed in accordance with applicable Law. The Shareholders agree that the specific provisions of this Agreement shall not be limited by any inconsistent or conflicting provisions of the By-laws and accordingly, as between parties, such specific provisions shall prevail over such provisions of the By-laws.

SECTION 1.02 Effectiveness. This Agreement shall become effective only if, and at that time at which, Holdco I becomes a holder of at least 80% of the outstanding ordinary shares of TAM (the “Effective Time”).

ARTICLE II

GOVERNANCE

SECTION 2.01 Composition of the LATAM Board. (a) The LATAM Controlling Shareholders and TEP each agree to exercise or cause to be exercised all voting rights in respect of all shares of LATAM Common Stock beneficially owned by it (as to each Shareholder at any time, its “Subject Shares”), and to use its commercially reasonable efforts to cause the LATAM Controlling Shareholder Directors (in the case of the LATAM Controlling Shareholders) or the TEP Directors (in the case of TEP) to take all actions within their power that are necessary or appropriate to:

(i) in the case of TEP, assist in the removal and replacement of the directors elected to the board of directors of LATAM (the “LATAM Board”) by the LATAM Controlling Shareholders through the vote of their Subject Shares (the “LATAM Controlling Shareholder Directors”);

(ii) in the case of the LATAM Controlling Shareholders, assist in the removal and replacement of the director(s) elected to the LATAM Board by TEP through the vote of its Subject Shares and, if applicable, the director elected to the LATAM Board by the vote of the LATAM Controlling Shareholders pursuant to Section 2.01(b) (the “TEP Directors”);

(iii) maintain the size of the LATAM Board at a total of nine directors; and

(iv) maintain the quorum required for action by the LATAM Board at a majority of the total number of directors of the LATAM Board.

(b) Until such time as TEP consummates any Partial Sale, unless TEP beneficially owns enough shares of LATAM Common Stock to elect two directors to the LATAM Board by voting such shares, the LATAM Controlling Shareholders agree to vote their Subject Shares for the election to the LATAM Board of any individual designated by TEP in a written notice delivered to the LATAM Controlling Shareholders no later than thirty days prior to the relevant election date.

(c) Until the Full Ownership Trigger Date, TEP will take all necessary action to ensure that at all times when any individual is a TEP Director, such individual will also be a member of the board of directors of each of Holdco I and TAM.

SECTION 2.02 Meetings of the LATAM Board. Prior to each meeting of the LATAM Board, the LATAM Controlling Shareholders and TEP shall convene a meeting (each, a “Board Pre-Meeting”) to consult with each other and use their good faith efforts to reach agreement on all matters to come before the LATAM Board at such meeting (including the matters set forth in Article 56 of the Chilean Corporations Act (the “Chilean Corporate Law”) No. 18.046) other than any action that would require the approval of two-thirds of the shareholders of LATAM under Article 67 of the Chilean Corporate Law (each, a “Supermajority Action”) and shall record their agreement, if any, on each such matter in the minutes of such Board Pre-Meeting. Unless otherwise agreed between the LATAM Controlling Shareholders and TEP, each Board Pre-Meeting shall be held on the third business day prior to any regular meeting of the LATAM Board and on the business day prior to any special meeting of the LATAM Board. If the LATAM Controlling Shareholders and TEP cannot reach agreement on any such matter prior to such meeting of the LATAM Board, then such matter shall be resolved by the LATAM Board at such meeting. Nothing in this Section 2.02 shall be construed to prevent the LATAM Controlling Shareholder Directors or the TEP Directors from participating in any meeting of the LATAM Board or voting or participating in any such meeting.

SECTION 2.03 Shareholder Votes on Non-Supermajority Actions. Prior to each meeting of the shareholders of LATAM, the LATAM Controlling Shareholders and TEP shall convene a meeting (each, a “Shareholder Pre-Meeting”) to discuss and agree upon all matters to be submitted to a vote of the shareholders of LATAM other than any Supermajority Action and shall record their agreement, if any, on any such matter in the minutes of such Shareholder Pre-Meeting. At each meeting of the shareholders of LATAM, each of the LATAM Controlling Shareholders and TEP shall vote or cause to be voted all of their Subject Shares in the same manner as a block on all matters submitted to a vote of the shareholders of LATAM other than a Supermajority Action and in favor of any such matter that has been approved by the LATAM Controlling Shareholder Directors and the TEP Directors (if any) or, in the absence of such approval, in accordance with the proposal of the LATAM Board to the shareholders of LATAM (without regard to the views or positions of the LATAM Controlling Shareholder Directors or any TEP Directors). Unless otherwise agreed between the Shareholders, each Shareholder Pre-Meeting shall be held on the third business day prior to any regular meeting of the shareholders of LATAM and on the business day prior to any special meeting of the shareholders of LATAM. If any shareholder of LATAM other than any Shareholder requests that any matter other than a Supermajority Action be submitted to a vote of the shareholders of LATAM at any meeting of the shareholders of LATAM, then the LATAM Controlling Shareholders shall cause the LATAM Controlling Shareholder Directors, and TEP shall cause the TEP Directors, to request that the LATAM Board consider such matter and make a proposal to the shareholders of LATAM with respect to such matter prior to such shareholder meeting.

SECTION 2.04 Supermajority Matters. The LATAM Controlling Shareholders and TEP shall not vote on or take any action, and shall instruct the LATAM Controlling Shareholder Directors, in the case of the LATAM Controlling Shareholders, and the TEP Directors, in the case of TEP, not to vote on or take any action, in respect of any Supermajority Action except in compliance with this Section 2.04. With respect to any proposed

Supermajority Action, each of the LATAM Controlling Shareholders and TEP shall consult with each other, shall give due consideration to all views expressed by the other with respect to such Supermajority Action and shall use their good faith efforts to agree upon whether or not to approve any such Supermajority Action. If, notwithstanding the foregoing, the LATAM Controlling Shareholders and TEP cannot reach an agreement with respect to such Supermajority Action, then the LATAM Controlling Shareholders, on the one hand, and TEP, on the other hand, will each appoint a senior representative thereof who will negotiate in good faith with the senior representative appointed by the other for a period of 30 days, which initial period may be extended for one additional 30-day period by either the LATAM Controlling Shareholders or TEP by delivering a written notice to the other (such period, as it may be extended or shortened pursuant to this Section 2.04 or by mutual agreement of the Shareholders, the “Mediation Period”). If a special meeting of the shareholders of LATAM has been called to vote on a Supermajority Action other than as a result of any action by a Shareholder or any LATAM Controlling Shareholder Director or TEP Director, the LATAM Controlling Shareholders shall cause the LATAM Controlling Shareholder Directors, and TEP shall cause the TEP Directors, to try to convince the LATAM Board to call such meeting of shareholders of LATAM so that there will be sufficient time for a thirty-day Mediation Period prior to such shareholders meeting unless such directors’ fiduciary duties require that such shareholders meeting be held earlier. Notwithstanding the foregoing, if a special meeting of the shareholders of LATAM has been called to vote on a Supermajority Action other than as a result of any action by a Shareholder or any LATAM Controlling Shareholder Director or TEP Director and such special meeting will occur prior to the date when the Mediation Period would otherwise end, then the Mediation Period shall end on the second business day prior to the date on which such special meeting will be held. During the Mediation Period the senior representatives selected by the LATAM Controlling Shareholders and TEP shall meet with a mediator jointly selected by them, together with any relevant experts and advisors that they agree to retain and include in the mediation process, in an attempt to resolve their disagreement with respect to such Supermajority Action. The fees and expenses of each mediator, expert or advisor shall be shared equally between the LATAM Controlling Shareholders, on the one hand, and TEP, on the other hand. Each senior representative shall give due consideration to the positions, views and arguments of the other senior representative and shall negotiate in good faith with the other senior representative in an attempt to reach a mutually acceptable position or alternative with respect to such Supermajority Action. If the Shareholders’ disagreement with respect to such Supermajority Action remains unresolved after the Mediation Period, then each of the LATAM Controlling Shareholders and TEP will vote or cause to be voted all of their Subject Shares with respect to such Supermajority Action as directed by the LATAM Controlling Shareholders to TEP in writing prior to the relevant shareholder meeting (each, a “LATAM Controlling Shareholder Directed Action”). The LATAM Controlling Shareholders will vote or cause to be voted all of their Subject Shares to approve, and will cause the LATAM Controlling Shareholder Directors to approve and implement, and TEP will vote or cause to be voted all of its Subject Shares to approve, and will cause the TEP Directors to approve and implement, each Supermajority Action that has been approved by agreement of the LATAM Controlling Shareholders and TEP or, in the case of a LATAM Controlling Shareholder Directed Action, as directed by the LATAM Controlling Shareholders. Unless otherwise agreed between the Shareholders, no Shareholder will vote or cause to be voted any of its Subject Shares to approve any amendment to the By-laws that would require any action, other than any Supermajority Action, to be approved by the holders of shares constituting more than a simple majority of the issued and outstanding shares of LATAM Common Stock at a duly called meeting of the shareholders of LATAM at which a quorum is present and acting throughout.

ARTICLE III

TRANSFER RESTRICTIONS

SECTION 3.01 Restrictions on Transfers. No Shareholder will, or will permit any of its Affiliates (including the ultimate beneficial owners of such Shareholder) to, directly or indirectly, by operation of law or otherwise, sell, exchange, transfer, convey, assign, mortgage, pledge, encumber or otherwise dispose of any direct or indirect interest in, or beneficial ownership of (each, a “Transfer”), all or any portion of such Shareholder’s

Restricted Shares to any Person except in compliance with this Article III. The LATAM Controlling Shareholders and TEP each shall have the right, exercisable at any time or from time to time by written notice delivered to the other Shareholder(s), to exempt from the provisions of this Article III all or any portion of its Exempted Shares. Except pursuant to Section 3.04 or as otherwise expressly provided herein, prior to the Third Anniversary, no Shareholder will, or will permit any of its Affiliates (including the ultimate beneficial owners of such Shareholder) to, directly or indirectly, Transfer all or any portion of its Restricted Shares to any Person, unless the other Shareholder(s) has or have given its or prior written consent to such Transfer. On and after the Third Anniversary, the Shareholders shall have the right to Transfer, or to permit any of its Affiliates (including the ultimate beneficial owners of such Shareholder) to Transfer, their Restricted Shares only pursuant to and in compliance with the terms of Sections 3.02, 3.03 and 3.04. Any Transfer made other than in compliance with the terms of this Article III shall be null and void and of no force or effect. The Shareholders shall be entitled to specific performance (to the extent permitted by applicable Law) of their rights under this Article III, in addition to any other legal and equitable remedies to which they may be entitled under applicable Law.

SECTION 3.02 TEP Permitted Transfers.

(a) Sales Prior to the Tenth Anniversary. On and after the third anniversary of the Effective Time (the “Third Anniversary”) and prior to the tenth anniversary of the Effective Time (the “Tenth Anniversary”), TEP shall have the right to sell or transfer its shares of Restricted Common Stock to any Person (each, a “Partial Sale”) if (but only if) such Partial Sale complies with all of the requirements set forth in this Section 3.02(a).

(i) No Partial Sale shall be permitted if the number of shares of Restricted Common Stock of TEP immediately after such Partial Sale would be less than 10% of the total number of shares of LATAM Common Stock then issued and outstanding.

(ii) Each Partial Sale shall be subject to the rights of first offer pursuant to Section 3.05.

(iii) No Partial Sale of more than 2% of the total number of shares of LATAM Common Stock then issued and outstanding shall be permitted.

(iv) No Partial Sale shall be permitted if TEP has sold or transferred any of its shares of Restricted Common Stock in the twelve-month period ending on the date on which such Partial Sale would otherwise be consummated.

(b) Partial Sales After the Tenth Anniversary. On and after the Tenth Anniversary, TEP shall have the right to make a Partial Sale if (but only if) such Partial Sale complies with all of the requirements set forth in this Section 3.02(b).

(i) No Partial Sale shall be permitted if the number of shares of Restricted Common Stock of TEP immediately after such Partial Sale would be less than 5% of the total number of shares of LATAM Common Stock then issued and outstanding.

(ii) Each Partial Sale shall be subject to the rights of first offer pursuant to Section 3.05.

(iii) No Partial Sale shall be permitted if TEP has sold or transferred any of its shares of Restricted Common Stock in the twelve-month period ending on the date on which such Partial Sale would otherwise be consummated.

(c) Block Shares Sales. (i) On and after the Tenth Anniversary and prior to the Full Ownership Trigger Date, TEP may sell or transfer all (but not less than all) of its Restricted Shares (other than any shares of Restricted Common Stock of TEP that could be sold in the future pursuant to Section 3.02(b)) to any Person in a single block sale (a “Block Sale”) if (but only if) such Block Sale complies with all of the requirements set forth in this Section 3.02(c)(i).

(A) A Block Sale must include all of the shares of Holdco I Voting Stock beneficially owned by TEP.

(B) Prior to a Block Sale, the Person to whom such Restricted Shares are to be sold or transferred shall have been approved by a resolution duly adopted by the LATAM Board as a buyer of the shares of Holdco I Voting Stock beneficially owned by TEP; it being agreed that the LATAM Board shall grant such approval without unreasonable delay unless it has a bona fide business objection to such Person being the transferee of such shares or if a Transfer of such shares to such Person would, in the reasonable determination of the LATAM Board, be inconsistent with applicable Law in Brazil.

(C) No Block Sale shall be permitted if it would have a material adverse effect on the ability of (x) LATAM or Holdco I to own, or to receive the full benefits of ownership of, TAM and its Subsidiaries or (y) TAM or its Subsidiaries to operate their airline businesses worldwide (each, an “Adverse Effect”).

(D) A Block Sale shall be subject to the rights of first offer pursuant to Section 3.05.

The LATAM Controlling Shareholders agree for the benefit of LATAM (who shall be a third-party beneficiary of this sentence) that if they acquire any shares of Holdco I Voting Stock pursuant to Section 3.05 in connection with a Block Sale, then they will transfer such shares to LATAM or to any nominee of LATAM immediately following the sale or transfer of such shares to them by TEP for the same consideration as the LATAM Controlling Shareholders paid to TEP in respect of such shares.

(ii) On and after the Tenth Anniversary and after the first date on which LATAM would be permitted under applicable Law in Brazil and other applicable Law to fully convert all of the shares of Holdco I Non-Voting Stock beneficially owned by LATAM and its Affiliates into shares of Holdco I Voting Stock and such conversion would not have any Adverse Effect (the “Full Ownership Trigger Date”), then TEP may sell or transfer all or any portion of its shares of Restricted Common Stock (each, an “Ownership Control Sale”) if (but only if) such Ownership Control Sale complies with all of the requirements set forth in this Section 3.02(c)(ii).

(A) No Ownership Control Sale shall include any shares of Holdco I Voting Stock beneficially owned by TEP.

(B) Each Ownership Control Sale shall be subject to the rights of first offer pursuant to Section 3.05.

(C) No Ownership Control Sale shall be permitted if TEP has sold or transferred any shares of Restricted Common Stock in the twelve-month period ending on the date on which such Ownership Control Sale would otherwise be consummated.

(d) Forced Vote Sales. On and after the Third Anniversary, if during any twenty-four month period TEP is required to vote its Subject Shares with respect to one or more LATAM Controlling Shareholder Directed Actions at two meetings (consecutive or not) of the shareholders of LATAM held at least twelve months apart, then after the second such shareholder meeting TEP shall have the right to sell or transfer all (but not less than all) of its Restricted Shares (each, a “Forced Vote Sale”) if (i) TEP delivers a written notice to LATAM within 30 days after the date on which such second meeting was held that it intends to make a Forced Vote Sale (the “Second Meeting Date”), (ii) such Forced Vote Sale complies with the requirements of Section 3.02(c)(i) or Section 3.02(c)(ii), as applicable, but without giving effect to the phrase “On and after the Tenth Anniversary and” at the beginning of such sections and (iii) such Forced Vote Sale is completed within eighteen months after the Second Meeting Date (such period, as it may be extended pursuant to this Section 3.02(d), the “Forced Vote

Sale Period”); provided that if TEP has made a bona fide and reasonably diligent effort to complete a Forced Vote Sale within the Forced Vote Sale Period but has been unable to do so, then the Forced Vote Sale Period shall be extended for twelve months. If a Forced Vote Sale is not completed within the Forced Vote Sale Period, then thereafter this Section 3.02(d) shall only apply with respect to votes taken on LATAM Controlling Shareholder Directed Actions after such date.

(e) Release Event Sales. If a Release Event occurs and TEP has not sold or transferred any of its Restricted Shares prior to such Release Event, then at any time after such Release Event TEP shall have the right to sell or transfer all (but not less than all) of its Restricted Shares; provided, however, that if the sale or transfer occurs prior to the Full Ownership Trigger Date it must comply with the requirements of Section 3.02(c)(i) or Section 3.02(c)(ii), as applicable, but without giving effect to the phrase “On and after the Tenth Anniversary and,” at the beginning of such sections. A “Release Event” shall be deemed to have occurred only if and when each of the following events shall have occurred: (i) a capital increase (as defined under the Law of Chile) in LATAM is completed after the Effective Time, (ii) TEP does not fully exercise the preemptive rights granted to it under applicable Law in Chile with respect to such capital increase in respect of all of its shares of Restricted Common Stock, and (iii) after such capital increase is completed, the individual designated by TEP for election to the LATAM Board with the assistance of the LATAM Controlling Shareholders pursuant to Section 2.01(b) is not elected to the LATAM Board.

SECTION 3.03 LATAM Controlling Shareholders Permitted Transfers.

(a) Sales Prior to the Tenth Anniversary. On and after the Third Anniversary and prior to the Tenth Anniversary, the LATAM Controlling Shareholders shall have the right to sell or transfer their shares of Restricted Common Stock if (but only if) any such sale or transfer complies with all of the requirements set forth in this Section 3.03(a).

(i) Such sale or transfer shall be subject to the rights of first offer pursuant to Section 3.05; provided, however, that notwithstanding the foregoing such rights of first offer shall not apply from and after the first date on which the shares of Restricted Common Stock of TEP represent less than 10% of the total number of shares of LATAM Common Stock then issued and outstanding.

(ii) No such sale or transfer shall be permitted if the LATAM Controlling Shareholders have sold or transferred any shares of Restricted Common Stock in the twelve-month period ending on the date on which such sale or transfer would otherwise be consummated.

(iii) No such sale or transfer of more than 2% of the total number of shares of LATAM Common Stock then issued and outstanding shall be permitted.

(b) Sales After the Tenth Anniversary. On and after the Tenth Anniversary, the LATAM Controlling Shareholders may sell or transfer any of their shares of Restricted Common Stock; provided, however, that notwithstanding the foregoing (i) each such sale or transfer shall be subject to the rights of first offer pursuant to Section 3.05 until the first date on which the shares of Restricted Common Stock of TEP represent less than 10% of the total number of shares of LATAM Common Stock then issued and outstanding and (ii) the LATAM Controlling Shareholders shall not sell or transfer any of their shares of Restricted Common Stock if they have sold any shares of Restricted Common Stock in the twelve-month period ending on the date in which such sale or transfer would otherwise be consummated.

SECTION 3.04 Additional Permitted Transfers. Notwithstanding anything in this Article III to the contrary, each Shareholder may pledge or grant a security interest in all or any portion of its shares of Restricted Common Stock to an Institutional Lender to secure a loan made in whole or in part to that Shareholder in order to (i) finance the acquisition of Equity Securities of LATAM or (ii) refinance any loan made to such Shareholder that is outstanding as of the date of this Agreement, and any Transfer of shares of Restricted Common Stock pursuant to any such pledge or security interest in effect as of the Effective Time shall be deemed to be a permitted Transfer under this Section 3.04. In addition, the LATAM Controlling Shareholders and TEP may Transfer all or a portion of their shares of Restricted Common Stock to (i) any of their direct or indirect wholly-owned Subsidiaries, (ii) to any entity wholly-owned by Enrique, Juan José and/or Ignacio Cueto (in the case of the LATAM Controlling Shareholders) or (iii) any entity that has no direct or indirect owners other than Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and/or João Francisco Amaro and that is directly or indirectly majority owned and controlled by Maria Cláudia Oliveira Amaro and Maurício Rolim Amaro (each, an “Affiliate Transfer”); provided that the LATAM Controlling Shareholders and TEP shall continue to be bound by the terms of this Agreement for all purposes following such Transfer. In addition, each of the LATAM Controlling Shareholders and TEP may Transfer a percentage of its shares of Restricted Common Stock to each of Enrique, Juan José and Ignacio Cueto (in the case of the LATAM Controlling Shareholders) or Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (in the case of TEP) or to any Person wholly owned by any such individual equal to the percentage of its Restricted Common Stock that such individual indirectly owns through his or her ownership of shares in the LATAM Controlling Shareholders (in the case of Enrique, Juan José and Ignacio Cueto) or TEP (in the case of Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro); provided that following any such transfer of Restricted Common Stock by the LATAM Controlling Shareholders, all references to the LATAM Controlling Shareholders shall deemed to refer collectively to the LATAM Controlling Shareholders and the transferee of such Restricted Common Stock and the LATAM Controlling Shareholders and such transferee shall be jointly and severally liable for all obligations of the LATAM Controlling Shareholders under this Agreement; provided further that following any such transfer of Restricted Common Stock by TEP, all references to TEP shall deemed to refer collectively to TEP and the transferee of such Restricted Common Stock and TEP and such transferee shall be jointly and severally liable for all obligations of TEP under this Agreement. In addition, each Shareholder may issue its Equity Securities if (i) the net proceeds of such issuance is used solely to purchase Equity Securities of LATAM and pay related expenses or to refinance any loan made to such Shareholder that is outstanding as of the date of this Agreement, (ii) immediately after such issuance the beneficial owners of Equity Securities of such Shareholder as of the date of this Agreement collectively own a majority of the outstanding Equity Securities of such Shareholder that are entitled to vote generally in the election of directors of such Shareholder and control such Shareholder, and (iii) in the case of TEP, immediately after such issuance Maria Cláudia Oliveira Amaro and Maurício Rolim Amaro collectively control TEP and collectively own a majority of the outstanding Equity Securities of TEP that are entitled to vote generally in the election of directors of TEP and such issuance is permitted under Brazilian Law (including those relating to foreign ownership and control of Brazilian airlines) and would not have an Adverse Effect. In addition, TEP may issue its Equity Securities regardless of the use of the proceeds thereof if immediately prior to such issuance the subscriber of those Equity Securities is a holder of shares issued by TEP and immediately after such issuance TEP remains majority-owned and controlled by Maria Cláudia Oliveira Amaro and Maurício Rolim Amaro. No Transfer made in accordance with this Section 3.04 shall require the consent of any Shareholder, shall be subject to any rights of first offer in favor of any other Shareholder pursuant to Section 3.05 or shall be counted for purposes of determining whether Transfers by any Shareholder in any 12-month period have exceeded the limitations set forth in Sections 3.02(a)(iii) and (iv), 3.02(b)(iii) and 3.03(a)(ii) and (iii) and 3.03(b).

SECTION 3.05 Right of First Offer.

(a) If a Shareholder elects to sell or transfer all or any portion of its shares of Restricted Common Stock as permitted by the applicable provisions of Section 3.02 or 3.03, such sale or transfer (and, in the case of a sale or transfer pursuant to Section 3.02(c)(i), Section 3.02(d) or Section 3.02(e) (each, a “Whole Block Sale”), the related sale or transfer of shares of Holdco I Voting Stock) shall be subject to the right of first offer provided in this Section 3.05 except to the extent that Section 3.02 or 3.03 expressly provides that such right of first offer shall not apply to such sale or transfer. Unless the context otherwise requires, each Shareholder and its Affiliates shall be deemed to be a single Shareholder for purposes of this Section 3.05. The Shareholder electing to make any such sale or transfer (the “Selling Shareholder”) shall give written notice thereof (each, an “Offer Notice”) to the other Shareholder (the “Non-Selling Shareholder”), which notice shall set forth the number of shares of

Restricted Common Stock (and, if applicable, shares of Holdco I Voting Stock) proposed to be sold or transferred (collectively, the “Subject Securities”), a single price in cash that Selling Shareholder is willing to accept for the Subject Securities (the “Proposed Purchase Price,” of which an amount equal to the Non-Selling Shareholder’s then current tax basis in such shares and any costs that it is required to incur to effect such sale shall be allocated to any Holdco I Voting Stock included in the Subject Securities) and any other material terms and conditions of the proposed sale or transfer. The Non-Selling Shareholder shall have the right to purchase the Subject Securities at the Proposed Purchase Price and on the other terms and conditions set forth in the Offer Notice (“ROFO Right”). The Non-Selling Shareholder may exercise its ROFO Right in whole but not in part by delivering written notice of such election (each, an “Acceptance Notice”) to the Selling Shareholder within 30 days after the date on which it received the Offer Notice (the “Offer Period”). If the Non-Selling Shareholder does not deliver an Acceptance Notice to the Selling Shareholder by the end of the Offer Period, it will no longer be able to exercise its ROFO Right with respect to the Subject Securities. For all sales or transfers pursuant to Section 3.02 (other than Sections 3.02(a) and (b)), the Non-Selling Shareholder shall have the right (but not the obligation) to assign its ROFO Rights in whole or in part to any Person; provided, however, that, notwithstanding the foregoing, in the case of a Whole Block Sale the LATAM Controlling Shareholders may only assign its ROFO Rights to a Person approved in advance by the LATAM Board and whose purchase would not have an Adverse Effect. If the Non-Selling Shareholder elects to assign any ROFO Right pursuant to this Section 3.05(a) to any Person, then the Non-Selling Shareholder shall describe such assignment in its Acceptance Notice, including the identity of the assignee and the Subject Securities that are the subject of the assignment, and the Selling Shareholder shall sell or transfer such Subject Securities to such assignee in lieu of the Non-Selling Shareholder.

(b) If the Non-Selling Shareholder (i) does not deliver an Acceptance Notice during the Offer Period or (ii) delivers an Acceptance Notice during the Offer Period in which it (and/or any assignee) elects to purchase less than all of the Subject Securities, then the Selling Shareholder shall have the right to market and sell all of the Subject Securities to a third party for an all-cash purchase price no less than the Proposed Purchase Price and on terms and conditions no more favorable to the purchaser than those contained in the Offer Notice during the 90-day period commencing on the day immediately following, in the case of clause (i), the last day of the Offer Period or, in the case of clause (ii), the date on which such Acceptance Notice was delivered (such period, the “Sale Period”). If the Subject Securities are not sold during the Sale Period or if Selling Shareholder seeks to reduce the sale price below the Proposed Purchase Price or to offer other sale terms and conditions that are more favorable to the purchaser than those contained in the Offer Notice, all of the provisions of this Section 3.05 shall again apply with respect to any sale or transfer of such Subject Securities.

(c) If the Non-Selling Shareholder delivers an Acceptance Notice to the Selling Shareholder during the Offer Period in which it (and/or any assignee) elects to purchase all of the Subject Securities, then there shall be deemed a valid, legally binding and enforceable agreement between the Selling Shareholder, on the one hand, and the Non-Selling Shareholder (and/or any such assignee) (each, a “Purchaser”), on the other hand, for the sale or transfer of the Subject Securities for the Proposed Purchase Price and on the other terms and conditions set forth in the Offer Notice. The closing of any such sale or transfer shall take place at 10 a.m., New York time, on the later of (A) the 30th business day after the day on which such Acceptance Notice was received by Selling Shareholder and (B) the first date on which all of the consents, approvals or authorizations required by Law from any Governmental Entity for such sale or transfer are obtained at the principal office of LATAM or on such other date or at such other place as may be agreed to between the Selling Shareholder and the Purchaser(s), and the following provisions shall apply:

(i) the Selling Shareholder shall execute such instruments of transfer as are customarily executed and reasonably requested to evidence and consummate the sale or transfer of the Subject Securities to each Purchaser; and

(ii) each party shall bear its own legal fees and expenses in connection with such sale or transfer.

SECTION 3.06 Additional Requirements. Each Shareholder agrees that it will not Transfer any of its Restricted Shares if such Transfer would violate any applicable Law (each, a “Prohibited Transfer”). If and to the extent permitted by applicable Law, LATAM and Holdco I, as applicable, may refuse to register any Prohibited Transfer, and each Shareholder hereby waives any rights it may have in the future to object to or challenge any such refusal in respect of any Transfer that is determined to be a Prohibited Transfer by a final and non-appealable order of a court of competent jurisdiction.

SECTION 3.07 Assignment of Rights. Any transferee of Restricted Shares Transferred pursuant to Sections 3.02(c), (d) or (e) or Section 3.04 shall execute a counterpart to this Agreement agreeing to be bound by all the terms and conditions hereof. Except for Affiliate Transfers made pursuant to Section 3.04 or as otherwise contemplated in this Article III, no Shareholder shall have the right to assign any of its rights under this Agreement to any permitted transferee of such Shareholder’s Restricted Shares.

ARTICLE IV

GENERAL PROVISIONS

SECTION 4.01 Term of Agreement. Except as otherwise provided under applicable Law, this Agreement shall continue in effect as to each Shareholder until (i) it is terminated as to such Shareholder by the written consent of all Shareholders or (ii) the first day on which such Shareholder and its Affiliates no longer beneficially own any shares of LATAM Common Stock, whichever is sooner to occur. The termination of this Agreement as to any Shareholder shall not affect any of the rights and obligations of the other Shareholders, hereunder, if any, with respect to each other. In the event this Agreement terminates as to any Shareholder, thereafter such Shareholder shall have no further liability to the other Shareholders or to any of their respective shareholders, directors, officers, employees or other Affiliates and such other Shareholders shall have no further liability to such Shareholder, in each case solely in respect of this Agreement; provided, however, that the foregoing shall not apply to any provisions hereof that expressly survive the termination of this Agreement (including Section 4.02); and provided, further, that nothing herein shall relieve any Shareholder of any liability for any breach of this Agreement that occurred prior to such termination.

SECTION 4.02 Fees and Expenses. All fees and expenses incurred in connection with this Agreement shall be paid by the Shareholder incurring such fees or expenses. The provisions of this Section 4.02 shall survive any termination of this Agreement.

SECTION 4.03 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF; PROVIDED, HOWEVER, THAT NOTWITHSTANDING THE FOREGOING THE AUTHORIZATION AND EXECUTION OF THIS AGREEMENT BY EACH PARTY SHALL BE GOVERNED BY THE LAW OF ITS JURISDICTION OF INCORPORATION.

SECTION 4.04 Definitions. For the purposes of this Agreement, the following terms shall have the meanings assigned below:

(a) “Affiliate” shall have the meaning assigned to such term in Rule 12b-2 under the Exchange Act; provided, however, that for all purposes of this Agreement (i) neither LATAM, Holdco I, TAM nor any of their respective Subsidiaries shall be deemed to be an Affiliate of any Shareholder and (ii) no Shareholder shall be deemed to be an Affiliate of any other Shareholder or any of its Affiliates solely by reason of this Agreement.

(b) “beneficial ownership” (and its correlative phrases) shall have the meanings assigned to such phrases in Rule 13d-3 promulgated under the U.S. Exchange Act; provided, however that, notwithstanding the foregoing, for all purposes of this Agreement a Shareholder shall be deemed to beneficially own all Restricted Shares beneficially owned by it and its Affiliates.

(c) “business day” shall mean any day that is not a Saturday, Sunday or a day on which banking institutions are required or authorized by Law or executive order to be closed in Santiago, Chile or São Paulo, Brazil.

(d) “By-laws” means the By-laws of LATAM in effect as of the date hereof, as they may be amended from time to time.

(e) “Convertible Securities” means, with respect to any Person, any securities, options, warrants or other rights of, or granted by, such Person or any of its Affiliates that are, directly or indirectly, convertible into, or exercisable or exchangeable for, any Equity Securities of such Person or any of its Affiliates.

(f) “Equity Securities” means, with respect to any Person, any capital stock of, or other equity interests in, such Person.

(g) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

(h) “Exempted Shares” means, with respect to any Shareholder, all shares of LATAM Common Stock that were beneficially owned by such Shareholder immediately after the Effective Time in excess of 12.5% of the shares of LATAM Common Stock outstanding at such time as determined on a fully-diluted basis.

(i) “Governmental Entity” means any governmental, quasi-governmental or regulatory authority, body, department, commission, board, bureau, agency, division, court, organized securities exchange or other legislative, executive or judicial governmental entity or instrumentality of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof.

(j) “Holdco I Non-Voting Stock” shall mean the non-voting stock, no par value, of Holdco I, which, pursuant to the by-laws of Holdco I, shall have the exclusive right to receive all dividends, distributions or other amounts payable by Holdco I in respect of any shares of its capital stock (including a preference to be paid in connection with any liquidation, capital reduction, winding up, recapitalization or reorganization) other than the Dividend Rights and which shall have no right to vote on, approve or consent to any matter that is subject to any vote of, approval by or consent from the shareholders of Holdco I under the Law of Chile or otherwise other than the rights to vote on, approve or consent to matters requiring the approval of the holders of shares of Holdco I Non-Voting Stock under the Law of Chile or otherwise (collectively, the “Limited Voting Rights”).

(a) “Holdco I Voting Stock” shall mean the voting stock, no par value, of Holdco I, which, pursuant to the by-laws of Holdco I, shall have the exclusive right to vote on, approve or consent to all matters that are subject to any vote of, approval by or consent from the shareholders of Holdco I under the Law of Chile or otherwise (other than the Limited Voting Rights) and which shall have no economic rights other than the right to receive a nominal dividend (collectively, “Dividend Rights”).

(k) “Institutional Lender” means any savings bank, savings and loan association, commercial bank or trust company, insurance company subject to regulation by any Governmental Entity, merchant or investment bank or any other entity generally viewed as an institutional lender.

(l) “Law” means any statute, common law, ordinance, rule, regulation, agency requirement or Order of, or issued, promulgated or entered into by or with, any Governmental Entity.

(m) “Order” means any order, decision, writ, injunction, decree, judgment, legal or arbitration award, stipulation, license, permit or agreement issued, promulgated or entered into by or with (or settlement or consent agreement subject to) any Governmental Entity.

(n) “Person” means any natural person, firm, corporation, partnership, company, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity.

(o) “Restricted Common Stock” means, with respect to any Shareholder at any time, all shares of LATAM Common Stock that were beneficially owned by such Shareholder immediately after the Effective Time and that are beneficially owned by, and not Exempted Shares of, such Shareholder at such time.

(p) “Restricted Shares” means (i) with respect to the LATAM Controlling Shareholders at any time, all of their shares of Restricted Common Stock at such time and (ii) with respect to TEP at any time, all of its shares of Restricted Common Stock at such time and all shares of Holdco I Voting Stock beneficially owned by it at such time, including all Equity Securities or Convertible Securities issued in respect of, in exchange for or upon reclassification of such shares of Restricted Common Stock or Holdco I Voting Stock pursuant to any dividend, distribution, share exchange, reclassification, recapitalization, consolidation, merger, stock split, reverse stock split or otherwise.

(q) “Shareholders” initially shall have the meaning set forth in the Preamble to this Agreement and after any Transfer of shares of Restricted Common Stock by any Shareholder to any Person pursuant to Sections 3.02(c), (d) or (e) or any Affiliate Transfer pursuant to Section 3.04 shall mean the non-transferring Shareholder, the transferring Shareholder and any Person to whom such Transfer was made and who became a party to this Agreement as required by this Agreement.

(r) “Subsidiary” means, with respect to any Person, (i) a corporation in which such Person, together with its Subsidiaries, beneficially owns Voting Securities of such corporation which entitle them, collectively, to cast more than 50% of all the votes entitled to be cast by the holders of all Voting Securities of such corporation then outstanding in a general election of directors of such corporation or (ii) any Person that is not a corporation in which such Person, and/or one or more other Subsidiaries of such Person, directly or indirectly, has a majority equity or voting interest or the power to direct the policies, management and affairs thereof.

(s) “Voting Securities” means, with respect to any Person, any securities or other equity or ownership interests in such Person which are entitled to vote generally in the election of directors of such Person (or, if such Person is not a corporation, the individuals who perform a similar function for such Person).

SECTION 4.05 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

SECTION 4.06 Amendment; Waiver. This Agreement may be amended and any performance, term or condition waived in whole or in part only by a writing signed by all Shareholders affected by the amendment (in the case of an amendment) or by the Shareholder against whom the waiver is to be effective (in the case of a waiver). No failure or delay by any Shareholder in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any singular partial exercise of such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Waiver by any Shareholder of any breach or failure to comply with any provision of this Agreement by another Shareholder shall not be construed as, nor shall constitute, a continuing waiver of such provisions, or a waiver of any other breach of or failure to comply with any other provisions of this Agreement.

SECTION 4.07 Assignment. Subject to Article III of this Agreement, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any Shareholder without the prior written consent of the other Shareholders, and any purported assignment without such consent shall be null and void and of no force or effect. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Shareholders and their respective successors and permitted assigns.

SECTION 4.08 Entire Agreement; No Third Party Beneficiaries. This Agreement, the other Shareholders Agreements, the Implementation Agreement and the Exchange Offer Agreement, including the Exhibits and Schedules hereto and thereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Shareholders with respect to the subject matter hereof and thereof. Except as otherwise expressly stated herein, the Shareholders hereby agree that the agreements and covenants set forth herein are solely for the benefit of the other Shareholders in accordance with, and subject to the terms of, this Agreement and that this Agreement is not intended to, and does not, confer upon any Person other than the Shareholders any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

SECTION 4.09 Notices. All notices, requests, claims, demands, instructions and other communications or documents given hereunder shall be in writing and shall be delivered personally or sent by registered or certified mail (postage prepaid), facsimile or overnight courier to the Shareholders at the following addresses (or at such other address for a Shareholder as shall be specified by like notice):

If to the LATAM Controlling Shareholders, to:

Claro y Cia

Apoquindo 3721, piso 13,

Santiago, Chile

Attention: José María Eyzaguirre B.

Fax: +562 3673003

jmeyzaguirre@claro.cl

with copies (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

United States of America

Attention: Sergio Galvis and Duncan McCurrach

Fax: +1 212-558-3588

galviss@sullcrom.com

mccurrachd@sullcrom.com

If to TEP to:

Turci Advogados

Rua Dr. Renato Paes de Barros, 778

-1° andar – cj.12

04530-0001

São Paulo – SP

Brasil

Attention: Flavia Turci

Fax: +55 11 2177 2197

turci@turci.com

with a copy (which shall not constitute notice) to:

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

Attention: Sarah Jones and Anand Saha

Fax: +1 212 878 8375

Sarah.Jones@CliffordChance.com

Anand.Saha@CliffordChance.com

Any notice, request, claim, instruction or other communication or document given as provided above shall be deemed given to the receiving party (i) if delivered personally, upon actual receipt, (ii) if sent by registered or certified mail, three business days after deposit in the mail, (iii) if sent by facsimile, upon confirmation of successful transmission if within one business day after such facsimile has been sent such notice, request, claim, instruction or other communication or document is also given by one of the other methods described above and (iv) if sent by overnight courier, on the next business day after deposit with the overnight courier.

SECTION 4.10 Specific Enforcement; Consent to Jurisdiction. The Shareholders agree that irreparable damage would occur and that the Shareholders would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Shareholders shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity, without the necessity of proving the inadequacy of monetary damages or of posting bond or other undertaking, as a remedy and to obtain injunctive relief against any breach or threatened breach hereof. In the event that any action is brought in equity to enforce the provisions of this Agreement, no Shareholder shall allege, and each Shareholder waives the defense or counterclaim that there is an adequate remedy at Law. Each of the Shareholders hereby irrevocably consents and submits itself to the personal jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the Borough of Manhattan, The City of New York (collectively, the “Agreed Courts”) solely in respect of the interpretation and enforcement of the provisions of this Agreement, and the documents referred to herein and the transactions contemplated by this Agreement (collectively, the “Agreed Issues”), waives, and agrees not to assert, as a defense in any action, suit or proceeding in an Agreed Court with respect to the Agreed Issues that such Shareholder is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such Agreed Court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such Agreed Court, and the Shareholders irrevocably agree that all claims with respect to any action, suit or proceeding with respect to the Agreed Issues shall be heard and determined only in an Agreed Court. The Shareholders hereby consent to and grant to each Agreed Court jurisdiction over the Person of such Shareholders and, to the extent permitted by Law, over the subject matter of any dispute with respect to the Agreed Issues and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 4.09 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

SECTION 4.11 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (I) CERTIFIES THAT IT HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND MADE IT VOLUNTARILY AND THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING,

SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 4.11.

SECTION 4.12 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be considered an original instrument and all of which shall together constitute the same agreement. This Agreement shall become effective when one or more counterparts have been signed by each of the Shareholders and delivered to the other Shareholders.

SECTION 4.13 Interpretation. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any contract, instrument or Law defined or referred to herein or in any contract or instrument that is referred to herein means such contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Except as otherwise expressly provided herein, all remedies provided herein shall be in addition to any other remedies that the Shareholders may otherwise have under applicable Law. Any reference in this Agreement to a “day” or a number of “days” (without the explicit qualification of “business”) shall be interpreted as a reference to a calendar day or number of calendar days. This Agreement is the product of negotiation between the Shareholders having the assistance of counsel and other advisers, and between the Shareholders and their counsel and other advisers having participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly between the Shareholders, and no presumption or burden of proof shall arise favoring or disfavoring any Shareholder by virtue of the authorship of any provision of this Agreement.

SECTION 4.14 Relationship of Shareholders. Nothing herein is intended to constitute the Shareholders as members of any partnership, joint venture, association, syndicate, or other entity, or shall be deemed to confer on any of them any express, implied, or apparent authority to incur any obligation or liability on behalf of another Shareholder or any obligation to assume any obligation or responsibility of any other Shareholder, except as otherwise expressly provided herein. Notwithstanding the foregoing, the LATAM Controlling Shareholders shall be treated as a single Shareholder for all purposes of this Agreement.

SECTION 4.15 Filing Requirement. A copy of this Agreement shall be filed at the headquarters of LATAM and Holdco I for all purposes of applicable Law.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of the date first above written.

COSTA VERDE AERONÁUTICA S.A.

By:	/s/ Juan José Cueto
Name: Juan José Cueto
Title: Attorney-in-fact

INVERSIONES MINERAS DEL CANTÁBRICO S.A.

By:	/s/ Juan José Cueto
Name: Juan José Cueto
Title: Attorney-in-fact

TEP CHILE S.A.

By:	/s/ Maria Cláudia O. Amaro
Name: Maria Cláudia O. Amaro
Title: Director

[Signature Page to Control Group Shareholders Agreement]

Exhibit A

Ownership Structure of the LATAM Group

-H-A-1-

Annex I

SHAREHOLDERS AGREEMENT

Between

LAN AIRLINES S.A.

and

TEP CHILE S.A.

Dated as of January 25th, 2012

-I-i-

INDEX OF DEFINED TERMS

Page

Affiliate	I-8
Agreed Courts	I-12
Agreed Issues	I-12
Agreement	I-1
Amaro Family	I-1
beneficial ownership	I-8
business day	I-8
Control	I-8
Control Group Shareholders Agreement	I-2
CVA	I-1
Departure	I-3
Effective Time	I-3
Exchange Offer	I-1
Exchange Offer Agreement	I-1
Governmental Entity	I-8
Holdco I	I-1
Holdco I Board	I-3
Holdco I Group	I-5
Holdco I Group Boards	I-3
Holdco I Shareholders Agreement	I-2
IMDC	I-1
Implementation Agreement	I-1
LATAM	I-1
LATAM Board	I-3
LATAM Board Committee	I-4
LATAM CEO	I-4

Page

LATAM Chairman	I-3
LATAM Common Stock	I-1
LATAM Controlling Shareholders	I-1
LATAM COO	I-5
LATAM Group	I-2
Law	I-8
Mergers	I-1
Order	I-8
Organizational Documents	I-8
Parties	I-1
Person	I-9
Second Anniversary	I-3
Shareholders	I-1
Shareholders Agreements	I-2
Subsidiary	I-9
Supermajority Action	I-6
TAM	I-1
TAM Board	I-3
TAM CEO	I-6
TAM Shareholders Agreement	I-2
TEP	I-1
TEP Director	I-3
TEP Parent	I-1
Transaction Agreements	I-9
U.S. Exchange Act	I-9
Voting Securities	I-9

-I-ii-

SHAREHOLDERS AGREEMENT, dated as of January 25th, 2012 (this “Agreement”), between LAN AIRLINES S.A., a company organized under the Law of Chile (“LATAM”), and TEP Chile S.A., a company organized under the Law of Chile (“TEP” and together with LATAM, the “Shareholders” or the “Parties”).

W I T N E S S E T H

WHEREAS, as of the date of this Agreement Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (all such individuals, collectively, the “Amaro Family”) collectively own 100% of the outstanding shares of TEP;

WHEREAS, as of the date of this Agreement the Amaro Family are the controlling shareholders of TAM S.A., a company organized under the Law of Brazil (“TAM”), under the Law of Brazil and currently own, directly or indirectly, ordinary shares and preferred shares of TAM, which collectively constitute 46.6291% of the issued and outstanding shares of capital stock of TAM and 85.3736% of the total voting power of such capital stock;

WHEREAS, LATAM, TAM, Costa Verde Aeronáutica S.A., a company organized under the Law of Chile (“CVA”), Inversiones Mineras del Cantábrico S.A., a company organized under the Law of Chile (“IMDC” and, together with CVA, the “LATAM Controlling Shareholders”), TAM Empreendimentos e Participações S.A., a company organized under the Law of Brazil, and the Amaro Family have entered into an Implementation Agreement, dated as of January 18, 2011, as amended (the “Implementation Agreement”), and an Exchange Offer Agreement, dated as of January 18, 2011, as amended (the “Exchange Offer Agreement”), pursuant to which the outstanding shares of capital stock of TAM will be acquired by LATAM and Holdco I, a newly formed company to be organized under the Law of Chile (“Holdco I”), pursuant to the contribution transaction, delisting exchange offer (the “Exchange Offer”) and the mergers described therein (collectively, the “Mergers”) in exchange for shares of common stock, no par value (the “LATAM Common Stock”), of LATAM;

WHEREAS, after the Mergers, TEP will own at least 80% of the outstanding voting shares of Holdco I and LATAM will own 100% of the outstanding non-voting shares of Holdco I, no more than 20% of the outstanding voting shares of Holdco I and 100% of the outstanding preferred shares of TAM;

WHEREAS, immediately following the consummation of the transactions contemplated by the Implementation Agreement and the Exchange Offer Agreement and assuming (only for purposes of calculating the ownership percentages set forth therein) (i) all TAM shareholders other than TEP fully participate in the Exchange Offer, (ii) none of the holders of the outstanding shares of LATAM Common Stock exercise their appraisal rights (derecho a retiro) under the Law of Chile in respect of the Mergers and (iii) the only shares of LATAM Common Stock and shares of TAM that will be outstanding after such consummation are the shares issued in the Mergers and the shares which are subscribed and fully paid for as of the date of the Implementation Agreement (which excludes any shares issuable upon future exercises of stock options), the ownership structure of LATAM, Holdco I, TAM and their respective Subsidiaries will be as set forth in Exhibit A hereto;

WHEREAS, the Parties desire to enter into this Agreement to set forth their agreements with respect to governance, management and operation of, and the relationship among, LATAM, Holdco I, TAM and their respective Subsidiaries (collectively, the “LATAM Group”) and certain other matters;

WHEREAS, concurrently with the execution and delivery of this Agreement, LATAM, TEP, TAM and Holdco I are entering into a shareholders agreement, dated the date hereof (the “TAM Shareholders Agreement”), to set forth their agreement with respect to the governance, management and operation of TAM and its Subsidiaries;

WHEREAS, concurrently with the execution and delivery of this Agreement, LATAM, TEP and Holdco I are entering into a shareholders agreement, dated the date hereof (the “Holdco I Shareholders Agreement”), to set forth their agreement with respect to the governance, management and operation of Holdco I;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, TEP and the LATAM Controlling Shareholders are entering into a shareholders agreement, dated the date hereof (the “Control Group Shareholders Agreement,” and collectively with this Agreement, the TAM Shareholders Agreement and the Holdco I Shareholders Agreement, the “Shareholders Agreements”), pursuant to which the LATAM Controlling Shareholders, as the continuing controlling shareholders of LATAM under the Law of Chile, will make the concessions described therein to TEP;

WHEREAS, the execution and delivery of this Agreement and the other Shareholders Agreements are conditions to the commencement of the Exchange Offer and consummation of the Mergers; and

WHEREAS, LATAM has determined and declared that the execution and delivery of this Agreement is in the best interests of LATAM, and the execution, delivery and performance of this Agreement by LATAM have been duly authorized by the LATAM Board and all other necessary corporate action on the part of LATAM.

NOW, THEREFORE, in consideration of the representations and warranties, covenants and agreements contained herein and in the Implementation Agreement and the Exchange Offer Agreement, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I

GOVERNANCE

SECTION 1.01 Scope of the Agreement; Effective Time. The Parties desire to set forth in this Agreement, their agreements with respect to governance, management and operation of, and the relationship among, LATAM and the other members of the LATAM Group and certain other matters. In the event of any inconsistency or conflict between the provisions of this Agreement and the Organizational Documents of Holdco I, TAM or any of their Subsidiaries, this Agreement shall control and the Parties shall use their commercially reasonable efforts to amend any such Organizational Documents to conform to the provisions of this Agreement and to exercise their rights under such Organizational Documents to give effect to such provisions. The Parties agree that the specific provisions of this Agreement shall not be limited by any inconsistent or conflicting provisions of the by-laws of LATAM and accordingly, as between parties, such specific provisions shall prevail over such provisions of the by-laws of LATAM. This Agreement shall become effective only if, and at that time at which, Holdco I becomes a holder of at least 80% of the outstanding ordinary shares of TAM (the “Effective Time”). All actions required to be taken or performed under this Agreement shall be taken or performed in accordance with applicable Law.

SECTION 1.02 Composition of the LATAM Board. TEP agrees that it will take all necessary action to ensure that at all times any individual who is a member of the board of directors of LATAM (the “LATAM Board”) and who was elected by it or designated to the LATAM Controlling Shareholders by it for such election and elected by it and/or the LATAM Controlling Shareholders (each, a “TEP Director”) shall also be a member of the board of directors of each of Holdco I and TAM. In the event of any vacancy on the board of directors of Holdco I (the “Holdco I Board”) or the board of directors of TAM (the “TAM Board” and, together with the Holdco I Board, the “Holdco I Group Boards”) resulting from the resignation, incapacity, retirement, death or removal (each, a “Departure”) of any member of such Holdco I Group Board who is a TEP Director, TEP shall cause such TEP Director to resign from the LATAM Board within five calendar days after the occurrence of such Departure, and the LATAM Board shall replace such TEP Director with an individual designated by TEP who shall serve on the LATAM Board until the next annual meeting of the shareholders of LATAM.

SECTION 1.03 Chairman of LATAM Board. Until the second anniversary of the Effective Time (the “Second Anniversary”), the chairman of the LATAM Board (the “LATAM Chairman”) shall be Maurício Rolim Amaro. If there is a Departure of the LATAM Chairman prior to the Second Anniversary, then the

LATAM Board shall appoint another TEP Director selected by TEP to serve as the LATAM Chairman. On and after the Second Anniversary, the LATAM Board shall appoint any of its members as the LATAM Chairman from time to time in accordance with the Organizational Documents of LATAM.

SECTION 1.04 LATAM Committees. (a) Promptly following the Effective Time, the LATAM Board shall establish the following four committees to review, discuss and make recommendations to the LATAM Board (each, a “LATAM Board Committee”):

(i) A Strategy Committee, which shall focus on (A) corporate strategy (e.g., vision, mission, business portfolio and relative priorities/resource allocation, mergers, acquisitions and divestures); (B) current strategic issues (e.g., global crisis and short-term capacity strategy, acquisitions of direct competitors, etc.); and (C) the three-year plans and budgets for the main business units and functional areas and high-level competitive strategy reviews;

(ii) a Leadership Committee, which shall focus on (A) culture and values; (B) people policies; (C) high-level organizational structure; (D) appointment of the chief executive officer (Vice Presidente Ejecutivo) of LATAM (the “LATAM CEO”) and his or her other reports; (E) corporate compensation philosophy (e.g., role of variable compensations, scope of stock option/grant program, etc.); (F) compensation structures and levels for the LATAM CEO and other key executives; (G) annual variable compensation structure and targets for the LATAM CEO and other key executives; (H) succession or contingency planning for the LATAM CEO; and (I) performance assessment of the LATAM CEO;

(iii) a Finance Committee, which shall focus on (A) financial policies and strategy; (B) capital structure; (C) monitoring policy compliance; (D) tax optimization strategy; and (E) the quality and reliability of financial information; and

(iv) a Brand, Product and Frequent Flyer Program Committee, which shall focus on (A) brands strategies and brand building initiatives for the corporate and main business unit brands (e.g., imaging, key messages and brand voice); (B) the main characteristics of products and services for each of the main business units; (C) Frequent Flyer Program strategy and key program features; and (D) regular audit of brand performance.

(b) Each of the LATAM Board Committees shall be comprised of two or more members of the LATAM Board, at least one of whom shall be a TEP Director at all times when TEP is entitled to elect, and elects, at least one TEP Director. No LATAM Board Committee shall have authority to approve any matters required to be approved by the LATAM Board pursuant to the Organizational Documents of LATAM or under applicable Law, which approval authority shall rest solely with the LATAM Board, unless and to the extent such authority is expressly delegated by it as permitted by applicable Law.

SECTION 1.05 Roles of the LATAM CEO, the LATAM COO and the TAM CEO.

(a) LATAM CEO. The LATAM CEO shall be Enrique Cueto as of the Effective Time. After any departure of the LATAM CEO and receipt of the recommendation of the Leadership Committee, the LATAM Board shall appoint a new LATAM CEO in accordance with the Organizational Documents of LATAM. The LATAM CEO will be the highest ranked officer of the LATAM Group and shall report directly to the LATAM Board. The LATAM CEO shall have general supervision, direction and control of the business of the LATAM Group; provided that the LATAM COO and the TAM CEO shall have the responsibilities set forth in Sections 1.05(b) and (c), respectively. The LATAM CEO shall carry out all orders and resolutions of the LATAM Board. Without limitation of the foregoing, the LATAM CEO shall have the following responsibilities:

(i) conducting the day-to-day management of the LATAM Group;

(ii) leading LATAM’s efforts to combine LATAM and its Subsidiaries and TAM and its Subsidiaries and to achieve synergies among them;

(iii) defining and proposing strategies for the LATAM Group and ensuring due execution of business plans;

(iv) ensuring performance of the LATAM Group executive teams;

(v) together with the LATAM Chairman and the chief financial officer of LATAM representing the LATAM Group before all major external stakeholders, all Governmental Entities, the International Air Transport Association (IATA), alliances and investors; and

(vi) serving as a senior participant in all business unit and function committees of the LATAM Group.

(b) LATAM COO. The president and chief operating officer (Gerente General) of LATAM (the “LATAM COO”) shall be Ignacio Cueto as of the Effective Time. After any Departure of the LATAM COO, a new LATAM COO shall be appointed by the LATAM CEO. The LATAM COO shall report directly to the LATAM CEO and shall have general supervision, direction and control of the passenger and cargo operations of the LATAM Group, excluding those conducted by (x) Holdco I, TAM and their Subsidiaries, excluding the international passenger business of the LATAM Group (collectively, the “Holdco I Group”) and (y) the international passenger business of the LATAM Group. Without limitation of the foregoing, the LATAM COO shall have the following responsibilities:

(i) conducting the day-to-day management of all cargo operations and operations of the LATAM Group;

(ii) together with the TAM CEO, recommending a candidate to the LATAM CEO to serve as the head of the international passenger business of the LATAM Group (including both long haul and regional operations), who shall report jointly to the LATAM COO and the TAM CEO;

(iii) coordinating between cargo and international;

(iv) together with the TAM CEO and the LATAM CEO, implementing the integration of LATAM and its Subsidiaries and TAM and its Subsidiaries; and

(v) serving as a senior participant in all business unit and function committees of the LATAM Group.

(c) TAM CEO. As of the Effective Time, Marco Bologna will be the chief executive officer (Diretor Presidente) of the Holdco I Group (the “TAM CEO”). The TAM CEO shall have general supervision, direction and control of the business and operations of Holdco I Group and shall carry out all orders and resolutions of the Holdco I Board and the TAM Board. Without limitation of the foregoing, the TAM CEO shall have the following responsibilities:

(i) conducting the day-to-day management of the Holdco I Group;

(ii) serving as the company officer of the Holdco I Group and as the representative of the LATAM Group before all Governmental Entities in Brazil, including the Brazilian government and National Civil Aviation Agency of Brazil (Agência Nacional de Aviação, or ANAC);

(iii) together with the LATAM COO, recommending a candidate to the LATAM CEO for appointment as the head of international passenger business of the LATAM Group (including both long haul and regional operations), who shall report jointly to the LATAM COO and the TAM CEO;

(iv) together with the LATAM CEO and the LATAM COO, implementing the integration of LATAM and its Subsidiaries and TAM and its Subsidiaries; and

(v) serving as a senior participant in all business unit and function committees of the LATAM Group.

SECTION 1.06 Recommendations to Shareholders of LATAM. If (a) TEP and the LATAM Controlling Shareholders cannot reach agreement on any matter to be submitted to a vote of the shareholders of LATAM at any meeting of the shareholders of LATAM (other than an action that would require the approval of two-thirds of the shareholders of LATAM under Article 67 of the Chilean Corporations Act (Ley Sobre Sociedades Anónimas) (each, a “Supermajority Action”) prior to such meeting of the shareholders of LATAM or (b) any shareholder of LATAM (other than TEP and the LATAM Controlling Shareholders) requests that any matter other than a

Supermajority Action be submitted to a vote of the shareholders of LATAM at any meeting of the shareholders of LATAM, then, in either such case, upon written request of TEP or the LATAM Controlling Shareholders (which shall be third-party beneficiaries for purposes of this Section 1.06), the LATAM Board will consider and make a proposal to the shareholders of LATAM with respect to such matter prior to such shareholder meeting.

SECTION 1.07 Other Key Executives of the LATAM Group. The key executives of the LATAM Group (excluding the LATAM CEO and those in the Holdco I Group) shall be appointed by, and shall report, directly or indirectly, to the LATAM CEO. In making such appointments, the LATAM CEO shall be guided by the following principles: (a) alignment with the strongest performing leader, i.e., the best of breed; (b) maximization of synergy value capture; (c) conforming to local regulations and culture; and (d) simplest and easiest execution.

SECTION 1.08 Group Structure. The organizational structure of the LATAM Group shall be in substantially the form set forth in Exhibit A attached hereto, as it may be amended or modified by the Parties from time to time.

SECTION 1.09 Further Action; Efforts. For the benefit of TEP, LATAM agrees to take all necessary action to implement the agreements with respect to the management and governance of LATAM set forth in Sections 1.03 through 1.08.

ARTICLE II

GENERAL PROVISIONS

SECTION 2.01 Term of Agreement. Except as otherwise provided under applicable Law, this Agreement shall continue in effect as to each of the Parties until (i) it is terminated as to any Party by the written consent of all the Parties or (ii) with respect to any Shareholder, the first day on which such Shareholder no longer beneficially owns any shares of LATAM Common Stock, whichever is sooner to occur. The termination of this Agreement as to any Shareholder shall not affect any of the rights and obligations of any of the other Parties with respect to each other. In the event that this Agreement terminates as to any Shareholder, thereafter such Shareholder shall have no further liability to the other Parties or to any of their respective shareholders, directors, officers, employees or other Affiliates and such other Parties shall have no further liability to such Shareholder, in each case solely in respect of this Agreement; provided, however, that the foregoing shall not apply to any provisions hereof that expressly survive the termination of this Agreement (including Section 2.02); and provided, further, that nothing herein shall relieve any Party of any liability for any breach of this Agreement that occurred prior to such termination.

SECTION 2.02 Fees and Expenses. All fees and expenses incurred in connection with this Agreement shall be paid by the Party incurring such fees or expenses. The provisions of this Section 2.02 shall survive any termination of this Agreement.

SECTION 2.03 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF; PROVIDED, HOWEVER, THAT NOTWITHSTANDING THE FOREGOING THE AUTHORIZATION AND EXECUTION OF THIS AGREEMENT BY EACH PARTY SHALL BE GOVERNED BY THE LAW OF ITS JURISDICTION OF INCORPORATION.

SECTION 2.04 Definitions. For the purposes of this Agreement, the following terms shall have the meanings assigned below:

(a) “Affiliate” shall have the meaning assigned to such term in Rule 12b-2 under the U.S. Exchange Act; provided, however, that no Shareholder shall be deemed to be an Affiliate of any other Shareholder or any of its Affiliates solely by reason of this Agreement.

(b) “beneficial ownership” (and its correlative phrases) shall have the meanings assigned to such phrases in Rule 13d-3 promulgated under the U.S. Exchange Act (without taking into account any rights of such Person or any of its Affiliates under Section 2.04 hereof) if the references to “within 60 days” in Rule 13d-3(d)(1)(i) were omitted. For all purposes of this Agreement, a Shareholder shall be deemed to beneficially own all shares of LATAM Common Stock beneficially owned by it and its Affiliates, including the beneficial owners of such Shareholder.

(c) “business day” shall mean any day that is not a Saturday, Sunday or a day on which banking institutions are required or authorized by Law or executive order to be closed in Santiago, Chile or São Paulo, Brazil.

(d) “Control” (and its correlative terms) shall have the meanings assigned to such terms in Rule 12b-2 promulgated under the U.S. Exchange Act.

(e) “Governmental Entity” means any governmental, quasi-governmental or regulatory authority, body, department, commission, board, bureau, agency, division, court, organized securities exchange or other legislative, executive or judicial governmental entity or instrumentality of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof.

(f) “Law” means any statute, common law, ordinance, rule, regulation, agency requirement or Order of, or issued, promulgated or entered into by or with, any Governmental Entity.

(g) “Order” means any order, decision, writ, injunction, decree, judgment, legal or arbitration award, stipulation, license, permit or agreement issued, promulgated or entered into by or with (or settlement or consent agreement subject to) any Governmental Entity.

(h) “Organizational Documents” shall mean (i) with respect to Holdco I, this Agreement, the Holdco I Shareholders Agreement and the by-laws of Holdco I, (ii) with respect to LATAM, this Agreement, the Control Group Shareholders Agreement and the by-laws or other comparable governing documents of LATAM and (iii) with respect to TAM and its Subsidiaries, this Agreement, the TAM Shareholders Agreement, the Holdco I Shareholders Agreements and the by-laws or other comparable governing documents of such Persons.

(i) “Person” means any natural person, firm, corporation, partnership, company, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity.

(j) “Subsidiary” means, with respect to any Person, (i) a corporation in which such Person, together with its Subsidiaries, beneficially owns Voting Securities of such corporation which entitle them, collectively, to cast more than 50% of all the votes entitled to be cast by the holders of all Voting Securities of such corporation then outstanding in a general election of directors of such corporation or (ii) any Person that is not a corporation in which such Person, and/or one or more other Subsidiaries of such Person, directly or indirectly, has a majority equity or voting interest or the power to direct the policies, management and affairs thereof.

(k) “Transaction Agreements” means this Agreement, the Implementation Agreement, the Exchange Offer Agreement and the other Shareholders Agreements.

(l) “U.S. Exchange Act” shall mean the U.S. Securities Exchange Act of 1934.

(m) “Voting Securities” means, with respect to any Person, any securities or other equity or ownership interests in such Person which are entitled to vote generally in the election of directors of such Person (or, if such Person is not a corporation, the individuals who perform a similar function for such Person).

SECTION 2.05 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

SECTION 2.06 Amendment; Waiver. This Agreement may be amended and any performance, term or condition waived in whole or in part only by a writing signed by all Parties affected by the amendment (in the case of an amendment) or by the Party against whom the waiver is to be effective (in the case of a waiver). No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any singular partial exercise of such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Waiver by any Party of any breach or failure to comply with any provision of this Agreement by another Party shall not be construed as, nor shall constitute, a continuing waiver of such provisions, or a waiver of any other breach of or failure to comply with any other provisions of this Agreement.

SECTION 2.07 Assignment. Subject to the provisions of the Holdco I Shareholders Agreement and the Control Group Shareholders Agreement, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties, and any purported assignment without such consent shall be null and void and of no force or effect. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

SECTION 2.08 Entire Agreement; No Third-Party Beneficiaries.

(a) This Agreement and the other Transaction Agreements, including the Exhibits and Schedules hereto and thereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof.

(b) Except as otherwise expressly stated herein, the Parties hereby agree that the agreements and covenants set forth herein are solely for the benefit of the other Parties in accordance with, and subject to the terms of, this Agreement and that this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

SECTION 2.09 Notices. All notices, requests, claims, demands, instructions and other communications or documents given hereunder shall be in writing and shall be delivered personally or sent by registered or certified mail (postage prepaid), facsimile or overnight courier to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to LATAM, to:

Claro y Cia.

Apoquindo 3721, piso 13,

Santiago, Chile

Attention: José María Eyzaguirre B.

Fax: +56 2 367 3003

jmeyzaguirre@claro.cl

with copies (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

United States of America

Attention: Sergio Galvis and Duncan McCurrach

Fax: +1 212 558 3588

galviss@sullcrom.com

mccurrachd@sullcrom.com

If to TEP to:

Turci Advogados

Rua Dr. Renato Paes de Barros, 778

-1° andar – cj.12

04530-0001

São Paulo – SP

Brasil

Attention: Flavia Turci

Fax: +55 11 2177 2197

turci@turci.com

with a copy (which shall not constitute notice) to:

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

Attention: Sarah Jones and Anand Saha

Fax: +1 212 878 8375

Sarah.Jones@CliffordChance.com

Anand.Saha@CliffordChance.com

Any notice, request, claim, instruction or other communication or document given as provided above shall be deemed given to the receiving party (i) if delivered personally, upon actual receipt, (ii) if sent by registered or certified mail, three business days after deposit in the mail, (iii) if sent by facsimile, upon confirmation of successful transmission if within one business day after such facsimile has been sent such notice, request, claim, instruction or other communication or document is also given by one of the other methods described above and (iv) if sent by overnight courier, on the next business day after deposit with the overnight courier.

SECTION 2.10 Specific Enforcement; Consent to Jurisdiction. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity, without the necessity of proving the inadequacy of monetary damages or of posting bond or other undertaking, as a remedy and to obtain injunctive relief against any breach or threatened breach hereof. In the event that any Action is brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party waives the defense or counterclaim that there is an adequate remedy at Law. Each of the Parties hereby irrevocably consents and submits itself to the personal jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the Borough of Manhattan, The City of New York (collectively, the “Agreed Courts”) solely in respect of the interpretation and enforcement of the provisions of this Agreement, and the documents referred to herein and the transactions contemplated by this Agreement (collectively, the “Agreed Issues”), waives, and agrees not to assert, as a defense in any Action, suit or proceeding in an Agreed Court with respect to the Agreed

Issues that such Party is not subject thereto or that such Action, suit or proceeding may not be brought or is not maintainable in such Agreed Court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such Agreed Court, and the Parties irrevocably agree that all claims with respect to any Action, suit or proceeding with respect to the Agreed Issues shall be heard and determined only in an Agreed Court. The Parties hereby consent to and grant to each Agreed Court jurisdiction over the Person of such parties and, to the extent permitted by Law, over the subject matter of any dispute with respect to the Agreed Issues and agree that mailing of process or other papers in connection with any such Action or proceeding in the manner provided in Section 2.09 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

SECTION 2.11 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (I) CERTIFIES THAT IT HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND MADE IT VOLUNTARILY AND THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 2.11.

SECTION 2.12 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be considered an original instrument and all of which shall together constitute the same agreement. This Agreement shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

SECTION 2.13 Interpretation. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any contract, instrument or Law defined or referred to herein or in any contract or instrument that is referred to herein means such contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Except as otherwise expressly provided herein, all remedies provided herein shall be in addition to any other remedies that the Parties may otherwise have under applicable Law. Any reference in this Agreement to a “day” or a number of “days” (without the explicit qualification of “business”) shall be interpreted as a reference to a calendar day or number of calendar days. This Agreement is the product of negotiation by the Parties having the assistance of counsel and other advisers, and the Parties and their counsel and other advisers having participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

SECTION 2.14 Filing Requirement. A copy of this Agreement shall be filed at the headquarters of LATAM for all purposes of applicable Law.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of the date first above written.

LAN AIRLINES S.A.

By:	/s/ Enrique Cueto Plaza
	Name:	Enrique Cueto Plaza
	Title:	Chief Executive Officer

By:	/s/ Roberto Alvo Milosawlewitsch
	Name:	Roberto Alvo Milosawlewitsch
	Title:	Senior Vice President,
Strategic Planning and Corporate Development

TEP CHILE S.A.

By:	/s/ Maria Cláudia O. Amaro
	Name:	Maria Cláudia Oliveira Amaro
	Title:	Director

[Signature Page to LATAM-TEP Shareholders Agreement]

EXHIBIT A

LATAM Group Ownership Structure and Organizational Structure

-I-A-1

Annex J

SHAREHOLDERS AGREEMENT

Among

LAN AIRLINES S.A.,

TEP CHILE S.A.,

and

HOLDCO I S.A.

Dated as of January 25th, 2012

INDEX OF DEFINED TERMS

Page
Accountants	J-8
Actions	J-14
Adverse Effect	J-11
Affiliate	J-14
Agreed Courts	J-19
Agreed Issues	J-19
Agreement	J-1
Amaro Family	J-1
beneficial ownership	J-14
Block Sale	J-10
Board Supermajority Matter	J-5
business day	J-14
Call Option	J-13
contract	J-14
Control	J-14
Control Group Shareholders Agreement	J-14
Conversion Option	J-12
Convertible Securities	J-15
Director Election Notice	J-12
Director Representatives	J-2
Dividend Rights	J-15
Effective Time	J-2
Equity Securities	J-15
Fiscal Year	J-8
Forced Vote Sale	J-11
Forced Vote Sale Period	J-11
Full Conversion Date	J-10
Full Ownership Conversion Date	J-13
Governmental Entity	J-15
Holdco I	J-1
Holdco I Board	J-2
Holdco I By-Laws	J-2
Holdco I CEO	J-7
Holdco I Chairman	J-4
Holdco I Non-Voting Stock	J-15
Holdco I Plans	J-9

Page
Holdco I Stock	J-1
Holdco I Voting Stock	J-15
IFRS	J-8
LATAM	J-1
LATAM Board	J-1
LATAM Common Stock	J-11
LATAM Restricted Shares	J-11
LATAM Shares	J-10
Law	J-15
Limited Voting Rights	J-15
Order	J-15
Organizational Documents	J-15
Ownership Notice	J-12
Parties	J-1
Person	J-16
Related Party	J-16
Release Event	J-11
Representatives	J-16
Second Meeting Date	J-11
Shareholder Supermajority Matter	J-6
Shareholders	J-1
Subsidiary	J-16
Supermajority Board Vote	J-5
Supermajority Shareholder Vote	J-6
TAM	J-1
TAM Board	J-2
TAM Chairman	J-3
TAM Ordinary Stock	J-1
TAM Preferred Stock	J-1
TAM Stock	J-1
Tax Return	J-9
Tenth Anniversary	J-10
TEP	J-1
Transfer	J-10
U.S. Exchange Act	J-16
Voting Securities	J-16

-J-ii-

SHAREHOLDERS AGREEMENT, dated as of January 25th, 2012 (this “Agreement”), among LAN AIRLINES S.A., a company organized under the Law of Chile (“LATAM”), TEP Chile S.A., a company organized under the Law of Chile (“TEP” and together with LATAM, the “Shareholders”), and HOLDCO I S.A., a company organized under the Law of Chile (“Holdco I” and, together with the Shareholders, the “Parties”).

W I T N E S S E T H

WHEREAS, as of the date of this Agreement Maria Cláudia Amaro, Maurício Amaro, Noemy Amaro and João Francisco Amaro (the “Amaro Family”) collectively own 100% of the outstanding shares of TEP;

WHEREAS, the Amaro Family are the controlling shareholders of TAM S.A., a company organized under the Law of Brazil (“TAM”), under the Law of Brazil and currently own, directly or indirectly, shares of the ordinary stock, no par value (the “TAM Ordinary Stock”), of TAM and shares of the non-voting preferred stock, no par value (the “TAM Preferred Stock” and, together with the TAM Ordinary Stock, the “TAM Stock”), of TAM, which collectively constitute 46.6291% of the issued and outstanding shares of capital stock of TAM and 85.3736% of the total voting power of such capital stock;

WHEREAS, as of the Effective Time, TEP will own at least 80% of the outstanding shares of Holdco I Voting Stock and LATAM will own 100% of the outstanding shares of Holdco I Non-Voting Stock, no more than 20% of the outstanding shares of Holdco I Voting Stock and 100% of the outstanding TAM Preferred Stock, as reflected in the ownership structure chart attached as Exhibit A hereto;

WHEREAS, TEP, as the continuing controlling shareholder of TAM under the Law of Brazil as of the Effective Time by virtue of its indirect ownership of at least 80% of the issued and outstanding shares of Holdco I Voting Stock and Holdco I’s ownership of at least 85.3736% of the issued and outstanding shares of TAM Ordinary Stock, desires to make the concessions to LATAM provided herein, and the Parties desire to enter into this Agreement to set forth the terms and conditions upon which they have agreed to hold their shares of Holdco I Voting Stock and Holdco I Non-Voting Stock (collectively, the “Holdco I Stock”), including with respect to the disposition and voting thereof, as well as their agreements with respect to governance, management and operation of, and the relationship among, Holdco I and its Subsidiaries and certain other matters; and

WHEREAS, LATAM has determined and declared that the execution and delivery of this Agreement is in the best interests of LATAM, and the execution, delivery and performance of this Agreement by LATAM have been duly authorized by the board of directors of LATAM (the “LATAM Board”) and all other necessary corporate action on the part of LATAM.

NOW, THEREFORE, in consideration of the representations and warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I

GOVERNANCE OF HOLDCO I

SECTION 1.01 Scope of the Agreement; Effective Time. The Parties desire to set forth in this Agreement certain terms and conditions upon which they have agreed to hold their shares of Holdco I Stock, including with respect to disposition and voting thereof, as well as their agreements with respect to governance, management and operation of, and the relationship among, Holdco I and its Subsidiaries and certain other matters. In the event of any inconsistency or conflict between the provisions of this Agreement and the other Organizational Documents of Holdco I or any of its Subsidiaries, this Agreement shall control and the Parties shall use their commercially reasonable efforts to amend any such Organizational Documents to conform to the provisions of this Agreement and to exercise their rights under such Organizational Documents to give effect to such provisions. This Agreement shall become effective only if, and at that time at which, Holdco I becomes a holder of at least 80% of the outstanding shares of TAM Ordinary Stock (the “Effective Time”). All actions required to be taken or performed under this Agreement shall be taken or performed in accordance with applicable Law.

SECTION 1.02 Formation of Holdco I. Prior to the date of this Agreement, TEP and LATAM incorporated Holdco I as a closed sociedad anónima under the Law of Chile with the by-laws in the form attached as Exhibit B hereto (the “Holdco I By-Laws”) for the sole purpose of owning the shares of TAM Ordinary Stock to be contributed by TEP. From and after the Effective Time, the parties agree that all acquisitions of TAM Ordinary Stock by any member of the LATAM Group shall be made by Holdco I.

SECTION 1.03 Role and Composition of the Holdco I Board. The business and affairs of Holdco I shall be managed under the direction of the board of directors of Holdco I (the “Holdco I Board”) in accordance with the applicable provisions of the Organizational Documents of Holdco I. At all times, the Holdco I Board shall be comprised of the same number of directors as the number of directors that then comprise the board of directors of TAM (the “TAM Board”) and the directors of Holdco I shall be the same individuals that then are directors of TAM. The Holdco I Board shall be comprised of six directors and initially LATAM shall have the right to elect two individuals to the Holdco I Board and TEP shall have the right to elect four individuals to the Holdco I Board. Whenever LATAM or TEP so elects or appoints any individual as a director of Holdco I, it will select, and Holdco I will elect or appoint, the same individual as a director of TAM. Each person so elected by LATAM or TEP as a director of Holdco I is referred to herein as one of such Shareholder’s “Director Representatives”). The term of office for the directors of the Holdco I Board shall be two years.

SECTION 1.04 Removal and Vacancies. In the event of any vacancy on the Holdco I Board resulting from the resignation, incapacity, retirement, death or removal of any Director Representative of any Shareholder, such Shareholder shall have the right to designate another individual to replace such Director Representative on the Holdco I Board. In such event, the Shareholders shall cause their Director Representatives to request that the Holdco I Chairman call a special meeting of the Holdco I Board in order to appoint such designee to the Holdco I Board and to serve until the next annual meeting of the shareholders of Holdco I and at such meeting shall cause their Director Representatives to make such appointment. At the same time, LATAM and TEP shall cause their Director Representatives in their capacity as directors of TAM to request that the chairman of the TAM Board (the “TAM Chairman”) call a special meeting of the shareholders of TAM to elect such designee to the TAM Board and Holdco I shall elect such designee to the TAM Board to serve until the next annual meeting of the shareholders of TAM. If at any time any Director Representative of any Shareholder ceases to be a member of the TAM Board, such Shareholder shall promptly cause him or her to resign or to be removed from the Holdco I Board and the Shareholders will replace such Director Representative on the Holdco I Board pursuant to the foregoing procedures.

SECTION 1.05 Enabling Provisions.

(a) Each Shareholder agrees that it shall vote, or cause to be voted or execute written consents for, as the case may be, all shares of Holdco I Voting Stock beneficially owned by it, and each Party shall take all other action reasonably necessary (including by causing Holdco I or TAM to call a special meeting of shareholders or the Holdco I Chairman or the TAM Chairman to call a special meeting of the Holdco I Board or the TAM Board, as applicable) so as to give effect to the agreements with respect to representation on the Holdco I Board and the TAM Board contained in this Article I and to ensure that the other Organizational Documents of Holdco I and TAM (i) facilitate, enable and do not at any time conflict with any provision of this Agreement and (ii) permit each Shareholder to receive the full benefits to which each Shareholder is entitled under this Agreement. Each Party further agrees that it shall not take any action directly as a shareholder of Holdco I or TAM, indirectly through any of its Director Representatives as members of the Holdco I Board or the TAM Board, or otherwise that would contravene or frustrate the implementation of these agreements, and that it shall cause all of its Director Representatives as members of the Holdco I Board or the TAM Board to act at all times in conformity with, and to take such action as may reasonably be required of and available to them to ensure the fulfillment of, the terms of this Agreement and the other Organizational Documents of Holdco I and TAM. Holdco I agrees not to take, or to cause or permit TAM to take, any action that would conflict with or subvert the operation or enforcement of any provision of this Agreement or that would impede any Shareholder’s ability to receive the full benefits to which such Shareholder is entitled under this Agreement.

(b) Each Shareholder shall cause any and all shares of Holdco I Voting Stock beneficially owned by it and entitled to vote at any meeting of shareholders of Holdco I to be present in person or represented by proxy at all annual and special meetings of shareholders of Holdco I to the extent necessary so that all shares of Holdco I Voting Stock beneficially owned by it shall be counted as present for the purpose of determining the presence of a quorum at such meeting. Each Shareholder further agrees to execute from time to time in the future any document or documents required by Law to keep the agreements contained in this Section 1.05 in full force and effect at all times throughout the term of this Agreement. Each Shareholder agrees that it will take all necessary actions (including amending the Holdco I By-Laws) to effect and implement any stock splits or reverse stock splits of the Holdco I Non-Voting Stock at such times and in such proportions as any holder thereof shall request if (but only if) such split is necessary or advisable to permit or preserve the ability of TAM or any of its Subsidiaries to conduct operations in any market worldwide.

SECTION 1.06 Holdco I Chairman. For so long as TEP is entitled to elect at least one director to the Holdco I Board, TEP shall have the right to designate from time to time one of its Director Representatives to serve as chairman of the Holdco I Board (the “Holdco I Chairman”), who at all times shall be the same individual who is then serving as the TAM Chairman. After such designation, each Shareholder shall cause its Director Representatives to cause the Holdco I Board to appoint such Director Representative as the Holdco I Chairman in accordance with the Organizational Documents of Holdco I. Each time an individual is so appointed as the Holdco I Chairman, LATAM and TEP shall cause their Director Representatives in their capacity as directors of TAM, and Holdco I shall cause the directors of TAM, to appoint the same individual as the TAM Chairman in accordance with the Organizational Documents of TAM (as defined in the TAM Shareholders Agreement). As of the Effective Time and for a minimum period of two years, the Holdco I Chairman shall be Maria Cláudia Oliveira Amaro. In no event shall the Holdco I Chairman have a casting vote with respect to any matter before the Holdco I Board.

SECTION 1.07 Meetings of the Holdco I Board.

(a) Regular meetings of the Holdco I Board shall be held on a monthly basis, and each regular monthly meeting of the Holdco I Board shall occur on the same day as, and promptly before the regular monthly meeting of the TAM Board and within three business days after the regular monthly meeting of the board of directors of LATAM.

(b) Special meetings of the Holdco I Board may be called by the Holdco I Chairman on not less than 48 hours’ notice to each director of the Holdco I Board, and such meetings shall be called by the Holdco I Chairman with like notice and like manner promptly after receipt of a written request for a special meeting of the Holdco I Board by any one director of the Holdco I Board; provided, however, that notwithstanding the foregoing a special meeting of the Holdco I Board may be so called on any shorter notice permitted by applicable Law if necessary or desirable in the particular circumstances.

(c) The Holdco I By-Laws shall provide that the directors of the Holdco I Board shall be permitted to participate in, and shall be deemed to be present at, any meeting of the Holdco I Board using teleconference or any other means pursuant to which all the directors participating in such meeting can speak to and hear one another.

SECTION 1.08 Quorum. The quorum for any meeting of the Holdco I Board to be validly held shall be five directors of Holdco I.

SECTION 1.09 Holdco I Board Voting Requirements. Each director of the Holdco I Board shall have one vote on all matters before the Holdco I Board. Any action by the Holdco I Board concerning a Board Supermajority Matter as well as any other action required by applicable Law or this Agreement to be approved by directors constituting more than a simple majority of the Holdco I Board must be approved by the affirmative vote of five directors of Holdco I at a duly called meeting of the Holdco I Board at which a quorum is present and acting throughout (each, a “Supermajority Board Vote”). All actions by the Holdco I Board other than with respect to Board Supermajority Matters must be approved by the affirmative vote of a simple majority of the directors of the Holdco I Board at a duly called meeting of the Holdco I Board at which a quorum is present and acting throughout.

SECTION 1.10 Board Supermajority Matters. Notwithstanding any provision of this Agreement or the other Organizational Documents of Holdco I to the contrary and without prejudice to any statutory limitations requiring additional shareholder approvals, Holdco I shall not engage in or take, directly or indirectly, any of the following actions (each, a “Board Supermajority Matter”) unless approved by a Supermajority Board Vote:

(i) to create (including by the acquisition of shares), dispose of or admit new shareholders to any Subsidiary of Holdco I;

(ii) to approve or effect the acquisition, disposal, modification or encumbrance of (a) any Equity Securities or Convertible Securities in TAM, or (b) any other asset with a value greater than US$15,000,000;

(iii) to approve investments in any assets not related to the corporate purpose of Holdco I;

(iv) to execute any kind of agreement or to enter into any kind of transaction in an amount greater than US$15,000,000;

(v) to terminate, modify or waive any rights or claims of Holdco I under contracts or other arrangements in any amount greater than US$15,000,000;

(vi) to commence, participate in, compromise or settle any material action with respect to any litigation, judicial, administrative or arbitration proceeding relating to Holdco I in an amount greater than US$15,000,000;

(vii) to approve the execution, amendment, termination or ratification of acts or agreements with Related Parties;

(viii) to approve any financial statements of Holdco I or any amendments thereto or to any dividend, accounting or tax policy or principles of Holdco I;

(ix) to approve the grant of any kind of security interest or guarantee to secure obligations of third parties (including Related Parties);

(x) to appoint any executive other than the Holdco I CEO; and

(xi) to approve any vote to be cast by Holdco I, in its capacity as the holder of shares of TAM Ordinary Stock, in any shareholders meeting of TAM, including any vote relating to any appointment or removal of any director of TAM or any TAM Shareholder Supermajority Matter (as defined in the TAM Shareholders Agreement).

SECTION 1.11 Shareholder Required Vote. Any action by the shareholders of Holdco I concerning a Shareholder Supermajority Matter as well as any other action required by applicable Law or this Agreement to be approved by more than a simple majority of the holders of the then issued and outstanding shares of Holdco I

Voting Stock must be approved by the affirmative vote of the holders of shares representing at least 95% of the total number of shares of Holdco I Voting Stock then issued and outstanding at a duly called meeting of the shareholders of Holdco I at which a quorum is present and acting throughout (each, a “Supermajority Shareholder Vote”). All actions other than Shareholder Supermajority Matters must be approved by the affirmative vote of the holders of shares constituting a simple majority of the issued and outstanding shares of Holdco I Voting Stock at a duly called meeting of the shareholders of Holdco I at which a quorum is present and acting throughout.

SECTION 1.12 Shareholder Supermajority Matters. Notwithstanding any provision of this Agreement or the Organizational Documents of Holdco I to the contrary, Holdco I shall not engage in or take, directly or indirectly, any of the following actions (each, a “Shareholder Supermajority Matter”) unless approved by a Supermajority Shareholder Vote:

(i) to approve any amendments to the by-laws of Holdco I in respect to the following matters: (A) the corporate purpose, (B) the corporate capital, (C) the rights inherent to each class of shares and to the shareholders of Holdco I, (D) the attributions of the shareholders regular meeting or any limitation to attributions of the Holdco I Board, (E) increase or decrease of the number of directors and officers, (F) dividends or other distributions, (G) the term of Holdco I, (H) any change in the Fiscal Year of Holdco I and (I) the change of the headquarters of Holdco I;

(ii) to approve the dissolution, liquidation and winding-up of Holdco I;

(iii) to approve the transformation, merger, spin-up, or any kind of corporate reorganization of Holdco I;

(iv) to approve mechanisms for paying or making, or to approve, declare or pay, any dividends or other kinds of distributions to the shareholders of Holdco I;

(v) to approve the issuance, redemption, purchase or amortization of any Equity Securities or Convertible Securities of Holdco I;

(vi) to approve the disposal by sale, encumbrance or otherwise of 50% or more of the assets, including or not the liabilities, of Holdco I, as determined by the balance sheet of the previous year, or to approve a plan contemplating the disposal by sale, encumbrance or otherwise of 50% or more of the assets of Holdco I;

(vii) to approve the disposal by sale, encumbrance or otherwise of 50% or more of the assets of a Subsidiary of Holdco I representing at least 20% of the assets of Holdco I, or to approve the disposal by sale, encumbrance or otherwise of the Equity Securities of such Subsidiary of Holdco I which has the effect of making Holdco I lose control over it;

(viii) to approve the grant of any security interest or guarantee to secure obligations of third parties (including Related Parties) in excess of 50% of the assets of Holdco I;

(ix) to approve the execution, amendment, termination or ratification of acts or agreements with Related Parties, exclusively in the cases that a statutory limitation requires that these matters be approved by the shareholders; and

(x) to appoint or remove the Accountants.

SECTION 1.13 Required Actions. Each of Holdco I and each of its Subsidiaries shall exercise all rights it has as a shareholder of each of its respective Subsidiaries in an effort to cause such Subsidiary to comply with the requirements of this Agreement; provided, however, that the foregoing sentence shall not be construed to require Holdco I or any of its Subsidiaries to take, and in exercising such rights none of them will take, any action that would cause any director of each such respective Subsidiary to breach his or her fiduciary duties. In selecting the candidates that TEP will propose pursuant to Section 2.02 of the TAM Shareholders Agreement, TEP shall be guided by the following principles: (a) alignment with the strongest performing leader, i.e., the best of breed; (b) maximization of synergy value capture; (c) conforming to local regulations and culture; and (d) simplest and easiest execution.

SECTION 1.14 Management of Holdco I. The day-to-day business and affairs of Holdco I shall be managed by the chief executive officer of Holdco I (the “Holdco I CEO”) under the oversight of the Holdco I Board. At all times the individual serving as the Holdco I CEO shall be the same individual that is then serving as the Chief Executive Officer of TAM pursuant to Section 2.02 of the TAM Shareholders Agreement. The term of office of the Holdco I CEO shall be two years.

ARTICLE II

ACCOUNTING, BOOKS AND RECORDS

SECTION 2.01 Fiscal Year. Unless and until changed by an amendment of the Holdco I By-Laws, the fiscal year of Holdco I shall end on December 31 in each year (the “Fiscal Year”) and Holdco I, LATAM and TEP shall take, Holdco I shall cause the directors of TAM to take and LATAM and TEP shall cause their Director Representatives acting in their capacity as directors of TAM to take all necessary action to ensure that the fiscal years of TAM and each of its Subsidiaries are at all times identical to the Fiscal Year.

SECTION 2.02 Accountants. Unless and until removed or changed by Supermajority Shareholder Vote, the independent public accountants for Holdco I shall be PricewaterhouseCoopers LLP (the “Accountants”) and Holdco I, LATAM and TEP shall take, Holdco I shall cause the directors of TAM to take and LATAM and TEP shall cause their Director Representatives acting in their capacity as directors of TAM to take, all necessary action to ensure that the Accountants are at all times the independent public accountants of TAM and each of its Subsidiaries.

SECTION 2.03 Books and Records.

(a) Holdco I shall keep, and shall cause its Subsidiaries to keep, in all material respects, at their respective principal offices, full, complete and accurate books and records with respect to the business and affairs of Holdco I and its Subsidiaries. The books and records shall be maintained in a manner that provides Shareholders with sufficient information so as to permit (i) the preparation of consolidated financial statements for TAM and its Subsidiaries and financial statements for Multiplus S.A. on a stand-alone basis, in each case in accordance with IFRS, (ii) the Shareholders to account for their interests in Holdco I and its Subsidiaries in their respective financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”), and (iii) the preparation of all required tax returns of Holdco I, TAM and its Subsidiaries and of the Shareholders.

(b) Holdco I shall, as and when reasonably requested by any Shareholder, prepare and furnish (or cause to be prepared and furnished) to such Shareholder, at the expense of Holdco I, such financial and other data concerning the business and affairs of Holdco I and its Subsidiaries as may be reasonably required by such Shareholder for tax, accounting, reporting, oversight, or other legitimate business purposes of such Shareholder, such information to be prepared on the basis and in the format that such Shareholder may reasonably request in order to meet the requirements of its accounting, tax and oversight and reporting systems or the requirements of Law.

(c) Holdco I shall, and shall cause its Subsidiaries to, retain for not less than ten years and for such longer period as required by Law, all of their respective books and records (including the books and records of predecessor businesses, including those relating to periods prior to the Effective Time).

SECTION 2.04 Access to Information, Audit and Inspection.

(a) Each Shareholder and its Representatives shall have (and Holdco I shall cause its Subsidiaries to provide such Shareholder and its Representatives with) full access at reasonable times and during normal business hours to all books and records for Holdco I and its Subsidiaries and their respective businesses (including those books and records pertaining to periods prior to the Effective Time), including the right to examine and audit any of such books and records and to make copies and extracts therefrom. Each Shareholder shall bear all expenses incurred by it and its Representatives in making any such examination on its behalf. Holdco I shall, and shall cause each of its Subsidiaries to, make arrangements for each Shareholder and its Representatives to have prompt access at reasonable times and during normal business hours to its officers, directors and employees to discuss the business and affairs of Holdco I and its Subsidiaries and the books and records pertaining thereto. The provisions of this Section 2.04(a) shall survive any termination of this Agreement and shall continue to apply to Holdco I and its Subsidiaries and be enforceable by a Shareholder regardless of whether such Shareholder ceases to beneficially own any shares of Holdco I Voting Stock but only to the extent that such books and records and such access to officers, directors and other employees are reasonably requested by a Shareholder in connection with any pending Action involving such Shareholder or any of its Affiliates insofar as such matter relates to the business or affairs of Holdco I and its Subsidiaries (including any matters relating to the business and affairs of any predecessor businesses, including matters relating to periods prior to the Effective Time).

(b) Holdco I shall provide each Shareholder with copies of each completed annual tax return required by Law to be filed by Holdco I or any of its Subsidiaries (each, a “Tax Return”) at least twenty business days prior to the due date (including any extensions of such due date) of the filing of such Tax Return, and each Shareholder may review any such Tax Return prior to its filing with the appropriate Governmental Entity. Holdco I shall consult with the Shareholders and negotiate in good faith to resolve any issues arising as a result of the Shareholders’ review of any such Tax Return. The Shareholders and Holdco I and its Subsidiaries shall use all reasonable good faith efforts to resolve any issue in dispute as promptly as practicable but in any event prior to the due date for the filing of any such Tax Return. In the event that an issue resulting from the review by a Shareholder of any such Tax Return remains in dispute as of the due date for the filing of such Tax Return, such Tax Return shall be filed with the appropriate Governmental Entity in accordance with the recommendation of the Accountants.

SECTION 2.05 Annual Budget and Business Plan.

The annual budget and business plan for the current Fiscal Year and the business plan for the next five Fiscal Years of Holdco I (collectively, the “Holdco I Plans”) at all times shall be identical to the annual budget and business plan and the five-year business plan for the next five fiscal years then in effect for TAM and its Subsidiaries. The Holdco I Board shall cause Holdco I and its Subsidiaries to operate in accordance with, and the officers and employees of Holdco I and its Subsidiaries to implement, the Holdco I Plans and shall conduct, or cause to be conducted, the business of Holdco I and its Subsidiaries in accordance with any such Holdco I Plans.

ARTICLE III

TRANSFERS AND CONVERSION OF STOCK

SECTION 3.01 Restrictions on Certain Transfers. No holder of any shares of Holdco I Voting Stock (other than LATAM) will, or will permit any of its Affiliates (including the ultimate beneficial owners of such holder) to, directly or indirectly, by operation of law or otherwise, sell, exchange, transfer, convey, assign, mortgage, pledge, encumber or otherwise dispose of any direct or indirect interest in or beneficial ownership of (each, a “Transfer”) all or any portion of the shares of Holdco I Voting Stock beneficially owned by it to any Person except in compliance with this Section 3.01. Any Transfer made other than in compliance with the terms of this Section 3.01 shall be null and void and of no force or effect. LATAM shall be entitled to specific performance (to the extent permitted by Law) of its rights under this Section 3.01, in addition to any other legal and equitable remedies to which it may be entitled under Law. Without limitation of the foregoing, TEP shall not vote its shares of Holdco I Voting Stock, or take any other action, in support of any Transfer by Holdco I of any Equity Securities or any Convertible Securities issued by it or by any of TAM or its Subsidiaries without the prior written consent of LATAM.

(a) Block Sales. On and after the tenth anniversary of the Effective Time (the “Tenth Anniversary”) and prior to the first date on which LATAM would be permitted under applicable Law in Brazil and other applicable Law to fully convert all of the shares of Holdco I Non-Voting Stock beneficially owned by LATAM and its Affiliates into shares of Holdco I Voting Stock and such conversion would not have any Adverse Effect (the “Full Conversion Date”), TEP may sell or transfer all (but not less than all) of its shares of Holdco I Voting Stock to any Person in a single block sale (a “Block Sale”) if (but only if) such Block Sale complies with all of the requirements set forth in this Section 3.01(a).

(i) A Block Sale must include all of the shares of LATAM Common Stock that TEP is contractually obligated to transfer along with its shares of Holdco I Voting Stock (collectively, “LATAM Shares”) in such Block Sale.

(ii) Prior to a Block Sale, the Person to whom such shares are to be sold or transferred has been approved by a resolution duly adopted by the LATAM Board as a buyer of such shares of Holdco I Voting Stock; it being agreed that the LATAM Board shall grant such approval without unreasonable delay unless it has a bona fide business objection to such Person being the transferee of such shares or if a transfer of such shares to such Person would, in the reasonable determination of the LATAM Board, be inconsistent with applicable Law in Brazil.

(iii) No Block Sale shall be permitted if it would have a material adverse effect on the ability of (x) LATAM or Holdco I to own, or to receive the full benefits of ownership of, TAM and its Subsidiaries or (y) TAM or its Subsidiaries to operate their airline businesses worldwide (each, an “Adverse Effect”).

(b) Forced Vote Sales. On and after the third anniversary of the Effective Time, if during any twenty-four month period TEP is required to vote its shares of common stock, no par value (the “LATAM Common Stock”), of LATAM as directed by the LATAM Controlling Shareholders at two meetings (consecutive or not) of the shareholders of LATAM held at least twelve months apart, then after the second such shareholder meeting TEP shall have the right to sell or transfer all (but not less than all) of its shares of Holdco I Voting Stock together with its LATAM Shares (each, a “Forced Vote Sale”) if (i) TEP delivers a written notice to LATAM within 30 days after the date on which such second meeting was held that it intends to make a Forced Vote Sale (the “Second Meeting Date”), (ii) if such Forced Vote Sale is made prior to the Full Conversion Date it complies with the requirements of Section 3.01(a), but without giving effect to the phrase “On and after the Tenth Anniversary and” at the beginning of such section and (iii) such Forced Vote Sale is completed within eighteen months after the Second Meeting Date (such period, as it may be extended pursuant to this Section 3.01(b), the “Forced Vote Sale Period”); provided that if TEP has made a bona fide and reasonably diligent effort to complete a Forced Vote Sale within the Forced Vote Sale Period but has been unable to do so, then the Forced Vote Sale Period shall be extended for twelve months. If a Forced Vote Sale is not completed within the Forced Vote Sale Period, then this Section 3.01(b) shall only apply with respect to instances that TEP is required to vote its LATAM Shares as directed by the LATAM Controlling Shareholders after such date.

(c) Release Event Sales. If a Release Event occurs and prior to such Release Event TEP has not sold or transferred any shares of Holdco I Voting Stock and/or any shares of LATAM Common Stock that were (i) beneficially owned by TEP immediately after the Effective Time and (ii) not exempted from the provisions of Article III of the Control Group Shareholders Agreement at the time of such sale or transfer (collectively, “LATAM Restricted Shares”), then at any time after such Release Event, TEP shall have the right to sell or transfer all (but not less than all) of its shares of Holdco I Voting Stock together with its LATAM Restricted Shares; provided, however, that if the sale or transfer occurs prior to the Full Conversion Date it must comply with the requirements of Section 3.01(a) but without giving effect to the phrase “On and after the Tenth Anniversary and,” at the beginning of such section. A “Release Event” shall be deemed to have occurred only if and when each of the following events shall have occurred: (i) a capital increase (as defined under the Law of Chile) in LATAM is completed after the Effective Time, (ii) TEP does not fully exercise the preemptive rights granted to it under applicable Law in Chile with respect to such capital increase in respect of all of its LATAM Restricted Shares, (iii) after such capital increase is completed, the individual designated by TEP for election to the LATAM Board with the assistance of the LATAM Controlling Shareholders is not elected to such board.

(d) LATAM Transfers. LATAM shall not sell or transfer any shares of TAM Stock to any Person (other than an Affiliate of LATAM) at any time when TEP owns any shares of Holdco I Voting Stock; provided, however, that, notwithstanding the foregoing LATAM will have the right to effect such a sale or transfer if LATAM (or its assignee) acquires all the shares of Holdco I Voting Stock beneficially owned by TEP for an amount equal to TEP’s then current tax basis in such shares and any costs TEP is required to incur to effect such sale or transfer at the same time as such sale or transfer. TEP hereby irrevocably grants LATAM the assignable right to purchase all of the shares of Holdco I Voting Stock beneficially owned by TEP in connection with any sale pursuant to the proviso in the immediately preceding sentence.

SECTION 3.02 Ownership Control Events. If at any time LATAM is permitted under the Law of Brazil and other applicable Law to beneficially own a greater percentage of the issued and outstanding shares of Holdco I Voting Stock than it currently beneficially owns, then LATAM shall have the right, exercisable in its sole discretion, in whole or in part, at any time or from time to time, to convert the shares of Holdco I Non-Voting Stock beneficially owned by it into shares of Holdco I Voting Stock on a 1:1 basis or at another conversion ratio agreed to by LATAM and TEP in writing prior to such conversion, in each case to the maximum extent allowable under applicable Law (the “Conversion Option”) by providing written notice of such election to TEP and Holdco I (each, an “Ownership Notice”); provided, however, that notwithstanding the foregoing LATAM may exercise the Conversion Option only if and to the extent that the consummation of such exercise would not have any Adverse Effect. If at any time LATAM is permitted under applicable Law to have more than two Director Representatives on the Holdco I Board, then LATAM shall have the right, exercisable in its sole discretion, in whole or in part, at any time or from time to time, to appoint additional Director Representatives to the Holdco I Board in accordance with Section 1.03 by providing written notice of such election to TEP and Holdco I (each, a “Director Election Notice”); provided, however, that notwithstanding the foregoing LATAM shall not have the right to deliver any Director Election Notice that would result in it appointing half or a majority of the members of any Holdco I Board unless at such time LATAM is permitted under applicable Law in Brazil and other applicable Law to own a majority of the outstanding shares of Holdco I Voting Stock. Promptly following delivery of any Ownership Notice or Director Election Notice to TEP and Holdco I, each of Holdco I and TEP shall cooperate with LATAM and shall take or cause to be taken all actions (including by calling a special meeting of shareholders of Holdco I to remove all the directors of the Holdco I and to relect such directors and elect the additional individuals designated by LATAM to the Holdco I Board), and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the Organizational Documents of Holdco I and applicable Law to permit LATAM to increase its representation on the Holdco I Board and/or to convert such shares of Holdco I Non-Voting Stock into shares of Holdco I Voting Stock pursuant to this Section 3.02. Without limitation of the foregoing, TEP agrees to cause one or more of its Director Representatives to resign from each Holdco I Board promptly following request therefor from LATAM in order to effectuate the purpose of this Section 3.02. LATAM and Holdco I shall take all necessary action to ensure that at the same time that any individuals are added or removed from the Holdco I Board as a result of this Section 3.02 the same individuals are added or removed from the TAM Board. On and after the Tenth Anniversary and after LATAM has fully converted all of the shares of Holdco I Non-Voting Stock beneficially owned by it into shares of Holdco I Voting Stock as permitted by applicable Law in Brazil and other applicable Law (the “Full Ownership Conversion Date”), then LATAM shall have the right to purchase all of the shares of Holdco I Voting Stock held by all holders of such shares for an amount equal to TEP’s then current tax basis in such shares and any costs TEP is required to incur to effect such sale (the “Call Option”). If LATAM does not exercise the Call Option within 30 days following the occurrence of the Full Ownership Conversion Date or if, after the Tenth Anniversary, LATAM has the right under applicable Law in Brazil and other applicable Law to fully convert all the shares of Holdco I Non-Voting Stock beneficially owned by it into shares of Holdco I Voting

Stock, such conversion would not have an Adverse Effect and LATAM has not fully exercised such right within 30 days after the first date on which LATAM has such right, then each of the holders of the shares of Holdco I Voting Stock shall have the right to put its shares to LATAM for an amount equal to its then current tax basis in such shares and any costs that it is required to incur to effect such sale.

ARTICLE IV

GENERAL PROVISIONS

SECTION 4.01 Term of Agreement. Except as otherwise provided under applicable Law, this Agreement shall continue in effect as to each of the Parties until (i) it is terminated as to any Party by the written consent of all the Parties or (ii) with respect to any Shareholder, the first day on which such Shareholder no longer beneficially owns any shares of Holdco I Voting Stock, whichever is sooner to occur. This Agreement shall not terminate solely due to any dissolution, liquidation or winding up of Holdco I. The termination of this Agreement as to any Shareholder shall not affect any of the rights and obligations of any of the other Parties with respect to each other. In the event that this Agreement terminates as to any Shareholder, thereafter such Shareholder shall have no further liability to the other Parties or to any of their respective shareholders, directors, officers, employees or other Affiliates and such other Parties shall have no further liability to such Shareholder, in each case solely in respect of this Agreement; provided, however, that the foregoing shall not apply to any provisions hereof that expressly survive the termination of this Agreement (including Sections 2.04 and 4.02); and provided, further, that nothing herein shall relieve any Party of any liability for any breach of this Agreement that occurred prior to such termination.

SECTION 4.02 Fees and Expenses. All fees and expenses incurred in connection with this Agreement shall be paid by the Party incurring such fees or expenses. The provisions of this Section 4.02 shall survive any termination of this Agreement.

SECTION 4.03 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF; PROVIDED, HOWEVER, THAT NOTWITHSTANDING THE FOREGOING THE AUTHORIZATION AND EXECUTION OF THIS AGREEMENT BY EACH PARTY SHALL BE GOVERNED BY THE LAW OF ITS JURISDICTION OF INCORPORATION.

SECTION 4.04 Definitions. For the purposes of this Agreement, the following terms shall have the meanings assigned below:

(a) “Actions” means any actions, suits, claims, allegations, hearings, proceedings, arbitrations, mediations, audits, inquiries or investigations (whether civil, criminal, administrative or otherwise).

(b) “Affiliate” shall have the meaning assigned to such term in Rule 12b-2 under the U.S. Exchange Act; provided, however, that (i) no Shareholder shall be deemed to be an Affiliate of any other Shareholder or any of its Affiliates solely by reason of this Agreement and (ii) the restrictions on Transfers in Article III shall apply to the holders of shares of Holdco I Voting Stock and their Affiliates, including the ultimate beneficial owners of such holders.

(c) “beneficial ownership” (and its correlative phrases) shall have the meanings assigned to such phrases in Rule 13d-3 promulgated under the U.S. Exchange Act (without taking into account any rights of such Person or any of its Affiliates under Section 1.05 hereof) if the references to “within 60 days” in Rule 13d-3(d)(1)(i) were omitted. For all purposes of this Agreement, a Shareholder shall be deemed to beneficially own all shares of LATAM Common Stock and Holdco I Voting Stock beneficially owned by it and its Affiliates, including the beneficial owners of such Shareholder.

(d) “business day” shall mean any day that is not a Saturday, Sunday or a day on which banking institutions are required or authorized by Law or executive order to be closed in Santiago, Chile or São Paulo, Brazil.

(e) “contract” shall mean any loan, credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement or other contract, agreement, obligation, commitment or instrument or other legally binding arrangement or understanding, whether written or oral.

(f) “Control” (and its correlative terms) shall have the meanings assigned to such terms in Rule 12b-2 promulgated under the U.S. Exchange Act.

(g) “Control Group Shareholders Agreement ” means the shareholders agreement, dated as of the date hereof, among the LATAM Controlling Shareholders and TEP Chile.

(h) “Convertible Securities” means, with respect to any Person, any securities, options, warrants or other rights of, or granted by, such Person or any of its Affiliates that are, directly or indirectly, convertible into, or exercisable or exchangeable for, any Equity Securities of such Person or any of its Affiliates.

(i) “Equity Securities” means, with respect to any Person, any capital stock of, or other equity interests in such Person.

(j) “Governmental Entity” means any governmental, quasi-governmental or regulatory authority, body, department, commission, board, bureau, agency, division, court, organized securities exchange or other legislative, executive or judicial governmental entity or instrumentality of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof.

(k) “Holdco I Non-Voting Stock” shall mean the non-voting stock, no par value, of Holdco I, which, pursuant to the Holdco I By-Laws, shall have the exclusive right to receive all dividends, distributions or other amounts payable by Holdco I in respect of any shares of its capital stock (including a preference to be paid in connection with any liquidation, capital reduction, winding up, recapitalization or reorganization) other than the Dividend Rights and which shall have no right to vote on, approve or consent to any matter that is subject to any vote of, approval by or consent from the shareholders of Holdco I under the Law of Chile or otherwise other than the rights to vote on, approve or consent to matters requiring the approval of the holders of shares of Holdco I Non-Voting Stock under the Law of Chile or otherwise (collectively, the “Limited Voting Rights”).

(l) “Holdco I Voting Stock” shall mean the voting stock, no par value, of Holdco I, which, pursuant to the Holdco I By-Laws, shall have the exclusive right to vote on, approve or consent to all matters that are subject to any vote of, approval by or consent from the shareholders of Holdco I under the Law of Chile or otherwise (other than the Limited Voting Rights) and which shall have no economic rights other than the right to receive a nominal dividend (collectively, “Dividend Rights”).

(m) “Law” means any statute, common law, ordinance, rule, regulation, agency requirement or Order of, or issued, promulgated or entered into by or with, any Governmental Entity.

(n) “Order” means any order, decision, writ, injunction, decree, judgment, legal or arbitration award, stipulation, license, permit or agreement issued, promulgated or entered into by or with (or settlement or consent agreement subject to) any Governmental Entity.

(o) “Organizational Documents” shall mean (i) with respect to Holdco I, this Agreement, the TAM Shareholders Agreement and the Holdco I By-Laws and (ii) with respect to TAM and its Subsidiaries, this Agreement and the TAM Shareholders Agreement and the by-laws or other comparable governing documents of such Persons.

(p) “Person” means any natural person, firm, corporation, partnership, company, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity.

(q) “Related Party” means (a) any Person that, individually or jointly with other(s), directly or indirectly (i) controls Holdco I or any of its Subsidiaries; (ii) is controlled by Holdco I or any of its Subsidiaries; or (iii) is controlled by any Person that controls, individually or jointly with other(s), Holdco I or any of its Subsidiaries; (b) any successor of the controlling shareholder of Holdco I or any of its Subsidiaries, in the event of dissolution, capital decrease by the delivery of shares to shareholders, spin-off and any other corporate transaction; and (c) any board member, officer or manager of the companies mentioned above.

(r) “Representatives” with respect to any Person, shall mean the directors, officers, employees, auditors, accountants, legal counsel, financial advisors and other agents or representatives of or to such Person and its Subsidiaries.

(s) “Subsidiary” means, with respect to any Person, (i) a corporation in which such Person, together with its Subsidiaries, beneficially owns Voting Securities of such corporation which entitle them, collectively, to cast more than 50% of all the votes entitled to be cast by the holders of all Voting Securities of such corporation then outstanding in a general election of directors of such corporation or (ii) any Person that is not a corporation in which such Person, and/or one or more other Subsidiaries of such Person, directly or indirectly, has a majority equity or voting interest or the power to direct the policies, management and affairs thereof.

(t) “U.S. Exchange Act” shall mean the U.S. Securities Exchange Act of 1934.

(u) “Voting Securities” means, with respect to any Person, any securities or other equity or ownership interests in such Person which are entitled to vote generally in the election of directors of such Person (or, if such Person is not a corporation, the individuals who perform a similar function for such Person).

SECTION 4.05 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

SECTION 4.06 Amendment; Waiver. This Agreement may be amended and any performance, term or condition waived in whole or in part only by a writing signed by all Parties affected by the amendment (in the case of an amendment) or by the Party against whom the waiver is to be effective (in the case of a waiver). No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any singular partial exercise of such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Waiver by any Party of any breach or failure to comply with any provision of this Agreement by another Party shall not be construed as, nor shall constitute, a continuing waiver of such provisions, or a waiver of any other breach of or failure to comply with any other provisions of this Agreement.

SECTION 4.07 Assignment. Subject to the provisions of Section 3.01 and the Control Group Shareholders Agreement, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties, and any purported assignment without such consent shall be null and void and of no force or effect. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

SECTION 4.08 No Third-Party Beneficiaries. Except as otherwise expressly stated herein, the Parties hereby agree that the agreements and covenants set forth herein are solely for the benefit of the other Parties in accordance with, and subject to the terms of, this Agreement and that this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

SECTION 4.09 After-Acquired Holdco I Voting Stock. All of the provisions of this Agreement shall apply to all shares of Holdco I Voting Stock now owned by any Shareholder and to all shares of Holdco I Voting Stock which may be issued or transferred hereafter to any Shareholder in consequence of any additional issuance, purchase, exchange, or reclassification of shares, corporate reorganization, or any other form of recapitalization, or consolidation, merger, amalgamation or share split, or share dividend, or which are acquired by any Shareholder in any other manner.

SECTION 4.10 Notices. All notices, requests, claims, demands, instructions and other communications or documents given hereunder shall be in writing and shall be delivered personally or sent by registered or certified mail (postage prepaid), facsimile or overnight courier to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to LATAM, to:

Claro y Cia.

Apoquindo 3721, piso 13,

Santiago, Chile

Attention: José María Eyzaguirre B.

Fax: +56 2 367 3003

jmeyzaguirre@claro.cl

with copies (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

United States of America

Attention: Sergio Galvis and Duncan McCurrach

Fax: +1 212 558 3588

galviss@sullcrom.com

mccurrachd@sullcrom.com

If to Holdco I or TEP to:

Turci Advogados

Rua Dr. Renato Paes de Barros, 778

-1° andar – cj.12

04530-0001

São Paulo – SP

Brasil

Attention: Flavia Turci

Fax: +55 11 2177 2197

turci@turci.com

with a copy (which shall not constitute notice) to:

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

Attention: Sarah Jones and Anand Saha

Fax: +1 212 878 8375

Sarah.Jones@CliffordChance.com

Anand.Saha@CliffordChance.com

Any notice, request, claim, instruction or other communication or document given as provided above shall be deemed given to the receiving party (i) if delivered personally, upon actual receipt, (ii) if sent by registered or certified mail, three business days after deposit in the mail, (iii) if sent by facsimile, upon confirmation of successful transmission if within one business day after such facsimile has been sent such notice, request, claim, instruction or other communication or document is also given by one of the other methods described above and (iv) if sent by overnight courier, on the next business day after deposit with the overnight courier.

SECTION 4.11 Specific Enforcement; Consent to Jurisdiction. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity, without the necessity of proving the inadequacy of monetary damages or of posting bond or other undertaking, as a remedy and to obtain injunctive relief against any breach or threatened breach hereof. In the event that any Action is brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party waives the defense or counterclaim that there is an adequate remedy at Law. Each of the Parties hereby irrevocably consents and submits itself to the personal jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the Borough of Manhattan, The City of New York (collectively, the “Agreed Courts”) solely in respect of the interpretation and enforcement of the provisions of this Agreement, and the documents referred to herein and the transactions contemplated by this Agreement (collectively, the “Agreed Issues”), waives, and agrees not to assert, as a defense in any Action, suit or proceeding in an Agreed Court with respect to the Agreed Issues that such Party is not subject thereto or that such Action, suit or proceeding may not be brought or is not maintainable in such Agreed Court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such Agreed Court, and the Parties irrevocably agree that all claims with respect to any Action, suit or proceeding with respect to the Agreed Issues shall be heard and determined only in an Agreed Court. The Parties hereby consent to and grant to each Agreed Court jurisdiction over the Person of such parties and, to the extent permitted by Law, over the subject matter of any dispute with respect to the Agreed Issues and agree that mailing of process or other papers in connection with any such Action or proceeding in the manner provided in Section 4.10 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

SECTION 4.12 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (I) CERTIFIES THAT IT HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND MADE IT VOLUNTARILY AND THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 4.12.

SECTION 4.13 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be considered an original instrument and all of which shall together constitute the same agreement. This Agreement shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

SECTION 4.14 Interpretation. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any contract, instrument or Law defined or referred to herein or in any contract or instrument that is referred to herein means such contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Except as otherwise expressly provided herein, all remedies provided herein shall be in addition to any other remedies that the Parties may otherwise have under applicable Law. Any reference in this Agreement to a “day” or a number of “days” (without the explicit qualification of “business”) shall be interpreted as a reference to a calendar day or number of calendar days. This Agreement is the product of negotiation by the Parties having the assistance of counsel and other advisers, and the Parties and their counsel and other advisers having participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

SECTION 4.15 Filing Requirement. A copy of this Agreement shall be filed at the headquarters of LATAM and Holdco I for all purposes of applicable Law.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of the date first above written.

LAN AIRLINES S.A.

By:	/s/ Enrique Cueto Plaza
Name: Enrique Cueto Plaza
Title: Chief Executive Officer

By:	/s/ Roberto Alvo Milosawlewitsch
	Name:	Roberto Alvo Milosawlewitsch
	Title:	Senior Vice President,
Strategic Planning and Corporate Development

HOLDCO I S.A.

By:	/s/ Maria Cláudia O. Amaro
Name: Maria Cláudia O. Amaro
Title: Director

TEP CHILE S.A.

By:	/s/ Maria Cláudia O. Amaro
Name: Maria Cláudia O. Amaro
Title: Director

[Signature Page to Holdco I Shareholders Agreement]

EXHIBIT A

LATAM Group Ownership Structure and Organizational Structure

-J-A-1-

EXHIBIT B

By-laws of Holdco I

-J-B-1-

Annex K

SHAREHOLDERS AGREEMENT

Among

LAN AIRLINES S.A.,

TAM S.A.,

TEP CHILE S.A.

and

HOLDCO I S.A.

Dated as of January 25th, 2012

-K-i-

INDEX OF DEFINED TERMS

Page
Accountants	K-10
Actions	K-13
Affiliate	K-13
Agreed Courts	K-18
Agreed Issues	K-18
Agreement	K-1
Airline Subsidiaries	K-6
Annual Budget and Business Plan	K-12
Approved Plans	K-4
beneficial ownership	K-14
board member	K-14
Board Representative Election Notice	K-2
Board Representatives	K-2
Board Supermajority Matter	K-4
business day	K-14
contract	K-14
Control	K-14
Convertible Securities	K-14
Departure	K-2
Effective Time	K-2
Equity Securities	K-14
Fiscal Year	K-10
Foreign Ownership Control Laws	K-14
Governmental Entity	K-14
Holdco I	K-1
IFRS	K-10
LATAM	K-1
LATAM Group	K-14
Law	K-15
Majority Board Vote	K-4

Page
Multi-Year Business Plan	K-12
Order	K-15
Organizational Documents	K-15
Parties	K-1
Person	K-15
Related Party	K-15
Representatives	K-15
Shareholder Supermajority Matter	K-6
Shareholders	K-1
Subsidiary	K-15
Supermajority Board Vote	K-4
Supermajority Shareholder Vote	K-6
TAM	K-1
TAM Board	K-2
TAM CCO	K-9
TAM CEO	K-8
TAM CFO	K-9
TAM Chairman	K-3
TAM Company	K-4
TAM COO	K-9
TAM Diretoria	K-8
TAM Group	K-8
TAM Ordinary Stock	K-1
TAM Preferred Stock	K-1
TAM Stock	K-1
Tax Return	K-11
TEP	K-1
U.S. Exchange Act	K-15
Voting Securities	K-15

-K-ii-

SHAREHOLDERS AGREEMENT, dated as of January 25th, 2012 (this “Agreement”), among LAN AIRLINES S.A., a company organized under the Law of Chile (“LATAM”), HOLDCO I S.A., a company organized under the Law of Chile (“Holdco I” and, together with LATAM, the “Shareholders”), TEP Chile S.A., a company organized under the Law of Chile (“TEP”), and TAM S.A., a company organized under the Law of Brazil (“TAM” and, together with the Shareholders and TEP, the “Parties”).

W I T N E S S E T H

WHEREAS, as of the Effective Time (as defined below), Holdco I will own 100% of the shares of ordinary stock, no par value (the “TAM Ordinary Stock”), of TAM and LATAM will own 100% of the shares of the non-voting preferred stock, no par value (the “TAM Preferred Stock” and, together with the TAM Ordinary Stock, the “TAM Stock”), of TAM, which collectively will constitute all of the issued and outstanding shares of capital stock of TAM;

WHEREAS, as of the Effective Time, TEP and LATAM collectively will own 100% of the outstanding voting shares of Holdco I;

WHEREAS, the Parties desire to enter into this Agreement to set forth the terms and conditions upon which they have agreed to hold their shares of TAM Stock, including with respect to the voting thereof, as well as their agreements with respect to governance, management and operation of TAM and its Subsidiaries and certain other matters; and

WHEREAS, each of LATAM and Holdco I has determined and declared that the execution and delivery of this Agreement is in its best interests, and the execution, delivery and performance of this Agreement by it have been duly authorized by its board of directors and all other necessary corporate action on the part of it.

NOW, THEREFORE, in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I

GOVERNANCE OF TAM

SECTION 1.01 Scope of the Agreement; Effective Time. The Parties desire to set forth in this Agreement certain terms and conditions upon which the shares of TAM Stock will be held, including with respect to the voting thereof, as well as their agreements with respect to governance, management and operation of TAM and its Subsidiaries and certain other matters. In the event of any inconsistency or conflict between the provisions of this Agreement and the other Organizational Documents of TAM or any of its Subsidiaries, this Agreement shall control and the Parties shall use their commercially reasonable efforts to amend any such Organizational Documents to conform to the provisions of this Agreement and to exercise their rights under such Organizational Documents to give effect to such provisions. This Agreement shall become effective only if, and at that time at which, Holdco I becomes a holder of at least 80% of the outstanding shares of TAM Ordinary Stock (the “Effective Time”). All actions required to be taken or performed under this Agreement shall be taken or performed in accordance with applicable Law.

SECTION 1.02 Role and Composition of the TAM Board. The business and affairs of TAM shall be managed under the direction of the board of directors of TAM (the “TAM Board”) in accordance with the applicable provisions of the Organizational Documents of TAM. The TAM Board shall be comprised of six board members to be elected by Holdco I. Holdco I agrees to elect two individuals selected by LATAM and four individuals selected by TEP as the six board members of TAM (each person so selected by LATAM or TEP is referred to herein as one of their “Board Representatives”). The term of office for the board members of TAM shall be two years. If at any time LATAM is permitted under applicable Law to select more than two Board Representatives on the TAM Board, then LATAM shall have the right, exercisable in its sole discretion, in whole or in part, at any time or from time to time, to cause Holdco I to elect additional Board Representatives to the TAM Board by providing written notice of such election to Holdco I (each, a “Board Representative Election Notice”); provided, however, that notwithstanding the foregoing LATAM shall not have the right to deliver any Board Representative Election Notice that would result in it selecting half or a majority of the members of the TAM Board unless at such time LATAM is permitted under applicable Law in Brazil and other applicable Law to own a majority of the outstanding voting shares of Holdco I. Promptly following delivery of any Board Representative Election Notice to Holdco I, Holdco I shall cooperate with LATAM and shall take or cause to be taken all actions (including by calling a special meeting of shareholders of TAM to elect the additional individuals selected by LATAM for election to the TAM Board), and do or cause to be done all things reasonably necessary, proper or advisable on its part under the other Organizational Documents of TAM and applicable Law to permit LATAM to increase its representation on the TAM Board pursuant to this Section 1.02. Without limitation of the foregoing, Holdco I agrees to cause one or more of TEP’s Board Representatives to resign from the TAM Board promptly following request therefor from LATAM in order to effectuate the purpose of this Section 1.02.

SECTION 1.03 Removal and Vacancies. In the event of any vacancy on the TAM Board resulting from the resignation, incapacity, retirement, death or removal (each, a “Departure”) of any Board Representative of LATAM or TEP, such party shall have the right to select another individual to replace such Board Representative on the TAM Board. In such event, Holdco I shall cause a special meeting of the shareholders of TAM to be held to elect such replacement to the TAM Board and at such meeting shall elect such replacement to the TAM Board to serve until the next annual meeting of the shareholders of TAM. If at any time any Board Representative of LATAM or TEP ceases to be a board member of Holdco I, Holdco I shall promptly cause him or her to resign or to be removed from the TAM Board and Holdco I will replace such Board Representative on the TAM Board pursuant to the foregoing procedures.

SECTION 1.04 Enabling Provisions.

(a) Holdco I agrees that it shall vote, or cause to be voted or execute written consents for, as the case may be, all shares of TAM Ordinary Stock beneficially owned by it, and shall take all other action reasonably necessary (including by causing TAM to call a special meeting of shareholders or the TAM Chairman to call a special meeting of the TAM Board, as applicable) so as to give effect to the agreements with respect to representation on the TAM Board contained in this Article I and to ensure that the by-laws of TAM (i) facilitate, enable and do not at any time conflict with any provision of this Agreement and (ii) permit each of LATAM and TEP to receive the full benefits to which it is entitled under this Agreement. Holdco I further agrees that it shall not take any action directly as a shareholder of TAM, and each of LATAM and TEP agree it shall not take any action indirectly through any of its Board Representatives, or otherwise that would contravene or frustrate the implementation of these agreements. Each of LATAM and TEP shall cause all of its Board Representatives, and Holdco I shall cause each board member of TAM, to act at all times in conformity with, and to take such action as may reasonably be required of and available to them to ensure the fulfillment of, the terms of this Agreement and the by-laws of TAM. TAM agrees not to take any action that would conflict with or subvert the operation or enforcement of any provision of this Agreement or that would impede any party’s ability to receive the full benefits to which such party is entitled under this Agreement.

(b) Holdco I shall cause any and all shares of TAM Ordinary Stock beneficially owned by it and entitled to vote at any meeting of shareholders of TAM to be present in person or represented by proxy at all annual and special meetings of shareholders of TAM to the extent necessary so that all shares of TAM Ordinary Stock beneficially owned by it shall be counted as present for the purpose of determining the presence of a quorum at such meeting. Each party agrees to execute from time to time in the future any document or documents required by Law to keep the agreements contained in this Section 1.04 in full force and effect at all times throughout the term of this Agreement.

SECTION 1.05 TAM Chairman. For so long as TEP is entitled to select at least one individual to be elected as a board member of TAM, TEP shall have the right to designate from time to time one of its Board

Representatives to serve as the chairman of the TAM Board (the “TAM Chairman”). After any such designation, Holdco I shall cause the TAM Board to appoint such Board Representative as the TAM Chairman in accordance with the Organizational Documents of TAM. From and after the Effective Time until the second anniversary of the Effective Time, the TAM Chairman shall be Maria Cláudia Oliveira Amaro. In no event shall the TAM Chairman have a casting vote with respect to any matter before the TAM Board.

SECTION 1.06 Meetings of the TAM Board. Regular meetings of the TAM Board shall be held on a monthly basis. Special meetings of the TAM Board may be called by the TAM Chairman on not less than 48 hours’ notice to each board member of TAM, and such meetings shall be called by the TAM Chairman with like notice and like manner promptly after receipt of a written request for a special meeting of the TAM Board by any one board member of TAM; provided, however, that notwithstanding the foregoing a special meeting of the TAM Board may be so called on any shorter notice permitted by applicable Law if necessary or desirable in the particular circumstances.

SECTION 1.07 Quorum. The quorum for any meeting of the TAM Board to be validly held shall be five board members of TAM.

SECTION 1.08 TAM Board Voting Requirements. Each board member of TAM shall have one vote on all matters before the TAM Board. Any action by the TAM Board concerning a Board Supermajority Matter as well as any other action required by applicable Law or this Agreement to be approved by board members of TAM constituting more than a simple majority of the board members of TAM must be approved by the affirmative vote of five board members of TAM at a duly called meeting of the TAM Board at which a quorum is present and acting throughout (each, a “Supermajority Board Vote”). All actions by the TAM Board other than with respect to Board Supermajority Matters must be approved by the affirmative vote of a simple majority of the board members of TAM at a duly called meeting of the TAM Board at which a quorum is present and acting throughout (each, a “Majority Board Vote”).

SECTION 1.09 Board Supermajority Matters. Notwithstanding any provision of this Agreement or the other Organizational Documents of TAM or any of its Subsidiaries to the contrary, neither TAM nor any of its Subsidiaries shall, and TAM shall not permit any of its Subsidiaries to, engage in or take, directly or indirectly, any of the following actions (each, a “Board Supermajority Matter”), unless approved by a Supermajority Board Vote:

(i) to approve the Annual Budget and Business Plan and the Multi-Year Business Plan as well as any amendment to any of the foregoing (collectively, to the extent so approved, the “Approved Plans”);

(ii) take any action or agree to take any action that, individually or in the aggregate, causes or is reasonably likely to cause any capital, operating or other expense of TAM or any of its Subsidiaries (TAM and each such Subsidiary, a “TAM Company”) to be greater than (A) with respect to any action that would affect the profit and loss statement, the lesser of 1% of revenue or 10% of profit as set forth in the Approved Plans then in effect or (B) with respect to any action that affects the cash flow statement, the lesser of 2% of assets or 10% of cash and cash equivalents (as defined by IFRS) as set forth in the Approved Plans then in effect;

(iii) to create (including by the acquisition of shares), dispose of or admit new shareholders to any Subsidiary of any TAM Company, except to the extent expressly contemplated in the Approved Plans then in effect;

(iv) to approve the acquisition, disposal, modification or encumbrance by any TAM Company of (a) any Equity Securities or Convertible Securities of any TAM Company or any other companies, consortia, joint ventures or group of companies, or (b) any other asset with a value greater than US$15,000,000, in each case except to the extent expressly contemplated in the Approved Plans then in effect;

(v) to approve investments in any assets not related to the corporate purpose of any TAM Company, except to the extent expressly contemplated in the Approved Plans then in effect;

(vi) to execute any kind of agreement or to enter into any kind of transaction in an amount greater than US$15,000,000, except to the extent expressly contemplated in the Approved Plans then in effect;

(vii) to execute any kind of agreement or to enter into any kind of transaction, agreement or arrangement related to revenue or profit sharing agreements and any other agreement for the implementation of joint ventures or business collaborations, alliance memberships, codesharing agreements or other arrangements of such nature whatsoever, except to the extent expressly contemplated in the Approved Plans then in effect;

(viii) to terminate, modify or waive any rights or claims of any TAM Company under contracts or other arrangements in any amount greater than US$15,000,000, except to the extent expressly contemplated in the Approved Plans then in effect;

(ix) to commence, participate in, compromise or settle any material action with respect to any litigation, judicial, administrative or arbitration proceeding relating to any TAM Company, in an amount greater than US$15,000,000, except to the extent expressly contemplated in the Approved Plans then in effect;

(x) to approve the execution, amendment, termination or ratification of acts or agreements with Related Parties, except to the extent expressly contemplated in the Approved Plans then in effect;

(xi) to approve the financial statements of any TAM Company or any amendments thereto or any dividend, accounting and tax policy or principles of any TAM Company, as well as the appointment and removal of the Accountants;

(xii) to approve the grant of any kind of security interest or guarantees to secure obligations of third parties (including Related Parties);

(xiii) to appoint any executive other than the TAM Diretoria or to re-elect the then current TAM CEO or TAM CFO; and

(xiv) approve any vote to be cast by any TAM Company in the shareholders meetings, quotaholder meetings and board meetings of its Subsidiaries, including approval of any of the matters set forth in Section 1.11 involving any Subsidiary of TAM (being any reference to TAM thereunder applicable to the respective TAM Company).

SECTION 1.10 Shareholder Required Vote. Any action by the shareholders of TAM concerning a Shareholder Supermajority Matter as well as any other action required by applicable Law or this Agreement to be approved by more than a simple majority of the holders of the then issued and outstanding shares of TAM Ordinary Stock or TAM Stock must be approved by the affirmative vote of the holders of shares representing at least 85% of the total number of shares of TAM Ordinary Stock or TAM Stock, as the case may be, then issued and outstanding at a duly called meeting of the shareholders of TAM at which a quorum is present and acting (each, a “Supermajority Shareholder Vote”). All actions other than Shareholder Supermajority Matters must be approved by the affirmative vote of the holders of shares constituting a simple majority of the issued and outstanding shares of TAM Ordinary Stock at a duly called meeting of the shareholders of TAM at which a quorum is present and acting throughout.

SECTION 1.11 Shareholder Supermajority Matters. Notwithstanding any provision of this Agreement or the Organizational Documents of TAM or any of its Subsidiaries to the contrary, neither TAM nor any of its

Subsidiaries shall, and TAM shall not permit any of its Subsidiaries to, engage in or take, directly or indirectly, any of the following actions unless approved by a Supermajority Shareholder Vote (each, a “Shareholder Supermajority Matter”):

(i) to approve any amendments to the by-laws of any TAM Company in respect of the following matters: (A) the corporate purpose, (B) the corporate capital, (C) the rights inherent to each class of shares and to the shareholders of any TAM Company, (D) the attributions of the shareholders regular meetings or any limitation to attributions of the board of directors of any TAM Company, (E) increase or decrease in the number of board members and officers of any TAM Company, (F) the term of any TAM Company, (G) the change of the corporate headquarters of any TAM Company, (H) preemptive rights, (I) the composition, attributions and liabilities of the management of any TAM Company, and (J) dividends and other distributions;

(ii) to approve the dissolution, liquidation and winding up of TAM;

(iii) to approve the transformation, merger, spin-up, or any kind of corporate reorganization of TAM;

(iv) to pay or distribute dividends or any other kind of distributions, including interest on capital, to the shareholders of TAM; and

(v) to approve the issuance, redemption or amortization of any debt securities, Equity Securities or Convertible Securities into shares of TAM.

SECTION 1.12 TAM Subsidiaries.

(a) Airline Subsidiaries. With respect to each Subsidiary of TAM that is subject to the Foreign Ownership Control Laws (collectively, “Airline Subsidiaries”), all provisions relating to the governance and operations of such Subsidiary shall be identical to the provisions contained herein relating to the governance and operations of TAM, including, in the case of any such Subsidiaries that are managed by a board of directors, the provisions governing the composition and operation of such boards of directors (excluding those provisions relating to the dates for and frequency of meetings and actions requiring a Supermajority Board Vote or a Supermajority Shareholder Vote).

(b) Other Subsidiaries. Except as otherwise specified in this Section 1.12(b), with respect to each Subsidiary of TAM other than an Airline Subsidiary, the provisions relating to the governance and operations of such Subsidiary shall be identical to the provisions contained herein relating to the governance and operations of TAM, including, in the case of any such Subsidiaries that are managed by a board of directors, the provisions governing the composition and operation of such boards of directors (excluding those provisions relating to the dates for and frequency of meetings and actions requiring a Supermajority Board Vote or a Supermajority Shareholder Vote). With respect to any such Subsidiaries that are wholly-owned by TAM, the board of directors of any such Subsidiary shall be comprised of an equal number of board members of such Subsidiary selected by each of LATAM and TEP and all actions of the board of directors of any such Subsidiary must be approved by the affirmative vote of a majority of the board members of such Subsidiary thereof at a duly called meeting of such board of directors at which a quorum is present and acting throughout. With respect to any such Subsidiary that is not wholly owned by TAM, each of LATAM and TEP shall have the right to elect an equal number of board members of any such Subsidiary (unless TAM and/or its Subsidiaries have the right to elect an odd number of board members of such Subsidiary, in which case LATAM shall have the right to select the last board member), and the board members elected to any such Subsidiary shall not take any action unless and until all of such board members selected by LATAM and TEP have been elected and agree to take such action.

(c) Notwithstanding the foregoing provisions of this Section 1.12, if any requirement in clause (a) or (b) in this Section 1.12 would conflict with applicable Law as it applies to any Subsidiary of TAM or materially limit the business or operations of any such Subsidiary, then the Shareholders shall discuss and agree how to modify such requirements in respect of such Subsidiary in order to comply with Law or avoid such material limitation.

SECTION 1.13 Required Actions. Each of TAM and each of its Subsidiaries shall exercise all rights it has as a shareholder of each of its respective Subsidiaries in an effort to cause such Subsidiary to comply with the requirements of this Agreement; provided, however, that the foregoing sentence shall not be construed to require TAM or any of its Subsidiaries to take, and in exercising such rights none of them will take, any action that would cause any board member of each such respective Subsidiary to breach his or her fiduciary duties.

ARTICLE II

TAM GROUP DIRETORIA

SECTION 2.01 Role of Management.

(a) Management of TAM. The day-to-day business and affairs of TAM shall be managed by the TAM Diretoria (as defined below) under the oversight of the TAM Board. The Diretoria of TAM shall be comprised of the TAM CEO, the TAM CFO, the TAM COO and the TAM CCO (collectively, the “TAM Diretoria”). The term of office for each of the members of the TAM Diretoria shall be two years.

SECTION 2.02 TAM Chief Executive Officer. As of the Effective Time, Marco Bologna will be the chief executive officer (Diretor Presidente) of TAM and its Subsidiaries (collectively, the “TAM Group”, and such chief executive officer, the “TAM CEO”). The TAM CEO shall have general supervision, direction and control of the business and operations of the TAM Group and shall carry out all orders and resolutions of the TAM Board. Without limitation of the foregoing, the TAM CEO shall have the following responsibilities:

(i) conducting the day-to-day management of the TAM Group;

(ii) serving as the company officer of the TAM Group and as the representative of the LATAM Group before all Governmental Entities in Brazil, including the Brazilian government and National Civil Aviation Agency of Brazil (Agência Nacional de Aviação, or ANAC);

(iii) together with the chief executive officer (Vice Presidente Ejecutivo) of LATAM and the chief operating officer (Gerente General) of LATAM, implementing the integration of LATAM and its Subsidiaries and TAM and its Subsidiaries; and

(iv) serving as a senior participant in all business unit and function committees of the LATAM Group.

The term of the TAM CEO shall be two years. Subject to Section 1.09(xiii), the TAM CEO shall be reelected at the end of his or her current term unless a Departure of the TAM CEO occurs prior to the end of such current term. In the case of any election other than a re-election of the then current TAM CEO, TEP shall recommend to LATAM in writing three potential candidates for appointment by the TAM Board as the TAM CEO. Any potential candidates for the office of the TAM CEO shall be recommended by, or shall have received a favorable evaluation from, one of the three then-leading executive search companies in Brazil. Prior to the next regular meeting of the TAM Board, LATAM shall notify TEP and Holdco I in writing of its selection of one individual from among the list of three potential candidates provided by TEP for appointment as the TAM CEO, and promptly thereafter TEP and LATAM shall each cause their respective Board Representatives, and Holdco I shall cause the board members of TAM, to approve the candidate as the next TAM CEO.

SECTION 2.03 TAM Chief Financial Officer. The TAM CFO shall be in charge of all financial matters pertaining to TAM and its Subsidiaries and shall have such other duties as may be determined, from time to time, by the TAM Board or the TAM CEO. The TAM CFO shall report directly to the TAM CEO. Prior to the Effective Time, LATAM and TEP shall agree upon the individual to serve as the initial chief financial officer of

TAM (the “TAM CFO”). The term of the TAM CFO shall be two years. Subject to Section 1.09(xiii), the TAM CFO shall be reelected at the end of his or her current term unless a Departure of the TAM CFO occurs prior to the end of such current term. In the case of any election other than the re-election of the then current TAM CFO, LATAM shall recommend to TEP in writing three potential candidates for appointment by the TAM Board as the TAM CFO. Any potential candidates for the office of the TAM CFO shall be recommended by, or shall have received a favorable evaluation from, one of the three then-leading executive search companies in Brazil and in selecting such candidates, LATAM shall be guided by the following principles: (a) alignment with the strongest performing leader, i.e., the best of breed; (b) maximization of synergy value capture; (c) conforming to local regulations and culture; and (d) simplest and easiest execution. Prior to the next regular meeting of the TAM Board, TEP shall notify Holdco I and LATAM in writing of its selection of one individual from among the list of three potential candidates provided by LATAM for appointment as the TAM CFO, and promptly thereafter each of LATAM and TEP shall each cause their respective Board Representatives, and Holdco I shall cause the board members of TAM, to vote to approve the candidate as the next TAM CFO.

SECTION 2.04 Other Members of the TAM Diretoria. Prior to the Effective Time, LATAM and TEP shall agree upon the individuals to serve as the initial chief operating officer of TAM (“TAM COO”) and the chief commercial officer of TAM (“TAM CCO”). From and after the Effective Time, potential candidates for offices of each of the TAM COO and TAM CCO shall be jointly selected and recommended to the TAM Board by the TAM CEO and the TAM CFO and shall be approved by a Majority Board Vote of the TAM Board. LATAM and TEP each agrees to cause their respective Board Representatives, and Holdco I agrees to cause the board members of TAM, to act through the relevant governing body to vote to approve the candidates for the offices of TAM COO and TAM CCO selected jointly by the TAM CEO and the TAM CFO.

SECTION 2.05 TAM Linhas Aereas S.A. The Diretoria of TAM Linhas Aereas S.A. shall be comprised of the same individuals who comprise the TAM Diretoria and two other officers who shall be selected and appointed in accordance with Section 2.04, mutatis mutandis.

ARTICLE III

ACCOUNTING, BOOKS AND RECORDS

SECTION 3.01 Fiscal Year. The fiscal year of TAM and its Subsidiaries shall end on December 31 in each year (the “Fiscal Year”).

SECTION 3.02 Accountants. Unless and until removed or changed by Supermajority Board Vote, the independent public accountants for the TAM Group shall be PricewaterhouseCoopers LLP (the “Accountants”).

SECTION 3.03 Financial Statements. From and after the Effective Time, TAM shall prepare and deliver (or cause to be prepared and delivered) to each Shareholder the following financial reports with respect to TAM and its Subsidiaries on a consolidated basis and for Multiplus S.A. on a stand-alone basis:

(i) within five business days after the end of each calendar month, monthly management reports in a format approved by the TAM Board;

(ii) within ten business days after the end of any of the first three fiscal quarters of each Fiscal Year, an unaudited balance sheet as of the end of such fiscal quarter and the related unaudited statements of operations, changes in stockholders’ equity and cash flows for the fiscal quarter then ended and for the period from the beginning of the then-current Fiscal Year to the end of such fiscal quarter, in each case with comparative statements for the prior Fiscal Year; and

(iii) within thirty business days after the end of each Fiscal Year, an annual report, including (x) a balance sheet as of the end of such Fiscal Year and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the Fiscal Year then-ended and audited in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”) or such other accounting principles as the TAM Board may approve, in each case with comparative statements for the prior Fiscal Year, and (y) a discussion of the implementation of the Approved Plans as it relates to business strategy, achievement of basic goals, revenues, expenses, executive compensation, capital expenditures, financing, insurance, cash flows, appointment of agents or advisers and strategic alliances.

SECTION 3.04 Books and Records.

(a) TAM shall keep, and shall cause each of its Subsidiaries to keep, in all material respects, at their respective principal offices, full, complete and accurate books and records with respect to the business and affairs of the TAM Group. The books and records shall be maintained in a manner that provides Shareholders with sufficient information so as to permit (i) the preparation of consolidated financial statements for TAM and its Subsidiaries and financial statements for Multiplus S.A. on a stand-alone basis, in each case in accordance with IFRS, (ii) the Shareholders to account for their interests in TAM and its Subsidiaries in their respective financial statements in accordance with IFRS, and (iii) the preparation of all required tax returns of TAM and its Subsidiaries and of the Shareholders.

(b) TAM shall, as and when reasonably requested by any Shareholder, prepare and furnish (or cause to be prepared and furnished) to such Shareholder, at the expense of TAM, such financial and other data concerning the business and affairs of the TAM Group as may be reasonably required by such Shareholder for tax, accounting, reporting, oversight, or other legitimate business purposes of such Shareholder, such information to be prepared on the basis and in the format that such Shareholder may reasonably request in order to meet the requirements of its accounting, tax and oversight and reporting systems or the requirements of Law.

(c) TAM shall, and shall cause each of its Subsidiaries to, retain for not less than ten years and for such longer period as required by Law, all of their respective books and records (including the books and records of predecessor businesses, including those relating to periods prior to the Effective Time).

SECTION 3.05 Access to Information, Audit and Inspection.

(a) Each Shareholder and its Representatives shall have (and TAM shall cause its Subsidiaries to provide such Shareholder and its Representatives with) full access at reasonable times and during normal business hours to all books and records for the TAM Group and their respective businesses (including those books and records pertaining to periods prior to the Effective Time), including the right to examine and audit any of such books and records and to make copies and extracts therefrom. Each Shareholder shall bear all expenses incurred by it and its Representatives in making any such examination on its behalf. TAM shall, and shall cause each of its Subsidiaries to, make arrangements for each Shareholder and its Representatives to have prompt access at reasonable times and during normal business hours to its officers, board members and employees to discuss the business and affairs of the TAM Group and the books and records pertaining thereto. The provisions of this Section 3.05(a) shall survive any termination of this Agreement and shall continue to apply to TAM and its Subsidiaries and be enforceable by any Shareholder regardless of whether such Shareholder ceases to beneficially own any shares of TAM Stock but only to the extent that such books and records and such access to officers, board members and other employees are reasonably requested by a Shareholder in connection with any pending Action involving such Shareholder or any of its Affiliates insofar as such matter relates to the business or affairs of TAM and its Subsidiaries (including any matters relating to the business and affairs of any predecessor businesses, including matters relating to periods prior to the Effective Time).

(b) TAM shall provide each Shareholder with copies of each completed annual tax return required by Law to be filed by TAM or any of its Subsidiaries (each, a “Tax Return”) at least twenty business days prior to the due date (including any extensions of such due date) of the filing of such Tax Return, and each Shareholder may review any such Tax Return prior to its filing with the appropriate Governmental Entity. TAM shall consult with the Shareholders and negotiate in good faith to resolve any issues arising as a result of the Shareholders’

review of any such Tax Return. The Shareholders and TAM and its Subsidiaries shall use all reasonable good faith efforts to resolve any issue in dispute as promptly as practicable but in any event prior to the due date for the filing of any such Tax Return. In the event that an issue resulting from the review by a Shareholder of any such Tax Return remains in dispute as of the due date for the filing of such Tax Return, such Tax Return shall be filed with the appropriate Governmental Entity in accordance with the recommendation of the Accountants.

SECTION 3.06 Annual Budget and Business Plan.

(a) On or prior to October 31st of each calendar year, the TAM CEO and the TAM CFO shall prepare or cause to be prepared, and shall submit for approval of the TAM Board, (i) a proposed annual budget and business plan (each, an “Annual Budget and Business Plan”) for the upcoming Fiscal Year and (ii) a proposed five-year business plan for the next five Fiscal Years (each, a “Multi-Year Business Plan”), in each case for TAM and its Subsidiaries on a consolidated basis and for Multiplus S.A. on a stand-alone basis. Each of the proposed Annual Budget and Business Plan and Multi-Year Business Plan shall include all of the applicable items set forth in Schedule 3.06 and be in a format acceptable to the TAM Board.

(b) The TAM Board shall convene a meeting within fifteen business days after receipt of the proposed Annual Budget and Business Plan and Multi-Year Business Plan for the upcoming Fiscal Year from the TAM CEO to discuss whether and to what extent to approve each of the foregoing for the upcoming Fiscal Year. If all or any portion of any of the proposed Annual Budget and Business Plan or Multi-Year Business Plan is not approved in all respects by a Supermajority Board Vote of the TAM Board at any such meeting of the TAM Board or any adjournment thereof, the TAM Chairman shall notify the TAM CEO in reasonable detail of the TAM Board’s objections to the proposed Annual Budget and Business Plan and/or Multi-Year Business Plan, as the case may be, and within thirty days following the TAM CEO’s receipt of such notice, the TAM CEO and the TAM CFO shall collaborate with two board members of TAM, one selected by TEP and another selected by LATAM, to modify such Annual Budget and Business Plan and/or Multi-Year Business Plan to address the comments and concerns of the TAM Board. Within ten business days after receipt of any revised Annual Budget and Business Plan and/or Multi-Year Business Plan from the TAM CEO, the TAM Board shall convene a second meeting to discuss whether or not to approve the same. If the TAM Board does not approve the adoption of any such proposed Annual Budget and Business Plan and/or Multi-Year Business Plan in its entirety because of disagreement on one or more line items set forth in the proposed Annual Budget and Business Plan and/or Multi-Year Business Plan, as the case may be, then the Multi-Year Business Plan for the current Fiscal Year shall be deemed adopted as the Annual Budget and Business Plan for the upcoming Fiscal Year.

(c) The TAM Board shall cause TAM and its Subsidiaries to operate in accordance with, and the officers and employees of TAM and its Subsidiaries to implement, any Annual Budget and Business Plan and Multi-Year Business Plan for the then-upcoming Fiscal Year approved by a Supermajority Board Vote of the TAM Board and shall conduct, or cause to be conducted, the business of TAM and its Subsidiaries in accordance with any such Annual Budget and Business Plan and/or Multi-Year Business Plan, as the case may be.

ARTICLE IV

GENERAL PROVISIONS

SECTION 4.01 Term of Agreement. Except as otherwise provided under applicable Law, this Agreement shall continue in effect as to each of the Parties until (i) it is terminated as to any Party by the written consent of all the Parties or (ii) with respect to any Shareholder, the first day on which such Shareholder no longer beneficially owns any shares of TAM Stock, whichever is sooner to occur. The termination of this Agreement as to any Shareholder shall not affect any of the rights and obligations of any of the other Parties with respect to each other. In the event that this Agreement terminates as to any Shareholder, thereafter such Shareholder shall have no further liability to the other Parties or to any of their respective shareholders, board members, officers, employees or other Affiliates and such other Parties shall have no further liability to such Shareholder, in each case solely in respect of this Agreement; provided, however, that the foregoing shall not apply to any provisions hereof that expressly survive the termination of this Agreement (including Sections 3.05 and 4.02); and provided, further, that nothing herein shall relieve any Party of any liability for any breach of this Agreement that occurred prior to such termination.

SECTION 4.02 Fees and Expenses. All fees and expenses incurred in connection with this Agreement shall be paid by the Party incurring such fees or expenses. The provisions of this Section 4.02 shall survive any termination of this Agreement.

SECTION 4.03 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF; PROVIDED, HOWEVER, THAT NOTWITHSTANDING THE FOREGOING THE AUTHORIZATION AND EXECUTION OF THIS AGREEMENT BY EACH PARTY SHALL BE GOVERNED BY THE LAW OF ITS JURISDICTION OF INCORPORATION.

SECTION 4.04 Definitions. For the purposes of this Agreement, the following terms shall have the meanings assigned below:

(a) “Actions” means any actions, suits, claims, allegations, hearings, proceedings, arbitrations, mediations, audits, inquiries or investigations (whether civil, criminal, administrative or otherwise).

(b) “Affiliate” shall have the meaning assigned to such term in Rule 12b-2 under the U.S. Exchange Act; provided, however, that no Shareholder shall be deemed to be an Affiliate of any other Shareholder or any of its Affiliates solely by reason of this Agreement.

(c) “beneficial ownership” (and its correlative phrases) shall have the meanings assigned to such phrases in Rule 13d-3 promulgated under the U.S. Exchange Act (without taking into account any rights of such Person or any of its Affiliates under Section 1.04 hereof) if the references to “within 60 days” in Rule 13d-3(d)(1)(i) were omitted.

(d) “board member” shall mean, with respect to any Person, any member of the board of directors (or comparable governing body) of such Person.

(e) “business day” shall mean any day that is not a Saturday, Sunday or a day on which banking institutions are required or authorized by Law or executive order to be closed in Santiago, Chile or São Paulo, Brazil.

(f) “contract” shall mean any loan, credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement or other contract, agreement, obligation, commitment or instrument or other legally binding arrangement or understanding, whether written or oral.

(g) “Control” (and its correlative terms) shall have the meanings assigned to such terms in Rule 12b-2 promulgated under the U.S. Exchange Act.

(h) “Convertible Securities” means, with respect to any Person, any securities, options, warrants or other rights of, or granted by, such Person or any of its Affiliates that are, directly or indirectly, convertible into, or exercisable or exchangeable for, any Equity Securities of such Person or any of its Affiliates.

(i) “Equity Securities” means, with respect to any Person, any capital stock of, or other equity interests in such Person.

(j) “Foreign Ownership Control Laws” shall mean any Law of Brazil or of any other applicable jurisdiction that establishes limitations on equity ownership or control by foreign nationals in respect of a Brazilian carrier or a foreign airline which is a subsidiary of a Brazilian carrier.

(k) “Governmental Entity” means any governmental, quasi-governmental or regulatory authority, body, department, commission, board, bureau, agency, division, court, organized securities exchange or other legislative, executive or judicial governmental entity or instrumentality of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof.

(l) “LATAM Group” means LATAM, Holdco I, TAM and their respective Subsidiaries.

(m) “Law” means any statute, common law, ordinance, rule, regulation, agency requirement or Order of, or issued, promulgated or entered into by or with, any Governmental Entity.

(n) “Order” means any order, decision, writ, injunction, decree, judgment, legal or arbitration award, stipulation, license, permit or agreement issued, promulgated or entered into by or with (or settlement or consent agreement subject to) any Governmental Entity.

(o) “Organizational Documents” shall mean, with respect to TAM and its Subsidiaries, this Agreement and the by-laws or other comparable governing documents of such Persons.

(p) “Person” means any natural person, firm, corporation, partnership, company, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity.

(q) “Related Party” means (a) any Person that, individually or jointly with other(s), directly or indirectly (i) controls TAM or any of its Subsidiaries; (ii) is controlled by TAM or any of its Subsidiaries; or (iii) is controlled by any Person that controls, individually or jointly with other(s), TAM or any of its Subsidiaries; (b) any successor of the controlling shareholder of TAM or any of its Subsidiaries, in the event of dissolution, capital decrease by the delivery of shares to shareholders, spin-off and any other corporate transaction; and (c) any board member, officer or manager of the companies mentioned above.

(r) “Representatives,” with respect to any Person, shall mean the board members, officers, employees, auditors, accountants, legal counsel, financial advisors and other agents or representatives of or to such Person and its Subsidiaries.

(s) “Subsidiary” means, with respect to any Person, (i) a corporation in which such Person, together with its Subsidiaries, beneficially owns Voting Securities of such corporation which entitle them, collectively, to cast more than 50% of all the votes entitled to be cast by the holders of all Voting Securities of such corporation then outstanding in a general election of board members of such corporation or (ii) any Person that is not a corporation in which such Person, and/or one or more other Subsidiaries of such Person, directly or indirectly, has a majority equity or voting interest or the power to direct the policies, management and affairs thereof.

(t) “U.S. Exchange Act” shall mean the U.S. Securities Exchange Act of 1934.

(u) “Voting Securities” means, with respect to any Person, any securities or other equity or ownership interests in such Person which are entitled to vote generally in the election of board members of such Person (or, if such Person is not a corporation, the individuals who perform a similar function for such Person).

SECTION 4.05 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

SECTION 4.06 Amendment; Waiver. This Agreement may be amended and any performance, term or condition waived in whole or in part only by a writing signed by all Parties affected by the amendment (in the case of an amendment) or by the Party against whom the waiver is to be effective (in the case of a waiver). No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any singular partial exercise of such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Waiver by any Party of any breach or failure to comply with any provision of this Agreement by another Party shall not be construed as, nor shall constitute, a continuing waiver of such provisions, or a waiver of any other breach of or failure to comply with any other provisions of this Agreement.

SECTION 4.07 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties, and any purported assignment without such consent shall be null and void and of no force or effect. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

SECTION 4.08 No Third-Party Beneficiaries. Except as otherwise expressly stated herein, the Parties hereby agree that the agreements and covenants set forth herein are solely for the benefit of the other Parties in accordance with, and subject to the terms of, this Agreement and that this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

SECTION 4.09 Notices. All notices, requests, claims, demands, instructions and other communications or documents given hereunder shall be in writing and shall be delivered personally or sent by registered or certified mail (postage prepaid), facsimile or overnight courier to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to LATAM, to:

Claro y Cia.

Apoquindo 3721, piso 13,

Santiago, Chile

Attention: José María Eyzaguirre B.

Fax: +56 2 367 3003

jmeyzaguirre@claro.cl

with copies (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

United States of America

Attention: Sergio Galvis and Duncan McCurrach

Fax: +1 212 558 3588

galviss@sullcrom.com

mccurrachd@sullcrom.com

If to TAM or Holdco I to:

Turci Advogados

Rua Dr. Renato Paes de Barros, 778

-1° andar – cj.12

04530-0001

São Paulo – SP

Brasil

Attention: Flavia Turci

Fax: +55 11 2177 2197

turci@turci.com

with a copy (which shall not constitute notice) to:

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

Attention: Sarah Jones and Anand Saha

Fax: +1 212 878 8375

Sarah.Jones@CliffordChance.com

Anand.Saha@CliffordChance.com

Any notice, request, claim, instruction or other communication or document given as provided above shall be deemed given to the receiving party (i) if delivered personally, upon actual receipt, (ii) if sent by registered or certified mail, three business days after deposit in the mail, (iii) if sent by facsimile, upon confirmation of successful transmission if within one business day after such facsimile has been sent such notice, request, claim, instruction or other communication or document is also given by one of the other methods described above and (iv) if sent by overnight courier, on the next business day after deposit with the overnight courier.

SECTION 4.10 Specific Enforcement; Consent to Jurisdiction. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity, without the necessity of proving the inadequacy of monetary damages or of posting bond or other undertaking, as a remedy and to obtain injunctive relief against any breach or threatened breach hereof. In the event that any Action is brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party waives the defense or counterclaim that there is an adequate remedy at Law. Each of the Parties hereby irrevocably consents and submits itself to the personal jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the Borough of Manhattan, The City of New York (collectively, the “Agreed Courts”) solely in respect of the interpretation and enforcement of the provisions of this Agreement, and the documents referred to herein and the transactions contemplated by this Agreement (collectively, the “Agreed Issues”), waives, and agrees not to assert, as a defense in any Action, suit or proceeding in an Agreed Court with respect to the Agreed Issues that such Party is not subject thereto or that such Action, suit or proceeding may not be brought or is not maintainable in such Agreed Court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such Agreed Court, and the Parties irrevocably agree that all claims with respect to any Action, suit or proceeding with respect to the Agreed Issues shall be heard and determined only in an Agreed Court. The Parties hereby consent to and grant to each Agreed Court jurisdiction over the Person of such parties and, to the extent permitted by Law, over the subject matter of any dispute with respect to the Agreed Issues and agree that mailing of process or other papers in connection with any such Action or proceeding in the manner provided in Section 4.09 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

SECTION 4.11 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (I) CERTIFIES THAT IT HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND MADE IT VOLUNTARILY AND THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 4.11.

SECTION 4.12 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be considered an original instrument and all of which shall together constitute the same agreement. This Agreement shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

SECTION 4.13 Interpretation. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any contract, instrument or Law defined or referred to herein or in any contract or instrument that is referred to herein means such contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Except as otherwise expressly provided herein, all remedies provided herein shall be in addition to any other remedies that the Parties may otherwise have under applicable Law. Any reference in this Agreement to a “day” or a number of “days” (without the explicit qualification of “business”) shall be interpreted as a reference to a calendar day or number of calendar days. This Agreement is the product of negotiation by the Parties having the assistance of counsel and other advisers, and the Parties and their counsel and other advisers having participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

SECTION 4.14 Filing Requirement. A copy of this Agreement shall be filed at the headquarters of TAM for all purposes of applicable Law.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of the date first above written.

LAN AIRLINES S.A.

By:	/s/ Enrique Cueto Plaza
Name: Enrique Cueto Plaza
Title: Chief Executive Officer

By:	/s/ Roberto Alvo Milosawlewitsch
	Name:	Roberto Alvo Milosawlewitsch
	Title:	Senior Vice President,
Strategic Planning and Corporate Development

TAM S.A.

By:	/s/ Libano Miranda Barroso
Name: Libano Miranda Barroso
Title: President

By:	/s/ Marco Antonio Bologna
Name: Marco Antonio Bologna
Title: Chief Executive Officer

TEP CHILE S.A.

By:	/s/ Maria Cláudia O. Amaro
Name: Maria Cláudia O. Amaro
Title: Director

HOLDCO I S.A.

By:	/s/ Maria Cláudia O. Amaro
Name: Maria Cláudia O. Amaro
Title: Director

[Signature Page to TAM Shareholders Agreement]